UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ **Form C: Offering Statement**
☐ **Form C-U: Progress Update**
☐ **Form C/A: Amendment to Offering Statement**
☐ **Check box if Amendment is material and investors must reconfirm within five business days.**
☐ **Form C-AR: Annual Report**
☐ **Form C-AR/A: Amendment to Annual Report**
☐ **Form C-TR: Termination of Reporting**

Name of issuer: Munson Crowd Group LLC
Legal status of issuer:
Form: Limited liability company
Jurisdiction of Incorporation/Organization: Delaware
Date of organization: October 28, 2025
Physical address of issuer: 409 Joyce Kilmer Ave, Suite 310, New Brunswick, NJ 08901
Website of issuer: www.themunsonrestaurantgroup.com
Is there a Co-Issuer: No

Name of intermediary through which the offering will be conducted: Cultivate Capital Group, LLC
CIK number of the intermediary: 0001768367
SEC file number of intermediary: 008-70293
CRD number, if applicable, of intermediary: 300634

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

As compensation for the services provided by Cultivate Capital Group, LLC, the company is required to pay (i) a one-time administrative fee of $7,500 for due diligence and creation of the offering page, and (ii) a success fee consisting of one percent (1%) cash commission based on the dollar amount of the securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The administrative fee covers an offering page for up to two separate offerings. Our Manager has advanced this fee for which it will be reimbursed with proceeds raised from this Offering. If the Company makes a concurrent offering under a different exemption, the Company will pay half of the fee with proceeds from this Offering and half from the proceeds from the other offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
N/A.

Type of security to be offered: Class A Units
Target number of securities: 25,000
Price (or other method for determining price): $1.00
Target offering amount: $25,000.00

Oversubscriptions accepted: ☒ Yes ☐ No

If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata ☐ First come, first served ☒ Other

Description: At Company's discretion

Maximum offering amount: $1,235,000.00

Deadline to reach the target offering amount: March 1, 2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 0

Total Assets::	Most recent fiscal year-end:	2,410,152	Prior fiscal year-end:	0
Cash & Cash Equivalents:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Accounts Receivable:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Short-term Debt:	Most recent fiscal year-end:	279,415	Prior fiscal year-end:	0
Long-term Debt:	Most recent fiscal year-end:	2,500,821	Prior fiscal year-end:	0
Revenues/Sales:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Cost of Goods Sold:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Taxes Paid:	Most recent fiscal year-end:	0	Prior fiscal year-end:	0
Net Income:	Most recent fiscal year-end:	-90,669	Prior fiscal year-end:	0

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	**Alabama**	**AL**	X	**Montana**	**MT**	X	**District of Columbia**	**DC**
X	**Alaska**	**AK**	X	**Nebraska**	**NE**	X	**American Samoa**	**B5**
X	**Arizona**	**AZ**	X	**Nevada**	**NV**	X	**Guam**	**GU**
X	**Arkansas**	**AR**	X	**New Hampshire**	**NH**	X	**Puerto Rico**	**PR**
X	**California**	**CA**	X	**New Jersey**	**NJ**	X	**Northern Mariana Island**	**1V**
X	**Colorado**	**CO**	X	**New Mexico**	**NM**	X	**Virgin Islands**	**VI**
X	**Connecticut**	**CT**	X	**New York**	**NY**			
X	**Delaware**	**DE**	X	**North Carolina**	**NC**		**Alberta**	**A0**
X	**Florida**	**FL**	X	**North Dakota**	**ND**		**British Columbia**	**A1**
X	**Georgia**	**GA**	X	**Ohio**	**OH**		**Manitoba**	**A2**
X	**Hawaii**	**HI**	X	**Oklahoma**	**OK**		**New Brunswick**	**A3**
X	**Idaho**	**ID**	X	**Oregon**	**OR**		**Newfoundland**	**A4**
X	**Illinois**	**IL**	X	**Pennsylvania**	**PA**		**Nova Scotia**	**A5**
X	**Indiana**	**IN**	X	**Rhode Island**	**RI**		**Ontario**	**A6**
X	**Iowa**	**IA**	X	**South Carolina**	**SC**		**Prince Edward Island**	**A7**
X	**Kansas**	**KS**	X	**South Dakota**	**SD**		**Quebec**	**A8**
X	**Kentucky**	**KY**	X	**Tennessee**	**TN**		**Saskatchewan**	**A9**
X	**Louisiana**	**LA**	X	**Texas**	**TX**		**Yukon**	**B0**
X	**Maine**	**ME**	X	**Utah**	**UT**		**Canada (Federal Level)**	**Z4**
X	**Maryland**	**MD**	X	**Vermont**	**VT**			
X	**Massachusetts**	**MA**	X	**Virginia**	**VA**			
X	**Michigan**	**MI**	X	**Washington**	**WA**			
X	**Minnesota**	**MN**	X	**West Virginia**	**WV**			
X	**Mississippi**	**MS**	X	**Wisconsin**	**WI**			
X	**Missouri**	**MO**	X	**Wyoming**	**WY**			

SIGNATURES

Pursuant to the requirements of Section 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding ((§ 227.100 et seq.) the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Munson Crowd Group LLC
(Issuer)

/s/ Jack Litman, manager of Litman Capital Management LLC
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Jack Litman
(Signature)

Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer
(Title)

February 27, 2026
(Date)

EXHIBIT A – Offering Statement

MUNSON CROWD GROUP LLC
Target Offering Amount of $25,000.00
Maximum Offering Amount of $1,235,000.00

Munson Crowd Group LLC, a Delaware limited liability company (the "**Company**," "**we**," "**us**", or "**our**"), is raising a minimum amount of $25,000.00 ("**Target Offering Amount**"), and up to a maximum amount of $1,235,000.00 ("**Maximum Offering Amount**") through the sale of units of membership interest ("**Unit(s),**" or "**Securities**") at a price of $1.00 per Unit. The Company will not sell or issue fractional Units in this offering (the "**Offering**"). The minimum investment required of an investor is $500.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. We must raise an amount equal to or greater than the Target Offering Amount by March 1, 2027 (the "**Offering Deadline**"). Unless we raise the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

	Price to Public	Selling Commissions	Proceeds to Company
Price Per Unit	$1.00	$0.01	$0.99
Target Offering Amount	$25,000.00	$250.00	$24,750.00
Maximum Offering Amount	$1,235,000.00	$12,350.00	$1,222,650.00

Investors will be responsible for paying transaction fees related to the payment of their subscription amount for which no Units shall be issued. The transaction fees are currently as follows below on a per transaction basis. These fees are subject to change.

Payment Method	Fee Amount
Credit Card fees:	3.5%
ACH fees:	0.15%
Wire fees:	$25.00
Check fees:	$10.00

Investments must be made at https://invest.cultivatecapital.org/projects/15490-Munson-Crowd-Group-LLC-Reg-CF-Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Units offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Units are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Units are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "RISK FACTORS" BEGINNING ON PAGE 16.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR DURING THE ONE-YEAR PERIOD BEGINNING WHEN THE SECURITIES WERE ISSUED EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU COULD BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING, OR TAX ADVICE, OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL, AND ACCOUNTANT AS TO LEGAL, TAX, AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS EXEMPT FROM REGISTRATION ONLY UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY AND THE INTERMEDIARY EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

The Company certifies that it:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. §§ 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. § 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. §§ 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. § 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

(7) Is not subject to any bad actor disqualifications under any relevant U.S. securities laws

The date of this Form C Offering Statement is February 27, 2026.

TABLE OF CONTENTS

ABOUT THIS FORM C

We have prepared this offering statement for our Offering of Units under Regulation CF. The offering statement includes exhibits that provide more detailed descriptions of the matters discussed in this offering statement.

You should rely only on the information contained in this offering statement and other Exhibits to the Form C to which the offering statement is a part. We have not authorized anyone to provide you with any information different from that contained in this offering statement and Exhibits. The information contained in this offering statement is complete and accurate only as of the date of this offering statement, regardless of the time of delivery of this offering statement or sale of our Units. This offering statement contains summaries of certain other documents, but reference is hereby made to the full text of the actual documents for complete information concerning the rights and obligations of the parties thereto.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents included as Exhibits or incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance, and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely," and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made considering our industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C, or any documents incorporated by reference herein are accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

This summary highlights some of the information in this offering statement. It is not complete and may not contain all the information that you may want to consider. To understand this Offering fully, you should carefully read the entire offering statement, including the section entitled "Risk Factors," before making a decision to invest in our Units. Unless otherwise noted or unless the context otherwise requires, the terms "we," "us," "our," and "Company" refer to Munson Crowd Group LLC, a Delaware limited liability company, together with our wholly and majority owned subsidiaries.

The Company

Munson Crowd Group LLC was formed October 28, 2025 to build out and operate a franchised Buffalo Wild Wings Sports Bar at 3054 NJ-35, Hazlet, NJ 07730 (the "**Buffalo Sports Bar**") and Buffalo Wild Wing GO store at 1520 NJ-38 STE 5, Hainesport, NJ 08036 (the "**Buffalo GO**"). The Buffalo Sports Bar is targeted to start construction February 1, 2026. The Buffalo GO is under construction with a targeted completion date of the second week of February 2026 and a planned opening in March of 2026. The Company is governed by certificate of formation ("**Certificate of Formation**") and company agreement dated October 28, 2025, as may be amended from time to time (the "**Company Agreement**").

Capitalization

The Company has authorized Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. As of the date of this offering statement, the Company had no Class A Units outstanding and 100 Class B Units outstanding. Once Class A Units are issued, they will represent eighty percent (80%) and Class B Units will represent twenty percent (20%) of the Membership Interest of the Company.

Management

The Company's manager is Litman Capital Management LLC, a Delaware limited liability company (the "**Manager**"). Jack Litman is the sole manager and member of our Manager. Our Manager manages all company assets and operations and performs all other duties prescribed for in our Company Agreement. No other person shall have any right or authority to act for or bind the Company except as permitted in our Company Agreement or as required by law. Our Manager has no personal liability for the obligations of the Company.

Distributions

The Company will make distributions in such amounts and at such time as determined by the Manager in its sole discretion. When made, Class A Members will receive all cash until they have received a ten percent (10%) internal rate of return ("**IRR**") on their capital contributions, after which remaining cash will be distributed eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members. See the section entitled "Distributions" on page 26 for more details.

Voting

Class A Units do not have voting rights except for a vote to remove the Manager. See the section entitled "Voting Rights" on page 27 for more details. Only Members who hold Class B Units have voting rights. Our Manager holds all the outstanding Class B Units.

Transfer Restrictions

Pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;
- To an accredited investor;
- As part of an offering registered with the Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Additionally, Securities purchased pursuant to Regulation CF constitute "restricted securities," as that term is defined in Rule 144, promulgated under the Securities Act, and cannot be resold unless such resale is registered under the Securities Act and applicable state securities laws or is exempt from such registration provisions. Even if securities purchased in this Offering are eligible for resale, there is no trading market for such securities, and none is likely to develop.

The Offering

We are offering a minimum of $25,000.00, and a maximum of $1,235,000.00 in Units at a price of $1.00 per Unit. The minimum investment for each investor is $500.00 unless waived by the Company on a case-by-case basis. If the Target

Offering Amount has not been raised by the Offering Deadline of March 1, 2027, this Offering will be terminated and investor funds will be returned without interest or deduction. Fractional Units will not be issued in this Offering.

In order to purchase the Units, each Investor must represent and warrant that the Investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C.§ 77r(b)(3)), meaning the Investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the Investor's subscription amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

   (i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

   (ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

   (iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

The Units are being offered on a "best efforts" basis. We have engaged Cultivate Capital Group, LLC as our Regulation CF intermediary ("**Intermediary**"). All Offering proceeds will be held in an escrow account with North Capital Private Securities Corp. ("**Escrow Facilitator**") until the closing of such funds. Once we have raised the Target Offering Amount, and at least twenty-one (21) days from the date of this offering statement have passed, we intend to hold an initial closing and then conduct subsequent closings on a rolling basis thereafter.

Transfer Agent

The Company has not engaged a transfer agent and issuances will be recorded in book form.

MANAGEMENT OF THE COMPANY

The Company operates under the direction of our Manager, Litman Capital Management LLC, a Delaware limited liability company, which is responsible for directing the operations of our business, directing the day-to-day affairs, and implementing the investment strategy of the Company. Our Manager is managed solely by Jack Litman. Mr. Litman is not required to devote all of his time to our business and is only required to devote such time to our affairs as his duties require. Mr. Litman's business experience, principal occupation, and employment responsibilities for the past three (3) years are listed below.

Name of Company:	The Munson Group LLC
Business Purpose:	Franchisee operator of 33 Buffalo Wild Wings units and a Sonic franchisee
Title:	President
Dates of Service:	February 2021 – Present
Description of Duties	Responsible for managing the company's core administrative and operational functions, including day-to-day operations, financial oversight, payroll administration, human resources, and marketing activities. Duties include ensuring efficient workflows, maintaining accurate financial and payroll records, supporting employees and compliance requirements, and executing marketing initiatives that promote the company's growth.

MANAGEMENT COMPENSATION

The Manager and other management members may receive substantial fees and compensation in connection with the management of the Company, the Company's assets, investments, and operations, and reimbursement for expenses incurred

on behalf of the Company as further described below. The Manager reserves the right to assign any fee, income, or compensation due. The maximum amount of fees the Manager, the other members of the Company's management, or their Affiliates may receive cannot be determined at this time. The compensation arrangements described herein have been established by the Manager and are not the result of arm's-length negotiations. The following fees may be paid from capital contributions, revenues, or reserves.

Manager Compensation

Distributions: The Manager, by virtue of its ownership of Class B Units, is entitled to receive twenty percent (20%) of all cash distributed after Class A Members have received distributions which equal a ten percent (10%) IRR for such Members.

Management Fee: The Manager will receive a management fee of five and one-half percent (5.5%) of all gross sales for its services. The fee is payable monthly in arrears.

Employees

Currently the Company has no employees, but it will hire employees in the future. Employee costs will generally include wages and salaries for all staff, such as servers, cooks, hosts, and managers. These costs also cover employer payroll obligations, including Social Security, Medicare, unemployment taxes, and workers' compensation. Additional expenses often arise from overtime, shift differentials, bonuses, and the costs associated with recruiting, training, and onboarding new employees in a high-turnover environment. Benefits such as health insurance, paid time off, and employee discounts may also contribute to overall labor expenses. Because labor is one of the largest operating expenses, effective staffing, scheduling, and employee retention are critical to maintaining profitability.

CAPITAL STRUCTURE AND OWNERSHIP

Capitalization

The Company has authorized Class A and Class B Units. The Company is authorized to issue an unlimited number of Units. As of the date of this offering statement, the Company had no Class A Units outstanding and 100 Class B Units outstanding. Once Class A Units are issued, they will represent eighty percent (80%) and Class B Units will represent twenty percent (20%) of the Membership Interest of the Company. Assuming all offered Units are sold, and no other Units are issued by the Company, upon completion of this Offering the Company will have 1,235,000 Class A Units and 100 Class B Units outstanding. In addition, the Company intends to raise capital through an offering exempt pursuant to Regulation D concurrently with this Offering. The Company expects to raise up to $2,808,500.00 total between the two offerings and may elect to not raise the total $1,235,000.00 through this Offering.

Beneficial Ownership

As of the date of this offering statement, the following persons beneficially own more than twenty percent (20%) of the Company's voting securities, calculated on the basis of voting power as follows:

Title of Class	Name of Owner	Amount and Nature of Beneficial Ownership	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
Class B	Litman Capital Management LLC[(1)]	100 Class B Units	N/A	100.00%

(1) Litman Capital Management LLC is owned and operated by Jack Litman.

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this offering statement, the Company had no outstanding SAFEs, convertible notes, or warrants.

Outstanding Debt

As of the date of this offering statement, the Company has lease liabilities of approximately $2,500,821 in connection with its leased premises as well as $429,382 in advances made by the Manager for Offering expenses, which will be repaid with Offering proceeds if the Company raises the Target Offering Amount.

Previous Offerings of Securities

As of the date of the offering statement, the Company has not conducted any exempt offerings within the past three years other than the initial issuance of Class B Units to the Manager exempt from registration under Section 4(a)(2). The Company plans to make additional offerings in the future.

DESCRIPTION OF BUSINESS

The Business

Overview

The operations of a company that owns and manages a Buffalo Wild Wings franchise center on delivering a consistent, high-quality dining and entertainment experience that aligns with franchisor standards. This includes overseeing day-to-day restaurant activities such as food preparation, inventory management, scheduling, and customer service. Management must ensure that all operational processes—from receiving shipments and maintaining kitchen equipment to enforcing health and safety protocols—are executed efficiently and in compliance with Buffalo Wild Wings' brand requirements. Continuous monitoring of service quality, speed of delivery, cleanliness, and guest satisfaction is essential, as these metrics are directly tied to the franchisor's performance expectations and the Company's financial success.

Operational responsibilities also include workforce management, which involves hiring, training, supervising, and retaining both front-of-house and back-of-house staff. Employees must be trained according to Buffalo Wild Wings' standardized procedures, recipes, customer service guidelines, and technology systems. Labor scheduling must balance fluctuating customer demand with cost-effectiveness, while also maintaining legally compliant working conditions and payroll practices. Managers are responsible for fostering a positive work environment, minimizing turnover, and ensuring ongoing staff development to maintain operational consistency and service quality during peak and non-peak periods.

In addition, the Company is tasked with financial and administrative operations that support both compliance and profitability. This includes managing budgets, monitoring food and labor costs, adhering to franchisor reporting requirements, and implementing local marketing initiatives that align with national promotions. Franchisees must maintain accurate financial records, coordinate with third-party vendors, and ensure timely payment of royalties and marketing fees owed to the franchisor. Effective operations require integrating corporate brand standards with local market conditions, enabling the Company to optimize performance while preserving the integrity of the Buffalo Wild Wings brand.

Market Conditions

Hainesport is a small township (population ~6,100) with relatively high household incomes and low poverty rates, indicating a stable, moderately affluent community that could support casual dining.[1] Broader trends in New Jersey point toward growth: the state is increasingly viewed as an attractive expansion market for restaurant franchises, thanks to high median incomes, dense suburban populations, and a consumer base eager for restaurant options.[2] Hazlet presents a promising immediate market for a new Buffalo Wild Wings: with ~20,600 residents, a fairly high average household income, and a demonstrated appetite for chain-restaurant expansion along commercial corridors and town centers.[3] Because Hazlet sits within commuting distance of major population centers and along regional traffic flows, it stands to benefit from both local residents and passing customers, which improves the odds for consistent patronage and strong performance.

[1] https://www.njmls.com/NJ/BURLINGTON/HAINESPORT-community-information
[2] https://explorenewjersey.org/franchise-flavor-new-jersey-is-becoming-a-hotspot-for-growing-restaurant-brands
[3] https://worldpopulationreview.com/us-cities/new-jersey/hazlet-township

The Stores

The Company will build out and operate a franchised Buffalo Wild Wings Sports Bar at 3054 NJ-35, Hazlet, NJ 07730 and Buffalo Wild Wing GO store at 1520 NJ-38 STE 5, Hainesport, NJ 08036. The Buffalo GO store will be operated through a wholly owned subsidiary called Munson of Hainesport Wings GO LLC ("**Hainesport Wings**"), which was formed in New Jersey. It is going to be built in an existing 7,500 sq. ft. restaurant. Buffalo Go stores are a smaller, takeout- and delivery-focused version of the traditional Buffalo Wild Wings sports-bar/restaurant. They are often around 1,500–1,800 square feet, much smaller than a typical full Buffalo Wild Wings restaurant that might be several thousand square feet. Rather than offering a full sports-bar dining experience with many TVs and extensive seating, GO stores focus on quick orders — takeout, delivery, and sometimes limited counter-service seating. GO locations typically offer the core favorites — wings (traditional and boneless), tenders, sandwiches or wraps, sides — rather than the full menu of a full-service location. These stores emphasize digital ordering (app or online), efficient kitchen operations, and often provide pickup or delivery lockers or counter pickup; appealing to customers seeking speed and convenience. The Hainesport store will be a 1,500 square feet space with twelve seats. As part of the lease agreement, the landlord is contributing significant work to the space to reduce costs for the Company. The build out is targeted to be completed the second week of February of 2026 with a grand opening planned for March of 2026. The Company's subsidiary Hainseport Wings is leasing the premises. Munson Buffalo Go Group LLC, a New Jersey limited liability company ("**MBGG**") is acting as a guarantor for the lease. Jack Litman, the manager of the managing entity of the Company owns an approximate sixty-six percent interest in MBGG. The lease agreement is attached hereto as Exhibit I.

The Buffalo Sports Bar at the Hazlet location will be operated through a wholly owned subsidiary called Munson of Hazlet Wings LLC ("**Hazlet Wings**"), which was formed in New Jersey. It will be a full-service casual dining restaurant that combines American-style food with a sports-themed environment. Its core appeal is wings, burgers, and other pub-style fare paired with a large selection of sauces and beers, all served in a venue designed for watching sports. A Buffalo Wild Wings sports bar offers a sports-focused atmosphere with multiple large-screen TVs broadcasting live games, sporting events, and sports news, creating an immersive experience for fans. Guests enjoy full-service dining at the table from a menu featuring wings (traditional and boneless), sandwiches, burgers, salads, and appetizers, along with a selection of alcoholic beverages, particularly beer. Many locations provide social and event spaces for group gatherings, trivia nights, and viewing parties, with some larger venues offering patios, party rooms, or areas for accommodating bigger groups. The overall brand experience is reinforced through themed décor, music, and staff uniforms, cultivating a lively, casual, and family-friendly environment during the day and a more adult-oriented social space in the evening. The Hazlet location with be built out in an existing 7,500 square feet restaurant. The Company is utilizing the "bones" of the location to reduce costs on build out. The location will have 16' high ceilings, 24 taps of beer, 80 flat screen televisions, and approximately 200 seats. The plans for the build out are almost completed, after which they will be submitted to the city for approval. Construction is estimated to begin February 1st of 2026. The Company is targeting a 12-16 week build time with approximately 2-4 week for training after the build is complete prior to opening. The Company's subsidiary Hazlet Wings is leasing the premises. The Munson Buffalo Restaurant Group LLC, a New Jersey limited liability company ("**MBRG**") is acting as a guarantor for the lease. Jack Litman, the manager of the managing entity of the Company owns an approximate sixty-six percent interest in MBRG. The lease agreement is attached hereto as Exhibit J.

Buffalo Wild Wings Go Franchise Disclosure Document ("FDD")

Initial Investment

The total investment necessary to begin operation of a Buffalo Wild Wings GO restaurant ("**BWW-GO**") franchise ranges from $564,345 to $1,050,320. This includes $30,000 to $90,000 that must be paid to the franchisor or an affiliate. The Company must spend $15,000 on certain advertising and public relations activities when opening the restaurant. The franchisor may collect and administer these funds on our behalf, at their option. We will also be required to pay the franchisor a royalty fee of six percent (6%) of gross sales, a brand fund contribution of three percent (3%) of gross sales, and other fees described starting on page 23 of the Franchise Disclosure Document attached as Exhibit G. The following summarizes the estimated initial investment for a single franchise:

[*table follows on next page*]

ESTIMATED INITIAL INVESTMENT

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment is to be Made
Initial franchise fee (1)	$30,000 to $45,000	Lump sum or installments	Upon signing Franchise Agreement	Us[4]
Site approval fees (2)	$1,200 to $53,800	As incurred	As incurred	Third parties
Reimbursement of expenses for opening team (3)	$0 to $15,000	As incurred	As incurred	Us
Total Site Approval and Franchise Fees	**$31,200 to $113,800**			
Architecture fees (for national firm)	$15,000 to $35,000	As incurred	As incurred	Architect
Construction and leasehold improvements (4)	$220,000 to $410,000	As arranged	As arranged	Approved contractors
Furniture, fixtures, equipment and other fixed assets (5)	$140,000 to $185,000	As arranged	As arranged	Approved suppliers
Computer System, POS system and kitchen display unit (6)	$14,245 to $18,020	As incurred	As incurred	Approved suppliers
Office equipment and supplies	$3,000 to $6,000	As incurred	As incurred	Suppliers
Signage and graphics (excluding pylon or monument signage)	$15,000 to $25,000	As incurred	As incurred	Approved suppliers
Total Building/Construction/ Equipment	**$407,245 to $679,020**			
Training expenses (7)	$15,000 to $25,000	As incurred	As incurred	Us and service providers
Initial inventory (8)	$18,000 to $22,000	Lump sum	Upon delivery of inventory	Approved suppliers
Insurance (9)	$14,400 to $48,000	As arranged	As arranged	Insurance company

[4] "Us" refers to the franchisor, Buffalo Wild Wings.

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment is to be Made
Rent (10)	$3,500 to $7,500	As arranged	Installments each month	Lessor
Lease and utility security deposits (11)	$10,000 to $20,000	Lump sum	Before signing lease or starting service	Lessor and utility companies
Grand opening advertising (12)	$15,000	As incurred	As incurred	Media, printers, advisors and other suppliers
Professional fees	$20,000 to $70,000	As arranged	As arranged	Your[5] attorneys, financial advisors, accountants and other professionals
Additional funds – 3 months (13)	$30,000 to $50,000	As incurred	As incurred during first 3 months	Employees, suppliers and other third parties
Total Pre-Opening / Operating Deposits	**$125,900 to $257,500**			
Total Estimated Initial Investment (14)(15)	**$564,345 to $1,050,320**			

BWW-GO - Development Agreement

Munson Restaurant Group LLC, a Delaware limited liability company ("**Munson Group**") has been granted the right by Buffalo Wild Wings International, Inc. to develop up to thirty-three BWW-GO restaurants within a defined territory covering portions of New York, New Jersey, and Connecticut. The development agreement is attached hereto as Exhibit L. Munson Group has granted the Company the rights to build store a BWW-Go store in Hainesport, New Jersey for $15,000, which was the deposit paid by Munson Group. The transfer agreement is attached hereto as Exhibit N. The grant of territorial protection in the agreement is conditional and applies only while the developer remains in full compliance with the agreement and the prescribed development schedule. Certain locations, including airports, stadiums, universities, food courts, and other non-traditional venues, are expressly excluded from territorial protection.

Munson Group is required to meet a multi-year development schedule running through December 31, 2029, with specific deadlines for executing franchise agreements and opening restaurants. Time is of the essence, and failure to meet any development milestone constitutes a material default. Each restaurant must be operated under a separate franchise agreement, using Buffalo Wild Wings' then-current form, which may change over time.

Munson Group paid a development fee of $7,500 for 29 of the 33 locations. Upon termination or expiration of the agreement, all remaining development rights are forfeited, no fees are refundable, and Munson Group may be subject to significant liquidated damages and other payment obligations. The agreement includes broad termination rights in favor of Buffalo Wild Wings, substantial transfer restrictions, and personal guarantees from the developer's principal owners.

Buffalo Wild Wings Sports Bar Franchise Disclosure Document

<u>Initial Investment</u>

The total investment necessary to begin operation of a Buffalo Wild Wings Sports Bar ("**BWW Sports Bar**") franchise ranges from $2,450,345 to $4,883,320. This includes $12,500 to $156,200 that must be paid to the franchisor or an affiliate. The Company must spend $15,000 on certain advertising and public relations activities when opening the restaurant. The franchisor may collect and administer these funds on our behalf, at their option. We will also be required

[5] "Your" refers to the Company

to pay the franchisor a royalty fee of five percent (5%) of gross sales for the first half of the franchise agreement and the greater of five percent (5%) of gross sales or the royalty fee the franchisor is then charging under its form of franchise agreement it is using at any time during the second half of the franchise agreement term, a brand fund contribution of three and 75/100 percent (3.75%) to four percent (4%) of gross sales, and other fees described starting on page 20 of the Franchise Disclosure Document attached as Exhibit H. The following summarizes the estimated initial investment for a single franchise:

ESTIMATED INITIAL INVESTMENT

Type of Expenditure	Amount (New Free-Standing and Non-Traditional Location Sports Bars) (1)	Amount (Non-Free Standing and Conversion of Existing Free-Standing Sports Bars) (1)	Method of Payment	When Due	To Whom Payment is to be Made
Fees related to site approval	$1,200 to $53,800	$1,200 to $53,800	As incurred	As incurred	Third parties
Initial franchise fee (3)	$12,500 to $25,000	$25,000	Lump sum	Upon signing Franchise Agreement	Us[6]
Reimbursement of expenses and administrative fee for on-site training (3)	$0 to $105,000	$0 to $105,000	As incurred	Within 10 days after receiving invoice	Us
Total Site Approval, Franchise and Administrative Fees, and Expenses for On-Site Training	**$13,700 to $183,800**	**$26,200 to $183,800**			
Architecture fees (based upon utilization of national firm)	$100,000 to $160,000	$90,000 to $135,000	As incurred	As incurred	Architect
Construction and leasehold improvements (4)	$1,430,000 to $2,100,000	$1,200,000 to $1,800,000	As arranged	As arranged	Approved contractors, or affiliate
Furniture, fixtures, equipment and other fixed assets (5)	$775,000 to $925,000	$570,000 to $850,000	As arranged	As arranged	Approved suppliers
Audio/Visual equipment (6)	$275,000 to $425,000	$275,000 to $425,000	As arranged	As arranged	Contracted suppliers
Computer POS system/kitchen display unit (7)	$28,245 to $50,520	$28,245 to $50,520	As incurred	As incurred	Approved suppliers

[6] "Us" refers to the franchisor, Buffalo Wild Wings.

Type of Expenditure	Amount (New Free-Standing and Non-Traditional Location Sports Bars) (1)	Amount (Non-Free Standing and Conversion of Existing Free-Standing Sports Bars) (1)	Method of Payment	When Due	To Whom Payment is to be Made
Office equipment and supplies	$6,000 to $13,000	$6,000 to $13,000	As incurred	As incurred	Suppliers
Sports memorabilia	$12,500 to $26,500	$12,500 to $26,500	As incurred	As incurred	Approved supplier
Signage and graphics (excluding pylon or monument signage)	$43,000 to $100,000	$43,000 to $100,000	As incurred	As incurred	Approved suppliers
Total Building/Construction/ Equipment	**$2,669,745 to $3,800,020**	**$2,224,745 to $3,400,020**			
Training expenses (8)	$15,000 to $40,000	$15,000 to $40,000	As incurred	As incurred	Us and Service providers
Initial inventory (9)	$15,000 to $19,000	$15,000 to $19,000	Lump sum	Upon delivery of inventory	Approved suppliers
Insurance (10)	$14,400 to $48,000	$14,400 to $48,000	As arranged	As arranged	Insurance company
Additional funds – 3 months (11)	$100,000 to $150,000	$100,000 to $150,000	As incurred	As incurred during first 3 months	Employees, suppliers and other third parties
Rent (12)	$7,500 to $40,000	$7,500 to $40,000	As arranged	Installments each month	Lessor
Lease and utility security deposits (13)	$10,000 to $20,000	$10,000 to $20,000	Lump sum	Before signing lease or starting service	Lessor and utility companies
Grand opening advertising (14)	$12,500	$12,500	As incurred	As incurred	Media, printers, advisors and other suppliers
Liquor license (15)	$5,000 to $500,000	$5,000 to $500,000	As arranged	As arranged	State/local authorities or third party

Type of Expenditure	Amount (New Free-Standing and Non-Traditional Location Sports Bars) (1)	Amount (Non-Free Standing and Conversion of Existing Free-Standing Sports Bars) (1)	Method of Payment	When Due	To Whom Payment is to be Made
Professional fees	$20,000 to $70,000	$20,000 to $70,000	As arranged	As arranged	Your[7] attorneys, financial advisors, accountants and other professionals
Total Pre-Opening / Operating Deposits	**$199,400 to $899,500**	**$199,400 to $899,500**			
Total Estimated Initial Investment (16)(17)	**$2,882,845 to $4,883,320**	**$2,450,345 to $4,483,320**			

A franchise agreement that is not covered by an area development agreement requires a $30,000 initial franchise fee when the franchise agreement was signed. The Company must spend $15,000 on certain advertising and public relations activities when opening the restaurant. The franchisor may collect and administer these funds on our behalf, at their option. We will also be required to pay the franchisor a royalty fee of six percent (6%) of gross sales, a brand fund contribution of three percent (3%) of gross sales, and other fees described starting on page 23 of the Franchise Disclosure Document attached as Exhibit G.

BWW Sports Bar - Development Agreement

The development agreement grants Munson Buffalo Restaurant Group LLC ("**Munson Buffalo Group**") the right to develop up to fifteen Buffalo Wild Wing Sports Bar restaurants within a defined territory covering portions of New York, New Jersey, and Connecticut. Munson Buffalo Group has granted the Company the rights to build stores under its territory covered by the development agreement. The transfer agreement is attached hereto as Exhibit M. The grant of territorial protection in the agreement is conditional and applies only while the developer remains in full compliance with the agreement and the prescribed development schedule. Certain locations, including airports, stadiums, universities, food courts, and other non-traditional venues, are expressly excluded from territorial protection.

Munson Buffalo Group is required to meet a multi-year development schedule running through December 31, 2032, with specific deadlines for executing franchise agreements and opening restaurants. Time is of the essence, and failure to meet any development milestone constitutes a material default. Each restaurant must be operated under a separate franchise agreement, using Buffalo Wild Wings' then-current form, which may change over time.

Munson Buffalo Group paid a non-refundable development fee of $93,750, which is credited in part against initial franchise fees as individual franchise agreements are executed. Upon termination or expiration of the agreement, all remaining development rights are forfeited, no fees are refundable, and Munson Buffalo Group may be subject to significant liquidated damages and other payment obligations. The agreement includes broad termination rights in favor of Buffalo Wild Wings, substantial transfer restrictions, and personal guarantees from the developer's principal owners.

[7] "Your" refers to the Company.

Exit Strategy

The Company expects to provide an exit for investors upon a sale of the Company within two to five years. However, there is no guarantee that the Company will sale within this period of time. Investors may also transfer their Units with the approval of the Manager. However, there is not a public market for the Company's Securities and investors may be unable to transfer the Units acquired through this Offering. The Company may also adopt a redemption plan, however, there is no guarantee that it will do so or that it will have sufficient liquidity to permit redemptions.

Regulation

The Company is subject to a combination of franchisor-imposed requirements and external federal, state, and local regulations. The franchisor's regulatory framework is outlined in the franchise agreements and franchise disclosure documents, which mandate strict compliance with brand standards, operating manuals, approved suppliers, food safety practices, marketing requirements, layout and design guidelines, and technology systems. Franchisees must adhere to reporting obligations, such as providing sales data, financial statements, and performance metrics, and they must pay ongoing royalty and marketing fees. Additionally, franchisees are required to comply with mandated training programs for managers and employees, maintain insurance coverage meeting franchisor specifications, and permit periodic inspections and audits by the franchisor to confirm adherence to brand and operational standards.

Beyond franchisor rules, Buffalo Wild Wings franchisees are heavily regulated by federal, state, and local government agencies. Key regulatory areas include health and sanitation requirements enforced by local health departments, food handling and safety laws, and compliance with the FDA Food Code. Restaurants serving alcohol must also obtain and maintain liquor licenses, which require strict adherence to state beverage control laws concerning service practices, staff training, age verification, hours of service, and on-site compliance inspections. Additional regulatory obligations include employment and labor laws governing wages, overtime, scheduling, workplace safety, anti-discrimination, and employee documentation, as well as OSHA requirements relating to safe working conditions.

Franchisees must also comply with zoning laws, building codes, fire safety requirements, waste disposal regulations, and ADA accessibility standards. These operational and regulatory frameworks collectively ensure that each Buffalo Wild Wings location maintains consistent brand integrity while meeting legal obligations aimed at protecting consumers, employees, and the public. Navigating these combined regulatory layers is a core part of operating a compliant and successful Buffalo Wild Wings franchise, requiring continual monitoring, documentation, and coordination with both franchisor representatives and regulatory authorities.

Investor Reporting

The Company will use commercially reasonable efforts to furnish to each shareholder reports as follows: (i) a discussion of the Company's performance on at least an annual basis, and (ii) all information related to the Company necessary for the preparation of the shareholder's federal and state income tax returns.

Intellectual Property

As of the date of this offering statement, the Company has not applied or received approval of any patents or trademarks.

Litigation

The Company is not aware of any current or threatened litigation.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Units have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Before making an investment decision with respect to the Units, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective investors should consult with their legal, tax, and financial advisors prior to making an investment in the Units. The Units should only be purchased by persons who can afford to lose all their investment.

Risks Related to the Offering

The U.S. Securities and Exchange Commission does not pass upon the merits of the Units or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement, or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering, nor the Units have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Units. Neither the Offering, nor the Units have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

The Company's management will have broad discretion regarding the allocation and use of the net proceeds from this Offering. Although the Company intends to use the proceeds as described under "Use of Proceeds" in this offering statement, actual expenditures may vary significantly from the anticipated allocations depending on a variety of factors, including changes in market conditions, the availability and timing of suitable opportunities, operational needs, or unforeseen expenses. Management may also reallocate funds among planned uses or use proceeds for other purposes that it deems necessary or advisable to achieve the Company's objectives, even if such uses do not directly align with the original investment strategy described herein. As an investor, you will have limited ability to influence or approve decisions regarding the use of proceeds. Consequently, you must rely entirely on the judgment and business expertise of the Company's management. There can be no assurance that management's decisions will prove effective or that the use of proceeds will generate the intended results. Misallocation or ineffective use of proceeds could have a material adverse effect on the Company's operations, financial performance, and the value of your investment.

The Company has the right to limit individual investor commitment amounts.

The Company may prevent any investor from committing more than a certain amount in this Offering for any reason. This means that your desired investment amount may be limited or lowered based solely on the Company's determination

and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Units will be issued and distributed to you.

The Company may end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate closing of the Offering can occur, which will allow the Company to draw down the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Associated with Funding Subscriptions by Credit Card, ACH, or Wire Transfer

Investors may be permitted to fund subscriptions using electronic payment methods, including credit cards, ACH transfers, and wire transfers. These methods involve additional risks, costs, and uncertainties that may increase the effective purchase price of the Units and adversely affect your investment. Transaction fees, processing costs, intermediary bank charges, chargeback expenses, returned-payment fees, and other costs may be incurred and will be borne directly or indirectly by the investor or the Company, which may reduce the economic return on your investment. Payments made by credit card may be treated as cash advances by the card issuer and may accrue interest, fees, and penalties at rates that may be significantly higher than traditional financing sources. Failure to satisfy credit card obligations may adversely affect your credit profile. ACH and wire transfers may be delayed, rejected, reversed, or misdirected due to bank errors, insufficient funds, fraud, cybersecurity incidents, or compliance reviews. The Company may rely on third-party payment processors, banks, intermediaries, or custodians and has no control over their policies, security procedures, or operational risks. Subscriptions will not be deemed accepted until the Company confirms receipt of irrevocable, cleared funds in accordance with its procedures. The Company reserves the right, in its sole discretion, to reject, suspend, reverse, or cancel any subscription associated with disputed, reversed, or uncollected payments, including credit card chargebacks or ACH reversals, even after provisional acceptance. Investors bear all risks associated with payment processing failures, unauthorized instructions, or disputes with financial institutions or processors, and recovery options in the event of error, fraud, or payment disputes may be limited.

The SEC's Office of Investor Education and Advocacy issued an Investor Alert dated February 14, 2018 specific to the use of credit cards for investment entitled Credit Cards and Investments – A Risky Combination, which explains these and other risks you may want to consider before using a credit card to pay for your investment.

The Subscription Agreement has a dispute resolution provision that requires disputes to be resolved by binding arbitration pursuant to Delaware law, regardless of convenience or cost to you, the investor, to confirm

As part of this investment, each investor will be required to agree to the terms of the Subscription Agreement included as part of the Subscription Booklet. In the agreement, investors agree to waive the right to trial by jury and to resolve disputes arising under the Subscription Agreement through binding arbitration. By signing the Subscription Agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel. Waiving the right to a jury trial means agreeing to have your case decided by an arbitrator rather than a jury of peers. A jury trial allows ordinary citizens to assess evidence and witness testimony, which can sometimes bring empathy or a broader perspective. An arbitrator may be more neutral but also more focused on strict legal interpretations. In addition, arbitrators may have unconscious biases or be influenced by previous similar cases, and their decision-making is not as varied as a jury panel. Arbitrators often hear numerous cases, which can sometimes affect their perception of individual cases. Furthermore, in a jury trial, you may appeal based on claims like jury misconduct or flawed jury instructions.

With arbitration, under the Subscription Agreement, if the amount in controversy exceeds $50,000.00, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. This waiver may not apply to claims under the Securities Act or the Exchange Act. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the dispute resolution provision may not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the Company's compliance with the federal securities laws and the rules and regulations thereunder. Although we believe the provision benefits the Company by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies and in limiting our litigation costs, if a court were to find the provision inapplicable to, or unenforceable in an action, the Company may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect its business, financial condition or results of operations. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. The Company believes that the dispute resolution provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context.

By signing the Subscription Agreement, you agree to waive the right to participate in a class action.

Each investor will be required to agree, as a condition to investing in the Company, to waive the right to participate in any class action, class arbitration, or other representative proceeding against the Company, its affiliates, or their respective officers, directors, managers, members, or agents. This means that any dispute, claim, or controversy arising out of or relating to the investment or the Offering must be brought on an individual basis, and not as a plaintiff or class member in any purported class, collective, or representative proceeding. This waiver may limit an investor's ability to seek relief that could otherwise be available through class or group litigation or arbitration. As a result, investors may incur higher costs in pursuing individual claims and may find it impractical to assert certain smaller claims that might otherwise be pursued collectively. Additionally, the enforceability of such waivers is subject to evolving judicial interpretation and may vary depending on applicable state or federal law. There can be no assurance that a court or arbitrator will enforce the waiver in all circumstances.

The Company has neither sought nor obtained an independent valuation determining the terms of this Offering.

The Company determined the per-share price from an arbitrary internal valuation analysis. Therefore, the Offering price does not necessarily bear any simple relationship to the Company's assets, earnings, book value, net tangible value, or other generally accepted criteria of value for investment. Because of the uncertainty of the Company's valuation, we cannot assure you that you will be able to resell the Interests at the Offering price (or at any other price), and you risk overpaying for your investment.

If we are required to register any Units of the Company, including those in this Offering, under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our management.

Subject to certain exceptions, Section 12(g) of the Exchange Act requires an issuer with more than $10 million in total assets to register a class of its equity securities with the Commission under the Exchange Act if the securities of such class are held of record at the end of its fiscal year by more than 2,000 persons or 500 persons who are not "accredited investors." To the extent the Section 12(g) assets and holders limits are exceeded, we intend to rely upon a conditional exemption from registration under Section 12(g) of the Exchange Act contained in Rule 12g6 under the Exchange Act (the "**Reg. CF Exemption**"), which exemption generally requires that the issuer (i) be current in its Regulation CF filings as of its most recently completed fiscal year end; (ii) engage a transfer agent that is registered under Section 17A(c) of the Exchange Act to perform transfer agent functions; and (iii) have less than $25 million in assets as of the last business day of its most recently completed fiscal year. If the number of record holders of any Units exceeds either of the limits set forth in Section 12(g) of the Exchange Act and we fail to qualify for the Reg. CF Exemption, we will be required to register the Company's Units with the Commission under the Exchange Act. If we are required to register any Units under the Exchange Act, it would result in significant expense and reporting requirements that would place a burden on our Company and may divert attention from management of the Company.

The Company intends to make concurrent offerings and there is risk that the offerings may be integrated.

The Company may conduct one or more concurrent or sequential securities offerings, including offerings conducted pursuant to Rule 506(c) of Regulation D and offerings conducted under Regulation Crowdfunding ("Regulation CF"). Although the Company intends to structure and manage each offering in a manner designed to comply with applicable securities laws and to avoid improper integration, there can be no assurance that regulators or other parties will agree with the Company's determination that the offerings should be treated as separate exempt transactions. If the offerings were deemed to be integrated for purposes of federal or state securities laws, the Company could be required to satisfy the most restrictive requirements applicable to any of the integrated offerings, including investor eligibility standards, investment limits, disclosure obligations, or offering mechanics. In particular, Rule 506(c) permits general solicitation and requires that all investors be verified accredited investors, while Regulation CF imposes investment limits, intermediary requirements, and specific disclosure and communication rules. If regulators were to conclude that communications, timing, or investor solicitation practices caused the offerings to be integrated in a manner inconsistent with available exemptions, the Company could lose the benefit of one or more exemptions from registration. Such a determination could result in rescission rights for investors, regulatory enforcement actions, reputational harm, or the requirement to register securities under the Securities Act, any of which could materially and adversely affect the Company and the value of an investment.

The Company intends to make multiple securities offerings which increases its risk of litigation.

The rise in litigation tied to multiple security offerings is a growing trend, fueled by increased regulatory scrutiny, complex financial structures, and the push for transparency in financial markets. When companies offer securities in multiple offerings, the complexity of managing these offerings can lead to potential oversights and misrepresentations, which, in turn, can result in legal challenges. Investors often claim that they were misled or inadequately informed about the risks or terms associated with particular offerings. This increased legal risk is particularly prevalent in sectors with intricate financial products or where companies are rapidly expanding, as the lack of detailed disclosures or inconsistencies in documentation can lead to allegations of securities fraud. As a result, companies must remain diligent in their disclosures and compliance practices, ensuring that each security offering adheres to strict standards to mitigate the potential for costly litigation.

Handling multiple security offerings can significantly strain management's time and resources, diverting attention from core business operations and strategic initiatives.

Each security offering requires extensive planning, regulatory compliance, and clear communication with investors. The need to prepare detailed disclosures, manage legal considerations, and coordinate with financial advisors and underwriters creates a complex landscape for management to navigate. Additionally, the ongoing reporting and oversight required for multiple securities demand dedicated resources to ensure accuracy and transparency, particularly to meet regulatory standards and avoid potential litigation. This extensive process often monopolizes management's time and attention, limiting their capacity to focus on long-term growth strategies, operational efficiency, and product or service innovation.

Consequently, while multiple offerings can attract diverse investment pools, they can also restrict management's agility and reduce the resources available to drive the business forward.

Risks Related to the Securities

The Units of the Company will not be freely transferable under the Securities Act until one year from the initial purchase date. Although such Units may be transferable under federal securities law, state securities regulations may apply, and each investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Company's Units. Because these Units have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, their transfer is and they cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Units may also adversely affect the price that you might be able to obtain in a private sale. Investors should be aware of the long-term nature of their investment in the Company. In addition, there currently is no market for our Interests.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company, or to receive financial or other information from each other, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no to limited information rights owed to investors.

The Units acquired in this Offering may be significantly diluted as a consequence of subsequent equity financings and conversion of warrants, options and convertible debt.

The Company's equity Securities will be subject to dilution. The Company intends to make other offerings of its Securities. In addition, it may issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of the Units offered herein will be subject to dilution in an unpredictable amount. Such dilution may reduce the investor's control and economic interests in the Company. The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Units in this Offering. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Units.

There is no market for the Company's Units.

The Company's Units are not listed on any exchange or publicly traded. There is no assurance that an investor will realize a return on their investment or that they will not lose their entire investment.

Risks Related to the Company's Business and Industry

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy, and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an investor to lose all or a portion of their investment.

If the Company lacks sufficient funds to continue performance under its lease obligations, landlords may terminate the applicable leases, seek damages, and pursue recovery of unpaid rent, tenant improvement reimbursements, or other contractual liabilities. The Company may lose the value of its leasehold improvements, deposits, and other pre-opening expenditures and may remain liable for continuing obligations under terminated or defaulted leases, depending on the terms of those agreements and applicable law.

In addition, failure to complete, open, or operate franchise locations in accordance with franchise agreements may constitute a default or trigger termination of the Company's franchise rights with respect to those locations and potentially with respect to the franchise system more broadly. The loss or termination of franchise rights could result in the Company being unable to operate under the franchisor's brand, losing access to the franchisor's systems, supply chain, intellectual property, marketing support, and customer recognition, and could require the Company to de-brand, rebrand, or abandon affected locations entirely.

These events could result in the permanent loss of invested capital for partially developed locations, reduced revenues, increased liabilities, reputational harm with franchisors and landlords, cross-defaults under other financing or operating agreements, diversion of management time, litigation or arbitration costs, and a material adverse effect on the Company's business, financial condition, results of operations, and the value of investors' interests.

If we are able to raise additional capital it may be on terms different than or more favorable than those hereby offered.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of many factors, including the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, it may materially harm our business, financial condition, and results of operations.

We and our auditors have concluded there is substantial doubt about our ability to continue as a going concern.

Our historical financial statements have been prepared under the assumption that we will continue as a going concern. Our audit firm has expressed substantial doubt in our ability to continue as a going concern and the audit report for our 2025 financial statements contain a going concern opinion. Our ability to continue as a going concern is dependent upon our ability to obtain additional equity financing or other capital, attain further operating efficiencies, reduce expenditures, and, ultimately, generate revenue. The doubt regarding our potential ability to continue as a going concern may adversely affect our ability to obtain new financing on reasonable terms or at all. Additionally, if we are unable to continue as a going concern, our stockholders may lose some or all of their investment in the Company.

Our business could be negatively impacted by cyber security threats, attacks, and other disruptions.

We may face advanced and persistent attacks on our ecosystem or information infrastructure where we manage our products and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our systems or products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of our products. A disruption, infiltration, or failure of our information infrastructure systems as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters, or accidents could cause breaches of data security, loss of critical data, and performance delays, which in turn could adversely affect our business.

If we are not able to maintain and enhance our brands our ability to expand our base of users, our business and financial results may be harmed.

We believe that our brand will contribute to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our customer base. Maintaining and enhancing our brand will depend largely on our ability to continue to provide quality food, which we may not do successfully. We may introduce new items that customers do not like, or which do not function as effectively as intended or as well as those offered by competitors, which may negatively affect our brand. Maintaining and enhancing our brands will require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain our brand or if we incur excessive expenses in this effort, our business and financial results may be adversely affected.

The Company's business and reputation are impacted by information technology system failures and network disruptions.

The Company is exposed to information technology system failures or network disruptions caused by natural disasters, accidents, power disruptions, telecommunications failures, acts of terrorism or war, computer viruses, physical or electronic break-ins, ransomware or other cybersecurity incidents, or other events or disruptions. System redundancy and other continuity measures may be ineffective or inadequate, and the Company's business continuity and disaster recovery planning may not be sufficient for all eventualities. Such failures or disruptions can adversely impact the Company's business by, among other things, preventing access to the Company's online data, interfering with customer transactions or impeding the manufacturing and shipping of the Company's products. These events could materially adversely affect the Company's business, reputation, results of operations and financial condition.

The Company is not subject to Sarbanes-Oxley regulations and has identified material weaknesses in our internal control over financial reporting.

The Company does not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company.

In connection with the preparation of our financial statements for the year ended December 31, 2024, material weaknesses were identified in the design and operating effectiveness of our internal control over financial reporting, including insufficient information technology controls, entity-level controls, controls over the completeness and accuracy of information produced by the Company, and management review controls, including those over complex accounting and disclosure matters. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis. If we fail to remediate these material weaknesses, or if we experience additional material weaknesses in the future or otherwise fail to maintain effective internal control over financial reporting in the future, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect investor confidence in us and, as a result, the value of our common stock.

The liability of the management is limited.

As a result of certain indemnification provisions in the Bylaws, management is generally not personally liable for actions taken in their official capacity except in cases of gross negligence or willful misconduct. The Company will indemnify its officers (and their heirs or legal representatives) for damages, judgments, settlements, and related expenses—including attorneys' fees—arising from legal actions connected to their service, provided they acted in good faith and in the best interests of the Company, and reasonably believed their conduct to be lawful. This indemnification could reduce assets otherwise available to investors and may lessen officers' accountability.

The Company's and its management's past performance cannot be relied on as an indicator of the Company's future performance or success.

The Company's and its management's prior investment performance, including that of their affiliates, has been provided for illustrative purposes only and may not be indicative of the Company's future investment results. There can be no assurance that the Company's investments will perform as well as such prior investments. Further, target returns are not intended to be projections. Actual events are difficult to predict and results could be affected by a number of factors, including changes in available credit, interest rates, asset mix, the percentage of leverage use by the Company, the performance of its acquisitions, and financial and legal uncertainties. There can be no assurance that the Company will

be able to locate and complete investments that satisfy its objectives or that the Company will be able to invest fully its available capital.

The Company may be subject to litigation from time to time in the ordinary course of its business.

The outcome of any such proceedings may affect the Company materially and adversely and may continue without resolution for long periods. Any litigation may consume substantial amounts of management's time and attention, and such time together with the Company's devotion of economic resources to litigation may be disproportionate to the amounts at stake in the litigation. Amounts expended on any such litigation, including any damage awards not covered by insurance will reduce the amount of cash available to shareholders adversely affecting investment returns. Under the company's governing documents, the Company generally will be responsible for indemnifying the Company's officers and directors and their affiliates, and related parties for costs they may incur with respect to such litigation not covered by insurance.

Political uncertainty may have an adverse impact on the Company's operating performance and results of operations.

General political uncertainty may have an adverse impact on the Company's operating performance and results of operations. In particular, the United States continues to experience significant political events that cast uncertainty on global financial and economic markets. It is presently unclear exactly what actions the new administration in the United States, will implement, and if implemented, how these actions may affect small business and lending in the United States. Any actions taken by a new United States administration may have a negative impact on the United States economy and on the businesses, financial conditions, results of operations and the valuation of United States companies, including the Company and its borrowers.

The borrowing of funds increases the risks of adverse effects on the Company's financial condition.

To fund store build outs, operations, or working capital needs, the Company may incur debt obligations from time to time. The use of debt financing involves fixed obligations to pay principal and interest, which could reduce the cash available for distributions to investors or for maintaining reserve funds intended to address operational contingencies or unexpected expenses. Additionally, debt financing typically involves covenants, restrictions, or other contractual obligations that may limit the Company's flexibility in conducting business, pursuing additional financing, or responding to market opportunities. If the Company incurs variable rate debt, fluctuations in interest rates could materially increase borrowing costs, further reducing net cash flow and overall returns. Failure to generate sufficient cash flow to meet debt service obligations could result in defaults, acceleration of debt repayment, or other enforcement actions by lenders, any of which could adversely affect the Company's financial condition, operational flexibility, and ability to achieve its growth objectives.

Equity compensation of management may create conflicts of interest.

The Company issued founder Class B Units to the Manager. While such arrangement is intended to align the interests of management with those of investors, it may also create potential conflicts of interest. For example, equity incentives may encourage management to pursue strategies or transactions that increase the short-term market value of the Company's Securities, even where such actions involve higher risk or may not be in the long-term best interests of the Company or its investors. In addition, equity-based compensation may influence decisions relating to mergers, acquisitions, or financing transactions in ways that disproportionately benefit management rather than all shareholders equally. Equity compensation also has the effect of diluting the ownership interests of existing investors, which may be material if significant amounts of stock or options are granted. Furthermore, the value of stock-based awards may create incentives for management to maintain employment or board positions primarily to maximize personal financial gain, regardless of whether their continued service is in the best interests of the Company. These potential conflicts of interest may impair objective decision-making and could adversely affect the Company's operations, governance, and the value of an investment in the Company.

Current uncertainty in global economic conditions, including volatility and inflation could adversely affect our revenue and business.

Global inflation increased during 2024 and into 2025. Geopolitical tensions, as well as the related international response, have exacerbated inflationary pressures, including causing increases in the price for goods and services and exacerbated global supply chain disruptions, which have resulted in, and may continue to result in, shortages in materials and services and related uncertainties. Such shortages have resulted in and may continue to result in cost increases for labor, equipment, fuel, materials and services, and could continue to cause costs to increase, and also result in the scarcity of certain materials. We cannot predict any future trends in the rate of inflation or volatility spill-over effects between international financial markets, or other negative economic factors or associated increases in our operating costs and how that may impact our business. To the extent we are unable to recover higher operating costs resulting from inflation or otherwise mitigate the impact of such costs on our business, our revenues and gross profit could decrease, and our financial condition and results of operations could be adversely affected. Supply chain disruptions could represent a challenge for the company which may have a material adverse effect in the Company's operations. In order to mitigate the possible effects of supply chain disruptions, management is continuously monitoring global economic conditions and has taken actions to prevent or minimize the impact resulting from these supply chain disruptions, such as the use of multiple vendors that supply the identical parts, making minor engineering modifications to our products for ease and speed of changing components and increasing our inventory to shorten delivery times to our customers. Our efforts are intended to have no impact on our product quality, reliability or regulatory approvals.

Failure to effectively manage our expected growth could place strains on our managerial, operational and financial resources and could adversely affect our business and operating results.

Our expected growth could place a strain on our managerial, operational and financial resources. Any further growth by us, or any increase in the number of our strategic relationships, may increase the strain on our managerial, operational and financial resources. This strain may inhibit our ability to achieve the rapid execution necessary to implement our business plan and could have a material adverse effect on our financial condition, business prospects and operations and the value of an investment in our company.

Changes in employment laws or regulation could harm our performance.

Various federal and state labor laws govern the Company's relationship with our employees and affect operating costs. These laws may include minimum wage requirements, overtime pay, healthcare reform and the implementation of various federal and state healthcare laws, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

***Our employees may engage in misconduct or improper activities*.**

The Company, like any business, is exposed to the risk of employee fraud or other misconduct. Misconduct by employees could include intentional failures to comply with laws or regulations, provide accurate information to regulators, comply with applicable standards, report financial information or data accurately or disclose unauthorized activities to the Company. In particular, sales, marketing and business arrangements are subject to extensive laws and regulations intended to prevent fraud, misconduct, kickbacks, self-dealing and other abusive practices. These laws and regulations may restrict or prohibit a wide range of pricing, discounting, marketing and promotion, sales commission, customer incentive programs and other business arrangements. Employee misconduct could also involve improper or illegal activities which could result in regulatory sanctions and serious harm to our reputation.

***Staffing risks can significantly impact our business, particularly when it comes to recruiting and retaining advanced talent*.**

A shortage of skilled employees may lead to operational inefficiencies, reduced productivity, and increased costs associated with training new hires. High turnover rates can disrupt workflow and strain remaining staff, resulting in burnout and further turnover, especially considering our large time for onboarding and our in-house training requirements. Furthermore, inadequate hiring processes can lead to hiring unsuitable candidates who may not fit the company's culture or lack the necessary skills, negatively impacting team dynamics and overall performance. If we have large growth, we may find it difficult to meet the staffing needs associated with such growth. In addition, it may become more difficult to monitor the effectiveness of our distributed workforce. Additionally, compliance and legal risks are inherent in managing

staff. Failure to adhere to labor laws, including fair wage practices, safety regulations, and non-discriminatory hiring, can result in legal disputes, fines, and reputational damage. Mismanagement of employee benefits, payroll, or contractual obligations can also create financial risks. Lastly, protecting and managing our intellectual property with a remote or widespread workforce may prove difficult and/or costly.

Our business plan is speculative.

Our present business and planned business are speculative and subject to numerous risks and uncertainties. There is no assurance that the Company will generate significant revenues or profits or otherwise be able to achieve its business plans

Our expenses could increase without a corresponding increase in revenues.

Our operating and other expenses could increase without a corresponding increase in revenues, which could have a material adverse effect on our financial results and on your investment. Factors which could increase operating and other expenses include but are not limited to (1) increases in the rate of inflation, (2) increases in taxes and other statutory charges, (3) changes in laws, regulations or government policies which increase the costs of compliance with such laws, regulations or policies, (4) significant increases in insurance premiums, and (5) increases in borrowing costs.

Our bank accounts will not be fully insured.

The Company's regular bank accounts and the escrow account for this Offering each have federal insurance that is limited to a certain amount of coverage. It is anticipated that the account balances in each account may exceed those limits at times. In the event that any of the Company's banks should fail, we may not be able to recover all amounts deposited in these bank accounts.

Our operating plan relies in large part upon assumptions and analyses developed by the Company. If these assumptions or analyses prove to be incorrect, the Company's actual operating results may be materially different from our forecasted results.

Whether actual operating results and business developments will be consistent with the Company's expectations and assumptions as reflected in its forecast depends on a number of factors, many of which are outside the Company's control, including, but not limited to:

- whether the Company can obtain sufficient capital to sustain and grow its business;
- our ability to manage the Company's growth;
- whether the Company can manage relationships with key vendors and advertisers;
- demand for the Company's products and services;
- the timing and costs of new and existing marketing and promotional efforts and/or competition;
- the Company's ability to retain existing key management, to integrate recent hires and to attract, retain and motivate qualified personnel;
- the overall strength and stability of domestic and international economies
- consumer spending habits.

Unfavorable changes in any of these or other factors, most of which are beyond the Company's control, could materially and adversely affect its business, results of operations and financial condition.

Our operations may not be profitable.

The Company may not be able to generate significant revenues in the future. In addition, we expect to incur substantial operating expenses in order to fund the expansion of our business. As a result, we may experience substantial negative cash flow for at least the foreseeable future and cannot predict when, or even if, the Company might become profitable.

Our business is highly dependent on the efforts and dedication of our Manager and our employees, and the loss of one or more key employees, or our inability to attract and retain qualified personnel, could adversely affect our business.

Our Manager and employees are at the heart of all of our business efforts. It is their skill, creativity and hard work that drive our success. In particular, our success depends to a significant extent on the continued service and performance of

our senior management team. We are highly dependent on their knowledge base and industry relationships and believe they are integral to the success of our business. The loss of any member of our senior management team, or of any other key employees could impair our ability to execute our business plan and could therefore have a material adverse effect on our business, financial condition and results of operations. We do not currently maintain key man life insurance policies on any member of our senior management team or on our other key employees.

Litigation or legal proceedings could expose us to liabilities.

We may in the future become party to litigation claims and legal proceedings. We face litigation risks regarding a variety of issues, including without limitation, copyright infringement, allegations against us, alleged violations of federal and state labor and employment laws, securities laws, cryptocurrency and digital asset laws and other matters. These proceedings may be time-consuming, expensive and disruptive to normal business operations. The defense of such lawsuits could result in significant expense and the diversion of our management's time and attention from the operation of our business. Costs we incur to defend or to satisfy a judgment or settlement of these claims may not be covered by insurance or could exceed the amount of that coverage or increase our insurance costs and could have a material adverse effect on our financial condition, results of operations, liquidity and cash flows.

The Company's success is dependent on brand and franchise compliance.

The Company's success is heavily dependent on maintaining strict compliance with the Buffalo Wild Wings brand standards and the terms of its franchise agreements. The franchisor imposes detailed requirements regarding menu offerings, recipes, portion sizes, food preparation procedures, customer service protocols, operational procedures, marketing initiatives, store design, décor, signage, and technology systems. Adherence to these standards is critical to preserve the consistency, quality, and reputation of the brand, which in turn directly affects customer perception, loyalty, and sales performance. Any failure, whether intentional or inadvertent, to comply with franchisor requirements could result in warnings, fines, mandatory corrective actions, restrictions on business operations, or in severe cases, termination of the franchise agreement. Additionally, the franchisor may periodically update its policies, operational protocols, or marketing strategies, and the Company must implement such changes promptly to remain in compliance. Failure to do so could materially disrupt operations, lead to increased costs, damage customer relationships, or impair the Company's ability to generate revenue, any of which could have a significant adverse effect on financial performance and overall business prospects.

The Company has limited operational flexibility and control.

Operating under a franchise system inherently limits the Company's ability to make independent operational decisions. The Company may have limited discretion to adjust pricing, modify menu items, alter store layout, extend hours of operation, or implement local marketing initiatives. This limitation may hinder the Company's ability to respond to local market conditions, competitive pressures, or changing consumer preferences. The inability to adapt operations efficiently may result in lost revenue, decreased customer satisfaction, and reduced profitability relative to standalone or non-franchised competitors.

Franchise fees, royalties, and ongoing financial obligations.

Buffalo Wild Wings franchise agreements require payment of substantial initial franchise fees, ongoing royalties based on gross sales, advertising fund contributions, and other recurring fees. These payments constitute significant fixed operating costs and may materially reduce profit margins. Late or insufficient payments could trigger penalties, restrict operational flexibility, or in extreme cases, lead to termination of the franchise agreement, which could have a material adverse effect on the Company's business, cash flow, and financial condition.

Limited duration of franchise agreements and renewal risk.

Franchise agreements are generally granted for a defined term and do not guarantee renewal upon expiration. Renewal is typically conditioned on the Company meeting a variety of operational, financial, and compliance benchmarks established by the franchisor. These conditions may include maintaining minimum performance standards, adhering to updated brand requirements, completing costly remodels or reinvestment obligations, paying renewal or transfer fees, and resolving any outstanding defaults. The franchisor may also update its franchise agreements over time, requiring the Company to accept new or more restrictive terms as a condition of renewal. If the franchisor elects not to renew, imposes unreasonable

conditions, or requires capital expenditures that the Company is unable or unwilling to undertake, the Company may lose the right to operate one or more locations. Loss of a franchise license could force shutdown of operations, trigger lease termination penalties, result in the write-off of significant assets, and materially reduce revenue and cash flow, all of which may adversely affect the Company's financial condition and investor returns..

Mandatory renovations, upgrades, and capital expenditures.

As part of maintaining brand standards, the franchisor may periodically require mandatory renovations, technology upgrades, equipment replacements, or store remodels to conform to updated system-wide designs and operational protocols. These capital expenditure requirements may be substantial, unexpected, and subject to tight implementation deadlines. The Company may have limited ability to negotiate timing or scope, and failure to comply could result in monetary penalties, restrictions on the Company's operations, or, in severe circumstances, termination of franchise rights. Renovations or required closures may temporarily disrupt operations, reduce customer traffic, and diminish revenue. Additionally, mandated upgrades may not result in increased profitability or market share, and the associated capital expenditures may place financial strain on the Company, particularly if multiple locations require improvements simultaneously..

Supply chain restrictions and approved vendor requirements.

The franchise system often limits the Company's flexibility to source ingredients, packaging, equipment, uniforms, technology platforms, and other operational supplies. The Company must purchase certain products exclusively from franchisor-approved vendors, who may charge higher prices or offer less favorable terms than alternative suppliers available in the open market. Price volatility, quality issues, vendor capacity constraints, or disruptions in distribution—such as shortages of key food products or equipment delays—may materially impair the Company's ability to operate efficiently. Because the Company cannot easily switch suppliers in response to rising prices or performance failures, it may experience increased costs, reduced margins, operational delays, or inconsistency in product availability. Any inability of approved vendors to meet demand or maintain quality standards may directly impact customer satisfaction and profitability.

Marketing fund contributions and limited control over advertising.

Franchisees are typically required to contribute a percentage of gross sales to national, regional, or system-wide marketing funds administered by the franchisor. The Company has little to no control over how these funds are allocated, which advertising channels are used, or whether campaigns effectively support the Company's specific market. The franchisor may prioritize initiatives that benefit other geographic regions or corporate-owned stores, while the Company may still be required to fund local marketing efforts beyond required contributions. As a result, total marketing expenditures may be substantial without necessarily producing increased sales or customer traffic. Ineffective franchisor-led campaigns, misaligned branding strategies, or inconsistent national advertising may fail to attract customers or differentiate the Company's locations in competitive markets, adversely affecting revenue growth and overall financial performance.

There is operational complexity when managing multiple store formats.

Operating both a full-service Buffalo Wild Wings sports bar and a GO takeout/delivery store requires managing two distinct business models with different operational priorities, staffing needs, and customer expectations. The full-service sports bar demands extensive staffing for front-of-house dining operations, alcohol service, bartending, table service, event coordination, entertainment management, and facility maintenance, all while maintaining a high-quality guest experience in a lively, sports-focused environment. In contrast, the GO takeout and delivery location prioritizes operational efficiency, rapid order fulfillment, digital and mobile ordering platforms, packaging, and coordination with third-party delivery services, often with a smaller footprint and fewer on-site staff. Effectively allocating management attention, labor resources, inventory, and operational oversight across these two formats can be challenging, and any misalignment may lead to operational inefficiencies, increased costs, delayed service, or errors in order fulfillment. Additionally, inconsistent customer experiences between the two formats could damage brand perception and loyalty. Failure to successfully coordinate and manage both types of operations simultaneously may materially reduce revenue, impair profitability, and negatively affect overall business performance.

The Company will experience competition in the casual dining and takeout markets.

Both the full-service sports bar and the GO takeout/delivery store will operate in highly competitive markets that include casual dining establishments, sports bars, fast-casual restaurants, and delivery-focused food businesses. Competitors may have advantages in pricing, menu variety, restaurant location, visibility, brand recognition, marketing resources, or digital ordering capabilities. Additionally, changing consumer preferences, the rising popularity of food delivery apps, and the proliferation of alternative dining options—such as meal kits, ghost kitchens, or emerging quick-service concepts—may reduce the Company's market share and limit its ability to maintain pricing power. The Company may also face challenges differentiating its offerings or attracting repeat customers in these competitive environments, which could adversely impact revenue and profitability..

The company will be dependent on foot traffic, delivery demand, and seasonal patterns.

The success of the sports bar is heavily reliant on in-restaurant patronage, particularly during evenings, weekends, and major sporting events, while the GO store's performance is closely tied to takeout and delivery demand. Both locations are sensitive to seasonal fluctuations, regional tourism patterns, local sporting schedules, holidays, weather conditions, and broader economic trends. Adverse weather, regional economic downturns, or shifts in consumer behavior could lead to reduced foot traffic or lower delivery volume, materially affecting revenue and cash flow. Even short-term declines in customer activity could disrupt staffing, inventory management, and financial planning.

The Company will experience labor, staffing, and workforce risks.

The Company's operations are highly labor-intensive and depend on a consistent supply of skilled personnel across multiple roles, including food preparation, front-of-house customer service, delivery coordination, management, and adherence to strict health, safety, and alcohol service regulations. Both the full-service sports bar and the GO takeout/delivery store require employees who can work efficiently under high-volume, fast-paced conditions while maintaining quality and consistency in customer experience. Labor shortages, rising wage requirements, increasing competition for qualified staff, high employee turnover, or difficulties in recruiting and retaining skilled personnel could disrupt day-to-day operations, slow service, or necessitate higher labor costs, which may reduce profitability. In addition, insufficient training, inadequate supervision, or overreliance on temporary or part-time staff could result in errors in food preparation, violations of health and safety regulations, mishandling of alcohol service, workplace accidents, or poor customer service. Such operational deficiencies may harm the Company's reputation, lead to regulatory fines or legal claims, reduce customer satisfaction, and ultimately negatively impact operational efficiency, revenue, and financial performance. The Company may also face increased costs associated with ongoing training, compliance monitoring, and employee retention efforts, which could further affect profitability.

The Company must focus on food safety, health, and alcohol service compliance.

Both the sports bar and the GO store are subject to extensive federal, state, and local regulations governing food safety, sanitation, workplace safety, and alcohol service. Noncompliance with health codes, food handling standards, sanitation requirements, or alcohol licensing regulations may result in fines, administrative penalties, temporary or permanent closures, or reputational harm. At the sports bar, the service of alcoholic beverages carries additional legal exposure, as the Company could be held liable for incidents involving intoxicated guests, including accidents or injuries occurring on or off the premises. The GO store faces regulatory scrutiny related to food packaging, temperature control during delivery, labeling accuracy, and safe handling, with violations potentially leading to fines, mandatory corrective measures, or legal claims. Compliance failures could also undermine consumer trust, reduce repeat business, and materially impact financial performance.

The Company has a dependence on technology and delivery platforms.

The GO store is heavily reliant on technology infrastructure for digital ordering, app-based platforms, point-of-sale systems, and coordination with third-party delivery services. System outages, software malfunctions, cybersecurity breaches, or disruptions on third-party delivery platforms could delay orders, result in lost sales, or negatively impact customer satisfaction. Overreliance on third-party delivery services may also reduce profitability due to service fees, commission charges, or limited control over order accuracy and timeliness. Interruptions in technology or digital platforms could materially impair operational efficiency, reduce revenue, and damage the Company's reputation among customers who expect reliable, convenient service.

The Company has high fixed costs and operational expenses.

Operating both locations requires substantial investments in rent, utilities, equipment, furniture, décor, and ongoing maintenance. The sports bar, in particular, has higher fixed costs due to its larger dining area, alcohol inventory, entertainment systems, and staffing requirements. If projected sales or revenue targets are not achieved, or if unexpected costs arise—such as repairs, equipment failure, or regulatory compliance expenses—the Company could experience operating losses or financial strain. Both formats are exposed to fluctuations in demand that may exacerbate the impact of high fixed costs, limiting the Company's flexibility to adjust operations without affecting profitability.

The Company's operations will have exposure to market and economic conditions.

The Company's performance is sensitive to broader economic and market factors, including economic downturns, inflationary pressures, changes in discretionary spending, and regional market slowdowns. Increased competition from other restaurants, sports bars, delivery services, or emerging dining concepts could reduce market share. Rising food, beverage, and labor costs, along with disruptions in the supply chain for key ingredients, packaging, or equipment, may further impact the Company's ability to maintain margins and achieve profitability. Economic volatility or local market changes could materially reduce customer traffic, limit pricing power, and negatively affect revenue..

Brand Reputation and Customer Experience is vital for the Company.

Customer satisfaction is critical to the success of both the sports bar and the GO store. Negative experiences, poor service, online reviews, or social media complaints can quickly influence public perception, reduce repeat business, and hinder the ability to attract new customers. Inconsistent food quality, service errors, delayed orders, or delivery problems may damage the Company's reputation, requiring additional marketing or corrective efforts to restore consumer trust. Prolonged reputational harm could materially affect revenue, cash flow, and long-term growth prospects..

Risks Related to Real Estate and Lease Obligations.

Both locations operate under lease agreements that may involve substantial fixed rents, maintenance obligations, insurance requirements, and restrictions on structural or operational modifications. Failure to comply with lease terms, inability to negotiate renewals, or the need to relocate could disrupt operations, increase costs, or result in financial penalties. Additionally, unfavorable lease terms or rising market rents could limit the Company's flexibility to expand, optimize operations, or adjust the business model to respond to changing market conditions.

Liquidity and Redemption Are Entirely Subject to Management's Discretion.

An investment in the Company is highly illiquid. There is no public market for the Units, and no assurance that any secondary market will ever develop. Investors should not expect to be able to sell, transfer, or otherwise dispose of their Units, or to receive a return of their invested capital, except as and when determined by the Manager in its sole and absolute discretion or upon a liquidation of the Company. Any distributions, redemptions, repurchases, or other liquidity events for investors are subject to the availability of cash, compliance with applicable law and contractual restrictions, and the Manager's determination that such payments are appropriate in light of the Company's capital needs, financial condition, anticipated expenditures, debt service, reserves, and other considerations. The Manager may determine to retain cash for reinvestment, working capital, debt repayment, reserves, or other purposes rather than distribute or return capital to investors, even if the Company has positive cash flow or profitable operations. The Company's governing documents do not obligate the Manager to provide any liquidity, redemption, or exit opportunity to investors at any particular time or at all, and the timing and amount of any liquidity events are uncertain and may never occur. As a result, investors may be required to hold their investment for an indefinite period and may never realize any return on or of their investment. This lack of liquidity and the Manager's broad discretion over liquidity decisions could materially adversely affect an investor's ability to manage its investment, meet its own liquidity needs, or exit the investment on favorable terms, if at all.

Summary of Key Risks Related to the FDD's

Limited Operating History – Higher Investment Risk.

The BWW-GO brand is a relatively new franchise concept with a limited operating history. As a result, there is limited historical financial and operating data on which to evaluate long-term performance, unit-level economics, or the sustainability of the business model across different markets and economic cycles. The lack of an established track record increases uncertainty regarding customer demand, cost structures, operational efficiency, and profitability. Investors should expect higher risk compared to franchise systems with long-standing, proven performance histories.

Required Use of Designated or Approved Suppliers.

The Company is required to purchase many essential products and services—including food and beverage ingredients, equipment, uniforms, technology platforms, signage, POS systems, and other operational materials—exclusively from franchisor-designated or franchisor-approved suppliers. In certain cases, these items may be available from only a single approved source, including suppliers in which the franchisors or their affiliates have ownership or financial interests. These restrictions may increase operating costs, limit pricing flexibility, and reduce the Company's ability to negotiate favorable terms. The franchisors and their affiliates may also receive rebates, commissions, or other financial benefits from supplier sales to franchisees, creating potential conflicts of interest. While the Company may request approval of alternative suppliers, the approval process is discretionary, may require extensive testing and evaluation, typically takes 60–90 days or longer, and requires the Company to bear all related costs. Supplier approvals may be revoked at any time, which could disrupt operations and increase expenses.

Insurance Requirements.

The Company must maintain extensive insurance coverage that meets the franchisors' minimum coverage types and limits and must name the franchisor and its affiliates as additional insureds. These insurance requirements may exceed industry norms and may be modified by the franchisor at any time, potentially increasing ongoing costs. If the Company fails to maintain required coverage, the franchisor has the right to obtain insurance on the Company's behalf and charge the Company for the cost of such coverage, together with additional administrative or service fees.

Out-of-State Dispute Resolution.

The franchise agreements generally require disputes to be resolved in the franchisor's home state (currently Georgia). This requirement may impose significant burdens on the Company, including increased legal costs, travel expenses, and logistical challenges, and may disadvantage the Company in disputes with the franchisor. While certain state laws may modify or override this requirement, many franchisees remain subject to out-of-state litigation.

Strict Operational Restrictions and Loss of Autonomy.

The franchisors exercise extensive control over nearly all aspects of the Company's operations, including:

- Approved menu items and product offerings
- Food preparation methods and service standards
- Restaurant layout, design, signage, décor, and branding
- Permitted services, vendors, and technology platforms
- Mandatory upgrades, remodels, and system changes

These restrictions significantly limit the Company's ability to innovate, customize operations, respond to local market preferences, or adopt cost-saving alternatives. Compliance with evolving standards may require unanticipated capital expenditures and operational changes.

No Guaranteed Renewal of the Franchise Agreements.

The franchisors are not obligated to renew the franchises at the end of its term. Even if renewal is offered, it may be conditioned on the Company's execution of a new franchise agreement with materially different terms, additional fees, updated operational requirements, or increased financial obligations. There can be no assurance that the Company will be able to continue operating under the same or similar terms after the initial franchise term expires.

Technology, POS, and Systems Requirements.

The Company must use designated technology systems, including POS terminals, back-office software, online ordering platforms, and a mandatory learning management system, along with all required updates, supplements, and modifications. These systems may be available only through designated vendors or franchisors' affiliates and may require ongoing fees, upgrades, and replacements. Mandatory technology changes may increase operating costs and disrupt operations.

Strict Non-Competition and Post-Termination Obligations.

The franchise agreements restrict the Company from operating competing or similar businesses during the term of the franchise and for a specified period after termination or expiration. Upon termination, the Company must de-identify the restaurant at its own expense, return all confidential and proprietary materials, and comply with post-termination non-competition covenants. These obligations may limit the Company's ability to pursue alternative business opportunities or redeploy assets following termination.

Franchisor's Option to Purchase the Company's Assets Upon Termination.

Following termination or expiration of the franchise agreements, the franchisor may have the right to purchase some or all of the Company's assets, including equipment and potentially real estate. This option may limit the Company's negotiating leverage, restrict exit alternatives, and reduce the Company's ability to realize full market value for its assets.

No Franchisor Financing and High Up-Front Costs.

The franchisor does not provide financing for franchise development or operations. The initial investment required to establish the franchises is substantial. A BWW-GO restaurant is estimated to range from approximately $564,345 to $1,050,320 or more and a BWW Sports Bar is estimated to range from approximately $2,450,345 to $4,883,320 or more. In addition, the Company must maintain a minimum level of working capital upon opening. These capital requirements increase financial risk and may limit the Company's flexibility in responding to operational challenges.

Operational Performance Is Entirely the Franchisee's Risk.

The franchisors do not provide earnings projections, financial guarantees, or assurances of profitability. The Company's performance and success depend entirely on its management, execution, market conditions, cost controls, and ability to comply with franchisor requirements. Poor performance or adverse market conditions could result in operating losses or failure.

Mandatory Compliance With System Standards.

The Company must comply with the franchisors' continually evolving system standards, specifications, and operational requirements. These standards govern restaurant design, equipment, menu items, operations, suppliers, and services. The franchisors may modify these standards at any time, and compliance may require additional capital investment or operational changes.

Construction, Design, and Renovation Restrictions.

The Company must construct, equip, and furnish the restaurant strictly in accordance with franchisor-approved designs and specifications. All building plans, architectural drawings, materials, signage, and layout elements require prior approval, and any future renovations or modifications also require written consent. Only franchisor-approved architects, contractors, and materials may be used, which may increase costs and cause delays.

Site and Lease Restrictions.

The Company may operate only at locations approved by the franchisors. The franchisors have the right to approve or disapprove proposed leases and requires execution of a standard lease addendum. These requirements may limit site availability, affect lease terms, and increase occupancy costs.

Catering and Delivery Limitations.

Catering and delivery services must comply with franchisor standards and may be conducted only through approved vendors, programs, and equipment. The Company may not establish additional catering or delivery outlets or serve non-traditional locations without prior written approval, limiting expansion and revenue opportunities.

Franchisor Revenue From Required Purchases.

The franchisor and its affiliates may receive payments, rebates, or other financial consideration from suppliers based on franchisee purchases and may use such funds without restriction. These arrangements may increase the Company's costs and may not align with the Company's economic interests.

Nearly All Purchases Are Restricted.

To establish and operate the restaurant, virtually all goods, equipment, supplies, inventory, technology, and materials must be purchased from the franchisor, its affiliates, or designated or approved suppliers and must meet franchisor specifications. These restrictions reduce the Company's ability to control costs and supplier relationships.

Heavy Dependence on Franchisor Standards and Changes.

The Company's operations are highly dependent on the franchisor's ongoing decisions. The franchisor may unilaterally change menu offerings, technology requirements, operating procedures, supplier rules, and design and branding standards. Such changes may require unplanned expenditures and could materially affect profitability and operations.

Summary of Key Risks Related to the Development Agreement

Mandatory Development Schedule and Termination Risk.

The Company is subject to a rigid, multi-year development schedule through 2032. Failure to meet any required milestone—regardless of cause—constitutes a material default and may result in termination of the Area Development Agreement, eliminating all remaining development rights and materially impairing the Company's growth strategy.

Significant Financial Exposure Upon Termination.

If the Area Development Agreement is terminated or expires before full completion, the Company may be required to pay outstanding franchise fees and liquidated damages of $50,000 per undeveloped restaurant, plus interest and enforcement costs. These obligations could be substantial and exceed available liquidity.

Non-Refundable Development Fee.

The development fee paid under the agreement is fully earned upon execution and non-refundable under all circumstances. Any portion not credited toward franchise fees will be permanently forfeited if the Company fails to complete the full development schedule.

Limited and Conditional Territorial Protection.

Territorial exclusivity is conditional and subject to numerous carve-outs, including non-traditional locations. Territorial protection also expires upon satisfaction of development obligations or termination of the agreement, after which the franchisor may develop or franchise competing locations within the former territory.

Franchisor Control and Changing Terms.

Each restaurant must operate under the franchisor's then-current franchise agreement, which may change over time. Later-developed locations may be subject to materially different and potentially less favorable economic and operational terms, adversely affecting profitability and valuation.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

THE OFFERING

The Company has set a Target Offering Amount of $25,000.00, and a Maximum Offering Amount up to $1,235,000.00 for Units at $1.00 per Unit. The minimum investment for each investor is $500.00, unless waived by the Company on a case-by-case basis for any reason or no reason at all. Fractional Units will not be issued by the Company. We must raise an amount equal to or greater than the Target Offering Amount by March 1, 2027. Unless we raise the Target Offering Amount by the Offering Deadline, no Units will be sold in this Offering, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

Investment commitments may be accepted or rejected by us, in whole or in part, by the Company. We have the right to cancel or rescind our offer to sell the Units at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Units at any time for any reason.

Intermediary and Escrow

In order to purchase the Units, you must complete the purchase process through our Intermediary, Cultivate Capital Group, LLC at https://invest.cultivatecapital.org/projects/15490-Munson-Crowd-Group-LLC-Reg-CF-Offering. All committed funds will be held in escrow with our Escrow Facilitator, North Capital Private Securities Corp., until released to the Company following one or more closings. Each investor may cancel its investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time(s) as the Company designates for a closing pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Fees and Commissions

Investors will be responsible for paying transaction fees related to the payment of their subscription amount for which no Units shall be issued. The transaction fees are currently as follows below on a per transaction basis. These fees are subject to change.

Payment Method	Fee Amount
Credit Card fees:	3.5%
ACH fees:	0.15%
Wire fees:	$25.00
Check fees:	$10.00

As compensation for the services provided by our intermediary, Cultivate Capital Group, LLC, the Company is required to pay to Cultivate Capital Group, LLC a success fee consisting of one percent (1%) cash commission based on the dollar amount of the Units sold in this Offering and paid upon disbursement of funds from escrow at the time of a closing. The Company must also pay our Intermediary a one-time administrative fee of $7,500.00 for due diligence and creation of an offering page. The fee covers an offering page for up to two separate offerings. Our Manager has advanced this fee for which it will be reimbursed with proceeds raised from this Offering. If the Company makes a concurrent offering under a different exemption, the Company will pay half of the fee with proceeds from this Offering and half from the proceeds from the other offering.

Use of Proceeds

The following table illustrates how we intend to use the net proceeds received from this Offering, assuming we raise the Maximum Offering Amount. The funds raised in this Offering will not be sufficient to fully fund the Company's business plan. The Company intends to also raise capital through an offering exempt from registration under Regulation D, Rule 506(c) concurrently with this Offering. The proceeds from this Offering will be sufficient to fully develop only the Buffalo GO. See "Risk Factors" starting on page 16 for a discussion of the risks related to the Company only funding Buffalo GO or not raising sufficient capital to fully fund both projects.

Use of Proceeds(1)	Maximum Offering Amount	Percentage	Target Offering Amount	Percentage
Fees to Intermediary(2)	$19,850.00	1.61%	$7,750.00	31.00%
Offering Expenses(3)	$32,500.00	2.63%	$12,500.00	50.00%
Buffalo GO Expenses	$540,000.00	43.72%	$4,750.00	19.00%
Buffalo Sports Bar Expenses	$467,300.00	37.84%	-	-
Working Capital(4)	$133,600.00	10.82%	-	-
Reserves	$41,750.00	3.38%		
Total	**$1,235,000.00**	**100.00%**	**$25,000.00**	**100.00%**

(1) Start-up expenses, project expenses, Offering expenses, legal fees, and other expenses have and will continue to be advanced by the Company's management and reimbursed through Offering proceeds as sufficient capital is raised, or for which Units may be issued. As of the date of this Offering, this amount totaled approximately $429,382.

(2) As compensation for the services provided by our Intermediary, Cultivate Capital Group, LLC, the Company is required to pay (i) a one-time administrative fee of $7,500 for due diligence and creation of the offering page, and (ii) a success fee consisting of one percent (1%) cash commission based on the dollar amount of the Securities sold in the Offering.

(3) Includes legal, marketing, and other expenses.

(4) Includes fees and expenses for Buffalo GO such as the franchise fee, site approval fees, training expenses, initial inventory, insurance, first month's rent, and other items.

The Company has the discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

Investor Suitability

In order to purchase the Securities, investors must make a commitment to purchase Interests by completing the subscription process hosted by Cultivate Capital Group, LLC, our Intermediary, including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies.

Pursuant to the Subscription Agreement, each investor must represent and warrant that the investor is a "qualified purchaser," as defined in 17 C.F.R. §§ 227.504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the investor is either:

A. an "Accredited Investor" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act and indicated on the U.S. Accredited Investor Certificate attached hereto; or

B. the investor's subscription amount plus all other investments by investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of the Subscription Agreement does not represent:

i. Where the investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of investor's annual income or net worth, subject to a maximum investment of $124,000.

ii. Where the investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the investor's annual income or net worth.

iii. For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

Material Changes

If any material change occurs related to the offering prior to the current Offering Deadline, the Company will provide notice to investors and receive reconfirmations from investors who have already made commitments but have not yet had such commitments accepted by the Company. If an investor does not reconfirm their investment commitment after a material change is made to the terms of the offering within five (5) business days of receiving notice, the investor's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions. If an investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing and the investor will receive the Units in exchange for their investment.

Payments for Investments

Investors must process payments for investments through the Intermediary's platform. The funds will be held in escrow with the Escrow Facilitator until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment up to 48 hours prior to the Offering Deadline, or such earlier time as such earlier time the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering Deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Closings

In the event an amount equal the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline, the Company may conduct a closing of the Offering early, provided the early closing date must be at least twenty-one (21) days from the time the Offering opened. The Company may conduct subsequent closings on a rolling basis after it has conducted an initial closing until (i) all Interests have been sold or (ii) the Offering Deadline. All investors with unaccepted subscription commitments will receive notice of their scheduled closing date at least five (5) business days prior to such closing (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments). Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before each closing date.

Investor funds will be held in escrow with North Capital Securities Corp. until released to the Company following a closing. The Company will notify investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early provided (i) the expedited Offering Deadline must be at least twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the investors, and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

The Company will return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective investor's funds will be returned without interest or deduction.

Notifications

Investors will receive periodic notifications regarding certain events pertaining to this Offering, such as the Company reaching the Target Offering Amount, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its Offering Deadline.

DESCRIPTION OF SECURITIES

The rights and obligations of the Company's Members are governed by the Company Agreement, which each prospective investor will be required to execute as a condition to purchasing Units. The following summary covers certain significant provisions of the Company Agreement and is qualified in its entirety by the provisions of the Company Agreement. It is the intent of the Company that this offering statement accurately summarize and represent the terms of the Company Agreement. However, in the event that any term of this offering statement conflicts with the Company Agreement, the Company Agreement shall control. Each prospective investor should carefully study the Company Agreement attached hereto as Exhibit C in its entirety before purchasing Units. Capitalized but undefined terms in this section shall have the meaning set forth in the Company Agreement.

Interests in the Company

The Company is authorized to issue an unlimited number of Units. Units are divided between Class A and Class B Units. Only Class B Units have been issued as of the date of this Memorandum. All 100 Class B Units have been issued to the manager of our Manager. Un-issued Units may not be voted or allocated profits, losses, or distributions. Class A Units represent 80% and Class B Units represent 20% of the total Membership Interest of the Company.

The Members

The Members of the Company are not permitted to take part in the management or control of the business or operations of the Company. Assuming that the Company is operated in accordance with the terms of the Company Agreement, a Member generally will not be liable for the obligations of the Company in excess of its total capital contributions and share of undistributed profits. However, a Member may be liable for any distributions made to the Member if, after such distribution, the remaining assets of the Company are not sufficient to pay its then outstanding liabilities. The Company Agreement provides that the Members will not be personally liable for the expenses, liabilities, or obligations of the Company.

Distributions

Timing of Distributions

The Company will make distributions of Distributable Cash in amounts and at such time as is determined by the Manager in its sole discretion. "**Distributable Cash**" means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made.

Cash Distributions

Distributable Cash from operational cash flow will be distributed as follows:

- First, all Distributable Cash will be distributed to the Class A Members until they have received an IRR of ten percent (10%).
- Thereafter, any remaining Distributable Cash will be distributed eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members, ratably apportioned according to their Class A and Class B Membership Interest.

Distributable Cash from capital transactions will be distributed as follows:

- First, the Class A Members will receive all Distributable Cash until they have received a return of all their unreturned capital contributions.

- Second, all remaining Distributable Cash will be distributed to the Class A Members until they have received an IRR of ten percent (10%).

- Thereafter, any remaining Distributable Cash will be distributed eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members, ratably apportioned according to their Class A and Class B Membership Interest.

Please review the foregoing distribution terms in the Company Agreement, included as Exhibit 2 to this Memorandum, before purchasing any Units.

Allocations

Except as otherwise provided in the Company Agreement, profits and losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the Members in a manner such that the capital account balance of each Member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that Member pursuant to Section 12.4 of the Company Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value, as reasonably determined by the Manager, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the fair market value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Section 12.4 of the Company Agreement to the Members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that Members are issued Units on different dates, the profits or losses allocated to the Members for each fiscal year during which Members receive Units will be allocated among the Members in accordance with Section 706 of the Internal Revenue Code, using any convention permitted by law and selected by the Manager. For purposes of determining the profits, losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, profits, losses and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Internal Revenue Code and the treasury regulations. Except as otherwise provided in the Company Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the Members in the same proportions as they share profits and losses for the fiscal year or other period in question, except as modified to give effect to the special allocations described in Section 4.4 of the Company Agreement.

Prospective investors should read the Company Agreement for a more detailed description of how profits and losses will be allocated to the Members.

Voting Rights

Other than a vote to remove the Manager, only Members holding Class B Units shall have voting rights and be permitted to vote on Company matters. This means that the Units offered through this Offering have no voting rights, and investors shall not have the power to influence any Company decisions. Unless otherwise specified in the Company Agreement or required by law, any action requiring the approval of the Members may be approved by the vote or written consent of the Class B Members entitled to vote or consent. The approval of the Class B Members is required for:

- Amending the Company Agreement other than to (i) change the name of the Company or the location of its principal office; (ii) add to the duties or obligations of the Manager; (iii) cure any ambiguity or correct or supplement any inconsistency in the Company Agreement; (iv) correct any printing, stenographic, or clerical errors or omissions in order that the Company Agreement shall accurately reflect the agreement among the Members; (v) reflect information regarding the admission of any additional or substitute Member, and (vi) comply with the single-purpose-entity or other provisions required for any loan secured by Company assets, provided in each case that the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences.

- Expulsion of a Member;

- Merger or sale of the Company where the Company is not the surviving entity; and

- Such other matters as are required by the Company Agreement or the Delaware Limited Liability Company Act, as codified in the Delaware Code, Title 6, Chapter 18 (the "**DLLCA**").

Term and Dissolution

The term of the Company commenced upon the filing of the Company's Certificate of Formation with the Delaware Secretary of State on October 28, 2025 and will last in perpetuity or until such time as the winding up and liquidation of the Company and its business is completed following a liquidating event.

The Company will be dissolved upon the occurrence of any of the following events:

- In the sole discretion of the Manager, upon the liquidation and subsequent distribution of all Company Assets to the Members.

- The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers.

- The withdrawal of all the Members unless the Company is continued in accordance with the DLLCA.

- The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Access to Company Information

Members, but not assignees, may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

Removal of Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the Class A and Class B voting Membership Interest (excluding those of the Manager or any Members who are affiliates of the Manager). For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as described in the Company Agreement.

Indemnification

The Company Agreement generally provides that the Company will indemnify the Manager, its Affiliates, and certain other parties against any claim or loss incurred in connection with any action, suit, or proceeding resulting from such party's relationship to the Company. A party will not be indemnified with respect to matters as to which the party is finally adjudicated in any such action, suit or proceeding (a) to have acted in bad faith, or in the reasonable belief that the party's action was opposed to the best interests of the Company, or with gross negligence or willful misconduct, or in breach of such party's fiduciary duty to the Company (if any), or (b) with respect to any criminal action or proceeding, to have had cause to believe beyond any reasonable doubt the party's conduct was criminal. The Company will pay the expenses incurred by an indemnified party in connection with any such action, suit, or proceeding, or in connection with claims arising in connection with any potential or threatened action, suit, or proceeding, in advance of the final disposition of such action, suit, or proceeding. Upon receipt of a final judgment indicating that indemnification should not have applied, then such party will repay indemnification payments.

Disclosure of SEC Position on Indemnification for Securities Liabilities

The Company Agreement, subject to the provisions of the laws of the State of Delaware, contain provisions which allow the them to indemnify their managers, officers, and directors against liabilities and other expenses incurred as the result of defending or administering any pending or anticipated legal issue in connection with service to the Company if it is determined that person acted in good faith and in a manner which he reasonably believed was in the best interest of the Company. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons, we have been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, may be unenforceable.

Exculpation

The Manager may not be liable to the Members for errors in judgment or other acts or omissions not amounting to willful misconduct or gross negligence since provision has been made in the Company Agreement for exculpation of the Manager. Therefore, purchasers of the Units have a more limited right of action than they would have absent the limitation in the Company Agreement**.**

Waiver of Fiduciary Duties

The Company Agreement requires Members to agree that the Manager shall owe no fiduciary duties (including any duties of loyalty, care, or good faith and fair dealing) to the Company or to any Member, whether arising at law, in equity, or otherwise. The Members expressly waive, to the fullest extent permitted by applicable law, any and all fiduciary duties that the Manager might otherwise owe to the Company or to any Member. However, no provision may limit or eliminate the liability of the Manager for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law.

Transfer of Units

<u>Transfer Restrictions</u>

Pursuant to Rule 501 of Regulation CF, securities issued in a transaction exempt from registration pursuant to Regulation CF may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued in a transaction exempt from registration pursuant to section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)), unless such securities are transferred:

- To the issuer of the securities;
- To an accredited investor;
- As part of an offering registered with the Commission; or
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

In addition, pursuant to the Company Agreement, a Member is not permitted to assign, pledge, mortgage, hypothecate, give, sell, or otherwise dispose of or encumber all or a portion of its Units, unless such transfer:

- Is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose;
- Is evidenced by a written agreement, in form and substance satisfactory to the Manager, which is executed by the transferor, the transferee(s), and the Manager;
- Will not result in a violation of the registration requirements of the Securities Act;

- Will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and

- Will not result in the Company being classified for federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a transfer, including any legal, accounting, and other expenses, whether or not such transfer is consummated.

The transferee of any Units in the Company that is admitted to the Company as a substituted Member will succeed to the rights and liabilities of the transferor Member and, after the effective date of such admission, the capital account of the transferor will become the capital account of the transferee, to the extent of Units transferred.

Exception to Company Agreement Requirements

Notwithstanding subsections (a) and (b) of Section 11.6 of the Company Agreement, a Member may Transfer its Units without the consent of the Manager or any other Member, and without complying with any right of first refusal, to a trust for his or her benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Redemption

In the discretion of the Manager, the Company may, upon providing five (5) days written notice to such Member, elect at any time to purchase back a Member's Units (a "**Redemption**"). The effective date for a Redemption shall be the date of such Notice (the "**Effective Date**"). The Company may, in the Manager's discretion, exercise partial Redemptions, or complete Redemptions of a Member's Class A Units. Redemptions may be made pro rata among the Class A Members, or the Company may elect to only redeem the Units of one or more Members. The Company may hold reserves for the purchase of effectuating Redemptions. The Company is not required to make a Redemption and a Member may not request a Redemption unless otherwise authorized by the Company Agreement.

The price for the Units will be the greater of (i) an amount such that the Member receives a return of any Unreturned Capital Contributions and a minimum ten percent (10%) IRR attributable to the Units being redeemed, and (ii) the Equity Value per Unit. "**Equity Value**" is calculated by calculating the sum of the Enterprise Value and cash & cash equivalents of the Company less the total debt of the Company. "**Enterprise Value**" is calculated by multiplying the Adjusted EBITDA of the Company by four (4). "**Adjusted EBITDA**" means for any period, the Company's consolidated net income determined in accordance with GAAP, before deduction for, or plus the following (without duplication):

1. Interest expense, net of interest income;
2. Taxes, including federal, state, local, and foreign income taxes;
3. Depreciation and amortization;
4. Non-cash charges, including stock-based compensation, non-cash lease expense, non-cash impairment charges, and unrealized foreign exchange gains or losses;
5. Extraordinary, unusual, or non-recurring gains or losses, including (a) restructuring charges, (b) severance, (c) transition and integration costs related to acquisitions, (d) casualty losses, and (e) litigation settlements or judgments not in the ordinary course of business;
6. Transaction-related expenses, including legal, accounting, consulting, financing, and diligence fees incurred in connection with acquisitions, divestitures, equity or debt financings, or similar transactions;
7. Changes in accounting principles or other non-operating adjustments required solely by GAAP; and
8. Any other adjustments mutually agreed upon in writing by the Parties for purposes of calculating Adjusted EBITDA.

For avoidance of doubt, Adjusted EBITDA shall exclude (i) any cash expenditures that represent actual cash outflows in the period (unless otherwise expressly included above), and (ii) any gains, income, expenses, or losses not reasonably related to the ongoing operations of the Company.

Upon the payment of the Unit Price for any Redemptions by the Company, the Units subject to the Redemption shall terminated as of the Effective Date. The Manager shall amend Company records, including Exhibit B of this Agreement, to reflect each Member's adjusted Membership Interest and number of Units as appropriate, at the completion of the Redemptions.

The Company may, in the sole discretion of the Manager, and to the fullest extent permitted by applicable laws and regulations, establish a redemption plan ("**Redemption Plan**") through written resolution of the Manager, pursuant to which a Member may request that the Company redeem all or any portion of their Units at time and on terms other than those outlined above, subject to the terms, conditions and restrictions of the Redemption Plan.

Additional Capital Contributions

Additional capital contributions shall not be required of the Members.

Dispute Resolution

Because the fundamental nature of the Company is to provide an opportunity for the Members to receive cash distributions of profits from Company operations, it is imperative that disputes between a Member and the Company and/or a Manager or between Members are not allowed to extinguish or diminish the profits available to other Members. Thus, the Company Agreement contains a detailed internal alternative dispute resolution procedure (in lieu of litigation) which requires the parties to any dispute to engage in good-faith negotiations for no less than 90 days, followed by a minimum of 3 face-to-face mediations, and, as a last resort, binding arbitration, all of which shall be performed in accordance with the rules of the American Arbitration Association and will take place in the county of the principal office of the Company.

In the event of a dispute, a Member is limited to seeking its initial Capital Contributions plus any Distributable Cash to which it is entitled. Each party will bear its own attorneys' fees and costs regardless of the outcome. In the event arbitration is required, discovery will be limited, and, by signing the Company Agreement, the parties are giving up their rights to a jury trial. The Manager will be required to maintain the status quo with respect to Company operations and distributions pending the outcome of any dispute, except for any distributions to the complaining Member, which will be held in trust pending the outcome of the proceeding. Investors are encouraged to seek their own legal counsel as to the effect of this provision.

Additional Issuances of Securities

Following your investment in the Company, the Company may, respectively, sell additional Securities to existing or additional investors, which will dilute your ownership interest in the Company. An investor will not have the opportunity to increase its investment in the Company. The inability of the investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the investor's interest in the Company. This could occur through the authorization and issuance of other classes of stock in the Company which could be offered on better or worse terms than what are offered herein.

Dilution

The Units do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that an investor may eventually have in the Company. The Company intends to make equity issuances outside of this Offering, which will dilute investors. Investors should understand the potential for dilution. If the Company issues additional Units, an investor's ownership in the Company will go down, even though the value of the Company may go up. You could own a smaller piece of a larger Company. This increase in the number of Units outstanding could result from an additional equity offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising options, or by conversion of certain instruments (e.g., convertible bonds or warrants) into Units.

If the Company decides to issue more Units or other securities, an investor could experience value dilution, with each Unit being worth less than before, and control dilution, with the total percentage of the Company owned being less than before. There may also be earnings dilution, with a reduction in the amount earned per Unit. If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those securities can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each interest, ownership percentage, voting control, and earnings.

Valuation

As discussed in "Dilution" above, the valuation of the Company will determine the amount by which the investor's stake is diluted in the future. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person. Future investors (including people seeking to acquire the company) may value the Company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

We determined the offering price for this Offering arbitrarily after considering factors such as the Company's assets, manufacturing capabilities, its projected revenue, and other factors. The price of the Units may not be an accurate reflection of their actual value. In addition, future equity offerings outside of this Offering may have different offering prices which may be more or less favorable than that offered herein.

Corporate Actions/Minority Investors

Investors will have limited rights in regard to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. The Company's Class B Members will be able to control all matters subject to Member vote, which votes could have the effect of, inter alia, diluting investors, approving amendments to the Company's governing documents, approving mergers or acquisitions, or selling significant Company assets or the Company as a whole, which could affect the value of Shares and investors' returns on investment.

As a minority owner of the Company, each investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Such transactions may be made by the Manager. Thus, each investor must rely upon the executive management of the Company to manage the Company so as to maximize value for the Members. Accordingly, the success of an investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Reviewed financial statements for the Company are attached to this Form C as Exhibit E.

The Company

Since its formation, the Company has been engaged primarily in formulating its business plan and developing the financial, offering, and other materials to begin fundraising. The Company is considered to be a development stage

company since it is devoting substantially all of its efforts to establishing its business and planned principal operations have not commenced.

Plan of Operations

The Company has not generated any revenues or incurred direct operating expenses as of the date of this offering statement. The Company estimates it will start generating revenue after opening of the stores in March of 2026. For the next twelve months, the Company plans to complete the builds for the Buffalo Sports Bar and Buffalo GO store locations, commence store operations, and stabilize operations. The Company will focus on building a local customer base through marketing and community engagement, hiring and training a strong team, managing day-to-day operations, and controlling costs.

Liquidity and Capital Resources

As of the date of this offering statement, the Company does not have cash or cash equivalents or assets that can be liquidated. The Company has capital commitments for lease agreements for the store locations. The Company's sole source of capital until it becomes profitable will be proceeds raised through securities offerings. The Company may also elect to utilize debt financing to fund Company operations.

Offering Proceeds

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds,*" which is an indispensable element of our business strategy. The Company anticipates it may raise additional capital following this offering through other offerings exempt under the Securities Act.

TRANSACTIONS WITH RELATED PERSONS

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

As of the date of this Memorandum, management has advanced approximately $429,382 for start-up expenses, project expenses, Offering expenses, legal fees, and other expenses which will be repaid through Offering proceeds, or for which Units may be issued.

CONFLICTS OF INTEREST

Investors should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's length but will be in all cases consistent with the duties of the management of the Company. By acquiring Units, investors will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

The manager of our Manager, Jack Litman, owns a controlling interest in two entities which are guaranteeing the lease agreements on behalf of the subsidiaries of the Company. Our Manager is managed by Jack Litman, who owns a controlling interest in two entities (MBGG and MBRG) that have provided guarantees in favor of third-party lessors with respect to certain lease agreements entered into by subsidiaries of the Company. These guarantees expose entities controlled by Mr. Litman to potential financial liability if our subsidiaries fail to perform under the applicable leases. As a result, Mr. Litman has economic interests in these arrangements that are not shared by investors. This may create conflicts of interest because Mr. Litman, acting through the Manager, may have an incentive to cause the Company or its subsidiaries to enter into, continue, renew, or refrain from terminating or renegotiating such leases, even if doing so is not optimal for the Company, in order to reduce or avoid potential liability under the guarantees. These conflicts could result in the Company maintaining leases on less favorable terms, incurring higher operating costs, limiting its ability to pursue alternative arrangements, or delaying the termination of leases that would otherwise be in the Company's best interests. Investors should be aware that decisions regarding such leases may be influenced by Mr. Litman's interests in the guarantor entities and may not be based solely on what is most favorable to the Company or its investors.

The manager of the managing entity of the Company, Jack Litman, operates and controls Munson Group and Munson Buffalo Group, which are the developers under two multi-unit development agreement with Buffalo Wild Wings, Inc. granting them the right, subject to strict conditions and a prescribed development schedule, to develop BWW-GO and BWW Sports Bar locations within defined territories covering portions of New York, New Jersey, and Connecticut. Munson Group and Munson Buffalo Group have granted the Company rights to develop certain stores within that territory pursuant to transfer agreements attached as Exhibit N and Exhibit O. Munson Buffalo Group paid a non-refundable development fee, is subject to a multi-year development schedule running through December 31, 2032. Munson Group is required to meet a multi-year development schedule running through December 31, 2029, and it paid a development fee of $7,500 for 29 of the 33 locations. Both developers face forfeiture of development rights, liquidated damages, and other material liabilities if they fail to meet their obligations. The manager has provided personal guarantees in connection with Munson Group's and Munson Buffalo Group's obligations. These arrangements create conflicts of interest because the Mr. Litman may have incentives to cause the Company to prioritize, pursue, or continue developments within Munson Group's territory, or to commit Company capital or resources to such projects, in order to help Munson Group satisfy its obligations, preserve its rights, or avoid defaults or personal liability, even if doing so is not optimal for the Company or its investors. Mr. Litman may also have incentives to structure or maintain the transfer of development rights on terms favorable to Munson Group and/or Munson Buffalo Group or to refrain from enforcing or terminating such arrangements in order to protect their interests. Territorial protections are conditional, exclude certain categories of locations, and may be lost upon default or termination by Buffalo Wild Wings, which also retains broad termination and approval rights and may modify franchise terms over time. As a result, the Company's rights and economics may be adversely affected by the developers' actions or inactions, over which investors have limited control. Investors should not assume that decisions relating to these arrangements will be made solely in the best interests of the Company.

Management of the Company may be involved with similar investments or businesses. A member of management of the Company has previously developed, and may continue to own, manage, or advise with respect to 31 other franchise restaurant locations that are separate from the Company's proposed franchise operations. As a result, management will have ongoing business interests that may compete with the Company for time, attention, resources, strategic focus, and franchise-related opportunities. Management is not required to devote its full time or exclusive services to the Company and may continue to engage in other franchise and non-franchise business activities. These competing interests may give rise to conflicts in decision-making, including the allocation of management attention, staffing, vendor and supplier relationships, financing opportunities, real estate selection, and growth priorities. The Company does not intend to adopt formal policies to resolve all conflicts of interest, and decisions involving such conflicts will be made by management in its discretion, subject to the Operating Agreement. Members must rely on management's good faith judgment, and such conflicts could materially and adversely affect the Company's operations, financial condition, and results of operations.

Management, certain members, and their affiliates will receive compensation from the Company. Management, certain shareholders, and their affiliates will receive various forms of compensation from the Company, including management fees, administrative reimbursements, and other payments for services rendered. The terms of such compensation arrangements have not been, and may not in the future be, established through arms-length negotiations with independent third parties. Instead, they are determined by the Company's management or affiliates, who may have a direct or indirect financial interest in the outcome. As a result, there is a risk that such payments could exceed amounts that would otherwise be paid for similar services obtained from unrelated service providers in a competitive market. Because the same individuals or entities may control both the Company and its affiliates, there exists the potential for self-dealing and conflicts of interest. Management may be incentivized to recommend or approve additional services, enter into higher-

cost arrangements, or structure transactions in a manner that increases compensation to affiliates rather than maximizes value for investors. These relationships could also discourage strict oversight, objective evaluation of performance, or renegotiation of fee terms since the parties involved may benefit personally from the continuation of existing arrangements. Furthermore, there is no assurance that all such affiliate transactions will be reviewed or approved by disinterested members or that comparable terms could not have been obtained from unaffiliated third parties. As a result, investors may bear the financial consequences of any excessive or non-market compensation arrangements, which could reduce the Company's net income, cash flow available for distributions, or overall investment returns.

Management and its affiliates may not have had the benefit of separate counsel. Attorneys, accountants, and/or other professionals representing the Company may also serve as counsel or agent to the members of management of the Company and certain of their affiliates, and it is anticipated that such multiple representations may continue in the future. As a result, conflicts may arise, and if those conflicts cannot be resolved or the consent of the respective parties cannot be obtained to the continuation of the multiple representations after full disclosure of any such conflict, such counsel will withdraw from representing one or more of the conflicting interests with respect to the specific matter involved.

MATERIAL TAX CONSIDERATIONS

The potential investor should be aware of the material Federal and State income tax aspects of an investment in the Units. Investors should consult with their tax professional to determine the effects of the tax treatment of the Units with respect to their individual situation.

Reporting Status of the Company

The Company will elect to be treated as a partnership for Federal and State income tax purposes unless an election is made to treat the Company as a corporation. By maintaining partnership tax status, the Company will be responsible for preparing appropriate federal and state partnership tax returns, reporting income or loss and allocating such income and loss to each Member for such Member's share of profits and losses from operations and disposition. Such will be made to the Members in accordance with the laws and regulations governing federal income taxation. This process will make the Series a pass-through entity for tax purposes.

Classification as a Partnership

The Company was formed as a limited liability company, accordingly, pursuant to applicable U.S. Treasury Regulations, the Company will be treated as a partnership, rather than a corporation, for U.S. federal income tax purposes unless the Company affirmatively elects to be treated as a corporation for such purposes. The Manager has no intention of making such an election on behalf of the Company and does not anticipate any circumstances under which such an election would be made on behalf of the Company. In certain cases under Code §7704, a partnership that is classified as a publicly traded partnership ("**PTP**"), the interests of which are either publicly traded on an established securities market or readily tradable on a secondary market (or the substantial equivalent thereof), may be taxed as a corporation for U.S. federal income tax purposes. Under Treasury Regulation §1.7704-1(d), interests in a partnership are not considered traded on an established securities market or readily tradable on a secondary market unless the partnership participates in the establishment of the market or the inclusion of its interests in a market, or the partnership recognizes any transfers made on the market by redeeming the transferor partner, admitting the transferee as a partner, or otherwise recognizing any rights of the transferee.

We will not list any Units on any stock exchange. The Treasury Regulations provide certain safe harbors that, if satisfied, will allow transfers to occur that will not result in the Units being treated as publicly-traded or treated as readily tradable on a secondary market or the substantial equivalent. The safe harbors include transfers:

- In "private" transfers;
- Pursuant to a qualified matching service ("**QMS**"); or
- In limited amounts that satisfy a 2% test.

"Private" transfers include, among others:

- Transfers in which the basis of the partnership interest in the transferee is determined, in whole or in part, by reference to its basis in the hands of the transferor or is determined under Code §732, related to distributions from a partnership;

- Transfers at death, including transfers from an estate or testamentary trust;

- Transfers between members of a family as defined in Code §267(c)(4);

- Transfers from retirement plans qualified under Code §401(a) or an IRA; and

- "Block transfers." A block transfer is a transfer by a Member and any related persons as defined in the Code in one or more transactions during any 30 calendar day period of Units that in the aggregate represents more than 2% of the total interests in partnership capital or profits.

In addition, interests are not treated as readily tradable if the sum of the percentage of the interests transferred during the entity's tax year, excluding private transfers, does not exceed two percent (2%) of the total interests in partnership capital or profits.

If we are classified as an association taxable as a corporation instead of as a partnership, for any year, we would be subject to U.S. federal income tax on our taxable income at rates applicable to corporations and any applicable state and local taxes; distributions to Members would be taxable as dividends to the Members to the extent of our current and accumulated earnings and profits and would not be deductible by us; and our deductions, if any, would be allowed only by the Company, rather than being passed through to Members.

The remainder of this discussion of *"Federal and State Taxes"* assumes that we will be classified as a partnership, and not as a corporation, for U.S. federal income tax purposes. Thus, the following rules applicable to partnerships and their partners will apply to us and our Members unless otherwise indicated.

Taxation of Members

The Company will be treated as a partnership for federal tax purposes. A partnership is not generally a taxable entity. For U.S. federal income tax purposes, a partnership is not a taxable entity but rather a conduit through which items of income, gain, loss, deduction and credit are passed and its partners must report. Thus, each Member will be required to report on its federal income tax return its allocable share of items of income, gain, loss, deduction or credit realized by us. Because portions of our available cash will be used to fund certain expenses and may be used to repay borrowings for which we are liable, such funds may not be available for distribution to Members. Consequently, a Member may be allocated income from us in a particular year yet may not receive a cash distribution in respect of such income and would have to find an alternate source of funds to pay its taxes on such amount. Taxable income or loss allocated to Members from us will retain the same character, as capital gain or loss, or ordinary income or loss, for the Members as determined at the Company level. Such income will be capital gain or loss to the extent that it arises from the sale of capital assets.

Code §704(b) and the Treasury Regulations thereunder provide that a partner's distributive share of income, gain, loss, deduction or credit will be controlled by the partnership agreement if the allocation provided for in the partnership agreement has "substantial economic effect." If the allocation provided for in the partnership agreement does not have substantial economic effect, then a partner's distributive share must be allocated in accordance with each partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, such as a partner's interest in profits and losses, relative share of capital contributed, interest in cash flow and right to distributions upon liquidation.

Treasury Regulations promulgated under Code §704(b) provide certain guidelines which, if satisfied by the Company, will result in the allocation of profits and losses being deemed to have substantial economic effect. If the IRS were to contend successfully that the allocation of profits and losses under the terms of the Series Designation was not in accordance with such guidelines, then each Member's share of the income, gain, losses, deductions or credits from us would be determined in accordance with his, her or its interest in the Company, taking into account all the facts and circumstances, including those discussed above.

Basis of the Company

An original tax basis will be established for the Company in each asset acquired by the Company. The tax basis of the Company will be adjusted during the operations of the Series under applicable partnership tax principles.

Basis and Risk of a Member

Tax Basis in a Unit. A Member's tax basis in the Company initially will equal the amount paid to acquire such Unit by capital contribution. It will be increased by (i) any subsequent cash contributions the Member makes to the Company, (ii) the Member's distributive share of the Company's taxable income, (iii) the Member's distributive share of the Company's tax-exempt income, and (iv) any increase in the Member's share of the Company's liabilities. It will be decreased (but not below zero) by (i) actual distributions the Company makes to the Member, (ii) the Member's distributive share of the Company's losses (even if such losses are deferred as described below), (iii) the Member's distributive share of the Company's non-deductible expenses that are not properly chargeable to a capital account and (iv) a decrease in the Member's share of the Company's liabilities.

Basis & At Risk Limitations on Deductions. Members' ability to deduct their share of deductions and losses will be limited to their adjusted tax basis in their Units, or in the case of a Member that is an individual or a corporation (if more than 50% of the value of such corporation's stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount that the Member is considered to be "at risk" with respect to our activities, if that is less than the Member's adjusted tax basis. A Member must recapture losses deducted in previous years to the extent that our distributions cause the Member's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Member or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Member's tax basis or at risk amount (whichever is the limiting factor) is increased above zero.

In general, each Member will be at risk to the extent of the purchase price of its Units, but this will be less than the Member's tax basis in its Units to the extent of the Member's share of any of our nonrecourse liabilities (other than certain "qualified nonrecourse financing"). A Member's at risk amount will increase or decrease as the adjusted tax basis of the Member's Units increase or decrease except that changes in our nonrecourse liabilities (other than with respect to certain "qualified nonrecourse financing") will not increase or decrease the Member's at risk amount.

Qualified Business Income. Under current law, and subject to certain restrictions, individuals (or entities treated as individuals), trusts and estates will generally be entitled to deduct twenty percent (20%) of their "qualified business income" for a taxable year. Qualified business income includes, for these purposes, income and gain from certain qualified trades or businesses, but does not include investment-related income such as net capital gain, dividend or interest income. For taxpayers whose income exceeds certain threshold amounts: (i) the deduction is subject to various limitations, including limitations based on the wages paid with respect to, and the adjusted tax basis of property held by, a qualified trade or business, and (ii) the deduction is not available with respect to income from certain service businesses. A portion of a Member's allocable share of income or gain from the Company may constitute qualified business income, in which case it generally will be eligible for the deduction described above. There can be no assurance that any portion of a Member's allocable share of income or gain from the Company will constitute qualified business income. Prospective investors that are individuals, trusts or estates should consult their tax advisors as to whether they are eligible to deduct a portion of any income allocated to them for U.S. federal income tax purposes by the Company.

Investment Interest Expense Deductions. To the extent that the Company has interest expense and such interest expense is considered allocable to investment property, a non-corporate Member may be subject to the "investment interest" limitations of Code §163(d). Investment interest includes interest paid or accrued on indebtedness incurred or continued to purchase or carry property held for investment, and short sale expenses. Investment interest is not deductible in the current taxable year to the extent it exceeds a taxpayer's "net investment income," consisting of net gain and ordinary income from investments in the current year. For the purposes of this limitation, net long-term capital gains are generally excluded from the computation of investment income, unless the taxpayer elects to pay tax on such gains at ordinary income tax rates.

If or to the extent that the limitation on investment interest applies, a non-corporate Member could be denied a deduction for all or part of its distributive share of Company interest expenses unless such Member had sufficient investment income

from all sources, including the Company. In such case, a Member that could not deduct such interest expenses currently as a result of the application of this limitation would be entitled to carry such amounts forward to future years when the same limitation would again apply. The limitations on the deductibility of investment interest would also apply to interest paid by a Member on debt incurred to finance its investment in the Company.

Passive Activity Losses. The passive activity limitations of Code §469 apply to individuals, trusts, estates, personal service corporations, and certain closely-held C corporations. In general, these rules limit the deductibility of losses from passive activities (which may include losses attributable to a trade or business carried on as an investing Member) as well as any rental activity or other business activity in which the taxpayer does not materially participate, to the income generated from the taxpayer's other passive activities. In general, a Member may realize passive income or loss from our operations. If a Member is subject to these rules, such Member's share of passive losses, if any, from our operations may be used to offset such Member's net income (and associated tax liability) from other passive activities. Conversely, such Member may utilize losses, if any, from its other passive activities to offset their passive income, if any, from our operations. However, any "excess" passive loss from our operations cannot be utilized to offset the Member's income from other sources, such as "active income" (i.e., wages and active trade or business income) or "portfolio income" (i.e., dividend, interest, royalty and annuity income and gains derived from assets producing portfolio income).

If a Member's passive losses exceed its passive income, such excess may not be used to offset such Member's other taxable income and must be carried forward to future years to offset passive income recognized in those years under the same rules or upon the disposition in full of such passive interest. Therefore, a Member will receive no current tax benefit from our losses to the extent that such Investor has no passive activity income from other sources during that tax year.

Portfolio income earned by a taxpayer is treated as non-passive income of the taxpayer and cannot be offset by such taxpayer's passive losses, if any. Consequently, to the extent that we generate portfolio income, each Member will have an increased tax liability regardless of the amount of passive losses, if any, realized by the Company from its operations. Please note that certain income (including dividend and royalty income) generated by the Company may constitute portfolio income to Members.

The passive activity loss rules are applied after other applicable limitations on deductions such as the tax basis limitation and the at risk rules described above.

Limitation on Deductibility of Excess Business Losses. Under current law, individuals (or entities treated as individuals), trusts and estates are not permitted to deduct "excess business losses," very generally defined to be aggregate deductions with respect to a taxable year attributable to trades or business of the taxpayer that exceed certain threshold amounts. In the case of partnerships, the limitation is applied at the partner level and each partner must take into account its allocable share of partnership income, gain, deductions and losses from trades or businesses of the partnership for purposes of calculating its excess business loss, if any. The limitation on deductibility of excess business losses is applied after the limitation on passive losses described above. The limitations on deductions of "excess business losses" may limit the deductibility of certain of the Company's losses. Any losses disallowed as a result of this limitation may be carried forward to future years, subject to certain limitations.

Treatment of Distributions. In the event cash distributions made to a Member by us exceed such Member's adjusted tax basis in his, her or its Series Units, such Investor must recognize gain equal to such excess. Cash distributions in excess of a Member's adjusted tax basis generally will be considered gain from the sale or exchange of an interest in the Company, which gain may be treated, at least in part, as capital gain. Please note that any reduction in a Member's share of our liabilities will be treated as a cash distribution for federal income tax purposes.

Surtax on Unearned Income. Code §1411 imposes a 3.8% surtax on the "net investment income" of certain U.S. persons who are citizens and resident aliens, and on the undistributed "net investment income" of certain U.S. estates and trusts. Among other items, "net investment income" generally would include a Member's allocable share of the Company's net gains and certain other income such as interest and dividends, less deductions allocable to such income. In addition, "net investment income" may include gain from the sale, exchange or other taxable disposition of an interest in the Company, less certain deductions. Prospective investors should consult their own advisors concerning its potential applicability to their individual circumstances.

Disposition of a Unit. Upon the sale of Units, a Member will recognize gain or loss equal to the difference between such Member's "amount realized" and such Member's adjusted tax basis in their Units. A Member's "amount realized" will

equal the sum of the cash and fair market value of other property received plus the portion of our nonrecourse liabilities allocated to the Units sold and any Member recourse liabilities of which the Member is relieved. If the amount of cash and fair market value of other property received plus the allocable share of our nonrecourse liabilities and Member recourse liabilities of which the Member is relieved exceeds the Member's adjusted basis with respect to the Units disposed of, such Member will recognize gain equal to such excess. The tax liability resulting from such gain could exceed the amount of cash received upon the disposition of such Units. To the extent that a portion of the gain upon the sale of Units is attributable to a Member's share of our "inventory items" and "unrealized receivables," (customarily referred to as "hot assets") as those terms are defined in Code §751, such portion will be treated as ordinary income. Unrealized receivables include (i) to the extent not previously includable in our income, any rights to pay for services rendered or to be rendered and (ii) amounts that would be subject to recapture as ordinary income if we had sold our assets at their fair market value at the time of the transfer of such Units.

Capital gain or loss recognized by an individual Member on the sale or exchange of a Unit held for more than 12 months will be long-term capital gain or loss for United States federal income tax purposes. All other gains will be taxed at ordinary income rates. A Member's ability to deduct capital losses may be severely limited.

If a Member sells or otherwise disposes of a Unit prior to the end of a taxable year in which the Company has net income, such Investor will be liable for the income taxes due on its proportionate share of the net income attributable to such Unit for that period ending on the date of disposition, even though the Member may not have received any cash distributions.

Pursuant to the current law, if any portion of the gain realized by a Member on a sale or disposition (or deemed sale or disposition, including any deemed disposition resulting from a subsequent closing of the Company) of its interest (or any portion thereof) in the Company would be treated as effectively connected with the conduct of a U.S. trade or business, the Company may be required to withhold taxes from future distributions to a transferee Member in an amount up to ten percent (10%) of the amount realized by the transferor Member unless (x) the transferor Member provides an affidavit of non-foreign status within the meaning of Section 1446 of the Code in connection with such transfer or (y) the transferee withholds and remits a sufficient amount from the purchase price. The Manager shall provide the form and content of such affidavit based on advice of tax counsel and its sole reasonable discretion. A Member is expected to be required to provide and certify its correct taxpayer identification number, and to provide other relevant certifications regarding its identity and U.S. federal income tax characteristics in order to avoid ten percent (10%) withholding upon the sale, transfer, or other disposition of its interest (or any portion thereof) in the Company, and each Member will be required to indemnify the Company for any liabilities arising from any tax liability described above.

Deductibility of Prepaid and Other Expenses

The Company will incur expenditures for legal fees in association with the set-up of the Company. These expenditures will be capitalized and will be deducted on dissolution of the Company based on current tax law.

The Company will incur expenditures for professional fees associated with the preparation and filing of the annual income tax and informational return and the preparation of Schedule K-1 reports to be distributed to the Members. These expenditures will be deducted on an annual basis. All other normal operating expenses will be deducted on an annual basis by the Company, which will use a calendar accounting year.

Cost Recovery and Recapture

The tax basis of the Company's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If a Series disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Member who has taken cost recovery or depreciation deductions with respect to property the Company owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in the Company.

The costs the Company incurs in offering and selling its Units must be capitalized and cannot be deducted currently, ratably or upon the Company's termination. While there are uncertainties regarding the classification of certain costs as organization expenses, which may be amortized by the Company, and as Offering expenses, which may not be amortized by the Company, the underwriting discounts and commissions the Company incurs will be treated as Offering expenses.

Deductibility of Other Expenses

Our organizational expenses are not currently deductible, but may, at our election, be amortized ratably over a period of not less than 15 years (and may be amortized over a different period for book purposes). Our Offering expenses (i.e., expenditures made in connection with the marketing and issuance of Units, including placement fees) are neither deductible nor amortizable. The Internal Revenue Service may disagree with us as to the allocation of expenses between organizational and syndication expenses and may assert that a portion of any management fees paid by us to the Manager should be deemed to be a reimbursement for organizational or nondeductible Offering expenses. The IRS may also challenge the deductions of other expenses, depending on all the facts and circumstances.

Taxable Gain

The tax basis of each of the Company's assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. If the Company disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation deductions previously taken, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a Member who has taken cost recovery or depreciation deductions with respect to property the Company owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of its interest in the Company.

Phantom Income

It may occur that in any year the Members will receive an allocation of taxable income and not receive cash distributions sufficient to pay the tax liability arising from such income. Colloquially, this is referred to as "phantom income." In this event, the Members may owe tax on the reportable income, which the Member will need to pay out of pocket.

Unrelated Business Income Tax (UBIT)

Employee benefit plans and most organizations exempt from federal income taxes ("**Exempt Organizations**"), including IRAs and other similar retirement plans, are subject to tax to the extent that their unrelated business taxable income ("UBTI") exceeds $1,000.00 during any tax year. To the extent that an Exempt Organization is allocated UBTI from the Partnership, it would be subject to tax on such amounts exceeding $1,000 at the trust tax rates. UBTI generally means the gross income derived from any unrelated trade or business regularly carried on by the exempt organization, less the deductions directly connected with carrying on the trade or business. Certain types of income (and deductions directly connected with the income) are generally excluded when calculating UBTI, such as rents from real property and gains or losses from the sale, exchange, or other disposition of property. However, there are exceptions to the exclusion that will likely apply with respect to Company investments. In this regard, it is likely that the Company investments will be acquired with funds from loans, which will be "acquisition indebtedness" and result in a portion of the net income therefrom, generally equal to the ratio of acquisition indebtedness to basis in property, being UBTI. The fact that UBTI will be generated and allocated to the Company (and ultimately the Members) may make an investment in the Company less desirable for an Exempt Organization, IRA or other similar retirement plan.

Audits

Election Out of Bipartisan Budget Act Audit Rules

Effective for partnership returns for tax years beginning on or after January 1, 2018, partnerships will be subject to the audit rules of sections 6221 through 6241 of the Internal Revenue Code, as amended by Bipartisan Budget Act of 2015 (BBA). Under the previous rules, partnership audits (subject to certain exceptions for small partnerships) were conducted at the partnership level, through interaction with a Tax Matters Partner (TMP) authorized to bind all partners (subject to participation in some instances by Notice Partners). Tax adjustments were made at the partnership level, but the adjustments would flow through to the partners who were partners during the year(s) under audit. Collection would then occur at the partner level.

Under the BBA audit rules, the IRS will assess and collect tax deficiencies directly from the partnership at the entity level. Generally, the tax is imposed on and paid by the partnership in the current year, calculated at the highest individual rate. The result is that the underlying tax burden of the underpayment may be shifted from the partners who were partners during the year(s) under audit to current partners.

In addition, the positions of TMP and Notice Partners have been eliminated and replaced with a Partnership Representative, which must be designated annually on the partnership's timely filed return. The Partnership Representative has the sole authority to act on behalf of the partnership and the partners in an audit, and those powers cannot be limited.

A partnership may elect out of the BBA audit rules if certain conditions are met. In order to elect out, the partnership must issue 100 or fewer K-1s each year with respect to its partners. Moreover, each partner must be either an individual, a C corporation, a foreign entity that would be treated as a C corporation if it were domestic, an S corporation, or the estate of a deceased partner. Thus, a partnership is ineligible to elect out if any partner is a trust (including a grantor trust), a partnership, or a disregarded entity, such as an LLC where the social security number of the individual Member is used for income tax reporting purposes. The election out must be made annually on the partnership's timely filed return and must include a disclosure of the name and taxpayer identification number of each partner. In the case of a partner that is an S corporation, each K-1 issued by the S corporation partner counts toward the limit of 100 K-1s. The partnership must notify each partner of the election .

It is the intent of the Company to elect out of the BBA audit rules, if possible. By electing out of the BBA audit rules, the Company will be subject to audit procedures similar to the TEFRA and pre-TEFRA rules, but the IRS will be required to assess and collect any tax that may result from the adjustments at the individual partner level. However, this opt-out provision likely will not be available to the Company based on the tax classification of the Members.

Members will be required timely to furnish the Company with the information necessary to make the annual election, and the Company will be authorized to provide such information to the IRS.

Push Out Election (Audit)

The "push out" election of Internal Revenue Code section 6226 provides an alternative to the general rule that the partnership must pay any tax resulting from an adjustment made by the IRS. Under section 6226, a partnership may elect to have its reviewed year partners consider the adjustments made by the IRS and pay any tax due as a result of those adjustments. The partnership must make the "push out" election no later than 45 days after the date of the notice of final partnership adjustment and must furnish the Secretary and each partner for the reviewed year a statement of the partner's share of the adjustment.

If the Company fails to make a valid election out of the BBA audit rules or is otherwise disqualified from electing out of their application, the Company intends to elect the application of the "push out" procedures. In the event of a push out, a former Member may owe additional tax if they were a Member during the reviewed year.

THE U.S. FEDERAL INCOME TAX TREATMENT OF HOLDERS OF OUR UNITS DEPENDS IN SOME INSTANCES ON DETERMINATIONS OF FACT AND INTERPRETATIONS OF COMPLEX PROVISIONS OF U.S. FEDERAL INCOME TAX LAW FOR WHICH NO CLEAR PRECEDENT OR AUTHORITY MAY BE AVAILABLE. IN ADDITION, THE TAX CONSEQUENCES OF HOLDING OUR UNITS TO ANY PARTICULAR INVESTOR WILL DEPEND ON THE INVESTOR'S PARTICULAR TAX CIRCUMSTANCES. YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL, STATE, LOCAL, AND NON-U.S. INCOME AND OTHER TAX CONSEQUENCES TO YOU, IN LIGHT OF YOUR PARTICULAR INVESTMENT OR TAX CIRCUMSTANCES, OF ACQUIRING, HOLDING, AND DISPOSING OF OUR UNITS.

THE MANAGER MAY DETERMINE IN ITS SOLE AND ABSOLUTE DISCRETION WHETHER TO MAKE ANY AVAILABLE ELECTION UNDER THE CODE IN RESPECT OF THE COMPANY, AND MAY REVOKE ANY SUCH ELECTION IF, IN ITS SOLE AND ABSOLUTE DISCRETION, IT DETERMINES THAT SUCH REVOCATION IS IN THE BEST INTEREST OF THE MEMBERS TAKEN AS A WHOLE. UNDER THE COMPANY AGREEMENT, THE MANAGER SHALL BE UNDER NO OBLIGATION TO TAKE INTO ACCOUNT THE TAX CONSEQUENCES TO ANY SHAREHOLDER. THE COMPANY AGREEMENT ALSO PROVIDES THAT NEITHER THE MANAGER

NOR THE COMPANY SHALL HAVE LIABILITY TO A MEMBER UNDER ANY CIRCUMSTANCES AS A RESULT OF AN INCOME TAX LIABILITY INCURRED BY SUCH MEMBER AS A RESULT OF AN ACTION (OR INACTION) BY THE MANAGER PURSUANT TO ITS AUTHORITY UNDER SUCH AGREEMENT.

RETIREMENT TRUSTS AND OTHER BENEFIT PLAN INVESTORS

Each respective member of the Company that is an employee benefit plan or trust (an "**ERISA Plan**") within the meaning of, and subject to, the provisions of the Employee Retirement Income Security Act of 1974, or an individual retirement account ("**IRA**") or Keogh Plan subject to the Internal Revenue Code, should consider the matters described below in determining whether to invest in the Company.

In addition, ERISA Plan fiduciaries must give appropriate consideration to, among other things, the role that an investment in the Company plays in such ERISA Plan's portfolio, taking into consideration (i) whether the investment is reasonably designed to further the ERISA Plan's purposes, (ii) an examination of the risk and return factors, (iii) the portfolio's composition with regard to diversification, (iv) the liquidity and current return of the total portfolio relative to the ERISA Plan's objectives and (v) the limited right of members to withdraw all or any part of their capital accounts or to transfer their interests in the Company.

If the assets of the Company were regarded as "plan assets" of an ERISA Plan, an IRA, or a Keogh Plan, management of the Company would be a "fiduciary" (as defined in ERISA) with respect to such plans and would be subject to the obligations and liabilities imposed on fiduciaries by ERISA. Moreover, other various requirements of ERISA would also be imposed on the Company. In particular, any rule restricting transactions with "parties in interest" and any rule prohibiting transactions involving conflicts of interest on the part of fiduciaries would be imposed on the Company which may result in a violation of ERISA unless the Company obtained an appropriate exemption from the Department of Labor allowing the Company to conduct its operations as described herein.

Regulations adopted by the Department of Labor (the "**Plan Regulations**") provides that when a Plan invests in another entity, the Plan's assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, among other exceptions, the equity participation in the entity by "benefit plan investors" is not "significant." The Pension Protection Act of 2006 amended the definition of "benefit plan investors" to include only plans and plan asset entities (i.e., entities that are themselves deemed to hold plan assets by virtue of investments in them by plans) that are subject to part 4 of Title I of ERISA or section 4975 of the Internal Revenue Code. This new definition excludes governmental, church, and foreign benefit plans from consideration as benefit plan investors.

Under the Plan Regulations, participation by benefit plan investors is "significant" on any date if, immediately after the last acquisition, twenty-five percent (25%) or more of the value of any class of equity interests in the entity is held by benefit plan investors. The Company intend to limit the participation in the Company by benefit plan investors to the extent necessary so that participation by benefit plan investors will not be "significant" within the meaning of the Plan Regulations. Therefore, it is not expected that the assets of the Company will constitute "plan assets" of plans that acquire interests.

It is the current intent of the Company to limit the aggregate investment by benefit plan investors to less than twenty-five percent (25%) of the value of the Units so that equity participation of benefit plan investors will not be considered "significant."

ACCEPTANCE OF SUBSCRIPTIONS ON BEHALF OF INDIVIDUAL RETIREMENT ACCOUNTS OR OTHER EMPLOYEE BENEFIT PLANS IS IN NO RESPECT A REPRESENTATION BY THE COMPANY, OR ITS OFFICERS, DIRECTORS, OR ANY OTHER PARTY THAT THIS INVESTMENT MEETS ALL RELEVANT LEGAL REQUIREMENTS WITH RESPECT TO INVESTMENTS BY ANY PARTICULAR PLAN. THE PERSON WITH INVESTMENT DISCRETION SHOULD CONSULT WITH HIS OR HER ATTORNEY AND FINANCIAL ADVISERS AS TO THE PROPRIETY OF SUCH AN INVESTMENT IN LIGHT OF THE CIRCUMSTANCES OF THAT PARTICULAR PLAN AND CURRENT TAX LAW.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance, reference should be made to the copy of such document which is either an appendix or Exhibit to this Form C or which will be made available to investors and their professional advisors upon request.

Prior to making an investment decision regarding the Units described herein, prospective investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective investors and their representatives and advisors, if any, any matter set forth in this Form C or any other matter relating to the Units described in this Form C, so that prospective investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

Ongoing Reporting

Following the first sale of the Units, the Company will file a report electronically with the Securities and Exchange Commission ("**Commission**" or "**SEC**") annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at www.themunsonrestaurantgroup.com.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Compliance

Neither the Company nor their controlling persons, are subject to any bad actor disqualifications under any relevant U.S. securities laws. In addition, neither the Company nor their controlling persons, are subject to any matters that would have triggered disqualification but occurred prior to May 16, 2016. Furthermore, the Company has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Updates

Updates regarding the progress of the issuer in meeting the Target Offering Amount will either be filed in progress reports or posted at: https://invest.cultivatecapital.org/projects/15490-Munson-Crowd-Group-LLC-Reg-CF-Offering.

EXHIBITS

The following are included as Exhibits to the Form C and should be carefully reviewed by investors prior to purchasing Units:

Exhibit B	Certificate of Formation
Exhibit C	Company Agreement
Exhibit D	Subscription Agreement
Exhibit E	Reviewed Financial Statements
Exhibit F	Intermediary Contract
Exhibit G	BWW-GO Franchise Disclosure Document
Exhibit H	BWW Sports Bar Franchise Disclosure Document
Exhibit I	Hainesport Location Lease Agreement
Exhibit J	Hazlet Location Lease Agreement
Exhibit K	Escrow Agreement
Exhibit L	BWW-GO Development Agreement
Exhibit M	BWW Sports Bar Development Agreement
Exhibit N	Transfer of Development Rights Agreement for BWW-GO
Exhibit O	Transfer of Development Rights Agreement for BWW Sports Bar
Exhibit P	Investor Deck

Delaware

The First State

I, CHARUNI PATIBANDA-SANCHEZ, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF FORMATION OF "MUNSON CROWD GROUP LLC", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF OCTOBER, A.D. 2025, AT 3:19 O`CLOCK P.M.

Charuni Patibanda-Sanchez, Secretary of State

10382519 8100
SR# 20254395894

Authentication: 205178966
Date: 10-30-25

STATE OF DELAWARE
CERTIFICATE OF FORMATION
OF LIMITED LIABILITY COMPANY

The undersigned authorized person, desiring to form a limited liability company pursuant to the Limited Liability Company Act of the State of Delaware, hereby certifies as follows:

1. The name of the limited liability company is Munson Crowd Group LLC.

2. The Registered Office of the limited liability company in the State of Delaware is located at 850 New Burton Road Suite 201 (street), in the City of Dover, Zip Code 19904. The name of the Registered Agent at such address upon whom process against this limited liability company may be served is Cogency Global Inc.

By: /s/ Jack Litman
Authorized Person

Name: Jack Litman, Sole Member
Print or Type

Company Agreement

of

Munson Crowd Group LLC

a Delaware limited liability company

October 28, 2025

THE INTERESTS REPRESENTED BY THIS COMPANY AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, NOR QUALIFIED UNDER APPLICABLE SECURITIES LAWS IN RELIANCE ON EXCEPTIONS THEREFROM. THESE INTERESTS ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND NOT WITH A VIEW TO DISTRIBUTION OR RESALE AND MAY NOT BE SOLD, MORTGAGED, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT FOR SUCH INTERESTS UNDER THE SECURITIES ACT OF 1933, APPLICABLE REGULATIONS PROMULGATED PURSUANT THERETO, AND COMPLIANCE WITH ANY APPLICABLE STATE SECURITIES LAWS AND REGULATIONS UNLESS EXEMPT THEREFROM.

Company Agreement of
Munson Crowd Group LLC
Table of Contents

Company Agreement
of
Munson Crowd Group LLC
a Delaware limited liability company

THIS COMPANY AGREEMENT (the "Agreement"), effective October 28, 2025 (the "Effective Date"), is made and entered into by and among those Persons (i) executing the Member Counterpart Signature Page and Limited Power of Attorney, attached hereto as Exhibit A and incorporated herein by this reference, (ii) who are accepted by Litman Capital Management LLC, a Delaware limited liability company, as the manager of the Company (the "Manager"), and (iii) who by their signatures hereto hereby represent and agree to all of the terms and conditions set forth herein (each a "Member," and collectively, the "Members"). This Agreement sets forth the rights, duties, obligations, and responsibilities of the Members and the Manager with respect to the Company. The Members and the Manager hereby agree as follows:

Article 1. Formation of the Company

Section 1.1 Limited Liability Company

Munson Crowd Group LLC was formed as a Delaware limited liability company (the "Company") by executing and delivering the Certificate of Formation in accordance with the Delaware Limited Liability Company Act, as codified in the Delaware Code, Title 6, Chapter 18 (the "DLLCA"), and the rights and liabilities of the Members shall be as provided in the DLLCA except as may be modified in this Agreement.

Section 1.2 Name of the Company

The name of the Company is Munson Crowd Group LLC. The Manager, in its sole discretion, may change the name of the Company or operate the Company under different names.

Section 1.3 Purpose and Scope of the Company

The Company was formed to engage in any lawful activities, as may be determined in the sole and absolute discretion of the Manager.

Section 1.4 Principal Office of the Company and Location of Records

The street address of the principal office in the United States where the records of the Company are to be maintained is:

Munson Crowd Group LLC
409 Joyce Kilmer Ave, Suite 310
New Brunswick, NJ 08901

or such other place or places as the Manager may determine. The records maintained by the Company are to include all the records that the Company is required by law to maintain. The Company shall likewise maintain a records office in any jurisdiction that requires a records office, and the Company shall maintain at each such records office all records that the jurisdiction of its location shall require.

Section 1.5 Registered Agent and Registered Office

The name of the initial registered agent and initial registered office of the Company is as listed in the Company's Certificate of Formation.

Section 1.6 Purpose of Transfer Restrictions

Any unauthorized Transfer of a Member's Membership Interest could create a substantial hardship to the Company, jeopardize its capital base, and adversely affect its tax structure. There are, therefore, certain restrictions, as expressed in this Agreement, that attach to and affect both ownership of the Units and the Transfer of those Membership Interest. Those restrictions upon ownership and Transfer are not intended as a penalty, but as a method to protect and preserve existing relationships based upon trust and to protect the Company's capital and its financial ability to continue to operate.

Section 1.7 Term of the Company

The term of the Company shall commence on the Formation Date and shall last in perpetuity or exist until such time as the winding up and liquidation of the Company and its business is completed, following a liquidating event, as provided herein.

Section 1.8 Tax Classification as a Partnership

The Manager shall take any and all steps reasonably necessary to classify the Company as a partnership for tax purposes under the Internal Revenue Code and Regulations, in particular Internal Revenue Code § 7701 et. seq., and the "Check the Box" regulations effective January 1, 1997, as amended from time to time. In this regard, the Manager shall, if appropriate, file IRS Form 8832, Choice of Entity, as well as any forms necessary or appropriate to classify the Company as a partnership under the laws of any jurisdiction in which the Company transacts business. Any such action shall not require the vote or consent of the Members. Notwithstanding any of the foregoing, the Partnership Representative may not take any action contemplated by § 6221 through § 6241 of the Internal Revenue Code without the approval of the Manager.

The Manager shall have the sole discretion to file, execute, and otherwise cause the completion of any and all instruments necessary to appoint or replace the partnership representative ("Partnership Representative") pursuant to Internal Revenue Code § 6223 as amended by the Bipartisan Budget Act of 2015.

The Company shall bear the legal and accounting costs associated with any contested or uncontested proceeding by the Internal Revenue Service (the "IRS") with respect to the Company's tax returns.

Article 2. Definitions

Section 2.1 Defined Terms

For purposes of this Agreement, the following words and phrases shall be defined as follows:

a. Additional Capital Contribution. Additional Capital Contribution means the total cash and other consideration contributed to the Company by each Member other than the initial Capital Contribution.

b. Additional Member(s). Additional Member(s) means a Member admitted to the Company in accordance with Article 11 hereof, after the date of this Agreement.

c. Adjusted EBITDA. Adjusted EBITDA means, for any period, the Company's consolidated net income determined in accordance with GAAP, before deduction for, or plus the following (without duplication):

i. Interest expense, net of interest income;

ii. axes, including federal, state, local, and foreign income taxes;

iii. Depreciation and amortization;

iv. Non-cash charges, including stock-based compensation, non-cash lease expense, non-cash impairment charges, and unrealized foreign exchange gains or losses;

v. Extraordinary, unusual, or non-recurring gains or losses, including (a) restructuring charges, (b) severance, (c) transition and integration costs related to acquisitions, (d) casualty losses, and (e) litigation settlements or judgments not in the ordinary course of business;

vi. Transaction-related expenses, including legal, accounting, consulting, financing, and diligence fees incurred in connection with acquisitions, divestitures, equity or debt financings, or similar transactions;

vii. Changes in accounting principles or other non-operating adjustments required solely by GAAP; and

viii. Any other adjustments mutually agreed upon in writing by the Parties for purposes of calculating Adjusted EBITDA.

Adjusted EBITDA shall exclude (i) any cash expenditures that represent actual cash outflows in the period (unless otherwise expressly included above), and (ii) any gains, income, expenses, or losses not reasonably related to the ongoing operations of the Company.

d. Affiliate(s). Affiliate(s) of a Member or Manager shall mean any Person, directly or indirectly, through one or more intermediaries, controlling, controlled by, or under common control with a Member or Manager, as applicable. The term "control," as used in the immediately preceding sentence, shall mean with respect to a corporation or limited liability company the right to exercise, directly or indirectly, more than fifty percent (>50%) of the voting rights attributable to the controlled corporation or limited liability company, and, with respect to any individual, partnership, trust, other entity or association, the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of the controlled entity.

e. Agreement. Agreement means this Company Agreement as originally executed and as amended from time to time.

f. Assignee. Assignee means the recipient of one or more Units pursuant to a Transfer and with the rights set forth in Section 11.2.

g. Bankrupt Member. Bankrupt Member shall have the meaning as described in Section 11.8(b).

h. Capital Account. Capital Account shall mean the account established and maintained for each Member as provided in Section 3.4 and as provided in Regulation § 1.704-1(b)(2)(iv), as amended from time to time.

i. Capital Contribution. Capital Contribution means the total cash and other consideration contributed and agreed to be contributed to the Company by each Member. Any reference in this Agreement to the Capital Contribution of a current Member shall include any Capital Contribution previously made by any prior Member with respect to that Member's Membership Interest.

j. Capital Transaction. Capital Transaction shall mean the sale or refinancing of Company assets.

k. Certificate of Formation. Certificate of Formation means the document filed with the Secretary of State to officially create the Company pursuant to the DLLCA.

l. Class A Member(s). Class A Member(s) means Members who hold Class A Units.

m. Class A Unit. Class A Unit means a Unit that is held by a Class A Member.

n. Class B Member(s). Class B Member(s) means Members who hold Class B Units.

o. Class B Unit. Class B Unit means a Unit that is held by a Class B Member.

p. Company. Company has the meaning ascribed in Section 1.1.

q. Company Assets. Company Assets means all assets owned by the Company and any property, real or personal, tangible or intangible, otherwise acquired by the Company.

r. Confidential Information. Confidential Information means information of Company that is confidential, non-public, proprietary, and/or generally not known to the public, which may include, but is not limited to, any and all information relating to Company's services, technology, business and financial affairs, operations, client lists, pricing, methods, strategies, formulas, know-how, product formulations, concepts, techniques, processes, designs, secrets, methods, history, future planning, point-of-sale data, cost data, computer programs, software, scientific or technical know-how, marketing and other business information, and any and all vendor and customer information, whether such information be tangible, intangible, intellectual, or otherwise. Confidential Information shall encompass all the foregoing information whether disclosed in writing, orally, or by other means, regardless of whether the source of such information is an employee, affiliate, or third-party contractor who is working with or otherwise associated with Company.

s. Disability. Disability means a Member is unable, due to physical or mental illness, injury, or incapacity, to substantially perform the duties and obligations required of such Member under this Agreement or in connection with the business of the Company for a continuous period of ninety (90) days, as determined in good faith in the sole discretion of the Manager. The determination of Disability shall be conclusive for purposes of this Agreement and may trigger provisions relating to buyout, management succession, or withdrawal of the affected Member.

t. Distributable Cash. Distributable Cash means all cash of the Company derived from operations and capital transactions, less the following items: (i) payment of all fees, costs, indebtedness, and expenses of the Company, (ii) any required tax withholdings, and (iii) reserves for future expenses related to the Company's operations, as established in the reasonable discretion of the Manager.

u. Dispute. Dispute shall have the meaning as described in Section 10.1.

v. Effective Date. Effective Date shall mean October 28, 2025.

w. Enterprise Value. Enterprise Value shall mean the product of the Adjusted EBITDA of the Company multiplied by four (4).

x. Equity Value. Equity Value shall mean the sum of the Enterprise Value and cash & cash equivalents of the Company less the total debt of the Company.

y. Fair Market Value. With regards to a Membership Interest, the Fair Market Value shall be the amount that would be distributable to the Member holding such interest in the event that the assets of the Company were sold for cash and the proceeds, net of liabilities, were distributed to the holders of all Membership Interest pursuant to this Agreement. In the event that the Fair Market Value of a Membership Interest is to be determined under this Agreement, the Manager shall select a qualified independent appraiser to make such determination and shall make the books and records available to the appraiser for such purpose.

z. Formation Date. Formation Date shall mean the date of filing of the Certificate of Formation of the Company.

aa. Good Cause. Good cause shall have the meaning as described in Section 6.5.

bb. Gross Asset Value. Gross Asset Value means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

i. The Gross Asset Values of Company Assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Internal Revenue Code § 734(b) or Internal Revenue Code § 743(b), but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Regulations § 1.704-1(b)(2)(iv)(m) and this Agreement; provided, however, that Gross Asset Values shall not be adjusted pursuant to this Paragraph to the extent the Manager determines that an adjustment is unnecessary or inappropriate in connection with a transaction that would otherwise result in an adjustment. If the Gross Asset Value of an asset has been determined or adjusted pursuant to this Agreement, such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Profits and Losses.

cc. Immediate Family. Immediate Family means any Member's spouse (other than a spouse who is legally separated from the Person under a decree of divorce or separate maintenance), parents, parents-in-law, descendants (including descendants by adoption), brothers, sisters, brothers-in-law, sisters-in-law, children-in-law, and grandchildren-in-law.

dd. Indemnified Party. Indemnified Party shall have the meaning as described in Section 13.1.

ee. Internal Revenue Code. References to the Internal Revenue Code or to its provisions are to the Internal Revenue Code of 1986, as amended from time to time, and the corresponding Regulations, if any. References to the Regulations are to the Regulations under the Internal Revenue Code in effect from time to time. If a particular provision of the Internal Revenue Code is renumbered, or the Internal Revenue Code is superseded by a subsequent federal tax law, any reference is deemed to be made to the renumbered provision or to the corresponding provision of the subsequent law, unless to do so would clearly be contrary to the Company's intent as expressed in this Agreement. The same rule shall apply to references to the Regulations.

ff. IRR. IRR means internal rate of return calculated using the XIRR function of Microsoft Excel, or an equivalent program.

gg. IRS. IRS means the Internal Revenue Service.

hh. Liabilities. Liabilities shall have the meaning as described in Section 13.1.

ii. Manager(s). Manager(s) means a Person that manages the business and affairs of the Company, as provided herein. The initial Manager of the Company is Litman Capital Management LLC, a Delaware limited liability company.

jj. Member(s). Member(s) means a Person who acquires a Membership Interest, as permitted under this Agreement.

kk. Membership Interest. Membership Interest refers to a Member's right to vote on Company matters, receive information concerning the business and affairs of the Company, and to receive distributions pursuant to this Agreement. If only Class B Units are issued and outstanding, Membership Interest shall be calculated by dividing each Member's Units out of the total issued and outstanding Units held by Members. Otherwise, Membership Interest will be calculated by (i) dividing each Member's Class A Units out of the total Class A Units issued and outstanding held by Members and multiplying the quotient by eighty percent (80%), and (ii) dividing each Member's Class B Units out of the total Class B Units issued and outstanding held by Members and multiplying the quotient by twenty percent (20%). Class Membership Interest for each class shall be calculated by dividing the number of Units each Member holds in the class by the total issued and outstanding Units of the class.

ll. Notice. Notice shall have the meaning as described in Section 14.6(c).

mm. Partnership Representative. Partnership Representative shall have the meaning as described in Section 1.8.

nn. Person(s). Person(s) shall mean an individual, partnership, joint venture, corporation, limited liability company, trust or unincorporated organization, a government or any department, agency, or political subdivision thereof, or any other entity.

oo. Profits and Losses. Profits and Losses mean, for each fiscal year, an amount equal to the Company's taxable income or loss for such year, respectively, determined in accordance with Internal Revenue Code § 703(a) (for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Internal Revenue Code § 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

i. Any income of the Company that is exempt from federal income tax and not otherwise taken into account in computing Profits and Losses shall be added to such taxable income or loss;

ii. Any expenditures of the Company described in Internal Revenue Code § 705(a)(2)(B) or treated as Internal Revenue Code § 705(a)(2)(B) expenditures pursuant to Regulations § 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Profits and Losses shall be subtracted from such taxable income or loss;

iii. In the event the Gross Asset Value of any Profit is adjusted pursuant to this Agreement, the amount of such adjustment shall be taken into account as gain or loss from the disposition of such asset for purposes of computing Profits and Losses;

iv. Gain or loss resulting from any disposition of Company Assets with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Gross Asset Value of the property disposed of, notwithstanding that the adjusted tax basis of such property differs from its Gross Asset Value; and

v. Notwithstanding any other provision of this Agreement, any items which are specifically allocated pursuant to this Agreement shall not be taken into account in computing Profits and Losses.

pp. Redemption. Redemption shall have the meaning as described in Section 7.4.

qq. Redemption Notice. Redemption Notice shall have the meaning as described in Section 7.4.

rr. Redemption Plan. Redemption Plan shall have the meaning as described in Section 7.4.

ss. Regulations. Regulations mean the Treasury Regulations of the United States.

tt. Required Interest. Required Interest means the vote or consent of greater than fifty percent (>50%) of the Membership Interest of the Members entitled to vote.

uu. Reviewed Year. Reviewed Year refers to the taxable year to which an item being adjusted, or that requires adjustment, relates.

vv. Securities Act. Securities Act means the Securities Act of 1933, as amended from time to time.

ww. Transfer. Transfer means, as a noun, any voluntary or involuntary transfer, sale, pledge, hypothecation, or other disposition, and, as a verb, to transfer, sell, pledge, hypothecate, or otherwise dispose of voluntarily or involuntarily.

xx. Unit(s). Unit(s) means a unit of membership in the Company that is purchased by investors or otherwise issued to Persons, as decided in the sole discretion of the Manager and subject to this Agreement. Investors purchasing Units must be accepted as Members of the Company before becoming Unit holders in the Company.

yy. Unit Price. Unit Price shall have the meaning as described in Section 7.4.

zz. Unreturned Capital Contributions. Unreturned Capital Contributions means, regarding a Member, all capital contributed by such Member less any amounts returned to such Member from a Capital Transaction pursuant to Section 4.2(b).

Article 3. Capitalization of the Company

Section 3.1 Issuance of Units

Members' Units shall be issued in consideration for their Capital Contributions and other good and valuable consideration as decided by the Manager. Units shall be divided among Class A Units and Class B Units. The Company is authorized to issue an unlimited number of Units. Un-issued Units may not be voted for any action and shall not be allocated any Distributable Cash, Profits, or Losses. Units issued shall be set forth in List of Members in Exhibit B, and the Manager shall update Exhibit B periodically to reflect the admission or withdrawal or departure of Members. The Manager may amend this Agreement at any time to provide for the issuance and creation of additional classes of Units without the vote or consent of the Members. Issued Units shall be set forth in List of Members in Exhibit B, and the Manager shall update Exhibit B periodically to reflect the admission or withdrawal of Members.

Section 3.2 Capital Contribution Obligations

A Member or prospective member's promise to make a Capital Contribution to the Company is enforceable if in writing and signed by the Person making the promise and shall be enforceable against the Member's

heirs, legal representatives, or successors without regard to death, disability, or other changed circumstances of the Member. A prospective member whose subscription documents have been accepted and approved by the Manager shall not be deemed admitted as a Member unless such investor's Capital Contribution is received by the Company.

Section 3.3 Additional Capital Contributions

The Company shall not require Additional Capital Contributions of the Members.

Section 3.4 Capital Accounts

A separate Capital Account shall be maintained for each Member in accordance with the applicable provisions of the Regulations.

Each Member's Capital Account shall be credited with such Member's Capital Contributions, such Member's share of Profits allocated to such Member in accordance with the provisions of this Agreement, any items in the nature of income or gain that are specifically allocated, and the amount of any Company liabilities that are assumed by such Member or that are secured by any Company Assets distributed to such Member.

Each Member's Capital Account shall be debited by the amount of cash distributed to such Member in accordance with this Agreement, the value of the Member's allocated share of Losses, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of deductions or depreciation that are specifically allocated.

The Manager shall maintain a correct record of all the Members and their Units, together with amended and revised schedules of ownership caused by changes in the Members and changes in Units.

Section 3.5 Loans

From time to time, the Manager may, but is not required, to loan its own funds or defer payment of its fees or reimbursement of its out-of-pocket expenses as an advance (an "Advance"). Alternatively, any Member may, with the prior approval of the Manager, by itself or in combination with other Members, make optional loans to the Company or advance money on its behalf to cover operating deficits or capital needs of the Company. Subject to any state or federal usury limitation or other applicable law or regulation, such loans or Advances shall bear simple, non-compounding interest at an interest rate of twelve percent (12%) per annum or less, as agreed by the Manager, and shall be payable in accordance with terms agreeable to the lending Members. Subject to all other outstanding debts of the Company that are encumbered by Company Assets, and subject to applicable restrictions under any existing loan agreements, any such loans or Advances shall be secured by applicable Company Assets. Payments on any such loans or Advances made by the Company shall be first applied to any interest due on any loan or Advance with the balance to be credited against the outstanding principal balance of the loan or Advance. Advances by the Manager and loans by any Member to the Company shall not be considered contributions of capital to the Company, shall not increase the Capital Account of the lending Member, and repayment of such loans shall not be deemed a return of capital to the lending Member

Article 4. Distributions and Allocations

Section 4.1 Timing of Distributions

Prior to the Company's liquidation, Distributable Cash will be distributed as determined in the Manager's sole discretion.

Section 4.2 Cash Distributions

Distributable Cash will come from two sources: Company operations and Capital Transactions. Each source has its own distribution terms as follows below. Distributions shall be prorated for any Member who was not a Member of the Company for the entire period for which a distribution is made. Distributable Cash shall be distributed as follows:

a. Distributable Cash from operational cash flow will be distributed as follows:

i. First, all Distributable Cash will be distributed to the Class A Members until they have received an IRR of ten percent (10%).

ii. Thereafter, any remaining Distributable Cash will be distributed eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members, ratably apportioned according to their Class A and Class B Membership Interest.

b. Distributable Cash from a Capital Transaction or from dissolution and liquidation of the Company will be distributed as follows:

i. First, the Class A Members will receive all Distributable Cash until they have received a return of all their Unreturned Capital Contributions.

ii. Second, all remaining Distributable Cash will be distributed to the Class A Members until they have received an IRR of ten percent (10%).

iii. Thereafter, any remaining Distributable Cash will be distributed eighty percent (80%) to Class A Members and twenty percent (20%) to Class B Members, ratably apportioned according to their Class A and Class B Membership Interest.

Section 4.3 Allocation of Profits and Losses

Except as otherwise provided in this Agreement, Profits and Losses (including individual items of profit, income, gain, loss, credit, deduction and expense) of the Company will be allocated among the Members in a manner such that the Capital Account balance of each Member, immediately after making that allocation, is, as nearly as possible, equal (proportionately) to the distributions that would be made to that Member pursuant to Section 12.4 of this Agreement if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their fair market value as reasonably determined by the Manager, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Fair Market Value of the assets securing that liability), and the net assets of the Company were distributed in accordance with Section 12.4 of this Agreement to the Members immediately after making that allocation, adjusted for applicable special allocations, computed immediately prior to the hypothetical sale of assets.

In the event that Members are issued Units on different dates, the Profits or Losses allocated to the Members for each fiscal year during which Members receive Units will be allocated among the Members in

accordance with Section 706 of the Code, using any convention permitted by law and selected by the Manager. For purposes of determining the Profits, Losses and individual items of income, gain, loss credit, deduction and expense allocable to any period, Profits, Losses and any other items will be determined on a daily, monthly, or other basis, as determined by the Manager using any method that is permissible under Section 706 of the Code and the Treasury Regulations. Except as otherwise provided in this Agreement, all individual items of Company income, gain, loss, and deduction will be divided among the Members in the same proportions as they share Profits and Losses for the fiscal year or other period in question, except as modified to give effect to the special allocations described in Section 4.4 below.

Allocation of Profits and Losses may be modified by subsequent agreement to conform to adjustments made to the Membership Interest because of loans to the Company converted to contributions to capital, any non-uniform distributions of cash, and any liquidating distributions.

Section 4.4 Special Allocations

a. Qualified Income Offset. If a Member, or applicable Assignee, unexpectedly receives any adjustments, allocations, or distributions described in Regulations §§ 1.704-1(b)(2)(ii)(d)(4)-(d)(6), items of Company income and gain shall be specially allocated to each such Person in an amount and manner sufficient to eliminate, to the extent required by the Regulations, any deficit in the Capital Account of such Person as quickly as possible, provided that an allocation pursuant to this Section shall be made only if and to the extent that such Person would have a negative Capital Account after all other allocations provided for in this Article 4 have been tentatively made as if this Section were not in the Agreement.

b. Section 704(c) Allocations. In accordance with Internal Revenue Code § 704(c) and the applicable Regulations issued pursuant to Internal Revenue Code § 704(c), income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members, or applicable Assignees, so as to take into account any variation between the adjusted basis of such property to the Company for federal income tax purposes and initial Gross Asset Value of such property. In the event the Gross Asset Value of any Company Asset is adjusted pursuant to this Agreement, subsequent allocations of income, gain, loss, and deduction with respect to such property shall take into account any variation between the adjusted basis of such property for federal income tax purposes and Gross Asset Value of such property in the same manner as under Internal Revenue Code § 704(c) and the Regulations. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purpose of this Agreement. Allocations made pursuant to this Section are solely for purposes of federal, state, and local taxes and shall not affect or in any way be taken into account in computing any Member's Capital Account or share of Profits, Losses, other items, or distributions pursuant to any provision of this Agreement.

c. Minimum Gain Chargeback. Notwithstanding anything to the contrary in this Agreement, Profits and Losses shall be allocated as though this Agreement contained (and therefore is hereby incorporated herein by reference) minimum gain chargeback and partner minimum gain chargeback provisions, which comply with the requirements of Regulations § 1.704-2. For purposes of applying the minimum gain chargeback, non-recourse deductions for any taxable year shall be specially allocated among the Members, or applicable Assignees, in the same proportions that Losses for any such year would be allocated under Section 4.3.

d. Allocations in Event of Re-characterization. If transactions between the Company and Members, or applicable Assignees, are re-characterized, imputed, or otherwise treated in a manner the effect of which is to increase or decrease the Profits or Losses of the Company, and correspondingly decrease or increase the taxable income, deduction, or loss of one or more Members or applicable Assignees, the allocations set

forth in this Article shall be adjusted to eliminate, to the greatest extent possible, the consequences of such re-characterization or imputation.

e. Other Allocations. The Manager shall make such other special allocations as are required in order to comply with any mandatory provision of the Regulations or to reflect a Member's or applicable Assignee's economic interest in the Company, determined with reference to such Person's right to receive distributions from the Company.

Section 4.5 Imputed Underpayments

a. Modifications of Imputed Underpayments. Other than as is otherwise expressly stated in this Agreement, the Manager may make any request for modifications of an "imputed underpayment" to the IRS, or cause the Partnership Representative or other Person to make any such request for any such modification, under the Internal Revenue Code as the Manager deems to be in the best interests of the Company, even if such an election has a negative effect on the Capital Account of one or more current or former Members.

b. Election in the Event of an Imputed Underpayment. In the event that the IRS determines that there is one or more "imputed underpayments" for any taxable year, then the Partnership Representative is hereby expressly authorized and directed to make an election under § 6226 under the Internal Revenue Code as set forth in the rules released on January 2, 2018, or their successors or replacements, without the vote or consent of the Members, within forty-five (45) days of the date the respective final partnership adjustment is mailed to the Company. In the event that the Partnership Representative chooses to make such an election, each Member's share of the adjustment shall be calculated as follows:

i. For an adjustment that involves the allocation of an item to a specific Member or former Member or in a specific manner, including a reallocation of an item, each Member's or former Member's share of the adjustment, and any amounts attributable to such adjustment, shall be the total amount of the item that should have been allocated in the Reviewed Year; and

ii. For all other adjustments, the total adjustment, and any amounts attributable to such adjustment, shall be allocated as such items should have been allocated as described in Section 4.3 above, and any other applicable provisions of this Agreement, in the Reviewed Year.

Article 5. Management of the Company

Section 5.1 General Authority of the Manager

Subject to the specific rights given the Members in this Agreement, all decisions respecting any matter affecting or arising out of the conduct of the business of the Company shall be made by the Manager, who shall have the exclusive right and full authority to manage, conduct, and operate the Company's business.

The Manager shall direct, manage, and control the Company to the best of its ability and shall have full and complete authority, power, and discretion to make any and all decisions and to do any and all things that such Manager may deem to be reasonably required to accomplish the purpose of the Company. However, the Manager shall not have the authority to take any action requiring the approval of the Members as set forth in Section 7.7.

The Manager shall manage and administer the Company according to this Agreement and shall perform all duties prescribed for a manager by the DLLCA.

Section 5.2 Actions of the Manager

Unless otherwise set forth in this Agreement, if there is more than one Manager, any Manager may act independently on behalf of the Company, or with regard to the administration of the Company, without the joinder of any other Manager, and any authority granted to the Manager under this Agreement or by the DLLCA may be duly exercised by any single Manager.

Section 5.3 Authority to Make or Terminate Tax Elections

The Manager may, but shall not be required to, cause the Company to make or terminate any elections applicable to the Company for federal and state income tax purposes, as the Manager deems to be in the best interests of the Members and the Company, without prior Notice to any Member. Such elections shall include, but are not limited to, an optional adjustment to basis election under § 754 of the Internal Revenue Code relating to distributions of Company Assets in a manner provided for in § 734 of the Internal Revenue Code and, in the case of a Transfer of a Unit, in a manner provided for in § 743 of the Internal Revenue Code.

Upon the addition of any new Manager, or a change in the ownership of or Persons having management authority over an existing Manager, exercising the § 754 election under the Internal Revenue Code shall require the unanimous consent of all the Members entitled to vote.

Section 5.4 Authorization to Execute Certain Instruments

With respect to all of their obligations, powers, and responsibilities under this Agreement, the Manager is authorized to execute and deliver, for and on behalf of the Company, such notes and other evidence of indebtedness, contracts, agreements, assignments, deeds, leases, loan agreements, mortgages, and other security instruments and agreements in such form, and on such terms and conditions, as the Manager in its sole discretion deems proper.

Section 5.5 Delegation to Agent

The Manager may delegate or proxy to any agent the power to exercise any or all powers granted such Manager as provided in this Agreement, including those that are discretionary, if allowed by law. The delegating Manager may terminate any delegation at any time. The delegation of any such power, as well as the revocation of any such delegation, shall be evidenced by an instrument in writing executed by the delegating Manager.

Section 5.6 Officers

The Manager is authorized to appoint one or more officers from time to time and to delegate authority thereto. The officers shall hold office until their successors are chosen and qualified. Subject to any employment agreement entered into between the officer and the Company, an officer shall serve at the pleasure of the Manager.

Section 5.7 Specific Powers of the Manager

Without limiting the authority set forth in Section 5.1, the Manager shall have power and authority on behalf of the Company to:

a. Create classes of Units, issue Units, determine consideration for Units, amend this Agreement to create additional classes of Units, and terminate classes of Units which have no issued and outstanding Units in accordance with this Agreement;

b. Purchase Company Assets in the name of the Company and sell Company Assets;

c. Borrow money on behalf of the Company from banks, investors, Members, other lenders, or Affiliates thereof on such terms as the Manager may deem appropriate, and to hypothecate, encumber, and grant security interests in Company Assets for the sole purpose of securing repayment of such borrowed sums. No debt or other obligation shall be contracted, or liability incurred, by or on behalf of the Company except by the Manager, and in no event shall any debt call for the individual guarantee of any Member unless otherwise agreed upon in writing by such Member;

d. Execute on behalf of the Company all instruments and documents, including, without limitation: checks; drafts; loan agreements, notes, and other negotiable instruments; guarantee agreements; mortgages or deeds of trust; security agreements; financing statements; joint-ownership agreements, if any, relating to the management of the Company Assets; documents providing for the acquisition, financing, refinancing, or disposition of the Company Assets; assignments; bills of sale; leases; and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company, including the Company Assets;

e. Amend this Agreement pursuant to Section 14.3;

f. Adopt a Redemption Plan in accordance with Section 7.4;

g. Purchase liability and other insurance to protect the Company Assets;

h. Open financial accounts in the name of the Company;

i. Disburse Distributable Cash, invest Capital Contributions, and pay fees and expenses as set forth in this Agreement;

j. Employ, contract with, and/or dismiss agents, employees, contractors, brokers, accountants, legal counsel, managing agents, or other Persons to perform services for the Company and to compensate such Persons from Company funds;

k. Institute, prosecute, defend, settle, compromise, and dismiss actions or proceedings brought by, on behalf of, or against the Company;

l. Bind any subsidiaries of the Company of which it has management authority over; and

m. Do and perform all other acts as may be necessary or appropriate to conduct the Company's business.

Section 5.8 Fiduciary Duties Waived

The DLLCA contains certain provisions that imposes fiduciary duties on a limited liability company's manager (including the duties of loyalty and care) but allow the Company to limit or eliminate these duties by mutual agreement of the Members. The Members hereby agree that, to fullest extent permitted by law, the Manager shall not have any fiduciary duty to the Company, the Members, or any other Person, including any fiduciary duty associated with self-dealing or corporate opportunities, except to the extent that any act

or omission of the Manager constitutes bad faith or violates the implied covenant of good faith and fair dealing.

Article 6. The Manager

Section 6.1 The Manager

The Manager shall manage and administer Company Assets and perform all other duties prescribed for a manager by the DLLCA. The Company must have at all times at least one Manager. No other Person shall have any right or authority to act for or bind the Company except as permitted in this Agreement or as required by law. The Manager shall have no personal liability for the obligations of the Company.

Section 6.2 Extent and Scope of Services

During the existence of the Company, the Manager shall devote such time and effort to the Company's business as the Manager, in its sole discretion, determines to be necessary to promote adequately the interest of the Company and the mutual interest of the Members.

It is specifically understood and agreed that the Manager and its Affiliates shall not be required to devote full time to the Company's business.

The Manager and any of the Manager's Affiliates may engage in and possess interests in other business ventures of any and every type or description, independently or with others. Neither the Company nor any Member shall have any right, title, or interest in or to such independent ventures of the Manager. The Manager and the Manager's Affiliates may compete with the Company through any such independent venture, without liability to the Company for so doing.

Notwithstanding any fiduciary duty owed by the Manager to the Company or the Members, the Manager is under no obligation to present any investment opportunity to the Company, even if such opportunity is of a character that, if presented to the Company, could be taken by the Company for its own account.

Section 6.3 Employment of Professionals

The Company may employ such brokers, agents, accountants, attorneys, and other advisors as the Manager may determine to be appropriate for the Company's business. The Company may employ Affiliated or unaffiliated service providers as necessary or convenient to facilitate the operations of the Company. Alternatively, the Manager may elect to provide such services to the Company using its own in-house personnel. Any such services provided by the Manager, or its Affiliates, will be compensated for at reasonable commercial rates.

Section 6.4 Voluntary Withdrawal of a Manager

A Manager of the Company may resign at any time by giving written Notice to all of the Members of the Company; however, this may require approval of a lender if the loan was conditioned on the qualifications of said Manager. The resignation of a Manager shall take effect ninety (90) days after receipt of Notice thereof or at such other time as shall be specified in such Notice or otherwise agreed between the Manager and Members. The acceptance of such resignation shall not be necessary to make it effective.

Section 6.5 Removal of a Manager

A Manager may be removed for Good Cause by Members holding seventy-five percent (75%) of the voting Membership Interest (excluding those of the Manager or any Members who are Affiliates of the Manager). For purposes of the foregoing, "Good Cause" means that the Manager conducted itself on behalf of the Company in a manner that (i) constitutes gross negligence or willful misconduct, and (ii) has a material, adverse effect on the Company. In the event the Members vote to remove a Manager for Good Cause, the Manager shall have the right to submit the question of whether sufficient grounds for removal exist to binding arbitration to be conducted as further described in the Agreement.

If a Manager is removed for Good Cause, its rights to any Units it holds will be unaffected including its right to vote and receive Distributable Cash pursuant to Section 4 above. No Member, including the Manager, if applicable, will have any special right to withdraw upon a removal of a Manager.

In the event that a Manager or its principal is a guarantor for any loan on behalf of the Company, applicable lenders' consent shall be required prior to any act to remove the Manager.

Section 6.6 Effect of Resignation or Removal on Manager Compensation

The amount of compensation a Manager of the Company has accrued pursuant to Section 6.8 will be unaffected by a Manager's removal or resignation. All compensation which accrues after a Manager's removal or resignation will be reallocated to the remaining and/or replacement Manager(s).

Section 6.7 Additional Managers

At any time, the Manager, in its sole discretion, may designate any Person (regardless of whether a Member) a Manager. If all of the Managers withdraw, are removed, or otherwise cannot serve as Managers for any reason, a majority of voting Membership Interest shall, within ninety (90) days after the date the last remaining Manager has ceased to serve, designate one or more new Managers effective as of the date of such withdrawal, removal, or inability to serve. Any Person becoming a Manager will automatically have the rights, authorities, duties, and obligations of a Manager under the Agreement.

Section 6.8 Management Compensation and Fees

The Manager will not receive a salary for its services as a manager of the Company, unless otherwise approved by the Members, but it or its Affiliates may receive a salary for other services provided to the Company. In addition, the Manager, its Affiliates, and third parties may receive the following fees and reimbursements payable from Capital Contributions made to the Company and revenues from the Company Assets. In addition, the Company may approve additional fees for the Manager by a vote or the written consent of a Required Interest of the Class A and Class B Members. Any fee or reimbursement provided for under this Section 6.8 shall be subordinate to any payments required on any loan secured by Company Assets. Any of the following fees may be deferred, reduced, assigned, or waived by the Manager, in its discretion.

a. <u>Management Fee</u>: The Manager, its Affiliates, or its designated assigns will earn an management fee of five and one-half percent (5.50%) of all gross sales generated by it and its subsidiaries. The fee is payable monthly in arrears.

b. <u>Reimbursement of Expenses; Fees for Professional Services</u>: The Manager or its Affiliates will receive reimbursement of reasonable expenses paid or incurred by the Manager or its Affiliates in connection with the Company's operations, including any legal, financial and tax reporting, and accounting

costs, which may be paid from Capital Contributions, operating revenue, or reserves. The Manager may also reimburse Members of the Company for such expenses incurred by them in connection with the Company's operations, as decided in the Manager's sole discretion. In addition, the Manager or its Affiliates will be reimbursed the fair value for provision of services to the Company at reasonable commercial rates on either an hourly or per-service basis, as permitted by Section 6.3.

Article 7. The Members

Section 7.1 Member Identification

All Members of the Company and their Units shall be listed on Exhibit B, which is incorporated and made a part hereof. The Manager shall update Exhibit B from time to time as necessary to accurately reflect the information contained therein.

Section 7.2 Limited Liability of Members

No Member shall be required to make any contribution to the capital of the Company for the payment of any Losses or for any other purposes; nor shall any Member be responsible or obligated to any third party for any debts or liabilities of the Company in excess of the sum of that Member's total Capital Contribution and share of any undistributed Profits of the Company.

Section 7.3 No Right to Participate in Management

No Member, other than a Manager who is additionally a Member, may participate in the management and operation of the Company's business or its investment activities or bind the Company to any obligation or liability whatsoever.

Section 7.4 Limited Right to Withdraw for a Member; Redemption

a. Withdrawal. No Member shall have the right to withdraw from the Company or to receive a return of any of its contributions to the Company until the Company is terminated and its affairs wound up, according to the Act and the Agreement, unless otherwise approved by the Manager in conformity with this Section.

b. Redemption.

i. Notice. In the discretion of the Manager, the Company may purchase some, or all of a Member's Class A Units (a "Redemption") upon providing five (5) days written Notice to the Member (the "Redemption Notice") . The effective date for a Redemption shall be the date of such Notice (the "Effective Date").

ii. Terms. The Company may, in the Manager's discretion, exercise partial Redemptions, or complete Redemptions of a Member's Class A Units. Redemptions may be made pro rata among the Class A Members, or the Company may elect to only redeem the Units of one or more Members. The Company may hold reserves for the purchase of effectuating Redemptions. The Company is not required to make a Redemption and a Member may not request a Redemption unless otherwise authorized by this Agreement.

iii. Unit Price. The price for the Units being redeemed in a Redemption will be the greater of (i) an amount such that the Member receives a return of any Unreturned Capital Contributions and a minimum ten percent (10%) IRR attributable to the Units being redeemed, and (ii) the Equity Value per Unit (the "Unit Price").

iv. Completion. Upon the payment of the Unit Price for any Redemptions by the Company, the Units subject to the Redemption shall terminated as of the Effective Date. The Manager shall amend Company records, including Exhibit B of this Agreement, to reflect each Member's adjusted Membership Interest and number of Units as appropriate, at the completion of the Redemptions. Subsequent to the completion of the Redemptions, all Members will retain the right to vote, based on their newly calculated Membership Interest and will receive distributions, if any, based on their newly calculated Membership Interest. If all a Member's Units are transferred or terminated in a completed Redemption, the Member shall cease being a Member of the Company.

v. Alternative Redemption Plan. Notwithstanding the forgoing, the Company may, in the sole discretion of the Manager, and to the fullest extent permitted by applicable laws and regulations, establish a redemption plan ("Redemption Plan") through written resolution of the Manager, pursuant to which a Member may request that the Company redeem all or any portion of their Units at time and on terms other than those outlined above, subject to the terms, conditions and restrictions of the Redemption Plan. In its sole discretion, and to the fullest extent permitted by applicable laws and regulations, the Manager may set the terms, conditions and restrictions of any Redemption Plan and may amend, suspend, or terminate any such Redemption Plan at any time for any reason. The Manager may also, in its sole discretion and to the fullest extent permitted by applicable laws and regulations, decline any particular redemption request made pursuant to a Redemption Plan for any reason.

Section 7.5 Breach of this Agreement

A Member will breach this Agreement if the Member:

a. Attempts to withdraw from the Company, other than as permitted herein;

b. Interferes in the management of the Company's affairs;

c. Engages in conduct which results in the Company losing its tax status as a partnership;

d. Breaches any confidentiality provisions of this Agreement,

e. Fails to discharge a legal duty to the Company,

f. Fails to make any required Capital Contributions or additional funding obligation when due,

g. Engages in fraud, willful misconduct, or criminal activity that materially adversely affects the Company or its reputation,

h. Transfers, assigns, or encumbers any interest in the Company in violation of this Agreement, or

i. Any other material breach of this Agreement.

A Member who is in breach of this Agreement shall be liable to the Company for damages caused by the breach, and the Company may offset for the damages against any distributions or return of capital otherwise payable to the Member. In addition, the Company may pursue equitable relief, expulsion of the breaching Member, or other remedies available under applicable law.

Section 7.6 No Right to Cause Dissolution

No Member shall have the right or power to cause the dissolution and winding up of the Company by court decree or otherwise.

Section 7.7 Voting

No Member shall have the right to vote on Company actions except as described in this Section. Class A Members are only entitled to vote or provide consent on the removal of a Manager and the appointment of a replacement Manager, if a Manager is removed. Any other action described below requiring the vote or consent of the Members shall only require the vote or consent of the Class B Members. The Members' vote or consent of not less than a Required Interest shall be required to cause the Company to do anything set forth in this Section, except as otherwise set forth in this Agreement.

The Members shall have the right to vote on the following matters:

a. The removal of a Manager, as set forth in Section 6.5, or appointment of an additional Manager, as set forth in Section 6.7;

b. Amendment of the Agreement, other than as described in Section 14.3;

c. Expulsion of a Member as set forth in Section 7.8;

d. Merger or sale of the Company where the Company is not the surviving entity; and

e. Such other matters as are required by this Agreement or the DLLCA.

Section 7.8 Expulsion of a Member

A Member may be expelled from the Company by a seventy-five percent (75%) vote of all other Membership Interest held by Members entitled to vote (not including the Member to be expelled) if that Member (a) has willfully violated any provision of this Agreement; which breach is not cured within ten (10) days from notice by the Company or incapable of being cured, (b) committed fraud, theft, or gross negligence against the Company or one or more Members of the Company, or (c) engaged in wrongful conduct that adversely and materially affects the business or operation of the Company. Upon an affirmative vote to expel, such Member shall be immediately expelled as a Member and deemed an Assignee pursuant to Article 11. For one hundred eighty (180) days following the vote to expel, the Company shall have the option, upon a subsequent vote of seventy-five percent (75%) of all remaining Membership Interest held by Members entitled to vote, to purchase the interests of the former Member at Fair Market Value, as determined by a qualified appraiser chosen by the Manager. The determination of Fair Market Value made by such appraiser shall be final, conclusive, and binding on the Company, all Members, and all Assignees of a Membership Interest. The fees and expenses of such appraiser shall be shared equally by the purchaser and seller of the Membership Interest.

Article 8. Meetings and Notice

Section 8.1 Annual Meetings

No annual meeting of the Manager or the Members is required.

Section 8.2 Special Meetings

Special meetings of the Members or Manager may be called by the Manager or by Members holding at least ten percent (10%) of the Membership Interest entitled to vote. Special meetings of the Members or Manager shall be called upon delivery to the Members and Manager of a Notice of a special meeting given in accordance with Section 8.3.

Section 8.3 Notice of Meetings

At least ten (10), but no more than sixty (60), days before the date of a meeting, the Company shall deliver a Notice stating the date, time, and place of any meeting of the Members or Manager, and a description of the purposes for which the meeting is called, to each Manager and each Member entitled to vote at the meeting, at such address as appears in the records of the Company.

Section 8.4 Waiver of Meeting Notice

A Member or Manager may waive notice of any meeting, before or after the date and time of the meeting as stated in the Notice, by delivering a signed waiver to the Company for inclusion in the minutes. A Member's or Manager's attendance at any meeting, in person or by proxy, waives objection to lack of notice or defective notice of the meeting, unless the Member or Manager, at the beginning of the meeting, objects to holding the meeting or transacting business at the meeting. A Member or Manager waives objection to consideration of a particular matter at the meeting that is not within the purposes described in the meeting Notice, unless the Member or Manager objects to considering the matter when it is presented.

Section 8.5 Voting by Proxy

A Member or Manager may appoint a proxy to vote or otherwise act for such Member or Manager pursuant to a written appointment executed by the Member or Manager or such Persons duly authorized as attorney-in-fact. An appointment of a proxy is effective when received by the secretary or other officer or agent of the Company authorized to tabulate votes. The general proxy of a fiduciary is given the same effect as the general proxy of any other Member or Manager. A proxy appointment is valid for an unlimited term unless otherwise expressly stated in the appointment form or unless such authorization is revoked by the Member or Manager who issued the proxy.

Section 8.6 Action by Consent

Any action required or permitted to be taken at a meeting of the Members or Manager may be taken without a meeting if the action is taken by Members holding sufficient voting Units, or Manager with sufficient authority, to vote on the action. The action must be evidenced by one or more written consents describing the action taken, which consents, in the aggregate, are signed by sufficient Membership Interest entitled to vote on the action and delivered to the Company for inclusion in the minutes.

Section 8.7 Quorum

A quorum for a meeting of the Members shall be the Members holding at least a majority in interest of the Membership Interest entitled vote.

Section 8.8 Presence

Any or all the Members or the Manager may participate in any meeting of the Members by, or through the use of, any means of communication by which all the Members and Manager participating may

simultaneously hear each other during the meeting. A Member or Manager so participating is deemed to be present in person at the meeting.

Section 8.9 Conduct of Meetings

At any meeting of the Members or Manager, the Manager shall preside at the meeting and shall appoint a Person to act as secretary of the meeting. The secretary of the meeting shall prepare minutes of the meeting, which shall be placed in the minute books of the Company.

Article 9. Books, Records and Bank Accounts

Section 9.1 Books and Records

The Manager shall keep books of account with respect to the operation of the Company. Such books shall be maintained at the principal office of the Company, or at such other place as the Manager may determine.

Section 9.2 Access to Information

Subject to the provisions of this Section, each Member (and/or its designee) may examine and audit the Company's books, records, accounts, and assets at the principal office of the Company, or such other place as the Manager may specify, during usual business hours, subject to such reasonable restrictions as may be imposed by the Manager. All expenses attributable to any such examination or audit shall be borne by such Member.

An Assignee has no right to information regarding the Company. Though Assignees are not entitled to information, if they have or acquire information, they are subject to the confidentiality provisions of this Article, as those provisions apply to the Members.

Section 9.3 Confidential Information

The Members acknowledge that they may receive information regarding the Company in the form of trade secrets or other information that is confidential, the release of which may be damaging to the Company or to Persons with whom it does business.

Each Member shall hold in strict confidence any Confidential Information it receives regarding the Company that is identified as being, or reasonably understood to be, confidential and may not disclose it to any Person other than another Member, except for disclosures:

a. compelled by law, but the Member must notify the Manager promptly of any request for that information before disclosing it, if practicable, to allow the Manager the opportunity to seek a protective order from a court of competent jurisdiction;

b. to advisers or representatives of the Member, but only if they have also agreed to be bound by the provisions of this Section; and

c. of information that the Member has received from a source independent of the Company, which the Member reasonably believes it obtained without breach of any obligation of confidentiality.

Section 9.4 Accounting Basis and Fiscal Year

A. Accounting. The books of account of the Company shall be kept using appropriate accounting methods, as determined by the Manager. For financial reporting and internal accounting purposes, the

Company shall maintain its books and records using a 4-4-5 accounting calendar, consisting of twelve (12) accounting periods per fiscal year, with each quarter comprised of two (2) four-week periods followed by one (1) five-week period, and including a fifty-third (53rd) week when necessary to realign the calendar. The Company may adopt a different accounting period, in the sole discretion of the Manager.

B. Tax year. Notwithstanding the foregoing, the Company's taxable year for federal, state, and local income tax purposes shall be the calendar year, unless otherwise permitted under applicable law and affirmatively elected by the Manager in compliance with the Internal Revenue Code and Treasury Regulations. If the Company becomes eligible to adopt a taxable year other than the calendar year, including pursuant to Section 444 of the Internal Revenue Code, the Manager is authorized, in its sole discretion, to elect such taxable year and to conform the Company's tax reporting to a 4-4-5 or other fiscal calendar, provided such election complies with applicable law and any required payments or filings are timely made.

Section 9.5 Reports

The Manager shall, at the Company's expense, use commercially reasonable efforts to cause the Company to furnish to each of the Members regular financial and asset management reports and all information related to the Company necessary for the preparation of the Members' federal and state income tax returns. All financial statements and reports shall be prepared at the expense of the Company.

Section 9.6 Bank Accounts and Company Funds

All funds of the Company shall be held in a separate bank account in the name of the Company, as determined by the Manager. All accounts used by or on behalf of the Company shall be and remain the property of the Company, and shall be received, held, and disbursed by the Manager for the purposes specified in this Agreement.

Article 10. Internal Dispute Resolution Procedure

ALL PROSPECTIVE MEMBERS SHOULD CAREFULLY READ THIS ENTIRE ARTICLE 10 TO ENSURE THAT THEY UNDERSTAND THAT BY SIGNING THIS AGREEMENT THEY ARE GIVING UP THE RIGHT TO TRIAL AND REIMBURSEMENT OF EXPENSES RELATED TO ANY DISPUTE. THE PRIMARY PURPOSE OF THIS ARTICLE IS TO PROTECT THE MEMBERS AND THEIR RESPECTIVE INVESTMENTS IN THE COMPANY.

Section 10.1 Introduction

Because the nature of the Company is to generate profits from the Company's operations, it is imperative that one Member's dispute with the Manager and/or other Members is not allowed to diminish the profits available to other Members. Litigation could require diversion of the Company's profits to pay attorneys' fees or could tie up Company funds necessary for the operation of the Company, impacting the profitability of the investment for all the Members. The only way to prevent such needless expense is to have a comprehensive dispute resolution procedure in place, to which each of the Members have specifically agreed in advance of membership in the Company. The procedure described below requires an aggrieved party to take a series of steps designed to amicably resolve a dispute on terms that will preserve the interests of the Company and other non-disputing Members, before invoking a costly remedy, such as arbitration.

In the event of a dispute, claim, question, or disagreement between the Members or between the Manager and one or more Members arising from or relating to this Agreement, the breach thereof, or any associated transaction (hereinafter "Dispute"), the Manager and the Members hereby agree to resolve such Dispute by strictly adhering to the dispute resolution procedure provided in this Article.

Section 10.2 Notice of Disputes

The aggrieved party must send written Notice of a Dispute to the Manager.

Section 10.3 Negotiation of Disputes

The parties hereto shall use their best efforts to settle any Dispute. To this effect, they shall consult and negotiate with each other in good faith and, recognizing their mutual interests, attempt to reach a just and equitable solution satisfactory to all parties. If, within a period of ninety (90) days after written Notice of such Dispute has been served by either party on the other, the parties have not reached a negotiated solution, then upon further Notice by either party, the Dispute shall be submitted to mediation administered by the American Arbitration Association ("AAA") in accordance with the provisions of its commercial mediation rules. The onus is on the aggrieved party to initiate each next step in this dispute resolution procedure as provided below.

a. Tiebreaker Provision. If the disputing parties are unable or unwilling to attempt a negotiated agreement on their own within thirty (30) days of Notice of the Dispute, they shall appoint a mutually acceptable neutral party who shall be either an attorney or CPA licensed in Delaware, familiar with the Securities Act, the DLLCA, and Regulation D offerings, to review the facts surrounding the Dispute and offer a nonbinding tiebreaking vote and/or proposed resolution. All costs and fees for such informal resolution shall be split equally between the parties to the dispute.

Section 10.4 General Provisions for Alternative Dispute Resolution

On failure of negotiation and mediation, as a last resort, binding arbitration shall be used to ultimately settle the Dispute. The following provisions shall apply to any subsequent mediation or arbitration.

a. Preliminary Relief. Any party to the Dispute may seek preliminary relief at any time after negotiation described above has failed, but prior to arbitration, under the "Optional Rules for Emergency Measures of Protection of the AAA Commercial Arbitration Rules and Mediation Procedures." The AAA case manager may appoint an arbitrator who will hear only the preliminary relief issues without going through the arbitrator selection process described in this Article.

b. Consolidation. Identical or sufficiently similar Disputes presented by more than one Member may, at the option of the Manager, be consolidated into a single negotiation, mediation, and/or arbitration.

c. Location of Mediation or Arbitration. Any mediation or arbitration shall be conducted in the venue set forth in Section 10.8, and each party to such mediation or arbitration must attend in person.

d. Attorney Fees and Costs. Each party shall bear its own costs and expenses (including its own attorneys' fees) and an equal share of the mediator or arbitrators' fees and any administrative fees, regardless of the outcome.

e. Maximum Award. The maximum amount a Member may seek during mediation or be awarded by an arbitrator is the amount equal to the party's Capital Contributions and any Distributable Cash or interest to which the party may be entitled. An arbitrator will have no authority to award punitive or other damages to a Member.

f. AAA Commercial Mediation or Arbitration Rules. Any Dispute submitted for mediation or arbitration shall be subject to the AAA's commercial mediation or arbitration rules. If there is a conflict between these rules and this Article, this Article shall be controlling.

Section 10.5 Mediation

Any Dispute that cannot be settled through negotiation as described in this Article may proceed to mediation. The parties shall try in good faith to settle the Dispute by mediation, which each of the parties to the Dispute must attend in person, before resorting to arbitration. If, after no less than three (3) face-to-face mediation sessions, mediation proves unsuccessful at resolving the Dispute, the parties may then, and only then, resort to binding arbitration as described in Section 10.6.

If the initial mediation(s) does not completely resolve the Dispute, any party may request, for good cause (which shall be specified in writing) a different mediator for subsequent mediation(s) by serving Notice of the request on the other parties for approval. If good cause exists, such request shall not be unreasonably denied.

a. Selection of Mediator. The complaining party shall submit a request for mediation to the AAA. The AAA will appoint a qualified mediator to serve on the case. The parties will be provided with a biographical sketch of the mediator. The parties are instructed to review the sketch closely and advise the AAA of any objections they may have to the appointment in writing within five (5) days of receipt. If no objections are received within this timeframe, the mediator shall be deemed acceptable and mediation scheduled as soon as possible thereafter.

The preferred mediator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant, or if no such Person is available, shall be generally familiar with the subject matter involved in the Dispute. If the parties are unable to agree on the mediator within thirty (30) days of the request for mediation, the AAA case manager will make an appointment.

Section 10.6 Arbitration

Any Dispute that remains unresolved after good faith negotiation and three (3) failed mediation sessions shall be settled by binding arbitration. Judgment on the award rendered by the arbitrator(s) may be entered in any court of competent jurisdiction.

a. Selection of Arbitrator. Prior to arbitration, the complaining party shall cause the appointment of an AAA case manager by filing of a claim with the AAA along with the appropriate filing fee and serving it on the defending party. The AAA case manager shall provide each party with a list of proposed arbitrators who meet the qualifications described below, or if no such Person is available, are generally familiar with the subject matter involved in the Dispute. Each side will be given a number of days to strike any unacceptable names, number the remaining names in order of preference, and return the list to the AAA. The AAA case manager shall then invite Persons to serve from the names remaining on the list, in the designated order of mutual preference. Should this selection procedure fail for any reason, the AAA case manager shall appoint an arbitrator as provided in the applicable AAA Commercial Arbitration Rules.

b. Qualifications of Arbitrator. The selected arbitrator shall have specialized knowledge of securities law, unless the dispute pertains to financial accounting issues, in which case the arbitrator shall be a certified public accountant. Further, the selected arbitrator must agree to sign a certification stating that he/she has read this Agreement and all of the documents relevant to this Agreement in their entirety.

c. Limited Discovery. Discovery shall be limited to only this Agreement and those documents pertaining to this Agreement, any written correspondence between the parties, and any other documents specifically requested by the arbitrator as necessary to facilitate his or her understanding of the Dispute. The parties may produce witnesses for live testimony at the arbitration hearing at their own expense. A list

of all such witnesses and complete copies of any documents to be submitted to the arbitrator shall be served on the arbitrator and all other parties within forty-five (45) days of the arbitration hearing, at the submitting party's expense.

Section 10.7 Maintenance of the Status Quo

Unless preliminary relief has been sought and granted pursuant to Section 10.4(a) above, while a Dispute is pending, the Manager shall continue all operations and distributions of Distributable Cash in accordance with the provisions set forth in this Agreement as if the Dispute had not arisen, except that, a complaining Member's distributions shall be suspended and held in trust by the Manager pending the outcome of the Dispute.

Section 10.8 Venue

Venue for any Dispute arising under this Agreement or any Disputes among any Members or the Company shall be in the county of the principal office of the Company. Each party (i) consents to the personal and subject matter jurisdiction of the state courts located in such county (and any corresponding appellate court) in any proceeding arising out of or relating to this Agreement; (ii) waives any venue or inconvenient forum defense to any proceeding maintained in such courts; and (iii) agrees not to initiate any proceeding arising out of or relating to this Agreement in any other court or forum. Process in any such proceeding may be served on any party anywhere in the world in accordance with this Agreement.

Article 11. Transfers and Member Admissions

Section 11.1 Assignee Interest Transferred

The transferee of a Unit will be an Assignee until such time as the Assignee satisfies the requirements of Section 11.5 to become a Member. Until such time as an Assignee is admitted as a Member, such Assignee shall have only those rights set forth in Section 11.2 of this Agreement.

An Assignee must execute, acknowledge, and deliver to the Company a written acceptance and adoption of this Agreement by the Assignee and execute, acknowledge, and deliver to the Manager a power of attorney in the form or containing the provision of authority provided in Exhibit A.

Section 11.2 Rights of an Assignee

If an Assignee is not admitted as a Member because of the failure to satisfy the requirements of Section 11.5, such Assignee shall nevertheless be entitled to receive such distributions from the Company as the transferring Member would have been entitled to receive under this Agreement had the transferring Member retained such Units.

Assignees shall have no other rights of the Members, including voting rights and access to Company records and information. Members have legal and economic rights, while Assignees only have the right to receive economic benefits.

Section 11.3 Assignee to Assume Tax Liability

The Assignee of a Unit, as well as any Person who acquires a charging order against a Unit, shall report income, gains, Losses, deductions, and credits with respect to such Unit for the period in which the Assignee interest is held or for the period the charging order is outstanding. The Manager shall deliver to the Assignee or the holder of such charging order, as the case may be, all tax forms required to be delivered to the

Members generally indicating that the income from such Unit has been allocated to the holder of the Assignee interest or the holder of the charging order.

Section 11.4 Admission of Members

The Company may, from time to time, admit Assignees of Units from Members as Additional Members, with consent from the Manager.

Section 11.5 Admission Procedure

No Person shall be admitted as a Member unless such Person executes, acknowledges, and delivers to the Company such instruments as the Manager may deem necessary or advisable to effect the admission of such Person as an Additional Member, including, without limitation, the written acceptance and adoption by such Person of the provisions of this Agreement, the power of attorney in the form or containing the provision of authority provided in Exhibit A, pertinent tax information, as well as any amendments to this Agreement and attorneys' fees and costs necessitated by the admission of such Additional Member. Exhibit B will be revised, from time to time, to reflect the admission of any Additional Member.

Section 11.6 Permitted Transfers

a. Requirements: Units, or any interest thereof, may not be the subject of any assignment, pledge, mortgage, hypothecation, gift, sale, resale, or other disposition or encumbrance (collectively, a "Transfer"), either to a prospective Assignee or prospective Member, unless the Units are subsequently registered under the Securities Act of 1933 and appropriate state securities laws, or unless, among other conditions set forth in this Agreement, an exemption from registration is available.

Further, no Transfers may be approved, Assignee rights granted, and/or Additional Members admitted unless the Transfer: (a) is approved by the Manager, which approval may be granted or withheld in its sole discretion and subject to such conditions as it may impose; (b) is evidenced by a written agreement, in form and substance satisfactory to the Manager, that is executed by the transferor, the transferee(s), and the Manager; (c) will not result in violation of the registration requirements of the Securities Act; (d) will not require the Company to register as an investment company under the Investment Company Act of 1940, as amended; and (e) will not result in the Company being classified for United States federal income tax purposes as an association taxable as a corporation.

The transferor of any Units is required to reimburse the Company for any expenses reasonably incurred in connection with a Transfer, including any legal, accounting, and other expenses, regardless of whether such Transfer is consummated.

Upon the Manager's request, the transferor shall provide (or, if obtained by the Company, reimburse the Company for) a written opinion of counsel, in a form satisfactory to the Manager, to the effect that such Transfer: (a) will not result in a termination of the Company within the meaning of the DLLCA or § 708(b) of the Internal Revenue Code; and (b) does not violate any applicable federal or state securities law.

The transferee of any Units in the Company that is admitted to the Company as a substitute Member shall succeed to the rights and liabilities of the transferor Member, and, after the effective date of such admission, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent of the Units transferred.

b. Exception to Requirements: Notwithstanding subsection (a) of this Section 11.6 above, a Member may Transfer its Units without the consent of the Manager or any other Member to a trust for his or her

benefit, to his or her spouse, to a trust for the benefit of his or her spouse, to his or her Immediate Family, or to a trust for the benefit of his or her Immediate Family, so long as the proposed Transfer does not: (a) cause the Company to terminate for federal income tax purposes; (b) result in any event of default as to any secured or unsecured obligation of the Company; (c) result in a violation of the Securities Act; (d) cause a reassessment of any Company Assets; or (e) cause any other material, adverse effect to the Company.

Section 11.7 Non-Recognition of an Unauthorized Transfer or Assignment

Any attempted Transfer in violation of the provisions of this Agreement is void *ab initio*. The Company shall not be required to recognize the purported interest in the Company of any transferee or Assignee who has obtained such purported interest in the Units as a result of a Transfer that is not authorized by this Agreement. If the Transfer is in doubt, or if there is reasonable doubt as to who is entitled to a distribution of the income realized from a Unit or the interest of an Assignee, the Company may accumulate the income until this issue is finally determined and resolved. Accumulated income shall be credited to the Capital Account of the Member or Assignee whose interest is in question.

Section 11.8 Involuntary Transfers

a. Death or Disability. Upon the death or Disability of a Member or an Assignee, the rights and obligations of that Member or Assignee under this Agreement shall inure to the benefit of, and shall be binding upon, that Member or Assignee's successor(s), estate, or legal representative, and each such Person shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

b. Bankruptcy. If any Member files for bankruptcy (such Member, a "Bankrupt Member"), such Member shall immediately cease to have any rights of a Member under this Agreement, except as expressly provided herein or as required by applicable law. The Bankrupt Member's economic interest shall pass to the bankruptcy estate, but the transferee (including any trustee, receiver, or creditor) shall not become a Member of the Company and shall have only the rights of an Assignee under this Agreement.

c. Divorce or Dissolution. Upon any Transfer pursuant to any decree of divorce, dissolution, or separate maintenance, any property settlement, any separation agreement, or any other agreement with a spouse (excluding a permitted Transfer to Immediate Family as set forth in Section 11.6(b)) under which any Units are awarded to the spouse of the Member, such transferee spouse shall be treated as an Assignee until and unless such Person is admitted as a Member pursuant to the Agreement.

d. Upon an involuntary Transfer described in this Section 11.8, first the Company; second the Manager, and lastly the non-affected Members (pro rata, or as the Members may otherwise agree) shall have the option to purchase the affected Units. Such Persons may purchase the total affected Units in combination with each other if such Persons do not wish to purchase all of the Units subject to the involuntary transfer and are not required to purchase all the Units. The price for such Units shall either be (i) a price as agreed to between the affected Member or Assignee and the Company, Manager, or purchasing Member, or (ii) the Fair Market Value of the Units (the "Unit Price") with the Unit Price being reduced by any damages or costs incurred by the Company as a result of the Transfer.

An Assignee of any Transfer under this Section shall be bound by all of the terms and conditions of this Agreement.

Article 12. Dissolution and Termination

Section 12.1 Events of Dissolution

The Company shall be dissolved upon the occurrence of any of the following events:

a. In the sole discretion of the Manager, upon the liquidation and subsequent distribution of all Company Assets to the Members;

b. The withdrawal of the Manager unless (i) the Company has at least one other Manager, or (ii) within ninety (90) days after the withdrawal, a Required Interest votes to continue the business of the Company and to appoint, effective as of the date of withdrawal, one or more additional Managers;

c. The withdrawal of all the Members unless the Company is continued in accordance with the DLLCA;

d. The Company is to be dissolved upon the entry of a decree of judicial dissolution by a court of competent jurisdiction.

Section 12.2 Effective Date of Dissolution

Absent an election to continue the Company as provided in this Article, dissolution of the Company shall be effective on the date on which the event occurs giving rise to the dissolution, but the Company shall not be wound up until cancelation of the Company's Certificate Of Formation and all remaining Company Assets have been distributed, as provided in this Agreement.

Section 12.3 Operation of the Company after Dissolution

During the period in which the Company is winding up, the business of the Company and the affairs of the Members shall continue to be governed by this Agreement.

Section 12.4 Liquidation of Company Assets

Upon dissolution of the Company, the Manager or, in the absence of a Manager, a liquidator appointed by a Required Interest, shall liquidate remaining Company Assets, apply and distribute the proceeds derived from the liquidation of the remaining Company Assets as contemplated by this Agreement, and cause the cancellation of the Company's Certificate of Formation.

a. Payment of Company Creditors and Provision for Reserves. The proceeds derived from the liquidation of Company Assets shall first be applied toward or paid to any creditor of the Company who is not a Member. The order of priority of payment to any creditor shall be as required by applicable law. After payment of liabilities owing to creditors, excluding the Members, the Manager or liquidator shall set up such reserves as are deemed reasonably necessary for any contingent or unforeseen liabilities or obligations of the Company.

b. Ability to Create an Escrow Account. Any reserves for contingent liabilities may, but need not, be paid over by the Manager or liquidator to a bank to be held in escrow for the purpose of paying any such contingent or unforeseen liabilities or obligations. Following the expiration of such period as the Manager or liquidator may deem advisable, such remaining reserves shall be distributed to the Members or their assigns in the order of priority set forth in the provisions of this Agreement relating to distributions to the Members.

c. <u>Distribution of Company Assets after the Payment of Liabilities and Establishment of Reserves</u>. After paying liabilities and providing for reserves, the Manager or liquidator shall satisfy any debts owed to the Members with the remaining net assets of the Company, if any, and then distribute any remaining assets to the Members, as set forth in Section 4.2.

d. <u>Non-Cash Assets</u>. If any part of the net assets distributable to the Members consists of notes, real estate equity or interests, or other non-cash assets, the Manager or liquidator shall distribute any non-tangible property interests directly to the Members, and may take whatever steps they deem appropriate to convert tangible property interests into cash or any other form to facilitate distribution. If any assets of the Company are to be distributed in kind, such assets shall be distributed on the basis of their fair market value at the date of distribution, as determined by the Manager or liquidator.

Section 12.5 Company Assets Sole Source

The Members shall look solely to Company Assets for the payment of any debts or liabilities owed by the Company to the Members and for the return of their Capital Contributions and liquidation amounts. If Company Assets remaining after the payment or discharge of all of its debts and liabilities to Persons other than the Members is insufficient to return the Members' Capital Contributions, the Members shall have no recourse against the Company, the Manager, or any other Members, except to the extent that such other Members may have outstanding debts or obligations owing to the Company.

Section 12.6 Sale of Company Assets during Term of the Company

The sale of Company Assets during the term of the Company shall not be considered a liquidation of the Company and therefore is not a dissolution and termination as defined under this Article.

Article 13. Indemnification

Section 13.1 General Indemnification

The Manager, its Affiliates, and their respective officers, directors, agents, partners, members, managers, employees, and any Person the Manager designates as an indemnified Person (each, an "Indemnified Party") shall, to the fullest extent permitted by law, be indemnified on an after-tax basis out of Company Assets (and the Manager shall be entitled to grant indemnities on behalf of the Company, and to make payments out of the Company, to any Indemnified Party in each case in accordance with this Section) against any and all losses, claims, damages, liabilities, costs and expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements, and other amounts (collectively, "Liabilities") arising from any and all claims, demands, actions, suits, and proceedings, whether civil, criminal, administrative, or investigative, in which any Indemnified Party is or may be involved, or is threatened to be involved, as a party or otherwise, in connection with the investments and activities of the Company or by reason of such Person being a Manager, or agent of a Manager, of the Company.

However, no such Indemnified Party shall be so indemnified, with respect to any matter for which indemnification is sought, to the extent that a court of competent jurisdiction determines pursuant to a final and non-appealable judgment that, in respect of such matter, the Indemnified Party had (a) acted in bad faith or in the reasonable belief that the party's action was opposed to the best interests of the Company or constituted gross negligence or willful misconduct or breach of such party's fiduciary duty to the Company, if any, or (b) with respect to any criminal action or proceeding, had cause to believe beyond any reasonable doubt the party's conduct was criminal. An Indemnified Party shall not be denied indemnification in whole or in part under this Section because the Indemnified Party had an interest in the transaction with respect to which indemnification applies if the transaction was otherwise permitted by the terms of this Agreement.

Section 13.2 Tax Liability Indemnification

Each Member or Assignee, as applicable, shall indemnify and hold harmless the Indemnified Parties from and against any and all Liabilities arising from any underpayment in such Member's/Assignee's taxes on any amounts distributed by the Company to such Member/Assignee that results in one or more "imputed underpayments" as such term is defined by the IRS, even if such imputed underpayment is determined after the date the respective Member/Assignee is no longer a Member/Assignee of the Company. This indemnification shall specifically be effective and enforceable even after a Member/Assignee is no longer a Member/Assignee if such former Member/Assignee was a Member/Assignee in the Reviewed Year.

Section 13.3 Indemnity for Misrepresentation of a Prospective Member

Each Member shall indemnify and hold harmless the Manager and other Indemnified Parties from and against any and all Liabilities of whatsoever nature to or from any Person arising from or in any way connected with that Member's misrepresentation(s) that it met the "suitability standards" established by the Manager for membership in the Company.

Section 13.4 Advancement of Indemnification Funds

To the fullest extent permitted by law, the Company shall advance amounts in respect of Liabilities incurred by an Indemnified Party in defending any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, prior to a determination that the Indemnified Party is not entitled to be indemnified upon receipt by the Company of an undertaking by or on behalf of the Indemnified Party to repay such amount if it shall be determined that the Indemnified Party is not entitled to be indemnified as set forth in Section 13.1.

Section 13.5 No Impairment of Indemnification

No amendment, modification, or repeal of this Article or any other provision of this Agreement shall in any manner terminate, reduce, or impair the right of any past Indemnified Party to be indemnified by the Company or the obligations of the Company to indemnify any such Indemnified Party under and in accordance with the provisions of this Agreement as in effect immediately prior to such amendment, modification, or repeal with respect to any claim, demand, action, suit, or proceeding, whether civil, criminal, administrative, or investigative, arising from or relating to matters occurring, in whole or in part, prior to such amendment, modification, or repeal, regardless of when such claim, demand, action, suit, or proceeding may arise or be asserted.

Section 13.6 Exculpation of Actions in Good Faith

Neither the Manager nor its Affiliates shall be liable to the Company or any Member for any loss which arises out of any action or omission of such party if (a) such party determined, in good faith, that such course of conduct was in, or was not opposed to, the best interest of the Company and, with respect to any criminal action or proceeding, had no reasonable cause to believe such party's conduct was unlawful, and (b) such course of conduct did not constitute a breach of such party's fiduciary duty (if any) to the Company or gross negligence or willful misconduct of such party.

Section 13.7 No Termination of Indemnification Rights

The provisions of this Article shall survive the dissolution of the Company.

Article 14. General Matters

Section 14.1 Successors and Assigns

Subject to the restrictions on Transfer provided in this Agreement, this Agreement, and each and every provision of it, shall be binding upon and shall inure to the benefits of the Members, their respective successors, successors-in-title, personal representatives, heirs, Assignees, and other assigns.

Section 14.2 Power of Attorney

Each Member, by the execution of this Agreement, does hereby irrevocably constitute and appoint the Manager as such Member's true and lawful agents and attorneys-in-fact, with full power and authority in the Member's name, place, and stead, to make, execute, sign, acknowledge, swear to, deliver, file, and record such documents as may be necessary or appropriate to do, or cause to be done, the actions set forth in Exhibit A.

Section 14.3 Amendment

Provided that in each of the following instances, the Manager reasonably determines that such amendment will not subject any Member to any material, adverse economic consequences, the Manager, without the consent of the Members, may amend any provision of this Agreement or the Certificate of Formation, and may execute, swear to, acknowledge, deliver, file, and record such documents as may be required in connection therewith, to:

a. change the name of the Company or the location of its principal office;

b. add to the duties or obligations of the Manager;

c. cure any ambiguity or correct or supplement any inconsistency in this Agreement;

d. correct any printing, typographical, or clerical errors or omissions in order that the Agreement shall accurately reflect the agreement among the Members;

e. reflect information regarding the admission of any Additional Member or substitute Member.

f. comply with the single-purpose-entity or other provisions required for any loan secured by Company Assets.

Any amendments not similar to the foregoing or otherwise permitted by this Agreement or the power of attorney as set forth in Section 14.3 and Exhibit A shall require the written consent or vote of a Required Interest.

Section 14.4 Partition

Each Member, its successors, and assigns hereby waives any rights to have any Company Asset partitioned, and, pursuant to such waiver, no Member, nor any successor or assign of any Member, shall have the right while this Agreement remains in effect to file a complaint or institute any proceeding at law to seek, or to otherwise demand, request, or require, the liquidation or dissolution of the Company, the return of capital or any specific Company Assets, or, in equity, to have Company Assets partitioned, and each Member, on its own behalf and that of its successors, representatives, heirs, and assigns, hereby waives any such right.

The Members intend that during the term of this Agreement, the rights of the Members and their successors-in-interest, as among themselves, shall be governed by the terms of this Agreement, and that the right of any Member or successors-in-interest to Transfer or otherwise dispose of its Membership Interest in the Company shall be subject to the limitations and restrictions of this Agreement.

Section 14.5 No Waiver

The failure of any Member to insist upon strict performance of any provision or obligation of this Agreement, irrespective of the length of time for which such failure continues, shall not be a waiver of such Member's right to demand strict compliance in the future. No consent or waiver, express or implied, to or of any breach or default in the performance of any obligations under this Agreement, shall constitute a consent or waiver to or of any other breach or default in the performance of the same or any other obligation.

Section 14.6 Construction and Miscellaneous

The following general matters shall apply to the provisions of this Agreement:

a. Construction. Unless the context requires otherwise, words denoting the singular may be construed as plural and words of the plural may be construed as denoting the singular. Words of one gender may be construed as denoting another gender or no gender as is appropriate within such context. The word "or" when used in a list may function as both a conjunction and a disjunction if the context permits.

b. Headings of Articles, Sections, and Subsections. The headings of Articles, Sections, and Subsections used within this Agreement are included solely for the convenience and reference of the reader. They shall have no significance in the interpretation or construction of this Agreement.

c. Notices. Any notice or communication to be given under the terms of this Agreement ("Notice") shall be in writing and shall be personally delivered or sent by overnight delivery, certified United States mail, or email. Notice shall be effective: (a) if emailed or personally delivered, when delivered; (b) if by overnight delivery, the day after delivery thereof to a reputable overnight courier service, delivery charges prepaid; or (c) if mailed, at midnight on the third business day after deposit in the mail, postage prepaid. Notices to the Company shall be addressed to its address below and to Members at their address for correspondence as set forth in the subscription documents, each as amended from time to time by Notice of the transferring party. Additionally, the Manager may provide Notice to the Members via a Company-related online platform. The Manager does not permit Notice by email.

Munson Crowd Group LLC
Attn: Jack Litman
Litman Capital Management LLC
409 Joyce Kilmer Ave, Suite 310
New Brunswick, NJ 08901

d. Applicable State Law. This Agreement shall be governed, construed, and enforced in accordance with the laws of Delaware, without regard to its conflict of laws rules.

e. Execution; Duplicate Originals. This Agreement may be executed manually, electronically, or by facsimile transmission, and in multiple counterparts. Each counterpart shall be considered a duplicate original agreement and all such counterparts shall, taken together, be considered one Agreement.

f. Severability. If any provision of this Agreement is declared by a court of competent jurisdiction to be illegal, invalid, or unenforceable for any reason, such provision shall be fully severable and such

illegality, invalidity, or unenforceability shall not affect the remaining provisions of this Agreement. Furthermore, in lieu of each illegal, invalid, or unenforceable provision, there shall be added automatically as part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible, legal, valid, and enforceable.

g. Acceptance. Each Manager and Member hereby acknowledges and confirms that he, she, or it has reviewed this Agreement, accepts all its provisions, and agrees to be bound by all the terms, conditions, and restrictions contained in this Agreement.

[Signature Page Follows]

IN WITNESS WHEREOF, the Members and the Manager have executed or approved this Agreement effective October 28, 2025.

MANAGER:

Litman Capital Management LLC,
a Delaware limited liability company

By: ___________________________________
Jack Litman, its manager

EXHIBIT A

MEMBER COUNTERPART SIGNATURE PAGE AND LIMITED POWER OF ATTORNEY

Company Agreement of
Munson Crowd Group LLC

The undersigned prospective Member executes this counterpart signature page and thereby joins in the Company Agreement of Munson Crowd Group LLC, a Delaware limited liability company (the "Company"), dated October 28, 2025 (the "Agreement"), as may be amended from time to time, between and among Litman Capital Management LLC, a Delaware limited liability company, the manager of the Company (the "Manager"), and the Persons acquiring Units (the "Members") as described in the Agreement.

For purposes of reference, this document specifically incorporates the Agreement. The undersigned acknowledges that this counterpart signature page may be affixed with other counterpart signature pages of substantially like tenor, which are executed by the other parties to the Agreement, to constitute an original, and which taken together shall be but a single instrument.

The undersigned acknowledges that he/she/it has read, understands, and agrees to the entire dispute resolution procedure described in Article 10 of the Agreement, has sought advice of his/her/its own counsel to the extent he/she/it deems necessary, and is giving up the right to trial by jury, the right to conduct pretrial discovery, and the right to reimbursement of expenses, including attorneys' fees, related to a Dispute.

In accordance with the Agreement, the undersigned hereby irrevocably constitutes and appoints the Manager as its true and lawful attorney and agent, in its name, place, and stead to make, execute, acknowledge, and, if necessary, to file and record:

a. all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to qualify or continue the Company as a limited liability company in the jurisdictions in which the Company may conduct business;

b. all agreements, certificates, and other instruments that the Manager may deem necessary or appropriate to reflect a Transfer of any Units in the Company or the admission of a Member in accordance with the terms of the Agreement; and

c. all agreements, loan documents, debt instruments, resolutions, amendments, and consents necessary for the purchase, financing, refinancing, sale, or management of the Company assets.

This power of attorney shall be deemed irrevocable and coupled with an interest. A copy of each document executed by the Manager pursuant to this power of attorney shall be transmitted to the undersigned promptly after the date of the execution of any such document.

This power of attorney shall survive delivery of any assignment by the undersigned of the whole or any part of such Person's Units, provided that if such assignment was of all of the undersigned's Units and the substitution of the Assignee as a Member has been consented to by the Manager, this power of attorney shall survive the delivery of such assignment for the purpose of enabling the Manager to execute, acknowledge, and file any and all certificates and other instruments necessary to effectuate the substitution of the Assignee as a substitute Member. This power of attorney shall survive the death, incapacity, dissolution, or termination of the undersigned and shall extend to the undersigned's successors and assigns.

Except as expressly set forth in the Agreement, this power of attorney cannot be used by the Manager for the purpose of increasing or extending any financial obligation or liability of the undersigned or altering the method of division of available cash or net income or loss without the written consent of the undersigned.

EACH PERSON ACKNOWLEDGES AND CONFIRMS THAT THEY HAVE REVIEWED THE COMPANY AGREEMENT, ACCEPTS ITS PROVISIONS, AND AGREES TO BE BOUND BY ALL THE TERMS, CONDITIONS, AND RESTRICTIONS CONTAINED THEREIN.

IN WITNESS WHEREOF, this Membership Counterpart Signature Page and Limited Power of Attorney is executed as of the date listed below.

______________________________	______________________________
Full Name of Person or Entity	Name of Joint Signatory (if any)
______________________________	______________________________
Signature	Additional Signature (if necessary)
______________________________	______________________________
Title (if member not a natural person)	Title (if necessary)

EXHIBIT B

LIST OF MEMBERS

The following Persons are the Members of the Company, and their Units are set forth below. This Exhibit will be amended from time to time to include past and current Members and their respective Membership Interest.

Class A Members

Name	Number of Units	Class Membership Interest	Company Membership Interest
TBD	TBD	TBD	TBD
TBD	TBD	TBD	TBD
TBD	TBD	TBD	TBD
TBD	TBD	TBD	TBD
TBD	TBD	TBD	TBD
TBD	TBD	TBD	TBD

Class B Members

Name	Number of Units	Class Membership Interest	Company Membership Interest
Litman Capital Management LLC	100	100.00%	100.00%

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE ACT AND STATE SECURITIES OR BLUE SKY LAWS. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION ("**SEC**"), ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE COMPANY MAY NOT BE OFFERING THE SECURITIES IN EVERY STATE. THE OFFERING MATERIALS DO NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY STATE OR JURISDICTION IN WHICH THE SECURITIES ARE NOT BEING OFFERED.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE OF THE OFFERING MATERIALS.

SUBSCRIPTION AGREEMENT

To: Munson Crowd Group LLC
409 Joyce Kilmer Ave, Suite 310
New Brunswick, NJ 08901

Ladies and Gentlemen:

The undersigned investor ("**Investor**") hereby subscribes for the dollar amount ("**Subscription Amount**") of units of membership interest ("**Unit(s)**"), of Munson Crowd Group LLC, a Delaware limited liability company (the "**Company**"), as indicated in the Investor Information.

WHEREAS, the Company is offering up Units at $1.00 per Unit for gross proceeds of up to $1,235,000.00, pursuant to its Form C, including exhibits, as amended and/or supplemented from time to time ("**Offering Statement**"), filed with the Securities and Exchange Commission ("**SEC**") under Regulation CF promulgated under the Securities Act of 1933, as amended. If the minimum amount of $25,000.00 (the "**Target Offering Amount**") is not raised through the offering by February 27, 2027, no Units will be sold, all investment commitments will be canceled, and all committed funds will be returned without interest or deduction.

NOW, THEREFORE, it is agreed as follows:

1. Investor understands and agrees that this subscription agreement ("**Agreement**") is comprised of the below terms of the subscription agreement, as well as the information Investor provides via the Company's investment portal at https://invest.cultivatecapital.org/projects/15490-Munson-Crowd-Group-LLC-Reg-CF-Offering ("**Company Portal Site**") relating to its purchase of Units pursuant to this Agreement, which information may include, but not be limited to, Investor's

identity and personal information, contact information, accredited investor status, signature, the amount of Units being purchased by Investor, Subscription Amount, how the Units will be held and similar personal information of the Investor and its purchase of Units (collectively, "**Investor Information**"), which Investor Information is incorporated herein by reference and made a part hereof. By executing this Agreement, Investor agrees to the terms of service and privacy policy contained on the Company Portal Site.

2. To induce the Company to accept this subscription, the Investor hereby agrees and represents that:

a. The Units will be held by the Investor as indicated in the Investor Information.

b. Concurrent with the execution hereof, the Investor authorizes North Capital Securities Corp., as escrow agent for the Company (the "**Escrow Facilitator**"), to request the Subscription Amount from the Investor's bank or other financial institution or the Investor has transferred funds equal to the Subscription Amount to the Escrow Facilitator concurrently with submitting this Agreement, unless otherwise agreed by the Company. All forms of payment must be payable to the Escrow Facilitator.

c. Investor is responsible for paying certain transaction fees in relation to its payment of the Subscription Amount as described in the Offering Statement for which no Units will be issued.

d. Within five (5) days after receipt of a written request from the Company, the Investor shall provide such information and execute and deliver such documents as the Company may reasonably request to comply with any and all laws and ordinances to which the Company may be subject, including the securities laws of the United States or any other applicable jurisdiction.

e. The Company has entered, and from time to time may enter into, separate subscription agreements with other investors for the sale of Units to such other investors. The sale of Units to such other investors and this sale of the Units shall be separate sales and this Agreement and the other subscription agreements shall be separate agreements.

f. The Company may elect at any time after twenty-one (21) days from the date of the Offering Statement, to close all or any portion of this offering on various dates (each a "**Closing Date**"); provided that, it has raised the target offering amount stated in the Offering Statement. The Company, or an agent thereof, will provide notice of each Closing Date at least five business days prior to such Closing Date. Investor may cancel an investment commitment until 48 hours prior to the Closing Date noticed to Investor. If Investor does not cancel his or her or its investment commitment before the 48-hour period prior to the Closing Date, Investor will not be permitted to cancel the investment and Investor's funds will be released to the Company promptly upon the Closing Date and the Investor will receive Units in exchange for his or her or its investment. Units will be issued in book entry form.

g. The Investor understands the meaning and legal consequences of, and that the Company intends to rely upon, the representations and warranties contained in Sections 2, 3, 4 and 5 hereof, and the Investor hereby agrees to indemnify and hold harmless the Company and each and any manager, member, officer, employee, agent or affiliate thereof from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of the Investor. The representations, warranties and covenants made by Investor herein shall survive the closing or termination of this Agreement.

h. By executing this Subscription agreement, Investor acknowledges that Investor has received this Subscription agreement, a copy of the Offering Statement filed with the SEC and any other information required by the Investor to make an investment decision. Further,

i. The Investor has read the educational materials on the Company Portal Site and has been informed of Investor's right to cancel the investment up to 48-hours prior to Investor's Closing Date.

j. The Investor acknowledges that there may be promoters for this Offering, and in the case that there are any communications from promoters, the promoter must clearly disclose in all communications the receipt of compensation, and that the promoter is engaged in promotional activities on behalf of the Company. A promoter may be any person who promotes the Company's offering for compensation, whether past or prospective, or who is a founder or an employee of the Company that engages in promotional activities on behalf of the Company.

k. Investor has been informed of the compensation that Cultivate Capital Group, LLC and its affiliates receive in connection with the sale of securities in the Regulation CF offering and the manner in which it is received.

3. The Investor hereby represents and warrants that the Investor is a "**qualified purchaser**," as defined in 17 C.F.R. §§ 227.100, .504 for purposes of section 18(b)(3) of the Securities Act (15 U.S.C. § 77r(b)(3)), meaning the Investor is either:

a. an "**Accredited Investor**" as defined in Rule 501 of Regulation D (17 U.S.C. § 230.501) under the Securities Act; or

b. the Subscription Amount plus all other investments by Investor pursuant to Regulation Crowdfunding (Section 4(a)(6) of the Securities Act) during the twelve (12) month period preceding the date of this Agreement does not represent:

(i) Where the Investor's annual income AND net worth are both equal to or greater than $124,000, more than 10% of the greater of Investor's annual income or net worth, subject to a maximum investment of $124,000.

(ii) Where the Investor's annual income OR net worth is less than $124,000, more than the greater of $2,500 or 5% of the greater of the Investor's annual income or net worth.

(iii) For this subparagraph, net worth is determined in the same manner as for an Accredited Investor.

4. The Investor hereby further represents, warrants, acknowledges and agrees, which representations and warranties will be true and correct as of Investor's Closing Date, that:

a. The information provided by the Investor to the Company via this Agreement or otherwise is true and correct in all respects as of the date hereof and the Investor hereby agrees to promptly notify the Company and supply corrective information to the Company if, prior to the consummation of its investment in the Company, any of such information becomes inaccurate or incomplete.

b. The Investor, if an individual, is over 18 years of age (or older if required by Investor's state in order to purchase securities), and the address set forth in the Investor Information is the true residence and domicile of the Investor, and the Investor has no present intention of becoming a resident or domiciliary of any other state or jurisdiction. If a corporation, trust, partnership or other entity, the Investor has its principal place of business at the address set forth on the signature page.

c. If Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. Investor's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of Investor's jurisdiction.

d. The Investor has had an opportunity to ask questions of and receive answers from the Company, or a person or persons acting on its behalf, concerning the Company and the terms and conditions of this investment, and all such questions have been answered to the full satisfaction of the Investor.

e. Except as set forth in this Agreement, no representations or warranties have been made to the Investor by the Company or any partner, agent, employee, or affiliate thereof. The Investor has not relied on any communication of the Company, including information presented on the Company's website or business/pitch deck, as investment or financial advice or as a recommendation to purchase the Units. The Investor is making its own independent investment decision based on the information provided in the Company's Offering Statement and not based on any other documents or information generated

by the Company or its existing members, officers, directors, employees, or agents.

f. The Investor has such knowledge and experience in financial and business matters that they are capable of evaluating the merits and risks of an investment in the Company and making an informed investment decision with respect thereto. The Investor has consulted its own advisers with respect to its proposed investment in the Company.

g. The Investor is not making this subscription in any manner as a representative of a charitable remainder unitrust or a charitable remainder trust.

h. The Investor has the financial ability to bear the economic risk of the Investor's investment, including a complete loss thereof, has adequate means for providing for its current needs and possible contingencies and has no need for liquidity in its investment.

i. The Investor acknowledges and understands that:

(i) The Units are a speculative investment and involve a substantial degree of risk;

(ii) The Units are being offered pursuant to Regulation Crowdfunding under the Securities Act and have not been registered or qualified under any state blue sky or securities law; and

(iii) Any federal income tax treatment which may be currently available to the Investor may be lost through adoption of new laws or regulations, amendments to existing laws or regulations or changes in the interpretations of existing laws and regulations.

j. The Investor has carefully reviewed and understands the Company's Offering Statement, as amended or supplemented, and exhibits included therewith, including the operating agreement of the Company (the "**Operating Agreement**") and the "Risk Factors" contained in the Offering Statement.

k. The Investor represents and warrants that (i) the Units are to be purchased with funds that are from legitimate sources in connection with its regular business activities and which do not constitute the proceeds of criminal conduct; (ii) the Units are not being acquired, and will not be held, in violation of any applicable laws; (iii) the Investor is not listed on the list of Specially Designated Nationals and Blocked Persons maintained by the United States Office of Foreign Assets Control ("**OFAC**"); and (iv) the Investor is not a senior foreign political figure, or any immediate family member or close associate of a senior foreign political figure.

l. If the Investor is an individual retirement account, qualified pension, profit sharing or other retirement plan, or governmental plans or units (all such entities are herein referred to as a "**Retirement Trust**"), the Investor represents that the investment in the Company by the Retirement Trust has been authorized by the appropriate person or persons and that the Retirement Trust has consulted its counsel with respect to such investment and the Investor represents that it has not relied on any advice of the Company or its affiliates in making its decision to invest in the Company.

m. Neither the execution and delivery of this Agreement nor the fulfillment of or compliance with the terms and provisions hereof, will conflict with, or result in a breach or violation of any of the terms, conditions or provisions of, or constitute a default under, any contract, agreement, mortgage, indenture, lease, instrument, order, judgment, statute, law, rule or regulation to which Investor is subject.

n. Investor has all requisite power and authority to (i) execute and deliver this Agreement, and (ii) to carry out and perform its obligations under the terms of this Agreement. This Agreement has been duly authorized, executed and delivered and constitutes the legal, valid and binding obligation of Investor, enforceable in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, or other laws relating to or affecting the enforcement of creditors' rights generally in effect from time to time and by general principles of equity.

o. Investor acknowledges and agrees that there is no ready public market for the Units and that there is no guarantee that a market for their resale will ever exist. The Company has no obligation to list any of the Units on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended (the

"**Exchange Act**") with respect to facilitating trading or resale of the Units. Investor must bear the economic risk of this investment indefinitely and Investor acknowledges that Investor is able to bear the economic risk of losing Investor's entire investment in the Units. Investor also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Units.

p. Investor represents and warrants that the Investor is either:

(i) Purchasing the Units with funds that constitute the assets of one or more of the following: (a) an "employee benefit plan" as defined in Section 3(3) of the U.S. Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), that is subject to Title I of ERISA; or (b) an "employee benefit plan" as defined in Section 3(3) of ERISA that is not subject to either Title I of ERISA or Section 4975 of the Internal Revenue Code of 1986, as amended (the "**Code**") (including a governmental plan, non-electing church plan or foreign plan). The Investor hereby represents and warrants that (a) its investment in the Company: (i) does not violate and is not otherwise inconsistent with the terms of any legal document constituting or governing the employee benefit plan; (ii) has been duly authorized and approved by all necessary parties; and (iii) is in compliance with all applicable laws, and (b) neither the Company nor any person who manages the assets of the Company will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; (c) a plan that is subject to Section 4975 of the Code; (d) an entity (including, if applicable, an insurance company general account) whose underlying assets include "plan assets" of one or more "employee benefit plans" that are subject to Title I of ERISA or "plans" that are subject to Section 4975 of the Code by reason of the investment in such entity, directly or indirectly, by such employee benefit plans or plans; or (e) an entity that (i) is a group trust within the meaning of Revenue Ruling 81-100, a common or collective trust fund of a bank or an insurance company separate account and (ii) is subject to Title I of ERISA, Section 4975 of the Code or both; or will be subject to any laws, rules or regulations applicable to such Investor solely as a result of the investment in the Company by such Investor; or

(ii) Not purchasing the Units with funds that constitute the assets of any of the entities or plans described in this Section 4(p).

q. Investor has accurately answered all questions on and completed the signature page hereto and each other schedule and exhibit attached hereto, which are made a part hereof by reference.

5. It is understood that this subscription is not binding on the Company until accepted by the Company by signature of its authorized representative on the acceptance page hereto. The Company may accept or reject this subscription in whole or in part. In the event of rejection of this subscription in its entirety, or in the event the sale of the Units (or any portion thereof) to Investor is not consummated for any reason, this Agreement shall have no force or effect with respect to the rejected subscription (or portion thereof), which shall remain in force and effect.

6. Investor agrees that the Company's manager, Litman Capital Management LLC ("**Manager**"), may rely on the representations and warranties and other information provided by Investor in making its decision on whether or not to accept Investor's subscription in the Company.

7. The Company reserves the right to request such information as is necessary to verify the identity of the Investor. The Investor shall promptly on demand provide such information and execute and deliver such documents as the Company may request to verify the accuracy of the Investor's representations and warranties herein or to comply with the USA PATRIOT Act of 2001, as amended (the "**Patriot Act**"), certain anti-money laundering laws or any other law or regulation to which the Company may be subject (the "**Relevant Legislation**"). In addition, by executing this Agreement the Investor authorizes the Company to provide the Company's legal counsel and any other appropriate third party with information regarding the Investor's account, until the authorization is revoked by the Investor in writing to the Company.

8. The Company represents and warrants to the Investor that:

a. The Company is duly formed and validly existing in good standing as a limited liability company under the laws of the State of Delaware and has all requisite power and authority to carry on its business as now conducted.

b. The execution, delivery and performance by the Company of this Agreement have been authorized by all necessary action on behalf of the Company, and this Agreement is a legal, valid and binding agreement of the Company, enforceable against the Company in accordance with its terms.

c. The Units, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Agreement, will be duly and validly issued, fully paid and non-assessable.

9. Notwithstanding anything contained in this Agreement, Investor is not being asked to waive and is not waiving any right to bring a claim against the Company under the Securities Act; however, the Company may rely on the representations contained in this Agreement in defense of such claims, if applicable.

10. By its execution of this Agreement, Investor hereby executes, joins in and agrees to be bound by the terms of the Operating Agreement including the power of attorney contained therein, effective upon acceptance of this subscription by the Company. Any power of attorney of the Investor granted in favor of the Manager contained in the Operating Agreement has been executed by the Investor in compliance with the laws of the state, province or jurisdiction in which such agreements were executed.

11. Miscellaneous.

a. All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

b. This Agreement is not transferable or assignable by Investor without the prior written consent of the Company.

c. The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Investor and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

d. None of the provisions of this Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Investor.

e. The invalidity, illegality, or unenforceability of one or more of the provisions of this Agreement in any jurisdiction shall not affect the validity, legality, or enforceability of the remainder of this Agreement in such jurisdiction or the validity, legality or enforceability of this Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

f. This Agreement and the Operating Agreement constitute the entire agreement between the Investor and the Company with respect to the subject matter hereof and supersedes all prior oral or written agreements and understandings, if any, relating to the subject matter hereof.

g. The terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer third-party beneficiary rights upon any other person.

h. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

i. No failure or delay by any party in exercising any right, power or privilege under this Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

j. Notice, requests, demands and other communications relating to this Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, on the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the respective parties at the addresses set forth on the signature page hereto with respect to the Investor and above with respect to the Company. The Company will not accept notice by email or other electronic communication. Investor agrees that the Company may deliver all notices, tax reports and other documents and information to Investor by email or another electronic delivery method chosen by the Company. Investor agrees to tell the Company right away if Investor changes its email address or home

mailing address so the Company can send information to the new address.

k. THE COMPANY WILL NOT BE LIABLE TO INVESTOR FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF INVESTOR TELLS THE COMPANY IT MIGHT INCUR THOSE DAMAGES.

l. Each of the parties hereto agrees that the transaction consisting of this Agreement (and, to the extent permitted under applicable law, each related agreement) may be conducted by electronic means. Each party agrees, and acknowledges that it is such party's intent, that if such party signs this Agreement (or, if applicable, related agreement) using an electronic signature, it is signing, adopting, and accepting this Agreement or such closing document and that signing this Agreement or such related agreement using an electronic signature is the legal equivalent of having placed its handwritten signature on this Agreement or such related agreement on paper. The use of electronic signatures and electronic records (including, without limitation, any contract or other record created, generated, sent, communicated, received, or stored by electronic means) shall be of the same legal effect, validity and enforceability as a manually executed signature or use of a paper-based record-keeping system to the fullest extent permitted by applicable law, including the Federal Electronic Signatures in Global and National Commerce Act and any other applicable law, including, without limitation, any state law based on the Uniform Electronic Transactions Act.

m. **NOTICE OF DISPUTE RESOLUTION BY BINDING ARBITRATION AND CLASS ACTION/CLASS ARBITRATION WAIVER.**

(i) IMPORTANT: PLEASE READ CAREFULLY. THE FOLLOWING PROVISION ("**ARBITRATION PROVISION**") CONSTITUTES A BINDING AGREEMENT THAT LIMITS CERTAIN RIGHTS, INCLUDING YOUR RIGHT TO OBTAIN RELIEF OR DAMAGES THROUGH COURT ACTION OR AS A MEMBER OF A CLASS. THAT MEANS THAT, IN THE EVENT THAT YOU HAVE A COMPLAINT AGAINST THE COMPANY THAT THE COMPANY IS UNABLE TO RESOLVE TO YOUR SATISFACTION AND THAT CANNOT BE RESOLVED THROUGH MEDIATION, YOU AND THE COMPANY AGREE TO RESOLVE YOUR DISPUTE THROUGH BINDING ARBITRATION, INSTEAD OF THROUGH COURTS OF GENERAL JURISDICTION OR THROUGH A CLASS ACTION. BY ENTERING INTO THIS AGREEMENT, YOU AND THE COMPANY ARE EACH WAIVING THE RIGHT TO A TRIAL BY JURY AND TO PARTICIPATE IN ANY CLASS ACTION. THE ARBITRATION PROVISION AND THE WAIVER OF THE RIGHT TO A JURY TRIAL AND CLASS ACTION IS NOT INTENDED TO BE DEEMED A WAIVER BY YOU OF OUR COMPLIANCE WITH THE EXCHANGE ACT AND SECURITIES ACT AND THE RULES AND REGULATIONS PROMULGATED THEREUNDER.

(ii) "**Claim**" shall mean any dispute or controversy arising out of or relating to this Agreement and/or the transactions, activities, or relationships that involve, lead to, or result from the foregoing, not including any dispute or controversy arising out of or relating to the Company Agreement. Claims include, but are not limited to, breach of contract, fraud, misrepresentation, express or implied warranty, and equitable, injunctive, or declaratory relief. Claims include matters arising as initial claims, counter-claims, cross-claims, third-party claims, or otherwise and include those brought by or against your assigns, heirs, or beneficiaries.

(iii) If a Claim arises and such Claim cannot be settled through direct discussions, the parties hereto agree to endeavor first to settle the dispute by mediation administered by the American Arbitration Association (the "**AAA**") under its Commercial Mediation Procedures before resorting to arbitration pursuant to this Section.

(iv) Any unresolved Claim shall be settled by binding arbitration as the sole and exclusive forum and remedy for resolution of a Claim between you and the Company. The Party initiating arbitration shall do so with the AAA. The procedure shall be governed by the AAA Commercial Arbitration Rules, and the parties stipulate that the laws of the State of Delaware shall apply, without regard to conflict-of-law principles. In the case of a conflict between the rules and policies of the administrator and this Arbitration Provision, this Arbitration Provision shall control, subject to controlling law, unless all parties to the arbitration consent to have the rules and policies of the administrator apply. Arbitration shall take place in the county of the principal office of the Company or in such location as agreed upon by the parties. Each party will, upon written request of the other party, promptly provide the other with copies of all relevant documents. There shall be no other discovery allowed. Except as may be required by law, neither a party nor an arbitrator may disclose the existence, content, or results of any arbitration hereunder without the prior written consent of both parties.

(v) Absent agreement among the parties, the presiding arbitrator shall determine how to allocate the fees and costs of arbitration among the parties according to the administrator's rules or in accordance with controlling law if contrary to those rules. Each party shall bear the expense of that party's attorneys, experts, and witnesses, regardless of which party prevails in the arbitration, unless controlling law provides a right for the prevailing party to recover fees and costs from the other party. Notwithstanding the foregoing, if the arbitrator determines that a Claim is frivolous or brought for an improper purpose (as measured by the standards set forth in Federal Rule of Civil Procedure 11(b)), the other party shall not be required to pay any fees or costs of the arbitration proceeding, and any previously paid fees or costs shall be reimbursed.

(vi) If the amount in controversy exceeds $50,000, any party may appeal the arbitrator's award to a three-arbitrator panel within thirty (30) days of the final award. Additionally, in the event of such an appeal, any opposing party may cross-appeal within thirty (30) days after notice of the appeal. The three-arbitrator panel may consider all of the evidence and issue a new award, and the panel does not have to adopt or give any weight to the first arbitrator's findings of fact or conclusion. This is called "*de novo*" review. Costs and conduct of any appeal shall be governed by this Arbitration Provision and the administrator's rules, in the same way as the initial arbitration proceeding. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act (the "**FAA**"), and may be entered as a judgment in any court of competent jurisdiction.

(vii) The parties agree that this Arbitration Provision is made pursuant to a transaction between the parties that involves and affects interstate commerce and therefore shall be governed by and enforceable under the FAA. The arbitrator will apply substantive law consistent with the FAA and applicable statutes of limitations. The arbitrator may award damages or other types of relief permitted by the law of the State of Delaware, subject to the limitations set forth in this Agreement. The arbitrator will not be bound by judicial rules of procedure and evidence that would apply in a court. The parties also agree that the proceedings shall be confidential to protect intellectual property rights.

(viii) IF YOU DO NOT AGREE TO THE TERMS OF THIS ARBITRATION AGREEMENT, YOU MAY OPT OUT OF THIS ARBITRATION PROVISION BY SENDING AN ARBITRATION OPT-OUT NOTICE TO THE COMPANY THAT IS RECEIVED AT THE ABOVE ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THIS FORM. YOUR OPT-OUT NOTICE MUST CLEARLY STATE THAT YOU ARE REJECTING ARBITRATION; IDENTIFY THE AGREEMENT TO WHICH IT APPLIES BY DATE; PROVIDE YOUR NAME, ADDRESS, AND SOCIAL SECURITY NUMBER; AND BE SIGNED BY YOU. YOU MAY CONVEY THE OPT-OUT NOTICE BY U.S. MAIL OR ANY PRIVATE MAIL CARRIER (E.G. FEDERAL EXPRESS, UNITED PARCEL SERVICE, DHL EXPRESS, ETC.), SO LONG AS IT IS RECEIVED AT THE ABOVE MAILING ADDRESS WITHIN THIRTY (30) DAYS OF YOUR FIRST ELECTRONIC ACCEPTANCE OF THE TERMS OF THIS AGREEMENT. IF THE NOTICE IS SENT BY A THIRD PARTY, SUCH THIRD PARTY MUST INCLUDE EVIDENCE OF HIS OR HER LEGAL AUTHORITY TO SUBMIT THE OPT-OUT NOTICE ON YOUR BEHALF. IF YOUR OPT-OUT NOTICE IS NOT RECEIVED WITHIN THIRTY (30) DAYS FROM THE DATE YOU SIGN THIS AGREEMENT, YOU WILL BE DEEMED TO HAVE ACCEPTED ALL TERMS OF THIS ARBITRATION AGREEMENT.

(ix) NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS (INCLUDING AS PRIVATE ATTORNEY GENERAL ON BEHALF OF OTHERS), EVEN IF THE CLAIM OR CLAIMS THAT ARE THE SUBJECT OF THE ARBITRATION HAD PREVIOUSLY BEEN ASSERTED (OR COULD HAVE BEEN ASSERTED) IN A COURT AS CLASS REPRESENTATIVE, OR COLLECTIVE ACTIONS IN A COURT. *UNLESS CONSENTED TO IN WRITING BY ALL PARTIES TO THE ARBITRATION, NO PARTY TO THE ARBITRATION MAY JOIN, CONSOLIDATE, OR OTHERWISE BRING CLAIMS FOR OR ON BEHALF OF TWO OR MORE INDIVIDUALS OR UNRELATED CORPORATE ENTITIES IN THE SAME ARBITRATION.*

(x) This Arbitration Provision shall survive (i) suspension, termination, revocation, closure, termination, or amendments to this Agreement and the relationship of the parties; (ii) the bankruptcy or insolvency of any party or other person; and (iii) any transfer of any Units. If any portion of this Arbitration Provision other than the prohibitions on class arbitration in this Section is deemed invalid or unenforceable under any law or statute consistent with the FAA, it shall not invalidate the other provisions of this Arbitration Provision or this Agreement; if the prohibition on class arbitration is deemed invalid, however, then this entire Arbitration Provision shall be null and void

[**SIGNATURE PAGE FOLLOWS**]

MUNSON CROWD GROUP LLC
SUBSCRIPTION AGREEMENT SIGNATURE PAGE

The undersigned, desiring to purchase Units of Munson Crowd Group LLC, a Delaware limited liability company by executing this signature page, hereby executes, adopts and agrees to all terms, conditions and representations of the Subscription Agreement and by executing this Subscription Agreement, Investor's execution of this Subscription Agreement will also serve as Investor's execution and joinder of the Operating Agreement, including the power of attorney contained therein, effective upon acceptance of this subscription by the Company.

Full legal name of Investor (including middle name(s), for individuals):

____
(Name of Investor)

By: ______________________________
(Authorized Signature)

____
(Official Capacity or Title, if the Investor is not an individual)

____
(Name of individual whose signature appears above if different than the name of the Investor printed above.)

____
(Investor's Residential Address, including Province/State and Postal/Zip Code)

____
Taxpayer Identification Number

____
(Telephone Number)

____
(E-Mail Address)

Number of securities: _________ **Units**

Aggregate Subscription Price: **$**_____________ **USD**

TYPE OF OWNERSHIP:

If the Investor is individual:

☐ Individual

If the Investor is not an individual:

☐ Joint Tenant

☐ Tenants in Common

☐ Community Property

If Units are to be jointly held: ____________________

Name of the Joint Investor: ____________________

Social Security Number of the Joint Investor:

____

Check this box if the securities will be held in a custodial account: ☐

Type of account: ____________________

EIN of account: ____________________

Address of account provider:

____

____

ACCEPTANCE

The Company hereby accepts the subscription as set forth above on the terms and conditions contained in this Agreement.

____

Munson Crowd Group LLC,
a Delaware limited liability company

By: ________________________________
Authorized Signing Officer

Munson Crowd Group LLC

(a Delaware Corporation)

Unaudited Financial Statements

As of the date of inception October 28, 2025

Reviewed by

Alice CPA

Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Munson Crowd Group LLC

Table of Contents

Independent Accountant's Review Report

January 16, 2026
To: Board of Directors of Munson Crowd Group LLC
Re: Inception Consolidated Financial Statement Review– Munson Crowd Group LLC

Financial Review of the Consolidated Financial Statements

We have reviewed the accompanying consolidated financial statements of Munson Crowd Group LLC, which comprise the consolidated balance sheets as of the date of inception October 28, 2025, and the related statements of income, changes in member's equity, and cash flows for the date then ended, and the related notes to the consolidated financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the consolidated financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagements in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the consolidated financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Munson Crowd Group LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying consolidated financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
January 16, 2026

MUNSON CROWD GROUP LLC
CONSOLIDATED BALANCE SHEET
As of October 28, 2025 (date of inception)
(Unaudited)

ASSETS	
Current Assets	
Cash and cash equivalents	$ -
Accounts receivable	-
Total Current Assets	**-**
Other Assets	
Right-of-use asset	2,410,152
Total Other Assets	**2,410,152**
Total Assets	**$ 2,410,152**
LIABILITIES AND MEMBER'S EQUITY	
Current Liabilities	
Payable to related party	$ 80,044
Lease liability, current portion	199,371
Total Current Liabilities	**279,415**
Long-Term Liabilities	
Lease liability, net of current portion	**2,221,406**
Total Long-Term Liabilities	
Total Liabilities	**2,500,821**
Member's Equity	
Member's contributions	-
Retained Earnings/ (Accumulated deficit)	(90,669)
Total Member's Equity	**(90,669)**
Total Liabilities and Member's Equity	**$ 2,410,152**

The accompanying footnotes are an integral part of these financial statements.

MUNSON CROWD GROUP LLC
CONSOLIDATED INCOME STATEMENT
As of October 28, 2025 (date of inception)
(Unaudited)

Revenues	$ -
Operating Expenses	
General and administrative	64,325
Professional fees	15,719
Rent	10,625
Total Operating Expenses	90,669
Other Income (Expense)	
Other income	-
Total Other income (expense)	
Net Income (Loss)	$ (90,669)

The accompanying footnotes are an integral part of these financial statements.

MUNSON CROWD GROUP LLC
CONSOLIDATED STATEMENT OF CHANGES IN MEMBER'S EQUITY
As of October 28, 2025 (date of inception)
(Unaudited)

	Members' Contributions	Retained Earnings/ (Accumulated Deficit)	Total Member's Equity
Beginning Balance	$ -	$ -	$ -
Members' contributions	-	-	-
Net loss	-	(90,669)	(90,669)
Balance as of October 28, 2025 (date of inception)	$ -	$ (90,669)	$ (90,669)

The accompanying footnotes are an integral part of these financial statements.

MUNSON CROWD GROUP LLC
CONSOLIDATED STATEMENT OF CASH FLOWS
As of October 28, 2025 (date of inception)
(Unaudited)

Cash Flows from Operating Activities	
Net Income (Loss)	$ (90,669)
Adjustments to reconcile net income (loss) to net cash provided by operations:	
Right-of-use asset and lease liability	10,625
Changes in operating assets and liabilities:	
Accounts receivable	-
Payable to related party	80,044
Net cash provided by (used in) operating activities	-
Cash Flows from Financing Activities	
Members' contributions	-
Net cash used in financing activities	-
Net change in cash and cash equivalents	-
Cash and cash equivalents at beginning of year	-
Cash and cash equivalents at end of year	$ -
Supplemental information	
Interest paid	$ -
Income taxes paid	$ -

The accompanying footnotes are an integral part of these financial statements.

MUNSON CROWD GROUP LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF OCTOBER 28, 2025 (DATE OF INCEPTION)
(UNAUDITED)

NOTE 1 – NATURE OF OPERATIONS

Munson Crowd Group LLC (which may be referred to as the "Company", "we," "us," or "our") was incorporated in Delaware on October 28, 2025. The Company was formed for the purpose of owning and managing interests in its underlying operating entities building out restaurants. The Company functions as holding company and does not conduct operating activities directly.

The Company is the primary beneficiary of Munson of Hainesport Wings Go LLC and Munson of Hazlet Wings LLC, which qualify as variable interest entities and are consolidated within these financial statements (see Note 2 and 3). All significant intercompany accounts and transactions have been eliminated. Munson of Hainesport Wings Go LLC was formed on April 3, 2025 and Munson of Hazlet Wings LLC on January 27, 2025, as New Jersey limited liability companies.

As of October 28, 2025, the Company had not begun operations and will likely incur losses prior to generating positive retained earnings. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 7). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign and funds from revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared using the accrual method of accounting in conformity with accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Variable Interest Entities

The Company accounts for the investments it makes in certain legal entities in which equity investors do not have (1) sufficient equity at risk for the legal entity to finance its activities without additional subordinated financial support, or (2) as a group, the holders of the equity investment at risk do not have either the power, through voting or similar rights, to direct the activities of the legal entity that most significantly impact the entity's economic performance, or (3) the obligation to absorb the expected losses of the legal entity or the right to receive expected residual returns of the legal entity. These certain legal entities are referred to as "variable interest entities" or "VIEs."

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. As of October 28, 2025, the Company has no cash and cash equivalents.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that

prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.

- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of October 28, 2025.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, performance has occurred, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of October 28, 2025, the Company had not begun recognizing sales.

Leases

The Company determines if an arrangement is a lease at inception. Operating lease right-of-use (ROU) assets and lease liabilities are recognized based on the present value of lease payments over the lease term at the commencement date. The Company uses its incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments.

The Company has elected the short-term lease exemption under ASC 842, whereby leases with a term of 12 months or less are not recorded as ROU assets or lease liabilities. Instead, lease expense for short-term leases is recognized on a straight-line basis over the lease term.

The Company has also elected the practical expedient to not separate lease and non-lease components for its lease agreements.

The Company has incurred rent expense amounting to $10,625 as of October 28, 2025.

MUNSON CROWD GROUP LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF OCTOBER 28, 2025 (DATE OF INCEPTION)
(UNAUDITED)

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Recent Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – VARIABLE INTEREST ENTITIES

The Company is the primary beneficiary of Munson of Hainesport Wings Go LLC and Munson of Hazlet Wings LLC, which qualify as variable interest entities ("VIEs"). The determination was based on the fact that the Company indirectly exercises control over the operations of Munson of Hainesport Wings Go LLC and Munson of Hazlet Wings LLC and is the primary beneficiary of their activities. Both entities were subsequently contributed as subsidiaries of the Company (see Note 8) and the Company was created with the intention of acting as a holding company.

The Company's consolidated financial statements include the assets, liabilities and results of operations of the VIEs for which the Company is the primary beneficiary.

The following table summarizes the carrying amounts of the VIE's assets and liabilities included in the Company's consolidated balance sheets as of October 28, 2025 as well as results of operations for the year ended October 28, 2025:

	Munson of Hainesport Wings Go, LLC		Munson of Hazlet Wings LLC	
Right-of-use asset	$	482,941	$	1,927,211
Total Assets	$	482,941	$	1,927,211
Due to related party	$	54,619	$	18,158
Lease liabilities	$	484,191	$	1,936,586
Total Liabilities	$	538,810	$	1,954,744
Total Equity	$	(54,619)	$	(18,158)
Net Loss	$	54,619	$	18,158

NOTE 4 – LEASES

As of October 28, 2025, the Company has lease agreements for two retail spaces which are classified as operating leases in accordance with *ASC 842, Leases*.

Leases with an initial term of 12 months or less are not recorded in the balance sheets. The Company recognize lease expense for these leases on a straight-line basis over the lease term.

As of October 28, 2025, the right-of-use (ROU) assets was $2,410,152. Short-term lease liability as of October 28, 2025 was $199,371. Long-term lease liability as of October 28, 2025 was $2,221,406

Future payment obligations with respect to the Company’s operating leases, which were existing at October 28, 2025, by year and in the aggregate, are as follows:

MUNSON CROWD GROUP LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF OCTOBER 28, 2025 (DATE OF INCEPTION)
(UNAUDITED)

2026	$ 310,000
2027	310,000
2028	310,000
2029	310,000
2030	331,250
2031	341,000
2032	341,000
2033	341,000
2034	341,000
2035	107,250
Total future lease payments	3,042,500
Less: Interest	(621,723)
Present value of lease liabilities	**$ 2,420,777**

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company's operating expenses to support its initial operations were funded by a related party under common control of the Company. The Company's owner also manages The Munson Wing Group LLC. The outstanding liability does not have any specified interest rate or maturity date. As of October 28, 2025, payable to related party amounted to $80,044, and additional funding was granted subsequent to inception date (see Note 8).

NOTE 6 – COMMITMENTS AND CONTINGENCIES

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

NOTE 7 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company's ability to continue is dependent upon management's plan to raise additional funds through a crowdfunding campaign and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 8 – SUBSEQUENT EVENTS

Investment in Subsidiaries

In October 2025 subsequent to inception, the Company became the 100% owner of two subsidiaries, Munson of Hainesport Wings Go LLC and Munson of Hazlet Wings LLC.

Company Agreemen t

On December 18, 2025, the Company executed a company agreement establishing Munson Crowd Group LLC's governance structure, member rights and obligations, capital structure, and distribution provisions, and appoints Litman Capital Management LLC as the Manager, a related party by common ownership of the Company's founder owner.

Management's Evaluation

MUNSON CROWD GROUP LLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
AS OF OCTOBER 28, 2025 (DATE OF INCEPTION)
(UNAUDITED)

Management has evaluated subsequent events through January 15, 2026, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified that require adjustment or disclosure in the financial statements.

CULTIVATE CAPITAL

Regulation D, 506(c) and Regulation Crowdfunding Broker-Dealer Services Agreement

This agreement (together with exhibits and schedules, the "Agreement") is entered into by and between Munson Crowd Group LLC ("Client"), a Delaware Limited Liability Company and Cultivate Capital Group LLC, a Delaware Limited Liability Company ("Cultivate"). Client and Cultivate may each be referred to as a "Party" or collectively as the "Parties" herein and agree to be bound by the terms of this Agreement, effective as of 11/24/2025 (the "Effective Date"):

WHEREAS**,** Cultivate is a registered broker-dealer providing services in the equity and debt securities market, including offerings conducted via SEC approved exemptions such as Regulation D 506(b), Regulation D 506(c), Regulation A, Regulation Crowdfunding and others;

WHEREAS**,** Client wishes to raise capital from investors in two concurrent offerings that are exempt from registration under the Securities Act of 1933 (the "Act") pursuant to (i) Regulation D, Rule 506(c) (the "Reg D Offering") and (ii) a Regulation Crowdfunding offering pursuant to Section 4(a)(6) and Regulation CF ("the Reg CF Offering") (and, collectively with the Reg D Offering, the "Offerings"); and

WHEREAS**,** Cultivate operates a digital platform (the "Platform") where Clients of Cultivate offering Regulation D and Regulation CF securities can solicit investments by potential investors; and

WHEREAS**,** Client wishes to raise capital from investors in two concurrent Offerings that are exempt from registration under the Securities Act of 1933 (the "Act") pursuant to Regulation D, Rule 506(c) and Section 4(a)(6) and Regulation CF thereof.

WHEREAS, Client recognizes the benefit of having Cultivate as a service provider for investors who participate in the Offerings ("Investors").

Now, therefore, in consideration of the mutual promises and covenants contained herein and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1. **Appointment, Term, and Termination**

a. Client hereby engages and retains Cultivate to provide services at Client's discretion. Subject to the terms and condition of this Agreement, Cultivate hereby also licenses Client to conduct the Offering using the Platform. Client acknowledges that the Reg CF Offering must be conducted exclusively through the Platform, while the Reg D offering may be conducted through the Platform or through other channels permissible under Regulation D. Client has also been informed by Cultivate that they should seek the advice of experienced securities counsel to advise them regarding holding concurrent offerings under Regulation D and Regulation CF,

particularly with regard to marketing of concurrent offerings, securities laws integration rules and other areas of legal advice involved with such concurrent offerings.

b. The term of this Agreement (the "Term") shall begin on the date first written above and shall continue until terminated in accordance with this Agreement.

c. Termination of Offerings. This Agreement shall terminate upon the termination or completion of the Offerings. Upon the written agreement of the parties, a new Term shall begin in connection with a subsequent offering of Client to be conducted on the Platform. If Client starts its Regulation D offering with a maximum raise that is exceeded, and continues the offering with Cultivate with a new maximum, this Agreement will remain in full force and effect and the Term will continue until the Offering, in total, is terminated or completed. If Client starts its Regulation CF offering with a maximum raise that is exceeded, and continues the offering with Cultivate with a new maximum, this Agreement will remain in full force and effect and the Term will continue until the Offering, in total, is terminated or completed.

d. Termination for Cause. Either party may terminate this Agreement in the event the other party breaches this Agreement and such breach is not cured within ten (10) days written notice from the non-breaching party.

e. Termination for Breach of Representations. Either party may terminate this Agreement in the event any representation of the other party set forth in this Agreement is untrue and remains untrue for ten (10) days following written notice.

f. Termination for Failure to Qualify for Regulation D Exemption. If either Client or Cultivate believes the Offering will not comply with the Regulation D, it shall promptly notify the other party in writing, explaining in reasonable detail the reason(s) for its belief. For a period of not less than ten (10) days, the parties shall discuss in good faith how the Offering can be modified to comply with Regulation D, without material harm to either Client or Cultivate. If they cannot agree, then either party may terminate this Agreement.

g. Termination for Failure to Qualify for Regulation CF Exemption. If either Client or Cultivate believes the Offering will not comply with the Regulation CF, it shall promptly notify the other party in writing, explaining in reasonable detail the reason(s) for its belief. For a period of not less than ten (10) days, the parties shall discuss in good faith how the Offering can be modified to comply with Regulation CF, without material harm to either Client or Cultivate. If they cannot agree, then either party may terminate this Agreement.

h. Terminations Required by Law. Cultivate may terminate this Agreement as required by 17 CFR §227.301.

i. Result of Termination. Upon any termination of this Agreement, the license granted pursuant to this Agreement shall immediately terminate and the securities of Client shall no longer be listed for sale on the Platform. The termination of this Agreement shall not affect the rights or

obligations of the parries as in effect immediately before termination. Client shall not be entitled to any refund upon termination and any fees due to Cultivate for investments committed prior to the date of termination shall be due to Cultivate once those investment commitments are closed, whether through Cultivate or another entity. Termination of one Offering shall not automatically terminate the other Offering unless explicitly stated in the termination notice.

2. **Compensation and Expenses.**

a. Administrative Fee. Upon the execution of this Agreement, Client agrees to pay to Cultivate a non-refundable, one-time administrative fee of $7,500.00 to cover required due diligence, creation of Client's Regulation CF offering page and (if to be held on Cultivate site) Client's Regulation D offering page on a Cultivate site, implementation of investment and payment processing software and setting up and maintaining the Regulation CF and Regulation D escrow accounts.

b. Success Fee.

(i) Upon successful completion of the Offerings and/or upon each closing and/or disbursement of funds from escrow or payment of investor funds to the Client, Cultivate shall be entitled to a non-refundable, one-time success fee equal to 1% of the gross proceeds raised from the Offering. Compensation attributable to each Offering shall be calculated solely on the funds raised under that specific exemption. For the avoidance of doubt, if Client raises a gross amount of $1,000,000 in an Offering, Cultivate would be paid a fee of $10,000. Client hereby authorizes Cultivate to instruct the escrow agent to disburse such success fee directly to Cultivate from the proceeds of the Offerings at each closing. There are no other fees of any kind to be paid to Cultivate in this scenario.

c. Expenses. Client is aware of, and agrees that it may enter into a separate agreement with the payment processing/investment software and escrow provider of Client's choice but any fees or costs from said agreements shall be borne by Client. Client may, at Client's discretion, pass along payment processing fees to investors during the investment process, or Client may choose to pay the payment processing fees themselves.

d. Interest on Unpaid Balance. In the event Client fails to pay any amount due to Cultivate when due, the unpaid balance shall bear interest at the rate of one and one-half percent (1.5%) per month.

3. **Representations by Client for Reg D Offering.** Client represents that:

a. Eligibility for Exemption. The Client is eligible to offer and sell securities under Regulation D, Rule 506(c).

b. No Disqualification Events. Within the last ten (10) years, neither the Client nor any of its officers, directors, managers or any 20% or more equity holders has been the subject of

any of the event that would consider said person or persons as a “bad actor” under applicable federal or state securities law.

c. Compliance with Regulation D. Client will conduct the Offering in compliance with all of the requirements of the Act, as well as the regulations adopted by the Securities and Exchange Commission (the "SEC") implementing Regulation D, Rule 506(c). Client will provide all of the information requested by Cultivate for due diligence purposes and for any required filings with FINRA and the SEC.

d. Compliance with Other Laws. Client will conduct the Offering with all other federal and state laws, including but not limited to securities laws other than Regulation D.

e. Compliance with Policies and Procedures. Client will comply with all policies and procedures adopted by Cultivate for use of the Platform.

f. No Reliance. Client acknowledges that Cultivate has not provided Client with any business or legal advice. Client has such legal, accounting, and other professional assistance as it has deemed advisable.

g. Subscription Agreement. Client will include the following paragraph in its subscription agreement and any other offering documents related to the offering of securities to which Cultivate is acting as broker-dealer:

This offering of securities is being made through Cultivate Capital Group LLC, a FINRA-licensed broker-dealer (the “Intermediary”). In order to purchase the securities being offered, the undersigned agrees to complete the subscription process hosted by the Intermediary, including complying with the Intermediary’s know your customer (KYC) and anti-money laundering (AML) policies. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Intermediary, or any of its respective affiliates, as investment advice or as a recommendation to purchase the securities. It is understood that information and explanations related to the terms and conditions of the securities provided on the Intermediary’s website or platform or otherwise communicated in any way by the Intermediary or any of its respective affiliates shall not be considered investment advice or a recommendation to purchase the securities, and that the Intermediary is not acting or has not acted as an advisor to the undersigned in deciding to invest in the securities. The undersigned acknowledges that the Intermediary and its affiliates did not solicit me to purchase the securities and did not make any recommendations as to whether or not to purchase the securities and have made no representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

h. Terms of Use and Privacy Policy. Client has reviewed, agrees to be bound by and will comply with the Terms of Use and the Privacy Policy as set forth on the Platform.

i. No Conflicts. Neither the execution of this Agreement nor the Offering (i) conflicts with the corporate or limited liability company formation documents or the bylaws, operating agreements or any other corporate governance documents of Client or any contract to which Client is a party or by which it is bound, or (ii) requires the consent of any governmental agency or other third party.

j. No Commissions. No party (other than Cultivate) will be owed a commission from the sale of securities pursuant to the Offering.

k. No Guaranty. Client acknowledges that Cultivate has made no representations, warranties, or promises to Client whatever, except as set forth in this Agreement. Without limiting the preceding sentence, Cultivate has made no representations concerning (i) the number of potential investors likely to invest in the Offering, or (ii) the likelihood that the Offering will be successful.

l. No Endorsement. Client may advertise that its securities are or will be listed on the Platform but shall not claim or imply that Cultivate has approved or endorsed Client or its securities.

m. Recordkeeping. Client has established means to keep accurate records of the holders of the securities that will be offered and sold through the Offering.

n. Services and Restrictions on Licenses. As to the Platform, Client shall not (i) decompile or reverse engineer the Platform or otherwise attempt to obtain the source code for the Platform; (ii) sublicense or allow any other person to use the Platform; (iii) use the Platform for any purpose other than the Permitted Use; or (iv) use the Platform in a manner that interferes with the use of Platform by Cultivate or its other clients; (v) copy, reproduce, modify, adapt, translate or create any derivative works from the Platform; (vi) remove, alter, obscure or tamper with any trademark, copyright or other proprietary markings or notices affixed to or contained within the Platform; (vii) permit any competitor of Cultivate to access the Platform using Client's credentials; or (viii) encourage or permit any third party to engage in any of the foregoing.

o. Other Warranties. Client represents that (i) it is in good standing in each jurisdiction where the failure to be in good standing would impair its business; (ii) this Agreement and the Offering have been duly authorized by all necessary corporate action; (iii) no person or entity has a preemptive right to acquire the securities to be offered on in the Offering; (iv) there is no litigation pending or, to the knowledge of Client, threatened regarding or restraining the Offering; and (v) Client has not been rejected by another broker-dealer, whether in contemplation of the Offering or a different offering under Regulation D.

4. **Representations by Client for Reg CF Offering.** Client represents that:

a. **Eligibility for Exemption.** The Client is eligible to offer and sell securities under Regulation CF. Without limiting the preceding sentence, the Client is not ineligible to offer or sell securities pursuant to Regulation CF by reason of 17 CFR §227.I00(b) or 17 CFR §227.503.

b. **No Disqualification Events.** Within the last ten (10) years, neither the Client nor any of the persons described in 17 CFR §227.503(a) has been the subject of any of the events described in 17 CFR §227.503(a)(l)-(8).

c. **Compliance with Regulation CF.** Client will conduct the Offering in compliance with all of the requirements of the Act, as well as the regulations adopted by the Securities and Exchange Commission (the "SEC") implementing Regulation CF, including 17 CFR §227.I00, *et seq* (the "Crowdfunding Regulations"). Without limiting the preceding sentence, Client will:

- Provide all of the information required by 17 CFR §227.201;
- Not engage in any advertising of the Offering except as permitted by 17 CFR §227.204;
- Not pay or otherwise compensate any person to promote the offering except as provided by 17 CFR §227.205;
- Not knowingly accept from any investor an amount in excess of the amounts described in 17 CFR §227.101(a)(2);
- Conduct the Offering only through the Platform;
- Not conduct any other offering of any securities concurrently with the Offering, except the Reg D Offering described herein, which Cultivate has expressly approved;
- Prepare and file all forms required to be prepared and filed by Client;
- Ensure that no information provided by Client in connection with the Offering includes any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements made, in the light of the circumstances under which they were made, not misleading;
- Not, in connection with the Offering, employ any device, scheme, or artifice to defraud, or engage in any act, practice, or course of business which operates or would operate as a fraud or deceit upon any person;
- Cooperate with Cultivate in the conducting the Offering, in a manner to ensure compliance with Regulation CF; and
- Promptly notify Cultivate of any information that could cause Client or the Offering to be ineligible for Regulation CF.

d. **Compliance with Other Laws.** Client will conduct the Offering with all other federal and state laws, including but not limited to securities laws other than Regulation CF.

e. **Compliance with Policies and Procedures.** Client will comply with all policies and procedures adopted by Cultivate for use of the Platform.

f. **No Prior Regulation CF Offers.** Client acknowledges that it has not previously conducted any Regulation CF offerings.

g. **No Reliance.** Client acknowledges that Cultivate has not provided Client with any business or legal advice. Client has such legal, accounting, and other professional assistance as it has deemed advisable.

h. **Terms of Use and Privacy Policy.** Client has reviewed, agrees to be bound by and will comply with the Terms of Use and the Privacy Policy as set forth on the Platform.

i. **No Conflicts.** Neither the execution of this Agreement nor the Offering (i) conflicts with the corporate or limited liability company formation documents or the bylaws, operating agreements or any other corporate governance documents of Client or any contract to which Client is a party or by which it is bound, or (ii) requires the consent of any governmental agency or other third party.

j. **No Commissions.** No party (other than Cultivate) will be owed a commission from the sale of securities pursuant to the Offering.

k. **No Guaranty.** Client acknowledges that Cultivate has made no representations, warranties, or promises to Client whatever, except as set forth in this Agreement. Without limiting the preceding sentence, Cultivate has made no representations concerning (i) the number of potential investors likely to invest in the Offering, or (ii) the likelihood that the Offering will be successful.

l. **No Liability for Third Party Statements.** Client acknowledges that the Platform will include communications channels that allow registered users to comment on Client and the Offering, and that Cultivate is not responsible or liable for any inaccurate or libelous statements that may be made on such communications channels.

m. **No Endorsement.** Client may advertise that its securities are or will be listed on the Platform but shall not claim or imply that Cultivate has approved or endorsed Client or its securities.

n. **Recordkeeping.** Client has established means to keep accurate records of the holders of the securities that will be offered and sold through the Offering.

o. **Services and Restrictions on Licenses.** As to the Platform, Client shall not (i) decompile or reverse engineer the Platform or otherwise attempt to obtain the source code for the Platform; (ii) sublicense or allow any other person to use the Platform; (iii) use the Platform for any purpose other than the Permitted Use; or (iv) use the Platform in a manner that interferes with the use of Platform by Cultivate or its other clients; (v) copy, reproduce, modify, adapt, translate or create any derivative works from the Platform; (vi) remove, alter, obscure or tamper with any trademark, copyright or other proprietary markings or notices affixed to or contained within the Platform; (vii) permit any competitor of Cultivate to access the Platform using Client's credentials; or (viii) encourage or permit any third party to engage in any of the foregoing.

p. **Other Warranties.** Client represents that (i) it is in good standing in each jurisdiction where the failure to be in good standing would impair its business; (ii) this Agreement and the Offering have been duly authorized by all necessary corporate action; (iii) no person or entity has a preemptive right to acquire the securities to be offered on in the Offering; (iv) there is no litigation pending or, to the knowledge of Client, threatened regarding or restraining the Offering; and (v) Client has not been rejected by another funding portal or broker-dealer, whether in contemplation of the Offering or a different offering under Regulation CF.

5. **Availability**. Cultivate shall use commercially reasonable efforts to make the Platform available to potential investors on a 24/7 basis without material interruption, except for (i) normal maintenance and repairs, and (ii) any loss or interruption due to causes beyond the control of Cultivate, including, but not limited to, delay, interruption or failure of telecommunication or Internet transmission.

6. **Role of Cultivate**. Client acknowledges and agrees that Client will rely on Client's own judgment in using Cultivate' Services. Cultivate (i) makes no representations with respect to the quality of any investment opportunity of any Client; (ii) will make commercially reasonable efforts to assure that the Platform operates in accordance with its specifications; (iii) does not guarantee the performance of any party or facility which provides connectivity to Cultivate or Platform; and (iv) is not an investment adviser, does not provide investment advice and does not recommend securities transactions and any display of data or other information about an investment opportunity, does not constitute a recommendation as to the appropriateness, suitability, legality, validity or profitability of any transaction. Nothing in this Agreement should be construed to create a partnership, joint venture, or employer-employee relationship of any kind.

7. **No Warranty**

THE PLATFORM, INCLUDING ANY MANUALS AND OTHER MATERIALS, IS PROVIDED "AS IS," WITHOUT ANY WARRANTY OF ANY KIND, INCLUDING THE IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE, OR ANY WARRANTY THAT THE PLATFORM WILL BE ERROR-FREE OR OPERATE WITHOUT INTERRUPTION, OR THAT CLIENT WILL BE SUCCESSFUL RAISING FUNDS THROUGH USE OF THE PLATFORM, OR THAT THE PLATFORM WILL OTHERWISE MEET CLIENT'S REQUIREMENTS OR COMPLY WITH SECURITIES LAWS. ANY WARRANTIES IMPLIED BY LAW, COURSE OF DEALING, OR OTHERWISE ARE HEREBY EXCLUDED TO THE FULLEST EXTENT PERMITTED BY LAW.

8. **Due Diligence.** Cultivate shall conduct a due diligence review of Client and the Offerings promptly following the execution of this Agreement and following submission by Client of all requested materials and shall complete such review within thirty (30) days following the date that Client has provided Cultivate with all information requested by Cultivate. Such due diligence review may include, among other things, conducting such investigations as Cultivate may choose to conduct to comply with applicable securities laws and FINRA regulations surrounding

Regulation D offerings, seeking additional representations and warranties from Client, and such other steps and procedures as Cultivate deems necessary or appropriate. Client shall cooperate with Cultivate in conducting the due diligence review and shall cause its employees and agents to cooperate. If Cultivate is dissatisfied with such review in its sole and unlimited discretion, it may terminate this Agreement by giving written notice to Client. For the Reg CF Offering, Cultivate shall conduct its due diligence in accordance with 17 CFR §227.301, including all obligations imposed on intermediaries under Regulation CF.

9. **Ownership of Intellectual Property.**

a. Intellectual Property of Cultivate. Cultivate or its affiliates are the exclusive owners of the Platform and all of the intellectual property rights associated with the Platform, including all trademarks, service marks, patents, copyrights, trade secrets, designs, algorithms, and software, even if the Cultivate incorporates into the Platform suggestions made by Client.

b. Intellectual Property of Client. Client is the exclusive owner of its name, logo(s), trademarks, URLs, and other intellectual property. Cultivate is hereby given a non-revokable, perpetual license to use the name, logo, trademarks, URLs, and other intellectual property of Client on the Platform and in marketing communications during the Offering, and after the Offering for purposes of displaying the results of the Offering or for any marketing purpose.

c. Data Collected on Platform. Cultivate and Client each equally own all data related to users or investors Cultivate collects from the use and operation of the Platform, including but not limited to the names and other identifying information of users and the frequency and duration of visits.

10. **Limitations.**

a. Limitation of Liability. CULTIVATE SHALL NOT BE LIABLE TO CLIENT UNDER ANY CIRCUMSTANCES (EVEN IF THIS AGREEMENT IS TERMINATED) FOR ANY CONSEQUENTIAL, SPECIAL, INCIDENTAL, PUNITIVE OR INDIRECT DAMAGES (INCLUDING WITHOUT LIMITATION LOSS OF PROFIT, REVENUE, BUSINESS OPPORTUNITY OR BUSINESS ADVANTAGE), WHETHER BASED UPON A CLAIM OR ACTION OF TORT CONTRACT, WARRANTY, NEGLIGENCE, STRICT LIABILITY, BREACH OF STATUTORY DUTY, CONTRIBUTION, INDEMNITY OR ANY OTHER LEGAL THEORY OR CAUSE OF ACTION, EVEN IF ADVISED OF THE POSSIBILITY OF SUCH DAMAGES.

b. Limitation on Damages. NOTWITHSTANDING ANYTHING TO THE CONTRARY IN THIS AGREEMENT, CULTIVATE'S AGGREGATE MONETARY LIABILITY FOR ANY CAUSE OR CAUSES (REGARDLESS OF THE FORM OF ACTION) UNDER OR RELATING TO THIS AGREEMENT, WHETHER PRIOR OR SUBSEQUENT TO ITS TERMINATION, SHALL IN NO EVENT EXCEED THE TOTAL OF ALL AMOUNTS

PAID TO CULTIVATE BY CLIENT PURSUANT TO THIS AGREEMENT DURING THE PRECEDING TWELVE (12) MONTHS.

11. **Indemnification**.

a. Indemnification by Client. Client shall indemnify and hold Cultivate, its affiliates and their representatives and agents harmless from, any and all actual or direct losses, liabilities, judgments, arbitration awards, settlements, damages and costs (collectively, "Losses"), resulting from or arising out of any third party suits, actions, claims, demands or similar proceedings (collectively, "Proceedings") to the extent they are based upon (i) a breach of this Agreement by Client, (ii) the wrongful acts or omissions of Client, or (iii) the Offering.

b. Indemnification by Cultivate. Cultivate shall indemnify and hold Client, Client's affiliates and Client's representatives and agents harmless from any Losses resulting from or arising out of Proceedings to the extent they are based upon (i) a breach of this Agreement by Cultivate or (ii) the wrongful acts or omissions of Cultivate or its failure to comply with any applicable federal, state, or local laws, regulations, or codes in the performance of its obligations under this Agreement.

c. Indemnification Procedure. If any Proceeding is commenced against a party entitled to indemnification under this section, prompt notice of the Proceeding shall be given to the party obligated to provide such indemnification. The indemnifying party shall be entitled to take control of the defense, investigation or settlement of the Proceeding and the indemnified party agrees to reasonably cooperate, at the indemnifying party's cost in the ensuing investigations, defense or settlement. Client shall promptly notify Cultivate of any actual or threatened claim or lawsuit by an investor relating to the Offering.

12. **Confidentiality and Mutual Non-Disclosure**:

a. Included Information. For purposes of this Agreement, the term "Confidential Information" means all confidential and proprietary information of a party, including but not limited to (i) financial information, (ii) business and marketing plans, (iii) the names of employees and owners, (iv) the names and other personally-identifiable information of users of Platform, (v) security codes, and (vi) all documentation provided by Client or Investor.

b. Excluded Information. For purposes of this Agreement, the term "confidential and proprietary information" shall not include (i) information already known or independently developed by the recipient without the use of any confidential and proprietary information, or (ii) information known to the public through no wrongful act of the recipient.

c. Confidentiality Obligations. During the Term and at all times thereafter, neither party shall disclose Confidential Information of the other party or use such Confidential Information for any purpose without the prior written consent of such other party. Without limiting the preceding sentence, each party shall use at least the same degree of care in safeguarding the

other party's Confidential Information as it uses to safeguard its own Confidential Information. Notwithstanding the foregoing, a party may disclose Confidential Information (i) if required to do by order of a court of competent jurisdiction, provided that such party shall notify the other party in writing promptly upon receipt of knowledge of such order so that such other party may attempt to prevent such disclosure or seek a protective order; or (ii) to any applicable governmental authority as required by applicable law. Nothing contained herein shall be construed to prohibit the SEC, FINRA, or other government official or entities from obtaining, reviewing, and auditing any information, records, or data. Client acknowledges that regulatory record-keeping requirements, as well as securities industry best practices, require Provider to maintain copies of practically all data, including communications and materials, regardless of any termination of this Agreement.

13. **Concurrent Offering.**

a. Client and Cultivate acknowledge that the Reg CF Offering and the Reg D Offering will occur concurrently. Client agrees to comply with all limitations on advertising, communications, filing requirements, and investor eligibility applicable to each exemption without causing the other Offering to become non-compliant. Client shall ensure that all advertising, communications, and offering materials clearly identify the applicable exemption and shall not direct Reg CF investors to the Reg D Offering or vice versa.

14. **Miscellaneous.**

a. Amendments; Waivers. No amendment, modification, or waiver of any provision of this Agreement shall be binding unless in writing and signed by the party against whom the operation of such amendment, modification, or waiver is sought to be enforced. No delay in the exercise of any right shall be deemed a waiver thereof, nor shall the waiver of a right or remedy in a particular instance constitute a waiver of such right or remedy generally.

b. Notices. Any notice or document required or permitted to be given under this Agreement may be given by a party or by its legal counsel and shall be deemed to be given (i) one day after the date such notice is deposited with a commercial overnight delivery service with delivery fees paid, or (ii) on the date transmitted by facsimile or electronic mail with transmission acknowledgment, to the following addresses or such other address or addresses as the parties may designate from time to time by notice satisfactory under this section:

Cultivate Capital Group LLC
859 Madison Avenue
Bridgewater, NJ 08807
Attn: Keith Bliss, CEO
Tel: 551-279-3745
k.bliss@cultivatecapital.org

Client:
Jack Litman
Munson Crowd Group LLC
409 Joyce Kilmer Ave Suite 310
New Brunswick, NJ 08901
jlitman@munsonrestaurants.com

c. Arbitration and Governing Law. ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND CULTIVATE RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA. This Agreement and any arbitration proceedings shall be governed by the internal laws of Delaware without giving effect to the principles of conflicts of laws. Any arbitration related this Agreement shall take place exclusively in Hillsborough County, Florida. Should any matter related to this Agreement be deemed to require a court of law, Client and Cultivate hereby consent to the exclusive personal jurisdiction of the federal or state courts located in Hillsborough County, Florida, and agrees that all disputes arising from this Agreement which require the use of courts of law shall be exclusively held in such courts. Each party hereby agrees that any such court shall have exclusive *in personam* jurisdiction over such party and consents to service of process by notice sent by regular mail to the address set forth above and/or by any means authorized by Delaware law.

d. Force Majeure. Neither party shall be entitled to recover damages or terminate this Agreement by virtue of any delay or default in performance by the other party (other than a delay or default in the payment of money) if such delay or default is caused by Acts of God, government restrictions (including the denial or cancellation of any export or other necessary license), wars, insurrections and/or any other cause beyond the reasonable control of the party whose performance is affected; provided that the party experiencing the difficulty shall give the other prompt written notice following the occurrence of the cause relied upon, explaining the cause and its effect in reasonable detail. Dates by which performance obligations are scheduled to be met will be extended for a period of time equal to the time lost due to any delay so caused.

e. Language Construction. The language of this Agreement shall be construed in accordance with its fair meaning and not for or against any party. The parties acknowledge that each party and its counsel have reviewed and had the opportunity to participate in the drafting of this Agreement and, accordingly, that the rule of construction that would resolve ambiguities in favor of non-drafting parties shall not apply to the interpretation of this Agreement.

f. No Offer. The submission of this Agreement by any party for the review and/or execution by another party does not constitute an offer or reservation of rights for the benefit of any party. This Agreement shall become effective, and the parties shall become legally bound, only if and when all parties have executed this Agreement.

g. Signature in Counterparts. This Agreement may be signed in counterparts, each of which shall be deemed to be a fully-executed original.

h. Signature by Facsimile or Email. An original or authorized electronic signature transmitted by facsimile or email shall be deemed to be original for purposes of this Agreement.

i. Assignment. No party to this Agreement shall assign his or its rights or duties hereunder without the prior written consent of the other parties. Any attempted assignment without such prior written consent shall be null and void.

j. No Third Party Beneficiaries. Except as otherwise specifically provided in this Agreement, this Agreement is made for the sole benefit of the parties. No other persons shall have any rights or remedies by reason of this Agreement against any of the parties or shall be considered to be third party beneficiaries of this Agreement in any way.

k. Fiduciary Obligations. The parties intend that neither this Agreement nor any course of dealing shall create fiduciary obligations.

l. Binding Effect. This Agreement shall inure to the benefit of the respective heirs, legal representatives and permitted assigns of each party, and shall be binding upon the heirs, legal representatives, successors and assigns of each party.

m. Titles and Captions. All article, section and paragraph titles and captions contained in this Agreement are for convenience only and are not deemed a part of the context hereof.

n. Days. Any period of days mandated under this Agreement shall be determined by reference to calendar days, not business days, except that any payments, notices, or other performance falling due on a Saturday, Sunday, or federal government holiday shall be considered timely if paid, given, or performed on the next succeeding business day.

o. Entire Agreement**.** This Agreement constitutes the entire agreement between the parties with respect to its subject matter and supersedes all prior agreements and understandings.

14. **Miscellaneous.**

a. ANY DISPUTE OR CONTROVERSY BETWEEN THE CLIENT AND PROVIDER RELATING TO OR ARISING OUT OF THIS AGREEMENT WILL BE SETTLED BY ARBITRATION BEFORE AND UNDER THE RULES OF THE ARBITRATION COMMITIEE OF FINRA.

b. This Agreement is non-exclusive and shall not be construed to prevent either party from engaging in any other business activities

c. This Agreement will be binding upon all successors, assigns or transferees of Client. No assignment of this Agreement by either party will be valid unless the other party consents to such an assignment in writing. Either party may freely assign this Agreement to any

person or entity that acquires all or substantially all of its business or assets. Any assignment by the either party to any subsidiary that it may create or to a company affiliated with or controlled directly or indirectly by it will be deemed valid and enforceable in the absence of any consent from the other party.

d. THE CONSTRUCTION AND EFFECT OF EVERY PROVISION OF THIS AGREEMENT, THE RIGHTS OF THE PARTIES UNDER THIS AGREEMENT AND ANY QUESTIONS ARISING OUT OF THE AGREEMENT, WILL BE SUBJECT TO THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction will be applied against any party

f. If any provision or condition of this Agreement will be held to be invalid or unenforceable by any court, or regulatory or self-regulatory agency or body, the validity of the remaining provisions and conditions will not be affected and this Agreement will be carried out as if any such invalid or unenforceable provision or condition were not included in the Agreement.

g. This Agreement sets forth the entire agreement between the parties with respect to the subject matter hereof and supersedes any prior agreement relating to the subject matter herein. The Agreement may not be modified or amended except by written agreement.

h. This Agreement may be executed in multiple counterparts and by facsimile or electronic means, each of which shall be deemed an original but all of which together shall constitute one and the same agreement.

[SIGNATURES APPEAR ON FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

CLIENT: Munson Crowd Group LLC

By Signed by: Jack Litman C19A7F582A35475... Date: 11/24/2025
Name: Jack Litman
Title: Managing Member

Cultivate Capital Group, LLC:

By Signed by: Keith Bliss AB10C7DE7BEC4C9... Date: 11/25/2025
Name:
Title: CEO

FRANCHISE DISCLOSURE DOCUMENT

FRANCHISE DISCLOSURE DOCUMENT

BUFFALO WILD WINGS INTERNATIONAL, INC.
Three Glenlake Pkwy NE
Atlanta, GA 30328
(678) 514-4100
www.buffalowildwings.com

You will operate a Buffalo Wild Wings GO® Restaurant featuring chicken wings and other food and beverage products primarily for off-premises consumption.

The total investment necessary to begin operation of a BWW-GO Restaurant franchise ranges from $564,345 to $1,050,320. This includes $30,000 to $90,000 that must be paid to the franchisor or an affiliate. If you sign an Area Development Agreement to develop multiple BWW-GO Restaurants (we require a minimum of 5), the total investment necessary to begin operation of a BWW-GO Restaurant under the Area Development Agreement covering 5 to 10 BWW-GO Restaurants is $624,345 to $1,185,320. This includes $90,000 to $225,000 that must be paid to the franchisor or affiliate.

This disclosure document summarizes certain provisions of your franchise agreement and other information in plain English. Read this disclosure document and all accompanying agreements carefully. You must receive this disclosure document at least 14 calendar days before you sign a binding agreement with, or make any payment to, the franchisor or an affiliate in connection with the proposed franchise sale. Note, however, that no governmental agency has verified the information contained in this document.

You may wish to receive your Disclosure Document in another format that is more convenient for you. To discuss the availability of disclosures in different formats, contact the Buffalo Wild Wings Franchise Development Department at Three Glenlake Pkwy NE, Atlanta, Georgia 30328 and (678) 514-4100.

The terms of your contract will govern your franchise relationship. Don't rely on the disclosure document alone to understand your contract. Read all of your contracts carefully. Show your contract and this disclosure document to an advisor, like a lawyer or an accountant.

Buying a franchise is a complex investment. The information in this disclosure document can help you make up your mind. More information on franchising, such as "A Consumer's Guide to Buying a Franchise," which can help you understand how to use this disclosure document, is available from the Federal Trade Commission. You can contact the FTC at 1-877-FTC-HELP or by writing to the FTC at 600 Pennsylvania Avenue NW, Washington, D.C. 20580. You can also visit the FTC's home page at www.ftc.gov for additional information. Call your state agency or visit your public library for other sources of information on franchising.

There may also be laws on franchising in your state. Ask your state agencies about them.

Issuance Date: March 25, 2024

How to Use This Franchise Disclosure Document

Here are some questions you may be asking about buying a franchise and tips on how to find more information:

QUESTION	WHERE TO FIND INFORMATION
How much can I earn?	Item 19 may give you information about outlet sales, costs, profits or losses. You should also try to obtain this information from others, like current and former franchisees. You can find their names and contact information in Item 20 or Exhibits E and F.
How much will I need to invest?	Items 5 and 6 list fees you will be paying to the franchisor or at the franchisor's direction. Item 7 lists the initial investment to open. Item 8 describes the suppliers you must use.
Does the franchisor have the financial ability to provide support to my business?	Item 21 or Exhibit B includes financial statements. Review these statements carefully.
Is the franchise system stable, growing, or shrinking?	Item 20 summarizes the recent history of the number of company-owned and franchised outlets.
Will my business be the only BWW-GO Restaurant in my area?	Item 12 and the "territory" provisions in the franchise agreement describe whether the franchisor and other franchisees can compete with you.
Does the franchisor have a troubled legal history?	Items 3 and 4 tell you whether the franchisor or its management have been involved in material litigation or bankruptcy proceedings.
What's it like to be a BWW-GO Restaurant franchisee?	Item 20 or Exhibits E and F list current and former franchisees. You can contact them to ask about their experiences.
What else should I know?	These questions are only a few things you should look for. Review all 23 Items and all Exhibits in this disclosure document to better understand this franchise opportunity. See the table of contents.

What You Need To Know About Franchising *Generally*

Continuing responsibility to pay fees. You may have to pay royalties and other fees even if you are losing money.

Business model can change. The franchise agreement may allow the franchisor to change its manuals and business model without your consent. These changes may require you to make additional investments in your franchise business or may harm your franchise business.

Supplier restrictions. You may have to buy or lease items from the franchisor or a limited group of suppliers the franchisor designates. These items may be more expensive than similar items you could buy on your own.

Operating restrictions. The franchise agreement may prohibit you from operating a similar business during the term of the franchise. There are usually other restrictions. Some examples may include controlling your location, your access to customers, what you sell, how you market, and your hours of operation.

Competition from franchisor. Even if the franchise agreement grants you a territory, the franchisor may have the right to compete with you in your territory.

Renewal. Your franchise agreement may not permit you to renew. Even if it does, you may have to sign a new agreement with different terms and conditions in order to continue to operate your franchise business.

When your franchise ends. The franchise agreement may prohibit you from operating a similar business after your franchise ends even if you still have obligations to your landlord or other creditors.

Some States Require Registration

Your state may have a franchise law, or other law, that requires franchisors to register before offering or selling franchises in the state. Registration does not mean that the state recommends the franchise or has verified the information in this document. To find out if your state has a registration requirement, or to contact your state, use the agency information in Exhibit A.

Your state also may have laws that require special disclosures or amendments be made to your franchise agreement. If so, you should check the State Specific Addenda. See the Table of Contents for the location of the State Specific Addenda.

Special Risks to Consider About This Franchise

Certain states require that the following risk(s) be highlighted:

1. **Out-of-State Dispute Resolution.** The Franchise Agreement and Area Development Agreement require you to resolve disputes with the franchisor by litigation only in the then-current city of the franchisor's principal business office, which is currently Atlanta, Georgia. Out-of-state litigation may force you to accept a less favorable settlement for disputes. It may also cost you more to litigate with the franchisor in a state other than in your own state.

2. **Guarantor's Financial Condition**. Our guarantor's financial condition, as reflected in its financial statements (see Item 21), calls into question its financial ability to provide services and support to you.

Certain states may require other risks to be highlighted. Check the "State Specific Addenda" (if any) to see whether your state requires other risks to be highlighted.

THE FOLLOWING PROVISIONS APPLY ONLY TO TRANSACTIONS GOVERNED BY <u>THE MICHIGAN FRANCHISE INVESTMENT LAW</u>

THE STATE OF MICHIGAN PROHIBITS CERTAIN UNFAIR PROVISIONS THAT ARE SOMETIMES IN FRANCHISE DOCUMENTS. IF ANY OF THE FOLLOWING PROVISIONS ARE IN THESE FRANCHISE DOCUMENTS, THE PROVISIONS ARE VOID AND CANNOT BE ENFORCED AGAINST YOU:

(a) A prohibition on the right of a franchisee to join an association of franchisees.

(b) A requirement that a franchisee assent to a release, assignment, novation, waiver, or estoppel which deprives a franchisee of rights and protections provided in this act. This shall not preclude a franchisee, after entering into a franchise agreement, from settling any and all claims.

(c) A provision that permits a franchisor to terminate a franchise prior to the expiration of its term except for good cause. Good cause shall include the failure of the franchisee to comply with any lawful provision of the franchise agreement and to cure such failure after being given written notice thereof and a reasonable opportunity, which in no event need be more than 30 days, to cure such failure.

(d) A provision that permits a franchisor to refuse to renew a franchise without fairly compensating the franchisee by repurchase or other means for the fair market value at the time of expiration of the franchisee's inventory, supplies, equipment, fixtures, and furnishings. Personalized materials which have no value to the franchisor and inventory, supplies, equipment, fixtures, and furnishings not reasonably required in the conduct of the franchise business are not subject to compensation. This subsection applies only if: (i) the term of the franchise is less than 5 years and (ii) the franchisee is prohibited by the franchise or other agreement from continuing to conduct substantially the same business under another trademark, service mark, trade name, logotype, advertising, or other commercial symbol in the same area subsequent to the expiration of the franchise or the franchisee does not receive at least 6 months advance notice of franchisor's intent not to renew the franchise.

(e) A provision that permits the franchisor to refuse to renew a franchise on terms generally available to other franchisees of the same class or type under similar circumstances. This section does not require a renewal provision.

(f) A provision requiring that arbitration or litigation be conducted outside this state. This shall not preclude the franchisee from entering into an agreement, at the time of arbitration, to conduct arbitration at a location outside this state.

(g) A provision which permits a franchisor to refuse to permit a transfer of ownership of a franchise, except for good cause. This subdivision does not prevent a franchisor from exercising a right of first refusal to purchase the franchise. Good cause shall include, but is not limited to:

(1) The failure of the proposed transferee to meet the franchisor's then current reasonable qualifications or standards.

(2) The fact that the proposed transferee is a competitor of the franchisor or subfranchisor.

(3) The unwillingness of the proposed transferee to agree in writing to comply with all lawful obligations.

(4) The failure of the franchisee or proposed transferee to pay any sums owing to the franchisor or to cure any default in the franchise agreement existing at the time of the proposed transfer.

(h) A provision that requires the franchisee to resell to the franchisor items that are not uniquely identified with the franchisor. This subdivision does not prohibit a provision that grants to a franchisor a right of first refusal to purchase the assets of a franchise on the same terms and conditions as a bona fide third party willing and able to purchase those assets, nor does this subdivision prohibit a provision that grants the franchisor the right to acquire the assets of a franchise for the market or appraised value of such assets if the franchisee has breached the lawful provisions of the franchise agreement and has failed to cure the breach in the manner provided in subdivision (c).

(i) A provision which permits the franchisor to directly or indirectly convey, assign, or otherwise transfer its obligations to fulfill contractual obligations to the franchisee unless provision has been made for providing the required contractual services.

If the franchisor's most recent financial statements are unaudited and show a net worth of less than $100,000.00, the franchisee may request the franchisor to arrange for the escrow of initial investment and other funds paid by the franchisee until the obligations, if any, of the franchisor to provide real estate, improvements, equipment, inventory, training or other items included in the franchise offering are fulfilled. At the option of the franchisor, a surety bond may be provided in place of escrow.

THE FACT THAT THERE IS A NOTICE OF THIS OFFERING ON FILE WITH THE ATTORNEY GENERAL DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION, OR ENDORSEMENT BY THE ATTORNEY GENERAL.

Any questions regarding this notice should be directed to:

State of Michigan
Department of Attorney General
Consumer Protection Division
Attention: Franchise
670 G. Mennen Williams Building
525 West Ottawa
Lansing, Michigan 48933
Telephone Number: (517) 335-7567

TABLE OF CONTENTS

PAGE

EXHIBITS

ITEM 1
THE FRANCHISOR, AND ANY PARENTS, PREDECESSORS AND AFFILIATES

To simplify the language in this franchise disclosure document, "we" or "us" means Buffalo Wild Wings International, Inc., the franchisor. "You" means the person or entity that buys the franchise. If you are a corporation, partnership or other entity, your Principal Owners (defined in Item 15) must sign the Guaranty and Assumption of Obligations, which means that all of the provisions of the Franchise Agreement (Exhibit C) also will apply to them.

We are an Ohio corporation incorporated on May 21, 1990, under the name bw-3 Franchise Systems, Inc. We changed our name to Buffalo Wild Wings International, Inc. on March 26, 2001. Our principal business address is Three Glenlake Pkwy NE, Atlanta, Georgia 30328. We do business under the names "Buffalo Wild Wings" and "Buffalo Wild Wings GO." We have no predecessors. We are a wholly-owned subsidiary of one of our parents, Buffalo Wild Wings, Inc., a Minnesota corporation (our "Parent"). Our Parent's principal business address is the same as our address. We began offering franchises in the United States for BWW-GO Restaurants (defined below) in December 2020. An affiliate has operated BWW-GO Restaurants since May 2020. As of December 31, 2023, there were 79 BWW-GO Restaurants operating in the United States (31 franchised and 48 company-owned).

We have never operated a BWW-GO Restaurant and, except as noted in this Item, we do not offer, and have never offered, franchises in any other line of business. We have no other business activities except those described here. If we have an agent for service of process in your state, we disclose that agent in Exhibit A. Except as described in this Item 1, we have no affiliates that offer franchises in any line of business or provide products or services to BWW-GO Restaurant franchisees.

The BWW-GO Restaurant Franchise Opportunity

We grant franchises for restaurants that feature chicken wings and other food and beverage products primarily for off-premises consumption using our standards and specifications and that operate under the System (defined below) and the Buffalo Wild Wings GO® trademark and other Trademarks (defined below). We call these establishments "BWW-GO Restaurants," and we call the BWW-GO Restaurant that you operate under the Franchise Agreement your "Restaurant." Your Restaurant will offer the Menu Items (defined below) and operate at a location we accept (the "Authorized Location") and within a trade area that we designate (the "Designated Area"). The "System" means the BWW-GO Restaurant franchise system, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may periodically modify and change. "Trademarks" means the Buffalo Wild Wings GO® trademark and service mark and other trademarks, service marks, trade names and logos, as we may periodically modify and change them, and the trade dress and other commercial symbols used in the Restaurant. "Menu Items" means the chicken wings, chicken tenders and other

products and beverages prepared according to our specified recipes and procedures, as we may periodically modify and change them, that we periodically authorize for sale at your Restaurant.

We offer to qualified entities the right to develop multiple BWW-GO Restaurants within a designated territory ("Development Territory") under the terms of the Area Development Agreement (Exhibit D). The Area Development Agreement will specify the number of BWW-GO Restaurants you will develop over a specified period (the "Development Schedule"). Either you or approved Developer Subsidiaries (defined below) may develop the BWW-GO Restaurants in the Development Territory. "Developer Subsidiary" means a corporation, limited liability company or other business entity of which you own at least 80% of the issued and outstanding ownership interests. You or your Developer Subsidiary will sign our then current form of Franchise Agreement for each BWW-GO Restaurant developed in the Development Territory, which currently is the form of Franchise Agreement in this disclosure document but could in the future differ from that form. However, if you fully comply with the Area Development Agreement, each Franchise Agreement that the Area Development Agreement covers will reflect the franchise fee specified in Item 5.

We also offer to qualified entities the right to develop a BWW-GO Restaurant at certain locations that are by their nature are unique and separate in character from sites generally developed as a BWW-GO Restaurant. Those locations ("Non-Traditional Locations") include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories. You will sign our then current form of Franchise Agreement and Non-Traditional Rider for each BWW-GO Restaurant developed at a Non-Traditional Location.

Multi-Brand Locations

We have an arrangement with Arby's Franchisor, LLC, Dunkin' Donuts Franchising LLC, Baskin-Robbins Franchising LLC, Jimmy John's Franchisor SPV, LLC, and Sonic Franchising LLC (each an "Other Franchisor") whereby we, together with the applicable Other Franchisor(s), may offer certain qualified prospects the right to develop and operate a BWW-GO Restaurant at the same location as, and in combination with, an Arby's® restaurant, Dunkin'® restaurant, Baskin-Robbins® restaurant, Jimmy John's® restaurant, and/or Sonic® restaurant (collectively, the "Other Restaurants" and together with a BWW-GO Restaurant, the "Multi-Brand Location").

We expect Multi-Brand Locations to contain a BWW-GO Restaurant and one or more Other Restaurants. The Multi-Brand Location will offer and sell a range of products authorized to be sold under the System and Trademarks, and the franchise system and trademarks of the Other Franchisor(s). The BWW-GO Restaurant and Other Restaurant(s) operating from the Multi-Brand

Location may require separate point of sale systems, employees, uniforms, branding, and more for each restaurant.

To operate a BWW-GO Restaurant at a Multi-Brand Location, you (and/or your affiliate) must (i) enter into a Franchise Agreement and the Multi-Brand Addendum attached to this disclosure document as Exhibit C-3 (the "Multi-Brand Addendum") with us for the operation of a BWW-GO Restaurant, and (ii) enter into a franchise and multi-brand addendum for the applicable Other Restaurant(s) with each applicable Other Franchisor for the operation of the Other Restaurant (collectively, each an "Other Franchise Agreement"). We will not grant you the right to operate a BWW-GO Restaurant at a Multi-Brand Location unless each applicable Other Franchisor grants you the right to operate the Other Restaurant and permits that Other Restaurant to be operated at a Multi-Brand Location. The terms each Other Franchisor's franchise offering, franchise agreement, and related agreements are disclosed in the Other Franchisor's franchise disclosure document, which you must obtain from that Other Franchisor.

Unless otherwise noted, the disclosures in this disclosure document apply to BWW-GO Restaurants that are operated at Multi-Brand Locations.

The Market and Competition

Your Restaurant will offer food products to the general public and the sales are not seasonal. Your competitors include other restaurants, particularly those offering similar food products, including national or regional franchise systems and other chains. We believe that the market for delivery, carry-out and on-premises dining of chicken wings, chicken tenders and other similar products is well developed.

Laws, Rules and Regulations

Federal and state laws exist that govern the food service industry (including health, sanitation and safety regulations regarding food storage, preparation and safety). You must comply with these laws and other laws that apply to businesses generally. In addition to laws and regulations that apply to businesses generally, your Restaurant must comply with various federal, state and local government regulations, including those relating to site location and building construction, such as the Americans with Disabilities Act; FDA menu labeling requirements; minimum wage laws; laws governing the storage, preparation and sale of food products, including meat products, and health, sanitation and safety regulations relating to food service; laws, ordinances, rules and regulations concerning marketing practices, including the Telephone Consumer Protection Act, CAN-SPAM Act, the Telemarketing Sales Rule; and other relevant laws (including Consumer Product Safety Improvement Act certifications for giveaways or other items in the Restaurant characterized as "children's products"). Some state and local authorities have also adopted, or are considering adopting, laws or regulations that would affect the content or make-up of food served in BWW-GO Restaurants, such as the level of trans fats and sodium contained in a food item. Additionally, the Patient Protection and Affordable Health Care Act requires employers of a certain size to provide health insurance to its employees, and the Menu Labeling Provisions of the Act require certain BWW-GO Restaurants and retail food establishments to post caloric information on menus and menu boards and to provide additional written nutrition information to consumers upon request. You should consider these and other laws and regulations when

evaluating your purchase of a franchise. It is your sole responsibility to obtain and keep in force all necessary licenses and permits that public authorities require.

Buffalo Wild Wings Sports Bars

We also grant franchises for, and some of our affiliates operate, sports entertainment-oriented, casual/fast casual sports bars that feature chicken wings, sandwiches and other products, alcoholic and other beverages, and related services and that operate under the Buffalo Wild Wings® trademarks. We call these establishments "Buffalo Wild Wings Sports Bars." We have never operated a Buffalo Wild Wings Sports Bar, although our related companies have owned and operated Buffalo Wild Wings Sports Bars since 1982. We began offering franchises in the United States for Buffalo Wild Wings Sports Bars in April 1991 under the names "bw-3" and "Buffalo Wild Wings and Weck." As of December 31, 2023, there were 1,185 Buffalo Wild Wings Sports Bars operating in the United States (533 franchised and 652 company-owned) and 65 franchised Buffalo Wild Wings or B-Dubs restaurants operating outside the United States.

Certain Buffalo Wild Wings Affiliates

One of our affiliates, Inspire International, Inc. ("Inspire International"), was incorporated under the name BWLD Global III, Inc. Inspire International's principal address is the same as our address. On October 14, 2021, BWLD Global III, Inc. merged with its affiliates Arby's International, Inc. and Sonic International, Inc., with Inspire International as the surviving entity. As part of that restructuring, BWLD Global III, Inc. changed its name to Inspire International, Inc. Inspire International has directly offered and granted franchises for Buffalo Wild Wings Sports Bars operating outside the United States since its formation in October 2019 and acquired the existing development agreements and franchise agreements for Buffalo Wild Wings Sports Bars outside the United States in December 2019. Inspire International, directly or through its predecessor Arby's International, Inc., has offered franchises and master franchises for Arby's restaurants outside the United States, Canada, Turkey and Qatar since May 2016. Inspire International, directly or through its predecessor Sonic International, Inc., has offered franchises for Sonic restaurants outside the United States since November 2019. Lastly, Inspire International has directly offered franchises for Jimmy John's restaurants outside the United States since November 2022. Inspire International has never operated or offered franchises for BWW-GO Restaurants.

In addition to the above, the following affiliates offer and sell franchises internationally: DB Canadian Franchising ULC ("DB Canada"), DDBR International LLC ("DB China"), DD Brasil Franchising Ltda. ("DB Brasil"), DB Mexican Franchising LLC ("DB Mexico"), and BR UK Franchising LLC ("BR UK"). All of Inspire Brands' franchisors have a principal place of business at Three Glenlake Parkway NE, Atlanta, Georgia 30328 and, other than as described below for Arby's, have not offered franchises in any other line of business. DB Canada was formed in May 2006 and has, directly or through its predecessors, offered and sold Dunkin' and Baskin-Robbins franchises in Canada since January 1972. DB China has offered and sold Baskin-Robbins franchises in China since its formation in March 2006. DB Brasil has offered and sold Dunkin' and Baskin-Robbins franchises in Brazil since its formation in May 2014. DB Mexico has offered and sold Dunkin' franchises in Mexico since its formation in October 2006. BR UK has offered and sold Baskin-Robbins franchises in the UK since its formation in December 2014.

Except as described herein, none of the international franchisors have offered franchises in any other line of business or operated a BWW GO restaurant.

Inspire Brands

Another of our parent companies is Inspire Brands, Inc. ("Inspire Brands"), whose principal business address is the same as our address. Inspire Brands is a global, multi-brand restaurant company, launched upon completion of the merger between a parent of the Arby's brand and a parent of the Buffalo Wild Wings brand in February 2018. Subsidiaries of Inspire Brands listed below are our affiliates who own and administer the network of franchised and company-owned restaurants operating under the Arby's, Buffalo Wild Wings, Jimmy John's, Sonic, Dunkin' and Baskin-Robbins brands. Unless otherwise stated, all Inspire Brands' subsidiaries share our principal business address. Except as described below, none of Inspire Brands' subsidiaries have ever operated or offered franchises for BWW-GO Restaurants or offered franchises in any other line of business.

The Arby's brand, founded in 1964, is known for its slow-roasted, freshly-sliced roast beef and other deli-style sandwiches. It is the second-largest sandwich restaurant brand in the world. Arby's Franchisor, LLC ("Arby's Franchisor") is the franchisor of Arby's restaurants in the United States, Canada, Turkey and Qatar. Arby's Franchisor has offered franchises for Arby's restaurants since December 2015, but its predecessors have been franchising Arby's restaurants since 1965. Inspire International, directly or through its predecessor Arby's International, Inc., has offered franchises and master franchises for Arby's restaurants outside the United States since May 2016. Predecessors and former affiliates of Arby's Franchisor have, in the past, offered franchises for other restaurant concepts including T.J. Cinnamon's® stores that served gourmet baked goods. All of the T.J. Cinnamon's locations have closed. As of December 31, 2023, there were 3,413 Arby's restaurants operating in the United States (2,316 franchised and 1,097 company-owned), and 200 franchised Arby's restaurants operating internationally and in Puerto Rico.

Dunkin' Donuts Franchising LLC ("DD") is the franchisor of Dunkin' restaurants in the United States and certain international territories. Baskin-Robbins Franchising LLC ("BR") is the franchisor of Baskin-Robbins restaurants in the United States and certain international territories. DD and BR became subsidiaries of Inspire Brands in December 2020. Dunkin' restaurants offer doughnuts, coffee, espresso, breakfast sandwiches, bagels, muffins, compatible bakery products, croissants, snacks, sandwiches and beverages. BR franchises Baskin-Robbins restaurants that offer ice cream, ice cream cakes and related frozen products, beverages and other products and services. DD has offered franchises for Dunkin' restaurants, and BR has offered franchises for Baskin-Robbins restaurants, since March 2006. Dunkin' Donuts Franchising LLC ("DD") is the franchisor of Dunkin' restaurants in the United States and certain international territories. Baskin-Robbins Franchising LLC ("BR") is the franchisor of Baskin-Robbins restaurants in the United States and certain international territories. DD and BR became subsidiaries of Inspire Brands in December 2020. Dunkin' restaurants offer doughnuts, coffee, espresso, breakfast sandwiches, bagels, muffins, compatible bakery products, croissants, snacks, sandwiches and beverages. BR franchises Baskin-Robbins restaurants that offer ice cream, ice cream cakes and related frozen products, beverages and other products and

services. DD has offered franchises for Dunkin' restaurants, and BR has offered franchises for Baskin-Robbins restaurants, since March 2006. As of December 31, 2023, there were 9,580 Dunkin' restaurants operating in the United States (9,548 franchised and 32 company-owned). Of those 9,580 restaurants, 8,295 were single-branded Dunkin' restaurants, 2 were franchised Dunkin' restaurants operating at Multi-Brand Locations, and 1,283 were franchised Dunkin' and Baskin-Robbins combo restaurants. Additionally, as of December 31, 2023, there were 4,210 single-branded franchised Dunkin' restaurants operating internationally. As of December 31, 2023, there were 2,261 franchised Baskin-Robbins restaurants operating in the United States. Of those 2,261 restaurants, 977 were single-branded Baskin-Robbins restaurants, 1 was a Baskin-Robbins restaurant operating at a Multi-Brand Location, and 1,283 were Dunkin' and Baskin-Robbins combo restaurants. Additionally, as of December 31, 2023, there 5,383 single-branded franchised Baskin-Robbins restaurants operating internationally and in Puerto Rico.

Jimmy John's Franchisor SPV, LLC ("JJF") is a franchisor of restaurants operating under the JIMMY JOHN'S® trade name and business system that feature high-quality deli sandwiches, fresh baked breads, and other food and beverage products. JJF became an Affiliated Program through an acquisition in October 2016 and became part of Inspire Brands by merger in 2019. JJF and its predecessor have been franchising since 1993. JJF has not offered franchises in any other line of business. As of December 31, 2023, there were 2,644 JIMMY JOHN'S® Restaurants operating in the United States (2,604 franchised and 40 company-owned). Of those 2,644 restaurants, 2,641 were singled-branded Jimmy John's restaurants and 3 were franchised Jimmy John's restaurants operating at multi-brand locations.

Sonic Franchising LLC ("Sonic") became an Inspire Brands subsidiary in December 2018. Sonic has offered franchises for Sonic Drive-In restaurants, which serve hot dogs, hamburgers and other sandwiches, tater tots and other sides, a full breakfast menu and frozen treats and other drinks, since May 2011. As of December 31, 2023, there were 3,521 Sonic Drive-Ins operating in the United States (3,195 franchised and 326 company-owned).

Other Affiliated Franchise Programs

Through control with private equity funds managed by Roark Capital Management, LLC, an Atlanta-based private equity firm, we are affiliated with the following franchise programs ("Affiliated Programs"). None of these affiliates operate a BWW-GO Restaurant.

GoTo Foods Inc. ("GoTo Foods") is the indirect parent company to seven franchisors, including: Auntie Anne's Franchisor SPV LLC ("Auntie Anne's"), Carvel Franchisor SPV LLC ("Carvel"), Cinnabon Franchisor SPV LLC ("Cinnabon"), Jamba Juice Franchisor SPV LLC ("Jamba"), McAlister's Franchisor SPV LLC ("McAlister's"), Moe's Franchisor SPV LLC ("Moe's"), and Schlotzsky's Franchisor SPV LLC ("Schlotzsky's"). All seven GoTo Foods franchisors have a principal place of business at 5620 Glenridge Drive NE, Atlanta, GA 30342 and have not offered franchises in any other line of business.

Auntie Anne's franchises Auntie Anne's® shops that offer soft pretzels, lemonade, frozen drinks and related foods and beverages. In November 2010, the Auntie Anne's system became affiliated with GoTo Foods through an acquisition. Auntie Anne's predecessor began

offering franchises in January 1991. As of December 31, 2023, there were 1,156 franchised and 11 company-owned Auntie Anne's shops in the United States and 817 franchised Auntie Anne's shops outside the United States.

Carvel franchises Carvel® ice cream shoppes and is a leading retailer of branded ice cream cakes in the United States and a producer of premium soft-serve ice cream. The Carvel system became an Affiliated Program in October 2001 and became affiliated with GoTo Foods in November 2004. Carvel's predecessor began franchising retail ice cream shoppes in 1947. As of December 31, 2023, there were 324 franchised Carvel shoppes in the United States and 29 franchised Carvel shoppes outside the United States.

Cinnabon franchises Cinnabon® bakeries that feature oven-hot cinnamon rolls, as well as other baked treats and specialty beverages. It also licenses independent third parties to operate domestic and international franchised Cinnabon® bakeries and Seattle's Best Coffee® franchises on military bases in the United States and in certain international countries, and to use the Cinnabon trademarks on products dissimilar to those offered in Cinnabon bakeries. In November 2004, the Cinnabon system became affiliated with GoTo Foods through an acquisition. Cinnabon's predecessor began franchising in 1990. As of December 31, 2023, there were 952 franchised and 22 company-owned Cinnabon bakeries in the United States and 952 franchised Cinnabon bakeries outside the United States. In addition, as of December 31, 2023, there were 185 franchised Seattle's Best Coffee units outside the United States.

Jamba franchises Jamba® stores that feature a wide variety of fresh blended-to-order smoothies and other cold or hot beverages and offer fresh squeezed juices and portable food items to customers who come for snacks and light meals. Jamba has offered JAMBA® franchises since October 2018. In October 2018, Jamba became affiliated with GoTo Foods through an acquisition. Jamba's predecessor began franchising in 1991. As of December 31, 2023, there were approximately 733 franchised Jamba stores in the United States and 57 franchised Jamba stores outside the United States.

McAlister's franchises McAlister's Deli® restaurants which offer a line of deli foods, including hot and cold deli sandwiches, baked potatoes, salads, soups, desserts, iced tea and other food and beverage products. The McAlister's system became an Affiliated Program through an acquisition in July 2005 and became affiliated with GoTo Foods in October 2013. McAlister's or its predecessor have been franchising since 1999. As of December 31, 2023, there were 506 domestic franchised McAlister's restaurants and 33 company-owned restaurants operating in the United States.

Moe's franchises Moe's Southwest Grill® fast casual restaurants which feature fresh-mex and southwestern food. In August 2007, the Moe's system became affiliated with GoTo Foods through an acquisition. Moe's predecessor began offering Moe's Southwest Grill franchises in 2001. As of December 31, 2023, there were 606 franchised and six company-owned Moe's Southwest Grill restaurants in the United States.

Schlotzsky's franchises Schlotzsky's® quick-casual restaurants which feature sandwiches, pizza, soups, and salads. Schlotzsky's signature items are its "fresh-from-scratch" sandwich buns and pizza crusts that are baked on-site every day. In November 2006, the

Schlotzsky's system became affiliated with GoTo Foods through an acquisition. Schlotzsky's restaurant franchises have been offered since 1976. As of December 31, 2023, there were 295 franchised Schlotzsky's restaurants and 22 company-owned restaurants operating in the United States.

Primrose School Franchising SPE, LLC ("Primrose") is a franchisor that offers franchises for the establishment, development and operation of educational childcare facilities serving families with children from 6 weeks to 12 years old operating under the Primrose® name. Primrose's principal place of business is 3200 Windy Hill Road SE, Suite 1200E, Atlanta GA 30339. Primrose became an Affiliated Program through an acquisition in June 2008. Primrose and its affiliates have been franchising since 1988. As of December 31, 2023, there were 505 franchised Primrose facilities in the United States. Primrose has not offered franchises in any other line of business.

ME SPE Franchising, LLC ("Massage Envy") is a franchisor of businesses that offer professional therapeutic massage services, facial services, and related goods and services under the name "Massage Envy®" since 2019. Massage Envy's principal place of business is 14350 North 87th Street, Suite 200, Scottsdale, Arizona 85260. Massage Envy's predecessor began operation in 2003, commenced franchising in 2010, and became an Affiliated Program through an acquisition in 2012. As of December 31, 2023, there were 1,053 Massage Envy locations operating in the United States, including 1044 operated as total body care Massage Envy businesses and 9 operated as traditional Massage Envy businesses. Additionally, Massage Envy's predecessor previously sold franchises for regional developers, who acquired a license for a defined region in which they were required to open and operate a designated number of Massage Envy locations either by themselves or through franchisees that they would solicit. As of December 31, 2023, there were 9 regional developers operating 11 regions in the United States. Massage Envy has not offered franchises in any other line of business.

CKE Inc. ("CKE"), through two indirect wholly-owned subsidiaries (Carl's Jr. Restaurants LLC and Hardee's Restaurants LLC), owns, operates and franchises quick serve restaurants operating under the Carl's Jr.® and Hardee's ® trade names and business systems. Carl's Jr. restaurants and Hardee's restaurants offer a limited menu of breakfast, lunch and dinner products featuring charbroiled 100% Black Angus Thickburger® sandwiches, Hand-Breaded Chicken Tenders, Made from Scratch Biscuits and other related quick serve menu items. A small number of Hardee's Restaurants offer Red Burrito® Mexican food products through a Dual Concept Restaurant. A small number of Carl's Jr. Restaurants offer Green Burrito® Mexican food products through a Dual Concept Restaurant. CKE Inc.'s principal place of business is 6700 Tower Circle, Suite 1000, Franklin, Tennessee. In December 2013, CKE Inc. became an Affiliated Program through an acquisition. Hardee's restaurants have been franchised since 1961. As of January 29, 2024, there were 204 company-operated Hardee's restaurants and there were 1,406 domestic franchised Hardee's restaurants, including 136 Hardee's/Red Burrito Dual Concept restaurants. Additionally, there were 458 franchised Hardee's restaurants operating outside the United States. Carl's Jr. restaurants have been franchised since 1984. As of January 29, 2024, there were 49 company-operated Carl's Jr. restaurants, and there were 1,019 domestic franchised Carl's Jr. restaurants, including 243 Carl's Jr./Green Burrito Dual Concept restaurants. In addition, there were 661 franchised Carl's Jr. restaurants operating outside the United States. Neither CKE nor

its subsidiaries that operate the above-described franchise systems have offered franchises in any other line of business.

Driven Holdings, LLC ("Driven Holdings") is the indirect parent company to nine franchisors, including Meineke Franchisor SPV LLC ("Meineke"), Maaco Franchisor SPV LLC ("Maaco"), Merlin Franchisor SPV LLC ("Merlin"), Econo Lube Franchisor SPV LLC ("Econo Lube"), 1-800-Radiator Franchisor SPV LLC ("1-800-Radiator"), CARSTAR Franchisor SPV LLC ("CARSTAR"), Take 5 Franchisor SPV LLC ("Take 5"), ABRA Franchisor SPV LLC ("ABRA") and FUSA Franchisor SPV LLC ("FUSA"). In April 2015, Driven Holdings and its franchised brands at the time (which included Meineke, Maaco, Merlin and Econo Lube) became Affiliated Programs through an acquisition. Subsequently, through acquisitions in June 2015, October 2015, March 2016, September 2019, and April 2020, respectively, the 1-800-Radiator, CARSTAR, Take 5, ABRA and FUSA brands became Affiliated Programs. The principal business address of Meineke, Maaco, Econo Lube, Merlin, CARSTAR, Take 5, Abra and FUSA is 440 South Church Street, Suite 700, Charlotte, North Carolina 28202. 1-800-Radiator's principal business address is 4401 Park Road, Benicia, California 94510. None of these franchise systems have offered franchises in any other line of business.

Meineke franchises automotive centers that offer to the general public automotive repair and maintenance services that it authorizes periodically. These services currently include repair and replacement of exhaust system components, brake system components, steering and suspension components (including alignment), belts (V and serpentine), cooling system service, CV joints and boots, wiper blades, universal joints, lift supports, motor and transmission mounts, trailer hitches, air conditioning, state inspections, tire sales, tune ups and related services, transmission fluid changes and batteries. Meineke and its predecessors have offered Meineke center franchises since September 1972, and Meineke's affiliate has owned and operated Meineke centers on and off since March 1991. As of December 30, 2023, there were 698 franchised Meineke centers, 22 franchised Meineke centers co-branded with Econo Lube, and no company-owned Meineke centers or company-owned Meineke centers co-branded with Econo Lube operating in the United States.

Maaco and its predecessors have offered Maaco center franchises since February 1972 providing automotive collision and paint refinishing. As of December 30, 2023, there were 373 franchised Maaco centers and no company-owned Maaco centers in the United States.

Merlin franchises shops that provide automotive repair services specializing in vehicle longevity, including the repair and replacement of automotive exhaust, brake parts, ride and steering control system and tires. Merlin and its predecessors offered franchises from July 1990 to February 2006 under the name "Merlin Muffler and Brake Shops," and have offered franchises under the name "Merlin Shops" since February 2006. As of December 30, 2023, there were 22 Merlin franchises and no company-owned Merlin shops located in the United States.

Econo Lube offers franchises that provide oil change services and other automotive services including brakes, but not including exhaust systems. Econo Lube's predecessor began offering franchises in 1980 under the name "Muffler Crafters" and began offering franchises under the name "Econo Lube N' Tune" in 1985. As of December 30, 2023, there were 9 Econo

Lube N' Tune franchises and 12 Econo Lube N' Tune franchises co-branded with Meineke centers in the United States, which are predominately in the western part of the United States, including California, Arizona, and Texas, and no company-owned Econo Lube N' Tune locations in the United States.

1-800-Radiator franchises distribution warehouses selling radiators, condensers, air conditioning compressors, fan assemblies and other automotive parts to automotive shops, chain accounts and retail consumers. 1-800-Radiator and its predecessor have offered 1-800-Radiator franchises since 2004. As of December 30, 2023, there were 196 1-800-Radiator franchises in operation in the United States. 1-800-Radiator's affiliate has owned and operated 1-800-Radiator warehouses since 2001 and, as of December 30, 2023, owned and operated 1 1-800-Radiator warehouse in the United States.

CARSTAR offers franchises for full-service automobile collision repair facilities providing repair and repainting services for automobiles and trucks that suffered damage in collisions. CARSTAR's business model focuses on insurance-related collision repair work arising out of relationships it has established with insurance company providers. CARSTAR and its affiliates first offered conversion franchises to existing automobile collision repair facilities in August 1989 and began offering franchises for new automobile repair facilities in October 1995. As of December 30, 2023, there were 455 franchised CARSTAR facilities and no company-owned facilities operating in the United States.

Take 5 franchises motor vehicle centers that offer quick service, customer-oriented oil changes, lubrication and related motor vehicle services and products. Take 5 commenced offering franchises in March 2017, although the Take 5 concept started in 1984 in Metairie, Louisiana. As of December 30, 2023, there were 325 franchised Take 5 outlets and 643 company-owned Take 5 outlets operating in the United States.

Abra franchises repair and refinishing centers that offer high quality auto body repair and refinishing and auto glass repair and replacement services at competitive prices. Abra and its predecessor have offered Abra franchises since 1987. As of December 30, 2023, there were 57 franchised Abra repair centers and no company-owned repair centers operating in the United States.

FUSA franchises collision repair shops specializing in auto body repair work and after-collision services. FUSA has offered Fix Auto shop franchises since July 2020, although its predecessors have offered franchise and license arrangements for Fix Auto shops on and off from April 1998 to June 2020. As of December 30, 2023, there were 203 franchised Fix Auto repair shops operating in the United States, 9 of which are operated by FUSA's affiliate under a franchise agreement with FUSA.

Driven Holdings is also the indirect parent company to the following franchisors that offer franchises in Canada: (1) Meineke Canada SPV LP and its predecessors have offered Meineke center franchises in Canada since August 2004; (2) Maaco Canada SPV LP and its predecessors have offered Maaco center franchises in Canada since 1983; (3) 1-800-Radiator Canada, Co. has offered 1-800-Radiator warehouse franchises in Canada since April 2007; (4) Carstar Canada SPV LP and its predecessors have offered CARSTAR franchises in Canada

since September 2000; (5) Take 5 Canada SPV LP and its predecessor have offered Take 5 franchises in Canada since November 2019; (6) Driven Brands Canada Funding Corporation and its predecessors have offered UniglassPlus and Uniglass Express franchises in Canada since 1985 and 2015, respectively, Vitro Plus and Vitro Express franchises in Canada since 2002, and Docteur du Pare Brise franchises in Canada since 1998; (7) Go Glass Franchisor SPV LP and its predecessors have offered Go! Glass & Accessories franchises since 2006 and Go! Glass franchises since 2017 in Canada; and (8) Star Auto Glass Franchisor SPV LP and its predecessors have offered Star Auto Glass franchises in Canada since approximately 2012.

As of December 30, 2023, there were: (i) 15 franchised Meineke centers and no company-owned Meineke centers in Canada; (ii) 18 franchised Maaco centers and no company-owned Maaco centers in Canada; (iii) 10 1-800-Radiator franchises and no company-owned 1-800-Radiator locations in Canada; (iv) 313 franchised CARSTAR facilities and 1 company-owned CARSTAR facility in Canada; (v) 30 franchised Take 5 outlets and 7 company-owned Take 5 outlets in Canada; (vi) 57 franchised UniglassPlus businesses, 27 franchised UniglassPlus/Ziebart businesses, and 5 franchised Uniglass Express businesses in Canada, and 2 company-owned UniglassPlus businesses and 1 company-owned UniglassPlus/Ziebart business in Canada; (vii) 10 franchised VitroPlus businesses, 57 franchised VitroPlus/Ziebart businesses, and 4 franchised Vitro Express businesses in Canada, and 3 company-owned VitroPlus businesses and no company-owned VitroPlus/Ziebart businesses in Canada; (viii) 32 franchised Docteur du Pare Brise businesses and no company-owned Docteur du Pare Brise businesses in Canada; (ix) 12 franchised Go! Glass & Accessories businesses and no franchised Go! Glass business in Canada, and 8 company-owned Go! Glass & Accessories businesses and no company-owned Go! Glass businesses in Canada; and (x) 8 franchised Star Auto Glass businesses and no company-owned Star Auto Glass businesses in Canada.

In January 2022, Driven Brands acquired Auto Glass Now's repair locations. As of December 30, 2023, there were more than 220 repair locations operating under the AUTOGLASSNOW® name in the United States ("AGN Repair Locations"). AGN Repair Locations offer auto glass calibration and windshield repair and replacement services. In the future, AGN Repair Locations may offer products and services to Driven Brands' affiliates and their franchisees in the United States, and/or Driven Brands may decide to offer franchises for AGN Repair Locations in the United States.

ServiceMaster Systems LLC is the direct parent company to three franchisors operating five franchise brands in the United States: Merry Maids SPE LLC ("Merry Maids"), ServiceMaster Clean/Restore SPE LLC ("ServiceMaster") and Two Men and a Truck SPE LLC ("Two Men and a Truck"). Merry Maids and ServiceMaster became Affiliated Programs through an acquisition in December 2020. Two Men and a Truck became an Affiliated Program through an acquisition on August 3, 2021.The three franchisors have a principal place of business at One Glenlake Parkway, Suite 1400, Atlanta, Georgia 30328 and have never offered franchises in any other line of business.

Merry Maids franchises residential house cleaning businesses under the Merry Maids® mark. Merry Maids' predecessor began business and started offering franchises in 1980. As of December 31, 2023, there were 813 Merry Maid franchises in the United States.

ServiceMaster franchises (i) businesses that provide disaster restoration and heavy-duty cleaning services to residential and commercial customers under the ServiceMaster Restore® mark and (ii) businesses that provide contracted janitorial services and other cleaning and maintenance services under the ServiceMaster Clean® mark. ServiceMaster's predecessor began offering franchises in 1952. As of December 31, 2023, there were 619 ServiceMaster Clean franchises and 2,064 ServiceMaster Restore franchises in the United States.

Two Men and a Truck franchises (i) businesses that provide moving services and related products and services, including packing, unpacking and the sale of boxes and packing materials under the Two Men and a Truck® mark and (ii) businesses that provide junk removal services under the Two Men and a Junk Truck™ mark. Two Men and a Truck's predecessor began offering moving franchises in February 1989. Two Men and a Truck began offering Two Men and a Junk Truck franchises in 2023. As of December 31, 2023, there were 313 Two Men and a Truck franchises and three company-owned Two Men and a Truck businesses in the United States. As of December 31, 2023, there were 20 Two Men and a Junk Truck franchises in the United States.

Affiliates of ServiceMaster Systems LLC also offer franchises for operation outside the United States. Specifically, ServiceMaster of Canada Limited offers franchises in Canada, ServiceMaster Limited offers franchises in Great Britain, and Two Men and a Truck offers franchises in Canada and Ireland.

NBC Franchisor LLC ("NBC") franchises gourmet bakeries that offer and sell specialty bundt cakes, other food items and retail merchandise under the Nothing Bundt Cakes® mark. NBC's predecessor began offering franchises in May 2006. NBC became an Affiliated Program through an acquisition in May 2021. NBC has a principal place of business at 4560 Belt Line Road, Suite 350, Addison, Texas 75001. As of December 31, 2023, there were 562 Northing Bundt Cake franchises and 16 company-owned locations operating in the United States. NBC has never offered franchises in any other line of business.

Mathnasium Center Licensing, LLC ("Mathnasium") franchises learning centers that provide math instruction using the Mathnasium® system of learning. Mathnasium began offering franchises in late 2003. Mathnasium became an Affiliated Program through an acquisition in November 2022. Mathnasium has a principal place of business at 5120 West Goldleaf Circle, Suite 400, Los Angeles, California 90056. As of December 31, 2023, there were 968 franchised and 4 company-owned Mathnasium centers operating in the United States. Mathnasium has never offered franchises in any other line of business. Affiliates of Mathnasium Center Licensing, LLC also offer franchises for operation outside the United States.

Mathnasium Center Licensing Canada, Inc. has offered franchises for Mathnasium centers in Canada since May 2014. As of December 31, 2023, there were 89 franchised Mathnasium centers in Canada. Mathnasium International Franchising, LLC has offered franchises outside the United States and Canada since May 2015. As of December 31, 2023, there were 79 franchised Mathnasium centers outside the United States and Canada. Mathnasium Center Licensing, LLC, Mathnasium Center Licensing Canada, Inc. and Mathnasium International Franchising, LLC each have their principal place of business at 5120

West Goldleaf Circle, Suite 400, Los Angeles, California 90056 and none of them has ever offered franchises in any other line of business.

Youth Enrichment Brands, LLC is the direct parent company to three franchisors operating in the United States: i9 Sports, LLC ("i9"), SafeSplash Brands, LLC also known as "Streamline Brands"), and School of Rock Franchising LLC ("School of Rock"). i9 became an Affiliated Program through an acquisition in September 2021. Streamline Brands became an Affiliated Program through an acquisition in June 2022. School of Rock became an Affiliated Program through an acquisition in September 2023. The three franchisors have never offered franchises in any other line of business.

i9 franchises businesses that operate, market, sell and provide amateur sports leagues, camps, tournaments, clinics, training, development, social activities, special events, products and related services under the i9 Sports® mark. i9 began offering franchises in November 2003. i9 became an Affiliated Program through an acquisition in September 2021. i9 has a principal place of business at 9410 Camden Field Parkway, Riverview, Florida 33578. As of December 31, 2023, there were 245 i9 Sports franchises in the United States.

Streamline Brands offers franchises under the SafeSplash Swim School® brand and operates under the SwimLabs® and Swimtastic® brands, all of which provide "learn to swim" programs for children and adults, birthday parties, summer camps, other swimming-related activities. Streamline Brands has offered swim school franchises under the SafeSplash Swim School brand since August 2014. Streamline Brands offered franchises under the Swimtastic brand since August 2015 through March 2023 and under the SwimLabs brand from February 2017 through April 2023. Streamline Brands became an Affiliated Program through an acquisition in June 2022 and has a principal place of business at 12240 Lioness Way, Parker, Colorado 80134. As of December 31, 2023, there were 128 franchised and company-owned SafeSplash Swim School outlets (including 12 outlets that are dual-branded with SwimLabs), 11 franchised and licensed SwimLabs swim schools, 11 franchised Swimtastic swim schools, and one dual-branded Swimtastic and SwimLabs swim school operating in the United States.

School of Rock franchises businesses that operate performance-based music schools with a rock music program under the School of Rock® mark. School of Rick began offering franchises in September 2005. School of Rock has a principal place of business at 1 Wattles Street, Canton, MA 02021. As of December 31, 2023, there were 234 franchised and 47 company-owned School of Rock schools in the United States and 78 franchised School of Rock schools outside the United States.

None of the affiliated franchisors are obligated to provide products or services to you; however, you may purchase products or services from these franchisors if you choose to do so. Except as described above, we have no other parents, predecessors or affiliates that must be included in this Item.

ITEM 2
BUSINESS EXPERIENCE

Director of Parent: Paul Brown

Mr. Brown has been our Parent's Director in Atlanta, Georgia, since January 2018. He also has been Inspire Brands' Chief Executive Officer and Director in Atlanta, Georgia since its formation in February 2018. In addition, he previously served as our Chief Executive Officer from February 2018 to August 2023 and our Interim Brand President from January 2023 to August 2023.

Chief Information Security Officer of Inspire Brands: Haddon Bennett

Mr. Bennett has been Chief Information Security Officer of Inspire Brands in Atlanta, Georgia since December 2019. He previously was Chief Information Security Office of Change Healthcare in Canton, Georgia from June 2014 to December 2019.

Chief Growth Officer of Inspire Brands: Christian Charnaux

Mr. Charnaux has been Inspire Brands' Chief Growth Officer in Atlanta, Georgia since April 2018.

Chief Supply Officer of Parent: Christopher Held

Mr. Held has been our Parent's and Inspire Brands' Chief Supply Officer in Atlanta, Georgia since June 2019. He previously was an independent consultant in Atlanta, Georgia from June 2018 to May 2019.

Chief Financial Officer, Director and Assistant Secretary: Katherine Jaspon

Ms. Jaspon has our Chief Financial Officer, Director and Assistant Secretary since July 2021. She also has been Inspire Brands' Chief Financial Officer and Secretary in Atlanta, Georgia since July 2021 and the Chief Financial Officer of DD and BR in Canton, Massachusetts and Atlanta, Georgia since April 2017.

Chief Commercial and Restaurant Officer of Parent: Daniel Lynn

Mr. Lynn has been our Parent's and Inspire Brands' Chief Commercial and Restaurant Officer since August 2022, each in Atlanta, Georgia. He also has been Zuzu Hospitality's Co-Founder in Singapore since 2016. He previously served as Movenpick Hotels' Non-Executive Director in Zurick, Switzerland from February 2017 to September 2018.

Chief Development Officer: Jason Maceda

Mr. Maceda has been our Chief Development Officer since January 2024. He also has been Inspire Brands' Chief Development Officer in Canton, Massachusetts since January 2024. He previously was Inspire Brands' Senior Vice President, Franchise Development in Canton, Massachusetts from September 2022 to January 2024. Additionally, he previously held several positions with BR in Canton, Massachusetts, including President, Baskin-Robbins from December

2020 to September 2022 and Senior Vice President, Baskin-Robbins U.S. and Canada from June 2017 to December 2020.

Chief Marketing Officer – BWW: Tristan Meline

Mr. Meline has been our Chief Marketing Officer – BWW since January 2023. He previously was the Head of Marketing and Communications, Biofreeze of Reckitt in Parsippany, New Jersey from July 2021 to September 2021. Before that, he was the Senior Director, Marketing and Director of Innovation of Performance Health in Warrenville, Illinois from June 2018 to July 2021. He was previously the Marketing Director of MillerCoors in Chicago, Illinois form July 2017 to June 2018.

Chief Brand Officer of Inspire Brands: Scott Murphy

Mr. Murphy has been Inspire Brands' Chief Brand Officer in Canton, Massachusetts since November 2023. He previously held many positions with DD, including President from December 2020 to November 2023, President, Dunkin' Americas from December 2019 to December 2020, and Chief Operating Officer, Dunkin' U.S. from January 2018 to December 2019, each in Canton, Massachusetts.

Chief Administrative Officer, General Counsel, Secretary and Director: Nils Okeson

Mr. Okeson has been our Chief Administrative Officer, General Counsel and Secretary, and one of our Directors, since February 2018. He also has been Inspire Brands' Chief Administrative Officer, General Counsel and Secretary in Atlanta, Georgia since its formation in February 2018.

Brand Head – BWW-GO of Parent: Anthony Rothrauff

Mr. Rothrauff has been our Parent's Brand Head – BWW-GO in Atlanta, Georgia since June 2022. Before that, he was our Parent's Division Vice President from July 2021 to June 2022 and our Parent's Regional Vice President of Operations from July 2019 to July 2021, each in North Huntingdon, Pennsylvania.

Senior Vice President – Brand Supply Chain of Inspire Brands: Joel Blanchard

Mr. Blanchard has been Inspire Brands' Senior Vice President – Brand Supply Chain in Atlanta, Georgia since April 2022. Previously he held several positions with Georgia-Pacific in Atlanta, Georgia, including Vice President – Strategic Sourcing and Procurement from July 2021 to April 2022, Vice President-Category Supply Chain from June 2019 to July 2021, and Senior Director-Supply Chain Strategy and Category Supply Chain from July 2017 to June 2019.

Senior Vice President – Finance of Inspire Brands: Dennis McCarthy

Mr. McCarthy has been Inspire Brands' Senior Vice President – Finance since May 2022 in Canton, Massachusetts. He previously served as Inspire Brands' Vice President Finance – Beverage and Snacking from December 2020 to April 2022 in Canton, Massachusetts. Before that, he held various positions with Dunkin Brands, Inc. in Canton, Massachusetts, including Vice President – Corporate FP&A and Brand Finance from July 2018 to December 2020.

Vice President – Portfolio Management: William Duffy

Mr. Duffy has been our Vice President – Portfolio Management since September 2018. He also has been Inspire Brands' Vice President –Portfolio Management in Atlanta, Georgia since its formation in February 2018.

Vice President – Construction of Parent: Volker Heimeshoff

Mr. Heimeshoff has been our Parent's Vice President – Construction in Atlanta, Georgia since September 2022. He also has been Inspire Brand's Vice President – Construction in Atlanta, Georgia since September 2022. He previously served as our Parent's and Inspire Brand's Vice President – Construction Programs & Services from May 2022 to August 2022, each in Atlanta, Georgia. Before that, he was an independent Executive Project Consultant from April 2020 to May 2022 and Vice President, Realty Support and Standards for Walmart from February 2017 to April 2019, each in Bentonville, Arkansas.

Vice President – Architecture & Design of Inspire Brands: Laura Ivanishvili

Ms. Ivanishvili has been Inspire Brand's Vice President – Architecture & Design in Atlanta Georgia since March 2023. She previously was self-employed as a consultant in Bentonville, Arkansas from November 2022 to March 2023. Before that, she previously served as Walmart's Senior Director, Architecture & Engineering in Bentonville, Arkansas from January 2018 to November 2022.

Vice President – Real Estate of Inspire Brands: Nathan Piwonka

Mr. Piwonka has been Inspire Brands' Vice President – Real Estate in Atlanta, Georgia since April 2022. Previously he served as the Senior Director of Real Estate for Wingstop in Dallas, Texas from July 2013 to December 2021.

Vice President – BWW Training Development of Parent: Rachel Richal

Ms. Richal has been our Parent's Vice President – BWW Training Development since February 2022. She previously held several positions with our Parent in Atlanta, Georgia, including Senior Director, Learning and Team Member Activation from December 2021 to February 2022 and Director, Learning and Team Member Activation from June 2019 to December 2021.

Vice President – Franchise Counsel: Lisa Storey

Ms. Storey has served as our Vice President – Franchise Counsel since March 2020. She also has been Inspire Brands' Vice President – Franchise Counsel, in Atlanta, Georgia, since March 2020. She previously was our and Inspire Brands' Vice President – Franchise, HR & Litigation Counsel from February 2018 to February 2020.

Senior Director – Franchise Development of Inspire Brands: Theresa Rivello

Ms. Rivello has been Inspire Brands' Senior Director – Franchise Development in Atlanta, Georgia since January 2023. Ms. Rivello has previously served as Inspire Brands' Director, Strategy and New Business Development – Non-Traditional, in Atlanta, Georgia, from September 2020 to January 2023. Before that, she was the Director of Retail Strategy and Brand Partnerships for Aramark in Philadelphia, Pennsylvania from February 2017 to September 2020.

ITEM 3
LITIGATION

Pending Litigation

The following actions are pending against us, a predecessor, a parent or affiliate that guarantee's our performance, an affiliate who offers franchises under the Trademarks, or a person identified in Item 2:

Divane Pittman v. Buffalo Wild Wings International, Inc. and Inspire Brands, Inc., (United States District Court for the District of Maryland, Case No. 8:22-cv-02173-GJH, filed July 12, 2022). On July 12, 2022, a consumer, Divane Pittman ("Pittman"), filed a class action complaint in Maryland state court against us and Inspire Brands alleging we engaged in deceptive and unfair trade practices and breached our contract with Pittman by allegedly failing to disclose in advance of takeout purchases that we charge a service fee for all takeout orders. Pittman seeks, on behalf of herself and a putative class of Maryland and nationwide consumers, unspecified monetary and punitive damages, restitution, injunctive, and declaratory relief, for alleged violations of the Maryland Consumer Protection Act and Breach of Contract. On August 26, 2022, we removed the action to federal court. On January 31, 2023, we and Inspire Brands filed an answer. We and Inspire Brands deny any liability in this matter and intend to defend ourselves vigorously.

Halim v. Buffalo Wild Wings, Inc. and Inspire Brands, Inc. (United States District Court for the Northern District of Illinois, Case No. 1:23-cv-01495, filed March 10, 2023). Plaintiff in this case, a consumer who bought boneless wings from a Buffalo Wild Wings sports bar in Illinois, alleges that our Parent/guarantor and Inspire Brands engaged in deceptive advertising by marketing "boneless wings" that are made of chicken but are not wings. The complaint seeks class action status and brings claims for violation of the Illinois Consumer Fraud and Deceptive Practices Act, breach of warranty, fraud and unjust enrichment. Plaintiff seeks a declaratory judgment, unspecified damages (including punitive damages) and injunctive relief. On June 27, 2023, defendants filed a Motion to Dismiss Plaintiff's Amended Class Action Compliant. Defendants deny any liability in this matter and intend to defend themselves vigorously.

Concluded Litigation

The following actions against us, a predecessor, a parent or affiliate that guarantee's our performance, an affiliate who offers franchises under the Trademarks, or a person identified in Item 2 have concluded:

Michelle Wheeldon, Lauran Hopper, and Tamara Wilson v. Buffalo Wild Wings, Inc., (United States District Court for the District of Arizona, Case No. 2:21-cv-01947-DLR, filed November 16, 2021). On November 16, 2021, a consumer, Michelle Wheeldon ("Wheeldon"), filed a class action complaint against Buffalo Wild Wings, Inc. alleging it engaged in deceptive and untruthful promises to provide a flat, low-price delivery fee on food deliveries ordered through its app and website. Wheeldon sought, on behalf of herself and the putative class, monetary damages, restitution, injunctive, and declaratory relief for alleged violations of the Arizona Consumer Fraud Act, Breach of Contract, and Unjust Enrichment. On February 9, 2022, Wheeldon filed a First Amended Class Action Complaint adding two additional plaintiffs, Lauran Hopper and Tamara Wilson. On March 30, 2022, the parties entered into a Confidential Settlement Agreement and Mutual Release whereby Buffalo Wild Wings, Inc. agreed to pay plaintiffs a total sum of $47,500 in exchange for a release of plaintiffs' claims and a dismissal of the action.

Affiliate Litigation

The following affiliates who offer franchises resolved actions brought against them with settlements that involved their becoming subject to currently effective injunctive or restrictive orders or decrees.

The People of the State of California v. Arby's Restaurant Group, Inc. (California Superior Court, Los Angeles County, Case No. 19STCV09397, filed March 19, 2019). On March 11, 2019, our affiliate, Arby's Restaurant Group, Inc. ("**ARG**"), entered into a settlement agreement with the states of California, Illinois, Iowa, Maryland, Massachusetts, Minnesota, New Jersey, New York, North Carolina, Oregon and Pennsylvania. The Attorneys General in these states sought information from ARG on its use of franchise agreement provisions prohibiting the franchisor and franchisees from soliciting or employing each other's employees. The states alleged that the use of these provisions violated the states' antitrust, unfair competition, unfair or deceptive acts or practices, consumer protection and other state laws. ARG expressly denies these conclusions but decided to enter into the settlement agreement to avoid litigation with the states. Under the settlement agreement, ARG paid no money but agreed (a) to remove the disputed provision from its franchise agreements (which it had already done); (b) not to enforce the disputed provision in existing agreements or to intervene in any action by the Attorneys General if a franchisee seeks to enforce the provision; (c) to seek amendments of the existing franchise agreements in the applicable states to remove the disputed provision from the agreements; and (d) to post a notice and ask franchisees to post a notice to employees about the disputed provision. The applicable states instituted actions in their courts to enforce the settlement agreement through Final Judgments and Orders, Assurances of Discontinuance, Assurances of Voluntary Compliance, and similar methods.

The People of the State of California v. Dunkin' Brands, Inc., (California Superior Court, Los Angeles County, Case No. 19STCV09597, filed on March 19, 2019.) On March 14, 2019, our affiliate, Dunkin Brands, Inc. ("**DBI**"), entered into a settlement agreement with the Attorneys General of 13 states and jurisdictions concerning the inclusion of "no-poaching" provisions in Dunkin' restaurant franchise agreements. The settling states and jurisdictions included California, Illinois, Iowa, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, Vermont, and the District of Columbia. A small number of franchise agreements in the Dunkin' system prohibit Dunkin' franchisees from hiring the employees of other Dunkin'

franchisees and/or DBI's employees. A larger number of franchise agreements in the Dunkin' system contain a no-poaching provision that prevents Dunkin' franchisees and DBI from hiring each other's employees. Under the terms of the settlement, DBI agreed not to enforce either version of the no-poaching provision or assist Dunkin's franchisees in enforcing that provision. In addition, DBI agreed to seek the amendment of 128 franchise agreements that contain a no-poaching provision that bars a franchisee from hiring the employees of another Dunkin' franchisee. The effect of the amendment would be to remove the no-poaching provision. DBI expressly denied in the settlement agreement that it had engaged in any conduct that had violated state or federal law, and, furthermore, the settlement agreement stated that such agreement should not be construed as an admission of law, fact, liability, misconduct, or wrongdoing on the part of DBI. The Attorney General of the State of California filed the above-reference lawsuit in order to place the settlement agreement in the public record, and the action was closed after the court approved the parties' stipulation of judgment.

New York v. Dunkin' Brands, Inc. (N.Y. Supreme Court for New York County, Case No. 451787/2019, filed September 26, 2019). In this matter, the N.Y. Attorney General ("**NYAG**") filed a lawsuit against our affiliate, DBI, related to credential-stuffing cyberattacks during 2015 and 2018. The NYAG alleged that the cyber attackers used individuals' credentials obtained from elsewhere on the Internet to gain access to certain information for DD Perks customers and others who had registered a Dunkin' gift card. The NYAG further alleged that DBI failed to adequately notify customers and to adequately investigate and disclose the security breaches, which the NYAG alleged violated the New York laws concerning data privacy as well as unfair trade practices. On September 21, 2020, without admitting or denying the NYAG's allegations, DBI and the NYAG entered into a consent agreement to resolve the State's complaint. Under the consent order, DBI agreed to pay $650,000 in penalties and costs, issue certain notices and other types of communications to New York customers, and maintain a comprehensive information security program through September 2026, including precautions and response measures for credential-stuffing attacks.

Other than these actions, no litigation is required to be disclosed in this Item.

ITEM 4
BANKRUPTCY

No bankruptcy information is required to be disclosed in this Item.

ITEM 5
INITIAL FEES

Area Development Agreement

If you are signing an Area Development Agreement, you must develop at least 5 BWW-GO Restaurants in the Development Territory. You must pay us a development fee when you sign the Area Development Agreement. The development fee is $15,000 multiplied by the number of BWW-GO Restaurants you agree to develop on the Development Schedule. The development fee is consideration for our signing the Area Development Agreement and not consideration for any

Franchise Agreement, is based on a uniform calculation and is not refundable under any circumstances.

At the time you sign the Area Development Agreement, you must decide whether each Franchise Agreement signed pursuant to the Area Development Agreement will have either one 10-year term with one 10-year renewal option, or one 20-year term with no renewal option.

We may permit you to develop fewer than 5 BWW-GO Restaurants in certain markets that we periodically designate.

Franchise Agreement

You must pay an us an initial franchise fee when you sign the Franchise Agreement.

If you are signing a Franchise Agreement that is not covered by an Area Development Agreement, then you must pay us a $30,000 initial franchise fee when you sign that Franchise Agreement.

If you are signing a Franchise Agreement that is covered by an Area Development Agreement, and each Franchise Agreement will have one 10-year term with one 10-year renewal option, then the initial franchise fee under each Franchise Agreement will be $30,000. When you or your Developer Subsidiary signs each Franchise Agreement, we will apply $15,000 of the development fee towards the initial franchise fee, and you or your Developer Subsidiary must pay us the remaining $15,000 of the initial franchise fee.

If you are signing a Franchise Agreement that is covered by an Area Development Agreement, and each Franchise Agreement will have one 20-year term with no renewal option, then the initial franchise fee under each Franchise Agreement will be $45,000. When you or your Developer Subsidiary signs each Franchise Agreement, we will apply $15,000 of the development fee towards the initial franchise fee, and you or your Developer Subsidiary must pay us the remaining $30,000 of the initial franchise fee.

We will use the initial franchise fees in part to cover some of our costs associated with your opening a BWW-GO Restaurant, including opening assistance, legal fees and general overhead. The initial franchise fees are uniform and not refundable under any circumstance.

Your Control Person (defined in Item 15) and Unit General Manager (defined in Item 15), and if applicable your Multi-Unit Operations Manager (defined in Item 15), must attend and complete our initial training program to our satisfaction before you open the Restaurant for business. If the Restaurant is the first or second BWW-GO Restaurant that you or your affiliates operate, we will provide the initial training program to your Control Person, Unit General Manager, and any additional Restaurant personnel whom we approve, and you must pay our then current training fee (currently $2,500) for each additional person who attends our initial training program. If the Restaurant is the third or subsequent BWW-GO Restaurant that you or your affiliates operate, then you (or your affiliate) must provide the initial training program to your Control Person and Unit General Manager at your (or its) National Certified Training Restaurant, or "NCTR," according to our standards and requirements. If the Restaurant is the third or

subsequent BWW-GO Restaurant that your or your affiliates operate and you or your affiliate does not then have an NCTR, or if we otherwise provide the initial training program for any Restaurant personnel, then you must pay our then current training fee (currently $5,000) for each person. We describe this training program and NCTR requirements in more detail in Item 11.

You also must spend $15,000 on certain advertising and public relations activities when opening your Restaurant. We may (at our option) collect and administer these funds on your behalf. This amount is uniform. We currently have a program that we describe in Item 11 to reimburse you for some or all of these costs.

Additionally, you must reimburse us for the travel expenses and prorated salaries for any "Opening Team" member(s) to travel to your Restaurant and provide you on-site new restaurant opening training before you open your Restaurant. If this is your first or second BWW-GO Restaurant, we will send one individual to your Restaurant to conduct the onsite training. We will send you an invoice within 30 days after the Restaurant's opening date, and you must pay the invoice within 10 days after receiving it. We anticipate your nonrefundable payment for the Opening Team's fees and expenses will range from $0 to $15,000.

<u>Non-Traditional Rider</u>

If you sign a Franchise Agreement to develop a BWW-GO Restaurant at a Non-Traditional Location, then you must pay us a pro-rated amount of the $15,000 initial franchise fee ($1,500 multiplied by the number of full or partial years in the term, up to 10 years) depending on the pro-rated term granted to you under the Franchise Agreement when you sign the Franchise Agreement and Non-Traditional Rider. We will use the initial franchise fees in part to cover some of our costs associated with your opening a BWW-GO Restaurant, including opening assistance, legal fees and general overhead. The initial franchise fees are uniform and not refundable under any circumstance.

<u>Multi-Brand Addendum</u>

If we and one or more Other Franchisors grant you the right to open and operate a BWW-GO Restaurant and Other Restaurant(s) at a Multi-Brand Location, you must pay all initial fees due under each applicable Other Franchisor's franchise agreement in addition to the initial fees described in this Item. If you operate a BWW-GO Restaurant at a Multi-Brand Location, you may qualify for one or more incentives described in Item 5 and Item 6.

If we permit you to operate a BWW-GO Restaurant at a Multi-Brand Location, you must pay us any training fees and additional expenses that we incur in connection with any additional or specialized training required for the Restaurant's personnel due to its status as Multi-Brand Location. We currently do not charge or expect to charge a fee or incur additional expenses for any additional or specialized training we may provide for Multi-Brand Locations during 2024.

<u>Incentive Programs</u>

New Restaurant Opening Incentive. You may qualify to participate in the "New Restaurant Opening" or "NRO" incentive program if you sign a new Area Development Agreement on or

before March 31, 2025 to develop 5 or more BWW-GO Restaurants. You may also qualify to participate in the NRO incentive program if you sign the Incentive Amendment (Exhibit D-1) to an existing Area Development Agreement on or before March 31, 2025 to amend your existing Area Development Agreement to add 5 or more new BWW-GO Restaurants to your existing development schedule.

Under the NRO incentive program, you will pay the full development fee upon signing the Area Development Agreement, and when you or your Developer Subsidiary signs each Franchise Agreement, we will apply $15,000 of the development fee towards the initial franchise fee, and you or your Developer Subsidiary must pay us the remaining initial franchise fee amount that is due under the Franchise Agreement (either $15,000 if the term of the agreement is 10 years or $30,000 if the term of the agreement is 20 years). If you (and your affiliates) are in substantial compliance with each agreement between you (or your affiliates) and us when you open the Restaurants, you open the Restaurants in compliance with the Franchise Agreement (and, if applicable, the Area Development Agreement) when you open the Restaurant, submit all development costs to us within 120 days of opening the BWW-GO Restaurants, and you build the BWW-GO Restaurants in the design, to the specifications, and at the location we approve, then for each new BWW-GO Restaurant you agree to develop and operate plus any existing Restaurant(s) under the development schedule that you have not yet opened and commenced operations of as of the date you sign the Incentives Amendment to your existing Area Development Agreement, we will credit the initial franchise fee you paid, along with the portion of the development fee that we credited towards that initial franchise fee, up to $30,000, towards the Royalty Fees owed under the Franchise Agreement, and you will pay reduced Royalty Fees, as described in Item 6.

If you fail to satisfy any of the applicable conditions, then, without limiting our other rights and remedies (including the right to terminate the Franchise Agreement and/or Area Development Agreement), the NRO incentive program will not apply to the Restaurants. The NRO incentive program does not apply to franchisees signing new Franchise Agreements to renew their expiring franchises or to develop and operate the Restaurant at a Non-Traditional Location, as a relocation or replacement of an existing or closed BWW-GO Restaurants, or as part of a transfer or acquisition of an existing BWW-GO Restaurant. In the future, we may modify or eliminate any of our incentive programs.

In the future, we may modify or eliminate any of our incentive programs.

ITEM 6
OTHER FEES

Type of Fee[1]	Amount	Due Date	Remarks
Royalty Fee	6% of Gross Sales[2], subject to the applicable incentive program	Paid by electronic funds transfer every Friday for the preceding Reporting Period	See Note (3). The "Reporting Period" means the period from Monday to Sunday, although we may periodically change the Reporting Period.

Type of Fee[(1)]	Amount	Due Date	Remarks
Brand Fund contribution	Currently 3% of Gross Sales, subject to Marketing Spending Requirement 1.5%% of Gross Sales for Non-Traditional Locations	Paid by electronic funds transfer every Friday for the preceding Reporting Period	See Note (4).
Technology Fee	Currently not charged	If implemented, paid by electronic funds transfer every Friday for the preceding Reporting Period	We may impose and periodically modify a technology fee based on technology-related products and services we provide, up to 0.5% of the Restaurant's Gross Sales.
Audit costs	Cost of audit	Immediately upon receipt of bill	You pay the cost of the initial audit as well as any subsequent audits deemed necessary for 3 years if the audit shows an understatement of your Gross Sales, Royalty Fees or Brand Fund contributions in any month by an individual or combined total of 1.25% or more.
Training Program Fee	Currently $2,500 to $5,000 per trainee but could increase if our costs increase	As incurred	Payable only if we provide training to your Unit General Manager, Multi-Unit Operations Manager (if applicable) or other Restaurant personnel during the term. See Note (5).
Learning management system fee	Currently $60.99 plus tax per Restaurant per year, but may change depending on number of BWW-GO Restaurants participating or system enhancements	Annually	You must participate in the Cornerstone Learning Management System to access certain training materials, knowledge checks and certification exams. We forward the payment to Cornerstone, our vendor for the system.
Contactless payment fee	The amount we specify, currently up to $35 per month	Monthly	Covers optional payment technology and services.
Additional Training	Currently up to $2,500, but could increase if our costs increase	As incurred	See Note (5).

Type of Fee[(1)]	Amount	Due Date	Remarks
Annual Convention Registration Fee	Currently $550 to $1,000 per person	Before meeting	Registration fees and attendance requirements may vary depending on the format and venue of the annual convention and the timing of you and your personnel's registration.
Transfer fee	$12,500 for control transfer (but see Note (6)) and $1,000 for non-control transfer	Upon application for consent to transfer	See Note (6).
Required Local Marketing Spend	You must spend the amount we periodically specify on Local Marketing, subject to the Marketing Spending Requirement (see Note (4))	As incurred	We may, at our option, require you to deposit the Required Local Marketing Spend with us in advance, on a schedule we periodically determine.
Cooperative contribution	If established, you must contribute the amount we periodically specify to the Cooperative, subject to the Marketing Spending Requirement	Paid by electronic funds transfer every Friday for the preceding Reporting Period	See Note (7).
Renewal fee	50% of then-current initial franchise fee, and then-current initial franchise fee for Non-Traditional Locations	Upon signing renewal franchise agreement	
Interest and late fee	18% per annum or the maximum rate allowed by law, whichever is less, plus $150 for each delinquent report or payment	Automatically upon next electronic funds transfer	
Supplier evaluation costs	Actual costs of the inspection and evaluation	As incurred	Due if you request our approval of a new product, service or supplier.
Commercial insurance costs	$30,000-$120,000 for annual premiums, plus our costs and fees	When premiums are due	Only payable to us if you fail to maintain insurance and we (at our option) elect to obtain coverage for you.

Type of Fee[(1)]	Amount	Due Date	Remarks
Maintenance and Remodel	Our costs related to required improvements and maintenance	As incurred	You must reimburse us for our costs if you fail to make any modernization or improvement or fail to perform any required maintenance and we, at our option, make the improvements or undertake the maintenance.
Indemnification	Will vary with the circumstances	On demand	You must reimburse us for claims and liabilities relating to your business or breach of the Franchise Agreement or Area Development Agreement.
Relocation costs	Our reasonable costs relating to your relocation	As incurred	Due only if you relocate the Restaurant.
Attorneys' fees	Will vary with the circumstances	As incurred	You must reimburse us for our reasonable attorneys' fees and costs if we prevail in a dispute.
Deidentification costs	Will vary with the circumstances	As incurred	If you fail to deidentify the Restaurant when the Franchise Agreement terminates or expires, and we choose to do so, you must reimburse our costs.
Menu database support	Currently $420 to $600 annually per Restaurant, but could increase if our costs increase	Immediately upon receipt of bill	You must use our affiliate to provide menu database support and various point of sale (POS)-related services for the Restaurant.

Notes:

(1) Unless otherwise specified, either we or our affiliates impose and collect all the fees in this table. You pay them to our affiliates or us. The fees are not refundable, except as for the transfer fee deposit as described in note (6). Except when otherwise specified, all fees are uniform. You must sign an electronic transfer of funds authorization that we periodically specify to authorize and direct your bank or financial institution to transfer electronically, on a weekly basis, directly to our or our affiliate's account and to charge to your account all amounts due to us or our affiliates. You must maintain a balance in your account sufficient to allow us and our affiliates to collect the amounts owed when due. You are responsible for any penalties, fines or other similar expenses associated with the transfer of funds.

(2) "Gross Sales" includes the total revenues and receipts from the sale of all products, services and merchandise sold in or in relation to your Restaurant, including fees or charges for any delivery, catering and other off-site activities and events, gaming activities, license and use fees, and implied or imputed Gross Sales from any business interruption insurance.

However, Gross Sales excludes (1) sales taxes, use taxes, and similar taxes added to the sales price, collected from the customer and paid to the appropriate taxing authority; (2) any bona fide voids, refunds and credits that are actually provided to customers; and (3) the face value of coupons or discounts that customers redeem.

(3) Unless you qualify for an incentive program, the Royalty Fee is 6% of Gross Sales.

NRO Incentive Program. If you qualify for the NRO incentive program, then we will reduce your Royalty Fee as follows:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	3%
Year 3	5%
Year 4 through remainder of the term	6%

We describe the conditions to qualify for the NRO incentive program in Item 5.

Early Opening Incentive. The "Early Opening Incentive" is designed to incentivize franchisees to develop and commence operations of their BWW-GO Restaurant before the required opening date identified in their Franchise Agreement (and, if applicable, the Area Development Agreement). If you qualify for the NRO and/or VetFran, incentive programs, and you open the Restaurant(s) before the required opening date identified in the Franchise Agreement (or, if applicable, the Area Development Agreement), then we will charge 0% royalty from the date you open and commence operations of the Restaurant(s) until the required opening date identified in the Franchise Agreement (and, if applicable, the Area Development Agreement), up to 12 months, then the applicable Royalty rate will apply. You may combine the Early Opening Incentive with our other incentive programs described in Item 5 and Item 6.

VetFran Program. The "VetFran Program" is designed to provide career opportunities for honorably discharged military veterans or wounded warriors. It applies if you are a veteran or returning service member (who has not previously signed, or had an affiliate that signed, an Area Development Agreement or Franchise Agreement with us) who qualifies and signs a Franchise Agreement to develop one BWW-GO Restaurant or an Area Development Agreement to develop multiple BWW-GO Restaurants. Under the VetFran Program, if you (and your affiliates) are in substantial compliance with each agreement between you (or your affiliates) and us when you open the Restaurants, you open the Restaurant in compliance with the Franchise Agreement (and, if applicable, the Area Development Agreement), submit all development costs to us within 120 days of opening the Restaurant, and build the Restaurant in the design, to the specifications, and at the location we approve, then we will provide you a royalty credit equal to $10,000 for each Restaurant you develop and open in compliance with the terms of the Franchise Agreement (and, if applicable, the Area Development Agreement), up to $100,000. You may combine the VetFran Program with our other incentive programs described in Item 5 and Item 6.

If you fail to satisfy any of the applicable conditions, then, without limiting our other rights and remedies (including the right to terminate the Franchise Agreement and/or Area Development Agreement), the Early Opening Incentive and/or VetFran Program will not apply to the Restaurant(s). The Early Opening Incentive and VetFran Program do not apply to franchisees signing new Franchise Agreements to renew their expiring franchises or to develop and operate the Restaurant at a Non-Traditional Location, as a relocation or replacement of an existing or closed BWW-GO Restaurant, or as part of a transfer or acquisition of an existing BWW-GO Restaurant. In the future, we may modify or eliminate any of our incentive programs.

(4) You must pay us a contribution to the Brand Fund in an amount that we periodically specify, subject to the Marketing Spending Requirement. The "Marketing Spending Requirement" is the maximum amount that we can require you to spend on Brand Fund contributions, Cooperative contributions (described below), and approved Local Marketing for the Restaurant during each calendar quarter. The maximum Marketing Spending Requirement is 6% of the Restaurant's Gross Sales during that calendar quarter. However, we currently only require you to contribute 3.00% of Gross Sales to the Brand Fund and spend 1.25% of Gross Sales on Local Marketing, and we currently do not require any Cooperative contributions, so the current Marketing Spending Requirement is only 4.25% of Gross Sales. We may periodically increase the Marketing Spending Requirement (up to a total of 6% of Gross Sales) upon notice to you. Although we may not require you to spend more than the Marketing Spending Requirement on Brand Fund contributions, Cooperative contributions and approved Local Marketing for the Restaurant during any calendar quarter, you may choose to do so, and the Cooperative may vote to increase contributions as described below. We may periodically review your books and records and require you to submit reports to determine your Cooperative contributions and Local Marketing expenses. If you fail to spend (or prove that you spent) the Marketing Spending Requirement in any quarter, then in addition to our other rights, we may require you to pay us the shortfall as an additional Brand Fund contribution or to pay us the shortfall for us to spend on Local Marketing for the Restaurant. If you sign a Franchise Agreement to develop a BWW-GO Restaurant at a Non-Traditional Location, then you will not be required to participate in the Marketing Spending Requirement.

(5) We describe our training programs in Item 11. If the Restaurant is your first or second Restaurant that you or your affiliates operate, and we provide the training program to your personnel during the term, you must pay us our then current training fee (currently $2,500) for each person. If the Restaurant is the third or subsequent BWW-GO Restaurant that you or your affiliates operate, then you (or your affiliate) must provide the training program to the applicable personnel during the term at the NCTR. If the Restaurant is the third or subsequent BWW-GO Restaurant that your or your affiliates operate and you or your affiliate does not then have an NCTR, or if we otherwise provide the training program for any Restaurant personnel during the term, then you must pay our then current training fee (currently $5,000) for each person. We may in our sole judgment specify additional training requirements, including supplemental or refresher training programs for you, your managers and/or employees. You must pay our training fees and your and your personnel's

associated costs and expenses. We may require you to purchase access to training videos or other instructional materials from us.

(6) The transfer fee under the Franchise Agreement for a control transfer is the greater of $12,500 or the costs and expenses we incur in reviewing and processing the transfer. For a control transfer, you must submit to us a $5,000 deposit on the transfer fee when you submit an application for our consent to transfer. We may increase the deposit above $5,000 and up to $12,500 if we believe our costs and expenses will exceed $5,000. We will refund the $5,000 (or any increased deposit amount) less our costs and expenses if the transfer is not completed. If the transfer proceeds, you must pay us the balance of the transfer fee before the transfer's closing. However, if the control transfer is part of a simultaneous, multiple BWW-GO Restaurant transfer, then the transfer fee is the greater of (a) $12,500 for the first BWW-GO Restaurant and $2,500 for each additional BWW-GO Restaurant, or (b) the costs and expenses we incur in reviewing and processing the transfer. The transfer fee under the Franchise Agreement for a non-control transfer is $1,000. If you sign the Area Development Agreement, the transfer fee is $2,500 for a control transfer and $1,000 for a non-control transfer, in addition to any transfer fees payable under the Franchise Agreements that the Area Development Agreement covers.

(7) We have the right to designate local advertising markets and if designated, you must participate in and contribute to the cooperative or local marketing group responsible for coordinating advertising, marketing and promotional programs in your designated local advertising market (the "Cooperative"). If established, you must contribute the amount we periodically specify to the Cooperative, subject to the Marketing Spending Requirement. If, however, the Cooperative votes to require contributions that would (together with the Brand Fund contributions and required Local Marketing expenditures) exceed the Marketing Spending Requirement, you must contribute that amount. Each BWW-GO Restaurant, including those that we, our parent company or our affiliates operate (except at Non-Traditional Locations (defined in Item 12)), within a designated local advertising area is a member of the Cooperative and each restaurant has one vote on all matters requiring a vote. We may (at our option) administer the Cooperatives' funds and require payment from its members via electronic funds transfer to spend on behalf of the Cooperative and its members. You or the Cooperative must pay our then current charges for any accounting, bookkeeping, administrative and other services we or our affiliate provides, although currently we do not charge any fees for these services. There currently are no Cooperatives, so we currently do not have controlling voting power in any Cooperative. If you sign a Franchise Agreement to develop a BWW-GO Restaurant at a Non-Traditional Location, then you will not be required to participate in a Cooperative.

(8) If we and one or more Other Franchisors grant you the right to open and operate a BWW-GO Restaurant and Other Restaurant(s) at a Multi-Brand Location, you must pay all ongoing fees due under each applicable Other Franchisor's franchise agreement or in addition to the ongoing fees described in this Item.

ITEM 7
ESTIMATED INITIAL INVESTMENT

YOUR ESTIMATED INITIAL INVESTMENT

SINGLE FRANCHISE AGREEMENT

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment is to be Made
Initial franchise fee (1)	$30,000 to $45,000	Lump sum or installments	Upon signing Franchise Agreement	Us
Site approval fees (2)	$1,200 to $53,800	As incurred	As incurred	Third parties
Reimbursement of expenses for opening team (3)	$0 to $15,000	As incurred	As incurred	Us
Total Site Approval and Franchise Fees	**$31,200 to $113,800**			
Architecture fees (for national firm)	$15,000 to $35,000	As incurred	As incurred	Architect
Construction and leasehold improvements (4)	$220,000 to $410,000	As arranged	As arranged	Approved contractors
Furniture, fixtures, equipment and other fixed assets (5)	$140,000 to $185,000	As arranged	As arranged	Approved suppliers
Computer System, POS system and kitchen display unit (6)	$14,245 to $18,020	As incurred	As incurred	Approved suppliers
Office equipment and supplies	$3,000 to $6,000	As incurred	As incurred	Suppliers
Signage and graphics (excluding pylon or monument signage)	$15,000 to $25,000	As incurred	As incurred	Approved suppliers
Total Building/Construction/ Equipment	**$407,245 to $679,020**			
Training expenses (7)	$15,000 to $25,000	As incurred	As incurred	Us and service providers
Initial inventory (8)	$18,000 to $22,000	Lump sum	Upon delivery of inventory	Approved suppliers
Insurance (9)	$14,400 to $48,000	As arranged	As arranged	Insurance company

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment is to be Made
Rent (10)	$3,500 to $7,500	As arranged	Installments each month	Lessor
Lease and utility security deposits (11)	$10,000 to $20,000	Lump sum	Before signing lease or starting service	Lessor and utility companies
Grand opening advertising (12)	$15,000	As incurred	As incurred	Media, printers, advisors and other suppliers
Professional fees	$20,000 to $70,000	As arranged	As arranged	Your attorneys, financial advisors, accountants and other professionals
Additional funds – 3 months (13)	$30,000 to $50,000	As incurred	As incurred during first 3 months	Employees, suppliers and other third parties
Total Pre-Opening / Operating Deposits	**$125,900 to $257,500**			
Total Estimated Initial Investment (14)(15)	**$564,345 to $1,050,320**			

AREA DEVELOPMENT AGREEMENT

Type of Expenditure	Amount	Method of Payment	When Due	To Whom Payment is to be Made
Development Fee (16)	$75,000 - $150,000	Lump sum or installments	Upon signing Area Development Agreement	Us
Estimated Initial Investment for First Restaurant (17)	$549,345 - $1,035,320			
Total Estimated Initial Investment (14)	**$624,345 - $1,185,320**			

Notes:

(1) Initial franchise fee. We describe the initial franchise fee in Item 5. The low end of the range assumes that you will sign a Franchise Agreement for a 10-year term. The high end of the range assumes that you will sign a Franchise Agreement for a 20-year term.

(2) Site approval fees. You must submit site and market information to us in the form and format that we specify. The costs associated with the site approval process typically vary depending on the region and the amount of work and coordination needed to secure the appropriate permits and licenses, including business licenses and construction permits.

(3) Reimbursement of Opening Team Expenses. We describe expense reimbursement obligations in connection with providing on-site training in Item 5. The low end of the range assumes that you will provide this training yourself using existing personnel.

(4) Construction and leasehold improvements. These figures include the costs of construction, remodeling, leasehold improvements and decorating. These costs depend upon the size and condition of the premises, the nature and extent of leasehold improvements required, the local cost of contract work and the location of your Restaurant. In our experience, construction costs continue to rise. Your costs may vary depending on a variety of factors, including economic factors affecting the construction industry. These ranges do not include an estimate for the cost of building the Restaurant's structure, or the cost of purchasing land, site work and demolition work for free-standing locations, because we do not expect franchisees to develop new free-standing locations for their BWW-GO Restaurants. If you choose to build and own the Restaurant's free-standing premises, the cost for your long-term real property investment is significantly higher and will depend on many independent variables like location and size of the site, site improvement costs, union/non-union labor regions, soil and environmental conditions, entitlement fees, building and health codes and regulations and other factors. Down payment requirements and initial financing or commitment expenses for owned real property are negotiated individually and vary too widely to be predicted realistically.

(5) Furniture, fixtures, equipment and other fixed assets. The Restaurant must meet our current standards and specifications, including equipment, furniture, audio/visual equipment, signs, décor, trade dress, design and layout. These figures include costs for pylon and monument signage, refrigerators, freezers, ovens, tables, chairs and other equipment, furniture and fixtures. Estimated costs for the Computer System and POS system are separately noted in the table and are not included in this range.

(6) Computer System, POS system and kitchen display unit. This range does not include electrical and cabling costs, shipping costs, installation costs, or sales taxes as these amounts may vary greatly depending on the location and building configuration.

(7) Training expenses. Your Control Person and Unit General Manager, and if applicable your Multi-Unit Operations Manager, must complete our training program. You must pay all of your personnel's travel, living, meals, other expenses and wages. We describe our training program in Item 11. These costs will depend, in part, on the distance you must travel and the type of accommodations you choose. This range also includes the fees you might pay us for providing the initial training program to your personnel, as described in Item 5.

(8) Initial inventory. These figures cover the costs for the initial inventory of various food products, beverages, paper products, cleaning supplies and other supplies used in the operation of the Restaurant, as well as other merchandise or products that the Restaurant sells. Initial inventory expenditures will vary according to anticipated sales volume and current market prices.

(9) Insurance. You must obtain and maintain the insurance coverage that we periodically specify. The estimate covers approximately 25% of the annual premium. The cost of

insurance will vary based on policy limits, type of policies, any lease requirements, nature and value of physical assets, number of employees, square footage, contents of the business, geographical location and other factors bearing on risk exposure.

(10) Rent. If you do not own suitable space or land for your Restaurant, you must rent premises suitable for the Restaurant. You typically will rent the premises for a non-free-standing location. The typical size of the premises for a BWW-GO Restaurant will range from 1,100 to 1,900 square feet. This estimate is for your rent the first month and does not include an estimate of monthly real estate-related expenses, such as common area maintenance charges, real estate taxes and landlord insurance. The rental expense may vary widely based on geographic location, size of the facility, local rental rates, landlord's work, tenant improvement allowance and other factors.

(11) Lease and utility security deposits. Landlords may require a security deposit and utility companies may require that you place a deposit before installing telephone, gas, electricity and related utility services. A typical lease deposit is one month's rent. A typical utility security deposit is one month's expense. These deposits may be refundable if you comply with the lease and utility agreements.

(12) Grand opening advertising. You must conduct certain advertising and public relations activities when opening your Restaurant. You must spend $15,000 on these opening activities during the period starting 45 days before your Restaurant opens and ending 60 days after your Restaurant opens. Upon our request, you must provide to us proof of these expenditures. We may (at our option) collect and administer these funds on your behalf.

(13) Additional Funds. These figures estimate the additional prepaid expenses and other additional costs and expenses that you will incur in developing and operating the Restaurant, including Restaurant management salaries, during the initial 3 months of operation (other than the items identified separately in the table). These figures are estimates, and we cannot guarantee you will not have additional expenses starting the business. You might need additional working capital during the first 3 months you operate your Restaurant and for a longer period after that. When your Restaurant opens you must have a minimum of $30,000 in immediately accessible working capital funds to use solely to defray the costs of operating the Restaurant for the initial months.

(14) Total estimated initial investment. We have used our affiliate's experience in developing a BWW-GO Restaurant and our affiliates' many years of experience in franchising other quick service restaurants to prepare the estimate for additional funds and other estimates in this table. You should review these figures carefully with a business advisor, your accountant and/or your attorney before deciding to acquire the franchise. The estimate does not include any finance charge, interest, or debt service obligation. You should allow for inflation, discretionary expenditures, fluctuating interest rates and other costs of financing and local market conditions, which can be highly variable. Except for the grand opening advertising expenses, and the lease security deposit and utility deposits which typically are refundable if you comply with the lease's and utility agreement's terms, none of the payments is likely to be refundable, although this may depend on your negotiations with others. Neither we nor our affiliates offer financing for any part of the initial

investment. The availability and terms of financing depend on many factors, including the availability of financing generally, your creditworthiness and collateral and the lending policies of financial institutions from which you request a loan.

(15) Multi-Brand Locations. If we permit you to develop a BWW-GO Restaurant at a Multi-Brand Location, you may incur additional expenses to establish the Other Restaurant(s), including initial franchise fee, initial training program, computer system, signage, fixtures, furniture, equipment, initial inventory, and other expenses. You will find the build costs and other costs to establish each applicable Other Restaurant(s) in the Other Franchisor's franchise disclosure document. You may pay less than the cumulative total estimated initial investments for both a BWW-GO Restaurant and Other Restaurant if certain expenses, such as rent and insurance, overlap.

(16) Development fee. We describe the development fee in Item 5. The low end assumes you agree to develop 5 BWW-GO Restaurants, and the high end assumes you agree to develop 10 BWW-GO Restaurants.

(17) Estimated initial investment for first restaurant. For each BWW-GO Restaurant that you develop under an Area Development Agreement, you will execute a Franchise Agreement and incur the initial investment expenses for the development of a single BWW-GO Restaurant as described in the first table of this Item 7. This estimate only includes a range of $15,000 to $30,000 for the initial franchise fee since $15,000 of the development fee will be applied towards the initial franchise fee for each BWW-GO Restaurant that you develop under the Area Development Agreement. Your initial investment for your second and subsequent BWW-GO Restaurants likely will be higher than the estimates listed in the table for your first Restaurant due to inflation and other economic factors that may vary over time.

ITEM 8
RESTRICTIONS ON SOURCES OF PRODUCTS AND SERVICES

In order to ensure a uniform image and uniform quality of products and services throughout the BWW-GO Restaurant network, you must maintain and comply with our quality standards and specifications, as we periodically modify them. Our standards may regulate, among other things, the equipment and other products and services you use to operate the Restaurant, designated or approved suppliers (including manufacturers and distributors) of these items, and required or authorized Menu Items and services your Restaurant offers. We issue and modify standards and specifications based on our, our affiliates' and our franchisees' experience in operating and franchising BWW-GO Restaurants and similar restaurants. We will notify you in our manuals, on our extranet, or in other written communications of our standards and specifications and the names of some of our designated and approved suppliers. We also provide our relevant standards and specifications to approved suppliers. We and our affiliates may retain these payments and consideration and use them without restriction for any purposes that we or they deem appropriate.

Our affiliate has contracted with a technology provider to provide franchisees a technology-based learning management system, and franchisees must participate in the arrangement with that provider. Our affiliate may also provide POS system services and

accounting services to franchisees and Cooperatives. In addition, our affiliate provides optional contactless texting and payment services to franchisees. Otherwise, neither we nor our affiliates are approved suppliers or the only approved suppliers for any category of goods and services for BWW-GO Restaurants. For the fiscal year ended December 1, 2023, our affiliates received approximately $4,755.00 in revenue from providing these services. Except for this amount, neither we nor our affiliates received any revenue during our 2022 fiscal year from selling products or services to BWW-GO franchisees. We or our affiliates may periodically make available to you or require you to purchase goods, products and/or services for you in your Restaurant on the sale of which and our affiliates may make a profit. You will pay the then current price in effect for all purchases you make from us or an affiliate.

Although you are not required to purchase or lease real estate from us or our affiliates, you may only operate the Restaurant from an Authorized Location that we accept. We also have the right, but not the obligation, to review and to approve or disapprove any lease for the Restaurant's premises. You and the landlord must sign the form of Lease Addendum attached to the Franchise Agreement.

You must construct and equip your Restaurant according to our approved designs, specifications and standards. You must provide us for our approval purposed building plans for your Restaurant in the form that we reasonably specify. You may not start constructing the Restaurant until you have received our written approval of your building plans. Our review is limited to evaluating your compliance with our design requirements and the Franchise Agreement's other requirements. You also must retain the services of an architect that we approve and a general contractor that we approve, and have prepared and submitted for our approval a site survey and basic architectural plans and specifications (not for construction) consistent with our general atmosphere, image, color scheme and ambience requirements as we periodically specify in the manuals for a BWW-GO Restaurant (including requirements for dimensions, exterior design, materials, interior design and layout, Computer System (defined below) and other equipment, fixtures, furniture, signs and decorating). You must make all changes to our approved building plans and any replacement, reconstruction, addition or modification in the building, interior or exterior decor or image, equipment or signage of the Restaurant according to our specifications. You may not start any replacement, reconstruction, addition or modification until you have received our written consent to your revised plans. You also must purchase or lease and then, in the construction of the Restaurant, use only the approved building materials, equipment, fixtures, audio visual equipment, furniture and signs. You must ensure that your building plans comply with the Americans with Disabilities Act and all other federal, state and local laws.

The outdoor signage at your Restaurant must comply with our then current specifications, which we may periodically change due to modifications to the System, including changes to the Trademarks. You must make the changes to the outdoor signage as we require within 90 days after the date of our notice. You also must purchase and use any computer system that we develop or select for the Restaurant, including all future updates, supplements and modifications that we periodically specify (the "Computer System"). The Computer System includes all computing equipment, accessories, hardware, software and other information technology used in the operation of the Restaurant, including point-of-sale (POS) terminals and back office programs used to record, analyze and report sales, inventory, tax and other operational information.

You must only use the inventory, equipment, fixtures, furnishings, signs, advertising materials, trademarked items and novelties, and other products and services relating to the design, construction and operation of the Restaurant that we periodically specify and that meet our standards and specifications, as we periodically amend them. Although we do not do so for all of these products and services, we have the right to require you to purchase these products and services only from the manufacturer, distributor and/or supplier that we periodically designate or approve. We may implement and periodically modify our approved supplier criteria. Some of these products and services may only be available from one source, and we or our affiliates may be that source. Currently, you must acquire certain construction-related services, equipment (including the POS system and related services and online ordering solution), Restaurant signage, smallwares, sports programming, food and beverage products, uniforms and other branded merchandise, and gift and stored value cards, checks and similar items and services, only from our designated suppliers and/or distributors. For some items and services, you must sign contracts with third party suppliers in the form that we or they specify, including the then-current form of agreement to participate in the gift card program. Checkmate.com, Inc. is a vendor we recommend for ordering platform and point-of-sale integration services and related technologies for franchised BWW-GO Restaurants. Inspire Brands owns an interest in this vendor, and some of our officers own interests in Inspire Brands. Otherwise, there is no approved or recommended supplier in which any of our officers owns an interest.

You must notify us in writing if you want to offer for sale at the Restaurant any brand of product, or to use in the operation of the Restaurant any brand of food ingredient or other material, item or supply, that we have not then approved, or to purchase any product from a supplier that we have not designated as an approved supplier. At our request, you must submit samples and other information we require for testing or to otherwise determine whether the product, material or supply or the proposed supplier meets our specifications and quality standards. We evaluate proposed suppliers based on their ability to provide services or to make products that conform and adhere to our specifications and quality standards, their willingness and ability to maintain the confidentiality of our information, their production and delivery capability, their financial condition and insurance coverage, and their ability to provide the product and/or service on a national basis. We typically will notify you of supplier approval or disapproval within 60 to 90 days after we receive all the information and samples we request. You must pay all costs of the inspection and evaluation and the actual cost of the test. We also may require the supplier to sign a supplier agreement. We may re-inspect the facilities and re-evaluate products of any supplier or item and revoke our approval of any supplier or item that fails to continue to meet any of our criteria. We will send written notice to the supplier if we revoke our approval of an approved supplier or item.

You must engage in catering and delivery from your Restaurant according to the standards and specifications that we periodically specify. At our option, you must use only the vendors and programs that we periodically specify or approve. You may not establish another outlet or property (other than the Authorized Location) for use in providing catering or delivery service and may not provide catering or delivery service to customers at Non-Traditional Locations without our prior written consent. You must maintain (or ensure that a third party service provider maintains) the condition and appearance of, and performs maintenance for, vehicles, serveware and equipment used in providing catering and delivery services according to our standards and specifications.

You must purchase and maintain in full force and effect, at your expense and from a company with a minimum A.M. Best Rating of A-VII that we accept, the insurance that we periodically specify. Your insurance policy or policies must meet our standards and specifications (including minimum coverage amounts), and, at a minimum, currently must include the following coverages: (i) property insurance on the Restaurant, its improvements and all fixtures, equipment, supplies and other property used in the operation of the Restaurant (minimum coverage must cover the full replacement value of building-leasehold improvements, furniture, fixtures and equipment); (ii) business interruption insurance that covers your loss of income and our Royalty Fees (minimum coverage must cover at least 12 months loss of income); (iii) comprehensive general liability insurance, including umbrella liability (minimum coverage must include $5,000,000 per occurrence and $6,000,000 annual aggregate); (iv) automobile liability insurance on all owned, hired, rented and non-owned vehicles (minimum coverage must include $5,000,000 per occurrence); and (v) workers' compensation and employer's liability insurance covering all of your employees (minimum coverage must satisfy applicable state law requirements). Although not currently required, we strongly recommend that you consider the following insurance coverage typically found in restaurant operations: back-up of sewer & drain; cyber liability; earthquake; employee benefit liability; employee dishonesty; employment practices liability; flood; food-borne illness-trade name restoration; food contamination-loss of income; food contamination-trade name restoration; interior & exterior glass & signs; machinery & equipment breakdown; money & securities; terrorism-property, auto and liability; and utility interruption-loss of income, and that you include mental injuries & loss of services in the umbrella's definition of "Bodily Injury." In addition, the required liability insurance must name us, our owners, and our affiliates as additional insureds, provide severability of interests and/or separation of insureds coverage, and be primary and non-contributory with any insurance that we and our affiliates maintain. We may periodically modify the required minimum limits and require additional insurance coverages as conditions require to reflect changes in relevant circumstances, industry standards, experiences in the BWW-GO Restaurant network, standards of liability and higher damage awards. You must send us (or our designee) at commencement and thereafter annually or at our request a proper certificate evidencing your compliance with our insurance requirements. If you do not obtain and maintain the required insurance coverage, we have the right, but not the obligation, to obtain insurance coverage and to charge the costs to you, together with a reasonable fee for the expenses we incur in doing so. Although we require certain insurance coverage and have recommended other coverages, we do not represent or guarantee that the required or recommended insurance is adequate to fully protect your assets. You should consult with an insurance professional to determine what coverage, in addition to the minimum required coverage, you may need for you and your Restaurant.

Except as described in this Item 8, you currently are not required to purchase or lease any goods, services, supplies, fixtures, equipment, inventory, computer hardware or software, real estate or comparable items related to establishing or operating the franchised business from us, our affiliates, or our approved suppliers. We and our affiliates reserve the right to receive payments or other consideration from distributors, suppliers and manufacturers arising from your purchase of goods, products and services as described in this Item 8, and from any future purchase of any goods, products or services.

During our 2023 fiscal year, we and our affiliates received a total of $45,327 from suppliers of certain food products based on franchisees' purchases from those suppliers. Further, as part of our national philanthropic initiative in which all BWW-GO Restaurants must participate, we currently receive a $1.00 rebate based upon those sports bars' purchases of featured Menu Items (including sauce and seasoning bottles), and we then donate those funds to the Buffalo Wild Wings Foundation. In addition, we and our affiliates may receive payments from some suppliers that are contributed to the Brand Fund. These payments may be percentage payments based on sales to franchisees, lump sums, reimbursements, or other similar types of payment. During our 2023 fiscal year, we did not deposit any supplier contributions into the Brand Fund.

There currently are no purchasing or distribution cooperatives in the BWW-GO Restaurant network. We may negotiate purchase arrangements with suppliers, including price terms, for the benefit of our franchisees but not on behalf of individual franchisees. We do not provide material benefits (for example, renewal or granting additional franchises) to you based on your purchase of particular products or services or use of particular suppliers. Collectively, the purchases and leases that you must make from us or our affiliates, from designated or approved suppliers, or under our standards and specifications represent almost 100% of your purchases and leases to establish, and almost 100% of your purchases and leases to operate, the Restaurant.

You must obtain our acceptance of each site for a BWW-GO Restaurant. Otherwise, the Area Development Agreement does not require you to buy or lease from us or designated or approved suppliers, or according to our specifications, any goods, services, supplies, fixtures, equipment, inventory, computer hardware and software, real estate, or comparable items to establish or operate the business under the Area Development Agreement. However, you must follow our requirements under the Franchise Agreement for each BWW-GO Restaurant you develop.

<u>Multi-Brand Locations</u>

If we and you enter into the Multi-Brand Addendum and you operate your Restaurant at a Multi-Brand Location, we, at our option, may modify any of the terms of the System applicable to the Restaurant, including any system standards, the layout and design requirements, the products and services offered, any mandatory or optional advertising, marketing and promotional programs, required equipment or products, required hours of operation, personnel training and staffing requirements, and other standards, specifications and requirements, in a manner that is different from the manner in which those terms apply to other BWW-GO Restaurants, to reflect the Restaurant's status as a Multi-Brand Location. If you operate your Restaurant at a Multi-Brand Location, you must comply with all of these modifications.

If we permit you to operate your Restaurant at a Multi-Brand Location, (i) you must use paper products and other items bearing the Trademarks only at the Restaurant and with products served by the Restaurant, and you (or your affiliate) may not use them at the Other Restaurant or with products served by the Other Restaurant; (ii) you must ensure that all employees providing services to customers of the Restaurant wear uniforms that are distinct from the uniforms and/or other apparel worn by the employees providing services to customers of the Other Restaurants; and (iii) you may be required to purchase or lease certain goods and services for each Other Restaurant from approved or designated suppliers (which may be the applicable Other Franchisor

or its affiliate). You can find additional information in each Other Franchisor's franchise disclosure document.

ITEM 9
FRANCHISEE'S OBLIGATIONS

This table lists your principal obligations under the franchise and other agreements. It will help you find more detailed information about your obligations in these agreements and in other Items of this Disclosure Document.

	Obligation	Section in Agreement*	Disclosure Document Item
a.	Site selection and acquisition/lease	2.A and 5.A of FA; 4.B of ADA	7 and 11
b.	Pre-opening purchases/leases	5.A, 5.F, and 6.B-6.D of FA	5, 7, 8 and 11
c.	Site development and other pre-opening requirements	5.A-5.C of FA; 2 and 4 of ADA; 4(d) of MBA	7, 8 and 11
d.	Initial and ongoing training	7 of FA; 6.D of ADA; 5 of MBA	5, 6 and 11
e.	Opening	5.A-5.C and 8.G of FA; 4 of ADA	5 and 11
f.	Fees	4.B, 6.C, 6.G, 7.B, 7.C, 8.A, 8.C, 8.D, 8.E, 8.G, 9, 10.B, 10.C, 11.E, 12.D and 14.A of FA; 3, 4.B, 7.B, 7.C, 8.C and 11.A of ADA	5, 6 and 7
g.	Compliance with standards and policies/Operations Manual	5, 6, 7, 8.B and 9.G of FA; 4 and 6.A of ADA;4(e)-(g) and 5 of MBA	6, 7, 8, 11 and 16
h.	Trademarks and proprietary information	3, 6.J, 6.P, 14.B and 14.C of FA; 2.F and 6.B of ADA	13 and 14
i.	Restrictions on products/services offered	6.A-6.C, 6.E and 6.K of FA	8, 11, and 16
j.	Warranty and customer services requirements	6.I and 6.K of FA	6 and 11
k.	Territorial development and sales quotas	2.A of FA; 4 of ADA	11 and 12
l.	Ongoing product/service purchases	6 of FA	6 and 8
m.	Maintenance, appearance and remodeling requirements	5.D-5.F and 6.I of FA; 4(a) and 7 of MBA	8 and 11
n.	Insurance	10.C of FA	6, 7 and 8
o.	Advertising	8 of FA	6, 7 and 11
p.	Indemnification	10.B of FA and 11.A of ADA	6

	Obligation	Section in Agreement*	Disclosure Document Item
q.	Owner's participation/ management/staffing	1.A, 1.F, 7.A and 7.E of FA	11 and 15
r.	Records/reports	9.G and 9.H of FA; 4(g) of MBA	N/A
s.	Inspections/audits	6.G and 9.H of FA;6 of MBA	6 and 11
t.	Transfer	11 of FA; 7 of ADA; 8(b) of MBA	6 and 17
u.	Renewal	4.B of FA; 3 of MBA	6 and 17
v.	Post-termination obligations	14 of FA; 10 of ADA; 8(d) of MBA	17
w.	Non-competition covenants	10.D of FA	17
x.	Dispute resolution	12 of FA; 8 of ADA	17

* "FA" means the Franchise Agreement, "ADA" means the Area Development Agreement, and "MBA" means the Multi-Brand Addendum.

ITEM 10
FINANCING

We do not offer direct or indirect financing. We do not guaranty your note, lease, or obligation.

ITEM 11
FRANCHISOR'S ASSISTANCE, ADVERTISING, COMPUTER SYSTEMS, AND TRAINING

Except as listed below, Buffalo Wild Wings International, Inc. is not required to provide you with any assistance.

Pre-Opening Assistance: Before you open your Restaurant, we will:

1. Accept a site for your Restaurant that meets our requirements. We describe our site selection assistance below. (Franchise Agreement, Section 5.A and Area Development Agreement, Section 4.B)

2. Provide design requirements and approve your building plans for your Restaurant if they meet our requirements. (Franchise Agreement, Section 5.B)

3. Provide you with either a written or electronic copy of the manuals, or electronic access to the manuals, which may include audio, video, pictures, presentation materials, computer software, electronic media, written materials, written directives, email and other electronic communications, or any other medium capable of conveying the contents of the manuals (as we periodically modify them). The manuals detail the specifications and procedures relating to the operation of the Restaurant (Franchise Agreement, Section 6.I). The following table identifies

the subjects covered in the manuals' written materials and the number of pages devoted to each subject:

Manual Section	Pages
Ops Systems, Tools and Processes	22
Food & Beverage Processes	72
Safety & Sanitation	40
TOTAL:	134

4. Provide guidance and assistance on the construction, decoration, development and opening of your Restaurant. We describe this assistance and your obligations later in this Item. (Franchise Agreement, Sections 5.A and 5.B and Area Development Agreement, Section 4.B)

5. Provide the initial training programs described later in this Item. (Franchise Agreement, Section 7 and Area Development Agreement Section 6.D)

6. Provide specifications and names of approved suppliers for equipment, signs, fixtures, opening inventory, supplies and related materials. We do not provide items directly but will provide the names of approved suppliers for some items and written specifications for some items. We do not deliver or install these items. (Franchise Agreement, Section 6)

Ongoing Assistance: During the operation of your Restaurant, we will:

1. Maintain the Brand Fund described later in this Item. (Franchise Agreement, Section 8.A)

2. Approve all advertising and promotional materials that meet our requirements. (Franchise Agreement, Section 8)

3. Provide updates to the approved suppliers and approved supplies. (Franchise Agreement, Section 6.C)

4. Make periodic visits to your Restaurant as we reasonably determine to be necessary to provide evaluations and to ascertain if you are complying with the Franchise Agreement. (Franchise Agreement, Section 6.G)

5. Provide refresher training courses as we determine necessary, as described later in this Item. Training may include the use of multi-media such as e-learning, videos, or simulations. You must acquire an electronic device such as a laptop or tablet to access these materials and complete courses as required. (Franchise Agreement, Section 7.C and Area Development Agreement Section 6.D)

Except as described above or elsewhere in this Item 11, we have no obligation to provide you with assistance in developing products or services you will offer to your customers, hiring and training your employees, improving and developing the franchised business, establishing pricing,

establishing and using administrative, bookkeeping, accounting, and inventory control procedures; or resolving operating problems you may encounter.

Our Obligations Under the Area Development Agreement

If you sign an Area Development Agreement, you will sign the initial Franchise Agreement in the Development Schedule when you sign the Area Development Agreement. We will determine whether to accept or reject proposed sites based on our then current standards for site selection. If you comply with the Area Development Agreement and our then current development policies, and we have accepted your proposed site for a new BWW-GO Restaurant, then we will issue a Franchise Agreement for that Restaurant at that site. You (or a Developer Subsidiary) and we must sign our then current form of Franchise Agreement for the proposed Restaurant. We may periodically modify the then current form of Franchise Agreement and it may be different from the current form of Franchise Agreement, including different fees and obligations. (Area Development Agreement, Section 4.B)

Site Selection and Lease

You must comply with our development policies, as we periodically modify them, for each proposed site for a BWW-GO Restaurant. If you sign the Area Development Agreement, then you may look for sites within the Development Territory. Our development policies include sending us a complete site report (containing such demographic, commercial, market and other information and photographs as we may periodically specify) for each proposed site, and information on your (or your Developer Subsidiary's) financial and operational ability to develop and operate the proposed Restaurant, along with sending us information necessary to complete each Franchise Agreement, all on the schedule we periodically specify.

If you will develop a Restaurant under a Franchise Agreement without signing an Area Development Agreement, you must already have identified the premises from which you will develop and operate the Restaurant. If you sign the Area Development Agreement, then you must receive our written acceptance of your proposed site for each Restaurant to be developed under the Area Development Agreement before we will issue a Franchise Agreement for each such Restaurant. We will not unreasonably withhold acceptance of a proposed site. In reviewing any proposed site, we will consider the matters we deem material, including demographic characteristics of the proposed site, traffic patterns, competition, the proximity to other businesses, the nature of other businesses near the site, and other commercial characteristics (including the purchase or lease obligations for the proposed site) and the size of premises, appearance and other physical characteristics. Generally, within 45 to 60 days after you submit all required information, we will notify you in writing whether or not we have any objections to the site you proposed. You may not develop a Restaurant at any site unless we have communicated our acceptance of the site in writing. Our acceptance of the site simply means that the site meets our then current site selection standards or guidelines.

We generally do not own sites and lease them to franchisees, lease sites and sublease them to franchisees, or select sites for franchisees. If you do not open the Restaurant on or before the deadline in the Franchise Agreement or Development Schedule, we may terminate your Franchise Agreement or Area Development Agreement.

If you plan to sign any type of lease for the Restaurant's premises, you and your landlord must sign the Lease Addendum attached to the Franchise Agreement. You may not change the Lease Addendum form without our approval. You must provide us a copy of the executed lease and Lease Addendum, and any amendments to the lease signed after its effective date, within 5 days after signing. You must sign, and provide us an executed copy of, your lease (including an executed copy of the Lease Addendum) or the purchase agreement for the site within 30 days after the Franchise Agreement's effective date. If you fail to sign the lease or the purchase agreement by these deadlines, we may terminate the Franchise Agreement. (Franchise Agreement, Sections 2.A and 5.A and Area Development Agreement, Section 4.B)

Construction and Opening Your Restaurant

The typical length of time between the signing of the Franchise Agreement, which is the first payment of any consideration for the franchise, and the opening of your Restaurant is approximately 8 to 15 months. Factors that may impact this length of time may include your ability to prepare a site survey, arrange leasing and financing, make leasehold improvements, install fixtures, equipment, and signs, decorate the Restaurant, meet local requirements, obtain inventory, and similar factors.

You must construct and equip the Restaurant according to our specifications and standards pertaining to equipment, inventory, signage, fixtures, furnishings, trade dress and design and layout of the Authorized Location. You must provide us for our approval proposed building plans for your Restaurant in the form that we reasonably specify. You may not start construction of the Restaurant until you have received our written approval of your building plans. Our review is limited to evaluating your compliance with our design requirements and the Franchise Agreement's other requirements.

Promptly after obtaining a fully-executed lease for the Restaurant, you must: (i) retain the services of an architect and general contractor that we approve; (ii) have prepared and submitted for our approval a site survey and basic architectural plans and specifications consistent with our requirements; (iii) purchase or lease and then, in constructing the Restaurant, use only the approved building materials, equipment, fixtures, audio visual equipment, furniture and signs; (iv) complete the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating of the Restaurant in compliance with plans and specifications we approve and all applicable ordinances, building codes and permit requirements without any unauthorized alterations; (v) obtain all required zoning changes and all customary contractors' sworn statements and partial and final waivers; and (vi) obtain all necessary permits, licenses and architectural seals and comply with applicable legal requirements relating to the building, signs, equipment and premises, including the Americans With Disabilities Act.

You must begin substantial construction (site work, utility infrastructure and building erection) of the Restaurant at least 100 days before the required opening date listed in an Appendix to the Franchise Agreement (the "Required Open Date") if the Restaurant is in a new free standing location or at least 75 days before the Required Open Date if the Restaurant is in a non-free standing location or a conversion of an existing free-standing building. We may require you to provide us weekly development and construction progress reports in the form we designate from the date you begin construction until the date you open the Restaurant. In addition, on or before

the deadlines to start construction you must submit to us, if requested, executed copies of any loan documents and any other document that proves that you have secured adequate financing to complete the construction of the Restaurant by the Required Open Date. If you fail to begin construction or to secure financing by these deadlines, we may terminate the Franchise Agreement.

You must open and begin operating the Restaurant by the Required Open Date. You may not open the Restaurant until: (1) you have properly developed and equipped the Restaurant according to our standards and specifications and in compliance with all applicable laws and regulations; (2) the Restaurant's personnel have completed all pre-opening training to our satisfaction; (3) you have given us evidence of required insurance coverage and payment of premiums and a copy of the fully-signed lease; and (4) if we (at our sole option) require, we have conducted a pre-opening inspection and/or have certified the Restaurant for opening. Our determination that you have met our pre-opening requirements is not a waiver of your non-compliance or of our right to demand full compliance with the Franchise Agreement. If you fail to begin operations by the Required Open Date, we may terminate the Franchise Agreement. If we permit you to operate the Restaurant at a Multi-Brand Location, you may not open and begin operating the Restaurant unless the Other Restaurant is also open and in operation.

If we permit you to operate the Restaurant at a Multi-Brand Location, you must design and construct, and/or make modifications to the Restaurants layout, design, equipment and fixtures that we periodically specify to reflect the Restaurant's operation at a Multi-Brand Location. You must notify customers, and the design and layout must reflect, in the manner we periodically specify that the operation of the Other Restaurant(s) is separate from and independent from the Restaurant. At our option, you may use certain areas of the premises and equipment (including point-of-sale systems and other computer equipment) only for the business associated with the Restaurant or only for the business associated with the Other Restaurants.

If you sign the Area Development Agreement, you must open and begin operating each of the BWW-GO Restaurants according to the Development Schedule in the Area Development Agreement. If you fail to comply with the Development Schedule, we may terminate the Area Development Agreement. The intervals for opening individual Restaurants depend upon the negotiated Development Schedule and are generally about 12 months per Restaurant, but we may accelerate these timelines to reflect the incentive programs that we currently offer. The timelines in the Development Schedule supersede Franchise Agreement timelines and may be shorter than the timelines described in the Franchise Agreement. (Franchise Agreement, Sections 5.A, 5.B and 5.C; Area Development Agreement, Sections 4.A and 4.B; and Multi-Brand Addendum, Sections 4(a) and 4(b))

<u>Maintenance and Remodel</u>

You must maintain and refresh the building, equipment, fixtures, furnishings, signage and trade dress (including the interior and exterior appearance) of your Restaurant in accordance with the requirements we periodically establish and any of our reasonable schedules prepared based upon our representatives' evaluations of the premises. You must make the maintenance updates we designate within 30 to 45 days (as we determine depending on the work needed) after you receive any particular report prepared after an evaluation. If, however, any condition presents a

threat to customers or public health or safety, you must effect the items of maintenance immediately.

If the term of the Franchise Agreement is 20 years, on or before the date that is 10 years after the Restaurant first opens for business, you must remodel the Restaurant and comply with our then current requirements for modernization of the Restaurant and/or replace the building, premises, trade dress, and equipment as may be necessary for your Restaurant to conform to the standards then applicable to new BWW-GO Restaurants.

Advertising and Marketing

New Restaurant Opening Promotion

You must conduct certain advertising, marketing and public relations activities relating to the opening of your Restaurant. You must spend at least $15,000 for these opening activities during the time between 45 days before and 60 days after the Restaurant opens. You also must perform these opening advertising and promotions every time that you relocate the Restaurant or reopen the Restaurant after having it closed for 30 days or more. Upon our request, you must provide to us proof of these expenditures. We have the right, but not the obligation, to collect and administer these funds on your behalf. (Franchise Agreement, Section 8.G) If you are developing a Restaurant at a Non-Traditional Location, you are not required to conduct any opening advertising or promotional activities. (Non-Traditional Rider to the Franchise Agreement, Section 10)

Brand Fund

We administer and control a marketing and brand fund (the "Brand Fund") for the advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials for all or a group of BWW-GO Restaurants that we periodically deem appropriate. You must pay us, via electronic funds transfer or another payment method we specify and together with each payment of the Royalty Fee, a contribution to the Brand Fund in an amount that we periodically specify, subject to the Marketing Spending Requirement. We and our affiliates will contribute to the Brand Fund on behalf of the BWW-GO Restaurants that we or they own (except for BWW-GO Restaurants at Non-Traditional Locations) at the same rate as similarly situated franchised BWW-GO Restaurants in the same local marketing area. Other BWW-GO Restaurants may contribute to the Brand Fund at different rates based on factors that we deem relevant in our sole judgment. If you are developing a Restaurant at a Non-Traditional Location, you are not required to participate in the Marketing Spending Requirement and instead you currently must pay us a Brand Fund contribution equal to 1.5% of your Restaurant's Gross Sales to be deposited into the Brand Fund. (Non-Traditional Rider to the Franchise Agreement, Section 9 and Section 10)

We will designate and direct all programs that the Brand Fund finances, with sole control over the creative and business concepts, materials and endorsements used and their geographic, market and media placement and allocation. The Brand Fund may pay for preparing, producing and placing video, audio and written materials, electronic media and Social Media (defined below); developing, maintaining and administering technologies that promote or support BWW-GO

Restaurants or their operations, including one or more websites, mobile applications, e-commerce and other online sales programs, customer incentive and retention programs, and other technologies used to reach customers or potential customers or to facilitate sales or delivery to customers; any marketing or other research and development, including product and food research, development and training materials related to accurately promoting or producing food and other products, menus and menu designs, sponsorships, marketing meetings and sales incentives; administering national, regional, multi-regional and local marketing, advertising, promotional and customer relationship management programs, including purchasing trade journal, Internet and other media advertising and using advertising, promotion and marketing agencies and other advisors to provide assistance; and supporting public and customer relations, market research, and other advertising, promotion, marketing and brand-related activities. The Brand Fund may place advertising or other programs in any media, including print, radio, television and electronic, on a local, regional or national basis. Our in-house staff, national or regional advertising agencies, and/or other contractors may produce advertising, marketing, promotional and other Brand Fund programs and materials. The Brand Fund also may reimburse BWW-GO Restaurant operators (including us and our affiliates) for expenditures consistent with the Brand Fund's purposes that we periodically specify. We also may implement programs that could be financed by the Brand Fund, but choose to have them financed through other means, such as direct payments by you and other participating BWW-GO Restaurant operators.

We will account for the Brand Fund separately from our other funds and not use the Brand Fund to pay any of our general operating expenses, except to compensate us and our affiliates for the reasonable salaries, administrative costs, travel expenses, overhead and other costs we and they incur for activities performed for the Brand Fund and its programs, including conducting market research, preparing advertising and marketing materials, maintaining and administering the BWW-GO Restaurant website and/or Social Media, developing technologies to be used by the Brand Fund or its programs, collecting and accounting for Brand Fund contributions, and paying taxes on contributions. We currently do not intend to use any Brand Fund contributions principally to solicit new franchise sales, although we may do so in the future, and part of the BWW-GO Restaurant system website is devoted to franchise sales. The Brand Fund is not a trust, and we do not owe you fiduciary obligations because of our maintaining, directing or administering the Brand Fund or any other reason. The Brand Fund may spend in any fiscal year more or less than the total Brand Fund contributions in that year, borrow from us or others (paying reasonable interest) to cover deficits, or invest any surplus for future use. We will use all interest earned on Brand Fund contributions to pay costs before using the Brand Fund's other assets.

We will prepare an annual, unaudited statement of Brand Fund collections and expenses and give you the statement upon written request. We may have the Brand Fund audited periodically at the Brand Fund's expense by an independent accountant we select. We may incorporate the Brand Fund or operate it through a separate entity whenever we deem appropriate. The successor entity will have all of the rights and duties specified here.

We intend the Brand Fund to maximize recognition of the Trademarks and patronage of BWW-GO Restaurants. Although we will try to use the Brand Fund to develop and/or implement advertising and marketing materials and programs and for other uses (consistent with this Item 11) that will benefit all or certain contributing BWW-GO Restaurants, we need not ensure that Brand

Fund expenditures in or affecting any geographic area are proportionate or equivalent to the Brand Fund contributions from BWW-GO Restaurants operating in that geographic area, or that any BWW-GO Restaurant benefits directly or in proportion to the Brand Fund contributions that it makes. We have no obligation to make any advertising expenditures (from the Brand Fund or otherwise) in your geographic area or Designated Area. We have the right, but no obligation, to use collection agents and institute legal proceedings at the Brand Fund's expense to collect Brand Fund contributions. We also may forgive, waive, settle and compromise all claims by or against the Brand Fund. Except as expressly provided here, we assume no direct or indirect liability or obligation to you for maintaining, directing or administering the Brand Fund.

BWW-GO Restaurants currently are marketed to the public as part of the combined network of locations under the Buffalo Wild Wings® brand, together with Buffalo Wild Wings Sports Bars, and certain advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials that are designed to benefit either the BWW-GO Restaurant network or the Buffalo Wild Wings Sports Bar network can also serve to benefit the other network and promote the Buffalo Wild Wings® brand and the Trademarks (the "Combined Brand Programs"). We currently maintain a separate advertising, marketing and promotion fund to which Buffalo Wild Wings Sports Bar owners (including us and our affiliates) contribute (the "Sports Bar Fund"). The Sports Bar Fund may pay for some Combined Brand Programs that could (with or without modification) be used by or to benefit BWW-GO Restaurants, and the Brand Fund may pay for some Combined Brand Programs that could (with or without modification) be used by or to benefit Buffalo Wild Wings Sports Bars. We may allocate costs for Combined Brand Programs between the Sports Bar Fund and Brand Fund, or between some or all Buffalo Wild Wings Sports Bar operators and some or all BWW-GO Restaurant operators, on any reasonable basis that we determine in good faith and may periodically change the allocation methods. Our allocation of these costs and expenditures is final. We also may, at our option, merge or otherwise combine (and, once combined, separate) the Sports Bar Fund and the Brand Fund and their operations as we deem appropriate.

During our 2023 fiscal year, the Brand Fund paid 100% of contributions to the Sports Bar Fund to fund Combined Brand Programs and initiatives that benefitted both the contributing BWW-GO Restaurants and Buffalo Wild Wings Sports Bars. During our 2023 fiscal year, the Sports Bar Fund spent (on all of its programs, not just the Combined Brand Programs) 62% of its expenditures on media placement, 16% on printing and production costs, 7% on agency fees, 5% on general and administrative expenses, and 10% for technology initiatives, including its website, customer personalized offers and rewards programs.

We may at any time defer or reduce a BWW-GO Restaurant operator's contributions to the Brand Fund and, upon at least 30 days' written notice to you, reduce or suspend Brand Fund contributions and/or operations for one or more periods of any length and terminate (and, if terminated, reinstate) the Brand Fund. If we terminate the Brand Fund, we will (at our option) either spend the remaining Brand Fund assets according to this Item 11 or distribute the unspent assets to BWW-GO Restaurant operators (including us and our affiliates, if applicable) then contributing to the Brand Fund in proportion to their contributions during the preceding 12-month period. There currently are no advertising councils of franchisees that advise us on advertising policies in the BWW-GO Restaurant network. (Franchise Agreement, Section 8.A)

Local Marketing

You must at your expense participate in the manner we periodically specify in all advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs that we periodically designate for the Restaurant. You must ensure that all of your advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials that you or your agents or representatives develop or implement relating to the Restaurant (collectively, "Local Marketing") is completely clear, factual and not misleading, complies with all applicable laws and regulations, and conforms to the highest ethical standards and the advertising and marketing policies that we periodically specify. If the Restaurant will be located a Non-Traditional Location, then you are not required to spend any additional amounts on local marketing or promotion activities. Before using them, you must send to us for our approval descriptions and samples of all proposed Local Marketing that we have not prepared or previously approved within the previous 6 months. If you do not receive written notice of approval from us within 5 business days after we receive the materials, they are deemed disapproved. You may not conduct or use any Local Marketing that we have not approved or have disapproved. At our option, you must contract with one or more suppliers that we designate or approve to develop and/or implement Local Marketing. We assume no liability to you or any other party due to our specifying any programs or materials or our approval or disapproval of any Local Marketing.

You must issue, use and honor in the manner we periodically specify only the gift and stored value cards, checks and similar items that we periodically designate and otherwise participate in other promotions, including any customer loyalty programs and promotions and procedures for resolving customer complaints, that we periodically specify. We have developed a gift card program. You must sign the then-current form of agreement to participate in the gift card program operated by or through our approved suppliers (that may include us or our affiliates). When the Franchise Agreement terminates or expires, or you transfer your rights under the Franchise Agreement, you must pay all amounts you owe under the gift card program and any related agreements.

You must spend the amount we periodically specify on approved Local Marketing for the Restaurant, subject to the Marketing Spending Requirement (the "Required Local Marketing Spend"). Upon our request, you must provide us with itemization and proof of marketing and an accounting of the amounts that you have spent for approved Local Marketing. We may require you periodically to prepare and submit to us for our approval a proposed Local Marketing plan that contemplates spending at least the Required Local Marketing Spend, and if we do you must implement the plan in the form that we approved it. We also may, at our option, require you to deposit the Required Local Marketing Spend with us in advance, on a schedule we periodically determine, and if we do you must follow our requirements to evidence your payment of approved Local Marketing expenditures and obtain reimbursement of those expenditures from the amounts you deposited with us. (Franchise Agreement, Sections 8.B and 8.C)

If we permit you to operate the Restaurant at a Multi-Brand Location, unless we otherwise specify or approve, none of the advertising, marketing or promotional materials associated with the Restaurant may reference any Other Restaurant or the brand(s) under which they operate. (Section 4.F of MBA)

Advertising Cooperatives and Local Marketing Groups

We may designate local advertising markets for BWW-GO Restaurants, and if we do, you must participate in and contribute to the Cooperative we establish for that market, unless if the Restaurant will be located at a Non-Traditional Location. We typically determine these local advertising markets based on our specific criteria for designated marketing areas, which are defined by Nielsen Corporation. If established, you must contribute the amount we periodically specify to the Cooperative, subject to the Marketing Spending Requirement. If, however, the Cooperative votes to require contributions that would (together with the Brand Fund contributions and required Local Marketing expenditures) exceed the Marketing Spending Requirement, you must contribute that amount. Each BWW-GO Restaurant, including those that we or our affiliates operate (except at Non-Traditional Locations), within a designated local advertising area is a member of the Cooperative and contributes to the Cooperative at the same rate, and each restaurant has one vote on all matters requiring a vote. Each Cooperative will adopt bylaws or other governing documents that we approve and which franchisees may review. You must comply with the terms of those governing documents. We or our affiliate (at our option) may administer the Cooperatives' funds and require payment from its members via electronic funds transfer to spend on behalf of the Cooperative and its members. Otherwise, each Cooperative's members are responsible for its administration. You or the Cooperative must pay our then current charges for any accounting, bookkeeping, administrative and other services we or our affiliate provides. At our option, each Cooperative must engage the services of a professional advertising agency or media buyer that we approve and that has expertise in the industry and in the particular market. Further, you must obtain our written approval of all Cooperative advertising, marketing and promotional materials, creative execution and media schedules and programs before their implementation. Each Cooperative will prepare annual financial statements and provide them to all members of the Cooperative and to us upon request. Also, each Cooperative must submit to us its meeting minutes upon our request. We may form, change, dissolve and merge Cooperatives. (Franchise Agreement, Section 8.D)

Websites

You must, at your expense, participate in the website on the internet, our intranet system and any other online communications as we may periodically require for the BWW-GO Restaurant network, which (at our sole option) may be combined with the website, intranet system or other online communications for the Buffalo Wild Wings Sports Bar network and/or any other concept. We will determine the content and use of our website, intranet system or other form of online communications and will periodically establish the rules under which franchisees may or must participate. You may not separately register any domain name containing any of the Trademarks nor participate in any other website or other form of online communications that markets, offers or sells goods and services for the Restaurant without our approval. We retain all rights relating to our website and intranet system, including all rights to the information and data that you and other visitors provide, and may alter or terminate our website or intranet system. (Franchise Agreement, Section 6.M)

Social Media

You must comply with our policies and requirements (as we periodically modify them) concerning blogs, common social networks like Facebook, professional networks like Linked-In, live-blogging tools like X (f/k/a Twitter), virtual worlds, file, audio and video sharing sites like TikTok, Pinterest and Instagram, and other similar social networking or media sites or tools (collectively, "Social Media") that in any way reference the Trademarks or involve the Restaurant. These policies may involve prohibitions on your or your representatives' use of Social Media in relation to the Trademarks or the Restaurant. (Franchise Agreement, Section 8.F)

POS, Technology and Computer Systems

You must purchase and use the Computer System that we develop or select for the Restaurant, including all future updates, supplements and modifications that we periodically specify. The Computer System includes all computing equipment, accessories, hardware, software and other information technology used in the operation of the Restaurant, including POS terminals and back office programs used to record, analyze and report sales, inventory, tax and other operational information. The computer software package developed for use in the Restaurant may include proprietary software and/or other technology. We may require you to license the proprietary software and/or other technology, and/or purchase Computer System components and other related equipment and products, only from one of our affiliates or one or more third parties (at our option) and to pay licensing fees, user fees or technology fees and prices for components, equipment and other products that they determine. All rights in the software or other technology will remain with the licensor of the software or technology. The computer hardware and other components of the Computer System must conform to the specifications we periodically specify. We may designate a single source from whom you must purchase the Computer System and related support services, and that single source may be us or an affiliate. We will have full and complete access to information and data entered and produced by the Computer System. You must, at all times, have at the Authorized Location internet access with a form of secure high-speed broadband internet connection at our then current minimum bandwidth specification.

You must record all sales of your Restaurant on information systems that we have approved and report your Gross Sales daily through our Franchise Sales Automation (FSA) electronic data interface. The Computer System generates and stores sales, inventory, product usage, operational and tax information. The Computer System cost currently ranges from approximately $11,000 to $13,000. Franchisees must use the POS system we specify. You must purchase the designated POS system (hardware and software), and required ongoing maintenance and support, from a designated supplier. We estimate the current costs for annual recurring software and hardware maintenance, repairs, upgrades and updates for the POS System will range from $2,000 to $3,500 for each BWW-GO Restaurant. You also must participate in the integrated online ordering solution we designate and acquire the required equipment and software only from our designated supplier. The estimated costs for franchisees to participate in the online ordering program currently include a one-time estimated cost $325 to $600, as well as annual maintenance fees of $920. Otherwise, neither we, our affiliate, nor any third party has any obligation to provide ongoing maintenance, repairs, upgrades or updates for the Computer System.

We may periodically designate changes or enhancements to the Computer System, including the POS terminals, computer hardware, POS file server, software, tablet technology, payment gateway technology and other equipment. You must install and begin using the required, changed or enhanced Computer System on the schedule we specify. We also may add new payment methods beyond traditional methods, including online payment, mobile order taking/payment, and table-side order and pay capabilities. Upon notice from us, you must invest in the technologies necessary to ensure the proper functioning of the new payment methods or other technology. This investment may be related to costs for hardware, software, and related service and support. No contract limits the frequency or cost of your obligations.

We have unlimited, independent access to your Restaurant's Computer System and may retrieve, analyze, download and use all software, data and files generated or stored on the Computer System. You must store all data and information that we designate and report data and information in the manner we specify, including through our intranet, file exports, integration services or other online communications or services.

You must comply with the Payment Card Industry Data Security Standards ("PCI DSS"), as the Payment Card Industry Security Standards Council (or any successor or replacement organization we may specify) may periodically modify them, and the Fair and Accurate Credit Transactions Act ("FACTA") and other applicable laws regarding your use, handling and storage of personally identifiable information, credit card data and other data. You also must upgrade periodically your Computer System and related software, at your expense, to maintain compliance with PCI DSS, FACTA, and all related laws and regulations. You must notify us immediately if you are notified of or otherwise become aware of unauthorized access to one or more of your information technology systems or devices (including a credit card breach) related to the Restaurant or your business, and must cooperate with us and applicable authorities fully on any related investigation. Further, you must cooperate with us fully regarding media statements (if any) and other items related to managing any incident from a Trademark and System protection standpoint. (Franchise Agreement, Sections 6.D, 6.Q and 9.H)

Training

If the Restaurant under your Franchise Agreement is the first BWW-GO Restaurant that you or your affiliates open, you or one of your owners whom we approve must participate in our New Franchisee Orientation ("NFO"). The NFO is a brief overview of the BWW-GO Restaurant system and the support we provide under the Franchise Agreement. We plan to conduct the NFO at the Inspire Brands Support Center in Atlanta, Georgia once per quarter, but may conduct the program more or less often if required for new franchisees. The NFO consists of 1 to 2 days in a presentation or classroom setting. There are no specific subjects for the NFO, no instructional materials, and no tasks that you or your personnel must complete to our satisfaction. There is no cost for the NFO, but you must pay all travel and living expenses for you and your personnel.

You must, at your expense, comply with all of the training requirements we periodically specify for the Restaurant. Our current initial training program is called the Manager Fundamentals Learning Plan (the "MFLP"). We currently conduct the MFLP at the Inspire Brands Support Center, our affiliate's BWW-GO Restaurant in Atlanta, Georgia, or at other BWW-GO Nationally Certified Training Restaurants ("NCTRs") around the country. The MFLP is primarily

designed to develop the technical operational skills necessary for the operation of a BWW-GO Restaurant. The Control Person, the Unit General Manager, and the Multi-Unit Operations Manager (if applicable) must attend training and complete the MFLP to our satisfaction before you open the Restaurant for business. You must appoint the Unit General Manager at least 60 days before the Restaurant first opens for business and ensure that the Unit General Manager is fully trained to our satisfaction at least 30 days before the Restaurant first opens for business. If you and your affiliates operate 5 or more BWW-GO Restaurants, you must appoint the Multi-Unit Operations Manager at least 60 days before the Restaurant first opens for business and ensure that the Multi-Unit Operations Manager is fully trained to our satisfaction at least 30 days before the Restaurant first opens for business.

We plan to conduct the MFLP as often as required for BWW-GO Restaurant openings. The following table outlines the MFLP as of the date of this disclosure document:

TRAINING PROGRAM

	Subject	Hours Classroom Training	Hours On-the-Job Training	Location
Week 1: HOH & MOD Week	Day 1: Orientation • Orientation • Manager Fundamentals Welcome • MOD Shadow • OSM Review Day 2: Fryer and Opening Shadow • MOD Opening Procedures • Fryer Position • Shortening Management Day 3: Hand-Breaded Chicken and Closing Shadow • Shift Execution • MOD Closing Procedures • Hand-breaded Chicken • Fryer Certification and filtering Day 4: Sake and Closing Procedures • MOD Closing Procedures • Shake Position • Fryer Filtering Day 5: Grill Training and MOD Practice • Opening or Closing Procedures • Grill Position	0	50	Atlanta, GA or a NCTR

	Subject	Hours Classroom Training	Hours On-the-Job Training	Location
Week 2: Front of House Training & MOD Validation	Day 6: Cashier Training & MOD Open Role • MOD Opening Procedures • Team Experience • Cashier Position Day 7: Cashier Validation and MOD Opening Validation • MOD Opening Validation • Aloha for Managers • Cashier Position Day 8: Expo Training and MOD Close Role • MOD Closing Procedures • Expo Position • zHUB and The U Learning Hub Day 9: Expo Validation and MOD Close Validation • MOD Closing Validation • Guest Experience • Expo Training and Certification Day 10: MOD Role • MOD Role • Manager Fundamentals Exam and Validation	0	50	Atlanta, GA or a NCTR

Rachel Richal, our Vice President of Training, oversees our training programs. Ms. Richal joined us in 2019 and held the positions of Director, Learning and Sr. Director of Learning and Team Member Activation. Previously she was Director of Training for TooJay's Deli and Restaurant overseeing the company's training and operations programs and new restaurant openings. She has a B.S. in Hospitality Management and over 20 years of restaurant experience in various roles in training and operations. Additional employees who have experience in some facet of the operation of a Buffalo Wild Wings Sports Bar (for example, opening, operations or systems management) will assist Ms. Richal with the development and administration of the training program. Instructional materials for the training programs are located on our intranet and online Learning Management System.

If the Restaurant is the first or second BWW-GO Restaurant that you or your affiliates operate, we will provide the MFLP to your Control Person, Unit General Manager, and additional personnel whom we approve. You must pay our then current training fee for each person who attends the MFLP (currently, $2,500). If the Restaurant is the third or subsequent BWW-GO Restaurant that you or your affiliates operate, then you (or your affiliate) must provide the MFLP at your (or its) NCTR according to our standards and requirements. If the Restaurant is the third or subsequent BWW-GO Restaurant that your or your affiliates operate and you or your affiliate does not then have an NCTR, or if we otherwise provide the initial training program for any Restaurant personnel, including the Multi-Unit Operations Manager (if applicable), then you must pay our then current training fee (currently $5,000) for each person. You also must pay all of your and your personnel's travel, living and other expenses and compensation incurred in attending any training programs. Should your Control Person or Unit General Manager fail to successfully complete our training requirements, we may require that you appoint a new Control Person or Unit General Manager who meets our standards and qualifications within 30 days. That new Control

Person or Unit General Manager must attend and successfully complete our training requirements immediately after you appoint him or her.

On or before the opening date for the third BWW-GO Restaurant that you (or your affiliates) operate, you must complete (or cause your affiliate to complete) to our satisfaction the necessary brand standards training, attain the minimum benchmarks, and complete the other tasks that we then specify in order for us to designate one of your (or your affiliate's) BWW-GO Restaurants as a NCTR and that Restaurant's Unit General Manager as the "Certified Training General Manager." There are no specific subjects or durations of training to attain NCTR and Certified Training Manager status. The training is typically conducted in Atlanta, Georgia or at a NCTR. We do not charge any separate fees for this training, but you must pay all travel and living expenses for you and your personnel. Once you or your affiliate have attained these certifications, if the NCTR loses that certification or otherwise fails to meet our minimum benchmarks to retain that certification, or if the Certified Training General Manager's employment at the NCTR ends or the Certified Training General Manager otherwise loses that certification, then within 60 days after that, you must complete (or cause your affiliate to complete) the tasks necessary to once again have one of your or your affiliate's BWW-GO Restaurants designated as a NCTR and for that Restaurant's Unit General Manager to be designated as the Certified Training General Manager. We may permit and/or require that certain initial and ongoing training for Restaurant personnel be conducted at your (or your affiliate's) NCTR, under the direction and supervision of the Certified Training General Manager, and according to our standards and requirements.

In addition to the NFO and the MFLP, if the Restaurant is one of the first 2 BWW-GO Restaurants that you and your affiliates open, then we will utilize our on-site New Restaurant Opening training to provide training on various aspects of day-to-day operations, including kitchen and front-of-house operations. If this is your first BWW-GO Restaurant, we currently will send 1 trainer to assist with the needed pre-opening and post-opening crew training at the Restaurant for 10 calendar days. If this is your second BWW-GO Restaurant, we currently will send one trainer for 8 calendar days. We will determine the individual(s) who provide the training in our sole judgment. We do not charge any fees for the New Restaurant Opening training, but you must reimburse us for the travel expenses and prorated salary for the trainer who provided you training. There are no specific subjects or durations of this training. Restaurant staff need not complete specific tasks to our satisfaction.

All replacement Unit General Managers at the Restaurant must complete training to our satisfaction and must begin training within 4 weeks after the time of hire. You must pay our then current training fee (currently $2,500) if we provide that training. The training requirements may vary depending on our assessment of the experience of the trainee or other factors specific to the Restaurant. You may not permit management of the Restaurant's operations by a person who has not successfully completed to our reasonable satisfaction all applicable training we require.

If your Multi-Unit Operations Manager fails to successfully complete our training requirements, we have the right to require that you appoint a new Multi-Unit Operations Manager who meets our standards and qualifications within 30 days. That new Multi-Unit Operations Manager must attend and successfully complete our training requirements immediately after you appoint them. You must pay our then current training fees and all of Multi-Unit Operations

Manager's travel, living and other expenses and compensation incurred in connection with the training.

We may require the Control Person, the Multi-Unit Operations Manager, the Unit General Manager, shift supervisors and other key employees of the Restaurant to attend, at your expense, ongoing training at our training facility, the Authorized Location or any other location we periodically designate. In addition, you must participate in the manner we periodically specify in all in-Restaurant training programs that we periodically implement, including by acquiring electronic devices (such as computers, laptops or tablets) and other equipment and subscriptions or licenses for learning platforms. Currently we offer ongoing training through our Learning Management System. You must pay our then current training fees (currently up to $1,500) and all of your and your personnel's travel, living and other expenses and compensation incurred in any ongoing training programs.

Your Control Person or another representative of the Restaurant whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. We may require you to purchase access to training videos or other instructional materials from us. You and/or your Control Person and other Restaurant personnel must attend any additional meetings and refresher training programs that we periodically deem appropriate. You must pay our then current training fees and all expenses for you and your employees, including training materials, travel and living expenses. (Franchise Agreement Section 7)

If we permit you to operate the Restaurant at a Multi-Brand Location, the services, guidance and assistance that we provide under the Franchise Agreement, including any training, may be intended for stand-alone BWW-GO Restaurants and not tailored or specific to Multi-Brand Locations. We may modify our training, staffing and other similar requirements to address any employees that are cross-trained to operate both the Restaurant and the Other Restaurants. However, you must ensure that all employees who provide services to the Restaurant's customers or otherwise assist in the Restaurant's operation are properly trained to operate the Restaurant and otherwise satisfy our requirements. We have no obligation to provide training, services or other assistant with respect to the development or operation of any Other Restaurant.

ITEM 12
TERRITORY

Franchise Agreement

You will operate the Restaurant at a specific Authorized Location that we accept within a Designated Area that we specify in the Franchise Agreement when we and you sign it. There is no set minimum or maximum size for Designated Areas. We will determine the Designated Area for each BWW-GO Restaurant based on a number of factors, such as the character of nearby businesses, demographic factors, drive times, and other physical and commercial characteristics of the location and market. However, we do not anticipate that a Designated Area will be less than

2 blocks nor more than 3 miles. The consumer service area, trade area or other designated area of another BWW-GO Restaurant might overlap with your Designated Area.

While you and your affiliates comply with the Franchise Agreement and any other agreements with us and our affiliates relating to the Restaurant, we and our affiliates will not open and operate, or grant to anyone else a license or franchise to open and operate, a BWW-GO Restaurant the physical premises are located within the Designated Area so long as the Franchise Agreement is in effect, except for BWW-GO Restaurants located at Non-Traditional Locations within the Designated Area. Because we can locate BWW-GO Restaurants at Non-Traditional Locations within the Designated Area and for the reasons described below, you will not receive an exclusive territory. You may face competition from other franchisees, from outlets that we own, or from other channels of distribution or competitive brands that we control.

Under the Non-Traditional Rider to the Franchise Agreement, you receive the right to operate a BWW-GO Restaurant at a specific location that we accept. You will not be granted any geographic or territorial protections.

Certain locations within and outside the Designated Area are by their nature unique and separate in character from sites generally developed as BWW-GO Restaurants. As a result, Non-Traditional Locations are excluded from the Designated Area, and we and our affiliates have the right to open and operate, or grant to anyone else a license or franchise to open or operate, BWW-GO Restaurants at these locations, whether they are within or outside the Designated Area.

We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in the Franchise Agreement and have the right to engage in any activities we or they deem appropriate that the Franchise Agreement does not expressly prohibit. By way of example, this includes:

(1) establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, BWW-GO Restaurants at any locations outside the Designated Area and BWW-GO Restaurants at any Non-Traditional Locations within or outside the Designated Area;

(2) establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, restaurants and other foodservice establishments (including Buffalo Wild Wings Sports Bars) or any similar or dissimilar businesses that either are not primarily identified by the Buffalo Wild Wings GO® Trademark or do not operate under the System at any locations, whether within or outside the Designated Area;

(3) all rights relating to the Trademarks, and all Menu Items and other products and services associated with any of the Trademarks, in any methods of distribution, except as specifically described above. This includes providing, and granting rights to others to provide (except as specifically described above), products and services that are similar or dissimilar to, or competitive with, any Menu Items and other products and services provided at BWW-GO Restaurants, whether identified by the Trademarks or other trademarks or service marks, regardless of the method of distribution and at any area or

location. For example, we and our affiliates may provide and grant others the right to provide: (a) through other BWW-GO Restaurants, Buffalo Wild Wings Sports Bars, and/or other methods of distribution, catering and delivery services for Menu Items and other products and services within or outside the Designated Area, and (b) any frozen items, pre-packaged items or other products or services associated with BWW-GO Restaurants (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any channels of distribution such as grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing sites and office buildings), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce); and

(4) acquiring the assets or ownership interests of, or being acquired (regardless of the form of transaction) by, a one or more businesses providing products and services similar or dissimilar to those provided at BWW-GO Restaurants, and franchising, licensing or creating other arrangements regarding these businesses once acquired, wherever these businesses (or the franchisees or licensees of these businesses) are located or operating, whether within or outside the Designated Area.

If you choose to relocate the Restaurant because your lease expires or is cancelled for reasons other than your breach, or you need to relocate the Restaurant because of condemnation or destruction, you may do so at a site acceptable to us that is within your Designated Area if you comply with our timelines for notice and development of the new site. As part of the relocation, you must sign our then current form of franchise agreement and related documents (modified to remove any initial franchise fee), the terms of which may differ from those in the Franchise Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur relating to your relocation.

You must engage in catering and delivery from your Restaurant according to the standards and specifications that we periodically specify. You may not establish another outlet or property (other than the Authorized Location) for use in providing catering or delivery service and may not provide catering or delivery service to customers at Non-Traditional Locations without our prior written consent. At our option, we may determine, and after that may periodically modify, the geographic area within which you will provide catering or delivery service, but you will not receive any exclusive, protected or other territorial rights regarding catering services or deliveries in that geographic area. If you fail to comply with any provision of the Franchise Agreement, including any standard or specification pertaining to catering or delivery service, then in addition to our other rights, we may temporarily suspend or permanently terminate your right to provide catering and/or delivery service or temporarily or permanently restrict the geographic area within which you may provide catering or delivery service. Otherwise, there are no restrictions on your soliciting or accepting orders from consumers outside of the Designated Area, but you do not have the right to use other channels of distribution, such as the Internet, catalog sales, telemarketing, or other direct marketing, to make sales within or outside of your Designated Area. We and our affiliates may use other channels of distribution, such as the Internet, catalog sales, telemarketing, or other direct

marketing sales, to make sales within the Designated Area using the Trademarks or other trademarks without compensating you.

Continuation of your territorial rights under the Franchise Agreement does not depend on your achieving a certain sales volume, market penetration or other contingency. The Franchise Agreement does not provide you options, rights of first refusal, or similar rights to acquire additional franchises within the Designated Area or contiguous areas. We may not alter your Designated Area or modify your territorial rights in the Designated Area before your Franchise Agreement expires or is terminated, although we may do so for a successor franchise agreement and if you relocate the Restaurant and sign a new franchise agreement.

If we and any Other Franchisor grant you the right to operate a BWW-GO Restaurant and one or more Other Restaurants at a Multi-Brand Location, Other Franchisor may grant you territorial exclusivity for the Other Restaurant which will be described in Other Franchisor's FDD and/or Other Franchise Agreement.

Area Development Agreement

If we and you sign an Area Development Agreement, then we grant to you the right (directly or through Developer Subsidiaries) to develop and sign Franchise Agreements to operate the number of new BWW-GO Restaurants identified on the Development Schedule within the Development Territory. We will identify the Development Territory in the Area Development Agreement when we and you sign it. We typically define Development Territories based on demographics, the character of the market and nearby businesses and residences, the density of residential and business entities, traffic generators, driving times, and major topographical features which clearly define contiguous areas, like rivers, mountains, major freeways, and underdeveloped land areas. The consumer service area, trade area or designated area of another BWW-GO Restaurant might overlap with your Development Territory. There is no minimum size for Development Territories.

To maintain your rights under the Area Development Agreement, you (or a Developer Subsidiary) must (i) submit site packages for proposed BWW-GO Restaurant sites that you reasonably believe conform to our then current site selection criteria, in the form and containing the information that we periodically specify, for the number of sites described under the Development Schedule; (ii) sign Franchise Agreements with us for the number of new BWW-GO Restaurants described under the Development Schedule; and (iii) open and begin operating the number of new BWW-GO Restaurants described under the Development Schedule in compliance with the applicable Franchise Agreements. We will determine whether to accept or reject proposed sites based on our then current standards for site selection. You also must comply with the Development Schedule requirements regarding the cumulative number of BWW-GO Restaurants to be open and continuously operating for business in the Development Territory. If you fail to comply with any aspect of the Development Schedule, we may terminate the Area Development Agreement.

If you have complied with the Area Development Agreement and our then current development policies, and we have accepted your proposed site for the BWW-GO Restaurant and your (or your Developer Subsidiary's) financial and operational qualifications, then we will issue

a franchise agreement for that Restaurant at that site. We will determine the designated area, and any rights in the designated area, for that franchise agreement using our then current standards and policies.

If you and your affiliates are complying with the Area Development Agreement and any other agreements with us and our affiliates relating to any BWW-GO Restaurants, including all Franchise Agreements, then we and our affiliates will not open and operate, or grant to anyone else a license or franchise to open and operate, a BWW-GO Restaurant the physical premises are located within the Development Territory so long as the Area Development Agreement is in effect, except for BWW-GO Restaurants located at Non-Traditional Locations within the Development Territory. Non-Traditional Locations are excluded from the Development Territory, and we and our affiliates may open and operate, or grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants at Non-Traditional Locations within or outside the Development Territory. However, if the Development Territory covers more than one city, county, designated market area or target area (each "Target Area"), then this territorial protection for each Target Area expires upon the earlier of (i) the expiration or termination of the Area Development Agreement, or (ii) the date upon which you or a Developer Subsidiary signs a Franchise Agreement for a BWW-GO Restaurant to be developed in that Target Area. When this territorial protection for the Development Territory or Target Area (as applicable) ends, then we and our affiliates may open and operate, and grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants the physical premises of which are located within the Development Territory or Target Area (as applicable), except as otherwise provided under any Franchise Agreement then in effect.

The rights described above that we and our affiliates reserve in a franchisee's Designated Area for a single BWW-GO Restaurant are generally the same for the Development Territory under the Area Development Agreement. Because we can locate BWW-GO Restaurants at Non-Traditional Locations within the Development Territory and for the reasons described above, you will not receive an exclusive territory. You may face competition from other franchisees, from outlets that we own, or from other channels of distribution or competitive brands that we control. Continuation of your territorial rights in the Development Territory does not depend on your achieving a certain sales volume, market penetration or other contingency, and we may not alter your Development Territory or modify your territorial rights in the Development Territory. You have no options, rights of first refusal or similar rights to acquire additional franchises under the Area Development Agreement.

Except as described in Item 1, we do not operate or franchise, or currently plan to operate or franchise, any business under a different trademark that sells or will sell goods or services similar to those that our franchisees sell. However, our affiliates, including the Affiliated Programs described in Item 1 and other portfolio companies that currently are or in the future may be owned by private equity funds managed by Roark Capital Management, LLC, may operate and/or franchise businesses that sell similar goods or services to those that our franchisees sell. Item 1 describes our current Affiliated Programs that offer franchises, their principal business addresses, the goods and services they sell, whether their businesses are franchised and/or company-owned, and their trademarks. All of these other brands (with limited exceptions) maintain offices and training facilities that are physically separate from the offices and training facilities of our franchise network. Most of the Affiliated Programs are not direct competitors of our franchise network

given the products or services they sell, although some are, as described in Item 1. All of the businesses that our affiliates and their franchisees operate may solicit and accept orders from customers near your business. Because they are separate companies, we do not expect any conflicts between our franchisees and our affiliates' franchisees regarding territory, customers and support, and we have no obligation to resolve any perceived conflicts that might arise.

ITEM 13
TRADEMARKS

The Franchise Agreement licenses you to use the trademark and service marks BUFFALO WILD WINGS, BUFFALO WILD WINGS GO and other Trademarks. Our Parent has registered the following principal Trademarks on the Principal Register of the U.S. Patent and Trademark Office (the "PTO"):

PRINCIPAL TRADEMARKS	REGISTRATION DATE	REGISTRATION NUMBER
BUFFALO WILD WINGS	April 13, 1999	Reg. No. 2,239,550
BUFFALO WILD WINGS GRILL & BAR (design mark)	September 8, 1998	Reg. No. 2,187,765
BUFFALO WILD WINGS (logo)	February 19, 2013	Reg. No. 4,293,524
BUFFALO WILD WINGS. Beer. Sports. (logo)	April 22, 2014	Reg. No. 4,519,293
BUFFALO WILD WINGS-GO	December 29, 2020	Reg. No. 6,235,303
BUFFALO WILD WINGS-GO BAR (design mark)	December 29, 2020	Reg. No. 6,235,302

Our Parent has made all required renewal and affidavit filings. Our Parent has licensed us the right to use the Trademarks and to sublicense them for the operation of BWW-GO Restaurants under a license agreement dated January 1, 2007. The initial term of the license agreement is for 20 years, and it provides for unlimited, automatic renewals for terms of 10 years each. Our Parent may terminate the license agreement if either we or any franchisee misuses the Trademarks in a way as to materially impair the goodwill associated with the Trademarks, or if we are dissolved, become insolvent or (except for our right to sublicense the Trademarks to franchisees) assign our rights under the license agreement without our Parent's consent. If the license agreement terminates, the rights to use the Trademarks will revert to our Parent, and we must immediately cease all use of the Trademarks. We have the first right of refusal if our Parent decides to sell its rights in the Trademarks. There are no other agreements currently in effect that significantly limit our right to use or license the use of the Trademarks.

There are no currently effective material determinations of the PTO, the Trademark Trial and Appeal Board, the trademark administrator of any state or any court, and no pending infringement, opposition or cancellation proceedings, and no pending material litigation, involving the principal Trademarks. We do not know of either superior prior rights or infringing uses that could materially affect your use of the Trademarks in any state.

You must notify us of any suspected infringing uses of, or claims of rights to, the Trademarks or any similar mark, and cooperate with us in responding to them. We or our Parent has the sole right to determine whether to take any legal action concerning any infringement or claims and to control and direct any litigation, administrative and other proceedings involving the Trademarks. We will pay the cost of any litigation or administrative action for policing the Trademarks against infringement, unless the challenge or claim results from your misuse of the Trademarks in violation of the Franchise Agreement, in which case you must reimburse us for our fees and expenses. You must (at your expense) take reasonable steps to assist us with any action. We are not obligated, however, to institute legal or other action to protect you against claims of infringement or unfair competition concerning the Trademarks. We need not participate in your defense nor indemnify you for expenses and damages if you are a party to any administrative or judicial proceeding involving a Trademark or if the proceeding is resolved unfavorably to you. You may not take any legal action for infringement or unfair competition concerning the Trademarks without our consent.

You may use the Trademarks only according to the Franchise Agreement and our manuals. You may not use, or permit the use of, any trademarks, trade names or service marks in operating the Restaurant except the Trademarks or except as we otherwise direct in writing. You may use the Trademarks only in the form and manner we periodically specify in writing and must comply with all of our trademark, trade name and service mark notice and marking requirements. You may use the Trademarks only in association with products and services we periodically approve and that meet our standards or requirements for quality, mode and condition of storage, production, preparation and sale, and portion and packaging. You must follow our directions in using the Trademarks and any modified or new trademark. If we require you to modify or discontinue use of a Trademark, we do not have to compensate you. This modification or discontinuance will not provide you with any termination or other rights.

The Area Development Agreement does not grant you any rights to use the Trademarks. You derive the right to use the Trademarks only under a franchise agreement.

If we permit you to operate the Restaurant at a Multi-Brand Location, you may use the Other Franchisor's trademarks licensed to you under the Other Franchise Agreement in connection with the operation of the Other Restaurant at the Multi-Brand Location.

ITEM 14
PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION

No patents or patent applications are material to the franchise. We have not registered any copyrights applicable to the BWW-GO Restaurant business with the United States Copyright Office. However, we claim copyrights on and consider proprietary our manuals, forms, advertisements, and other proprietary materials. There are no currently effective material

determinations of the PTO, the United States Copyright Office or any court regarding any of the copyrighted materials. We do not know of either superior prior rights or infringing uses that could materially affect your use of the copyrighted materials. There are currently no agreements in effect that limit our rights to use or license the use of any copyrights in any manner material to the franchise.

You must promptly inform us, in writing, when you learn about any infringement or unauthorized use of our proprietary information or copyrighted materials. We or our Parent has the sole right to determine whether to take any legal action concerning any infringement or claims and to control and direct any administrative proceeding or litigation involving the copyrighted materials or proprietary information. We will pay the cost of any litigation or administrative action for policing the copyrighted materials or proprietary information against infringement. We are not obligated, however, to institute legal or other action to protect you against claims arising from your use of the copyrighted materials or proprietary information. We need not participate in your defense nor indemnify you for expenses and damages if you are a party to any administrative or judicial proceeding involving the copyrighted materials or proprietary information. You may not take any legal action for infringement or unfair competition concerning the copyrighted materials or proprietary information without our consent. You must modify or discontinue using any copyrighted materials and proprietary information as we direct.

You and your Restricted Persons (defined below) may not, during the or after the Area Development Agreement's or Franchise Agreement's term, disclose, copy, reproduce, sell or use in any other business or in any manner that we do not specifically authorize or approve in advance in writing, any Confidential Information. "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, standards, specifications, processes, procedures and/or improvements regarding the development or operation of a BWW-GO Restaurant that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of your Restaurant, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Restaurant's POS system) of or relating to the Restaurant's customers or prospective customers; and (iv) any other information that we reasonably designate as confidential or proprietary. "Restricted Persons" means, individually and collectively, you, your affiliates, your Control Person, all of your guarantors, officers and directors, and all of your owners. You and your Restricted Persons may not use Confidential Information for any purpose other than operating your business under the Area Development Agreement or the Restaurant. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons associated with you who have access to any Confidential Information. Upon termination of your Area Development Agreement or Franchise Agreement, you must return to us all proprietary information, including the manuals and all other copyrighted material.

You must promptly disclose to us all ideas, concepts, techniques or materials relating to a BWW-GO Restaurant business, whether or not constituting protectable intellectual property, and whether created by or on behalf of you or your owners. These items are our sole and exclusive property, part of the System, and works made for hire for us. You may not use any of these ideas, concepts, techniques or materials in operating the Restaurant without our prior approval. You must (and must cause each of your owners to) sign whatever assignment or other documents we may periodically request to evidence our ownership or to assist us in securing intellectual property rights in these ideas, concepts, techniques or materials.

ITEM 15
OBLIGATION TO PARTICIPATE IN THE ACTUAL OPERATION OF THE FRANCHISE BUSINESS

During the term of the Franchise Agreement, you (if the franchisee is an individual) or your Control Person (if the franchisee is an entity) must personally participate in the direct operation of the Restaurant and devote full time and best efforts to the management of the Restaurant. Your "Control Person" is the individual whom we approve who (i) has the authority under your (and/or your parent company's) organizational documents to authorize a merger, liquidation, dissolution or transfer of substantially all of your assets and otherwise to direct and control your management and policies without the vote or consent of any other person or entity; (ii) actively directs your business affairs in regard to the Restaurant, and is responsible for overseeing the general management of the day-to-day operations of the Restaurant; and (iii) has authority to sign on your behalf on all contracts and commercial documents.

A Unit General Manager must provide direct on-premises supervision to the Restaurant. "Unit General Manager" means the individual who personally invests his or her full time and attention and devotes his or her best efforts to the on-premises general management of the day-to-day operations of the Restaurant and meets our training requirements. You (if the franchisee is an individual) or your Control Person (if the franchisee is an entity) may serve as the Unit General Manager if we approve. You must have a Control Person and a Unit General Manager that meet our standards and qualifications at all times during the Franchise Agreement's term. Your Control Person and Unit General Manager must attend and successfully complete all required training. You must appoint the Unit General Manager at least 60 days before the Restaurant first opens for business and ensure that the Unit General Manager is fully trained to our satisfaction at least 30 days before the Restaurant first opens for business. In addition to the Control Person and your Unit General Manager, your Restaurant must have at least 3 shift managers at all times during the Franchise Agreement's term. They need not have any equity interest in you or in the Restaurant. If any manager fails to satisfactorily complete the training program, you may designate a different individual, who must then satisfactorily complete the training program.

If the Restaurant is the 5th or subsequent BWW-GO Restaurant you and/or your affiliates own, you must hire, appoint, and have at all times during the term of the Franchise Agreement a multi-unit operations manager that meets our standards and qualifications (the "Multi-Unit Operations Manager") to oversee the management and operations of your and your affiliates' BWW-GO Restaurants. The Multi-Unit Operations Manager may not also be a Unit General Manager. The Multi-Unit Operations Manager must attend and successfully complete the training we require. You must appoint the Multi-Unit Operations Manager (if it is the 5th BWW-GO

Restaurant owned by you and/or your affiliates or a subsequent BWW-GO Restaurant if you otherwise do not have a Multi-Unit Operations Manager) at least 60 days before the Restaurant first opens for business and ensure that the Multi-Unit Operations Manager is fully trained to our satisfaction at least 30 days before the Restaurant first opens for business. You may not open the Restaurant (if it is the 5th or subsequent BWW-GO Restaurant owned by you and/or your affiliates) unless your Multi-Unit Operations Manager is in position and has successfully completed all required training. Should your Multi-Unit Operations Manager fail to successfully complete our training requirements, we have the right to require that you appoint a new Multi-Unit Operations Manager who meets our standards and qualifications within 30 days. That new Multi-Unit Operations Manager must attend and successfully complete our training requirements immediately after you appoint them. You must pay our then current training fees and all of Multi-Unit Operations Manager's travel, living and other expenses and compensation incurred in connection with the training.

Your Control Person or another representative of the Restaurant whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. You and/or your Control Person and other Restaurant personnel must attend any additional meetings and training programs that we periodically deem appropriate. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons associated with you who have access to any Confidential Information.

All Principal Owners must sign a personal guaranty and undertaking of all financial and other obligations arising under your Franchise Agreement. "Principal Owner" means any owner who owns a 10% or greater interest in you (where you are a business entity), any general partner in a partnership, and any manager or managing member in a limited liability company. However, if we are signing the Franchise Agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications of any individual or entity who owns less than a 10% interest in you, we may designate that person or entity as a Principal Owner. If you sign the Franchise Agreement as one or more individuals, each individual is a Principal Owner. You must have at least one Principal Owner.

If you sign the Area Development Agreement, you must develop your Development Territory according to the Development Schedule. We recommend that you (or, if you are an entity, your owners) personally supervise your development of BWW-GO Restaurants. Under the Area Development Agreement your personnel need not have an equity interest in any BWW-GO Restaurant or in you. Personnel need not attend our training program. If you are an entity, your owners need not sign any personal guarantees of your obligations under the Area Development Agreement.

ITEM 16
RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

You must offer for sale at the Restaurant all of the Menu Items and food and beverage products that we periodically require, and you may not offer at the Restaurant any unapproved products or Menu Items or use the Authorized Location for any purpose other than the operation

of a Restaurant. We have the unlimited right to change the types of authorized products and services you may offer. You must comply with the maximum, minimum or other pricing policies and requirements that we periodically specify for Menu Items and other products and services that the Restaurant offers and sells, including promotions, special offers and discounts in which some or all BWW-GO Restaurants participate, in each case to the maximum extent the law allows.

You must engage in catering and delivery from your Restaurant according to the standards and specifications that we periodically specify. At our option, you must use only the vendors and programs that we periodically specify or approve. At our option, we may determine, and thereafter may periodically modify, the geographic area within which you will provide catering or delivery service. If you fail to comply with the Franchise Agreement, in addition to our other rights, we may temporarily suspend or permanently terminate your right to provide catering and/or delivery service or temporarily or permanently restrict the geographic area within which you may provide catering or delivery service.

If we permit you to operate the Restaurant at a Multi-Brand Location, you may offer the products and services authorized by the Other Franchisor under the Other Franchise Agreement in connection with the operation of the Other Restaurant at the Multi-Brand Location.

ITEM 17
RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION

THE FRANCHISE RELATIONSHIP

This table lists certain important provisions of the franchise and related agreements. You should read these provisions in the agreements attached to this Disclosure Document.

	Provision	Section in Agreement	Summary
a.	Length of the franchise term	4.A of FA; 3 of MBA; 5 of ADA	Term is 10 years or 20 years after the Restaurant first opens for business. Area Development Agreement's term ends on the earlier of the date upon which last Franchise Agreement for your last Restaurant under the Development Schedule is signed or is scheduled to be signed.
b.	Renewal or extension of the term	4.B of FA; 3 of MBA	If the term of your Franchise Agreement is 10 years, you may acquire one successor franchise of 10 years if you comply with the requirements in subsection (c) below. If the term of your Franchise Agreement is 20 years, you may not extend or renew the term of the Franchise Agreement or acquire a successor franchise. You may not extend or renew the term of the Area Development Agreement.
c.	Requirements for franchisee to renew or extend	4.B of FA; 3 of MBA	You give us written notice at least 6 months but not more than 12 months before the term expires; you sign our then current form of franchise agreement documents (modified to reflect that the agreement relates to the grant of a renewal

	Provision	Section in Agreement	Summary
			license), the terms of which may differ materially from those in the Franchise Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; you have complied with our modernization requirements for your Restaurant, unless we determine that you should relocate the Restaurant; you are not in default and have satisfied your obligations on a timely basis; if leasing, you have written proof of your ability to remain in possession of the Restaurant premises throughout the renewal term; you comply with our training requirements; you pay us a renewal fee equal to 50% of our then current initial franchise fee for new franchisees; and you, each Principal Owner and each guarantor sign a release (if state law allows). "Renewal" under the Franchise Agreement means signing our then current franchise agreement, which could contain materially different terms. Under the Multi-Brand Addendum, you must satisfy the renewal conditions set forth in, and be in compliance with, the Franchise Agreement and, if we require, renew or extend the term of the Other Franchise Agreement(s).
d.	Termination by franchisee	13.D of FA	Subject to state law, you may terminate the Franchise Agreement only if we breach a material provision, you give us written notice specifically identifying the breach, and we fail to cure within 30 days. Termination is effective 60 days after the original notice of breach. You may not terminate the Area Development Agreement except as applicable law allows.
e.	Termination by franchisor without cause	Not Applicable	We may not terminate the Franchise Agreement or Area Development Agreement without cause.
f.	Termination by franchisor with cause	13.A and 13.B of FA; 9.A and 9.B of ADA; 8(c) of MBA	We can terminate the Franchise Agreement and the Area Development Agreement only if you default or fail to comply with your obligations. The Franchise Agreement and Area Development Agreement contain cross-default provisions. The Multi-Brand Addendum contains a cross-termination provision which permits us to terminate the Franchise Agreement upon the termination or expiration of the Other Franchise Agreement. We may also terminate the Franchise Agreement if you abandon or otherwise fail to operate the Other Restaurant.
g.	"Cause" defined – curable defaults	13.B of FA; 9.B of ADA	Under the Franchise Agreement you have 24 hours to cure a violation of any health safety or sanitation law or system standard or your operation of the Restaurant in a manner that presents a health or safety hazard, 10 days to cure the failure to submit reports or pay amounts due to us or our affiliates, and 30 days to cure defaults not listed in (h)

	Provision	Section in Agreement	Summary
			below. Under the Area Development Agreement, you have 30 days to cure defaults not listed in (h) below.
h.	"Cause" defined – non-curable defaults	13.A of FA; 9.A of ADA; 8(c) of MBA	Non-curable defaults under the Franchise Agreement include material misrepresentations or omissions, failure to open on time, abandonment, the lease terminates or you fail to cure lease default or lose possession, authorities close the Restaurant for health or public safety reasons, unauthorized use of Confidential Information, conviction of or pleading no contest to a felony, breaching provision that results in material impairment of goodwill, any action that infringes upon, harms or contests rights in Trademarks or goodwill, any dishonest, unethical or illegal conduct which adversely affects the Restaurant or Trademarks, failure to maintain insurance, intentionally underreporting Gross Sales or fees or any subsequent audit in 3-year period reveals understatement of 1.25% or more, unauthorized transfers, repeated defaults, any other franchise or other agreement relating to a BWW-GO Restaurant terminates (except for an Area Development Agreement), and bankruptcy-related events. Non-curable defaults under the Area Development Agreement include failure to meet the Development Schedule, material misrepresentations or omissions, unauthorized use of Confidential Information, conviction of or pleading no contest to a felony, breaching provision that results in material impairment of goodwill, any action that infringes upon, harms or contests rights in Trademarks or goodwill, any dishonest, unethical or illegal conduct which adversely affects a BWW-GO Restaurant or Trademarks, unauthorized transfer, any franchise agreement or other agreement relating to a BWW-GO Restaurant terminates, and bankruptcy-related events. Non-curable defaults under the Multi-Brand Addendum include termination or expiration of any Other Franchise Agreement or abandonment or ceasing operations of any Other Restaurant for any reason.
i.	Franchisee's obligations on termination/non-renewal	14 of FA; 10 of ADA	Obligations under Franchise Agreement include paying amounts owed to us and third parties, complete de-identification of Restaurant, assigning telephone numbers and assumed name rights, delivering to us or destroying all signs and other materials bearing the Trademarks, returning manuals, and stopping all use of Confidential Information (including customer data). Also see (o) and (r) below. When the Area Development Agreement terminates all rights granted to you under that agreement terminate.
j.	Assignment of contract by franchisor	11.H of FA; 7.E ADA	No restriction on our right to assign.

	Provision	Section in Agreement	Summary
k.	"Transfer" by franchisee – defined	11.A of FA; 7.A of ADA	Includes transfer of any interest in the Franchise Agreement or Area Development Agreement, the Restaurant or its assets or your business, or any direct or indirect ownership interest in you if you are an entity, or which results in the transfer or creation of a controlling ownership interest in you.
l.	Franchisor approval of transfer by franchisee	11.B-11.D of FA; 7.B-7.D of ADA	No transfers under the Franchise Agreement or Area Development Agreement without our approval. In addition to the requirements under (m) below, we may condition our approval on the simultaneous transfer to the applicable assignee of other rights and interests such that, following the transfer, the assignee has the right to develop, own and operate all BWW-GO Restaurants in the market.
m.	Conditions for franchisor approval of transfer	11.B-11.E of FA; 7.B-7.D of ADA; 8(b) of MBA	Conditions for a non-control transfer under the Franchise Agreement include providing notice and information, payment in full of all amounts owed to us and third parties, compliance with Franchise Agreement and other agreements, transferee and its owners meet our standards and do not have competitive businesses, you and your Principal Owners sign the agreement we specify to reflect the new ownership structure, transferring owners sign non-compete, you and Principal Owners sign general release (if state law allows), and you pay $1,000 transfer fee. Conditions for a control transfer under the Franchise Agreement include providing notice and information, payment in full of all amounts owed to us and third parties, compliance with Franchise Agreement and other agreements, transferee and its owners meet our standards and do not have competitive businesses, transferee or you (as applicable) agree at our option to be bound by original Franchise Agreement or sign our then current form of Franchise Agreement whose terms may differ materially (including higher fees and a modification to the Designated Area and/or your rights in any new designated area), transferring owners sign non-compete, transferee and its personnel complete training, we determine that price and terms will not adversely affect the Restaurant, you subordinate transferee's payments and guarantee performance of transferee if you retain security interest, you and Principal Owners sign general release (if state law allows), and you pay remaining transfer fee described in Item 6. Conditions for a non-control transfer under the Area Development Agreement include providing notice and information, complying with non-control transfer requirements of all Franchise Agreements, transferee and its owners meet our standards, you and your Principal Owners sign the agreement we specify to reflect new ownership structure and general release (if state law allows), and you pay $1,000 transfer fee.

	Provision	Section in Agreement	Summary
			Conditions for a control transfer under the Area Development Agreement include providing notice and information, complying with control transfer requirements of all Franchise Agreements, transferee and its owners meet our standards, transferee or you (as applicable) agree to be bound by original Area Development Agreement, you and your owners sign general release (if state law allows), and you pay remaining transfer fee described in Item 6. Under the Multi-Brand Addendum, we may condition our approval of certain transfers on the simultaneous transfer of other rights, obligations, assets and/or other interests associated with the Other Restaurant(s).
n.	Franchisor's right of first refusal to acquire franchisee's business	11.G of FA	If you or any Owners propose to engage in a control transfer, we can match any offer. Also, if the proposed control transfer involves the transfer of ownership interests or arises from bankruptcy, we also have the option to purchase the Restaurant's assets.
o.	Franchisor's option to purchase franchisee's business	14.E of FA; 8(d) of MBA	When the Franchise Agreement terminates or expires, we or our designee may purchase all or any portion of the Restaurant's assets at fair market value, but not as a going concern. If we and you cannot agree on a purchase price, 3 appraisers will determine the price. Under the Multi-Brand Addendum, if our right to acquire the Restaurant's assets and/or lease conflicts with similar requirements under the Other Franchise Agreement, you must comply with the requirements we reasonably specify.
p.	Franchisee's death or disability	11.F of FA	Upon your or your owner's death or disability, you have 180 days to transfer to your or your owner's heir or successor in interest, subject to the other transfer requirements, but if assignee is your spouse or child there is no transfer fee or right of first refusal.
q.	Non-competition covenants during the term of the franchise	10.D of FA	No owning interest in, performing services for or having any other involvement in any restaurant or other foodservice business (whether or not operating from a retail location) that generates, or is reasonably expected to generate, at least 10% of its revenue during any 6-month period from the sale of chicken wings, chicken tenders or other chicken pieces, whether at wholesale or retail ("Competitive Business"), wherever located, other than a BWW-GO Restaurant or a Buffalo Wild Wings Sports Bar.
r.	Non-competition covenants after the franchise is terminated or expires	10.D of FA	For 2 years after expiration, termination or transfer, no owning interest in, performing services for or having any other involvement in any Competitive Business at the Restaurant's site, within 5 miles of the Restaurant's site, or within 5 miles of any other BWW-GO Restaurant then operating or under development.
s.	Modification of the agreement	15.B of FA; 11.C of ADA	Modifications only by written agreement of the parties, but we may change the manuals, standards, Menu Items and System.

	Provision	Section in Agreement	Summary
t.	Integration/merger clause	15.B of FA; 11.C of ADA	Only terms of the agreements are binding (subject to state law). Any representations or promises made outside of the Disclosure Document and those agreements may not be enforceable.
u.	Dispute resolution by arbitration or mediation	Not applicable	Not applicable.
v.	Choice of forum	12.B of FA; 8.B of ADA	You must file litigation in the federal or state court of general jurisdiction located closest to our then current principal office (currently located in Atlanta, Georgia). We can file litigation in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business or where the Restaurant is or was located, or where the claim arose (subject to state law).
w.	Choice of law	12.A of FA; 8.A of ADA	Georgia law applies to all claims (subject to state law).

* "FA" means the Franchise Agreement and "ADA" means the Area Development Agreement.

ITEM 18
PUBLIC FIGURES

We do not use any public figure to promote our franchise.

ITEM 19
FINANCIAL PERFORMANCE REPRESENTATIONS

The FTC's Franchise Rule permits a franchisor to provide information about the actual or potential financial performance of its franchised and/or franchisor-owned outlets, if there is a reasonable basis for the information, and if the information is included in the disclosure document. Financial performance information that differs from that included in Item 19 may be given only if: (1) a franchisor provides the actual records of an existing outlet you are considering buying; or (2) a franchisor supplements the information provided in this Item 19, for example, by providing information about possible performance at a particular location or under particular circumstances.

There were 79 BWW-GO Restaurants operating as of December 31, 2023 (the "Measuring Date"). We excluded 2 alternate format ghost kitchen BWW-GO Restaurants that our affiliates operate because they are not typical of the experience of other BWW-GO Restaurants. We call the remaining 77 BWW-GO Restaurants the "2023 Restaurants." Our affiliate owns and operates 46 of the 2023 Restaurants and franchisees own and operate the other 31. Only 39 of the 2023 Restaurants (the "Mature Restaurants") operated for the full 12 fiscal month period from January 2, 2023 through December 31, 2023 (the "2023 Fiscal Year"), because the remaining 2023 Restaurants all opened after January 2, 2023. Our affiliate owns and operates 35 of the Mature Restaurants ("Company-Owned Mature Restaurants") and franchisees own and operate the other 4 ("Franchised Mature Restaurants"). Because we have such a limited number of Mature Restaurants, we have expanded the financial performance representations to include all 21 of the 2023 Restaurants that had operated for at least 13

weeks as of the Measuring Date. These 21 additional BWW-GO Restaurants, together with the Mature Restaurants, are called the "Reporting Restaurants." Our affiliate owns and operates 42 of the Reporting Restaurants ("Company-Owned Reporting Restaurants") and franchisees own and operate the other 18 ("Franchised Reporting Restaurants").

The financial performance representations disclose the actual, historical average weekly Gross Sales, also called the weekly Average Unit Volume or "AUV," for (1) the Mature Restaurants during the 2023 Fiscal Year, and (2) the Reporting Restaurants from the restaurant's opening date through the Measuring Date (subject to the exclusion of Super Bowl week, as described below), grouped into the top third, middle third, and bottom third of Gross Sales for (a) all Reporting Restaurants, (b) Franchised Reporting Restaurants, and (c) Company-Owned Reporting Restaurants. We do not report the results of the 4 Franchised Mature Restaurants separately from the results of 35 Company-Owned Mature Restaurants because doing so could make the identities of the franchisees whose data is reported discernable, and because the results from the Franchised Mature Restaurants and Company-Owned Mature Restaurants are not materially different.

Average Unit Volume of Mature Restaurants
For 2023 Fiscal Year

Category	# Restaurants	Average # Weeks Open	Weekly AUV	#/% Above Average	Highest/ Lowest Weekly AUV	Median Weekly AUV
Mature Restaurants	**39**	**52**	**$16,168**	**15 / 35.9%**	**$31,700 / $7,721**	**$15,263**

Average Unit Volume of All Reporting Restaurants
Through Measuring Date

Category	# Restaurants	Average # Weeks Open	Weekly AUV	#/% Above Average	Highest/ Lowest Weekly AUV	Median Weekly AUV
Top Third Reporting Restaurants	20	43.0	$23,416	8 / 40.0%	$45,231 / $17,978	$20,801
Middle Third Reporting Restaurants	20	46.4	$15,303	9 / 45.0%	$17,769 / $12,857	$15,230
Bottom Third Reporting Restaurants	20	44.2	$10,929	13 / 65.0%	$12,811 / $7,721	$11,399
All Reporting Restaurants	**60**	**44.5**	**$16,549**	**23 / 38.3%**	**$45,231 / $7,721**	**$15,230**

Average Unit Volume of Franchised Reporting Restaurants
Through Measuring Date

Category	# Restaurants	Average # Weeks Open	Weekly AUV	#/% Above Average	Highest/ Lowest Weekly AUV	Median Weekly AUV
Top Third Franchised Reporting Restaurants	6	31.2	$25,904	3 / 50%	$45,231 / $19,287	$22,305
Middle Third Franchised Reporting Restaurants	6	44.4	$15,538	3 / 50%	$16,518 / $15,092	$15,294

Category	# Restaurants	Average # Weeks Open	Weekly AUV	#/% Above Average	Highest/ Lowest Weekly AUV	Median Weekly AUV
Bottom Third Franchised Reporting Restaurants	6	28.7	$11,419	4 / 66.7%	$12,857 / $9,059	$11,837
All Franchised Reporting Restaurants	**18**	**34.8**	**$17,620**	**6 / 33.3%**	**$45,231 / $9,059**	**$15,294**

Average Unit Volume of Company-Owned Reporting Restaurants Through Measuring Date

Category	# Restaurants	Average # Weeks Open	Weekly AUV	#/% Above Average	Highest/ Lowest Weekly AUV	Median Weekly AUV
Top Third Company-Owned Reporting Restaurants	14	48.1	$22,351	6 / 42.9%	$31,700 / $17,978	$20,252
Middle Third Company-Owned Reporting Restaurants	14	50.1	$15,198	6 / 42.9%	$17,769 / $12,811	$15,063
Bottom Third Company-Owned Reporting Restaurants	14	48.0	$10,723	9 / 64.3%	$12,726 / $7,721	$11,399
All Company-Owned Reporting Restaurants	**42**	**48.7**	**$16,091**	**17 / 40.5%**	**$31,700 / $7,721**	**$15,063**

35 Reporting Restaurants (including 22 of the Mature Restaurants) are located in suburban markets, 18 Reporting Restaurants (including 14 of the Mature Restaurants) are located in urban/metro markets, 6 Reporting Restaurants (including 3 of the Mature Restaurants) are located in rural markets and 1 Reporting Restaurant is located in a super-urban market. As of the Measuring Date, 39 of the Reporting Restaurants (the Mature Restaurants) were operating for 52 weeks, 10 of the Reporting Restaurants were operating for between 32 weeks and 51 weeks, and the remaining 11 were operating for less than 32 weeks. The Reporting Restaurants vary in size from 1,084 to 2,409 square feet, with an average of 1,530 square feet. 42 of the Reporting Restaurants are in in-line spaces of retail shopping centers, 17 are end-cap units and 1 is in a stand-alone building. All of the Reporting Restaurants offer materially the same products and services that new BWW-GO Restaurants will offer. All of the Reporting Restaurants face the same kinds of competitive challenges (from chicken wing concepts, other restaurants and other foodservice operations), and receive the same level of support from us, that we expect new BWW-GO Restaurant franchisees will experience.

To calculate the weekly AUV for each group of restaurants, we first added the Gross Sales of the applicable restaurants for all of the full weeks (Monday through Sunday) either during the 2023 Fiscal Year (for the Mature Restaurants) or that each particular restaurant has operated since the restaurant's grand opening (for the Reporting Restaurants), and then we divided that figure by the total number of weeks that were reported. Because the sales of wings are unusually high during Super Bowl week, and because there are a number of Reporting Restaurants that were open for Super Bowl week but not for the full 12-month period, we excluded Super Bowl week's Gross Sales from the calculations for the Reporting Restaurants. (We did not exclude Super Bowl week's Gross Sales from the calculations for the Mature Restaurants because those reflect a full year's results.) The figures for the

median, highest and lowest weekly AUV reflect the median, highest and lowest of all of the reported weekly Gross Sales figures contained in the applicable group.

The term "Gross Sales" has the same meaning here as it does in Item 6, and includes the total revenues and receipts from the sale of all products, services and merchandise sold in or in relation to the restaurant, including fees or charges for any delivery, catering and other off-site activities and events, gaming activities, license and use fees, and implied or imputed Gross Sales from any business interruption insurance. However, Gross Sales excludes (1) sales taxes, use taxes, and similar taxes added to the sales price, collected from the customer and paid to the appropriate taxing authority; (2) any bona fide voids, refunds and credits that are actually provided to customers; and (3) the face value of coupons or discounts that customers redeem.

We calculated the figures in the table above using information that our affiliates provided. Upon your reasonable request, we will provide written substantiation for these financial performance representations.

These financial performance representations do not reflect the costs of sales, operating expenses or other costs or expenses that must be deducted from the AUV figures to obtain your net income or profit. You should conduct an independent investigation of the costs and expenses you will incur in operating your BWW-GO Restaurant. Franchisees or former franchisees, listed in this disclosure document, may be one source of this information.

Some outlets have sold this amount. Your individual results may differ. There is no assurance that you'll sell as much.

Other than the preceding financial performance representations, we do not make any financial performance representations. We also do not authorize our employees or representatives to make any such representations either orally or in writing. If you are purchasing an existing outlet, however, we may provide you with the actual records of that outlet. If you receive any other financial performance information or projections of your future income, you should report it to the franchisor's management by contacting our Vice President, Franchise Counsel, Lisa Storey, Esq. at Three Glenlake Parkway NE, Atlanta, Georgia 30328 or (678) 514-6928, the Federal Trade Commission, and the appropriate state regulatory agencies.

ITEM 20
OUTLETS AND FRANCHISEE INFORMATION

Table No. 1
Systemwide Outlet Summary for Years 2021 to 2023

Outlet Type	Year	Outlets at the Start Of the Year	Outlets at the End of the Year	Net Change
Franchised Outlets	2021	0	1	+1
	2022	1	4	+3
	2023	4	31	+27

Outlet Type	Year	Outlets at the Start Of the Year	Outlets at the End of the Year	Net Change
Company-Owned	2021	1	15	+14
	2022	15	37	+22
	2023	37	48	+11
Total Outlets	2021	1	16	+15
	2022	16	41	+25
	2023	41	79	+38

Table No. 2
Transfers of Outlets from Franchisees to New Owners (Other than the Franchisor) for Years 2021 to 2023

State	Year	Number of Transfers
Total	2021	0
	2022	0
	2023	0

Table No. 3
Status of Franchised Outlets for Years 2021 to 2023

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired By Franchisor	Ceased Operations Other Reasons	Outlets at End Of the Year
Alabama	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	2	0	0	0	0	2
Florida	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	4	0	0	0	0	4
Georgia	2021	0	0	0	0	0	0	0
	2022	0	1	0	0	0	0	1
	2023	1	4	0	0	0	0	5
Illinois	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	2	0	0	0	0	2
Michigan	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	2	0	0	0	0	2
New York	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	5	0	0	0	0	5
North Carolina	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	1	0	0	0	0	1
Ohio	2021	0	1	0	0	0	0	1
	2022	1	1	0	0	0	0	2
	2023	2	1	0	0	0	0	3

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired By Franchisor	Ceased Operations Other Reasons	Outlets at End Of the Year
Texas	2021	0	0	0	0	0	0	0
	2022	0	1	0	0	0	0	1
	2023	1	5	0	0	0	0	6
Washington	2021	0	0	0	0	0	0	0
	2022	0	0	0	0	0	0	0
	2023	0	1	0	0	0	0	1
Total	2021	0	1	0	0	0	0	1
	2022	1	3	0	0	0	0	4
	2023	4	27	0	0	0	0	31

Table No. 4
Status of Company-Owned Outlets for Years 2021 to 2023

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisees	Outlets Closed	Outlets Sold to Franchisees	Outlets at End of the Year
Arizona	2021	0	2	0	0	0	2
	2022	2	2	0	0	0	4
	2023	4	2	0	0	0	6
California	2021	0	0	0	0	0	0
	2022	0	4	0	0	0	4
	2023	4	0	0	0	0	4
Colorado	2021	0	3	0	0	0	3
	2022	3	0	0	0	0	3
	2023	3	1	0	0	0	4
Georgia	2021	1	2	0	0	0	3
	2022	3	1	0	0	0	4
	2023	4	0	0	0	0	4
Illinois	2021	0	1	0	0	0	1
	2022	1	7	0	0	0	8
	2023	8	3	0	0	0	11
Kansas	2021	0	0	0	0	0	0
	2022	0	0	0	0	0	0
	2023	0	1	0	0	0	1
Missouri	2021	0	0	0	0	0	0
	2022	0	0	0	0	0	0
	2023	0	1	0	0	0	1
New York	2021	0	0	0	0	0	0
	2022	0	1	0	0	0	1
	2023	1	0	0	0	0	1

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisees	Outlets Closed	Outlets Sold to Franchisees	Outlets at End of the Year
Texas	2021	0	6	0	0	0	6
	2022	6	5	0	0	0	11
	2023	11	2	0	0	0	13
Wisconsin	2021	0	0	0	0	0	0
	2022	0	2	0	0	0	2
	2023	2	1	0	0	0	3
Total	2021	1	14	0	0	0	15
	2022	15	22	0	0	0	37
	2023	37	11	0	0	0	48

Table No. 5
Projected Openings as of December 31, 2023

State	Franchise Agreements Signed But Outlet Not Opened	Projected New Franchised Outlets in the Next Fiscal Year	Projected New Company-Owned Outlets in the Next Fiscal Year
California	9	4	0
Colorado	1	1	1
Florida	5	1	0
Georgia	1	0	0
Illinois	1	1	0
Maine	1	1	0
Massachusets	1	1	0
Maryland	3	2	0
Minnesota	1	0	0
Nebraska	2	2	0
New Jersey	2	2	0
New York	4	2	0
North Carolina	1	0	1
Ohio	1	0	0
Tennessee	1	0	0
Texas	3	0	0
Wisconsin	1	1	0
Total	**38**	**18**	**2**

2023 numbers are from January 2, 2023 to December 31, 2023. 2022 numbers are from January 2, 2022 to January 1, 2023. 2021 numbers are from January 3, 2021 to January 2, 2022.

In February 2022, we entered into a test agreement that granted the licensee, Vessel Operating Holdco, LLC, the right to operate a concession trailer located in a parking lot in San Antonio, Texas selling certain BWW-GO branded products. This trailer is not similar to the franchised business described in this disclosure document. The agreement expired by its own terms in September 2022.

Exhibit E lists the names of our franchisees and the addresses and telephone numbers of their BWW-GO Restaurants as of December 31, 2023. Exhibit F lists the name, city and state, and business telephone number (or, if unknown, the last known home telephone number) of any franchisees who had an outlet terminated, cancelled, not renewed, transferred, or otherwise voluntarily or involuntary ceased to do business under a Franchise Agreement during the most recently completed fiscal year, or who has not communicated with us within 10 weeks of the issuance date of this disclosure document. If you buy this franchise, your contact information may be disclosed to other buyers when you leave the franchise system.

No BWW-GO Restaurant franchisees have signed agreements with confidentiality clauses during the last 3 years. There are no trademark-specific franchisee organizations associated with the BWW-GO Restaurant franchise network.

ITEM 21
FINANCIAL STATEMENTS

Exhibit B contains the audited consolidated financial statements of our Parent as of December 31, 2023 and January 1, 2023 and for the fiscal years ended December 31, 2023, January 1, 2023, and January 2, 2022.

Our Parent absolutely and unconditionally guarantees the performance of our obligations to franchisees under the Franchise Agreement and Area Development Agreement. The Guarantee of Performance is included in Exhibit B.

ITEM 22
CONTRACTS

This Disclosure Document includes a sample of the following contracts:

Exhibit C	-	Franchise Agreement
Exhibit C-1	-	Incentive Amendment to the Franchise Agreement
Exhibit C-2	-	Non-Traditional Rider to the Franchise Agreement
Exhibit C-3	-	Multi-Brand Addendum to the Franchise Agreement
Exhibit D	-	Area Development Agreement
Exhibit D-1	-	Incentive Amendment to the Area Development Agreement
Exhibit G	-	Form Release Agreement
Exhibit H	-	State-Specific Additional Disclosures and Agreement Riders

ITEM 23
RECEIPTS

Attached to this disclosure document as Exhibit I is a detachable acknowledgment of receipt.

EXHIBIT A

LIST OF STATE AGENCIES AND AGENTS FOR SERVICE OF PROCESS

STATE AGENCIES/AGENTS FOR SERVICE OF PROCESS

Listed here are the names, addresses and telephone numbers of the state agencies having responsibility for the franchising disclosure/registration laws. We may not yet be registered to sell franchises in any or all of these states.

If a state is not listed, we have not appointed an agent for service of process in that state in connection with the requirements of the franchise laws. There may be states in addition to those listed below in which we have appointed an agent for service of process.

There also may be additional agents appointed in some of the states listed.

CALIFORNIA

Commissioner of Department of Financial Protection & Innovation
Department of Financial Protection & Innovation
Toll Free: 1 (866) 275-2677

Los Angeles

Suite 750
320 West 4th Street
Los Angeles, California 90013-2344
(213) 576-7500

Sacramento

2101 Arena Boulevard
Sacramento, California 95834
(866) 275-2677

San Diego

1455 Frazee Road, Suite 315
San Diego, California 92108
(619) 525-4233

San Francisco

One Sansome Street, Suite 600
San Francisco, California 94104-4428
(415) 972-8559

HAWAII

(for service of process)

Commissioner of Securities
Department of Commerce
and Consumer Affairs
Business Registration Division
335 Merchant Street, Room 203
Honolulu, Hawaii 96813
(808) 586-2722

(for other matters)

Commissioner of Securities
Department of Commerce
and Consumer Affairs
Business Registration Division
335 Merchant Street, Room 205
Honolulu, Hawaii 96813
(808) 586-2722

ILLINOIS

Illinois Attorney General
500 South Second Street
Springfield, Illinois 62706
(217) 782-4465

INDIANA

(for service of process)

Indiana Secretary of State
201 State House
200 West Washington Street
Indianapolis, Indiana 46204
(317) 232-6531

(state agency)

Indiana Secretary of State
Securities Division
Room E-111
302 West Washington Street
Indianapolis, Indiana 46204
(317) 232-6681

MARYLAND

(for service of process)

Maryland Securities Commissioner
at the Office of Attorney General-
Securities Division
200 St. Paul Place
Baltimore, Maryland 21202-2021
(410) 576-6360

(state agency)

Office of the Attorney General-
Securities Division
200 St. Paul Place
Baltimore, Maryland 21202-2021
(410) 576-6360

MICHIGAN

Michigan Attorney General's Office
Consumer Protection Division
Attn: Franchise Section
G. Mennen Williams Building, 1st Floor
525 West Ottawa Street
Lansing, Michigan 48933
(517) 335-7567

MINNESOTA

Commissioner of Commerce
Department of Commerce
85 7th Place East, Suite 280
St. Paul, Minnesota 55101
(651) 539-1500

NEW YORK

(for service of process)

Attention: New York Secretary of State
New York Department of State
One Commerce Plaza,
99 Washington Avenue, 6th Floor
Albany, New York 12231-0001
(518) 473-2492

(Administrator)

NYS Department of Law
Investor Protection Bureau
28 Liberty Street, 21st Floor
New York, New York 10005
(212) 416-8236 (Phone)

NORTH DAKOTA

(for service of process)

Securities Commissioner
North Dakota Securities Department
600 East Boulevard Avenue, Suite 414
Bismarck, North Dakota 58505
(701) 328-4712

(state agency)

North Dakota Securities Department
600 East Boulevard Avenue
State Capitol, Fourteenth Floor, Dept. 414
Bismarck, North Dakota 58505
(701) 328-2910

OREGON

Oregon Division of Financial Regulation
350 Winter Street NE, Suite 410
Salem, Oregon 97301
(503) 378-4140

RHODE ISLAND

Securities Division
Department of Business Regulations
1511 Pontiac Avenue
John O. Pastore Complex-Building 69-1
Cranston, Rhode Island 02920
(401) 462-9500

SOUTH DAKOTA

Division of Insurance
Securities Regulation
124 S. Euclid, Suite 104
Pierre, South Dakota 57501
(605) 773-3563

VIRGINIA

(for service of process)

Clerk, State Corporation Commission
1300 East Main Street
First Floor
Richmond, Virginia 23219
(804) 371-9733

(for other matters)

State Corporation Commission
Division of Securities and Retail Franchising
Tyler Building, 9th Floor
1300 East Main Street
Richmond, Virginia 23219
(804) 371-9051

WASHINGTON

(for service of process)

Director Department of Financial Institutions
Securities Division
150 Israel Road SW
Tumwater, Washington 98501
(362) 902-8760

(for other matters)

Department of Financial Institutions
Securities Division
P. O. Box 41200
Olympia, Washington 98504-1200
(362) 902-8760

WISCONSIN

(for service of process)

Administrator, Division of Securities
Department of Financial Institutions
4822 Madison Yards Way, North Tower
Madison, Wisconsin 53705
(608) 266-2139

(state administrator)

Division of Securities
Department of Financial Institutions
4822 Madison Yards Way, North Tower
Madison, Wisconsin 53705
(608) 266-9555

EXHIBIT B

FINANCIAL STATEMENTS AND GUARANTEE

Buffalo Wild Wings, Inc. and Subsidiaries

(An Indirect Wholly-Owned Subsidiary of Inspire Brands, Inc.)

Consolidated Financial Statements as of December 31, 2023 and January 1, 2023 and for the Years Ended December 31, 2023, January 1, 2023, and January 2, 2022 and Independent Auditors' Report

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

KPMG

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Independent Auditors' Report

The Board of Directors and Stockholder
Buffalo Wild Wings, Inc.:

Opinion

We have audited the consolidated financial statements of Buffalo Wild Wings, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2023 and January 1, 2023, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the fiscal years in the three-year period ended December 31, 2023, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and January 1, 2023, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 31, 2023 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a

substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Atlanta, Georgia
March 22, 2024

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 31, 2023	January 1, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,688	$ 7,671
Accounts receivable, net	83,522	84,588
Prepaid expenses and other current assets	38,851	31,760
Total current assets	127,061	124,019
Property and equipment, net	360,154	370,120
Goodwill	909,410	909,410
Intangible assets, net	1,365,146	1,367,242
Operating lease assets, net	449,497	439,301
Other assets	13,353	12,209
Total assets	$ 3,224,621	$ 3,222,301
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 3,140	$ 3,711
Current operating lease liabilities	85,150	86,324
Accounts payable	50,125	54,371
Other current liabilities	206,212	185,289
Total current liabilities	344,627	329,695
Long-term debt, net	8,643	14,282
Long-term operating lease liabilities	393,022	374,615
Deferred tax liabilities, net	293,536	295,776
Other liabilities	53,613	44,472
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 authorized; 100 issued and outstanding as of December 31, 2023 and January 1, 2023	—	—
Additional paid-in capital	2,425,529	2,457,667
Accumulated deficit	(295,493)	(295,493)
Accumulated other comprehensive income	1,072	1,188
Total Buffalo Wild Wings, Inc. and Subsidiaries stockholder's equity	2,131,108	2,163,362
Noncontrolling interest	72	99
Total stockholder's equity	2,131,180	2,163,461
Total liabilities and stockholder's equity	$ 3,224,621	$ 3,222,301

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 31, 2023	Year Ended January 1, 2023	Year Ended January 2, 2022
Revenues:			
Company-owned restaurant sales	$ 2,129,660	$ 2,152,952	$ 2,063,456
Franchise fees and royalty revenues	90,127	90,762	87,460
Franchise contributions for advertising	85,951	81,934	77,203
Other revenues	18,907	18,599	14,304
Total revenues	2,324,645	2,344,247	2,242,423
Costs and expenses:			
Company-owned restaurant expenses	1,789,087	1,870,686	1,762,730
Franchise advertising expenses	88,083	85,279	82,759
Selling, general and administrative expenses	128,410	208,423	222,324
Depreciation and amortization	110,345	145,915	122,624
Impairment charges	8,433	192,950	10,571
Total costs and expenses	2,124,358	2,503,253	2,201,008
Other operating loss, net	(2,646)	(3,965)	(2,251)
Operating income (loss)	197,641	(162,971)	39,164
Interest expense, net	1,303	1,768	1,948
Other income, net	(21)	(56)	(4)
Income (loss) before income taxes	196,359	(164,683)	37,220
Income tax expense (benefit)	37,574	(47,782)	(6,087)
Net income (loss)	158,785	(116,901)	43,307
Net income (loss) attributable to noncontrolling interest	(27)	(5)	74
Net income (loss) attributable to Buffalo Wild Wings, Inc. and Subsidiaries	$ 158,812	$ (116,896)	$ 43,233

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 31, 2023	Year Ended January 1, 2023	Year Ended January 2, 2022
Net income (loss)	$ 158,785	$ (116,901)	$ 43,307
Other comprehensive income (loss):			
Foreign currency translation adjustment, net of tax	(116)	1,866	50
Comprehensive income (loss)	$ 158,669	$ (115,035)	$ 43,357
Comprehensive income (loss) attributable to noncontrolling interest	(27)	(5)	74
Comprehensive income (loss) attributable to Buffalo Wild Wings, Inc. and Subsidiaries	$ 158,696	$ (115,030)	$ 43,283

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(In thousands, except share data)

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Buffalo Wild Wings, Inc. and Subsidiaries Stockholder's Equity	Noncontrolling Interest	Total Stockholder's Equity
	Shares	Amount						
Balance at January 3, 2021	100	$ —	$ 2,586,131	$ (173,227)	$ (728)	$ 2,412,176	$ (1,366)	$ 2,410,810
Impact of change in accounting policy	—	—	—	(5,370)	—	(5,370)	—	(5,370)
Balance at January 3, 2021	100	$ —	$ 2,586,131	$ (178,597)	$ (728)	$ 2,406,806	$ (1,366)	$ 2,405,440
Net income	—	—	—	43,233	—	43,233	74	43,307
Other comprehensive income	—	—	—	—	50	50	—	50
Distributions to Parent, net	—	—	(42,184)	(41,457)	—	(83,641)	—	(83,641)
Other	—	—	—	(1,776)	—	(1,776)	1,396	(380)
Balance at January 2, 2022	100	$ —	$ 2,543,947	$ (178,597)	$ (678)	$ 2,364,672	$ 104	$ 2,364,776
Net loss	—	—	—	(116,896)	—	(116,896)	(5)	(116,901)
Other comprehensive income	—	—	—	—	1,866	1,866	—	1,866
Distributions to Parent, net	—	—	(86,280)	—	—	(86,280)	—	(86,280)
Balance at January 1, 2023	100	$ —	$ 2,457,667	$ (295,493)	$ 1,188	$ 2,163,362	$ 99	$ 2,163,461
Net income (loss)	—	—	—	158,812	—	158,812	(27)	158,785
Other comprehensive loss	—	—	—	—	(116)	(116)	—	(116)
Distributions to Parent, net	—	—	(32,138)	(158,812)	—	(190,950)	—	(190,950)
Balance at December 31, 2023	100	$ —	$ 2,425,529	$ (295,493)	$ 1,072	$ 2,131,108	$ 72	$ 2,131,180

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 31, 2023	Year Ended January 1, 2023	Year Ended January 2, 2022
Cash flows from operating activities:			
Net income (loss)	$ 158,785	$ (116,901)	$ 43,307
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	110,345	145,915	122,624
Impairments	8,433	192,950	10,571
(Gain) loss on disposal of assets	(2,087)	2,614	2,319
Deferred income taxes	(2,240)	(53,684)	(6,528)
Provision for credit losses	185	1,102	2,174
Other, net	1,285	1,739	707
Changes in operating assets and liabilities:			
Accounts receivable, net	881	23,459	(36,126)
Prepaid expenses and other current assets	(8,235)	(728)	(1,939)
Operating lease assets and lease liabilities, net	8,537	(2,280)	9,424
Accounts payable	(3,334)	2,711	8,068
Other current and noncurrent liabilities	39,858	(2,609)	(11,447)
Net cash provided by operating activities	312,413	194,288	143,154
Cash flows from investing activities:			
Capital expenditures	(121,262)	(106,278)	(55,829)
Proceeds from disposition of assets	—	1,308	1,164
Net cash used in investing activities	(121,262)	(104,970)	(54,665)
Cash flows from financing activities:			
Debt repayments	(3,184)	(3,393)	(2,883)
Distributions to Parent, net	(190,950)	(86,280)	(83,641)
Net cash used in financing activities	(194,134)	(89,673)	(86,524)
Net increase (decrease) in cash and cash equivalents	(2,983)	(355)	1,965
Cash and cash equivalents at beginning of period	7,671	8,026	6,061
Cash and cash equivalents at end of period	$ 4,688	$ 7,671	$ 8,026

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Buffalo Wild Wings, Inc. (collectively, with its subsidiaries, "BWW" or the "Company") is a wholly-owned subsidiary of IRB Holding Corp. ("IRB" or "Parent") whose ultimate parent is Inspire Brands, Inc. ("Inspire"). BWW is a full-service restaurant and sports bar specializing in buffalo-style chicken wings, burgers, shareable items and full bar drink options.

The Company operates through Company-owned and franchised Buffalo Wild Wings® restaurants. Because the Company's restaurants and its franchised restaurants are located throughout the United States ("U.S."), it believes the risk of geographic concentration is not significant.

As of December 31, 2023 and January 1, 2023, the Company had the following Company-owned and franchised restaurants:

Unit Count	2023	2021
Company-owned	700	708
Franchised	629	597
Total System	1,329	1,305

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fiscal Year

The Company's fiscal reporting periods consist of 52 or 53 weeks ending on the Sunday closest to December 31 and are referred to herein as (1) "the year ended December 31, 2023" or "2023," (2) "the year ended January 1, 2023" or "2022" and (3) "the year ended January 2, 2022" or "2021." The years 2023, 2022, and 2021 consisted of 52 weeks.

Cash Equivalents

All highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

The Company believes that its vulnerability to risk concentrations in its cash equivalents is mitigated by its policies restricting the eligibility, credit quality and concentration limits for its placements in cash equivalents.

Accounts Receivable, net

The Company's receivables are primarily generated from ongoing business relationships with its franchisees as a result of franchise agreements, including contributions due to advertising funds it consolidates. These receivables from franchisees are due within 30 days of the period in which the corresponding sales occur and are classified as "Accounts receivable, net" on the consolidated balance sheets. Receivables from third party gift card distributors and credit card receivables for sales to customers in Company-owned restaurants are also included. The Company monitors accounts and notes receivable and estimates the allowance for credit losses based upon the lifetime expected loss on receivables. These estimates are based on historical collection experience as well as other factors, including those related to current market conditions and events. While the Company uses the best information available in making its determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond its control.

Property and Equipment, net

Property is stated at cost, including internal costs of employees to the extent such employees are dedicated to specific restaurant construction projects, less accumulated depreciation. Depreciation of property is computed principally on the straight-line basis using estimated useful lives of the related major classes of property. Estimated useful lives are 3 to 15 years for office and restaurant equipment, 3 to 5 years for transportation equipment and 7 to 25 years for site improvements. Finance lease assets and leasehold improvements are amortized and depreciated over the shorter of their estimated useful lives or the terms of the respective leases, including periods covered by renewal options that the Company is reasonably assured of exercising.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company tests goodwill by reporting unit for impairment annually as of the first day of the fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it may be impaired.

The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative factors indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test of goodwill. The Company estimates the fair value of the reporting unit using an income approach through a discounted cash flow analysis using unobservable inputs (Level 3) and relevant data from the guideline transaction approach and guideline public companies market approach (Level 3). Significant assumptions and estimates used in determining fair value include future revenues and cash flows, terminal values, a discount rate that approximates the reporting unit's weighted average cost of capital and a selection of multiples for comparable publicly traded companies as guidelines for determining fair value under the market approach.

During 2023, 2022, and 2021 the Company completed its impairment test for goodwill and no impairment was indicated.

Indefinite-lived intangibles

The Company reviews its indefinite-lived intangible assets for impairment at least annually during the fourth quarter and more frequently if events or changes in circumstances indicate that the carrying amount of the indefinite-lived intangible asset may not be recoverable. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount. If the qualitative factors indicate that it is more likely than not that the fair value of an indefinite-lived intangible asset is less than its carrying amount, the Company performs a quantitative impairment test. If such reviews indicate the intangible asset may not be recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value of the intangible asset.

The Company uses the relief from royalty method to determine the fair value of its trademark/trade name. Significant assumptions and estimates used in determining fair value include future revenues, the royalty rate, terminal value, and a discount rate.

Definite-lived Assets

Definite-lived intangible assets are amortized on a straight-line basis using estimated useful lives of the related classes of intangible assets.

The Company reviews definite-lived assets, including operating lease assets, property and equipment, and allocated intangible assets subject to amortization, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The asset groups are not recoverable if their carrying value exceeds the undiscounted cash flows the Company expects to generate from such asset groups. If the asset groups are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For the purposes of impairment testing for Company-owned restaurants, the Company reviews definite-lived assets of such individual restaurants (primarily property and equipment and operating lease assets) that it intends to continue operating for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. The Company evaluates the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows over the remaining useful life of the primary asset, which are based on the Company's restaurant-specific assumptions, to the carrying value of such assets. For restaurant assets that may not be recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value. The Company uses unobservable inputs (Level 3) to determine the fair value of its asset groups. Fair value is an estimate of the price a market participant would pay for the restaurant and its related assets, including any operating lease assets, and is determined by discounting the estimated future cash flows of the restaurant, which include a deduction for royalties the Company would receive under a franchise agreement with terms substantially at market. The cash flows incorporate reasonable assumptions that the Company believes a franchisee would make such as sales growth and margin improvement. The discount rate used in the fair value calculation is an estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant and the related definite-lived assets. The discount rate incorporates rates of returns for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

Management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from the Company's estimates.

For the fiscal years ended December 31, 2023, January 1, 2023 and January 2, 2022, the Company recorded impairment charges of operating lease assets and other definite-lived assets for its Company-owned restaurants of $8.4 million, $23.0 million and $10.6 million, respectively. The impairment charges were recorded within "Impairment charges" on the Company’s consolidated statements of operations.

Income Taxes

The Company is included in the consolidated U.S. federal and certain state income tax returns of Inspire. The Company provides for U.S. federal income tax in accordance with a formal tax sharing agreement between Inspire and its subsidiaries (the “Tax Sharing Agreement”). By providing for taxes in accordance with the Tax Sharing Agreement, the Company has prepared its income tax provision under the pro rata method by recording the Company’s relative contribution to the Inspire consolidated income tax provision. The Company makes tax payments directly to certain state governmental jurisdictions for only itself. Differences between the Company’s income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company’s Tax Sharing Agreement have been recognized as contributions from and distributions to Parent. Current amounts due to or from IRB or affiliates are included in "Other current liabilities" or “Accounts receivable, net”, respectively.

The Company records income tax liabilities based on known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are (i) future tax effects from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases or (ii) operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the years in which those differences are expected to be recovered or settled. Deferred tax assets related to U.S. federal and state attributes are measured based on the Company’s relative contribution to the Inspire consolidated deferred tax assets in accordance with the Tax Sharing Agreement. When considered necessary, the Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the assets will not be realized on the Inspire consolidated federal tax return.

The Company applies a recognition threshold and measurement attribute for consolidated financial statement recognition and measurement of potential tax benefits associated with tax positions taken or expected to be taken in the Company’s income tax returns (“Uncertain Tax Positions”). The Company uses a two-step process when evaluating tax positions. The Company first determines if it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is then measured for purposes of consolidated financial statement recognition as the largest amount of benefit that is greater than 50% likely of being realized once the position is considered effectively settled.

Interest and penalties accrued for Uncertain Tax Positions are charged to “Income tax expense (benefit).”

Foreign Currency

The Company's reporting currency is the U.S. dollar, while the functional currency of its Canadian operations is the Canadian dollar. Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the balance sheet date. Revenues, costs and expenses and cash flows are translated using the average exchange rate for the period.

Revenue Recognition

Revenue is recognized in accordance with a five-step revenue model, as follows: identifying the contract with the customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations; and recognizing revenue when (or as) the entity satisfies the performance obligations.

Company-owned restaurant sales

"Company-owned restaurant sales" includes revenues recognized when the performance obligation is satisfied, which occurs upon delivery of food to the customer. "Company-owned restaurant sales" excludes sales taxes collected from the Company's customers.

Franchise fees and royalty revenues

"Franchise fees and royalty revenues" include franchise fees and royalties. The rights and obligations governing franchised restaurants are set forth in the franchise agreement. The franchise agreement provides for a 10 to 20-year initial term subject to certain conditions. Prior to the end of the franchise term or as otherwise provided by the Company, a franchisee may elect to renew the term of a franchise agreement, depending on contract terms if certain conditions are met.

Royalties from franchised restaurants are based on a percentage of restaurant sales of the franchised restaurant and are recognized as earned. Initial franchise fees are recorded within "Other current liabilities" and "Other liabilities" on the Company's consolidated balance sheets when received and recognized as revenue over the contractual term of the franchise agreement, once a franchised restaurant is opened. Renewal franchise fees are recognized as revenue over the contractual term of the franchise agreement, once the license agreement is signed and the fee is paid. Franchise commitment fee deposits are forfeited and recognized as revenue upon the termination of the related commitments to open new franchised restaurants.

Franchise contributions for advertising

"Franchise contributions for advertising" include contributions to advertising funds by franchisees that the Company's subsidiaries manage in the United States and certain foreign markets. The Company acts as a principal in the transactions entered into by the advertising funds and therefore consolidates based on the nature of the goods or services provided and/or our commitment to pay for advertising services in advance of the related franchisee contributions. Additionally, the advertising services provided to franchisees are highly interrelated with the franchise right and therefore not distinct. Franchisees remit to these consolidated advertising funds a percentage of restaurant sales as consideration for providing the advertising services. Contributions to advertising funds are due within the month after which the revenue was generated through sales of the franchised restaurant. Revenue related to these contributions is based on a percentage of restaurant sales and is recognized as earned.

Advertising Costs

Production costs of commercials are expensed in the fiscal period the advertising is first aired while the costs of programming and other advertising, promotion and marketing programs are expensed as incurred. Company-owned restaurants, consistent with franchisees, are required to make contributions to advertising funds. Contributions are based on a percentage of sales of Company-owned restaurants. These contributions as well as direct marketing costs the Company may incur outside of the advertising funds related to Company-owned restaurants are recorded within "Company-owned restaurant expenses." The Company-owned advertising expenses for the years ended December 31, 2023, January 1, 2023 and January 2, 2022 were $80.2 million, $76.3 million and $81.6 million, respectively. Advertising expenses as a result of our obligation to spend franchisee contributions to those funds are recorded as "Franchise advertising expenses." Beginning in 2021, at the end of each fiscal year, additional advertising costs are accrued to the extent advertising revenues exceed the related advertising expense to-date, as the Company is obligated to expend such amounts on advertising. This policy has been retrospectively applied to 2020 and results in a decrease to "Total stockholder's equity" as of January 3, 2021 of $5.4 million. This is reflected as an "Impact of change in accounting policy" in the Company's consolidated statements of stockholder's equity.

Leases

The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Our contracts do not contain any material residual value guarantees or material restrictive covenants. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee, or as an operating, sales-type or direct financing lease where the Company is a lessor or sublessor, based on their terms.

Management makes certain estimates and assumptions regarding each new lease and sublease agreement, renewal and amendment, including, but not limited to, property values, market rents, property lives, discount rates and probable term, all of which can impact the classification of and accounting for the Company's leases. The amount of depreciation and amortization, interest and rent expense and income reported would vary if different estimates and assumptions were used.

The Company has lease agreements with lease and non-lease components. The Company elected the practical expedient to not separate non-lease components from lease components for all classes of underlying assets.

Operating Leases

Operating lease assets and liabilities are recognized upon lease commencement. The Company recognizes operating lease liabilities equal to the future unpaid lease payments for non-cancelable operating leases having an initial lease term in excess of one year, discounted by the Company's incremental borrowing rate ("IBR"). As most leases do not provide an implicit discount rate, the Company's IBR is used based on the information available at commencement date in determining the present value of lease payments. The IBR is determined using the current yield of the Company's secured debt, adjusted for the lease term.

Minimum lease payments or receipts, including minimum scheduled rent increases, are recognized as rent expense where the Company is a lessee, or income where the Company is a lessor, as applicable, on a straight-line basis over the applicable lease terms. There is a period under certain lease agreements referred to as a rent holiday that begins on the possession date and ends on the rent commencement date. During a rent holiday, no cash rent payments are typically due under the terms of the lease; however, expense is recorded for that period on a straight-line basis. Certain leases contain provisions, referred to as contingent rent, which require additional rental payments based upon restaurant sales volume. Contingent rent is recognized each period as the liability is incurred or the asset is earned.

Lease cost for operating leases is recognized on a straight-line basis and includes the amortization of the right of use ("ROU") asset and interest expense related to the operating lease liability. Variable lease cost for operating leases includes contingent rent. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and are recognized on a straight-line basis over the lease term in the Company's consolidated statements of operations. Lease costs are recorded in the consolidated statements of operations based on the nature of the underlying lease as follows: (1) rental expense related to leases for Company-operated restaurants is recorded to "Company-owned restaurant expenses" and (2) rental expense related to leases for corporate offices and equipment is recorded to "Selling, general and administrative expenses."

Finance Leases

Amounts of finance leases are recognized based on the present value of lease payments over the lease term. Lease cost for finance leases includes the amortization of the finance lease asset, which is amortized on a straight-line basis and recorded to “Depreciation and amortization,” and interest expense on the finance lease liability, which is calculated using the effective interest method and recorded to “Interest expense, net.” Finance lease assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases, including periods covered by renewal options that the Company is reasonably assured of exercising.

Fair Value Measurements

The Company’s financial instruments include cash, cash equivalents, accounts receivable, accounts payable and finance leases. The fair value of cash, cash equivalents, accounts receivable and accounts payable approximates book value due to their short-term nature. The carrying value of Goodwill and Indefinite-lived intangible assets are tested annually for impairment or more frequently if an event occurs that indicates an impairment may have been incurred, using fair value measurements with unobservable inputs when a quantitative assessment is performed. Asset groups containing other definite-lived assets are tested for impairment if an event occurs that indicates an impairment may have been incurred, using fair value measurements with unobservable inputs. The Company has not changed the valuation techniques used in measuring the fair value of any financial assets or liabilities during 2023.

For certain of the Company’s assets and liabilities, valuation techniques under the accounting guidance related to fair value measurements are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. These inputs are classified into the following hierarchy:

Level 1 Inputs: Quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs: Pricing inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

Contributions from and Distributions to Parent

Contributions from and distributions to Parent principally result from transactions with the Parent conducted in accordance with Inspire’s centralized cash management policy. Such amounts are not expected to be repaid. The Company presents contributions from and distributions to Parent on a net basis on the consolidated statements of stockholder's equity. The net distributions in a year are first recorded to "Accumulated deficit" to the extent of the current year income, if any. Any remaining distributions in a year are then recorded to “Additional paid-in capital,” if any, until the cumulative “Additional paid-in capital” balance is reduced to zero and are then subsequently recorded to “Accumulated deficit.” The net contributions in a year are recorded to "Additional paid-in capital." The Company presents contributions from and distributions to Parent on a net basis as a financing activity on the consolidated statements of cash flows.

Out-of-Period Adjustments

The Company recorded an after-tax charge of $17.4 million in its consolidated statement of operations for the year ended January 1, 2023 reflecting the cumulative impact of prior period errors identified and corrected during 2022. The prior period errors were primarily associated with the estimated useful lives of certain leasehold improvements that extended beyond the terms of the respective leases. Based on an analysis of qualitative and quantitative factors, the Company concluded that the cumulative impact of these errors was not material to any of the Company's previously issued consolidated financial statements.

Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 22, 2024, the date the consolidated financial statements were available to be issued, and there are no items to disclose or that require adjustment.

Recently Adopted Accounting Pronouncements

Credit Losses (ASU 2016-13)

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326)", which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. The new guidance has replaced the incurred loss methodology of recognizing credit losses on financial instruments with a methodology that estimates the expected credit loss on financial instruments and reflects the net amount expected to be collected on the financial instrument. The standard was effective for the Company in its first quarter of fiscal 2023 and was applied retrospectively. This pronouncement did not have a material impact on its consolidated financial statements and related disclosures.

Reference Rate Reform (ASU 2020-04)

In March 2020, the FASB issued ASU 2020-04, *"Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting"* ("ASU 2020-04"). In January 2021, the FASB clarified the scope of this guidance with the issuance of ASU 2021-01, *Reference Rate Reform: Scope.* ASU 2020-04 provides optional expedients and exceptions for applying U.S. GAAP for contracts, hedging relationships and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate if certain criteria are met. ASU 2020-04 may be applied prospectively to contract modifications made and hedging relationships entered into or evaluated on or before December 31, 2024. The Company adopted ASU 2020-04 during the year ended December 31, 2023 utilizing the optional expedients provided. There was not a material impact as a result of the adoption.

New Accounting Pronouncements Not Yet Adopted

Income Taxes (ASU 2023-09)

In December 2023, the FASB issued ASU 2023-09, "Income Taxes (Topic 740): Improvements to Income Tax Disclosures" ("ASU 2023-09") which requires additional disclosures in the rate reconciliation about specific categories of reconciling items and any individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. ASU 2023-09 also requires entities to disclose annual income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and in some cases to disaggregate the information by jurisdiction based on a quantitative threshold. The guidance is effective for the Company beginning in fiscal year 2025 and may be applied on a prospective or retrospective basis. The Company is currently evaluating the potential effects of adoption of ASU 2023-09.

The Company reviewed all other newly issued accounting pronouncements and concluded that they either are not applicable to the Company's operations or that no material effect is expected on the Company's consolidated financial statements when adoption is required in the future.

3. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts receivable, net consists of the following:

(dollars in thousands)	2023	2022
Credit Cards	$ 28,093	$ 23,721
Royalties and fees	2,421	4,413
Third party delivery receivables	4,127	5,475
Gift cards	32,045	32,668
Other	16,914	18,487
Accounts receivable, gross	83,600	84,764
Allowance for credit losses	(78)	(176)
Accounts and notes receivable, net	$ 83,522	$ 84,588

Prepaid expenses and other current assets consist of the following:

(dollars in thousands)	2023	2022
Inventories	$ 16,368	$ 16,733
Other prepaid expenses	17,818	10,161
Other current assets	4,665	4,866
Prepaid expenses and other current assets	$ 38,851	$ 31,760

Property and equipment, net consists of the following:

(dollars in thousands)	2023	2022
Owned:		
Land	$ 2,602	$ 2,602
Buildings	3,430	3,186
Restaurant and other equipment	454,648	394,920
Leasehold improvements	563,358	538,283
Construction in progress	13,323	17,179
Leased:		
Finance lease assets	17,977	22,772
Property and equipment, gross	1,055,338	978,942
Accumulated depreciation and amortization[a]	(695,184)	(608,822)
Property and equipment, net	$ 360,154	$ 370,120

(a) Includes $11.2 million and $11.8 million of accumulated amortization related to finance lease assets as of December 31, 2023 and January 1, 2023, respectively. Depreciation expense was $106.0 million, $140.2 million and $113.9 million in 2023, 2022 and 2021, respectively.

Other current liabilities consisted of the following:

(dollars in thousands)	2023	2022
Gift card liability	$ 75,176	$ 78,520
Accrued payroll and incentive compensation	23,699	35,463
Accrued income taxes - due to affiliates	34,473	2,493
Other accrued taxes	15,103	16,447
Current portion of deferred revenue	16,714	16,308
Other[a]	41,047	36,058
Other current liabilities	$ 206,212	$ 185,289

(a) Includes accrued interest, advertising, and other accrued liabilities.

4. GOODWILL AND INTANGIBLE ASSETS, NET

Goodwill consists of the following:

(dollars in thousands)	2023	2022
Balance at beginning of year	$ 909,410	$ 908,874
Restaurants acquired from franchisees	—	536
Balance at end of year	$ 909,410	$ 909,410

Trademark/trade name consists of the following:

(dollars in thousands)	2023	2022
Balance at beginning of year	$ 1,340,000	$ 1,510,000
Impairment charge[(a)]	—	(170,000)
Balance at end of period[(b)]	$ 1,340,000	$ 1,340,000

(a) During 2022, the Company recorded a non-cash impairment charge to the BWW trademark/trade name of $170.0 million due to a decrease in future expected cash flows. During 2023 and 2021, no impairment was indicated.

(b) Trademark/trade name balance is net of accumulated impairment charges of $420.0 million as of December 31, 2023 and January 1, 2023.

All impairment charges were recorded within "Impairment charges" on the Company's consolidated statements of operations.

The carrying value of the Company's other intangible assets consists of the following:

		2023		
(dollars in thousands)	Estimated useful life	Gross Carrying Amount	Accumulated Amortization	Net
Computer software	1 - 7 years	$ 19,800	$ (11,169)	$ 8,631
Franchise agreements	10 - 20 years	9,000	(4,389)	4,611
Reacquired franchise rights	(a)	17,215	(5,311)	11,904
Intangible assets		$ 46,015	$ (20,869)	$ 25,146

		2022		
(dollars in thousands)	Estimated useful life	Gross Carrying Amount	Accumulated Amortization	Net
Computer software	1 - 7 years	$ 36,234	$ (27,619)	$ 8,615
Franchise agreements	10 - 20 years	9,000	(3,623)	5,377
Reacquired franchise rights	(a)	17,215	(3,965)	13,250
Intangible assets		$ 62,449	$ (35,207)	$ 27,242

(a) Estimated useful lives are based on the remaining license terms on acquired agreements at the time of acquisition.

(dollars in thousands)	Total
Aggregate amortization expense:	
Actual for fiscal year:	
2021	$ 8,762
2022	5,759
2023	4,311
Estimate for fiscal year:	
2024	5,152
2025	5,157
2026	3,900
2027	2,712
2028	1,864
Thereafter	6,361
	$ 25,146

5. LEASES

The Company is party as a lessee and/or lessor to various leases for restaurants and other property, including land and buildings, as well as leases for office equipment and automobiles. In addition, the Company has leased and subleased land and buildings to others.

Included in the Company's consolidated balance sheets were the following amounts related to operating and finance lease assets and lease liabilities:

(dollars in thousands)

Leases	Classification	2023	2022
Assets			
Operating lease assets	Operating lease assets, net	$ 449,497	$ 439,301
Finance lease assets	Property and equipment, net	6,822	10,938
Total leased assets		$ 456,319	$ 450,239
Liabilities			
Current			
Operating	Current operating lease liabilities	$ 85,150	$ 86,324
Finance	Current portion of long-term debt	2,805	3,389
Noncurrent			
Operating	Long-term operating lease liabilities	393,022	374,615
Finance	Long-term debt, net	8,528	13,832
Total lease liabilities		$ 489,505	$ 478,160

(dollars in thousands)

Lease Cost	Classification	2023	2022	2021
Operating lease cost[(a)]	Company-owned restaurant expenses	$ 106,840	$ 109,666	$ 107,972
Finance lease cost				
Amortization of leased assets	Depreciation and amortization	2,220	2,663	4,483
Interest on lease liabilities	Interest expense, net	1,303	1,785	1,963
Rental and sublease income	Other revenues[(b)]	(2,655)	(2,430)	(607)
Net lease cost		$ 107,708	$ 111,684	$ 113,811

(a) Includes an immaterial amount classified as "Selling, general and administrative expenses." Additionally, includes short-term leases and variable lease costs, which are immaterial.
(b) Rental and sublease income related to variable lease payments was immaterial for 2023, 2022 and 2021.

Future lease commitments to be paid and received by the Company as of December 31, 2023 are as follows:

	Payments		Receipts	
(dollars in thousands)	Operating	Finance	Operating	Net Leases
Fiscal Year				
2024	$ 106,745	$ 3,551	$ (2,373)	$ 107,923
2025	98,609	3,246	(2,189)	99,666
2026	84,341	2,356	(1,783)	84,914
2027	70,972	1,502	(1,510)	70,964
2028	59,394	1,408	(1,084)	59,718
Thereafter	151,422	2,694	(2,441)	151,675
Total	$ 571,483	$ 14,757	$ (11,380)	$ 574,860
Less interest	(93,311)	(3,424)		
Present value of lease liabilities	$ 478,172	$ 11,333		

Lease Term and Discount Rate	2023	2022
Weighted-average remaining lease term (years)		
Operating leases	6.70	6.69
Finance leases	5.13	5.74
Weighted-average discount rate		
Operating leases	5.28 %	5.03 %
Finance leases	9.55 %	9.99 %

(dollars in thousands)

Other Information	2023	2022	2021
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 108,042	$ 106,416	$ 103,881
Operating cash flows from finance leases	$ 1,303	$ 1,787	$ 1,902
Financing cash flows from finance leases	$ 3,184	$ 3,479	$ 2,883
Supplemental non-cash information on lease liabilities arising from obtaining lease assets:			
Finance lease assets obtained in exchange for new finance lease liabilities	$ (1,955)	$ —	$ —
Operating lease assets obtained in exchange for new operating leases liabilities	$ 94,664	$ 82,967	$ 53,477

6. REVENUE RECOGNITION

As of December 31, 2023, January 1, 2023 and January 2, 2022, contract liabilities (deferred revenue included in "Other current liabilities" and "Other liabilities") were $13.6 million, $7.8 million and $6.6 million, respectively. Deferred revenue primarily represents the Company's remaining performance obligations under its franchise and license agreements for which consideration has been received or is receivable and is recognized on a straight-line basis over the remaining term of the related agreement. The Company recognized $0.8 million, $0.9 million and $1.1 million of revenues associated with prior year deferred franchise fees for the years ended December 31, 2023, January 1, 2023 and January 2, 2022, respectively, offset by cash payments received or due in advance of satisfying our performance obligations.

The following table reflects the estimated franchise fees to be recognized in the future related to performance obligations that are unsatisfied at the end of the period:

Fiscal Year *(dollars in thousands)*	**Total**
2024	$ 625
2025	582
2026	531
2027	485
2028	445
Thereafter	10,915
Total	$ 13,583

7. INCOME TAXES

Income (loss) before income taxes is set forth below:

(dollars in thousands)	**2023**	**2022**	**2021**
Domestic	$ 202,500	$ (159,260)	$ 37,435
Foreign	(6,141)	(5,423)	(215)
Income (loss) before income taxes	$ 196,359	$ (164,683)	$ 37,220

Income tax expense (benefit) is set forth below:

(dollars in thousands)	**2023**	**2022**	**2021**
Federal	$ 29,115	$ 1,554	$ (5,019)
State	10,699	4,348	5,460
Current tax expense	39,814	5,902	441
Federal	(3,874)	(43,410)	(5,314)
State	1,634	(10,274)	(1,214)
Deferred tax benefit	(2,240)	(53,684)	(6,528)
Income tax expense (benefit)	$ 37,574	$ (47,782)	$ (6,087)

The Company's effective tax rates for the years ended December 31, 2023, January 1, 2023 and January 2, 2022 were 19.1%, 29.0% and (16.4)%, respectively. The effective tax rate differs from the U.S. federal statutory rate as follows:

	2023	2022	2021
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes	5.0	2.8	9.2
U.S. federal tax credits	(6.4)	6.8	(32.6)
Prior year adjustments	(0.6)	(0.8)	(1.8)
Federal uncertain tax positions	—	—	(12.9)
Other	0.1	(0.8)	0.7
Effective tax rate	19.1 %	29.0 %	(16.4)%

Deferred tax assets (liabilities) are set forth below:

(dollars in thousands)	2023	2022
Deferred tax assets:		
Operating lease liabilities	$ 119,413	$ 114,616
Accrued compensation and related benefits	11,846	11,799
Franchise rights	11,465	13,485
Net operating loss and tax credit carryforwards	8,764	9,649
Other	25,844	23,108
Gross deferred tax assets	177,332	172,657
Valuation allowance	(12,275)	(12,419)
Net deferred tax assets	$ 165,057	$ 160,238
Deferred tax liabilities:		
Intangible asset - trademark/trade name	$ (325,995)	$ (324,464)
Operating lease assets	(111,413)	(108,815)
Store repairs and maintenance	(5,320)	(2,923)
Property and equipment	(3,074)	(8,702)
Other	(12,791)	(11,110)
Total deferred tax liabilities	(458,593)	(456,014)
Deferred tax liabilities, net	$ (293,536)	$ (295,776)

Operating loss and tax credit carryforwards primarily consist of Canadian net operating losses that are fully valued and net operating losses and credits related to various U.S. state jurisdictions that expire between 2024-2042. There is an immaterial amount of state net operating losses that have no expiration.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes, as of December 31, 2023, with the exception of certain state and foreign net operating loss and credit carryforwards for which valuation allowances have been recorded, it is more likely than not that the Company will realize the benefits of the deferred tax assets. During the year ended December 31, 2023, there was an immaterial net decrease in the total valuation allowance primarily due to the expiration of state tax credits.

The U.S. federal income tax returns for all fiscal years ended through December 30, 2018 are settled. The U.S. federal income tax returns for Inspire remain subject to examination for all subsequent fiscal periods. With limited exceptions, certain of the Company's state income tax returns from fiscal year 2013 forward remain subject to examination. Various state income tax returns are currently under examination.

Uncertain Tax Positions

As of December 31, 2023 and January 1, 2023, the Company had unrecognized tax benefits of $3.9 million and $4.0 million, respectively, which if resolved favorably would reduce income tax expense by $3.1 million and $3.2 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in thousands)	2023	2022
Beginning balance	$ 3,992	$ 3,376
Additions:		
Tax positions related to current year	885	894
Tax positions of prior years	—	44
Reductions:		
Tax positions of prior years	—	(2)
Lapse of statute of limitations	(960)	(320)
Ending balance	$ 3,917	$ 3,992

During the fiscal year ending December 29, 2024, the Company believes a reduction for an immaterial amount of unrecognized tax benefits is reasonably possible, primarily as a result of the expiration of statutes of limitations.

As of December 31, 2023 and January 1, 2023, the Company had approximately $0.9 million, respectively, accrued for interest and penalties related to unrecognized tax benefits. During the years ended December 31, 2023 and January 1, 2023, the Company decreased its accruals for interest and penalties expense related to unrecognized tax benefits by an immaterial amount.

8. GUARANTEES AND OTHER COMMITMENTS AND CONTINGENCIES

Term Loans and Revolving Credit Facility Guarantee

IRB entered into a credit agreement (the “IRB Credit Agreement”) that provides for secured credit facilities, which include term loan facilities (the "IRB Term Loans") with maturity dates of February 2025 and December 2027, and a revolving credit facility (the “IRB Revolving Credit Facility”) with revolving loans up to an aggregate maximum of $490.0 million and maturity date of September 2027. The IRB Credit Agreement contains customary provisions relating to mandatory prepayments, voluntary prepayments, conditions to borrowings and issuances of letters of credit under the IRB Revolving Credit Facility, representations and warranties, affirmative covenants, negative covenants and events of default. All obligations under the IRB Credit Agreement are guaranteed by the Company and its subsidiaries through the maturity dates and secured by substantially all assets of the Company and its subsidiaries.

As of December 31, 2023, approximately $4,236.8 million was outstanding under the IRB Term Loan. As of December 31, 2023, $30.7 million of letters of credit were outstanding under the IRB Revolving Credit Facility. As of December 31, 2023, there was approximately $459.3 million remaining capacity for future borrowings.

IRB Senior Notes Guarantee

IRB entered into an indenture and issued notes in 2020 (the "2020 Senior Notes") in an aggregate principal amount of $750.0 million and a maturity date of June 2025. The 2020 Senior Notes are senior secured obligations of IRB and are guaranteed by the Company. As of December 31, 2023, approximately $750.0 million was outstanding under the 2020 Senior Notes.

Advertising Commitments

The Company has purchase commitments related to the execution of its advertising strategies, including agency fees and media buy obligations. Because most media purchase commitments can be canceled within 90 days of scheduled broadcasts, the Company does not believe that these agreements have a significant impact on its operations.

Legal and Environmental Matters

The Company is involved in various litigation and claims incidental to its business. Although the outcome of these matters cannot be predicted with certainty and some of these matters may be resolved unfavorably to the Company, based on currently available information, including legal defenses available to the Company and its legal reserves and insurance coverages, the Company does not believe that the outcome of these legal matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

9. TRANSACTIONS WITH RELATED PARTIES

Shared service costs from Inspire are directly incurred by and allocated to the Company. For the years ended December 31, 2023, January 1, 2023 and January 2, 2022, shared service costs were $70.8 million, $145.7 million and $110.8 million, respectively, and are included in "Selling, general and administrative expenses." In 2022 and 2021, Inspire's allocation methodology included both direct charges and indirect allocations based on revenues. Beginning in 2023, Inspire's allocation methodology changed to only include allocating expenses based on charges directly incurred by the Company. As a result of these allocations, BWW's results of operations may not be indicative of those that would be achieved if they had operated on a stand-alone basis.

GUARANTEE OF PERFORMANCE

For value received, **Buffalo Wild Wings, Inc.**, a Minnesota corporation (the "Guarantor"), located at Three Glenlake Parkway NE, Atlanta, Georgia 30328, absolutely and unconditionally guarantees to assume the duties and obligations of **Buffalo Wild Wings International, Inc.**, located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 (the "Franchisor"), under its franchise registration in each state where the franchise is registered, and under its Franchise Agreement identified in its **2024** Franchise Disclosure Document, as it may be amended, and as that Franchise Agreement may be entered into with franchisees and amended, modified or extended from time to time. This guarantee continues until all such obligations of the Franchisor under its franchise registrations and the Franchise Agreement are satisfied or until the liability of Franchisor to its franchisees under the Franchise Agreement has been completely discharged, whichever first occurs. The Guarantor is not discharged from liability if a claim by a franchisee against the franchisor remains outstanding. Notice of acceptance is waived. The Guarantor does not waive receipt of notice of default on the part of the Franchisor. This guarantee is binding on the Guarantor and its successors and assigns.

The Guarantor signs this guarantee at Atlanta, Georgia, on this 25th day of March 2024.

GUARANTOR:

BUFFALO WILD WINGS, INC.

By:__________________________
Name: Lisa P. Storey
Title: Vice President, Franchise Counsel

EXHIBIT C

FRANCHISE AGREEMENT

Buffalo Wild Wings GO® Restaurant
Franchise Agreement

between

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

____

____
Name of Franchisee(s)

____
Street Address

____
City State Zip Code

____
Phone Number

Authorized Location:

____
Street

____
City State Zip Code

Effective Date:

____
(To be completed by us)

--TABLE OF CONTENTS--

BWW-GO RESTAURANT FRANCHISE AGREEMENT

BUFFALO WILD WINGS-GO RESTAURANT

FRANCHISE AGREEMENT

This Franchise Agreement (the "Agreement") is made as of the Effective Date listed on the cover page to this Agreement (the "Effective Date") between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us"), and ___________________________, a(n) ______________________ whose principal business address is _______________________________________ ("you").

RECITALS

A. Our parent company has developed a system for developing and operating restaurants that feature chicken wings and other food and beverage products primarily for off-premises consumption, operate under the System (defined below), and are primarily identified by the Buffalo Wild Wings GO® brand and/or other Trademarks (defined below) ("BWW-GO Restaurants");

B. Many of the food and beverage products that BWW-GO Restaurants offer and sell are prepared according to specified recipes and procedures, some of which include proprietary sauces and mixes;

C. Our parent company owns the BUFFALO WILD WINGS® and BUFFALO WILD WINGS GO® Trademarks and other trademarks used in connection with the operation of a BWW-GO Restaurant;

D. Our parent company has granted to us the right to sublicense the right to develop and operate BWW-GO Restaurants; and

E. You desire to develop and operate a BWW-GO Restaurant and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Control Person" means the individual whom we approve who (i) has the authority under your (and/or your direct and indirect parent company's) organizational documents to authorize a merger, liquidation, dissolution or transfer of substantially all of your assets and otherwise to direct and control your management and policies without the vote or consent of any other person or entity; (ii) actively directs your business affairs in regard to the Restaurant and is responsible for overseeing the general management of the day-to-day operations of the Restaurant; and (iii) has authority to sign on your behalf on all contracts and commercial documents. The Control Person as of the Effective Date is identified on the Ownership and Management Appendix attached to this Agreement as Appendix A.

B. "Competitive Business" means any restaurant or other foodservice business (whether or not operating from a retail location) that generates, or is reasonably expected to generate, at least ten percent (10%) of its revenue during any six (6)-month period from the sale of

chicken wings, chicken tenders or other chicken pieces, whether at wholesale or retail, other than a BWW-GO Restaurant or a Buffalo Wild Wings® sports bar operated under an effective franchise agreement with us.

C. "Gross Sales" includes the total revenues and receipts from the sale of all products, services and merchandise directly or indirectly sold in or in relation to your Restaurant, including fees or charges for any delivery, catering and other off-site activities and events, gaming activities, license and use fees, and implied or imputed Gross Sales from any business interruption insurance. However, Gross Sales excludes (1) sales taxes, use taxes, and other similar taxes added to the sales price, collected from the customer and paid to the appropriate taxing authority; (2) any bona fide voids, refunds and credits that are actually provided to customers; and (3) the face value of coupons or discounts that customers redeem. Each charge or sale upon credit shall be treated as a sale for the full price on the day during which such charge or sale is made, irrespective of when you receive payment (whether full or partial, or at all) on that sale. Amounts paid by gift certificate, gift card, stored value card or similar program are included in Gross Sales when the gift certificate, other instrument or applicable credit is redeemed.

D. "Menu Items" means the chicken wings, chicken tenders and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at your Restaurant.

E. "Owner" means, if you are a corporation, limited liability company, partnership or other business entity, any individual or entity holding a direct or indirect ownership or other equity interest in you (whether of record, beneficially, or otherwise), whether directly or through one or more intermediary entities, including any interest that allows the holder of that interest (whether directly or indirectly) to direct or participate in the direction of the management of you or the Restaurant (such as a managing partner interest in a partnership, a manager or managing member interest in a limited liability company, and a trustee of a trust), or to share in the revenue, profits or losses of, or any capital appreciation relating to, you or the Restaurant.

F. "Principal Owner" means any Owner who, now or hereafter, directly or indirectly owns a ten percent (10%) or greater interest in you (where you are a corporation, limited liability company, partnership or other business entity). However, if we are entering into this Agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications of any individual or entity who directly or indirectly owns less than a ten percent (10%) interest in you, we have the right to designate that person or entity as a Principal Owner for all purposes under this Agreement. In addition, if you are a partnership entity, then each person or entity who now or hereafter is or becomes a general partner is a Principal Owner, regardless of the percentage ownership interest. If you are a limited liability company, then each person or entity who now or hereafter is or becomes a manager or managing member is a Principal Owner, regardless of the percentage ownership interest (if any). If you sign this Agreement as one or more individuals, each individual is a Principal Owner. You must have at least one Principal Owner. Your Principal Owner(s) as of the Effective Date are identified on the Ownership and Management Appendix attached to this Agreement. Every time there is a change in the persons who are your Principal Owners, then without limiting our rights and your other obligations, you must, within ten (10) days after the date of each such change, update the Ownership and Management Appendix. As used in this Agreement, any reference to Principal Owner includes all Principal Owners.

G. "Restaurant" means the BWW-GO Restaurant you develop and operate at the authorized location pursuant to this Agreement.

H. “Restricted Persons” means, individually and collectively, you, your affiliates, your Control Person, all Principal Owners, all of your guarantors, and all of your Owners.

I. “System” means the Buffalo Wild Wings GO® Restaurant franchise system, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials, and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

J. “Trade Dress” means the designs, color schemes, image and other elements of trade dress that we authorize you to use in the operation of the Restaurant from time to time, as we may periodically modify them.

K. “Trademarks” means the Buffalo Wild Wings GO® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in the operation of the Restaurant.

L. “Unit General Manager” means the individual who personally invests his or her full time and attention and devotes his or her best efforts to the on-premises general management of the day-to-day operations of the Restaurant and meets our training requirements.

GRANT OF LICENSE

2. The following provisions control with respect to the license granted hereunder:

A. Authorized Location. We grant to you the right and license to establish and operate a retail BWW-GO Restaurant identified by the Trademarks to be located at the premises that you have selected which is identified on the Principal Terms Appendix attached to this Agreement as Appendix B (the “Authorized Location”). You acknowledge and agree that, despite any assistance, information or recommendations that we may have provided with respect to the Authorized Location or any other site, our acceptance of a site does not constitute a representation or warranty of any kind, express or implied, as to the suitability of the site for your Restaurant or of the likelihood that a BWW-GO Restaurant will succeed at that site. You acknowledge and agree that your acceptance of a franchise for the operation of a Restaurant at the Authorized Location is based on your own independent investigation. You accept the license and undertake the obligation to operate the Restaurant at the Authorized Location using the Trademarks and the System in compliance with the terms and conditions of this Agreement.

B. Designated Area and Non-Traditional Locations. The Authorized Location is located within the area described in the Principal Terms Appendix (the “Designated Area”). Provided that you and your affiliates are in compliance with the terms of this Agreement and any other agreements with us and our affiliates relating to the Restaurant, we and our affiliates will not open and operate, or grant to anyone else a license or franchise to open and operate, a BWW-GO Restaurant the physical premises of which are located within the Designated Area so long as this Agreement is in effect, except for BWW-GO Restaurants located at Non-Traditional Locations (defined below) within the Designated Area. You acknowledge that the consumer service area, delivery area or trade area of another BWW-GO Restaurant may overlap with your Designated Area.

You acknowledge and agree that certain locations within and outside the Designated Area are by their nature separate in character from sites generally developed as BWW-GO Restaurants. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Designated Area, and we and our affiliates have the right to open and operate, or grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants at such locations, whether those locations are within or outside the Designated Area: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

C. <u>Nonexclusivity; Our Reservation of Rights</u>. Your rights under this Agreement are limited to the right to develop and operate one Restaurant at the Authorized Location located in the Designated Area and do not include (i) any right to sell Menu Items or any other products, whether identified by the Trademarks or other trademarks, at or from any location other than the Authorized Location or through any other channels or methods of distribution, or (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution.

We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement and shall at all times have the right to engage in any activities we or they deem appropriate that are not expressly prohibited by this Agreement. By way of example and without limitation, this includes:

1. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, BWW-GO Restaurants at any locations outside the Designated Area and BWW-GO Restaurants at any Non-Traditional Locations within or outside the Designated Area;

2. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, restaurants and other foodservice establishments (including Buffalo Wild Wings® sports bars) or any similar or dissimilar businesses that either are not primarily identified by the Buffalo Wild Wings GO® Trademark or do not operate under the System at any locations, whether within or outside the Designated Area;

3. all rights relating directly or indirectly to the Trademarks, and all Menu Items and other products and services associated with any of the Trademarks, in connection with any methods of distribution, except as specifically set forth in Section 2.B. This includes providing, and granting rights to others to provide (except as specifically set forth in Section 2.B), products and services that are similar or dissimilar to, or competitive with, any Menu Items and other products and services provided at BWW-GO Restaurants, whether identified by the Trademarks or other trademarks or

service marks, regardless of the method of distribution and at any area or location, including providing, and granting others the right to provide: (a) through other BWW-GO Restaurants, Buffalo Wild Wings® sports bars, and/or other methods of distribution, catering and delivery services for Menu Items and other products and services within or outside the Designated Area, and (b) any frozen items, pre-packaged items or other products or services associated with BWW-GO Restaurants (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any channels of distribution such as grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing sites and office buildings), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce); and

4. acquiring the assets or ownership interests of, or being acquired (regardless of the form of transaction) by, a one or more businesses providing products and services similar or dissimilar to those provided at BWW-GO Restaurants, and franchising, licensing or creating other arrangements with respect to these businesses once acquired, wherever these businesses (or the franchisees or licensees of these businesses) are located or operating, whether within or outside the Designated Area.

D. Ownership and Guarantee. You represent and warrant to us that the Ownership and Management Appendix reflects all of your Owners and their direct or indirect ownership or other equity interests in you as of the Effective Date. All of your Principal Owners must execute the form of undertaking and guarantee attached as Appendix C to this Agreement. Any person or entity that at any time after the date of this Agreement becomes a Principal Owner pursuant to the provisions of Section 11 or otherwise must execute our then current form of undertaking and guarantee within ten (10) days after the date such person or entity becomes a Principal Owner. Before approving and entering into any transaction that would make any person or entity a Principal Owner, you must notify such person about the obligations under this Section 2.D.

TRADEMARK STANDARDS AND REQUIREMENTS

3. You acknowledge and agree that the Trademarks are our parent company's property and it has licensed the use of the Trademarks to us with the right to sublicense to others. You further acknowledge that your right to use the Trademarks is specifically conditioned upon your compliance with this Agreement, including the following:

A. Trademark Ownership. The Trademarks are our parent company's valuable property, and it is the owner of all right, title and interest in and to the Trademarks and all past, present or future goodwill of the Restaurant and of the business conducted at the Authorized Location that is associated with or attributable to the Trademarks. Your use of the Trademarks will inure to our parent company's benefit. You may not, during or after the term of this Agreement, engage in any conduct directly or indirectly that would infringe upon, harm or contest our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks, including any use of the Trademarks in a derogatory, negative, or other inappropriate manner in any media, including print or electronic media.

B. Trademark Use. You may not use, or permit the use of, any trademarks, trade names or service marks in connection with the Restaurant except the Trademarks or except as we otherwise direct in writing. You may use the Trademarks only in connection with such products and services as we periodically specify and only in the form and manner we periodically prescribe

in writing. You must comply with all of our trademark, trade name and service mark notice marking requirements. You may use the Trademarks only in association with products and services approved by us and that meet our standards and requirements with respect to quality, mode and condition of storage, production, preparation and sale, and portion and packaging.

C. Restaurant Identification. You must use the name Buffalo Wild Wings GO® (or such other name that we specify) as the trade name of the Restaurant and you may not use any other mark or words to identify the Restaurant without our prior written consent. You may not use the phrase "Buffalo Wild Wings GO," "Buffalo Wild Wings" or any of the other Trademarks (or any variation of the Trademarks) as part of the name of your corporation, partnership, limited liability company or other business entity. You may use the Trademarks on various materials, such as business cards, stationery and checks, that we periodically specify provided you (i) accurately depict the Trademarks on the materials as we prescribe, (ii) include a statement on the materials and other notices that we periodically satisfy indicating that the business is independently owned and operated by you, (iii) do not use the Trademarks in connection with any other trademarks, trade names or service marks unless we specifically approve in writing prior to such use, and (iv) make available to us, upon our request, a copy of any materials depicting the Trademarks. You must post a prominent sign in the Restaurant identifying you as a BWW-GO Restaurant franchisee in a format we deem reasonably acceptable, including an acknowledgment that you independently own and operate the Restaurant, that the Buffalo Wild Wings GO® and Buffalo Wild Wings® Trademarks are owned by our parent company, and that your use of the Trademarks is under a license we have issued to you. All your internal and external signs must comply at all times with our outdoor/indoor guidelines and practices, as they are modified from time to time.

D. Litigation. If any person or entity improperly uses or infringes the Trademarks or challenges your use or our (or our parent company's) use or ownership of the Trademarks, we will control all litigation, administrative and other proceedings and we have the right to determine whether suit will be instituted, prosecuted or settled, the terms of settlement and whether any other action will be taken. You must promptly notify us of any such use or infringement of which you become aware or any challenge or claim arising out of your use of any Trademark. You must take reasonable steps, without compensation, to assist us with any action we undertake. We will be responsible for our fees and expenses with any such action, unless the challenge or claim results from your misuse of the Trademarks in violation of this Agreement, in which case you must reimburse us for our fees and expenses.

E. Changes. You may not make any changes or substitutions to the Trademarks unless we direct in writing. We reserve the right to change the Trademarks at any time. Upon receipt of our notice to change the Trademarks, you must cease using the former Trademarks and commence using the changed Trademarks, at your expense. All provisions of this Agreement relating to the Trademarks apply to any additional and substitute trademarks, service marks, trade names, logos and Trade Dress that we periodically authorize you to use.

TERM AND RENEWAL

4. The following provisions control with respect to the term and renewal of this Agreement:

A. Term. The initial term of this Agreement commences on the Effective Date and expires on the expiration date identified on Appendix B, unless this Agreement is sooner terminated in accordance with Section 13. You do not have any right to sublicense or subfranchise any of your rights under this Agreement and do not have the right to operate more than one Restaurant under

this Agreement. You must operate the Restaurant and use your best efforts to promote and increase the sales and service of Menu Items from the Restaurant during the entire term of this Agreement.

B. Renewal Term and Conditions of Renewal.

1. If the term of this Agreement is twenty (20) years, then you acknowledge and agree that you have no right or option to renew or extend your rights under this Agreement or your license to continue operating the Restaurant. Whether we and you continue in a relationship with respect to the Restaurant is entirely up to us and you, in each of our and your respective sole options, and under whatever terms and conditions we and you agree to (if we and you do agree) at the time.

2. If the term of this Agreement is ten (10) years, then you may renew your license to operate the Restaurant as a BWW-GO Restaurant for one (1) renewal term of ten (10) years, provided that: (i) you have given us written notice of your decision to renew at least six (6) months but not more than twelve (12) months prior to the end of the expiring term; (ii) you sign our then current form of franchise agreement and related documents (modified to reflect that the agreement relates to the grant of a renewal license), the terms of which may differ materially from those in this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; (iii) you have complied with our then current requirements for modernization of the Restaurant and/or replacement of the building, premises, Trade Dress, equipment and grounds as may be necessary for your Restaurant to conform to the standards then applicable to new BWW-GO Restaurant, regardless of the cost of such modernizations and/or replacements, unless we determine that you should relocate your Restaurant because your Authorized Location no longer meets our then current site criteria, in which case you must comply with the relocation requirements of Section 5.E; (iv) you are not in default of this Agreement or any other agreement pertaining to the Restaurant, have satisfied all monetary and other material obligations on a timely basis during the initial term of this Agreement, and are then otherwise in good standing; (v) if you are leasing the Restaurant premises (and not subject to relocation under (iii) above), you have renewed the lease and have provided written proof of your ability to remain in possession of the premises throughout the renewal period; (vi) you comply with our then current training requirements; (vii) you pay us, at time you sign the new franchise agreement, a renewal fee in the amount equal to fifty percent (50%) the initial franchise fee that we are then charging new franchisees developing new BWW-GO Restaurants; and (viii) you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates.

DEVELOPMENT, OPENING AND MAINTENANCE OF RESTAURANT

5. You acknowledge and agree that we have the right to establish and modify, from time to time, quality standards regarding the development and business operations of BWW-GO Restaurants to protect the distinction, goodwill and uniformity symbolized by the Trademarks and the System. Accordingly, you agree to maintain and comply with our quality standards, as we may periodically modify them, and agree to the following terms and conditions:

A. Restaurant Facility; Lease or Purchase Contract. You may not use the Restaurant premises or Authorized Location for any purpose other than the operation of a BWW-GO Restaurant during the term of this Agreement. If you plan to enter into any type of lease for the Restaurant

premises, you and your landlord must sign the Lease Addendum attached as Appendix D to this Agreement. You may not change the Lease Addendum form without our approval. You must provide us a copy of the executed lease and Lease Addendum, as well as any amendments to the lease entered into after its effective date, within five (5) days after execution. We have no responsibility for the lease or any amendments thereto. It is your sole responsibility to evaluate, negotiate and enter into the lease for the Restaurant premises. You must execute, and provide us an executed copy of, your lease (including an executed copy of the Lease Addendum) or the purchase agreement for the Authorized Location within thirty (30) days after the Effective Date.

B. Construction. You must construct and equip the Restaurant in strict accordance with our approved specifications and standards pertaining to equipment, inventory, signage, fixtures, furnishings, Trade Dress, and design and layout of the Authorized Location. You must provide us for our approval purposed building plans for your Restaurant in the form that we reasonably specify. You may not commence construction of the Restaurant until you have received our written approval of your building plans. Our review is limited to evaluating your compliance with our design requirements and this Agreement's other requirements. Our review is not designed to assess compliance with federal, state, or local laws and regulations, including the Americans with Disabilities Act, as compliance with those laws and regulations is your responsibility. You must remedy, at your expense, any noncompliance or alleged noncompliance with those laws and regulations. We may periodically inspect the Restaurant and the site while you are developing the Restaurant.

Without limiting the generality of the foregoing, you must promptly after obtaining a fully-executed lease for the Restaurant: (i) retain the services of an architect that we approve; (ii) retain the services of a general contractor that we approve; (iii) have prepared and submitted for our approval a site survey and basic architectural plans and specifications (not for construction) consistent with our general atmosphere, image, color scheme and ambience requirements as set forth from time to time in the manuals for a BWW-GO Restaurant (including requirements for dimensions, exterior design, materials, interior design and layout, Computer System (defined in Section 6.D) and other equipment, fixtures, furniture, signs and decorating); (iv) purchase or lease and then, in the construction of the Restaurant, use only the approved building materials, equipment, fixtures, audio visual equipment, furniture and signs; (v) complete the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating of the Restaurant in full and strict compliance with the plans and specifications we approve and all applicable ordinances, building codes and permit requirements without any unauthorized alterations; (vi) obtain all required zoning changes and all customary contractors' sworn statements and partial and final waivers; and (vii) obtain all necessary permits, licenses and architectural seals and comply with applicable legal requirements relating to the building, signs, equipment and premises, including the Americans With Disabilities Act.

Any change to the building plans or any replacement, reconstruction, addition or modification in the building, interior or exterior decor or image, equipment or signage of the Restaurant to be made after we provide our consent for the initial plans, whether at our or your request, must be made in accordance with our specifications. You may not commence such replacement, reconstruction, addition or modification until you have received our written consent to your revised plans.

You must begin substantial construction (site work, utility infrastructure and building erection) of the Restaurant at least one hundred (100) days before the Required Open Date (defined below) if the Restaurant will be in a new free standing location or at least seventy-five (75) days before the Required Open Date if the Restaurant will be in a non-free standing location or conversion

of an existing free-standing building. We may require you to provide us weekly development and construction progress reports in the form we designate from the date you begin development until the date you open the Restaurant. In addition, on or before the deadlines to start construction you must submit to us, if requested, executed copies of any loan documents and any other document that proves that you have secured adequate financing to complete the construction of the Restaurant by the Required Open Date.

Within one hundred twenty (120) days after the Restaurant first opens for business, you must provide us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spent in various categories relating to the development and opening of the Restaurant.

C. Opening. You must open and begin operating the Restaurant for business in accordance with the provisions of this Agreement on or before the required open date listed in the Principal Terms Appendix (the "Required Open Date"). You agree not to open the Restaurant until: (1) you have properly developed and equipped the Restaurant according to our standards and specifications and in compliance with all applicable laws and regulations; (2) all pre-opening training for the Restaurant's personnel has been completed to our satisfaction; (3) you have given us evidence of required insurance coverage and payment of premiums and a copy of the fully-signed Lease; and (4) if we (at our sole option) require, we have conducted a pre-opening inspection and/or have certified the Restaurant for opening. If we provide you any pre-opening training at your Restaurant, you must reimburse us for the travel expenses and prorated salaries for providing any on-site training in connection with the opening of the Restaurant from our opening team. We will determine the individual(s) comprising the opening team and the duration of their training at the Restaurant in our sole judgment. Our determination that you have met our pre-opening requirements will not constitute a waiver of your non-compliance or of our right to demand full compliance with those requirements. You must pay us the amounts described in this Section 5.C within ten (10) days after receiving our invoice.

D. Maintenance and Remodel. You must maintain and refresh the building, equipment, fixtures, furnishings, signage and Trade Dress (including the interior and exterior appearance) of your Restaurant in accordance with our requirements established periodically and any of our reasonable schedules prepared based upon periodic evaluations of the premises by our representatives. Within a period of thirty (30) to forty-five (45) days (as we determine depending on the work needed) after the receipt of any particular report prepared following such an evaluation, you must effect the items of maintenance we designate, including the repair of defective items and/or the replacement of irreparable or obsolete items of equipment and interior signage. If, however, any condition presents a threat to customers or public health or safety, you must effect the items of maintenance immediately. If the term of this Agreement is twenty (20) years, in addition to the maintenance obligations above, on or before the date that is ten (10) years after the Restaurant first opens for business, you must remodel the Restaurant and comply with our then current requirements for modernization of the Restaurant and/or replace the building, premises, Trade Dress, and equipment as may be necessary for your Restaurant to conform to the standards then applicable to new BWW-GO Restaurants, regardless of the cost of such modernizations and/or replacements. You acknowledge and agree that the requirements of this subparagraph 5.D are both reasonable and necessary to ensure continued public acceptance and patronage of BWW-GO Restaurants and to avoid deterioration or obsolescence in connection with the operation of the Restaurant. If you fail to make any modernization or improvement or fail to perform any maintenance required by this subparagraph, to the extent such requirements are applicable to the Restaurant, we

may, in addition to our other rights in this Agreement, effect such improvement or maintenance and you must reimburse us for the costs we incur.

E. Relocation and Casualty. If you choose to relocate the Restaurant because of the expiration or cancellation of your lease for reasons other than your breach, we will grant you authority to do so at a site acceptable to us that is within your Designated Area, provided that: (i) you have given us notice of your intent to relocate at least sixty (60) days before the Restaurant closes; (ii) you have submitted site and market information as we may require and proposed a new site within the Designated Area that we have accepted in writing within sixty (60) days after the Restaurant closes; (iii) promptly after we accept the new site, you sign and deliver to us our then current form of franchise agreement and related documents (modified to remove any initial franchise fee), the terms of which may differ from those in this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; and (vi) the new BWW-GO Restaurant is open and operating within one hundred eighty (180) days after the original Restaurant closes, all in accordance with our then current standards and the new franchise agreement. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur in connection with your relocation. You do not have the right to relocate in the event you lose the right to occupy the Restaurant premises because of the cancellation of your lease due to your breach.

If you need to relocate the Restaurant because of condemnation or destruction, we will grant you authority to do so at a site acceptable to us that is within your Designated Area, provided that: (1) you have submitted site and market information as we may require and proposed a new site within the Designated Area that we have accepted in writing within sixty (60) days after the Restaurant closes; (2) promptly after we accept the new site, you sign and deliver to us our then current form of franchise agreement (modified to remove any initial franchise fee), the terms of which may differ from this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; and (3) the new Restaurant is open and operating within one hundred eighty (180) days after the original Restaurant closes, all in accordance with our then current standards and the new franchise agreement. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur in connection with your relocation.

If your Restaurant is destroyed or damaged and you repair the Restaurant at the Authorized Location (rather than relocate the Restaurant), you must repair and reopen the Restaurant at the Authorized Location in accordance with our then current standards for the destroyed or damaged area within one hundred eighty (180) days after the date of occurrence of the destruction or damage.

F. Outdoor Signage. The outdoor signage at your Restaurant must comply with our then current specifications, which we may modify and change from time to time due to modifications to the System, including changes to the Trademarks. You must make such changes to the outdoor signage as we require within ninety (90) days after the date of notification.

PRODUCTS AND OPERATIONS STANDARDS AND REQUIREMENTS

6. You must implement and abide by our standards, specifications and requirements concerning the operation of the Restaurant, as we periodically modify them. The following provisions control with respect to your Restaurant's products and operations:

A. Authorized Menu. Your business must be confined to the preparation and sale of only such Menu Items and other food and beverage products as we designate and approve in writing

from time to time for sale by your Restaurant. You must offer for sale from the Restaurant all items we periodically specify as mandatory and only those items listed as Menu Items and other approved food and beverage products. You must offer the full authorized menu during all hours of operation. We have the right to make modifications to these items from time to time, and you agree to comply with any modifications. You may not offer or sell any other product or service at the Authorized Location without our prior written consent.

B. Authorized Products and Ingredients. You must use in the operation of the Restaurant and in the preparation of Menu Items and other food and beverage products only the proprietary sauces and mixes and other proprietary and non-proprietary ingredients, recipes, formulas, cooking techniques and processes and supplies, and must prepare and serve Menu Items and products in such portions, sizes, appearance, taste and packaging, all as we specify in our most current product preparation materials or otherwise in writing. We will supply to you a copy of the current product preparation materials prior to opening the Restaurant. You acknowledge and agree that we may change these periodically and that you are obligated to conform to our then current requirements. All supplies, including containers, cups, plates, wrapping, eating utensils, and napkins, and all other customer service materials of all descriptions and types must meet our standards of uniformity and quality. You must maintain at the Restaurant at all times an inventory of ingredients, food and beverage products and other products, materials and supplies that will permit operation of the Restaurant at maximum capacity.

C. Approved Supplies and Suppliers. You must only use the inventory, equipment, fixtures, furnishings, signs, advertising materials, trademarked items and novelties, and other products and services in connection with the design, construction and operation of the Restaurant that we periodically specify and that meet our standards and specifications, as we amend them from time to time. Although we do not do so for all of these products and services, we have the right to require you to purchase these products and services only from the manufacturer, distributor and/or supplier that we periodically designate or approve. We may implement and periodically modify our approved supplier criteria. You acknowledge and agree that certain of such products and services may only be made available from one source, and we or our affiliates may be that source. You will pay the then current price in effect for all products and services that you purchase from us or our affiliates. ALTHOUGH APPROVED OR DESIGNATED BY US, WE AND OUR AFFILIATES MAKE NO WARRANTY AND EXPRESSLY DISCLAIM ALL WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, WITH RESPECT TO SERVICES, PRODUCTS, EQUIPMENT (INCLUDING ANY REQUIRED COMPUTER SYSTEMS), SUPPLIES, FIXTURES, FURNISHINGS OR OTHER APPROVED PRODUCTS AND SERVICES. IN ADDITION, WE DISCLAIM ANY LIABILITY ARISING OUT OF OR IN CONNECTION WITH THE SERVICES RENDERED OR PRODUCTS FURNISHED BY ANY SUPPLIER APPROVED OR DESIGNATED BY US. OUR APPROVAL OR CONSENT TO ANY SERVICES, PRODUCTS, SUPPLIERS, OR ANY OTHER INDIVIDUAL, ENTITY OR ANY ITEM SHALL NOT CREATE ANY LIABILITY TO US.

We and/or our affiliates may from time to time make available to you or require you to purchase goods, products and/or services for use in your Restaurant on the sale of which we and/or our affiliates may make a profit. Further, we and/or our affiliates may from time to time receive consideration from distributors, suppliers and/or manufacturers in respect to sales of goods, products or services they supply to you and/or other BWW-GO Restaurants, and/or in consideration of services rendered or rights licensed to such persons. You agree that we and/or our affiliates are

entitled to said profits and/or consideration and may use them without restriction for any purposes that we or they deem appropriate.

D. Computer System. You must purchase and use any computer system that we develop or select for the Restaurant, including all future updates, supplements and modifications that we periodically specify (the "Computer System"). The Computer System includes all computing equipment, accessories, hardware, software and other information technology used in the operation of the Restaurant, including point-of-sale (POS) terminals and back office programs used to record, analyze and report sales, inventory, tax and other operational information. The computer software package developed for use in the Restaurant may include proprietary software and/or other technology. We may require you to license proprietary software or other technology, and/or purchase Computer System components and other related equipment, products and services, only from us, one of our affiliates or one or more third parties (at our option), and you must pay any licensing, user or technology fees and prices for components, equipment and other products and services that we or they determine. All right, title and interest in the software or other technology will remain with the licensor of the software or technology. The computer hardware and other components of the Computer System must conform to the specifications we periodically specify. We reserve the right to designate a single source from whom you must purchase the Computer System and related support services, and that single source may be us or an affiliate. You acknowledge and agree that we will have full and complete access to information and data entered and produced by the Computer System. You must, at all times, have at the Authorized Location internet access with a form of secure high-speed broadband internet connection at our then current minimum bandwidth specification. You also must maintain an email account for our direct correspondence with the Control Person and a separate email account for the Restaurant.

E. Serving and Promotional Items. All sales promotion material, customer goodwill and convenience items, cartons, containers, wrappers and paper goods, eating and serving utensils and other items used in the promotion, sale and distribution of products covered by this Agreement are subject to our approval and must, where practicable, contain one or more of the Trademarks. At our option, you must obtain some or all of these items only from suppliers that we designate or approve from time to time.

F. Health and Sanitation. You must operate and maintain your Restaurant at all times in compliance with any and all applicable health and sanitary standards prescribed by any governmental authority. You also must comply with any health and safety standards that we periodically prescribe. In addition to complying with such standards, if the Restaurant is subject to any sanitary or health inspection by any governmental authorities under which it may be rated in one or more than one classification, it must be maintained and operated so as to be rated in the highest available health and sanitary classification with respect to each governmental agency inspecting it. If you fail to be rated in the highest classification or receive any notice that you are not in compliance with all applicable health and sanitary standards, you must immediately notify us of such failure or noncompliance. We also may periodically evaluate the operation of your Restaurant from a food safety standpoint, and in that regard, require you to pay for, and utilize, the services of any food safety assessment vendor that we periodically specify who will assess food safety and other operations at your Restaurant. We may periodically change the food safety assessment program, including preferred vendor, timing of visits, scope of the assessment and required payments, as we determine necessary.

G. Evaluations. We and/or our authorized representatives have the right to enter your Restaurant at all reasonable times during business hours for the purpose of making periodic evaluations and to ascertain if you are complying with this Agreement, to inspect and evaluate the

Authorized Location and its building, land and equipment, and to test, sample, inspect and evaluate the supplies, ingredients and products, as well as the storage, preparation and formulation and the conditions of sanitation and cleanliness in the storage, production, handling and serving of supplies, ingredients and products, used in the operation of your Restaurant. Any evaluation or inspection we conduct is not intended to exercise, and does not constitute, control over your day-to-day operation of the Restaurant or your business or to assume any responsibility for your obligations under this Agreement. If we determine that any condition in the Restaurant presents a threat to customers or public health or safety, we may take whatever measures we deem necessary, including requiring you to immediately close the Restaurant until the situation is remedied to our satisfaction. Our inspections and evaluations may include a "mystery shopper" or other evaluation program from time to time throughout the term of this Agreement, and you must at your expense comply with the terms and conditions of any evaluation program that we periodically specify.

H. Period of Operation. Subject to any contrary requirements of local law and the force majeure provisions in Section 15.I, your Restaurant must be opened to the public and operated with the full authorized menu for at least the hours each day, and the days of the year, that we periodically specify.

I. Standards and Operating Procedures. You must adopt and use at all times in operating the Restaurant the required standards, procedures, techniques and management systems described in our manuals and other written materials, as we may periodically modify them. Any required standards, procedures, techniques and management systems exist to protect our interests in the System and the Trademarks and not for the purpose of establishing for us any control or duty to take control over those matters that are reserved to you. The manuals and other written materials also may include recommendations or guidelines to meet required standards, and you may follow those recommendations or guidelines or some other suitable alternative, provided that you meet and comply with the required standards, procedures, techniques and management systems. We may revise the manuals and these standards, procedures, techniques and management systems periodically to meet changing conditions of developing and operating BWW-GO Restaurants.

We agree to provide you a copy of the manuals (as we periodically modify them) during the term of this Agreement. You acknowledge and agree that the manuals and other system communications may only be available on the internet or other online or computer communications. The manuals at all times are our sole property. You must at all times treat the manuals, and the information they contain, as secret and confidential, and must use all reasonable efforts to maintain such information as secret and confidential. We may from time to time revise the contents of the manuals and you expressly agree to comply with each new or changed requirement. You must at all times ensure that your copy of the manuals are kept current and up to date, and in the event of any dispute as to the contents of the manuals, the terms of the master copy of the manuals that we maintain are controlling.

J. Confidential Information. You agree that you, your Restricted Persons, the Unit General Manager, each of your officers, directors, employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, standards, specifications, processes, procedures and/or improvements regarding the development or operation of a BWW-GO Restaurant that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer

communications, and any other knowledge or know-how concerning the methods of operation of the Restaurant, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Restaurant's POS system) of or relating to the Restaurant's customers or prospective customers (collectively, "Customer Data"); and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating the Restaurant. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons associated with you who have access to any Confidential Information. You must provide executed copies of these agreements to us upon our request.

K. Catering and Delivery Services. You must engage in catering and delivery from your Restaurant according to the standards and specifications that we periodically specify. At our option, you must use only the vendors and programs that we periodically specify or approve. You may not establish another outlet or property (other than the Authorized Location) for use in connection with catering or delivery service and may not provide catering or delivery service to customers at Non-Traditional Locations without our prior written consent.

At our option, we may determine, and thereafter may periodically modify, the geographic area within which you will provide catering or delivery service, but you shall not receive any exclusive, protected or other territorial rights with respect to catering services or deliveries in that geographic area. You must ensure that the Restaurant's customers receive at all times high quality food and beverage products prepared and maintained in accordance with our standards and specifications. You must maintain (or ensure that a third party service provider maintains) the condition and appearance of, and performs maintenance with respect to, vehicles, serveware and equipment used in connection with the provision of catering and delivery services in accordance with our standards and specifications. If you or your affiliate (subject to our approval) provides catering or delivery services directly, you must ensure that all catering and delivery drivers strictly comply with all applicable laws and maintain adequate motor vehicle liability insurance in the amounts that we periodically specify.

If you fail to comply with any provision of this Agreement, including any standard or specification pertaining to catering or delivery service, then in addition to any other rights and remedies that we might have (including the right to terminate this Agreement pursuant to Section 13, if applicable), we may temporarily suspend or permanently terminate your right to provide catering and/or delivery service or temporarily or permanently restrict the geographic area within which you may provide catering or delivery service. Any delivery fees and other revenue from catering or delivery services must be included in Gross Sales.

L. Compliance with Law; Licenses and Permits. As between us and you, you are solely responsible for the safety and well-being of your employees and customers of the Restaurant. Accordingly, you must at all times maintain your premises and conduct your Restaurant operations in compliance with all applicable laws, regulations, codes and ordinances, including laws pertaining to the privacy of consumer, employee and transactional information. You must secure and maintain in force all required licenses, permits and certificates relating to your Restaurant. You must immediately notify us in writing of any claim, litigation or proceeding that arises from or affects the operation or financial condition of your business or Restaurant, including any notices of health code violations or other violations of applicable law.

M. Participation in Internet Websites or Other Online Communications. You must, at your expense, participate in the website on the internet, our intranet system and any other online communications as we may periodically require for the BWW-GO Restaurant network, which (at our sole option) may be combined with the website, intranet system or other online communications for the Buffalo Wild Wings® sports bar network and/or any other concept. We have the right to determine the content and use of our website, intranet system or other form of online communications and will periodically establish the rules under which franchisees may or must participate. You may not separately register any domain name containing any of the Trademarks nor participate in any other website or other form of online communications that markets, offers or sells goods and services for the Restaurant without our approval. You may not use or reference any of the Trademarks in any online communication or website (including all current and future Social Media (defined in Section 8.E) platforms) without our prior approval. We retain all rights relating to our website and intranet system, including all rights to the information and data that you and other visitors provide, and may alter or terminate our website or intranet system. Your general conduct on our website and intranet system or other online communications and specifically your use of the Trademarks or any advertising is subject to the provisions of this Agreement. You acknowledge that certain information related to your participation in our website or intranet system may be considered Confidential Information, including access codes and identification codes. Your right to participate in our website and intranet system, or otherwise use the Trademarks on the internet or other online communications, will terminate when this Agreement expires or terminates.

N. System Modifications. You acknowledge and agree that we have the right to modify, add to or rescind any requirement, standard or specification that we prescribe under this Agreement from time to time to adapt the System to changing conditions, competitive circumstances, business strategies, business practices and technological innovations and other changes as we deem appropriate. You must comply with these modifications, additions or rescissions at your expense, within the time period that we reasonably specify.

O. Pricing Policies. You must comply with the maximum, minimum or other pricing policies and requirements that we periodically specify for Menu Items and other products and services that the Restaurant offers and sells, including promotions, special offers and discounts in which some or all BWW-GO Restaurants participate, in each case to the maximum extent the law allows.

P. Innovations. All ideas, concepts, techniques or materials relating to a BWW-GO Restaurant business, whether or not constituting protectable intellectual property, and whether created by or on behalf of you or your Owners, will be promptly disclosed to us, deemed to be our sole and exclusive property and part of the System, and deemed to be works made for hire for us. You may not use any such ideas, concepts, techniques or materials in operating the Restaurant without our prior approval. You agree to (and agree to cause each of your Owners to) sign whatever assignment or other documents we may request from time to time to evidence our ownership or to assist us in securing intellectual property rights in such ideas, concepts, techniques or materials.

Q. Credit Cards and Other Methods of Payment. During the term of this Agreement, you must maintain credit card relationships with the credit and debit card issuers or sponsors, check or credit verification services, financial center services, and electronic funds transfer systems that we periodically designate, and you may not use any such services or providers that we have not approved in writing or for which we have revoked our approval. We may periodically modify our requirements and designate additional approved or required methods of payment and vendors for processing such payments, and may revoke our approval of any method and/or service provider. You must comply with the Payment Card Industry Data Security Standards ("PCI DSS") as they

may be revised and modified by the Payment Card Industry Security Standards Council, or any successor or replacement organization we may specify, and the Fair and Accurate Credit Transactions Act ("FACTA") and other applicable laws with respect to your use, handling and storage of personally identifiable information, credit card data and other data. You also must upgrade periodically your Computer System and related software, at your expense, to maintain compliance with PCI DSS, FACTA, and all related laws and regulations. You must notify us immediately if you are notified of or otherwise become aware of unauthorized access to one or more of your information technology systems or devices (including a credit card breach) related to the Restaurant or your business, and must cooperate with us and applicable authorities fully with respect to any related investigation. Further, you must cooperate with us fully with respect to media statements (if any) and other items related to managing any such incident from a Trademark and System protection standpoint.

PERSONNEL AND SUPERVISION STANDARDS

7. The following provisions and conditions control with respect to training, supervision and operations of the Restaurant employees and other personnel:

A. Supervision.

1. You must have a Control Person and a Unit General Manager that meet our standards and qualifications at all times during the term of this Agreement. Your Control Person and Unit General Manager must attend and successfully complete all required training. You must appoint the Unit General Manager at least sixty (60) days before the Restaurant first opens for business and ensure that the Unit General Manager is fully trained to our satisfaction at least thirty (30) days before the Restaurant first opens for business. Should your Control Person or Unit General Manager fail to successfully complete our training requirements, we have the right to require that you appoint a new Control Person or Unit General Manager who meets our standards and qualifications within thirty (30) days. That new Control Person or Unit General Manager must attend and successfully complete our training requirements immediately after being appointed by you. Your Control Person also must be readily and continuously available to us. In addition to the Control Person and your Unit General Manager, your Restaurant must have three (3) shift supervisors at all times during the term of this Agreement.

2. If the Restaurant is the fifth (5th) or subsequent BWW-GO Restaurant you and/or your affiliates own, you must hire, appoint, and have at all times during the term of this Agreement a multi-unit operations manager that meets our standards and qualifications (the "**Multi-Unit Operations Manager**") to oversee the management and operations of your and your affiliates' BWW-GO Restaurants. The Multi-Unit Operations Manager may not also be a Unit General Manager or the unit general manager of any other BWW-GO Restaurant. The Multi-Unit Operations Manager must attend and successfully complete the training we require. You must appoint the Multi-Unit Operations Manager (if it is the fifth (5th) BWW-GO Restaurant owned by you and/or your affiliates or a subsequent BWW-GO Restaurant if you otherwise do not have a Multi-Unit Operations Manager) at least sixty (60) days before the Restaurant first opens for business and ensure that the Multi-Unit Operations Manager is fully trained to our satisfaction at least thirty (30) days before the Restaurant first opens for business. You may not open the Restaurant (if it is the fifth (5th) or subsequent BWW-GO Restaurant owned by you and/or your affiliates) unless your Multi-Unit Operations Manager is in position and has successfully completed all required training. Should your Multi-Unit Operations Manager (including

any replacement Multi-Unit Operations Manager) fail to successfully complete our training requirements, we have the right to require that you appoint a new Multi-Unit Operations Manager who meets our standards and qualifications within thirty (30) days. That new Multi-Unit Operations Manager must attend and successfully complete our training requirements immediately after being appointed by you. You must pay our then current training fees and all of Multi-Unit Operations Manager's travel, living and other expenses and compensation incurred in connection with the training described above.

B. Initial Training. You must, at your expense, comply with all of the training requirements we periodically prescribe for the Restaurant. The Control Person and the Unit General Manager, and if applicable your Multi-Unit Operation Manager, must attend and complete the initial training program we specify to our satisfaction before you open the Restaurant for business. If the Restaurant is the first or second BWW-GO Restaurant that you or your affiliates operate, we will provide the initial training program to your Control Person, Unit General Manager, and any additional Restaurant personnel whom we approve. You must pay our then current training fee for each person who attends our initial training program. If the Restaurant is the third or subsequent BWW-GO Restaurant that you or your affiliates operate, then you (or your affiliate) must provide the initial training program at your (or its) NCTR (defined below) according to our standards and requirements. If the Restaurant is the third or subsequent BWW-GO Restaurant that your or your affiliates operate and you or your affiliate does not then have an NCTR, or if we otherwise provide the initial training program for any Restaurant personnel, then you must pay our then current training fee for each person (which may be higher than the training fee paid by franchisees opening their first or second BWW-GO Restaurants). You also must pay all of your and your personnel's travel, living and other expenses and compensation incurred in attending any training programs.

All replacement Unit General Managers at the Restaurant must complete the training we specify to our satisfaction and must begin training within four (4) weeks after the time of hire. You must pay our then current training fee if we provide that training. Our training requirements and programs may vary depending on our assessment of the experience of the trainee or other factors specific to the Restaurant. If we provide you notice of default under Section 13.A or B and the default relates, in whole or in part, to your failure to meet any operational standards, then without limiting our other rights and remedies, we may require as a condition of curing the default that you, the Control Person, the Multi-Unit Operations Manager (if applicable), the Unit General Manager and/or shift supervisors, at your expense, comply with the additional training requirements we prescribe. Any new Control Person must comply with our training requirements. Under no circumstances may you permit management of the Restaurant's operations by a person who has not successfully completed to our reasonable satisfaction all applicable training we require.

C. Ongoing Training. We may require the Control Person, the Multi-Unit Operations Manager (if applicable), the Unit General Manager, shift supervisors and other key employees of the Restaurant to attend, at your expense, ongoing training at our training facility, the Authorized Location or any other location we periodically designate. In addition, you must participate in the manner we periodically specify in all in-Restaurant training programs that we implement from time to time, including by acquiring electronic devices (such as computers, laptops or tablets) and other equipment and subscriptions or licenses for learning platforms. You agree to pay our then current training fees and all of your and your personnel's travel, living and other expenses and compensation incurred in connection with any ongoing training programs.

D. National Certified Training Restaurant. On or before the opening date for the third BWW-GO Restaurant that you (or your affiliates) operate, you agree to complete (or to cause your

affiliate to complete) to our satisfaction the necessary brand standards training, attain the minimum benchmarks, and complete the other tasks that we then specify in order for us to designate one of your (or your affiliate's) BWW-GO Restaurants as a "National Certified Training Restaurant" or "NCTR" and that Restaurant's Unit General Manager as the "Certified Training General Manager." Once you or your affiliate have attained these certifications, if the NCTR loses that certification or otherwise fails to meet our minimum benchmarks to retain that certification, or if the Certified Training General Manager's employment at the NCTR ends or the Certified Training General Manager otherwise loses that certification, then within sixty (60) days thereafter, you agree to complete (or to cause your affiliate to complete) the tasks necessary for us to once again have one of your or your affiliate's BWW-GO Restaurants designated as a NCTR and for that Restaurant's Unit General Manager to be designated as the Certified Training General Manager. We may permit and/or require that certain initial and ongoing training provided under this Agreement be conducted at your (or your affiliate's) NCTR, under the direction and supervision of the Certified Training General Manager, and according to our standards and requirements.

E. Staffing. You must employ a sufficient number of competent and trained employees at the Restaurant to ensure efficient service to your customers. You must require all your employees to work in clean uniforms approved by us.

F. Attendance at Meetings. The Control Person or another representative of the Restaurant whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. We reserve the right to require that you and/or your Control Person and other Restaurant personnel attend any additional meetings and training programs that we periodically deem appropriate.

G. Responsibility for Employees. You acknowledge that you are an independent business and responsible for control and management of your Restaurant, including the hiring, discipline and discharging of your employees, paying wages and benefits of your employees, and determining the terms and conditions of employment for your employees. You acknowledge that we have no power, responsibility or liability in respect to these or other employment-related matters, as the sole power, responsibility and liability for such matters rest exclusively with you. You further acknowledge that no employee of yours will be deemed to be an employee of ours for any purpose whatsoever, and nothing in any aspect of the System or Trademarks in any way shifts any employee or employment-related responsibility from you to us. Any materials, guidance or assistance that we provide with respect to the terms and conditions of employment for your employees, employee hiring, discipline and discharging, and similar employment-related policies or procedures, whether in the manuals or otherwise, are solely for your optional use. Those materials, guidance and assistance do not form part of the mandatory standards or System. You will determine to what extent, if any, these materials, guidance or assistance should apply to the Restaurant's employees.

ADVERTISING

8. You agree to actively promote your Restaurant, to abide by all of our advertising requirements and to comply with the following provisions:

A. Brand Fund. We may implement, and thereafter will administer and control, a marketing and brand fund (the "Brand Fund") for the advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and

materials for all or a group of BWW-GO Restaurants that we periodically deem appropriate. You agree to pay us, via electronic funds transfer or another payment method we specify and together with each payment of the Royalty Fee (defined in Section 9.B), a contribution to the Brand Fund in an amount that we periodically specify, subject to the Marketing Spending Requirement (defined in Section 8.E). We and our affiliates will contribute to the Brand Fund on behalf of the BWW-GO Restaurants that we or they own (except for BWW-GO Restaurants at Non-Traditional Locations) at the same rate as similarly-situated franchised BWW-GO Restaurants in the same local marketing area. You acknowledge that BWW-GO Restaurants may contribute to the Brand Fund at different rates based on factors that we deem relevant in our sole judgment.

We have the right to designate and direct all programs that the Brand Fund finances, with sole control over the creative and business concepts, materials and endorsements used and their geographic, market and media placement and allocation. The Brand Fund may pay for preparing, producing and placing video, audio and written materials, electronic media and Social Media; developing, maintaining and administering technologies that promote or support BWW-GO Restaurants or their operations, including one or more websites, mobile applications, e-commerce and other online sales programs, customer incentive and retention programs, and other technologies used to reach customers or potential customers or to facilitate sales or delivery to customers; any marketing or other research and development, including product and food research, development and training materials related to accurately promoting or producing food and other products, menus and menu designs, sponsorships, marketing meetings and sales incentives; administering national, regional, multi-regional and local marketing, advertising, promotional and customer relationship management programs, including purchasing trade journal, Internet and other media advertising and using advertising, promotion and marketing agencies and other advisors to provide assistance; and supporting public and customer relations, market research, and other advertising, promotion, marketing and brand-related activities. The Brand Fund also may reimburse BWW-GO Restaurant operators (including us and our affiliates) for expenditures consistent with the Brand Fund's purposes that we periodically specify. We also may implement programs that could be financed by the Brand Fund, but choose to have them financed through other means, such as direct payments by you and other participating BWW-GO Restaurant operators.

We will account for the Brand Fund separately from our other funds and not use the Brand Fund to pay any of our general operating expenses, except to compensate us and our affiliates for the reasonable salaries, administrative costs, travel expenses, overhead and other costs we and they incur in connection with activities performed for the Brand Fund and its programs, including conducting market research, preparing advertising and marketing materials, maintaining and administering the BWW-GO Restaurant website and/or Social Media, developing technologies to be used by the Brand Fund or its programs, collecting and accounting for Brand Fund contributions, and paying taxes on contributions. The Brand Fund is not a trust, and we do not owe you fiduciary obligations because of our maintaining, directing or administering the Brand Fund or any other reason. The Brand Fund may spend in any fiscal year more or less than the total Brand Fund contributions in that year, borrow from us or others (paying reasonable interest) to cover deficits, or invest any surplus for future use. We will use all interest earned on Brand Fund contributions to pay costs before using the Brand Fund's other assets. We will prepare an annual, unaudited statement of Brand Fund collections and expenses and give you the statement upon written request. We may have the Brand Fund audited periodically at the Brand Fund's expense by an independent accountant we select. We may incorporate the Brand Fund or operate it through a separate entity whenever we deem appropriate. The successor entity will have all of the rights and duties specified in this Section 8.A.

We intend the Brand Fund to maximize recognition of the Trademarks and patronage of BWW-GO Restaurants. Although we will try to use the Brand Fund to develop and/or implement advertising and marketing materials and programs and for other uses (consistent with this Section 8.A) that will benefit all or certain contributing BWW-GO Restaurants, we need not ensure that Brand Fund expenditures in or affecting any geographic area are proportionate or equivalent to the Brand Fund contributions from BWW-GO Restaurants operating in that geographic area, or that any BWW-GO Restaurant benefits directly or in proportion to the Brand Fund contributions that it makes. We have the right, but no obligation, to use collection agents and institute legal proceedings at the Brand Fund's expense to collect Brand Fund contributions. We also may forgive, waive, settle and compromise all claims by or against the Brand Fund. Except as expressly provided in this Section 8.A, we assume no direct or indirect liability or obligation to you for maintaining, directing or administering the Brand Fund.

You acknowledge that BWW-GO Restaurants currently are marketed to the public as part of the combined network of locations under the Buffalo Wild Wings® brand, together with Buffalo Wild Wings® sports bars, and that certain advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials that are designed to benefit either the BWW-GO Restaurant network or the Buffalo Wild Wings® sports bar network can also serve to benefit (directly or indirectly) the other network and promote the Buffalo Wild Wings® brand and the Trademarks (the "Combined Brand Programs"). You also acknowledge that we currently maintain a separate advertising, marketing and promotion fund to which Buffalo Wild Wings® sports bar owners (including us and our affiliates) contribute (the "Sports Bar Fund"). The Sports Bar Fund may pay for some Combined Brand Programs that could (with or without modification) be used by or to benefit BWW-GO Restaurants, and the Brand Fund may pay for some Combined Brand Programs that could (with or without modification) be used by or to benefit Buffalo Wild Wings® sports bars. You agree that we may allocate costs for Combined Brand Programs between the Sports Bar Fund and Brand Fund, or between some or all Buffalo Wild Wings® sports bar operators and some or all BWW-GO Restaurant operators, on any reasonable basis that we determine in good faith and may periodically change the allocation methods. You agree that our allocation of such costs and expenditures is final. We also may, at our option, merge or otherwise combine (and, once combined, separate) the Sports Bar Fund and the Brand Fund and their operations as we deem appropriate.

We may at any time defer or reduce a BWW-GO Restaurant operator's contributions to the Brand Fund and, upon at least thirty (30) days' written notice to you, reduce or suspend Brand Fund contributions and/or operations for one or more periods of any length and terminate (and, if terminated, reinstate) the Brand Fund. If we terminate the Brand Fund, we will (at our option) either spend the remaining Brand Fund assets in accordance with this Section 8.A or distribute the unspent assets to BWW-GO Restaurant operators (including us and our affiliates, if applicable) then contributing to the Brand Fund in proportion to their contributions during the preceding twelve (12)-month period.

B. Local Marketing. You agree at your expense to participate in the manner we periodically specify in all advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs that we periodically designate for the Restaurant. You must ensure that all of your advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials that you or your agents or representatives develop or implement relating to the Restaurant (collectively, "Local Marketing") is completely clear, factual and not misleading, complies with all applicable laws and regulations, and conforms to the highest ethical standards and the advertising and marketing

policies that we periodically specify. Before using them, you must send to us for our approval descriptions and samples of all proposed Local Marketing that we have not prepared or previously approved within the preceding six (6) months. If you do not receive written notice of approval from us within five (5) business days after we receive the materials, they are deemed disapproved. You may not conduct or use any Local Marketing that we have not approved or have disapproved. At our option, you must contract with one or more suppliers that we designate or approve to develop and/or implement Local Marketing. We assume no liability to you or any other party due to our specifying any programs or materials or our approval or disapproval of any Local Marketing.

You must issue, use and honor in the manner we periodically specify only the gift and stored value cards, checks and similar items that we periodically designate and otherwise participate in other promotions, including any customer loyalty programs and promotions and procedures for resolving customer complaints, that we periodically specify. You must obtain all gift and stored value cards, checks and similar items only from an approved supplier. We have developed a gift card program and you must sign the then-current form of agreement to participate in the gift card program. At the time of termination or expiration, or the transfer of your rights under this Agreement, you must pay all amounts owed by you under the gift card program and any related agreements.

C. Required Local Marketing Expenditures. You agree to spend the amount we periodically specify on approved Local Marketing for the Restaurant, subject to the Marketing Spending Requirement (the "Required Local Marketing Spend"). Upon our request, you must provide us with itemization and proof of marketing and an accounting of the amounts that you have spent for approved Local Marketing. We may require you periodically to prepare and submit to us for our approval a proposed Local Marketing plan that contemplates spending at least the Required Local Marketing Spend, and if we do you must implement the plan in the form that we approved it. We also may, at our option, require you to deposit the Required Local Marketing Spend with us in advance, on a schedule we periodically determine, and if we do you must follow our requirements to evidence your payment of approved Local Marketing expenditures and obtain reimbursement of those expenditures from the amounts you deposited with us.

D. Advertising Cooperatives and Local Marketing Groups. We have the right to designate local advertising markets and if designated, you must participate in and contribute to the cooperative or local marketing group responsible for coordinating advertising, marketing and promotional programs in your designated local advertising market (the "Cooperative"). If established, you must contribute the amount we periodically specify to the Cooperative, subject to the Marketing Spending Requirement. If, however, the Cooperative votes to require contributions that would (together with the Brand Fund contributions and required Local Marketing expenditures) exceed the Marketing Spending Requirement, you must contribute such amount. Each BWW-GO Restaurant, including those we or our affiliate operates (except at Non-Traditional Locations), within a designated local advertising market is a member of the Cooperative and each restaurant has one vote on all matters requiring a vote. Each Cooperative will be required to adopt bylaws or other governing documents that meet our approval, and you agree to comply with the terms of those governing documents. We reserve the right to administer, or allow our affiliate to administer, the Cooperative's funds and require payment from its members via electronic funds transfer to spend on behalf of the Cooperative and its members. Otherwise each Cooperative's members are responsible for its administration. You or the Cooperative must pay our then current charges for any accounting, bookkeeping, administrative and other services we or our affiliate provides. At our option, each Cooperative must engage the services of a professional advertising agency or media buyer that we approve and has expertise in the industry and in the particular

market. Further, you must obtain our written approval of all Cooperative advertising, marketing and promotional materials, creative execution, media schedules and programs prior to their implementation. Each Cooperative will be required to prepare annual financial statements, which must be made available to all members of the Cooperative and to us upon request. Also, each Cooperative must submit to us its meeting minutes upon our request. We have the right to require Cooperatives to be formed, changed, dissolved or merged.

E. Marketing Spending Requirement. The "Marketing Spending Requirement" is the maximum amount that we can require you to spend on Brand Fund contributions, Cooperative contributions (subject to Section 8.D), and approved Local Marketing for the Restaurant during each calendar quarter, and is an amount equal to six percent (6%) of the Restaurant's Gross Sales during that calendar quarter. Although we may not require you to spend more than the Marketing Spending Requirement on Brand Fund contributions, Cooperative contributions and approved Local Marketing for the Restaurant during any calendar quarter, you may choose to do so and the Cooperative may vote to increase contributions pursuant to Section 8.D. We may periodically review your books and records and require you to submit reports to determine your Cooperative contributions and Local Marketing expenses. If you fail to spend (or prove that you spent) the Marketing Spending Requirement in any quarter, then we may, in addition to and without limiting our other rights and remedies, require you to pay us the shortfall as an additional Brand Fund contribution or to pay us the shortfall for us to spend on Local Marketing for the Restaurant.

F. Social Media. You agree to comply with our policies and requirements (as we periodically modify them) concerning blogs, common social networks like Facebook, professional networks like Linked-In, live-blogging tools like X (f/k/a Twitter), virtual worlds, file, audio and video sharing sites like TikTok, Pinterest and Instagram, and other similar social networking or media sites or tools (collectively, "Social Media") that in any way reference the Trademarks or involve the Restaurant. You acknowledge that these policies may involve prohibitions on your or your representatives' use of Social Media in connection with the Trademarks or the Restaurant.

G. New Restaurant Opening Promotion. You must conduct certain advertising, marketing and public relations activities in connection with the opening of your Restaurant. We require you to spend, in addition to the required expenditures described above, Fifteen Thousand Dollars ($15,000) for such opening activities, which must be spent some time during the period beginning forty-five (45) days before and ending sixty (60) days after the opening of your Restaurant, unless otherwise approved by us. In addition, you must perform opening advertising and promotions as required by this Subsection 8.G every time that you relocate the Restaurant or reopen the Restaurant after having it closed for thirty (30) days or more. Upon our request, you must provide to us proof of these expenditures. We have the right, but not the obligation, to collect and administer these funds on your behalf.

FEES, REPORTING AND AUDIT RIGHTS

9. You must pay the fees described below and comply with the following provisions:

A. Initial Franchise Fee. You must pay to us a nonrefundable "Initial Franchise Fee" identified on the Principal Terms Appendix. The Initial Franchise Fee is payable in full on the date you sign this Agreement, is earned upon receipt and is in consideration for our expenses incurred and services rendered in granting you the franchise rights.

B. Royalty Fee. During the term of this Agreement, you must pay to us a weekly "Royalty Fee" in an amount identified on the Principal Terms Appendix.

C. Technology Fees. Upon notice from us you agree to pay us, on a schedule that we periodically specify, a technology fee ("Technology Fee") in the amount we periodically specify, but not to exceed one-half percent (0.5%) of the Restaurant's Gross Sales. We may establish and periodically modify the Technology Fee in our reasonable judgment based on the technology-related products and services that we provide to you and other similarly situated BWW-GO Restaurant operators. However, nothing in this Section 9.C limits our rights or your obligations relating to your acquisition of technology-related products and services directly from our affiliates or other approved vendors and suppliers.

D. Computations and Remittances. You must submit Gross Sales reports to us daily via our electronic data interface or using any other means as we periodically specify. You must verify all amounts due and owing at the end of each week's operation and pay us the amounts owed on the schedule we periodically specify, accompanied by any reports we may require. We reserve the right to change the reporting day of the week for any or all amounts. We also may periodically change the mechanism for your payments under this Agreement. You must certify the computation of the amounts in the manner and form we specify, and you must supply to us any supporting or supplementary materials as we reasonably require to verify the accuracy of remittances. You may not offset any amounts that we or our affiliates owe or might owe you against any amounts you owe us or our affiliates, which amounts you must pay when due. We have the right to apply or cause to be applied against amounts due to us or any of our affiliates any amounts that we or our affiliates may hold from time to time on your behalf or that we or our affiliates owe to you. Further, if you are delinquent in the payment of any amounts owed to us, we have the right to require you to prepay estimated Royalty Fees and Brand Fund contributions.

E. Electronic Transfer of Funds. You must sign an electronic transfer of funds authorization that we periodically specify to authorize and direct your bank or financial institution to transfer electronically, on a weekly basis or other frequency that we periodically determine, directly to our or our affiliate's account and to charge to your account all amounts due to us or our affiliates. You must maintain a balance in your account sufficient to allow us and our affiliates to collect the amounts owed when due. You are responsible for any penalties, fines or other similar expenses associated with the transfer of funds described in this Section 9.E.

F. Interest Charges; Late Fees. Any and all amounts that you owe to us or to our affiliates will bear interest at the rate of eighteen percent (18%) per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual. In addition to interest charges on late Royalty Fee and Brand Fund contribution payments, you must pay to us a service charge of One Hundred Fifty Dollars ($150) for each delinquent report or payment that you owe to us under this Agreement. A payment is delinquent if we do not receive the payment on or before the date due or if there are insufficient funds in your bank account to collect the total payment by a transfer of funds on or after the date due. The service charge is not interest or a penalty, it is only to compensate us for increased administrative and management costs due to late payment.

G. Financial Planning and Reports. You must record daily all sales on the Restaurant's point-of-sale system in the manner that we periodically specify. You must keep books and records and submit financial and other operational reports to us as we periodically require. You must compile, keep and submit to us the books, records and reports on the forms and using the methods of bookkeeping and accounting as we periodically may prescribe. You must provide this information to us according to reporting formats, methodologies and time schedules that we establish from time to time. You also must preserve and retain these books, records and reports for not less than thirty-six (36) months. You must allow us electronic and manual access to any and

all records relating to your Restaurant that we periodically specify, other than employment-related records. You also must, at your expense, submit to us within ninety (90) days after the end of each fiscal year a detailed balance sheet, profit and loss statement and statement of cash flows for such fiscal year, prepared on an accrual basis including all adjustments necessary for fair presentation of the financial statements, including a supplemental schedule of revenue and expenses prepared in the format we may periodically prescribe. We may require that the annual financial statements be reviewed or audited by a certified public accountant. You must certify all reports to be true and correct.

H. Audit. We or our authorized representative have the right at all times during the business day to enter the premises where your books and records relative to the Restaurant are kept and to evaluate, copy and audit such books and records. We also have the right to request information from your suppliers and vendors. If any evaluation or audit reveals any understatement of your Gross Sales, Royalty Fees or Brand Fund contributions in any month by an individual or combined total of one and one-quarter percent (1.25%) or more from data reported to us, then, in addition to any other rights we may have (including collection of amounts owed with respect to any understatement), you must reimburse us for all audit costs, including related professional fees, travel, and room and board expenses. Furthermore, we may conduct additional periodic audits and/or evaluations of your books and records, at your sole expense, as we reasonably deem necessary for up to three (3) years thereafter. To verify the information you supply, we have the right to reconstruct your sales through the inventory extension method or any other reasonable method of analyzing and reconstructing sales. You agree to accept any such reconstruction of sales unless you provide evidence in a form satisfactory to us of your sales within a period of fourteen (14) days from the date of notice of understatement or variance. You must fully cooperate with us or our representative in performing these activities and reimburse us for any expenses we incur from your lack of cooperation.

YOUR OTHER OBLIGATIONS; NONCOMPETE COVENANTS

10. You agree to comply with the following terms and conditions:

A. Payment of Debts. You agree to pay promptly when due all payments, obligations, indebtedness, assessments and taxes due and payable to us and our affiliates, lenders, vendors, suppliers, lessors, federal, state or local governments, or creditors in connection with your business. In the event you default in making any such payment, we are authorized, but not required, to pay the same on your behalf and you agree promptly to reimburse us on demand for any such payment.

B. Indemnification. You hereby waive all claims against us for damages to property or injuries to persons arising out of the operation of your Restaurant. You must fully protect, indemnify, defend, reimburse and hold harmless us and our affiliates, and our and their respective owners, directors, officers, employees, agents, representatives, successors and assigns (collectively, the "BWW Indemnified Parties") from and against any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to (1) the development or operation of your Restaurant, including any allegation that we or any of our affiliates is a joint employer or otherwise responsible for any of your acts or omissions relating to your employees or customers, and regardless of cause or any allegation of concurrent or contributing fault or negligence of us or our affiliates; or (2) your breach or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and all attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any actual or

threatened claim or proceeding that (i) arises from or relates to the validity of any of the Trademarks or your authorized or alleged unauthorized use of any of the Trademarks; (ii) involves any alleged unauthorized access of any Customer Data or any credit card data, personally identifiable information or other data; (iii) is a class action or other proceeding involving both the Restaurant and any other BWW-GO Restaurant; or (iv) if decided adversely, would reasonably be expected to have an adverse effect on us, our affiliates, the goodwill associated with the Trademarks, or the BWW-GO Restaurant network.

We hereby waive all claims against you for damages to property or injuries to persons arising out of the operation of our company- or affiliate-owned BWW-GO Restaurants. We must reimburse you and your affiliates for any and all damages, expenses and liabilities (including attorneys' fees) to the extent they are determined in a final, unappealable ruling issued by a court or arbitrator of competent jurisdiction to be caused solely by our or another BWW Indemnified Party's breach of this Agreement, gross negligence or willful misconduct, so long as the claim to which those damages, expenses and liabilities relate is not asserted on the basis of theories of vicarious liability (including agency and joint employer) or our failure to compel your compliance with this Agreement.

C. Insurance. You must purchase and maintain in full force and effect, at your expense and from a company we accept, insurance that insures both you and us, our affiliates and any other persons we designate by name. The insurance policy or policies shall be written in accordance with the standards and specifications (including minimum coverage amounts, types of coverage and exclusions) that we set forth in writing from time to time. In addition, the required liability insurance must (i) name Buffalo Wild Wings, Inc., Buffalo Wild Wings International, Inc., Inspire Brands, Inc., and their affiliates (collectively, "Inspire Brands Entities") as additional insureds; (ii) provide severability of interests and/or separation of insureds coverage; and (iii) be primary and non-contributory with any insurance policy carried by any of the BWW Inspire Brands Entities.

You must deliver to us or our designee at commencement and thereafter annually or at our or our designee's request a proper certificate evidencing the existence of such insurance coverage and your compliance with the provisions of this Subsection. The insurance certificate must show compliance with all required insurance specifications. We also may request copies of all policies and/or loss data. We may from time to time modify the required minimum limits and require additional or different insurance coverage, by providing written notice to you, as conditions require, including to reflect changes in relevant circumstances, industry standards, experiences in the BWW-GO Restaurant network, standards of liability and higher damage awards. If you do not procure and maintain the insurance coverage required by this Agreement, we have the right, but not the obligation, to procure insurance coverage for you on your behalf and to charge the costs to you, together with a reasonable fee for the expenses we incur in doing so. You must pay these amounts to us immediately upon written notice.

D. Noncompete Covenants. You agree that you and the Restricted Persons will receive valuable training and Confidential Information that you and they otherwise would not receive or have access to but for the rights licensed to you under this Agreement. You therefore agree to the following noncompetition covenants on behalf of yourself and the other Restricted Persons, and we may require you to obtain from your Restricted Persons a signed non-compete agreement in a form satisfactory to us that contains the non-compete provisions of this Subsection 10.D, in each case to the extent not prohibited by applicable law:

1. During the term of this Agreement, neither you nor any of the other Restricted Persons may, either directly or indirectly, for yourself or themselves or through, on behalf of, or in conjunction with any person or entity, own any interest in, manage, operate, maintain, engage in, perform services for, consult with or have any other interest in any Competitive Business, wherever located or operating.

2. For a period of two (2) years after the expiration or termination of this Agreement, regardless of the cause of termination, neither you nor any of the other Restricted Persons may, either directly or indirectly, for yourself or themselves or through, on behalf of, or in conjunction with any person or entity, own any interest in, manage, operate, maintain, engage in, perform services for, consult with or have any other interest in a Competitive Business that is located or operating:

a. at the Authorized Location;

b. within a five (5)-mile radius of the Authorized Location; or

c. within a five (5)-mile radius of the location of any other BWW-GO Restaurant that is open, operating or under development as of the date of expiration or termination or transfer.

3. You agree that the length of time in Subsection (2) will be tolled for any period during which you or any of the Restricted Persons is in breach of any of these covenants or any other period during which we seek to enforce this Agreement. The parties agree that each of the foregoing covenants will be construed as independent of any other covenant or provision of this Agreement.

TRANSFER OF FRANCHISE

11. You agree that the following provisions govern any transfer or proposed transfer:

A. Transfers Defined. We have entered into this Agreement with specific reliance upon your (and your Owners') financial qualifications, experience, skills and managerial qualifications as being essential to the satisfactory operation of the Restaurant. Consequently, neither your interest in this Agreement nor in the Restaurant or any of its assets, nor any direct or indirect ownership or other equity interests in you, may be transferred or assigned to or assumed by any other person or entity (the "assignee"), in whole or in part, unless you have first complied with all applicable provisions of this Section 11. A transfer of the ownership, possession or control of the Restaurant or its assets may be made only with a transfer of this Agreement. Any transfer without our consent is a breach of this Agreement and has no effect. In this Agreement, "transfer" (whether or not capitalized) includes any voluntary, involuntary, direct or indirect assignment, sale, gift or other disposition and includes the following events, whether they impact you (or your Owners) directly or indirectly:

1. transfer of record or beneficial ownership of any ownership or other equity interest or the right to receive all or a portion of your profits or losses or any capital appreciation relating to you or the Restaurant (whether directly or indirectly);

2. a merger, consolidation or exchange of ownership or other equity interests, or issuance of additional ownership or other equity interests or securities representing or

potentially representing ownership or other equity interests, or a redemption of ownership or other equity interests;

3. any sale or exchange of voting interests or securities convertible to voting interests, or any management agreement or other arrangement granting the right to exercise or control the exercise of the voting rights of any Owner or to control your or the Restaurant's operations or affairs;

4. transfer of a direct or indirect ownership or other interest in you, this Agreement, the Restaurant or its assets in a divorce, insolvency or entity dissolution proceeding, or otherwise by operation of law;

5. if you or one of your Owners dies, transfer of a direct or indirect ownership or other interest in you, this Agreement, the Restaurant or its assets by will, declaration of or transfer in trust, or under the laws of intestate succession; or

6. the grant of a mortgage, charge, pledge, collateral assignment, lien or security interest in any ownership or other interest in you, this Agreement, the Restaurant or its assets; foreclosure upon or attachment or seizure of the Restaurant or any of its assets; or your transfer, surrender or loss of the possession, control or management of all or any material portion of the Restaurant (or its operation) or you.

In this Agreement, "Control Transfer" means (i) any transfer of this Agreement or any interest in or rights or obligations under this Agreement, or of the Restaurant or all or substantially all of its assets; or (ii) any transfer or other transaction, or a series of transfers or other transactions (regardless of the period of time over which they take place), which results in the transfer or creation of a Controlling Ownership Interest in you, whether directly or indirectly. "Controlling Ownership Interest" means either (x) fifty percent (50%) or more of the direct or indirect ownership or other equity interests in you, or (y) any ownership or other equity interest or other direct or indirect right or interest in you that provides the right, power or authority, whether alone or together with others, to direct and control your management and policies. "Non-Control Transfer" means the transfer or creation of any direct or indirect ownership or other equity interest in you that is not a Control Transfer.

In the event of your insolvency or the filing of any petition by or against you or your Owner under any provisions of any bankruptcy or insolvency law, if your or your Owner's legal representative, successor, receiver or trustee desires to succeed to your or your Owner's interest in this Agreement or the Restaurant (whether directly or indirectly), such person first must notify us and comply with all applicable provisions of this Section 11. In addition, you or the assignee must pay the attorneys' fees and costs that we incur in any bankruptcy or insolvency proceeding pertaining to you or your Owner.

You may not place in, on or upon the location of the Restaurant, or in any communication media or any form of advertising, any information relating to the sale of the Restaurant, its assets, the rights under this Agreement, or any ownership or other equity interest in your or your Owner, without our prior written consent.

B. <u>Conditions for Consent to Non-Control Transfer</u>. We will not unreasonably withhold our consent to a Non-Control Transfer if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least thirty (30) days before its effective date;

2. all amounts that you owe us or any of our affiliates, your suppliers, and any landlord for the Authorized Location, or upon which we or any of our affiliates have any contingent liability, are paid in full and you are then otherwise in compliance with all of the provisions of this Agreement and all other agreements with us or our affiliate relating to the Restaurant;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) will be in compliance with Section 10.D and otherwise meet our then applicable standards for non-controlling owners of BWW-GO Restaurant franchisees;

4. you and your Principal Owners sign the form of agreement and related documents (including guarantees) that we then specify to reflect your new ownership structure, and your transferring Restricted Persons sign the agreements that we then specify under which they agree to comply with the covenants in Sections 6.J and P and with the covenants in Section 10.D(2) for two (2) years after the effective date of the transfer;

5. you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates; and

6. you pay us a transfer fee of One Thousand Dollars ($1,000) to partially cover some of our costs and expenses incurred in evaluating the transferee and the transfer (in addition to any other transfer or other fees payable under any Area Development Agreement, other franchise agreement, or other agreement with us or our affiliate).

C. Conditions for Consent to Control Transfer. In order to request our consent to a Control Transfer, in addition to complying with Sections 11.D, 11.E and 11.G, you must submit to us our form of application for consent to transfer and all other information and documents we require under our then current transfer procedures. We have the right to require you to prepare and furnish to the assignee and/or us such financial reports and other data relating to the Restaurant and its operations that are reasonably necessary or appropriate for the assignee and/or us to evaluate the Restaurant and the proposed transfer. We also have the right to confer with the proposed assignee and furnish the proposed assignee with information concerning the Restaurant and proposed transfer without being held liable to you, except for intentional misstatements we make to an assignee. Any information we furnish to any proposed assignee is for the sole purpose of permitting the assignee to evaluate the Restaurant and proposed transfer.

We will not unreasonably withhold our consent to a Control Transfer (subject to Sections 11.D and 11.G) if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least sixty (60) days before its effective date;

2. all amounts that you owe us or any of our affiliates, your suppliers, and any landlord for the Authorized Location, or upon which we or any of our affiliates have any contingent liability, are paid in full, and you and your affiliates are then otherwise in compliance with all of the provisions of this Agreement and all other franchise agreements, area development agreements and other agreements with us or our affiliate relating to the Restaurant or any other BWW-GO Restaurant;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) will be in compliance with Section 10.D and otherwise meet our then applicable standards for new franchisees (and their owners) of BWW-GO Restaurant franchisees, including (if applicable) by having the financial and operational qualifications to develop and operate all of the Market BWW-GO Restaurants (defined in Section 11.D);

4. the assignee (if the transfer is of this Agreement) or you (if the transfer is of a direct or indirect ownership or other equity interest in you) agree, at our option, to (a) be bound by all terms and conditions of this Agreement for the remainder of the term, or (b) sign our then current form of franchise agreement and related documents, the terms of which may differ materially from those in this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area, except that the term of such franchise agreement shall be the remaining term of this Agreement;

5. you and/or your transferring Restricted Persons (as applicable) sign the agreements that we then specify under which they agree to comply with the covenants in Sections 6.J and P and with the covenants in Section 10.D(2) for two (2) years after the effective date of the transfer;

6. the assignee and its personnel must, at your or assignee's expense, comply with the training requirements we then specify;

7. we have determined that the purchase price and payment terms will not adversely affect the operation of the Restaurant, and if you or your Owners finance any part of the purchase price, then you and they agree that (a) all obligations under promissory notes, agreements or security interests reserved in the Restaurant are subordinate to the assignee's obligation to pay all amounts due to us and our affiliates and otherwise to comply with this Agreement, and (b) if we approve your or your Owners' retaining a security interest or other financial interest in this Agreement or the Restaurant, you and/or such Owners guarantee the performance of the assignee under this Agreement, until the security interest or other financial interest is terminated;

8. you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates;

9. you pay us the remaining transfer fee pursuant to Section 11.E; and

10. you and the assignee have complied with any other conditions that we reasonably require from time to time as part of our transfer policies, provided that such conditions are not more stringent than any conditions otherwise imposed on new franchisees signing our then current franchise agreement.

D. Transfer of All Market BWW-GO Restaurants. You acknowledge our current requirement that developers of multiple BWW-GO Restaurants must themselves (directly or through controlled affiliates) continue to own and operate all of the BWW-GO Restaurants located and/or to be developed in their development areas or markets (as defined by us or in the applicable development agreement) (collectively, the "Market BWW-GO Restaurants") throughout the entire terms of their area development agreements and franchise agreements. We believe this requirement is important in order to (among other reasons) establish continuity and cooperation among the Market BWW-GO Restaurants and protect the BWW-GO® brand. Therefore, if the Restaurant is one of a number of Market BWW-GO Restaurants, then upon any proposed Control Transfer involving the Restaurant, in addition to the conditions listed in Section 11.C, we may condition our consent to that Control Transfer on the simultaneous transfer to the applicable assignee of other rights, interests, obligations, assets, and/or ownership or other equity interests such that, following such transfer, the assignee has the right to develop, own and operate (directly or through its controlled affiliates) all of the Market BWW-GO Restaurants.

E. Transfer Fee for Control Transfers. The transfer fee for a Control Transfer is the greater of (1) all costs and expenses that we incur in reviewing and processing the transfer (including attorneys' fees) or (2) Twelve Thousand Five Hundred Dollars ($12,500). You must submit to us a Five Thousand Dollar ($5,000) deposit towards the transfer fee at the time you submit an application for our consent to a Control Transfer. We have the right to increase the deposit, up to a deposit of Twelve Thousand Five Hundred Dollars ($12,500), if we believe that our costs and expenses will exceed Five Thousand Dollars ($5,000). We will refund the deposit, less our costs and expenses, if the transfer is not completed. If the transfer proceeds, the balance of the transfer fee is due to us before the closing of the transfer. Notwithstanding the foregoing, if the transfer is part of a simultaneous Control Transfer for multiple BWW-GO Restaurants, then transfer fee is the greater of (i) all costs and expenses that we incur in reviewing and processing the transfer (including attorneys' fees) or (ii) Twelve Thousand Five Hundred Dollars ($12,500) for the first BWW-GO Restaurant and Two Thousand Five Hundred Dollars ($2,500) for each additional BWW-GO Restaurant.

F. Death, Disability or Incapacity. If any individual who is an Owner dies or becomes disabled or incapacitated, and the decedent's or disabled or incapacitated person's heir or successor-in-interest wishes to continue as an Owner, then such individual or entity must apply for our consent under this Section 11, as in any other case of a proposed transfer, all within one hundred eighty (180) days of the death or event of disability or incapacity. During any transition period to an heir or successor-in-interest, the Restaurant still must be operated in accordance with the terms and conditions of this Agreement. If the assignee of the decedent or disabled or incapacitated person is the spouse or child of such person, no transfer fee will be payable to us and we will not have a right of first refusal as set forth in Section 11.G.

G. Right of First Refusal. If you or any of your Owners propose to engage in any Control Transfer, whether in one transaction or a series or related transactions, you first must provide us a right of first refusal and offer to sell to us your or your Owner's interest, in accordance with this Section 11.G.

1. If you (or your Owner) receives or makes a bona fide offer to any proposed assignee with respect to any Control Transfer, then you must obtain from the fully-disclosed proposed assignee, and deliver to us, a statement in writing, signed by the proposed assignee and by you (or your Owner), containing all material terms of the offer. That offer must relate exclusively to an interest in this Agreement and the Restaurant (and its assets) or a direct or indirect ownership or other equity interest in you (as applicable,

the "Offered Interest"). To be a bona fide offer, the offer must include details of the payment terms of the proposed sale and the sources and terms of any financing for the proposed purchase price, the proposed purchase price must be in a fixed dollar amount and without any contingent payments of purchase price (such as earn-out payments), and the proposed transaction must relate exclusively to an interest in this Agreement and the Restaurant (and its assets) or a direct or indirect ownership or other equity interest in you and not to any other interests or assets. We may, by delivering written notice to you within forty-five (45) days after we receive both an exact copy of the offer and all other information concerning the offer that we reasonably request, elect to purchase the Offered Interest for the price and on the terms and conditions contained in the offer, provided that we may substitute cash for any form of consideration proposed in the offer and our credit will be deemed equal to the credit of any proposed assignee.

2. The closing under this Section 11.G will be not less than sixty (60) days after we first notify you of our election to purchase or, if later, the closing date proposed in the offer. We may (at our option) prepare the purchase agreement and related documents for the transaction. Under that purchase agreement we must receive, and you and your Owners agree to provide, all customary representations, warranties and indemnities given by the seller of the assets of a business or ownership interests in an entity, as applicable, including representations and warranties regarding ownership and condition of, and title to, assets and ownership interests, liens and encumbrances on assets, validity of contracts and agreements, and the liabilities, contingent or otherwise, relating to the assets or ownership interests being purchased, and indemnities for all actions, events and conditions that existed or occurred in connection with the Restaurant or your business prior to the closing.

3. If the proposed Control Transfer involves the transfer of a Controlling Ownership Interest in you (whether directly or indirectly) or arises from your or your Owner's insolvency, bankruptcy or similar action or proceeding, then in addition to our right of first refusal under this Section 11.G with respect to the Offered Interest, we shall have the option to purchase all or any portion of the assets of your Restaurant owned by you or any of your affiliates that we then designate, including the building, equipment, fixtures, signage, furnishings, supplies, leasehold improvements and inventory of the Restaurant. We may exercise this option by delivering written notice to you at any time within the forty-five (45)-day period described in the immediately preceding paragraph. If we exercise this option, then the terms and conditions of Section 14.E shall apply to that purchase, except that, unless we and you otherwise agree in writing, the purchase price for the Purchased Assets (as defined in Section 14.E) will based on the valuations and methodologies reflected and used in the calculation of the price for the Offered Interest instead of the methodology set forth in the first sentence of Section 14.E(2).

4. If we do not exercise our right of first refusal or purchase option under this Section 11.G, then you or its Owners may complete the sale to the proposed assignee on the original offer's terms, but only if we consent to the transfer as provided in this Section 11. If you do not complete the sale to the proposed assignee (with our approval) within sixty (60) days after we notify you that we do not intend to exercise our right of first refusal, or if there is a material change in the terms of the offer (which you must tell us promptly), then we will have an additional right of first refusal or purchase option during the thirty (30)-day period following either the expiration of the sixty (60)-day

period or our receipt of notice of the material change in the offer's terms, either on the terms originally offered or the modified terms, at our option.

5. We may assign our rights under this Section 11.G to any entity (who may be our affiliate), and that entity will have all of the rights and obligations under this Section 11.G.

H. Transfer by Us. We may change our ownership or form and/or assign this Agreement and any other agreement between us and you (or any of your Owners or affiliates) without restriction. This Agreement and any other agreement will inure to the benefit of any transferee or other legal successor to our interest in it.

DISPUTE RESOLUTION

12. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the franchise, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee will not apply unless its jurisdictional requirements are met independently without reference to this Section 12.A.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business, or where the Restaurant is or was located or where the claim arose. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Injunctive Relief. You recognize that the Restaurant is one of a large number of BWW-GO Restaurants that are selling to the public similar products, and that your failure to comply with the terms of this Agreement could cause irreparable damage to us. Therefore, it is mutually agreed that in the event of a breach or threatened breach of any of the terms of this Agreement by you, we will be entitled to an injunction restraining such breach or to a decree of specific performance, without showing or proving any actual damage, together with recovery of reasonable attorneys' fees and other costs incurred in obtaining said equitable relief. The foregoing equitable remedies are in addition to, and not in lieu of, all other remedies or rights that the parties might otherwise have by virtue of any breach of this Agreement by the other party.

D. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement, any lease or sublease for the Restaurant or Authorized Location, or the business, or our relationship with you, will be entitled to recover its reasonable attorneys' fees and costs.

E. Limitation of Claims. You and your Principal Owners and guarantors may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the Restaurant, or our relationship with you, unless the claim or cause of action is commenced within one (1) year following the first act or omission giving rise to the claim or cause of action.

F. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SECTION 10.B, WE AND YOU (AND YOUR OWNERS) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR OWNERS).

DEFAULT AND TERMINATION

13. The following provisions apply with respect to default and termination:

A. Termination With No Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, and without providing you any opportunity to cure the default, if:

1. you or any of your Owners makes any material misrepresentation or omission in your franchise application or in operating the Restaurant;

2. you fail to open and begin operating the Restaurant in accordance with this Agreement on or before the Required Open Date;

3. you voluntarily abandon this Agreement, the Restaurant or the Authorized Location, or the Restaurant is not open for all required hours of operation for a period of two (2) consecutive days or five (5) or more days in any twelve (12)-month period without our prior written consent;

4. the lease for the Authorized Location terminates (regardless of the reason), you fail to timely cure a default under the lease, or you otherwise lose the right of possession of the Authorized Location, except in accordance with Section 5.E;

5. the Restaurant closes by any state or local authorities for health or public safety reasons;

6. there is any unauthorized use or disclosure of any Confidential Information in breach of this Agreement;

7. you or any of your Owners is convicted by a trial court of, or pleads no contest to, a felony, regardless of the nature of the charges;

8. you, any of your Principal Owners or any guarantor breaches any provision of this Agreement that results in any material impairment of the goodwill associated with any of the Trademarks, or takes any action that in any way infringes upon,

harms or contests our or our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks;

9. you or any of your Owners engages in any dishonest, unethical or illegal conduct which, in our opinion, adversely affects the Restaurant's reputation, the reputation of other BWW-GO Restaurants or the goodwill associated with any of the Trademarks;

10. you fail to maintain the insurance we require from time to time and/or fail to provide us with proof of such insurance as this Agreement requires;

11. you intentionally understate or underreport Gross Sales, Royalty Fees or Brand Fund contributions, or if a subsequent audit or evaluation conducted within the three (3)-year period referenced in Section 9.H reveals any understatement or a variance of these amounts by an individual or combined total of one and one-quarter percent (1.25%) or more;

12. there is any unauthorized transfer or assignment in violation of Section 11;

13. you or any of your Owners fails on three (3) or more separate occasions within any twelve (12)-consecutive month period to comply with any one or more obligations under this Agreement, whether or not any of these failures are corrected after we deliver written notice to you and whether these failures involve the same or different obligations under this Agreement;

14. you or any of your Owners fails on two (2) or more separate occasions within any six (6) consecutive month period, or on three (3) or more separate occasions within any thirty-six (36) consecutive month period, to comply with the same obligation under this Agreement, whether or not any of these failures are corrected after we deliver written notice to you;

15. any other franchise agreement or other agreement between us (or any of our affiliates) and you (or any of your Owners or affiliates) relating to a BWW-GO Restaurant, other than an Area Development Agreement, is terminated before its term expires, regardless of the reason; or

16. you or any Owner makes an assignment for the benefit of creditors or admits in writing your or its insolvency or inability to pay your or its debts generally as they become due; you or any Owner consents to the appointment of a receiver, trustee or liquidator of all or the substantial part of your or its property; the Restaurant or any of its assets is attached, seized, subjected to a writ or distress warrant, or levied upon, unless the attachment, seizure, writ, warrant or levy is vacated within thirty (30) days; or any order appointing a receiver, trustee or liquidator of you, any Owner or the Restaurant is not vacated within thirty (30) days following the order's entry.

B. Termination With Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, if:

1. you violate any health safety or sanitation law or regulation, violate any system standard as to food handling, cleanliness, health and sanitation, or operate the Restaurant in a manner that presents a health or safety hazard to your customers or to the

public (for example, improper cooking or storage procedures used for chicken wings), and do not correct the violation or failure of operation within twenty-four (24) hours after you receive written notice (either from us or from a government agency);

2. you fail to deliver any required financial or other report to us, or fail to pay us (or our affiliates) any amounts due, whether arising under this Agreement or any other agreement, and do not correct the failure within ten (10) days after we deliver written notice of that failure to you; or

3. you fail to comply with any other provision of this Agreement or any mandatory standard, specification or operating procedure and do not correct the failure within thirty (30) days after we deliver written notice of the failure to you.

C. Effect of Other Laws. The provisions of any valid, applicable law or regulation prescribing permissible grounds, cure rights or minimum periods of notice for termination of this Agreement supersede any provision of this Agreement that is less favorable to you.

D. Termination by You. You may terminate this Agreement if we breach a material provision of this Agreement, provided that: (i) you provide us with written notice of the breach that specifically identifies the grounds for the breach; and (ii) we fail to cure the breach within thirty (30) days after our receipt of that written notice. If we fail to cure the breach, the termination will be effective sixty (60) days after our receipt of your written notice of breach. Your termination of this Agreement under this Section 13.D will not release or modify your post-term obligations under Section 14 of this Agreement.

POST-TERM OBLIGATIONS

14. Upon the expiration or termination of this Agreement:

A. Payment of Amounts Owed. You must pay to us, our affiliates and all vendors and suppliers all amounts that you owe to them or us, including all damages arising from the termination of this Agreement, within ten (10) days after expiration or termination.

B. Discontinuation of Trademark Use and Deidentification. All of your rights to the use of the Trademarks and all other rights and licenses granted herein and the right and license to conduct business under the Trademarks at the Authorized Location will revert to us without further act or deed of any party.

1. You must assign to us or our designee all right, title and interest in the telephone numbers for the Restaurant and cancel or assign to us or our designee, at our option, any assumed name rights or equivalent registrations filed with authorities.

2. Beginning on the De-identification Date (defined below) or the closing of the acquisition of the Purchased Assets (defined in Section 14.E) under Section 14.E, you and your Owners shall not directly or indirectly at any time thereafter or in any manner (except in connection with other BWW-GO Restaurants or Buffalo Wild Wings® sports bars that you or they own and operate under effective franchise agreements with us): (a) identify yourself or themselves or any business as a current or former BWW-GO Restaurant or as one of our current or former franchisees or licensees; (b) use any Trademark, any colorable imitation of a Trademark, any trademark, service mark or commercial symbol that is confusingly similar to any Trademark, or any other indicia of

a BWW-GO Restaurant in any manner or for any purpose, including in or on any advertising or marketing materials, forms, or any website, Social Media or other electronic media; or (c) use for any purpose any trade dress, trade name, trademark, service mark or other commercial symbol that indicates or suggests a connection or association with us or the network of BWW-GO Restaurants.

3. Within three (3) days after the De-identification Date, you must remove and deliver to us or our designee (or, at our option, destroy) all exterior and interior signs, Local Marketing and other advertising, marketing and promotional materials, forms and other documents containing any of the Trademarks or otherwise identifying or relating to a BWW-GO Restaurant.

4. Within ten (10) days after the De-identification Date, you must make such alterations as we reasonably specify to distinguish the Authorized Location and the Restaurant clearly from their former appearance as a BWW-GO Restaurant and from other BWW-GO Restaurants so as to prevent a likelihood of confusion by the public and otherwise take the steps that we specify to de-identify the Restaurant, including permanently removing all Trademarks and Trade Dress from the Restaurant's walls and altering the Restaurant's color scheme, layout and other aspects of the Trade Dress associated with BWW-GO Restaurants.

You must provide us written evidence (including pictures, as applicable) of your compliance with this Section 14.B upon our request. If you fail to comply with any of your obligations under this Section 14.B, then, without limiting our other rights and remedies under this Agreement or applicable law, we or our designee may take any action that this Section 14.B requires on your behalf and at your expense, including by entering the Authorized Location and adjacent areas, without prior notice or liability, to remove the items and/or make the alterations that this Section 14.B requires. The "De-identification Date" means: (i) the closing date of our (or assignee's) purchase of the Purchased Assets pursuant to Section 14.E; or (ii) if that closing does not occur, the date upon which the option under Section 14.E expires or the date upon which we provide you written notice of our decision not to exercise that option, whichever occurs first. If we or our assignee acquires the Purchased Assets under Section 14.E, then your obligations under Sections 14.B(3) and (4) will be void and of no force or effect.

C. Return of Confidential Information. You must immediately cease all use of and return to us (at your expense) all copies of the manuals, product preparation materials and other Confidential Information (including all Customer Data) then in your possession or control or previously disseminated to your employees and continue to comply with the confidentiality provisions of Section 6.J.

D. Noncompete Covenants. You (and all Restricted Persons) must immediately comply with the post-term noncompete obligations under Section 10.D.

E. Purchase Option. We have the option, exercisable by giving you written notice within thirty (30) days after the date of termination or expiration (the "Exercise Notice"), to purchase all or any portion of the assets of your Restaurant owned by you or any of your affiliates that we then designate, including the building, equipment, fixtures, signage, furnishings, supplies, leasehold improvements and inventory of the Restaurant (the assets we elect to purchase are called the "Purchased Assets"), in accordance with this Section 14.E. You agree to provide us the financial statements and other information we reasonably require, and to allow us to inspect the Restaurant and its assets, to determine whether to exercise our option under this Section 14.E.

1. Real Property Interest. If you or your affiliate owns the Authorized Location, we may elect to include a fee simple interest in the Authorized Location as part of the Purchased Assets or, at our option, lease the Authorized Location from you or that affiliate for an initial five (5)-year term with one (1) renewal term of five (5) years (at our option) on commercially reasonable terms. You (and your Principal Owners) agree to cause your affiliate to comply with these requirements. If you lease the Authorized Location from an unaffiliated lessor, you agree (at our option) to assign the lease to us or to enter into a sublease for the remainder of the lease term on the same terms (including renewal options) as the lease, although we will not assume any past due obligations.

2. Price and Appraisal. The purchase price for the Purchased Assets (the "Purchase Price") will be their fair market value for use in the operation of a Competitive Business at a location other than the Authorized Location, but not BWW-GO Restaurant as a going concern, because you would no longer have the right to operate the Restaurant as a BWW-GO Restaurant under this Agreement after this Agreement terminates or expires. The Purchase Price also will not include any value for any rights granted by this Agreement, goodwill attributable to the Trademarks, our brand image or Trade Dress, any Confidential Information or our other intellectual property rights, or participation in the network of BWW-GO Restaurants. If we and you cannot agree on the Purchase Price for the Purchased Assets, it will be determined by three (3) independent appraisers, each of whom in doing so will be bound by the criteria specified in this Section 14.E(2) (or Section 11.G(3), as applicable). We will appoint one appraiser, you will appoint one appraiser, and these two appraisers will appoint the third appraiser. We and you each agree to appoint the respective appraisers within fifteen (15) days after we deliver the Exercise Notice (if we and you have not agreed on the Purchase Price before then), and the two appraisers so chosen must appoint the third appraiser within ten (10) days after the last of them is appointed. If either we or you do not appoint the respective appraiser by that deadline, then the other party's appointed appraiser shall be the sole appraiser to determine the Purchase Price under this Subsection (2). We and you each will bear the costs of our and your own appointed appraiser and share equally the fees and expenses of the third appraiser. Within thirty (30) days after we deliver the Exercise Notice, each party shall submit its respective calculation of the Purchase Price to the appraisers in such detail as the appraisers request and according to the criteria specified in Subsection (2) (or Section 11.G(3), as applicable). Within ten (10) days after receiving both calculations, the appraisers shall determine, by a majority vote, and notify us and you which of the calculations is the most correct. The appraisers must choose either our or your calculation and may not develop their own fair market value calculation. The appraisers' choice shall be the Purchase Price.

3. Restaurant Management. While we are deciding whether to exercise our option under this Section 14.E, and, if we do exercise that option, during the period beginning with our delivery of the Exercise Notice and continuing through the closing of the purchase, you must continue to operate the Restaurant according to this Agreement. However, we may, at any time during that period, enter the Authorized Location and assume the management of the Restaurant ourselves or appoint a third party (who may be our affiliate) to manage the Restaurant. All funds from the operation of the Restaurant while we or our appointee manage it will be kept in a separate account, and all of the expenses of the Restaurant will be charged to that account. We or its appointee may charge you (in addition to the amounts due under this Agreement) a management fee equal to three percent (3%) of the Restaurant's Gross Sales during the period of management,

plus any direct costs and expenses associated with the management. We or our appointee has a duty to utilize only reasonable efforts and will not be liable to you for any debts, losses or obligations the Restaurant incurs, or to any of your creditors for any products or services the Restaurant purchases, while managing it. You may not take any action or fail to take any action that would interfere with our or our appointee's exclusive right to manage the Restaurant.

4. Closing. We will pay the Purchase Price at the closing, which will take place within sixty (60) days after the Purchase Price is determined. We may set off against the Purchase Price, and reduce the Purchase Price by, any and all amounts you owe us or our affiliates, any liabilities that we (at our option) choose to assume, and any amounts that must be paid to lenders or other parties to obtain clear title to the Purchased Assets. We may (at our option) prepare the purchase agreement and related documents for the transaction. Under that purchase agreement we must receive, and you and your Owners agree to provide, all customary representations, warranties and indemnities given by the seller of the assets of a business or ownership interests in an entity, as applicable, including representations and warranties regarding ownership and condition of, and title to, assets and ownership interests, liens and encumbrances on assets, validity of contracts and agreements, and the liabilities, contingent or otherwise, relating to the assets or ownership interests being purchased, and indemnities for all actions, events and conditions that existed or occurred in connection with the Restaurant or your business prior to the closing.

5. Assignment. We may assign our rights under this Section 14.E to any entity (who may be our affiliate), and that entity will have all of the rights and obligations under this Section 14.E.

F. Restriction on Sale of Authorized Location. For two (2) years beginning on the effective date of expiration or termination, you agree that neither you nor any of your Owners or affiliates will engage in any transfer, lease/sublease or other transaction the result of which is that a Competitive Business (other than a BWW-GO Restaurant under an effective agreement with us) is operated at the Authorized Location, including by any unaffiliated third party. You agree to obtain (and/or to cause your Owners or affiliates to obtain) an agreement from any subtenant, transferee or other party occupying the Authorized Location pursuant to or as a result of any arrangement with you (or you Owner or affiliate), which is expressly enforceable by us as a third party beneficiary, that the Authorized Location will not be operated as a Competitive Business during such period.

G. Survival. All of our and your (and your Owners') obligations under this Agreement which expressly or by their nature survive this Agreement's expiration or termination will continue in full force and effect subsequent to and notwithstanding its expiration or termination and until these obligations are satisfied in full or by their nature expire.

GENERAL PROVISIONS

15. The parties agree to the following provisions:

A. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses.

If any covenant which restricts competitive activity is deemed unenforceable by virtue of its scope in terms of area, business activity prohibited, and/or length of time, but would be enforceable if modified, we and you agree that the covenant will be enforced to the fullest extent permissible under the laws and public policies applied in the jurisdiction whose law determines the covenant's validity. We and you agree to be bound by any promise or covenant imposing the maximum duty the law permits which is subsumed within any provision of this Agreement, as though it were separately articulated in and made a part of this Agreement. It is the intent and expectation of each of the parties that each provision of this Agreement will be honored, carried out and enforced as written. Consequently, each of the parties agrees that any provision of this Agreement sought to be enforced in any proceeding must, at the election of the party seeking enforcement and notwithstanding the availability of an adequate remedy at law, be enforced by specific performance or any other equitable remedy.

B. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify Appendices and/or standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the Restaurant. Any policies that we adopt and implement from time to time to guide us in our decision-making are subject to change, are not a part of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your Restaurant. There are no representations or warranties of any kind, express or implied, except as contained herein and in the aforesaid application. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

C. Acknowledgements. Prior to the execution of this Agreement, you have had ample opportunity to contact existing franchisees of BWW-GO and to investigate all aspects of the BWW-GO Restaurant opportunity. Franchisee has conducted an independent investigation of the business contemplated by this Agreement and recognizes that it involves substantial business risks making the success of the venture largely dependent upon the personal efforts of you and your management and employees. Except as set forth in the Franchise Disclosure Document, you have not received from us or our affiliates any express or implied warranty or guaranty regarding the potential sales, income, profits, or success of the business venture contemplated by this Agreement.

D. Notices. Except as otherwise provided in this Agreement (including with respect to updates to the manuals and as otherwise set forth in the manuals), any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328; or

2. If intended for you, addressed to you at the address listed on the cover page to this Agreement or at the Authorized Location;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this Section 15.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder will be valid only if in writing executed by the Control Person or, if on behalf of us, in writing executed by our President or one of our authorized Vice Presidents.

F. References. If the franchisee is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to Sections and Appendices shall mean the applicable Section of or Appendix to this Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Successors/Assigns. Subject to the terms of Section 11 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

H. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or BWW-GO Restaurants generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or BWW-GO Restaurants include enhancing the value of the Trademarks, improving customer service and satisfaction, improving product quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or BWW-GO Restaurants.

I. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other.

Neither party may obligate the other nor represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence. Without limiting the generality of the foregoing, we shall have no liability in connection with or related to the products or services rendered to you by any third party, even if we required, approved or consented to the product or service or designated or approved the supplier.

J. Force Majeure. Any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy, supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or payment of Royalty Fees, Brand Fund contributions and other amounts due thereafter.

K. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly, we have the right to vary the Menu Items and other standards, specifications, and requirements for any BWW-GO Restaurants or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such restaurant, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other BWW-GO Restaurant.

L. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorneys or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

M. Representations and Warranties. To induce us to sign this Agreement and grant you the rights under this Agreement, you represent, warrant and acknowledge that:

1. neither you nor any of your Owners, nor any of your or their property or interests, is subject to being blocked under, and you and your Owners are otherwise in full compliance with, all laws, ordinances and regulations, including Executive Order 13224 issued by the President of the United States, the USA PATRIOT Act, and any other federal, state, or local law, ordinance, regulation, policy, list or other requirement of any governmental authority addressing or in any way relating to terrorist acts or acts of war;

2. you have independently investigated and evaluated the opportunity of investing in the restaurant industry generally and specifically the BWW-GO Restaurant franchise opportunity, including the current and potential market conditions and

competitive factors and risks, and recognize that, like any other business, the nature of a BWW-GO Restaurant's business will evolve and change over time;

3. the Buffalo Wild Wings GO® brand and concept were launched in May 2020, there are few BWW-GO Restaurants operating as of the Effective Date, and there is no guarantee or assurance that the Buffalo Wild Wings GO® brand and concept will be successful in the marketplace or that we will not make significant modifications to the System, brand and concept as they are further developed; and

4. you, or your parent or one of your affiliates, is an entity that has been in business for at least five (5) years and has a net worth of at least $6,165,500.

N. No Waiver or Disclaimer of Reliance in Certain States. The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

No statement, questionnaire or acknowledgment signed or agreed by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

I**N WITNESS WHEREOF**, the parties have executed this Franchise Agreement on the dates written below.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:____________________________ Name:__________________________ Title:___________________________	By:______________________________ Name:____________________________ Title:_____________________________
Date:___________________________	Date:_____________________________

APPENDIX A TO THE FRANCHISE AGREEMENT

OWNERSHIP AND MANAGEMENT APPENDIX

1. Control Person. You represent and warrant to us that the following person, and only the following person, is the Control Person as of the effective date of this Appendix:

NAME	TITLE	ADDRESS

2. Principal Owner. The following person(s) are the Principal Owners as of the effective date of this Appendix:

NAME	TITLE	ADDRESS

3. Ownership. You represent and warrant to us that the following person(s) and entities, and only the following person(s) and entities, have ownership or other equity interests in the franchisee entity (whether directly or indirectly) as of the effective date of this Appendix:

NAME	HOME ADDRESS	PERCENTAGE OF INTEREST

4. Date. This Appendix is effective as of _________________, 202__.

____
Our Initials

____
Your Initials

APPENDIX B TO THE FRANCHISE AGREEMENT

PRINCIPAL TERMS APPENDIX

1. Authorized Location. The Authorized Location for your BWW-GO Restaurant is ____.

2. Designated Area. The Designated Area is defined as follows: ______________________ ____. The Designated Area may also be defined in the map attached to this Appendix B. If there is an inconsistency between the attached map and this paragraph 2, then this paragraph 2 shall control.

3. Required Open Date. The Required Open Date is ____________________, 202__.

4. Term and Expiration Date. In accordance with subparagraph 4.A, this Agreement will expire (select one):

_____ Ten (10) years after the Restaurant opens for business

_____ Twenty (20) years after the Restaurant opens for business

The Franchise Agreement will expire on _________, 20___, unless sooner terminated in accordance with the terms of the Franchise Agreement.

5. Initial Franchise Fee. The Initial Franchise Fee is (select one):

_____ $30,000 (applies if the term of the Franchise Agreement is ten (10) years)

_____ $45,000 (applies if the term of the Franchise Agreement is twenty (20) years)

If you are signing this Franchise Agreement under the terms of an Area Development Agreement, then we will apply $15,000 of the Development Fee that you (or your affiliate) paid under the Area Development Agreement that covers this Agreement towards that Initial Franchise Fee.

6. Royalty Fee. The Royalty Fee is six percent (6%) of the Restaurant's Gross Sales.

______________ ______________

Our Initials Your Initials

APPENDIX C TO THE FRANCHISE AGREEMENT

GUARANTY AND ASSUMPTION OF OBLIGATIONS

THIS GUARANTY AND ASSUMPTION OF OBLIGATIONS is given this ____day of __________________, 20___, by each of the undersigned parties.

A. In consideration of, and as an inducement to, the execution of that certain Franchise Agreement (together with all amendments or modifications, the "Agreement") on this date by **Buffalo Wild Wings International, Inc.** ("BWW"), each of the undersigned unconditionally (a) guarantees to BWW and its successors and assigns, for the term of the Agreement (including extensions) and afterward as provided in the Agreement, that _____________________________ ("Franchisee") will punctually pay and perform each and every undertaking, agreement, and covenant set forth in the Agreement; and (b) agrees to be bound by, and liable for the breach of, each and every provision in the Agreement, both monetary obligations and obligations to take or refrain from taking specific actions or to engage or refrain from engaging in specific activities, including, without limitation, the arbitration, non-competition, confidentiality, and transfer requirements.

B. Each of the undersigned acknowledges that (a) he, she or it is either an owner (whether direct or indirect) of Franchisee or otherwise has a direct or indirect relationship with Franchisee or its affiliates; (b) he, she or it will benefit significantly from BWW's entering into the Agreement with Franchisee; and (c) BWW would not enter into the Agreement unless each of the undersigned agrees to sign and comply with the terms of this Guaranty.

C. Each of the undersigned consents and agrees that: (a) his, her or its direct and immediate liability under this Guaranty will be joint and several, both with Franchisee and among other guarantors; (b) he, she or it will render any payment or performance required under the Agreement upon demand if Franchisee fails or refuses punctually to do so; (c) this liability will not be contingent or conditioned upon BWW's pursuit of any remedies against Franchisee or any other person or entity; (d) this liability will not be diminished, relieved, or otherwise affected by any extension of time, credit, or other indulgence which BWW may from time to time grant to Franchisee or to any other person or entity, including, without limitation, the acceptance of any partial payment or performance or the compromise or release of any claims (including, without limitation, the release of other guarantors), none of which will in any way modify or amend this Guaranty, which will be continuing and irrevocable during the term of the Agreement (including extensions), for so long as any performance is or might be owed under the Agreement by Franchisee or any of its owners or guarantors, and for so long as BWW has any cause of action against Franchisee or any of its owners or guarantors; and (e) this Guaranty will continue in full force and effect for (and as to) any extension or modification of the Agreement, and despite the transfer of any direct or indirect interest in the Agreement or Franchisee, and each of the undersigned waives notice of any and all renewals, extensions, modifications, amendments, or transfers.

D. Each of the undersigned waives: (a) all rights to payments and claims for reimbursement or subrogation that any of the undersigned may have against Franchisee arising as a result of the undersigned's execution of and performance under this Guaranty, for the express purpose that none of the undersigned shall be deemed a "creditor" of Franchisee under any applicable bankruptcy law with respect to Franchisee's obligations to BWW; (b) all rights to require BWW to proceed against Franchisee for any payment required under the Agreement, proceed against or exhaust any security from Franchisee, take any action to assist any of the undersigned in seeking reimbursement or subrogation in connection with this Guaranty or pursue, enforce or exhaust any remedy, including any legal or equitable relief, against Franchisee; (c) any benefit of, or any right to participate in, any security now or hereafter held by BWW; and (d) acceptance and notice of acceptance by BWW of his, her or its undertakings under this Guaranty,

all presentments, demands and notices of demand for payment of any indebtedness or non-performance of any obligations hereby guaranteed, protest, notices of dishonor, notices of default to any party with respect to the indebtedness or nonperformance of any obligations hereby guaranteed, and any other notices and legal or equitable defenses to which he, she or it may be entitled. BWW shall have no present or future duty or obligation to the undersigned under this Guaranty, and each of the undersigned waives any right to claim or assert any such duty or obligation, to discover or disclose to the undersigned any information, financial or otherwise, concerning Franchisee, any other guarantor, or any collateral securing any obligations of Franchisee to BWW. Without affecting the obligations of the undersigned under this Guaranty, BWW may, without notice to the undersigned, extend, modify, supplement, waive strict compliance with, or release all or any provisions of the Agreement or any indebtedness or obligation of Franchisee, or settle, adjust, release, or compromise any claims against Franchisee or any other guarantor, make advances for the purpose of performing any obligations of Franchisee under the Agreement, and/or assign the Agreement or the right to receive any sum payable under the Agreement, and the undersigned each hereby jointly and severally waive notice of same. The undersigned expressly acknowledge that the obligations hereunder survive the expiration or termination of the Agreement.

E. In addition, the undersigned each waive any defense arising by reason of any of the following: (a) any disability, counterclaim, right of set-off or other defense of Franchisee, (b) any lack of authority of Franchisee with respect to the Agreement, (c) the cessation from any cause whatsoever of the liability of Franchisee, (d) any circumstance whereby the Agreement shall be void or voidable as against Franchisee or any of its creditors, including a trustee in bankruptcy of Franchisee, by reason of any fact or circumstance, (e) any event or circumstance that might otherwise constitute a legal or equitable discharge of the undersigned's obligations hereunder, except that the undersigned do not waive any defense arising from the due performance by Franchisee of the terms and conditions of the Agreement, (f) any right or claim of right to cause a marshaling of the assets of Franchisee or any other guarantor, and (g) any act or omission of Franchisee.

F. If BWW is required to enforce this Guaranty in a judicial proceeding, and prevails in such proceeding, BWW shall be entitled to reimbursement of its costs and expenses, including, but not limited to, reasonable accountants', attorneys', attorneys' assistants', and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses, whether incurred prior to, in preparation for, or in contemplation of the filing of any such proceeding. If BWW is required to engage legal counsel in connection with any failure by the undersigned to comply with this Guaranty, the undersigned shall reimburse BWW for any of the above-listed costs and expenses it incurs.

G. Each of the undersigned agrees that all actions arising under this Guaranty or the Agreement, or otherwise as a result of the relationship between BWW and the undersigned, must be brought exclusively in the federal or state court of general jurisdiction located closest to our then current principal office at the time that the action is brought. Each of the undersigned irrevocably submits to the jurisdiction of those courts and waives any objection he, she or it might have to either the jurisdiction of or venue in those courts. Nonetheless, each of the undersigned agrees that BWW may enforce this Guaranty and any arbitration orders and awards in the courts of the state or states in which he, she or it is domiciled or has assets. **EACH OF THE UNDERSIGNED IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, ARISING UNDER OR RELATING TO THIS GUARANTY OR ITS ENFORCEMENT**.

IN WITNESS WHEREOF, each of the undersigned has affixed his or her signature on the same day and year as the Agreement was executed.

GUARANTOR(S)

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

APPENDIX D TO THE FRANCHISE AGREEMENT

LEASE ADDENDUM

This Addendum to Lease ("Addendum"), dated ______________, 20___, is entered into between __________________("Landlord"), and _______________________("Tenant").

RECITALS

A. The parties have entered into a Lease Agreement, dated _________, 20__, (the "Lease") pertaining to the premises located at _______________________________________ (the "Premises").

B. Landlord acknowledges that Tenant has agreed to operate a Restaurant at the Premises pursuant to Tenant's Franchise Agreement (the "Franchise Agreement") with Buffalo Wild Wings International, Inc. ("BWW") under the name "Buffalo Wild Wings GO" or other name designated by BWW (the "Restaurant").

C. The parties desire to amend the Lease in accordance with the terms and conditions contained in this Addendum to provide BWW the opportunity to preserve the Premises as a BWW branded restaurant as provided herein.

AGREEMENT

Landlord and Tenant agree to amend the Lease as follows:

1. Remodeling and Decor. Landlord agrees that Tenant has the right to remodel, equip, paint and decorate the interior of the Premises and to display such proprietary marks and signs on the interior and exterior of the Premises as Tenant is reasonably required to do pursuant to the Franchise Agreement and any successor Franchise Agreement under which Tenant may operate a Restaurant on the Premises. Any remodel of the building and/or its signs shall be subject to Landlord's prior and reasonable approval.

2. Assignment by Tenant.

(a) Tenant does not have the right to sublease or assign the Lease to any third party without BWW's (and, to the extent required under the Lease and subject to the provisions of this Addendum, Landlord's) written approval.

(b) So long as Tenant is in not in default under the Lease beyond any applicable notice and cure periods (as they may be extended with respect to BWW pursuant to Section 3(a) below), Tenant has the right to assign all of its right, title and interest in the Lease to BWW, its affiliates or its parent company, during the term of the Lease, including any extensions or renewals, without first obtaining Landlord's consent. No assignment will be effective, however, until BWW or its designated affiliate (the "BWW Entity") gives Landlord written notice of its acceptance of the assignment. The BWW Entity will be responsible only for the Lease obligations and liabilities incurred after the effective date of the assignment and only until such time as the Lease is further assigned pursuant to Section 2(c).

(c) If the BWW Entity elects to assume the Lease, under this Section 2 or unilaterally assumes the lease as provided for in Section 3(a) or 4, Landlord and Tenant agree that (i) Tenant will remain liable for the responsibilities and obligations, including amounts owed to Landlord, prior to the date of assignment and assumption, and (ii) the BWW Entity will

have the right to assign or sublease the Premises to another franchisee with Landlord's prior reasonable approval (not to be unreasonably withheld, conditioned or delayed), provided the franchisee meets BWW's then current standards and requirements for franchisees and agrees to operate the Restaurant as a BWW-GO Restaurant pursuant to a Franchise Agreement with BWW. Upon receipt by Landlord of an assumption agreement pursuant to which the assignee agrees to assume the Lease and to observe the terms, conditions and agreements on the part of Tenant to be performed under the Lease, the applicable BWW Entity shall thereupon be released from all liability as tenant under the Lease from and after the date of assignment, without any need of a written acknowledgment of such release by Landlord.

3. Default and Notice.

(a) Landlord shall send BWW copies of all notices of default it gives to Tenant concurrently with giving such notices to Tenant. If Tenant fails to cure any defaults within the period specified in the Lease, Landlord shall promptly give BWW written notice thereof, specifying the defaults Tenant failed to cure. BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume the Lease if Tenant fails to cure. BWW shall have 15 days from the date BWW receives such notice to exercise, by written notice to Landlord and Tenant, its right for BWW or a BWW Entity to assume the Lease. BWW or the BWW Entity shall have an additional 15 days from the expiration of Tenant's cure period in which to cure the default or violation.

(b) All notices to BWW must be sent by registered or certified mail, postage prepaid, to the following address:

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328
Attention: General Counsel

BWW may change its address for receiving notices by giving Landlord written notice of the new address. Landlord agrees that it will notify both Tenant and BWW of any change in Landlord's mailing address to which notices should be sent.

4. Termination, Non-Renewal, Expiration.

(a) If the Franchise Agreement is terminated for any reason during the term of the Lease or any extension thereof, BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume the Lease by giving Landlord written notice. Within 30 days after receipt of such notice, Landlord shall give BWW written notice specifying any defaults of Tenant under the Lease.

(b) If the Lease contains term renewals or extension(s) and if Tenant allows the term to expire without exercising said right(s), Landlord shall give BWW written notice thereof, and a BWW (directly or through any affiliate) shall have the option, for thirty (30) days after receipt of said notice, to exercise the Tenant's renewal or extension right(s) on the same terms and conditions as are contained in the Lease. If a BWW Entity elects to exercise such rights(s), it shall so notify Landlord in writing, whereupon Landlord and BWW Entity shall execute and deliver an agreement whereby the BWW Entity assumes the Lease effective at the commencement of the extension or renewal term.

5. Access to Premises Following Expiration or Termination of Lease. Upon the expiration or termination of the Lease, Landlord will cooperate with and assist the BWW Entity in gaining possession of the Premises and if a BWW Entity does not elect to enter into a new lease for the Premises with Landlord on terms reasonably acceptable to the BWW Entity, Landlord will allow BWW to enter the Premises, without being guilty of trespass and without incurring any liability to Landlord, except for any damages caused by BWW's willful misconduct or gross negligence, to remove all signs, awnings, and all other items identifying the Premises as a BWW-GO RESTAURANT and to make such other modifications (such as repainting) as are reasonably necessary to protect the BUFFALO WILD WINGS® or BUFFALO WILD WINGS GO® marks and system. In the event BWW (directly or through any affiliate) exercises its option to purchase assets of Tenant, Landlord must permit BWW or its affiliate to remove all such assets being purchased.

6. Additional Provisions.

   (a) Landlord hereby acknowledges that the provisions of this Addendum are required pursuant to the Franchise Agreement under which Tenant plans to operate its business and the Tenant would not lease the Premises without this Addendum.

   (b) Landlord further acknowledges that Tenant is not an agent or employee of BWW and the Tenant has no authority or power to act for, or to create any liability on behalf of, or to in any way bind BWW or any affiliate of BWW, and that Landlord has entered into this Addendum with full understanding that it creates no duties, obligations or liabilities of or against BWW or any affiliate of BWW, unless and until the Lease is assigned to, and accepted in writing by, BWW or its parent company.

   (c) The BWW Entity may elect not to assume or be bound by the terms of any amendment to the Lease executed by Tenant without obtaining BWW's prior written approval, which shall not be unreasonably withheld or delayed.

7. Modification. No amendment or variation of the terms of this Addendum is valid unless made in writing and signed by Landlord, Tenant and the parties and BWW.

8. Reaffirmation of Lease. Except as amended or modified in this Addendum, all of the terms, conditions and covenants of the Lease remain in full force and effect and are incorporated by reference and made a part of this Addendum as though copied herein in full. In the event of any conflict between the terms of this Addendum and those in the Lease, the terms of this Addendum shall control.

9. Beneficiary. Landlord and Tenant expressly agree that BWW is a third party beneficiary of this Addendum with independent enforcement rights.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the dates written below.

TENANT:	LANDLORD:
______________________________	______________________________
By:____________________________	By:____________________________
Its:___________________________	Its:___________________________

EXHIBIT C-1

INCENTIVE AMENDMENT TO THE FRANCHISE AGREEMENT

2024 INCENTIVES AMENDMENT
TO THE BUFFALO WILD WINGS GO®
FRANCHISE AGREEMENT

This Incentives Amendment to the Franchise Agreement (the "Amendment") is made and entered into on ____________________ (the "Effective Date"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("we," "us," or "our") and ______________________ ("you" or "your").

BACKGROUND

A. [*Note: Only include this recital if the parties have signed an Area Development Agreement to develop five or more new BWW-GO Restaurants*] We and you or your affiliate signed that certain Area Development Agreement dated _________ (the "**ADA**"), pursuant to which you or your affiliate agreed to develop and sign franchise agreements to operate five or more new BWW-GO Restaurants identified on Appendix D to the ADA within the Development Territory described in Appendix C to the ADA.

B. We and you signed that certain Franchise Agreement dated as of the date hereof (the "Franchise Agreement"), pursuant to which you shall operate a BWW-GO Restaurant located at _________________________________ (the "Restaurant"). Unless otherwise specified, all initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Franchise Agreement.

B. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under the Franchise Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Franchise Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Initial Franchise Fee**. Notwithstanding anything to this contrary in the Franchise Agreement, we will credit you all or a portion of the initial franchise fee you pay towards your Royalties once the Restaurant opens if you qualify for one of the incentives set forth below:

a. New Restaurant Opening Incentive Program. Under our "New Restaurant Opening" or "NRO" incentive program, if (i) when you open the Restaurant, you and your affiliates are in substantial compliance with the Franchise Agreement and each other agreement between us and you or your affiliates, including the ADA, (ii) (i) you open and begin operating the Restaurant in compliance with the Franchise Agreement (including, but not limited to, Sections 5.A, 5.B, 5.C, 5.F, 6.A, 6.B, 6.C, 6.D, 6.F, and 9.G of the Franchise Agreement) and, if applicable, the ADA, on or before the Required Open Date, (iii) you provide to us a report identifying the amounts that you spend in various categories relating to the development and opening of the Restaurant in accordance with Section 5.B of the Franchise Agreement, and (iii) you build the Restaurant in the design, to the specifications, and at the Authorized Location approved by us in accordance with Sections 2.A and 5.B of the Franchise Agreement, then we agree to credit an amount equal to the initial franchise fee you paid under the Franchise Agreement plus the portion of the development fee that we credit towards that initial franchise fee, up to $30,000, towards the Royalty Fees owed under the Franchise Agreement (the "IFF Credit"). If you fail to satisfy any of the conditions listed in (i) through (iv)

above, the New Restaurant Opening incentive program, including the IFF Credit and the reduced Royalty Fee set forth below, will not apply to the Restaurant.

2. **Temporarily Reduced Royalty Fees**. Notwithstanding Section 9.B of the Franchise Agreement, if you qualify for the New Restaurant Opening incentive program, then in addition to the benefits described above, the Royalty Fee will be amended as set forth below:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	3%
Year 3	5%
Year 4 through remainder of the term	6%

3. **Early Opening Incentive**. If you meet the requirements of the New Restaurant Opening incentive program set forth above and you open and begin operating the Restaurant in accordance with the Franchise Agreement before the Required Open Date, then the Royalty Fee will be zero percent (0%) from the date you open the Restaurant until the Required Open Date (not to exceed twelve (12) months), and then the applicable royalty rate shall apply. If you open the Restaurant on or after the Required Open Date, the Early Opening Incentive described in this Section will not apply to the Restaurant.

4. **VetFran Program**. [*Note: Only include this provision if the Franchisee or its owner(s) qualify for the VetFran Incentive, and this Franchise Agreement is signed in connection with the development and operation of the franchisees first through tenth Franchise Agreement.*] If (a) you are a veteran or returning service member who has not previously signed, or had an affiliate that signed, an area development agreement or franchise agreement (except for the ADA and any franchise agreement signed under the ADA) with us and who qualifies and signs a Franchise Agreement to develop one BWW-GO Restaurant, (b) you open and begin operating the Restaurant in compliance with the Franchise Agreement (including, but not limited to, Sections 5.A, 5.B, 5.C, 5.F, 6.A, 6.B, 6.C, 6.D, 6.F, and 9.G of the Franchise Agreement) and the ADA on or before the Required Open Date, (c) you provide to us a report identifying the amounts that you spend in various categories relating to the development and opening of the Restaurant in accordance with Section 5.B of the Franchise Agreement, and (d) you build the Restaurant in the design, to the specifications, and at the Authorized Location approved by us in accordance with Sections 2.A and 5.B of the Franchise Agreement, then, in addition to the above provisions, we agree to credit an amount equal to $10,000 towards the Royalty Fees owed under the Franchise Agreement. If you fail to satisfy any of the conditions listed in (a) through (d) above, the VetFran incentive program described in this Section will not apply to the Restaurant.

5. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Franchise Agreement. If there is an inconsistency between this Amendment and the Franchise Agreement, the terms of this Amendment shall control. This Amendment, together with the Franchise Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Franchise Agreement will remain in full force and effect as originally written and signed.

[*signature page to follow*]

IN WITNESS WHEREOF, the parties have executed this Amendment as of the Effective Date.

YOU:

____

By:________________________________
Name:______________________________
Title:_______________________________

US:

BUFFALO WILD WINGS
INTERNATIONAL, INC.

By:________________________________
Name:______________________________
Title:_______________________________

EXHIBIT C-2

NON-TRADITIONAL RIDER TO THE FRANCHISE AGREEMENT

NON-TRADITIONAL RIDER
TO BUFFALO WILD WINGS GO® RESTAURANT
FRANCHISE AGREEMENT

THIS NON-TRADITIONAL RIDER TO FRANCHISE AGREEMENT (the "Rider") is made and entered into by and between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us"), and ____, a(n) ____ whose principal business address is ____ ("you").

1. Preambles and Acknowledgments. Simultaneously with signing this Rider, we and you are signing a Franchise Agreement (the "Franchise Agreement") to govern your development and operation of the Restaurant at the Authorized Location. All initial capitalized terms used but not defined in this Rider have the meanings given to those terms in the Franchise Agreement. We and you are signing this Rider to modify certain provisions of the Franchise Agreement to recognize that the Restaurant will be located within _________________ (for purposes of this Rider and in the Franchise Agreement, the "Facility"), which is a Non-Traditional Location (defined below), and to accommodate certain requests you have made as a result of that location. "Non-Traditional Location," in this Rider and in the Franchise Agreement, means any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

2. Nonexclusivity and Reservation of Rights. Subparagraph 2.B of the Franchise Agreement is deleted. Subparagraph 2.C of the Franchise Agreement is deleted and replaced with the following:

> Your rights under this Agreement are limited to the right to develop and operate one Restaurant at the Authorized Location and do not include (i) any right to sell Menu Items or any other products, whether identified by the Trademarks or other trademarks, at or from any location other than the Authorized Location or through any other channels or methods of distribution, or (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution.
>
> We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement and shall at all times have the right

to engage in any activities we or they deem appropriate that are not expressly prohibited by this Agreement. By way of example and without limitation, this includes:

1. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, BWW-GO Restaurants at any locations, including at any Non-Traditional Locations;

2. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, restaurants and other foodservice establishments (including Buffalo Wild Wings® sports bars) or any similar or dissimilar businesses that either are not primarily identified by the Buffalo Wild Wings GO® Trademark or do not operate under the System at any locations;

3. all rights relating directly or indirectly to the Trademarks, and all Menu Items and other products and services associated with any of the Trademarks, in connection with any methods of distribution, except as specifically set forth in Section 2.B. This includes providing, and granting rights to others to provide (except as specifically set forth in Section 2.B), products and services that are similar or dissimilar to, or competitive with, any Menu Items and other products and services provided at BWW-GO Restaurants, whether identified by the Trademarks or other trademarks or service marks, regardless of the method of distribution and at any area or location, including providing, and granting others the right to provide: (a) through other BWW-GO Restaurants, Buffalo Wild Wings® sports bars, and/or other methods of distribution, catering and delivery services for Menu Items and other products and services regardless of location, and (b) any frozen items, pre-packaged items or other products or services associated with BWW-GO Restaurants (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any channels of distribution such as grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing sites and office buildings), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce); and

4. acquiring the assets or ownership interests of, or being acquired (regardless of the form of transaction) by, a one or more businesses providing products and services similar or dissimilar to those provided at BWW-GO Restaurants, and franchising, licensing or creating other arrangements with respect to these businesses once acquired, wherever these businesses (or the franchisees or licensees of these businesses) are located or operating.

3. Term. Subparagraph 4.A of the Franchise Agreement is deleted and replaced with the following:

> The initial term of this Agreement commences on the Effective Date (as defined in paragraph 15.N) and expires on the earlier of (i) 10 years after the Restaurant opens for business or (ii) _________ [*date when Facility contract term expires*], unless this Agreement is sooner terminated in accordance with paragraph 13.

4. Renewal Term and Conditions of Renewal. Subparagraph 4.B of the Franchise Agreement is deleted and replaced with the following:

> You may renew your license to operate the Restaurant as a BWW-GO Restaurant for one renewal term of the lesser of 10 years or the remaining term of your Facility contract, provided that: (i) you have given us written notice of your decision to renew at least 6 months but not more than 12 months prior to the end of the expiring term; (ii) you sign our then-current form of franchise agreement and related documents (modified to reflect that the agreement relates to the grant of a renewal franchise at a Non-Traditional Location), the terms of which may differ materially from those in this Agreement, including higher fees; (iii) you have complied with our then-current requirements for modernization of the Restaurant and/or replacement of the building, premises, Trade Dress, equipment and grounds as may be necessary for your Restaurant to conform to the standards then applicable to new BWW-GO Restaurants, regardless of the cost of such modernizations and/or replacements; (iv) you are not in default of this Agreement or any other agreement pertaining to the Restaurant, have satisfied all monetary and other material obligations on a timely basis during the initial term of this Agreement, and are then otherwise in good standing; (v) you comply with our then-current training requirements; (vi) you pay us, at time you sign the new franchise agreement, a renewal fee in the amount equal to fifty percent (50%) of the initial franchise fee that we are then charging new franchisees developing new BWW-GO Restaurants for each full or partial year of the renewal term; and (viii) you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates.

5. Lease. Subparagraph 5.A of the Franchise Agreement is deleted and replaced with the following:

> Restaurant Facility; Lease or Purchase Contract. You may not use the Restaurant premises or Authorized Location for any purpose other than the operation of a BWW-GO Restaurant during the term of this Agreement.

6. Relocation and Casualty. Subparagraph 5.E of the Franchise Agreement is deleted.

7. Period of Operation. We recognize and acknowledge that the Restaurant will operate at a Non-Traditional Location and will be required to be open and operating on those days

and during those hours that the Non-Traditional Location may set from time to time. Therefore, the first sentence of subparagraph 6.H of the Franchise Agreement is deleted.

8. Catering and Delivery Service. Since the Authorized Location of the Restaurant is located at or within a Non-Traditional Location, notwithstanding subparagraph 6.K of the Franchise Agreement, you shall not be required nor permitted to offer catering or delivery services from the Restaurant unless we otherwise specify in writing.

9. Advertising Fee. The first paragraph in subparagraph 8.A of the Franchise Agreement is deleted and replaced with the following:

> A. Brand Fund. We may implement, and thereafter will administer and control, a marketing and brand fund (the "Brand Fund") for the advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials for all or a group of BWW-GO Restaurants that we periodically deem appropriate. You agree to pay us, via electronic funds transfer or another payment method we specify and together with each payment of the Royalty Fee (defined in Section 9.B), a contribution to the Brand Fund in an amount equal to 1.5% of Gross Sales.
>
> The remainder of subparapgraph 8.A remains in full force and effect.

10. Local Marketing, Advertising Cooperatives and Local Marketing Groups, and Marketing Spending Requirements. Subparagraphs 8.B, 8.C, 8.D, 8.E, and 8.G of the Franchise Agreement are deleted.

11. Initial Franchise Fee. The first sentence of Subparagraph 9.A is deleted and replaced with the following:

> You must pay to us a nonrefundable "Initial Franchise Fee" in an amount equal to One Thousand Five Hundred Dollars ($1,500) multiplied by the number of full or partial years in the initial term of this Agreement.

12. Noncompete Covenants. Subsections (1) and (2) of subparagraph 10.D of the Franchise Agreement are deleted in their entireties and replaced with the following:

> 1. During the term of this Agreement, neither you nor any of the other Restricted Persons may, either directly or indirectly, for yourself or themselves or through, on behalf of, or in conjunction with any person or entity, own any interest in, manage, operate, maintain, engage in, perform services for, consult with or have any other interest in any Competitive Business which is operating at or within the Facility.
>
> 2. Except for any interest you or your affiliate have in another restaurant or food business pursuant to an agreement with us or our affiliate, you covenant that you will not, for a period of 2 years after the expiration or termination of this Agreement, regardless of the cause of termination, or within 2 years of the sale of the Restaurant or any interest in you, either directly or indirectly, for yourself, or through, on behalf of, or in conjunction with any person or entity, own,

manage, operate, maintain, engage in, consult with or have any interest in a Competitive Business operating at or within the Facility

Notwithstanding the foregoing, we and you acknowledge that nothing in this Rider shall limit your or your Control Person's, Principal Owners', guarantors', officers', directors' members', managers' or partners' non-compete or other obligations under any other franchise agreement.

13. Purchase Option. Subparagraph 14.E of the Franchise Agreement is deleted in its entirety. For purposes of subparagraph 14.B, the "De-Identification Date" means the effective date of the expiration or termination of the Franchise Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have executed this Rider effective as of the date of the Franchise Agreement.

YOU:

____

Date:________________________________

By:________________________________

Name:________________________________

Title:________________________________

US:

BUFFALO WILD WINGS
INTERNATIONAL, INC.

Date:________________________________

By:________________________________

Name:________________________________

Title:________________________________

<u>EXHIBIT C-3</u>

MULTI-BRAND ADDENDUM TO THE FRANCHISE AGREEMENT

2024 INSPIRE BRANDS' MULTI-BRAND
ADDENDUM TO THE FRANCHISE AGREEMENT

This Addendum to Franchise Agreement (this "**Addendum**") is entered into this _____day of ________________, 202__ by and between ___________________________ ("**Franchisor**") and ____________________ ("**Franchisee**").

1. **Background**.

(a) Franchisor and Franchisee are parties to that certain _____________® Franchise Agreement dated as of _____________ (as amended, the "**Franchise Agreement**") under which Franchisor has granted Franchisee the right to operate a _____________® restaurant (a "**Brand Restaurant**") at __________________ (the Brand Restaurant at that location is called the "**Franchised Restaurant**"). All initial capitalized terms used but not defined in this Addendum have the meanings set forth in the Franchise Agreement.

(b) Franchisee operates or intends to operate the Franchised Restaurant at the premises of, and in combination with, the other brand restaurants listed on Exhibit A (collectively, and whether one or more, the "**Other Restaurants**"). The affiliate(s) of Franchisee listed on Exhibit A (collectively, and whether one or more, the "**Co-Operators**") operate the Other Restaurants under the separate franchise agreement(s) listed on Exhibit A (collectively, and whether one or more, the "**Other Franchise Agreements**") with the franchisor(s) listed on Exhibit A who are Franchisor's affiliates (collectively, and whether one or more, the "**Other Franchisors**").

(c) This Addendum reflects certain changes in and clarifications to the Franchise Agreement to reflect Franchisor's modified requirements for a multi-brand location. Franchisee acknowledges that Franchisor is willing to enter into this Addendum and to permit the operation of the Franchised Restaurant as a multi-brand location only because of the relationship between Franchisor and the Other Franchisors and, if applicable, the relationship between Franchisee and its Co-Operators who operate the Other Restaurants.

2. **Ownership of Other Restaurants**. Notwithstanding the restrictions in the Franchise Agreement, Franchisor consents to Franchisee's (and/or, as applicable, its Co-Operators') ownership and operation of the Other Restaurants at the same premises as the Franchised Restaurant, provided Franchisee complies with the terms of the Franchise Agreement (including this Addendum) and Franchisee (or its Co-Operators) complies with the terms of the Other Franchise Agreements.

3. **Franchise Agreement Term and Renewal**. The term of the Franchise Agreement shall expire, unless sooner terminated, on ___________________, 20__. In addition to the conditions in the Franchise Agreement to obtain a renewal or successor franchise to continue operating the Franchised Restaurant as a Brand Restaurant, Franchisee (and/or, as applicable, its Co-Operators) also must be in compliance with, and, if Franchisor requires, renew or extend the term of, the Other Franchise Agreements.

4. **Operation as a Multi-Brand Location**. Franchisee agrees that Franchisor, at its option, may modify any of the terms of the franchise system applicable to the Franchised Restaurant, including any system standards, the layout and design requirements, the products and services offered, any mandatory or optional advertising, marketing and promotional programs, required equipment or products, required hours of operation, personnel training and staffing requirements, and other standards, specifications and requirements, in a manner that is different from the manner in which those terms apply to other Brand Restaurants, in order to reflect the Franchised Restaurant's status as a multi-brand location. Franchisee agrees to comply with all of those modifications. Without limiting the generality of the foregoing:

(a) Franchisee shall design and construct, and/or make modifications to, the Franchised Restaurant's layout, design, equipment and fixtures that Franchisor specifies to reflect the multi-brand location.

(b) Franchisee agrees that its (or Co-Operators') development and operation of the Other Restaurants shall not unreasonably interfere with or otherwise disrupt the Franchised Restaurant's operations. The operation of the Other Restaurants must be consistent with and complement Franchisee's operation of the Franchised Restaurant.

(c) Franchisee acknowledges that the services, guidance and assistance that Franchisor provides under the Franchise Agreement, including any training, may be intended for stand-alone Brand Restaurants and not tailored or specific to multi-brand locations like the Franchised Restaurant.

(d) Franchisee may not open and begin operating the Franchised Restaurant unless the Other Restaurants are also open and in operation. Franchisee shall ensure that the Other Restaurants are open and operating during all business hours that the Franchised Restaurant is open and operating.

(e) Franchisee must use paper products and other items bearing the Brand Restaurants' trademarks and trade names only at the Franchised Restaurant and with products served by the Franchised Restaurant, and Franchisee (or its Co-Operators) may not use them at the Other Restaurants or with products served by the Other Restaurants.

(f) Franchisee (and, if applicable, its Co-Operators) shall notify the customers of the Franchised Restaurant and the Other Restaurants, and the design and layout of the Franchised Restaurant and Other Restaurants shall reflect, all in the manner Franchisor periodically specifies, that the operation of the Other Restaurants is separate from and independent of the Franchised Restaurant. Without limiting the foregoing, at Franchisor's option, Franchisee (and, if applicable, its Co-Operators) may use certain areas of the premises and equipment (including point-of-sale systems and other computer equipment) only for the business associated with the Franchised Restaurant and not the Other Restaurants. Likewise, at Franchisor's option, Franchisee (and, if applicable, its Co-Operators) may use certain areas of the premises and equipment (including point-of-sale systems and other computer equipment) only for the business associated with the Other Restaurants and not the Franchised Restaurant. Unless Franchisor otherwise specifies or approves, none of the advertising, marketing or promotional materials associated with the

Franchised Restaurant may reference the Other Restaurants or the brand(s) under which the Other Restaurants operate.

(g) all of the Franchised Restaurant's sales must be entered only on the point-of-sale system that Franchisor approves for the Franchised Restaurant. Franchisee (and, if applicable, Co-Operators) shall maintain separate books and records for the Franchised Restaurant and the Other Restaurants and shall not commingle the revenues of the Franchised Restaurant with the revenues of the Other Restaurants. Franchisor and Franchisee agree that Franchisee shall pay royalties or continuing franchise fees, advertising/brand fund contributions or continuing advertising fees, and/or similar payments based on Gross Sales under the Franchise Agreement only on the Gross Sales derived from the Franchised Restaurant and not on the sales or revenue of the Other Restaurants. Franchisee agrees to deliver to Franchisor, at such times that Franchisor periodically specifies, sales information and other reports relating to the Other Restaurants.

(h) Franchisee acknowledges that Franchisor shall have no obligation to provide any training, services or other assistance with respect to the development or operation of the Other Restaurants.

5. **Personnel**. Franchisee must ensure that all employees providing services to customers of the Franchised Restaurant wear uniforms that are distinct from the uniforms and/or other apparel worn by the employees providing services to customers of the Other Restaurants. Franchisor may at its option modify its training, staffing and other similar requirements to address any employees that are cross-trained to operate both the Franchised Restaurant and the Other Restaurants. However, Franchisee must ensure that all employees who provide services to the Franchised Restaurant's customers or otherwise assist in the Franchised Restaurant's operation are properly trained to operate the Franchised Restaurant and otherwise satisfy Franchisor's requirements. Franchisee must pay Franchisor any training fees and additional expenses that Franchisor incurs in connection with any additional or specialized training required for the Franchised Restaurant's personnel due to its status as multi-brand location.

6. **Inspections and Audits**. In order to determine Franchisee's compliance with the Franchise Agreement (including this Addendum), Franchisor shall have the right to inspect the Other Restaurants and their operations, and audit the books and records associated with the Other Restaurants, in accordance with the terms of the Franchise Agreement to the same extent that it may do so with respect to the Franchised Restaurant, its operations, and its books and records. If Franchisee has Co-Operators operating the Other Restaurants, Franchisee must ensure that those Co-Operators provide Franchisor the rights under this Section 6.

7. **Refresh/Remodel of the Franchised Restaurant**. Franchisor, at its option, may modify the requirements for any required refresh or remodel of the Franchised Restaurant under the Franchise Agreement, including by accelerating or deferring any due dates, in order to correlate with the development, remodel and/or refresh requirements under any of the Other Franchise Agreements.

8. **Relationship With Other Franchise Agreements**. Franchisee acknowledges that Franchisor granted Franchisee the rights under the Franchise Agreement and this Addendum in

reliance upon, and that the operation of the Franchised Restaurant under the Franchise Agreement is dependent on and inextricably connected with, Franchisee's (or its Co-Operators) operation of the Other Restaurants pursuant to and in compliance with the Other Franchise Agreements. Therefore:

(a) Franchisee agrees to comply (or to cause Co-Operators to comply) with the Other Franchise Agreements in connection with the development and operation of the Other Restaurants (including with respect to paying amounts owed and complying with all applicable laws) and agrees that Franchisee's (or any Co-Operator's) failure to comply with any Other Franchise Agreement shall constitute a breach of, and a default under, the Franchise Agreement.

(b) upon any proposed transfer (as defined in the Franchise Agreement, if applicable) involving any direct or indirect ownership interest in Franchisee or all or substantially all of the assets of the Franchised Restaurant, in addition to the conditions for Franchisor's approval of that transfer under the Franchise Agreement, Franchisor may condition its consent to that transfer on the simultaneous transfer to the applicable assignee of other rights, obligations, assets and/or other interests associated with the Other Restaurants. Likewise, Franchisee (or, if applicable, its Co-Operators) may not transfer any direct or indirect ownership interest in Franchisee's affiliate or all or substantially all of the assets of the Other Restaurants without the simultaneous transfer to the applicable assignee of other rights, obligations, assets and/or other interests associated with the Franchised Restaurant, which transfer shall be subject to Franchisor's approval under the Franchise Agreement.

(c) Franchisor may terminate the Franchise Agreement, effective upon delivery of written notice to Franchisee, if any Other Franchise Agreement expires (without a renewal or successor franchise with the Other Franchisors) or terminates (regardless of the reason), or if Franchisee (or, if applicable, Co-Operators) abandons or otherwise ceases to operate any Other Restaurant for any reason.

(d) Franchisor acknowledges that certain post-termination obligations under the Franchise Agreement relating to Franchisor's right to acquire certain assets of the Franchised Restaurant and/or the lease for the Franchised Restaurant's premises may conflict with similar requirements under the Other Franchise Agreements, and in that case Franchisee agrees to comply (and, if applicable, to cause its Co-Operators to comply) with the requirements that Franchisor reasonably specifies.

9. **Miscellaneous**. This Addendum is an amendment to, and forms a part of, the Franchise Agreement. Except as amended by this Addendum, the Franchise Agreement will continue in full force and effect. The recitals to this Addendum are a part of this Addendum, which, together with the Franchise Agreement, constitutes the entire agreement between Franchisor and Franchisee, and there are no oral or other written understandings, representations or agreements between Franchisor and Franchisee, relating to the subject matter of this Addendum. No modification, change or alteration of this Addendum shall be effective unless in writing and executed by Franchisor and Franchisee. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such

words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter. If there is a conflict between any provision of the Franchise Agreement and a provision of this Addendum, the provision of this Addendum controls.

IN WITNESS WHEREOF, the parties have executed and delivered this Addendum as of the date first above written.

FRANCHISOR:

____

By:__________________________________
Title:_______________________________

FRANCHISEE:

____

By:__________________________________
Title:_______________________________

EXHIBIT A
TO THE 2024 INSPIRE BRANDS' MULTI-BRAND
ADDENDUM TO THE FRANCHISE AGREEMENT

<u>OTHER FRANCHISE AGREEMENTS</u>

Other Franchisor *(Franchisor Entity)*	**Franchisee or Co-Operator** *(Franchisee Entity)*	**Effective Date**	**Other Restaurant** *(Franchised Brand Restaurant)*
			____________® restaurant
			____________® restaurant
			____________® restaurant

EXHIBIT D

AREA DEVELOPMENT AGREEMENT

Buffalo Wild Wings GO® Restaurant
Area Development Agreement

between

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

____

____
Name of Developer(s)

____
Street Address

____
City State Zip Code

____
Phone Number

Effective Date:

____
(To be completed by us)

TABLE OF CONTENTS

BUFFALO WILD WINGS-GO RESTAURANT

AREA DEVELOPMENT AGREEMENT

This Area Development Agreement is made as of the Effective Date listed on the cover page to this Agreement (the "Effective Date") between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us") and ______________________, a(n)________________________ whose principal business address is ________________________ ("you").

RECITALS

A. Our parent company has developed a system for developing and operating restaurants that feature chicken wings and other food and beverage products primarily for off-premises consumption, operate under the System (defined below), and are primarily identified by the Buffalo Wild Wings GO® brand and/or other Trademarks (defined below) ("BWW-GO Restaurants");

B. Our parent company owns the BUFFALO WILD WINGS® and BUFFALO WILD WINGS GO® Trademarks and other trademarks used in connection with the operation of a BWW-GO Restaurant;

C. Our parent company has granted to us the right to sublicense the right to develop and operate BWW-GO Restaurants; and

D. You desire to develop and operate several BWW-GO Restaurants and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Developer Subsidiary" means a corporation, limited liability company or other business entity of which you own (directly or indirectly) at least eighty percent (80%) of the issued and outstanding ownership interests that you designate to sign a Franchise Agreement for one or more of the Restaurants developed pursuant to this Agreement.

B. "Franchise Agreement" means our then current form of franchise agreement and related documents for the operation of a BWW-GO Restaurant, the terms of which may differ from the franchise agreement that is signed upon signing this Agreement, including higher fees and changes to the manner of defining the designated area (based on our then current criteria for defining designated areas) and/or the rights in the designated area, subject to the provisions of Section 4.B.

C. "Menu Items" means the chicken wings, chicken tenders and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at BWW-GO Restaurants.

D. "Owner" means, if you are a corporation, limited liability company, partnership or other business entity, any individual or entity holding a direct or indirect ownership or other equity interest in you (whether of record, beneficially, or otherwise), whether directly or through one or more intermediary entities, including any interest that allows the holder of that interest (whether directly or indirectly) to direct or participate in the direction of the management of you or your business (such as a managing partner interest in a partnership, a manager or managing member interest in a limited liability company, and a trustee of a trust), or to share in the revenue, profits or losses of, or any capital appreciation relating to, you or your business. Your Owner(s) as of the Effective Date are identified on Appendix A. Every time there is a change in the persons who are your Owners, then without limiting our rights and your other obligations, you must, within ten (10) days after the date of each such change, update Appendix A.

E. "Restaurants" means the BWW-GO Restaurants you or a Developer Subsidiary develops pursuant to this Agreement.

F. "Restricted Persons" means, individually and collectively, you, your affiliates, all of your officers and directors, and all of your Owners.

G. "System" means the Buffalo Wild Wings GO® Restaurant franchise system, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials, and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

H. "Trade Dress" means the designs, color schemes, image and other elements of trade dress that we authorize you to use in the operation of Restaurants from time to time, as we may periodically modify them.

I. "Trademarks" means the Buffalo Wild Wings GO® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in the operation of Restaurants.

GRANT OF DEVELOPMENT RIGHTS

2. The following provisions control with respect to the rights granted hereunder:

A. Grant of Rights. We grant to you, under the terms and conditions of this Agreement, the right (directly or through Developer Subsidiaries) to develop and sign Franchise Agreements to operate the number of new Restaurants identified on Appendix B within the territory described on Appendix C (the "Development Territory").

B. Development Schedule. You agree to comply with the development schedule set forth on Appendix B (the "Development Schedule"). Time is of the essence for the development and opening of each Restaurant in accordance with the Development Schedule. Each Restaurant must be developed and operated pursuant to a separate Franchise Agreement that you or a Developer Subsidiary signs with us pursuant to Section 4.B below.

C. Development Territory and Non-Traditional Locations. Provided that you and your affiliates are in compliance with the terms of this Agreement and any other agreements with us and our affiliates relating to any BWW-GO Restaurants, including all Franchise Agreements signed pursuant to this Agreement, then we and our affiliates will not open and operate, or grant to anyone else a license or franchise to open and operate, a BWW-GO Restaurant the physical premises of which are located within the Development Territory so long as this Agreement is in effect, except for BWW-GO Restaurants located at Non-Traditional Locations (defined below) within the Development Territory. You acknowledge that the consumer service area, delivery area or trade area of another BWW-GO Restaurant may overlap with your Development Territory. However, if the Development Territory covers more than one city, county, designated market area or target area identified on Appendix C (each "Target Area"), then the territorial protection under this Section 2.C for each Target Area shall expire upon the earlier of (i) the expiration or termination of this Agreement, or (ii) the date upon which you or a Developer Subsidiary signs a Franchise Agreement for a Restaurant to be developed in such Target Area. When the territorial protection under this Section 2.C expires with respect to the Development Territory or Target Area (as applicable), then we and our affiliates will thereafter be entitled to open and operate, and grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants the physical premises of which are located within the Development Territory or Target Area (as applicable), except as may be otherwise provided under any Franchise Agreement then in effect between us and you (or your Developer Subsidiary).

You acknowledge and agree that certain locations within and outside the Development Territory are by their nature separate in character from sites generally developed as BWW-GO Restaurants. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Development Territory, and we and our affiliates have the right to open and operate, or grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants at such locations, whether those locations are within or outside the Development Territory: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

D. Nonexclusivity; Our Reservation of Rights. Your rights under this Agreement are limited to the right to sign Franchise Agreements to develop and operate Restaurants located in the Development Territory, and do not include: (i) any right to sell Menu Items or any other products, whether identified by the Trademarks or other trademarks, at or from any location or through any channels or methods of distribution, or (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution.

We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement and shall at all times have the right to engage in any activities we or they deem

appropriate that are not expressly prohibited by this Agreement. By way of example and without limitation, this includes:

1. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, BWW-GO Restaurants at any locations (a) outside the Development Territory, (b) at any Non-Traditional Locations within or outside the Development Territory, and (c) within a former Target Area once you (or your Developer Subsidiary) sign a Franchise Agreement in that Target Area;

2. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, restaurants and other foodservice establishments (including Buffalo Wild Wings® sports bars) or any similar or dissimilar businesses that either are not primarily identified by the Buffalo Wild Wings GO® Trademark or do not operate under the System at any locations, whether within or outside the Development Territory;

3. all rights relating directly or indirectly to the Trademarks, and all Menu Items and other products and services associated with any of the Trademarks, in connection with any methods of distribution, except as specifically set forth in Section 2.C. This includes providing, and granting rights to others to provide (except as specifically set forth in Section 2.C), products and services that are similar or dissimilar to, or competitive with, any Menu Items and other products and services provided at BWW-GO Restaurants, whether identified by the Trademarks or other trademarks or service marks, regardless of the method of distribution and at any area or location, including providing, and granting others the right to provide: (a) through other BWW-GO Restaurants, Buffalo Wild Wings® sports bars, and/or other methods of distribution, catering and delivery services for Menu Items and other products and services within or outside the Development Territory, and (b) any frozen items, pre-packaged items or other products or services associated with BWW-GO Restaurants (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any channels of distribution such as grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing sites and office buildings), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce); and

4. acquiring the assets or ownership interests of, or being acquired (regardless of the form of transaction) by, a one or more businesses providing products and services similar or dissimilar to those provided at BWW-GO Restaurants, and franchising, licensing or creating other arrangements with respect to these businesses once acquired, wherever these businesses (or the franchisees or licensees of these businesses) are located or operating, whether within or outside the Development Territory.

E. Ownership. You represent and warrant to us that the information provided on Appendix A reflects all of your Owners and their direct or indirect ownership or other equity interests in you as of the Effective Date.

F. No Right to Use Trademarks. This Agreement is not a franchise agreement and you have no right to use in any manner the Trademarks by virtue of this Agreement. You have no right under this Agreement to sublicense or subfranchise others to operate a restaurant or other business or to use the System or the Trademarks.

DEVELOPMENT FEE

3. You must pay a Development Fee as described below:

A. As consideration for the rights granted in this Agreement, you must pay us a Development Fee listed on Appendix B. The Development Fee is consideration for this Agreement and not consideration for any Franchise Agreement, is fully earned by us upon execution of this Agreement and is non-refundable. The Development Fee is credited against the Initial Franchise Fee payable upon the signing of each individual Franchise Agreement as specified in Section 3.B or Appendix B.

B. Upon our acceptance of the site for a Restaurant pursuant to Section 4, you (or an approved Developer Subsidiary) must sign a separate Franchise Agreement for that Restaurant. We may apply a portion of the Development Fee towards the payment of the Initial Franchise Fee for that Restaurant as set forth on Appendix B. Upon the execution of each Franchise Agreement, the terms and conditions of that Franchise Agreement control the establishment and operation of the applicable Restaurant.

DEVELOPMENT SCHEDULE

4. The following provisions control with respect to your development rights and obligations:

A. Development Schedule. You are bound by and must strictly follow the Development Schedule. By the applicable dates set forth under the Development Schedule, you (or a Developer Subsidiary whom we approve) must (i) submit site packages for proposed Restaurant sites that you reasonably believe conform to our then current site selection criteria, in the form and containing the information that we periodically specify, for the number of sites described under the Development Schedule; (ii) enter into Franchise Agreements with us pursuant to this Agreement for the number of new Restaurants described under the Development Schedule; and (iii) open and begin operating the number of new Restaurants described under the Development Schedule in accordance with the applicable Franchise Agreements. You also must comply with the Development Schedule requirements regarding the cumulative number of Restaurants to be open and continuously operating for business in the Development Territory throughout the term of this Agreement.

B. Development Policies and Franchise Agreement. You must comply with our development policies, as we periodically modify them, with respect to each proposed site for a Restaurant to be developed in the Development Territory and each Franchise Agreement to be signed for a Restaurant in the Development Territory. This includes sending us a complete site report (containing such demographic, commercial, market and other information and photographs as we may periodically specify) for each proposed site, and information on your (or your Developer Subsidiary's) financial and operational ability to develop and operate the proposed Restaurant, along with sending us information necessary to complete each Franchise Agreement, all on the schedule that we periodically specify in our development policies.

1. Our Acceptance of the Proposed Site. You must receive our written acceptance of your proposed site for the Restaurant before we will issue a Franchise Agreement for that Restaurant. We agree not to unreasonably withhold acceptance of a proposed site. In reviewing any proposed site, we will consider such matters as we deem material, including demographic characteristics of the proposed site, traffic patterns, competition, the proximity to other businesses, the nature of other businesses in proximity

to the site, and other commercial characteristics (including the purchase or lease obligations for the proposed site) and the size of premises, appearance and other physical characteristics.

Despite any assistance, information or recommendations that we provide with respect to any site, we have made and will make no representations or warranties of any kind, express or implied, of the suitability of any site for a BWW-GO Restaurant or any other purpose. Our recommendation or acceptance of a site indicates only that we believe that the site meets or has the potential to meet, or that we have waived, the general criteria of site acceptability that we have established as of that time. Applying criteria that have appeared effective for other sites might not accurately reflect the potential for all sites, and, after we recommend or accept a site, demographic and/or other factors included in or excluded from our site criteria could change, thereby altering a site's potential. The uncertainty and instability of these criteria are beyond our control, and we are not responsible if a site fails to meet our or your expectations.

2. Financial Qualifications and Good Standing. We need not issue a Franchise Agreement if you (or your proposed Developer Subsidiary) do not then meet our then current financial and operational standards and qualifications for new BWW-GO Restaurant operators. We also need not issue a Franchise Agreement pursuant to this Agreement if you or any of your affiliates are in default under this Agreement, any Franchise Agreement entered into pursuant to this Agreement, or any other agreement between you or any of your affiliates and us or any of our affiliates relating to a BWW-GO Restaurant, or have not satisfied on a timely basis all monetary and other material obligations under the Franchise Agreements for all existing Restaurants.

3. Execution of Franchise Agreement. If you have complied with the requirements of this Agreement and our then current development policies, and we have accepted your proposed site for the Restaurant and your (or your Developer Subsidiary's) financial and operational qualifications, then we will issue a Franchise Agreement for that Restaurant at that site. You (or a Developer Subsidiary) and we must enter into our then current form of Franchise Agreement for the proposed Restaurant. You understand that we may modify the then current form of Franchise Agreement from time to time and that it may be different than the current form of Franchise Agreement, including different fees and obligations and a modification of your rights in any designated area, subject to Section 3.B and Appendix B. The continued existence of each Franchise Agreement will be determined by the terms and conditions of such Franchise Agreement. Except as specifically set forth in this Agreement, the establishment and operation of each Restaurant must be in accordance with the terms of the applicable Franchise Agreement.

C. Independent Investigation. You acknowledge that you have conducted an independent investigation of the prospects for the establishment of Restaurants within the Development Territory, and recognize that the business venture contemplated by this Agreement involves business and economic risks and that your financial and business success will be primarily dependent upon the personal efforts of you and your management and employees.

D. Future Investment. You acknowledge that this Agreement requires you to open Restaurants in the future pursuant to the Development Schedule. You further acknowledge that any estimated expenses and investment requirements that we have provided are subject to increase over time, and that future Restaurants likely will involve greater initial investment and operating capital requirements than those that we have provided to you prior to the execution of this

Agreement. You (or a Developer Subsidiary) are obligated to execute all the Franchise Agreements and open all the Restaurants on the dates set forth on the Development Schedule, regardless of: (i) the requirement of a greater investment; (ii) the financial condition or performance of your prior Restaurants; or (iii) any other circumstances, financial or otherwise. The foregoing shall not be interpreted as imposing any obligation upon us to execute the Franchise Agreements under this Agreement if you have not complied with each and every condition necessary to develop the Restaurants.

TERM

5. Unless sooner terminated in accordance with Section 9, the term of this Agreement and all rights granted to you under this Agreement will expire without further notice on the date upon which the last Franchise Agreement for your last Restaurant under the Development Schedule is signed or is scheduled to be signed under the Development Schedule (whichever is earlier).

YOUR DUTIES

6. You must perform the following obligations:

A. Franchise Agreements. You must comply (or cause the applicable Developer Subsidiary to comply) with all of the terms and conditions of each Franchise Agreement signed pursuant to this Agreement, including the operating requirements specified in each Franchise Agreement.

B. Confidential Information. You agree that you, your Restricted Persons, each of your employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, standards, specifications, processes, procedures and/or improvements regarding the development or operation of a BWW-GO Restaurant that is valuable and secret in the sense that it is not generally known to our competitors, including information relating to site selection and delivery; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of the Restaurant, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Restaurant's POS system) of or relating to any Restaurant's customers or prospective customers (collectively, "Customer Data"); and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating the business under this Agreement. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons associated with you who have access to any Confidential Information. You must provide executed copies of these agreements to us upon our request.

C. Compliance with Law. You must at all times maintain your business premises and conduct your business operations in compliance with all applicable laws, regulations, codes and ordinances.

D. Training. You must, at your expense, comply with all of the training requirements we prescribe with respect to the development and operation of the Restaurants to be developed under this Agreement. Our training requirements may vary depending on the number of Restaurants that you (and your Developer Subsidiaries) are operating or required to develop under this Agreement, and may require your (or your Developer Subsidiaries') personnel to provide training to your (and their) other personnel at the Restaurants. Each person whom we require to attend training must complete that training to our satisfaction.

TRANSFER

7. The following provisions govern any transfer:

A. Transfers Defined. We have entered into this Agreement with specific reliance upon your (and your Owners') financial qualifications, experience, skills and managerial qualifications as being essential to the satisfactory development of Restaurants. Consequently, neither your interest in (i) this Agreement or any Franchise Agreement signed pursuant to this Agreement, (ii) your business under this Agreement or any Restaurant, (iii) any of your assets, including any ownership or other equity interests in any Developer Subsidiary, nor (iv) any direct or indirect ownership or other equity interests in you or any Developer Subsidiary, may be transferred or assigned to or assumed by any other person or entity (the "assignee"), in whole or in part, unless you have first complied with all applicable provisions of this Section 7. Any transfer without our consent is a breach of this Agreement and has no effect. In this Agreement, "transfer" (whether or not capitalized) includes any voluntary, involuntary, direct or indirect assignment, sale, gift or other disposition and includes the following events, whether they impact you (or your Owners) or any Developer Subsidiary, directly or indirectly:

1. transfer of record or beneficial ownership of any ownership or other equity interest or the right to receive all or a portion of your or any Developer Subsidiary's profits or losses or any capital appreciation relating to you, any Developer Subsidiary or any Restaurant (whether directly or indirectly);

2. a merger, consolidation or exchange of ownership or other equity interests, or issuance of additional ownership or other equity interests or securities representing or potentially representing ownership or other equity interests, or a redemption of ownership or other equity interests;

3. any sale or exchange of voting interests or securities convertible to voting interests, or any management agreement or other arrangement granting the right to exercise or control the exercise of the voting rights of any Owner or to control your, any Developer Subsidiary's or any Restaurant's operations or affairs;

4. transfer of a direct or indirect ownership or other interest in you, any Developer Subsidiary, this Agreement, any Restaurant or any of your or a Restaurant's assets in a divorce, insolvency or entity dissolution proceeding, or otherwise by operation of law;

5. if you or one of your Owners dies, transfer of a direct or indirect ownership or other interest in you, any Developer Subsidiary, this Agreement, any Restaurant or any of your or a Restaurant's assets by will, declaration of or transfer in trust, or under the laws of intestate succession; or

6. the grant of a mortgage, charge, pledge, collateral assignment, lien or security interest in any ownership or other interest in you, any Developer Subsidiary, this Agreement, any Restaurant or any of your or a Restaurant's assets; foreclosure upon or attachment or seizure of any Restaurant or any of its assets; or your transfer, surrender or loss of the possession, control or management of all or any material portion of any Restaurant (or its operation) or you or any Developer Subsidiary.

In this Agreement, "Control Transfer" means any transfer of (a) this Agreement or any Franchise Agreement signed pursuant to this Agreement, or any interest in or rights or obligations under this Agreement or any Franchise Agreement, (b) any of your assets, including any ownership or other equity interests in any Developer Subsidiary or any operating assets of any Restaurant; or (c) any transfer or other transaction, or a series of transfers or other transactions (regardless of the period of time over which they take place), which results in the transfer or creation of a Controlling Ownership Interest in you, whether directly or indirectly. "Controlling Ownership Interest" means either (x) fifty percent (50%) or more of the direct or indirect ownership or other equity interests in you, or (y) any ownership or other equity interest or other direct or indirect right or interest in you that provides the right, power or authority, whether alone or together with others, to direct and control your management and policies. "Non-Control Transfer" means the transfer or creation of any direct or indirect ownership or other equity interest in you that is not a Control Transfer.

B. Conditions for Consent to Non-Control Transfer. We will not unreasonably withhold our consent to a Non-Control Transfer (subject to Section 7.D) if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least thirty (30) days before its effective date;

2. you and all Developer Subsidiaries comply with all provisions of all Franchise Agreements signed pursuant to this Agreement with respect to the Non-Control Transfer;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) meet our then applicable standards for non-controlling owners of BWW-GO Restaurant developers;

4. you and your Owners sign the form of agreement and related documents that we then specify to reflect your new ownership structure and a general release of all claims arising out of or relating to this Agreement, any Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates; and

5. you pay us a transfer fee of One Thousand Dollars ($1,000) to partially cover some of our costs and expenses incurred in evaluating the transferee and the transfer (in addition to any other transfer or other fees payable under any Franchise Agreement or other agreement with us or our affiliate).

C. Conditions for Consent to Control Transfer. In order to request our consent to a Control Transfer, in addition to complying with Section 7.D, you must submit to us our form of application for consent to transfer and all other information and documents we require under our then current transfer procedures. We will not unreasonably withhold our consent to a Control Transfer (subject to Section 7.D) if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least sixty (60) days before its effective date;

2. you and all Developer Subsidiaries comply with all provisions of all Franchise Agreements signed pursuant to this Agreement with respect to the Control Transfer;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) meet our then applicable standards for new BWW-GO Restaurant developers, including (if applicable) by having the financial and operational qualifications to develop and operate all of the Market BWW-GO Restaurants (defined in Section 7.D);

4. the assignee (if the transfer is of this Agreement) or you (if the transfer is of a direct or indirect ownership or other equity interest in you) agree be bound by all terms and conditions of this Agreement for the remainder of the term;

5. you and your owners sign a general release of all claims arising out of or relating to this Agreement, any Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates; and

6. you pay us a transfer fee of Two Thousand Five Hundred Dollars ($2,500) to partially cover some of our costs and expenses incurred in evaluating the transferee and the transfer (in addition to any other transfer or other fees payable under any Franchise Agreement or other agreement with us or our affiliate).

D. Transfer of All Market BWW-GO Restaurants. You acknowledge our current requirement that developers of multiple BWW-GO Restaurants must themselves (directly or through Developer Subsidiaries) continue to own and operate all of the BWW-GO Restaurants located and/or to be developed in their development territory (collectively, the "Market BWW-GO Restaurants") throughout the entire terms of their area development agreements and franchise agreements. We believe this requirement is important in order to (among other reasons) establish continuity and cooperation among the Market BWW-GO Restaurants and protect the BWW-GO® brand. Therefore upon any proposed Non-Control Transfer or Control Transfer involving this Agreement or any Restaurant developed pursuant to this Agreement, in addition to the conditions listed in Sections 7.B and 7.C, we may condition our consent to that Non-Control Transfer or Control Transfer on the simultaneous transfer to the applicable assignee of other rights, interests, obligations, assets, and/or ownership or other equity interests such that, following such transfer, the assignee has the right to develop, own and operate (directly or through its Developer Subsidiaries) all of the Market BWW-GO Restaurants.

E. Transfer by Us. We may change our ownership or form and/or assign this Agreement and any other agreement between us and you (or any of your Owners or affiliates) without restriction. This Agreement and any other agreement will inure to the benefit of any transferee or other legal successor to our interest in it.

DISPUTE RESOLUTION

8. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the development rights, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee or developer will not apply unless its jurisdictional requirements are met independently without reference to this Section 8.A.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business or where the claim arose. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement or the business you operate under this Agreement, or our relationship with you, will be entitled to recover its reasonable attorneys' fees and costs.

D. Limitation of Claims. You and your Owners may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the business you operate under this Agreement, or our relationship with you, unless the claim or cause of action is commenced within one (1) year following the first act or omission giving rise to the claim or cause of action.

E. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SECTION 11.A, WE AND YOU (AND YOUR OWNERS) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR OWNERS).

DEFAULT AND TERMINATION

9. The following provisions apply with respect to default and termination:

A. Termination With No Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, and without providing you any opportunity to cure the default, if:

1. you fail to meet any of the obligations set forth in the Development Schedule;

2. you or any of your Owners makes any material misrepresentation or omission in your franchise application or in operating the business under this Agreement;

3. there is any unauthorized use or disclosure of any Confidential Information in breach of this Agreement;

4. you or any of your Owners is convicted by a trial court of, or pleads no contest to, a felony, regardless of the nature of the charges;

5. you or any of your Owners breaches any provision of this Agreement that results in any material impairment of the goodwill associated with any of the Trademarks, or takes any action that in any way infringes upon, harms or contests our or our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks;

6. you or any of your Owners engages in any dishonest, unethical or illegal conduct which, in our opinion, adversely affects the reputation of your business or any Restaurant, the reputation of other BWW-GO Restaurants or the goodwill associated with any of the Trademarks;

7. there is any unauthorized transfer or assignment in violation of Section 7;

8. any Franchise Agreement signed pursuant to this Agreement, or any other franchise agreement or other agreement between us (or any of our affiliates) and you (or any of your Owners or affiliates) relating to a BWW-GO Restaurant, is terminated before its term expires, regardless of the reason; or

9. you or any Owner makes an assignment for the benefit of creditors or admits in writing your or its insolvency or inability to pay your or its debts generally as they become due; you or any Owner consents to the appointment of a receiver, trustee or liquidator of all or the substantial part of your or its property; any Restaurant or any of its assets is attached, seized, subjected to a writ or distress warrant, or levied upon, unless the attachment, seizure, writ, warrant or levy is vacated within thirty (30) days; or any order appointing a receiver, trustee or liquidator of you, any Owner or any Restaurant is not vacated within thirty (30) days following the order's entry.

B. Termination With Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, if you fail to comply with any other provision of this Agreement or any mandatory standard, specification or operating procedure relating to the business you conduct under this Agreement and do not correct the failure within thirty (30) days after we deliver written notice of the failure to you.

POST-TERM OBLIGATIONS

10. Upon the expiration or termination of this Agreement, all rights granted to you under this Agreement will automatically terminate. You will not be entitled to any refund of any fees. You will have no right to develop or operate any Restaurant for which we and you have not already signed a Franchise Agreement.

GENERAL PROVISIONS

11. The parties agree to the following provisions:

A. Indemnification. You agree to protect indemnify, defend, reimburse, and hold harmless us, our affiliates, and our and their respective owners, officers, directors, employees, agents, representatives, successors and assigns from and against any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to the development, use or operation of any of your of the Developer Subsidiaries' Restaurants, the business you conduct under this Agreement, or your breach of or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any claim or proceeding that is subject to this Section 11.A.

B. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses.

C. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the business you operate under this Agreement. Any policies that we adopt and implement from time to time to guide us in our decision-making are subject to change, are not a part of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your business. There are no representations or warranties of any kind, express or implied, except as contained in this Agreement. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

D. Notices. Except as otherwise provided in this Agreement, any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328; or

2. If intended for you, addressed to you at the address listed on the cover page to this Agreement or at any Restaurant;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this Section 11.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder will be valid only if in writing and, on behalf of us, executed by our President or one of our authorized Vice Presidents.

F. References. If the developer is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to Sections and Appendices shall mean the applicable Section of or Appendix to this Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Successors/Assigns. Subject to the terms of Section 7 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

H. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or BWW-GO Restaurants generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or BWW-GO Restaurants include enhancing the value of the Trademarks, improving customer service and satisfaction, improving product quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or BWW-GO Restaurants.

I. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other.

Neither party may obligate the other nor represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence.

J. Force Majeure. Any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or amounts due thereafter.

K. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly, we have the right to vary the Menu Items and other standards, specifications, and requirements for any BWW-GO Restaurants or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such restaurant, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other BWW-GO Restaurant.

L. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorneys or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

M. Representations and Warranties. To induce us to sign this Agreement and grant you the rights under this Agreement, you represent, warrant and acknowledge that:

1. neither you nor any of your Owners, nor any of your or their property or interests, is subject to being blocked under, and you and your Owners are otherwise in full compliance with, all laws, ordinances and regulations, including Executive Order 13224 issued by the President of the United States, the USA PATRIOT Act, and any other federal, state, or local law, ordinance, regulation, policy, list or other requirement of any governmental authority addressing or in any way relating to terrorist acts or acts of war;

2. you have independently investigated and evaluated the opportunity of investing in the restaurant industry generally and specifically the BWW-GO Restaurant franchise opportunity, including the current and potential market conditions and competitive factors and risks, and recognize that, like any other business, the nature of a BWW-GO Restaurant's business will evolve and change over time;

3. the Buffalo Wild Wings GO® brand and concept were launched in May 2020, there are few BWW-GO Restaurants operating as of the Effective Date, and there is no guarantee or assurance that the Buffalo Wild Wings GO® brand and concept will be successful in the marketplace or that we will not make significant modifications to the System, brand and concept as they are further developed; and

4. you, or your parent or one of your affiliates, is an entity that has been in business for at least five (5) years and has a net worth of at least $6,165,500.

N. No Waiver or Disclaimer of Reliance in Certain States. The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

No statement, questionnaire or acknowledgment signed or agreed by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

[*signature page to follow*]

IN WITNESS WHEREOF, the parties have executed this Area Development Agreement on the dates written below.

US:	YOU:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:____________________________ Name:__________________________ Title:___________________________	By:__________________________________ Name:_______________________________ Title:________________________________
Date:___________________________	Date:________________________________

Appendix A to the Area Development Agreement

Ownership and Management Appendix

1. Ownership. You represent and warrant to us that the following person(s) and entities, and only the following person(s) and entities, have ownership or other equity interests in the developer entity (whether directly or indirectly) as of the effective date of this Appendix:

NAME	HOME ADDRESS	PERCENTAGE OF INTEREST

2. Date. This Appendix is effective as of _________________, 202__.

____
Our Initials

____
Your Initials

Appendix B to the Area Development Agreement

Development Schedule and Development Fee

1. Development Schedule. You acknowledge and agree that compliance with this Development Schedule is a material provision of the Area Development Agreement:

Restaurant Number	Date by Which Site Package Must be Submitted	Date by Which Franchise Agreement Must be Signed	Date by Which Restaurant Must be Opened and Operating	Cumulative Number of Restaurants Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column
1		Date of this Agreement		1
2				2

For purposes of determining compliance with the above Development Schedule: (1) only the Restaurants actually open and continuously operating for business in the Development Territory in compliance with the applicable Franchise Agreement as of a given date will be counted toward the Development Schedule, and (2) only the new Restaurants you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Restaurants required to be open and continuously operating in the Development Territory. Any Restaurants that you or your affiliates acquire from us or another Buffalo Wild Wings-GO® franchisee will not be counted towards the cumulative number of Restaurants required to be open and continuously operating in the Development Territory under the Development Schedule above.

2. Development Fee. The Development Fee payable under the Area Development Agreement is $_____________, which is $_______________ times the number of Restaurants that you are required to develop in the Development Territory under the Development Schedule.

3. Term of each Franchise Agreement. Each Franchise Agreement signed pursuant to this Area Development Agreement will have a term of (select one):

_____ Ten (10) years after the Restaurant opens for business

_____ Twenty (20) years after the Restaurant opens for business

_____________________ Our Initials

_____________________ Your Initials

Appendix C to the Area Development Agreement

Development Territory

____

____

____

____

____________________ Our Initials

____________________ Your Initials

EXHIBIT D-1

INCENTIVE AMENDMENT TO THE AREA DEVELOPMENT AGREEMENT

2024 INCENTIVES AMENDMENT
TO THE BUFFALO WILD WINGS GO®
AREA DEVELOPMENT AGREEMENT

This Incentives Amendment to the Area Development Agreement (the "Amendment") is made and entered into on ____________________ (the "Effective Date"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("we," "us," or "our") and ______________________ ("you" or "your").

BACKGROUND

A. [*Note: Only include this recital if the parties are signing a* ***new*** *Area Development Agreement to receive the incentives*] Simultaneously with signing this Amendment, we and you are signing an Area Development Agreement dated as of the date hereof (the "Development Agreement") granting you the right to develop five or more BWW-GO Restaurants in the Development Territory (the "New Commitments" or "Incentive Commitments"). All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

B. [*Note: Only include this recital if the parties are* ***amending an existing*** *Area Development Agreement to receive the incentives*] Simultaneously with signing this Amendment, we and you are amending that certain Area Development Agreement dated ___________________ (as amended, the "Development Agreement") granting you the right to develop five or more new, additional BWW-GO Restaurants in the Development Territory (the "New Commitments"). You understand that the terms of this Amendment will apply to all New Commitments and any Restaurant(s) you agreed to develop before entering into this Amendment but have not opened as of the date you sign this Amendment (collectively, the "Incentive Commitments"). All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

C. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under each Franchise Agreement you signed in connection with the Development Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Development Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Application of Amendment**. We and you are signing this Amendment because we and you are signing or amending the Development Agreement on or before March 31, 2025 and the Incentive Commitments you agreed to develop under the Development Agreement may be eligible for one or more incentive programs described in this Amendment. Therefore, notwithstanding any terms in the Development Agreement to the contrary, if you meet the applicable incentive program conditions, then we agree that the Franchise Agreement(s) that we and you sign for certain Restaurant(s) developed under the Development Agreement will reflect the terms of the applicable incentive programs described in this Amendment.

2. **New Restaurant Opening Incentive Program**. Because we and you are signing this Amendment before March 31, 2025 to develop five or more New Commitments, each Incentive Commitment you agree to develop under the Development Schedule will receive the benefits of our "New Restaurant Opening" or "NRO" incentive program, if (a) you and your affiliates are in substantial

compliance with the Development Agreement and each other agreement between us and you or your affiliates, including the applicable Franchise Agreement, (b) open and begin operating that Restaurant in compliance with Development Agreement and the applicable Franchise Agreement on or before the deadline identified in the Development Schedule (the "Applicable Opening Deadline"), (c) provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Restaurant within 120 days after the Restaurant first opens for business, and (d) build that Restaurant in the design, to the specifications, and at the location approved by us in compliance with the Development Agreement and the applicable Franchise Agreement. If you fail to satisfy the conditions in (a) through (d) above, the New Restaurant Opening incentive program will not apply to the Restaurant(s). If you satisfy the conditions in (a) through (d) above, then under the applicable Franchise Agreement:

a. We will credit an amount equal to the initial franchise fee you paid plus the portion of the development fee that we credit towards that initial franchise fee, up to $30,000, towards the Royalty Fees owed under that Franchise Agreement.

b. The Royalty Fee will be amended as set forth below:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	3%
Year 3	5%
Year 4 through remainder of the term	6%

3. **Early Opening Incentive**. If you meet the requirements of the New Restaurant Opening incentive program set forth above, then for each Franchise Agreement that is executed for an Incentive Commitment in compliance with the Development Agreement, and you open and begin operating the Restaurant in compliance with the Development Agreement and the applicable Franchise Agreement before the Applicable Opening Deadline, then the Royalty Fee will be zero percent (0%) from the date you open the Restaurant until the Applicable Opening Deadline (not to exceed twelve (12) months), and then the applicable royalty rate shall apply. If you open the Restaurant on or after the Applicable Opening Deadline, the Early Opening Incentive described in this Section will not apply to the Restaurant.

4. **VetFran Program**. [*Note: Only include if the Developer or its owner(s) qualify for the VetFran Program.*] Because we and you are signing this Amendment before March 31, 2025 and you are a veteran or returning service member, who has not previously signed, or had an affiliate that signed, a Development Agreement or Franchise Agreement with us, and who qualifies and signs the Development Agreement to develop two or more New Commitments, each Incentive Commitment you develop under the Development Schedule will receive the benefits of our "VetFran Program" incentive if (a) when you open the Restaurant, you and your affiliates are in substantial compliance with the Development Agreement and each other agreement between us and you or your affiliates, (b) you open and begin operating that Restaurant in compliance with the applicable Franchise Agreement on or before the Applicable Opening Deadline, (b) you provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Restaurant within 120 days after the Restaurant first opens for business, and (d) you build that Restaurant in the design, to the specifications, and at the location approved by us in compliance with the Development Agreement and the applicable Franchise Agreement. If you satisfy the conditions in (a) through (d) above, we will credit an amount equal to $10,000 towards the Royalty Fees owed under each Franchise Agreement signed in connection with the Development Agreement, up to $100,000 in total. If

you fail to satisfy any of the conditions listed in (a) through (d) above, the VetFran Program will not apply to the Restaurant(s).

5. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Development Agreement. If there is an inconsistency between this Amendment and the Development Agreement, the terms of this Amendment shall control. This Amendment, together with the Development Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Development Agreement will remain in full force and effect as originally written and signed.

[*signature page to follow*]

IN WITNESS WHEREOF, the parties have executed this Amendment the Effective Date.

YOU:

____

By:___________________________________
Name:_________________________________
Title:__________________________________

US:

BUFFALO WILD WINGS
INTERNATIONAL, INC.

By:___________________________________
Name:_________________________________
Title:__________________________________

EXHIBIT E

LIST OF BWW-GO RESTAURANTS
AS OF DECEMBER 31, 2023

List of Franchisees As of December 31, 2023					
State	**City**	**Address**	**Zip**	**Phone #**	**Franchisee Entity**
AL	Northport	3250 McFarland Blvd	35476	205-331-4099	Barbour, Robert Sterling
AL	Vestavia Hills	640 Montgomery Highway	35216	205-407-4089	Barbour, Robert Sterling
FL	Bradenton	5423 14th Street W	34207	941-289-2894	Cloe, Tim
FL	Dunedin	1785 Main St	34698	727-914-2125	Rassasy Group
FL	Pompano Beach	1115 S. Federal Highway	33062	754-778-7999	Fellows, George
FL	Sarasota	1635 South Tamiami Trail	34239	941-362-3021	Cloe, Tim
GA	Doraville	5267-3 Buford Hwy NE	30340	470-977-2337	Kuzminsky, Michael
GA	Hampton	11244 Tara Blvd	30228	678-446-3223	Kuzminsky, Michael
GA	Lawrenceville	911 Duluth Hwy	30043	678-373-4441	Kuzminsky, Michael
GA	Loganville	4325 Atlanta Highway	30052	678-277-0078	Kuzminsky, Michael
GA	Tucker	4650 High Howell Rd	30075	866-704-0777	Kuzminsky, Michael
IL	Crestwood	13426 S. Cicero Avenue	60445	708-575-7232	Patel, Kajal
IL	Merrionette Park	3271 W 115th Street	60655	708-773-0067	Patel, Kajal
MI	Saginaw	4880 State St.	48603		Ward, Kent
MI	Taylor	9895 Telegraph Road	48180	313-816-5431	Ward, Kent
NC	Raleigh	6169 Falls of Neuse Rd	27609	984-238-0024	Patel, Pathik D.
NY	Albany	33 New Scotland Avenue	12208	518-992-4912	Westside Wings
NY	New York	225 1st Avenue	11697	646-837-5747	Litman, Jack
NY	New York	455 Park Avenue South	10016	646-751-0996	Litman, Jack
NY	Schenectady	2330 Watt Street	12304	518-831-5441	Westside Wings
NY	Troy	120 Hoosick Street	12180	518-629-5039	Westside Wings
OH	Akron	349 South Main Street	44311	234-542-8888	Grube, Steven R.
OH	Akron	1 North Hawkins Avenue	44313	234-901-6151	Grube, Steven R.
OH	Parma	7402 Broadview Road	44134	216-333-1919	Grube, Steven R.
TX	Dallas	5406 Harry Hines Blvd	75235	214-432-3974	Quality Brand Group
TX	Houston	10255 North Freeway	77037	346-440-9271	Olexa, Erwin Christopher (Chris)
TX	Magnolia	6209 FM 1488	77354	409-924-9020	Olexa, Erwin Christopher (Chris)
TX	Richardson	230 W Campbell Road	75080	214-764-3771	Quality Brand Group
TX	Rowlett	3109 Lakeview Parkway	75088	214-764-1787	Quality Brand Group
TX	San Juan	105 Cesar Javez Road	78589	956-476-5616	Sandhu, Jasmine
WA	Lakewood	10009 Bridgeport Way	98499	253-528-5273	DATTA/CHOPRA

Franchise Agreements Signed But Outlet Not Opened As of December 31, 2023					
State	**City**	**Address**	**Zip**	**Phone #**	**Franchisee Entity**
CA	Fresno	682 East Nees Ave	93720	(559) 790-5682	Lal, Manohar
CA	Garden Grove	12879 Harbor Blvd	92840	757-496-3200	Dragas, Matt
CA	Sacramento	1420 65th St	95819	(209) 684-6832	Dhanda, Randeep
CA	Spring Valley	515 Sweetwater Rd	91977	(619) 733-6522	Kasawdish, Franci
CA	TBD	TBD	TBD	(530) 917-3657	Singh, Manvir
CA	TBD	TBD	TBD	(510) 304-9056	Chadha, Swaran
CA	TBD	TBD	TBD		Gill, Kamaljit
CA	Van Nuys	14523 A	91405	(747) 900-6175	Lee, Denise
CA	San Francisco	Site TBD	94538		Kang, Anoop
CO	Fountain	TBD	80817	(719) 237-2279	Hart, George
FL	Jacksonville	TBD	TBD		Desai, Nick
FL	Melbourne	1270 N Wickham Rd	32935	(561) 281-7624	Patel, Amish
FL	Orlando	TBD	TBD		Patel, Sandip
FL	Orlando	TBD	TBD	(847) 942-4324	Gillani, Fayyaz
FL	TBD	TBD	TBD		O'Neil, Greg (BGO)
GA	Atlanta	TBD	TBD	(678) 350-3615	Punja, Soomer
IL	Buffalo Grove	700 E. Lake Cook Rd	60089	(847) 942-4324	Gillani, Fayyaz
MA	Boston	1 Harborside Dr	02128	(972) 624-1043	Mallet, Roz
MD	Baltimore	857 E Fort Avenue	21230	(443) 846-4822	Patel, Nilkanth
MD	Baltimore	TBD	TBD	302-290-7518	Pancake, Bobby
MD	Milford Mill	2835 Rolling Rd	21244	(443) 310-0886	Singh, Ranmeet
ME	South Portland	180 Waterman Drive	04106	(612) 209-3583	Cole, Jason M.
MN	Stillwater	2000 Market Drive	55082	(715) 832-5018	Thielbar, Ray
NC	Greensboro	TBD	TBD		Brahmbhatt, Jeet
NE	Omaha	3116 S 24th St	68108	(402) 573-1216	DRM, INC.
NE	Scottsbluff	TBD	69361	(214) 998-1515	Patel, Bhavesh M.
NJ	Voorhees	1120 White Horse Rd	08043	(917) 364-3444	Litman, Jack
NJ	Wanaque	1355 Ringwood Avenue	07420	(201) 543-7701	Mulholland, William (Bill)
NY	Bronx	1385 Metropolitan Avenue	10462	(516) 603-7234	Westside Wings
NY	Buffalo	TBD	TBD	(201) 815-9686	Patel, Nishit K.
NY	Cicero	8603 Brewerton rd	13039	(315) 767-5894	Lofberg, Garth
NY	Shirley	999 Montauk Highway	11967	(203) 470-1941	Jain, Sanjay
OH	Mayfield Heights	6059 Mayfield Rd	44124	419-783-8896	Grube, Steven R.

Franchise Agreements Signed But Outlet Not Opened As of December 31, 2023					
State	**City**	**Address**	**Zip**	**Phone #**	**Franchisee Entity**
TN	Nashville	TBD	TBD	(917) 363-2828	Morgan, Thomas
TX	Amarillo	TBD	TBD	806-783-8774	Howard, Kendall
TX	Austin	TBD	TBD		JHAVER, NOORDIN
TX	Portland	TBD	78374	(361) 777-6057	Punjwani, Tajuddin
WI	Waukesha	N Grandview Blvd	53188	(847) 668-6842	Rasha, Kardo

List of Developers		
State(s)	**Developer**	**Phone Number**
AL	Barbour, Robert Sterling	(205) 991-1955
CA	Chadha, Swaran	(510) 304-9056
CA	Dhanda, Randeep	(209) 684-6832
CA	Dragas, Matt	(757) 496-3200
CA	Gill, Kamaljit	
CA AND OH	Grube, Steven R.	(419) 783-8896
CA	Kang, Anoop	
CA	Kasawdish, Franci	(619) 733-6522
CA	Lal, Manohar	(559) 790-5682
CA	Lee, Denise	(747) 900-6175
CA	Singh, Manvir	(530) 917-3657
CO	Hart, George	(719) 237-2279
CO, NE & WY	Patel, Bhavesh M.	(214) 998-1515
DE AND MD	Pancake, Bobby	(302) 290-7518
FL	Cloe, Tim	
FL	Desai, Nick	
FL AND IL	Gillani, Fayyaz	(847) 942-4324
FL	O'Neil, Greg (BGO)	
FL	Patel, Amish	(561) 281-7624
FL	Patel, Sandip	
FL	Rassasy Group	(617) 671-8588
FL AND TN	Fellows, George	(917) 957-6085
GA	Kuzminsky, Michael	(904) 722-1349
GA	Punja, Soomer	(678) 350-3615
IL	Patel, Kajal	(708) 491-6481
IL	Patel, Nilesh	(847) 372-0904
KY	Page, James (Jay)	
MA	Mallet, Roz	(972) 624-1043
MD	Patel, Hiren	(443) 472-6140
MD AND WASHINGTON, DC	Patel, Nilkanth	(443) 846-4822
MD	Singh, Ranmeet	(443) 310-0886

List of Developers		
State(s)	**Developer**	**Phone Number**
ME	Cole, Jason M.	(612) 209-3583
MI	Ward, Kent	(586) 781-0591
MN	Thielbar, Ray	(715) 832-5018
NC	Brahmbhatt, Jeet	
NC	Patel, Pathik D.	(609) 576-6826
NE AND WI	DRM, INC.	(402) 573-1216
NY	Abbas, Fawad	
NY	Ahluwalia Group (Neeraj, Dalijeet & Jasjeet)	(347) 414-0084
NY	Jain, Sanjay	(203) 470-1941
NY AND PA	Litman, Jack	(917) 364-3444
NY	Lofberg, Garth	(315) 767-5894
NY	Mitra, Sunandan	(718) 786-1844
NY	Mulholland, William (Bill)	(201) 543-7701
NY	Patel, Nishit K.	(201) 815-9686
NY AND PA	Westside Wings	(516) 603-7234
OH	Shah, Harshil	
PA	Patel, Shital	
TN	Frizzell, Ben	(423) 534-9777
TN	Morgan, Thomas	(917) 363-2828
TX	Howard, Kendall	(806) 783-8774
TX	JHAVER, NOORDIN	
TX	Mehra, Sanjay	
TX	Merritt, Kenneth R. (Ken)	
TX	Olexa, Erwin Christopher (Chris)	(409) 866-9897
TX	Punjwani, Tajuddin	(361) 777-6057
TX	Quality Brand Group	
TX	Sandhu, Jasmine	(281) 433-7196
WA	DATTA/CHOPRA	(916) 870-3402
WASHINGTON, DC	Patel, Hitesh V.	
WASHINGTON, DC	Patel, Trishna	
WI	Rasha, Kardo	(847) 668-6842

EXHIBIT F

LIST OF FORMER FRANCHISEES
AS OF DECEMBER 31, 2023

NONE.

EXHIBIT G

FORM OF RELEASE AGREEMENT

FORM OF RELEASE AGREEMENT
(Subject to Change by Buffalo Wild Wings International, Inc.)

This **RELEASE AGREEMENT** (the "**Agreement**") is entered into as of _______________ (the "**Effective Date**") by and between Buffalo Wild Wings International, Inc. ("**Franchisor**"), ___________________________("**Franchisee**").

BACKGROUND

A. Franchisor and Franchisee entered into that certain Buffalo Wild Wings-GO® Franchise Agreement dated _________________, _______ ("**Franchise Agreement**") for the development and operation of that certain BWW-GO® restaurant located at ____________________________ ("**Franchised Restaurant**").

B. [**Note**: Describe the circumstances relating to the release.]

C. For the reasons described herein, Franchisee now desires to release any and all claims that may exist relating to the Franchise Agreement and Franchisee's relationship with Franchisor.

NOW, THEREFORE, in consideration of the promises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1. [**Note**: Describe any term(s) agreed to by the parties]

2. **Release**.

a. Franchisee, on behalf of itself and their predecessors and affiliates, each of their respective owners, officers, directors, managers, employees and agents, and all of their respective heirs, representatives, administrators, trustees, beneficiaries, successors, and assigns (collectively, the "**Franchisee Parties**"), do hereby absolutely and irrevocably release and discharge Franchisor, its predecessors and affiliates, each of their respective owners, officers, directors, managers, employees and agents, and all of their respective heirs, representatives, administrators, successors, and assigns (collectively, the "**Franchisor Parties**"), of and from any and all claims, obligations, debts, proceedings, demands, actions, causes of action, liabilities, costs, expenses, losses and damages, whether known or unknown, vested or contingent, which any of the Franchisee Parties now has, ever had, or, but for this release, hereafter would or could have against any of the Franchisor Parties as of the Effective Date directly or indirectly relating to or arising out of the Franchise Agreement, the Franchised Restaurant, or the relationship between Franchisor or its affiliate, on the one hand, and any of the Franchisee Parties, on the other hand (collectively, the "**Released Claims**").

b. Franchisee, on behalf of itself and the other Franchisee Parties, represent and warrant to Franchisor that none of them has assigned or otherwise sold, conveyed,

transferred, pledged, or granted a security interest in or lien upon any of the Released Claims. Franchisee, on behalf of itself and the other Franchisee Parties, covenant not to sue any of the Franchisor Parties (or any of their respective successors and assigns) on or related to any of the Released Claims.

c. Franchisee, on behalf of itself and the other Franchisee Parties, hereby waive and relinquish every right or benefit which any of them has under any federal or state law, rule or regulation limiting the effectiveness of releases, to the fullest extent that they may lawfully waive such right or benefit. In connection with this waiver and relinquishment, with respect to the Released Claims, the Franchisee Parties acknowledge that they may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of this release, but that it is the Franchisee Parties' intention, fully, finally and forever to settle and release all such Released Claims, known or unknown, suspected or unsuspected, which now exist, may exist or did exist, and, in furtherance of such intention, the releases given hereunder shall be and remain in effect as full and complete releases, notwithstanding the discovery or existence of any such additional or different facts.

3. **General Provisions**.

a. Construction. The Background is incorporated herein by reference and made a part of this Agreement. If Franchisee is comprised of more than one individual or entity, then all representations, warranties, liabilities and obligations of the relevant party shall be joint and several among the relevant parties. The captions of the sections and paragraphs of this Agreement are intended only as aids in locating provisions hereof, are not a part of the context hereof and shall be ignored in construing this Agreement. Capitalized terms used but not defined herein shall have the meaning given to them under the Franchise Agreement. Wherever the context may require, any pronouns used hereunder shall include the corresponding masculine, feminine or neutral form, and the singular forms of nouns and pronouns shall include the plural, and vice versa. Unless otherwise specified, all references to a number of days shall mean calendar days and not business days. References to any contracts, instruments or agreements shall include any and all amendments, restatements, extensions, supplements or other modifications to those contracts, instruments or agreements from time to time. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter. This Agreement has been fully and freely negotiated by the parties, shall be considered as having been drafted jointly by the parties, and shall be interpreted and construed as if so drafted, without construction in favor of or against any party on account of their participation in the drafting of this Agreement. This Agreement may be executed in more than one counterpart, and by electronic signature, each of which constitutes an original.

b. Binding Effect. This Agreement inures to the benefit of and shall be binding on the parties hereto and their respective successors and assigns.

c. Governing Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, without regard to its conflicts of laws rules. All legal proceedings relating to this Agreement must be brought or otherwise commenced only in the state or federal courts of Georgia.

d. Entire Agreement; Amendments. This Agreement, and the documents referred to herein, represent the entire agreement among the parties hereto respecting the subject matter hereof. No statements, promises or representations have been made by any party hereto to any other, or relied upon by any party hereto, and no consideration has been offered, promised, or expected, except as expressly provided in this Agreement and the documents referred to herein. No waiver of or failure to enforce any provision in this Agreement shall be binding upon any party hereto unless made in writing and signed by that party. No amendment will be binding unless in writing and signed by the party against whom enforcement is sought.

e. Severability. If any term or provision of this Agreement or the application thereof to any person, entity or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons, entities or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

f. No Related Party Liability. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, subsidiary, affiliate, controlling party, entity under common control, ownership or management, vendor, service provider, agent, attorney or representative of Franchisor or any of its affiliated entities shall have any liability for any obligations or liabilities under this Agreement of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

g. Washington Franchisees. If the BWW-GO Restaurant is located in Washington, or Franchisee is a resident of Washington, the following shall apply:

> This release does not apply to claims arising under the Washington Franchise Investment Protection Act, RCW 19.100 and the rules adopted thereunder.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement effective as of the Effective Date.

FRANCHISOR:

Buffalo Wild Wings International, Inc.

____
By:_________________________________
Its:_________________________________

FRANCHISEE:

____

____
By:_________________________________
Its:_________________________________

EXHIBIT H

STATE-SPECIFIC ADDITIONAL DISCLOSURES AND AGREEMENT RIDERS

**ADDITIONAL DISCLOSURES FOR THE
BUFFALO WILD WINGS-GO
FRANCHISE DISCLOSURE DOCUMENT OF
BUFFALO WILD WINGS INTERNATIONAL, INC.**

The following are additional disclosures for the **BUFFALO WILD WINGS-GO** Franchise Disclosure Document of **BUFFALO WILD WINGS INTERNATIONAL, INC.** required by various state franchise laws. Each provision of these additional disclosures will not apply unless, with respect to that provision, the jurisdictional requirements of the applicable state franchise registration and disclosure law are met independently without reference to these additional disclosures.

NO WAIVER OF DISCLAIMER OF RELIANCE IN CERTAIN STATES

The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

> No statement, questionnaire or acknowledgment signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

CALIFORNIA

1. THE CALIFORNIA FRANCHISE INVESTMENT LAW REQUIRES THAT A COPY OF ALL PROPOSED AGREEMENTS RELATING TO THE SALE OF THE FRANCHISE BE DELIVERED TOGETHER WITH THE DISCLOSURE DOCUMENT.

2. SECTION 31125 OF THE FRANCHISE INVESTMENT LAW REQUIRES US TO GIVE YOU A DISCLOSURE DOCUMENT APPROVED BY THE COMMISSIONER OF FINANCIAL PROTECTION & INNOVATION BEFORE WE ASK YOU TO CONSIDER A MATERIAL MODIFICATION OF YOUR FRANCHISE AGREEMENT.

3. OUR WEBSITE, www.buffalowildwings.com, HAS NOT BEEN REVIEWED OR APPROVED BY THE CALIFORNIA DEPARTMENT OF FINANCIAL PROTECTION & INNOVATION. ANY COMPLAINTS CONCERNING THE CONTENT OF THE WEBSITE MAY BE DIRECTED TO THE CALIFORNIA DEPARTMENT OF FINANCIAL PROTECTION & INNOVATION AT www.dfpi.ca.gov.

4. The following language is added to the "Special Risks to Consider About *This* Franchise" page:

Spousal Liability. While your spouse need not sign a personal guarantee unless he or she is an owner of the legal entity that is the franchisee, the fact that California is a community-property state means that both your and your spouse's marital and personal assets, including your house, could be lost if your franchise fails.

5. The following is added at the end of Item 1:

To the extent it is applicable, you must comply with California Assembly Bill 1228, codified at Cal. Lab. Code §§ 1474-1475 (the "Fast Food Act"), which may set health, safety, and employment standards related to your employees, including standards on minimum wages, working hours, and working conditions.

6. The following is added at the end of Item 3:

Neither we, nor any person in Item 2 of the disclosure document, is subject to any currently-effective order of any national securities association or national securities exchange, as defined in the Securities Exchange Act of 1934, 15 U.S.C.A. Sections 78a et seq., suspending or expelling such person from membership in that association or exchange.

7. The following language is added at the end of Item 5:

The Department has determined that either the franchisor has not demonstrated it is adequately capitalized or that the franchisor must rely on franchise fees to fund operations. The Commissioner has imposed a fee deferral condition.

Therefore, despite the payment provisions above, payment of all initial fees is postponed until after all of the franchisor's initial obligations are complete and the Restaurant is open for business.

For area development offerings, the portion of the Development Fee attributable to an individual Restaurant in the Development Schedule is deferred until after all of franchisor's initial obligations are complete that Restaurant is open.

8. The following language is added to the end of Items 5, 6, and 11:

We currently do not provide any training or assistance related to, or charge any initial or ongoing fees related to, the development or implementation of any standards, policies, or procedures that may be required under the Fast Food Act. It is solely your responsibility to determine whether the Fast Food Act applies to your franchise and, to the extent it does apply, to comply with the Fast Food Act when developing and constructing your restaurant, operating your franchise, and training and supervising your employees.

9. The following language is added to Item 6, in the "Remarks" column for Line Item entitled "Interest on Late Payments":

In California, the highest interest rate permitted by law is 10%.

10. The following language is added to the end of Item 7, footnote 13:

The additional funds estimate takes into account any increased costs that you may incur related to complying with the Fast Food Act (such as increased wages), based on the Fast Food Act standards that are in effect as of the date of this disclosure document.

11. The following paragraphs are added at the end of Item 17:

California Business and Professions Code Sections 20000 through 20043 provide rights to franchisees concerning termination, transfer, or non-renewal of a franchise. If the Franchise Agreement contains a provision that is inconsistent with the law, and the law applies, then the law will control.

The Franchise Agreement and Area Development Agreement contain a covenant not to compete that extends beyond termination of the franchise. This provision might not be enforceable under California law.

The Franchise Agreement and Area Development Agreement provide for termination upon insolvency. This provision might not be enforceable under federal bankruptcy law (11 U.S.C.A. Sections 101 et seq.).

The Franchise Agreement and Area Development Agreement require application of the laws of the State of Georgia. This provision might not be enforceable under California law.

You must sign a general release of claims if you renew or transfer the franchise. California Corporations Code Section 31512 provides that any condition, stipulation, or provision purporting to bind any person acquiring any franchise to waive compliance with any provision of that law or any rule or order thereunder is void. Section 31512 might void a waiver of your rights under the Franchise Investment Law (California Corporations Code Sections 31000 – 31516). Business and Professions Code Section 20010 might void a waiver of your rights under the Franchise Relations Act (Business and Professions Code Sections 20000 – 20043).

No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision

supersedes any other term of any document executed in connection with the franchise.

HAWAII

THESE FRANCHISES WILL BE OR HAVE BEEN FILED UNDER THE FRANCHISE INVESTMENT LAW OF THE STATE OF HAWAII. FILING DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION OR ENDORSEMENT BY THE DIRECTOR OF REGULATORY AGENCIES OR A FINDING BY THE DIRECTOR OF REGULATORY AGENCIES THAT THE INFORMATION PROVIDED HEREIN IS TRUE, COMPLETE AND NOT MISLEADING.

THE FRANCHISE INVESTMENT LAW MAKES IT UNLAWFUL TO OFFER OR SELL ANY FRANCHISE IN THIS STATE WITHOUT FIRST PROVIDING TO THE PROSPECTIVE FRANCHISEE, OR SUBFRANCHISOR, AT LEAST SEVEN DAYS PRIOR TO THE EXECUTION BY THE PROSPECTIVE FRANCHISEE OF ANY BINDING FRANCHISE OR OTHER AGREEMENT, OR AT LEAST SEVEN DAYS PRIOR TO THE PAYMENT OF ANY CONSIDERATION BY THE FRANCHISEE, OR SUBFRANCHISOR, WHICHEVER OCCURS FIRST, A COPY OF THE DISCLOSURE DOCUMENT, TOGETHER WITH A COPY OF ALL PROPOSED AGREEMENTS RELATING TO THE SALE OF THE FRANCHISE.

THIS DISCLOSURE DOCUMENT CONTAINS A SUMMARY ONLY OF CERTAIN MATERIAL PROVISIONS OF THE FRANCHISE AGREEMENT. THE CONTRACT OR AGREEMENT SHOULD BE REFERRED TO FOR A STATEMENT OF ALL RIGHTS, CONDITIONS, RESTRICTIONS AND OBLIGATIONS OF BOTH THE FRANCHISOR AND THE FRANCHISEE.

The following paragraph is added to the end of Item 17 of the disclosure document:

> No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

MARYLAND

1. The following language is added as the last paragraph of Items 5 and 7:

> Based upon the franchisor's financial condition, the Maryland Securities Commissioner has required a financial assurance. Therefore, we will defer your payment of the initial franchise fee due to us under the Franchise Agreement until we have fulfilled all our initial obligations to you under the Franchise Agreement

and you have commenced operating the BWW-GO Restaurant. You must pay us the initial franchise fee on the day you begin operating your BWW-GO Restaurant.

In addition, we will defer your payment of the development fee due to us under an Area Development until we have fulfilled all our initial obligations to you and you have commenced operating your first BWW-GO Restaurant. You must pay us the development fee due under a Development Rights Rider to the Franchise Agreement on the day you begin operating your first BWW-GO Restaurant.

2. The following language is added to the end of the "Summary" sections of Item 17(c), entitled Requirements for franchisee to renew or extend, and Item 17(m), entitled Conditions for franchisor approval of transfer:

Any release required as a condition of renewal and/or assignment/transfer will not apply to any liability under the Maryland Franchise Registration and Disclosure Law.

3. The following language is added to the end of the "Summary" section of Item 17(h), entitled "Cause" defined – non-curable defaults:

Termination upon insolvency might not be enforceable under federal bankruptcy law (11 U.S.C. Sections 101 et seq.), but we will enforce it to the extent enforceable.

4. The following sentence is added to the end of the "Summary" section of Item 17(v), entitled Choice of forum:

You may bring suit in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law.

5. The "Summary" section of Item 17(w), entitled Choice of law, is amended to read as follows:

Except for federal law, and except as otherwise required by the Maryland Franchise Registration and Disclosure Law, Georgia law governs.

6. The following paragraphs are added to the end of the chart in Item 17:

You must bring any claims arising under the Maryland Franchise Registration and Disclosure Law within 3 years after the grant of the franchise.

No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision

supersedes any other term of any document executed in connection with the franchise.

MINNESOTA

1. The following language is added to the end of Item 13:

The State of Minnesota considers it unfair to not protect your rights to use the trademarks. Therefore, to the extent required by Minnesota Stat. §80C.12, Subd. 1(g), we will protect your right to use the trademarks, service marks, trade names, logotypes or other commercial symbols or indemnify you from any loss, costs or expenses arising out of any claim, suit or demand regarding the use of the name.

2. The following paragraphs are added at the end of the chart in Item 17:

With respect to franchises governed by Minnesota law, we will comply with Minn. Stat. Sec. 80C.14, Subds. 3, 4 and 5 which require, except in certain specified cases, that you be given 90 days' notice of termination (with 60 days to cure) of the Franchise Agreement and 180 days' notice for non-renewal of the Franchise Agreement.

Minn. Stat. Sec. 80C.21 and Minn. Rule 2860.4400J prohibit us from requiring litigation to be conducted outside Minnesota, requiring waiver of a jury trial, or requiring you to consent to injunctive relief, liquidated damages, termination penalties, or judgment notes. In addition, nothing in the disclosure document or Franchise Agreement can abrogate or reduce any of your rights as provided for in Minnesota Statutes 1984, Chapter 80C, or your rights to any procedure, forum, or remedies provided for by the laws of the jurisdiction.

Any release required as a condition of renewal, sale and/or transfer/assignment will not apply to the extent prohibited by applicable law with respect to claims arising under Minn. Rule 2860.4400D.

No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

NORTH DAKOTA

1. The "Summary" sections of Items 17(c) and 17(m) are amended by adding the following:

> However, any release required as a condition of renewal and/or assignment/transfer will not apply to the extent prohibited by the North Dakota Franchise Investment Law.

2. The "Summary" section of Item 17(i) is amended by adding the following:

> The Commissioner has determined termination or liquidated damages to be unfair, unjust, and inequitable within the intent of Section 51-19-09 of the North Dakota Franchise Investment Law. However, we and you agree to enforce these provisions to the extent the law allows.

3. The "Summary" section of Item 17(r) is amended by adding the following:

> Covenants not to compete such as those mentioned above generally are considered unenforceable in North Dakota. However, we will seek to enforce them to the extent enforceable.

4. The "Summary" section of Item 17(v) is amended by adding the following:

> To the extent required by the North Dakota Franchise Investment Law, you may bring an action in North Dakota.

5. The "Summary" section of Item 17(w) is amended by adding the following:

> Except for federal law, North Dakota law applies.

6. The following paragraph is added to the end of Item 17 of the disclosure document:

> No statement, questionnaire, or Acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

RHODE ISLAND

1. The following language is added to the end of the “Summary” section of Item 17(v), entitled Choice of forum:

> Litigation generally must be where we have our principal business address at the time the action is commenced (it currently is in Atlanta, Georgia), except that, to the extent required by the Rhode Island Franchise Investment Act, you may bring an action in Rhode Island.

2. The following language is added to the end of the “Summary” section of Item 17(w), entitled Choice of law:

> Except for federal law, and except as otherwise required by the Rhode Island Franchise Investment Act, Georgia law applies.

3. The following paragraph is added to the end of Item 17 of the disclosure document:

> No statement, questionnaire, or Acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

VIRGINIA

1. The following language is added to the end of the “Summary” section of Item 17(h), entitled “Cause” defined – non-curable defaults:

> Pursuant to Section 13.1-564 of the Virginia Retail Franchising Act, it is unlawful for a franchisor to cancel a franchise without reasonable cause. If any grounds for default or termination stated in the Franchise Agreement do not constitute “reasonable cause,” as that term may be defined in the Virginia Retail Franchising Act or the laws of Virginia, that provision might not be enforceable.

2. The following paragraph is added to the end of Item 17 of the disclosure document:

> No statement, questionnaire, or Acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision

supersedes any other term of any document executed in connection with the franchise.

WASHINGTON

1. The following language is added to the "Special Risks to Consider About *This* Franchise" page:

Short Operating History. The Buffalo Wild Wings Go brand and concept is at an early stage of development and has a limited operating history. This franchise is likely to be a riskier investment than a franchise with a brand and concept with a longer operating history.

Use of Franchise Brokers. The franchisor may use the services of franchise brokers to assist it in selling franchises. A franchise broker represents the franchisor and is paid a fee for referring prospects to the franchisor and/or selling the franchise. Do not rely only on the information provided by a franchise broker about a franchise. Do your own investigation by contacting the franchisor's current and former franchisees to ask them about their experience with the franchisor.

2. The following disclosures are hereby added to Item 17:

In the event of a conflict of laws, the provisions of the Washington Franchise Investment Protection Act, Chapter 19.100 RCW will prevail.

RCW 19.100.180 may supersede the Franchise Agreement in your relationship with us including the areas of termination and renewal of your franchise. There may also be court decisions which may supersede the Franchise Agreement in your relationship with us including the areas of termination and renewal of your franchise.

In any arbitration or mediation involving a franchise purchased in Washington, the arbitration or mediation site will be either in the state of Washington, or in a place mutually agreed upon at the time of the arbitration or mediation, or as determined by the arbitrator or mediator at the time of arbitration or mediation. In addition, if litigation is not precluded by the Franchise Agreement, you may bring an action or proceeding arising out of or in connection with the sale of franchises, or a violation of the Washington Franchise Investment Protection Act, in Washington.

A release or waiver of rights executed by a franchisee may not include rights under the Washington Franchise Investment Protection Act or any rule or order thereunder except when executed pursuant to a negotiated settlement after the Franchise Agreement is in effect and where the parties are represented by independent counsel. Provisions such as those which unreasonably restrict or limit the statute of limitations period for claims under the Act, or rights or remedies under the Act such as a right to a jury trial, may not be enforceable.

Transfer fees are collectable to the extent that they reflect our reasonable estimated or actual costs in effecting a transfer.

Pursuant to RCW 49.62.020, a noncompetition covenant is void and unenforceable against an employee, including an employee of a franchisee, unless the employee's earnings from the party seeking enforcement, when annualized, exceed $100,000 per year (an amount that will be adjusted annually for inflation). In addition, a noncompetition covenant is void and unenforceable against an independent contractor of a franchisee under RCW 49.62.030 unless the independent contractor's earnings from the party seeking enforcement, when annualized, exceed $250,000 per year (an amount that will be adjusted annually for inflation). As a result, any provisions contained in the Franchise Agreement or elsewhere that conflict with these limitations are void and unenforceable in Washington.

RCW 49.62.060 prohibits a franchisor from restricting, restraining, or prohibiting a franchisee from (i) soliciting or hiring any employee of a franchisee of the same franchisor or (ii) soliciting or hiring any employee of the franchisor. As a result, any such provisions contained in the Franchise Agreement or elsewhere are void and unenforceable in Washington.

No statement, questionnaire, or Acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

ASSURANCE OF DISCONTINUANCE
STATE OF WASHINGTON

To resolve an investigation by the Washington Attorney General and without admitting any liability, we have entered into an Assurance of Discontinuance ("AOD") with the State of Washington, where we have agreed to remove from our form franchise agreement a provision which restricts a franchisee from soliciting and/or hiring the employees of our other franchisees, which the Attorney General alleges violates Washington state and federal antitrust and unfair practices laws. We have agreed, as part of the AOD, to not enforce any such provisions in any existing franchise agreement, to request that our Washington franchisees amend their existing franchise agreements to remove such provisions, and to notify our franchisees about the entry of the AOD. In addition, the State of Washington did not assess any fines or other monetary penalties against us.

THE FOLLOWING PAGES IN THIS EXHIBIT ARE STATE-SPECIFIC RIDERS TO THE FRANCHISE AGREEMENT

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT FRANCHISE AGREEMENT FOR USE IN CALIFORNIA

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is _________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Franchise Agreement dated __________________________, 20__ (the "Franchise Agreement"). This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) any of the offering or sales activity relating to the Franchise Agreement occurred in California, and/or (b) your BWW-GO Restaurant will operate in California.

2. **LIMITATION OF CLAIMS**. The following language is added to the end of Section 12.E of the Franchise Agreement:

> However, to the extent inconsistent with California Corporations Code Sections 31303 and 31304, this provision shall not apply to claims arising under the California Franchise Investment Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Franchise Agreement.

US:	YOU:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________	By:________________________________
Name:_______________________	Name:_____________________________
Title:________________________	Title:______________________________
Date:_________________________	Date:______________________________

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT FRANCHISE AGREEMENT FOR USE IN MARYLAND

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Franchise Agreement dated ___________________________, 20__ (the "Franchise Agreement"). This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) you are a resident of the State of Maryland, or (b) the BWW-GO Restaurant that you will operate under the Franchise Agreement will be located in Maryland.

2. **RELEASES**. The following language is added to the end of Sections 4.B and 11.B(5) of the Franchise Agreement:

> However, such general release will not apply to claims arising under the Maryland Franchise Registration and Disclosure Law.

3. **INITIAL FRANCHISE FEE**. The following language is added to the end of Section 9.A of the Franchise Agreement:

> Based upon our financial condition, the Maryland Securities Commissioner has required a financial assurance. Therefore, we will defer your payment of the initial franchise fee due to us under this Agreement until we have fulfilled all our initial obligations to you under this Agreement and you have commenced operating the Restaurant. You must pay us the initial franchise fee on the day you begin operating your Restaurant.

4. **INSOLVENCY**. The following sentence is added to the end of Section 11.A(4) of the Franchise Agreement:

> This Section might not be enforceable under federal bankruptcy law (11 U.S.C. Sections 101 et seq.), but we will enforce it to the extent enforceable.

5. **GOVERNING LAW**. The following sentence is added to the end of Section 12.A of the Franchise Agreement:

> Maryland law will apply to claims arising under the Maryland Franchise Registration and Disclosure Law.

6. **CONSENT TO JURISDICTION**. The following sentence is added to the end of Section 12.B of the Franchise Agreement:

> However, you may bring an action in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law.

7. **<u>LIMITATION OF CLAIMS</u>**. The following sentence is added to the end of Section 12.E of the Franchise Agreement:

> However, you must bring any claims arising under the Maryland Franchise Registration and Disclosure Law within three (3) years after we grant you the franchise.

8. **<u>ACKNOWLEDGMENTS</u>**. The following is added as a new Section 16 of the Franchise Agreement:

> **16. ACKNOWLEDGMENTS**
>
> All representations requiring you to assent to a release, estoppel, or waiver of liability are not intended to nor shall they act as a release, estoppel, or waiver of any liability incurred under the Maryland Franchise Registration and Disclosure Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Franchise Agreement.

<u>US</u>:	**<u>YOU</u>**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:__________________________	By:________________________________
Name:________________________	Name:______________________________
Title:_________________________	Title:_______________________________
Date:_________________________	Date:_______________________________

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT FRANCHISE AGREEMENT FOR USE IN MINNESOTA

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Franchise Agreement dated ___________________________, 20__ (the "Franchise Agreement"). This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) the BWW-GO Restaurant you will operate under the Franchise Agreement will be located in Minnesota, or (b) any of the franchise offer or sales activity relating to the Franchise Agreement occurred in Minnesota.

2. **TRADEMARKS**. The following is added as a new Section 3.F of the Franchise Agreement:

> The State of Minnesota considers it unfair to not protect your rights to use the trademarks. Therefore, to the extent required by Minnesota Stat. §80C.12, Subd. 1(g), we will protect your right to use the trademarks, service marks, trade names, logotypes or other commercial symbols or indemnify you from any loss, costs or expenses arising out of any claim, suit or demand regarding the use of the name.

3. **RELEASES**. The following language is added to the end of Sections 4.B and 11.B(5) of the Franchise Agreement:

> However, any release required as a condition of renewal, sale and/or assignment/transfer will not apply to the extent prohibited by the Minnesota Franchises Law with respect to claims arising under Minn. Rule 2860.4400D.

4. **GOVERNING LAW/CHOICE OF FORUM**. The following language is added at the end of Sections 12.A and 12.B of the Franchise Agreement:

> Minnesota Statutes, Section 80C.21 and Minnesota Rule 2860.4400(J) prohibit us from requiring litigation to be conducted outside Minnesota. In addition, nothing in the disclosure document or agreement(s) can abrogate or reduce any of your rights as provided for in Minnesota Statutes, Chapter 80C, or franchisee's rights to any procedure, forum or remedies provided for by the laws of the jurisdiction.

5. **INJUNCTIVE RELIEF.** The following language is added to the end of Section 12.C of the Franchise Agreement:

> Notwithstanding the foregoing, Minnesota Rule 2860.4400(J) prohibits Franchisee from being required to consent to the Franchisor obtaining injunctive relief.

Franchisor may seek injunctive relief. Also, a court will determine if a bond is required.

6. **LIMITATION OF CLAIMS**. The following sentence is added to the end of Section 12.E of the Franchise Agreement:

> Minnesota law provides that no action may be commenced under Minn. Stat. Sec. 80C.17 more than three (3) years after the cause of action accrues.

7. **WAIVER OF PUNITIVE DAMAGES AND JURY TRIAL**. If and then only to the extent required by the Minnesota Franchises Law, Section 12.F of the Franchise Agreement are deleted in its entirety.

8. **TERMINATION**. The following language is added at the end of Section 13 of the Franchise Agreement:

> However, with respect to franchises governed by Minnesota law, we will comply with Minn. Stat. Sec. 80C.14, Subds. 3, 4 and 5 which require, except in certain specified cases, that you be given 90 days' notice of termination (with 60 days to cure) and 180 days' notice of non-renewal of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Franchise Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________	By:________________________________
Name:_________________________	Name:______________________________
Title:__________________________	Title:_______________________________
Date:__________________________	Date:_______________________________

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT
FRANCHISE AGREEMENT
FOR USE IN NORTH DAKOTA

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Franchise Agreement dated ___________________________, 20__ (the "Franchise Agreement"). This Rider is being signed because (a) you are a resident of North Dakota and the BWW-GO Restaurant you will operate under the Franchise Agreement will be located in North Dakota, or (b) the offer or sales activity relating to the Franchise Agreement occurred in North Dakota.

2. **RELEASES**. The following language is added to the end of Sections 4.B and 11.B(5) of the Franchise Agreement:

> Any release executed will not apply to the extent otherwise prohibited by applicable law with respect to claims arising under the North Dakota Franchise Investment Law.

3. **COVENANT NOT TO COMPETE.** Section 10.D(2) of the Franchise Agreement is amended by adding the following:

> Covenants not to compete such as those mentioned above are generally considered unenforceable in the State of North Dakota. However, you acknowledge and agree that we intend to seek enforcement of these provisions to the extent allowed under the law.

4. **GOVERNING LAW**. The following language is added at the end of Section 12.A of the Franchise Agreement:

> Notwithstanding the foregoing, to the extent required by the North Dakota Franchise Investment Law, North Dakota law will apply to this Agreement.

5. **CONSENT TO JURISDICTION**. The following language is added at the end of Section 12.B of the Franchise Agreement:

> However, to the extent required by applicable law, you may bring an action in North Dakota.

6. **LIMITATION OF CLAIMS**. The following sentence is added to the end of Section 12.E of the Franchise Agreement:

The statutes of limitations under North Dakota law apply with respect to claims arising under the North Dakota Franchise Investment Law.

7. **WAIVER OF PUNITIVE DAMAGES AND JURY TRIAL**. If and then only to the extent required by the North Dakota Franchise Investment Law, Section 12.F of the Franchise Agreement is deleted in its entirety.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Franchise Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________ Name:________________________ Title:_________________________	By:_______________________________ Name:____________________________ Title:_____________________________
Date:_________________________	Date:______________________________

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT FRANCHISE AGREEMENT FOR USE IN RHODE ISLAND

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is _________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Franchise Agreement dated ___________________________, 20____ (the "Franchise Agreement"). This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) you are a resident of Rhode Island and the BWW-GO Restaurant you will operate under the Franchise Agreement will be located in Rhode Island; and/or (b) any of the offer or sales activity relating to the Franchise Agreement occurred in Rhode Island.

2. **GOVERNING LAW/CONSENT TO JURISDICTION**. The following language is added at the end of Sections 12.A and 12.B of the Franchise Agreement:

> Section 19-28.1-14 of the Rhode Island Franchise Investment Act provides that "A provision in a franchise agreement restricting jurisdiction or venue to a forum outside this state or requiring the application of the laws of another state is void with respect to a claim otherwise enforceable under this Act." To the extent required by applicable law, Rhode Island law will apply to claims arising under the Rhode Island Franchise Investment Act.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Franchise Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	________________________________
By:____________________________	By:____________________________
Name:__________________________	Name:__________________________
Title:___________________________	Title:___________________________
Date:___________________________	Date:___________________________

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT FRANCHISE AGREEMENT FOR USE IN WASHINGTON

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Franchise Agreement dated ___________________________, 20____ (the "Franchise Agreement"). This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) you are domiciled in Washington; and/or (b) BWW-GO Restaurant you will operate under the Franchise Agreement will be located or operated in Washington; and/or (c) any of the offer or sales activity relating to the Franchise Agreement occurred in Washington.

2. **WASHINGTON LAW**. The following paragraphs are added to the end of the Franchise Agreement:

> In the event of a conflict of laws, the provisions of the Washington Franchise Investment Protection Act, Chapter 19.100 RCW will prevail.
>
> RCW 19.100.180 may supersede the Franchise Agreement in your relationship with us including the areas of termination and renewal of your franchise. There may also be court decisions which may supersede the Franchise Agreement in your relationship with us including the areas of termination and renewal of your franchise.
>
> In any arbitration or mediation involving a franchise purchased in Washington, the arbitration or mediation site will be either in the state of Washington, or in a place mutually agreed upon at the time of the arbitration or mediation, or as determined by the arbitrator or mediator at the time of arbitration or mediation. In addition, if litigation is not precluded by the Franchise Agreement, you may bring an action or proceeding arising out of or in connection with the sale of franchises, or a violation of the Washington Franchise Investment Protection Act, in Washington.
>
> A release or waiver of rights executed by a franchisee may not include rights under the Washington Franchise Investment Protection Act or any rule or order thereunder except when executed pursuant to a negotiated settlement after the Franchise Agreement is in effect and where the parties are represented by independent counsel. Provisions such as those which unreasonably restrict or limit the statute of limitations period for claims under the Act, or rights or remedies under the Act such as a right to a jury trial, may not be enforceable.

Transfer fees are collectable to the extent that they reflect our reasonable estimated or actual costs in effecting a transfer.

Pursuant to RCW 49.62.020, a noncompetition covenant is void and unenforceable against an employee, including an employee of a franchisee, unless the employee's earnings from the party seeking enforcement, when annualized, exceed $100,000 per year (an amount that will be adjusted annually for inflation). In addition, a noncompetition covenant is void and unenforceable against an independent contractor of a franchisee under RCW 49.62.030 unless the independent contractor's earnings from the party seeking enforcement, when annualized, exceed $250,000 per year (an amount that will be adjusted annually for inflation). As a result, any provisions contained in the Franchise Agreement or elsewhere that conflict with these limitations are void and unenforceable in Washington.

RCW 49.62.060 prohibits a franchisor from restricting, restraining, or prohibiting a franchisee from (i) soliciting or hiring any employee of a franchisee of the same franchisor or (ii) soliciting or hiring any employee of the franchisor. As a result, any such provisions contained in the Franchise Agreement or elsewhere are void and unenforceable in Washington.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Franchise Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	____________________________
By:_________________________	By:____________________________
Name:_____________________	Name:__________________________
Title:______________________	Title:___________________________
Date:_______________________	Date:___________________________

THE FOLLOWING PAGES IN THIS EXHIBIT ARE STATE-SPECIFIC RIDERS TO THE AREA DEVELOPMENT AGREEMENT

RIDER TO THE BUFFALO WILD WINGS INTERNATIONAL, INC.
AREA DEVELOPMENT AGREEMENT
FOR USE IN CALIFORNIA

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is _________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Area Development Agreement dated __________________________, 20__ (the "Area Development Agreement"). This Rider is annexed to and forms part of the Area Development Agreement. This Rider is being signed because) any of the offering or sales activity relating to the Franchise Agreement occurred in California and/or (b) the BWW-GO Restaurants you will develop under the Area Development Agreement will be operated in California.

2. **LIMITATION OF CLAIMS**. The following language is added to the end of Section 8.D of the Area Development Agreement:

> However, to the extent inconsistent with California Corporations Code Sections 31303 and 31304, this provision shall not apply to claims arising under the California Franchise Investment Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Area Development Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________	By:_________________________________
Name:________________________	Name:______________________________
Title:_________________________	Title:______________________________
Date:_________________________	Date:_______________________________

RIDER TO THE BUFFALO WILD WINGS INTERNATIONAL, INC.
AREA DEVELOPMENT AGREEMENT
FOR USE IN MARYLAND

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is _________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Area Development Agreement dated ___________________________, 20__ (the "Area Development Agreement"). This Rider is annexed to and forms part of the Area Development Agreement. This Rider is being signed because (a) you are a resident of the State of Maryland, or (b) the BWW-GO Restaurants that you will develop and operate under the Area Development Agreement will be located in Maryland.

2. **DEVELOPMENT FEE**. The following language is added to the end of Section 3.A of the Area Development Agreement:

> Based upon the Franchisor's financial condition, the Maryland Securities Commissioner has required a financial assurance. Therefore, all development fees and initial payments by the Area Developer shall be deferred until the first franchise under this Agreement opens.

3. **RELEASES**. The following language is added to the end of Sections 7.B(4) and 7.C(4) of the Area Development Agreement:

> However, such general release will not apply to claims arising under the Maryland Franchise Registration and Disclosure Law.

4. **INSOLVENCY**. The following sentence is added to the end of Section 7.A(4) of the Area Development Agreement:

> This Section might not be enforceable under federal bankruptcy law (11 U.S.C. Sections 101 et seq.), but we will enforce it to the extent enforceable.

5. **GOVERNING LAW**. The following sentence is added to the end of Section 8.A of the Area Development Agreement:

> Maryland law will apply to claims arising under the Maryland Franchise Registration and Disclosure Law.

6. **CONSENT TO JURISDICTION**. The following sentence is added to the end of Section 8.B of the Area Development Agreement:

However, you may bring an action in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law.

7. **LIMITATION OF CLAIMS**. The following sentence is added to the end of Section 8.D of the Area Development Agreement:

However, you must bring any claims arising under the Maryland Franchise Registration and Disclosure Law within three (3) years after we grant you the franchise.

8. **ACKNOWLEDGMENTS**. The following is added as a new Section 12 of the Area Development Agreement:

12. ACKNOWLEDGMENTS

All representations requiring you to assent to a release, estoppel, or waiver of liability are not intended to nor shall they act as a release, estoppel, or waiver of any liability incurred under the Maryland Franchise Registration and Disclosure Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Area Development Agreement.

US:	YOU:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________	By:________________________________
Name:________________________	Name:_____________________________
Title:_________________________	Title:______________________________
Date:_________________________	Date:______________________________

**RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT
AREA DEVELOPMENT AGREEMENT
FOR USE IN MINNESOTA**

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

6. **BACKGROUND**. We and you are parties to that certain Area Development Agreement dated __________________________, 20__ (the "Area Development Agreement"). This Rider is annexed to and forms part of the Area Development Agreement. This Rider is being signed because (a) you are a resident of the State of Minnesota, or (b) the BWW-GO Restaurants that you will develop and operate under the Area Development Agreement will be located in Minnesota.

7. **RELEASES**. The following language is added to the end of Sections 7.B and 7.C(4) of the Area Development Agreement:

> However, any release required as a condition of renewal, sale and/or assignment/transfer will not apply to the extent prohibited by the Minnesota Franchises Law with respect to claims arising under Minn. Rule 2860.4400D.

8. **GOVERNING LAW/CHOICE OF FORUM**. The following language is added at the end of Sections 8.A of the Area Development Agreement:

> Minnesota Statutes, Section 80C.21 and Minnesota Rule 2860.4400(J) prohibit us from requiring litigation to be conducted outside Minnesota. In addition, nothing in the disclosure document or agreement(s) can abrogate or reduce any of your rights as provided for in Minnesota Statutes, Chapter 80C, or franchisee's rights to any procedure, forum or remedies provided for by the laws of the jurisdiction.

4. **LIMITATION OF CLAIMS**. The following sentence is added to the end of Section 8.D of the Area Development Agreement:

> Minnesota law provides that no action may be commenced under Minn. Stat. Sec. 80C.17 more than three (3) years after the cause of action accrues.

5. **WAIVER OF PUNITIVE DAMAGES AND JURY TRIAL**. If and then only to the extent required by the Minnesota Franchises Law, Section 8.E of the Area Development Agreement is deleted in its entirety.

6. **TERMINATION**. The following language is added at the end of Section 9 of the Area Development Agreement:

> However, with respect to franchises governed by Minnesota law, we will comply with Minn. Stat. Sec. 80C.14, Subds. 3, 4 and 5 which require, except in certain specified cases, that you be given 90 days' notice of termination (with 60 days to cure) and 180 days' notice of non-renewal of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Area Development Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:____________________________	By:________________________________
Name:________________________	Name:_____________________________
Title:_________________________	Title:______________________________
Date:__________________________	Date:_______________________________

RIDER TO THE BUFFALO WILD WINGS INTERNATIONAL, INC.
AREA DEVELOPMENT AGREEMENT
FOR USE IN NORTH DAKOTA

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

1. **BACKGROUND**. We and you are parties to that certain Area Development Agreement dated ___________________________, 20__ (the "Area Development Agreement"). This Rider is annexed to and forms part of the Area Development Agreement. This Rider is being signed because (a) you are a resident of North Dakota and the BWW-GO Restaurants you will develop and operate under the Area Development Agreement will be located in North Dakota, or (b) the offer or sales activity occurred in North Dakota.

2. **RELEASES**. The following language is added to the end of Sections 7.B(4) and 7.C(4) of the Area Development Agreement:

> Any release executed will not apply to the extent otherwise prohibited by applicable law with respect to claims arising under the North Dakota Franchise Investment Law.

3. **GOVERNING LAW**. The following language is added at the end of Section 8.A of the Area Development Agreement:

> Notwithstanding the foregoing, to the extent required by the North Dakota Franchise Investment Law, North Dakota law will apply to this Agreement.

4. **CONSENT TO JURISDICTION**. The following language is added at the end of Section 8.B of the Area Development Agreement:

> However, to the extent required by applicable law, you may bring an action in North Dakota.

5. **LIMITATION OF CLAIMS**. The following sentence is added to the end of Section 8.D of the Area Development Agreement:

> The statutes of limitations under North Dakota law apply with respect to claims arising under the North Dakota Franchise Investment Law.

6. **WAIVER OF PUNITIVE DAMAGES AND JURY TRIAL**. If and then only to the extent required by the North Dakota Franchise Investment Law, Section 8.E of the Area Development Agreement is deleted in its entirety.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Area Development Agreement.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________	By:________________________________
Name:________________________	Name:_____________________________
Title:_________________________	Title:______________________________
Date:_________________________	Date:______________________________

RIDER TO THE BUFFALO WILD WINGS-GO RESTAURANT AREA DEVELOPMENT AGREEMENT FOR USE IN WASHINGTON

THIS RIDER is made and entered into by and between **Buffalo Wild Wings International, Inc.**, an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we," "us," or "our"), and ____________, a(n) ____________ whose principal business address is __________________________ ("you" or "your").

3. **BACKGROUND**. We and you are parties to that certain Area Development Agreement dated ___________________________, 20____ (the "Area Development Agreement"). This Rider is annexed to and forms part of the Area Development Agreement. This Rider is being signed because (a) you are domiciled in Washington; and/or (b) BWW-GO Restaurants you will develop and operate under the Area Development Agreement will be located in Washington; and/or (c) any of the offer or sales activity relating to the Area Development Agreement occurred in Washington.

4. **WASHINGTON LAW**. The following paragraphs are added to the end of the Area Development Agreement:

> In the event of a conflict of laws, the provisions of the Washington Franchise Investment Protection Act, Chapter 19.100 RCW will prevail.
>
> RCW 19.100.180 may supersede the Area Development Agreement in your relationship with us including the areas of termination and renewal of your franchise. There may also be court decisions which may supersede the Area Development Agreement in your relationship with us including the areas of termination and renewal of your franchise.
>
> In any arbitration or mediation involving a franchise purchased in Washington, the arbitration or mediation site will be either in the state of Washington, or in a place mutually agreed upon at the time of the arbitration or mediation, or as determined by the arbitrator or mediator at the time of arbitration or mediation. In addition, if litigation is not precluded by the Area Development Agreement, you may bring an action or proceeding arising out of or in connection with the sale of franchises, or a violation of the Washington Franchise Investment Protection Act, in Washington.
>
> A release or waiver of rights executed by a franchisee may not include rights under the Washington Franchise Investment Protection Act or any rule or order thereunder except when executed pursuant to a negotiated settlement after the Area Development Agreement is in effect and where the parties are represented by independent counsel. Provisions such as those which unreasonably restrict or limit the statute of limitations period for claims under the Act, or rights or remedies under the Act such as a right to a jury trial, may not be enforceable.

Transfer fees are collectable to the extent that they reflect our reasonable estimated or actual costs in effecting a transfer.

Pursuant to RCW 49.62.020, a noncompetition covenant is void and unenforceable against an employee, including an employee of a franchisee, unless the employee's earnings from the party seeking enforcement, when annualized, exceed $100,000 per year (an amount that will be adjusted annually for inflation). In addition, a noncompetition covenant is void and unenforceable against an independent contractor of a franchisee under RCW 49.62.030 unless the independent contractor's earnings from the party seeking enforcement, when annualized, exceed $250,000 per year (an amount that will be adjusted annually for inflation). As a result, any provisions contained in the Area Development Agreement or elsewhere that conflict with these limitations are void and unenforceable in Washington.

RCW 49.62.060 prohibits a franchisor from restricting, restraining, or prohibiting a franchisee from (i) soliciting or hiring any employee of a franchisee of the same franchisor or (ii) soliciting or hiring any employee of the franchisor. As a result, any such provisions contained in the Area Development Agreement or elsewhere are void and unenforceable in Washington.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider to be effective as of the Effective Date of the Area Development Agreement.

US:	YOU:
BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation	______________________________
By:___________________________	By:_______________________________
Name:________________________	Name:_____________________________
Title:_________________________	Title:______________________________
Date:_________________________	Date:______________________________

NEW YORK REPRESENTATIONS PAGE

THE FRANCHISOR REPRESENTS THAT THIS PROSPECTUS DOES NOT KNOWINGLY OMIT ANY MATERIAL FACT OR CONTAIN ANY UNTRUE STATEMENT OF A MATERIAL FACT.

State Effective Dates

The following states have franchise laws that require that the Franchise Disclosure Document be registered or filed with the state, or be exempt from registration: California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington, and Wisconsin.

This document is effective and may be used in the following states, where the document is filed, registered or exempt from registration, as of the Effective Date stated below:

State	Effective Date
California	Pending
Hawaii	April 4, 2024
Illinois	March 25, 2024 (Exempt)
Indiana	March 25, 2024
Maryland	Pending
Michigan	March 25, 2024
Minnesota	Pending
New York	March 25, 2024 (Exempt)
North Dakota	Pending
Rhode Island	April 1, 2024
South Dakota	March 29, 2024
Virginia	April 9, 2024
Washington	Pending
Wisconsin	March 25, 2024

Other states may require registration, filing, or exemption of a franchise under other laws, such as those that regulate the offer and sale of business opportunities or seller-assisted marketing plans.

EXHIBIT I

RECEIPTS

RECEIPT

This disclosure document summarizes certain provisions of the Franchise Agreement, Area Development Agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If Buffalo Wild Wings International, Inc. offers you a franchise, it must provide this disclosure document to you at the earlier of 14 calendar days before you sign a binding agreement or payment of consideration in connection with the proposed franchise sale, or sooner if required by applicable state law.

New York requires that we give you this disclosure document at the earlier of the first personal meeting or 10 business days before the signing of a binding agreement or payment of any consideration that relates to the franchise relationship. Michigan requires that we give you this disclosure document at least 10 business days before the execution of any binding agreement or the payment of any consideration, whichever comes first.

If Buffalo Wild Wings International, Inc. does not deliver this disclosure document on time or if it contains a false or misleading statement, or a material omission, a violation of federal and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C., 20580 and the appropriate state agency identified on Exhibit A.

Issuance Date: March 25, 2024

The franchise sellers for this offering are ___________________________, Buffalo Wild Wings International, Inc., Three Glenlake Pkwy NE, Atlanta, Georgia 30328, 678-514-4100.

I received a disclosure document dated March 25, 2024 that included the following Exhibits:

A	List of State Agencies and Agents for Service of Process	D-1	Incentive Amendment to Area Development Agreement
B	Financial Statements and Guarantee	E	List of Franchisees
C	Franchise Agreement	F	List of Former Franchisees
C-1	Incentive Amendment to the Franchise Agreement	G	Form of Release Agreement
C-2	Non-Traditional Rider to the Franchise Agreement	H	State-Specific Additional Disclosures and Agreement Riders
C-3	Multi-Brand Addendum to the Franchise Agreement	I	Receipts
D	Area Development Agreement		

Date:_____________________________

Signed:________________________________
Print Name:____________________________
Address:_______________________________
City:_______________ State:_____________
Zip:__________ Phone: (__)_____________
Email: ________________________________

COPY FOR FRANCHISEE

RECEIPT

This disclosure document summarizes certain provisions of the Franchise Agreement, Area Development Agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If Buffalo Wild Wings International, Inc. offers you a franchise, it must provide this disclosure document to you at the earlier of 14 calendar days before you sign a binding agreement or payment of consideration in connection with the proposed franchise sale, or sooner if required by applicable state law.

New York requires that we give you this disclosure document at the earlier of the first personal meeting or 10 business days before the signing of a binding agreement or payment of any consideration that relates to the franchise relationship. Michigan requires that we give you this disclosure document at least 10 business days before the execution of any binding agreement or the payment of any consideration, whichever comes first.

If Buffalo Wild Wings International, Inc. does not deliver this disclosure document on time or if it contains a false or misleading statement, or a material omission, a violation of federal and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C., 20580 and the appropriate state agency identified on Exhibit A.

Issuance Date: March 25, 2024

The franchise sellers for this offering are __________________________, Buffalo Wild Wings International, Inc., Three Glenlake Pkwy NE, Atlanta, Georgia 30328, 678-514-4100.

I received a disclosure document dated March 25, 2024 that included the following Exhibits:

A	List of State Agencies and Agents for Service of Process	D-1	Incentive Amendment to Area Development Agreement
B	Financial Statements and Guarantee	E	List of Franchisees
C	Franchise Agreement	F	List of Former Franchisees
C-1	Incentive Amendment to the Franchise Agreement	G	Form of Release Agreement
C-2	Non-Traditional Rider to the Franchise Agreement	H	State-Specific Additional Disclosures and Agreement Riders
C-3	Multi-Brand Addendum to the Franchise Agreement	I	Receipts
D	Area Development Agreement		

Date:______________________________

Signed:________________________________
Print Name:____________________________
Address:_______________________________
City:_______________ State:_____________
Zip:__________ Phone: (__)_____________
Email: ________________________________

COPY FOR BUFFALO WILD WINGS INTERNATIONAL, INC.

RECEIPT

This disclosure document summarizes certain provisions of the Franchise Agreement, Area Development Agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If Buffalo Wild Wings International, Inc. offers you a franchise, it must provide this disclosure document to you at the earlier of 14 calendar days before you sign a binding agreement or payment of consideration in connection with the proposed franchise sale, or sooner if required by applicable state law.

New York requires that we give you this disclosure document at the earlier of the first personal meeting or 10 business days before the signing of a binding agreement or payment of any consideration that relates to the franchise relationship. Michigan requires that we give you this disclosure document at least 10 business days before the execution of any binding agreement or the payment of any consideration, whichever comes first.

If Buffalo Wild Wings International, Inc. does not deliver this disclosure document on time or if it contains a false or misleading statement, or a material omission, a violation of federal and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C., 20580 and the appropriate state agency identified on Exhibit A.

Issuance Date: March 25, 2024

The franchise sellers for this offering are ___________________________, Buffalo Wild Wings International, Inc., Three Glenlake Pkwy NE, Atlanta, Georgia 30328, 678-514-4100.

I received a disclosure document dated March 25, 2024 that included the following Exhibits:

A	List of State Agencies and Agents for Service of Process	D-1	Incentive Amendment to Area Development Agreement
B	Financial Statements and Guarantee	E	List of Franchisees
C	Franchise Agreement	F	List of Former Franchisees
C-1	Incentive Amendment to the Franchise Agreement	G	Form of Release Agreement
C-2	Non-Traditional Rider to the Franchise Agreement	H	State-Specific Additional Disclosures and Agreement Riders
C-3	Multi-Brand Addendum to the Franchise Agreement	I	Receipts
D	Area Development Agreement		

Date: Apr 15, 2024

Signed: JACK LITMAN (Apr 15, 2024 11:10 EDT)
Print Name: JACK LITMAN
Address: 31 Bedford
City: Nyc State: Nvy
Zip: 10015 Phone: (__) (917) 364-3444
Email: Jlitman@musnonredtaurants.con

COPY FOR BUFFALO WILD WINGS INTERNATIONAL, INC.

Franchise Disclosure Document (“FDD”)

Final Audit Report 2024-04-15

Created:	2024-04-15
By:	Clarissa Nickerson (clarissa.nickerson@inspirebrands.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAvKhZ02DqX_JlSgGnjCyOPxJp2PLkIUWv

"Franchise Disclosure Document (“FDD”)" History

- Document created by Clarissa Nickerson (clarissa.nickerson@inspirebrands.com)
  2024-04-15 - 3:09:19 PM GMT

- Document emailed to jlitman@themunsonrestaurantgroup.com for signature
  2024-04-15 - 3:09:45 PM GMT

- Email viewed by jlitman@themunsonrestaurantgroup.com
  2024-04-15 - 3:10:05 PM GMT

- Signer jlitman@themunsonrestaurantgroup.com entered name at signing as JACK LITMAN
  2024-04-15 - 3:10:56 PM GMT

- Document e-signed by JACK LITMAN (jlitman@themunsonrestaurantgroup.com)
  Signature Date: 2024-04-15 - 3:10:58 PM GMT - Time Source: server

- Agreement completed.
  2024-04-15 - 3:10:58 PM GMT

FRANCHISE DISCLOSURE DOCUMENT

FRANCHISE DISCLOSURE DOCUMENT

BUFFALO WILD WINGS INTERNATIONAL, INC.
Three Glenlake Pkwy NE
Atlanta, GA 30328
(678) 514-4100
www.buffalowildwings.com

You will operate a Buffalo Wild Wings Sports Bar with a sports entertainment-oriented, casual/fast casual restaurant theme offering a wide variety of chicken wings, sandwiches and other products and beverages, including alcoholic beverages.

The total investment necessary to begin operation of a Buffalo Wild Wings Sports Bar franchise ranges from $2,450,345 to $4,883,320. This includes $12,500 to $156,200 that must be paid to the franchisor or an affiliate. If you sign an Area Development Agreement to develop multiple Buffalo Wild Wings Sports Bars, the total investment necessary to begin operation under the Area Development Agreement is $12,500 to $375,000. This includes $12,500 to $375,000 that must be paid to the franchisor or affiliate.

This disclosure document summarizes certain provisions of your franchise agreement and other information in plain English. Read this disclosure document and all accompanying agreements carefully. You must receive this disclosure document at least 14 calendar days before you sign a binding agreement with, or make any payment to, the franchisor or an affiliate in connection with the proposed franchise sale. **Note, however, that no governmental agency has verified the information contained in this document.**

You may wish to receive your Disclosure Document in another format that is more convenient for you. To discuss the availability of disclosures in different formats, contact the Buffalo Wild Wings Franchise Development Department at Three Glenlake Pkwy NE, Atlanta, Georgia 30328 and (678) 514-4100.

The terms of your contract will govern your franchise relationship. Don't rely on the disclosure document alone to understand your contract. Read all of your contracts carefully. Show your contract and this disclosure document to an advisor, like a lawyer or an accountant.

Buying a franchise is a complex investment. The information in this disclosure document can help you make up your mind. More information on franchising, such as "A Consumer's Guide to Buying a Franchise," which can help you understand how to use this disclosure document, is available from the Federal Trade Commission. You can contact the FTC at 1-877-FTC-HELP or by writing to the FTC at 600 Pennsylvania Avenue NW, Washington, D.C. 20580. You can also visit the FTC's home page at www.ftc.gov for additional information. Call your state agency or visit your public library for other sources of information on franchising.

There may also be laws on franchising in your state. Ask your state agencies about them.

Issuance Date: March 27, 2025

How to Use This Franchise Disclosure Document

Here are some questions you may be asking about buying a franchise and tips on how to find more information:

QUESTION	WHERE TO FIND INFORMATION
How much can I earn?	Item 19 may give you information about outlet sales, costs, profits or losses. You should also try to obtain this information from others, like current and former franchisees. You can find their names and contact information in Item 20 or Exhibits E and F.
How much will I need to invest?	Items 5 and 6 list fees you will be paying to the franchisor or at the franchisor's direction. Item 7 lists the initial investment to open. Item 8 describes the suppliers you must use.
Does the franchisor have the financial ability to provide support to my business?	Item 21 or Exhibit B includes financial statements. Review these statements carefully.
Is the franchise system stable, growing, or shrinking?	Item 20 summarizes the recent history of the number of company-owned and franchised outlets.
Will my business be the only Buffalo Wild Wings in my area?	Item 12 and the "territory" provisions in the franchise agreement describe whether the franchisor and other franchisees can compete with you.
Does the franchisor have a troubled legal history?	Items 3 and 4 tell you whether the franchisor or its management have been involved in material litigation or bankruptcy proceedings.
What's it like to be a Buffalo Wild Wings franchisee?	Item 20 or Exhibits E and F list current and former franchisees. You can contact them to ask about their experiences.
What else should I know?	These questions are only a few things you should look for. Review all 23 Items and all Exhibits in this disclosure document to better understand this franchise opportunity. See the table of contents.

What You Need To Know About Franchising *Generally*

Continuing responsibility to pay fees. You may have to pay royalties and other fees even if you are losing money.

Business model can change. The franchise agreement may allow the franchisor to change its manuals and business model without your consent. These changes may require you to make additional investments in your franchise business or may harm your franchise business.

Supplier restrictions. You may have to buy or lease items from the franchisor or a limited group of suppliers the franchisor designates. These items may be more expensive than similar items you could buy on your own.

Operating restrictions. The franchise agreement may prohibit you from operating a similar business during the term of the franchise. There are usually other restrictions. Some examples may include controlling your location, your access to customers, what you sell, how you market, and your hours of operation.

Competition from franchisor. Even if the franchise agreement grants you a territory, the franchisor may have the right to compete with you in your territory.

Renewal. Your franchise agreement may not permit you to renew. Even if it does, you may have to sign a new agreement with different terms and conditions in order to continue to operate your franchise business.

When your franchise ends. The franchise agreement may prohibit you from operating a similar business after your franchise ends even if you still have obligations to your landlord or other creditors.

Some States Require Registration

Your state may have a franchise law, or other law, that requires franchisors to register before offering or selling franchises in the state. Registration does not mean that the state recommends the franchise or has verified the information in this document. To find out if your state has a registration requirement, or to contact your state, use the agency information in Exhibit A.

Your state also may have laws that require special disclosures or amendments be made to your franchise agreement. If so, you should check the State Specific Addenda. See the Table of Contents for the location of the State Specific Addenda.

Special Risks to Consider About This Franchise

Certain states require that the following risk(s) be highlighted:

1. **<u>Out-of-State Dispute Resolution.</u>** The Franchise Agreement and Area Development Agreement require you to resolve disputes with the franchisor by litigation only in the then-current city of the franchisor's principal business office, which is currently Atlanta, Georgia. Out-of-state litigation may force you to accept a less favorable settlement for disputes. It may also cost you more to litigate with the franchisor in a state other than in your own state.

Certain states may require other risks to be highlighted. Check the "State Specific Addenda" (if any) to see whether your state requires other risks to be highlighted.

THE FOLLOWING PROVISIONS APPLY ONLY TO TRANSACTIONS GOVERNED BY
<u>THE MICHIGAN FRANCHISE INVESTMENT LAW</u>

THE STATE OF MICHIGAN PROHIBITS CERTAIN UNFAIR PROVISIONS THAT ARE SOMETIMES IN FRANCHISE DOCUMENTS. IF ANY OF THE FOLLOWING PROVISIONS ARE IN THESE FRANCHISE DOCUMENTS, THE PROVISIONS ARE VOID AND CANNOT BE ENFORCED AGAINST YOU:

(a) A prohibition on the right of a franchisee to join an association of franchisees.

(b) A requirement that a franchisee assent to a release, assignment, novation, waiver, or estoppel which deprives a franchisee of rights and protections provided in this act. This shall not preclude a franchisee, after entering into a franchise agreement, from settling any and all claims.

(c) A provision that permits a franchisor to terminate a franchise prior to the expiration of its term except for good cause. Good cause shall include the failure of the franchisee to comply with any lawful provision of the franchise agreement and to cure such failure after being given written notice thereof and a reasonable opportunity, which in no event need be more than 30 days, to cure such failure.

(d) A provision that permits a franchisor to refuse to renew a franchise without fairly compensating the franchisee by repurchase or other means for the fair market value at the time of expiration of the franchisee's inventory, supplies, equipment, fixtures, and furnishings. Personalized materials which have no value to the franchisor and inventory, supplies, equipment, fixtures, and furnishings not reasonably required in the conduct of the franchise business are not subject to compensation. This subsection applies only if: (i) the term of the franchise is less than 5 years and (ii) the franchisee is prohibited by the franchise or other agreement from continuing to conduct substantially the same business under another trademark, service mark, trade name, logotype, advertising, or other commercial symbol in the same area subsequent to the expiration of the franchise or the franchisee does not receive at least 6 months advance notice of franchisor's intent not to renew the franchise.

(e) A provision that permits the franchisor to refuse to renew a franchise on terms generally available to other franchisees of the same class or type under similar circumstances. This section does not require a renewal provision.

(f) A provision requiring that arbitration or litigation be conducted outside this state. This shall not preclude the franchisee from entering into an agreement, at the time of arbitration, to conduct arbitration at a location outside this state.

(g) A provision which permits a franchisor to refuse to permit a transfer of ownership of a franchise, except for good cause. This subdivision does not prevent a franchisor from exercising a right of first refusal to purchase the franchise. Good cause shall include, but is not limited to:

(1) The failure of the proposed transferee to meet the franchisor's then current reasonable qualifications or standards.

(2) The fact that the proposed transferee is a competitor of the franchisor or subfranchisor.

(3) The unwillingness of the proposed transferee to agree in writing to comply with all lawful obligations.

(4) The failure of the franchisee or proposed transferee to pay any sums owing to the franchisor or to cure any default in the franchise agreement existing at the time of the proposed transfer.

(h) A provision that requires the franchisee to resell to the franchisor items that are not uniquely identified with the franchisor. This subdivision does not prohibit a provision that grants to a franchisor a right of first refusal to purchase the assets of a franchise on the same terms and conditions as a bona fide third party willing and able to purchase those assets, nor does this subdivision prohibit a provision that grants the franchisor the right to acquire the assets of a franchise for the market or appraised value of such assets if the franchisee has breached the lawful provisions of the franchise agreement and has failed to cure the breach in the manner provided in subdivision (c).

(i) A provision which permits the franchisor to directly or indirectly convey, assign, or otherwise transfer its obligations to fulfill contractual obligations to the franchisee unless provision has been made for providing the required contractual services.

If the franchisor's most recent financial statements are unaudited and show a net worth of less than $100,000.00, the franchisee may request the franchisor to arrange for the escrow of initial investment and other funds paid by the franchisee until the obligations, if any, of the franchisor to provide real estate, improvements, equipment, inventory, training or other items included in the franchise offering are fulfilled. At the option of the franchisor, a surety bond may be provided in place of escrow.

THE FACT THAT THERE IS A NOTICE OF THIS OFFERING ON FILE WITH THE ATTORNEY GENERAL DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION, OR ENDORSEMENT BY THE ATTORNEY GENERAL.

Any questions regarding this notice should be directed to:

State of Michigan
Department of Attorney General
Consumer Protection Division
Attention: Franchise
670 G. Mennen Williams Building
525 West Ottawa
Lansing, Michigan 48933
Telephone Number: (517) 335-7567

TABLE OF CONTENTS

ITEM **PAGE**

EXHIBITS

ITEM 1
THE FRANCHISOR, AND ANY PARENTS, PREDECESSORS AND AFFILIATES

To simplify the language in this franchise disclosure document, "we" or "us" means Buffalo Wild Wings International, Inc., the franchisor. "You" means the person or entity that buys the franchise. If you are a corporation, partnership or other entity, your Principal Owners must sign a Guaranty and Assumption of Obligations, which means that all of the provisions of the Area Development Agreement (Exhibit D) and Franchise Agreement (Exhibits C and C-1, C-2, or C-3 if applicable) also will apply to them. "Principal Owners" means any person or entity who, when or after you sign the Area Development Agreement or Franchise Agreement, directly or indirectly owns a 10% or greater interest in you. However, if we sign the agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications of any person or entity who directly or indirectly owns less than a 10% interest in you, we also may designate that person or entity as a Principal Owner.

We are an Ohio corporation incorporated on May 21, 1990, under the name bw-3 Franchise Systems, Inc. We changed our name to Buffalo Wild Wings International, Inc. on March 26, 2001. Our principal business address is Three Glenlake Pkwy NE, Atlanta, Georgia 30328. We do business under the name "Buffalo Wild Wings" and "Buffalo Wild Wings GO." We have no predecessors. We are a wholly-owned subsidiary of one of our parents, Buffalo Wild Wings, Inc., a Minnesota corporation (our "Parent") that developed the concept for the franchise being offered. Our Parent's principal business address is the same as our address. We began offering franchises in the United States in April 1991 under the names "bw-3" and "Buffalo Wild Wings and Weck." In 1997 we began converting our franchise network from the "bw-3" brand to the BUFFALO WILD WINGS® brand. As of December 29, 2024, there were 1,183 Buffalo Wild Wings Sports Bars operating in the United States (538 franchised and 645 company-owned) and 65 franchised Buffalo Wild Wings or B-Dubs restaurants operating internationally.

Except as noted in this Item, we do not offer, and have never offered, franchises in any other line of business. We have never operated a Buffalo Wild Wings Sports Bar (defined below), although our related companies have owned and operated Buffalo Wild Wings Sports Bars since 1982. We have no other business activities except those described here. If we have an agent for service of process in your state, we disclose that agent in Exhibit A.

The Buffalo Wild Wings Sports Bar Franchise Opportunity

We grant franchises for, and some of our affiliates operate, sports entertainment-oriented, casual/fast casual restaurants/sports bars that feature chicken wings, sandwiches and other products, beverages and services using our certain standards and specifications and otherwise operate under the System (defined below) and the Trademarks (defined below). We call these establishments "Buffalo Wild Wings Sports Bars," and we call the Buffalo Wild Wings Sports Bar that you operate under the Franchise Agreement your "Sports Bar." Your Sports Bar will offer the Menu Items (defined below) and operate at a location we accept (the "Authorized Location") and within a trade area that we designate (the "Designated Area"). The "System" means the Buffalo Wild Wings® System, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may periodically modify and change. "Trademarks" means the BUFFALO WILD WINGS® trademark and service mark and other trademarks, service marks, trade names and logos, as we may periodically modify and change them, and the Trade Dress and other commercial symbols used in the Sports Bar. "Trade Dress" includes the designs, color schemes and image we periodically authorize you to use in operating the Sports Bar, as we may

periodically modify them. "Menu Items" means the chicken wings, sandwiches and other products and beverages prepared according to our specified recipes and procedures, as we may periodically modify and change them, that we periodically authorize for sale at your Sports Bar.

We are currently offering franchises and development rights for full-size Buffalo Wild Wings Sports Bars. But we and our affiliates are always evaluating additional restaurant concepts or other means to deliver products and services to the marketplace, whether on a short-term or long-term basis.

We offer to qualified entities the right to develop multiple Buffalo Wild Wings Sports Bars within a protected territory ("Development Territory") under the terms of the Area Development Agreement. The Area Development Agreement will specify the number of Buffalo Wild Wings Sports Bars you will develop over a specified period (the "Development Schedule"). Either you or approved Developer Subsidiaries (defined below) may develop the Buffalo Wild Wings Sports Bars in the Development Territory. "Developer Subsidiary" means a corporation, limited liability company or other business entity of which you own (directly or indirectly) 100% of the issued and outstanding ownership interests. You or your Developer Subsidiary will sign our then current form of Franchise Agreement for each Buffalo Wild Wings Sports Bar developed in the Development Territory, which currently is the form of Franchise Agreement in this disclosure document but could in the future differ from that form. However, if you fully comply with the Area Development Agreement, each Franchise Agreement that the Area Development Agreement covers will reflect the royalty and franchise fee specified in Items 5 and 6.

We also offer to qualified entities the right to develop a Buffalo Wild Wings Sports Bar at certain locations that are by their nature are unique and separate in character from sites generally developed as a Buffalo Wild Wings Sports Bar. Those locations ("Non-Traditional Locations") include: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories. You will sign our then current form of Franchise Agreement and Non-Traditional Rider for each Buffalo Wild Wings Sports Bar developed at a Non-Traditional Location.

Multi-Brand Locations

We have an arrangement with Arby's Franchisor, LLC, Dunkin' Donuts Franchising LLC, Baskin-Robbins Franchising LLC, Jimmy John's Franchisor SPV, LLC, and Sonic Franchising LLC (each an "Other Franchisor") whereby we, together with the applicable Other Franchisor(s), may offer certain qualified prospects the right to develop and operate a Buffalo Wild Wings Sports Bar at the same location as, and in combination with, an Arby's® restaurant, Dunkin'® restaurant, Baskin-Robbins® restaurant, Jimmy John's® restaurant, and/or Sonic® restaurant (collectively, the "Other Restaurants" and together with a Buffalo Wild Wings Sports Bar, the "Multi-Brand Location").

We expect Multi-Brand Locations to contain a Buffalo Wild Wings Sports Bar and one or more Other Restaurants. The Multi-Brand Location will offer and sell a range of products authorized to be sold under the System and Trademarks, and the franchise system and trademarks of the Other Franchisor(s). The Buffalo Wild Wings Sports Bar and Other Restaurant(s) operating from the Multi-Brand Location may require separate point of sale systems, employees, uniforms, branding, and more for each restaurant.

To operate a Buffalo Wild Wings Sports Bar at a Multi-Brand Location, you (and/or your affiliate) must (i) enter into a Franchise Agreement and the Multi-Brand Addendum attached to this disclosure document as Exhibit C-3 (the "Multi-Brand Addendum" or "MBA") with us for the operation of a Buffalo Wild Wings Sports Bar, and (ii) enter into a franchise and multi-brand addendum for the applicable Other Restaurant(s) with each applicable Other Franchisor for the operation of the Other Restaurant (collectively, each an "Other Franchise Agreement"). We will not grant you the right to operate a Buffalo Wild Wings Sports Bar at a Multi-Brand Location unless each applicable Other Franchisor grants you the right to operate the Other Restaurant and permits that Other Restaurant to be operated at a Multi-Brand Location. The terms of each Other Franchisor's franchise offering, franchise agreement, and related agreements are disclosed in the Other Franchisor's franchise disclosure document, which you must obtain from that Other Franchisor.

Unless otherwise noted, the disclosures in this disclosure document apply to Buffalo Wild Wings Sports Bars that are operated at Multi-Brand Locations.

The BWW-GO Restaurants

We also grant franchises for restaurants that feature chicken wings and other food and beverage products primarily for off-premises consumption using our standards and specifications and that operate under the Buffalo Wild Wings GO® trademarks. We call these establishments "BWW-GO Restaurants." We have offered franchises for BWW-GO Restaurants since December 2020. We have never operated a BWW-GO Restaurant, although our affiliates have operated BWW-GO Restaurants since May 2020. As of December 29, 2024, there were 140 BWW-GO Restaurants operating in the United States (90 franchised and 50 company-owned), of those all were singled-branded Buffalo Wild Wings Sports Bars.

The Market and Competition

Your Sports Bar will offer food products to the general public and the sales are not seasonal. Your competitors include other bars and restaurants, particularly those offering similar food products, alcoholic beverages and video entertainment, including national or regional franchise systems and other chains. We believe that the market for delivery, carry-out and on-premises dining of chicken wings, sandwiches and other products is well developed.

Laws, Rule and Regulations

Federal and state laws exist that govern the food service industry (including health, sanitation and safety regulations regarding food storage, preparation and safety) and the sale of liquor. You must comply with these laws and other laws that apply to businesses generally. In addition to laws and regulations that apply to businesses generally, your Sports Bar must comply with various federal, state and local government regulations, including those relating to site location and building construction, such as the Americans with Disabilities Act; FDA menu labeling requirements; minimum wage laws; laws governing the storage, preparation and sale of food products, including meat products, and sale of alcoholic beverages; health, sanitation and safety regulations relating to food service; laws, ordinances, rules and regulations concerning marketing practices, including the Telephone Consumer Protection Act, CAN-SPAM Act, the Telemarketing Sales Rule; and other relevant laws (including Consumer Product Safety Improvement Act certifications for giveaways or other items in the Sports Bar characterized as "children's products"). Some state and local authorities have also adopted, or are considering adopting, laws or regulations that would affect the content or make-up of food served in Buffalo Wild Wings Sports Bars, such as the level of trans fats and sodium contained in a food item. Additionally, the Patient Protection and Affordable Health Care Act requires employers of a certain size to provide health insurance to its employees, and the Menu Labeling Provisions of the Act require certain Buffalo Wild Wings Sports Bars and retail food establishments to post caloric information on menus and menu boards and to provide additional written nutrition information to consumers upon request. You should consider these

and other laws and regulations when evaluating your purchase of a franchise. It is your sole responsibility to obtain and keep in force all necessary licenses and permits that public authorities require, including an alcoholic beverage vendor's license.

Inspire Brands Affiliated Programs

Another of our parent companies is Inspire Brands, Inc. ("Inspire Brands"), whose principal business address is the same as our address. Inspire Brands is a global, multi-brand restaurant company, launched upon completion of the merger between a parent of the Arby's brand and a parent of the Buffalo Wild Wings brand in February 2018. Subsidiaries of Inspire Brands listed below are our affiliates who own and administer the network of franchised and company-owned restaurants operating under the Arby's, Buffalo Wild Wings, Buffalo Wild Wings-GO, Jimmy John's, Sonic, Dunkin' and Baskin-Robbins brands. Unless otherwise stated, all Inspire Brands' subsidiaries share our principal business address. Except as described below, none of Inspire Brands' subsidiaries have ever operated or offered franchises for Buffalo Wild Wings Sports Bars or offered franchises in any other line of business.

Arby's Franchisor, LLC ("Arby's Franchisor") is the franchisor of Arby's restaurants in the United States and certain countries internationally. Arby's Restaurants offer a variety of high-quality proteins and sides, including slow-roasted, freshly-sliced roast beef, curly fries and shakes. Arby's Franchisor has offered franchises for Arby's restaurants since December 2015, but its predecessors have been franchising Arby's restaurants since 1965. Predecessors and former affiliates of Arby's Franchisor have, in the past, offered franchises for other restaurant concepts including T.J. Cinnamon's® stores that served gourmet baked goods. All of the T.J. Cinnamon's locations have closed. As of December 29, 2024, there were 3,365 Arby's restaurants operating in the United States (2,286 franchised, including 1 franchised Arby's restaurant operating at a Multi-Brand Location, and 1,079 company-owned).

Dunkin' Donuts Franchising LLC ("DD") is the franchisor of Dunkin' restaurants in the United States and certain international territories. DD became a subsidiary of Inspire Brands in December 2020Dunkin' restaurants offer doughnuts, coffee, espresso, breakfast sandwiches, bagels, muffins, compatible bakery products, croissants, snacks, sandwiches and beverages. DD has offered franchises for Dunkin' restaurants since March 2006. As of December 29, 2024, there were 9,768 Dunkin' restaurants operating in the United States (9,734 franchised and 34 company-owned). Of those 9,768 restaurants, 8,480 were single-branded Dunkin' restaurants, 18 were franchised Dunkin' restaurants operating at Multi-Brand Locations, 1 was a company-owned Dunkin' restaurant operating at a Multi-Brand Location, and 1,269 were franchised Dunkin' and Baskin-Robbins combo restaurants.

Baskin-Robbins Franchising LLC ("BR") is the franchisor of Baskin-Robbins restaurants in the United States and certain international territories. BR became a subsidiary of Inspire Brands in December 2020. BR franchises Baskin-Robbins restaurants that offer ice cream, ice cream cakes and related frozen products, beverages and other products and services. BR has offered franchises for Baskin-Robbins restaurants since March 2006. As of December 29, 2024, there were 2,245 franchised Baskin-Robbins restaurants operating in the United States. Of those 2,245 restaurants, 974 were single-branded Baskin-Robbins restaurants, 2 were Baskin-Robbins restaurants operating at Multi-Brand Locations, and 1,269 were Dunkin' and Baskin-Robbins combo restaurants.

Jimmy John's Franchisor SPV, LLC ("JJF") is a franchisor of restaurants operating under the JIMMY JOHN'S® trade name and business system that feature high-quality deli sandwiches, fresh baked breads, and other food and beverage products. JJF became an Affiliated Program through an acquisition in October 2016 and became part of Inspire Brands by merger in 2019. JJF and its predecessor have been franchising since 1993. JJF has not offered franchises in any other line of

business. As of December 29, 2024, there were 2,689 JIMMY JOHN'S® Restaurants operating in the United States (2,647 franchised and 42 company-owned). Of those 2,689 restaurants, 2,668 were singled-branded Jimmy John's restaurants, 20 were franchised Jimmy John's restaurants operating at Multi-Brand Locations, and 1 was a company-owned Jimmy John's restaurant operating at a Multi-Brand Location.

Sonic Franchising LLC ("Sonic") became an Inspire Brands subsidiary in December 2018. Sonic has offered franchises for Sonic restaurants, which serve hot dogs, hamburgers and other sandwiches, tater tots and other sides, a full breakfast menu and frozen treats and other drinks, since May 2011. As of December 29, 2024, there were 3,461 Sonic restaurants operating in the United States (3,144 franchised and 317 company-owned), all of which were singled-branded Sonic restaurants. As of December 29, 2024, there were no Sonic restaurants operating internationally.

Inspire International, Inc. ("Inspire International") was incorporated under the name BWLD Global III, Inc. As part of an internal restructuring, BWLD Global III, Inc. merged with Arby's International, Inc. and Sonic International, Inc. and, as the surviving entity, changed its name to Inspire International, Inc. Inspire International has offered franchises and master franchises for Buffalo Wild Wings Sports Bars, Arby's Restaurants, Sonic restaurants, and/or Jimmy John's restaurants operating outside the United States since its formation in October 2019. As of December 29, 2024, internationally and in Puerto Rico, there were 231 franchised Arby's restaurants, 65 franchised Buffalo Wild Wings or B-Dubs restaurants, and 5 franchised Jimmy John's restaurants.

In addition to DD and BR, the following affiliates offer franchises for Dunkin' and/or Baskin-Robbins restaurants internationally: DB Canadian Franchising ULC ("DB Canada"), DDBR International LLC ("DB China"), DD Brasil Franchising Ltda. ("DB Brasil"), DB Mexican Franchising LLC ("DB Mexico"), and BR UK Franchising LLC ("BR UK"). DB Canada has offered Baskin-Robbins franchises in Canada since its formation in March 2006. DB Brasil has offered a Dunkin' franchises in Brazil since its formation in May 2014. DB Mexico has offered Dunkin' franchises in Mexico since its formation in October 2006. BR UK has offered Baskin-Robbins franchises in the UK since its formation in December 2014. As of December 29, 2024, there were 4,328 single-branded franchised Dunkin' restaurants operating and 5,651 single-branded franchised Baskin-Robbins restaurants operating internationally and in Puerto Rico.

Other Affiliated Franchise Programs

Through control with private equity funds managed by Roark Capital Management, LLC, we are affiliated with the following franchise programs ("Affiliated Programs"). None of these affiliates operate a Buffalo Wild Wings franchise.

GoTo Foods Inc. ("GoTo Foods") is the indirect parent company to seven franchisors, including: Auntie Anne's Franchisor SPV LLC ("Auntie Anne's"), Carvel Franchisor SPV LLC ("Carvel"), Cinnabon Franchisor SPV LLC ("Cinnabon"), Jamba Juice Franchisor SPV LLC ("Jamba"), McAlister's Franchisor SPV LLC ("McAlister's"), Moe's Franchisor SPV LLC ("Moe's"), and Schlotzsky's Franchisor SPV LLC ("Schlotzsky's"). All seven GoTo Foods franchisors have a principal place of business at 5620 Glenridge Drive NE, Atlanta, GA 30342 and have not offered franchises in any other line of business.

Auntie Anne's franchises Auntie Anne's® shops that offer soft pretzels, lemonade, frozen drinks, and related foods and beverages. In November 2010, the Auntie Anne's system became affiliated with GoTo Foods through an acquisition. Auntie Anne's predecessor began offering franchises in January 1991. As of December 31, 2024, there were 1,182 franchised and 11 affiliate-

owned Auntie Anne's shops in the United States and 815 franchised Auntie Anne's shops outside the United States.

Carvel franchises Carvel® ice cream shoppes and is a leading retailer of branded ice cream cakes in the United States and a producer of premium soft-serve ice cream. The Carvel system became an Affiliated Program in October 2001 and became affiliated with GoTo Foods in November 2004. Carvel's predecessor began franchising retail ice cream shoppes in 1947. As of December 31, 2024, there were 336 franchised Carvel shoppes in the United States and 39 franchised Carvel shoppes outside the United States.

Cinnabon franchises Cinnabon® bakeries that feature oven-hot cinnamon rolls, as well as other baked treats and specialty beverages. It also licenses independent third parties to operate domestic and international franchised Cinnabon® bakeries and Seattle's Best Coffee® franchises on military bases in the United States and in certain international countries, and to use the Cinnabon trademarks on products dissimilar to those offered in Cinnabon bakeries. In November 2004, the Cinnabon system became affiliated with GoTo Foods through an acquisition. Cinnabon's predecessor began franchising in 1990. As of December 31, 2024, there were 1,002 franchised and 28 affiliate-owned Cinnabon bakeries in the United States, 1,040 franchised Cinnabon bakeries outside the United States, and 193 franchised Seattle's Best Coffee units outside the United States.

Jamba franchises Jamba® stores that feature a wide variety of fresh blended-to-order smoothies and other cold or hot beverages and offer fresh squeezed juices and portable food items to customers who come for snacks and light meals. Jamba has offered JAMBA® franchises since October 2018. In October 2018, Jamba became affiliated with GoTo Foods through an acquisition. Jamba's predecessor began franchising in 1991. As of December 31, 2024, there were 726 franchised Jamba stores and one affiliate-owned Jamba store in the United States and 61 franchised Jamba stores outside the United States.

McAlister's franchises McAlister's Deli® restaurants that feature deli foods, including hot and cold deli sandwiches, baked potatoes, salads, soups, desserts, iced tea and other food and beverage products. The McAlister's system became an Affiliated Program through an acquisition in July 2005 and became affiliated with GoTo Foods in October 2013. McAlister's or its predecessor have been franchising since 1999. As of December 31, 2024, there were 524 franchised and 36 affiliate-owned McAlister's restaurants in the United States.

Moe's franchises Moe's Southwest Grill® fast casual restaurants which feature fresh-mex and southwestern food. In August 2007, the Moe's system became affiliated with GoTo Foods through an acquisition. Moe's predecessor began offering Moe's Southwest Grill franchises in 2001. As of December 31, 2024, there were 591 franchised and five affiliate-owned Moe's Southwest Grill restaurants in the United States.

Schlotzsky's franchises Schlotzsky's® quick-casual restaurants that feature sandwiches, pizza, soups, and salads. Schlotzsky's signature items are its "fresh-from-scratch" sandwich buns and pizza crusts that are baked on-site every day. In November 2006, the Schlotzsky's system became affiliated with GoTo Foods through an acquisition. Schlotzsky's restaurant franchises have been offered since 1976. As of December 31, 2024, there were 280 franchised and 28 affiliate-owned Schlotzsky's restaurants in the United States.

Primrose School Franchising SPE, LLC ("Primrose") is a franchisor that offers franchises for the establishment, development and operation of educational childcare facilities serving families with children from 6 weeks to 12 years old operating under the Primrose® name. Primrose's principal place of business is

3200 Windy Hill Road SE, Suite 1200E, Atlanta GA 30339. Primrose became an Affiliated Program through an acquisition in June 2008. Primrose and its affiliates have been franchising since 1988. As of December 31, 2024, there were 525 franchised Primrose facilities in the United States. Primrose has not offered franchises in any other line of business.

ME SPE Franchising, LLC ("Massage Envy") is a franchisor of businesses that offer professional therapeutic massage services, facial services, and related goods and services under the name "Massage Envy®" since 2019. Massage Envy's principal place of business is 14350 North 87th Street, Suite 200, Scottsdale, Arizona 85260. Massage Envy's predecessor began operation in 2003, commenced franchising in 2010, and became an Affiliated Program through an acquisition in 2012. As of December 31, 2024, there were 1,009 Massage Envy locations operating in the United States, including 1,000 operated as total body care Massage Envy businesses and 9 operated as traditional Massage Envy businesses. Additionally, Massage Envy's predecessor previously sold franchises for regional developers, who acquired a license for a defined region in which they were required to open and operate a designated number of Massage Envy locations either by themselves or through franchisees that they would solicit. As of December 31, 2024, there were nine regional developers operating 11 regions in the United States. Massage Envy has not offered franchises in any other line of business.

CKE Inc. ("CKE"), through two indirect wholly-owned subsidiaries (Carl's Jr. Restaurants LLC and Hardee's Restaurants LLC), owns, operates and franchises quick serve restaurants operating under the Carl's Jr.® and Hardee's® trade names and business systems. Carl's Jr. restaurants and Hardee's restaurants offer a limited menu of breakfast, lunch and dinner products featuring charbroiled 100% Black Angus Thickburger® sandwiches, Hand-Breaded Chicken Tenders, Made from Scratch Biscuits and other related quick serve menu items. A small number of Hardee's Restaurants offer Red Burrito® Mexican food products through a Dual Concept Restaurant. A small number of Carl's Jr. Restaurants offer Green Burrito® Mexican food products through a Dual Concept Restaurant. CKE Inc.'s principal place of business is 6700 Tower Circle, Suite 1000, Franklin, Tennessee. In December 2013, CKE Inc. became an Affiliated Program through an acquisition. Hardee's restaurants have been franchised since 1961. As of January 27, 2025, there were 202 company-operated Hardee's restaurants and there were 1,369 domestic franchised Hardee's restaurants, including 129 Hardee's/Red Burrito Dual Concept restaurants. Additionally, there were 473 franchised Hardee's restaurants operating outside the United States. Carl's Jr. restaurants have been franchised since 1984. As of January 27, 2025, there were 50 company-operated Carl's Jr. restaurants, and there were 982 domestic franchised Carl's Jr. restaurants, including 218 Carl's Jr./Green Burrito Dual Concept restaurants. In addition, there were 687 franchised Carl's Jr. restaurants operating outside the United States. Neither CKE nor its subsidiaries that operate the above-described franchise systems have offered franchises in any other line of business.

Driven Holdings, LLC ("Driven Holdings") is the indirect parent company to nine franchisors, including Meineke Franchisor SPV LLC ("Meineke"), Maaco Franchisor SPV LLC ("Maaco"), Merlin Franchisor SPV LLC ("Merlin"), Econo Lube Franchisor SPV LLC ("Econo Lube"), 1-800-Radiator Franchisor SPV LLC ("1-800-Radiator"), CARSTAR Franchisor SPV LLC ("CARSTAR"), Take 5 Franchisor SPV LLC ("Take 5"), ABRA Franchisor SPV LLC ("ABRA") and FUSA Franchisor SPV LLC ("FUSA"). In April 2015, Driven Holdings and its franchised brands at the time (which included Meineke, Maaco, Merlin and Econo Lube) became Affiliated Programs through an acquisition. Subsequently, through acquisitions in June 2015, October 2015, March 2016, September 2019, and April 2020, respectively, the 1-800-Radiator, CARSTAR, Take 5, ABRA and FUSA brands became Affiliated Programs. The principal business address of Meineke, Maaco, Econo Lube, Merlin, CARSTAR, Take 5, Abra and FUSA is 440 South Church Street, Suite 700, Charlotte, North Carolina 28202. 1-800-Radiator's principal business address is 4401 Park Road, Benicia, California 94510. None of these franchise systems have offered franchises in any other line of business.

Meineke franchises automotive centers that offer to the general public automotive repair and maintenance services that it authorizes periodically. These services currently include repair and replacement of exhaust system components, brake system components, steering and suspension components (including alignment), belts (V and serpentine), cooling system service, CV joints and boots, wiper blades, universal joints, lift supports, motor and transmission mounts, trailer hitches, air conditioning, state inspections, tire sales, tune ups and related services, transmission fluid changes and batteries. Meineke and its predecessors have offered Meineke center franchises since September 1972, and Meineke's affiliate has owned and operated Meineke centers on and off since March 1991. As of December 28, 2024, there were 714 franchised Meineke centers, 18 franchised Meineke centers co-branded with Econo Lube, and no company-owned Meineke centers or company-owned Meineke centers co-branded with Econo Lube operating in the United States.

Maaco and its predecessors have offered Maaco center franchises since February 1972 providing automotive collision and paint refinishing. As of December 28, 2024, there were 363 franchised Maaco centers and no company-owned Maaco centers in the United States.

Merlin franchises shops that provide automotive repair services specializing in vehicle longevity, including the repair and replacement of automotive exhaust, brake parts, ride and steering control system and tires. Merlin and its predecessors offered franchises from July 1990 to February 2006 under the name "Merlin Muffler and Brake Shops," and have offered franchises under the name "Merlin Shops" since February 2006. As of December 28, 2024, there were 14 Merlin franchises and no company-owned Merlin shops located in the United States.

Econo Lube offers franchises that provide oil change services and other automotive services including brakes, but not including exhaust systems. Econo Lube's predecessor began offering franchises in 1980 under the name "Muffler Crafters" and began offering franchises under the name "Econo Lube N' Tune" in 1985. As of December 28, 2024, there were eight Econo Lube N' Tune franchises and nine Econo Lube N' Tune franchises co-branded with Meineke centers in the United States, which are predominately in the western part of the United States, including California, Arizona, and Texas, and no company-owned Econo Lube N' Tune locations in the United States.

1-800-Radiator franchises distribution warehouses selling radiators, condensers, air conditioning compressors, fan assemblies and other automotive parts to automotive shops, chain accounts and retail consumers. 1-800-Radiator and its predecessor have offered 1-800-Radiator franchises since 2004. As of December 28, 2024, there were 193 1-800-Radiator franchises in operation in the United States. 1-800-Radiator's affiliate has owned and operated 1-800-Radiator warehouses since 2001 and, as of December 28, 2024, owned and operated 1 1-800-Radiator warehouse in the United States.

CARSTAR offers franchises for full-service automobile collision repair facilities providing repair and repainting services for automobiles and trucks that suffered damage in collisions. CARSTAR's business model focuses on insurance-related collision repair work arising out of relationships it has established with insurance company providers. CARSTAR and its affiliates first offered conversion franchises to existing automobile collision repair facilities in August 1989 and began offering franchises for new automobile repair facilities in October 1995. As of December 28, 2024, there were 471 franchised CARSTAR facilities and no company-owned facilities operating in the United States.

Take 5 franchises motor vehicle centers that offer quick service, customer-oriented oil changes, lubrication and related motor vehicle services and products. Take 5 commenced offering franchises in March 2017, although the Take 5 concept started in 1984 in Metairie, Louisiana. As of December 28, 2024, there were 432 franchised Take 5 outlets and 710 affiliate-owned Take 5 outlets operating in the United States.

Abra franchises repair and refinishing centers that offer high quality auto body repair and refinishing and auto glass repair and replacement services at competitive prices. Abra and its predecessor have offered Abra franchises since 1987. As of December 28, 2024, there were 55 franchised Abra repair centers and no company-owned repair centers operating in the United States.

FUSA franchises collision repair shops specializing in auto body repair work and after-collision services. FUSA has offered Fix Auto shop franchises since July 2020, although its predecessors have offered franchise and license arrangements for Fix Auto shops on and off from April 1998 to June 2020. As of December 28, 2024, there were 212 franchised Fix Auto repair shops operating in the United States.

Driven Holdings is also the indirect parent company to the following franchisors that offer franchises in Canada: (1) Meineke Canada SPV LP and its predecessors have offered Meineke center franchises in Canada since August 2004; (2) Maaco Canada SPV LP and its predecessors have offered Maaco center franchises in Canada since 1983; (3) 1-800-Radiator Canada, Co. has offered 1-800-Radiator warehouse franchises in Canada since April 2007; (4) Carstar Canada SPV LP and its predecessors have offered CARSTAR franchises in Canada since September 2000; (5) Take 5 Canada SPV LP and its predecessor have offered Take 5 franchises in Canada since November 2019; (6) Driven Brands Canada Funding Corporation and its predecessors have offered UniglassPlus and Uniglass Express franchises in Canada since 1985 and 2015, respectively, Vitro Plus and Vitro Express franchises in Canada since 2002, and Docteur du Pare Brise franchises in Canada since 1998; (7) Go Glass Franchisor SPV LP and its predecessors have offered Go! Glass & Accessories franchises since 2006 and Go! Glass franchises since 2017 in Canada; and (8) Star Auto Glass Franchisor SPV LP and its predecessors have offered Star Auto Glass franchises in Canada since approximately 2012.

As of December 28, 2024, there were: (i) 14 franchised Meineke centers and no company-owned Meineke centers in Canada; (ii) 17 franchised Maaco centers and no company-owned Maaco centers in Canada; (iii) 10 1-800-Radiator franchises and no company-owned 1-800-Radiator locations in Canada; (iv) 317 franchised CARSTAR facilities and one company-owned CARSTAR facility in Canada; (v) 32 franchised Take 5 outlets and seven company-owned Take 5 outlets in Canada; (vi) 71 franchised UniglassPlus businesses, 27 franchised UniglassPlus/Ziebart businesses, and five franchised Uniglass Express businesses in Canada, and one company-owned UniglassPlus business and one company-owned UniglassPlus/Ziebart business in Canada; (vii) 10 franchised VitroPlus businesses, 56 franchised VitroPlus/Ziebart businesses and three franchised Vitro Express businesses in Canada, and one company-owned VitroPlus business and one company-owned VitroPlus/Ziebart business in Canada; (viii) 31 franchised Docteur du Pare Brise businesses and two company-owned Docteur du Pare Brise businesses in Canada; (ix) 11 franchised Go! Glass & Accessories businesses and no franchised Go! Glass business in Canada, and 8 company-owned Go! Glass & Accessories businesses and no company-owned Go! Glass businesses in Canada; and (x) 8 franchised Star Auto Glass businesses and no company-owned Star Auto Glass businesses in Canada.

In January 2022, Driven Brands acquired Auto Glass Now's repair locations. As of December 28, 2024, there were more than 224 repair locations operating under the AUTOGLASSNOW® name in the United States ("AGN Repair Locations"). AGN Repair Locations offer auto glass calibration and windshield repair and replacement services. In the future, AGN Repair Locations may offer products and services to Driven Brands' affiliates and their franchisees in the United States, and/or Driven Brands may decide to offer franchises for AGN Repair Locations in the United States.

ServiceMaster Systems LLC is the direct parent company to three franchisors operating five franchise brands in the United States: Merry Maids SPE LLC ("Merry Maids"), ServiceMaster Clean/Restore SPE LLC ("ServiceMaster") and Two Men and a Truck SPE LLC ("Two Men and a Truck"). Merry Maids and ServiceMaster became Affiliated Programs through an acquisition in December 2020. Two Men and a Truck

became an Affiliated Program through an acquisition on August 3, 2021.The three franchisors have a principal place of business at One Glenlake Parkway, Suite 1400, Atlanta, Georgia 30328 and have never offered franchises in any other line of business.

Merry Maids franchises residential house cleaning businesses under the Merry Maids® mark. Merry Maids' predecessor began business and started offering franchises in 1980. As of December 31, 2024, there were 796 Merry Maid franchises in the United States.

ServiceMaster franchises (i) businesses that provide disaster restoration and heavy-duty cleaning services to residential and commercial customers under the ServiceMaster Restore® mark and (ii) businesses that provide contracted janitorial services and other cleaning and maintenance services under the ServiceMaster Clean® mark. ServiceMaster's predecessor began offering franchises in 1952. As of December 31, 2024, there were 585 ServiceMaster Clean franchises, and 1,995 ServiceMaster Restore franchises in the United States.

Two Men and a Truck franchises (i) businesses that provide moving services and related products and services, including packing, unpacking and the sale of boxes and packing materials under the Two Men and a Truck® mark and (ii) businesses that provide junk removal services under the Two Men and a Junk Truck™ mark. Two Men and a Truck's predecessor began offering moving franchises in February 1989. Two Men and a Truck began offering Two Men and a Junk Truck franchises in 2023. As of December 31, 2024, there were 339 Two Men and a Truck franchises and three company-owned Two Men and a Truck businesses in the United States. As of December 31, 2024, there were 62 Two Men and a Junk Truck franchises in the United States.

Affiliates of ServiceMaster Systems LLC also offer franchises for operation outside the United States. Specifically, ServiceMaster of Canada Limited offers franchises in Canada, ServiceMaster Limited offers franchises in Great Britain, and Two Men and a Truck offers franchises in Canada and Ireland.

NBC Franchisor LLC ("NBC") franchises gourmet bakeries that offer and sell specialty bundt cakes, other food items and retail merchandise under the Nothing Bundt Cakes® mark. NBC's predecessor began offering franchises in May 2006. NBC became an Affiliated Program through an acquisition in May 2021. NBC has a principal place of business at 4560 Belt Line Road, Suite 350, Addison, Texas 75001. As of December 31, 2024, there were 643 Nothing Bundt Cake franchises and 17 company-owned locations operating in the United States. NBC has never offered franchises in any other line of business.

Mathnasium Franchisor, LLC ("Mathnasium") franchises learning centers that provide math instruction using the Mathnasium® system of learning. Mathnasium began offering franchises in late 2003. Mathnasium became an Affiliated Program through an acquisition in November 2022. Mathnasium has a principal place of business at 5120 West Goldleaf Circle, Suite 400, Los Angeles, California 90056. As of December 31, 2024, there were 995 franchised and 4 affiliate-owned Mathnasium centers operating in the United States. Mathnasium has never offered franchises in any other line of business. Affiliates of Mathnasium Center Licensing, LLC also offer franchises for operation outside the United States.

Mathnasium Center Licensing Canada, Inc. has offered franchises for Mathnasium centers in Canada since May 2014. As of December 31, 2024, there were 100 franchised Mathnasium centers in Canada. Mathnasium International Franchising, LLC has offered franchises outside the United States and Canada since May 2015. As of December 31, 2024, there were 91 franchised Mathnasium centers outside the United States and Canada. Mathnasium Center Licensing, LLC, Mathnasium Center Licensing Canada, Inc. and Mathnasium International Franchising, LLC each have their principal place of business at 5120 West Goldleaf Circle, Suite 400, Los Angeles, California 90056 and none of them has ever offered franchises in any other line of business.

Youth Enrichment Brands, LLC is the direct parent company to three franchisors operating in the United States: i9 Sports, LLC ("i9"), SafeSplash Brands, LLC also known as "Streamline Brands"), and School of Rock Franchising LLC ("School of Rock"). i9 became an Affiliated Program through an acquisition in September 2021. Streamline Brands became an Affiliated Program through an acquisition in June 2022. School of Rock became an Affiliated Program through an acquisition in September 2023. The three franchisors have never offered franchises in any other line of business.

i9 franchises businesses that operate, market, sell, and provide amateur sports leagues, camps, tournaments, clinics, training, development, social activities, special events, products, and related services under the i9 Sports® mark. i9 began offering franchises in November 2003. i9 has its principal place of business at 9410 Camden Field Parkway, Riverview, Florida 33578. As of December 31, 2024, there were 264 i9 Sports franchises in the United States.

Streamline Brands offers franchises under the SafeSplash Swim School® brand and operates under the SwimLabs® and Swimtastic® brands, all of which provide "learn to swim" programs for children and adults, birthday parties, summer camps, and other swimming-related activities. Streamline Brands has offered swim school franchises under the SafeSplash Swim School brand since August 2014. Streamline Brands offered franchises under the Swimtastic brand since August 2015 through March 2023 and under the SwimLabs brand from February 2017 through March 2023. Streamline Brands became an Affiliated Program through an acquisition in June 2022 and has its principal place of business at 12240 Lioness Way, Parker, Colorado 80134. As of December 31, 2024, there were 102 franchised and 29 affiliate-owned SafeSplash Swim School outlets (including 12 outlets that are dual-branded with SwimLabs), 11 franchised and licensed SwimLabs swim schools, 11 franchised Swimtastic swim schools, and one dual-branded Swimtastic and SwimLabs swim school operating in the United States.

School of Rock franchises businesses that operate performance-based music schools with a rock music program under the School of Rock® mark. School of Rock began offering franchises in September 2005. School of Rock has a principal place of business at 1 Wattles Street, Canton, MA 02021. As of December 31, 2024, there were 254 franchised and 49 affiliate-owned School of Rock schools in the United States and 92 franchised School of Rock schools outside the United States.

Doctor's Associates LLC ("Subway") franchises retail eating establishments which sell foot-long and other sandwiches, salads and other food items under the Subway® mark. Subway began offering franchises in 1974. Subway became an Affiliated Program through an acquisition in April 2024. Subway has its principal place of business at 1 Corporate Drive, Suite 1000, Shelton, Connecticut 06484. As of December 31, 2024, there were 19,502 Subway franchises and no company-owned locations operating in the United States and an estimated 16,120 franchises operating outside the United States. Subway has never offered franchises in any other line of business.

None of the affiliated franchisors listed above are obligated to provide products or services to you; however, you may purchase products or services from these franchisors if you choose to do so.

Except as described above, we have no other parents, predecessors or affiliates that must be included in this Item.

ITEM 2
BUSINESS EXPERIENCE

Inspire Brands' Chief Executive Officer: Paul Brown

Mr. Brown has been Inspire Brands' Chief Executive Officer in Atlanta, Georgia since its formation in February 2018. In addition, he has been our Parent's Board Member in Atlanta, Georgia, since January 2018. Before that, he served as our Chief Executive Officer from February 2018 to August 2023 and our Interim Brand President from January 2023 to August 2023.

President and Director: John Bowie

Mr. Bowie has been our President and Director since August 2023. He also has served as our Parent's President and Director since August 2023 and Inspire Brands' President – Buffalo Wild Wings since August 2023, each in Atlanta, Georgia. He previously served as our Chief Operating Officer from February 2018 to August 2023.

Chief Technology Officer of Inspire Brands: Yasir Anwar

Mr. Anwar has been our, our Parent's, and Inspire Brands' Chief Technology Officer in Atlanta, Georgia since May 2024. He previously served as Chief Technology and Digital Officer of Williams Sonoma in San Francisco, California from February 2018 to February 2024.

Chief Information Security Officer of Inspire Brands: Haddon Bennett

Mr. Bennett has been Chief Information Security Officer of Inspire Brands in Atlanta, Georgia since December 2019.

Chief Growth Officer of Inspire Brands: Christian Charnaux

Mr. Charnaux has been the Inspire Brands' Chief Growth Officer in Atlanta, Georgia since April 2018.

Chief Supply Officer of Parent: Joel Blanchard

Mr. Blanchard has been our Parent's and Inspire Brands' Chief Supply Officer in Atlanta, Georgia since March 2025. He previously served as Inspire Brands' Senior Vice President – GPO & Brand Supply Chain in Atlanta, Georgia from April 2022 to March 2025. Before that, he held several positions with Georgia-Pacific in Atlanta, Georgia, including Vice President-Strategic Sourcing and Procurement from July 2021 to April 2022, and Vice President-Category Supply Chain from June 2019 to July 2021.

Chief Financial Officer, Board Member and Assistant Secretary: Katherine Jaspon

Ms. Jaspon has been our and our Parent's Chief Financial Officer, Board Member and Assistant Secretary since July 2021. She also has been Inspire Brands' Chief Financial Officer and Assistant Secretary in Atlanta, Georgia since July 2021. Before that, she held several positions with DD and BR in Canton, Massachusetts, including Manager from April 2017 to December 2020.

Chief Commercial and Restaurant Officer of Parent: Daniel Lynn

Mr. Lynn has been our Parent's and Inspire Brands' Chief Commercial and Restaurant Officer since August 2022, each in Atlanta, Georgia. He also has been Zuzu Hospitality's Co-Founder in Singapore since 2016.

Chief Development Officer: Jason Maceda

Mr. Maceda has been our and our Parent's Chief Development Officer since January 2024. He also has been Inspire Brands' Chief Development Officer in Canton, Massachusetts since January 2024. He previously was Inspire Brands' Senior Vice President, Franchise Development in Canton, Massachusetts from September 2022 to January 2024. Additionally, he previously held several positions with BR in Canton, Massachusetts, including President, Baskin-Robbins from December 2020 to September 2022 and Senior Vice President, Baskin-Robbins U.S. and Canada from June 2017 to December 2020.

Chief Marketing Officer of Parent: Tristan Meline

Mr. Meline has been our Parent's Chief Marketing Officer since January 2023. He previously was the Head of Marketing and Communications, Biofreeze of Reckitt in Parsippany, New Jersey from July 2021 to September 2021. Before that, he was the Senior Director, Marketing and Director of Innovation of Performance Health in Warrenville, Illinois from June 2018 to July 2021.

Chief Brand Officer of Inspire Brands: Scott Murphy

Mr. Murphy has been Inspire Brands' Chief Brand Officer in Canton, Massachusetts since November 2023. He previously held many positions with DD, including President from December 2020 to November 2023, and President, Dunkin' Americas from December 2019 to December 2020, each in Canton, Massachusetts.

Chief Administrative Officer, General Counsel, Secretary, and Board Member: Nils Okeson

Mr. Okeson has been our and our Parent's Chief Administrative Officer, General Counsel and Secretary, and a Member of our Board of Directors, since February 2018. He also has been Inspire Brands' Chief Administrative Officer, General Counsel and Secretary in Atlanta, Georgia since its formation in February 2018.

Senior Vice President – Franchise Optimization of Inspire Brands: Luigi C. Beccarelli

Mr. Beccarelli has been Inspire Brands' Senior Vice President – Franchise Optimization since June 2024. He previously served as ARG's Chief Operating Officer – Arby's from September 2022 to May 2024. Before that, he held several positions with DD in Canton, Massachusetts, including Regional Vice President, Division Lead from April 2022 to September 2022, Regional Vice President, Northeast from December 2021 to March 2022, and Regional Vice President, Operations and Development from March 2014 to December 2021.

Senior Vice President – Franchise Finance of Inspire Brands: Dennis McCarthy

Mr. McCarthy has been Inspire Brands' Senior Vice President – Franchise Finance since May 2022 in Canton, Massachusetts. He previously served as Inspire Brands' Vice President Finance – Beverage and Snacking from December 2020 to April 2022 in Canton, Massachusetts. Before that, he held various positions with Dunkin Brands, Inc. in Canton, Massachusetts, including Vice President of Corporate FP&A and Brand Finance from July 2018 to December 2020.

Senior Vice President – Operations Excellence of Inspire Brands: Vans Nelson

Mr. Nelson has been Inspire Brands' Senior Vice President – Operations Excellence since January 2025. He previously served as Inspire Brands' Senior Vice President - Operations Innovation in Atlanta, Georgia from March 2022 to January 2025. Before that, he served as ARG's Senior Vice President, Operations in Atlanta, Georgia from February 2009 to March 2022.

Vice President – Restaurant Portfolio Management: William Duffy

Mr. Duffy has been our and our Parent's Vice President – Restaurant Portfolio Management since September 2018. He also has been Inspire Brands' Vice President – Restaurant Portfolio Management in Atlanta, Georgia since its formation in February 2018.

Vice President – Construction Programs & Services of Parent: Volker Heimeshoff

Mr. Heimeshoff has been our Parent's and Inspire Brands' Vice President – Construction Programs & Services in Atlanta, Georgia since June 2022. He previously served as our Parent's and Inspire Brands' Vice President – Construction Programs & Services from May 2022 to August 2022, each in Atlanta, Georgia.Before that, he was an independent Executive Project Consultant from April 2020 to May 2022 in Bentonville, Arkansas.

Vice President – Architecture & Design of Inspire Brands: Laura Ivanishvili

Ms. Ivanishvili has been Inspire Brands' Vice President – Architecture & Design in Atlanta Georgia since March 2023. She previously was self-employed as a consultant in Bentonville, Arkansas from November 2022 to March 2023. Before that, she previously served as Walmart's Senior Director, Architecture & Engineering in Bentonville, Arkansas from January 2018 to November 2022.

Vice President – Real Estate of Inspire Brands: Russell Holland

Mr. Holland has been Inspire Brands' Vice President – Real Estate in Atlanta, Georgia since December 2019.

Vice President – Restaurant Experience and Training of Parent: Rachel Richal

Ms. Richal has been our Parent's Vice President – Restaurant Experience and Training since January 2025. She previously held several positions with our Parent in Atlanta, Georgia, including Vice President – BWW Training Development from February 2022 to January 2025, Senior Director, Learning and Team Member Activation from December 2021 to February 2022 and Director, Learning and Team Member Activation from June 2019 to December 2021.

Vice President – Franchise Counsel: Lisa Storey

Ms. Storey has served as our and our Parent's Vice President – Franchise Counsel since March 2020. She also has been Inspire Brands' Vice President – Franchise Counsel, in Atlanta, Georgia, since March 2020. She previously was our and Inspire Brands' Vice President – Franchise, HR & Litigation Counsel from February 2018 to February 2020.

Vice President – Brand Training of Inspire Brands: Kelli Holmes

Ms. Holmes has been Inspire Brands' Vice President – Brand Training in Canton, Massachusetts since January 2025. She previously held several positions with DD, including Vice President – Training and Development from February 2024 to December 2024, Vice President – Learning from August 2022 to February 2024, Senior Director, Learning Strategy and Deployment from October 2021 to August 2022, and Senior Director, Operating Systems from January 2018 to October 2021, each in Canton, Massachusetts.

Vice President – Franchise Management: Megan Voth

Ms. Voth has been our and our Parent's Vice President – Franchise Management in Lakeville, Minnesota since January 2025. She previously served as Inspire Brands' Director – Franchise Relations from January 2017 to January 2025 in Lakeville, Minnesota.

Senior Director – Franchise Development of Inspire Brands: Theresa Rivello

Ms. Rivello has been Inspire Brands' Senior Director – Franchise Development in Atlanta, Georgia since January 2023. Ms. Rivello has previously served as Inspire Brands' Director, Strategy and New Business Development – Non-Traditional, in Atlanta, Georgia, from September 2020 to January 2023. Before that, she was the Director of Retail Strategy and Brand Partnerships for Aramark in Philadelphia, Pennsylvania from February 2017 to September 2020.

ITEM 3
LITIGATION

Pending Litigation

The following actions are pending against us, a predecessor, a parent or affiliate that guarantee's our performance, an affiliate who offers franchises under the Trademarks, or a person identified in Item 2:

Halim v. Buffalo Wild Wings, Inc. and Inspire Brands, Inc. (United States District Court for the Northern District of Illinois, Case No. 1:23-cv-01495, filed March 10, 2023). Plaintiff in this case, a consumer who bought boneless wings from a Buffalo Wild Wings sports bar in Illinois, alleges that our Parent/guarantor and Inspire Brands engaged in deceptive advertising by marketing "boneless wings" that are made of chicken but are not wings. The complaint seeks class action status and brings claims for violation of the Illinois Consumer Fraud and Deceptive Practices Act, breach of warranty, fraud and unjust enrichment. Plaintiff seeks a declaratory judgment, unspecified damages (including punitive damages) and injunctive relief. On June 27, 2023, defendants filed a Motion to Dismiss Plaintiff's Amended Class Action Compliant. This case remains pending. Defendants deny any liability in this matter and intend to defend themselves vigorously.

Concluded Litigation:

The following actions against us, a predecessor, a parent or affiliate that guarantee's our performance, an affiliate who offers franchises under the Trademarks, or a person identified in Item 2 have concluded:

Michelle Wheeldon, Lauran Hopper, and Tamara Wilson v. Buffalo Wild Wings, Inc., (United States District Court for the District of Arizona, Case No. 2:21-cv-01947-DLR, filed November 16, 2021). On November 16, 2021, a consumer, Michelle Wheeldon ("Wheeldon"), filed a class action complaint against Buffalo Wild Wings, Inc. alleging it engaged in deceptive and untruthful promises to provide a flat, low-price delivery fee on food deliveries ordered through its app and website. Wheeldon sought, on behalf of herself and the putative class, monetary damages, restitution, injunctive, and declaratory relief for alleged violations of the Arizona Consumer Fraud Act, Breach of Contract, and Unjust Enrichment. On February 9, 2022, Wheeldon filed a First Amended Class Action Complaint adding two additional plaintiffs, Lauran Hopper and Tamara Wilson. On March 30, 2022, the parties entered into a Confidential Settlement Agreement and Mutual Release whereby Buffalo Wild Wings, Inc. agreed to pay plaintiffs a total sum of $47,500 in exchange for a release of plaintiffs' claims and a dismissal of the action.

Divane Pittman v. Buffalo Wild Wings International, Inc. and Inspire Brands, Inc., (United States District Court for the State of Maryland, Case No. 8:22-cv-02173-GJH, filed July 12, 2022). On July 12, 2022, a consumer, Divane Pittman ("Pittman"), filed a class action complaint in Maryland state court against us and Inspire Brands that alleged we engaged in deceptive and unfair trade practices and breached our contract with Pittman by allegedly failing to disclose in advance of takeout purchases that we charge a service fee for all takeout orders. Pittman sought, on behalf of herself and a putative class of Maryland and nationwide consumers, unspecified monetary and punitive damages, restitution, injunctive, and declaratory relief, for

alleged violations of the Maryland Consumer Protection Act and Breach of Contract. On August 26, 2022, we removed the action to federal court. On November 6, 2023, the parties entered into a confidential settlement agreement and mutual release whereby we and Inspire Brands agreed to pay Pittman a total sum of $115,000 in exchange for a release of Pittman's claims and dismissal of the action. The case was dismissed with prejudice on November 29, 2023.

Disclosures Regarding Affiliated Programs

The following affiliates who offer franchises resolved actions brought against them with settlements that involved their becoming subject to currently effective injunctive or restrictive orders or decrees. None of these actions have any impact on us or our brand nor allege any unlawful conduct by us.

The People of the State of California v. Arby's Restaurant Group, Inc. (California Superior Court, Los Angeles County, Case No. 19STCV09397, filed March 19, 2019). On March 11, 2019, our affiliate, Arby's Restaurant Group, Inc. ("ARG"), entered into a settlement agreement with the states of California, Illinois, Iowa, Maryland, Massachusetts, Minnesota, New Jersey, New York, North Carolina, Oregon and Pennsylvania. The Attorneys General in these states sought information from ARG on its use of franchise agreement provisions prohibiting the franchisor and franchisees from soliciting or employing each other's employees. The states alleged that the use of these provisions violated the states' antitrust, unfair competition, unfair or deceptive acts or practices, consumer protection and other state laws. ARG expressly denies these conclusions but decided to enter into the settlement agreement to avoid litigation with the states. Under the settlement agreement, ARG paid no money but agreed (a) to remove the disputed provision from its franchise agreements (which it had already done); (b) not to enforce the disputed provision in existing agreements or to intervene in any action by the Attorneys General if a franchisee seeks to enforce the provision; (c) to seek amendments of the existing franchise agreements in the applicable states to remove the disputed provision from the agreements; and (d) to post a notice and ask franchisees to post a notice to employees about the disputed provision. The applicable states instituted actions in their courts to enforce the settlement agreement through Final Judgments and Orders, Assurances of Discontinuance, Assurances of Voluntary Compliance, and similar methods.

The People of the State of California v. Dunkin' Brands, Inc., (California Superior Court, Los Angeles County, Case No. 19STCV09597, filed on March 19, 2019.) On March 14, 2019, our affiliate, Dunkin Brands, Inc. ("DBI"), entered into a settlement agreement with the Attorneys General of 13 states and jurisdictions concerning the inclusion of "no-poaching" provisions in Dunkin' restaurant franchise agreements. The settling states and jurisdictions included California, Illinois, Iowa, Maryland, Massachusetts, New Jersey, New York, North Carolina, Pennsylvania, Rhode Island, Vermont, and the District of Columbia. A small number of franchise agreements in the Dunkin' system prohibit Dunkin' franchisees from hiring the employees of other Dunkin' franchisees and/or DBI's employees. A larger number of franchise agreements in the Dunkin' system contain a no-poaching provision that prevents Dunkin' franchisees and DBI from hiring each other's employees. Under the terms of the settlement, DBI agreed not to enforce either version of the no-poaching provision or assist Dunkin's franchisees in enforcing that provision. In addition, DBI agreed to seek the amendment of 128 franchise agreements that contain a no-poaching provision that bars a franchisee from hiring the employees of another Dunkin' franchisee. The effect of the amendment would be to remove the no-poaching provision. DBI expressly denied in the settlement agreement that it had engaged in any conduct that had violated state or federal law, and, furthermore, the settlement agreement stated that such agreement should not be construed as an admission of law, fact, liability, misconduct, or wrongdoing on the part of DBI. The Attorney General of the State of California filed the above-reference lawsuit in order to place the settlement agreement in the public record, and the action was closed after the court approved the parties' stipulation of judgment.

New York v. Dunkin' Brands, Inc. (N.Y. Supreme Court for New York County, Case No. 451787/2019, filed September 26, 2019). In this matter, the N.Y. Attorney General ("NYAG") filed a lawsuit against our affiliate, DBI, related to credential-stuffing cyberattacks during 2015 and 2018. The NYAG alleged that the cyber attackers used individuals' credentials obtained from elsewhere on the Internet to gain access to certain information for DD Perks customers and others who had registered a Dunkin' gift card. The NYAG further alleged that DBI failed to adequately notify customers and to adequately investigate and disclose the security breaches, which the NYAG alleged violated the New York laws concerning data privacy as well as unfair trade practices. On September 21, 2020, without admitting or denying the NYAG's allegations, DBI and the NYAG entered into a consent agreement to resolve the State's complaint. Under the consent order, DBI agreed to pay $650,000 in penalties and costs, issue certain notices and other types of communications to New York customers, and maintain a comprehensive information security program through September 2026, including precautions and response measures for credential-stuffing attacks.

Other than these actions, no litigation is required to be disclosed in this Item.

ITEM 4
BANKRUPTCY

No bankruptcy information is required to be disclosed in this Item.

ITEM 5
INITIAL FEES

Franchise Agreement

You pay an us an initial franchise fee when you sign the Franchise Agreement. If you or your affiliate has signed an Area Development Agreement that covers this Franchise Agreement, then the initial franchise fee payable under the Franchise Agreement is $25,000, we will apply $12,500 of the development fee towards the payment of that initial franchise fee, and you must pay the remaining $12,500 of that initial franchise fee to us upon signing that Franchise Agreement. If you previously signed an Area Development Agreement with different fees or incentives for the Franchise Agreements that the Area Development Agreement covers, then those fees and incentives will control.

If you sign a Franchise Agreement that is not covered by an Area Development Agreement, you must pay us a $25,000 initial franchise fee when you sign the Franchise Agreement. If you sign a Franchise Agreement to develop a Sports Bar at a Non-Traditional Location, then you must pay us a pro-rated amount of $12,500 ($1,250 multiplied by the number of full or partial years in the term, up to 10 years) initial franchise fee depending on the pro-rated term granted to you under the Franchise Agreement when you sign the Franchise Agreement and Non-Traditional Rider. We will use the initial franchise fees in part to cover some of our costs associated with your opening a Buffalo Wild Wings Sports Bar, including opening assistance, legal fees and general overhead. The initial franchise fees are uniform and not refundable under any circumstance.

Training Fee

Your Control Person (defined in Item 15), Unit General Manager (defined in Item 15), at least 2 assistant managers, and (if applicable) your Multi-Unit Operations Manager (defined in Item 15), must attend and complete our initial training program to our satisfaction before you open the Sports Bar for business. If the Sports Bar is the first, second or third Buffalo Wild Wings Sports Bar that you or your affiliates operate, we will provide the initial training program to your Control Person, Unit General Manager, 2 assistant managers, and any additional Sports Bar personnel whom we approve, and you must pay our then current training fee (currently $2,500) for each person who attends our initial training program. If the Sports Bar is the

fourth or subsequent Buffalo Wild Wings Sports Bar that you or your affiliates operate, then you (or your affiliate) must provide the initial training program to your Control Person and Unit General Manager at your (or its) National Certified Training Sports Bar, or "NCTSB," according to our standards and requirements. If the Sports Bar is the fourth or subsequent BWW Sports Bar that your or your affiliates operate and you or your affiliate does not then have an NCTSB, or if we otherwise provide the initial training program for any Sports Bar personnel, then you must pay our then current training fee (currently $5,000) for each person. We describe this training program and NCTR requirements in more detail in Item 11.

Opening Team

Additionally, you must pay us our then-current administrative fee and reimburse us for the travel expenses and prorated salaries for providing you on-site training in connection with the opening of your Sports Bar. We will send you an invoice within 60 days after the Sports Bar's opening date, and you must pay the invoice within 15 days after receiving it. The current administrative fee is $5,000, and we anticipate your nonrefundable payment for the opening team's expenses will range from $20,000 to $100,000. However, if we determine (in our sole judgement, based on operations at your (or your affiliate's) other Buffalo Wild Wings Sports Bars) that you are capable of training your own staff before your Sports Bar opens, then you need not pay us the administrative fee or reimburse use for any expenses related to providing any on-site training, we will not provide on-site training in connection with the opening of your Sports Bar, and you must provide opening training to your Sports Bar staff according to our requirements.

Area Development Agreement

If you sign an Area Development Agreement, you must develop a minimum of one Buffalo Wild Wings Sports Bar within the Development Territory. The development fee is $12,500 multiplied by the number of Buffalo Wild Wings Sports Bars you agree to develop on the Development Schedule. The development fee is consideration for our signing the Area Development Agreement and not consideration for any Franchise Agreement, is based on a uniform calculation and is not refundable under any circumstances. However, we will credit $12,500 of the development fee towards the initial franchise fee payable under Franchise Agreements that you and your Developer Subsidiaries sign for Buffalo Wild Wings Sports Bars operating in the Development Territory.

Design Fees

You are not required to use our affiliates' services for developing a preliminary kitchen layout ("PKL") for your Sports Bar. If you do request that our affiliates develop and provide you with a PKL for your new or remodeling Sports Bar, then you must pay our affiliate the then-current Kitchen Layout Design Fee as applicable. Currently, the Kitchen Layout Design Fee is $1,200 for a PKL for a new Sports Bar and $750 for a PKL for a remodeling Sports Bar.

Multi-Brand Addendum

If we and one or more Other Franchisors grant you the right to open and operate a Buffalo Wild Wings Sports Bar and Other Restaurant(s) at a Multi-Brand Location, you must pay all initial fees due under each applicable Other Franchisor's franchise agreement in addition to the initial fees described in this Item. If you operate a Buffalo Wild Wings Sports Bar at a Multi-Brand Location, you may qualify for one or more incentives described in Item 5 and Item 6.

If we permit you to operate a Buffalo Wild Wings Sports Bar at a Multi-Brand Location, you must pay us any training fees and additional expenses that we incur in connection with any additional or specialized training required for the Sports Bar's personnel due to its status as Multi-Brand Location. We currently do not

charge or expect to charge a fee or incur any additional expenses for any additional or specialized training we may provide for Multi-Brand Locations during 2025.

Incentive Programs

New Restaurant Opening Incentive. You may qualify to participate in the "New Restaurant Opening" or "NRO" incentive program if you sign a Franchise Agreement to develop and operate one Buffalo Wild Wings Sports Bar on or before March 31, 2026. You may also qualify to participate in the NRO incentive program if you sign a new Area Development Agreement on or before March 31, 2026, to develop 2 or more Buffalo Wild Wings Sports Bars. You may qualify to participate in the NRO incentive program if you sign the Incentive Amendment (Exhibit D-1) to an existing Area Development Agreement on or before March 31, 2026, to amend your existing Area Development Agreement to add 1 or more new Buffalo Wild Wings Sports Bars to your existing development schedule. Lastly, you may also qualify for the NRO incentive program if (a) you sign a Franchise Agreement on or before March 31, 2026, to develop and operate a previously closed Buffalo Wild Wings Sports Bar (without relocating it), (b) as of the date the Franchise Agreement is signed, the Restaurant that you wish to re-open was permanently closed for at least 30 calendar days, and (c) you are not signing the Franchise Agreement in connection with a transfer.

Under the NRO incentive program for single Buffalo Wild Wings Sports Bar development, you will pay the full initial franchise fee when you sign the Franchise Agreement. Under the NRO incentive program for multiple Buffalo Wild Wings Sports Bar development, you will pay the full development fee upon signing the Area Development Agreement and when you or your Developer Subsidiary signs each Franchise Agreement, we will apply $12,500 of the development fee towards the initial franchise fee, and you or your Developer Subsidiary must pay us the remaining initial franchise fee. If you (and your affiliates) are in substantial compliance with each agreement between you (or your affiliates) and us when you open the Sports Bar, you open the Sports Bar in compliance with the Franchise Agreement (and, if applicable, the Area Development Agreement), you submit all development costs to us in the form we require within 120 days of opening the Sports Bar, and you build the Sports Bar in the design, to the specifications, and at the location we approve, then for each new Sports Bar you agree to develop and operate plus any existing Sports Bar(s) under the development schedule that you have not yet opened and commenced operations of as of the date you sign the Incentives Amendment to your existing Area Development Agreement, then we will (a) credit the initial franchise fee you paid, along with the portion of the development fee that we credited towards that initial franchise fee, up to $25,000, towards the Royalty Fees owed under the Franchise Agreement, and (b) you will pay reduced Royalty Fees, as described in Item 6.

Additionally, if you qualify for the NRO incentive program as described above, then in addition to the credit toward the Royalty Fees and the reduced Royalty Fee rate, we will provide you an additional credit equal to $100,000 toward the Royalty Fees owed under the Franchise Agreement for (z) each Franchise Agreement you sign on or before June 30, 2025 to develop and operate one Buffalo Wild Wings Sports Bar, and (y) each Area Development Agreement you sign on or before June 30, 2025, to develop 2 or more Buffalo Wild Wings Sports Bars. The $100,000 royalty credit under the NRO incentive program will no longer be offered commencing on July 1, 2025.

If you fail to satisfy any of the applicable conditions, then, without limiting our other rights and remedies (including the right to terminate the Franchise Agreement and/or Area Development Agreement), the NRO incentive program will not apply to the Sports Bar(s). The NRO incentive program does not apply to franchisees signing new Franchise Agreements to renew their expiring franchises or to develop and operate the Sports Bar at a Non-Traditional Location, as a relocation of an existing or closed Buffalo Wild Wings Sports Bar, or as part of a transfer or acquisition of an existing Buffalo Wild Wings Sports Bar. In the future, we may modify or eliminate any of our incentive programs.

ITEM 6
OTHER FEES

Type of Fee[1]	Amount	Due Date	Remarks
Royalty Fee[3]	5% of Gross Sales[2], subject to applicable incentive program[3]	Paid by electronic funds transfer every Friday for the preceding Reporting Period	See Note 3. The "Reporting Period" means the period from Monday to Sunday, although we may periodically change the Reporting Period.
Advertising Fee[4]	3.75% to 4% of Gross Sales[2] and 1.875% of Gross Sales[2] for Non-Traditional Locations	Paid by electronic funds transfer every Friday for the preceding Reporting Period	We will contribute at the same rate for each similarly situated company-owned Buffalo Wild Wings Sports Bars in the same local marketing area (except Non-Traditional Location Sports Bars).
Loyalty Program Contribution Payments[5]	Currently 2.2% of Loyalty Program Sales	Paid by electronic funds transfer every Thursday for the preceding Reporting Period	See Note 5.
Audit costs	Cost of audit	Immediately upon receipt of bill	You pay the cost of the initial audit as well as any subsequent audits deemed necessary for 3 years if the audit shows an understatement of your Gross Sales, Royalty Fees or Advertising Fees in any month by an individual or combined total of 1.25% or more.
Learning management system fee	Currently $60.99 plus tax per Sports Bar per year, but may change depending on number of Buffalo Wild Wings Sports Bars participating	Annually	You must participate in the Cornerstone Learning Management System to access certain training materials, knowledge checks and certification exams. We forward the payment to Cornerstone, our vendor for the system.
Annual Convention Registration Fee	Currently $550 to $1,000 per person	Before convention	Registration fees and attendance requirements may vary depending on the format and venue of the annual convention and the timing of you and your personnel's registration.
Contactless payment fee	The amount we specify, currently up to $35 per month	Monthly	Covers optional contactless payment technology and services.

Type of Fee[1]	Amount	Due Date	Remarks
Transfer fee[6]	$12,500 (but see note 6)	Upon application for consent to transfer	See Note 6.
Transfer fee for Family Transfers[6]	$1,000 plus costs and expenses not to exceed $12,500	Upon application for consent to transfer	See Note 6.
Kitchen layout design fee	Currently, $750 for a PKL, but may increase if our affiliates' costs increase	Upon request	Due only if you choose to have our affiliate develop a PKL for the Sports Bar upon remodeling.
Co-op or LMG contribution	At least ½% of Gross Sales[2]	Paid by electronic funds transfer every Friday for the preceding Reporting Period	See Note 7.
Renewal fee	$20,000, and then-current initial franchise fee for Non-Traditional Locations	Upon signing renewal franchise agreement	
Reinspection/ Re-evaluation Costs	Our costs to re-inspect the Sports Bar	As incurred	You must reimburse us for our costs if you fail an inspection or other evaluation for the Sports Bar and we re-inspect the Sports Bar within 90 days after the prior inspection.
Interest and late fee	18% per annum or the maximum rate allowed by law, whichever is less, plus $150 for each delinquent report or payment	Automatically upon next electronic funds transfer	
Supplier evaluation costs	Actual costs of the inspection and evaluation	As incurred	Due if you request our approval of a new product, service or supplier.
Commercial insurance costs	$30,000-$120,000 for annual premiums, plus our costs and fees	When premiums are due	Only payable to us if you fail to maintain insurance and we (at our option) elect to obtain coverage for you.
Indemnification	Will vary with the circumstances	On demand	You must reimburse us for claims and liabilities relating to your Sports Bar's development or operation or breach of the Franchise Agreement.
Relocation costs	Our reasonable costs relating to your relocation	As incurred	Due only if you relocate the Sports Bar.
Attorneys' fees	Will vary with the circumstances	As incurred	You must reimburse us for our reasonable attorneys' fees and costs if we prevail in a dispute.

Type of Fee[1]	Amount	Due Date	Remarks
Deidentification costs	Will vary with the circumstances	As incurred	If you fail to deidentify the Sports Bar when the Franchise Agreement terminates or expires, and we choose to do so, you must reimburse our costs.
Liquidated Damages under Area Development Agreement	Balance of the initial franchise fee plus $50,000 for each undeveloped Buffalo Wild Wings Sports Bar	Payable within 30 days after the termination of the Area Development Agreement	Payable if the Area Development Agreement terminates before you develop all required Buffalo Wild Wings Sports Bars.
Menu database support[8]	$300 to $420 annually (per Sports Bar)	Immediately upon receipt of bill	See Note 8.

Notes:

(1) General Terms. Unless otherwise specified, either we or our affiliates impose and collect all the fees in this table. You pay them to our affiliates or us. The fees are not refundable, except as for the transfer fee deposit as described in note (5). Except when otherwise specified, all fees are uniform.You must sign an electronic transfer of funds authorization that we periodically specify to authorize and direct your bank or financial institution to transfer electronically, on a weekly basis, directly to our or our affiliate's account and to charge to your account all amounts due to us or our affiliates. You must maintain a balance in your account sufficient to allow us and our affiliates to collect the amounts owed when due. You are responsible for any penalties, fines or other similar expenses associated with the transfer of funds. We may periodically change the mechanism for your payments under the Franchise Agreement.

(2) Definition of Gross Sales. Gross Sales includes the total revenues and receipts from the sale of all products, services and merchandise sold in or in relation to your Sports Bar whether under any of the Trademarks or otherwise, including any cover charges or fees, fees or charges for any vending, gaming or similar activities or other equipment in your Sports Bar or on its premises, fees or charges for any catering and other off-site activities and events, all license and use fees, and implied or imputed Gross Sales from any business interruption insurance. However, Gross Sales excludes sales taxes, promotions, voids and discounts.

(3) Royalty Fees. Unless you qualify for an incentive program, the Royalty Fee is 5% of Gross Sales for the first half of the Franchise Agreement term. For the second half of the Franchise Agreement term, the Royalty Fee is the greater of 5% of Gross Sales or the Royalty Fee we are then charging under our form of franchise agreement we are using at any time during the second half of the Franchise Agreement term (or, if we are not using any form of franchise agreement on that date, the Royalty Fee we charge under our latest form of franchise agreement). However, we may not increase the Royalty Fee by more than ½% at any time during the Franchise Agreement term.

NRO Incentive Program. If you qualify for the NRO incentive program, then we will reduce your Royalty Fee as follows:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	2%
Year 3	3%

Months After Opening	Effective Royalty Fee
Year 4	4%
Year 5 through remainder of the term	5% (the standard Royalty Fee)

We describe the conditions to qualify for the NRO incentive program in Item 5.

Early Opening Incentive. The "Early Opening Incentive" is designed to incentivize franchisees to develop and commence operations of their Buffalo Wild Wings Sports Bar before the required opening date identified in the Franchise Agreement (and, if applicable, the Area Development Agreement). If you qualify for the NRO incentive program, and you open the Sports Bar before the required opening date identified in the Franchise Agreement (or, if applicable, the Area Development Agreement), then we will charge you a 0% Royalty Fee from the date you open and commence operations of the Sports Bar until the required opening date identified in the Franchise Agreement (and, if applicable, the Area Development Agreement), up to 12 months, then the applicable Royalty rate will apply. You may combine the Early Opening Incentive with the NRO incentive program described in Item 5.

VetFran Program. The "VetFran Program" is designed to provide career opportunities for honorably discharged military veterans or wounded warriors. It applies if you are a veteran or returning service member (who has not previously signed, or had an affiliate that signed, an Area Development Agreement or Franchise Agreement with us) who qualifies and signs a Franchise Agreement to develop one Buffalo Wild Wings Sports Bar or an Area Development Agreement to develop multiple Buffalo Wild Wings Sports Bars. Under the VetFran Program, if you (and your affiliates) are in substantial compliance with each agreement between you (or your affiliates) and us when you open the Sports Bars, you open the Sports Bar in compliance with the Franchise Agreement (and, if applicable, the Area Development Agreement), submit all development costs to us in the form we require within 120 days of opening the Sports Bar, and build the Sports Bar in the design, to the specifications, and at the location we approve, then we will provide you a Royalty Fee credit equal to $10,000 for each Sports Bar you develop and open in compliance with the terms of the Franchise Agreement (and, if applicable, the Area Development Agreement), up to $100,000. You may combine the VetFran Program with our other incentive programs described in Item 5 and Item 6.

If you fail to satisfy any of the applicable conditions, then, without limiting our other rights and remedies (including the right to terminate the Franchise Agreement and/or Area Development Agreement), the Early Opening Incentive and/or VetFran Program will not apply to the Sports Bar(s). The Early Opening Incentive and VetFran Program do not apply to franchisees signing new Franchise Agreements to renew their expiring franchises or to develop and operate the Sports Bar at a Non-Traditional Location, as a relocation or replacement of an existing or closed Buffalo Wild Wings Sports Bar, or as part of a transfer or acquisition of an existing Buffalo Wild Wings Sports Bar.

Cross-Brand BWW-GO & Sports Bar Incentive

Finally, you may qualify for the "Cross-Brand BWW-GO & Sports Bar Incentive" if (a) you own and operate a Buffalo Wild Wings Sports Bar and/or have or will sign a Franchise Agreement to develop and operate a Buffalo Wild Wings Sports Bar by March 31, 2026, and (b) if you sign a franchise agreement to develop a BWW-GO Restaurant on or before March 31, 2026, or you develop and open a BWW-GO Restaurant on or before December 31, 2026 pursuant to an existing BWW-GO franchise agreement.

Under the Cross-Brand BWW-GO & Sports Bar Incentive, if (a) you open a BWW-GO Restaurant by December 31, 2026 and the BWW-GO Restaurant is located within a 10-minute drive (as determined by

Sitewise) of the Sports Bar that you own and operate as of the BWW-GO Restaurant's opening date, (b) you (and your affiliates) are in substantial compliance with each agreement between you (or your affiliates) and us when you open the Restaurant, (c) you open the BWW-GO Restaurant in compliance with the applicable franchise agreement, (d) you submit all development costs to us in the form we require within 120 days of opening the BWW-GO Restaurant, and (e) you build the BWW-GO Restaurant in the design, to the specifications, and at the location we approve, then we will reduce the Royalty under the franchise agreement for your Sports Bar as follows:

Duration of Effective Royalty for Buffalo Wild Wings Sports Bar	**Royalty Reduction**
Opening of BWW-GO Restaurant through Year 1	2% Reduction off Standard Royalty Rate
Year 2	1% Reduction off Standard Royalty Rate
Year 3 through remainder of the term	Standard Royalty Rate

If you fail to satisfy any of the applicable conditions, then, without limiting our other rights and remedies (including the right to terminate the Franchise Agreement and/or Area Development Agreement), the Cross-Brand BWW-GO & Sports Bar Incentive will not apply to the Sports Bar. You may combine the Cross Brand Sports Bar Incentive with our other incentive programs described in this disclosure document.

(4) Advertising Fees. We collect the Advertising Fees and deposit them into an advertising Fund (defined in Item 11). We may increase or decrease the Advertising Fee upon 60 days written notice to you, but we may not increase the Advertising Fee by more than ½% per year and the Advertising Fee will not exceed 4.15% for the initial term of your Franchise Agreement.

You may, at your option, enter into the NAF Reallocation Participation Agreement (Exhibit C-4) with us, under which you will agree to pay to us an additional Advertising Fee of 0.25% of Gross Sales (the "Additional 0.25% Fee") through December 28, 2025 ("Reallocation Period"). The total Advertising Fee during the Reallocation Period will be 4.0% of Gross Sales. Beginning December 29, 2025, the Additional 0.25% Fee will expire and the Advertising Fee will return to the then-current standard rate. However, if we elect to increase the standard Advertising Fee unilaterally during the Reallocation Period, then the Additional 0.25% Fee will cease on the effective date of that Advertising Fee increase. If you enter into the NAF Reallocation Participation Agreement, all Buffalo Wild Wings Sports Bars that you (and/or your affiliates that have the same Control Person) develop and operate (including existing or future Buffalo Wild Wings Sports Bars) must pay the Additional 0.25% Fee during the Reallocation Period. If your Control Person has previously executed a NAF Reallocation Participation Agreement with us, you must pay the Additional 0.25% Fee during the Reallocation Period for the Sports Bar. To offset the Additional 0.25% Fee, we will reduce your local advertising by 0.25% of Gross Sales (or, if greater, an amount required by any applicable co-op or LMG) during the Reallocation Period.

(5) Loyalty Program Contribution Payments. Your Sports Bar must participate in our and our affiliates' consumer loyalty program (the "Loyalty Program"). You must contribute the Loyalty Program Contribution Payment ("LCP") to the Loyalty Program. We may modify the LCP contribution percentage (the "LCP Rate") periodically based on the redemption behavior, breakage, product cost changes, fund balances or shortfalls, and other factors we determine. "Loyalty Program Sales" means Gross Sales generated from your sale (whether in-store or online) of eligible products or merchandise to a Loyalty Program member and for which that member receives points under the Loyalty Program. We and our affiliates will administer the Loyalty Program and have the right to establish, implement and

change any Loyalty Program terms and conditions upon reasonable notice to you, such as determining which products are eligible for points and redemption, determining membership tiers, awarding bonus points, and changing eligible products and product categories. LCPs will be allocated under the Loyalty Program in accordance with these terms and conditions.

(6) Transfers. Except for Family Transfers (defined below), you must submit to us a $5,000 deposit on the transfer fee when you submit an application for our consent to transfer. We may increase the deposit above $5,000 and up to $12,500 if we believe our costs and expenses will exceed $5,000. We will refund the $5,000 (or any increased deposit amount) less our costs and expenses (including our time) if the transfer is not completed. If the transfer proceeds, you must pay us the $7,500 balance (or any adjusted balance amount) on the transfer fee before the transfer's closing and the entire $12,500 transfer fee becomes nonrefundable at that time. If the transfer is a Family Transfer, then you must pay us the $1,000 transfer fee before the transfer's closing and the entire transfer fee becomes nonrefundable at that time. If the transfer is part of a simultaneous, multiple sports bar transfer, then the transfer fee is $12,500 for the first sports bar and $2,500 for each additional sports bar that the transfer covers. If, however, our costs and expenses in reviewing and processing the transfer, including attorneys' fees, exceed the applicable transfer fee, then in addition to the transfer fee you must reimburse us for those additional costs and expenses (including our time). "Family Transfer" means (a) a transfer that is between the current Principal Owner, or an individual who has served as a Principal Owner for at least five years, and an immediate family member of that Principal Owner, or (b) a transfer among individuals who have each been Principal Owners for at least five years.

(7) Local Advertising. If established, you must contribute a minimum of ½% of your Sports Bar's Gross Sales to the local advertising cooperative or local marketing group ("LMG"). If, however, the cooperative or LMG votes to spend a percentage greater than ½% of Gross Sales per location, you must contribute that amount. Each Buffalo Wild Wings Sports Bar, including those that we, our parent company or our affiliates operate (but not including any Sports Bars located at Non-Traditional Locations), within a designated local advertising area is a member of the cooperative or LMG and each sports bar has one vote on all matters requiring a vote. We may (at our option) administer the cooperatives' and LMGs' funds and require payment from its members via electronic funds transfer to spend on behalf of the cooperative or local marketing group and its members.The contribution amount must be on a percentage of Gross Sales basis and per Buffalo Wild Wings Sports Bar, and must be at least ½% of Gross Sales. We do not have controlling voting power in any cooperative or local marketing group.

Our affiliate imposes the co-op/LMG accounting fee if your Sports Bar is part of an advertising cooperative or LMG. The cooperative or LMG must pay our affiliate $150 per month, plus $15 per month from each franchisee, to cover costs for administrative and accounting expenses and $475 per cooperative or LMG for annual tax preparation. If you participate in an advertising cooperative or LMG comprised solely of franchised Buffalo Wild Wings Sports Bars, that cooperative or LMG must elect either a private third-party CPA firm or our affiliate's Corporate Accounting group to provide accounting services for the cooperative or LMG. If you participate in an advertising cooperative with company-owned Buffalo Wild Wings Sports Bars, our affiliate's Corporate Accounting group provides accounting services for the cooperative or LMG.

(8) Menu Database Support. You must use our affiliate to provide menu database support services for the Sports Bar. We or an affiliate also might be the sole approved supplier of other technology products and services in the future, in which case you must purchase the products and services we designated only from us or our affiliate at our or its then current pricing. We may provide support services through a combination of our (or our affiliates') employees and/or through contracted resources.

(9) Multi-Brand Locations. If we and one or more Other Franchisors grant you the right to open and operate a Buffalo Wild Wings Sports Bar and Other Restaurant(s) at a Multi-Brand Location, you must pay all ongoing fees due under each applicable Other Franchisor's franchise agreement in addition to the ongoing fees described in this Item.

ITEM 7
ESTIMATED INITIAL INVESTMENT

YOUR ESTIMATED INITIAL INVESTMENT

Type of Expenditure	Amount (New Free-Standing and Non-Traditional Location Sports Bars) (1)	Amount (Non-Free Standing and Conversion of Existing Free-Standing Sports Bars) (1)	Method of Payment	When Due	To Whom Payment is to be Made
Fees related to site approval (2)	$1,200 to $53,800	$1,200 to $53,800	As incurred	As incurred	Third parties
Initial franchise fee (3)	$12,500 to $25,000	$25,000	Lump sum	Upon signing Franchise Agreement	Us
Reimbursement of expenses and administrative fee for on-site training (3)	$0 to $105,000	$0 to $105,000	As incurred	Within 10 days after receiving invoice	Us
Total Site Approval, Franchise and Administrative Fees, and Expenses for On-Site Training	**$13,700 to $183,800**	**$26,200 to $183,800**			
Architecture fees (based upon utilization of national firm)	$100,000 to $160,000	$90,000 to $135,000	As incurred	As incurred	Architect
Construction and leasehold improvements (4)	$1,430,000 to $2,100,000	$1,200,000 to $1,800,000	As arranged	As arranged	Approved contractors, our affiliate
Furniture, fixtures, equipment and other fixed assets (5)	$775,000 to $925,000	$570,000 to $850,000	As arranged	As arranged	Approved suppliers
Audio/Visual equipment (6)	$275,000 to $425,000	$275,000 to $425,000	As arranged	As arranged	Contracted suppliers
Computer POS system/kitchen display unit (7)	$28,245 to $50,520	$28,245 to $50,520	As incurred	As incurred	Approved suppliers

Type of Expenditure	Amount (New Free-Standing and Non-Traditional Location Sports Bars) (1)	Amount (Non-Free Standing and Conversion of Existing Free-Standing Sports Bars) (1)	Method of Payment	When Due	To Whom Payment is to be Made
Office equipment and supplies	$6,000 to $13,000	$6,000 to $13,000	As incurred	As incurred	Suppliers
Sports memorabilia	$12,500 to $26,500	$12,500 to $26,500	As incurred	As incurred	Approved supplier
Signage and graphics (excluding pylon or monument signage)	$43,000 to $100,000	$43,000 to $100,000	As incurred	As incurred	Approved suppliers
Total Building/Construction/ Equipment	**$2,669,745 to $3,800,020**	**$2,224,745 to $3,400,020**			
Training expenses (8)	$15,000 to $40,000	$15,000 to $40,000	As incurred	As incurred	Us and Service providers
Initial inventory (9)	$15,000 to $19,000	$15,000 to $19,000	Lump sum	Upon delivery of inventory	Approved suppliers
Insurance (10)	$14,400 to $48,000	$14,400 to $48,000	As arranged	As arranged	Insurance company
Additional funds – 3 months (11)	$100,000 to $150,000	$100,000 to $150,000	As incurred	As incurred during first 3 months	Employees, suppliers and other third parties
Rent (12)	$7,500 to $40,000	$7,500 to $40,000	As arranged	Installments each month	Lessor
Lease and utility security deposits (13)	$10,000 to $20,000	$10,000 to $20,000	Lump sum	Before signing lease or starting service	Lessor and utility companies
Grand opening advertising (14)	$12,500	$12,500	As incurred	As incurred	Media, printers, advisors and other suppliers
Liquor license (15)	$5,000 to $500,000	$5,000 to $500,000	As arranged	As arranged	State/local authorities or third party

Type of Expenditure	Amount (New Free-Standing and Non-Traditional Location Sports Bars) (1)	Amount (Non-Free Standing and Conversion of Existing Free-Standing Sports Bars) (1)	Method of Payment	When Due	To Whom Payment is to be Made
Professional fees	$20,000 to $70,000	$20,000 to $70,000	As arranged	As arranged	Your attorneys, financial advisors, accountants and other professionals
Total Pre-Opening / Operating Deposits	**$199,400 to $899,500**	**$199,400 to $899,500**			
Total Estimated Initial Investment (16)(17)	**$2,882,845 to $4,883,320**	**$2,450,345 to $4,483,320**			

Notes:

(1) Types of Sports Bars. The second column in this table lists the ranges of the estimated initial investment for newly-constructed, free-standing Buffalo Wild Wings Sports Bars and Buffalo Wild Wings Sports Bars located in Non-Traditional Locations. While Sports Bars located at certain Non-Traditional Locations, such as airports and military bases, might have less square footage, they often result in higher build-out costs due to conditions unique to these venues, such as union labor and security clearances. The third column in the table lists the ranges of the estimated initial investment for newly-constructed Buffalo Wild Wings Sports Bars that are not in free-standing locations (such as endcap locations) and for the conversion of existing free-standing buildings to a Buffalo Wild Wings Sports Bar. Free-standing Buffalo Wild Wings Sports Bars typically range from 3,500 to 6,500 square feet with a seating capacity of approximately 155 to 285 people.

(2) Site approval fees. Before accepting a site you propose, you must submit site and market information in the form and format that we specify. We also may require you to retain the services of a company specialized in assisting restaurant operators during the construction process to assist you in submitting, processing, monitoring and obtaining in a timely manner all necessary construction documents, licenses and permits and to advise you throughout the construction of your Sports Bar if we determine, in our good faith judgment, that you do not have sufficient experience in the development process to manage this function. The costs associated with these services typically vary depending on the region and the amount of work and coordination needed to secure the appropriate permits and licenses.

(3) Initial franchise fee and on-site training administrative fee and expenses. We describe the initial franchise fee, the administrative fee and the expense reimbursement obligations in connection with providing on-site training in connection with the opening of your Sports Bar in Item 5. The low end of the range assumes that you will provide the opening training yourself using existing personnel.

(4) Construction and leasehold improvements. These figures include the costs of construction, remodeling, leasehold improvements and decorating. These costs depend upon the size and condition of the premises, the nature and extent of leasehold improvements required, the local cost of contract work and the location of your Sports Bar. In our experience, construction costs continue to rise. Your costs may vary depending on a variety of factors, including economic factors affecting the construction industry. For free-standing locations, the range includes an estimate for the cost of building the Sports

Bar's structure, but does not including the cost of purchasing land, site work and demolition work. If you choose to build and own the Sports Bar's free-standing premises, the cost for your long-term real property investment obligations is significantly higher and will depend on many independent variables like location and size of the site, site improvement costs, union/non-union labor regions, soil and environmental conditions, entitlement fees, building and health codes and regulations and other factors. This estimate also includes the fee for optional kitchen layout design services that is payable to our affiliates, if you request that they provide that service. Down payment requirements and initial financing or commitment expenses are negotiated individually and vary too widely to be predicted realistically.

(5) Furniture, fixtures, equipment and other fixed assets. The Sports Bar must meet our current standards and specifications, including equipment, furniture, signs, décor, trade dress, design and layout. These figures include costs for refrigerators, freezers, ovens, tables, chairs and other equipment, furniture and fixtures. Estimated costs for the POS system and audio/visual equipment are separately noted in the table and are not included in this range.

(6) Audio/Visual equipment. Your Sports Bar will need (at a minimum) the following audio/visual equipment: one high-definition digital distribution video system, 2 "statement" screens of at least 110" diagonal (current options are video wall-specific displays, direct-view modular LED, or a single large television), one television of at least 55" diagonal with UL-listed mounts and high-definition video cabling for every 5 seats, one television of at least 75" for every 55 seats, satellite and other video packages that we specify, 8-Ohm audio system including audio mixer/amp, one speaker for every 125 sq. ft. (dining and bar areas), 2 subwoofers, and wireless microphone capability. You will also need a dedicated A/V rack to house the A/V switching and routing components.

(7) Computer POS System/Kitchen Display Unit. This range does not include electrical and cabling costs, shipping costs, installation costs, or sales taxes as these amounts may vary greatly depending on the location and building configuration.

(8) Training expenses. We may require that your Control Person (as defined in Item 15), the Unit General Manager (as defined in Item 15), at least 2 assistant managers, and your Multi-Unit Operations Manager (if any) attend our training program, including transportation, lodging, meals and wages, as described in Item 5. We further describe our training program in Item 11. These costs will depend, in part, on the distance you must travel and the type of accommodations you choose. The high end of the estimate provided contemplates initial training of 5 people for 5 weeks.

(9) Initial inventory. These figures cover the costs for the initial inventory of various food products, beverages, paper products, cleaning supplies and other supplies used in the operation of the Sports Bar, as well as other merchandise or products that the Sports Bar sells. Initial inventory expenditures will vary according to anticipated sales volume and current market prices.

(10) Insurance. You must obtain and maintain the insurance coverage that we periodically specify. The estimate covers approximately 25% of the annual premium and includes liquor liability coverage. The cost of insurance will vary based on policy limits, type of policies, any lease requirements, nature and value of physical assets, number of employees, square footage, contents of the business, geographical location and other factors bearing on risk exposure.

(11) Additional Funds. These figures estimate the additional prepaid expenses and other additional costs and expenses that you will incur in developing and operating the Sports Bar, including Sports Bar management salaries, during the initial 3 months of operation (other than the items identified separately in the table). These figures are estimates, and we cannot guarantee you will not have

additional expenses starting the business. You might need additional working capital during the first 3 months you operate your Sports Bar and for a longer period after that. This 3-month period is not intended, and should not be interpreted, to identify a point at which your Sports Bar will break even. Your costs will depend on factors such as how closely you follow our recommended methods and procedures; your management skill, experience and business acumen; local economic conditions; the local market for the Sports Bar's products; the prevailing wage rate; competition; and the sales level reached during the initial period. When your Sports Bar opens you must have a minimum of $100,000 in immediately accessible working capital funds to use solely to defray the costs of operating the Sports Bar for the initial months.

(12) Rent. If you do not own suitable space or land for your Sports Bar, you must rent premises suitable for the Sports Bar's operation Bar. This estimate is for your rent the first month and does not include an estimate of monthly real estate-related expenses, such as common area maintenance charges, real estate taxes and landlord insurance. The rental expense may vary widely based on geographic location, size of the facility, local rental rates, landlord's work, tenant improvement allowance and other factors.

(13) Lease and utility security deposits. Landlords may require a security deposit and utility companies may require that you place a deposit before installing telephone, gas, electricity and related utility services. A typical lease deposit is an amount equal to one month's rent. A typical utility security deposit is one month's expense. These deposits may be refundable if you comply with the lease and utility agreements. These estimates may be significantly higher in some jurisdictions where the local authorities may require fees in excess of $200,000 for electrical or sewer/water connections.

(14) Grand opening advertising. You must conduct certain advertising and public relations activities when opening your Sports Bar. You must spend $12,500 for these opening activities during the period starting 45 days before your Sports Bar opens and ending 45 days after your Sports Bar opens. Upon our request, you must provide to us proof of these expenditures. We may (at our option) collect and administer these funds on your behalf.

(15) Liquor license. You must obtain and maintain a liquor license and other required business licenses and permits for your Sports Bar at your expense. The cost of a liquor license can be significantly higher in a few states and municipalities where the number of licenses is severely restricted or available only from an existing holder. For example, our experience suggests that you may incur up to $1,000,000 or more to obtain a liquor license in some areas on the East coast. You should retain legal counsel specialized in obtaining and maintaining liquor licenses.

(16) Total estimated initial investment. We have used our and our Parent's almost 40 years' experience in the business to prepare the estimate for additional funds and other estimates. You should review these figures carefully with a business advisor, your accountant and/or your attorney before deciding to acquire the franchise. The estimate does not include any finance charge, interest, or debt service obligation. You should allow for inflation, discretionary expenditures, fluctuating interest rates and other costs of financing and local market conditions, which can be highly variable and can result in substantial, rapid and unpredictable increases in costs. Except for the security deposit under a real property lease and utility deposits, which typically are refundable if you comply with the lease's and utility agreement's terms, none of the payments is likely to be refundable, although this may depend on your negotiations with others. Neither we nor our affiliates offer financing for any part of the initial investment. The availability and terms of financing depend on many factors, including the availability of financing generally, your creditworthiness and collateral and the lending policies of financial institutions from which you request a loan.

(17) If we permit you to develop a Buffalo Wild Wings Sports Bar at a Multi-Brand Location, you may incur additional expenses to establish the Other Restaurant(s), including initial franchise fee, initial training program, computer system, signage, fixtures, furniture, equipment, initial inventory, and other expenses. You will find the build costs and other costs to establish each applicable Other Restaurant(s) in the Other Franchisor's franchise disclosure document. You may pay less than the cumulative total estimated initial investments for both a Buffalo Wild Wings Sports Bar and Other Restaurant if certain expenses, such as rent and insurance, overlap.

ESTIMATED INITIAL INVESTMENT FOR AREA DEVELOPMENT AGREEMENT. If you sign an Area Development Agreement, your initial investment for your first Buffalo Wild Wings Sports Bar is the same as disclosed in the Item 7 chart. You also will pay a one-time Development Fee as described in Item 5. This is the only additional initial investment under the Area Development Agreement. Your initial investment for your second and subsequent Buffalo Wild Wings Sports Bars likely will be higher than the estimates listed in the chart for your first Sports Bar due to inflation and other economic factors that may vary over time.

ITEM 8
RESTRICTIONS ON SOURCES OF PRODUCTS AND SERVICES

In order to ensure a uniform image and uniform quality of products and services throughout the Buffalo Wild Wings Sports Bar network, you must maintain and comply with our quality standards, as we periodically modify them. Our standards may regulate, among other things, the equipment and other products and services you use to operate the Sports Bar, designated or approved suppliers (including manufacturers and distributors) of these items, and required or authorized products and services your Sports Bar offers. We issue and modify standards and specifications based on our, our affiliates' and our franchisees' experience in operating and franchising Buffalo Wild Wings Sports Bars. We will notify you in our manuals, on our extranet, or in other written communications of our standards and specifications and the names of some of our designated and approved suppliers. We also provide our relevant standards and specifications to approved suppliers.

Our affiliate has contracted with a technology provider to provide franchisees a technology-based learning management system, and franchisees must participate in the arrangement with that provider. Our affiliate also provides menu database support services and accounting services to local marketing groups and subleases real estate to 12 Buffalo Wild Wings Sports Bar franchisees. In addition, our affiliate provides optional contactless texting and payment services to franchisees. Otherwise, neither we nor our affiliates are approved suppliers or the only approved suppliers for any category of goods and services for Buffalo Wild Wings Sports Bars. For the fiscal year ended December 31, 2024, our affiliates received $2,303,706 in revenue from providing these services and leasing real estate to franchisees, although they forwarded $1,970,595 of this amount to the landlord under a prime lease.

Except for this amount, neither we nor our affiliates received any revenue during our 2023 fiscal year from selling products or services to Buffalo Wild Wings Sports Bar franchisees. We or our affiliates may receive profits and commissions on other sales that we and our affiliates make directly to franchisees in the future. You will pay the then current price in effect for all purchases you make from us or an affiliate.

Although you are not required to purchase or lease real estate from us or our affiliates, you may only operate the Sports Bar from a location that we accept. We also have the right, but not the obligation, to review and to approve or disapprove any lease for the Sports Bar's premises. You and the landlord must sign the form of Lease Addendum attached to the Franchise Agreement. You and your landlord must also sign the Option to Assume Lease that is attached to the Franchise Agreement.

You must construct and equip your Sports Bar according to our approved designs, specifications and standards. You must ensure that your building plans comply with the Americans with Disabilities Act and all other federal, state and local laws. At your option, our affiliates also may provide kitchen layout design services. You also must use equipment (including hardware and software for a Sports Bar point-of-sale system and audio/video equipment), signage, fixtures, furnishings, products, ingredients, supplies and advertising materials that meet our specifications and standards.

We provide you with a list of approved manufacturers, suppliers and distributors ("Approved Suppliers List") and approved products, fixtures, furniture, equipment, audio/visual equipment, signs, stationery, supplies and other items or services necessary to operate the Sports Bar ("Approved Supplies List"). The Approved Supplies List may specify the specific manufacturer of a specific product, piece of equipment, or service. As of the date of this disclosure document, you must purchase certain construction-related services, equipment (including the POS system and related services and audio/visual equipment), Sports Bar signage, smallwares, sports programming, food and beverage products, uniforms and other branded merchandise, and gift card services only from our designated suppliers and/or distributors. For some items and services, you must sign contracts with third party suppliers in the form that we or they specify, including the then-current form of agreement to participate in the gift card program. You must participate in our then-current gift card program operated by or through our approved suppliers (that may include us or our affiliates). Checkmate.com, Inc. is an approved vendor we recommend for ordering platform and point-of-sale integration services and related technologies for franchised Buffalo Wild Wings Sports Bars. Inspire Brands owns an interest in this vendor, and some of our officers own interests in Inspire Brands. Otherwise, there is no approved or recommended supplier in which any of our officers owns an interest.

You must notify us in writing if you want to offer for sale at the Sports Bar any brand of product, or to use in the operation of the Sports Bar any brand of food ingredient or other material, item or supply, that we have not then approved, or to purchase any product from a supplier that we have not designated as an approved supplier. At our request, you must submit samples and other information we require for testing or to otherwise determine whether the product, material or supply or the proposed supplier meets our specifications and quality standards. We evaluate proposed suppliers based on their ability to provide services or to make products that conform and adhere to our specifications and quality standards, their willingness and ability to maintain the confidentiality of our information, their production and delivery capability, their financial condition and insurance coverage, and their ability to provide the product and/or service on a national basis. We typically will notify you of supplier approval or disapproval within 60 to 90 days after we receive all the information and samples we request. You must pay all costs of the inspection and evaluation and the actual cost of the test. We also may require the supplier to sign a supplier agreement. We may re-inspect the facilities and re-evaluate products of any approved supplier, approved variance or item and revoke our approval of any supplier, variance or item that fails to continue to meet any of our criteria. We will send written notice to the supplier if we revoke our approval of an approved supplier or item.

You must purchase and maintain in full force and effect, at your expense and from an insurer with a minimum A.M. Best Rating of A-VII that we (at our option) accept, the insurance that we periodically specify, in addition to any insurance required by applicable law or by your lease or sublease. Your insurance policy or policies must meet our standards and specifications (including minimum coverage amounts), and, at a minimum, currently must include the following coverages: (i) property insurance on the Sports Bar its improvements and all fixtures, equipment, supplies and other property used in the operation of the Sports Bar and, if applicable, coverage for construction of leasehold improvements or a stand-alone Builders Risk policy at 100% replacement value with no coinsurance; (ii) business interruption insurance that covers your loss of income and our Royalty Fees; (iii) commercial general liability insurance (including umbrella liability); (iv) automobile liability insurance on all owned, hired, rented and non-owned vehicles;(v) workers' compensation and employer's liability insurance covering all of your employees; and (vi) liquor liability insurance. Although not currently required, we strongly recommend that you consider the following insurance coverage typically

found in restaurant operations: back-up of sewer & drain; cyber liability; earthquake; employee benefit liability; crime insurance; employment practices liability; flood; food-borne illness-trade name restoration; product recall- first party, third party and third party recall liability; food contamination-loss of income; food contamination-trade name restoration; interior & exterior glass & signs; machinery & equipment breakdown; terrorism-property, auto and liability; and utility interruption-loss of income, and that you include mental injuries & loss of services in the general liability and umbrella insurance policy's definition of "Bodily Injury." In addition, the required liability insurance must name us, our parents, and our affiliates as additional insureds, provide separation of insureds coverage, and be primary and non-contributory with any insurance that we and our affiliates maintain. The required property insurance must name us, our parents, and our affiliates as loss payees as our and their respective interests appear, and all policies must comply with our subrogation requirements. We may periodically modify the required minimum limits and require additional insurance coverages as conditions require to reflect changes in relevant circumstances, industry standards, experiences in the Buffalo Wild Wings network, standards of liability and higher damage awards. You must send us (or our designee) at commencement and thereafter annually or at our request a proper certificate evidencing your compliance with our insurance requirements. At our request, you must provide us with complete copies of all policies and/or loss data. If you do not obtain and maintain the required insurance coverage, we have the right, but not the obligation, to obtain insurance coverage and to charge the costs to you, together with a reasonable fee for the expenses we incur in doing so. You should consult with an insurance professional to determine what coverage, in addition to the minimum required coverage, you may need for you and your Sports Bar.

Except as described in this Item 8, you currently are not required to purchase or lease any goods, services, supplies, fixtures, equipment, inventory, computer hardware or software, real estate or comparable items related to establishing or operating the franchised business from us, our affiliates, or our approved suppliers. We and our affiliates reserve the right to receive payments or other consideration from suppliers arising from your purchase of goods, products and services as described in this Item 8, and from any future purchase of any goods, products or services. During our 2024 fiscal year, we and our affiliates received a total of $3,577,978 from suppliers of certain food products based on franchisees' purchases from those suppliers. Further, as part of our national philanthropic initiative in which all Buffalo Wild Wings Sports Bars must participate, we currently receive a $1.00 rebate based upon those sports bars' purchases of featured Menu Items (including sauce and seasoning bottles), and we then donate those funds to the Buffalo Wild Wings Foundation. In addition, we and our affiliates receive payments from some suppliers that are contributed to the Advertising Fund. These payments may be percentage payments based on sales to franchisees, lump sums, reimbursements, or other similar types of payment. During our 2024 fiscal year, the amount of these payments that we and our affiliates received and deposited in the advertising Fund for use across the Buffalo Wild Wings Sports Bar network totaled approximately $11,133,964. We anticipate that we and/or our affiliates will receive similar amounts from suppliers in 2024.

There currently are no purchasing or distribution cooperatives in the Buffalo Wild Wings Sports Bar network. We may negotiate purchase arrangements with suppliers, including price terms, for the benefit of our franchisees but not on behalf of individual franchisees. We do not provide material benefits (for example, renewal or granting additional franchises) to you based on your purchase of particular products or services or use of particular suppliers. Collectively, the purchases and leases that you must make from us or our affiliates, from designated or approved suppliers, or under our standards and specifications represent about 90% of your purchases and leases to establish, and about 50% of your purchase and leases to operate, the Sports Bar.

Multi-Brand Locations

If we and you enter into the Multi-Brand Addendum and you operate your Sports Bar at a Multi-Brand Location, we, at our option, may modify any of the terms of the System applicable to the Sports Bar, including any system standards, the layout and design requirements, the products and services offered, any mandatory or optional advertising, marketing and promotional programs, required equipment or products, required hours

of operation, personnel training and staffing requirements, and other standards, specifications and requirements, in a manner that is different from the manner in which those terms apply to other Buffalo Wild Wings Sports Bars, to reflect the Sports Bar's status as a Multi-Brand Location. If you operate your Sports Bar at a Multi-Brand Location, you must comply with all of these modifications.

If we permit you to operate your Sports Bar at a Multi-Brand Location, (i) you must use paper products and other items bearing the Trademarks only at the Sports Bar and with products served by the Sports Bar, and you (or your affiliate) may not use them at the Other Restaurant or with products served by the Other Restaurant; (ii) you must ensure that all employees providing services to customers of the Sports Bar wear uniforms that are distinct from the uniforms and/or other apparel worn by the employees providing services to customers of the Other Restaurants; and (iii) you may be required to purchase or lease certain goods and services for each Other Restaurant from approved or designated suppliers (which may be the applicable Other Franchisor or its affiliate). You can find additional information in each Other Franchisor's franchise disclosure document.

ITEM 9
FRANCHISEE'S OBLIGATIONS

This table lists your principal obligations under the franchise and other agreements. It will help you find more detailed information about your obligations in these agreements and in other Items of this Disclosure Document.

	Obligation	Section in Agreement*	Disclosure Document Item
a.	Site selection and acquisition/lease	Sections 2.A and 5.A; Section 4.B of the Area Development Agreement	Items 7 and 11
b.	Pre-opening purchases/leases	Sections 5.A, 5.F and 6.C-D	Items 5, 6, 7 and 8
c.	Site development and other pre-opening requirements	Sections 5.A and 5.B; Sections 2 and 4 of the Area Development Agreement; Section 4(d) of the Multi-Brand Addendum	Items 7, 8 and 11
d.	Initial and ongoing training	Sections 7.B, 7.C, and 7.D Section 6.D of the Area Development Agreement; Section 5 of the Multi-Brand Addendum	Items 5, 6 and 11
e.	Opening	Sections 2.C, 5.A-B and 8.G; Section 4 of the Area Development Agreement	Items 5 and 11
f.	Fees	Sections 9.A-D, 9.E and Appendix C; Section 3 and Appendix D of Area Development Agreement	Items 5, 6 and 7

	Obligation	Section in Agreement*	Disclosure Document Item
g.	Compliance with standards and policies/Operations Manual	Sections 6.A-R; Sections 4 and 6 of the Area Development Agreement; Sections 4(e)-(g) and 5 of the Multi-Brand Addendum	Items 6, 7, 8, 11, 14 and 16
h.	Trademarks and proprietary information	Sections 3.A-E and 6.J; Section 6.B of the Area Development Agreement	Items 13 and 14
i.	Restrictions on products/services offered	Sections 2.D and 6.A-C	Items 6, 7, 8, 11, and 16
j.	Warranty and customer services requirements	Section 6.L	Items 6 and 11
k.	Territorial development and sales quotas	Sections 2.B and 2.D; Section 4 and Appendix D of the Area Development Agreement	Item 12
l.	Ongoing product/service purchases	Sections 6.A-C	Items 6, 7 and 8
m.	Maintenance, appearance and remodeling requirements	Sections 5.B-F; Sections 4(a) and 7 of the Multi-Brand Addendum	Items 8 and 11
n.	Insurance	Section 10.C	Items 6, 7 and 8
o.	Advertising	Sections 8.A-G and 9D	Items 6, 7 and 11
p.	Indemnification	Section 10.B	None
q.	Owner’s participation/ management/staffing	Sections 7.A-G	Items 11 and 15
r.	Records/reports	Sections 9.E and 9.H; Section 4(g) of the Multi-Brand Addendum	Item 11
s.	Inspections/audits	Sections 5.C, 6.G and 9.I; Section 6 of the Multi-Brand Addendum	Items 6 and 11
t.	Transfer	Sections 11.A-G; Section 10 of the Area Development Agreement; Section 8(b) of the Multi-Brand Addendum	Items 6 and 17
u.	Renewal	Section 4.B; Section 3 of the Multi-Brand Addendum	Items 6 and 17
v.	Post-termination obligations	Sections 14.A-B; Section 9.A-E of the Area Development Agreement; Section 8(d) of the Multi-Brand Addendum	Item 17
w.	Non-competition covenants	Section 10.D	Item 17
x.	Dispute resolution	Section 12; Section 7 of the Area Development Agreement	Item 17
y.	Other	Not Applicable	Not Applicable

*Unless otherwise noted, Section references are to the Franchise Agreement.

ITEM 10
FINANCING

We do not offer direct or indirect financing. We do not guaranty your note, lease, or obligation.

ITEM 11
FRANCHISOR'S ASSISTANCE, ADVERTISING, COMPUTER SYSTEMS, AND TRAINING

Except as listed below, Buffalo Wild Wings International, Inc. is not required to provide you with any assistance.

Pre-Opening Assistance: Before you open your Sports Bar, we will:

1. Provide you with site selection criteria and general building and design requirements for your Sports Bar (Franchise Agreement, Sections 2.A, 5.A and 5.B).

2. Accept a site for your Sports Bar that meets our requirements. We describe our site selection and acceptance and lease acceptance processes later in this Item. (Franchise Agreement, Sections 2.A, 5.A and 5.B)

3. Provide you with either a written or electronic copy of the manuals, or electronic access to the manual, which may include audio, video, pictures, presentation materials, computer software, electronic media, written materials, written directives, email and other electronic communications, or any other medium capable of conveying the contents of the manuals. The manuals that detail the specifications and procedures relating to the operation of the Sports Bar (Franchise Agreement, Section 6.I).The following table identifies the subjects covered in the manuals' written materials and the number of pages devoted to each subject:

Manual Section	Pages
Ops Systems, Tools & Processes	34
Food & Beverage Processes	232
Safety & Sanitation	41
Total	307

4. Provide guidance and assistance on the construction, decoration, development and opening of your Sports Bar. We describe this assistance and your obligations later in this Item. (Franchise Agreement, Sections 2.C, 5.A and 5.B and Area Development Agreement, Sections 2.B, 4.A and 4.B) At your option, our affiliates also may provide kitchen layout design services.

5. Provide the initial training programs described below (Franchise Agreement, Section 7).

6. Provide specifications and names of approved suppliers for opening inventory, supplies, and related materials. We do not provide items directly, but will provide the names of approved suppliers for some items and written specifications for some items. We do not deliver or install any items. (Franchise Agreement, Section 6).

Ongoing Assistance: During the operation of your Sports Bar, we will:

1. Maintain the advertising Fund described later in this Item (Franchise Agreement, Section 8.A).

2. Approve all advertising and promotional materials that meet our requirements (Franchise Agreement, Section 8).

3. Provide updates to the Approved Suppliers and Approved Supplies Lists (Franchise Agreement, Section 6.C).

4. Make periodic visits to your Sports Bar as we reasonably determine to be necessary to provide consultation and guidance. (Franchise Agreement, Section 6.G).

5. Provide refresher training courses as we determine necessary. Training may include the use of multi-media such as e-learning, videos, or simulations. You must acquire an electronic device such as a laptop or tablet to access these materials and complete courses as required. We may provide in-person training programs without charge, but you must pay all expenses for you and your employees, including training materials, travel and living expenses (Franchise Agreement, Section 7.C).

Our Obligations Under the Area Development Agreement

If you sign an Area Development Agreement, you will sign the initial Franchise Agreement in the Development Schedule when you sign the Area Development Agreement. If you comply with the Area Development Agreement and our then current development policies, and we have accepted your proposed site for a new Buffalo Wild Wings Sports Bar, then we will issue a Franchise Agreement for that Sports Bar at that site. You (or a Developer Subsidiary) and we must enter into our then current form of Franchise Agreement for the proposed Sports Bar. You understand that we may periodically modify the then current form of Franchise Agreement and that it may be different than the current form of Franchise Agreement, including different fees and obligations. (Area Development Agreement, Section 5.B)

Advertising and Marketing

Grand Opening Marketing

You must conduct certain advertising and public relations activities relating to the opening of your Sports Bar. In addition to the other required advertising payments described here, you must spend at least $12,500 for grand opening activities during the time between 45 days before and 45 days after the Sports Bar opens. You also must perform these opening advertising and promotions every time that you relocate the Sports Bar or reopen the Sports Bar after having it closed for 30 days or more. Upon our request, you must provide to us proof of these expenditures. We have the right, but not the obligation, to collect and administer these funds on your behalf. (Franchise Agreement, Section 8.G) If you are developing a Sports Bar at a Non-Traditional Location, you are not required to conduct any grand opening marketing activities. (Non-Traditional Rider to the Franchise Agreement, Section 9)

Fund

Unless your Control Person has signed or will sign a NAF Reallocation Participation Agreement, you currently must pay an Advertising Fee of 3.75% of your Sports Bar's Gross Sales to an advertising and development fund (the "Fund") we have established. (Sections 8.A and 9.D of Franchise Agreement.) We may periodically increase or decrease the amount of the Advertising Fee, but we may not increase the Advertising Fee by more than ½% of Gross Sales per year and the Advertising Fee may not exceed 4.15% of Gross Sales during the term of your Franchise Agreement. If we change the Advertising Fee, we will provide you with 60 days' advance written notice. If your Control Person has previously executed a NAF Reallocation Participation Agreement, or if you will enter into the NAF Reallocation Participation Agreement upon signing

the Franchise Agreement, you must pay us the Additional 0.25% Fee, and the total Advertising Fee will be 4% of Gross Sales, during the Reallocation Period, as described in Item 6.

For our company-owned Buffalo Wild Wings Sports Bars (except for Buffalo Wild Wings Sports Bars at Non-Traditional Locations), we or our affiliate will contribute to the Fund at the same rate as similarly situated franchised Buffalo Wild Wings Sports Bars in the same local marketing area. If you are developing a Sports Bar at a Non-Traditional Location, you currently must pay an Advertising Fee of 1.875% of your Sports Bar's Gross Sales to the Fund. (Non-Traditional Rider to the Franchise Agreement, Section 10) Other franchisees may contribute to the Fund at different rates. Third party suppliers also might contribute amounts to the Fund.

We administer the Fund. The Fund is not a trust or escrow account, and we have no fiduciary obligation to franchisees arising from the Fund, although we will spend amounts in the Fund in a manner that we determine is in the general best interests of the System. We may use the Fund (among other things) to conduct national, regional and/or local advertising. Our in-house staff, national or regional advertising agencies, and/or other contractors may produce advertising, marketing and promotional materials that the Fund finances. We have the right to determine the expenditures of the amounts collected and the methods of marketing, advertising, media employed and the contents, terms and conditions of marketing campaigns and promotional programs. Because of the methods used, we are not required to spend a prorated or specific amount on each contributing Buffalo Wild Wings Sports Bar or in each advertising market. We also have the right to make disbursements from the Fund for expenses incurred relating to the cost of formulating, developing and implementing marketing, advertising and promotional campaigns. In addition, we may use the Fund for the following purposes: (1) salaries, benefits and any other payments made to employees or any other individual or entity providing services to the Fund, and administrative costs, salaries and other expenses for marketing support personnel and operating expenses associated with the Fund; (2) broadcast, digital, print or other advertising; (3) the creation, development and production of advertising and promotional materials in any media (i.e., print ads, radio, film and television commercials, digital assets, videotapes, direct mail pieces and other print and electronic advertising); (4) any marketing or related research and development (e.g., innovation, technology, training materials related to accurately promoting or producing food or products, and so on); and (5) advertising and marketing expenses, including product and food research and development, services that advertising agencies provide, public relations firms or other marketing, research or consulting firms or agencies, menus and menu designs, customer incentive programs, sponsorships, marketing meetings and sales incentives, development of our website and intranet system, internet access provider costs, subscriptions to industry newsletters or magazines, and other marketing-related expenditures we specify.

The Fund is not audited. If you request, we will provide you an annual unaudited statement of the financial condition of the Fund. During our 2024 fiscal year the Fund spent 65% of its expenditures on media placement, 16% on printing and production costs, 6% on agency fees, 4% on general and administrative expenses, and 9% for technology initiatives, including our website, customer personalized offers and rewards programs. We currently do not use any Fund contributions principally to solicit new franchise sales, although we may do so in the future. If we spend less than the total of the Fund contributions in any year, we retain the balance to spend during the next year for the purposes described here.

We direct the Fund expenditures, although we may receive input from the Buffalo Wild Wings Franchise Advisory Council ("FAC"). As described in Item 20, the FAC includes 9 franchisee members who have either been appointed by us and/or the FAC and/or elected by franchisees. Currently, the FAC is comprised of 5 elected members and 4 appointed members. The FAC meets regularly with our representatives to advise on general franchise issues, including marketing activities. The FAC serves in an advisory capacity only and has no operational or decision-making power. We have the power to form, change or dissolve FAC subcommittees. We may dissolve the FAC upon notice to all members.

Local Advertising

You must use your best efforts to promote and advertise the Sports Bar and participate in any marketing and promotional programs we periodically establish. In addition to the Advertising Fee, you must spend ½% of your Sports Bar's Gross Sales on approved local marketing and promotion, unless you sign or have signed a NAF Reallocation Participation Agreement, and then you must spend ¼% of your Sports Bar's Gross Sales on approved local marketing and promotion, or the Sports Bar will be located a Non-Traditional Location, and then you are not required to spend any additional amounts on local marketing or promotion activities. Upon our request, you must provide us with itemization and proof of marketing and an accounting of the money that you have spent for approved local marketing. At our option, you must periodically prepare and submit to us for our approval a proposed local advertising and marketing plan that contemplates spending at least the amount required and must implement the plan in the form that we approved it. If you fail to make the required expenditure, we may collect and contribute the deficiency to the Fund. You must use only those advertising materials (including any print, radio, television, electronic, or other media forms that may become available in the future) as we furnish, approve or make available, and you must use the materials only in a manner that we specify. Any promotional activities you conduct in the Sports Bar or on its premises are subject to our approval. We will not unreasonably withhold approval of any sales promotion materials or media and activities if they are current, in good condition, in good taste and accurately depict the Trademarks. Any point-of-sale posters or other promotional materials you use must be current and in good condition. We may make available at a reasonable cost to you annually or at other reasonable intervals, a sales promotion kit containing new (or replacement) point of sale and other promotional materials (Franchise Agreement, Sections 8.B and 8.C)

You must issue, use and honor in the manner we periodically specify only the gift and stored value cards, checks and similar items that we periodically designate and otherwise participate in other promotions, including the Loyalty Program and any other or subsequent customer loyalty program(s), any promotions, and any procedures for resolving customer complaints, that we periodically specify.

We have developed a gift card program. You must sign the then-current form of agreement to participate in the gift card program operated by or through our approved suppliers (that may include us or our affiliates). When the Franchise Agreement terminates or expires, or you transfer your rights under the Franchise Agreement, you must pay all amounts you owe under the gift card program and any related agreements.

We have also developed the Loyalty Program. You must comply will all requirements of the Loyalty Program as we may periodically modify them. These requirements include supporting and participating in the Loyalty Program, maintaining sufficient funds in your account to enable the successful transfer of funds on a weekly basis, following required procedures for settlement of funds, and other matters we periodically determine.

Other than the gift card program and the Loyalty Program, you must not, internally or through a third party, participate in any other mobile or online ordering, purchasing or payment program or other proprietary, closed network, online stored value card program at or through a Sports Bar.

If we permit you to operate the Sports Bar at a Multi-Brand Location, unless we otherwise specify or approve, none of the advertising, marketing or promotional materials associated with the Sports Bar may reference any Other Restaurant or the brand(s) under which they operate. (Section 4.F of MBA)

Social Media

You must comply with our policies and requirements (as we periodically modify them) concerning blogs, common social networks like Facebook, professional networks like Linked-In, live-blogging tools like

X (f/k/a Twitter), virtual worlds, file, audio and video sharing sites like TikTok, Pinterest and Instagram, and other similar social networking or media sites or tools (collectively, "Social Media") that in any way reference the Trademarks or involve the Sports Bar. These policies may involve prohibitions on your or your representatives' use of Social Media in relation to the Trademarks or the Restaurant. (Franchise Agreement, Section 8.F)

Advertising Cooperatives and Local Marketing Groups

We may designate a local advertising market for Buffalo Wild Wings Sports Bars, and if we do, you must participate in and contribute to the cooperative or local marketing group responsible for coordinating advertising and marketing programs in your designated local advertising market. We typically determine these local advertising markets based on our specific criteria for designated marketing areas. If established, you must contribute a minimum of ½% of your Sports Bar's Gross Sales to the local cooperative or local marketing group (the "Cooperative"), which satisfies the local marketing requirement described above. If, however, the Cooperative votes to spend a percentage greater than ½% of Gross Sales per location, you must contribute that amount. Each Buffalo Wild Wings Sports Bar, including those that we, our parent company or our affiliates operate (except at Non-Traditional Locations), within a designated local advertising area is a member of the Cooperative and each sports bar has one vote on all matters requiring a vote. Each Cooperative will adopt bylaws or other governing documents that we approve, and you must comply with the terms of those governing documents. A formal advertising cooperative's members administer those cooperatives, and we (through our field marketing department) typically direct and administer the local marketing groups. We (at our option) may administer the Cooperatives' funds and require payment from its members via electronic funds transfer, and may charge a reasonable fee to the cooperative to cover our costs of providing this service. The contribution amount must be on a percentage of Gross Sales basis and per Sports Bar, and must be at least ½% of Gross Sales. Each Cooperative must engage the services of a professional advertising agency or media buyer that we approve and that has expertise in the industry and in the particular market. Further, you must obtain our written approval of all promotional and advertising materials, creative execution and media schedules before their implementation. Each Cooperative will prepare annual financial statements and provide them to all members of the Cooperative and to us upon request. Also, each Cooperative must submit to us its meeting minutes upon our request. We may form, change, dissolve and merge Cooperatives.

<u>POS, Technology and Computer System</u>

You must purchase and use any computer system that we develop or select for the Sports Bar, including all future updates, supplements and modifications (the "Computer System"). The Computer System may include all hardware and software used in the operation of the Sports Bar, including Point-of-Sale (POS) terminals and back office programs used to record, analyze and report sales, inventory, tax and other operational information. The computer software package developed for use in the Sports Bar may include proprietary software and/or other technology. We may require you to license proprietary software or other technology, and/or purchase Computer System components and other related equipment, products and services, only from us, one of our affiliates or one or more third parties (at our option), and you must pay any licensing, user or technology fees and prices for components, equipment and other products and services that we or they determine. All right, title and interest in the software will remain with the licensor of the software or technology. The computer hardware and other equipment components of the Computer System must conform to specifications we develop. We reserve the right to designate a single source from whom you must purchase the Computer System and related support services, and that single source may be us or an affiliate. You must, at all times, have at the Authorized Location internet access with a form of secure high-speed broadband internet connection at our then-current minimum bandwidth specification. You also must maintain an email account for our direct correspondence with the Control Person and a separate email account for the Sports Bar.

You must record all sales of your Sports Bar on information systems that we have approved and report your Gross Sales daily through our Franchise Sales Automation (FSA) electronic data interface. This Computer System generates and stores sales, inventory, product usage, operational and tax information. The information system currently costs approximately between $25,000 to $40,000 and depends on the number of POS terminals you must obtain for the Restaurant. All Buffalo Wild Wings Sports Bars must use the POS system we designate. You must purchase the POS system (hardware and software), and required ongoing maintenance and support, from a supplier we designate. We estimate the current costs for annual recurring software and hardware maintenance, repairs, upgrades and updates for the POS System will cost from $2,000 to $9,000 for each Buffalo Wild Wings Sports Bar. Otherwise, neither we, our affiliate, nor any third party has any obligation to provide ongoing maintenance, repairs, upgrades or updates. You also must participate in the integrated online ordering solution we designate and acquire the required equipment and software only from our designated supplier. The estimated costs for franchisees to participate in the online ordering program currently include a one-time estimated cost $325 to $600, as well as annual maintenance fees of $920.

We may periodically designate changes or enhancements to the Computer System, including the POS terminals, computer hardware, POS file server, software, tablet technology, payment gateway technology and other equipment. You must install and begin using the required, changed or enhanced Computer System on the schedule we specify. We also may add new payment methods beyond traditional methods, including online payment, mobile order taking/payment, and table-side order and pay capabilities. Upon notice from us, you must invest in the technologies necessary to ensure the proper functioning of the new payment methods or other technology. This investment may be related to costs for hardware, software, and related service and support. No contract limits the frequency or cost of your obligations.

We have unlimited, independent access to your Sports Bar's Computer System and may retrieve, analyze, download and use all software, data and files generated or stored on the Computer System. You must store all data and information that we designate and report data and information in the manner we specify, including through our intranet, file exports, integration services or other online communications or services. (Franchise Agreement, Sections 6.D, 6.R, 9.E and 9.H)

You must, at all times, be compliant with the applicable and then current Payment Card Industry Data Security Standard ("PCI-DSS") and requirements. You must verify to us your compliance with PCI-DSS requirements periodically as we specify. If you receive notice of a credit card breach, you must notify us immediately that an investigation is underway and cooperate fully with us concerning the investigation, media responses and resolution management.

Site Selection and Lease

You select the site for the Sports Bar within the area designated in the Franchise Agreement or Area Development Agreement. In either case, we provide you with site selection criteria. You must verify to us that your site complies with our site selection criteria. You must send us a complete site report (containing the demographic, commercial, market and other information and photographs we periodically specify) for each proposed site, and information on your financial and operational ability to develop and operate the proposed Sports Bar, along with sending us information necessary to complete each Franchise Agreement, all on the schedule we periodically specify. Within 45 to 60 days after you submit all required information, we will notify you in writing whether or not we have any objections to the site you proposed. You may not develop a Sports Bar at any site unless we have communicated our acceptance of the site in writing. Our acceptance of the site simply means that the site meets our then current site selection standards or guidelines. We typically consider the following factors in deciding whether or not to object to any proposed site: demographics, traffic patterns, visibility, business mix, ability to obtain a liquor license, ability to reflect our brand image, adequacy of signs and image, and our assessment of the potential impact of a proposed site on other Buffalo Wild Wings Sports Bars. We generally do not own sites and lease them to franchisees, lease sites and sublease them to

franchisees, or select sites for franchisees. If you have not chosen a site that we have accepted within 90 days after signing the Franchise Agreement, or you do not open the Sports Bar on or before the deadline in the Franchise Agreement or Development Schedule, we may terminate your Franchise Agreement or Area Development Agreement.

If you plan to sign any type of lease for the Sports Bar's premises, you and your landlord must sign the Lease Addendum attached to the Franchise Agreement. You may not change the Lease Addendum form without our approval. You must provide us a copy of the executed lease and Lease Addendum, as well as any amendments to the lease signed after its effective date, within 5 days of signing. You must sign, and provide us an executed copy of, your lease (including an executed copy of the Lease Addendum) or the purchase agreement for the site within 120 days after the Franchise Agreement's effective date. If you fail to sign the lease or the purchase agreement by these deadlines, we may terminate the Franchise Agreement (Franchise Agreement, Sections 2.A and 5.A).

Construction and Opening Your Sports Bar

The typical length of time between the signing of the Franchise Agreement, which is the first payment of any consideration for the franchise, and the opening of your Sports Bar is approximately 12 to 15 months. Factors that may impact this length of time may include whether you have an accepted site when you sign the Franchise Agreement and your ability to obtain a site, prepare a site survey, arrange leasing and financing, make leasehold improvements, install fixtures, equipment, and signs, decorate the Sports Bar, meet local requirements, obtain inventory, obtain a liquor license, and similar factors.

You must construct and equip the Sports Bar according to our specifications and standards pertaining to equipment, inventory, signage, fixtures, furnishings, accessory features (including sports memorabilia) and design and layout of the building. We will review the kitchen layout, exterior design (elevations) including signage, and (if applicable) site layout provided by you for your Sports Bar. We will give you mandatory and suggested modifications to the kitchen layout and exterior design (elevations) including signage. The Sports Bar's final layout and design will be determined by us in in our sole judgment. If you would like our affiliate to design a PKL for you, there is a $1,200 fee for new Sports Bars and $750 for remodeling Sports Bars. Our affiliates do not provide exterior design layouts.

You must provide us for our approval proposed building plans for your Sports Bar in the form that we reasonably specify. You may not start construction of the Sports Bar until you have received our written approval of your building plans. If your Sports Bar is not constructed strictly according to the previously-approved building plans, we will not approve your Sports Bar for opening. You will have 30 days from the date we deny our approval to correct all the construction problems so that your Sports Bar is strictly constructed according to the approved building plans. If you fail to correct the problems within this 30-day period, we may terminate the Franchise Agreement. If the Sports Bar opening is delayed for any of these reasons, you are responsible for any related losses and costs.

Promptly after obtaining our written confirmation of our acceptance of the site for the Sports Bar, you must: (i) retain the services of an architect that we approve; (ii) retain the services of a general contractor and audio/visual equipment providers and installers that we approve; (iii) have prepared and submitted for our approval a site survey and basic architectural plans and specifications (not for construction) consistent with our general atmosphere, image, color scheme and ambience requirements for a Buffalo Wild Wings Sports Bar (including requirements for dimensions, exterior design, materials, interior design and layout, equipment, fixtures, furniture, signs and decorating); (iv) retain the services of a company specialized in assisting restaurant operators during the construction process to assist you in submitting, processing, monitoring and obtaining in a timely manner all necessary construction documents, licenses and permits and to advise you throughout the construction of your Sports Bar if we determine, in our good faith judgment, that you do not

have sufficient experience in the development process to manage this function; (v) purchase or lease and then, in constructing the Sports Bar, use only the approved building materials, equipment, fixtures, audio visual equipment, furniture and signs; (vi) complete the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating of the Sports Bar in compliance with plans and specifications we approve and all applicable ordinances, building codes and permit requirements without any unauthorized alterations; (vii) obtain all customary contractors' sworn statements and partial and final waivers; (viii) obtain all necessary permits, licenses and architectural seals and comply with applicable legal requirements relating to the building, signs, equipment and premises, including the Americans With Disabilities Act; and (ix) obtain and maintain all required zoning changes, building, utility, health, sanitation, liquor and sign permits and licenses and any other required permits and licenses. You must use the prototype architectural drawings we provide to you when working with your architect and general contractor. You, your affiliates or your Principal Owners, or any person related to, or any entity controlled by your Principal Owners may not be your general contractor without our approval. Your general contractor may not be your audio/visual equipment provider and installer, unless your general contractor shows expertise in this field to our satisfaction and we approve the contractor before it begins any work. Once we provide our approval of the initial plans, any change to the building plans or any replacement, reconstruction, addition or modification in the building, interior or exterior decor or image, equipment or signage of the Sports Bar requires our approval. You may not start the replacement, reconstruction, addition or modification until you have received our written consent to your revised plans.

You must begin substantial construction (site work, utility infrastructure and building erection) of the Sports Bar at least 150 days before the deadline to open the Sports Bar if the Sports Bar is in a new free standing location or at least 120 days before the deadline to open the Sports Bar if the Sports Bar is in a non-free standing location or a conversion of an existing free-standing building. We may require you to provide us weekly development and construction progress reports in the form we designate from the date you begin development until the date you open the Sports Bar. In addition, on or before the deadlines to start construction you must submit to us, if requested, executed copies of any loan documents and any other document that proves that you have secured adequate financing to complete the construction of the Sports Bar by the required opening date. If you fail to begin construction or to secure financing by these deadlines, we may terminate the Franchise Agreement.

If we permit you to operate the Sports Bar at a Multi-Brand Location, you must design and construct, and/or make modifications to the Sports Bar's layout, design, equipment and fixtures that we periodically specify to reflect the Restaurant's operation at a Multi-Brand Location. You must notify customers, and the design and layout must reflect, in the manner we periodically specify that the operation of the Other Restaurant(s) is separate from and independent from the Sports Bar. At our option, you may use certain areas of the premises and equipment (including point-of-sale systems and other computer equipment) only for the business associated with the Sports Bar or only for the business associated with the Other Restaurants.

You must open and begin operating the Sports Bar by the "Required Open Date" (as defined by your Area Development Agreement or Franchise Agreement). You may not open the Sports Bar until: (1) you have properly developed and equipped the Sports Bar according to our standards and specifications and in compliance with all applicable laws and regulations; (2) all pre-opening training for the Sports Bar's personnel has been completed to our satisfaction; (3) you have given us evidence of required insurance coverage and payment of premiums and a copy of the fully-signed Lease; (4) you have obtained all required zoning, building, utility, heath, sanitation, liquor and sign permits and licenses and any other required permits and licenses; and (5) if we (at our sole option) require, we have conducted a pre-opening inspection and/or have certified the Sports Bar for opening. If you fail to begin operations by the Required Open Date, we may terminate the Franchise Agreement. If you sign the Area Development Agreement, you must open and begin operating the new Sports Bars according to the Development Schedule in the Area Development Agreement. If you fail to comply with the Development Schedule, we may terminate the Area Development Agreement. The intervals

for opening individual sports bars depend upon the negotiated Development Schedule and are generally about 12 months for the first Sports Bar. The timelines in the Development Schedule supersede Franchise Agreement timelines and may be shorter than the timelines described in the Franchise Agreement. If we permit you to operate the Sports Bar at a Multi-Brand Location, you may not open and begin operating the Sports Bar unless the Other Restaurant is also open and in operation. (Franchise Agreement, Sections 2.C, 5.A and 5.B; Area Development Agreement, Sections 2.B, 4.A and 4.B; and Multi-Brand Addendum, Section 4(a), 4(b) and 4(d))

Training

Not more than 120 days, but not less than 60 days, before the opening of your Sports Bar, we will provide the following initial in-Sports Bar training and familiarization course to train at least 4 people from your management team (including your Control Person, Unit General Manager and at least 2 assistant managers), which the attendees must complete to our satisfaction:

TRAINING PROGRAM

Subject	Subject	Hours of Classroom Training	Hours of On-the-job Training	Location
HOH Training Module/ MOD Training	Shift 1: Open & Chip/Shake Station Shift 2: Mid & Chip/Shake Station Shift 3: Open & Grill Station Shift 4: Mid & Southwest Station Shift 5: Mid & Outside Expo	2	43	NCTSB
Off-Premise Training Module/ MOD Training	Shift 1: Open & Outside Expo Shift 2: Mid & Cashier Position Shift 3: Mid & Cashier Position Shift 4: Close & Cashier Position	2	43	NCTSB
FOH Training Module/ MOD Training	Shift 1: Open & Greeter Shift 2: Mid & Server Shift 3: Open & Server Shift 4: Mid & Bartender Shift 5: Mid & Bartender	2	35	NCTSB
Coaching & Zone Management Certification	Shift 1: Mid & Zone Management Certification Shift 2: Open & Zone Management Certification Shift 3: Open & Zone Management Certification Shift 4: Close & Zone Management Certification Shift 5: Close & Zone Management Certification	1	44	NCTSB

Subject	Subject	Hours of Classroom Training	Hours of On-the-job Training	Location
MOD Training Module	Shift 1: Open & MOD Shift 2: Open & MOD Shift 3: Mid & MOD Shift 4: Close & MOD Shift 5: Close & MOD	1	44	NCTSB
Role Specific Training	5 Shifts based on specific role (General Manager, AGM, Service Manager, Kitchen Manager)	1-3	42-44	NCTSB
30/60/90 Day Plans	OJT Continuous Learning		Varies	Home Sports Bar
TOTAL HOURS		9-11+	251-253+	

Rachel Richal, our Vice President of Training, oversees our training programs. Ms. Richal joined us in 2019 and has held many positions with us and Parent, including Director, Learning and Sr. Director of Learning and Team Member Activation. Previously she was Director of Training for TooJay's Deli and Restaurant overseeing the company's training and operations programs and new restaurant openings. She has a B.S. in Hospitality Management and over 20 years of restaurant experience in various roles in training and operations. Additional employees who have experience in some facet of the operation of a Buffalo Wild Wings Sports Bar (for example, opening, operations, or systems management) will assist Ms. Richal with the development and administration of the training program. Instructional materials for the training programs are located on our intranet and online Learning Management System.

The classroom training is a self-directed training curriculum. We conduct the initial manager training program, including on-the-job training, for your first Buffalo Wild Wings Sports Bar at a National Certified Training Sports Bar ("NCTSB") that our affiliates operate. These NCTSBs are located in a variety of cities across the country. We hold training programs as often as necessary to address new sports bar openings. You must pay the travel, living expenses and supply costs for you and your employees along with the then-current training fee (currently $2,500 per person). You may also request approval to attend the first 5 weeks of training at a franchised Buffalo Wild Wings Sports Bar if it is certified as a NCTSB. If we approve, your Sports Bar's Unit General Manager would still attend Role-Specific Training at a NCTSB that our affiliates operate. All required personnel must complete this training to our satisfaction. This does not include new franchisee training. New franchisee training must be completed at a company NCTSB.

After you and your management staff have successfully completed the training program, we will arrange, at your expense, for our opening team to travel to your Sports Bar to provide on-site training in connection with the opening of your Sports Bar. Our opening team will train you in implementing the System at your Sports Bar for two consecutive weeks (i.e., one week before the date that the Sports Bar opens for business, and one week after). You must pay us our then-current administrative fee (currently $5,000) and reimburse us for the travel expenses and prorated salaries for providing on-site training in connection with the opening of your Sports Bar. The opening team may include one operations training lead and up to 15 other "heart of house" and/or "front of house" trainers (depending on our assessment of your needs). Our opening team will train you in implementing the System at your Sports Bar for a maximum of 2 consecutive weeks (i.e., one week before the date that the Sports Bar opens for business and one week after). We will assemble the opening team based on guidelines we establish. There are no specific subjects of the training that the

opening team provides. Your Sports Bar staff need not complete specific tasks to our satisfaction. However, if we determine (in our sole judgement based on operations at your (or your affiliate's) other Buffalo Wild Wings Sports Bars) that you are capable of training your own staff prior to the opening of your Sports Bar, then you need not pay us the administrative fee or reimburse use for any expenses related to providing any on-site training, we will not provide on-site training in connection with the opening of your Sports Bar, and you must provide opening training to your Sports Bar staff according to our requirements.

At all times, you must employ at least 3 employees in each Buffalo Wild Wings Sports Bar who have completed to our satisfaction the manager training program, including any role-specific training. If at any time you fail to comply with this requirement, you must designate a replacement manager who must begin training within 4 weeks of hire. You also may choose to certify your Sports Bar as a NCTSB. To be certified as a NCTSB, all of your and your affiliates' Buffalo Wild Wings Sports Bars must be fully complying with all of your and their Franchise Agreements (including all operational requirements) for an uninterrupted period of 6 months before your request.

On or before the opening date for the 4th Sports Bar that you (or your affiliates) operate, you agree to complete (or to cause your affiliate to complete) to our satisfaction the necessary brand standards training, attain the minimum benchmarks, and complete the other tasks that we then specify in order for us to designate one of your (or your affiliate's) Sports Bars as a NCTSB and that Sports Bar's Unit General Manager as the "Certified Training General Manager." The NCTSB process will consist of the location and managers passing current training and standards as defined by the NCTSB certification program. The certification process will be completed by one of the following: the Field Training Manager, the Franchise Business Consultant, or the Director of Franchise Operations.

Once you or your affiliate have attained these certifications, if the NCTSB loses that certification or otherwise fails to meet our minimum benchmarks to retain that certification, or if the Certified Training General Manager's employment at the NCTSB ends or the Certified Training General Manager otherwise loses that certification, then within 60 days, you agree to complete (or to cause your affiliate to complete) the tasks necessary for us to once again have one of your or your affiliate's Sports Bars designated as a NCTSB and for that Sports Bar's Unit General Manager to be designated as the Certified Training General Manager. We may permit and/or require that certain initial and ongoing training provided under this Agreement be conducted at your (or your affiliate's) NCTSB, under the direction and supervision of the Certified Training General Manager, and according to our standards and requirements.

In addition to management training, you must maintain at the Sports Bar the following minimum number of Certified Trainers (CTs) as outlined in the chart below. You must have these Certified Trainers in place within 90 days after the Sports Bar's opening:

SALES	AWS	# HOH CTs	# FOH CTs
Below 2.2 M	Below $41,586	3	5
2.21 – 3.9 M	$41,587-$73,645	4	6
3.91 – 5.6 M	$73,646-$106,708	6	8
Above 5.61 M	Above $106,709	8	10

Your Control Person or another representative of the Sports Bar whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. You and/or your Control Person and other Sports Bar personnel must attend any additional meetings and refresher training programs that we periodically deem appropriate, although none are currently planned. (Franchise Agreement Section 7)

If you sign an Area Development Agreement for more than 11 Buffalo Wild Wings Sports Bars, you also must hire and maintain a full-time development manager and a professional training manager who completes additional training to our satisfaction, including the training that unit managers complete. If you sign an Area Development Agreement for more than 4 Buffalo Wild Wings Sports Bars, you must have a multi-unit operations manager to oversee the management of all your Sports Bars who also completes additional training to our satisfaction. For the New Sports Bar Opening Training of the third Sports Bar under the Area Development Agreement, you must have at least one Certified Trainer in a front of house position and one Certified Trainer in a heart of house position. These Certified Trainers must assist us in providing the New Sports Bar Opening training for the third Sports Bar under the Area Development Agreement. For the New Sports Bar Opening training of the 4th Sports Bar under the Area Development Agreement, you must have at least 2 Certified Trainers in front of house positions, 3 Certified Trainers in heart of house positions and one certified manager to supervise the 5 Certified Trainers. These individuals must provide all the training necessary to open the 4th and any subsequent Buffalo Wild Wings Sports Bar under the Area Development Agreement. All the certified trainers and managers must meet our approval. We do not have any obligation to provide training and opening assistance for the 4th and subsequent Buffalo Wild Wings Sports Bars under any Area Development Agreement. In addition, you must provide the ongoing Manager Training Program going forward. All training must comply with our requirements. (Area Development Agreement, Section 6.D)

If we permit you to operate the Sports Bar at a Multi-Brand Location, the services, guidance and assistance that we provide under the Franchise Agreement, including any training, may be intended for stand-alone Buffalo Wild Wings Sports Bars and not tailored or specific to Multi-Brand Locations. We may modify our training, staffing and other similar requirements to address any employees that are cross-trained to operate both the Sports Bar and the Other Restaurants. However, you must ensure that all employees who provide services to the Sports Bar's customers or otherwise assist in the Sports Bar's operation are properly trained to operate the Sports Bar and otherwise satisfy our requirements. We have no obligation to provide training, services or other assistant with respect to the development or operation of any Other Restaurant. (Multi-Brand Addendum, Sections 4(c) and 5)

ITEM 12
TERRITORY

Franchise Agreement

Under the Franchise Agreement, you receive the right to operate a Buffalo Wild Wings Sports Bar at a specific location that we accept. That location is within a "Designated Area" that we specify in the Franchise Agreement. If you have located an accepted site when we and you sign the Franchise Agreement, then we will identify the Designated Area in the Franchise Agreement. If you have not yet located an accepted site when we and you sign the Franchise Agreement, then after you sign a lease for the accepted site, we will define the Designated Area based on the factors that we deem relevant. We typically defined Designated Areas based on demographics, the character of the site and nearby businesses and residences, the density of residential and business entities, restaurant co-tenants, traffic generators, driving times, and major topographical features which clearly define contiguous areas, like rivers, mountains, major freeways, and underdeveloped land areas. The consumer service area, trade area or designated area of another Buffalo Wild Wings Sports Bar might overlap with your Designated Area. There is no minimum size for Designated Areas, but a Designated Area for a Buffalo Wild Wings Sports Bar ranging from 3,500 to 7,000 square feet generally will have a trade area with a population base of, or anticipated population growth to, approximately 30,000 to 40,000.

While you and your affiliates comply with the terms of the Franchise Agreement and any other agreements with us and our affiliates, we and our affiliates will not locate and operate or grant to anyone else a franchise to locate and operate a Buffalo Wild Wings Sports Bar within the Designated Area during the term of the Franchise Agreement, except for Buffalo Wild Wings Sports Bars located at Non-Traditional Locations

within the Designated Area and as described below for Limited Seating Facilities (defined below). If you operate your Sports Bar at a Non-Traditional Location, then under the Non-Traditional Rider to the Franchise Agreement, you receive the right to operate at a specific location that we accept, but will not receive any geographic or territorial protections. Because we can locate Buffalo Wild Wings Sports Bars at Non-Traditional Locations and locate Limited Seating Facilities (subject to your rights descried below) within the Designated Area, if you operate at a Non-Traditional Location you will not receive an exclusive territory. You may face competition from other franchisees, from outlets that we own, or from other channels of distribution or competitive brands that we control.

Certain locations within and outside the Designated Area are by their nature unique and separate in character from sites generally developed as Buffalo Wild Wings Sports Bars. As a result, Non-Traditional Locations are excluded from the Designated Area, and we have the right to develop, license or franchise Buffalo Wild Wings Sports Bars at these locations, whether they are within or outside the Designated Area.

Subject to your right of first refusal described here, we and our affiliates have the right to operate or franchise within and outside the Designated Area one or more facilities selling, for dine in, take out, catering or delivery, all or some of the Menu Items, using the Trademarks or any other substantially similar trademarks, service marks or trade names (for example, "B-Dubs"), without compensation to any franchisee, but these facilities will not have an interior area larger than 2,700 square feet and nor a seating capacity for more than 60 people ("Limited Seating Facilities"). We have developed a model for a Limited Seating Facility, but it is under refinement and may change. If we determine that your Designated Area is an appropriate market for this kind of facility, we will provide to you a written offer ("Offer") specifying the terms and conditions for your development of the Limited Seating Facility. You will have 90 days after receiving the Offer to accept the Offer by delivering written notice to us of your acceptance, if you are not in default under the Franchise Agreement or any other agreement with us or our affiliates. If you do not provide written notice to us within that time period or if you are in default under the Franchise Agreement or any other agreement with us or our affiliates, you will lose the right to develop the Limited Seating Facility and we may develop or franchise to others to develop the Limited Seating Facility within your Designated Area. If you accept the Offer, we may require you to submit a full application, pay an initial fee and sign a new form of franchise agreement.

We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in the Franchise Agreement. We and our affiliates have the right to operate and franchise others the right to operate restaurants or any other business for the same, similar or different products or services, both within and outside the Designated Area, under trademarks other than the Buffalo Wild Wings® trademarks, without compensation to any franchisee. Except as described above, we and our affiliates have the right to grant other franchises or develop and operate company-owned restaurants and/or otherwise offer, sell or distribute any products or services, including those associated with the System under the Trademarks or any other trademarks, service marks or trade names, all without compensation to any franchisee. Further, we and our affiliates have the right to offer, sell or distribute, within and outside the Designated Area, through any other (i.e., non-restaurant) distribution channel or method, any frozen, pre-packaged items or other products or services associated with the System (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any distribution channels or methods, without compensation to any franchisee. The other distribution channels or methods include grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing site, office building), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce).

If you choose to relocate the Sports Bar because your lease expires or is cancelled for reasons other than your breach, or you need to relocate the Sports Bar because of condemnation or destruction, we will grant you authority to do so at a site acceptable to us that is within your Designated Area if you comply with our

timelines for notice and development of the new site. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur relating to your relocation.

You may engage in catering and delivery services from the Sports Bar if you receive our approval and comply with our standards. Otherwise, there are no restrictions on your soliciting or accepting orders from consumers outside of the Designated Area, but you do not have the right to use other channels of distribution, such as the Internet, catalog sales, telemarketing, or other direct marketing, to make sales within or outside of your Designated Area. We and our affiliates may use other channels of distribution, such as the Internet, catalog sales, telemarketing, or other direct marketing sales, to make sales within the Designated Area using the Trademarks or other trademarks without compensating you.

Continuation of your territorial rights under the Franchise Agreement does not depend on your achieving a certain sales volume, market penetration or other contingency. Except as described for Limited Seating Facilities within your Designated Area, the Franchise Agreement does not provide you options, rights of first refusal, or similar rights to acquire additional franchises within the Designated Area or contiguous areas. We may not alter your Designated Area or modify your territorial rights in the Designated Area before your Franchise Agreement expires or is terminated, although we may do so for a successor franchise agreement.

Area Development Agreement

If we and you sign an Area Development Agreement, then we grant to you the right (directly or through Developer Subsidiaries) to develop and sign Franchise Agreements to operate the number of new Buffalo Wild Wings Sports Bars identified on the Development Schedule within the Development Territory. We typically defined Development Territories based on demographics, the character of the market and nearby businesses and residences, the density of residential and business entities, traffic generators, driving times, and major topographical features which clearly define contiguous areas, like rivers, mountains, major freeways, and underdeveloped land areas. The consumer service area, trade area or designated area of another Buffalo Wild Wings Sports Bar might overlap with your Development Territory. There is no minimum size for Development Territories.

To maintain your rights under the Area Development Agreement, you (or a Developer Subsidiary) must (i) submit site packages for proposed Buffalo Wild Wings Sports Bar sites that you reasonably believe conform to our then current site selection criteria, in the form and containing the information that we periodically specify, for the number of sites described under the Development Schedule; (ii) sign Franchise Agreements with us for the number of new Buffalo Wild Wings Sports Bars described under the Development Schedule; and (iii) open and begin operating the number of new Buffalo Wild Wings Sports Bars described under the Development Schedule in compliance with the applicable Franchise Agreements. You also must comply with the Development Schedule requirements regarding the cumulative number of new Buffalo Wild Wings Sports Bars to be open and continuously operating for business in the Development Territory. If you fail to comply with any aspect of the Development Schedule, we may terminate the Area Development Agreement. If you are developing 3 or more new Buffalo Wild Wings Sports Bars under the Area Development Agreement, you will have a "late opening extension right" of 2 weeks for each Sports Bar and each deadline in the Development Schedule in which we will not have the right to terminate the Area Development Agreement due to your failure to meet the applicable deadline. To take advantage of this late opening extension, you must make a request for the extension 45 days before the applicable deadline set forth in the Development Schedule and have been in continuous compliance throughout the term of the Area Development Agreement. Except for these situations, continuation of your territorial rights in the Development Territory does not depend on your achieving a certain sales volume, market penetration or other contingency, and we may not alter your Development Territory or modify your territorial rights in the Development Territory.

Except as described below for Limited Seating Facilities, you have no options, rights of first refusal or similar rights to acquire additional franchises.

If you are complying with the Area Development Agreement (including the Development Schedule) and you and your affiliates are complying with the terms of any other agreements with us and our affiliates, then we and our affiliates will not locate and operate or grant anyone else a franchise to locate and operate a Buffalo Wild Wings Sports Bar within the Development Territory, except for the Buffalo Wild Wings Sports Bars at Non-Traditional Locations and as described below for Limited Seating Facilities. Non-Traditional Locations are excluded from the Development Territory, and we have the right to develop, license or franchise Buffalo Wild Wings Sports Bars at those locations, whether they are within or outside the Development Territory. However, if the Development Territory covers more than one city, county, designated market area or target area (each "Target Area"), then this territorial protection for each Target Area expires upon the earlier of (i) the expiration or termination of the Area Development Agreement, or (ii) the date upon which you or a Developer Subsidiary signs a Franchise Agreement for your final Buffalo Wild Wings Sports Bar to be developed in that Target Area under the Development Schedule. When this territorial protection expires for the Development Territory or Target Area (as applicable), we may thereafter locate and operate, and franchise others to locate and operate, Buffalo Wild Wings Sports Bars in the Development Territory or Target Area (as applicable), except as otherwise provided under any Franchise Agreement that is then in effect. Because we can locate Buffalo Wild Wings Sports Bars at Non-Traditional Locations and locate Limited Seating Facilities (subject to your rights descried below) within the Development Territory, you will not receive an exclusive territory. You may face competition from other franchisees, from outlets that we own, or from other channels of distribution or competitive brands that we control.

The rights described above that we and our affiliates reserve in a franchisee's Designated Area for a single Buffalo Wild Wings Sports Bar are generally the same for the Development Territory under the Area Development Agreement. If we determine that your Development Territory is an appropriate market for a Limited Seating Facility, we will provide to you an Offer specifying the terms and conditions for your development of the Limited Seating Facility. You will have 90 days after receiving the Offer to accept the Offer by delivering written notice to us of your acceptance, if you are not in default under the Area Development Agreement or any other agreement with us or our affiliates. If you do not provide written notice to us within that time period or if you are in default under the Area Development Agreement or any other agreement with us or our affiliates, you will lose the right to develop the Limited Seating Facility and we may develop or franchise to others to develop the Limited Seating Facility within your Development Territory. If you accept the Offer, we may require you to submit a full application, pay an initial fee and sign a new form of franchise agreement.

If we and any Other Franchisor grant you the right to operate a Buffalo Wild Wings Sports Bar and one or more Other Restaurants at a Multi-Brand Location, Other Franchisor may grant you territorial exclusivity for the Other Restaurant which will be described in Other Franchisor's FDD and/or Other Franchise Agreement.

Except as described in Item 1, we do not operate or franchise, or currently plan to operate or franchise, any business under a different trademark that sells or will sell goods or services similar to those that our franchisees sell. However, our affiliates, including the Affiliated Programs described in Item 1 and other portfolio companies that currently are or in the future may be owned by private equity funds managed by Roark Capital Management, LLC, may operate and/or franchise businesses that sell similar goods or services to those that our franchisees sell. Item 1 describes our current Affiliated Programs that offer franchises, their principal business addresses, the goods and services they sell, whether their businesses are franchised and/or company-owned, and their trademarks. All of these other brands (with limited exceptions) maintain offices and training facilities that are physically separate from the offices and training facilities of our franchise network. Most of the Affiliated Programs are not direct competitors of our franchise network given the products or services they

sell, although some are, as described in Item 1. All of the businesses that our affiliates and their franchisees operate may solicit and accept orders from customers near your business. Because they are separate companies, we do not expect any conflicts between our franchisees and our affiliates' franchisees regarding territory, customers and support, and we have no obligation to resolve any perceived conflicts that might arise.

In addition, through control with private equity funds managed by Roark Capital Management, LLC, we are affiliated with Miller's Ale House, Inc. ("MAH"). MAH owns and operates approximately 114 casual sports restaurants and bars across the United States that operate under the Miller's Ale House trademark. MAH offers products and services similar to those products and services offered at your Sports Bar, including chicken wings and beer. MAH may solicit or accept orders within your Designated Area. MAH's principal business address is 5750 Major Blvd., Suite 400, Orlando, Florida 32819.

ITEM 13
TRADEMARKS

The Franchise Agreement licenses you to use the trademark and service mark BUFFALO WILD WINGS and other Trademarks. Our Parent has registered the following principal Trademarks on the Principal Register of the U.S. Patent and Trademark Office (the "PTO"):

PRINCIPAL TRADEMARKS	REGISTRATION DATE	REGISTRATION NUMBER
BUFFALO WILD WINGS	April 13, 1999	Reg. No. 2,239,550
BUFFALO WILD WINGS GRILL & BAR (design mark)	September 8, 1998	Reg. No. 2,187,765
BUFFALO WILD WINGS (logo)	February 19, 2013	Reg. No. 4,293,524
BUFFALO WILD WINGS. Beer. Sports. (logo)	April 22, 2014	Reg. No. 4,519,293

Our Parent has made all required renewal and affidavit filings. Our Parent has licensed us the right to use the Trademarks and to sublicense them for the operation of Buffalo Wild Wings Sports Bars under a license agreement dated January 1, 2007. The initial term of the license agreement is for 20 years and it provides for unlimited, automatic renewals for terms of 10 years each. Our Parent may terminate the license agreement if either we or any franchisee misuse the Trademarks in a way as to materially impair the goodwill associated with the Trademarks, or if we are dissolved, become insolvent or (except for our right to sublicense the Trademarks to franchisees) assign our rights under the license agreement without our Parent's consent. We have the first right of refusal if our Parent decides to sell its rights in the Trademarks. There are no other agreements currently in effect that significantly limit our right to use or license the use of the Trademarks.

There are no currently effective material determinations of the PTO, the Trademark Trial and Appeal Board, the trademark administrator of any state or any court, and no pending infringement, opposition or cancellation proceedings, and no pending material litigation, involving the principal Trademarks. We do not know of either superior prior rights or infringing uses that could materially affect your use of the Trademarks in any state.

You must notify us of any suspected infringing uses of, or claims of rights to, the Trademarks or any similar mark, and cooperate with us in responding to them. We or our Parent has the sole right to determine whether to take any legal action concerning any infringement or claims and to control and direct any administrative proceeding or litigation involving the Trademarks. We will pay the cost of any litigation or administrative action for policing the Trademarks against infringement, unless the challenge or claim results from your misuse of the Trademarks in violation of the Franchise Agreement, in which case you must reimburse us for our fees and expenses. You must (at your expense) take reasonable steps to assist us with any action. We are not obligated, however, to institute legal or other action to protect you against claims of infringement or unfair competition concerning the Trademarks. We need not participate in your defense nor indemnify you for expenses and damages if you are a party to any administrative or judicial proceeding involving a Trademark or if the proceeding is resolved unfavorably to you. You may not take any legal action for infringement or unfair competition concerning the Trademarks without our consent.

You may use the Trademarks only according to the Franchise Agreement and our manuals. You may not use, or permit the use of, any trademarks, trade names or service marks in operating the Sports Bar except the Trademarks or except as we otherwise direct in writing. You may use the Trademarks only with those products and services that we specify and only in the form and manner we specify in writing. You must comply with all trademark, trade name and service mark notice marking requirements. You may use the Trademarks only in association with products and services we approve and that meet our standards or requirements for quality, mode and condition of storage, production, preparation and sale, and portion and packaging. You must follow our directions in using the Trademarks and any modified or new trademark. If we require you to modify or discontinue use of a Trademark, we do not have to compensate you. This modification or discontinuance will not provide you with any termination or other rights.

If we permit you to operate the Sports Bar at a Multi-Brand Location, you may use the Other Franchisor's trademarks licensed to you under the Other Franchise Agreement in connection with the operation of the Other Restaurant at the Multi-Brand Location.

ITEM 14
PATENTS, COPYRIGHTS AND PROPRIETARY INFORMATION

We hold no patents and do not have any pending patent applications material to the franchise. We have not registered any copyrights applicable to the Buffalo Wild Wings Sports Bar business with the United States Copyright Office. However, we claim copyrights on and consider proprietary our manuals, forms, advertisements, and other proprietary materials. There are no currently effective material determinations of the PTO, the United States Copyright Office or any court regarding any of the copyrighted materials. We do not know of either superior prior rights or infringing uses that could materially affect your use of the copyrighted materials. There are currently no agreements in effect that limit our rights to use or license the use of any copyrights in any manner material to the franchise.

You must promptly inform us, in writing, when you learn about any infringement or unauthorized use of our proprietary information or copyrighted materials. We or our Parent has the sole right to determine whether to take any legal action concerning any infringement or claims and to control and direct any administrative proceeding or litigation involving the copyrighted materials or proprietary information. We will pay the cost of any litigation or administrative action for policing the copyrighted materials or proprietary information against infringement. We are not obligated, however, to institute legal or other action to protect you against claims arising from your use of the copyrighted materials or proprietary information. We need not participate in your defense nor indemnify you for expenses and damages if you are a party to any administrative or judicial proceeding involving the copyrighted materials or proprietary information. You may not take any legal action for infringement or unfair competition concerning the copyrighted materials or proprietary

information without our consent. You must modify or discontinue using any copyrighted materials and proprietary information as we direct.

You and your related parties may not, during the or after the Franchise Agreement's term, disclose, copy, reproduce, sell or use in any other business or in any manner that we do not specifically authorize or approve in advance in writing, any Confidential Information. "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, specifications, processes, procedures and/or improvements regarding the development or operation of a Buffalo Wild Wings Sports Bar that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of your Sports Bar, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Sports Bar's POS system) of or relating to the Sports Bar's customers or prospective customers; and (iv) any other information that we reasonably designate as confidential or proprietary. You and your related parties may not use Confidential Information for any purpose other than operating the Sports Bar. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons owning a minority interest in you, the Principal Owners, the Unit General Manager and other key employees. Upon termination of your Franchise Agreement, you must return to us all proprietary information, including the manuals and all other copyrighted material.

ITEM 15
OBLIGATION TO PARTICIPATE IN THE ACTUAL OPERATION OF THE FRANCHISE BUSINESS

During the term of the Franchise Agreement, you (if the franchisee is an individual) or your Control Person must personally participate in the direct operation of the Sports Bar and devote full time and best efforts to the management of the Sports Bar. Your "Control Person" is the individual who has the authority to (and does) actively direct your business affairs regarding the Sports Bar, is responsible for overseeing the general management of the Sports Bar, and has authority to sign all contracts.

You, your Control Person or a Unit General Manager must provide direct on-premises supervision to the Sports Bar. "Unit General Manager" means the individual who personally invests his or her full time and attention and devotes his or her best efforts to the on-premises general management of the day-to-day operations of the Sports Bar and meets our training requirements. You must have a Control Person and a Unit General Manager that meet our standards and qualifications at all times during the Franchise Agreement's term. Your Control Person and Unit General Manager must attend and successfully complete all required training. You must appoint the Unit General Manager at least 60 days before the Sports Bar first opens for business and ensure that the Unit General Manager is fully trained to our satisfaction at least 20 days before the Sports Bar first opens for business. In addition to the Control Person and your Unit General Manager, your Sports Bar must have at least 2 assistant managers at all times during the Franchise Agreement's term. They need not have any equity interest in you or in the Sports Bar. If any manager fails to satisfactorily complete the training program, you may designate a different individual, who must then satisfactorily complete the training program.

If the Sports Bar is the 4th or subsequent Buffalo Wild Wings Sports Bar you and/or your affiliates own, you must hire, appoint, and have at all times during the term of the Franchise Agreement a multi-unit operations manager that meets our standards and qualifications (the "Multi-Unit Operations Manager") to oversee the management and operations of your and your affiliates' Buffalo Wild Wings Sports Bars. The Multi-Unit Operations Manager may not also be a Unit General Manager. The Multi-Unit Operations Manager must attend

and successfully complete the training we require. You must appoint the Multi-Unit Operations Manager (if it is the 4th Buffalo Wild Wings Sports Bar owned by you and/or your affiliates or a subsequent Buffalo Wild Wings Sports Bar if you otherwise do not have a Multi-Unit Operations Manager) at least 60 days before the Sports Bar first opens for business and ensure that the Multi-Unit Operations Manager is fully trained to our satisfaction at least 30 days before the Sports Bar first opens for business. You may not open the Sports Bar (if it is the 4th or subsequent sports bar owned by you and/or your affiliates) unless your Multi-Unit Operations Manager is in position and has successfully completed all required training. Should your Multi-Unit Operations Manager fail to successfully complete our training requirements, we have the right to require that you appoint a new Multi-Unit Operations Manager who meets our standards and qualifications within 30 days. That new Multi-Unit Operations Manager must attend and successfully complete our training requirements immediately after you appoint them. You must pay our then current training fees and all of Multi-Unit Operations Manager's travel, living and other expenses and compensation incurred in connection with the training.

Your Control Person or another representative of the Sports Bar whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. You and/or your Control Person and other Sports Bar personnel must attend any additional meetings and training programs that we periodically deem appropriate.

We may require that you obtain nondisclosure and confidentiality agreements in a form acceptable to us from anyone owning a minority interest in you, the Principal Owners, the Unit General Manager and other key employees having access to our proprietary information. All Principal Owners and others that we may require must sign a personal guaranty related to financial obligations and personal covenants arising under your agreements with us.

ITEM 16
RESTRICTIONS ON WHAT THE FRANCHISEE MAY SELL

You must offer for sale at the Sports Bar all of the Menu Items and food and beverage products that we periodically require and you may not offer at the Sports Bar any unapproved products or Menu Items or use the premises for any purpose other than the operation of a Sports Bar. We have the unlimited right to change the types of authorized products and services you may offer. You may install or maintain on the Sports Bar's premises only those games, vending machines, and other entertainment devices that we periodically specify or approve. You must comply with the maximum, minimum or other pricing policies and requirements that we periodically specify for Menu Items and other products and services that the Sports Bar offers and sells, including promotions, special offers and discounts in which some or all Buffalo Wild Wings Sports Bars participate, in each case to the maximum extent the law allows.

You may engage in catering and delivery from your Sports Bar only if you receive our written approval. To obtain written approval, you must use only the vendors and programs that we periodically specify or approve. We may require you to offer catering and/or delivery services to customers from the Sports Bar. All catering or delivery services from the Sports Bar must comply with our standards and specifications, as we periodically modify them, which may include using the Buffalo Wild Wings-GO mark and branding in connection with the delivery and take-out portions of the business. We also may revoke your ability to offer catering and delivery at any time.

If we permit you to operate the Sports Bar at a Multi-Brand Location, you may offer the products and services authorized by the Other Franchisor under the Other Franchise Agreement in connection with the operation of the Other Restaurant at the Multi-Brand Location.

ITEM 17
RENEWAL, TERMINATION, TRANSFER AND DISPUTE RESOLUTION

THE FRANCHISE RELATIONSHIP

This table lists certain important provisions of the franchise and related agreements. You should read these provisions in the agreements attached to this disclosure document.

	Provision	Section in Agreement	Summary
a.	Length of the franchise term	Section 4.A Sections 2 and 4 and Appendix D to the Area Development Agreement Section 3 of the Multi-Brand Addendum	Term is 20 years. Term depends on the number of Sports Bars to be developed under the Area Development Agreement as specifically set forth in Appendix B.
b.	Renewal or extension of the term	Section 4.B; Section 3 of the Multi-Brand Addendum	Renewal for one additional term of 10 years. No renewal rights under the Area Development Agreement.
c.	Requirements for franchisee to renew or extend	Section 4.B; Section 3 of the Multi-Brand Addendum	You give us written notice of your decision to renew at least 6 months but not more than 12 months before the end of the expiring term; you sign our then-current form of franchise agreement; you have complied with the modernization requirements for your Sports Bar; you are not in default and have satisfied your obligations on a timely basis; if leasing, you have written proof of your ability to remain in possession of the Sports Bar premises throughout the renewal term; you comply with our training requirements; you pay us a $20,000 renewal fee at time of franchise agreement execution; and you sign a release. If you seek to renew your franchise at the expiration of the initial term or any renewal term, you may be asked to sign a new franchise agreement that contains terms and conditions materially different from those in your previous franchise agreement, such as different fee requirements and territorial rights. Under the Multi-Brand Addendum, you must satisfy the renewal conditions set forth in, and be in compliance with, the Franchise Agreement and, if we require, renew or extend the term of the Other Franchise Agreement(s).
d.	Termination by franchisee	Section 13.C	You may terminate the Franchise Agreement only for a material breach by us, provided you give us written notice of the breach and allow 30 days to cure such breach and, if not cured, wait 60 days from the original notice of breach before terminating the Franchise Agreement.

	Provision	Section in Agreement	Summary
			You do not have the right to terminate the Area Development Agreement.
e.	Termination by franchisor without cause	Not Applicable	Not Applicable.
f.	Termination by franchisor with cause	Sections 2.A, 13.A and 13.B Section 8.B and 8.C of the Area Development Agreement Section 8(c) of the Multi-Brand Addendum	We can terminate the Franchise Agreement and the Area Development Agreement only if you default or fail to comply with your obligations. The Franchise Agreement and Area Development Agreement contain cross-default provisions. The Multi-Brand Addendum contains a cross-termination provision which permits us to terminate the Franchise Agreement upon the termination or expiration of the Other Franchise Agreement. We may also terminate the Franchise Agreement if you abandon or otherwise fail to operate the Other Restaurant.
g.	"Cause" defined – curable defaults	Sections 13.A and B Section 8.B of the Area Development Agreement	You have 10 days to cure the non-submission of reports and non-payment of amounts due and owing; and 30 days to cure defaults for the failure to abide by our standards and requirements in connection with the operation of your business, or failure to meet any requirements or specifications established by us, and any other default not listed in h below. You have 30 days to cure defaults not listed in h below.
h.	"Cause" defined – non-curable defaults	Sections 2.A, 2.C, 5.A, 5.B. and 13.B	Non-curable defaults include: any material misrepresentation or omission in your application for a franchise, abandonment, loss or revocation of liquor license (or multiple suspensions), loss of lease, failure to timely cure a default under the lease, loss of your right of possession or failure to relocate, closing of the Sports Bar, closing of the Sports Bar by the authorities for health or public safety reasons, unauthorized use of confidential information, insolvency or general assignment for the benefit of creditors, appointment of a receiver of your property, an action that infringes on or harms the goodwill associated with the Trademarks, a final judgment remains unsatisfied of record for 30 days or longer, execution is levied against your business or property, suit to foreclose any lien or mortgage against your premises or equipment is instituted against you and is not dismissed or in the process of being dismissed within 30 days, unapproved assignments or transfers, defaults that materially impair the goodwill associated with any of the Marks, criminal convictions, intentionally (or unintentionally in two or more occasions) understating or underreporting Gross Sales or other fees, multiple defaults, failure to identify an Authorized Location within 90 days from the date of the Franchise Agreement,

	Provision	Section in Agreement	Summary
			failure to execute the lease or purchase agreement for your Sports Bar within 120 days from the date of the Franchise Agreement, failure to start construction of your Sports Bar at least 150 days before the deadline to open if the Sports Bar will be a new free standing building or at least 120 prior days if the Sports Bar will be non-free standing or conversion of an existing free-standing building, failure to deliver to us, if requested, by the date you must begin construction copies of the loan documents and/or other documents showing that you have secured adequate financing to complete the construction of your Sports Bar by the date you are obligated to have your Sports Bar open, failure to correct all construction problems within 30 days from the date we deny our approval for opening your Sports Bars that your Sports Bar is strictly constructed according to the consented building plans, failure to open the Sports Bar on time, or failure to cure within 24 hours of notice a default which violates any health, safety or sanitation law or regulation or any system standard as to food handling, cleanliness, health or sanitation. Non-curable defaults include: any material misrepresentation or omission in your franchise application, unauthorized use of confidential information, criminal convictions, insolvency or general assignment for the benefit of creditors, appointment of a receiver of your property, an action that infringes on or harms the goodwill associated with the Trademarks, a final judgment remains unsatisfied of record for 30 days or longer, execution is levied against your business or property, suit to foreclose any lien or mortgage against your premises or equipment is instituted against you and is not dismissed or in the process of being dismissed within 30 days, failure to meet the Development Schedule, or notice of termination of a Franchise Agreement. Non-curable defaults include: termination or expiration of any Other Franchise Agreement or abandonment or ceasing operations of any Other Restaurant for any reason.
		Section 8.C of the Area Development Agreement Section 8(c) of the Multi-Brand Addendum	
i.	Franchisee's obligations on termination/non-renewal	Section 14.A-B Section 9.A-E of the Area Development Agreement	Obligations include complete de-identification and payment of amounts due, assignment of lease upon our demand and telephone numbers, return of manuals and proprietary materials and right to purchase assets of the Sports Bar (also see o and r below). You lose all remaining rights to develop Sports Bars. Other obligations include those obligations noted above if existing Franchise Agreements also terminated, plus payment of liquidated damages (subject to state law). We also may have the right to purchase assets of the Sports Bar (also see o below).

	Provision	Section in Agreement	Summary
j.	Assignment of contract by franchisor	Section 11.H Section 10.A of the Area Development Agreement	No restriction on our right to assign.
k.	"Transfer" by franchisee – defined	Section 11.A Section 10.B of the Area Development Agreement	Includes any transfer of your interest in the Franchise Agreement or in the business or any ownership change listed in Section 11.A of the Franchise Agreement and Section 10.B of the Area Development Agreement.
l.	Franchisor approval of transfer by franchisee	Section 11.B Section 10.B of the Area Development Agreement	We have the right to approve all transfers but will not unreasonably withhold approval.
m.	Conditions for franchisor approval of transfer	Sections 11.B-D, G Section 10.B of the Area Development Agreement Section 8(b) of the Multi-Brand Addendum	Transferee meets all of our then current requirements for one of the franchise development programs then being offered, transfer fee paid, all amounts owed by prior franchisee paid, required modernization is completed, training completed, transferee executes then current form of franchise agreement (modified to reflect that agreement relates to a transfer), required guarantees signed, necessary financial reports and other data on franchise business is prepared, release signed by you, full compliance of your obligations under all Franchise Agreements and Area Development Agreements executed between you and us, and other conditions that we may reasonably require from time to time as part of our transfer policies (also see r below); provided that certain transfer conditions do not apply to transfers to immediate family members or among Principal Owners. You cannot transfer rights under the Area Development Agreement unless you (i) obtain our written consent; (ii) comply with all conditions and requirements for transfer under all Franchise Agreements signed pursuant to the Area Development Agreement; and (iii) transfer all of your rights and interests under all Franchise Agreements. We may condition our approval of certain transfers on the simultaneous transfer of other rights, obligations, assets and/or other interests associated with the Other Restaurant(s).
n.	Franchisor's right of first refusal to acquire franchisee's business	Section 11.F	We can match any offer for your Sports Bar assets and, in the case of a proposed stock sale, we can purchase your Sports Bar assets at a price determined by an appraiser, unless you and we agree otherwise.

	Provision	Section in Agreement	Summary
o.	Franchisor's option to purchase franchisee's business	Section 14.B Section 9.D of the Area Development Agreement Section 8(d) of the Multi-Brand Addendum	Upon termination, we have the right to purchase or designate a third party that will purchase all or any portion of the assets of your Sports Bar, including the land, building, equipment, fixtures, signs, furnishings, supplies, leasehold improvements, liquor license and inventory. Qualified appraiser(s) will determine price as set forth in the Franchise Agreement. This right to purchase is qualified under the Area Development Agreement, depending on the number of Sports Bars in the Development Territory and the reason for the termination of the Area Development Agreement. If our right to acquire the Sports Bar's assets and/or lease conflicts with similar requirements under the Other Franchise Agreement, you must comply with the requirements we reasonably specify.
p.	Franchisee's death or disability	Section 11.E	You can transfer your franchise right to your heir or successor in interest like any other transfer, but if assignee is your spouse or child, no transfer fee is required.
q.	Non-competition covenants during the term of the franchise	Section 10.D	No owning interest in, performing services for or having any other involvement in any restaurant or other foodservice business (whether or not operating from a retail location) that (i) generates, or is reasonably expected to generate, at least 20% of its revenue during any 6-month period from the sale of chicken wings, chicken tenders or other chicken pieces, whether at wholesale or retail, (ii) serves draft beer from 15 or more taps, (iii) has more than 5 screens for television or gaming purposes, or that subscribes to or offers sports subscription programming other than customary cable or network programming ("Competitive Business"), wherever located, other than a BWW-GO Restaurant or a Buffalo Wild Wings Sports Bar.
r.	Non-competition covenants after the franchise is terminated or expires	Section 10.D	No direct or indirect involvement in a Competitive Business for 2 years (i) at the premises of the former Sports Bar, (ii) within 5 miles of the former Sports Bar, or (iii) within 5 miles of any other business or Sports Bar using the System.
s.	Modification of the agreement	Section 15.B Section 11.C of the Area Development Agreement	No modifications generally, but we have the right to change operations manual, list of authorized trademarks and menu.
t.	Integration/merger clause	Section 15.B Section 11.C of the Area Development Agreement	The Franchise Agreement, and/or the Area Development Agreement, as applicable, constitutes the entire agreement between us and you (subject to state law). Any other statements or promises not in the Franchise Agreement, Area Development Agreement, or this disclosure document should not be relied upon and may not be enforceable.
u.	Dispute resolution by arbitration or mediation	Not applicable.	Not applicable.

	Provision	Section in Agreement	Summary
v.	Choice of forum	Section 15.I Section 7.B of the Area Development Agreement	You must file litigation in the federal or state court of general jurisdiction located closest to our then current principal office (currently located in Atlanta, Georgia). We can file litigation in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business or where the Sports Bar is or was located, or where the claim arose (subject to state law).
w.	Choice of law	Section 12.A Section 7.A of the Area Development Agreement	Georgia law applies to all claims (subject to state law).

*Unless otherwise noted, Section references are to the Franchise Agreement.

ITEM 18
PUBLIC FIGURES

We do not use any public figure to promote our franchise.

ITEM 19
FINANCIAL PERFORMANCE REPRESENTATIONS

The FTC's Franchise Rule permits a franchisor to provide information about the actual or potential financial performance of its franchised and/or franchisor-owned outlets, if there is a reasonable basis for the information, and if the information is included in the disclosure document. Financial performance information that differs from that included in Item 19 may be given only if: (1) a franchisor provides the actual records of an existing outlet you are considering buying; or (2) a franchisor supplements the information provided in this Item 19, for example, by providing information about possible performance at a particular location or under particular circumstances.

These financial performance representations provide actual, historical "AUVs," or average "Unit Volumes," for specific groups of franchised Buffalo Wild Wings Sports Bars. "Unit Volume" has the same meaning as Gross Sales, which we define in the note below. This Item 19 includes financial information for our 2024 fiscal year (which we will call simply "2024" in this Item 19), which is the period from January 1, 2024 until December 29, 2024. Indeed, federal and state franchise laws permit us to include in Item 19 either (a) a historical financial performance representation about the franchise system's existing outlets or a subset of those outlets, or (b) a forecast of the prospective franchisee's future financial performance. The information in this Item 19 reflects 2024 historical data for the AUV of certain franchised Buffalo Wild Wings Sports Bars, and is not a forecast of future financial performance or a projection.

There were 538 franchised Buffalo Wild Wings Sports Bars operating in the United States at the end of 2024, 10 of which operated at Non-Traditional Locations. We excluded from these financial performance representations: (a) all 8 of the franchised Buffalo Wild Wings Sports Bars that first opened for business during 2024 and did not operate for the full year; and (b) all 3 franchised

Buffalo Wild Wings Sports Bars that were closed and reported no sales for extended periods during 2024, often for more than a month, either as part of remodeling or rebuilding the sports bar, due to a hurricane weather-related casualty or fire/water damage, or because of a relocation or planned transfer. The financial performance representations in this Item 19 provide AUVs during 2024 for the remaining 527 franchised Buffalo Wild Wings Sports Bars (called the "2024 Franchised Sports Bars"), 5 of which operated at Non-Traditional Locations. We also excluded from these financial performance representations the 2 franchised Buffalo Wild Wings Sports Bars that closed in 2024, all of which were open for at least 12 months before they closed, and the 645 company-owned Buffalo Wild Wings Sports Bars that we or our affiliates operated as of the end of 2024.

The 2024 Franchised Sports Bars typically range in size from 4,000 to 10,000 square feet, although there are some atypical sports bars with sizes that fall outside this range. The 2024 Franchised Sports Bars are located across the country and in a variety of urban, suburban and rural locations and in varied markets with wide-ranging levels of competition. The 2024 Franchised Sports Bars have operated for an average of 14.4 years.

This financial performance representation reflects the AUVs for the 2024 Franchised Sports Bars, both overall and as grouped into quartiles (categories of 25%) based on their AUVs.

Average Unit Volume
for 2024 Franchised Sports Bars

1st Quartile	2nd Quartile	3rd Quartile	4th Quartile	All Sports Bars
$5,098,086	$3,797,180	$3,085,739	$2,290,751	$3,567,504

Statistics for
2024 Franchised Sports Bars

	#	Median	Highest	Lowest	#/% Above Average
1st quartile	132	$4,860,915	$8,858,450	$4,217,798	53 / 40.2%
2nd quartile	131	$3,762,761	$4,211,300	$3,448,879	61 / 46.6%
3rd quartile	132	$3,096,453	$3,442,790	$2,707,792	67 / 50.8%
4th quartile	132	$2,342,242	$2,706,206	$1,306,680	72 / 54.5%
All Sports Bars	527	$3,442,790	$8,858,450	$1,306,680	240 / 45.5%

Notes

(1) "AUV" or "Unit Volume" for a 2024 Franchised Sports Bars is the same as Gross Sales, which means the total revenues and receipts from the sale of all products, services, and merchandise sold in or in relation to the Buffalo Wild Wings Sports Bar whether under any of the Trademarks or otherwise, including any cover charges or fees, fees or charges for any vending or similar activities or other equipment in the Buffalo Wild Wings Sports Bar or on its premises, fees or charges for any catering and other off-site activities and events, all license and use fees, and implied or imputed Gross Sales from any business interruption insurance. However, Gross Sales excludes sales taxes, promotions, voids, and discounts.

(2) We calculate the AUVs in this Item 19 by adding the Unit Volumes for each Buffalo Wild Wings Sports Bar in the applicable group and dividing the sum by the number of Buffalo Wild Wings Sports Bars in the applicable group. We obtain the Unit Volumes for franchised Buffalo Wild Wings Sports Bars from sales reports that franchisees submit to us and from data that we collected from franchisees' POS systems. We have not independently audited that information. Prospective franchisees and sellers of franchises should be advised that no certified public accountant has audited these figures or expressed his or her opinion concerning their contents or form. Upon your reasonable request, we will provide written substantiation for these financial performance representations. A Buffalo Wild Wings Sports Bar's sales may vary depending on a number of factors, such as the Buffalo Wild Wings Sports Bar's location and physical condition, other characteristics of the site (such as access and signage), seasonality, competition and demographics in the market, pricing decisions, the level and types of marketing the Buffalo Wild Wings Sports Bar undertakes, the quality of management and service, commitment to training staff, a franchisee's business acumen, and the length of time the Buffalo Wild Wings Sports Bar has been open. The 2024 Buffalo Wild Wings Sports Bars offer essentially the same products and services, face the same kinds of competitive challenges, and receive the same level of support from us that we expect new franchisees will experience.

(3) These financial performance representations do not reflect the costs of sales, operating expenses or other costs or expenses that must be deducted from the AUV figures to obtain your net income or profit. You should conduct an independent investigation of the costs and expenses you will incur in operating your Sports Bar. Franchisees or former franchisees, listed in this disclosure document, may be one source of this information.

Some outlets have sold this amount. Your individual results may differ. There is no assurance that you'll sell as much.

Other than the preceding financial performance representations, we do not make any financial performance representations. We also do not authorize our employees or representatives to make any such representations either orally or in writing. If you are purchasing an existing outlet, however, we may provide you with the actual records of that outlet. If you receive any other financial performance information or projections of your future income, you should report it to the franchisor's management by contacting our Vice President, Franchise Counsel, Lisa Storey, Esq. at Three Glenlake Parkway NE, Atlanta, Georgia 30328 or (678) 514-6928, the Federal Trade Commission, and the appropriate state regulatory agencies.

[THE REMAINDER OF THIS PAGE IS LEFT INTENTIONALLY BLANK.]

ITEM 20
OUTLETS AND FRANCHISEE INFORMATION

Table No. 1
Systemwide Outlet Summary for Years 2022 to 2024

Outlet Type	Year	Outlets at the Start Of the Year	Outlets at the End of the Year	Net Change
Franchised Outlets	2022	534	530	-4
	2023	530	533	+3
	2024	533	538	+5
Company-Owned	2022	662	659	-3
	2023	659	652	-7
	2024	652	645	-7
Total Outlets	2022	1196	1189	-7
	2023	1189	1185	-4
	2024	1185	1183	-2

Table No. 2
Transfers of Outlets from Franchisees to New Owners (Other than the Franchisor) for Years 2022 to 2024

State	Year	Number of Transfers
Arkansas	2022	1
	2023	0
	2024	0
California	2022	0
	2023	2
	2024	0
Connecticut	2022	0
	2023	0
	2024	4
Illinois	2022	3
	2023	0
	2024	1
Maine	2022	1
	2023	0
	2024	0
Minnesota	2022	0
	2023	0
	2024	2
Missouri	2022	5
	2023	0
	2024	0
Mississippi	2022	3
	2023	0
	2024	0
Montana	2022	0
	2023	0
	2024	7

State	Year	Number of Transfers
New Jersey	2022	6
	2023	0
	2024	0
New York	2022	1
	2023	0
	2024	7
North Carolina	2022	4
	2023	0
	2024	0
Ohio	2022	3
	2023	4
	2024	0
South Carolina	2022	1
	2023	1
	2024	0
Total	**2022**	**28**
	2023	**7**
	2024	**21**

Table No. 3
Status of Franchised Outlets for Years 2022 to 2024

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired By Franchisor	Ceased Operations Other Reasons	Outlets at End of the Year
Alabama	2022	16	3	0	0	0	0	19
	2023	19	0	0	0	0	0	19
	2024	19	1	0	0	0	0	20
Alaska	2022	1	0	0	0	0	0	1
	2023	1	0	0	0	0	0	1
	2024	1	0	0	0	0	0	1
Arizona	2022	6	0	0	0	0	0	6
	2023	6	0	0	0	0	0	6
	2024	6	0	0	0	0	0	6
Arkansas	2022	10	0	0	0	0	1	9
	2023	9	0	0	0	0	0	9
	2024	9	1	0	0	0	0	10
California	2022	36	0	0	0	0	1	35
	2023	35	1	0	0	0	2	34
	2024	34	0	0	0	0	1	33
Connecticut	2022	9	0	0	0	0	0	9
	2023	9	0	0	0	0	0	9
	2024	9	1	0	0	0	0	10

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired By Franchisor	Ceased Operations Other Reasons	Outlets at End of the Year
Delaware	2022	6	0	0	0	0	0	6
	2023	6	1	0	0	0	0	7
	2024	7	0	0	0	0	0	7
Florida	2022	13	0	0	0	0	0	13
	2023	13	1	0	0	0	0	14
	2024	14	0	0	0	0	0	14
Georgia	2022	2	0	0	0	0	0	2
	2023	2	0	0	0	0	0	2
	2024	2	0	0	0	0	0	2
Illinois	2022	39	0	0	0	0	1	38
	2023	38	0	0	0	0	0	38
	2024	38	0	0	0	0	0	38
Indiana	2022	49	0	0	0	0	1	48
	2023	48	1	0	0	0	2	47
	2024	47	0	0	0	0	0	47
Iowa	2022	1	0	0	0	0	0	1
	2023	1	0	0	0	0	0	1
	2024	1	0	0	0	0	0	1
Kentucky	2022	4	0	0	0	0	0	4
	2023	4	0	0	0	0	0	4
	2024	4	0	0	0	0	0	4
Louisiana	2022	17	0	0	0	0	1	16
	2023	16	0	0	0	0	0	16
	2024	16	0	0	0	0	0	16
Maine	2022	4	0	0	0	0	0	4
	2023	4	0	0	0	0	0	4
	2024	4	0	0	0	0	0	4
Maryland	2022	3	0	0	0	0	0	3
	2023	3	0	0	0	0	0	3
	2024	3	0	0	0	0	0	3
Massachusetts	2022	1	0	0	0	0	0	1
	2023	1	0	0	0	0	0	1
	2024	1	0	0	0	0	0	1
Michigan	2022	59	1	0	0	0	1	59
	2023	59	0	0	0	0	0	59
	2024	59	1	0	0	0	0	60

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired By Franchisor	Ceased Operations Other Reasons	Outlets at End of the Year
Minnesota	2022	7	0	0	0	0	0	7
	2023	7	0	0	0	0	0	7
	2024	7	0	0	0	0	0	7
Mississippi	2022	11	0	0	0	0	0	11
	2023	11	0	0	0	0	0	11
	2024	11	0	0	0	0	0	11
Missouri	2022	21	0	0	0	0	0	21
	2023	21	0	0	0	0	0	21
	2024	21	0	0	0	0	0	21
Montana	2022	7	0	0	0	0	0	7
	2023	7	0	0	0	0	0	7
	2024	7	0	0	0	0	0	7
Nebraska	2022	2	0	0	0	2	0	0
	2023	0	0	0	0	0	0	0
	2024	0	0	0	0	0	0	0
New Hampshire	2022	4	0	0	0	0	0	4
	2023	4	1	0	0	0	0	5
	2024	5	0	0	0	0	0	5
New Jersey	2022	13	0	0	0	0	0	13
	2023	13	0	0	0	0	0	13
	2024	13	0	0	0	0	0	13
New York	2022	15	1	0	0	0	1	15
	2023	15	0	0	0	0	0	15
	2024	15	0	0	0	0	0	15
North Carolina	2022	8	0	0	0	0	0	8
	2023	8	0	0	0	0	0	8
	2024	8	0	0	0	0	0	8
North Dakota	2022	8	0	0	0	0	0	8
	2023	8	0	0	0	0	0	8
	2024	8	0	0	0	0	0	8
Ohio	2022	60	0	0	0	0	0	60
	2023	60	1	0	1	0	0	60
	2024	60	3	0	0	0	0	63
Oklahoma	2022	19	0	0	0	0	0	19
	2023	19	1	0	0	0	0	20
	2024	20	1	0	0	0	0	21

State	Year	Outlets at Start of Year	Outlets Opened	Terminations	Non-Renewals	Reacquired By Franchisor	Ceased Operations Other Reasons	Outlets at End of the Year
Oregon	2022	10	0	0	0	0	0	10
	2023	10	0	0	0	0	0	10
	2024	10	0	0	0	0	1	9
Pennsylvania	2022	1	0	0	0	0	0	1
	2023	1	0	0	0	0	0	1
	2024	1	0	0	0	0	0	1
South Carolina	2022	4	0	0	0	0	0	4
	2023	4	1	0	0	0	0	5
	2024	5	0	0	0	0	0	5
South Dakota	2022	6	0	0	0	0	0	6
	2023	6	0	0	0	0	0	6
	2024	6	0	0	0	0	0	6
Texas	2022	25	1	0	0	0	1	25
	2023	25	1	0	0	0	0	26
	2024	26	0	0	0	0	0	26
Vermont	2022	1	0	0	0	0	0	1
	2023	1	0	0	0	0	0	1
	2024	1	0	0	0	0	0	1
Virginia	2022	22	0	0	0	0	1	21
	2023	21	0	0	0	0	1	20
	2024	20	0	0	0	0	0	20
Washington	2022	3	0	0	0	0	0	3
	2023	3	0	0	0	0	0	3
	2024	3	0	0	0	0	0	3
West Virginia	2022	11	0	0	0	0	0	11
	2023	11	0	0	0	0	0	11
	2024	11	0	0	0	0	0	11
US Total	**2022**	**534**	**6**	**0**	**0**	**2**	**9**	**529**
	2023	**529**	**9**	**0**	**1**	**0**	**5**	**532**
	2024	**532**	**8**	**0**	**0**	**0**	**2**	**538**

Table No. 4
Status of Company-Owned Outlets for Years 2022 to 2024

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisees	Outlets Closed	Outlets Sold to Franchisees	Outlets at End of the Year
Alabama	2022	4	0	0	0	0	4
	2023	4	0	0	0	0	4
	2024	4	1	0	0	0	5
Arizona	2022	15	0	0	0	0	15
	2023	15	0	0	0	0	15
	2024	15	0	0	0	0	15
California	2022	57	1	0	0	0	58
	2023	58	0	0	1	0	57
	2024	57	1	0	0	0	58
Colorado	2022	22	1	0	0	0	23
	2023	23	1	0	0	0	24
	2024	24	0	0	0	0	24
Connecticut	2022	1	0	0	0	0	1
	2023	1	0	0	0	0	1
	2024	1	0	0	0	0	1
District of Columbia	2022	1	0	0	0	0	1
	2023	1	0	0	0	0	1
	2024	1	0	0	1	0	0
Florida	2022	37	0	0	2	0	35
	2023	35	0	0	0	0	35
	2024	35	0	0	1	0	34
Georgia	2022	22	1	0	0	0	23
	2023	23	1	0	0	0	24
	2024	24	0	0	0	0	24
Hawaii	2022	4	0	0	0	0	4
	2023	4	0	0	0	0	4
	2024	4	0	0	0	0	4
Idaho	2022	8	0	0	0	0	8
	2023	8	0	0	0	0	8
	2024	8	0	0	0	0	8
Illinois	2022	33	0	0	0	0	33
	2023	33	0	0	0	0	33
	2024	33	0	0	0	0	33

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisees	Outlets Closed	Outlets Sold to Franchisees	Outlets at End of the Year
Indiana	2022	7	0	0	0	0	7
	2023	7	0	0	0	0	7
	2024	7	0	0	0	0	7
Iowa	2022	18	0	0	0	0	18
	2023	18	0	0	1	0	17
	2024	17	0	0	0	0	17
Kansas	2022	14	0	0	0	0	14
	2023	14	0	0	0	0	14
	2024	14	0	0	0	0	14
Kentucky	2022	17	0	0	0	0	17
	2023	17	0	0	0	0	17
	2024	17	0	0	0	0	17
Maryland	2022	17	0	0	0	0	17
	2023	17	0	0	0	0	17
	2024	17	0	0	1	0	16
Massachusetts	2022	11	0	0	1	0	10
	2023	10	0	0	1	0	9
	2024	9	0	0	0	0	9
Minnesota	2022	25	0	0	0	0	25
	2023	25	0	0	2	0	23
	2024	23	0	0	2	0	21
Mississippi	2022	2	0	0	0	0	2
	2023	2	0	0	0	0	2
	2024	2	0	0	0	0	2
Missouri	2022	8	0	0	0	0	8
	2023	8	0	0	0	0	8
	2024	8	0	0	0	0	8
Nebraska	2022	9	0	2	0	0	11
	2023	11	0	0	0	0	11
	2024	11	0	0	0	0	11
Nevada	2022	12	0	0	0	0	12
	2023	12	0	0	1	0	11
	2024	11	0	0	0	0	11
New Jersey	2022	6	0	0	0	0	6
	2023	6	0	0	0	0	6
	2024	6	0	0	0	0	6

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisees	Outlets Closed	Outlets Sold to Franchisees	Outlets at End of the Year
New Mexico	2022	13	0	0	0	0	13
	2023	13	0	0	0	0	13
	2024	13	0	0	0	0	13
New York	2022	15	2	0	1	0	16
	2023	16	0	0	0	0	16
	2024	16	0	0	0	0	16
North Carolina	2022	27	0	0	1	0	26
	2023	26	0	0	0	0	26
	2024	26	0	0	0	0	26
Ohio	2022	31	0	0	0	0	31
	2023	31	0	0	0	0	31
	2024	31	0	0	1	0	30
Pennsylvania	2022	29	0	0	0	0	29
	2023	29	0	0	1	0	28
	2024	28	0	0	0	0	28
Rhode Island	2022	2	0	0	0	0	2
	2023	2	0	0	0	0	2
	2024	2	0	0	0	0	2
South Carolina	2022	11	0	0	0	0	11
	2023	11	0	0	1	0	10
	2024	10	0	0	0	0	10
Tennessee	2022	25	1	0	0	0	26
	2023	26	0	0	0	0	26
	2024	26	0	0	0	0	26
Texas	2022	76	1	0	0	0	77
	2023	77	0	0	0	0	77
	2024	77	0	0	3	0	74
Utah	2022	10	0	0	0	0	10
	2023	10	1	0	0	0	11
	2024	11	0	0	0	0	11
Virginia	2022	23	0	0	1	0	22
	2023	22	0	0	1	0	21
	2024	21	0	0	1	0	20
Washington	2022	13	0	0	1	0	12
	2023	12	0	0	0	0	12
	2024	12	0	0	0	0	12

State	Year	Outlets at Start of Year	Outlets Opened	Outlets Reacquired from Franchisees	Outlets Closed	Outlets Sold to Franchisees	Outlets at End of the Year
Wisconsin	2022	33	0	0	3	0	30
	2023	30	0	0	1	0	29
	2024	29	0	0	0	0	29
Wyoming	2022	3	0	0	0	0	3
	2023	3	0	0	0	0	3
	2024	3	0	0	0	0	3
U.S. Only Total	**2022**	**666**	**5**	**2**	**9**	**0**	**660**
	2023	**660**	**3**	**0**	**10**	**0**	**653**
	2024	**653**	**2**	**0**	**10**	**0**	**645**

Table No. 5
Projected Openings as of December 29, 2024

State	Franchise Agreements Signed But Outlet Not Opened	Projected New Franchised Outlets in the Next Fiscal Year	Projected New Company-Owned Outlets in the Next Fiscal Year
Arizona	2	1	0
Florida	0	1	0
Georgia	1	2	0
Maryland	0	1	0
Pennsylvania	0	1	0
Texas	5	4	0
Total	**8**	**10**	**0**

In these Item 20 charts, 2024 numbers are from January 1, 2024 to December 29, 2024. 2023 numbers are from January 1, 2023 to December 31, 2023. 2022 numbers are from January 2, 2022 to January 1, 2023.

Exhibit E lists the names of our franchisees and the addresses and telephone numbers of their Buffalo Wild Wings Sports Bars as of December 29, 2024. Exhibit F lists the name, city and state, and business telephone number (or, if unknown, the last known home telephone number) of the franchisee (2 locations) who had an outlet terminated, cancelled, not renewed, transferred, or otherwise voluntarily or involuntary ceased to do business under a Franchise Agreement during the most recently completed fiscal year, or who has not communicated with us within 10 weeks of the issuance date of this disclosure document. If you buy this franchise, your contact information may be disclosed to other buyers when you leave the franchise system.

During the last 3 years, some franchisees have signed confidentiality agreements with us as part of our settlements of disputes with them. In some instances, current and former franchisees sign provisions restricting their ability to speak openly about their experience with the Buffalo Wild Wings Sports Bar network. You may wish to speak with current and former franchisees, but be aware that not all such franchisees will be able to communicate with you.

We have one franchisee advisory council, the Buffalo Wild Wings Franchise Advisory Council ("FAC"). The FAC includes 8 franchisee members and meets regularly with our representatives to advise on

general franchise issues. We created and sponsor the FAC and contact information for the FAC is the same as our contact information. The following independent franchisee association, which focuses on providing small business services to the Buffalo Wild Wings Sports Bar franchisees, has asked to be included in this disclosure document: Franchise Business Services, Inc., Attn: Christy Williams, Executive Director, 1701 Barrett Lakes Blvd., NW, Suite 180, Kennesaw, GA 30144, telephone: 678-797-5160, email: christyw@myfbsonline.org, website: www.myfbsonline.org.

ITEM 21
FINANCIAL STATEMENTS

Exhibit B contains the audited consolidated financial statements of our Parent as of December 29, 2024, and December 31, 2023, and for the fiscal years ended December 29, 2024, December 31, 2023, and January 1, 2023.

Our Parent absolutely and unconditionally guarantees the performance of our obligations to franchisees under the Franchise Agreement and Area Development Agreement. The Guarantee of Performance is included in Exhibit B.

ITEM 22
CONTRACTS

This disclosure document includes a sample of the following contracts:

Exhibit C	Franchise Agreement
Exhibit C-1	Incentives Amendment to the Franchise Agreement
Exhibit C-2	Non-Traditional Rider to the Franchise Agreement
Exhibit C-3	Multi-Brand Addendum to the Franchise Agreement
Exhibit C-4	NAF Reallocation Participation Agreement
Exhibit D	Area Development Agreement
Exhibit D-1	Incentives Amendment to the Area Development Agreement
Exhibit G	Form Release Agreement

ITEM 23
RECEIPTS

Attached to this disclosure document as Exhibit I is a detachable acknowledgment of receipt.

EXHIBIT A

LIST OF STATE AGENCIES AND AGENTS FOR SERVICE OF PROCESS

STATE AGENCIES/AGENTS
FOR SERVICE OF PROCESS

Listed here are the names, addresses and telephone numbers of the state agencies having responsibility for the franchising disclosure/registration laws. We may not yet be registered to sell franchises in any or all of these states.

If a state is not listed, we have not appointed an agent for service of process in that state in connection with the requirements of the franchise laws. There may be states in addition to those listed below in which we have appointed an agent for service of process.

There also may be additional agents appointed in some of the states listed.

CALIFORNIA

Commissioner of the Department
of Financial Protection & Innovation:
Toll Free: 1 (866) 275-2677

Los Angeles

Suite 750
320 West 4th Street
Los Angeles, California 90013-2344
(213) 576-7500

Sacramento

2101 Arena Boulevard
Sacramento, California 95834 (916) 445-7205

San Diego

1455 Frazee Road, Suite 315
San Diego, California 92108
(619) 525-4233

San Francisco

One Sansome Street, Suite 600
San Francisco, California 94104-4428
(415) 972-8559

HAWAII

(for service of process)

Commissioner of Securities Department of
Commerce and Consumer Affairs
Business Registration Division
335 Merchant Street, Room 203 Honolulu,
Hawaii 96813
(808) 586-2722

(for other matters)

Commissioner of Securities Department of
Commerce and Consumer Affairs
Business Registration Division 335 Merchant
Street, Room 205 Honolulu, Hawaii 96813
(808) 586-2722

ILLINOIS

Illinois Attorney General
500 South Second Street
Springfield, Illinois 62706 (217) 782-4465

INDIANA

(for service of process)

Indiana Secretary of State
201 State House
200 West Washington Street Indianapolis,
Indiana 46204
(317) 232-6531

(state agency)

Indiana Secretary of State
Securities Division
Room E-111
302 West Washington Street Indianapolis, Indiana 46204
(317) 232-6681

MARYLAND

(for service of process)

Maryland Securities Commissioner at the Office of Attorney General-Securities Division
200 St. Paul Place
Baltimore, Maryland 21202-2021
(410) 576-6360

(state agency)

Office of the Attorney General-Securities Division
200 St. Paul Place
Baltimore, Maryland 21202-2021
(410) 576-6360

MICHIGAN

Michigan Attorney General's Office
Consumer Protection Division
Attn: Franchise Section
G. Mennen Williams Building, 1st Floor
525 West Ottawa Street
Lansing, Michigan 48933
(517) 335-7567

MINNESOTA

Commissioner of Commerce
Department of Commerce
85 7th Place East, Suite 280
St. Paul, Minnesota 55101
(651) 539-1500

NEW YORK

(for service of process)

Attention: New York Secretary of State
New York Department of State
One Commerce Plaza,
99 Washington Avenue, 6th Floor
Albany, New York 12231-0001
(518) 473-2492

(Administrator)

NYS Department of Law
Investor Protection Bureau
28 Liberty Street, 21st Floor
New York, New York 10005
(212) 416-8236 (Phone)

NORTH DAKOTA

(for service of process)

Securities Commissioner
North Dakota Securities Department
600 East Boulevard Avenue
State Capitol, Fourteenth Floor, Dept. 414
Bismarck, North Dakota 58505
(701) 328-4712

(state agency)

North Dakota Securities Department 600 East Boulevard Avenue, Suite 414 Bismarck, North Dakota 58505 (701) 328-2910

OREGON

Oregon Division of Financial Regulation
350 Winter Street NE, Suite 410
Salem, Oregon 97301
(503) 378-4140

RHODE ISLAND

Securities Division
Department of Business Regulations
1511 Pontiac Avenue
John O. Pastore Complex-Building 69-1
Cranston, Rhode Island 02920
(401) 462-9500

SOUTH DAKOTA

Division of Insurance
Securities Regulation
124 S. Euclid, Suite 104
Pierre, South Dakota 57501
(605) 773-3563

VIRGINIA

(for service of process)

Clerk, State Corporation Commission
1300 East Main Street
First Floor
Richmond, Virginia 23219
(804) 371-9733

(for other matters)

State Corporation Commission
Division of Securities and Retail Franchising
Tyler Building, 9th Floor
1300 East Main Street
Richmond, Virginia 23219
(804) 371-9051

WASHINGTON

(for service of process)

Director Department of Financial Institutions
Securities Division
150 Israel Road SW
Tumwater, Washington 98501
(362) 902-8760

(for other matters)

Department of Financial Institutions
Securities Division
P. O. Box 41200
Olympia, Washington 98504-1200
(362) 902-8760

WISCONSIN

(for service of process)

Administrator, Division of Securities
Department of Financial Institutions 4822
Madison Yards Way, North Tower
Madison, Wisconsin 53705
(608) 266-2139

(state administrator)

Division of Securities
Department of Financial Institutions
4822 Madison Yards Way, North Tower
Madison, Wisconsin 53705
(608) 266-9555

EXHIBIT B

FINANCIAL STATEMENTS AND GUARANTEE

Buffalo Wild Wings, Inc. and Subsidiaries

(An Indirect Wholly-Owned Subsidiary of Inspire Brands, Inc.)

Consolidated Financial Statements as of December 29, 2024 and December 31, 2023 and for the Years Ended December 29, 2024, December 31, 2023 and January 1, 2023 and Independent Auditors' Report

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Independent Auditors' Report

The Board of Directors and Stockholder
Buffalo Wild Wings, Inc.:

Opinion

We have audited the consolidated financial statements of Buffalo Wild Wings, Inc. and its subsidiaries (the Company), which comprise the consolidated balance sheets as of December 29, 2024 and December 31, 2023, and the related consolidated statements of operations, comprehensive income (loss), stockholder's equity, and cash flows for each of the fiscal years in the three-year period ended December 29, 2024, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 29, 2024 and December 31, 2023, and the results of its operations and its cash flows for each of the fiscal years in the three-year period ended December 29, 2024 in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the consolidated financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a

KPMG

substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

Atlanta, Georgia
March 20, 2025

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)

	December 29, 2024	December 31, 2023
ASSETS		
Current assets:		
Cash and cash equivalents	$ 4,863	$ 4,688
Accounts receivable, net	72,351	83,522
Prepaid expenses and other current assets	32,666	38,851
Total current assets	109,880	127,061
Property and equipment, net	346,502	360,154
Goodwill	909,411	909,410
Intangible assets, net	1,357,537	1,365,146
Operating lease assets, net	466,605	449,497
Other assets	13,331	13,353
Total assets	$ 3,203,266	$ 3,224,621
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 36,124	$ 50,125
Other current liabilities	177,837	206,212
Current portion of operating lease liabilities	82,636	85,150
Current portion of long-term debt	2,390	3,140
Total current liabilities	298,987	344,627
Long-term debt, net	5,135	8,643
Long-term operating lease liabilities	413,651	393,022
Deferred tax liabilities, net	301,286	293,536
Other liabilities	53,961	53,613
Commitments and contingencies (Note 8)		
Stockholder's equity:		
Common stock, $0.01 par value; 1,000 authorized; 100 issued and outstanding as of December 29, 2024 and December 31, 2023, respectively	—	—
Additional paid-in capital	2,424,064	2,425,529
Accumulated deficit	(295,493)	(295,493)
Accumulated other comprehensive income	1,624	1,072
Total Buffalo Wild Wings, Inc. and Subsidiaries stockholder's equity	2,130,195	2,131,108
Noncontrolling interest	51	72
Total stockholder's equity	2,130,246	2,131,180
Total liabilities and stockholder's equity	$ 3,203,266	$ 3,224,621

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands)

	Year Ended December 29, 2024	Year Ended December 31, 2023	Year Ended January 1, 2023
Revenues:			
Company-owned restaurant sales	$ 2,099,556	$ 2,129,660	$ 2,152,952
Franchise fees and royalty revenues	95,291	90,127	90,762
Franchise contributions for advertising	100,247	85,951	81,934
Other revenues	15,422	18,907	18,599
Total revenues	2,310,516	2,324,645	2,344,247
Costs and expenses:			
Company-owned restaurant expenses, excluding depreciation and amortization	1,815,721	1,789,087	1,870,686
Franchise advertising expenses	102,147	88,083	85,279
Selling, general and administrative expenses	38,792	57,622	62,743
Management fee to affiliate	75,658	70,788	145,680
Depreciation and amortization	104,627	110,345	145,915
Impairment charges	9,422	8,433	192,950
Total costs and expenses	2,146,367	2,124,358	2,503,253
Other operating loss, net	(5,903)	(2,646)	(3,965)
Operating income (loss)	158,246	197,641	(162,971)
Interest expense, net	724	1,303	1,768
Other (income) loss, net	614	(21)	(56)
Income (loss) before income taxes	156,908	196,359	(164,683)
Income tax expense (benefit)	27,861	37,574	(47,782)
Net income (loss)	129,047	158,785	(116,901)
Net loss attributable to noncontrolling interest	(21)	(27)	(5)
Net income (loss) attributable to Buffalo Wild Wings, Inc. and Subsidiaries	$ 129,068	$ 158,812	$ (116,896)

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Year Ended December 29, 2024	Year Ended December 31, 2023	Year Ended January 1, 2023
Net income (loss)	$ 129,047	$ 158,785	$ (116,901)
Other comprehensive income (loss):			
Foreign currency translation adjustment, net of tax	552	(116)	1,866
Comprehensive income (loss)	$ 129,599	$ 158,669	$ (115,035)
Comprehensive loss attributable to noncontrolling interest	(21)	(27)	(5)
Comprehensive income (loss) attributable to Buffalo Wild Wings, Inc. and Subsidiaries	$ 129,620	$ 158,696	$ (115,030)

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY
(In thousands, except share data)

	Common Stock							
	Shares	Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Buffalo Wild Wings, Inc. and Subsidiaries Stockholder's Equity	Noncontrolling Interest	Total Stockholder's Equity
Balance at January 2, 2022	100	—	$2,543,947	$ (178,597)	$ (678)	$ 2,364,672	$ 104	$ 2,364,776
Net loss	—	—	—	(116,896)	—	(116,896)	(5)	(116,901)
Other comprehensive income	—	—	—	—	1,866	1,866	—	1,866
Distributions to Parent, net	—	—	(86,280)	—	—	(86,280)	—	(86,280)
Balance at January 1, 2023	100	—	$2,457,667	$ (295,493)	$ 1,188	$ 2,163,362	$ 99	$ 2,163,461
Net income (loss)	—	—	—	158,812	—	158,812	(27)	158,785
Other comprehensive loss	—	—	—	—	(116)	(116)	—	(116)
Distributions to Parent, net	—	—	(32,138)	(158,812)	—	(190,950)	—	(190,950)
Balance at December 31, 2023	100	—	$2,425,529	$ (295,493)	$ 1,072	$ 2,131,108	$ 72	$ 2,131,180
Net income (loss)	—	—	—	129,068	—	129,068	(21)	129,047
Other comprehensive income	—	—	—	—	552	552	—	552
Distributions to Parent, net	—	—	(1,465)	(129,068)	—	(130,533)	—	(130,533)
Balance at December 29, 2024	100	—	$2,424,064	$ (295,493)	$ 1,624	$ 2,130,195	$ 51	$ 2,130,246

See accompanying notes to consolidated financial statements.

BUFFALO WILD WINGS, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year Ended December 29, 2024	Year Ended December 31, 2023	Year Ended January 1, 2023
Cash flows from operating activities:			
Net income (loss)	$ 129,047	$ 158,785	$ (116,901)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	104,627	110,345	145,915
(Gain) loss on disposal of assets	4,333	(2,087)	2,614
Impairment charges	9,422	8,433	192,950
Provision for credit losses	1,549	185	1,102
Deferred income taxes	7,750	(2,240)	(53,684)
Other, net	(80)	1,285	1,739
Changes in operating assets and liabilities:			
Accounts receivable, net	9,622	881	23,459
Prepaid expenses and other current assets	8,715	(8,235)	(728)
Operating lease assets and liabilities	(1,784)	8,537	(2,280)
Accounts payable	(7,745)	(3,334)	2,711
Other current and noncurrent liabilities	(32,033)	39,858	(2,609)
Net cash provided by operating activities	233,423	312,413	194,288
Cash flows from investing activities:			
Capital expenditures	(100,109)	(121,262)	(106,278)
Proceeds from disposition of assets	—	—	1,308
Net cash used in investing activities	(100,109)	(121,262)	(104,970)
Cash flows from financing activities:			
Debt repayments	(2,606)	(3,184)	(3,393)
Distributions to Parent, net	(130,533)	(190,950)	(86,280)
Net cash used in financing activities	(133,139)	(194,134)	(89,673)
Net increase (decrease) in cash and cash equivalents	175	(2,983)	(355)
Cash and cash equivalents at beginning of period	4,688	7,671	8,026
Cash and cash equivalents at end of period	$ 4,863	$ 4,688	$ 7,671

See accompanying notes to consolidated financial statements.

1. DESCRIPTION OF BUSINESS

Buffalo Wild Wings, Inc. (collectively, with its subsidiaries, "BWW" or the "Company") is a wholly-owned subsidiary of IRB Holding Corp. ("IRB" or "Parent") whose ultimate parent is Inspire Brands, Inc. ("Inspire"). BWW includes BWW dine-in, a full-service restaurant and sports bar specializing in buffalo-style chicken wings, burgers, shareable items and full bar drink options, and BWW GO, a quick-service restaurant specializing in buffalo-style chicken wings, burgers, and beverages.

The Company operates through Company-owned and franchised Buffalo Wild Wings® restaurants. Because the Company's restaurants and its franchised restaurants are located throughout the United States ("U.S."), it believes the risk of geographic concentration is not significant.

As of December 29, 2024 and December 31, 2023, the Company had the following franchised and Company-owned restaurants:

Unit Count	2024	2023
Franchised	693	629
Company-owned	695	700
Total System	1,388	1,329

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP"). All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of the Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amount of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Fiscal Year

The Company's fiscal reporting periods consist of 52 or 53 weeks ending on the Sunday closest to December 31 and are referred to herein as (1) "the year ended December 29, 2024" or "2024," (2) "the year ended December 31, 2023" or "2023" and (3) "the year ended January 1, 2023" or "2022." The years 2024, 2023, and 2022 consisted of 52 weeks.

Cash and Cash Equivalents

All highly liquid investments with a maturity of three months or less when acquired are considered cash equivalents.

The Company believes that its vulnerability to risk concentrations in its cash equivalents is mitigated by its policies restricting the eligibility, credit quality and concentration limits for its placements in cash equivalents.

Accounts Receivable, net

The Company's receivables are primarily generated from ongoing business relationships with its franchisees as a result of franchise agreements, including contributions due to advertising funds it consolidates. These receivables from franchisees are due within 30 days of the period in which the corresponding sales occur and are classified as "Accounts receivable, net" on the consolidated balance sheets. Receivables from third party gift card distributors and credit card receivables for sales to customers in Company-owned restaurants are also included. The Company monitors accounts receivable and estimates the allowance for credit losses based upon the lifetime expected loss on receivables. These estimates are based on historical collection experience as well as other factors, including those related to current market conditions and events. While the Company uses the best information available in making its determination, the ultimate recovery of recorded receivables is also dependent upon future economic events and other conditions that may be beyond its control.

Property and Equipment, net

Property and equipment are stated at cost, including internal costs of employees to the extent such employees are dedicated to specific restaurant construction projects, less accumulated depreciation and amortization. Depreciation of property and equipment is computed on the straight-line basis using estimated useful lives of the related major classes of property and equipment. Estimated useful lives are 3 to 15 years for office and restaurant equipment, 3 to 5 years for transportation equipment, 7 to 40 years for buildings and 7 to 25 years for site improvements. Finance lease assets and leasehold improvements are amortized and depreciated over the shorter of the estimated useful lives or the terms of the respective leases, including periods covered by renewal options that the Company is reasonably assured of exercising.

Goodwill and Indefinite-Lived Intangible Assets

Goodwill

Goodwill represents the excess of the purchase price over the fair value of assets acquired and liabilities assumed. The Company tests goodwill by reporting unit for impairment annually, as of the first day of the fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it may be impaired.

The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the qualitative factors indicate that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the Company performs a quantitative impairment test of goodwill. The Company estimates the fair value of the reporting unit using an income approach through a discounted cash flow analysis using unobservable inputs (Level 3) and relevant data from the guideline transaction approach and guideline public companies market approach (Level 3). Significant assumptions and estimates used in determining fair value include future revenues and cash flows, terminal values, discount rates that approximate the reporting units' weighted average cost of capital and a selection of multiples for comparable publicly traded companies as guidelines for determining fair value under the market approach.

Indefinite-lived Intangibles

The Company reviews its indefinite-lived intangible asset for impairment at least annually, as of the first day of the fiscal fourth quarter, and more frequently if events or changes in circumstances indicate that the carrying amount of the indefinite-lived intangible asset may not be recoverable. The Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount. If the qualitative factors indicate that it is more likely than not that the fair value of the indefinite-lived intangible asset is less than its carrying amount, the Company performs a quantitative impairment test. If such reviews indicate the intangible asset may not be recoverable, the impairment loss is recognized for the excess of the carrying amount over the fair value of the intangible asset.

The Company uses the relief from royalty method to determine the fair value of its trademark/trade name. Significant assumptions and estimates used in determining fair value include future revenue, royalty rate, terminal value, and discount rate.

Definite-lived Assets

Definite-lived assets are amortized on a straight-line basis using estimated useful lives of the related classes of assets.

The Company reviews definite-lived assets, including operating lease assets, property and equipment, and intangible assets subject to amortization for impairment, whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. The asset groups are not recoverable if their carrying value exceeds the undiscounted cash flows the Company expects to generate from such asset groups. If the asset groups are not deemed to be recoverable, impairment is measured based on the excess of their carrying value over their fair value.

For the purposes of impairment testing for Company-owned restaurants, the Company reviews definite-lived assets of such individual restaurants (primarily property and equipment and operating lease assets) that it intends to continue operating for impairment whenever events or changes in circumstances indicate that the carrying amount of a restaurant may not be recoverable. The Company evaluates the recoverability of these restaurant assets by comparing the estimated undiscounted future cash flows over the remaining useful life of the primary asset, which are based on the Company's restaurant-specific assumptions, to the carrying value of such assets. For restaurant assets that may not be recoverable, an impairment loss is recognized for the excess of the carrying amount over the fair value. The Company uses unobservable inputs (Level 3) to determine the fair value of its asset groups. Fair value is an estimate of the price a market participant would pay for the restaurant and its related assets, including any operating lease assets, and is determined by discounting the estimated future cash flows of the restaurant, which include a deduction for royalties the Company would receive under a franchise agreement with terms substantially at market. The cash flows incorporate reasonable assumptions that the Company believes a franchisee would make such as sales growth and margin improvement. The discount rate used in the fair value calculation is an estimate of the required rate of return that a franchisee would expect to receive when purchasing a similar restaurant and the related definite-lived assets. The discount rate incorporates rates of return for historical refranchising market transactions and is commensurate with the risks and uncertainty inherent in the forecasted cash flows.

Management judgment is necessary to estimate future cash flows, including cash flows from continuing use, terminal value, sublease income and refranchising proceeds. Accordingly, actual results could vary significantly from the Company's estimates.

For the fiscal years ended December 29, 2024, December 31, 2023 and January 1, 2023, the Company recorded impairment charges of operating lease assets and other definite-lived assets for its Company-owned restaurants of $9.4 million, $8.4 million and $23.0 million, respectively. The impairment charges were recorded within "Impairment charges" on the Company's consolidated statements of operations.

Income Taxes

The Company is included in the consolidated U.S. federal and certain state income tax returns of Inspire. The Company has prepared its income tax provision under the pro rata method by recording the Company's relative contribution to the Inspire consolidated income tax provision. The Company is a party to a formal tax sharing agreement between Inspire and certain of its subsidiaries (the "Tax Sharing Agreement"). The Company makes tax payments directly to certain state governmental jurisdictions for itself and on behalf of its subsidiaries. Differences between the Company's income tax provision and cash flows attributable to income taxes pursuant to the provisions of the Company's Tax Sharing Agreement have been recognized as contributions from and distributions to Parent. Current amounts due to or from IRB or affiliates are included in "Other current liabilities" or "Prepaid expenses and other current assets", respectively.

The Company records income tax liabilities based on known obligations and estimates of potential obligations. A deferred tax asset or liability is recognized whenever there are (i) future tax effects from temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases or (ii) operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to the years in which those differences are expected to be recovered or settled. Deferred tax assets related to U.S. federal and state attributes are measured based on the Company's relative contribution to the Inspire consolidated deferred tax assets in accordance with the Tax Sharing Agreement. When considered necessary, the Company records a valuation allowance to reduce the carrying amount of deferred tax assets if it is more likely than not that all or a portion of the assets will not be realized on the Inspire consolidated federal tax return.

The Company applies a recognition threshold and measurement attribute for consolidated financial statement recognition and measurement of potential tax benefits associated with tax positions taken or expected to be taken in the Company's income tax returns ("Uncertain Tax Positions"). The Company uses a two-step process when evaluating tax positions. The Company first determines if it is more likely than not that a tax position will be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position. A tax position that meets the more likely than not recognition threshold is then measured for purposes of consolidated financial statement recognition as the largest amount of benefit that is greater than 50% likely of being realized once the position is considered effectively settled.

Interest and penalties accrued for Uncertain Tax Positions are charged to "Income tax expense (benefit)."

Foreign Currency

The Company's reporting currency is the U.S. dollar, while the functional currency of its Canadian operations is the Canadian dollar. Assets and liabilities are translated into U.S. dollars using the current exchange rates in effect at the balance sheet date, while revenues and expenses are translated at the average exchange rates for the period.

Revenue Recognition

Revenue is recognized in accordance with a five-step revenue model, as follows: identifying the contract with the customer; identifying the performance obligations in the contract; determining the transaction price; allocating the transaction price to the performance obligations; and recognizing revenue when (or as) the entity satisfies the performance obligations.

Company-owned restaurant sales

"Company-owned restaurant sales" include revenues recognized when the performance obligation is satisfied, which occurs upon delivery of food to the customer. "Company-owned restaurant sales" exclude sales taxes collected from the Company's customers.

Franchise fees and royalty revenues

"Franchise fees and royalty revenues" include franchise fees and royalties. The rights and obligations governing franchised restaurants are set forth in the franchise agreement. The franchise agreement provides for a 10 to 20-year initial term subject to certain conditions. Prior to the end of the franchise term or as otherwise provided by the Company, a franchisee may elect to renew the term of a franchise agreement, depending on contract terms if certain conditions are met.

Royalties from franchised restaurants are based on a percentage of restaurant sales of the franchised restaurant and are recognized as earned. Initial franchise fees are recorded within "Other current liabilities" and "Other liabilities" on the Company's consolidated balance sheets when received and recognized as revenue over the contractual term of the franchise agreement, once a franchised restaurant is opened. Renewal franchise fees are recognized as revenue over the contractual term of the franchise agreement once the license agreement is signed and the fee is paid. Franchise commitment fee deposits are forfeited and recognized as revenue upon the termination of the related commitments to open new franchised restaurants.

Franchise contributions for advertising

"Franchise contributions for advertising" include contributions to advertising funds by franchisees that the Company's subsidiaries manage in the United States and certain foreign markets. The Company acts as a principal in the transactions entered into by the advertising funds and therefore consolidates based on the nature of the goods or services provided and/or our commitment to pay for advertising services in advance of the related franchisee contributions. Additionally, the advertising services provided to franchisees are highly interrelated with the franchise right and therefore not distinct. Franchisees remit to these consolidated advertising funds a percentage of restaurant sales as consideration for providing the advertising services. Contributions to advertising funds are due within the month after which the revenue was generated through sales of the franchised restaurant. Revenue related to these contributions is based on a percentage of restaurant sales and is recognized as earned.

Advertising Costs

Production costs of commercials are expensed in the fiscal period the advertising is first aired while the costs of programming and other advertising, promotion and marketing programs are expensed as incurred. Company-owned restaurants, consistent with franchisees, are required to make contributions to advertising funds. Contributions are based on a percentage of sales of Company-owned restaurants. These costs as well as direct marketing costs the Company may incur outside of the advertising funds related to Company-owned restaurants are recorded within "Company-owned restaurant expenses, excluding depreciation and amortization." The Company-owned advertising expenses for the years ended December 29, 2024, December 31, 2023 and January 1, 2023 were $91.9 million, $80.2 million and $76.3 million, respectively. Advertising expenses as a result of our obligation to spend franchisee contributions to those funds are recorded as "Franchise advertising expenses." At the end of each fiscal year, additional advertising costs are accrued to the extent advertising revenues exceed the related advertising expense to-date, as the Company is obligated to expend such amounts on advertising.

Leases

The Company evaluates the contracts it enters into to determine whether such contracts contain leases. A contract contains a lease if the contract conveys the right to control the use of identified property or equipment for a period of time in exchange for consideration. Our contracts do not contain any material residual value guarantees or material restrictive covenants. At commencement, contracts containing a lease are further evaluated for classification as an operating or finance lease where the Company is a lessee, or as an operating, sales-type or direct financing lease where the Company is a lessor or sublessor, based on their terms.

Management makes certain estimates and assumptions regarding each new lease and sublease agreement, renewal and amendment, including, but not limited to, property values, market rents, property lives, discount rates and probable term, all of which can impact the classification of and accounting for the Company's leases. The amount of depreciation and amortization, interest and rent expense and income reported would vary if different estimates and assumptions were used.

The Company has lease agreements with lease and non-lease components. The Company elected the practical expedient to not separate non-lease components from lease components for all classes of underlying assets.

Operating Leases

Operating lease assets and liabilities are recognized upon lease commencement. The Company recognizes operating lease liabilities equal to the future unpaid lease payments for non-cancelable operating leases having an initial lease term in excess of one year, discounted by Inspire's incremental borrowing rate ("IBR"). Inspire's IBR is used because the rates implicit in most of the Company's leases are not readily determinable. The IBR selected is based on Inspire's credit rating and respective lease term.

Minimum lease payments or receipts, including minimum scheduled rent increases, are recognized as rent expense where the Company is a lessee, or income where the Company is a lessor, as applicable, on a straight-line basis over the applicable lease terms. There is a period under certain lease agreements referred to as a rent holiday that begins on the possession date and ends on the rent commencement date. During a rent holiday, no cash rent payments are typically due under the terms of the lease; however, expense is recorded for that period on a straight-line basis. Certain leases contain provisions, referred to as contingent rent, which require additional rental payments based upon restaurant sales volume. Contingent rent is recognized each period as the liability is incurred or the asset is earned.

Lease cost for operating leases is recognized on a straight-line basis and includes the amortization of the right of use ("ROU") asset and interest expense related to the operating lease liability. Variable lease cost for operating leases includes contingent rent. Leases with an initial term of 12 months or less are not recorded in the consolidated balance sheets and are recognized on a straight-line basis over the lease term in the Company's consolidated statements of operations. Lease costs are recorded in the consolidated statements of operations based on the nature of the underlying lease as follows: (1) rental expense related to leases for Company-operated restaurants is recorded to "Company-owned restaurant expenses, excluding depreciation and amortization" and (2) rental expense related to leases for corporate offices and equipment is recorded to "Selling, general and administrative expenses."

Finance Leases

Amounts of finance leases are recognized based on future unpaid lease payments over the lease term. Lease cost for finance leases includes the amortization of the finance lease asset, which is amortized on a straight-line basis and recorded to "Depreciation and amortization," and interest expense on the finance lease liability, which is calculated using the effective interest method and recorded to "Interest expense, net." Finance lease assets are amortized over the shorter of their estimated useful lives or the terms of the respective leases, including periods covered by renewal options that the Company is reasonably assured of exercising.

Fair Value Measurements

The Company's financial instruments include cash, cash equivalents, accounts receivable, accounts payable and finance leases. The fair value of cash, cash equivalents, accounts receivable and accounts payable approximates book value due to their short-term nature. The carrying values of goodwill and indefinite-lived intangible assets are tested annually for impairment or more frequently if an event occurs that indicates an impairment may have been incurred, using fair value measurements with unobservable inputs (Level 3) if a quantitative impairment testing approach is taken. Asset groups containing other definite-lived assets are tested for impairment if an event occurs that indicates an impairment may have been incurred, using fair value measurements with unobservable inputs. The Company has not changed the valuation techniques used in measuring the fair value of any financial assets or liabilities during 2024 or 2023.

For certain of the Company's assets and liabilities, valuation techniques under the accounting guidance related to fair value measurements are based on observable and unobservable inputs. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company's market assumptions. These inputs are classified into the following hierarchy:

Level 1 Inputs: Quoted prices for identical assets or liabilities in active markets.

Level 2 Inputs: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs: Pricing inputs are unobservable for the assets or liabilities and include situations where there is little, if any, market activity for the assets or liabilities. The inputs into the determination of fair value require significant management judgment or estimation.

Contributions from and Distributions to Parent

Contributions from and distributions to Parent principally result from transactions with the Parent conducted in accordance with Inspire's centralized cash management policy. Such amounts are not expected to be repaid. The Company presents contributions from and distributions to Parent on a net basis on the consolidated statements of stockholder's equity. The net distributions in a year are first recorded to "Accumulated deficit" to the extent of the current year income, if any. Any remaining distributions in a year are then recorded to "Additional paid-in capital," if any, until the cumulative "Additional paid-in capital" balance is reduced to zero and are then subsequently recorded to "Accumulated deficit." The net contributions in a year are recorded to "Additional paid-in capital." The Company presents contributions from and distributions to Parent on a net basis as a financing activity on the consolidated statements of cash flows.

Out-of-Period Adjustments

The Company recorded an after-tax charge of $17.4 million in its consolidated statement of operations for the year ended January 1, 2023 reflecting the cumulative impact of prior period errors identified and corrected during 2022. The prior period errors were primarily associated with the estimated useful lives of certain leasehold improvements that extended beyond the terms of the respective leases. Based on an analysis of qualitative and quantitative factors, the Company concluded that the cumulative impact of these errors was not material to any of the Company's previously issued consolidated financial statements.

Reclassifications

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

New Accounting Pronouncements Not Yet Adopted

Income Taxes (ASU 2023-09)

In December 2023, the FASB issued ASU 2023-09, *"Income Taxes (Topic 740): Improvements to Income Tax Disclosures"* ("ASU 2023-09") which requires additional disclosures in the rate reconciliation about specific categories of reconciling items and any individual jurisdictions that result in a significant difference between the statutory tax rate and the effective tax rate. ASU 2023-09 also requires entities to disclose annual income taxes paid (net of refunds received) disaggregated by federal, state and foreign taxes and in some cases to disaggregate the information by jurisdiction based on a quantitative threshold. The guidance is effective for the Company beginning in fiscal year 2026, with early adoption permitted, and may be applied on a prospective or retrospective basis. The Company is currently evaluating the potential effects of adoption of ASU 2023-09 and expects to provide additional detail and disclosures under this new guidance.

The Company reviewed all other newly issued accounting pronouncements and concluded that they either are not applicable to the Company's operations or that no material effect is expected on the Company's consolidated financial statements when adoption is required in the future.

3. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts receivable, net consists of the following:

(dollars in thousands)	2024	2023
Credit cards	$ 22,743	$ 28,093
Royalties and fees	2,009	2,421
Third party delivery receivables	2,600	4,127
Gift cards	29,445	32,045
Other	17,257	16,914
Accounts receivable, gross	74,054	83,600
Allowance for credit losses	(1,703)	(78)
Accounts receivable, net	$ 72,351	$ 83,522

Prepaid expenses and other current assets consist of the following:

(dollars in thousands)	2024	2023
Inventories	$ 16,337	$ 16,368
Other prepaid expenses	11,096	17,818
Other current assets	5,233	4,665
Prepaid expenses and other current assets	$ 32,666	$ 38,851

Property and equipment, net consists of the following:

(dollars in thousands)	2024	2023
Owned:		
Land	$ 2,602	$ 2,602
Buildings	3,675	3,430
Restaurant and other equipment	490,534	454,648
Leasehold improvements	550,473	563,358
Construction in progress	12,567	13,323
Leased:		
Finance lease assets	14,150	17,977
Property and equipment, gross	1,074,001	1,055,338
Accumulated depreciation and amortization[(a)]	(727,499)	(695,184)
Property and equipment, net	$ 346,502	$ 360,154

(a) Includes $9.6 million and $11.2 million of accumulated amortization related to finance lease assets as of December 29, 2024 and December 31, 2023, respectively. Depreciation expense was $100.2 million, $106.0 million and $140.2 million in 2024, 2023 and 2022, respectively.

Other current liabilities consist of the following:

(dollars in thousands)	2024	2023
Gift card liability	$ 72,878	$ 75,176
Accrued payroll and incentive compensation	18,092	23,699
Accrued income taxes - due to affiliates	26,929	34,473
Other accrued taxes	15,458	15,103
Deferred revenue	19,060	16,714
Other[(a)]	25,420	41,047
Other current liabilities	$ 177,837	$ 206,212

(a) Includes accrued interest, advertising, and other accrued liabilities.

4. GOODWILL AND INTANGIBLE ASSETS, NET

As of December 29, 2024 and December 31, 2023, goodwill had a balance of $909.4 million. As of December 29, 2024 and December 31, 2023, the indefinite-lived trademark/trade name had a balance of $1,340.0 million, net of accumulated impairment charges of $420.0 million. During 2022, the Company recorded a non-cash impairment charge to BWW trademark/trade name of $170.0 million due to a decrease in future expected cash flows. During 2024 and 2023, no impairment was indicated. All impairment charges were recorded within "Impairment charges" on the Company's consolidated statements of operations.

The carrying values of the Company’s remaining intangible assets consist of the following:

		2024		
(dollars in thousands)	Estimated useful life	Gross Carrying Amount	Accumulated Amortization	Net
Computer software	1 - 7 years	$ 10,594	$ (5,948)	$ 4,646
Franchise agreements	10 - 20 years	9,000	(5,155)	3,845
Reacquired franchise rights	(a)	14,176	(5,130)	9,046
Intangible assets		$ 33,770	$ (16,233)	$ 17,537

		2023		
(dollars in thousands)	Estimated useful life	Gross Carrying Amount	Accumulated Amortization	Net
Computer software	1 - 7 years	$ 19,800	$ (11,169)	$ 8,631
Franchise agreements	10 - 20 years	9,000	(4,389)	4,611
Reacquired franchise rights	(a)	17,215	(5,311)	11,904
Intangible assets		$ 46,015	$ (20,869)	$ 25,146

(a) Estimated useful lives are based on the remaining license terms on acquired agreements at the time of acquisition.

(dollars in thousands)	Total
Aggregate amortization expense:	
Actual for fiscal year:	
2022	$ 5,759
2023	4,311
2024	4,447
Estimate for fiscal year:	
2025	4,109
2026	3,048
2027	2,586
2028	1,604
2029	1,583
Thereafter	4,607
	$ 17,537

5. LEASES

The Company is party as a lessee and/or lessor to various leases for restaurants and other property, including land and buildings, as well as leases for office equipment and automobiles. In addition, the Company has leased and subleased land and buildings to others. Included in the Company's consolidated balance sheets were the following amounts related to operating and finance lease assets and lease liabilities:

(dollars in thousands)

Leases	Classification	2024	2023
Assets			
Operating lease assets	Operating lease assets, net	$ 466,605	$ 449,497
Finance lease assets	Property and equipment, net	4,506	6,822
Total leased assets		$ 471,111	$ 456,319
Liabilities			
Current			
Operating	Current portion of operating lease liabilities	$ 82,636	$ 85,150
Finance	Current portion of long-term debt	2,275	2,805
Noncurrent			
Operating	Long-term operating lease liabilities	413,651	393,022
Finance	Long-term debt, net	5,135	8,528
Total lease liabilities		$ 503,697	$ 489,505

(dollars in thousands)

Lease Cost	Classification	2024	2023	2022
Operating lease cost[(a)]	Company-owned restaurant expenses, excluding depreciation and amortization	$ 107,660	$ 106,840	$ 109,666
Finance lease cost				
Amortization of leased assets	Depreciation and amortization	1,634	2,220	2,663
Interest on lease liabilities	Interest expense, net	715	1,303	1,785
Rental and sublease income	Other revenues[(b)]	(2,701)	(2,655)	(2,430)
Net lease cost		$ 107,308	$ 107,708	$ 111,684

(a) Includes an immaterial amount classified as "Selling, general and administrative expenses." Additionally, includes short-term leases and variable lease costs, which are immaterial.

(b) Rental and sublease income related to variable lease payments was immaterial for 2024, 2023 and 2022.

Future lease commitments to be paid and received by the Company as of December 29, 2024 are as follows:

	Payments		Receipts	
(dollars in thousands)	Operating	Finance	Operating	Net Leases
Fiscal Year				
2025	$ 106,457	$ 2,689	$ (2,148)	$ 106,998
2026	97,213	2,002	(1,652)	97,563
2027	85,499	1,149	(1,415)	85,233
2028	76,187	1,061	(1,040)	76,208
2029	63,896	824	(545)	64,175
Thereafter	178,485	1,871	(1,506)	178,850
Total	$ 607,737	$ 9,596	$ (8,306)	$ 609,027
Less interest	(111,450)	(2,186)		
Present value of lease liabilities	$ 496,287	$ 7,410		

Lease Term and Discount Rate	2024	2023
Weighted-average remaining lease term (years)		
Operating leases	7.08	6.70
Finance leases	4.96	5.13
Weighted-average discount rate		
Operating leases	5.68 %	5.28 %
Finance leases	8.76 %	9.55 %

(dollars in thousands)

Other Information	2024	2023	2022
Cash paid for amounts included in the measurement of lease liabilities:			
Operating cash flows from operating leases	$ 108,309	$ 108,042	$ 106,416
Operating cash flows from finance leases	$ 716	$ 1,303	$ 1,787
Financing cash flows from finance leases	$ 2,606	$ 3,184	$ 3,479
Supplemental non-cash information on lease liabilities arising from obtaining lease assets:			
Finance lease assets obtained in exchange for new finance lease liabilities[(a)]	$ (667)	$ (1,955)	$ —
Operating lease assets obtained in exchange for new operating leases liabilities	$ 99,786	$ 94,664	$ 82,967

(a) Includes all noncash changes related to modifications or reassessments of finance leases, which may result in a decrease to the right-of-use asset.

6. REVENUE RECOGNITION

As of December 29, 2024, December 31, 2023 and January 1, 2023, contract liabilities (deferred revenue included in "Other current liabilities" and "Other liabilities") were $19.0 million, $13.6 million and $7.8 million, respectively. Deferred revenue primarily represents the Company's remaining performance obligations under its franchise and license agreements for which consideration has been received or is receivable, and is recognized on a straight-line basis over the remaining term of the related agreement. The Company recognized $0.9 million, $0.8 million and $0.9 million of revenues associated with prior year deferred franchise fees for the years ended December 29, 2024, December 31, 2023 and January 1, 2023, respectively, offset by cash payments received or due in advance of satisfying the Company's performance obligations.

The following table reflects the estimated franchise fees to be recognized in the future related to performance obligations that are unsatisfied at the end of the period:

Fiscal Year *(dollars in thousands)*	**Total**
2025	$ 875
2026	823
2027	783
2028	749
2029	718
Thereafter	15,011
Total	18,959

7. INCOME TAXES

Income (loss) before income taxes is set forth below:

(dollars in thousands)	**2024**	**2023**	**2022**
Domestic	$ 158,177	$ 202,500	$ (159,260)
Foreign	(1,269)	(6,141)	(5,423)
Income (loss) before income taxes	$ 156,908	$ 196,359	$ (164,683)

Income tax expense (benefit) is set forth below:

(dollars in thousands)	**2024**	**2023**	**2022**
Federal	$ 12,911	$ 29,115	$ 1,554
State	7,200	10,699	4,348
Current tax expense	20,111	39,814	5,902
Federal	6,072	(3,874)	(43,410)
State	1,678	1,634	(10,274)
Deferred tax expense (benefit)	7,750	(2,240)	(53,684)
Income tax expense (benefit)	$ 27,861	$ 37,574	$ (47,782)

The Company's effective tax rates for the years ended December 29, 2024, December 31, 2023 and January 1, 2023 were 17.8%, 19.1% and 29.0%, respectively. The effective tax rate differs from the U.S. federal statutory rate as follows:

	2024	2023	2022
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State income taxes	4.5	5.0	2.8
U.S. federal tax credits	(8.1)	(6.4)	6.8
Tax provision adjustments and revisions to prior years' returns	—	(0.6)	(0.8)
Other	0.4	0.1	(0.8)
Effective tax rate	17.8 %	19.1 %	29.0 %

Deferred tax assets (liabilities) are set forth below:

(dollars in thousands)	2024	2023
Deferred tax assets:		
Operating lease liabilities	$ 122,693	$ 119,413
Accrued compensation and related benefits	12,514	11,846
Franchise rights	9,456	11,465
Net operating loss and tax credit carryforwards	11,774	8,764
Other	21,871	25,844
Gross deferred tax assets	178,308	177,332
Valuation allowance	(12,044)	(12,275)
Net deferred tax assets	$ 166,264	$ 165,057
Deferred tax liabilities:		
Intangible asset - trademark/trade name	$ (326,331)	$ (325,995)
Operating lease assets	(115,545)	(111,413)
Store repairs and maintenance	(6,524)	(5,320)
Property and equipment	(6,007)	(3,074)
Other	(13,143)	(12,791)
Total deferred tax liabilities	(467,550)	(458,593)
Deferred tax liabilities, net	$ (301,286)	$ (293,536)

Operating loss and tax credit carryforwards primarily consist of Canadian net operating losses that are fully valued and net operating losses and credits related to various U.S. state jurisdictions that expire between 2029-2042. There is an immaterial amount of state net operating losses that have no expiration.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon the level of historical taxable income and projections for future taxable income over the periods for which the deferred tax assets are deductible, management believes, as of December 29, 2024, with the exception of certain state and foreign net operating loss and credit carryforwards for which valuation allowances have been recorded, it is more likely than not that the Company will realize the benefits of the deferred tax assets. During the year ended December 29, 2024, there was an immaterial net decrease in the total valuation allowance primarily due to the expiration of state tax credits.

The U.S. federal income tax returns for all fiscal years ended through December 30, 2018 are settled. The U.S. federal income tax returns for Inspire remain subject to examination for all subsequent fiscal periods. With limited exceptions, certain of the Company's state income tax returns from fiscal year 2013 forward remain subject to examination. Various state income tax returns are currently under examination.

Uncertain Tax Positions

As of December 29, 2024 and December 31, 2023, the Company had unrecognized tax benefits of $3.8 million and $3.9 million, respectively, which if resolved favorably would reduce income tax expense by $3.0 million and $3.1 million, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(dollars in thousands)	2024	2023
Beginning balance	$ 3,917	$ 3,992
Additions:		
Tax positions related to current year	905	885
Reductions:		
Lapse of statute of limitations	(983)	(960)
Ending balance	$ 3,839	$ 3,917

During the fiscal year ending December 28, 2025, the Company believes a reduction of the unrecognized tax benefits by $1.1 million is reasonably possible, primarily as a result of the expiration of statutes of limitations.

As of December 29, 2024 and December 31, 2023, the Company had approximately $0.9 million accrued for interest and penalties related to unrecognized tax benefits. During the years ended December 29, 2024, December 31, 2023 and January 1, 2023, the Company decreased its accruals for interest and penalties expense related to unrecognized tax benefits by an immaterial amount.

8. GUARANTEES AND OTHER COMMITMENTS AND CONTINGENCIES

Term Loans and Revolving Credit Facility Guarantee

IRB entered into a credit agreement (the “IRB Credit Agreement”) that provides for a secured credit facility, which includes a term loan facility (the "IRB Term Loan") and a revolving credit facility (the “IRB Revolving Credit Facility”). The IRB Revolving Credit Facility allows for the issuance of up to $490.0 million of revolving facilities and certain other credit instruments, including total letters of credit of $50.0 million. The IRB Credit Agreement contains customary provisions relating to mandatory prepayments, voluntary prepayments, conditions to borrowings and issuances of letters of credit under the IRB Revolving Credit Facility, representations and warranties, affirmative covenants, negative covenants and events of default. All obligations under the IRB Credit Agreement are guaranteed by the Company and its subsidiaries through the maturity dates and secured by substantially all assets of the Company and its subsidiaries.

As of December 29, 2024, approximately $4,215.6 million was outstanding under the IRB Term Loan. As of December 29, 2024, there was $28.2 million of outstanding letters of credit under the IRB Revolving Credit Facility and approximately $461.8 million remaining capacity for future borrowings.

Advertising Commitments

The Company has purchase commitments related to the execution of its advertising strategies, including agency fees and media buy obligations. Because most media purchase commitments can be canceled within 90 days of scheduled broadcasts, the Company does not believe that termination of these agreements would have a significant impact on its operations.

Legal and Environmental Matters

The Company is involved in various litigation and claims incidental to its business. Although the outcome of these matters cannot be predicted with certainty and some of these matters may be resolved unfavorably to the Company, based on currently available information, including legal defenses available to the Company and its legal reserves and insurance coverages, the Company does not believe that the outcome of these legal matters will have a material adverse effect on its consolidated financial position, results of operations or cash flows.

9. TRANSACTIONS WITH RELATED PARTIES

Shared service costs from Inspire are directly incurred by and allocated to the Company. Shared service costs are included in "Management fee to affiliate" in the Company's consolidated statements of operations. In 2022, Inspire's allocation methodology included both direct charges and indirect allocations based on revenues. Beginning in 2023, Inspire's allocation methodology changed to only include allocating expenses based on charges directly incurred by the Company. As a result of these allocations, BWW's results of operations may not be indicative of those that would be achieved if they had operated on a stand-alone basis.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events from the balance sheet date through March 20, 2025, the date the consolidated financial statements were available to be issued, and there are no items to disclose or that require adjustment.

GUARANTEE OF PERFORMANCE

For value received, **Buffalo Wild Wings, Inc.**, a Minnesota corporation (the "Guarantor"), located at Three Glenlake Parkway NE, Atlanta, Georgia 30328, absolutely and unconditionally guarantees to assume the duties and obligations of **Buffalo Wild Wings International, Inc.**, located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 (the "Franchisor"), under its franchise registration in each state where the franchise is registered, and under its Franchise Agreement identified in its **2025** Franchise Disclosure Document, as it may be amended, and as that Franchise Agreement may be entered into with franchisees and amended, modified or extended from time to time. This guarantee continues until all such obligations of the Franchisor under its franchise registrations and the Franchise Agreement are satisfied or until the liability of Franchisor to its franchisees under the Franchise Agreement has been completely discharged, whichever first occurs. The Guarantor is not discharged from liability if a claim by a franchisee against the franchisor remains outstanding. Notice of acceptance is waived. The Guarantor does not waive receipt of notice of default on the part of the Franchisor. This guarantee is binding on the Guarantor and its successors and assigns.

The Guarantor signs this guarantee at Atlanta, Georgia, on this 26th day of March 2025.

GUARANTOR:

BUFFALO WILD WINGS, INC.

By: ________________________
Name: Lisa P. Storey
Title: Vice President, Franchise Counsel

EXHIBIT C

FRANCHISE AGREEMENT

Buffalo Wild Wings® Sports Bar
Franchise Agreement

between

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

____

____
Name of Franchisee(s)

____
Street Address

____
City State Zip Code

____
Phone Number

Authorized Location:

____
Street

____
City State Zip Code

Effective Date:

____
(To be completed by us)

--TABLE OF CONTENTS--

BUFFALO WILD WINGS® FRANCHISE AGREEMENT

BUFFALO WILD WINGS® FRANCHISE AGREEMENT

This Franchise Agreement is made this ____ day of ____________, 20__ between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us"), and __________________________, a(n) ______________________ whose principal business address is ______________________________________ ("you").

RECITALS

A. Our parent company has developed a system for sports entertainment-oriented, casual/fast casual restaurants/sports bars that feature chicken wings, sandwiches and other products, beverages and services using our certain standards and specifications and otherwise operate under the System (defined below) and the Trademarks (defined below) ("Buffalo Wild Wings Sports Bars");

B. Many of the food and beverage products are prepared according to specified recipes and procedures, some of which include proprietary sauces and mixes;

C. Our parent company owns the BUFFALO WILD WINGS® Trademark and other trademarks used in connection with the operation of a Buffalo Wild Wings Sports Bar;

D. Our parent company has granted to us the right to sublicense the right to develop and operate Buffalo Wild Wings Sports Bars; and

E. You desire to develop and operate a Buffalo Wild Wings Sports Bar and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Control Person" means the individual who has the authority to, and does in fact, actively direct your business affairs in regard to the Sports Bar, is responsible for overseeing the general management of the day-to-day operations of the Sports Bar and has authority to sign on your behalf on all contracts and commercial documents. The Control Person as of the Effective Date is identified on the Ownership and Management Addendum attached to this Agreement.

B. "Competitive Business" means any restaurant or other foodservice business (whether or not operating from a retail location) that (i) generates, or is reasonably expected to generate, at least twenty percent (20%) of its revenue during any six (6)-month period from the sale of chicken wings, chicken tenders or other chicken pieces, whether at wholesale or retail, other than another Buffalo Wild Wings Sports Bar or BWW-GO restaurant operated under an effective franchise agreement with us; (ii) serves draft beer from fifteen (15) or more taps; or (iii) has more than five (5) screens for television or gaming purposes, or that subscribes to or offers sports subscription programming (other than as provided under customary cable or network television programming).

C. "Gross Sales" includes the total revenues and receipts from the sale of all products, services and merchandise sold in or in relation to your Sports Bar whether under any of the

Trademarks or otherwise, including any cover charges or fees, fees or charges for any vending, gaming or similar activities or other equipment in your Sports Bar or on its premises, fees or charges for any catering and other off-site activities and events, all license and use fees, and implied or imputed Gross Sales from any business interruption insurance. However, Gross Sales excludes sales taxes, promotions, voids and discounts.

D. "Menu Items" means the chicken wings, sandwiches and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at your Sports Bar.

E. "Principal Owner" means any person or entity who, now or hereafter, directly or indirectly owns a 10% or greater interest in you (where you are a corporation, limited liability company, partnership or other business entity). However, if we are entering into this Agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications of any person or entity who directly or indirectly owns less than a 10% interest in you, we have the right to designate that person or entity as a Principal Owner for all purposes under this Agreement. In addition, if you are a partnership entity, then each person or entity who, now or hereafter is or becomes a general partner is a Principal Owner, regardless of the percentage ownership interest. If you sign this Agreement as one or more individuals, each individual is a Principal Owner. You must have at least one Principal Owner. Your Principal Owner(s) as of the Effective Date are identified on the Ownership and Management Addendum attached to this Agreement. Every time there is a change in the persons who are your Principal Owners, you must, within 10 days from the date of each such change, update the Ownership and Management Addendum. As used in this Agreement, any reference to Principal Owner includes all Principal Owners.

F. "Sports Bar" means the Buffalo Wild Wings Sports Bar you develop and operate pursuant to this Agreement.

G. "System" means the Buffalo Wild Wings® System, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

H. "Trademarks" means the Buffalo Wild Wings® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in the Sports Bar. For purposes of this Agreement, "Trade Dress" includes the designs, color schemes and image we authorize you to use in the operation of the Sports Bar from time to time, as we may periodically modify them.

I. "Unit General Manager" means the individual who (i) personally invests his or her full time and attention and devotes his or her best efforts to the on-premises general management of the day-to-day operations of the Sports Bar and (ii) meets our training requirements.

GRANT OF LICENSE

2. The following provisions control with respect to the license granted hereunder:

A. Authorized Location. We grant to you the right and license to establish and operate a retail Buffalo Wild Wings Sports Bar identified by the Trademarks to be located at the premises that you have selected which is identified on Appendix C or, if no location is identified on the Effective Date, at a location that you propose and we accept within 90 days after the Effective Date (the "Authorized Location"). If the Authorized Location is not identified on the Effective Date, then you must promptly deliver to us for our review a complete site report and related information for a suitable site for a Buffalo Wild Wings Sports Bar. We will either accept or reject your proposed site based on our then current site selection policies and procedures. When a location has been designated by you and accepted by us, it will become part of Appendix C as if originally stated. You acknowledge and agree that our acceptance of a site does not constitute a warranty of any kind, express or implied, as to the suitability of the site for your Sports Bar or of the likelihood that a Buffalo Wild Wings Sports Bar will succeed at that site. You acknowledge and agree that your acceptance of a franchise for the operation of a Sports Bar at this Authorized Location is based on your own independent investigation. If an Authorized Location is not designated by you and accepted by us within 90 days after the Effective Date, we may terminate this Agreement without opportunity to cure pursuant to subparagraph 13.B.2 and without the return of any Initial Franchise Fee or other amounts paid to us. You accept the license and undertake the obligation to operate the Sports Bar at the Authorized Location using the Trademarks and the System in compliance with the terms and conditions of this Agreement.

B. Designated Area. You must locate and operate the Sports Bar at an Authorized Location within the area described in Appendix C (the "Designated Area"). If you have not located an accepted Authorized Location when we and you sign this Agreement, then after you sign a lease for the accepted Authorized Location, we will define the Designated Area based on the factors that we deem relevant, which might include demographics, the character of the Authorized Location and nearby businesses and residences. We will insert the Designated Area's description in an amended and restated Appendix C. You must use your best efforts to promote and increase the sales and service of Menu Items and to effect the widest and best possible distribution throughout the Designated Area.

To the extent that you and your affiliates are in compliance with the terms of this Agreement and any other agreements with us and our affiliates, we and our affiliates will not locate and operate or grant to anyone else a franchise to locate and operate a Buffalo Wild Wings Sports Bar within the Designated Area so long as this Agreement is in effect, except for Buffalo Wild Wings Sports Bars located at Non-Traditional Locations (defined below) within the Designated Area and as set forth in subparagraph 2.E. You do not have any right to sublicense or subfranchise within or outside of the Designated Area and do not have the right to operate more than one Sports Bar within the Designated Area.

You acknowledge and agree that certain locations within and outside the Designated Area are by their nature unique and separate in character from sites generally developed as Buffalo Wild Wings Sports Bars. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Designated Area, and we have the right to develop, license or franchise Buffalo Wild Wings Sports Bars at such locations, whether those locations are within or outside the Designated Area: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include,

but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

C. Opening. You agree that the Sports Bar will be open and operating in accordance with the provisions of this Agreement by the required open date set forth in Appendix C ("Required Open Date"). You agree not to open the Sports Bar until: (1) you have properly developed and equipped the Sports Bar according to our standards and specifications and in compliance with all applicable laws and regulations; (2) all pre-opening training for the Sports Bar's personnel has been completed to our satisfaction; (3) you have given us evidence of required insurance coverage and payment of premiums and a copy of the fully-signed Lease; (4) you have obtained all required zoning, building, utility, heath, sanitation, liquor and sign permits and licenses and any other required permits and licenses; and (5) if we (at our sole option) require, we have conducted a pre-opening inspection and/or have certified the Sports Bar for opening. Our determination that you have met our pre-opening requirements will not constitute a waiver of your non-compliance or of our right to demand full compliance with those requirements. If you fail to have your Sports Bar open and in operation according to the provisions of this subparagraph 2.C, we will have the right to terminate this Agreement without opportunity to cure pursuant to subparagraph 13.B.2.

D. Nonexclusivity; Our Reservation of Rights. The license is limited to the right to develop and operate one Sports Bar at the Authorized Location located in the Designated Area, and does not include (i) any right to sell products and Menu Items identified by the Trademarks at any location other than the Authorized Location, except for authorized catering and delivery services in accordance with this Agreement, or through any other channels or methods of distribution, including the internet (or any other existing or future form of electronic commerce), (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution, or (iii) any right to exclude, control or impose conditions on our development of future franchised, company or affiliate-owned restaurants (whether under the Trademarks or different trade names and trademarks) at any time, within or outside of the Designated Area (except as set forth in subparagraphs 2.B and 2.E). We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement. You acknowledge that the consumer service area or trade area of another Buffalo Wild Wings Sports Bar may overlap with your Designated Area.

You also acknowledge and agree that we and our affiliates have the right to operate and franchise others the right to operate restaurants or any other business for the same, similar or different products or services, both within and outside the Designated Area, under trademarks other than the BUFFALO WILD WINGS® Trademarks, without compensation to any franchisee. Except as set forth in subparagraphs 2.B and 2.E, we and our affiliates have the right to grant other franchises or develop and operate company or affiliate owned restaurants and/or otherwise offer, sell or distribute any products or services, including those associated with the System under the Trademarks or any other trademarks, service marks or trade names, all without compensation to any franchisee. Further, and as noted above, we and our affiliates have the right to offer, sell or distribute, within and outside the Designated Area, through any other (i.e., non-restaurant) distribution channel or method, any frozen, pre-packaged items or other products or services associated with the

System (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any distribution channels or methods, without compensation to any franchisee. The other distribution channels or methods include grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing site, office building), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce).

E. Limited Seating Facilities. In addition, you acknowledge and agree that, subject to your right of first refusal as set forth below, we and our affiliates have the right to operate or franchise within and outside the Designated Area one or more facilities selling, for dine in, take out, catering or delivery, all or some of the Menu Items, using the Trademarks or any other substantially similar trademarks, service marks or trade names (for example, "B-Dubs"), without compensation to any franchisee, provided, however, that such facilities shall not have an interior area larger than 2,700 square feet and shall not have seating capacity for more than 60 people ("Limited Seating Facilities").

We have developed a model for a Limited Seating Facility model, but it is under refinement and may change. If we determine that your Designated Area is an appropriate market for such a facility, we will provide to you a written offer ("Offer") specifying the terms and conditions for your development of the Limited Seating Facility. You will have 90 days following your receipt of the Offer to accept the Offer by delivering written notice to us of your acceptance, provided that you are not in default under this Agreement or any other Agreement with us or our affiliates. If you do not provide written notice to us within the time period or if you are in default under this Agreement or any other agreement with us or our affiliates, you will lose the right to develop the Limited Seating Facility and we may develop or franchise to others to develop the Limited Seating Facility within your Designated Area. You acknowledge and agree that if you accept the Offer, we may require you to submit a full application, pay an initial fee and sign a new form of franchise agreement.

TRADEMARK STANDARDS AND REQUIREMENTS

3. You acknowledge and agree that the Trademarks are our parent company's property and it has licensed the use of the Trademarks to us with the right to sublicense to others. You further acknowledge that your right to use the Trademarks is specifically conditioned upon the following:

A. Trademark Ownership. The Trademarks are our parent company's valuable property, and it is the owner of all right, title and interest in and to the Trademarks and all past, present or future goodwill of the Sports Bar and of the business conducted at the Authorized Location that is associated with or attributable to the Trademarks. Your use of the Trademarks will inure to our parent company's benefit. You may not, during or after the term of this Agreement, engage in any conduct directly or indirectly that would infringe upon, harm or contest our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks, including any use of the Trademarks in a derogatory, negative, or other inappropriate manner in any media, including print or electronic media.

B. Trademark Use. You may not use, or permit the use of, any trademarks, trade names or service marks in connection with the Sports Bar except the Trademarks or except as we otherwise direct in writing. You may use the Trademarks only in connection with such products and services as we specify and only in the form and manner we prescribe in writing. You must comply with all trademark, trade name and service mark notice marking requirements. You may use the Trademarks only in association with products and services approved by us and that meet

our standards or requirements with respect to quality, mode and condition of storage, production, preparation and sale, and portion and packaging.

C. Sports Bar Identification. You must use the name BUFFALO WILD WINGS® (or such other name that we specify) as the trade name of the Sports Bar and you may not use any other mark or words to identify the Sports Bar without our prior written consent. You may not use the phrase "Buffalo Wild Wings" or any of the other Trademarks as part of the name of your corporation, partnership, limited liability company or other business entity. You may use the Trademarks on various materials, such as business cards, stationery and checks, provided you (i) accurately depict the Trademarks on the materials as we prescribe, (ii) include a statement on the materials indicating that the business is independently owned and operated by you, (iii) do not use the Trademarks in connection with any other trademarks, trade names or service marks unless we specifically approve in writing prior to such use, and (iv) make available to us, upon our request, a copy of any materials depicting the Trademarks. You must post a prominent sign in the Sports Bar identifying you as a BUFFALO WILD WINGS® franchisee in a format we deem reasonably acceptable, including an acknowledgment that you independently own and operate the Sports Bar, that the BUFFALO WILD WINGS® Trademark is owned by our parent company, and that your use of the Trademarks is under a license we have issued to you. All your internal and external signs must comply at all times with our outdoor/indoor guidelines and practices, as they are modified from time to time.

D. Litigation. In the event any person or entity improperly uses or infringes the Trademarks or challenges your use or our use or ownership of the Trademarks, we will control all litigation and we have the right to determine whether suit will be instituted, prosecuted or settled, the terms of settlement and whether any other action will be taken. You must promptly notify us of any such use or infringement of which you are aware or any challenge or claim arising out of your use of any Trademark. You must take reasonable steps, without compensation, to assist us with any action we undertake. We will be responsible for our fees and expenses with any such action, unless the challenge or claim results from your misuse of the Trademarks in violation of this Agreement, in which case you must reimburse us for our fees and expenses.

E. Changes. You may not make any changes or substitutions to the Trademarks unless we direct in writing. We reserve the right to change the Trademarks at any time. Upon receipt of our notice to change the Trademarks, you must cease using the former Trademarks and commence using the changed Trademarks, at your expense.

TERM AND RENEWAL

4. The following provisions control with respect to the term and renewal of this Agreement:

A. Term. The initial term of this Agreement commences on the Effective Date (as defined in paragraph 15.N) and expires 20 years after the Sports Bar opens for business unless this Agreement is sooner terminated in accordance with paragraph 13.

B. Renewal Term and Conditions of Renewal. You may renew your license for one renewal term of 10 years provided that: (i) you have given us written notice of your decision to renew at least 6 months but not more than 12 months prior to the end of the expiring term; (ii) you sign our then-current form of franchise agreement (modified to reflect that the agreement relates to the grant of a renewal), the terms of which may differ from this Agreement, including higher fees and a modification to the Designated Area based on our then current criteria for determining designated areas; (iii) you have complied with the provisions of subparagraph 5.E regarding

modernization and you perform any further items of modernization and/or replacement of the building, premises, trade dress, equipment and grounds as may be necessary for your Sports Bar to conform to the standards then applicable to new Buffalo Wild Wings Sports Bar, regardless of the cost of such modernizations and/or replacements, unless we determine that you should relocate your Sports Bar because your Authorized Location no longer meets our then-current site criteria, in which case you must comply with the 60, 90 and 180 day relocation requirements of subparagraph 5.D; (iv) you are not in default of this Agreement or any other agreement pertaining to the franchise granted, have satisfied all monetary and material obligations on a timely basis during the term and are in good standing; (v) if you are leasing the Sports Bar premises (and not subject to relocation under (iii) above), you have renewed the lease and have provided written proof of your ability to remain in possession of the premises throughout the renewal period; (vi) you comply with our then-current training requirements; (vii) you pay us, at time of execution of the new franchise agreement, a renewal fee in the amount of $20,000; and (viii) you and your Principal Owners and guarantors execute a general release of claims in a form we prescribe.

C. Relocation Upon Renewal. If, as a condition of renewal, we require you to relocate your Sports Bar pursuant to subparagraph 4.B(iii) above, you may renew your license for 20 years, provided that with respect to the renewal, you meet all conditions stated in subparagraph 4.B.

FACILITY STANDARDS AND MAINTENANCE

5. You acknowledge and agree that we have the right to establish, from time to time, quality standards regarding the development and business operations of Buffalo Wild Wings Sports Bars to protect the distinction, goodwill and uniformity symbolized by the Trademarks and the System. Accordingly, you agree to maintain and comply with our quality standards and agree to the following terms and conditions:

A. Sports Bar Facility; Lease or Purchase Contract. You may not use the Sports Bar premises or Authorized Location for any purpose other than the operation of a Buffalo Wild Wings Sports Bar during the term of this Agreement. You may not open your Sports Bar for business until we have notified you in writing that you have satisfied your pre-opening obligations as set forth in subparagraphs 5.A and 5.B and we have approved your opening date. We are not responsible or liable for any of your pre-opening obligations, losses or expenses you might incur for your failure to comply with these obligations or your failure to open by a particular date.

In the event that you plan to enter into any type of lease for the Sports Bar premises, you and your landlord must sign the Option to Assume Lease attached as Appendix D. You may not change the Lease Addendum form without our approval. You must provide us a copy of the executed lease and Lease Addendum, as well as any amendments to the lease entered into after its effective date, within 5 days of execution. We have no responsibility for the lease and any amendments thereto; it is your sole responsibility to evaluate, negotiate and enter into the lease for the Sports Bar premises.

You must execute, and provide us an executed copy of your lease (including an executed copy of the Lease Addendum) or the purchase agreement for the selected and approved site for your Sports Bar within 120 days after the Effective Date. If you fail to execute the lease or the purchase agreement within the periods set forth in this subparagraph, we will have the right to terminate this Agreement without opportunity to cure pursuant to subparagraph 13.B.2.

B. Construction; Future Alteration. You must construct and equip the Sports Bar in strict accordance with our current approved specifications and standards pertaining to equipment, inventory, signage, fixtures, furnishings, accessory features (including sports memorabilia) and

design and layout of the building. You must provide us for our approval purposed building plans for your Sports Bar in the form that we reasonably specify. You may not commence construction of the Sports Bar until you have received our written approval of your building plans. If your Sports Bar is not constructed strictly according to the previously-approved building plans, we will not approve your Sports Bar for opening. You will have 30 days from the date we deny our approval for opening your Sports Bar to correct all the construction problems so that your Sports Bar is strictly constructed according to the approved building plans. If you fail to correct the problems within the 30-day period we may immediately terminate this Agreement pursuant to subparagraph 13.B.2. If the Sports Bar opening is delayed for the foregoing reasons, you will be responsible for any losses and costs related to such delay.

Without limiting the generality of the foregoing, you must promptly after obtaining our written confirmation of our acceptance of the site for the Sports Bar: (i) retain the services of an architect that we approve; (ii) retain the services of a general contractor and audio/visual equipment providers and installers that we approve; (iii) have prepared and submitted for our approval a site survey and basic architectural plans and specifications (not for construction) consistent with our general atmosphere, image, color scheme and ambience requirements as set forth from time to time in the manuals for a Buffalo Wild Wings Sports Bar (including requirements for dimensions, exterior design, materials, interior design and layout, equipment, fixtures, furniture, signs and decorating); (iv) retain the services of a company specialized in assisting restaurant operators during the construction process to assist you in submitting, processing, monitoring and obtaining in a timely manner all necessary construction documents, licenses and permits and to advise you throughout the construction of your Sports Bar if we determine, in our good faith judgment, that you do not have sufficient experience in the development process to manage this function; (v) purchase or lease and then, in the construction of the Sports Bar, use only the approved building materials, equipment, fixtures, audio visual equipment, furniture and signs; (vi) complete the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating of the Sports Bar in full and strict compliance with plans and specifications we approve and all applicable ordinances, building codes and permit requirements without any unauthorized alterations; (vii) obtain all customary contractors' sworn statements and partial and final waivers; (viii) obtain all necessary permits, licenses and architectural seals and comply with applicable legal requirements relating to the building, signs, equipment and premises, including the Americans With Disabilities Act; and (ix) obtain and maintain all required zoning changes, building, utility, health, sanitation, liquor and sign permits and licenses and any other required permits and licenses. It is your responsibility to comply with the foregoing conditions.

You must use the prototype architectural drawings made available to you by us when working with your architect and general contractor. You, your affiliates or your Principal Owners, or any person related to, or any entity controlled by your Principal Owners may not be your general contractor unless you have requested our approval and we have approved your request.

Your general contractor may not be your audio/visual equipment provider and installer, unless your general contractor shows expertise in this field to our satisfaction and is approved by us prior to performing any work.

Any change to the building plans or any replacement, reconstruction, addition or modification in the building, interior or exterior decor or image, equipment or signage of the Sports Bar to be made after our consent is granted for initial plans, whether at the request of you or of us, must be made in accordance with specifications that have received our prior written consent. You may not commence such replacement, reconstruction, addition or modification until you have received our written consent to your revised plans.

You must begin substantial construction (site work, utility infrastructure and building erection) of the Sports Bar at least 150 days before the deadline to open the Sports Bar if the Sports Bar will be in a new free standing location or at least 120 days before the deadline to open the Sports Bar if the Sports Bar will be in a non-free standing location or conversion of an existing free-standing building. We may require you to provide us weekly development and construction progress reports in the form we designate from the date you begin development until the date you open the Sports Bar. In addition, on or before the deadlines to start construction you must submit to us, if requested, executed copies of any loan documents and any other document that proves that you have secured adequate financing to complete the construction of the Sports Bar by the date you are obligated to have the Sports Bar open and in operation. In the event that you fail to begin construction or to secure financing pursuant to this paragraph, we will have the right to terminate this Agreement without opportunity to cure pursuant to subparagraph 13.B.2.

Within 120 days after the Sports Bar first opens for business, you agree to provide us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spent in various categories relating to the development and opening of the Sports Bar.

C. Maintenance. The building, equipment, fixtures, furnishings, signage and trade dress (including the interior and exterior appearance) employed in the operation of your Sports Bar must be maintained and refreshed in accordance with our requirements established periodically and any of our reasonable schedules prepared based upon periodic evaluations of the premises by our representatives. Within a period of 30-45 days (as we determine depending on the work needed) after the receipt of any particular report prepared following such an evaluation, you must effect the items of maintenance we designate, including the repair of defective items and/or the replacement of irreparable or obsolete items of equipment and interior signage. If, however, any condition presents a threat to customers or public health or safety, you must effect the items of maintenance immediately, as further described in subparagraph 6.G.

D. Relocation and Casualty. If you choose to relocate the Sports Bar because of the expiration or cancellation of your lease for reasons other than your breach, we will grant you authority to do so at a site acceptable to us that is within your Designated Area, provided that: (i) you have given us notice of your intent to relocate at least 60 days before the Sports Bar closes; (ii) you have submitted site and market information as we may require; (iii) you have proposed a new site within the Designated Area that we have accepted in writing within 60 days after the Sports Bar closes; (iv) promptly after we accept the new site, you sign and deliver to us our then current form of franchise agreement (modified to remove any initial franchise fee), the terms of which may differ from this Agreement, including higher fees and a modification to the Designated Area; (v) the new Sports Bar is under construction within 90 days after you discontinue operation of the Sports Bar at the Authorized Location; and (vi) the new Sports Bar is open and operating within 180 days after construction commences, all in accordance with our then-current standards and the new franchise agreement. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur in connection with your relocation.

If you need to relocate the Sports Bar because of condemnation or destruction, we will grant you authority to do so at a site acceptable to us that is within your Designated Area, provided that: (1) you have submitted site and market information as we may require; (2) you have proposed a new site within the Development Area that we have accepted in writing within 60 days after the Sports Bar closes; (3) promptly after we accept the new site, you sign and deliver to us our then current form of franchise agreement (modified to remove any initial franchise fee), the terms of which may differ from this Agreement, including higher fees and a modification to the Designated

Area; (4) the new Sports Bar is under construction within 90 days after you discontinue operation of the Sports Bar at the Authorized Location; and (5) the new Sports Bar is open and operating within 180 days after construction commences, all in accordance with our then-current standards and the new franchise agreement. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur in connection with your relocation.

In the event your Sports Bar is destroyed or damaged and you repair the Sports Bar at the Authorized Location (rather than relocate the Sports Bar), you must repair and reopen the Sports Bar at the Authorized Location in accordance with our then-current standards for the destroyed or damaged area within 270 days of the date of occurrence of the destruction or damage.

You do not have the right to relocate in the event you lose the right to occupy the Sports Bar premises because of the cancellation of your lease due to your breach. The termination or cancellation of your lease due to your breach is grounds for immediate termination under subparagraph 13.B.2.

E. Modernization or Remodel. You agree that you will make such capital improvement or modifications necessary to modernize, redecorate and upgrade your Sports Bar, including an upgrade of your audio/visual equipment, to reflect the current image of new Buffalo Wild Wings Sports Bars as we reasonably request during the term of this Agreement (taking into consideration the cost of the modernization, the life expectancy of the equipment and the then-remaining term of this Agreement). Except for certain transfers and as a condition of renewal (as described below), we will not impose any new standards or specifications requiring structural changes or remodeling of your Sports Bar more frequently than once every ten (10) years. You must complete to our satisfaction any changes we require within a reasonable time, not to exceed 12 months from the date you are notified of any required changes.

You acknowledge and agree that the requirements of this subparagraph 5.E are both reasonable and necessary to ensure continued public acceptance and patronage of Buffalo Wild Wings Sports Bars and to avoid deterioration or obsolescence in connection with the operation of the Sports Bar. If you fail to make any improvement as required by this subparagraph or perform the maintenance described in subparagraph 5.C, we may, in addition to our other rights in this Agreement, effect such improvement or maintenance and you must reimburse us for the costs we incur.

Except for transfers under Subparagraph 11.E, every other transfer of any interest in this Agreement or your business governed by paragraph 11 or any renewal covered by paragraph 4 is expressly conditioned upon your modernization and upgrade of the Sports Bar to reflect the then-current image of Buffalo Wild Wings Sports Bars at the time of such transfer or renewal.

F. Signage. The outdoor signage at your Sports Bar must comply with our then-current specifications, which we may modify and change from time to time due to modifications to the System, including changes to the Trademarks. You must make such changes to the outdoor signage as we require within 15 months from the date of notification.

PRODUCTS AND OPERATIONS STANDARDS AND REQUIREMENTS

6. You must implement and abide by our standards and requirements concerning the operation of the Sports Bar, as we periodically modify them. The following provisions control with respect to products and operations:

A. Authorized Menu. Your business must be confined to the preparation and sale of only such Menu Items and other food and beverage products as we designate and approve in writing from time to time for sale by your Sports Bar. You must offer for sale from the Sports Bar all items we periodically specify as mandatory and only those items listed as Menu Items and other approved food and beverage products. You must offer the full authorized menu during all hours of operation. We have the right to make modifications to these items from time to time, and you agree to comply with any modifications. You may not offer or sell any other product or service at the Authorized Location without our prior written consent.

B. Authorized Products and Ingredients. You must use in the operation of the Sports Bar and in the preparation of Menu Items and other food and beverage products only the proprietary sauces and mixes and other proprietary and non-proprietary ingredients, recipes, formulas, cooking techniques and processes and supplies, and must prepare and serve Menu Items and products in such portions, sizes, appearance, taste and packaging, all as we specify in our most current product preparation materials or otherwise in writing. We will supply to you a copy of the current product preparation materials prior to opening the Sports Bar. You acknowledge and agree that we may change these periodically and that you are obligated to conform to the requirements. All supplies, including containers, cups, plates, wrapping, eating utensils, and napkins, and all other customer service materials of all descriptions and types must meet our standards of uniformity and quality. You must maintain at the Sports Bar at all times an inventory of ingredients, food and beverage products and other products, materials and supplies that will permit operation of the Sports Bar at maximum capacity.

C. Approved Supplies and Suppliers. You must only use the inventory, equipment, fixtures, furnishings, signs, advertising materials, trademarked items and novelties, and other products and services in connection with the design, construction and operation of the Sports Bar that we specify and that meet our standard and specifications, as we amend them from time to time. Although we do not do so for all of these products and services, we have the right to require you to purchase these products and services only from the manufacturer, distributor and/or supplier that we periodically specify. We may implement and periodically modify our approved supplies criteria. You acknowledge and agree that certain of such products and services may only be made available from one source, and we or our affiliates may be that source. You will pay the then-current price in effect for all products and services that you purchase from us or our affiliates. ALTHOUGH APPROVED OR DESIGNATED BY US, WE AND OUR AFFILIATES MAKE NO WARRANTY AND EXPRESSLY DISCLAIM ALL WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, WITH RESPECT TO SERVICES, PRODUCTS, EQUIPMENT (INCLUDING ANY REQUIRED COMPUTER SYSTEMS), SUPPLIES, FIXTURES, FURNISHINGS OR OTHER APPROVED PRODUCTS AND SERVICES. IN ADDITION, WE DISCLAIM ANY LIABILITY ARISING OUT OF OR IN CONNECTION WITH THE SERVICES RENDERED OR PRODUCTS FURNISHED BY ANY SUPPLIER APPROVED OR DESIGNATED BY US. OUR APPROVAL OR CONSENT TO ANY SERVICES, PRODUCTS, SUPPLIERS, OR ANY OTHER INDIVIDUAL, ENTITY OR ANY ITEM SHALL NOT CREATE ANY LIABILITY TO US.

D. Computer System. You must purchase and use any computer system that we develop or select for the Sports Bar, including all future updates, supplements and modifications (the "Computer System"). The Computer System may include all hardware and software used in the operation of the Sports Bar, including Point-of-Sale (POS) terminals and back office programs used to record, analyze and report sales, inventory, tax and other operational information. The computer software package developed for use in the Sports Bar may include proprietary software

and/or other technology. We may require you to license proprietary software or other technology, and/or purchase Computer System components and other related equipment, products and services, only from us, one of our affiliates or one or more third parties (at our option), and you must pay any licensing, user or technology fees and prices for components, equipment and other products and services that we or they determine. All right, title and interest in the software will remain with the licensor of the software or technology. The computer hardware and other equipment components of the Computer System must conform to specifications we develop. We reserve the right to designate a single source from whom you must purchase the Computer System and related support services, and that single source may be us or an affiliate. You acknowledge and agree that we will have full and complete access to information and data entered and produced by the Computer System. You must, at all times, have at the Authorized Location internet access with a form of secure high-speed broadband internet connection at our then-current minimum bandwidth specification. You also must maintain an email account for our direct correspondence with the Control Person and a separate email account for the Sports Bar.

E. Serving and Promotional Items. All sales promotion material, customer goodwill items, cartons, containers, wrappers and paper goods, eating and serving utensils and other items, and customer convenience items used in the sales promotion, sale and distribution of products covered by this Agreement are subject to our approval and must, where practicable, contain one or more of the Trademarks. We may require you to carry and offer for sale in the Sports Bar a representative supply of approved trademarked clothing and other novelty items, including special promotional items that we develop and market from time to time.

F. Health and Sanitation. Your Sports Bar must be operated and maintained at all times in compliance with any and all applicable health and sanitary standards prescribed by governmental authority. You also must comply with any standards that we prescribe. In addition to complying with such standards, if the Sports Bar is subject to any sanitary or health inspection by any governmental authorities under which it may be rated in one or more than one classification, it must be maintained and operated so as to be rated in the highest available health and sanitary classification with respect to each governmental agency inspecting the same. In the event you fail to be rated in the highest classification or receive any notice that you are not in compliance with all applicable health and sanitary standards, you must immediately notify us of such failure or noncompliance. We also may periodically evaluate the operation of your Sports Bar from a food safety standpoint, and in that regard, require you to pay for, and utilize, the services of any food safety assessment vendor that we periodically specify who will assess food safety and other operations at your Sports Bar. We may periodically change the food safety assessment program, including preferred vendor, timing of visits, scope of the assessment and required payments, as we determine necessary.

G. Evaluations. We or our authorized representative have the right to enter your Sports Bar at all reasonable times during business hours for the purpose of making periodic evaluations and to ascertain if the provisions of this Agreement are being observed by you, to inspect and evaluate the Authorized Location and its building, land and equipment, and to test, sample, inspect and evaluate the supplies, ingredients and products, as well as the storage, preparation and formulation and the conditions of sanitation and cleanliness in the storage, production, handling and serving of supplies, ingredients and products, used in the operation of your Sports Bar. Any evaluation or inspection we conduct is not intended to exercise, and does not constitute, control over your day-to-day operation of the Sports Bar or your business or to assume any responsibility for your obligations under this Agreement. If we determine that any condition in the Sports Bar presents a threat to customers or public health or safety, we may take whatever measures we deem necessary, including requiring you to immediately close the Sports Bar until the

situation is remedied to our satisfaction. Our inspections and evaluations may include a "mystery shopper" or other evaluation program from time to time throughout the term of this Agreement, and you must at your expense comply with the terms and conditions of any evaluation program that we periodically specify.

H. Period of Operation. Subject to any contrary requirements of local law, your Sports Bar must be opened to the public and operated with the full authorized menu for at least the hours each day, and the days of the year, that we periodically specify. You acknowledge and agree that if your Sports Bar is closed for a period of 2 consecutive days or 5 or more days in any 12-month period without our prior written consent, such closure constitutes your voluntary abandonment of the franchise and business and we have the right, in addition to other remedies provided for herein, to terminate this Agreement. Acts of force majeure, as defined in subparagraph 15.J, preventing you temporarily from complying with the foregoing, will suspend compliance for the duration of such interference.

I. Operating Procedures. You must adopt and use at all times in operating the Sports Bar the required standards, service style, procedures, techniques and management systems described in our manuals and other written materials, as we may periodically modify them. Any required standards exist to protect our interests in the System and the Trademarks and not for the purpose of establishing any control or duty to take control over those matters that are reserved to you. The manuals and other written materials also may include recommendations or guidelines to meet required standards, and you may follow those recommendations or guidelines or some other suitable alternative, provided that you meet and comply with the required standard. We will revise the manuals and these standards, procedures, techniques and management systems periodically to meet changing conditions of retail operations in the best interest of Buffalo Wild Wings Sports Bars.

We agree to provide you a copy of the manuals (as we periodically modify them) during the term of this Agreement. You acknowledge and agree that the manuals and other system communications may only be available on the internet or other online or computer communications. The manuals at all times are our sole property. You must at all times treat the manuals, and the information they contain, as secret and confidential, and must use all reasonable efforts to maintain such information as secret and confidential. We may from time to time revise the contents of the manuals and you expressly agree to comply with each new or changed requirement. You must at all times ensure that your copy of the manuals are kept current and up to date, and in the event of any dispute as to the contents of said manuals, the terms of the master copy of the manuals that we maintain are controlling.

J. Confidential Information. You agree that you, the Principal Owners, the Unit General Manager, each of your guarantors, officers, directors, members, managers, partners, employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. For purposes of this Agreement, "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, specifications, processes, procedures and/or improvements regarding the development or operation of a Buffalo Wild Wings Sports Bar that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of the Sports Bar, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures,

suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Sports Bar's POS system) of or relating to the Sports Bar's customers or prospective customers (collectively, "Customer Data"); and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating the Sports Bar. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons owning a minority interest in the franchisee, the Principal Owners, the Unit General Manager and other key employees. You must provide executed copies of these agreements to us upon our request.

K. Entertainment and Vending Devices. You may install or maintain on the Sports Bar's premises only those games, vending machines, and other entertainment devices that we periodically specify or approve. Any revenue derived from any such devices or other services in the Sports Bar or on its premises, regardless of which person or entity collects the money, and regardless of whether we authorized you to install them, must be included in Gross Sales for purposes of your Royalty Fee and Advertising Fee.

L. Catering and Delivery Services. You may engage in catering and delivery from your Sports Bar only if you receive our written approval. To obtain written approval, you must use only the vendors and programs that we periodically specify or approve. All catering or delivery services from the Sports Bar must comply with our standards and specifications, as we periodically modify them. We reserve the right to require you to offer catering and/or delivery services to customers from the Sports Bar. We reserve the right to revoke your ability to offer catering and delivery at any time. Any delivery fees and other revenue from catering or delivery services must be included in Gross Sales for purposes of your Royalty Fee and Advertising Fee.

M. Compliance with Law; Licenses and Permits. As between us and you, you are solely responsible for the safety and well-being of your employees and customers of the Sports Bar. Accordingly, you must at all times maintain your premises and conduct your Sports Bar operations in compliance with all applicable laws, regulations, codes and ordinances, including laws pertaining to the privacy of consumer, employee and transactional information. You must secure and maintain in force all required licenses, including a liquor license that permits alcohol sales 7 days a week (full liquor Monday through Saturday and either full liquor or at least beer only on Sundays), permits and certificates relating to your Sports Bar. If your Sports Bar is open and operating and a change occurs in applicable state or local law that does not permit liquor sales on Sundays, it will not be deemed a breach of this Agreement. In the event your liquor license is suspended or revoked, in addition to our right to terminate this Agreement pursuant to subparagraph 13.B, we reserve the right to charge you the Royalty Fee on the Gross Sales you would have received on the lost liquor sales during the license suspension. We will estimate the Gross Sales based on the prior year's Gross Sales for the suspension period.

You must immediately notify us in writing of any claim, litigation or proceeding that arises from or affects the operation or financial condition of your BUFFALO WILD WINGS® business or Sports Bar, including any notices of health code violations or liquor license violations.

N. Participation in Internet Web Sites or Other Online Communications. You must, at your expense, participate in our BUFFALO WILD WINGS® web site on the internet, our intranet system and any other online communications as we may periodically require. We have the right to determine the content and use of our web site and intranet system and will establish the rules under which franchisees may or must participate. You may not separately register any domain name

containing any of the Trademarks nor participate in any web site that markets goods and services similar to a Buffalo Wild Wings Sports Bar. You may not use or reference the Marks in any online communication or web site (including all current and future social media platforms) absent our prior approval. We retain all rights relating to our web site and intranet system and may alter or terminate our web site or intranet system. Your general conduct on our web site and intranet system or other online communications and specifically your use of the Trademarks or any advertising is subject to the provisions of this Agreement. You acknowledge that certain information related to your participation in our web site or intranet system may be considered Confidential Information, including access codes and identification codes. Your right to participate in our web site and intranet system, or otherwise use the Trademarks on the internet or other online communications, will terminate when this Agreement expires or terminates.

O. System Modifications. You acknowledge and agree that we have the right to modify, add to or rescind any requirement, standard or specification that we prescribe under this Agreement to adapt the System to changing conditions, competitive circumstances, business strategies, business practices and technological innovations and other changes as we deem appropriate. You must comply with these modifications, additions or rescissions at your expense, subject to any express limitations set forth in this Agreement.

P. Pricing Policies. You must comply with the maximum, minimum or other pricing policies and requirements that we periodically specify for Menu Items and other products and services that the Sports Bar offers and sells, including promotions, special offers and discounts in which some or all Buffalo Wild Wings Sports Bars participate, in each case to the maximum extent the law allows.

Q. Innovations. All ideas, concepts, techniques or materials relating to a Buffalo Wild Wings Sports Bar business, whether or not constituting protectable intellectual property, and whether created by or on behalf of you or your owners, will be promptly disclosed to us, deemed to be our sole and exclusive property and part of the System, and deemed to be works made for hire for us. You may not use any such ideas, concepts, techniques or materials in operating the Sports Bar without our prior approval. You and each of your owners agree to sign whatever assignment or other documents we may request from time to time to evidence our ownership or to assist us in securing intellectual property rights in such ideas, concepts, techniques or materials.

R. Credit Cards and Other Methods of Payment. During the term of this Agreement, you must maintain credit card relationships with the credit and debit card issuers or sponsors, check or credit verification services, financial center services, and electronic funds transfer systems that we designate, and you may not use any such services or providers that we have not approved in writing or for which we have revoked our approval. We may modify our requirements and designate additional approved or required methods of payment and vendors for processing such payments, and may revoke our approval of any method and/or service provider. You must comply with the Payment Card Industry Data Security Standards ("PCI DSS") as they may be revised and modified by the Payment Card Industry Security Standards Council, or any successor or replacement organization we may specify, and the Fair and Accurate Credit Transactions Act ("FACTA") and other applicable laws with respect to your use, handling and storage of personally identifiable information, credit card data and other data. You also must upgrade periodically your Computer System and related software, at your expense, to maintain compliance with PCI DSS, FACTA, and all related laws and regulations. You must notify us immediately if you are notified of or otherwise become aware of unauthorized access to one or more of your information technology systems or devices (including a credit card breach) related to the Sports Bar or your business related thereto, and must cooperate with us and applicable authorities fully with respect to

any related investigation. Further, you must cooperate with us fully with respect to media statements (if any) and other items related to managing any such incident from a Trademark and System protection standpoint.

PERSONNEL AND SUPERVISION STANDARDS

7. The following provisions and conditions control with respect to personnel, training and supervision:

A. Supervision.

1. You must have a Control Person and a Unit General Manager that meet our standards and qualifications at all times during the term of this Agreement. Your Control Person and Unit General Manager must attend and successfully complete all required training. You must appoint the Unit General Manager at least 60 days before the Sports Bar first opens for business and ensure that the Unit General Manager is fully trained to our satisfaction at least 20 days before the Sports Bar first opens for business. Should your Control Person or Unit General Manager fail to successfully complete our training requirements, we have the right to require that you appoint a new Control Person or Unit General Manager who meets our standards and qualifications within 30 days. That new Control Person or Unit General Manager must attend and successfully complete our training requirements immediately after being appointed by you. Your Control Person also must be readily and continuously available to us. In addition to the Control Person and your Unit General Manager, your Sports Bar must have at least two assistant managers at all times during the term of this Agreement.

2. If the Sports Bar is the fourth (4th) or subsequent Buffalo Wild Wings Sports Bar that you and/or your affiliates own, you must hire, appoint, and have at all times during the term of this Agreement a multi-unit operations manager that meets our standards and qualifications (the "**Multi-Unit Operations Manager**") to oversee the management and operations of your and your affiliates' Buffalo Wild Wings Sports Bars. The Multi-Unit Operations Manager may not also be a Unit General Manager or the unit general manager of any other Buffalo Wild Wings Sports Bar. The Multi-Unit Operations Manager must attend and successfully complete the training we require. You must appoint the Multi-Unit Operations Manager (if it is the fourth (4th) Buffalo Wild Wings Sports Bar owned by you and/or your affiliates or a subsequent Buffalo Wild Wings Sports Bar if you otherwise do not have a Multi-Unit Operations Manager) at least sixty (60) days before the Sports Bar first opens for business and ensure that the Multi-Unit Operations Manager is fully trained to our satisfaction at least thirty (30) days before the Sports Bar first opens for business. You may not open the Sports Bar (if it is the fourth (4th) or subsequent Buffalo Wild Wings Sports Bar owned by you and/or your affiliates) unless your Multi-Unit Operations Manager is in position and has successfully completed all required training. Should your Multi-Unit Operations Manager (including any replacement Multi-Unit Operations Manager) fail to successfully complete our training requirements, we have the right to require that you appoint a new Multi-Unit Operations Manager who meets our standards and qualifications within thirty (30) days. That new Multi-Unit Operations Manager must attend and successfully complete our training requirements immediately after being appointed by you. You must pay our then current training fees and all of Multi-Unit Operations Manager's travel, living and other expenses and compensation incurred in connection with the training described above.

B. Training. You must, at your expense, comply with all of the training requirements we prescribe for the Sports Bar to be developed under this Agreement. The Control Person, the Multi-Unit Operations Manager (if applicable), the Unit General Manager and at least two of your assistant managers must attend training and complete training to our satisfaction before you open the Sports Bar for business. If the Sports Bar is the first (1st), second (2nd), or third (3rd) Buffalo Wild Wings Sports Bar that you or your affiliates operate, we will provide the initial training program to your Control Person, Unit General Manager, two assistant managers, and any additional Buffalo Wild Wings Sports Bar personnel whom we approve. You must pay our then current training fee for each person who attends our initial training program. If the Sports Bar is the fourth or subsequent Buffalo Wild Wings Sports Bar you or your affiliates operate, then you (or your affiliate) must provide the initial training program at your (or its) NCTSB (defined below) according to our standards and requirements. If the Sports Bar is the fourth or subsequent Buffalo Wild Wings Sports Bar that your or your affiliates operate and you or your affiliate does not then have an NCTSB, or if we otherwise provide the initial training program for any Sports Bar personnel, then you must pay our then current training fee for each person (which may be higher than the training fee paid by franchisees opening their first or second Buffalo Wild Wings Sports Bars). You also must pay all of your and your personnel's travel, living and other expenses and compensation incurred in attending any training programs.

All replacement managers at the Sports Bar must complete training to our satisfaction, and must begin training within four (4) weeks of the time of hire. The training requirements may vary depending on our assessment of the experience of the Control Person, the Unit General Manager, the assistant managers, and the Multi-Unit Operations Manager (if applicable) or other factors specific to the Sports Bar. In the event you are given notice of default as set forth in subparagraph 13.A or B and the default relates, in whole or in part, to your failure to meet any operational standards, then without limiting our other rights and remedies, we may require as a condition of curing the default that you, the Control Person, the Multi-Unit Operations Manager (if applicable), the Unit General Manager and the assistant managers, at your expense, comply with the additional training requirements we prescribe. Any new Control Person, Unit General Manager, or Multi-Unit Operations Manager (if applicable) must comply with our training requirements. Under no circumstances may you permit management of the Sports Bar's operations by a person who has not successfully completed to our reasonable satisfaction all applicable training we require.

C. Ongoing Training. We may require the Control Person, the Multi-Unit Operations Manager (if applicable), the Unit General Manager, the assistant managers and other key employees of the Sports Bar to attend, at your expense, ongoing training at our training facility, the Authorized Location or other location we designate. In addition, we may develop and require you to purchase an in-restaurant training program, and a subscription/license for a learning platform for each of your Sports Bar(s). Training may be in an electronic or virtual format and require the use of an electronic device such as computer, laptop or table to complete the training.

D. National Certified Training Sports Bar. On or before the opening date for the fourth Sports Bar that you (or your affiliates) operate, you agree to complete (or to cause your affiliate to complete) to our satisfaction the necessary brand standards training, attain the minimum benchmarks, and complete the other tasks that we then specify in order for us to designate one of your (or your affiliate's) Sports Bars as a "National Certified Training Sports Bar" or "NCTSB" and that Sport Bar's Unit General Manager as the "Training General Manager." Once you or your affiliate have attained these certifications, if the NCTSB loses that certification or otherwise fails to meet our minimum benchmarks to retain that certification, or if the Training General Manager's

employment at the NCTSB ends or the Training General Manager otherwise loses that certification, then within sixty (60) days thereafter, you agree to complete (or to cause your affiliate to complete) the tasks necessary for us to once again have one of your or your affiliate's Sports Bars designated as a NCTSB and for that Sport Bar's Unit General Manager to be designated as the Training General Manager. We may permit and/or require that certain initial and ongoing training provided under this Agreement be conducted at your (or your affiliate's) NCTSB, under the direction and supervision of the Training General Manager, and according to our standards and requirements.

E. Staffing. You must employ a sufficient number of competent and trained employees at the Sports Bar to ensure efficient service to your customers. You must require all your employees to work in clean uniforms approved by us. No employee of yours will be deemed to be an employee of ours for any purpose whatsoever.

F. Attendance at Meetings. The Control Person or another representative of the Sports Bar whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. We reserve the right to require that you and/or your Control Person and other Sports Bar personnel attend any additional meetings and training programs that we periodically deem appropriate.

G. Responsibility for Employees. You acknowledge that you are an independent business and responsible for control and management of your Sports Bar, including the hiring, discipline and discharging of your employees, paying wages and benefits of your employees, and determining the terms and conditions of employment for your employees. You acknowledge that we have no power, responsibility or liability in respect to these or other employment-related matters, as the sole power, responsibility and liability for such matters rest exclusively with you. You further acknowledge that no employee of yours will be deemed to be an employee of ours for any purpose whatsoever, and nothing in any aspect of the System or Trademarks in any way shifts any employee or employment-related responsibility from you to us. Any materials, guidance or assistance that we provide with respect to the terms and conditions of employment for your employees, employee hiring, discipline and discharging, and similar employment-related policies or procedures, whether in the manuals or otherwise, are solely for your optional use. Those materials, guidance and assistance do not form part of the mandatory standards or System. You will determine to what extent, if any, these materials, guidance or assistance should apply to the Sports Bar's employees.

ADVERTISING

8. You agree to actively promote your Sports Bar, to abide by all of our advertising requirements and to comply with the following provisions:

A. Advertising Fund. You must pay to us an Advertising Fee as set forth in subparagraph 9.D. All Advertising Fees will be placed in an Advertising Fund that we own and manage. On behalf of our company- and affiliate-owned Buffalo Wild Wings Sports Bars (except for Buffalo Wild Wings Sports Bars at Non-Traditional Locations), we will pay the same Advertising Fee as similarly situated franchised Buffalo Wild Wings Sports Bars in the same local marketing area. The Advertising Fund is not a trust or escrow account, and we have no fiduciary obligation to franchisees with respect to the Advertising Fund; provided, however, we will expend amounts in the Advertising Fund in a manner that we determine is in the general best interests of the System. We may use the Advertising Fund (among other things) to conduct national, regional

and/or local advertising. We have the right to determine the expenditures of the amounts collected and the methods of marketing, advertising, media employed and contents, terms and conditions of marketing campaigns and promotional programs. Because of the methods used, we are not required to spend a prorated amount on each contributing Buffalo Wild Wings Sports Bar or in each advertising market. We also have the right to make disbursements from the Advertising Fund for expenses incurred in connection with the cost of formulating, developing and implementing marketing, advertising and promotional campaigns. Without limiting the generality of the foregoing, the Advertising Fund may be used for the following purposes: (1) salaries, benefits and any other payments made to employees or any other individual or entity providing services to the Advertising Fund, and administrative costs, salaries and other expenses for marketing support personnel and operating expenses associated with the Advertising Fund; (2) broadcast, digital, print or other advertising; (3) the creation, development and production of advertising and promotional materials (i.e., print ads, radio, film and television commercials, digital assets, videotapes, direct mail pieces and other print and electronic advertising); (4) any marketing or related research and development (e.g., innovation, technology, training materials related to accurately promoting or producing food or products, and so on); and (5) advertising and marketing expenses, including product and food research and development, services provided by advertising agencies, public relations firms or other marketing, research or consulting firms or agencies, menus and menu designs, customer incentive programs, sponsorships, marketing meetings and sales incentives, development of our website and intranet system, internet access provider costs, subscriptions to industry newsletters or magazines, and other marketing related expenditures we specify. If requested, we will provide you an annual unaudited statement of the financial condition of the Advertising Fund.

B. Required Local Expenditures. You must use your best efforts to promote and advertise the Sports Bar and participate in any local marketing and promotional programs we establish from time to time. In addition to the Advertising Fee, you are required to spend ½% of your Gross Sales on approved local marketing and promotion. Upon our request, you must provide us with itemization and proof of marketing and an accounting of the monies that you have spent for approved local marketing. At our option, you must periodically prepare and submit to us for our approval a proposed local advertising and marketing plan that contemplates spending at least the amount required under this subparagraph 8.B and must implement the plan in the form that we approved it. If you fail to make the required expenditure, we have the right to collect and contribute the deficiency to the Advertising Fund.

C. Approved Materials. You must use only such advertising materials (including any print, radio, television, electronic, or other media forms that may become available in the future) as we furnish, approve or make available, and the materials must be used only in a manner that we prescribe. Furthermore, any promotional activities you conduct in the Sports Bar or on its premises are subject to our approval. We will not unreasonably withhold approval of any sales promotion materials or media and activities; provided that they are current, in good condition, in good taste and accurately depict the Trademarks. Any point-of-sale posters or other promotional materials used by you must be current and in good condition. We may make available at a reasonable cost to you annually or at other reasonable intervals, a sales promotion kit containing new (or replacement) point-of-sale and other promotional materials.

D. Advertising Cooperatives and Local Marketing Groups. We have the right to designate local advertising markets and if designated, you must participate in and contribute to the cooperative or local marketing group responsible for coordinating advertising and marketing programs in your designated local advertising market. If established, you must contribute a minimum of ½% of Gross Sales to the local cooperative or local marketing group (the

"Cooperative"), which satisfies the local marketing requirement described in subparagraph 8.B. If, however, the Cooperative votes to spend a percentage greater than ½% per location, you must contribute such amount. Each Buffalo Wild Wings Sports Bar, including those operated by us, our parent company or our affiliates (except Non-Traditional Locations), within a designated local advertising area is a member of the Cooperative and each sports bar has one vote on all matters requiring a vote. Each Cooperative will be required to adopt bylaws or other governing documents that meet our approval, and you agree to comply with the terms of those governing documents. We reserve the right to administer the Cooperatives' funds and require payment from its members via electronic funds transfer to spend on behalf of the Cooperative and its members. The contribution amount designated by the Cooperative must be on a percentage of Gross Sales basis and per Sports Bar, and must be at least ½%. The members of each Cooperative will be responsible for the administration of the Cooperative. Each Cooperative must engage the services of a professional advertising agency or media buyer that meets with our approval and has expertise in the industry and in the particular market. Further, you must obtain our written approval of all promotional and advertising materials, creative execution and media schedules prior to their implementation. Each Cooperative will be required to prepare annual financial statements, which must be made available to all members of the Cooperative and to us upon request. Also, each Cooperative must submit to us its meeting minutes upon our request. We have the right to require Cooperatives to be formed, changed, dissolved or merged.

E. Participation in Certain Programs and Promotions. You must participate in all required advertising and promotional programs we establish. You must use and honor only system-wide gift cards, certificates and checks that we designate and you must obtain all certificates, cards or checks from an approved supplier. We have developed a gift card program and you must sign the then-current form of agreement to participate in the gift card program.. At the time of termination or expiration, or the transfer of your rights under this Agreement, you must pay all amounts owed by you under the gift card program and any related agreements.

F. Social Media. You agree to comply with our policies and requirements (as we periodically modify them) concerning blogs, common social networks like Facebook, professional networks like Linked-In, live-blogging tools like Twitter, virtual worlds, file, audio and video sharing sites like TikTok, Pinterest and Instagram, and other similar social networking or media sites or tools (collectively, "Social Media") that in any way reference the Trademarks or involve the Sports Bar. You acknowledge that these policies may involve prohibitions on your or your representatives' use of Social Media in connection with the Trademarks or the Sports Bar.

G. New Sports Bar Opening Promotion. You must conduct certain advertising and public relations activities in connection with the opening of your Sports Bar. We require you to spend, in addition to the required local advertising contribution described above, $12,500 for such opening activities, which must be spent some time within 45 days prior and 45 days following the opening of your Sports Bar, unless otherwise approved by us. In addition, you must perform opening advertising and promotions as required by this subparagraph 8.G every time that you (i) relocate the Sports Bar or (ii) reopen the Sports Bar after having it closed for 30 days or more. Upon our request, you must provide to us proof of these expenditures. We have the right, but not the obligation, to collect and administer these funds on your behalf.

FEES, REPORTING AND AUDIT RIGHTS

9. You must pay the fees described below and comply with the following provisions:

A. Initial Franchise Fee. You must pay to us a nonrefundable "Initial Franchise Fee" identified on Appendix C. The Initial Franchise Fee, payable in full on the date you sign this Agreement, is earned upon receipt and is in consideration for our expenses incurred and services rendered in granting you the franchise rights.

B. On-Site Training Fees and Expenses. You must pay us our then-current administrative fee and reimburse us for the travel expenses and prorated salaries for providing on-site training in connection with the opening of your Sports Bar. After you and your management staff have successfully completed the training program, we will arrange, at your expense, for our opening team to train you in implementing the System at your Sports Bar for two consecutive weeks (i.e., one week before the date that the Sports Bar opens for business, and one week after). We will remit an invoice to you within thirty (30) days of the Sports Bar's opening date, and you agree to pay the invoice within fifteen (15) days of your receipt of the invoice. Notwithstanding the foregoing, if we determine (in our sole judgement based on operations at your (or your affiliate's) other Buffalo Wild Wings Sports Bars) that you are capable of training your own staff prior to the opening of your Sports Bar, then you need not pay us the administrative fee or reimburse use for any expenses related to providing any on-site training, we will not provide on-site training in connection with the opening of your Sports Bar, and you must provide opening training to your Sports Bar staff according to our requirements.

C. Royalty Fee. During the term of this Agreement, you must pay to us a weekly "Royalty Fee." The Royalty Fee for the first half of the initial term of this Agreement shall be the amount identified on the Appendix C. The Royalty Fee for the second half of the initial term of this Agreement shall be an amount equal to the greater of (i) 5% of Gross Sales or (ii) the Royalty Fee being charged by us under our form of franchise agreement being used by us at any time during the second half of the initial term of the Agreement (or, if no form of franchise agreement is being used by us on such date, the Royalty Fee being charged by us under our latest form of franchise agreement), provided that the Royalty Fee may not be increased by more than ½% at any time during the initial term of the Agreement. The amount of the Royalty Fee for any renewal term shall be that provided in the franchise agreement executed for such renewal term.

D. Advertising Fee. You must pay to us a weekly "Advertising Fee" in an amount equal to 3.75% of Gross Sales. We reserve the right to increase or decrease this percentage upon 60 days written notice to you, provided, however, that we may not increase the Advertising Fee by more than ½% per year and that the Advertising Fee will not exceed 4.15% for the initial term of this Agreement. These fees are not held by us in trust and become our property to be spent in accordance with paragraph 8 of this Agreement.

E. Computations and Remittances. You must submit Gross Sales reports to us daily via our electronic data interface or using any other means as we periodically specify. You must verify all amounts due and owing at the end of each week's operation and pay us the amounts owed on the schedule we periodically specify, accompanied by any reports we may require. We reserve the right to change the reporting day of the week for any or all amounts. We also may periodically change the mechanism for your payments under this Agreement. You must certify the computation of the amounts in the manner and form we specify, and you must supply to us any supporting or supplementary materials as we reasonably require to verify the accuracy of remittances. You waive any and all existing and future claims and offsets against any amounts due under this Agreement,

which amounts you must pay when due. We have the right to apply or cause to be applied against amounts due to us or any of our affiliates any amounts that we or our affiliates may hold from time to time on your behalf or that we or our affiliates owe to you. Further, if you are delinquent in the payment of any amounts owed to us, we have the right to require you to prepay estimated Royalty Fees and Advertising Fees.

F. Electronic Transfer of Funds. You must sign an electronic transfer of funds authorization that we periodically specify to authorize and direct your bank or financial institution to transfer electronically, on a weekly basis, directly to our or our affiliate's account and to charge to your account all amounts due to us or our affiliates. You must maintain a balance in your account sufficient to allow us and our affiliates to collect the amounts owed when due. You are responsible for any penalties, fines or other similar expenses associated with the transfer of funds described in this subparagraph.

G. Interest Charges; Late Fees. Any and all amounts that you owe to us or to our affiliates will bear interest at the rate of 18% per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual. In addition to interest charges on late Royalty Fee and Advertising Fee payments, you must pay to us a service charge of $150 for each delinquent report or payment that you owe to us under this Agreement. A payment is delinquent for any of the following reasons: (i) we do not receive the payment on or before the date due; or (ii) there are insufficient funds in your bank account to collect the total payment by a transfer of funds on or after the date due. The service charge is not interest or a penalty, it is only to compensate us for increased administrative and management costs due to late payment.

H. Financial Planning and Reports. You must record daily all sales on the point-of-sale system in the manner that we periodically specify. You must keep books and records and submit financial and other operational reports as we periodically require. You must compile, keep and submit to us the books, records and reports on the forms and using the methods of bookkeeping and accounting as we periodically may prescribe. You must provide this information to us according to reporting formats, methodologies and time schedules that we establish from time to time. You also must preserve and retain the books, records and reports for not less than 36 months. You must allow us electronic and manual access to any and all records relating to your Sports Bar. You also must, at your expense, submit to us within 90 days after the end of each fiscal year a detailed balance sheet, profit and loss statement and statement of cash flows for such fiscal year, prepared on an accrual basis including all adjustments necessary for fair presentation of the financial statements, including a supplemental schedule of revenue and expenses prepared in the format we may periodically prescribe. We may require that the annual financial statements be reviewed or audited by a certified public accountant. You must certify all reports to be true and correct. You acknowledge and agree that we have the right to impose these requirements on you regardless of whether we impose the same requirement on our other franchisees.

I. Audit. We or our authorized representative have the right at all times during the business day to enter the premises where your books and records relative to the Sports Bar are kept and to evaluate, copy and audit such books and records. We also have the right to request information from your suppliers and vendors. In the event that any evaluation or audit reveals any understatement of your Gross Sales, Royalty Fees or Advertising Fees in any month by an individual or combined total of 1.25% or more from data reported to us, then, in addition to any other rights we may have (including collection of amounts owed with respect to any understatement), you must reimburse us for all audit costs, including related professional fees, travel, and room and board expenses. Furthermore, we may conduct additional periodic audits

and/or evaluations of your books and records, at your sole expense, as we reasonably deem necessary for up to 3 years thereafter. You acknowledge and agree that if you intentionally understate or underreport Gross Sales, Royalty Fees or Advertising Fees, or if a subsequent audit or evaluation conducted within the 3-year period reveals any understatement or a variance of these fees by an individual or combined total of 1.25% or more, in addition to any other remedies provided in this Agreement, at law or in equity, we have the right to terminate this Agreement in accordance with subparagraph 13.B.2. To verify the information you supply, we have the right to reconstruct your sales through the inventory extension method or any other reasonable method of analyzing and reconstructing sales. You agree to accept any such reconstruction of sales unless you provide evidence in a form satisfactory to us of your sales within a period of 14 days from the date of notice of understatement or variance. You must fully cooperate with us or our representative in performing these activities and reimburse us for any expenses we incur from your lack of cooperation.

YOUR OTHER OBLIGATIONS; NONCOMPETE COVENANTS

10. You agree to comply with the following terms and conditions:

A. Payment of Debts. You agree to pay promptly when due: (i) all payments, obligations, assessments and taxes due and payable to us and our affiliates, vendors, suppliers, lessors, federal, state or local governments, or creditors in connection with your business; (ii) all liens and encumbrances of every kind and character created or placed upon or against any of the property used in connection with the Sports Bar or business; and (iii) all accounts and other indebtedness of every kind incurred by you in the conduct of the Sports Bar or business. In the event you default in making any such payment, we are authorized, but not required, to pay the same on your behalf and you agree promptly to reimburse us on demand for any such payment.

B. Indemnification. You hereby waive all claims against us for damages to property or injuries to persons arising out of the operation of your Sports Bar. You must fully protect, indemnify, defend, reimburse and hold harmless us and our affiliates, and our and their respective owners, directors, officers, employees, agents, representatives, successors and assigns (collectively, the "BWW Indemnified Parties") from and against, any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to (1) the development or operation of your Sports Bar, including any allegation that we or any of our affiliates is a joint employer or otherwise responsible for any of your acts or omissions relating to your employees, and regardless of cause or any allegation of concurrent or contributing fault or negligence of us or our affiliates; or (2) your breach or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and all attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any claim or proceeding that (i) arises from or relates to the validity of any of the Trademarks or your authorized or alleged unauthorized use of any of the Trademarks; (ii) involves any alleged unauthorized access of any customer data; (iii) is a class action or other proceeding involving both the Sports Bar and any other Buffalo Wild Wings Sports Bar; or (iv) if decided adversely, would reasonably be expected to have an adverse effect on us, our affiliates, the goodwill associated with the Trademarks, or the Buffalo Wild Wings Sports Bar network.

We hereby waive all claims against you for damages to property or injuries to persons arising out of the operation of our company- or affiliate-owned Buffalo Wild Wings Sports Bars. We must reimburse you and your affiliates for any and all damages, expenses and liabilities

(including attorneys' fees) to the extent they are determined in a final, unappealable ruling issued by a court or arbitrator of competent jurisdiction to be caused solely by our or another BWW Indemnified Party's breach of this Agreement, gross negligence or willful misconduct, so long as the claim to which those damages, expenses and liabilities relate is not asserted on the basis of theories of vicarious liability (including agency and joint employer) or our failure to compel your compliance with this Agreement.

C. Insurance. You must purchase and maintain in full force and effect, at your expense and (at our option) from a company we accept, insurance that insures both you and us, our affiliates and any other persons we designate by name. The insurance policy or policies shall be written in accordance with the standards and specifications (including minimum coverage amounts, types of coverage and exclusions) set forth in writing by us from time to time , and provide for (a) thirty (30) days' prior written notice to us of any policy's cancellation or non-renewal, (b) ten (10) days' prior written notice to us of any material modification, and (c) written notice of any non-payment of premium within ten (10) days after such non-payment. In addition, the required liability insurance must (i) name Buffalo Wild Wings, Inc., Buffalo Wild Wings International, Inc., Inspire Brands, Inc., and their affiliates (collectively, "Inspire Brands Entities") as additional insureds; (ii) provide severability of interests and/or separation of insureds coverage; and (iii) be primary and non-contributory with any insurance policy carried by any of the Inspire Brands Entities. The required property insurance must list the Inspire Brands Entities as loss payees as our and their respective interests appear. We may require some or all of your insurance policies to provide for waiver of subrogation in favor of the Inspire Brands Entities and their respective officers, employees, agents, and representatives. Additionally, to the extent permitted by law, you shall waive on your own behalf, and on behalf of any parties claiming by and/or through you, all rights of recovery by subrogation or otherwise in favor of the Inspire Entities and their respective officers, employees, agents, and representatives.

You must deliver to us or our designee at commencement and thereafter within 10 days before any renewal and/or replacement policy takes effect or at our or our designee's request a proper certificate evidencing the existence of such insurance coverage and your compliance with the provisions of this subparagraph. The insurance certificate must show compliance with all required insurance specifications. Upon our request, you must provide us with complete copies of all policies and/or loss data. We may from time to time modify the required minimum limits and require additional or different insurance coverage, by providing written notice to you, as conditions require, including to reflect changes in relevant circumstances, industry standards, experiences in the Buffalo Wild Wings Sports Bar network, standards of liability and higher damage awards. If you do not procure and maintain the insurance coverage required by this Agreement, we have the right, but not the obligation, to procure insurance coverage for you on your behalf and to charge the costs to you, together with a reasonable fee for the expenses we incur in doing so. You must pay these amounts to us immediately upon written notice.

D. Noncompete Covenants. You agree that you will receive valuable training and Confidential Information that you otherwise would not receive or have access to but for the rights licensed to you under this Agreement. You therefore agree to the following noncompetition covenants:

1. Unless otherwise specified, and to the extent not prohibited by applicable law, the term "you" as used in this subparagraph 10.D includes, collectively and individually, your Control Person, all Principal Owners, and all of your guarantors, members, and partners, as the case may be, and holders of any direct or indirect ownership interest in you. We may require you to obtain from your Control Person and other

individuals identified in the preceding sentence a signed non-compete agreement in a form satisfactory to us that contains the non-compete provisions of this subparagraph 10.D, in each case to the extent not prohibited by applicable law.

2. You covenant that during the term of this Agreement you will not, either directly or indirectly, for yourself, or through, on behalf of, or in conjunction with any person or entity, own, manage, operate, maintain, engage in, consult with or have any interest in any Competitive Business, wherever located.

3. Except for any interest you or your affiliate have in another restaurant or food business pursuant to an agreement with us or our affiliate, you covenant that you will not, for a period of two (2) years after the expiration or termination of this Agreement, regardless of the cause of termination, or within two (2) years of the sale of the Sports Bar or any interest in you, you may not, either directly or indirectly, for yourself or through, on behalf of, or in conjunction with any person or entity, own, manage, operate, maintain, engage in, consult with or have any other interest in a Competitive Business that is located or operating:

a. At the premises of the former Sports Bar;

b. Within a 5-mile radius of the former Sports Bar; or

c. Within a 5-mile radius of the location of any other business or restaurant using the BUFFALO WILD WINGS® System, whether franchised or owned by us or our affiliates.

4. You agree that the length of time in subpart (3) will be tolled for any period during which you are in breach of the covenants or any other period during which we seek to enforce this Agreement. The parties agree that each of the foregoing covenants will be construed as independent of any other covenant or provision of this Agreement.

TRANSFER OF FRANCHISE

11. You agree that the following provisions govern any transfer or proposed transfer:

A. Transfers. We have entered into this Agreement with specific reliance upon your financial qualifications, experience, skills and managerial qualifications as being essential to the satisfactory operation of the Sports Bar. Consequently, neither your interest in this Agreement nor in the Sports Bar or any of its assets, nor any direct or indirect ownership interests in you, may be transferred or assigned to or assumed by any other person or entity (the "assignee"), in whole or in part, unless you have first tendered to us the right of first refusal to acquire this Agreement in accordance with subparagraph 11.F, and, if we do not exercise such right, unless our prior written consent is obtained, the transfer fee provided for in subparagraph 11.C is paid, and the transfer conditions described in subparagraph 11.D are satisfied. Any sale (including installment sale), lease, pledge, management agreement, contract for deed, option agreement, assignment, bequest, gift or otherwise, or any arrangement pursuant to which you turn over all or part of the daily operation of the business to a person or entity who shares in the losses or profits of the business in a manner other than as an employee will be considered a transfer for purposes of this Agreement. In addition, in this Agreement, "transfer" (whether or not capitalized) includes any merger, consolidation or exchange of ownership interests, any issuance of ownership interests or similar securities, and any sale or transfer by operation of law. Specifically, but without limiting the

generality of the foregoing, the following events constitute a transfer and you must comply with the right of first refusal, consent, transfer fee, and other transfer conditions in this paragraph 11:

1. any change or any series of changes in the percentage of the franchisee entity owned, directly or indirectly, by any Principal Owner which results in any addition or deletion of any person or entity who qualifies as a Principal Owner;

2. any change in the general partner of a franchisee that is a general, limited or other partnership entity; or

3. a pledge or seizure of any ownership interests in you or in any Principal Owner that affects the ownership of 25% or more of you or any Principal Owner, which we have not approved in advance in writing.

In the event of your insolvency or the filing of any petition by or against you under any provisions of any bankruptcy or insolvency law, if your legal representative, successor, receiver or trustee desires to succeed to your interest in this Agreement or the business conducted hereunder, such person first must notify us, tender the right of first refusal provided for in subparagraph 11.F, and if we do not exercise such right, must apply for and obtain our consent to the transfer, pay the transfer fee provided for in subparagraph 11.C, and satisfy the transfer conditions described in subparagraph 11.D. In addition, you or the assignee must pay the attorneys' fees and costs that we incur in any bankruptcy or insolvency proceeding pertaining to you.

You may not place in, on or upon the location of the Sports Bar, or in any communication media or any form of advertising, any information relating to the sale of the Sports Bar or the rights under this Agreement, without our prior written consent.

B. Consent to Transfer. We will not unreasonably withhold our consent to transfer, provided that all of the conditions described in this paragraph 11 have been satisfied. Application for our consent to a transfer and tender of the right of first refusal provided for in subparagraph 11.F must be made by submission of our form of application for consent to transfer. You also agree to submit other information and documents (including a copy of the proposed purchase or other transfer agreement) we require under our then-current transfer procedures. The application must indicate whether you or a Principal Owner proposes to retain a security interest in the property to be transferred. No security interest may be retained or created, however, without our prior written consent and except upon conditions acceptable to us. Any agreement used in connection with a transfer shall be subject to our prior written approval, which approval will not be withheld unreasonably. You immediately must notify us of any proposed transfer and must submit promptly to us the application for consent to transfer. Any attempted transfer by you without our prior written consent or otherwise not in compliance with the terms of this Agreement will be void, your interest in this Agreement will be voluntarily abandoned, and it will provide us with the right to elect to deem you in default and terminate this Agreement.

C. Transfer Fee. The transfer fee is $12,500. You must submit to us a $5,000 deposit at the time you submit an application for consent to transfer. We have the right to increase the deposit above $5,000 and up to $12,500 if we believe our costs and expenses will exceed $5,000. We will refund the $5,000 (or any increased deposit amount) less our costs and expenses (including our time) if the transfer is not completed. If the transfer proceeds, the $7,500 balance (or any adjusted balance amount) on the transfer fee is due to us prior to the closing of the transfer and the entire $12,500 transfer fee becomes nonrefundable at that time. Payment of the transfer fee is a condition of transfer under subparagraph 11.D. If the transfer is part of a simultaneous, multiple

sports bar transfer, the transfer fee will be modified as follows: the transfer fee for the first sports bar is $12,500, and the transfer fee for the second and each additional sports bar is $2,500 per sports bar. If, however, our costs and expenses in reviewing and processing the transfer, including attorneys' fees, exceed the applicable transfer fee, then in addition to the transfer fee you agree to cover those additional costs and expenses (including our time).

D. Conditions of Transfer. We condition our consent to any proposed transfer, whether to an individual, a corporation, a partnership or any other entity upon the following:

1. Assignee Requirements. The assignee must meet all of our then-current requirements for any potential new franchisee at the time of the proposed transfer.

2. Payment of Amounts Owed. All amounts owed by you to us or any of our affiliates, your suppliers or any landlord for the Sports Bar premises and Authorized Location, or upon which we or any of our affiliates have any contingent liability, must be paid in full.

3. Reports. You must have provided all required reports to us in accordance with subparagraphs 9.E and 9.H.

4. Modernization. You must modernize and upgrade the Sports Bar to reflect the then-current image of Buffalo Wild Wings Sports Bars, as noted in subparagraph 5.E.

5. Guarantee. In the case of an installment sale for which we have consented to you or any Principal Owner retaining a security interest or other financial interest in this Agreement or the Sports Bar, you or such Principal Owner, and your guarantors, are obligated to guarantee the performance under this Agreement until the final close of the installment sale or the termination of such interest, as the case may be.

6. General Release. You, each Principal Owner and each guarantor must sign a general release of all claims arising out of or relating to this Agreement, your Sports Bar or the parties' business relationship, in the form we designate, releasing us and our affiliates.

7. Execution of Then-Current Franchise Agreement. The assignee executes our then-current form of franchise agreement (modified to reflect that the term is only the remainder of the term under this Agreement and other modifications to reflect that the agreement relates to a transfer), the terms of which may differ from this Agreement, including higher fees and modifications to the Designated Area based on our then current criteria for determining designated areas.

8. Training. The assignee must, at your or assignee's expense, comply with the training requirements of subparagraph 7.B.

9. Financial Reports and Data. We have the right to require you to prepare and furnish to assignee and/or us such financial reports and other data relating to the Sports Bar and its operations reasonably necessary or appropriate for assignee and/or us to evaluate the Sports Bar and the proposed transfer. You agree that we have the right to confer with proposed assignees and furnish them with information concerning the Sports Bar and proposed transfer without being held liable to you, except for intentional misstatements made to an assignee. Any information furnished by us to proposed assignees

is for the sole purpose of permitting the assignees to evaluate the Sports Bar and proposed transfer and must not be construed in any manner or form whatsoever as a financial performance representation or claims of success or failure.

10. Other Franchise Agreements. You and your affiliates must be in full compliance with all your obligations under any and all franchise agreements and area development agreements executed between you (or your affiliates) and us (or our affiliates).

11. Other Conditions. You must have complied with any other conditions that we reasonably require from time to time as part of our transfer policies, provided that such conditions will not be more stringent than any conditions otherwise imposed on new franchisees signing the then-current franchise agreement.

E. Death, Disability or Incapacity. If any individual who is a Principal Owner dies or becomes disabled or incapacitated and the decedent's or disabled or incapacitated person's heir or successor-in-interest wishes to continue as a Principal Owner, such person or entity must apply for our consent under subparagraph 11.B, comply with the training requirements of subparagraph 7.B if the Principal Owner also was the Control Person (unless the heir or successor-in-interest finds another Principal Owner to qualify as the Control Person), pay the applicable transfer fee under subparagraph 11.C, and satisfy the transfer conditions under subparagraph 11.D, as in any other case of a proposed transfer, all within 180 days of the death or event of disability or incapacity. During any transition period to an heir or successor-in-interest, the Sports Bar still must be operated in accordance with the terms and conditions of this Agreement. If the assignee of the decedent or disabled or incapacitated person is the spouse or child of such person, no transfer fee will be payable to us and we will not have a right of first refusal as set forth in subparagraph 11.F.

F. Right of First Refusal. If you propose to transfer or assign this Agreement or your interest herein or in you or the Sports Bar, in whole or in part, to any third party, including any transfer contemplated by subparagraph 11.E (except as set forth therein) or any transfer described in subparagraph 11.A, you first must offer to sell to us your interest under the same terms. In the event of a bona fide offer from such third party, you must obtain from the third-party offeror and deliver to us a statement in writing, signed by the offeror and by you, of the terms of the offer. In the event the proposed transfer results from a transfer under subparagraphs 11.A.1 through 11.A.3, or your insolvency or the filing of any petition by or against you under any provisions of any bankruptcy or insolvency law, you first must offer to sell to us your interest in this Agreement and the land, building, equipment, furniture and fixtures, and any leasehold interest used in the operation of your Sports Bar. Unless otherwise agreed to in writing by us and you, the purchase price for our purchase of assets in the event of a transfer that occurs by a transfer under subparagraphs 11.A.1 through 11.A.3, insolvency or bankruptcy filing will be established by a qualified appraiser selected by the parties and in accordance with the price determination formula established in subparagraph 14.B (the formula that includes the value of any goodwill of the business) in connection with an asset purchase upon expiration. In addition, unless otherwise agreed to in writing by us and you, the transaction documents, which we will prepare, will be those customary for this type of transaction and will include representations and warranties then customary for this type of transaction. If the parties cannot agree upon the selection of such an appraiser, a Judge of the United States District Court for the District in which the Authorized Location is located will appoint one upon petition of either party.

You or your legal representative must deliver to us a statement in writing incorporating the appraiser's report and all other information we have requested.

We then have 45 days from our receipt of the statement setting forth the third-party offer or the appraiser's report and other requested information to accept the offer by delivering written notice of acceptance to you. Our acceptance of any right of first refusal will be on the same price and terms set forth in the statement delivered to us; provided, however, we have the right to substitute equivalent cash for any noncash consideration included in the offer. If we fail to accept the offer within the 45-day period, you will be free for 60 days after such period to effect the disposition described in the statement delivered to us provided such transfer is in accordance with this paragraph 11. You may effect no other transfer of you, this Agreement or the business without first offering the same to us in accordance with this subparagraph 11.F. You understand that, for purposes of this subparagraph 11.F, we may effectuate our right of first refusal rights through an affiliate or other third party that we designate.

G. Transfer to Immediate Family Members and Among Principal Owners. If the transfer is between an original Principal Owner or an individual who has been a Principal Owner for at least five years and an immediate family member of that owner, or if the transfer is among individuals who have each been Principal Owners for at least five years, then the following shall apply: (i) you must pay us a transfer fee in the amount of $1,000; (ii) you must reimburse us for our reasonable costs and expenses in an amount not to exceed $12,500; (iii) we will waive our right of first refusal described in subparagraph 11.F; and (iv) we will not require the execution of the then-current franchise agreement, as required by subparagraph 11.D.7. All other provisions of this paragraph 11 apply in full force and effect to a transfer described in this subparagraph.

H. Transfer by Us. We have the right to sell or assign, in whole or in part, our interest in this Agreement.

DISPUTE RESOLUTION

12. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the franchise, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee will not apply unless its jurisdictional requirements are met independently without reference to this subparagraph.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business, or where the Sports Bar is or was located or where the claim arose. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Injunctive Relief. You recognize that the Sports Bar is one of a large number of Buffalo Wild Wings Sports Bars that are selling to the public similar products, and that your failure to comply with the terms of this Agreement could cause irreparable damage to us. Therefore, it is mutually agreed that in the event of a breach or threatened breach of any of the terms of this Agreement by you, we will forthwith be entitled to an injunction restraining such breach or to a decree of specific performance, without showing or proving any actual damage, together with recovery of reasonable attorneys' fees and other costs incurred in obtaining said equitable relief.

The foregoing equitable remedies are in addition to, and not in lieu of, all other remedies or rights that the parties might otherwise have by virtue of any breach of this Agreement by the other party.

D. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement, any lease or sublease for the Sports Bar or Authorized Location, or the business will be entitled to recover its reasonable attorneys' fees and costs.

E. Claims. You and your Principal Owners and guarantors may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the BUFFALO WILD WINGS® business, or our relationship with you, unless the claim or cause of action is commenced within one year following the first act or omission giving rise to the claim or cause of action.

F. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SUBPARAGRAPH 10.B, WE AND YOU (AND THE PRINCIPAL OWNERS) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR PRINCIPAL OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR PRINCIPAL OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR PRINCIPAL OWNERS).

DEFAULT AND TERMINATION

13. The following provisions apply with respect to default and termination:

A. Defaults. You are in default if we determine that you or any Principal Owner or guarantor has breached any of the terms of this Agreement or any other agreement between you and us or our affiliates, which without limiting the generality of the foregoing includes making any false report to us; intentionally understating or underreporting or failure to pay when due any amounts required to be paid to us or any of our affiliates; actions by you, a Principal Owner, or a guarantor that infringe upon, harm or contest our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks or impair or tend to impair your reputation; any felony; filing of tax or other liens that may affect this Agreement; and voluntary or involuntary bankruptcy by or against you or any Principal Owner or guarantor, insolvency, making an assignment for the benefit of creditors or any similar voluntary or involuntary arrangement for the disposition of assets for the benefit of creditors.

B. Termination by Us. We have the right to terminate this Agreement in accordance with the following provisions:

1. Termination After Opportunity to Cure. Except as otherwise expressly provided in this subparagraph 13.B or elsewhere in the Agreement: (i) you will have 30 days from the date of our issuance of a written notice of default to cure any default under

this Agreement, other than a failure to pay amounts due or submit required reports, in which case you will have 10 days to cure those defaults; (ii) your failure to cure a default within the 30-day or 10-day period will provide us with good cause to terminate this Agreement; (iii) the termination will be accomplished by mailing or delivering to you written notice of termination that will identify the grounds for the termination; and (iv) the termination will be effective immediately upon our issuance of the written notice of termination.

2. Immediate Termination With No Opportunity to Cure. In the event any of the following defaults occurs, you will have no right or opportunity to cure the default and this Agreement will terminate effective immediately on our issuance of written notice of termination: any material misrepresentation or omission in your franchise application; your voluntary abandonment of this Agreement or the Authorized Location; the loss or revocation of your liquor license or suspensions totaling 90 days over any 5 year period; the loss of your lease, the failure to timely cure a default under the lease, or the loss of your right of possession or failure to reopen or relocate under subparagraph 5.D; the closing of the Sports Bar by any state or local authorities for health or public safety reasons; any unauthorized use of the Confidential Information; insolvency of you, a Principal Owner, the Control Person or guarantor; you, a Principal Owner, the Control Person or guarantor making an assignment or entering into any similar arrangement for the benefit of creditors; a receiver (permanent or temporary) of your property is appointed by a court of competent authority; a final judgment against you remains unsatisfied of record for 30 days or longer (unless a supersedeas bond is filed); execution is levied against your business or property; suit to foreclose any lien or mortgage against the premises or equipment is instituted against you and not dismissed within 30 days, or is not in the process of being dismissed; any default under this Agreement that materially impairs the goodwill associated with any of the Trademarks; conviction of you, any Principal Owners, the Control Person, or guarantors of (or pleading no contest to) any felony regardless of the nature of the charges; any actions that infringe upon, harm or contest or parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks or impair or tend to impair your reputation; intentionally understating or underreporting Gross Sales, Royalty Fees or Advertising Fees or any understatement or 1.25% variance on a subsequent audit within a 3 year period under subparagraph 9.I; failure to open the Sports Bar by the Required Open Date; failure to identify an Authorized Location that we have accepted within 90 days after the Effective Date; failure to execute the lease (including the Lease Addendum) or the Purchase Agreement for the Sports Bar by the date stated in subparagraph 5.A; failure to start substantial construction of the Sports Bar by the date established in subparagraph 5.B; failure to secure financing for the construction of the Sports Bar by the date set forth in subparagraph 5.B; any unauthorized transfer or assignment in violation of paragraph 11; or any default by you that is the second same or similar default within any 12-month consecutive period or the fourth default of any type within any 24-month consecutive period.

3. Immediate Termination After No More than 24 Hours to Cure. In the event that a default under this Agreement occurs that violates any health safety or sanitation law or regulation, violates any system standard as to food handling, cleanliness, health and sanitation, or if the operation of the Sports Bar presents a health or safety hazard to your customers or to the public (for example, improper cooking or storage procedures used for chicken wings): (i) you will have no more than 24 hours after we provide written notice of the default to cure the default; and (ii) if you fail to cure the default within the 24 hour period, this Agreement will terminate effective immediately on our issuance of written notice of termination.

4. Effect of Other Laws. The provisions of any valid, applicable law or regulation prescribing permissible grounds, cure rights or minimum periods of notice for termination of this Agreement supersede any provision of this Agreement that is less favorable to you.

C. Termination by You. You may terminate this Agreement as a result of a breach by us of a material provision of this Agreement provided that: (i) you provide us with written notice of the breach that identifies the grounds for the breach; and (ii) we fail to cure the breach within 30 days after our receipt of the written notice. If we fail to cure the breach, the termination will be effective 60 days after our receipt of your written notice of breach. Your termination of this Agreement under this subparagraph will not release or modify your post-term obligations under paragraph 14 of this Agreement.

POST-TERM OBLIGATIONS

14. Upon the expiration or termination of this Agreement:

A. Reversion of Rights; Discontinuation of Trademark Use. All of your rights to the use of the Trademarks and all other rights and licenses granted herein and the right and license to conduct business under the Trademarks at the Authorized Location will revert to us without further act or deed of any party. All of your right, title and interest in, to and under this Agreement will become our property. Upon our demand, you must assign to us or our assignee your remaining interest in any lease then in effect for the Sports Bar (although we will not assume any past due obligations). You must immediately comply with the post-term noncompete obligations under subparagraph 10.D, cease all use and display of the Trademarks and of any proprietary material (including the manual and the product preparation materials) and of all or any portion of point-of-sale materials furnished or approved by us, assign all right, title and interest in the telephone numbers for the Sports Bar and cancel or assign, at our option, any assumed name rights or equivalent registrations filed with authorities. You must pay all sums due to us, our affiliates or designees and all sums you owe to third parties that have been guaranteed by us or any of our affiliates. You must immediately return to us, at your expense, all copies of the manuals and product preparation materials then in your possession or control or previously disseminated to your employees and continue to comply with the confidentiality provisions of subparagraph 6.J. Within three (3) days after the De-identification Date (defined below), you must remove and deliver to us or our designee (or, at our option, destroy) all exterior and interior signs, local marketing and other advertising, marketing and promotional materials, forms and other documents containing any of the Trademarks or otherwise identifying or relating to a Buffalo Wild Wings Sports Bar. Within ten (10) days after the De-identification Date, you must make such alterations as we reasonably specify to distinguish the Authorized Location and the Sports Bar clearly from their former appearance as a Buffalo Wild Wings Sports Bar and from other Buffalo Wild Wings Sports Bars so as to prevent a likelihood of confusion by the public and otherwise take the steps that we specify to de-identify the Sports Bar, including permanently removing all Trademarks and Trade Dress from the Sports Bar's walls and altering the Sports bar's color scheme, layout and other aspects of the Trade Dress associated with Buffalo Wild Wings Sports Bars. The "De-identification Date" means: (i) the closing date of our (or assignee's) purchase of the Sport Bar's assets pursuant to subparagraph 14.B; or (ii) if that closing does not occur, the date upon which the option under subparagraph 14.B expires or the date upon which we provide you written notice of our decision not to exercise that option, whichever occurs first. If you refuse to comply with the de-identification obligations above, we have the right to enter the Authorized Location and remove all Sports Bar signage, displays or other materials in your possession at the Authorized Location or elsewhere that bear any of the Trademarks or names or material confusingly similar to the Trademarks, and you

must reimburse us for our costs incurred. Notwithstanding the foregoing, in the event of expiration or termination of this Agreement, you will remain liable for your obligations pursuant to this Agreement or any other agreement between you and us or our affiliates that expressly or by their nature survive the expiration or termination of this Agreement.

B. Purchase Option. We have the right to purchase or designate a third party that will purchase all or any portion of the assets of your Sports Bar that are owned by you or any of your affiliates, including the land, building, equipment, fixtures, signage, furnishings, supplies, leasehold improvements, liquor license and inventory of the Sports Bar at a price determined by a qualified appraiser (or qualified appraisers if one party believes it is better to have a real estate appraiser appraise the value of the land and building and a business appraiser appraise the Sports Bar's other assets) selected with the consent of both parties, provided we give you written notice of our preliminary intent to exercise our purchase rights under this subparagraph 14.B within 30 days after the date of the expiration or termination of this Agreement. If the parties cannot agree upon the selection of an appraiser(s), one or both will be appointed by a Judge of the United States District Court for the District in which the Authorized Location is located upon petition of either party.

In the event the Agreement is terminated, expires or otherwise is cancelled, the price determined by the appraiser(s) will be the reasonable fair market value of the assets based on their continuing use in, as, and for the operation of a BUFFALO WILD WINGS SPORTS BAR and the appraiser will designate a price for each category of asset (e.g., land, building, equipment, fixtures, etc.), but shall not include the value of any goodwill of the business, as the goodwill of the business is attributable to the Trademarks and the System. In the event of expiration, however, the parties agree that you may elect not to include the land in the appraisal and option to purchase process. In this instance, you may elect to lease the land to us or our designee for a lease term of at least 10 years with two 5-year options to renew and for a primary rate equal to fair market value according to the applicable Building Office Management Association Guidelines, unless otherwise agreed to by the parties.

Within 45 days after our receipt of the appraisal report, we or our designated purchaser will identify the assets, if any, that we intend to purchase at the price designated for those assets in the appraisal report. We or our designated purchaser and you will then proceed to complete and close the purchase of the identified assets, and to prepare and execute purchase and sale documents customary for the assets being purchased, in a commercially reasonable time and manner. We and you will each pay one-half of the appraiser's fees and expenses. Our interest in the assets of the Sports Bar that are owned by you or your affiliates will constitute a lien thereon and may not be impaired or terminated by the sale or other transfer of any of those assets to a third party. Upon our or our designated purchaser's exercise of the purchase option and tender of payment, you agree to sell and deliver, and cause your affiliates to sell and deliver, the purchased assets to us or our designated purchaser, free and clear of all encumbrances, and to execute and deliver, and cause your affiliates to execute and deliver, to us or our designated purchaser a bill of sale therefore and such other documents as may be commercially reasonable and customary to effectuate the sale and transfer of the assets being purchased.

If we do not exercise our option to purchase under this subparagraph, you may sell or lease the Sports Bar premises to a third party purchaser, provided that your agreement with the purchaser includes a covenant by the purchaser, which is expressly enforceable by us as a third party beneficiary, pursuant to which the purchaser agrees, for a period of 2 years after the expiration or termination of this Agreement, not to use the premises for the operation of a restaurant business

that has a menu or method of operation similar to that employed by our company-owned or franchised Buffalo Wild Wings Sports Bars.

C. Survival. All of our and your (and your Principal Owners') obligations under this Agreement which expressly or by their nature survive this Agreement's expiration or termination will continue in full force and effect subsequent to and notwithstanding its expiration or termination and until these obligations are satisfied in full or by their nature expire.

GENERAL PROVISIONS

15. The parties agree to the following provisions:

A. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses. If any covenant which restricts competitive activity is deemed unenforceable by virtue of its scope in terms of area, business activity prohibited, and/or length of time, but would be enforceable if modified, we and you agree that the covenant will be enforced to the fullest extent permissible under the laws and public policies applied in the jurisdiction whose law determines the covenant's validity. We and you agree to be bound by any promise or covenant imposing the maximum duty the law permits which is subsumed within any provision of this Agreement, as though it were separately articulated in and made a part of this Agreement. It is the intent and expectation of each of the parties that each provision of this Agreement will be honored, carried out and enforced as written. Consequently, each of the parties agrees that any provision of this Agreement sought to be enforced in any proceeding must, at the election of the party seeking enforcement and notwithstanding the availability of an adequate remedy at law, be enforced by specific performance or any other equitable remedy.

B. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify Appendices and/or standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the Sports Bar. Any policies that we adopt and implement from time to time to guide us in or decision-making are subject to change, are no party of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your Sports Bar. There are no representations or warranties of any kind, express or implied, except as contained herein and in the aforesaid application. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

C. Acknowledgements. Prior to the execution of this Agreement, you have had ample opportunity to contact our existing franchisees and to investigate all aspects of the Buffalo Wild Wings Sports Bars opportunity. You have conducted an independent investigation of the business

contemplated by this Agreement and recognize that it involves substantial business risks making the success of the venture largely dependent upon the personal efforts of you and your management and employees. Except as set forth in the Franchise Disclosure Document, you have not received from us or our affiliates any express or implied warranty or guaranty regarding the potential sales, income, profits, or success of the business venture contemplated by this Agreement.

D. Notices. Except as otherwise provided in this Agreement (including with respect to updates to the manuals and as otherwise set forth in the manuals), any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328;

2. If intended for you, addressed to you the address listed on the cover page to this Agreement or at the Authorized Location;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this subparagraph 15.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder required to be effective by signature will be valid only if in writing executed by the Control Person or, if on behalf of us, in writing executed by our President or one of our authorized Vice Presidents.

F. References. If the franchisee is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to subsections, paragraphs and Appendices shall mean the applicable subsection or paragraph of or Appendix to this Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Guarantee. All Principal Owners of a franchisee that is a corporation, limited liability company, partnership or other legal entity must execute the form of undertaking and guarantee at the end of this Agreement. Any person or entity that at any time after the date of this Agreement becomes a Principal Owner pursuant to the provisions of paragraph 11 or otherwise must execute the form of undertaking and guarantee at the end of this Agreement within 10 days from the date such person or entity becomes a Principal Owner; provided, however, that any person or entity who becomes a Principal Owner shall automatically acquire all the obligations of a Principal Owner under this Agreement at the time such person or entity becomes a Principal Owner. Before approving and entering into any transaction that would make any person or entity a Principal Owner, you must notify such person about the content of this subparagraph.

H. Successors/Assigns. Subject to the terms of paragraph 11 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

I. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or Buffalo Wild Wings Sports Bars generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or Buffalo Wild Wings Sports Bars include enhancing the value of the Trademarks, improving customer service and satisfaction, improving product quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or Buffalo Wild Wings Sports Bars.

J. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other. Neither party may obligate the other nor represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence. Without limiting the generality of the foregoing, we shall have no liability in connection with or related to the products or services rendered to you by any third party, even if we required, approved or consented to the product or service or designated or approved the supplier.

K. Force Majeure. Any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or payment of Royalty Fees, Advertising Fees and other amounts due thereafter.

L. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly,

we have the right to vary the Menu Items and other standards, specifications, and requirements for any Buffalo Wild Wings Sports Bars or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such sports bar, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other Buffalo Wild Wings Sports Bar. You acknowledge that you are aware that our other franchisees operate under a number of different forms of agreement that were entered into at different times and that, consequently, the obligations and rights of the parties to other agreements may differ materially in certain instances from your rights and obligations under this Agreement.

M. Notice of Potential Profit. We and/or our affiliates may from time to time make available to you or require you to purchase goods, products and/or services for use in your Sports Bar on the sale of which we and/or our affiliates may make a profit. Further, we and/or our affiliates may from time to time receive consideration from suppliers and/or manufacturers in respect to sales of goods, products or services to you or in consideration of services rendered or rights licensed to such persons. You agree that we and/or our affiliates are entitled to said profits and/or consideration.

N. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorney or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

O. Effective Date. We will designate the "Effective Date" of this Agreement in the space provided on the cover page. If no Effective Date is designated on the cover page, the Effective Date is the date when we sign this Agreement. However, as described in subparagraph 5.A, you do not have the right to, and may not, open and commence operation of a Sports Bar at the Authorized Location until we notify you that you have satisfied all of the pre-opening conditions set forth in this Agreement.

P. No Waiver or Disclaimer of Reliance in Certain States. The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

> No statement, questionnaire or acknowledgment signed or agreed by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

IN WITNESS WHEREOF, the parties have executed this Franchise Agreement on the dates written below.

YOU:

____

Date:________________________________

By:________________________________

Name:________________________________

Title:________________________________

US:

BUFFALO WILD WINGS
INTERNATIONAL, INC.

Date:________________________________

By:________________________________

Name:________________________________

Title:________________________________

Appendix A to the Franchise Agreement

Guaranty and Assumption of Obligations

THIS GUARANTY AND ASSUMPTION OF OBLIGATIONS is given this ____day of __________________, 20___, by each of the undersigned parties.

A. In consideration of, and as an inducement to, the execution of that certain Franchise Agreement (together with all amendments or modifications, the "Agreement") on this date by **Buffalo Wild Wings International, Inc.** ("BWW"), each of the undersigned unconditionally (a) guarantees to BWW and its successors and assigns, for the term of the Agreement (including extensions) and afterward as provided in the Agreement, that _____________________________ ("Franchisee") will punctually pay and perform each and every undertaking, agreement, and covenant set forth in the Agreement; and (b) agrees to be bound by, and liable for the breach of, each and every provision in the Agreement, both monetary obligations and obligations to take or refrain from taking specific actions or to engage or refrain from engaging in specific activities, including, without limitation, the arbitration, non-competition, confidentiality, and transfer requirements.

B. Each of the undersigned acknowledges that (a) he, she or it is either an owner (whether direct or indirect) of Franchisee or otherwise has a direct or indirect relationship with Franchisee or its affiliates; (b) he, she or it will benefit significantly from BWW's entering into the Agreement with Franchisee; and (c) BWW would not enter into the Agreement unless each of the undersigned agrees to sign and comply with the terms of this Guaranty.

C. Each of the undersigned consents and agrees that: (a) his, her or its direct and immediate liability under this Guaranty will be joint and several, both with Franchisee and among other guarantors; (b) he, she or it will render any payment or performance required under the Agreement upon demand if Franchisee fails or refuses punctually to do so; (c) this liability will not be contingent or conditioned upon BWW's pursuit of any remedies against Franchisee or any other person or entity; (d) this liability will not be diminished, relieved, or otherwise affected by any extension of time, credit, or other indulgence which BWW may from time to time grant to Franchisee or to any other person or entity, including, without limitation, the acceptance of any partial payment or performance or the compromise or release of any claims (including, without limitation, the release of other guarantors), none of which will in any way modify or amend this Guaranty, which will be continuing and irrevocable during the term of the Agreement (including extensions), for so long as any performance is or might be owed under the Agreement by Franchisee or any of its owners or guarantors, and for so long as BWW has any cause of action against Franchisee or any of its owners or guarantors; and (e) this Guaranty will continue in full force and effect for (and as to) any extension or modification of the Agreement, and despite the transfer of any direct or indirect interest in the Agreement or Franchisee, and each of the undersigned waives notice of any and all renewals, extensions, modifications, amendments, or transfers.

D. Each of the undersigned waives: (a) all rights to payments and claims for reimbursement or subrogation that any of the undersigned may have against Franchisee arising as a result of the undersigned's execution of and performance under this Guaranty, for the express purpose that none of the undersigned shall be deemed a "creditor" of Franchisee under any applicable bankruptcy law with respect to Franchisee's obligations to BWW; (b) all rights to require BWW to proceed against Franchisee for any payment required under the Agreement, proceed against or exhaust any security from Franchisee, take any action to assist any of the undersigned in seeking reimbursement or subrogation in connection with this Guaranty or pursue, enforce or exhaust any remedy, including any legal or equitable relief, against Franchisee; (c) any benefit of, or any right to participate in, any security now or hereafter held by BWW; and (d) acceptance and notice of acceptance by BWW of his, her or its undertakings under this Guaranty,

all presentments, demands and notices of demand for payment of any indebtedness or non-performance of any obligations hereby guaranteed, protest, notices of dishonor, notices of default to any party with respect to the indebtedness or nonperformance of any obligations hereby guaranteed, and any other notices and legal or equitable defenses to which he, she or it may be entitled. BWW shall have no present or future duty or obligation to the undersigned under this Guaranty, and each of the undersigned waives any right to claim or assert any such duty or obligation, to discover or disclose to the undersigned any information, financial or otherwise, concerning Franchisee, any other guarantor, or any collateral securing any obligations of Franchisee to BWW. Without affecting the obligations of the undersigned under this Guaranty, BWW may, without notice to the undersigned, extend, modify, supplement, waive strict compliance with, or release all or any provisions of the Agreement or any indebtedness or obligation of Franchisee, or settle, adjust, release, or compromise any claims against Franchisee or any other guarantor, make advances for the purpose of performing any obligations of Franchisee under the Agreement, and/or assign the Agreement or the right to receive any sum payable under the Agreement, and the undersigned each hereby jointly and severally waive notice of same. The undersigned expressly acknowledge that the obligations hereunder survive the expiration or termination of the Agreement.

E. In addition, the undersigned each waive any defense arising by reason of any of the following: (a) any disability, counterclaim, right of set-off or other defense of Franchisee, (b) any lack of authority of Franchisee with respect to the Agreement, (c) the cessation from any cause whatsoever of the liability of Franchisee, (d) any circumstance whereby the Agreement shall be void or voidable as against Franchisee or any of its creditors, including a trustee in bankruptcy of Franchisee, by reason of any fact or circumstance, (e) any event or circumstance that might otherwise constitute a legal or equitable discharge of the undersigned's obligations hereunder, except that the undersigned do not waive any defense arising from the due performance by Franchisee of the terms and conditions of the Agreement, (f) any right or claim of right to cause a marshaling of the assets of Franchisee or any other guarantor, and (g) any act or omission of Franchisee.

F. If BWW is required to enforce this Guaranty in a judicial proceeding, and prevails in such proceeding, BWW shall be entitled to reimbursement of its costs and expenses, including, but not limited to, reasonable accountants', attorneys', attorneys' assistants', and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses, whether incurred prior to, in preparation for, or in contemplation of the filing of any such proceeding. If BWW is required to engage legal counsel in connection with any failure by the undersigned to comply with this Guaranty, the undersigned shall reimburse BWW for any of the above-listed costs and expenses it incurs.

G. Each of the undersigned agrees that all actions arising under this Guaranty or the Agreement, or otherwise as a result of the relationship between BWW and the undersigned, must be brought exclusively in the federal or state court of general jurisdiction located closest to our then current principal office at the time that the action is brought. Each of the undersigned irrevocably submits to the jurisdiction of those courts and waives any objection he, she or it might have to either the jurisdiction of or venue in those courts. Nonetheless, each of the undersigned agrees that BWW may enforce this Guaranty and any arbitration orders and awards in the courts of the state or states in which he, she or it is domiciled or has assets. **EACH OF THE UNDERSIGNED IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, ARISING UNDER OR RELATING TO THIS GUARANTY OR ITS ENFORCEMENT**.

IN WITNESS WHEREOF, each of the undersigned has affixed his or her signature on the same day and year as the Agreement was executed.

GUARANTOR(S)

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

Appendix B to the Franchise Agreement

STATEMENT OF OWNERSHIP/LEGAL COMPOSITION

1. Please check one option: Individually Owned ☐, Corporation ☐, Sub-Chapter S Corporation ☐, Partnership ☐, or Limited Liability Company ☐ .

2. Individual Name or Entity Name: ____
   (This should be the individuals or the franchisee to which the Franchise Agreement is issued.)

3. If Entity, duly organized on ______________________________ and existing under the laws of the State of ______________

4. Principal Business Address (No PO Box #'s): ____

5. Direct and Indirect Owners:

Name	Address	Email Address	% Ownership

6. The following Owner/Shareholder/Partner/Member will spend full time in active management and is the control person:

Name	Address	Email Address	Title

PLEASE SUBMIT A COPY OF THE ORGANIZATION DOCUMENTS, IF APPLICABLE: Include Articles of Incorporation, Partnership Agreement, Limited Liability Company Operating Agreement, Bylaws, Certificate of Authority to do business in the state in which the Sports Bar will be operated (if a foreign corporation, partnership or LLC), copies of all issued and outstanding stock certificates (front and back), copies of all cancelled stock certificates (front and back) and other applicable organization documents to confirm the legal composition of the franchisee entity.

______________________ ______________________
Your Initials Our Initials

Appendix C to the Franchise Agreement

Principal Terms

1. Authorized Location. The Authorized Location for your Sports Bar is: ______________________

2. Designated Area. The Designated Area is defined as follows: ______________________________
____
____
The Designated Area is considered fixed as of the date of this Agreement or the date it is determined in accordance with subparagraph 2.B.

3. Required Open Date. The Required Open Date is ____________________, 202__. If you are entering this Agreement pursuant to an Area Development Agreement executed between you (or your affiliate) and us, the Required Open Date is defined in the Development Schedule.

4. Expiration Date. In accordance with subparagraph 4.A, this Agreement will expire 20 years after the Sports Bar opens for business.

5. Initial Franchise Fee. **[No ADA, Standard Language for FA:]** You must pay to us a nonrefundable Initial Franchise Fee of $25,000.

[If Franchise Agreement covered by ADA:] The initial franchise fee payable under this Agreement is $25,000. We will apply $12,500 of the development fee towards the payment of that initial franchise fee, and you must pay the remaining $12,500 of that initial franchise fee to us upon signing this Agreement.

____________________ ____________________
Your Initials Our Initials

Appendix D to the Franchise Agreement

OPTION TO ASSUME LEASE

THIS OPTION TO ASSUME LEASE (this "Option") is made and entered into this _______________, by and between ___________________________ ("Landlord") and _______________________ ("Tenant") and modifies that certain Lease by and between Landlord and Tenant (the "Lease") of even date herewith for the premises located at _________________________ (the "Premises").

NOW, THEREFORE, in consideration of the mutual promises hereinafter contained, the sufficiency of which is hereby acknowledged, the parties agree as follows:

1. If Tenant defaults under the Lease, or if Buffalo Wild Wings International, Inc. ("Franchisor") terminates any or all of Tenant's franchise agreement(s) covering the Premises, Franchisor will have the option to assume the Lease. Landlord shall send Franchisor copies of all notices of default given to Tenant simultaneously with the delivery thereof to Tenant. All notices will be sent by nationally recognized overnight courier (with tracking capability). All notices to Franchisor shall be sent to Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328, Attn: Legal Department. All notices to Landlord shall be sent to: ______________________, Attn: __________________.

2. Franchisor may, within 30 days after Franchisor's receipt of (a) written notice from Landlord that Tenant has defaulted under the Lease and failed to cure such default(s) within the period set forth in the Lease (which written notice shall be accompanied by a copy of the Lease) or (b) a copy of the current Lease from Landlord and any default(s) of Tenant following notice from Franchisor to Landlord that Franchisor has terminated any or all of Tenant's franchise agreement(s), notify Landlord of Franchisor's decision to assume the Lease. If Franchisor exercises its right to assume the Lease, Franchisor shall execute an agreement assuming all of Tenant's rights and obligations under the Lease effective as of the date of such assignment, subject to (i) Franchisor's right, upon receipt of Landlord's prior written consent, such consent not to be unreasonably withheld, conditioned or delayed, to assign the Lease to any third party and be released from any and all liability from and after the date of the assignment, (ii) Franchisor's right, without the need to obtain Landlord's consent, to sublet the Premises or assign the Lease to an approved franchisee of Franchisor, (iii) Franchisor not being subject to any provision of the Lease requiring continuous operation of a business in the Premises during any period the Premises is closed for remodeling or while Franchisor is seeking to obtain and train a new franchisee, provided however, that such period of closure will not exceed 120 days in each instance, (iv) Franchisor not being bound by any Amendment (as hereinafter defined) to the Lease executed without obtaining Franchisor's prior written consent, and (v) Franchisor's right, if it subleases the Premises to a franchisee as provided above, to retain all consideration payable under such sublease.

3. Landlord further agrees that if the Lease contains any renewal or extension right and Tenant fails to exercise such right, Landlord will give Franchisor written notice thereof, and Franchisor will have the right, within 30 days after receipt of such notice from Landlord, to exercise such renewal or extension right on the same terms and conditions set forth in the Lease. If Franchisor exercises such right, Landlord and Franchisor will execute a lease assumption agreement as set forth in Section 2 above.

4. Landlord and Tenant further agree that Franchisor or its affiliates, shallhave the right, at its election, at any time, to take an assignment of the Lease, without the consent of Landlord. Upon request, Landlord shall promptly execute an acknowledgement of such assignment of the Lease.

5. If Franchisor exercises any right to assume or take an assignment of the Lease as set forth herein, Tenant agrees to assign all of its right, title and interest in the Lease to Franchisor and, if Tenant does not do so within ten (10) days of Franchisor's written notice, Tenant appoints Franchisor as its agent to execute all documents that may be necessary for Franchisor to take assignment of the Lease. Notwithstanding anything to the contrary contained herein, Tenant shall remain liable to Landlord for all of its obligations under the Lease and, if applicable, to Franchisor for all amounts that Franchisor pays to cure Tenant's defaults under the Lease, including interest, reasonable collection costs

and de-identification costs. The parties acknowledge and agree that upon expiration or earlier termination of the Lease, Tenant's loss of possession of the Premises, closure of the business on the Premises, expiration or earlier termination of the franchise agreement, or the like, Franchisor may enter the Premises without being guilty of trespass or tort to (a) de-identify the Premises and/or (b) remove from the Premises or its exterior any trademarked or trade property, proprietary software, equipment, design elements, signage, and/or other furniture or fixtures installed by Tenant or installed in connection with the Lease. Franchisor may assign this Option and its rights hereunder to any affiliate, subsidiary or parent of Franchisor. This Option may be signed in any number of counterparts, each of which shall be deemed an original, and all of which shall constitute one and the same instrument. This Option may be electronically signed by the parties, which will be treated as an original copy as though ink-signed by duly authorized officers or other representatives of each party.

6. Landlord and Tenant further agree that they shall not enter into any amendment, supplement or modification of the Lease (each, an "Amendment"), which impacts Franchisor's rights under this Option in any respect, without the prior written consent of Franchisor.

7. Landlord and Tenant acknowledge and agree that Franchisor is intended to be a third-party beneficiary to this Option and shall be entitled to rely upon and directly enforce the provisions of this Option.

8. This Option amends the Lease between the parties described hereinabove and except as provided herein, all other terms of said Lease shall remain unchanged. In the event of any conflict between the terms of this Option and the terms of the Lease, the terms of this Option shall control.

LANDLORD	**TENANT**
By: ______________________________	By: ______________________________
Name: ____________________________	Name: ____________________________
Its: _______________________________	Its: _______________________________

EXHIBIT C-1

INCENTIVE AMENDMENT TO THE FRANCHISE AGREEMENT

2025 INCENTIVES AMENDMENT
TO THE BUFFALO WILD WINGS SPORTS BAR
FRANCHISE AGREEMENT

This Incentives Amendment to the Franchise Agreement (the "Amendment") is made and entered into on ____________________ (the "Effective Date"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("we," "us," or "our") and ______________________ ("you" or "your").

BACKGROUND

A. [*Note: Only include this recital if the parties have signed an Area Development Agreement*] We and you or your affiliate signed that certain Area Development Agreement dated _________ (the "ADA"), pursuant to which you or your affiliate agreed to develop and sign franchise agreements to operate the number of Sports Bars identified on Appendix D to the ADA within the Development Territory described in Appendix C to the ADA.

B. We and you signed that certain Franchise Agreement dated as of the date hereof (the "Franchise Agreement"), pursuant to which you shall operate a Buffalo Wild Wings Sports Bar located at _________________________________ (the "Sports Bar"). Unless otherwise specified, all initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Franchise Agreement.

C. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under the Franchise Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Franchise Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Initial Franchise Fee**. Notwithstanding anything to this contrary in the Franchise Agreement, we will credit you all or a portion of the initial franchise fee towards your Royalty Fee if you qualify for the incentive set forth below:

   a. New Restaurant Opening Incentive Program. Under our "New Restaurant Opening" or "NRO" incentive program, if (i) when you open the Sports Bar, you and your affiliates are in substantial compliance with the Franchise Agreement and each other agreement between us and you or your affiliates, including the ADA (if applicable), (ii) you open and begin operating the Sports Bar in compliance with the Franchise Agreement (including, but not limited to, Sections 5.A, 5.B, 5.C, 5.F, 6.A, 6.B, 6.C, 6.D, 6.F, and 9.H of the Franchise Agreement) and, if applicable the ADA (if applicable), on or before the Required Open Date, (iii) you provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of the Sports Bar in accordance with Section 5.B of the Franchise Agreement, and (iv) you build the Sports Bar in the design, to the specifications, and at the Authorized Location approved by us in accordance with Sections 2.A and 5.B of the Franchise Agreement, then we agree to credit an amount equal to the initial franchise fee you paid under the Franchise Agreement plus the portion of the development fee that we credit towards that initial franchise fee, up to $25,000, towards the Royalty Fees owed

1616230647.4

under the Franchise Agreement (the "IFF Credit"). If you fail to satisfy any of the conditions listed in (i) through (iv) above, the New Restaurant Opening incentive program, including the IFF Credit, the royalty credit described below, and the reduced Royalty Fee set forth in Section 2 below, will not apply to the Sports Bar.

2. **Royalty Credit and Temporarily Reduced Royalty Fees**. Notwithstanding Section 9.C of the Franchise Agreement, if you qualify for the New Restaurant Opening incentive program, then in addition to the benefits described above, (a) we agree to credit an amount equal to $100,000 towards the Royalty Fees owed under the Franchise Agreement, provided we and you executed the ADA (if applicable) on or before June 30, 2025, and (b) the Royalty Fee will be amended as set forth below:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	2%
Year 3	3%
Year 4	4%
Year 5 through remainder of the term	5%

3. **Early Opening Incentive**. If you meet the requirements of the New Restaurant Opening incentive program set forth above and you open and begin operating the Sports Bar in accordance with the Franchise Agreement before the Required Open Date, then the Royalty Fee will be zero percent (0%) from the date you open the Sports Bar until the Required Open Date (not to exceed twelve (12) months), and then the standard applicable royalty rate shall apply. If you open the Sports Bar on or after the Required Open Date, the Early Opening Incentive described in this Section will not apply to the Sports Bar.

4. **VetFran Program**. [*Note: Only include this provision if the Franchisee or its owner(s) qualify for the VetFran Incentive, and this Franchise Agreement is signed in connection with the development and operation of the Franchisee's first through tenth Franchise Agreement/Sports Bar.*] If (a) you are a veteran or returning service member who has not previously signed, or had an affiliate that signed, an area development agreement or franchise agreement (except for the ADA, if applicable, or any franchise agreement signed under the ADA) with us and who qualifies and signs a Franchise Agreement to develop one Buffalo Wild Wings Sports Bars, (b) you open and begin operating the Sports Bar in compliance with the Franchise Agreement (including, but not limited to, Sections 5.A, 5.B, 5.C, 5.F, 6.A, 6.B, 6.C, 6.D, 6.F, and 9.H of the Franchise Agreement) and, if applicable, the ADA, on or before the Required Open Date, (c) you provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of the Sports Bar in accordance with Section 5.B of the Franchise Agreement, and (d) you build the Sports Bar in the design, to the specifications, and at the Authorized Location approved by us in accordance with Sections 2.A and 5.B of the Franchise Agreement, then, in addition to the above provisions, we agree to credit an amount equal to $10,000 towards the Royalty Fees owed under the Franchise Agreement. If you fail to satisfy any of the conditions listed in (a) through (d) above, the VetFran incentive program described in this Section will not apply to the Sports Bar.

5. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Franchise Agreement. If there is an inconsistency between this Amendment and the Franchise Agreement, the terms of this Amendment shall control. This Amendment, together with the Franchise Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this

Amendment, all of the terms, conditions and provisions of the Franchise Agreement will remain in full force and effect as originally written and signed.

IN WITNESS WHEREOF, the parties have executed this Amendment the date of this Amendment.

YOU:

____

By:_________________________________
Name:_______________________________
Title:_______________________________

US:

BUFFALO WILD WINGS
INTERNATIONAL, INC.

By:_________________________________
Name:_______________________________
Title:_______________________________

<u>EXHIBIT C-2</u>

NON-TRADITIONAL RIDER TO THE FRANCHISE AGREEMENT

NON-TRADITIONAL RIDER
TO BUFFALO WILD WINGS SPORTS BAR
FRANCHISE AGREEMENT

THIS NON-TRADITIONAL RIDER TO FRANCHISE AGREEMENT (the "Rider") is made and entered into by and between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us"), and __________________________, a(n) _______________________ whose principal business address is ____ ("you").

1. Preambles and Acknowledgments. Simultaneously with signing this Rider, we and you are signing a Franchise Agreement (the "Franchise Agreement") to govern your development and operation of the Sports Bar at the Authorized Location. All initial capitalized terms used but not defined in this Rider have the meanings given to those terms in the Franchise Agreement. We and you are signing this Rider to modify certain provisions of the Franchise Agreement to recognize that the Sports Bar will be located within __________________ (for purposes of this Rider and in the Franchise Agreement, the "Facility"), which is a Non-Traditional Location (defined below), and to accommodate certain requests you have made as a result of that location. "Non-Traditional Location," in this Rider and in the Franchise Agreement, means any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

2. Nonexclusivity and Reservation of Rights. Subparagraphs 2.B and 2.E of the Franchise Agreement are deleted. Subparagraph 2.D of the Franchise Agreement is deleted and replaced with the following:

> The license is limited to the right to develop and operate one Sports Bar at the Authorized Location, and does not include (i) any right to sell products and Menu Items identified by the Trademarks at any location other than the Authorized Location, except for authorized catering and delivery services in accordance with this Agreement, or through any other channels or methods of distribution, including the internet (or any other existing or future form of electronic commerce), (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution, or (iii) any right to exclude, control or impose conditions on our development of future franchised, company or affiliate-owned restaurants (whether under the Trademarks or different trade names and trademarks) at any time, and at any location. We (on behalf of ourselves and on

behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement. You acknowledge that the consumer service area or trade area of another Buffalo Wild Wings Sports Bar may overlap with your Sports Bar's consumer service area or trade area.

You also acknowledge and agree that we and our affiliates have the right to operate and franchise others the right to operate restaurants or any other business for the same, similar or different products or services, regardless of the location, under trademarks other than the BUFFALO WILD WINGS® Trademarks, without compensation to any franchisee. We and our affiliates have the right to grant other franchises or develop and operate company- or affiliate-owned restaurants and/or otherwise offer, sell or distribute any products or services, including those associated with the System under the Trademarks or any other trademarks, service marks or trade names, all without compensation to any franchisee. Further, and as noted above, we and our affiliates have the right to offer, sell or distribute, at any location, through any other (i.e., non-restaurant) distribution channel or method, any frozen, pre-packaged items or other products or services associated with the System (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any distribution channels or methods, without compensation to any franchisee. The other distribution channels or methods include grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing site, office building), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce).

3. Term. Subparagraph 4.A of the Franchise Agreement is deleted and replaced with the following:

The initial term of this Agreement commences on the Effective Date (as defined in paragraph 15.N) and expires on the earlier of (i) 10 years after the Sports Bar opens for business or (ii) _________ [*date when Facility contract term expires.*], unless this Agreement is sooner terminated in accordance with paragraph 13.

4. Renewal Term and Conditions of Renewal. Subparagraph 4.B of the Franchise Agreement is deleted and replaced with the following:

You may renew your license for one renewal term of the lesser of 10 years or the remaining term of your Facility contract, provided that: (i) you have given us written notice of your decision to renew at least 6 months but not more than 12 months prior to the end of the expiring term; (ii) you sign our then-current form of franchise agreement (modified to reflect that the agreement relates to the grant of a renewal franchise at a Non-Traditional Location), the terms of which may differ from this Agreement, including higher fees; (iii) you have complied with the provisions of subparagraph 5.E regarding modernization and you perform any further items of modernization and/or replacement of the building, premises, trade dress, equipment and grounds as may be necessary for your Sports Bar to conform

to the standards then applicable to new Buffalo Wild Wings Sports Bars, regardless of the cost of such modernizations and/or replacements; (iv) you are not in default of this Agreement or any other agreement pertaining to the franchise granted, have satisfied all monetary and material obligations on a timely basis during the term and are in good standing; (v) you comply with our then-current training requirements; (vi) you pay us, at time of execution of the new franchise agreement, a renewal fee in the amount of $2,000 for each full or partial year of the renewal term; and (viii) you and your Principal Owners and guarantors execute a general release of claims in a form we prescribe.

In addition, subparagraph 4.C of the Franchise Agreement is deleted.

5. Lease. The second and third paragraphs of subparagraph 5.A of the Franchise Agreement are deleted. The first paragraph of subparagraph 5.A shall remain in full force and effect.

6. Relocation and Casualty. Subparagraph 5.D of the Franchise Agreement is deleted.

7. Period of Operation. We recognize and acknowledge that the Sports Bar will operate at a Non-Traditional Location and will be required to be open and operating on those days and during those hours that the Non-Traditional Location may set from time to time. Therefore, the first sentence of subparagraph 6.H of the Franchise Agreement is deleted.

8. Catering and Delivery Service. Since the Authorized Location of the Sports Bar is located at or within a Non-Traditional Location, notwithstanding subparagraph 6.L of the Franchise Agreement, you shall not be required nor permitted to offer catering or delivery services from the Sports Bar unless we otherwise specify in writing.

9. Local Advertising, Cooperatives and Opening Advertising. Subparagraphs 8.B, 8.D and 8.G of the Franchise Agreement are deleted.

10. Initial Franchise Fee. The first sentence of Subparagraph 9.A is deleted and replaced with the following:

> You must pay to us a nonrefundable "Initial Franchise Fee" in an amount equal to One Thousand Two Hundred and Fifty Dollars ($1,250), multiplied by the number of full or partial years in the initial term of this Agreement.

11. Advertising Fee. Subparagraph 9.D of the Franchise Agreement is deleted and replaced with the following:

> You must pay to us a weekly "Advertising Fee" in an amount equal to 1.875% of Gross Sales. These fees are not held by us in trust and become our property to be spent in accordance with paragraph 8 of this Agreement. You acknowledge and agree that the Advertising Fund's programs and expenditures may not address the specific aspects of any particular Sports Bar or the operation of Buffalo Wild Wings Sports Bars at Non-Traditional Locations, and are primarily designed to promote and enhance the Marks and Buffalo Wild Wings Sports Bars generally.

12. Noncompete Covenants. Subsections (2) and (3) of subparagraph 10.D of the Franchise Agreement are deleted in their entireties and replaced with the following:

> 2. You covenant that during the term of this Agreement you will not, either directly or indirectly, for yourself, or through, on behalf of, or in conjunction with any person or entity, own, manage, operate, maintain, engage in, consult with or have any interest in any Competitive Business (defined below) which is operating at or within the Facility. "Competitive Business" means a restaurant that offers, sells or offers to sell any product or customer engagement tool (as such products and customer engagement tools are defined from time-to-time in our System standards consistent with subparagraph 6.O above), and which is either in test at one or more Buffalo Wild Wings Sports Bars or that is available in 10% or more of the Buffalo Wild Wings Sports Bars in operation in the U.S. Without limiting the generality of the foregoing, this includes (a) a restaurant that sells or offers to dispense prepared food products and beverages the same as or similar to the type sold in Buffalo Wild Wings Sports Bars; (b) a sports entertainment-oriented restaurant or bar business; or (c) any business establishment that sells or offers to dispense prepared chicken wings or legs. For purposes of this subparagraph, a sports entertainment-oriented restaurant or bar is one with (i) projection programming or broadcasting, (ii) subscribed programming, and/or (iii) more than five screens, or any screen larger than 50 inches diagonal available for the viewing of different events or available as a customer interfacing tool to promote social interactions.
>
> 3. Except for any interest you or your affiliate have in another restaurant or food business pursuant to an agreement with us or our affiliate, you covenant that you will not, for a period of 2 years after the expiration or termination of this Agreement, regardless of the cause of termination, or within 2 years of the sale of the Sports Bar or any interest in you, either directly or indirectly, for yourself, or through, on behalf of, or in conjunction with any person or entity, own, manage, operate, maintain, engage in, consult with or have any interest in a Competitive Business operating at or within the Facility

Notwithstanding the foregoing, we and you acknowledge that nothing in this Rider shall limit your or your Control Person's, Principal Owners', guarantors', officers', directors' members', managers' or partners' non-compete or other obligations under any other franchise agreement.

13. Purchase Option. Subparagraph 14.B of the Franchise Agreement is deleted in its entirety. For purposes of subparagraph 14.A, the "De-Identification Date" means the effective date of the expiration or termination of the Franchise Agreement.

[Signatures on Following Page]

IN WITNESS WHEREOF, the parties have executed this Rider effective as of the date of the Franchise Agreement.

YOU:

____

Date:________________________________

By:________________________________

Name:________________________________

Title:________________________________

US:

BUFFALO WILD WINGS INTERNATIONAL, INC.

Date:________________________________

By:________________________________

Name:________________________________

Title:________________________________

EXHIBIT C-3

MULTI-BRAND ADDENDUM TO THE FRANCHISE AGREEMENT

2025 INSPIRE BRANDS' MULTI-BRAND
<u>ADDENDUM TO THE FRANCHISE AGREEMENT</u>

This Addendum to Franchise Agreement (this "**Addendum**") is entered into this _____day of ________________, 202__ by and between ___________________________ ("**Franchisor**") and ____________________ ("**Franchisee**").

1. **<u>Background</u>**.

(a) Franchisor and Franchisee are parties to that certain _____________® Franchise Agreement dated as of _____________ (as amended, the "**Franchise Agreement**") under which Franchisor has granted Franchisee the right to operate a _____________® restaurant (a "**Brand Restaurant**") at __________________ (the Brand Restaurant at that location is called the "**Franchised Restaurant**"). All initial capitalized terms used but not defined in this Addendum have the meanings set forth in the Franchise Agreement.

(b) Franchisee operates or intends to operate the Franchised Restaurant at the premises of, and in combination with, the other brand restaurants listed on <u>Exhibit A</u> (collectively, and whether one or more, the "**Other Restaurants**"). The affiliate(s) of Franchisee listed on <u>Exhibit A</u> (collectively, and whether one or more, the "**Co-Operators**") operate the Other Restaurants under the separate franchise agreement(s) listed on <u>Exhibit A</u> (collectively, and whether one or more, the "**Other Franchise Agreements**") with the franchisor(s) listed on <u>Exhibit A</u> who are Franchisor's affiliates (collectively, and whether one or more, the "**Other Franchisors**").

(c) This Addendum reflects certain changes in and clarifications to the Franchise Agreement to reflect Franchisor's modified requirements for a multi-brand location. Franchisee acknowledges that Franchisor is willing to enter into this Addendum and to permit the operation of the Franchised Restaurant as a multi-brand location only because of the relationship between Franchisor and the Other Franchisors and, if applicable, the relationship between Franchisee and its Co-Operators who operate the Other Restaurants.

2. **<u>Ownership of Other Restaurants</u>**. Notwithstanding the restrictions in the Franchise Agreement, Franchisor consents to Franchisee's (and/or, as applicable, its Co-Operators') ownership and operation of the Other Restaurants at the same premises as the Franchised Restaurant, provided Franchisee complies with the terms of the Franchise Agreement (including this Addendum) and Franchisee (or its Co-Operators) complies with the terms of the Other Franchise Agreements.

3. **<u>Franchise Agreement Term and Renewal</u>**. The term of the Franchise Agreement shall expire, unless sooner terminated, on ___________________, 20__. In addition to the conditions in the Franchise Agreement to obtain a renewal or successor franchise to continue operating the Franchised Restaurant as a Brand Restaurant, Franchisee (and/or, as applicable, its Co-Operators) also must be in compliance with, and, if Franchisor requires, renew or extend the term of, the Other Franchise Agreements.

4. **Operation as a Multi-Brand Location**. Franchisee agrees that Franchisor, at its option, may modify any of the terms of the franchise system applicable to the Franchised Restaurant, including any system standards, the layout and design requirements, the products and services offered, any mandatory or optional advertising, marketing and promotional programs, required equipment or products, required hours of operation, personnel training and staffing requirements, and other standards, specifications and requirements, in a manner that is different from the manner in which those terms apply to other Brand Restaurants, in order to reflect the Franchised Restaurant's status as a multi-brand location. Franchisee agrees to comply with all of those modifications. Without limiting the generality of the foregoing:

(a) Franchisee shall design and construct, and/or make modifications to, the Franchised Restaurant's layout, design, equipment and fixtures that Franchisor specifies to reflect the multi-brand location.

(b) Franchisee agrees that its (or Co-Operators') development and operation of the Other Restaurants shall not unreasonably interfere with or otherwise disrupt the Franchised Restaurant's operations. The operation of the Other Restaurants must be consistent with and complement Franchisee's operation of the Franchised Restaurant.

(c) Franchisee acknowledges that the services, guidance and assistance that Franchisor provides under the Franchise Agreement, including any training, may be intended for stand-alone Brand Restaurants and not tailored or specific to multi-brand locations like the Franchised Restaurant.

(d) Franchisee may not open and begin operating the Franchised Restaurant unless the Other Restaurants are also open and in operation. Franchisee shall ensure that the Other Restaurants are open and operating during all business hours that the Franchised Restaurant is open and operating.

(e) Franchisee must use paper products and other items bearing the Brand Restaurants' trademarks and trade names only at the Franchised Restaurant and with products served by the Franchised Restaurant, and Franchisee (or its Co-Operators) may not use them at the Other Restaurants or with products served by the Other Restaurants.

(f) Franchisee (and, if applicable, its Co-Operators) shall notify the customers of the Franchised Restaurant and the Other Restaurants, and the design and layout of the Franchised Restaurant and Other Restaurants shall reflect, all in the manner Franchisor periodically specifies, that the operation of the Other Restaurants is separate from and independent of the Franchised Restaurant. Without limiting the foregoing, at Franchisor's option, Franchisee (and, if applicable, its Co-Operators) may use certain areas of the premises and equipment (including point-of-sale systems and other computer equipment) only for the business associated with the Franchised Restaurant and not the Other Restaurants. Likewise, at Franchisor's option, Franchisee (and, if applicable, its Co-Operators) may use certain areas of the premises and equipment (including point-of-sale systems and other computer equipment) only for the business associated with the Other Restaurants and not the Franchised Restaurant. Unless Franchisor otherwise specifies or approves, none of the advertising, marketing or promotional materials associated with the

Franchised Restaurant may reference the Other Restaurants or the brand(s) under which the Other Restaurants operate.

(g) all of the Franchised Restaurant's sales must be entered only on the point-of-sale system that Franchisor approves for the Franchised Restaurant. Franchisee (and, if applicable, Co-Operators) shall maintain separate books and records for the Franchised Restaurant and the Other Restaurants and shall not commingle the revenues of the Franchised Restaurant with the revenues of the Other Restaurants. Franchisor and Franchisee agree that Franchisee shall pay royalties or continuing franchise fees, advertising/brand fund contributions or continuing advertising fees, and/or similar payments based on Gross Sales under the Franchise Agreement only on the Gross Sales derived from the Franchised Restaurant and not on the sales or revenue of the Other Restaurants. Franchisee agrees to deliver to Franchisor, at such times that Franchisor periodically specifies, sales information and other reports relating to the Other Restaurants.

(h) Franchisee acknowledges that Franchisor shall have no obligation to provide any training, services or other assistance with respect to the development or operation of the Other Restaurants.

5. **Personnel**. Franchisee must ensure that all employees providing services to customers of the Franchised Restaurant wear uniforms that are distinct from the uniforms and/or other apparel worn by the employees providing services to customers of the Other Restaurants. Franchisor may at its option modify its training, staffing and other similar requirements to address any employees that are cross-trained to operate both the Franchised Restaurant and the Other Restaurants. However, Franchisee must ensure that all employees who provide services to the Franchised Restaurant's customers or otherwise assist in the Franchised Restaurant's operation are properly trained to operate the Franchised Restaurant and otherwise satisfy Franchisor's requirements. Franchisee must pay Franchisor any training fees and additional expenses that Franchisor incurs in connection with any additional or specialized training required for the Franchised Restaurant's personnel due to its status as multi-brand location.

6. **Inspections and Audits**. In order to determine Franchisee's compliance with the Franchise Agreement (including this Addendum), Franchisor shall have the right to inspect the Other Restaurants and their operations, and audit the books and records associated with the Other Restaurants, in accordance with the terms of the Franchise Agreement to the same extent that it may do so with respect to the Franchised Restaurant, its operations, and its books and records. If Franchisee has Co-Operators operating the Other Restaurants, Franchisee must ensure that those Co-Operators provide Franchisor the rights under this Section 6.

7. **Refresh/Remodel of the Franchised Restaurant**. Franchisor, at its option, may modify the requirements for any required refresh or remodel of the Franchised Restaurant under the Franchise Agreement, including by accelerating or deferring any due dates, in order to correlate with the development, remodel and/or refresh requirements under any of the Other Franchise Agreements.

8. **Relationship With Other Franchise Agreements**. Franchisee acknowledges that Franchisor granted Franchisee the rights under the Franchise Agreement and this Addendum in

reliance upon, and that the operation of the Franchised Restaurant under the Franchise Agreement is dependent on and inextricably connected with, Franchisee's (or its Co-Operators) operation of the Other Restaurants pursuant to and in compliance with the Other Franchise Agreements. Therefore:

(a) Franchisee agrees to comply (or to cause Co-Operators to comply) with the Other Franchise Agreements in connection with the development and operation of the Other Restaurants (including with respect to paying amounts owed and complying with all applicable laws) and agrees that Franchisee's (or any Co-Operator's) failure to comply with any Other Franchise Agreement shall constitute a breach of, and a default under, the Franchise Agreement.

(b) upon any proposed transfer (as defined in the Franchise Agreement, if applicable) involving any direct or indirect ownership interest in Franchisee or all or substantially all of the assets of the Franchised Restaurant, in addition to the conditions for Franchisor's approval of that transfer under the Franchise Agreement, Franchisor may condition its consent to that transfer on the simultaneous transfer to the applicable assignee of other rights, obligations, assets and/or other interests associated with the Other Restaurants. Likewise, Franchisee (or, if applicable, its Co-Operators) may not transfer any direct or indirect ownership interest in Franchisee's affiliate or all or substantially all of the assets of the Other Restaurants without the simultaneous transfer to the applicable assignee of other rights, obligations, assets and/or other interests associated with the Franchised Restaurant, which transfer shall be subject to Franchisor's approval under the Franchise Agreement.

(c) Franchisor may terminate the Franchise Agreement, effective upon delivery of written notice to Franchisee, if any Other Franchise Agreement expires (without a renewal or successor franchise with the Other Franchisors) or terminates (regardless of the reason), or if Franchisee (or, if applicable, Co-Operators) abandons or otherwise ceases to operate any Other Restaurant for any reason.

(d) Franchisor acknowledges that certain post-termination obligations under the Franchise Agreement relating to Franchisor's right to acquire certain assets of the Franchised Restaurant and/or the lease for the Franchised Restaurant's premises may conflict with similar requirements under the Other Franchise Agreements, and in that case Franchisee agrees to comply (and, if applicable, to cause its Co-Operators to comply) with the requirements that Franchisor reasonably specifies.

9. **Miscellaneous**. This Addendum is an amendment to, and forms a part of, the Franchise Agreement. Except as amended by this Addendum, the Franchise Agreement will continue in full force and effect. The recitals to this Addendum are a part of this Addendum, which, together with the Franchise Agreement, constitutes the entire agreement between Franchisor and Franchisee, and there are no oral or other written understandings, representations or agreements between Franchisor and Franchisee, relating to the subject matter of this Addendum. No modification, change or alteration of this Addendum shall be effective unless in writing and executed by Franchisor and Franchisee. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such

words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter. If there is a conflict between any provision of the Franchise Agreement and a provision of this Addendum, the provision of this Addendum controls.

IN WITNESS WHEREOF, the parties have executed and delivered this Addendum as of the date first above written.

FRANCHISOR:

____

By:__________________________________
Title:_______________________________

FRANCHISEE:

____

By:__________________________________
Title:_______________________________

EXHIBIT A
TO THE 2025 INSPIRE BRANDS' MULTI-BRAND ADDENDUM TO THE FRANCHISE AGREEMENT

OTHER FRANCHISE AGREEMENTS

Other Franchisor *(Franchisor Entity)*	**Franchisee or Co-Operator** *(Franchisee Entity)*	**Effective Date**	**Other Restaurant** *(Franchised Brand Restaurant)*
			_____________® restaurant
			_____________® restaurant
			_____________® restaurant

EXHIBIT C-4

NAF REALLOCATION PARTICIPATION AGREEMENT

Three Glenlake Parkway NE
Atlanta, GA 30328

RE: Additional NAF Contribution Opt-In

Dear Franchisee:

By signing this letter agreement, as the Control Person (as defined in the Franchise Agreements) for and on behalf of all Participating Franchisees (defined below), you agree to pay, and hereby authorize Buffalo Wild Wings International, Inc. ("we" or "us") to draft, an additional Advertising Fee of 0.25% of Gross Sales (the "Additional 0.25% Fee") beginning on the date you sign this letter agreement until December 28, 2025 ("Reallocation Period") to be deposited fully into the National Advertising Fund ("NAF") under the Franchise Agreements. The total Advertising Fee during the Reallocation Period will be 4.0% of Gross Sales. Beginning December 29, 2025, the Additional 0.25% Fee will expire and the Advertising Fee will return to the then-current standard rate. However, if we elect to increase the standard Advertising Fee unilaterally during the Reallocation Period, then the Additional 0.25% Fee will cease on the effective date of that unilateral Advertising Fee increase.

To offset the Additional 0.25% Fee, we agree that the required local advertising expenditure under the Franchise Agreements will be reduced to 0.25% of Gross Sales (or, if greater, an amount required by any applicable co-op or LMG) during the Reallocation Period.

***Please note*, this letter agreement must be completed by the Control Person, as designated in the Franchise Agreement(s) for the following franchisees (collectively, the "Participating Franchisees"):**

Franchisee Name:

Franchisee Email:

You represent and agree that this letter agreement and the Additional 0.25% Fee apply to, and the Participating Franchisees listed above reflect, all of the Buffalo Wild Wings sports bar franchisees for which you are the Control Person and all Buffalo Wild Wings sports bars that the Participating Franchisees operate. If you are the Control Person for any franchisee that acquires or opens any Buffalo Wild Wings sports bar during the Reallocation Period, then those franchisees will automatically become Participating Franchisees and those sports bars will be automatically covered by this letter agreement.

This letter agreement is an amendment to, and forms a part of, each Participating Franchisee's Franchise Agreement and constitutes the entire agreement between us and the Participating

Franchisees, and there are no other oral or written representations, understandings or agreements between us and them, relating to the subject matter of this letter agreement.

Accepted and Agreed:

By:__________________________________

Name:_______________________________

Title:________________________________

Date:________________________________

<u>EXHIBIT D</u>

AREA DEVELOPMENT AGREEMENT

Buffalo Wild Wings® Sports Bar
Area Development Agreement

between

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

____

____
Name of Developer(s)

____
Street Address

____
City State Zip Code

____
Phone Number

Effective Date:

____

(To be completed by us)

TABLE OF CONTENTS

BUFFALO WILD WINGS®
AREA DEVELOPMENT AGREEMENT

This Area Development Agreement is made this ____ day of __________________, 20___ between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us") and _____________________, a(n)______________________ whose principal business address is _______________________ ("you").

RECITALS

A. Our parent company has developed a system for sports entertainment-oriented, casual/fast casual restaurants/sports bars that feature chicken wings, sandwiches and other products, beverages and services using our certain standards and specifications and otherwise operate under the System (defined below) and the Trademarks (defined below) ("Buffalo Wild Wings Sports Bars");

B. Our parent company owns the BUFFALO WILD WINGS® Trademark and other trademarks used in connection with the operation of a Buffalo Wild Wings Sports Bar;

C. Our parent company has granted to us the right to sublicense the right to develop and operate Buffalo Wild Wings Sports Bars; and

D. You desire to develop and operate several Buffalo Wild Wings Sports Bars and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Developer Subsidiary" means a corporation, limited liability company or other business entity of which you own (directly or indirectly) one hundred percent (100%) of the issued and outstanding ownership interests that you designate to sign a Franchise Agreement for one or more of the Sports Bars developed pursuant to this Agreement.

B. "Franchise Agreement" means our then current form of franchise agreement and related documents for the operation of a Buffalo Wild Wings Sports Bar, the terms of which may differ from the franchise agreement that is signed upon signing this Agreement, including higher fees and changes to the manner of defining the designated area (based on our then current criteria for defining designated areas), subject to the provisions of subparagraph 4.B.

C. "Menu Items" means the chicken wings, sandwiches and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at Buffalo Wild Wings Sports Bars.

D. "Principal Owner" means any person or entity who, now or hereafter, directly or indirectly owns a 10% or greater interest in you (where you are a corporation, limited liability company, partnership or other business entity). However, if we are entering into this Agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications

of any person or entity who directly or indirectly owns less than a 10% interest in you, we have the right to designate that person or entity as a Principal Owner for all purposes under this Agreement, including the execution of the personal guaranty referenced in paragraph 11.G below. In addition, if you are a partnership entity, then each person or entity who, now or hereafter is or becomes a general partner is a Principal Owner, regardless of the percentage of ownership interest. If you sign this Agreement as one or more individuals, each individual is a Principal Owner. You must have at least one Principal Owner. Your Principal Owner(s) as of the Effective Date are identified on the Ownership and Management Addendum attached to this Agreement. Every time there is a change in the persons who are your Principal Owners, you must, within 10 days from the date of each such change, update the Ownership and Management Addendum. As used in this Agreement, any reference to Principal Owner includes all Principal Owners.

E. "Sports Bars" means the Buffalo Wild Wings Sports Bars you or a Developer Subsidiary develops pursuant to this Agreement.

F. "System" means the BUFFALO WILD WINGS® System, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

G. "Trademarks" means the BUFFALO WILD WINGS® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in Buffalo Wild Wings Sports Bars. "Trade Dress" includes the designs, color schemes and image we authorize for use in the operation of Buffalo Wild Wings Sports Bars from time to time, as we may periodically modify them.

GRANT OF DEVELOPMENT RIGHTS

2. The following provisions control with respect to the rights granted hereunder:

A. Grant of Rights. We grant to you, under the terms and conditions of this Agreement, the right (directly or through Developer Subsidiaries) to develop and sign Franchise Agreements to operate the number of new Sports Bars identified on Appendix D within the territory described in Appendix C (the "Development Territory").

B. Development Schedule. You agree to comply with the development schedule set forth in Appendix D (the "Development Schedule"). Time is of the essence for the development of each Sports Bar in accordance with the Development Schedule. Each Sports Bar must be developed and operated pursuant to a separate Franchise Agreement that you or a Developer Subsidiary signs with us pursuant to subparagraph 4.B below.

C. Development Territory. If you are in compliance with this Agreement (including the Development Schedule) and you and your affiliates are in compliance with the terms of any other agreements with us and our affiliates, then we and our affiliates will not locate and operate or grant anyone else a franchise to locate and operate a Buffalo Wild Wings Sports Bar within the Development Territory so long as this Agreement is in effect, except for the Buffalo Wild Wings Sports Bars at Non-Traditional Locations and as set forth in subparagraph 2.E. However, in the event that the Development Territory covers more than one city, county, designated market area or target area (each "Target Area"), the territorial protection under this subparagraph 2.C for each

Target Area shall expire upon the earlier of (i) the expiration or termination of this Agreement, or (ii) the date upon which you or a Developer Subsidiary signs a Franchise Agreement for your final Sports Bar to be developed in such Target Area under this Agreement. When the territorial protection under this subparagraph 2.C expires with respect to the Development Territory or Target Area (as applicable), we will thereafter be entitled to locate and operate, and to franchise others to locate and operate, Buffalo Wild Wings Sports Bars in the Development Territory or Target Area (as applicable), except as may be otherwise provided under any Franchise Agreement that has been executed between us and you and that has not been terminated.

You acknowledge and agree that certain locations within the Development Territory are by their nature unique and separate in character from sites generally developed as Buffalo Wild Wings Sports Bars. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Development Territory, and we have the right to develop, license or franchise Buffalo Wild Wings Sports Bars at such locations, whether those locations are within or outside the Development Territory: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

D. Nonexclusivity; Our Reservation of Rights. The rights granted under this Agreement are limited to the right to develop and sign Franchise Agreements to operate Sports Bars located in the Development Territory, and do not include: (i) any right to sell products and Menu Items identified by the Trademarks at any location or through any other channels or methods of distribution, including the internet (or any other existing or future form of electronic commerce), (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution, or (iii) any right to exclude, control or impose conditions on our development or operation of franchised, company or affiliate-owned restaurants (whether under the Trademarks or different trade names and trademarks) at any time, whether within or outside of the Development Territory (except as set forth in subparagraphs 2.C and 2.E). We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement. You may not use the phrase "Buffalo Wild Wings" or any of the other Trademarks as part of the name of your corporation, partnership, limited liability company or other similar entity.

You acknowledge and agree that we and our affiliates have the right to operate and franchise others the right to operate restaurants or any other business for the same, similar or different products or services, both within and outside the Development Territory, under trademarks other than the BUFFALO WILD WINGS® Trademarks, without compensation to any developer or franchisee. Except as set forth in subparagraphs 2.C and 2.E, we and our affiliates have the right to grant other franchises or develop and operate company or affiliate-owned restaurants and/or otherwise offer, sell or distribute any products or services, including those associated with the System under the Trademarks or any other trademarks, service marks or trade names, all without compensation to any developer or franchisee.

Further, and as noted above, we and our affiliates have the right to offer, sell or distribute, within and outside the Development Territory, through any other (i.e., non-restaurant) distribution

channel or method, any frozen, pre-packaged items or other products or services associated with the System (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any distribution channels or methods, without compensation to any developer or franchisee. The other distribution channels or methods include grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing site, office building), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce).

E. Limited Seating Facilities. In addition, you acknowledge and agree that, subject to your right of first refusal as set forth below, we and our affiliates have the right to operate or franchise within and outside the Development Territory one or more facilities selling, for dine in, take out, catering or delivery, all or some of the Menu Items, using the Trademarks or any other substantially similar trademarks, service marks or trade names (for example, "B-Dubs"), without compensation to any franchisee or developer, provided, however, that such facilities shall not have an interior area larger than 2,700 square feet and shall not have seating capacity for more than 60 people ("Limited Seating Facilities").

We have developed a model for a Limited Seating Facility, but it is under refinement and may change. If we determine that your Development Territory is an appropriate market for such a facility, we will provide to you a written offer ("Offer") specifying the terms and conditions for your development of the Limited Seating Facility. You will have 90 days following your receipt of the Offer to accept the Offer by delivering written notice to us of your acceptance, provided that you are not in default under this Agreement or any other agreement with us or our affiliates. If you do not provide written notice to us within the time period or if you are in default under this Agreement or any other agreement with us or our affiliates, you will lose the right to develop the Limited Seating Facility and we may develop or franchise to others to develop the Limited Seating Facility within your Development Territory. You acknowledge and agree that if you accept the Offer, we may require you to submit a full application, pay an initial fee and sign a new form of franchise agreement.

F. No Right to Use Trademarks. This Agreement is not a franchise agreement and you have no right to use in any manner the Trademarks by virtue of this Agreement. You have no right under this Agreement to sublicense or subfranchise others to operate a business or sports bar or use the System or the Trademarks.

DEVELOPMENT FEE

3. You must pay a Development Fee as described below:

A. As consideration for the rights granted in this Agreement, you must pay us a Development Fee listed on Appendix D. The Development Fee is consideration for this Agreement and not consideration for any Franchise Agreement, is fully earned by us upon execution of this Agreement and is non-refundable. The Development Fee is credited against the Initial Franchise Fee payable upon the signing of each individual Franchise Agreement as specified in subparagraph 3.B.

B. You must comply with our then current development policies for each Sports Bar to be developed within the Development Territory as further described in paragraph 4. Upon our acceptance of the site of a Sports Bar, a separate Franchise Agreement must be executed for that Sports Bar, at which time a portion of the Development Fee will be applied towards the payment of the Initial Franchise Fee for that Sports Bar. The Initial Franchise Fee payable under that Franchise Agreement is $25,000, we will apply $12,500 of the Development Fee towards the payment of that Initial Franchise Fee, and you (or the Developer Subsidiary) must pay the

remaining $12,500 of that Initial Franchise Fee upon signing that Franchise Agreement. Upon the execution of each Franchise Agreement, the terms and conditions of that Franchise Agreement control the establishment and operation of the applicable Sports Bar.

DEVELOPMENT SCHEDULE

4. The following provisions control with respect to your development rights and obligations:

A. Development Schedule. You are bound by and must strictly follow the Development Schedule. By the applicable dates set forth under the Development Schedule, you (or a Developer Subsidiary whom we approve) must (i) enter into Franchise Agreements with us pursuant to this Agreement for the number of new Sports Bars described under the Development Schedule; and (ii) open and begin operating the number of new Sports Bars described under the Development Schedule in accordance with the applicable Franchise Agreements. You also must comply with the Development Schedule requirements regarding the cumulative number of new Sports Bars to be open and continuously operating for business in the Development Territory. If you fail to comply with any aspect of the Development Schedule, we have the right to immediately terminate this Agreement pursuant to subparagraph 8.B. If you are developing 3 or more new Sports Bars under this Agreement, you will have a "late opening extension right" of two weeks for each Sports Bar and each deadline in the Development Schedule in which we will not have the right to terminate this Agreement due to your failure to meet the applicable deadline. To take advantage of this late opening extension, you must make a request for the extension 45 days prior to the applicable deadline set forth in the Development Schedule and have been in continuous compliance throughout the term of this Agreement.

B. Development Policies and Franchise Agreement. You must comply with our development policies, as we periodically modify them, with respect to each proposed site for a Sports Bar to be developed in the Development Territory and each Franchise Agreement to be signed for a Sports Bar in the Development Territory. This includes sending us a complete site report (containing such demographic, commercial, market and other information and photographs as we may periodically specify) for each proposed site, and information on your (or your Developer Subsidiary's) financial and operational ability to develop and operate the proposed Sports Bar, along with sending us information necessary to complete each Franchise Agreement, all on the schedule that we periodically specify in our development policies.

1. Our Acceptance of the Proposed Site. You must receive our written acceptance of your proposed site for the Sports Bar before we will issue a Franchise Agreement for that Sports Bar. We agree not to unreasonably withhold acceptance of a proposed site. In reviewing any proposed site, we will consider such matters as we deem material, including demographic characteristics of the proposed site, traffic patterns, competition, the proximity to other businesses, the nature of other businesses in proximity to the site, and other commercial characteristics (including the purchase or lease obligations for the proposed site) and the size of premises, appearance and other physical characteristics. Our acceptance of a proposed site, however, does not in any way constitute a guaranty by us as to the success of the Sports Bar. Despite any assistance, information or recommendations that we may provide (whether before or after the Effective Date) with respect to any site, we have made and will make no representations or warranties of any kind, express or implied, of the suitability of any site for a Buffalo Wild Wings Sports Bar. Our recommendation or acceptance of a site indicates only that we believe that the site meets or has the potential to meet, or that we have waived, the general criteria of site acceptability that we have established as of that time. Applying criteria that have appeared effective for other sites might not accurately reflect the potential for all sites, and, after we recommend or accept a site, demographic and/or other factors included in or excluded from

our site criteria could change, thereby altering a site's potential. The uncertainty and instability of these criteria are beyond our control, and we are not responsible if a site fails to meet our or your expectations.

2. Good Standing. We need not issue a Franchise Agreement if you (or your proposed Developer Subsidiary) do not then meet our current financial and operational standards and qualifications for new Buffalo Wild Wings Sports Bars. We need not issue a Franchise Agreement pursuant to this Agreement if you or any of your affiliates are in default of this Agreement, any Franchise Agreement entered into pursuant to this Agreement, or any other agreement between you or any of your affiliates and us or any of our affiliates, or have not satisfied on a timely basis all monetary and other material obligations under the Franchise Agreements for all existing Sports Bars.

3. Execution of Franchise Agreement. If you have complied with the requirements of this Agreement and our then current development policies, and we have accepted your proposed site for the Sports Bar, then we will issue a Franchise Agreement for that Sports Bar at that site. You (or a Developer Subsidiary) and we must enter into our then-current form of Franchise Agreement for the proposed Sports Bar, subject to paragraph 3.B, and provided that, if you are then in compliance with this Agreement (including the Development Schedule) when you are signing the Franchise Agreement, we will provide you the royalty fee incentives listed in Appendix E. You understand that we may modify the then-current form of Franchise Agreement from time to time and that it may be different than the current form of Franchise Agreement, including different fees and obligations. You understand and agree that any and all Franchise Agreements will be construed and exist independently of this Agreement. The continued existence of each Franchise Agreement will be determined by the terms and conditions of such Franchise Agreement. Except as specifically set forth in this Agreement, the establishment and operation of each Sports Bar must be in accordance with the terms of the applicable Franchise Agreement.

C. Independent Investigation. You acknowledge that you have conducted an independent investigation of the prospects for the establishment of Sports Bars within the Development Territory, and recognize that the business venture contemplated by this Agreement involves business and economic risks and that your financial and business success will be primarily dependent upon the personal efforts of you and your management and employees. We expressly disclaim the making of, and you acknowledge that you have not received, any estimates, projections, warranties or guaranties, express or implied, regarding potential gross sales, profits, earnings or the financial success of the Sports Bars you develop within the Development Territory.

D. Future Investment. You recognize and acknowledge that this Agreement requires you to open Sports Bars in the future pursuant to the Development Schedule. You further acknowledge that the estimated expenses and investment requirements set forth in Items 6 and 7 of our current franchise disclosure document are subject to increase over time, and that future Sports Bars likely will involve greater initial investment and operating capital requirements than those stated in the franchise disclosure document provided to you prior to the execution of this Agreement. You (or a Developer Subsidiary) are obligated to execute all the Franchise Agreements and open all the Sports Bars on the dates set forth on the Development Schedule, regardless of: (i) the requirement of a greater investment; (ii) the financial condition or performance of your prior Sports Bars; or (iii) any other circumstances, financial or otherwise. The foregoing shall not be interpreted as imposing any obligation upon us to execute the Franchise Agreements under this Agreement if you have not complied with each and every condition necessary to develop the Sports Bars.

TERM

5. Unless sooner terminated in accordance with paragraph 8 of this Agreement, the term of this Agreement and all rights granted to you will expire without further notice on the date upon which the last Franchise Agreement for your last Developer Sports Bar under the Development Schedule is signed or is scheduled to be signed under the Development Schedule (whichever is earlier).

YOUR DUTIES

6. You must perform the following obligations:

A. Franchise Agreements. You must comply (or cause the applicable Developer Subsidiary to comply) with all of the terms and conditions of each Franchise Agreement, including the operating requirements specified in each Franchise Agreement.

B. Confidential Information. You agree that you, the Principal Owners, each of your guarantors, officers, directors, members, managers, partners, employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. For purposes of this Agreement, "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, specifications, processes, procedures and/or improvements regarding the development or operation of a Buffalo Wild Wings Sports Bar that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of a Buffalo Wild Wings Sports Bar, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data collected through the Sports Bar's POS system) of or relating to any Sports Bar's customers or prospective customers; and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating a Sports Bar pursuant to a Franchise Agreement. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons owning an interest in you, the Principal Owners, and key employees. You must provide executed copies of these agreements to us upon our request.

C. Compliance with Law. You must comply with all requirements of federal, state and local laws, rules and regulations.

D. Training. You must, at your expense, comply with all of the training requirements we prescribe with respect to the development and operation of the Sports Bars to be developed under this Agreement. Our training requirements may vary depending on the number of Sports Bars that you (and your Developer Subsidiaries) are operating or required to develop under this Agreement, and may require your (or your Developer Subsidiaries') personnel to provide training to your (and their) other personnel at the Sports Bars. Each person whom we require to attend training must complete that training to our satisfaction.

DISPUTE RESOLUTION

7. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the development rights, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee or developer will not apply unless its jurisdictional requirements are met independently without reference to this subparagraph.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement or the business you operate under this Agreement, or our relationship with you, will be entitled to recover its reasonable attorneys' fees and costs.

D. Claims. You and your Principal Owners and guarantors may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the BUFFALO WILD WINGS® business, or our relationship with you, unless the claim or cause of action is commenced within one year following the first act or omission giving rise to the claim or cause of action.

E. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SUBPARAGRAPH 11.A, WE AND YOU (AND THE PRINCIPAL OWNERS) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR PRINCIPAL OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR PRINCIPAL OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR PRINCIPAL OWNERS).

DEFAULT AND TERMINATION

8. The following provisions apply with respect to default and termination:

A. Our Reliance. The rights and territorial protection granted to you in this Agreement have been granted in reliance on your representations and warranties, and strictly on the conditions set forth in this Agreement, including the condition that you comply strictly with the Development Schedule.

B. Defaults. You are in default under this Agreement if you breach any of the terms of this Agreement, including the failure to meet the Development Schedule.

C. Termination by Us. We have the right to terminate this Agreement in accordance with the following provisions:

1. Termination After Opportunity to Cure. Except as otherwise expressly provided in this subparagraph 8.C or elsewhere in the Agreement: (i) you will have 30 days from the date of our issuance of a written notice of default to cure any default under this Agreement; (ii) your failure to cure a default within the 30-day period will provide us with good cause to terminate this Agreement; (iii) the termination will be accomplished by mailing or delivering to you written notice of termination that will identify the grounds for the termination; and (iv) the termination will be effective immediately upon our issuance of the written notice of termination.

2. Immediate Termination With No Opportunity to Cure. In the event any of the following defaults occurs, you will have no right or opportunity to cure the default and this Agreement will terminate effective immediately on our issuance of written notice of termination: (i) any material misrepresentation or omission in your franchise application; (ii) any unauthorized use of the Confidential Information; (iii) insolvency of you, a Principal Owner or guarantor; (iv) you, a Principal Owner or guarantor making an assignment or entering into any similar arrangement for the benefit of creditors; (v) conviction of you, any Principal Owners or guarantors of (or pleading no contest to) any felony regardless of the nature of the charges; (vi) any actions that infringe upon, harm or contest or parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks or impair or tend to impair your reputation; (vii) a receiver (permanent or temporary) of your property is appointed by a court of competent authority; (viii) a final judgment against you remains unsatisfied of record for 30 days or longer (unless a supersedeas bond is filed); (ix) execution is levied against your business or property; (x) suit to foreclose any lien or mortgage against the premises or equipment is instituted against you and not dismissed within 30 days, or is not in the process of being dismissed; (xi) you fail to meet the development obligations set forth in the Development Schedule; or (xii) we have delivered to you or any of your affiliates a notice of termination of a franchise agreement in accordance with its terms and conditions, or you or any of your affiliates have terminated a franchise agreement with us under any circumstances other than in accordance with the provisions of that franchise agreement due to our breach thereof.

RIGHTS AND DUTIES OF PARTIES UPON TERMINATION OR EXPIRATION

9. Upon termination or expiration of this Agreement, all rights granted to you will automatically terminate, and:

A. No Further Rights. All remaining rights granted to you to develop Sports Bars under this Agreement will automatically be revoked and will be null and void. You will not be entitled to any refund of any fees. You will have no right to develop or operate any Sports Bar for which a Franchise Agreement has not been executed by us. We will be entitled to develop and operate, or to franchise others to develop and operate, Buffalo Wild Wings Sports Bars in the Development Territory, except as may be otherwise provided under any Franchise Agreement that has been executed between us and you or a Developer Subsidiary and that has not been terminated.

B. Reference as Our Developer. You must immediately cease to operate your business under this Agreement and must not thereafter, directly or indirectly, represent to the public or hold yourself out as a present or former developer of ours.

C. Pay Amounts Due. You must within 30 days of the termination or expiration pay all sums owing to us and our affiliates, including the balance of the initial franchise fees (if any) that we would have received had you developed all of the Sports Bars set forth in the Development Schedule. In addition, you agree to pay as fair and reasonable liquidated damages (but not as a penalty) an amount equal to $50,000 for each undeveloped Sports Bar. You agree that this amount is for lost revenues from royalty fees and other amounts that would have been payable to us, including the fact that you were holding the development rights for those Sports Bars and precluding the development of certain Sports Bars in the Development Territory, and that it would be difficult to calculate with certainty the amount of damage we will incur. Notwithstanding your agreement, if a court determines that this liquidated damages payment is unenforceable, then we may pursue all other available remedies, including consequential damages.

All unpaid amounts will bear interest at the rate of 18% per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual. In the event of termination for any default by you, the sums due will include all damages, costs, and expenses, including reasonable attorneys' fees and expenses, incurred by us as a result of the default. You also must pay to us all damages, costs and expenses, including reasonable attorneys' fees and expenses, that we incur subsequent to the termination or expiration of this Agreement in obtaining injunctive or other relief for the enforcement of any provisions of this Agreement.

D. Purchase Option. If this Agreement is terminated solely for your failure to meet the Development Schedule and for no other reason whatsoever, and you or Developer Subsidiaries have opened at least 50% of the total number of Sports Bars provided for in the Development Schedule, then you and the applicable Developer Subsidiaries may continue to operate those existing Sports Bars under the terms of the separate Franchise Agreement for each Sports Bar. On the other hand, if this Agreement is terminated under any other circumstance, we have the option to purchase from you or the applicable Developer Subsidiary all the assets used in the Sports Bars that have been developed prior to the termination of this Agreement. Assets include leasehold improvements, equipment, furniture, fixtures, signs, inventory, liquor licenses and other transferable licenses and permits for the Sports Bars. You agree to cause each Developer Subsidiary to comply with the terms of this subparagraph 9.D.

We have the unrestricted right to assign this option to purchase. We or our assignee will be entitled to all customary warranties and representations given by the seller of a business, including representations and warranties as to: (i) ownership, condition and title to assets; (ii) liens and encumbrances relating to the assets; and (iii) validity of contracts and liabilities inuring to us or affecting the assets, contingent or otherwise. The purchase price for the assets of the Sports Bars will be determined in accordance with the post-termination purchase option provision in the individual Franchise Agreement for each Sports Bar (with the purchase price to include the value of any going concern/accounting goodwill of the business attributable to the operation of the Sports Bar if you (or the applicable Developer Subsidiary) are in compliance with the terms and conditions of the Franchise Agreement for that Sports Bar). The purchase price must be paid in cash at the closing of the purchase, which must take place no later than 90 days after your receipt of notice of exercise of this option to purchase, at which time you (or the applicable Developer Subsidiary) must deliver instruments transferring to us or our assignee: (i) good and merchantable title to the assets purchased, free and clear of all liens and encumbrances (other than liens and security interests acceptable to us or our assignee), with all sales and other transfer taxes paid by you or the applicable Developer Subsidiary; and (ii) all licenses and permits of the Sports Bars that may be assigned or transferred. If you or the applicable Developer Subsidiary cannot deliver clear title to all of the purchased assets, or in the event there are other unresolved issues, the closing of the sale will be accomplished through an escrow. We have the right to set off against and reduce the purchase price by any and all amounts owed by you or your Developer Subsidiaries to us, and the amount of any

encumbrances or liens against the assets or any obligations assumed by us. You, the applicable Developer Subsidiary, and each holder of an interest in you and/or that Developer Subsidiary must indemnify us and our affiliates against all liabilities not so assumed. You or the applicable Developer Subsidiary must maintain in force all insurance policies required pursuant to the applicable Franchise Agreement until the closing on the sale.

E. Survival. All of our and your obligations that expressly or by their nature survive the expiration or termination of this Agreement will continue in full force and effect subsequent to and notwithstanding its expiration or termination and until they are satisfied or by their nature expire.

TRANSFER

10. The following provisions govern any transfer:

A. Transfer by Us. We have the right to transfer all or any part of our rights or obligations under this Agreement to any person or legal entity.

B. Transfer by You. We have entered into this Agreement with specific reliance upon your personal experience, skills and managerial and financial qualifications. Consequently, this Agreement, and your rights and obligations under it, are and will remain personal to you. You may transfer your rights and interests under this Agreement, or any direct or indirect ownership interest in you, only if you (i) obtain our prior written consent, (ii) comply with all conditions and requirements for that transfer under all Franchise Agreements signed pursuant to this Agreement, and (iii) transfer all of your and all Developer Subsidiaries' rights and interests under all Franchise Agreements for Sports Bars in the Development Territory. Accordingly, the assignment terms and conditions of the Franchise Agreements signed pursuant to this Agreement shall apply to any transfer of your rights and interests under this Agreement. As used in this Agreement, the term "transfer" (whether or not capitalized) means any sale, assignment, gift, pledge, mortgage or any other encumbrance, transfer by bankruptcy, transfer by judicial order, merger, consolidation or exchange of ownership interests, issuance of ownership interests or similar securities, transfer by operation of law or otherwise, whether direct or indirect, voluntary or involuntary, of this Agreement or any interest in it, or any rights or obligations arising under it, or of any material portion of your assets, or of any interest in you.

MISCELLANEOUS

11. The parties agree to the following provisions:

A. Indemnification. You agree to protect indemnify, defend, reimburse, and hold harmless us, our affiliates, and our and their respective owners, officers, directors, employees, agents, representatives, successors and assigns from and against any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to the development, use or operation of any of your of the Developer Subsidiaries' Sports Bars, the business you conduct under this Agreement, or your breach of or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any claim or proceeding that is subject to this subparagraph 11.A.

B. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be

deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses.

C. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the business you operate under this Agreement. Any policies that we adopt and implement from time to time to guide us in our decision-making are subject to change, are not party of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your business. There are no representations or warranties of any kind, express or implied, except as contained in this Agreement. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

D. Notices. Except as otherwise provided in this Agreement, any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328;

2. If intended for you, addressed to you at the address listed on the cover page to this Agreement or at any Sports Bar;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this subparagraph 11.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder will be valid only if in writing executed by the Principal Owner or, if on behalf of us, in writing executed by our President or one of our authorized Vice Presidents.

F. References. If the developer is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to Sections and Appendices shall mean the applicable Section of or Appendix to his Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words “include,” “including,” and words of similar import shall be interpreted to mean “including, but not limited to” and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Guarantee. If you are a corporation, limited liability company or partnership or other legal entity, all of your Principal Owners must execute the form of undertaking and guaranty at the end of this Agreement. Any person or entity that at any time after the date of this Agreement becomes a Principal Owner must execute the form of undertaking and guaranty at the end of this

Agreement within 10 days from the date such person or entity becomes a Principal Owner; provided, however, that any person or entity who becomes a Principal Owner shall automatically acquire all the obligations of a Principal Owner under this Agreement at the time such person or entity becomes a Principal Owner. Before approving and entering into any transaction that would make any person or entity a Principal Owner, you must notify such person about the content of this subparagraph.

H. Successor/Assigns. Subject to the terms of Section 6 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successor and assigns of the parties.

I. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or Buffalo Wild Wings Sports Bars generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or Buffalo Wild Wings Sports Bars include enhancing the value of the Trademarks, improving customer service and satisfaction, improving product quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or Buffalo Wild Wings Sports Bars.

J. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other. Neither party may obligate the other or represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence.

K. Force Majeure. In the event of any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend

performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or amounts due thereafter.

L. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly, we have the right to vary the Menu Items and other standards, specifications, and requirements for any Buffalo Wild Wings Sports Bars or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such restaurant, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other Buffalo Wild Wings Sports Bar.

M. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorneys or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

N. Effective Date. We will designate the "Effective Date" of this Agreement in the space provided on the cover page. If no Effective Date is designated on the cover page, the Effective Date is the date when we sign this Agreement.

O. No Waiver or Disclaimer of Reliance in Certain States. The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

> No statement, questionnaire or acknowledgment signed or agreed by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

IN WITNESS WHEREOF, the parties have executed the foregoing Agreement as of the dates written below.

YOU:

____

Date:____

By:____

Name: ________________________________

Title: ________________________________

US:

BUFFALO WILD WINGS INTERNATIONAL, INC.

Date:____

By:____

Name: ________________________________

Title: ________________________________

Appendix A to the Area Development Agreement

Guaranty and Assumption of Obligations

THIS GUARANTY AND ASSUMPTION OF OBLIGATIONS is given this ____day of ___________________, 20___, by each of the undersigned parties.

A. In consideration of, and as an inducement to, the execution of that certain Area Development Agreement (together with all amendments or modifications, the "Agreement") on this date by **Buffalo Wild Wings International, Inc.** ("BWW"), each of the undersigned unconditionally (a) guarantees to BWW and its successors and assigns, for the term of the Agreement (including extensions) and afterward as provided in the Agreement, that ______________________________ ("Developer") will punctually pay and perform each and every undertaking, agreement, and covenant set forth in the Agreement; and (b) agrees to be bound by, and liable for the breach of, each and every provision in the Agreement, both monetary obligations and obligations to take or refrain from taking specific actions or to engage or refrain from engaging in specific activities, including, without limitation, the arbitration, non-competition, confidentiality, and transfer requirements.

B. Each of the undersigned acknowledges that (a) he, she or it is either an owner (whether direct or indirect) of Developer or otherwise has a direct or indirect relationship with Developer or its affiliates; (b) he, she or it will benefit significantly from BWW's entering into the Agreement with Developer; and (c) BWW would not enter into the Agreement unless each of the undersigned agrees to sign and comply with the terms of this Guaranty.

C. Each of the undersigned consents and agrees that: (a) his, her or its direct and immediate liability under this Guaranty will be joint and several, both with Developer and among other guarantors; (b) he, she or it will render any payment or performance required under the Agreement upon demand if Developer fails or refuses punctually to do so; (c) this liability will not be contingent or conditioned upon BWW's pursuit of any remedies against Developer or any other person or entity; (d) this liability will not be diminished, relieved, or otherwise affected by any extension of time, credit, or other indulgence which BWW may from time to time grant to Developer or to any other person or entity, including, without limitation, the acceptance of any partial payment or performance or the compromise or release of any claims (including, without limitation, the release of other guarantors), none of which will in any way modify or amend this Guaranty, which will be continuing and irrevocable during the term of the Agreement (including extensions), for so long as any performance is or might be owed under the Agreement by Developer or any of its owners or guarantors, and for so long as BWW has any cause of action against Developer or any of its owners or guarantors; and (e) this Guaranty will continue in full force and effect for (and as to) any extension or modification of the Agreement, and despite the transfer of any direct or indirect interest in the Agreement or Developer, and each of the undersigned waives notice of any and all renewals, extensions, modifications, amendments, or transfers.

D. Each of the undersigned waives: (a) all rights to payments and claims for reimbursement or subrogation that any of the undersigned may have against Developer arising as a result of the undersigned's execution of and performance under this Guaranty, for the express purpose that none of the undersigned shall be deemed a "creditor" of Developer under any applicable bankruptcy law with respect to Developer's obligations to BWW; (b) all rights to require BWW to proceed against Developer for any payment required under the Agreement, proceed against or exhaust any security from Developer, take any action to assist any of the undersigned in seeking reimbursement or subrogation in connection with this Guaranty or pursue, enforce or exhaust any remedy, including any legal or equitable relief, against Developer; (c) any benefit of, or any right to participate in, any security now or hereafter held by BWW; and (d) acceptance and notice of acceptance by BWW of his, her or its undertakings under this Guaranty,

all presentments, demands and notices of demand for payment of any indebtedness or non-performance of any obligations hereby guaranteed, protest, notices of dishonor, notices of default to any party with respect to the indebtedness or nonperformance of any obligations hereby guaranteed, and any other notices and legal or equitable defenses to which he, she or it may be entitled. BWW shall have no present or future duty or obligation to the undersigned under this Guaranty, and each of the undersigned waives any right to claim or assert any such duty or obligation, to discover or disclose to the undersigned any information, financial or otherwise, concerning Developer, any other guarantor, or any collateral securing any obligations of Developer to BWW. Without affecting the obligations of the undersigned under this Guaranty, BWW may, without notice to the undersigned, extend, modify, supplement, waive strict compliance with, or release all or any provisions of the Agreement or any indebtedness or obligation of Developer, or settle, adjust, release, or compromise any claims against Developer or any other guarantor, make advances for the purpose of performing any obligations of Developer under the Agreement, and/or assign the Agreement or the right to receive any sum payable under the Agreement, and the undersigned each hereby jointly and severally waive notice of same. The undersigned expressly acknowledge that the obligations hereunder survive the expiration or termination of the Agreement.

E. In addition, the undersigned each waive any defense arising by reason of any of the following: (a) any disability, counterclaim, right of set-off or other defense of Developer, (b) any lack of authority of Developer with respect to the Agreement, (c) the cessation from any cause whatsoever of the liability of Developer, (d) any circumstance whereby the Agreement shall be void or voidable as against Developer or any of its creditors, including a trustee in bankruptcy of Developer, by reason of any fact or circumstance, (e) any event or circumstance that might otherwise constitute a legal or equitable discharge of the undersigned's obligations hereunder, except that the undersigned do not waive any defense arising from the due performance by Developer of the terms and conditions of the Agreement, (f) any right or claim of right to cause a marshaling of the assets of Developer or any other guarantor, and (g) any act or omission of Developer.

F. If BWW is required to enforce this Guaranty in a judicial proceeding, and prevails in such proceeding, BWW shall be entitled to reimbursement of its costs and expenses, including, but not limited to, reasonable accountants', attorneys', attorneys' assistants', and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses, whether incurred prior to, in preparation for, or in contemplation of the filing of any such proceeding. If BWW is required to engage legal counsel in connection with any failure by the undersigned to comply with this Guaranty, the undersigned shall reimburse BWW for any of the above-listed costs and expenses it incurs.

G. Each of the undersigned agrees that all actions arising under this Guaranty or the Agreement, or otherwise as a result of the relationship between BWW and the undersigned, must be brought exclusively in the federal or state court of general jurisdiction located closest to our then current principal office at the time that the action is brought. Each of the undersigned irrevocably submits to the jurisdiction of those courts and waives any objection he, she or it might have to either the jurisdiction of or venue in those courts. Nonetheless, each of the undersigned agrees that BWW may enforce this Guaranty and any arbitration orders and awards in the courts of the state or states in which he, she or it is domiciled or has assets. **EACH OF THE UNDERSIGNED IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, ARISING UNDER OR RELATING TO THIS GUARANTY OR ITS ENFORCEMENT**.

IN WITNESS WHEREOF, each of the undersigned has affixed his or her signature on the same day and year as the Agreement was executed.

GUARANTOR(S)

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

____
[Signature]

____
[Print Name]

Appendix B to the Area Development Agreement

STATEMENT OF OWNERSHIP/LEGAL COMPOSITION

1. 1. Please check one option: Individually Owned ☐, Corporation ☐, Sub-Chapter S Corporation ☐, Partnership ☐, or Limited Liability Company ☐ .

2. Individual Name or Entity Name: ____
   (This should be the individuals or the Developer to which the Area Development Agreement is issued.)

3. If Entity, duly organized on ______________________ and existing under the laws of the State of ___________

4. Principal Business Address (No PO Box #'s): ____

5. Direct and Indirect Owners:

Name	Address	Email Address	% Ownership

6. The following Owner/Shareholder/Partner/Member will spend full time in active management and is the control person:

Name	Address	Email Address	Title

PLEASE SUBMIT A COPY OF THE ORGANIZATION DOCUMENTS, IF APPLICABLE: Include Articles of Incorporation, Partnership Agreement, Limited Liability Company Operating Agreement, Bylaws, Certificate of Authority to do business in the state in which the business will be operated (if a foreign corporation, partnership or LLC), copies of all issued and outstanding stock certificates (front and back), copies of all cancelled stock certificates (front and back) and other applicable organization documents to confirm the legal composition of the Developer.

____________________ ____________________
Your Initials Our Initials

Appendix C to the Area Development Agreement

DESCRIPTION OF DEVELOPMENT TERRITORY

	Market Point #	Territory	City	State	County	DMA
1.		[A [one (1)] mile radius of the site-specific address of ______________ or specify: ______________.]				
2.		[A [one (1)] mile radius of the site-specific address of ______________ or specify: ______________.]				

____
Your Initials

____
Our Initials

Appendix D to the Area Development Agreement

DEVELOPMENT SCHEDULE AND DEVELOPMENT FEE

You acknowledge and agree that a material provision of the Area Development Agreement is that the following number of new Sports Bars must be developed, opened, and continuously operating in the Development Territory in accordance with the following Development Schedule:

Sports Bar Number	**Date by Which Franchise Agreement Must be Signed**	**Date by Which Sports Bar Must be Opened and Operating**	**Cumulative number of Sports Bars Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column**
1	Date of this Agreement		1
2			2

For purposes of determining compliance with the above Development Schedule: (1) only the Sports Bars actually open and continuously operating for business in the Development Territory in compliance with the applicable franchise agreement as of a given date will be counted toward the Development Schedule, and (2) only the new Sports Bars you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Sports Bars required to be open and continuously operating in the Development Territory. Any Sports Bars that you or your affiliates acquire from us or another Buffalo Wild Wings® franchisee will not be counted towards the cumulative number of Sports Bars required to be open and continuously operating in the Development Territory under the Development Schedule above.

The Development Fee payable under the Area Development Agreement is $_____________, which is $12,500 times the number of Sports Bars that you are required to develop in the Development Territory under the Development Schedule.

_____________________ _____________________

Your Initials Our Initials

EXHIBIT D-1

INCENTIVE AMENDMENT TO THE AREA DEVELOPMENT AGREEMENT

2025 INCENTIVES AMENDMENT
TO THE BUFFALO WILD WINGS SPORTS BAR
AREA DEVELOPMENT AGREEMENT

This Incentives Amendment to the Area Development Agreement (the "**Amendment**") is made and entered into on ____________________ (the "**Effective Date**"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("**we**," "**us**," or "**our**") and ______________________ ("**you**" or "**your**").

BACKGROUND

A. [*Note: Only include this recital if the parties are signing a* ***new*** *Area Development Agreement to receive the incentives*] Simultaneously with signing this Amendment, we and you are signing an Area Development Agreement dated as of the date hereof (the "**Development Agreement**") granting you the right to develop multiple Buffalo Wild Wings Sports Bars in the Development Territory (the "**New Commitments**" or "**Incentive Commitments**"). All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

B. [*Note: Only include this recital if the parties are* ***amending an existing*** *Area Development Agreement to receive the incentives*] Simultaneously with signing this Amendment, we and you are amending that certain Area Development Agreement dated ___________________ (as amended, the "**Development Agreement**") granting you the right to develop new, additional Buffalo Wild Wings Sports Bars in the Development Territory (each a "**New Commitment**" and collectively, the "**New Commitments**"). You understand that the terms of this Amendment will apply to all New Commitments and any Sports Bar(s) you agreed to develop before entering into this Amendment but have not opened as of the date you sign this Amendment (collectively, the "**Incentive Commitments**"). All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

C. Before developing and operating each Incentive Commitment that you agree to open under the Development Agreement, you must sign the then-current form of Franchise Agreement (each a "**Franchise Agreement**" and, collectively, the "**Franchise Agreements**").

D. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under each Franchise Agreement you signed in connection with the Development Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Development Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Application of Amendment**. We and you are signing this Amendment because we and you are signing or amending the Development Agreement on or before March 31, 2026 and the New Commitments you develop under the Development Agreement may be eligible for one or more incentive programs described in this Amendment. Therefore, notwithstanding any terms in the Development Agreement to the contrary, if you meet the applicable incentive program conditions, then we agree that the Franchise Agreement(s) that we and you sign for certain Sports Bar(s) developed under the Development Agreement will reflect the terms of the applicable incentive programs described in this Amendment.

2. **<u>New Restaurant Opening Incentive Program</u>**. Because we and you are signing this Amendment before March 31, 2026 to develop one or more New Commitments, each Incentive Commitment you agree to develop under the Development Schedule will receive the benefits of our "New Restaurant Opening" or "NRO" incentive program, if (a) when you open the Sports Bar, you and your affiliates are in substantial compliance with the Development Agreement and each other agreement between us and you or your affiliates, including the applicable Franchise Agreement, (b) you open and begin operating that Sports Bar in compliance with the Development Agreement and the applicable Franchise Agreement on or before the deadline in the Development Schedule (the "**Applicable Opening Deadline**"), (c) you provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Sports Bar within 120 days after the Sports Bar first opens for business, and (d) you build that Sports Bar in the design, to the specifications, and at the location approved by us in compliance with the Development Agreement and the applicable Franchise Agreement, then you will receive the benefits of the New Restaurant Opening incentive program described in this Section. If you fail to satisfy any of the conditions listed in (a) through (d) above, the New Restaurant Opening incentive program will not apply to the Sports Bar(s). If you satisfy the conditions in (a) through (d) above, then under the applicable Franchise Agreement:

a. We will credit an amount equal to the initial franchise fee you paid plus the portion of the development fee that we credit towards that initial franchise fee, up to $25,000, towards the Royalty Fees owed under that Franchise Agreement.

b. We will provide you an additional credit equal to $100,000 towards the Royalty Fees owed under the Franchise Agreement, provided we and you signed the Development Agreement on or before June 30, 2025.

c. The Royalty Fee will be amended as set forth below:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	2%
Year 3	3%
Year 4	4%
Year 5 through remainder of the term	5%

3. **<u>Early Opening Incentive</u>**. If you meet the requirements of the New Restaurant Opening incentive program set forth above, then for each Franchise Agreement that is executed for a Incentive Commitment in accordance with the Development Agreement, and you open and begin operating the Sports Bar in accordance with the Franchise Agreement before the Applicable Opening Deadline, then the Royalty Fee will be zero percent (0%) from the date you open the Sports Bar until the Applicable Opening Deadline (not to exceed twelve (12) months), and then the applicable royalty rate shall apply. If you open the Sports Bar on or after the Applicable Opening Deadline, the Early Opening Incentive described in this Section will not apply to the Sports Bar.

4. **<u>VetFran Program</u>**. [*Note: Only include if the Developer or its owner(s) qualify for the VetFran Program.*] Because we and you are signing this Amendment before March 31, 2026 and you are a veteran or returning service member who has not previously signed, or had an affiliate that signed, a Development Agreement or Franchise Agreement with us and who qualifies and signs the Development Agreement to develop two or more New Commitments, each Incentive Commitment you develop under the Development Schedule will receive the benefits of our "VetFran Program" incentive if (a) when you open the Sports Bar, you and your affiliates are in substantial compliance with the Development Agreement

and each other agreement between us and you or your affiliates, (b) you open and begin operating that Sports Bar in compliance with the applicable Franchise Agreement on or before the Applicable Opening Deadline, (c) you provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Sports Bar within 120 days after the Sports Bar first opens for business, and (d) you build that Sports Bar in the design, to the specifications, and at the location approved by us in accordance with the Development Agreement and the applicable Franchise Agreement. If you satisfy the conditions in (a) through (d) above, then we will credit an amount equal to $10,000 towards the Royalty Fees owed under each Franchise Agreement signed in connection with the Development Agreement, up to $100,000 in total. If you fail to satisfy any of the conditions listed in (a) through (d) above, the VetFran Program will not apply to the Sports Bar(s).

5. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Development Agreement. If there is an inconsistency between this Amendment and the Development Agreement, the terms of this Amendment shall control. This Amendment, together with the Development Agreement, constitutes the entire agreement among the parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Development Agreement will remain in full force and effect as originally written and signed.

[*signature page to follow*]

IN WITNESS WHEREOF, the parties have executed this Amendment the Effective Date.

YOU:

____

By:________________________________
Name:______________________________
Title:______________________________

US:

BUFFALO WILD WINGS
INTERNATIONAL, INC.

By:________________________________
Name:______________________________
Title:______________________________

EXHIBIT E

LIST OF SPORTS BAR LOCATIONS
AS OF DECEMBER 29, 2024

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
AK	Anchorage	3611	3400 C Street	99503	907-563-9464	FROZEN WINGS, INC.
AL	Alabaster	3285	840 Colonial Prommendade Parkway	35007	205-664-0040	SOUTHERN WINGS FOUR, LLC
AL	Albertville	3915	128 AL HWY 75	35950	256-660-0636	Albertville OpCo, LLC
AL	Athens	3814	935 US Highway 72	35611	256-998-5300	Patton Athens OpCo, LLC
AL	Birmingham	3163	4507 Riverview Parkway	35242	205-991-1955	SOUTHERN WINGS TWO, LLC
AL	Birmingham	3232	5915 Trussville Crossing Parkway	35173	205-655-2521	SOUTHERN WINGS THREE, LLC
AL	Birmingham	3850	1416 4th Avenue South	35233	205-297-0090	SOUTHERN WINGS TWELVE, LLC
AL	Chelsea	3885	110 Atchison Parkway	35043	205-677-9058	Southern Wings Fourteen, LLC
AL	Cullman	3767	1700B 2nd Avenue SW	35055	256-736-1499	CULLMAN OPCO, LLC
AL	Daphne	4116	6840 Highway 90	36526	251-426-9464	POTTERS WINGS DAPHNE, LLC
AL	Decatur	3685	945 Wimberly Drive SW	35603	256-301-5454	DECATUR OPCO, LLC
AL	Florence	3536	2870 Florence Blvd.	35360	256-740-8464	FLORENCE OPCO, LLC
AL	Foley	3879	2600 South McKenzie Street	36535		POTTERS WINGS FOLEY, LLC
AL	Gadsden	3862	91 East Chestnut Street	35903	256-467-4540	GADSDEN OPCO, LLC
AL	Gardendale	3636	2505 Caufield Drive	35071	205-631-7646	SOUTHERN WINGS TEN, LLC
AL	Hoover	3133	2772 John Hawkins Parkway	35244	205-983-9464	SOUTHERN WINGS, LLC
AL	Huntsville	3813	7042 Highway 72 West	35806	256-890-8500	Huntsville OpCo, LLC
AL	Mobile	3433	6341 Airport Blvd.	36608	251-378-5955	POTTER'S WINGS, LLC
AL	Oxford	3886	1150 Oxford Exchange Boulevard	36203	256-342-0214	SOUTHERN WINGS THIRTEEN, LLC
AL	Pell City	3816	290 Vaughn Lane	35125	205-814-7177	SOUTHERN WINGS ELEVEN, LLC
AL	Tuscaloosa	3320	2710 McFarland Blvd. East	35405	205-523-0273	SOUTHERN WINGS FIVE, LLC
AR	Bentonville	3227	2707 SE Moberly Lane	72712	479-254-9464	Bentonville Wings, LLC
AR	Bryant	3798	7206 Alcoa Road	72022	501-778-9464	BRYANT WINGS, LLC
AR	Conway	3577	675 Amity Road	72032	501-205-1940	CONWAY WILD WINGS, LLC
AR	Fayetteville	3805	3990 North Steele Blvd.	72701	479-251-9464	Fayetteville Wings, LLC
AR	Fort Smith	3572	6550 Rogers Avenue	72903	479-222-6700	FORT SMITH FIERY HOT, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
AR	Jonesboro	3691	1503 Red Wold Blvd.	72401	870-336-3920	JONESBORO WINGS, LLC
AR	Little Rock	3449	14800 Cantrell Road	72223	501-868-5279	R WINGS R WILD, LLC
AR	Russellville	4087	2212 E Parkway Dr	72802	479-567-5772	Mark S. Group Corporation
AR	Sherwood	3621	4600 Silver Creek Drive	72120	501-819-0192	NORTH LITTLE ROCK WINGS, LLC
AR	Springdale	3318	6938 West Sunset	72762	479-419-5374	Springdale Wings, LLC
AZ	Bullhead City	3359	2040 Highway 95	86442	928-763-9464	LANCASTER WINGS WEST III, LLC
AZ	Casa Grande	3759	859 North Promenade Parkway	85194	520-836-9464	MCQUELLIOT-AZ, INC.
AZ	Flagstaff	3176	2700 South Woodlands Village Blvd., Suite 550	86001	928-774-3550	LANCASTER WINGS WEST, LLC
AZ	Gilbert	3184	970 South Gilbert Road	85296	480-632-9464	GIL-WARNER-AZ, INC.
AZ	Prescott Valley	3248	2985 North Centre Court	86314	928-759-9800	LANCASTER WINGS WEST II, LLC
AZ	Yuma	3236	1317 South Yuma Palms Parkway	85365	928-373-2300	WINGS WEST ONE, LLC
CA	Aliso Viejo	3558	26711 Aliso Creek Road	92656	949-461-2652	SC WINGS ALISO VIEJO, LLC
CA	Apple Valley	3421	18965 Bear Valley Road	92308	760-961-1500	WINGMEN V, LLC
CA	Bakersfield	3527	5677 Gosford Road	93313	661-664-4550	WINGMEN V, LLC
CA	Bakersfield	3841	3316 Coffee Road	93308	661-587-3830	WINGMEN V, LLC
CA	Buena Park	3463	8301B On the Mall	90620	714-538-9464	SC Wings Buena Park, LLC
CA	Burbank	3466	127 East Palm Avenue	91502	818-524-2373	WINGMEN V, LLC
CA	Canyon Country	3687	19252 Soledad Canyon Road	91351	661-250-9464	WINGMEN V, LLC
CA	Carson	3758	736 Del Amo Blvd.	90746	310-436-7793	Carson Wild Wings, LLC
CA	Chico	3743	845 East Avenue	95926	530-592-3251	WINGMEN V, LLC
CA	Chino Hills	3333	3160 Chino Avenue	91709	909-591-9035	WINGMEN V, LLC
CA	Dublin	3436	3712 Dublin Blvd.	94568	925-361-0447	FJC MANAGEMENT, INC.
CA	Eastvale	3384	12411 Limonite Avenue, Suite 650	91752	951-360-6086	WINGMEN V, LLC
CA	Glendale	3662	142-C South Brand Street	91205	818-545-3885	WINGMEN V, LLC
CA	Huntington Beach	3593	7811 Edinger Avenue, Suite 124	92647	714-898-8300	SC WINGS HUNTINGTON BEACH, LLC
CA	Irvin	3347	14110 Culver Drive	92604	949-872-2999	GREAT LAKES EQUITY PARTNERS, LLC
CA	Lake Forest	3419	23600 Rockfield Blvd.	92630	949-588-9464	ORANGE COUNTY EQUITY PARTNERS, LLC
CA	Los Angeles	3822	3150 Wilshire Blvd., Suite 100	90010	213-201-6570	KOREATOWN WILD WINGS, LLC
CA	Los Angeles	3930	555 North Springs St	90012	323-329-6285	Chinatown Wild Wings LLC
CA	Mission Viejo	3514	27741 Crown Valley Parkway, Suite 303	92691	949-582-2660	SC WINGS MISSION VIEJO, LLC
CA	Montclair	3833	4955 South Montclair Plaza Lane	91763	909-399-9465	WINGMEN V, LLC
CA	Moreno Valley	3511	12450 Day Street	92553	951-653-9464	MORENO VALLEY WING COMPANY, LLC
CA	Murrieta	3324	40484 Murrieta Hot Springs Road	92563	951-677-3636	ISHA INVESTMENTS, INC.
CA	Orange	3575	20 City Blvd., Suite 901	92868	714-939-9151	SC WINGS BLOCK, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
CA	Palmdale	3403	40155 10th Street West	93551	661-947-0900	WINGMEN V, LLC
CA	Pasadena	3562	1000 South Fair Oaks Avenue	91105	626-993-6400	WINGMEN V, LLC
CA	Petaluma	3698	401 Kenilworth Drive, Suite 810	94952	707-765-9464	WINGMEN V, LLC
CA	Rancho Cucamonga	3247	8188 Day Creek Blvd.	91739	909-899-9832	WINGMEN V, LLC
CA	San Bernardino	3705	690 East Hospitality Lane	92408	909-380-7692	SAN BERNARDINO WING COMPANY, LLC
CA	Temecula	3869	32401 Temecula Parkway	92592	951-303-0225	ISHARYAAN, LLC
CA	Torrance	4057	25401 Crenshaw Blvd	90505	310-542-3400	TORRANCE WILD WINGS, LLC
CA	Vacaville	3540	1601 East Monte Vista Avenue	95688	707-474-5222	FJC MANAGEMENT, INC.
CA	West Covina	3484	2548 East Workman Avenue	91791	626-967-9888	WINGMEN V, LLC
CA	Yuba City	3744	1086 Harter Parkway	95993	530-755-9851	WINGMEN V, LLC
CT	Danbury	3431	26 Backus Avenue	06810	203-794-9453	MUNSON OF NEW ROCHELLE WINGS LLC
CT	Manchester	3603	112 Buckland Street	06042	860-649-9464	FLETCH, LLC
CT	Milford	3296	1201 Boston Post Road	06460	203-877-9453	MUNSON OF NEW ROCHELLE WINGS LLC
CT	North Haven	3594	350 Universal Drive North	06473	203-234-9453	MUNSON OF NEW ROCHELLE WINGS LLC
CT	Shelton	4140	387 Bridgeport Avenue	06484	203-903-4111	MUNSON BUFFALO RESTAURANT GROUP LLC
CT	Southington	3663	750 Queen Street	06489	860-863-5144	GRAMPY, LLC
CT	Stamford	3349	208 Summer Street	06901	203-324-9453	MUNSON OF NEW ROCHELLE WINGS LLC
CT	Waterbury	3623	315 Union Street	06706	203-574-9464	FINNAVA, LLC
CT	Wethersfield	3707	1267 Silas Deane Highway	06109	860-571-9464	MESSNER, LLC
CT	Windsor	3322	703 Poquonock Avenue	06095	860-688-9464	INFERNO, LLC
DE	Bear	3226	1887 Pulaski Highway	19701	302-832-3900	ROUND 1, LLC
DE	Dover	3281	680 South Bay Road	19901	302-346-9464	SECOND 2 NONE, LLC
DE	Middletown	3299	540 West Main Street	19709	302-285-0000	TRY-FECTA, LLC
DE	Milford	3932	104 Silicato Parkway	19963	302-491-7048	FRONT 9, LLC
DE	Newark	3444	100 South Main Street	19711	302-731-3145	STARTING 5, LLC
DE	Newark	3831	501 Stanton Christiana Road	19713	302-999-9211	FOURSOME, LLC
DE	Rehoboth Beach	3612	19930 Lighthouse Plaza Blvd.	19971	302-727-5946	7TH INNING STRETCH, LLC
FL	Boynton Beach	3909	1401 North Congress Avenue	33426	561-736-8697	GDF Partners Florida, LLC
FL	Coral Springs	3904	5840 Wiles Road	33067	954-255-6744	GDF Partners Florida, LLC
FL	Cutler Bay	3912	20505 South Dixie Highway	33156	305-238-8850	GDF Partners Florida, LLC
FL	Deerfield Beach	3910	1219 South Federal Highway	33441	954-570-0405	GDF Partners Florida, LLC
FL	Fort Walton Beach	3109	99 Eglin Parkway	32548	850-301-9464	BUCK HAWK OF FLORIDA, INC.
FL	Homestead	3799	2580 NE 10th Court	33033	305-248-9464	WINGMEN V, LLC
FL	Jensen Beach	3908	3299 NW Federal Highway	34957	772-692-0465	GDF Partners Florida, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
FL	Miami	3911	11401 NW 12th Street	33172	305-513-2660	GDF Partners Florida, LLC
FL	Navarre	3921	8234 Navarre Parkway	32566	850-801-9464	Potters Wings Navarre, LLC
FL	Panama City Beach	3404	701 South Pier Park Drive, Suite 100	32413	850-236-0325	SOLAR SIMIANS, INC.
FL	Pembroke Pines	3906	11555 Pines Blvd.	33026	954-499-1439	GDF Partners Florida, LLC
FL	Plantation	3907	8000 West Broward Blvd.	33388	954-370-0194	GDF Partners Florida, LLC
FL	Wellington	3903	2837 South State Road	33414	561-383-8527	GDF Partners Florida, LLC
FL	West Palm Beach	3905	4567 Okechobee Blvd.	33417	561-687-2999	GDF Partners Florida, LLC
GA	Atlanta	3672	6000 North Terminal Parkway, Terminal D	30320	404-763-0770	PNH ATL BUFFALO WILD WINGS, LLC
GA	Rome	3916	737 Turner McCall Blvd NE	30165	706-237-6194	Rome OpCo, LLC
IA	Burlington	3541	1053 Lawrence Drive	52601	319-754-9464	WINGMEN V, LLC
IL	Bloomington	3233	3220 East Empire	61704	309-661-8027	WINGMEN V, LLC
IL	Bolingbrook	3183	777 East Boughton Road	60440	630-739-2999	WINGS R' US BOLINGBROOK, INC.
IL	Bradley	3367	2012 North State Route 50	60914	815-932-9453	BDAJ, INC.
IL	Calumet City	3462	1250 Torrence Avenue	60409	708-782-1020	AMC CALUMENT CITY, INC.
IL	Carbondale	3282	1435 East Main	62901	618-529-4686	Carbondale OpCo, LLC
IL	Champaign	3092	907 West Marketview Drive	61822	217-378-4400	WINGMEN V, LLC
IL	Chicago	3689	1832 North Clybourn Avenue	60614	773-868-9453	AMC CHICAGO, INC.
IL	Chicago Ridge	3460	111 Chicago Ridge Mall Drive, Suite F15	60415	708-424-9464	WILD FIVE, INC.
IL	Danville	3446	3101 North Vermilion Street	61832	217-442-9464	DANVILLE WINGS 2, LLC
IL	East Peoria	3246	833 West Camp Street	61611	309-699-9464	WINGMEN V, LLC
IL	Edwardsville	3330	249 Harvard Drive	62025	618-656-9464	AMC EDWARDSVILLE, INC.
IL	Effingham	3413	1001 Avenue of Mid America, Suite 1	62401	217-540-9464	WINGMEN V, LLC
IL	Elmhurst	3123	149 North York Street	60126	630-832-2999	WINGS R' US ELMHURST, INC.
IL	Forsyth	3415	851 South US Route 51	62535	217-877-8370	WINGMEN V, LLC
IL	Frankfort	3210	20596 South La Grange Road	60423	815-806-2223	GOT WINGS, INC.
IL	Galesburg	3389	2683 Seminary Street	61401	309-341-1244	WINGMEN V, LLC
IL	Homewood	3564	17510 South Halsted Street	60430	708-922-9453	AMC HOMEWOOD, INC.
IL	Jacksonville	3710	1235 West Morton Avenue	62650	217-866-1937	TENPUTT, INC.
IL	Lansing	3447	3720 Ridge Road	60438	708-895-3300	AMC LANSING, INC.
IL	Macomb	3352	1724 East Jackson	61455	309-833-5707	WINGMEN V, LLC
IL	Marion	3817	1311 Halfway Road	62959	618-997-9464	Marion OpCo, LLC
IL	Mattoon	3382	124 Dettro Drive	61938	217-258-9464	WINGMEN V, LLC
IL	Mt. Vernon	3538	227 Potomac Blvd.	62864	618-246-2999	Mt. Vernon OpCo, LLC
IL	New Lenox	3755	414 Nelson Road, Unit 414	60451	815-463-9333	HWGA, INC.
IL	Normal	3752	603 South Main Street	61761	309-808-4444	WINGMEN V, LLC
IL	O'Fallon	3294	1424 Central Park Circle	62269	618-624-6464	AMC O'FALLON ILLINOIS, INC.

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
IL	Orland Park	3126	15888 La Grange Road	60462	708-364-9464	FRALICH, INC.
IL	Pekin	3751	3333 Court Street	61554	309-201-4159	TWELVEPUTT, INC.
IL	Peoria	3174	5121 West American Prairie Drive	61615	309-691-9453	WINGMEN V, LLC
IL	Peru	3477	2807 Plaza Drive	61354	815-780-8283	WINGMEN V, LLC
IL	Plainfield	3154	11820 South Route 59	60585	815-436-8130	WINGS R' US PLAINFIELD, INC.
IL	Quincy	3369	6120 Broadway	62305	217-228-9288	WINGMEN V, LLC
IL	Romeoville	3213	74 South Weber Road	60446	815-372-2999	WINGS R' US ROMEOVILLE, INC.
IL	Savoy	3327	1335 Savoy Plaza Drive	61874	217-356-9464	WINGMEN V, LLC
IL	Springfield	3317	4420 Wabash Avenue	62711	217-546-9453	WINGMEN V, LLC
IL	Springfield	3526	2808 North Dirksen Parkway	62702	217-670-0048	WINGMEN V, LLC
IL	Sterling	3515	4304 East Lincolnway Avenue, Suite A	61081	815-564-9284	WINGMEN V, LLC
IL	Tinley Park	3258	7301 West 183rd Street	60477	708-444-2223	KBF, INC.
IN	Anderson	3728	5901 South Scatterfield Road	46013	765-640-2999	WINGMEN V, LLC
IN	Angola	3468	202 East Harcourt	46703	260-624-3111	ANGOLA WINGS, LLC
IN	Auburn	3365	1071 Smaltz Way	46706	260-925-2003	AUBURN WINGS, LLC
IN	Avon	3486	9875 East US Highway 36	46123	317-271-9464	AVON WINGS, LLC
IN	Bloomington	3242	1350 West Bloomfield Road	47403	812-339-2900	TD-ROC'S, INC
IN	Brownsburg	3525	1551 North Green Street, Suite Q	46112	317-456-4982	WINGMEN V, LLC
IN	Columbus	3300	2035 Jonathon Moore Pike	47201	812-375-1770	IT'S A BUFFALO, INC.
IN	Crawfordsville	3368	1870 South US Highway 231, Suite A	47933	765-362-6400	WINGMEN V, LLC
IN	Crown Point	3434	1684 East Summit Street	46307	219-663-9453	AMC CROWN POINT, INC.
IN	Elkhart	3781	522 Windsor Avenue East	46514	574-226-0311	DDG & B, INC.
IN	Fishers	3225	13977 Trade Center Drive	46037	317-770-2999	WINGMEN V, LLC
IN	Fishers	3474	13868 East 116th Street	46037	317-913-2999	WINGMEN V, LLC
IN	Fort Wayne	3161	1425 West Dupont Road	46825	260-490-6556	HOOSIER WING IT, LLC
IN	Fort Wayne	3196	10524 Maysville Road	46835	260-486-9464	MAYSVILLE WINGS, LLC
IN	Fort Wayne	3253	5519 Coventry Lane	46804	260-459-3407	HOOSIER WING IT II, LLC
IN	Franklin	3832	2330 North Morton Street	46131	317-560-5318	WINGMEN V, LLC
IN	Goshen	3147	1829 Rieth Blvd.	46526	574-875-9299	HSR, INC.
IN	Greencastle	3531	1310 Indianapolis Road	46135	765-653-6486	GREENCASTLE WINGS, LLC
IN	Greenfield	3849	1997 Melody Lane	46140	317-967-7962	GREENFIELD WINGS, LLC
IN	Greenwood	3342	1077 North Emerson Avenue	46143	317-859-2999	WINGMEN V, LLC
IN	Hammond	3642	2942 Carlson Drive	46323	219-844-2600	AMC HAMMOND, INC.
IN	Indianapolis	3125	2514 Lake Circle Drive	46268	317-872-9464	WINGMEN V, LLC
IN	Indianapolis	3172	8020 US 31 South	46227	317-881-7500	WINGMEN V, LLC
IN	Indianapolis	3416	7 East Washington Street	46204	317-951-9464	WINGMEN V, LLC
IN	Indianapolis	3678	2747 East 62nd Street	46220	317-257-2999	WINGMEN V, LLC
IN	Kokomo	3522	1780 East Blvd., Unit 119	46902	765-457-9453	WINGMEN V, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
IN	Lafayette	3297	2715 South Creasy Lane	47905	765-477-9325	WINGMEN V, LLC
IN	LaPorte	3430	23 Pine Lake Avenue	46350	219-324-9464	LAPORTE WINGS, LLC
IN	Lebanon	3702	2470-G North Lebanon	46052	765-481-2500	LEBANON WINGS, LLC
IN	Logansport	3582	3900 Lexington Road, Suite 100	46947	574-516-1011	LOGANSPORT WINGS, LLC
IN	Marion	3357	1129 North Baldwin Avenue, Unit 35	46952	765-673-0757	WINGMEN V, LLC
IN	Merrillville	3354	2515 Southlake Mall Drive	46410	219-794-9453	AMC HOBART, INC.
IN	Michigan City	3936	4027 Franklin St	46360	219-814-4265	Michigan City Wings LLC
IN	Mishawaka	3301	4343 North Grape Road	46545	574-272-9464	STAUFFER INVESTMENTS, INC.
IN	Muncie	3230	838 East McGalliard Road	47303	765-284-9464	MUNCIE WING IT, LLC
IN	New Castle	3701	1715 South Memorial	47362	765-388-2800	NEW CASTLE WINGS, LLC
IN	Portage	3328	6530 US Highway 6	46368	219-762-2121	PORTAGE WINGS, LLC
IN	Schererville	3060	1200 Indianapolis Blvd. (US-41)	46375	219-865-3222	AMC SCHERERVILLE, INC.
IN	Seymour	3492	2008 East Tipton Street	47274	812-519-3596	SEYMOUR ROC'S WING COMPANY
IN	South Bend	3557	326 West Ireland Road	46614	574-232-2293	STAUFFER & ASSOCIATES ENTERPRISES, INC.
IN	Speedway	3411	6129 Crawfordsville Road, Unit B	46224	317-241-9464	WINGMEN V, LLC
IN	Valparaiso	3151	212 East Lincoln Way	46383	219-548-9464	AMC VALPARAISO, INC.
IN	Vincennes	3353	2407 North 6th Street	47591	812-895-9464	VINCENNES WINGS, LLC
IN	Warsaw	3554	376 Enterprise Drive	46580	574-267-7707	WARSAW WINGS, LLC
IN	West Lafayette	3105	360 Brown Street	47906	765-743-1188	WINGMEN V, LLC
IN	Westfield	3265	2510 East 146th Street	46033	317-848-2500	COOL WINGS, LLC
IN	Zionsville	3783	6537 Whitestown Parkway	46077	317-344-6120	WINGMEN V, LLC
KY	Louisville	3412	4600 Shelbyville Road	40207	502-899-7732	ANGST, INC.
KY	Louisville	3650	10206 Westport Road	40241	502-394-9596	CLEAT, INC.
KY	Morehead	3287	250 Newtowne Square	40351	606-784-1299	JARS II, INC.
KY	Pikeville	3802	163 Lee Avenue	41501	606-432-2936	SCHMIDT GROUP KY, INC.
LA	Alexandria	3524	2711 South MacArthur Drive	71301	318-880-0300	R.C. ALEXANDRIA GROUP, LLC
LA	Baton Rouge	3134	7524 Blue Bonnet Blvd.	70810	225-819-8438	WINGS THREE LA, LLC
LA	Baton Rouge	3573	3260 Highland Road, Suite 2-3	70802	225-448-5770	WINGS FIVE LA, LLC
LA	Bossier City	3791	2640 Airline Drive	71111	318-747-7095	WINGS TWO LA, LLC
LA	Covington	3539	3019 Pinnacle Parkway	70433	985-327-0124	BLAZIN CONCEPTS - COVINGTON, LLC
LA	Elmwood	3637	909 Clearview Parkway	70121	504-207-7563	NOLA WINGS ELMWOOD, LLC
LA	Gonzales	3812	2725 South Veterans Avenue	70737	225-450-6401	R.C. BWW GONZALES GROUP, LLC
LA	Hammond	3207	2730 West Thomas Street	70401	985-419-0101	BAYOU WINGS, L.L.C.
LA	Lafayette	3175	4415 Ambassador Caffery Parkway, Suite 700	70508	337-984-7990	WINGS ONE LA, LLC
LA	Lafayette	3677	2804 NE Evangeline Thruway	70507	337-504-5255	WINGS SIX LA, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
LA	Lake Charles	3870	3136 Ave L'Auberge Blvd.	70601	337-562-1299	R.C. LAKE CHARLES GROUP, LLC
LA	Metairie	3599	3434 Veterans Memorial Blvd.	70002	504-252-4606	NOLA WINGS VETERANS, LLC
LA	New Orleans	3706	4150 General DeGaulle Drive	70131	504-283-3256	Nola Wings Algiers, LLC
LA	Shreveport	3315	7441 Youree Drive	71105	318-797-6332	WINGS FOUR LA, LLC
LA	Slidell	3100	815 Brownswitch Road	70458	985-639-3399	BAYOU WINGS, LLC
LA	West Monroe	3627	205 Constitution, Suite 4	71292	318-651-0080	R.C. MONROE GROUP, LLC
MA	Chicopee	3727	480 Memorial Drive	01020	413-331-5041	DOUG MILLER, LLC
MD	Bel Air	3473	5 Bel Air South Parkway, Suite P1649	21015	443-512-8220	PICK 6, LLC
MD	La Vale	3803	12107 Winchester Road	21502	240-362-7515	LA VALE WING COMPANY, LLC
MD	Salisbury	3673	2734 North Salisbury Bvld., Suite 5B	21801	443-736-7540	ELITE 8, LLC
ME	Auburn	3584	648 Turner Street	04210	207-689-3700	PICTOR ENTERPRISES VII, INC.
ME	Bangor	3588	461 Stillwater Avenue	04401	207-922-2500	PICTOR ENTERPRISES VI, INC.
ME	South Portland	3544	85 Western Avenue	04106	207-541-9464	PICTOR ENTERPRISES IV, INC.
ME	Topsham	3823	105 Topsham Fair Mall Road	04086	207-844-5800	PICTOR ENTERPRISES IX, INC.
MI	Adrian	3778	125 East US 223	49221	517-577-6955	AMC ADRIAN, INC.
MI	Ann Arbor	3222	205 South State Street	48104	734-997-9143	WINGS ELEVEN, LLC
MI	Ann Arbor	3699	3150 Boardwalk Drive	48108	734-997-9464	WINGS TWENTY SIX, LLC
MI	Battle Creek	3565	5775 Beckley Road, Suite 655	49015	269-979-9464	BW BATTLE CREEK, LLC
MI	Bay City	3245	4050 Wilder Road	48706	989-671-3377	BW BAY CITY, LLC
MI	Big Rapids	3490	1264 Perry Avenue	49307	231-796-9464	WINGS EIGHTEEN, LLC
MI	Birch Run	3712	8811 East Birch Run Road	48415	989-244-6430	AMC BIRCH RUN, INC.
MI	Brighton	3310	9745 Village Place Blvd.	48116	810-227-2999	WINGS THIRTEEN, LLC
MI	Canton	3224	41980 Ford Road	48187	734-844-9464	WINGS TWELVE, LLC
MI	Chesterfield Township	3505	51346 Giant Avenue	48051	586-349-9464	AMC CHESTERFIELD, INC.
MI	Clinton Township	3179	15745 15 Mile Road	48035	586-293-9500	BEARCAT ENTERPRISES, INC.
MI	Coldwater	3437	704 East Chicago Street	49036	517-924-0770	COLDWATER WINGS, LLC
MI	Dearborn	3303	22216 Michigan Avenue	48124	313-359-1800	WING IT, INC.
MI	Detroit	3632	1218 Randolph Street	48226	313-961-9453	AMC DETROIT, INC.
MI	East Lansing	3019	360 Albert Avenue	48823	517-333-2999	WINGS FOUR, LLC
MI	Farmington Hills	3693	31205 Orchard Lake Road	48334	248-737-9464	WINGS TWENTY FIVE, LLC
MI	Fenton	3101	3190 Silver Lake Road	48430	810-629-0099	ANKER, INC.
MI	Flint	3441	G/3192 South Linden Road	48507	810-230-1299	AMC FLINT, INC.
MI	Gaylord	3682	2305 Snowdrift Drive	49735	989-705-1000	AMC BAGLEY, INC.
MI	Grand Blanc	3383	8251 Trillium Circle Avenue, Suite 102	48439	810-603-1299	AMC GRAND BLANC, INC.

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
MI	Grand Rapids	3024	2035 28th Street South East	49508	616-241-2999	WINGS TWO, LLC
MI	Grand Rapids	3118	2121 Celebration Drive NE	49525	616-364-2999	WINGS SIX, LLC
MI	Grand Rapids	3610	8 Ionia Avenue NW	49503	616-454-9464	WINGS TWENTY ONE, LLC
MI	Hartland	3887	10530 Hartland Square Drive	48353	810-626-3293	WAK, INC.
MI	Holland	3502	2899 West Shore Drive	49424	616-399-9461	WINGS NINETEEN, LLC
MI	Howell	3203	900 South Latson Road	48843	517-545-2100	RWJW, INC.
MI	Jackson	3840	1247 Boardman Road	49202	517-768-0440	BW JACKSON OPERATIONS, LLC
MI	Kalamazoo	3376	3209 Stadium Drive	49008	269-353-9464	Z-ROC CORPORATION
MI	Lake Orion	3204	770 North Lapeer Road	48362	248-814-8600	WINGS THREE, LLC
MI	Lansing	3567	718 Delta Commerce Drive	48917	517-886-9464	WINGS TWENTY TWO, LLC
MI	Lapeer	3660	700 South Main Street	48446	810-667-7210	AMC LAPEER, INC.
MI	Livonia	3428	37651 6 Mile Road	48152	734-469-4400	WINGS SEVENTEEN, LLC
MI	Marquette	3508	2492 US Highway 41 West	49855	906-226-0699	AMC MARQUETTE, INC.
MI	Midland	3267	6728 Eastman Avenue	48642	989-633-9464	BW MIDLAND, LLC
MI	Monroe	3260	1766 North Telegraph Road	48162	734-240-2999	BW FRENCHTOWN OPERATIONS, LLC
MI	Mount Clemens	3143	48 Market Street	48043	586-469-0725	WINGS FIVE, LLC
MI	Mt. Pleasant	3049	1904 South Mission Street	48858	989-772-9464	J.C.K.W., LLC
MI	Muskegon	3165	5648 South Harvey Street	49444	231-799-2999	WINGS TEN, LLC
MI	Novi	3130	44375 Twelve Mile Road	48377	248-344-4019	TMA ENTERPRISES OF NOVI, INC.
MI	Petoskey	3924	1965 Waabizhish Drive	49770	231-439-9153	Petoskey Patton OpCo, LLC
MI	Port Huron	3442	4355 24th Avenue, Suite 1	48059	810-385-2730	AMC PORT HURON, INC.
MI	Rochester Hills	3410	1234 Walton Road	48307	248-651-3999	WINGS SIXTEEN, LLC
MI	Royal Oak	3761	500 South Main Street	48067	248-744-4470	AMC ROYAL OAK, INC.
MI	Saginaw	3521	2690 Tittabawasee Road	48604	989-401-5300	WINGS TWENTY, LLC
MI	Saint Clair Shore	3692	23117 Harper Road	48080	586-777-9464	WINGS TWENTY THREE, LLC
MI	Saint Joseph	3754	2939 Niles Avenue	49085	269-983-6200	ST. JOE WINGS, LLC
MI	Sault Saint Marie	3661	4536 I-75 Business Spur	49783	906-253-9570	AMC SAULT STE.MARIE, INC.
MI	Southgate	3152	13655 Eureka Drive	48195	734-281-2999	WINGS SEVEN, LLC
MI	Sterling Heights	3690	44833 Mound Road	48314	586-997-2999	FLYER ENTERPRISES, INC.
MI	Sturgis	3790	721 South Centerville Road	49091	269-503-7500	STURGIS WINGS, LLC
MI	Traverse City	3556	3480 South Airport Road, Suite A	49684	231-421-2417	AMC TRAVERSE CITY, INC.
MI	Troy	3407	1873 East Big Beaver Road	48083	248-743-1299	AMC TROY, INC.
MI	Walker	3155	3050 Alpine Avenue	49544	616-784-9464	WINGS EIGHT, LLC
MI	Warren	3312	29287 Mound Road	48092	586-573-9164	AMC WARREN, LLC
MI	Washington	3190	8669 26 Mile Road	48094	586-677-9932	WINGS NINE, LLC
MI	Waterford	3362	5223 Highland Road	48327	248-674-9464	WINGS FOURTEEN, LLC
MI	Westland	3110	6677 North Wayne Road	48185	734-641-4000	JWRW CORP.

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
MI	Woodhaven	3681	20990 West Road	48183	734-676-9464	WINGS TWENTY FOUR, LLC
MI	Wyoming	3314	2720 44th Street SW	49519	616-261-9464	WINGS FIFTEEN, LLC
MI	Ypsilanti	3378	216 James L. Hart Parkway, Unit 1	48197	734-480-7410	AWBW CORPORATION
MN	Bemidji	3684	225 Paul Bunyan Drive NW	56601	218-444-9464	NORTH WOODS WINGS, INC.
MN	Hutchinson	3535	1040 Highway 15 South	55350	320-234-9453	TWO JOES, INC.
MN	Mankato	3259	301 St. Andrews Drive	56001	507-385-9464	TWO JOES, INC.
MN	Moorhead	3507	2201 1st Avenue North	56560	218-512-0400	W & P OF MOORHEAD, LLC
MN	Rochester	3113	3458 55th Street NW	55901	507-536-0717	ROCHESTER WINGS, LLC
MN	Rochester	3845	793 16th Street, Suite A	55902	507-322-0501	ROCHESTER WINGS 2, LLC
MN	St. Paul	3872	4300 Glumack Drive	55111	651-583-7813	PNH MSP BWW LLC
MO	Ballwin	3750	15425 Manchester Road, Suite 46	63011	636-207-9464	AMC BALLWIN, INC.
MO	Brentwood	3585	1210 Strassner Drive	63144	314-645-9464	AMC BRENTWOOD, INC.
MO	Cape Girardeau	3837	211 Siemers Drive	63701	573-334-9464	Cape Girardeau OpCo, LLC
MO	Columbia	3523	505 East Nifong Blvd.	65203	573-441-2244	AMC COLUMBIA, INC.
MO	Creve Coeur	3219	12653 Olive Blvd.	63141	314-579-9464	AMC CREVE COEUR MISSOURI, INC.
MO	Farmington	3440	615 Maple Valley Drive	63640	573-756-9464	Farmington Patton OpCo, LLC
MO	Fenton	3283	150 Gravois Bluffs Circle	63026	636-326-5000	AMC FENTON MISSOURI, INC.
MO	Jefferson City	3443	707-B Stonebridge Parkway	65109	573-635-5600	AMC JEFFERSON CITY, INC.
MO	Joplin	3824	1525 South Rangeline Road	64804	417-206-9464	JOMO WINGS, LLC
MO	Kirkwood	3566	1244 South Kirkwood Road	63122	314-821-9464	AMC KIRKWOOD, INC.
MO	Lake Ozark	3708	200 Kestrel Lane	65049	573-693-1060	AMC LAKE OZARK, INC.
MO	O'Fallon	3656	2352 Highway K	63366	636-379-3994	AMC O'FALLON MISSOURI, INC.
MO	Poplar Bluff	3358	1429 Westwood Blvd.	63901	573-785-9464	Poplar Bluff OpCo, LLC
MO	Rolla	3700	1811 North Bishop	65401	573-341-0303	AMC ROLLA, INC.
MO	Saint Charles	3167	1465 Bass Pro Drive	63301	636-916-5353	AMC ST. CHARLES, INC.
MO	Saint Louis	3231	570 South County Centerway	63129	314-845-7878	AMC ST. LOUIS, INC.
MO	Saint Peters	3423	179 Mid Rivers Mall Drive, Suite C	63376	636-278-1771	AMC ST. PETERS, INC.
MO	Sikeston	3338	231 North Main	63801	573-481-2999	Sikeston OpCo, LLC
MO	Springfield	3216	900 East Battlefield Road	65807	417-881-9464	Patton Springfield OpCo, LLC
MO	St. Robert	3587	136 Old Route 66	65584	573-451-3030	St. Robert OpCo, LLC
MO	Wentzville	3390	1285 West Pierce Blvd.	63385	636-887-4895	AMC WENTZVILLE, INC.
MS	Columbus	3709	2001 Highway 45 North	39705	662-245-1171	Columbus OpCo, LLC
MS	D'iberville	3519	3850 Promenade Parkway	39540	228-396-9464	POTTER'S WINGS D'IBERVILLE, LLC
MS	Flowood	3820	766 MacKenzie Lane	39232	769-572-3242	POTTER'S WINGS FLOWOOD, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
MS	Gulfport	3788	15530 Daniel Blvd.	39503	228-236-9464	POTTER'S WINGS GULFPORT, LLC
MS	Hattiesburg	3136	3 Churchill Street	39402	601-288-7777	POTTER'S WINGS HATTIESBURG, LLC
MS	Laurel	3469	1826 Jefferson Street	39440	601-342-2951	PK ENTERPRISES, INC.
MS	Meridian	3528	114 Highway 11/80 East	39301	601-282-5363	PK WINGS, INC.
MS	Oxford	3630	2315 West Jackson Avenue	38655	662-238-2719	Oxford OpCo, LLC
MS	Ridgeland	3102	808 Lake Harbour Drive	39157	601-856-0789	POTTER'S WINGS, LLC
MS	Starkville	3580	703 Spring Street	39759	662-324-4490	Starkville OpCo, LLC
MS	Tupelo	3607	3485 Tupelo Commons	38804	662-840-0468	TUPELO OPCO, LLC
MT	Billings	3266	411 South 24 West	59102	406-294-9464	Grube Family Investments IV, LLC
MT	Bozeman	3843	1783 North 19th Avenue	59718	406-922-9464	Grube Family Investments IV, LLC
MT	Butte	3765	3745 Harrison Avenue	59701	406-494-9464	Grube Family Investments IV, LLC
MT	Great Falls	3721	117 NW Bypass	59404	406-551-9464	Grube Family Investments IV, LLC
MT	Helena	3456	3190 North Sanders Street	59602	406-495-9464	Grube Family Investments IV, LLC
MT	Kalispell	3785	115 Hutton Ranch Road	59901	406-407-7500	Grube Family Investments IV, LLC
MT	Missoula	3589	2615 Radio Way	59808	406-829-9464	Grube Family Investments IV, LLC
NC	Greenville	3356	426-B East Arlington Blvd.	27858	252-758-9191	GREENVILLE WINGS, LLC
NC	Jacksonville	3533	4175 Western Blvd.	28546	910-378-7215	JACKSONVILLE WING COMPANY, LLC
NC	Morehead City	3488	5136 US Highway 70, Suite A	28557	252-727-9191	MOREHEAD WINGS, LLC
NC	New Bern	3644	3102 Dr. MLK Blvd., Suite 624	28562	252-635-9464	NEW BERN WINGS, LLC
NC	Porters Neck	3768	140 Hays Lane	28411	910-821-0987	PORTERS NECK WING COMPANY, LLC
NC	Southern Pines	3719	1640 US Highway 1	28387	910-684-8005	SOUTHERN PINES WINGS, LLC
NC	Wilmington	3240	5533 Carolina Beach Road	28412	910-392-7224	CAROLINA BEACH WING COMPANY, LLC
NC	Wilmington	3532	206 Old Eastwood Road	28403	910-798-9464	EASTWOOD WING COMPANY, LLC
ND	Bismarck	3208	218 South 3rd Street	58504	701-323-9464	W & P OF BISMARCK, LLC
ND	Bismarck	3844	3420 North 14th Street	58503	701-751-2568	W & P OF BISMARCK, LLC
ND	Dickinson	3734	3545 West Ridge Drive	58601	701-761-2382	WINGS OF MINOT ND, LLC
ND	Fargo	3087	1515 19th Avenue North	58102	701-280-9464	W & P OF FARGO 19th, LLC
ND	Fargo	3188	1501 42nd Street SW	58103	701-356-9464	W & P OF FARGO 45th, LLC
ND	Grand Forks	3122	2717 Columbia Road South	58201	701-775-9464	W&P OF GRAND FORKS, LLC
ND	Minot	3422	3820 South Broadway	58701	701-838-9464	WINGS OF MINOT ND, LLC
ND	Williston	3624	417 Reiger Drive	58801	701-609-5445	WINGS OF MINOT ND, LLC
NH	Concord	3586	8 Loudon Road	03301	603-715-9340	WING FLAPS, LLC
NH	Manchester	3746	1500 South Willow Street	03103	603-836-3138	RICK MARTIN, LLC

List of Franchisees						
as of December 29, 2024						
State	City	#	Address	Zip	Phone	Entity
NH	Nashua	3815	310 Daniel Webster Highway	03060	603-888-9464	VG WINGS, LLC
NH	Portsmouth	3917	360 US-1 Bypass	03801		PICTOR ENTERPRISES V, INC.
NH	Rochester	3628	160 Washington Street, Suite 103	03839	603-335-3455	PICTOR ENTERPRISES VIII, INC.
NJ	Brick	3616	2770 Hooper Avenue	08723	732-475-7645	MUNSON OF BRICK WINGS LLC
NJ	Bridgewater	3563	970 US-22	08807	908-704-9300	MUNSON OF BRIDGEWATER WINGS LLC
NJ	Eatontown	3489	180 Route 35 South	07724	732-542-9464	MONMOUTH BWW, LLC
NJ	Flemington	3753	144 Route 31, Suite 100	08822	908-483-2300	MUNSON OF FLEMINGTON WINGS LLC
NJ	Linden	3731	1701 West Edgar Road	07036	908-474-0069	LINDEN BWW, LLC
NJ	Marlboro	3807	167 US 9 South	07751	732-334-6050	MARLBORO BWW, LLC
NJ	North Brunswick	3485	2241 Route 1 South	08902	732-297-9413	MUNSON OF NORTH BRUNSWICK WINGS LLC
NJ	Parsippany	3680	1540 US Highway 46 W	07054	973-588-5501	PARSIPPANY BWW, LLC
NJ	Princeton	3793	3465 US 1	08540	609-803-3323	MUNSON OF WEST WINDSOR WINGS LLC
NJ	Rockaway	3634	343 Mount Hope Avenue	07866	973-361-9464	ROCKAWAY BWW, LLC
NJ	Toms River	3669	2 Route 37 West, Unit C-4	08753	848-224-4107	MUNSON OF TOMS RIVER WINGS LLC
NJ	Watchung	3568	1599 US Highway 22 West	07069	908-222-9464	WATCHUNG BWW, LLC
NJ	Woodbridge Township	3730	625 US 1 South	08830	732-218-5385	WOODBRIDGE BWW, LLC
NY	Brooklyn	3331	139 Flatbush Avenue	11217	718-943-9453	MUNSON OF NEW ROCHELLE WINGS LLC
NY	Garden City	4102	630 Stewart Avenue	11599	516-794-9453	Munson of Garden City Wings LLC
NY	Hicksville	3459	358 B Broadway Mall	11801	516-937-9453	MUNSON OF NEW ROCHELLE WINGS LLC
NY	Kingston	3860	1266 Ulster Avenue	12401	895-395-3265	BANTA BWW KG, LLC
NY	Middletown	3614	567 Route 211 East	10941	845-673-1062	BANTA BWW MDT, LLC
NY	Nanuet	3929	8141 Fashion Rd	10954	845-480-7344	MUNSON OF NEW ROCHELLE WINGS LLC
NY	New Rochelle	3278	33 LeCount Place	10801	914-637-9453	MUNSON OF NEW ROCHELLE WINGS LLC
NY	New York City	3483	JFK International Terminal 4, Room 471.005	11430	718-751-4769	SSP AMERICA, INC.
NY	Newburgh	3821	1407 Union Avenue	12550	845-762-5550	BANTA BWW NB, LLC
NY	Oneonta	3737	768 State Highway 28	13820	607-353-7770	BANTA BWW ON, LLC
NY	Plattsburg	3626	200 Consumer Square Mall	12901	518-310-3536	PB WINGS, LLC
NY	Staten Island	3652	1447 Richmond Avenue	10314	718-983-6912	MUNSON OF STATEN ISLAND WINGS LLC
NY	Valley Stream	3800	6 Green Acres Commons	11582	516-561-9453	MUNSON OF NEW ROCHELLE WINGS LLC
NY	Wappingers Falls	3651	1794 South Road	12590	845-218-9453	BANTA NINE MALLS, LLC
NY	White Plains	3405	1 Mamaroneck Avenue	10601	914-385-9453	MUNSON OF NEW ROCHELLE WINGS LLC
OH	Alliance	3757	320 W. State Street	44601	330-821-9464	ALLIANCE WING COMPANY, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
OH	Ashland	3819	1830 East Main Street	44805	419-281-9464	ASHLAND WING COMPANY, LLC
OH	Athens	3091	23 West Union	45701	740-594-9464	LANCASTER WINGS, INC.
OH	Aurora	3355	18865 Giles Road	44202	330-562-2150	AURORA WING COMPANY, LLC
OH	Austintown	3097	6000 Mahoning Avenue	44515	330-779-0201	AUSTINTOWN WING COMPANY, LLC
OH	Avon Lake	3214	32914 Walker Road	44012	440-933-7325	WOOSTER WING COMPANY, LLC
OH	Boardman	3008	7401 Market Street	44512	330-726-1313	BOARDMAN WING COMPANY, LLC
OH	Bowling Green	3615	1550 East Wooster	43402	419-353-2999	FALCON NEST, LLC
OH	Brooklyn	3714	5020 Tiedeman Road	44144	216-331-4572	BROOKLYN BWW, LLC
OH	Cambridge	3732	61333 Southgate Parkway	43725	740-421-9464	B.B. WINGS, LLC
OH	Canal Winchester	3170	6340 Prentiss School Street	43110	614-837-8080	LANCASTER WINGS, INC.
OH	Canton	3006	5062 Dressler Road NW	44718	330-491-2999	CANTON WING COMPANY, LLC
OH	Chillicothe	3162	1080 North Bridge Street	45601	740-779-9464	L.B. WINGS II, LLC
OH	Cincinnati	4043	4801 N Arbor Woods Court	45248		WINGS R' US WEST, INC.
OH	Cleveland	3804	724 Prospect Avenue East	44115	216-291-7772	CLEVELAND WING COMPANY, LLC
OH	Cleveland Heights	3720	12459 Cedar Road	44106	216-371-3331	CLEVELAND HEIGHTS WING COMPANY, LLC
OH	Columbus	3391	968 West 5th Avenue	43212	614-298-9464	GRANDVIEW WING COMPANY, LLC
OH	Cuyahoga	4062	3001 State Drive	44223	234-901-6660	CUYAHOGA FALLS WING COMPANY, LLC
OH	Defiance	3186	1120 Hotel Drive	43512	419-784-9464	BISON RAPIDS INVESTMENTS, LLC
OH	Elyria	3086	239 Midway Blvd.	44035	440-324-5544	ELYRIA WING COMPANY, LLC
OH	Fairview Park	3445	3011 Westgate Mall	44126	440-331-9464	FAIRVIEW PARK BWW, LLC
OH	Findlay	3180	15080 Flag City Drive	45840	419-422-9464	FINDLAY WING COMPANY, LLC
OH	Fremont	3674	2200 Sean Drive, Suite L	43420	419-332-2999	WILLOW PRAIRIE, LLC
OH	Gallipolis	3640	215 Upper River Road	45631	740-446-7891	JARS I, INC.
OH	Greenville	3748	1485 Wagner Aveneu	45331	937-459-4135	GREENVILLE WING COMPANY, LLC
OH	Grove City	4112	4274 Buckeye Parkway	34123	614-808-4700	Grove City Wing Company, LLC
OH	Harrison	3027	200 Biggs Blvd.	45030	513-202-9464	WINGS R' US HARRISON, INC.
OH	Heath	3029	603 Hebron Road	43056	740-522-2999	LANCASTER WINGS, INC.
OH	Hilliard	3114	1710 Hilliard Rome Road	43026	614-921-2999	HILLIARD WING COMPANY, LLC
OH	Ironton	3321	1001 Ironton Hills	45638	740-533-9299	JARS I, INC.
OH	Kent	3649	176 East Main Street	44240	330-678-9464	MABAM ENTERPRISES, INC.
OH	Lancaster	3036	1283 North Memorial Drive	43130	740-689-2533	LANCASTER WINGS, INC.

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
OH	Lima	3426	2948 Allentown Road	45805	419-991-2999	SCARLET & GRAY ENTERPRISES, LTD.
OH	Mason	3334	6050 Snider Road	45040	513-398-2999	WINGS R' US MASON, INC.
OH	Massillon	3043	235 Lincoln Way West	44647	330-837-2999	MASSILLON WING COMPANY, LLC
OH	Maumee	3157	425 West Dussel Drive	43537	419-893-9464	ERIE BAY INVESTMENTS, INC.
OH	Medina	3044	5050 Eastpointe Drive	44256	330-764-9464	Medina Wing Company, LLC
OH	Mentor	3229	9566 Diamond Centre Drive	44060	440-352-2999	MENTOR WING COMPANY, LLC
OH	Mt. Vernon	3641	907 Coshocton Avenue	43050	740-392-9464	LANCASTER WINGS, INC.
OH	New Philadelphia	3747	1072 West High Avenue	44663	330-339-9464	LANCASTER WINGS, INC.
OH	Niles	3051	950 Great East Plaza	44446	330-505-2999	NILES WING COMPANY, LLC
OH	North Olmsted	3882	26774 Lorain Road	44070	440-454-8282	NORTH OLMSTED BWW, LLC
OH	Ontario	3723	949 North Lexington Springmill Road	44906	419-525-2933	ONTARIO WING COMPANY, LLC
OH	Oregon	3336	3555 Navarre Avenue	43616	419-691-9453	CHAWKAT, LLC
OH	Perrysburg	3986	27420 Holiday Lane	43551	419-872-9464	Perry's North, LLC
OH	Portsmouth	3223	1611 Chillicothe Street	45662	740-355-1299	JARS I, INC.
OH	Reynoldsburg	3606	2386 Taylor Square Drive	43068	614-860-9464	LANCASTER WINGS, INC.
OH	Saint Clairsville	3808	50725 Ohio Valley Place Access Road	43950	740-695-2800	FLYING S WINGS, INC.
OH	Sandusky	3332	814 Crossing Road	44870	419-624-9464	SANDUSKY WING COMPANY, LLC
OH	Sidney	3141	2080 Michigan Street	45365	937-492-2282	SIDNEY WING COMPANY, LLC
OH	Springfield	3450	1960 North Bechtle Avenue	45504	937-390-9464	SPRINGFIELD WING COMPANY, LLC
OH	St. Marys	3590	442 Fortman Drive	45885	419-300-8580	OHIO VALLEY INVESTORS, LLC
OH	Streetsboro	3171	9062 State Route 14	44241	330-626-1515	MABAM ENTERPRISES II, INC.
OH	Strongsville	3124	8465 Pearl Road	44136	440-243-9464	Strongsville Wing Company, LLC
OH	Tiffin	3787	100 South Shaffer Park Drive	44883	419-937-9464	LOMI ENTERPRISES, LLC
OH	Toledo	3202	6710 West Central Avenue	43617	419-843-2400	BOONE CREEK INVESTMENTS, LLC
OH	Troy	3081	2313 West Main Street	45373	937-440-9016	TROY WING COMPANY, LLC
OH	Warrensville Heights	3596	26200 Harvard Road	44122	216-896-9464	Warrensville Heights Wing Company, LLC
OH	Willoughby	3782	36455 Euclid Avenue	44094	440-527-8081	WILLOUGHBY WING COMPANY, LLC
OH	Wilmington	3153	143 Fairway Drive	45177	937-283-9464	WILMINGTON WING COMPANY, LLC
OH	Wooster	3150	4122 Burbank Road	44691	330-264-2299	WOOSTER WING COMPANY, LLC
OH	Xenia	4023	104 Hospitality Drive	45385	937-502-0029	XENIA WING COMPANY, LLC
OH	Zanesville	3598	1352 Brandywine Blvd.	43701	740-454-9464	L.B. WINGS, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
OK	Bixby	3976	11450 S Memorial Dr	74008	918-943-5328	Bixby Wings LLC
OK	Broken Arrow	3309	1151 North 20th Street	74012	918-286-3555	WINGIT, LLC
OK	Claremore	3646	2080 South Highway 66	74019	918-872-9453	CLAREMORE WINGS, LLC
OK	Del City	3420	5500 Tinker Diagonal	73115	405-677-9464	MID DEL WINGS, LLC
OK	East Edmond	3786	909 West I-35 Frontage Road	73034	405-285-0667	EAST EDMOND WINGS, LLC
OK	Enid	3393	2126 North Van Buren Avenue	73703	580-237-9453	ENID WINGS, LLC
OK	Lawton	3307	2506 NW Cache Road	73505	580-357-9464	WINGSPORT, LP
OK	Moore	3185	2601 South Service Road	73160	405-794-9647	WILD WEST WINGS, LLC
OK	Muskogee	3510	1130 West Shawnee Street	74401	918-682-9464	MUSKOGEE WINGS, LLC
OK	Norman	3643	3010 Classen Blvd.	73072	405-701-8254	NORMAN WINGS, LLC
OK	Oklahoma City	3361	6846 SW 3rd Street	73128	405-603-4688	I-40 WINGS, LLC
OK	Oklahoma City	4022	16301 Ironstone Place	73013	405-906-2086	Portland Wings LLC
OK	Oklahoma City - Northwest Exp.	3098	4130 NW Expressway	73116	405-842-9464	OK WINGS, LLC
OK	Oklahoma City I-44	3835	9600 South I-44 Service Road	73159	405-759-2200	I-44 WINGS, LLC
OK	Owasso	3777	9263 North Owasso Expressway	74055	918-376-4911	OWASSO WINGS, LLC
OK	Shawnee	3501	4901 North Kickapoo Avenue	74804	405-273-3473	SHAWNEE WINGS, LLC
OK	Stillwater	3262	1701 North Perkins Road	74075	405-533-2356	STILLWATER WINGS, LLC
OK	Tahlequah	3797	3388 Cherokee Springs	74464	918-414-9464	TAHLEQUAH WINGS, LLC
OK	Tulsa	3439	7568 South Olympia Avenue	74132	918-445-9953	TULSA WINGS, LLC
OK	Tulsa	3571	6222 East 41st Street	74135	918-398-7111	RWINGS ROC, LLC
OK	Yukon	3722	1765 Shedeck Parkway	73099	405-265-1944	YUKON WINGS, LLC
OR	Beaverton	3494	11995 SW Beaverton Hillsdale Highway	97005	503-352-9503	WINGMEN V, LLC
OR	Corvallis	3613	1820 NW 9th Street	97330	541-207-3066	WINGMEN V, LLC
OR	Hillsboro	3292	2219 NW Allie Avenue, Suite 1440	97124	503-645-9424	WINGMEN V, LLC
OR	Medford	3679	1700 Delta Waters Road	97504	541-973-2189	WINGMEN V, LLC
OR	Portland	3409	9810 NE Cascades Parkway	97220	503-281-0351	WINGMEN V, LLC
OR	Salem	3619	3892 Center Street	97301	503-967-6049	WINGMEN V, LLC
OR	Springfield	3657	2770 Gateway Street	97477	541-393-6606	WINGMEN V, LLC
OR	Tualatin	3574	8505 SW Tualatin Sherwood Road	97062	503-486-5295	WINGMEN V, LLC
OR	Wood Village	3458	22849 NE Glisan Street	97060	503-328-9475	WINGMEN V, LLC
PA	Erie	3290	2099 Interchange Road	16509	814-868-9464	ERIE BW WINGS, INC.
SC	Myrtle Beach	3308	1990 Oakheart Road	29579	843-429-8081	MYRTLE WING COMPANY, LLC
SC	North Charleston	3387	4959 Centre Pointe Drive	29418	843-529-5394	SOUTH WING COMPANY, LLC
SC	North Charleston	4006	8811 Dorchester Rd	29420	843-408-4888	DORCHESTER WING COMPANY, LLC
SC	North Myrtle Beach	3173	518 Highway 17 North	29582	843-281-9464	NORTH MYRTLE WING COMPANY, LLC
SC	Summerville	3889	117 North Creek Drive	29486	843-851-9242	Cane Bay Wings, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
SD	Aberdeen	3861	3401 6th Avenue East	57401	605-262-0288	LAHAISE MANAGEMENT, LLC
SD	Brookings	3608	1801 6th Street	57006	605-592-9110	W & P OF BROOKINGS, LLC
SD	Rapid City	3500	715 Mountain View Road	57702	605-721-9464	BDUBS, LLC
SD	Sioux Falls	3550	2601 South Louise Avenue, Suite 100	57106	605-274-2382	W & P OF SIOUX FALLS, LLC
SD	Sioux Falls	3842	640 S. Highline Place	57110	605-271-2255	W & P OF SIOUX FALLS, LLC
SD	Watertown	3569	2708 9th Avenue SE	57201	605-878-3777	W & P OF WATERTOWN, LLC
TX	Abilene	3164	4401 Ridgemont Drive	79606	325-695-9464	WINGSPORT, LP
TX	Abilene	3796	1010 East Overland Trail	79601	325-704-5480	WINGSPORT, LP
TX	Amarillo	3323	5416 South Coulter	79119	806-359-4386	AMARILLO WILD WINGS, LTD.
TX	Amarillo	3448	9511 East I-40	79118	806-335-2204	EAST AMARILLO WINGS, LTD.
TX	Atascocita	3806	6840 FM 1960 East	77346	281-883-4874	UNITED RESTAURANT HOLDINGS, LLC
TX	Beaumont	3729	4235 Dowlen Road	77706	409-924-8646	R.C. RESTAURANT GROUP, LLC
TX	Brownwood	3703	511 West Commerce Street	76801	325-641-1400	WINGSPORT, LP
TX	DFW Airport	3883	2400 Aviation Drive	75261	972-973-2754	PHASENEXT HOSPITALITY, LLC
TX	El Paso	3545	1617 Pleasonton Road, Suite G-101	79906	915-566-2999	PNH/FT. BLISS BUFFALO WILD WINGS
TX	Houston	3396	7800 Airport Blvd., C-104	77061	713-643-1326	LA TRELLE'S CONCOURSE FOODS, LP
TX	Houston	3495	5805 Highway 6 North	77084	281-200-9464	UNITED RESTAURANT HOLDINGS, LLC
TX	Houston	3654	9435 Katy Freeway	77024	281-833-8300	UNITED RESTAURANT HOLDINGS, LLC
TX	Lubbock	3149	8218 University Avenue	79423	806-745-5525	WESTEX WINGS MANAGEMENT, LLC
TX	Lubbock	3398	6320 West 19th Street	79407	806-785-9464	LUBBOCK WILD WINGS, LLC
TX	Lubbock	3736	7638 82nd Street	79424	806-855-4992	WOLFFORTH WINGS, LTD.
TX	Midland	3271	5107 West Wadley	79707	432-694-9400	MIDLAND WINGS, LTD.
TX	Nacogdoches	3875	3521 North Street	75965		ASPIRE 2B HOSPITALITY - BWW, LLC
TX	Odessa	3215	4241 North Grandview Avenue	79762	432-366-9453	ODESSA WINGS, LTD.
TX	Pasadena	3148	5875 Fairmont Pkwy.	77505	281-487-0400	URH PASADENA, LLC
TX	Pearland	3918	9005 Broadway St.	77584	281-854-2929	URH PEARLAND, LLC
TX	Port Arthur	3385	8845 Memorial Blvd., Suite 100	77640	409-724-0046	R.C. PORT ARTHUR GROUP, LLC
TX	San Angelo	3218	4251 Sherwood Way	76901	325-223-9464	WINGSPORT, LP
TX	Sugar Land	3339	1401 Highway 6, Building B	77478	281-313-9464	UNITED RESTAURANT HOLDINGS, LLC
TX	The Woodlands	3107	19075 I-45 South, Suite 100	77385	936-273-7777	UNITED RESTAURANT HOLDINGS, LLC
TX	Webster	3206	528 West Bay Area Blvd., Suite 400	77598	281-338-9464	URH WEBSTER, LLC

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
TX	Wichita Falls	3851	3801 Call Field Road	76308	940-696-9464	WINGSPORT, LP
VA	Blacksburg	3853	460 Turner Street NW	24060	540-552-9464	BLACKSBURG WING COMPANY, LLC
VA	Charlottesville	3836	431 Gander Drive	22901	434-529-8615	BELLE ENTERPRISES I, INC.
VA	Chester	3675	12312 Bermuda Crossroads Lane	23831	804-318-9791	CHESTER WINGS, LLC
VA	Colonial Heights	3319	1156 Temple Avenue	23834	804-526-9464	COLONIAL WINGS, LLC
VA	Culpepper	3392	763 Nalles Mill Road	22701	540-827-1180	BELLE ENTERPRISES VII, INC.
VA	Danville	3284	3415 Riverside Drive	24541	434-797-9464	DANVILLE WINGS, LLC
VA	Farmville	3487	1403 South Main Street	23901	434-315-5522	FARMVILLE WINGS, LLC
VA	Fredericksburg	3138	1638 Card D. Silver Parkway	22401	540-548-8048	BELLE ENTERPRISES III, INC.
VA	Fredericksburg	3561	10107 Southpoint Parkway	22407	540-891-0870	BELLE ENTERPRISES VIII, INC.
VA	Glen Allen	3250	1090 Virginia Center Parkway	23059	804-553-9998	BELLE ENTERPRISES V, INC.
VA	Harrisonburg	3739	291 University Blvd., Unit A	22801	540-438-9790	ONE HORSE, LLC
VA	Lynchburg	3244	3812 Wards Road	24502	434-237-8111	LYNCHBURG WING COMPANY, LLC
VA	Mechanicsville	3381	7230 Bell Creek Road	23111	804-746-5025	MECHANICSVILLE WINGS, LLC
VA	Midlothian	3277	12056 Southshore Pointe Drive	23112	804-739-9266	BELLE ENTERPRISES VI, INC.
VA	Midlothian	3749	15700 WC Main Street	23113	804-594-6853	BELLE ENTERPRISES IX, INC.
VA	Richmond	3089	7801 West Broad Street, Suite 10	23294	804-672-8732	BELLE ENTERPRISES II, INC.
VA	Roanoke	3160	4335 Starkey Road	24018	540-725-9464	TANGLEWOOD WING COMPANY, LLC
VA	Roanoke	3275	4802 Valley View Blvd. NW	24012	540-366-9464	VALLEY VIEW WING COMPANY, LL C
VA	Waynesboro	3518	437A Tiffany Drive	22980	540-943-9464	ONE HORSE, LLC
VA	Winchester	3111	5 Weems Lane	22601	540-723-6900	ONE HORSE, LLC
VT	Burlington	3471	555 Shelburne Road	05401	802-489-5083	GALLUS, LLC
WA	Kennewick	3766	8551 West Gage Blvd.	99336	509-735-6892	WINGMEN V, LLC
WA	Union Gap	3741	2529 Main Street	98903	509-453-1215	WINGMEN V, LLC
WA	Vancouver	3513	7704 NE 5th Avenue	98665	360-597-3486	WINGMEN V, LLC
WV	Bridgeport	3380	45 Betten Court	26330	304-808-6453	BLUE RIDGE INVESTORS, INC.
WV	Buckhannon	3711	4 Northridge Drive	26201	304-472-9464	Buckhannon Wing Company
WV	Charleston	3465	2501 Mountaineer Blvd.	25309	304-744-0801	STONEWALL INVESTORS, INC.
WV	Cross Lanes	3479	70 Nitro Market Place Blvd.	25313	304-776-9180	BLUE WATER INVESTORS, INC.
WV	Huntington	3713	970 Mall Road	25504	304-733-0909	CHASE & GREEN CORP.
WV	Martinsburg	3335	796 Foxcroft Avenue, Suite 205	25401	304-264-9453	ONE HORSE, LLC
WV	Morgantown	3601	1099 Suncrest Town Center Drive	26505	304-598-3430	MOUNTAIN COUNTRY INVESTORS, INC.

List of Franchisees						
as of December 29, 2024						
State	**City**	**#**	**Address**	**Zip**	**Phone**	**Entity**
WV	Morgantown	3811	8735 University Town Center Drive	26501	304-554-2150	MORGANTOWN WING COMPANY, LLC
WV	Moundsville	3400	6 Walmart Drive	26041	304-810-4079	FLYING BUFFALO, INC.
WV	Mt. Hope	3579	214 Cross Road Drive	25880	304-252-8712	Mountain View Investors
WV	Parkersburg	3108	100 Lakeview Center	26101	304-422-9646	FLYING BUFFALO, INC.

Franchise Agreements Signed But Outlet Not Opened					
as of December 29, 2024					
State	**City**	**#**	**Address**	**Zip**	**Franchisee**
AZ	Lake Havasu	4086	5601 AZ-95	86404	Portz, Jarrett
AZ	Laveen Village	4084	SWC Baseline and 59th	85339	LaHaise, Todd
GA	Carrollton	4155	1591	30117	Ward, Kent
TX	Big Spring	4048	TBD	79720	Howard, Kendall
TX	Forney	4089	E US HWY 80	75126	Mallet, Roz
TX	Kyle	4064	TBD	78640	Jhaver, Noordin
TX	San Marcos	4045	1400 Aquarena Springs Dr	78666	Ahmed, Muhammad
TX	Stephenville	4192	1600 W Washington Street	76401	SODEXO

Developers as of December 29, 2024		
State(s)	**Developer**	**Phone**
AL	Jordan, Brian	601-825-0380
AL, GA, MO & TN	Ward, Kent	586-781-0591
AZ	LaHaise, Todd	701-298-8925
AZ	Portz, Jarrett	928-486-8848
CA	Barnett, Edward	310-362-6214
CA	Barnett, Edward	310-362-6214
CA	Dragas, Matt	757-496-3200
CA	Sitaram, Pinal J.	760-468-4154
FL	O'Neill, Greg	greg.oneill@purpleockllc.com
IL	Guzman, Marci	773-456-7509
ME	Cole, Jason M.	612-209-3583
MI	Womac, James	480-620-9345
NJ	Patel, Bipin	732-752-2002
NY	Litman, Jack	917-364-3444
OH	Snow, G. Scott	513-494-0635
OH & SC	Grube, Steven R.	419-783-8896
OK	Howard, Steve	405-261-6141

Developers as of December 29, 2024		
State(s)	**Developer**	**Phone**
OK	Howard, Steve	405-261-6141
TX	Ahmed, Muhammad	281-827-5707
TX	Howard, Kendall	806-783-8774
TX	Jhaver, Noordin	601-876-3374
TX	Mallet, Roz	972-624-1043
Various, USA	Hutchinson, Wray	360-694-7855
Various, USA	SODEXO	jennifer.schmalz@sodexo.com

EXHIBIT F

LIST OF FORMER FRANCHISEES
AS OF DECEMBER 29, 2024

Franchisees Who Had Outlets Cease to Operate Under Their Agreements				
January 1, 2024, to December 29, 2024				
Terminations, Non-Renewals, Cease Operations - Other Reasons, Reacquired by Franchisor				
Count	**Franchisee**	**City**	**State**	**Phone**
2	Hutchinson, Wray	Brea	CA*	(360) 694-7855
Transfers of Outlet from Franchisees to New Owners (other than the Franchisor)				
Count	**Franchisee**	**City**	**State**	**Phone**
1	Guzman, Marci	Chicago	IL	(773) 456-7509
2	Frederick Jr., Joseph W.	Mankato	MN	(507) 327-0630
7	Grube, Steven R.	Bozeman	MT	419-783-8896
11	Litman, Jack	Nanuet	NY**	(917) 364-3444
*Closed 1 location in California and 1 location in Oregon.				
**Transferred 7 locations in New York and 4 locations in Connecticut.				

<u>EXHIBIT G</u>

FORM OF RELEASE AGREEMENT

FORM OF RELEASE AGREEMENT
(Subject to Change by Buffalo Wild Wings International, Inc.)

This **RELEASE AGREEMENT** (the "**Agreement**") is entered into as of _______________ (the "**Effective Date**") by and between Buffalo Wild Wings International, Inc. ("**Franchisor**"), ___________________________("**Franchisee**").

BACKGROUND

A. Franchisor and Franchisee entered into that certain Buffalo Wild Wings® Franchise Agreement dated _________________, _______ ("**Franchise Agreement**") for the development and operation of that certain Buffalo Wild Wings® sports bar located at ___________________________ ("**Sports Bar**").

B. [**Note**: Describe the circumstances relating to the release.]

C. For the reasons described herein, Franchisee now desires to release any and all claims that may exist relating to the Franchise Agreement and Franchisee's relationship with Franchisor.

NOW, THEREFORE, in consideration of the promises herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

AGREEMENT

1. [**Note**: Describe any term(s) agreed to by the parties]

2. **Release**.

a. Franchisee, on behalf of itself and their predecessors and affiliates, each of their respective owners, officers, directors, managers, employees and agents, and all of their respective heirs, representatives, administrators, trustees, beneficiaries, successors, and assigns (collectively, the "**Franchisee Parties**"), do hereby absolutely and irrevocably release and discharge Franchisor, its predecessors and affiliates, each of their respective owners, officers, directors, managers, employees and agents, and all of their respective heirs, representatives, administrators, successors, and assigns (collectively, the "**Franchisor Parties**"), of and from any and all claims, obligations, debts, proceedings, demands, actions, causes of action, liabilities, costs, expenses, losses and damages, whether known or unknown, vested or contingent, which any of the Franchisee Parties now has, ever had, or, but for this release, hereafter would or could have against any of the Franchisor Parties as of the Effective Date directly or indirectly relating to or arising out of the Franchise Agreement, the Sports Bar, or the relationship between Franchisor or its affiliate, on the one hand, and any of the Franchisee Parties, on the other hand (collectively, the "**Released Claims**").

b. Franchisee, on behalf of itself and the other Franchisee Parties, represent and warrant to Franchisor that none of them has assigned or otherwise sold, conveyed,

transferred, pledged, or granted a security interest in or lien upon any of the Released Claims. Franchisee, on behalf of itself and the other Franchisee Parties, covenant not to sue any of the Franchisor Parties (or any of their respective successors and assigns) on or related to any of the Released Claims.

c. To the extent applicable, the parties acknowledge that they are familiar with the provisions of California Civil Code Section 1542 (which reads "**A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.**") and any other similar applicable law or regulation. The Franchisee Parties, on behalf of themselves and each of the other Franchisee Releasing Parties, hereby waive and relinquish every right or benefit which they have under Section 1542 of the Civil Code of the State of California and any other similar applicable law or regulation, or any other law, rule or regulation limiting the effectiveness of releases, to the fullest extent that they may lawfully waive such right or benefit. In connection with this waiver and relinquishment, with respect to the Released Claims, the Franchisee Parties acknowledge that they may hereafter discover facts in addition to or different from those which they now know or believe to be true with respect to the subject matter of this release, but that it is the Franchisee Parties' intention, fully, finally and forever to settle and release all such Released Claims, known or unknown, suspected or unsuspected, which now exist, may exist or did exist, and, in furtherance of such intention, the releases given hereunder shall be and remain in effect as full and complete releases, notwithstanding the discovery or existence of any such additional or different facts.

3. **General Provisions**.

a. Construction. The Background is incorporated herein by reference and made a part of this Agreement. If Franchisee is comprised of more than one individual or entity, then all representations, warranties, liabilities and obligations of the relevant party shall be joint and several among the relevant parties. The captions of the sections and paragraphs of this Agreement are intended only as aids in locating provisions hereof, are not a part of the context hereof and shall be ignored in construing this Agreement. Capitalized terms used but not defined herein shall have the meaning given to them under the Franchise Agreement. Wherever the context may require, any pronouns used hereunder shall include the corresponding masculine, feminine or neutral form, and the singular forms of nouns and pronouns shall include the plural, and vice versa. Unless otherwise specified, all references to a number of days shall mean calendar days and not business days. References to any contracts, instruments or agreements shall include any and all amendments, restatements, extensions, supplements or other modifications to those contracts, instruments or agreements from time to time. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter. This Agreement has been fully and freely negotiated by the parties, shall be considered as having been drafted jointly by the parties, and shall be interpreted and construed as if so drafted, without construction in favor of or against any party on account of their participation in the drafting of this Agreement. This

Agreement may be executed in more than one counterpart, and by electronic signature, each of which constitutes an original.

b. Binding Effect. This Agreement inures to the benefit of and shall be binding on the parties hereto and their respective successors and assigns.

c. Governing Law and Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Georgia, without regard to its conflicts of laws rules. All legal proceedings relating to this Agreement must be brought or otherwise commenced only in the state or federal courts of Georgia.

d. Entire Agreement; Amendments. This Agreement, and the documents referred to herein, represent the entire agreement among the parties hereto respecting the subject matter hereof. No statements, promises or representations have been made by any party hereto to any other, or relied upon by any party hereto, and no consideration has been offered, promised, or expected, except as expressly provided in this Agreement and the documents referred to herein. No waiver of or failure to enforce any provision in this Agreement shall be binding upon any party hereto unless made in writing and signed by that party. No amendment will be binding unless in writing and signed by the party against whom enforcement is sought.

e. Severability. If any term or provision of this Agreement or the application thereof to any person, entity or circumstance shall, to any extent, be invalid or unenforceable, the remainder of this Agreement, or the application of such term or provision to persons, entities or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby and each term and provision of this Agreement shall be valid and enforced to the fullest extent permitted by law.

f. No Related Party Liability. No past, present or future director, officer, employee, incorporator, member, partner, stockholder, subsidiary, affiliate, controlling party, entity under common control, ownership or management, vendor, service provider, agent, attorney or representative of Franchisor or any of its affiliated entities shall have any liability for any obligations or liabilities under this Agreement of or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby and thereby.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement effective as of the Effective Date.

FRANCHISOR:

Buffalo Wild Wings International, Inc.

____
By:__________________________________
Its:__________________________________

FRANCHISEE:

____

____
By:__________________________________
Its:__________________________________

EXHIBIT H

STATE-SPECIFIC ADDENDA

ADDENDA TO
BUFFALO WILD WINGS®
DISCLOSURE DOCUMENT

The following are additional disclosures for the **BUFFALO WILD WINGS** disclosure document of **BUFFALO WILD WINGS INTERNATIONAL, INC.** as required by various state franchise laws. Each provision of these additional disclosures will not apply unless, with respect to that provision, the jurisdictional requirements of the applicable state franchise registration and disclosure law are met independently without reference to these additional disclosures.

NO WAIVER OF DISCLAIMER OF RELIANCE IN CERTAIN STATES

The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

> No statement, questionnaire or acknowledgment signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

[REMAINDER OF THE PAGE INTENTIONALLY BLANK]

ADDENDUM TO
BUFFALO WILD WINGS®
DISCLOSURE DOCUMENT FOR THE
STATE OF CALIFORNIA

1. The following language is added to the end of Item 1:

To the extent it is applicable, you must comply with California Assembly Bill 1228, codified at Cal. Lab. Code §§ 1474-1475 (the "Fast Food Act"), which may set health, safety, and employment standards related to your employees, including standards on minimum wages, working hours, and working conditions.

2. The following language is added to the end of Items 5, 6, and 11:

We currently do not provide any training or assistance related to, or charge any initial or ongoing fees related to, the development or implementation of any standards, policies, or procedures that may be required under the Fast Food Act. It is solely your responsibility to determine whether the Fast Food Act applies to your franchise and, to the extent it does apply, to comply with the Fast Food Act when developing and constructing your Sports Bar, operating your franchise, and training and supervising your employees.

3. The following language is added to the end of Item 7, Note (11):

The additional funds estimate takes into account any increased costs that you may incur related to complying with the Fast Food Act (such as increased wages), to the extent applicable, based on the Fast Food Act standards that are in effect as of the date of this disclosure document.

4. The following paragraph is added to the end of Item 17 of the disclosure document:

No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

5. Item 21 of the disclosure document is modified to add the attached unaudited balance sheet of Buffalo Wild Wings International, Inc. as of December 29, 2024, its most recent fiscal year end.

BUFFALO WILD WINGS INTERNATIONAL, INC.
BALANCE SHEETS
(In thousands)
(unaudited)

	December 29, 2024	December 31, 2023
ASSETS		
Accounts receivable, net	$ 28,962	$ 497,443
Total assets	$ 28,962	$ 497,443
LIABILITIES AND STOCKHOLDER'S EQUITY		
Current liabilities:		
Accounts payable	$ 5,805	$ 297,044
Current portion of deferred revenue	608	—
Total current liabilities	6,413	297,044
Noncurrent deferred revenue	16,742	15,168
Other liabilities	—	13,306
Stockholder's equity:		
Common stock	—	—
Additional paid-in capital	34,719	34,719
Retained earnings (deficit)	(28,912)	137,206
Total stockholder's equity	5,807	171,925
Total liabilities and stockholder's equity	$ 28,962	$ 497,443

ADDENDUM TO
BUFFALO WILD WINGS®
DISCLOSURE DOCUMENT FOR THE
STATE OF HAWAII

THESE FRANCHISES WILL BE OR HAVE BEEN FILED UNDER THE FRANCHISE INVESTMENT LAW OF THE STATE OF HAWAII. FILING DOES NOT CONSTITUTE APPROVAL, RECOMMENDATION OR ENDORSEMENT BY THE DIRECTOR OF REGULATORY AGENCIES OR A FINDING BY THE DIRECTOR OF REGULATORY AGENCIES THAT THE INFORMATION PROVIDED HEREIN IS TRUE, COMPLETE AND NOT MISLEADING.

THE FRANCHISE INVESTMENT LAW MAKES IT UNLAWFUL TO OFFER OR SELL ANY FRANCHISE IN THIS STATE WITHOUT FIRST PROVIDING TO THE PROSPECTIVE FRANCHISEE, OR SUBFRANCHISOR, AT LEAST SEVEN DAYS PRIOR TO THE EXECUTION BY THE PROSPECTIVE FRANCHISEE OF ANY BINDING FRANCHISE OR OTHER AGREEMENT, OR AT LEAST SEVEN DAYS PRIOR TO THE PAYMENT OF ANY CONSIDERATION BY THE FRANCHISEE, OR SUBFRANCHISOR, WHICHEVER OCCURS FIRST, A COPY OF THE DISCLOSURE DOCUMENT, TOGETHER WITH A COPY OF ALL PROPOSED AGREEMENTS RELATING TO THE SALE OF THE FRANCHISE.

THIS DISCLOSURE DOCUMENT CONTAINS A SUMMARY ONLY OF CERTAIN MATERIAL PROVISIONS OF THE FRANCHISE AGREEMENT. THE CONTRACT OR AGREEMENT SHOULD BE REFERRED TO FOR A STATEMENT OF ALL RIGHTS, CONDITIONS, RESTRICTIONS AND OBLIGATIONS OF BOTH THE FRANCHISOR AND THE FRANCHISEE.

The following paragraph is added to the end of Item 17 of the disclosure document:

> No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

ADDENDUM TO
BUFFALO WILD WINGS®
DISCLOSURE DOCUMENT FOR THE
STATE OF MARYLAND

1. The following language is added to the end of Item 5:

Based upon the franchisor's financial condition, the Maryland Securities Commissioner has required a financial assurance. Therefore, all initial fees and payments owed by franchisees shall be deferred until the franchisor completes its pre-opening obligations under the franchise agreement. In addition, all development fees and initial payments by area developers shall be deferred until the first franchise under the development agreement opens.

2. The following language is added to the end of the "Summary" sections of Item 17(c), entitled Requirements for franchisee to renew or extend, and Item 17(m), entitled Conditions for franchisor approval of transfer:

Any release required as a condition of renewal and/or assignment/transfer will not apply to any liability under the Maryland Franchise Registration and Disclosure Law.

3. The following language is added to the end of the "Summary" section of Item 17(h), entitled "Cause" defined – non-curable defaults:

Termination upon insolvency might not be enforceable under federal bankruptcy law (11 U.S.C. Section 101 et seq.), but we will enforce it to the extent enforceable.

4. The following language is added to the end of the "Summary" section of Item 17(v), entitled Choice of forum:

Franchisee may bring an action in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law to the extent required by the Maryland Franchise Registration and Disclosure Law, unless preempted by federal law.

5. The following language is added to the end of the "Summary" section of Item 17(w), entitled Choice of law:

; however, to the extent required by the Maryland Franchise Registration and Disclosure Law, you may bring an action in Maryland.

6. The following paragraphs are added to the end of the chart in Item 17:

You must bring any claims arising under the Maryland Franchise Registration and Disclosure Law within 3 years after the grant of the franchise.

No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

ADDENDUM TO
BUFFALO WILD WINGS®
DISCLOSURE DOCUMENT FOR THE
STATE OF MINNESOTA

Item 13 of the disclosure document, under the heading "Trademarks," shall be supplemented by the addition of the following paragraph:

> "The Minnesota Department of Commerce requires that a franchisor indemnify Minnesota franchisees against liability to third parties resulting from claims by third parties that the franchisee's use of the franchisor's trademark infringes upon the trademark rights of the third party. The franchisor does not indemnify against the consequences of a franchisee's use of a franchisor's trademark except in accordance with the requirements of the franchise agreement, and as the condition to an indemnification, the franchisee must provide notice to the franchisor of any such claim immediately and tender the defense of the claim to the franchisor. If the franchisor accepts tender of defense, the franchisor has the right to manage the defense of the claim, including the right to compromise, settle or otherwise resolve the claim, or to determine whether to appeal a final determination of the claim. You must cooperate in the defense in any reasonable manner we prescribe with any direct cost of such cooperation to be borne by us."

The following paragraphs are added to the end of Item 17 of the disclosure document:

> With respect to franchises governed by Minnesota law, we will comply with Minn. Stat. Sec. 80C.14, Subds. 3, 4 and 5 which require, except in certain specified cases, that you be given 90 days' notice of termination (with 60 days to cure) of the Franchise Agreement and 180 days' notice for non-renewal of the Franchise Agreement.
>
> Minn. Stat. Sec. 80C.21 and Minn. Rule 2860.4400J prohibit us from requiring litigation to be conducted outside Minnesota, requiring waiver of a jury trial, or requiring you to consent to injunctive relief, liquidated damages, termination penalties, or judgment notes. In addition, nothing in the disclosure document or Franchise Agreement can abrogate or reduce any of your rights as provided for in Minnesota Statutes 1984, Chapter 80C, or your rights to any procedure, forum, or remedies provided for by the laws of the jurisdiction.
>
> Any release required as a condition of renewal, sale, and/or transfer/assignment will not apply to the extent prohibited by applicable law with respect to claims arising under Minn. Rule 2860.4400D.
>
> No statement, questionnaire, or acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

ADDENDUM TO
BUFFALO WILD WINGS®
DISCLOSURE DOCUMENT FOR THE
STATE OF NORTH DAKOTA

1. The "Summary" sections of Items 17(c) and (m) of the disclosure document are amended by adding the following:

> Any release executed will not apply, to the extent prohibited by applicable law, with respect to claims arising under the North Dakota Franchise Investment Law.

2. The "Summary" section of Item 17(r) of the disclosure document is amended by adding the following:

> Covenants not to compete such as those mentioned above generally are considered unenforceable in the state of North Dakota. However, we will seek to enforce them to the extent enforceable.

3. The "Summary" section of Item 17(v) of the disclosure document is deleted in its entirety and replaced with the following:

> Litigation generally must be in courts closest to our then current principal business address (currently Atlanta, Georgia), except that to the extent required by the North Dakota Franchise Investment Law, you may bring an action in North Dakota.

4. The "Summary" section of Item 17(w) of the disclosure document is deleted in its entirety and replaced with the following.

> Except for federal law, to the extent required by law, North Dakota law applies.

5. The following paragraph is added to the end of Item 17 of the disclosure document:

> No statement, questionnaire, or Acknowledgement signed or agreed to by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on our behalf. This provision supersedes any other term of any document executed in connection with the franchise.

ASSURANCE OF DISCONTINUANCE
STATE OF WASHINGTON

To resolve an investigation by the Washington Attorney General and without admitting any liability, we have entered into an Assurance of Discontinuance ("AOD") with the State of Washington, where we have agreed to remove from our form franchise agreement a provision which restricts a franchisee from soliciting and/or hiring the employees of our other franchisees, which the Attorney General alleges violates Washington state and federal antitrust and unfair practices laws. We have agreed, as part of the AOD, to not enforce any such provisions in any existing franchise agreement, to request that our Washington franchisees amend their existing franchise agreements to remove such provisions, and to notify our franchisees about the entry of the AOD. In addition, the State of Washington did not assess any fines or other monetary penalties against us.

STATE-SPECIFIC RIDERS TO FRANCHISE AGREEMENT

RIDER TO THE BUFFALO WILD WINGS®
FRANCHISE AGREEMENT
FOR USE IN MARYLAND

This Rider is made and entered into as of ___________, 20__ by and between **BUFFALO WILD WINGS INTERNATIONAL, INC.**, an Ohio Corporation ("we"), and __________________, a ___________ ("you").

1. **Background**. We and you are parties to that certain Franchise Agreement dated _________________________, 20__ that has been signed concurrently with the signing of this Rider. This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) you are a resident of Maryland, and/or (b) the Buffalo Wild Wings Sports Bar you will operate under the Franchise Agreement will be located or operated in Maryland.

2. **Initial Franchise Fee**. The following language is added to the end of subparagraphs 9.B of the Franchise Agreement:

> Based upon the franchisor's financial condition, the Maryland Securities Commissioner has required a financial assurance. Therefore, all initial fees and payments owed by franchisees shall be deferred until the franchisor completes its pre-opening obligations under the franchise agreement. In addition, all development fees and initial payments by area developers shall be deferred until the first franchise under the development agreement opens.

3. **Releases**. The following language is added to the end of subparagraphs 4.B and 11.D(6) of the Franchise Agreement:

> ; provided, however, that such general release shall not apply to any liability under the Maryland Franchise Registration and Disclosure Law.

4. **Governing Law**. The following sentence is added to the end of subparagraph 12.A of the Franchise Agreement:

> However, to the extent required by applicable law, Maryland will apply to claims arising under the Maryland Franchise Registration and Disclosure Law.

5. **Choice of Forum**. The following language is added to the end of subparagraph 12.B of the Franchise Agreement:

> You may bring an action in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law to the extent required by the Maryland Franchise Registration and Disclosure Law.

6. **Limitations of Claims**. The following sentence is added to the end of subparagraph 12.E of the Franchise Agreement:

> ; except that any and all claims arising under the Maryland Franchise Registration and Disclosure Law must be brought within three (3) years after the grant of the franchise.

7. **Insolvency**. The following sentence is added to the end of subparagraph 13.A of the Franchise Agreement:

> This Section might not be enforceable under federal bankruptcy law (11 U.S.C. Sections 101 et seq.), but we will enforce it to the extent enforceable.

8. **Acknowledgments**. The second and third to last sentences of subparagraph 15.B and the entirety of subparagraph 15.C are deleted. The following language is added to the end of the Franchise Agreement:

> Any representations requiring licensee to assent to a release, estoppel or waiver of liability are not intended to nor shall they act as a release, estoppel or waiver of any liability incurred under the Maryland Franchise Registration and Disclosure Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider on the date stated on the first page above.

YOU:	**BUFFALO WILD WINGS INTERNATIONAL, INC.**:
Date: ______________________	Date: ______________________
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

RIDER TO THE BUFFALO WILD WINGS®
FRANCHISE AGREEMENT
FOR USE IN MINNESOTA

This Rider is made and entered into as of ___________, 20__ by and between **BUFFALO WILD WINGS INTERNATIONAL, INC.**, an Ohio Corporation ("we"), and __________________, a ___________ ("you").

1. **Background**. We and you are parties to that certain Franchise Agreement dated _________________________, 20__ that has been signed concurrently with the signing of this Rider. This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) the offer or sale of the franchise for the Buffalo Wild Wings Sports Bar that you will operate under the Franchise Agreement was made in the State of Minnesota, and/or (b) the Buffalo Wild Wings Sports Bar will be located or operated in Minnesota.

2. **Trademarks**. The following is added to the Franchise Agreement as a new subparagraph 3.F:

> The State of Minnesota considers it unfair to not protect your rights to use the trademarks. Therefore, in accordance with Minnesota Stat. §80C.12, Subd. 1(g), we will protect your right to use the trademarks, service marks, trade names, logotypes or other commercial symbols or indemnify you from any loss, costs or expenses arising out of any claim, suit or demand regarding the use of the name.

3. **Releases**. The following language is added to the end of subparagraphs 4.B and 11.D(6) of the Franchise Agreement:

> ; however, any release required as a condition of renewal and/or assignment/transfer will not apply to the extent prohibited by the Minnesota Franchises Law.

4. **Governing Law/Choice of Forum**. The following sentence is added to the end of subparagraphs 12.A and 12.B of the Franchise Agreement:

> Minnesota Statutes, Section 80C.21 and Minnesota Rule 2860.4400(J) prohibit us from requiring litigation to be conducted outside Minnesota. In addition, nothing in the disclosure document or agreement(s) can abrogate or reduce any of your rights as provided for in Minnesota Statutes, Chapter 80C, or franchisee's rights to any procedure, forum or remedies provided for by the laws of the jurisdiction.

5. **Injunctive Relief**. The second sentence of subparagraph 12.C of the Agreement is deleted and replaced with the following:

> Therefore, it is mutually agreed that in the event of a breach or threatened breach of any of the terms of this Agreement by you, we will forthwith be entitled to seek an injunction restraining such breach or to a decree of specific performance, without showing or proving any actual damage, together with recovery of reasonable attorneys' fees and other costs incurred in obtaining said equitable relief.

6. **Limitations of Claims**. The following sentence is added to the end of subparagraph 12.E of the Franchise Agreement:

However, Minnesota law provides that no action may be commenced under Minn. Stat. Sec. 80C.17 more than three (3) years after the cause of action accrues.

7. **Waiver of Punitive Damages and Jury Trial**. If and to the extent required by the Minnesota Franchises Law, subparagraph 12.F of the Franchise Agreement is deleted.

8. **Termination and Renewal**. The following language is added to the end of subparagraph 13.B of the Franchise Agreement:

Minnesota law provides you with certain termination and non-renewal rights. Minn. Stat. §80C.14 Subds. 3, 4 and 5 require, except in certain specified cases, that you be given 90 days' notice of termination (with 60 days to cure) and 180 days' notice for non-renewal of this Agreement.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider on the date stated on the first page above.

YOU:	**BUFFALO WILD WINGS INTERNATIONAL, INC.**:
Date: ______________________	Date: ______________________
By: ______________________	By: ______________________
Name: ______________________	Name: ______________________
Title: ______________________	Title: ______________________

RIDER TO THE BUFFALO WILD WINGS® FRANCHISE AGREEMENT FOR USE IN NORTH DAKOTA

This Rider is made and entered into as of ____________, 20__ by and between **BUFFALO WILD WINGS INTERNATIONAL, INC.**, an Ohio corporation ("we"), and ________________, a _______________ ("you").

1. **Background**. We and you are parties to that certain Franchise Agreement dated ___________________________, 20__ that has been signed concurrently with the signing of this Rider. This Rider is annexed to and forms part of the Franchise Agreement. This Rider is being signed because (a) the offer or sale of the franchise for the Buffalo Wild Wings Sports Bar will operate under the Franchise Agreement was made in the State of North Dakota, and/or (b) you are a resident of North Dakota and will operate the Buffalo Wild Wings Sports Bar in North Dakota.

2. **Non-Competition**. The following language is added to the end of subparagraph 10.D(3) of the Franchise Agreement:

> Covenants not to compete such as those mentioned above are generally considered unenforceable in the State of North Dakota. However, we and you acknowledge and agree to enforce these provisions to the extent enforceable under the law.

3. **Releases**. The following language is added to the end of subparagraphs 4.B and 11.D(6) of the Franchise Agreement:

> Any release will not apply to the extent otherwise prohibited by applicable law with respect to claims arising under the North Dakota Franchise Investment Law.

4. **Governing Law**. The following language is added to the end of subparagraph 14.A of the Franchise Agreement:

> HOWEVER, TO THE EXTENT REQUIRED BY THE NORTH DAKOTA FRANCHISE INVESTMENT LAW, NORTH DAKOTA LAW APPLIES TO THIS AGREEMENT.

5. **Choice of Forum**. The following language is added to the end of subparagraph 12.B of the Franchise Agreement:

> HOWEVER, TO THE EXTENT REQUIRED BY THE NORTH DAKOTA FRANCHISE INVESTMENT LAW, YOU MAY BRING AN ACTION IN NORTH DAKOTA.

6. **Waiver of Punitive Damages and Jury Trial**. If and to the extent required by the North Dakota Franchise Investment Law, subparagraph 12.F of the Franchise Agreement is deleted.

7. **Limitations of Claims**. The following is added to the end of subparagraph 12.E of the Franchise Agreement:

> The time limitations set forth in this subparagraph might be modified by the North Dakota Franchise Investment Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider on the date stated on the first page above.

YOU:	**BUFFALO WILD WINGS INTERNATIONAL, INC.**:
Date: ______________________________	Date: ______________________________
By: ______________________________	By: ______________________________
Name: ______________________________	Name: ______________________________
Title: ______________________________	Title: ______________________________

STATE-SPECIFIC RIDERS TO AREA DEVELOPMENT AGREEMENT

RIDER TO THE BUFFALO WILD WINGS®
AREA DEVELOPMENT AGREEMENT
FOR USE IN MARYLAND

This Rider is made and entered into as of ___________, 20__ by and between **BUFFALO WILD WINGS INTERNATIONAL, INC.**, an Ohio Corporation ("we"), and __________________, a ___________ ("you").

1. **Background**. We and you are parties to that certain Area Development Agreement dated _________________________, 20__ that has been signed concurrently with the signing of this Rider ("**Development Agreement**"). This Rider is annexed to and forms part of the Development Agreement. This Rider is being signed because (a) you are a resident of Maryland, and/or (b) the Buffalo Wild Wings Sports Bar(s) you will develop will be located or operated in Maryland.

2. **Initial Franchise Fee**. The following language is added to the end of subparagraphs 3.A of the Development Agreement:

> Based upon the franchisor's financial condition, the Maryland Securities Commissioner has required a financial assurance. Therefore, all initial fees and payments owed by franchisees shall be deferred until the franchisor completes its pre-opening obligations under the franchise agreement. In addition, all development fees and initial payments by area developers shall be deferred until the first franchise under the development agreement opens.

3. **Governing Law**. The following sentence is added to the end of subparagraph 7.A of the Development Agreement:

> However, to the extent required by applicable law, Maryland will apply to claims arising under the Maryland Franchise Registration and Disclosure Law.

4. **Choice of Forum**. The following language is added to the end of subparagraph 7.B of the Development Agreement:

> You may bring an action in Maryland for claims arising under the Maryland Franchise Registration and Disclosure Law to the extent required by the Maryland Franchise Registration and Disclosure Law.

5. **Insolvency**. The following sentence is added to the end of clause 8.C(iii) of the Development Agreement:

> This Section might not be enforceable under federal bankruptcy law (11 U.S.C. Sections 101 et seq.), but we will enforce it to the extent enforceable.

6. **Acknowledgments**. Subparagraph 4.C and the second and third to last sentences of subparagraph 11.C are deleted. The following language is added to the end of the Development Agreement:

> Any representations requiring licensee to assent to a release, estoppel or waiver of liability are not intended to nor shall they act as a release, estoppel or waiver of any liability incurred under the Maryland Franchise Registration and Disclosure Law.

IN WITNESS WHEREOF, the parties have executed and delivered this Rider on the date stated on the first page above.

YOU:	**BUFFALO WILD WINGS INTERNATIONAL, INC.**:
Date: ____________________	Date: ____________________
By: ____________________	By: ____________________
Name: ____________________	Name: ____________________
Title: ____________________	Title: ____________________

EXHIBIT I

STATE EFFECTIVE DATES PAGE AND RECEIPT PAGES

<u>**State Effective Dates**</u>

The following states have franchise registration laws that require that the disclosure document be registered or filed with the state, or be exempt from registration: California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington and Wisconsin.

This document is effective and may be used in the following states, where the document is filed, registered, or exempt from registration, as of the Effective Date stated below:

State	Effective Date
California	March 27, 2025 (exempt)
Hawaii	April 7, 2025
Illinois	March 27, 2025 (exempt)
Indiana	March 31, 2025
Maryland	June 17, 2025 (exempt)
Michigan	March 27, 2025
Minnesota	May 16, 2025
New York	March 27, 2025 (exempt)
North Dakota	March 31, 2025 (exempt)
Rhode Island	March 31, 2025 (exempt)
South Dakota	March 31, 2025
Virginia	March 31, 2025 (exempt)
Washington	April 1, 2025 (exempt)
Wisconsin	March 27, 2025

Other states may require registration, filing, or exemption of a franchise under other laws, such as those that regulate the offer and sale of business opportunities or seller-assisted marketing plans.

RECEIPT

This disclosure document summarizes certain provisions of the Franchise Agreement, Area Development Agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If Buffalo Wild Wings International, Inc. offers you a franchise, it must provide this disclosure document to you at the earlier of 14 calendar days before you sign a binding agreement or payment of consideration in connection with the proposed franchise sale, or sooner if required by applicable state law.

New York requires that we give you this disclosure document at the earlier of the first personal meeting or 10 business days before the signing of a binding agreement or payment of any consideration that relates to the franchise relationship. Michigan requires that we give you this disclosure document at least 10 business days before the execution of any binding agreement or the payment of any consideration, whichever comes first.

If Buffalo Wild Wings International, Inc. does not deliver this disclosure document on time or if it contains a false or misleading statement, or a material omission, a violation of federal and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C., 20580 and the appropriate state agency identified on Exhibit A.

Issuance Date: March 27, 2025

The franchise sellers for this offering are __________________________, Buffalo Wild Wings International, Inc., Three Glenlake Pkwy NE, Atlanta, Georgia 30328, 678-514-4100.

I received a disclosure document dated March 27, 2025, that included the following Exhibits:

A	List of State Agencies and Agents for Service of Process	D-1	Incentive Amendment to Area Development Agreement
B	Financial Statements and Guarantee	E	List of Sports Bar Locations
C	Franchise Agreement	F	List of Former Franchisees
C-1	Incentive Amendment to the Franchise Agreement	G	Form of Release Agreement
C-2	Non-Traditional Rider to the Franchise Agreement	H	State-Specific Addenda
C-3	Multi-Brand Addendum to the Franchise Agreement	I	State Effective Dates Page and Receipts
C-4	NAF Reallocation Participation Agreement		
D	Area Development Agreement		

Date:______________________________

Signed:________________________________
Print Name:____________________________
Address:_______________________________
City:_______________ State:_____________
Zip:_________Phone: (__)_______________
Email: ________________________________

COPY FOR FRANCHISEE

RECEIPT

This disclosure document summarizes certain provisions of the Franchise Agreement, Area Development Agreement and other information in plain language. Read this disclosure document and all agreements carefully.

If Buffalo Wild Wings International, Inc. offers you a franchise, it must provide this disclosure document to you at the earlier of 14 calendar days before you sign a binding agreement or payment of consideration in connection with the proposed franchise sale, or sooner if required by applicable state law.

New York requires that we give you this disclosure document at the earlier of the first personal meeting or 10 business days before the signing of a binding agreement or payment of any consideration that relates to the franchise relationship. Michigan requires that we give you this disclosure document at least 10 business days before the execution of any binding agreement or the payment of any consideration, whichever comes first.

If Buffalo Wild Wings International, Inc. does not deliver this disclosure document on time or if it contains a false or misleading statement, or a material omission, a violation of federal and state law may have occurred and should be reported to the Federal Trade Commission, Washington, D.C., 20580 and the appropriate state agency identified on Exhibit A.

Issuance Date: March 27, 2025

The franchise sellers for this offering are ___________________________, Buffalo Wild Wings International, Inc., Three Glenlake Pkwy NE, Atlanta, Georgia 30328, 678-514-4100.

I received a disclosure document dated March 27, 2025, that included the following Exhibits:

A	List of State Agencies and Agents for Service of Process	D-1	Incentive Amendment to Area Development Agreement
B	Financial Statements and Guarantee	E	List of Sports Bar Locations
C	Franchise Agreement	F	List of Former Franchisees
C-1	Incentive Amendment to the Franchise Agreement	G	Form of Release Agreement
C-2	Non-Traditional Rider to the Franchise Agreement	H	State-Specific Addenda
C-3	Multi-Brand Addendum to the Franchise Agreement	I	State Effective Dates Page and Receipts
C-4	NAF Reallocation Participation Agreement		
D	Area Development Agreement		

Date:______________________________

Signed:________________________________
Print Name:____________________________
Address:_______________________________
City:_______________ State:______________
Zip:__________Phone: (__)_______________
Email: ________________________________

COPY FOR BUFFALO WILD WINGS INTERNATIONAL, INC.

RETAIL LEASE

Crossroads Plaza Shopping Center - Approximately 1,500 square feet
Demised Premises

CROSSROADS PLAZA POWER LLC
Landlord

MUNSON OF HAINESPORT WINGS GO LLC
Tenant

Date of Lease:

RETAIL LEASE

THIS RETAIL LEASE ("Lease") is made this _____ day of _______________, 2025, between **CROSSROADS PLAZA POWER LLC**, a New Jersey limited liability company with an address at c/o Paramount Realty Services, 1195 Route 70, Suite 2000, Lakewood, New Jersey 08701 (**"Landlord"**) and **MUNSON OF HAINESPORT WINGS GO LLC**, a New Jersey limited liability company with an address at 409 Joyce Kilmer Avenue, Suite 310, New Brunswick, New Jersey 08901 (**"Tenant"**).

Background

A. Landlord is the owner of the shopping center known as Crossroads Plaza Shopping Center, located at 1520 Route 38, in Lumberton Township, Burlington County, as more particularly depicted on **Exhibit "A"** attached hereto and made a part hereof (the **"Shopping Center"**).

B. Landlord wishes to lease to Tenant, and Tenant wishes to lease from Landlord, a portion of the Shopping Center upon the terms and conditions as herein set forth.

FUNDAMENTAL LEASE PROVISIONS

(a) **"Term"**: Ten (10) years commencing on the Commencement Date and ending on the last day of the month in which the tenth (10th) anniversary of the Commencement Date occurs if the Commencement Date is a day other than the first day of a calendar month, or if the Commencement Date is the first day of a calendar month, then expiring on the day immediately preceding the tenth (10th) anniversary thereof (the **"Expiration Date"**). The term "Lease Year" shall mean each consecutive period of twelve (12) months during the Term, with the first Lease Year commencing on the Commencement Date and ending on the last day of the month in which the first anniversary of the Commencement Date occurs, provided that if the Commencement Date is the first day of the month, the first Lease Year shall commence on the Commencement Date and expire on the date immediately preceding the first anniversary of the Commencement Date.

So long as Tenant is not in default under the terms of this Lease beyond any applicable notice and cure periods, and Tenant is open and operating in the Demised Premises, subject to Permitted Temporary Closures (defined below), Tenant shall have the option to extend the Term for three (3) separate, consecutive extension periods (each an **"Extension Period"**) of five (5) years each on the same terms and conditions herein, except that Annual Base Rent in the Extension Period(s) shall be as specified in Paragraph (i) of these Fundamental Lease Provisions. Tenant may exercise an option to extend by giving written notice to Landlord not less than one hundred eighty (180) days prior to the Expiration Date (or the expiration of the then-current Extension Period). If Tenant elects to extend the Term, the Expiration Date shall be extended to the end of the then-current Extension Period, and the "Term" shall include any properly exercised Extension Periods. The right granted to Tenant in this paragraph may not be exercised by any sublessee of Tenant.

(b) **"Demised Premises"** or **"Premises"**: approximately one thousand five hundred (1,500) square feet of space (**"Tenant's GLA"**) in the Shopping Center, which Demised Premises

is shown cross-hatched on the Plan attached hereto as **<u>Exhibit "A"</u>** (the **"Site Plan"**).

(c) **"Landlord's GLA"**: the square footage of the tenant buildings constructed from time to time in the Shopping Center.

(d) **"Tenant's Proportionate Share"**: Tenant's GLA divided by Landlord's GLA.

(e) **"Commencement Date"**: the earlier of (i) one hundred twenty (120) days after the later of (1) the date Landlord substantially completes Landlord's Work and delivers the Premises to Tenant (the "**Delivery Date**") and (2) the date on which Tenant obtains the Permits (as hereinafter defined), and (ii) the date that Tenant opens for business in the Premises. Landlord estimates that the Delivery Date shall occur on the date that is seventy-five (75) days after the date of this Lease (the "**Estimated Delivery Date**").

(f) **"Notice Addresses"**:

Landlord: Crossroads Plaza Power LLC
c/o Paramount Realty Services
1195 Route 70, Suite 2000
Lakewood, NJ 08701

Tenant: Munson of Hainesport Wings Go LLC
409 Joyce Kilmer Avenue, Suite 310
New Brunswick, NJ 08901

With a required copy to:
Paris Ackerman, LLP
120 Eagle Rock Avenue
Suite 315
East Hanover, New Jersey 07936
Attention: David S. Paris, Esquire

With a copy of default notices to:
Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328
Attention: General Counsel

(g) **"Permitted Use"**: The Premises shall be used for the operation of a fast-casual restaurant selling chicken wings and the other food and beverage items set forth on the menu attached hereto as **<u>Exhibit "H"</u>** attached hereto, which may or may not be licensed for the sale of beer and wine for carry-out or onsite consumption, and for no other use. In no event shall Tenant use the Demised Premises in violation of any of the exclusives or restrictions set forth on **<u>Exhibit "E"</u>** attached hereto, or the other restrictions set forth on **<u>Exhibit "E"</u>** attached hereto, which exclusives and restrictions represent all of the use restrictions and exclusives binding upon the Premises of which Landlord has actual knowledge. Landlord represents and warrants that so long as Tenant operates as a fast-food restaurant with no more than fifteen seats and during the hours

of no more than 11:00 a.m. until 1:00 a.m., the Permitted Use expressly described herein is permitted by applicable zoning regulations.

(h) **"Trade Name"**: Buffalo Wild Wings

(i) **"Annual Base Rent"**:

Lease Years	Annual Base Rent	Monthly Installment	Annual Base Rent PSF
1-5	$60,000.00	$5,000.00	$40.00
6-10	$66,000.00	$5,500.00	$44.00
1st Extension Period			
11-15	$72,600.00	$6,050.00	$48.40
2nd Extension Period			
16-20	$79,860.00	$6,655.00	$53.24
3rd Extension Period			
21-25	$87,846.00	$7,320.50	$58.56

(j) **"Percentage Rent"**: None.

(k) **"Broker"** shall mean CBRE, Inc.

(l) **"Security Deposit"**: $5,812.50.

(m) **Tenant's Exclusive**: For so long as (i) this Lease shall remain in full force and effect, (ii) Tenant shall not be in default hereunder after the expiration of any applicable notice and cure period, and (iii) Tenant shall have opened and shall be continuing to operate the Premises, subject to Permitted Temporary Closures, for the operation of a quick-service restaurant whose primary menu items are bone-in or boneless fried chicken wings, chicken fingers, fried chicken sandwiches, fried chicken strips, and/or chicken tenders (collectively, "**Fried Chicken Products**"), then Landlord shall not lease or otherwise permit the use of any other portion of the Shopping Center to any tenant or occupant who operates a quick-service restaurant that derives more than fifteen percent (15%) of its gross sales from the sale of food from Fried Chicken Products the "**Restriction**"). Notwithstanding the foregoing, in no event shall the Restriction apply: (1) to any tenant or occupant of the Shopping Center who has executed its lease as of the date hereof (or their successors, assigns, and/or replacements), and such tenant's or occupant's lease does not expressly prohibit such tenant from operating its business in the Premises for a use that would otherwise violate the Restriction as of the date of this Lease; (2) to any restaurant for whom Fried Chicken Products comprises fifteen percent or less of such tenants gross sales from food; or (3) to any full-service restaurant utilizing waiters and waitresses; or (4) Fried Chicken Products from and after the sixtieth (60th) day after Tenant ceases offering Fried Chicken Products, as applicable, subject to Permitted Temporary Closures. For the abundance of clarity, Landlord shall not be permitted to amend or modify the permitted use of any existing tenant or occupant at the Shopping Center as of the date of this Lease to permit such tenant or occupant to use their leased space for the use prohibited by the Restriction as long as Landlord has the right under such lease to prevent such modification to a change in use.

Except with respect to a Rogue Tenant (as hereinafter defined), in the event Landlord violates the Restriction and the same continues for a period of ten (10) days after written notice to Landlord, then Tenant, in addition to all other remedies available at law and in equity, shall have the right to pay to Landlord, in lieu of the Annual Base Rent otherwise due under this Lease, an amount equal to fifty percent (50%) of the then-current Annual Base Rent (the "**Exclusive Violation Rent**") until such time as Landlord cures such violation of the Restriction. Notwithstanding the foregoing, Landlord shall not be in default of its obligations hereunder and shall not be deemed to have violated the Restriction if any tenant or occupant of the Shopping Center violates the Restriction in violation of the terms of its lease (a "**Rogue Tenant**"), provided that Landlord shall use prompt commercially reasonable efforts to ensure that such Rogue Tenant ceases such violation of the Restriction. If Landlord is unsuccessful in making a Rogue Tenant cease violating the Restriction within sixty (60) days after written notice to Landlord (the "**Rogue Tenant Cure Period**"), then Tenant, as its sole and exclusive remedy, shall have the right to pay to Landlord the Exclusive Violation Rent for a period of up to twelve (12) months after the expiration of the Rogue Tenant Cure Period. If Landlord has not cured such Rogue Tenant's violation of the Restriction within the twelve (12) month period following the Rogue Tenant Cure Period, then Tenant, in Tenant's sole discretion, shall elect to either: (i) terminate this Lease; or (ii) resume the payment of full Annual Base Rent under this Lease, which shall recommence on the day after the date which is the last day of the twelve (12) month period after expiration of the Rouge Tenant Cure Period, which election shall be delivered to Landlord in writing within thirty (30) days after the end of such twelve (12) month period. If Tenant fails to deliver such written notice to Landlord, then Tenant shall be deemed to have waived its right to terminate this Lease with respect to such Rogue Tenant and to have resumed the payment of full Annual Base Rent under this Lease. For the avoidance of doubt, at all times during which Tenant is paying or is entitled to pay the Exclusive Violation Rent under this paragraph, Tenant shall remain obligated to pay one hundred percent (100%) of the Additional Rent due under this Lease.

(n) **Permit Contingency**: No later than ten (10) business days after the date Landlord approves the Approved Final Plans (as hereinafter defined) (the "**Filing Deadline**"), Tenant shall file, and shall thereafter diligently pursue to completion, appropriate applications to obtain all permits (the "**Permits**") as required for Tenant to construct Tenant's Work (as hereinafter defined). If Tenant fails to obtain the Permits within sixty (60) days after the Filing Deadline (the "**Permit Deadline**"), then so long as Tenant has timely applied for such Permits and thereafter has used diligent, good faith efforts to obtain the Permits, Tenant shall have the right to extend the Permit Deadline by up to thirty (30) days by written notice to Landlord prior to the Permit Deadline. If Tenant does not obtain the Permits on or before the Permit Deadline (as the same may be extended), then Landlord shall have the right, but not the obligation, to obtain the Permits on Tenant's behalf, at Tenant's cost and expense, and Tenant shall cooperate with Landlord in all respects in obtaining the Permits. Landlord agrees to cooperate fully (at no out-of-pocket cost to Landlord) with Tenant's efforts to obtain all Permits, including (without limitation) execution of any necessary applications therefor. Tenant's applications and related materials filed to obtain the Permits shall comply with all applicable laws. Tenant shall use its best, good faith efforts to obtain the Permits. Tenant shall keep Landlord informed as to the status of the Permits and shall deliver copies of the Permits to Landlord promptly upon issuance. The Permits shall be deemed issued when the same are available to be picked up upon payment of applicable permits fees. If Tenant fails to comply with its obligations under this paragraph or with its obligations with respect to the required timing of delivery of plans for Tenant's Work to Landlord, Tenant shall be deemed to

have waived its right to terminate this Lease hereunder and to have obtained its Permits on the date that is sixty (60) days after the Filing Deadline. Notwithstanding the foregoing, in the event Landlord elects not to obtain the Permits on Tenant's behalf, or is either unable to obtain the Permits within sixty (60) days after the Permit Deadline, or determines, in its sole discretion, that receipt of such Permits is unlikely or impractical to occur within sixty (60) days after the Permit Deadline, then either party shall have the right to terminate this Lease upon written notice delivered to the other; provided, however, if Landlord elects to terminate this Lease pursuant to this paragraph, Tenant shall have the right to vitiate such termination by notifying Landlord in writing that it has waived its right to terminate this Lease under this paragraph within ten (10) business days after receipt of Landlord's notice of termination, in which event the Commencement Date shall be automatically be calculated using the date on which Tenant waived (or is deemed to have waived) its right to terminate this Lease under this paragraph as the date on which Tenant obtained the Permits.

(o) **Allowance**: Provided (i) Tenant shall have completed construction of Tenant's Work (as hereinafter defined) and delivered to Landlord a certificate of occupancy for the Premises, (ii) Tenant shall have opened for business to the public for the use permitted under Section (g) of the Fundamental Lease Provisions, (iii) the Commencement Date shall have occurred, (iv) Tenant shall have signed and delivered to Landlord an estoppel certificate in the form and manner contemplated in Section 39 hereof, (v) Tenant shall have delivered to Landlord paid invoices showing the total cost of Tenant's Work and final releases of liens from all contractors, subcontractors, and materialmen performing work or supplying materials in connection with Tenant's Work in excess of $5,000.00, and (vi) Tenant is not in default of any of Tenant's obligations under this Lease, then within thirty (30) days after the satisfaction of each of the foregoing conditions, Landlord shall pay to Tenant up to Thirty-One Dollars ($31.00) per square foot of Tenant's GLA in the form of a check as Landlord's contribution to Tenant's actual cost incurred in completing Tenant's Work (the "**Allowance**"). Tenant acknowledges that the Allowance may not be used to pay for the cost of furniture, fixtures, signage, equipment, and/or inventory. In the event the cost of Tenant's Work exceeds the Allowance, Tenant shall be solely responsible for such excess costs. In the event the Allowance exceeds the cost of Tenant's Work, Tenant shall not be entitled to any refund or credit against any future installments of Rent to become due. All requests for the Allowance shall be made on or before the date that is twelve (12) months after the Commencement Date or Tenant shall be deemed to have forfeited the same. Notwithstanding the foregoing, if Tenant satisfies all of the requirements set forth herein, and Landlord fails to timely pay the Allowance to Tenant or to dispute in good faith that the Allowance is due, then Tenant shall have the right to offset any overdue portion of the Allowance, plus interest at the Default Rate (as hereinafter defined) against the Annual Base Rent due under this Lease until fully reimbursed the Allowance.

(p) **Satellite Equipment**: Tenant, at Tenant's sole cost and expense, shall have the non-exclusive right to locate at least one (1) satellite dish and related communications equipment (collectively, the "**Satellite Equipment**") on the roof of the Premises in a location(s) reasonably determined by Landlord. The type, size, number, and other specifics of such equipment is subject to Landlord's prior written approval, not to be unreasonably withheld, delayed or conditioned. All roof work shall be coordinated with Landlord's roofing contractor and all plans for installation shall be provided in writing to Landlord for Landlord's review and approval, not to be unreasonably withheld, conditioned, or delayed. Tenant shall ensure that the installations of

Satellite Equipment is properly designed to limit potential damage or excessive stress of the roof areas. The proposed Satellite Equipment is for the use of the Tenant in the normal course of its business. Should Landlord have a roof bond in effect, Tenant shall utilize Landlord's roofing contractor, whose charges shall be competitive with other qualified contractors in the metropolitan area where the Premises is located, for any roof penetrations necessary for installation. Tenant acknowledges that Landlord's review and approval of any plans for the Satellite Equipment shall not constitute an acknowledgement by Landlord that, without limitation, the proposed Satellite Equipment complies with all applicable laws and requirements, will not damage or cause excessive stress to the roof areas, or will not cause any Interference (as hereinafter defined), all of which shall be Tenant's responsibility to ensure notwithstanding any approval by Landlord as to such plans. All costs relating to the Satellite Equipment shall be borne solely by Tenant, including, without limitation, all costs related to: (i) the installation of the Satellite Equipment, including all required permits and approvals therefor; (ii) the operation, maintenance, repair and/or replacement of the Satellite Equipment throughout the Term; (iii) all utilities (including consumption and installation costs); (iv) compliance with all applicable legal requirements of governmental authorities; (v) taxes levied on the Satellite Equipment, if any; (vi) removal of the Satellite Equipment upon the expiration or earlier termination of this Lease and the repair of any damage occasioned thereby; and (vi) repairs to the roof caused by the Satellite Equipment or installation thereof. The Satellite Equipment shall not cause any unreasonable interference to: (i) the Premises, the Shopping Center, or the operation thereof; (ii) the equipment of Landlord and any tenants, licensees or occupants which are in existence prior to the date of Tenant's installation of its Satellite Equipment; or (iii) the reception or transmission of communication signals by or from any antenna, satellite dishes or similar equipment installed by Landlord or any tenants, licensees or occupants that have been installed prior to the date of Tenant's installation of its Satellite Equipment (collectively, "**Interference**"). In the event of any such Interference, Tenant shall, within forty-eight (48) hours after written notice from Landlord, fully remedy such Interference at Tenant's sole cost and expense, and Tenant shall further indemnify, defend and hold Landlord, its agents and employees harmless from and against any and all claims, demands, liabilities, costs and expenses (including, without limitation, reasonable attorney's fees) suffered or incurred by Landlord arising out of or in any way related to Tenant's use and operation of the Satellite Equipment. Upon the expiration or earlier termination of this Lease, Tenant shall remove all Satellite Equipment and repair all damage occasioned thereby, which obligation shall survive the expiration or earlier termination of the Lease. In the event that any of the Satellite Equipment is not so removed or any damage caused by the removal is not so restored, the Satellite Equipment shall be considered abandoned and Landlord may use, remove, dispose of, and/or store the Satellite Equipment, or repair such damage, as Landlord determines in its sole discretion, the cost of such removal, disposal, storage and/or repair to be charged to Tenant. In no event shall Tenant be permitted to sublease any portion of the roof area utilized by Tenant hereunder to any third parties.

(q) **Guarantor**: Munson Buffalo GO Group

(r) **Take-Out Parking**: Subject to all applicable laws, codes, and ordinances, Tenant shall have the right to the use of one (1) parking space for short-term, take-out only in a location in front of the Premises identified by Landlord. Tenant, at Tenant's cost and expense, subject to applicable codes, laws, and ordinances, shall have the right to install a sign in the design shown on Exhibit "F" identifying such take-out parking space.

NOW, THEREFORE, in consideration of the covenants and conditions set forth herein, the parties, intending to be legally bound, hereby agree as follows:

1. **Lease and Description of Demised Premises**. The Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Demised Premises, for the Term and subject to the covenants and conditions set forth herein. The Premises shall be subject to, and Landlord reserves to the use of Landlord and all affected tenants and occupants of the Shopping Center, and to all utility suppliers, a right of way and easement through and within all exterior walls, party walls, ceilings (above the level of the lower face of the finished drop-ceiling), and other areas outside of the area of space enclosed by the interior surfaces of the walls, ceiling and floor slab enclosing the Premises (but also including interior columns, pipes, chases, conduits), for the installation, operation, use, maintenance, repair and replacement of ducts, pipes, conduits, wires and other facilities, devices and equipment providing utility services to, and for the structural support of, other portions of the Shopping Center. Tenant's GLA shall be measured from the outside face of exterior walls and the centerline of demising walls, without deduction for columns, shafts, mechanical rooms, stairs or interior construction equipment.

2. **Term of Lease and Renewal Options**. The term of this Lease shall be for the Term set forth in Paragraph (a) of the Fundamental Lease Provisions, commencing on the Commencement Date and expiring on the Expiration Date. Upon request of Landlord, Landlord and Tenant shall execute any commercially reasonable agreement setting forth the Commencement Date and Expiration Date, and the commencement and expiration of any Extension Periods if properly exercised.

3. **Landlord's Work**. Landlord shall perform all of the work required to be performed by Landlord for and in the Demised Premises pursuant to the terms and conditions of **Exhibit "C"** (herein called **"Landlord's Work"**). Landlord agrees to promptly attend to any items of Landlord's Work which are incomplete or require correction and are set forth on a punch-list delivered to Landlord within thirty (30) days after Tenant's receipt of possession of Premises; it being understood and agreed that if any such punch-list item materially interferes with the commencement of Tenant's Work or delays the completion of Tenant's Work, the Commencement Date shall be extended by one (1) day for each day Tenant's Work is delayed. Landlord shall be responsible for the correction of any latent defects on or in Landlord's Work, at no cost to Tenant, so long as Tenant notifies Landlord in writing of such latent defects within six (6) months after the Delivery Date. Except as otherwise specifically provided in this Lease, Landlord shall have no obligation to construct any buildings, improvements or alterations, or to extend or provide any services (including without limitation utility services) on or to the Demised Premises or to or for the benefit of Tenant, or to make any repairs or replacements to the Demised Premises; and Landlord makes no warranty concerning the Demised Premises or Landlord's Work, including without limitation any warranties of merchantability, habitability, fitness or any other condition thereof for any particular purpose, except that Landlord represents and warrants that: (1) as of the Delivery Date, the Premises shall be free of Waste (as hereinafter defined); and (2) as of the Delivery Date, the Premises shall be in compliance with all applicable laws, except to the extent that compliance with any such laws is conditioned upon Tenant's performance of any of Tenant's Work and/or Tenant's installation of any furniture, fixtures, and equipment. Notwithstanding the foregoing, to Landlord's actual knowledge as of the date hereof: (A) the Premises is not located in the FEMA Special Flood Hazard Area ("100-year floodplain") or the Moderate Risk Flood Hazard

Area ("500-year floodplain"); and (B) the Premises and the parking areas of the Shopping Center have not been subject to any flood damage, water seepage, or pooled water due to a natural flood event. Landlord's Work shall be performed in a good, workmanlike manner in compliance with all applicable laws. If the Delivery Date does not occur within sixty (60) days after the Estimated Delivery Date, then Tenant, as its sole and exclusive remedy, shall have the right to a credit against the Annual Base Rent due under this Lease in an amount equal to one (1) day for each day the Delivery Date is delayed beyond the such sixty (60) day period, and if the Delivery Date does not occur within ninety (90) days after the Estimated Delivery Date, then Tenant, as its sole and exclusive additional remedy, shall have the right to terminate this Lease by delivering written notice of such election to Landlord within ten (10) days after the end of such ninety (90) day period (but in any event prior to the Delivery Date), time being of the essence. Notwithstanding the foregoing, the foregoing sixty (60) day and ninety (90) day periods shall each be extended by one (1) day for each day the Delivery Date is delayed as a result of a force majeure event (including any delays in obtaining any permits required for Landlord's Work) and/or a delay caused by Tenant or its agents, employees, contractors, and/or representatives. By opening for business, and except for (i) any unperformed punch-list items previously accepted by the Landlord in writing, (ii) such other deficiencies as Tenant may otherwise specify in writing to Landlord prior to Tenant's opening for business and (iii) Landlord's other express obligations under this Lease, Tenant shall be deemed to have acknowledged that all work required to be performed in connection with the Premises and any and all obligations to be performed by Landlord on or before, or as conditions to, the opening of the Premises have been fully performed. Within thirty (30) days after Tenant's opening of the Premises to the public for business, Tenant shall deliver to Landlord a certificate hereinafter referred to as the "Commencement Certificate" and in the form attached hereto as **Exhibit "D"**.

4. **Tenant's Work; Alterations and Improvements**.

(a) Tenant's Work. Promptly following the Delivery Date and receipt of the Permits, Tenant shall, at its sole cost and expense, commence and diligently work to remodel the interior of the Premises in accordance with plans and specifications approved by Landlord, which approval shall not be unreasonably withheld, delayed or conditioned, and in accordance with all applicable laws and regulations, using new and quality materials and equipment (the **"Tenant's Work"**), so that Tenant can open and operate the Permitted Use in the Premises on the Commencement Date. Within forty-five (45) days after the date hereof, Tenant shall, at Tenant's sole cost and expense, cause detailed construction and working drawings of the work included in Tenant's Work to be prepared by a licensed architect reasonably satisfactory to Landlord (it being acknowledged that Landlord hereby approves Cherico King Archtiect, PC as Tenant's architect), and shall submit such drawings and related specifications to Landlord, for Landlord's written approval, which shall not be unreasonably withheld, conditioned, or delayed so long as Tenant's plans conform to Tenant's prototype interior. Within ten (10) business days after the submission thereof, Landlord shall notify Tenant of Landlord's approval or disapproval thereof, as the case may be, and the reasons why, if any, such drawings and specifications are not approved. The drawings and specifications finally approved by Landlord and Tenant are herein collectively called the **"Approved Final Plans"**. Thereafter, no material change shall be made to the Approved Final Plans or in the construction derived therefrom without first obtaining written approval of Tenant and Landlord, which approval shall not be unreasonably withheld, conditioned or delayed. If Landlord disapproves the plans submitted by Tenant pursuant to the foregoing procedure, Tenant

shall submit, for approval, such further plans and elevations (if applicable) containing the revisions reasonably required or legally required, as the case may be, to obtain approval for plans constituting the Approved Final Plans. Tenant shall be responsible for obtaining all permits and approvals necessary to commence Tenant's Work and to thereafter use and occupy the Premises. Tenant shall be responsible for obtaining any certificate of occupancy or other permit required for Tenant to lawfully use or occupy the Premises.

(b) Alterations. Tenant shall not make any alteration of or addition to the Demised Premises without the prior written approval of Landlord, which approval shall not be unreasonably withheld, delayed or conditioned, except for interior, nonstructural alterations of a decorative nature that do not exceed more than $100,000 in the aggregate. All alterations performed in the Demised Premises by Tenant, whether or not requiring Landlord's consent, shall be performed: (i) at Tenant's sole cost and expense, (ii) by contractors and subcontractors reasonably approved in advance in writing by Landlord, and (iii) in a good and workmanlike manner and in accordance with all applicable laws and ordinances. For any alterations requiring Landlord's consent, Tenant shall first submit to Landlord, for Landlord's approval, detailed drawings, plans and specifications depicting such work. Tenant may not commence any such work unless Landlord has approved the plans therefor. Upon completion of any alterations requiring Landlord's consent hereunder, Tenant shall pay to Landlord all reasonable out-of-pocket costs and expenses incurred to reimburse Landlord for review of all plans and specifications and final inspection of the work. All alterations to the Demised Premises by Tenant shall be the property of Tenant until the expiration or earlier termination of this Lease. Upon the expiration or earlier termination of this Lease, all such alterations shall remain at the Demised Premises and become the property of Landlord without payment by Landlord therefor. Notwithstanding the foregoing, Landlord, at Landlord's option, shall have the right to require, at the time of Landlord's approval, that any or all of such alterations be removed upon the expiration or earlier termination of the Lease by providing written notice thereof to Tenant, in which event Tenant, at Tenant's sole cost and expense, shall remove such alterations and repair any resulting damage.

(c) Signs. Tenant shall have the right, at its sole cost and expense, to erect building signage on the front, and at Tenant's option, the rear, of the Premises, in accordance with applicable law, so long as Tenant obtains all permits and approvals therefor and all signs must comply with Landlord's sign criteria attached hereto as **Exhibit "F"**. The installation in, on, and about the Premises of Tenant's building signage in the design attached hereto as **Exhibit "F-1"** is hereby expressly consented to by Landlord; provided, however, such approval shall not be deemed a representation by Landlord that such signage complies with applicable code and Tenant shall be solely responsible for ensuring such compliance, at Tenant's cost and expense, and for obtaining any and all permits required therefor. Any future change in Tenant's signage subsequent to Tenant's initial sign installations shall be subject to Landlord's prior written approval, and such approval shall not be unreasonably withheld, conditioned, or delayed. Tenant shall not use any advertising or other media reasonably objectionable to Landlord and/or local codes governing same, such as loudspeakers, phonographs, or radio broadcasts that can be heard at an unreasonably loud volume outside the Premises. Tenant may use its own professionally designated monthly advertising posters, non-illuminated signs or such signage required by Tenant's franchisor in the interior of the Premises, including windows, without Landlord's prior approval.

So long as (i) Tenant obtains Landlord's prior written consent as to the size, design, location, and method of attachment of such Temporary Signs (as hereinafter defined), which consent shall not be unreasonably withheld, conditioned or delayed; (ii) such Temporary Signs comply with all applicable codes, regulations, and/or ordinances; and (iii) Tenant obtains any and all permits and approvals necessary for the installation and display of such Temporary Signs, Tenant shall have the right, at its sole cost and expense, to display one (1) "Coming Soon" banner and one (1) "Grand Opening" banner at the Premises for a period of up to ninety (90) days prior to and thirty (30) days after the Commencement Date, as applicable (collectively, the "**Temporary Signs**").

(d) Mechanic's Lien. Tenant agrees not to suffer or permit any mechanic's lien to be filed against the Demised Premises or any other portion of the Shopping Center by reason of any work, labor, services or materials performed at or furnished to the Demised Premises for Tenant, or for anyone holding the Demised Premises through or under Tenant. If any such mechanic's lien shall at any time be filed, Tenant shall forthwith cause the same to be discharged of record by payment, bond, order of a court of competent jurisdiction, or otherwise, but Tenant shall have the right to contest any and all such liens. If Tenant shall fail to cause such lien to be discharged within thirty (30) days after being notified of the filing thereof, then, in addition to any other right or remedy of Landlord, Landlord may, but shall not be obligated to, discharge the same by paying the amount claimed to be due or by bonding or other proceeding deemed appropriate by Landlord, and the amount so paid by Landlord and/or all costs and expenses, including reasonable attorneys' fees and court costs, incurred by Landlord in procuring the discharge of such lien, shall be deemed to be additional rent and, together with interest thereon at the Default Rate, shall be due and payable by Tenant to Landlord on the first day of the next following month. Nothing in this Lease contained shall be construed as a consent on the part of Landlord to subject Landlord's estate in the Demised Premises to any lien or liability. Upon completion of any work in the Premises, Tenant shall procure final and unconditional release of liens from all materialmen and contractors performing any work or rendering any services with respect to the improvement or alterations of the Demised Premises.

5. **Rent**.

(a) Annual Base Rent. Tenant shall pay to Landlord during the Term Annual Base Rent in the amounts set forth in Paragraph (i) of the Fundamental Lease Provisions, payable in equal monthly installments in advance, without notice, demand, counterclaim or set-off, unless otherwise specifically set forth in this Lease. Annual Base Rent shall be payable on the first day of each month of the Term, commencing on the Commencement Date. The first monthly installment of Annual Base Rent shall be due upon the execution hereof. If the Commencement Date shall be other than the first day of a month, the Annual Base Rent shall be apportioned for such month based on the number of days in such month, and any excess payment on the date of execution of this Lease shall be credited against the next monthly installment falling due.

(b) Common Area Maintenance Costs. In addition to Annual Base Rent, Tenant shall pay to the Landlord in each year, as additional rent, an amount equal to Tenant's Proportionate Share multiplied by the annual total cost incurred by the Landlord in operating, maintaining, repairing and replacing the Common Areas, as defined in **Section 7(b)** below (the **"CAM Costs"**) (such annual amount is hereinafter referred to as the **"CAM Payment"**). The

CAM Costs shall include, without limitation: all costs and expenses of every kind and nature paid or incurred by Landlord during the Term in operating, managing, equipping, policing (if and to the extent provided by Landlord) protecting, repairing, replacing, maintaining, and insuring the Shopping Center and the Common Areas, including, without limitation, the main driveways to the Shopping Center (and any traffic signals and traffic controls that Landlord is obligated to maintain or contribute towards the costs of maintenance); the cost of premiums for bodily injury, public liability and property damage insurance; water supply charges; repairs, restriping, patching, paving and repaving the parking area, service area, planted areas and other Common Areas, parking lot lights and signs, and appurtenant structures, supply pipes for utilities, drainage pipes, and access roads in good working order, repair and condition; the costs of keeping the parking area, service area and access roads clean and free and clear of snow, ice and debris, clearly striped and properly lighted; capital expenditures and equipment rentals relating to the Common Areas so long as such capital expenditures are either required by governmental requirements, intended to reduce a component of CAM Costs (such as by increasing efficiency), and/or related to parking lot repairs and replacements and/or Common Area lighting, provided that any costs which constitute capital expenditures shall be amortized over their useful life and only the portion of such cost which is allocable to a calendar year during the Term shall be included in CAM Costs for such calendar year; utility services for the Common Areas; and an amount equal to fifteen percent (15%) of all of the foregoing costs to cover Landlord's administrative and overhead costs. CAM Costs shall include all costs and expenses incurred by Landlord under any easements or other agreements affecting title to the Shopping Center. CAM Costs shall not include: (1) debt service under any mortgage of the Shopping Center; (2) rental payments under any ground or underlying lease of the Shopping Center; (3) Taxes; (4) capital expenditures other than as expressly set forth above; (5) costs for which Landlord is reimbursed by its insurance carrier or any tenant's insurance carrier (but not excluding any deductibles); (6) depreciation and amortization; (7) costs or expenses resulting from the violation of this Lease by Landlord, costs of repairing or correcting defects in the initial construction of the Premises or the Shopping Center, latent or otherwise, in the Premises or Shopping Center; (8) costs associated with the operation of the business of the ownership or entity which constitutes Landlord or of which Landlord is a subsidiary, parent or partner, as distinguished from the costs of Shopping Center operations; (9) costs incurred to remove any Waste from the Shopping Center (provided this clause shall not alter Landlord's and Tenant's responsibilities set forth elsewhere in the Lease); (10) brokerage commissions and advertising expenses or any other costs incurred by Landlord in procuring new tenants; and (11) any item which is duplicative of an amount which Tenant would otherwise pay pursuant to any other provision of this Lease. Tenant shall pay the CAM Payment, commencing on the Commencement Date, in equal monthly installments with each installment of Annual Base Rent in an amount equal to 1/12 of Landlord's estimate of the CAM Payment for the current year. Within one hundred twenty (120) days after the end of each year, Landlord shall deliver a statement to Tenant setting forth the actual CAM Costs for the previous year and the actual CAM Payment due from Tenant. If Tenant has overpaid the CAM Payment for such year, Tenant shall receive a credit against the next CAM Payments falling due, and if Tenant has underpaid the CAM Payment, Tenant shall pay any amounts due within ten (10) days after receipt of Landlord's statement. If any tenant of any part of the Shopping Center, in lieu of paying a share of the CAM Costs shall undertake to maintain any designated part of the Common Areas of the Shopping Center, the leasable area of such tenant's leased premises shall not be included in the denominator of Tenant's Proportionate Share for the applicable purposes of this Section. Tenant's Proportionate Share of CAM Costs for the

first calendar year is estimated to be Three and 17/100 Dollars ($3.17) per square foot of Tenant's GLA. Notwithstanding anything to the contrary contained herein, commencing with the second (2nd) calendar year of the Term, Controllable CAM Costs (as hereinafter defined) shall not exceed the CAM Cap (as hereinafter defined). During the second full calendar year of the Term, the CAM Cap shall be an amount equal to one hundred five percent (105%) of Controllable CAM Costs in the immediately preceding calendar year, and the CAM Cap shall increase by five percent (5%) each calendar year thereafter, on a cumulative, compounding basis. As used herein, "**Controllable CAM Costs**" shall mean all CAM Costs except for costs incurred in connection with insurance, Common Area utilities, and snow and ice removal (to the extent included in CAM Costs).

(c) Taxes. Landlord shall pay all real property taxes and special assessments, whether foreseen or unforeseen, special or extraordinary (collectively **"Taxes"**) assessed or imposed upon the Demised Premises, the Shopping Center and the land on which the Shopping Center is located; provided however, that Tenant shall pay, as additional rent, an amount equal to Tenant's Proportionate Share, multiplied by the Taxes for the current year (the **"Tax Payment"**). If any tenant's or occupant's premises in the Shopping Center is separately assessed for Taxes, Landlord may reduce the denominator of the fraction in determining Tenant's Proportionate Share of Taxes by the leasable area of such separately assessed premises. Tenant shall pay the Tax Payment to Landlord in equal monthly installments with Tenant's monthly installment of Annual Base Rent, commencing on the Commencement Date, in an amount equal to 1/12 of Landlord's estimate of the Tax Payment for the following year. In such latter event, upon receipt of a tax bill for the current year, Landlord shall deliver a copy of the same to Tenant, and Tenant shall pay any underpayments to Landlord, or if Tenant has overpaid the actual Tax Payment, Tenant shall receive a credit against the next Tax Payments falling due. **"Taxes"** shall include Landlord's actual and reasonable costs in appealing or contesting Taxes; provided however, should Landlord receive any refund of any Taxes to which Tenant contributed pursuant to this Section 5(c), Tenant shall be entitled to Tenant's Proportionate Share of the net amount of any such refund after deducting therefrom all reasonable, out-of-pocket costs incurred in connection with obtaining such refund which costs were not previously included in Tax Payments. Taxes shall specifically exclude all (and Tenant shall not be obligated to pay any): (1) federal, state, and local income taxes, including capital gains taxes, (2) franchise, gift, excise, capital stock, estate, profit, succession, inheritance, and any transfer taxes, (3) penalties or interest for late payment of Taxes, (4) any mortgage tax, transfer tax, or change in control tax, (5) any Taxes that are attributable the financing of all or any portion of the Property; (6) intentionally omitted; (7) any Taxes attributable to any capital improvements that do not benefit Tenant; and (8) any Taxes that are attributable to a billboard or other sign or solar panels that are not related to and do not benefit Tenant. If any Taxes are specifically assessed by reason of the occupancy or activities of one or more tenants (other than Tenant) and not the occupancy or activities of the tenants at the Shopping Center as a whole, such Taxes shall be allocated by Landlord to the tenant or tenants whose occupancy or activities actually brought about such assessment. Tenant's Proportionate Share of Taxes for the first calendar year are estimated to be Three and 98/100 Dollars ($3.98) per square foot of Tenant's GLA.

Should any governmental taxing authority acting under any present or future law, ordinance or regulation, levy, assess or impose a tax, excise and/or assessment (other than a tax on net income as defined by the Internal Revenue Service) upon or against or any way related to the land and buildings comprising the Shopping Center, or upon this Lease, either by way of substitution for or in addition to any existing tax on land and buildings or otherwise, such tax shall

be included in the term "Taxes" and shall be subject to reimbursement by Tenant as provided above.

(d) Late Fees; Interest. In addition to Annual Base Rent, Tenant shall pay, as additional rent (herein sometimes collectively called "Additional Rent"), all other amounts, sums of money or charges of whatsoever nature required to be paid by Tenant to Landlord pursuant to this Lease, whether or not the same is designated as "Additional Rent". Any Rent or other sums due hereunder not paid within five (5) days when due shall be subject to a late charge of five percent (5%) of the amount over due. In addition, any amounts not paid within thirty (30) days when due shall accrue interest, as of the date such payment was due, at a rate equal to twelve (12) percent per year (the **"Default Rate"**).

Rent shall be payable at Landlord's address as set forth in paragraph (f) of the Fundamental Lease Provisions, or to such other address as Landlord may designate from time to time upon written notice to Tenant.

6. **Use of Demised Premises**. Tenant shall use and occupy the Demised Premises for the Permitted Use, and no other use. Tenant shall conduct its business only under the Trade Name, such other trade name as the majority of other location operating under the same trade name in the State of New Jersey are changed to, or such other trade name as Landlord may approve. Tenant shall not be required to operate on Easter Sunday, Thanksgiving Day and Christmas Day, as well as other holidays mandated by Tenant's franchisor. Notwithstanding the foregoing or anything to the contrary set forth herein, Tenant shall have the right to temporarily close the business operated from the Premises in connection with major weather event that prevents access to the Shopping Center (i.e., snow storm, flooding, hurricane, etc.), casualty, condemnation, strike, governmental regulation, an event of force majeure, and to the extent the same do not exceed sixty (60) days in any twelve (12) month period, renovation, repair, and remodeling (each, a "**Permitted Temporary Closure**"). Tenant shall open for business on the Commencement Date for at least one (1) day as a fully stocked and staffed "Buffalo Wild Wings." Thereafter, Tenant shall have no obligation to continuously operate its business in the Premises; provided, however, if Tenant fails to open as required hereby or thereafter ceases operating in the Premises for more than ninety (90) consecutive days, subject to Permitted Temporary Closures, then Landlord shall have the right, but not the obligation, to terminate this Lease by delivering written notice of such election to Tenant, in which event this Lease shall terminate as of the date set forth in such notice.

7. **Maintenance and Condition of Demised Premises; Repairs; Common Area Maintenance**.

(a) Tenant's Property; Surrender. Tenant may not remove from the Premises any leasehold improvements (as distinguished from trade fixtures and apparatus) installed in the Premises at any time, whether by or on behalf of Tenant or by or on behalf of Landlord, unless such removal is consented to in advance by Landlord. At the expiration or sooner termination of this Lease, all such leasehold improvements shall be deemed to be part of the Premises, shall not be removed by Tenant when it vacates the Premises, and title thereto shall vest solely in Landlord without payment of any nature to Tenant. At the expiration of the Term, Tenant shall remove all of its furniture, movable trade fixtures and equipment and shall deliver the Demised Premises to Landlord in as good condition and repair as existing upon the Commencement Date, normal wear

and tear only excepted. Tenant shall promptly repair and replace any damage to the Demised Premises or the Shopping Center as a result of the removal of Tenant's property from the Demises Premises. Landlord shall not take any interest in Tenant's assets, nor file any UCC or other financing document against Tenant's property. Landlord hereby disclaims, releases and subordinates any interest that Landlord may have in Tenant's goods, trade fixtures, furniture, equipment and other personal property and agrees to execute any reasonable consent requested by Tenant or its lender to memorialize such subordination; provided, however, in no event shall any disclaimer or release apply to any rights acquired by Landlord as a judgment creditor; provided, however that such rights shall remain at all times subordinate to the lien of any secured lender of Tenant. Notwithstanding the foregoing, if Tenant's lender requires, Landlord will waive all statutory and contractual first liens which it may be entitled to assert against any of Tenant's personal property, and Landlord shall have a lien right subordinate to such lender's right; it being acknowledged, however, in no event shall any such waiver apply to any rights acquired by Landlord as a judgment creditor. Landlord shall have the right to seek reimbursement from Tenant for any reasonable attorneys' fees incurred in connection with the negotiation or execution of any such waiver or subordination, not to exceed ($1,500.00).

(b) Landlord's Repairs. Subject to Tenant's reimbursement obligations as provided herein, Landlord shall make all repairs to the Demised Premises of a structural nature, which shall be limited to the foundation, exterior walls, roof, roof membrane, roof covering (including interior ceiling if damaged by leakage), gutters and downspouts, load-bearing walls, and floor slabs, and Landlord shall operate, repair and maintain the Common Areas of the Shopping Center in a first-class condition and in compliance with all applicable federal, state and local laws, rules, regulations, orders and guidelines now or hereafter in force. This obligation includes the prompt removal by Landlord of snow, ice, trash and other items from parking facilities, driveways and walkways (including walkways located in front of the Premises and adjacent spaces) in accordance with standard practices. The "Common Areas" shall mean all curbs, sidewalks, elevators, driveways, parking facilities, exterior utility service lines and all other areas and facilities used or provided for the general benefit of all tenants and occupants of the Shopping Center, whether located within or outside the boundaries of the Shopping Center. In no event shall Landlord be liable for any such repairs unless Tenant shall have promptly notified Landlord of the need for any repairs in the Demised Premises for which Landlord is responsible hereunder. Landlord's obligations under this Lease shall not include: (i) any repair, maintenance or replacement of any defective workmanship or material performed or installed as a part of Tenant's Work, or subsequently performed by anyone other than Landlord, its employees, agents or contractors; (ii) any repair, maintenance or replacement required as a result of the negligence, misconduct or abuse of Tenant or any assignee, subtenant or other occupant of the Premises by, through or under Tenant, or their respective employees, agents or contractors; (iii) patching and other maintenance of the roof(s) of the buildings enclosing the Premises to the extent necessitated by the placement of any of Tenant's equipment of fixtures or by any other acts of Tenant; or (iv) any improvements, upgrades or modifications required to be made to any foundations, exterior and interior load-bearing walls, roofs and/or structural members of the building constructed on the Premises required or desirable in connection with any improvements or betterments which Tenant constructs or intends to construct on or to the Premises. Landlord shall not charge Tenant, its employees, agents and customers / clients for the use of any parking facilities at the Shopping Center. Landlord represents and warrants that the parking at the Shopping Center meets applicable governmental code, without variance.

(c) Tenant's Repairs. With the exception of Landlord's obligations in subsection (b) above, Tenant shall make all repairs, replacements, alterations and improvements in and to the Demised Premises as are necessary to keep and maintain the Demised Premises, including all utility systems exclusively serving the Demised Premises and located therein, in good working order, and in a clean and neat condition, in compliance with all applicable laws. Tenant's obligations shall include, without limitation, maintaining, repairing and replacing all windows, doors, loading facilities, Tenant's signs, fixtures and personal property, any sprinkler system exclusively serving the Demised Premises, and all utility meters, plumbing and mechanical fixtures exclusively serving the Demised Premises. Tenant shall repair, replace and maintain the HVAC system serving the Demised Premises, at Tenant's sole cost and expense. Tenant shall also keep and maintain at all times during the Term a service contract for the HVAC system calling for not less than four (4) regular service calls per year. Tenant will not overload the electrical wiring or other systems serving the Premises or within the Premises, and will install at its expense, but only after obtaining Landlord's written approval, which approval shall not be unreasonably withheld, delayed or conditioned, any additional electrical wiring or other items which may be required in connection with Tenant's apparatus. Tenant shall not install any exterior gates, barriers or other comparable exterior security device without Landlord's prior approval, which approval shall not be unreasonably withheld, delayed or conditioned.

(d) Landlord's Control. Notwithstanding anything herein to the contrary, Landlord shall have the right from time to time (i) to change the location or character of and to make alterations of or additions to the Common Areas, to erect or demolish buildings or other improvements in the Common Areas and to repair and reconstruct the Common Areas, (ii) to erect or permit to be erected kiosks, pushcarts and other displays in the Common Areas, (provided that the same are not located on the sidewalk or in the parking spaces directly in front of the Premises), (iii) to make changes, alterations and improvements to the Shopping Center, to add floors or additional space to the Shopping Center and to otherwise deal with the Shopping Center as the Landlord deems appropriate or necessary, and (iv) to grant easements in or on the Common Areas and to subject the Common Areas or the Shopping Center to declarations, restrictions or other title matters, so long as such easements, declarations, or restrictions do not (a) materially and adversely affect Tenant's use and occupancy of the Premises, reduce the square footage of the Premises, or access to the Premises, nor (b) reduce the number of parking spaces at the Shopping Center beneath the number required by applicable code (subject to any variances Landlord may obtain). In addition, in no event shall Landlord construct any permanent improvements between the Premises and Route 38.

(e) No Liability. Neither Landlord nor any other party operating, maintaining, managing or supervising said Common Areas or the Shopping Center, nor any of their respective agents or employees, shall be liable to Tenant or any of Tenant's employees, agents, customers or invitees or anyone claiming through or under Tenant, for any damages, injuries, losses, expenses, claims or causes of action arising out of any interruption or discontinuance at any time for any reason in the furnishing of any services to the Common Areas or Shopping Center, nor shall any such interruption or discontinuance be deemed an eviction or disturbance of Tenant's use or possession of the Demised Premises or any part thereof, nor shall any such interruption or discontinuance relieve Tenant from full performance of Tenant's obligations under this Lease.

(f) Employee Parking. In addition to the foregoing, Landlord shall have the

right from time to time to designate an area or areas within the Common Areas, or reasonably adjacent thereto, which is well-lit and within reasonable proximity to the entrance to the Premises, or to change and relocate the same, for the purpose of parking automobiles and other light vehicles for passenger transportation of Tenant, its subtenants, licensees, concessionaires, agents, representatives and employees. Tenant, its subtenants, licensees, concessionaires, agents, representatives and employees shall park said automobiles and vehicles only in the area or areas so designated by Landlord. Tenant hereby authorizes Landlord to tow away at Tenant's expense from the Common Areas any car or cars belonging to Tenant or Tenant's employees, or to attach violation stickers or notices to such cars, without any liability to Landlord whatsoever.

(g) Compliance with Laws. Tenant agrees at its own expense to comply with (and to make all alterations, improvements and changes required, with respect to the Premises, by) all governmental requirements (including without limitation the Americans with Disabilities Act and comparable legal requirements), as well as the recommendations and requirements, with respect to the Premises, or its use or occupancy, of the insurance underwriters or insurance rating bureau or any similar public or private body and any governmental authority having jurisdiction with respect to the use or occupancy of the Shopping Center, including, but not limited to, installation of fire extinguishers or automatic detection and/or suppression systems, any changes, modifications or alterations in the detection and/or suppression systems or additional detectors and/or sprinkler heads or the location of partitions, trade fixtures, or other contents of the Premises. Tenant's obligations under the Americans with Disabilities Act and any other law, order, or regulation with regard to changes in the structure or the physical condition of the Premises shall be limited to the those required as a result of improvements or alterations to the Premises constructed by or on behalf of Tenant or to changes required due to Tenant's particular use of the Premises (as opposed to retail use generally).

8. **Utilities**. Landlord shall, subject to events beyond its reasonable control, furnish or cause to be furnished to Tenant for use in the Demised Premises the utility services expressly included in "Landlord's Work", including gas (if available), electricity, domestic water and sanitary sewer. All such utility services are collectively hereinafter referred to as **"Utilities"**. The costs of all utilities furnished by Landlord or Landlord's agent shall not exceed the rate that Tenant would be charged if Tenant contracted directly with the utility company providing such service. Tenant shall apply directly to the utility provider to obtain service for the Demised Premises.

Throughout the Term, Tenant agrees to pay to Landlord, or to such company, firm or individual as may be providing Utilities, all charges (including, without limitation, minimum rents and usage fees imposed by each provider for water, energy, gas, telephone, and sanitary sewer and other utility services as are provided for use at the Premises) for any Utilities that are separately metered or submetered to the Demised Premises pursuant to and in accordance with the rates as established by Landlord or such company, firm or individual as may be providing such Utilities. Such payments shall commence upon the earlier of the Commencement Date or the date on which Tenant requests that Utilities be furnished to Tenant. The costs or fees payable by Tenant for any Utilities provided to the Demised Premises that are not separately metered or submetered may, at Landlord's option, be included in CAM Costs and be paid as a part of Tenant's CAM Payment, or Landlord may otherwise equitably allocate the costs of utilities that are not separately metered.

Neither Landlord, nor any company, firm or individual furnishing Utilities, nor any of their respective agents, beneficiaries or employees, shall be liable to Tenant or any of Tenant's employees, agents, customers or invitees or anyone claiming through or under Tenant, for any damages, injuries, losses, expenses, claims or causes of action, because of any interruption or discontinuance at any time for any reason in the furnishing of any of said Utilities; nor shall any such interruption or discontinuance be deemed an eviction or disturbance of Tenant's use or possession of the Demised Premises or any part thereof. Except as expressly set forth herein, no any such interruption or discontinuance relieve Tenant from full performance of Tenant's obligations under this Lease.

Notwithstanding the foregoing or anything to the contrary herein, in the event there is an interruption in Utilities to the Premises that is caused solely by Landlord's negligence or willful misconduct, lasts for more than three (3) consecutive days after written notice to Landlord, and is such that Tenant cannot reasonably operate its business in all or any portion of the Premises (the "**Affected Space**") (and in fact ceases operating in the Affected Space), then Tenant, as its sole and exclusive remedy, shall have the right to abate Annual Base Rent under this Lease in the proportion that the square footage of the Affected Space bears to Tenant's GLA until the impairment ceases or Tenant resumes the normal operation of its business in the Affected Space, whichever occurs first. Tenant agrees that the rental abatement described herein shall be Tenant's sole remedy in the event of an interruption in Utilities as described herein and Tenant hereby waives any other rights against Landlord, at law or in equity, in connection therewith, including, without limitation, to claim an actual or constructive eviction, or to bring an action for money damages. In no event shall Tenant have any right to the Annual Base Rent abatement described herein if any interruption of such services is caused in whole or in part as a result of the acts or omissions of Tenant or its agents, employees, contractors, and/or representatives.

9. **Indemnity**. Tenant agrees that Landlord shall not be liable for any damage or liability of any kind or for any injury to or death of persons or damage to property of Tenant or any other person during the Term from any cause whatsoever (excepting only the gross negligence or willful misconduct of Landlord, its agents, employees or contractors), including without limitation bursting pipes and smoke, the construction, use, occupancy or enjoyment of the Premises by Tenant or any person therein or holding under Tenant, or the happening upon or about the Premises of any event; and Tenant for the purposes of this **Section 9** shall be deemed to be in exclusive control of the Premises during the Term. Tenant does hereby agree to and shall defend, indemnify and save harmless Landlord and its managing agent (if any) from all claims, actions, demands, costs and expenses and liability whatsoever, including reasonable attorneys' fees, on account of any such real or claimed event, damage or liability and from all liens, claims and demands arising from any occurrence or occurring in, or at the Premises, or arising out of the construction, use, occupancy or enjoyment of the Premises, or at any other location in the Shopping Center and occasioned in whole or in part by any act or omission of Tenant, its agents, contractors, servants, employees or invites. Tenant shall not, however, be liable for, and the foregoing indemnification shall not extend to, any damage or injury occasioned by the gross negligence or willful misconduct of Landlord unless Tenant is required by this Lease to insure against damage or injury.

Landlord during the Term shall indemnify, defend, and save Tenant harmless from and against any and all claims, demands, losses, damages, and expenses, including legal fees, costs,

and charges, whether for injuries to persons or loss of life or damage to property: (i) occurring at the Premises prior to the Delivery Date (except to the extent caused by any negligence or willful misconduct of Tenant, its agents, employees or contractors); (ii) occurring at the Premises after delivery of possession thereof or during the Term if caused by any gross negligence or willful misconduct by Landlord or its agents, employees or contractors; or (iii) occurring in the Shopping Center, but outside the Premises (except to the extent caused by any negligence or willful misconduct of Tenant, its agents, employees or contractors). Landlord, at its own expense, shall defend all actions brought against Tenant, its agents or employees for which Landlord is responsible for indemnification hereunder, and if Landlord fails to do so, Tenant (at its option, but without being obligated to do so) may, at the cost and expense of Landlord, defend such actions, and Landlord shall pay and discharge any and all judgments that arise therefrom. This indemnity shall survive the expiration or early termination of this Lease.

10. **Insurance**.

(a) Coverages. Tenant shall keep and maintain at all times during the Term, in responsible companies approved by Landlord, the following policies of insurance:

(1) commercial general liability insurance, insuring Landlord and Tenant, as their interests may appear, against all claims, demands, or actions for injury or death and property damage, arising from, related to, or connected with the conduct and operation of Tenant's business in the Demised Premises, on a "per occurrence" basis, with combined single limits of not less than $3,000,000. Landlord shall have the right to direct Tenant to increase such amounts whenever it considers them inadequate, but in no event shall such increase occur more than once every five (5) years. Such liability insurance policy shall contain coverage for Tenant's contractual liability under the hold harmless clause set forth in **Section 9**.

(2) all-risk casualty insurance covering Tenant's fixtures, floor coverings and equipment in the Demised Premises for the full replacement value thereof. Such insurance, or a separate policy of insurance, shall insure Tenant's HVAC system for not less than the full replacement value thereof.

(3) workers' compensation insurance in amounts required by applicable laws.

(4) such other insurance as Landlord or its lender may reasonably require, provided same are customarily provided by tenants operating similar types of businesses in similar locations. Notwithstanding the foregoing, Tenant may self-insure and maintain all glass of the Premises.

(b) Policy Requirements. All of said insurance shall be in form and in responsible companies reasonably satisfactory to Landlord and shall provide that the same will not be subject to cancellation, termination or change except after at least thirty (30) days prior written notice to Landlord. The policies or duly executed certificates for the same (which certificates shall evidence the insurer's respective waivers of subrogation), together with satisfactory evidence of the payment of the premises thereon, shall be deposited with Landlord on the Commencement Date and upon renewal of any such policy, not less than thirty (30) days prior to the expiration of

the term of such coverage. If Tenant fails to provide such insurance or comply with such requirements, Landlord may obtain such insurance and keep the same in effect, and Tenant shall pay Landlord the premium cost thereof upon demand. Tenant shall discharge its duties hereunder by naming Landlord as an additional insured on the appropriate policies of insurance. All policies of insurance shall name Landlord, its lenders and its managers or agents as additional insureds.

(c) Landlord's Insurance. Landlord shall maintain commercial general liability, as required by mortgagor, and property damage insurance with the coverage in the amount that is in accordance with the prudent business management practice in similar shopping centers in the metropolitan area, but at a minimum in amounts sufficient to avoid co-insurance.

11. **Waiver of Subrogation Rights**. Landlord and Tenant hereby waive any rights each may have against the other on account of any loss or damage occasioned to Landlord or Tenant, as the case may be, their respective property, the Premises, its contents or to the other portions of the Shopping Center, arising from any risk covered by fire and extended coverage insurance, and to the extent of recovery under valid and collectible policies of such insurance, provided that such waiver does not invalidate such policies or prohibit recovery thereunder. The parties hereto each, on behalf of their respective insurance companies insuring the property of either Landlord or Tenant against any such loss, waive any right of subrogation that such insurers may have against Landlord or Tenant, as the case may be.

12. **Hazardous Materials**.

(a) Tenant shall not engage in or permit any party to engage in the transportation, storage, placement, handling, treatment, discharge, generation, production, or disposal (collectively **"Treatment"**) of any hazardous waste, hazardous substance, toxic waste, waste, waste products, radioactive waste, polychlorinated biphenyls, asbestos, or any other substance of any kind which is regulated by any law, statute, ordinance, rule, or regulation (collectively **"Waste"**), on the Demised Premises or which affect the Demised Premises, except in compliance with law in the ordinary course of Tenant's business operations. Tenant further covenants and warrants that Tenant, its agents, licensees, employees, assignees, sublessees and contractors, will at all times comply with and conform to all laws, statutes, ordinances, rules, regulations, notices, and orders now or hereafter in force (collectively **"Directives"**) of all governmental and regulatory authorities, or of any Board of Fire Underwriters, or any insurance organization, association, or company, with respect to the Treatment of any Waste on or which affects the Demised Premises. To Landlord's actual knowledge as of the date hereof, the Premises does not contain any Waste or any other substance in violation of any Directives and that to its actual knowledge, there are no environmental liens on any portion of the Shopping Center. Notwithstanding anything to the contrary contained in this Lease, in no event shall Tenant be liable to Landlord for, and Landlord shall indemnity and hold Tenant harmless for: (i) any Waste released or disposed of on the Premises and/or any Waste Treatment prior to the commencement of the Lease; (ii) Waste released or Treatment by anyone other than Tenant or its agents, employees, or contractors, or for any contamination not caused by Tenant or its agents, employees, or contractors; (iii) any Waste migrating from space outside of the Premises and not caused by Tenant's contractors, agents; and/or (iv) Waste relating to the Common Areas; or Waste caused by the acts or omissions of Landlord or its affiliates, agents, licensees, or contractors.

(b) Promptly upon receipt of any notice of any kind or nature respecting any Treatment of Waste or any spill, contamination, discharge, leakage, release or escape of Waste, whether sudden or gradual, accidental or anticipated, or of any other nature (hereinafter **"Spill"**), in or affecting the Demised Premises, from any party, Tenant shall deliver to Landlord a true, correct and complete copy of any written notice or a true, correct, and complete report of any non-written notice.

(c) Tenant hereby agrees that it will indemnify, defend, save and hold harmless the Landlord and Landlord's officers, directors, shareholders, employees, agents, partners, and their respective heirs, successors and assigns (collectively **"Indemnified Parties"**) against and from, and to reimburse the Indemnified Parties with respect to, any and all damages, claims, liabilities, loss, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, court costs, administrative costs and costs of appeals, but specifically excluding loss of business or profit), incurred by or asserted against the Indemnified Parties by reason or arising out of: (a) the breach of any representation, covenant or undertaking of Tenant under this **Section 12** or (b) the Treatment or Spill of any Waste by Tenant, as agents, licensees, employees, assignees, sublessees and contractors, occupying or using the Demised Premises, in or affecting the Demised Premises.

(d) Notwithstanding anything in this Lease, the representations and undertakings of Tenant in this **Section 12** shall survive the expiration or termination of this Lease regardless of the means of such expiration or termination for so long as Landlord has any interest of any kind in the Demised Premises whether as a landlord, tenant, mortgagee or otherwise.

13. **Destruction**. If by reason of a fire or other casualty affecting the Demised Premises or the Shopping Center, (a) the Demised Premises is rendered wholly untenantable, (b) the Demised Premises shall be damaged to the extent of twenty percent (20%) or more of the then current cost of replacement thereof, (c) the Demised Premises or Shopping Center is damaged as a result of a risk which is not covered by Landlord's insurance, (d) the Demised Premises or the Shopping Center is damaged in whole or in part during the last year of the Term, (e) the Shopping Center (whether the Demised Premises is damaged or not) is damaged to the extent of twenty-five percent (25%) or more of the then current replacement cost, (f) any or all of the Shopping Center or Common Areas of the Shopping Center are damaged (whether or not the Demised Premises is damaged) to such an extent the Shopping Center cannot, in the reasonable judgment of Landlord, be operated as an integral unit, or (g) any mortgagee of the Demised Premises shall retain the insurance proceeds for application to reduction of any obligation of Landlord to such mortgagee, then in any such event, Landlord may elect to either (i) repair or rebuild the Demised Premises or the Shopping Center or (ii) terminate this Lease upon giving notice of such election to Tenant within sixty (60) days after such event, and thereupon this Lease shall expire, and Tenant shall vacate and surrender the Demised Premises to the Landlord. Tenant's liability for Annual Base Rent upon termination of this Lease shall cease as of the day such event occurred causing termination of the Lease. In the event Landlord elects to repair the damage insurable under Landlord's policies, any abatement of Annual Base Rent which shall end five (5) days after notice by Landlord to Tenant that the Demised Premises have been repaired. If this Lease is not terminated as provided above, Landlord shall, after Landlord receives insurance proceeds therefor, commence and complete the repair of same to the condition that existed prior to the destruction. Landlord shall not be required to repair or replace any of Tenant’s Property or property of others

in the Premises or the Shopping Center. While Landlord is repairing the damage, Tenant shall be entitled to an abatement of Rent proportionately based upon the square footage of Tenant's GLA that is unusable as a result of such casualty (or repairs) or if the Premises is entirely unusable as a result of a partial casualty, then a full abatement of Rent due hereunder until such damage is restored or Tenant is able to utilize all or a portion of the Premises. Tenant shall have the right to terminate this Lease if Landlord reasonably estimates that it will be unable to complete such repair within one (1) year of the fire, casualty or destruction, which election to terminate shall be exercised, if at all, by written notice to Landlord delivered within sixty (60) days after Tenant receives Landlord's estimate of the time required for such restoration. Notwithstanding the foregoing, Landlord shall not be obligated to expend for such repair an amount in excess of the insurance proceeds received by Landlord as a result of such damage, and in no event shall Landlord be required to repair or replace Tenant's stock in trade, fixtures, furniture, furnishings, and equipment. Upon Landlord's substantial completion of restoration of the Demised Premises, Tenant shall promptly reinstall its furniture, fixtures and equipment and prepare the Demised Premises for occupancy pursuant to the original plans approved by Landlord, or such other plans as are reasonably approved by Landlord. Upon completion of such work, Tenant shall reopen for business for the Permitted Use.

14. **Condemnation**.

(a) Total. If all or substantially all of the Demised Premises shall be acquired or taken by eminent domain for any public or quasi public use or purpose (a **"Taking"**), this Lease and the term herein shall cease and terminate as of the date of title vesting in such proceeding.

(b) Partial. If less than all or substantially all of the Demised Premises shall be subject to a Taking as aforesaid, and such partial Taking shall render that portion not so taken unsuitable for the business of Tenant, in the reasonable opinion of the Tenant, then this Lease and the term hereof shall cease and terminate as aforesaid. If such partial Taking is not extensive enough to render the Demised Premises unsuitable for the business of Tenant, in the reasonable opinion of the Tenant, this Lease shall continue in effect except that Annual Base Rent shall be reduced in the same proportion that the floor area of the Demised Premises taken bears to the original gross leasable area leased, and Landlord shall, upon receipt of the award in condemnation, make all necessary repairs or alterations to the Shopping Center and Demised Premises so as to constitute the portion of the Demised Premises and Shopping Center not taken a complete architectural unit; provided that in no event shall Landlord be required to spend for such work an amount in excess of the net amount received by Landlord as damages for the part of the Demised Premises so taken.

(c) Additional Termination Rights. If (i) more than twenty percent (20%) of the floor area of the Shopping Center is subject to a Taking, (ii) any or all of the Common Areas are taken (whether or not any portion of the Demised Premises is taken) to such an extent that the Shopping Center cannot reasonably be operated as an integrated Shopping Center, or (iii) all or any part of the Demised Premises or Shopping Center is taken in the last year of the Term, Landlord may, by written notice to the Tenant, terminate this Lease, such termination to be effective as of the date title to the area so taken vests in the condemning authority.

(d) Refund of Rent. If this Lease is terminated as provided in this Section, the

Rent shall be paid up to the day that possession is so taken by public authority and Landlord shall make an equitable refund of any Rent paid by Tenant in advance.

(e) Award. Tenant shall not be entitled to and expressly waives all claim to any condemnation award for any Taking, whether whole or partial, and whether for diminution in value of the leasehold or to the fee, although Tenant shall have the right, to the extent that the same shall not reduce Landlord's award, to claim from the condemnation, but not from Landlord, such compensation as may be recoverable by Tenant in its own right for damage to Tenant's fixtures, moving and business dislocation and other expenses, if such claim can be made separate and apart from any award to Landlord and without prejudice to Landlord's award.

(f) Landlord's Representation. Landlord warrants and represents to Tenant that to its actual knowledge, Landlord has not received any written notice that there are currently (as of the date of this Lease) pending, threatened or planned condemnation actions that will adversely affect the Premises.

15. **Defaults by Tenant**. All rights and remedies of Landlord herein enumerated shall be cumulative, and none shall exclude any other right or remedy allowed by law, excluding acceleration of rent except as specifically set forth in this Lease, but including the right to retain Tenant's property. It is agreed that the occurrence of any of the following shall constitute an **"Event of Default"** hereunder:

(a) Tenant shall fail, neglect or refuse to pay any installment of Rent or to pay any other monies agreed by it to be paid, within seven (7) days after notice from Landlord to Tenant of Tenant's failure to pay such installment of Rent when due; provided, however, in no event shall Landlord be obligated to deliver such written notice more than one (1) time in any twelve (12) month period and an immediate Event of Default shall occur on the second and each subsequent failure to pay Rent or any other sums when due during such twelve (12) month period; or

(b) A voluntary or involuntary petition or similar pleading under any section of any bankruptcy act shall be filed by or against Tenant, or any voluntary or involuntary proceeding in any court or tribunal shall be instituted to declare Tenant insolvent or unable to pay Tenant's debts, and the same shall not be dismissed or discharged within sixty (60) days after filing; or

(c) Tenant shall fail, neglect, or refuse to keep and perform any of the other covenants, conditions, stipulations, or agreements herein contained and covenanted and agreed to be kept and performed by it and any such default shall continue for a period of more than thirty (30) days after notice thereof in writing given to the Tenant by the Landlord; provided, however, that if the cause for giving such notice involves the making of repairs or other matters reasonably requiring a longer period of time than the period of such notice, the Tenant shall be deemed to have complied with such notice so long as it has commenced with said matter within the period set forth in the notice and is diligently prosecuting compliance with said notice, or has taken proper steps or proceedings, under the circumstances to prevent the seizure, destruction, alteration, or other interference with said Demised Premises by reason of non-compliance with the requirements of any law or ordinance or with the rules, regulations or directions of any governmental authority as the case may be; or

(d) Tenant shall assign this Lease or sublease the Demised Premises in violation of **Section 24** hereof.

16. **Remedies of Landlord**. Upon the occurrence of an Event of Default hereunder, Landlord may exercise any or all of the following remedies in such order or priority as Landlord shall determine in its sole discretion:

(a) Annual Base Rent for the entire unexpired balance of the term of this Lease, and all other charges, payments, costs and expenses herein agreed to be paid by the Tenant hereunder, including, without limitation, all future additional rent, as reasonably estimated by Landlord (reduced by the amount Tenant proves Landlord could reasonably have obtained for such period), shall be taken to be due and payable and in arrears as if by the terms and provisions of this Lease, the whole balance of such amounts were on that date payable in advance, together with all reasonable collection costs and officer's commission, watchman's wages, any amounts authorized by law, and reasonable attorneys' fees incurred or to be incurred by Landlord. In addition, Tenant shall be liable for any and all installments of Annual Base Rent and additional rent already due and payable and in arrears.

(b) Collect and receive from any assignee or subtenant the Rents or other charges reserved herein as rent due by such assignee or sublessee and apply the same to the Rent due hereunder.

(c) Terminate Tenant's right of continued possession of the Demised Premises and, from time to time, without terminating this Lease and without prejudice to any right of Landlord under this Lease. Landlord shall be expressly required to use commercially reasonable efforts to mitigate Landlord's its damages; provided, in satisfying Landlord's responsibility to mitigate its damages, Landlord shall not be obligated to (1) solicit or entertain negotiations with any other prospective tenants for the Premises until Landlord obtains full and complete possession of the Premises including the final and unappealable legal right to re-let the Premises free of any claim of Tenant for possession, (2) offer the Premises to a prospective tenant when other premises in the Shopping Center suitable for that prospective tenant's use are available; (3) lease the Premises to a substitute tenant for a rental substantially less than the then current fair market rental then prevailing for similar retail uses in comparable shopping centers in the same market area as the Shopping Center; (4) lease the Premises to a proposed substitute tenant whose use would violate any restriction, covenant or requirement contained in the lease of another tenant of the Shopping Center; or (5) lease to a proposed substitute tenant who does not have, in Landlord's reasonable opinion, sufficient financial resources or operating experience to operate the Premises in a first class manner. Landlord shall relet the Demised Premises or any part thereof for the account of Tenant, for any such term on terms and conditions as Landlord in its sole discretion may deem advisable. In connection with such reletting, Landlord shall have the right to make alterations and repairs to the Demised Premises deemed by Landlord to be necessary in conjunction with such reletting; and Tenant shall pay to Landlord, as soon as ascertained, the reasonable costs and expenses incurred by Landlord in such reletting, including brokerage and counsel fees and expenses and in making such alterations and repairs. Rentals received by Landlord from such reletting shall be applied in any manner deemed fit by Landlord. Should such rentals received from time to time from such reletting during any month be less than that amount which this Lease requires be paid during that month by Tenant hereunder, the Tenant shall pay

such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such reletting of the Demised Premises by Landlord pursuant to this subparagraph shall be construed as an election on its part to terminate this Lease unless a notice of such intention is given by Landlord to Tenant or unless the termination thereof is decreed by a court of competent jurisdiction; and notwithstanding any such reletting without termination, Landlord may at any time hereafter elect to terminate this Lease for such previous breach provided it has not been cured.

(d) Terminate Tenant's right of continued possession of the Demised Premises and, from time to time, without terminating this Lease and without prejudice to any right of Landlord under this Lease, to relet the Demised Premises or any part thereof for the account and in the name of Tenant, for any such term on terms and conditions as Landlord in its sole discretion may deem advisable. In connection with such reletting, Landlord shall have the right to make alterations and repairs to the Demised Premises deemed by Landlord to be necessary in conjunction with such reletting; and Tenant shall pay to Landlord, as soon as ascertained, the costs and expenses incurred by Landlord in such reletting, including brokerage and counsel fees and expenses and in making such alterations and repairs. Rentals received by Landlord from such reletting shall be applied in any manner deemed fit by Landlord. Should such rentals received from time to time from such reletting during any month be less than that amount which this Lease requires be paid during that month by Tenant hereunder, the Tenant shall pay such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such reletting of the Demised Premises by Landlord pursuant to this subparagraph shall be construed as an election on its part to terminate this Lease unless a notice of such intention is given by Landlord to Tenant or unless the termination thereof is decreed by a court of competent jurisdiction; and notwithstanding any such reletting without termination, Landlord may at any time hereafter elect to terminate this Lease for such previous breach provided it has not been cured.

(e) Lease the Demised Premises or any part or parts thereof to any person or person as Landlord in its sole discretion, decides, and the Tenant shall be liable for any loss of Rent for the balance of the then current Term.

(f) In the event that Tenant defaults in the performance of any of the terms, conditions or covenants of this Lease, and such default requires Landlord, in the exercise of its sole discretion, to engage the services of any attorney, whether or not an employee of Landlord, to enforce compliance by the Tenant with the terms, conditions and covenants hereof, or to prosecute Landlord's rights in any bankruptcy proceeding, Tenant will reimburse Landlord for any and all expenses incurred in its use of such attorney and in any action which said attorney may pursue. Such expenses shall include, but are not limited to: legal fees, court costs, costs of filing and serving summons and/or complaints, etc. All attorney fees and costs incurred by the Landlord shall be due and payable on demand, shall be deemed to be additional rent hereunder and shall be added to the installment of rent next accruing or to any subsequent installment of rent due and payable hereunder, at the election of Landlord.

(g) Landlord shall not be entitled to exercise its rights under this Section 16 in the event Tenant takes action to cure a non-monetary default within any applicable notice period but is unable by reason of the nature of the work involved, to cure the same within such period provided Tenant continues to work thereafter diligently and without unnecessary delays.

(h) Except for Landlord's right to collect consequential or indirect damages in connection with a holdover by Tenant after the end of the Term, or any Extension Period, Landlord and Tenant agree that as to the other, Landlord and Tenant shall not have any right to sue for or collect, and Landlord and Tenant shall never have any liability or responsibility whatsoever for, any consequential, punitive or indirect damages including, without limitation, lost profits, whether proximately or remotely related to any default of the other under this Lease or any act, omission or negligence of Tenant or Tenant's agents, contractors or employees, or of Landlord, its agents, contractors or employees, as the case may be, and Landlord and Tenant hereby waive any and all such rights.

(i) If Landlord should breach any representation or warranty contained in the Lease or be in default in the performance of any of its obligations under this Lease, which breach or representation shall not be cured within, and if default continues for a period of more than, thirty (30) days after receipt of written notice from Tenant specifying such default, or if such default is of a nature to require more than thirty (30) days for remedy, then within such time as is reasonably necessary to cure such default (provided Landlord must have undertaken procedures to cure the default within such thirty (30) day period and diligently pursue such efforts to cure to completion), Tenant may exercise any rights available law or in equity, unless the terms of this Lease specify that any remedy is the sole and exclusive remedy of Tenant.

17. **Landlord's Right to Cure Defaults**. Landlord may, but shall not be obligated to, cure, at any time, with notice to Tenant, any Event of Default by Tenant under this Lease; and whenever Landlord so elects, all costs and expenses thereby incurred by Landlord, including, without limitation, reasonable attorneys' fees and court costs, together with interest on the amount of costs and expenses so incurred at the Default Rate, shall be due and payable as additional rent upon demand by Landlord.

18. **Effect of Waivers of Default**. No consent or waiver, express or implied, by Landlord or Tenant to or of any breach of any covenant, condition or duty of Landlord or Tenant shall be construed as a consent or waiver to or of any other breach of the same or any other covenant, condition or duty. Failure of Landlord or Tenant to insist upon the strict performance of any provisions of this Lease or to exercise any option or any rules and regulations herein contained shall not be construed as a waiver for the future of any such provision, rule or option. The receipt by Landlord of Rent with knowledge of the breach of any provision of this Lease shall not be deemed a waiver of such breach. No provision of this Lease shall be deemed to have been waived unless such waiver be in writing signed by Landlord or Tenant, as the case may be. No waiver by Landlord in respect to one tenant shall constitute a waiver in favor or any other tenant in the Shopping Center.

19. **Security Deposit**. To secure the faithful performance by Tenant of all of the covenants, conditions and agreements set forth in this Lease to be performed by it, including but not limiting the generality of the foregoing, such covenants and agreements in this Lease which become applicable upon its termination, Tenant will deposit with the Landlord at the time of the execution of this Lease, the Security Deposit with the understanding that: (a) should the Demised Premises be conveyed by Landlord, the Security Deposit or any balance thereof may be turned over to Landlord's grantee, and if the same be turned over, Tenant hereby releases Landlord from any and all liability with respect to the Security Deposit and its application or return, and Tenant

agrees to look solely to such Grantee for such application or return; (b) in the event of bankruptcy or other creditor-debtor proceedings against Tenant, the Security Deposit shall be deemed to be applied first to the payment of Rent and other charges due Landlord for all periods prior to the filing of such proceedings; (c) in the event this Lease is assigned to a mortgagee as collateral security for payment of a lien mortgage covering the Demised Premises without a corresponding assignment of the Security Deposit hereunder, Tenant will look solely to Landlord for the return of said Security Deposit and shall not seek the return of same from the mortgagee whether or not it becomes the owner of the Demised Premises by foreclosure or otherwise; (d) Landlord or its agent shall not be obligated to hold the Security Deposit as a separate fund, but may combine it with other funds to the extent provided by law; (e) Landlord shall not be obligated to pay interest on the Security Deposit; and (f) if Tenant shall faithfully perform all of the covenants and agreements in this Lease contained on the part of Tenant to be performed, the Security Deposit, or any then remaining balance thereof, shall be returned to Tenant, without interest, within forty-five (45) days after the expiration of the Term. If any part of the Security Deposit is applied by Landlord hereunder, Tenant shall promptly replenish the same to its original amount. Landlord shall hold the Security Deposit in an account controlled by Landlord, but in no event shall the Landlord be obligated to pay interest on such funds, and Landlord may commingle the Security Deposit with other funds of Landlord.

20. **Subordination**. Tenant agrees that the rights and interest of Tenant under this Lease shall be automatically subject and subordinate to the lien of any mortgages, deeds of trust, ground leases, underleases or other similar interests that are now or hereafter may be placed upon the Shopping Center or the Demised Premises and to any and all advances, renewals and extensions of the same. Notwithstanding the foregoing, any mortgagee may at any time subordinate its mortgage to this Lease, without Tenant's consent, by giving notice in writing to Tenant, and thereupon this Lease shall be deemed prior to such mortgage without regard to their respective dates of execution and delivery, and such mortgagee shall have the same rights with respect to this Lease as though this Lease had been executed prior to the execution and delivery of the mortgage and had been assigned to such mortgagee by Landlord. Tenant shall, within fifteen (15) days after Landlord's request, execute a commercially reasonable subordination agreement confirming the foregoing agreements. Notwithstanding anything to the contrary, subordination of this Lease to any future mortgagees or ground leases is conditioned upon Tenant’s receipt of a commercially reasonable non-disturbance agreement from such mortgagee or ground lessor.

21. **Attornment**. Tenant shall in the event of the sale or assignment of Landlord's interest in the Shopping Center or in the Demised Premises, or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under any mortgage made by Landlord covering the Demised Premises, attorn to the purchaser or foreclosure mortgagee and recognize such purchaser or foreclosing mortgagee as Landlord under this Lease. Tenant shall, within twenty (20) days after Landlord's request, execute a commercially reasonable attornment agreement confirming the foregoing agreements.

22. **Access to Premises**. Tenant agrees that upon forty-eight (48) hours’ advance notice (except in the event of an emergency when Landlord may enter with no notice), Landlord, its agents, employees or servants authorized by Landlord may enter the Demised Premises to inspect the condition of the Demised Premises, to make such repairs, additions, improvements, changes or alterations to necessary the Demised Premises as set forth hereunder, or the Shopping Center as

Landlord may elect to make, to perform utility monitoring and to exhibit the same to prospective purchasers of the Shopping Center, or to prospective tenants, and to place in and upon said Demised Premises at such places as may be determined by Landlord "for rent" signs or notices during the last ninety (90) days of the Term. Neither Tenant nor any person within Tenant's control shall interfere with such access, signs or notices. Such entry, inspection and repairs, additions, improvements, changes or alterations as Landlord may make to the Demised Premises or to the Shopping Center shall not constitute eviction of Tenant and the Rent reserved shall not abate while such work is being done by reason of loss or interruption of business of Tenant or otherwise, provided however, that Landlord will use commercially reasonable efforts to not unreasonably interfere with Tenant's business operations. If Tenant or Tenant's agents or employees shall not be present or shall not permit entry into the Demised Premises at any time and for any reason when entry therein shall be necessary or permissible under this Lease, Landlord or Landlord's agents or employees may enter same by whatever means necessary without liability therefor and without in any manner affecting the obligations, covenants, terms or conditions of this Lease. Tenant shall be entitled to have a representative present during any entry of Landlord into the Demised Premises under this Lease. Both parties acknowledge that such entry shall not be contingent upon such representative's availability. Subject to the waiver of subrogation set forth in this Lease, Landlord shall be responsible for all damages resulting from the negligent acts of its representatives, agents and contractors during any entry, and Landlord shall promptly restore the Demised Premises to its condition as existed prior to such entry.

23. **Accord and Satisfaction**. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly Rent herein stipulated shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such Rent or pursue any other remedy in the Lease provided.

24. **Assignment**.

(a) Tenant shall not assign, mortgage or encumber this Lease, in whole or in part, or sublet all or any part of the Demised Premises, without prior written notice to Landlord and without Landlord's prior written consent, which such consent shall not be unreasonably withheld conditioned or delayed. If Tenant is a corporation, limited partnership, limited liability company or other entity, any transfer, sale, pledge, or other disposition of the common stock, partnership or membership interest or other power to vote the majority (in excess of 50%) of the outstanding voting interests in such entity shall be considered an assignment of the Lease requiring prior written notification of Landlord and Landlord's written consent, which shall not be unreasonably withheld, conditioned, or delayed. Tenant shall reimburse Landlord Landlord's reasonable attorneys' fees incurred in connection with such proposed transfer, not to exceed Two Thousand Dollars ($2,000.00).

(b) The notice to Landlord of any assignment or subletting shall not constitute a waiver of the necessity for such notice of any subsequent assignment or subletting. If this Lease is assigned or if the Demised Premises or any part thereof be occupied by anybody other than Tenant, Landlord may collect rent from the assignee or occupant and apply the net amount collected to the Rent herein reserved, but the same shall not be deemed as a consent to such

assignment, underletting or occupancy, nor shall collection be deemed a waiver of this provision or the acceptance of the assignee, undertenant or occupant as tenant, or as a release of Tenant from further performance by Tenant of the provisions on its part to be observed or performed herein.

(c) Except as expressly set forth herein, notwithstanding any assignment or sublease, Tenant shall remain fully and primarily liable hereunder and shall not be released from performing any of the terms of this Lease. Furthermore, no assignment will be valid unless the assignee shall execute and deliver to Landlord an assumption of liability agreement in form reasonably satisfactory to Landlord, including an assumption by the assignee of all of the obligations of Tenant and the assignee's ratification of and agreement to be bound by all the provisions of this Lease; and no subletting will be valid unless Tenant and the subtenant have executed and delivered to Landlord a sublease agreement pursuant to which such subtenant agrees to be bound by the terms of this Lease. Notwithstanding the foregoing, in the event of any assignment of this Lease to which Landlord consents in which the assignee satisfies the Liquidity Requirement (as defined below) or in connection with a Permitted Transfer, then Tenant and Guarantor shall be released of all liability under this Lease as of the effective date of such assignment.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Lease, provided Tenant is not in default under this Lease, beyond any applicable notice and cure periods, Tenant shall have the right, with thirty (30) days' prior written notice to Landlord but without Landlord's consent, without charge, and without Landlord having any recapture right, to assign this Lease or sublet all or any portion of the Premises: (i) to any entity owned 50% or more by Tenant or any of Tenant's owners or affiliates (which shall mean any party controlled by, controlling, or under common control with Tenant); (ii) in connection with the sale of all or substantially all of Tenant's assets or stock; (iii) to the surviving entity in any merger, reorganization or consolidation or government action; (iv) to Tenant's franchisor, Buffalo Wild Wings International, Inc., or an affiliate of Tenant's franchisor or an affiliate of Tenant's franchisor (which shall mean any party controlled by, controlling, or under common control with Tenant's franchisor (other than another franchisee)); or (v) to any other approved franchisee of Tenant's franchisor (each, a "**Permitted Transfer**"), so long as in connection with any Permitted Transfer, the net worth of such assignee and its principals providing a guaranty of Tenant's obligations under this Lease (which may include goodwill), in the aggregate, are equal to or greater than Three Million Five Hundred Thousand Dollars ($3,500,00.00) as of the date this Lease is assigned (of which net worth at least Two Million Five Hundred Thousand Dollars ($2,500,000.00) is comprised of liquid assets (the "**Liquidity Requirement**")), such assignee shall have at least three (3) years' experience in successfully operating a similar business to the business of Tenant, and such assignee is operating at least eight (8) other locations. Any other assignment of this Lease or subletting of the Premises (or any portion thereof) shall require Landlord's prior written consent, which shall not be unreasonably withheld, conditioned or delayed.

(d) Except in connection with Permitted Transfers, Tenant shall pay to Landlord, as additional rent hereunder, fifty percent (50%) of all subrents received by Tenant (after deducting Tenant's reasonable costs of reletting), whether denominated as rentals or otherwise, in excess of the monthly sums which Tenant is required to pay under this Lease, after deducting all actual, reasonable out-of-pocket costs incurred by Tenant in connection with such sublease, including the following costs and expenses which shall be amortized over the term of the sublease:

(1) brokerage commissions, marketing costs and reasonable attorney's fees; (2) the actual costs paid in making any improvements or substitutions in the Premises required to be made by Tenant under such sublease; (3) the costs of any inducements or concessions given to the subtenant; and (4) the then net unamortized or undepreciated cost of the leasehold improvements made and paid for by Tenant, and the movable equipment, furniture or other personal property included with the sublease.

25. **Broker's Commission**. Landlord and Tenant represent and warrant that no broker or other party has a claim for brokerage commissions or finder's fees in connection with the execution of this Lease, other than the Broker identified in the Fundamental Lease Provisions, and Landlord and Tenant agree to indemnify each other against and hold each other harmless from all liabilities arising from any such claim, including cost of counsel fees. Landlord shall be responsible for payment of any and all fees and commissions owed to the Broker identified in the Fundamental Lease Provisions pursuant to a separate agreement.

26. **Captions**. The captions, numbers and index appearing herein are inserted only as a matter of convenience and are not intended to define, limit, construe or describe the scope or intent of any paragraph, nor in any way affect this Lease.

27. **Covenant to Bind Successors**. Subject to the limitations on assignment in **Section 24**, it is agreed that the provisions, covenants and conditions of this Lease shall be binding on the estate, successors and assigns of the respective parties hereto.

28. **Entire Agreement, Etc.** This Lease and the exhibits, riders and/or addenda if any attached set forth the entire agreement between the parties. Any prior conversations or writings are merged herein and extinguished. No subsequent amendment to this Lease shall be binding upon Landlord or Tenant unless reduced to writing and signed. Submission of this Lease for examination does not constitute an option for the Demised Premises and becomes effective as a Lease only upon execution and delivery thereof by Landlord to Tenant. If any provision contained in a rider or addenda is inconsistent with any other provision of this Lease, the provision contained in said rider or addenda shall supersede said other provision. It is herewith agreed that this Lease contains no restrictive covenants or exclusives in favor of Tenant, except as otherwise specifically provided in this Lease.

29. **Force Majeure**. Either party to this Lease shall be excused for the period of any delay in the performance of any obligations hereunder, other than the obligation to pay Rent, when prevented from so doing by cause or causes beyond such party's control which shall include, without limitation, all labor disputes, pandemics, epidemics, governmental orders, civil commotion, war, war-like operations, invasions, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, fire or other casualty, inability to obtain governmental permits, unusual weather conditions, inability to obtain any materials, services or financing or through acts of God. In no event shall insufficiency of funds required to perform any term, covenant or condition of this Lease be considered to constitute an event of force majeure. Notwithstanding the foregoing or anything to the contrary set forth herein, if Tenant is delayed in performing any of Tenant's Work as a result of an event of force majeure, the Commencement Date shall be extended on a day for day basis in connection with such delay, so long as Tenant notifies Landlord of such delay within five (5) days after Tenant's receipt of notice of the

occurrence thereof. If Tenant does not provide such notice, then the Commencement Date shall not be extended in connection therewith.

30. **Governing Laws**. The laws of the State in which the Shopping Center is located shall govern the validity, performance and enforcement of this Lease; however, the invalidity or unenforceability of any provision of this Lease shall not affect or impair the validity of any other provision.

31. **Inability to Give Possession**. If Landlord is unable to give Tenant possession of the Demised Premises as herein provided by reason of any cause beyond the control of the Landlord, Landlord shall not be liable in damages to Tenant therefore, and during the period that Landlord is unable to give possession, all rights and remedies of both parties hereunder shall be suspended.

32. **Notices**. Whenever under this Lease a provision is made for any demand, notice or declaration of any kind, or where it is deemed desirable or necessary by either party to give or serve any such notice, demand or declaration to the other, it shall be in writing sent by nationally recognized overnight delivery service or certified mail with postage prepaid, return receipt requested, to the addresses set forth in the Fundamental Lease Provisions. Such notices, demands or declarations shall be deemed sufficiently served or given for all purposes hereunder at the time they shall be mailed in the manner as aforesaid. Notices for any party may be given by any attorney for such party.

33. **Quiet Enjoyment**. So long as Tenant is not in default of this Lease beyond any applicable notice and cure periods provided for hereunder, Tenant shall peaceably and quietly enjoy the Demised Premises subject, nevertheless, to the terms of this Lease and to any mortgage, ground lease or other matters to which the title of the Shopping Center, and the land on which the Shopping Center is located, is subject.

34. **Recording**. Tenant shall not record this Lease but will, at the request of Landlord, execute a memorandum or notice thereof in recordable from satisfactory to both the Landlord and Tenant specifying the date of commencement and expiration of the Term of this Lease and other information required by statute. Landlord may then record said memorandum or notice of Lease, the costs of recording to be paid by Landlord.

35. **Relationship of Parties**. Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent or of partnership or of joint venture or of any association whatsoever between Landlord and Tenant, it being expressly understood and agreed that neither the method of computation of Rent nor any of the other provisions contained in this Lease, nor any act or acts of the parties hereto, shall be deemed to create any relationship between Landlord and Tenant other than the relationship of Landlord and Tenant.

36. **Rules and Regulations**. Tenant shall comply at all times with the rules and regulations for the Shopping Center set forth in **Exhibit "G"** attached hereto, as the same may be reasonably amended, modified, supplemented or replaced by Landlord from time to time.

37. **No Personal Liability**. Notwithstanding anything contained herein to the contrary, Tenant agrees that Landlord shall have no personal liability with respect to any of the provisions of this Lease and Tenant shall look solely to the estate and property of Landlord in the Shopping Center and the rents and profits therefrom for the satisfaction of Tenant's remedies, including, without limitation, the collection of any judgment or the enforcement of any other judicial process requiring the payment or expenditure of money by Landlord in the event of any default or breach by Landlord with respect to any of the terms and provisions of this Lease to be observed and/or performed by Landlord, subject, however, to the prior rights of any holder of any mortgage, deed of trust, deed or other security interest covering all or part of the Shopping Center, and no other assets of Landlord or any principal of Landlord shall be subject to levy, execution or other judicial process for the satisfaction of Tenant's claim. In the event Tenant obtains a judgment against Landlord, the judgment docket shall be so noted. In the event of the sale or other transfer of Landlord’s estate, right, title and interest in the Premises or the Shopping Center (except in the case of a sale-leaseback financing transaction in which Landlord is the lessee), Landlord shall transfer and assign to such purchaser or transferee any Security Deposit which may then be held by Landlord pursuant to this Lease, and Landlord thereupon and without further act by either party hereto shall be released from all liability and obligations hereunder derived from this Lease arising out of any act, occurrence or omission relating to the Premises or this Lease occurring after the consummation of such sale or transfer. This **Section 37** shall inure to the benefit of Landlord's successors and assigns and their respective principals.

38. **Attorney's Fees**. In case it should be necessary or proper for either party to bring any action under this Lease, the prevailing party shall be entitled to reasonable attorney’s fees and costs from the other party.

39. **Estoppel Certificates**. Within ten (10) days after request by Landlord, Tenant shall certify in writing, on a form prepared by Landlord, such matters concerning this Lease as Landlord may reasonably request. Within ten (10) days after Tenant’s request, Landlord shall deliver an estoppel certificate in form and substance substantially similar to that set forth above at no cost to Tenant. In addition, upon request of Landlord, but not more than one (1) time per calendar year, and solely in connection with the sale or refinancing of the Shopping Center, Tenant shall provide to Landlord such financial information regarding Tenant and guarantors of this Lease as Landlord or its lenders may reasonably request, which may include, without limitation, balance sheets certified by an officer of the Tenant, income statements and all notes thereto.

40. **Holdover**. If Tenant or any party claiming under Tenant remains in possession of the Premises or any part thereof after any termination of this Lease, no tenancy or interest in the Premises shall result therefrom but such holding over shall be an unlawful detainer and all such parties shall be subject to immediate ouster and removal, and Tenant shall pay upon demand to Landlord during any period which Tenant shall hold the Premises after the Term has expired, a sum equal to all Additional Rent provided for in this Lease plus an amount computed at the rate of one hundred fifty percent (150%) the Annual Base Rent for such period plus all damages incurred by Landlord arising by reason of any holdover. If such holding over is with Landlord's written consent, Tenant shall be deemed a tenant from month-to-month; otherwise, Tenant shall be a tenant-at-sufferance.

41. **Relocation**. Intentionally deleted.

42. **Irrevocable Offer and Required Approval**. The submission of this Lease for examination does not constitute an offer to lease, or a reservation of or option for the Demised Premises, and this Lease becomes effective only upon execution and delivery thereof by Landlord and Tenant.

43. **Addendum to Lease**. This Lease is contingent upon execution of Tenant's franchisor's Addendum to Lease attached hereto as Exhibit "J" by Landlord and Tenant.

44. **Counterpart Execution**. This Lease may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute the agreement when a duly authorized representative of each party has signed a counterpart. The parties intend to sign and deliver this Lease by electronic or facsimile transmission. Each party agrees that the delivery of this Lease by electronic (including "pdf") or facsimile transmission shall have the same force and effect as delivery of original signatures and that each party may use such electronic or facsimile signatures as evidence of the execution and delivery of this Lease by all parties to the same extent that an original signature could be used.

-SIGNATURE PAGE TO FOLLOW-

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

LANDLORD:

CROSSROADS PLAZA POWER LLC

By: ______________________________
Name: Ron Stern
Title: CEO

TENANT:

MUNSON OF HAINESPORT WINGS GO LLC

By: Jack Litman (May 2, 2025 16:41 EDT)
Name: Jack Litman
Title: Member

List of Exhibits

EXHIBIT "A"

Plan


CROSSROADS PLAZA
HAINESPORT, NJ
LOWE'S
ShopRite
3 SUITES
Premises
Wawa
WAWA GAS
STATION
MT HOLLY BYP
Route 38

EXHIBIT "B"

Intentionally Omitted

Exhibit "C"

<u>Landlord's Work</u>

Landlord's Work shall mean only the following:

1) **<u>General Site Conditions:</u>**
   a) Landlord represents and warrants that, as of the Delivery Date, the Premises, Building and the Shopping Center are structurally sound, water tight, and that all structural parts thereto, including, without limitation, the foundation, roof, exterior walls, storefront system, plumbing and electrical systems are in good condition, sanitary order, condition and repair and meet and comply with all applicable federal, state, and local laws, ordinances and regulations, including, without limitation, the ADA.
   b) The Premises shall be free of all Hazardous Substances (including, but not limited to, asbestos, underground storage tanks, etc.). Hazardous Substances shall be properly handled as required by governing codes and regulations.
   c) As may be applicable, Landlord to provide Tenant will access to and through all Common Areas and any other space within the building in which the Premises is located for installation, maintenance, use, repair and replacement of pipes, ducts, conduits, wires, and utilities serving the Premises.

2) **<u>Utilities</u>**: Landlord to provide building and site plans illustrating the connection points. Landlord represents that as of the Delivery Date, the Premises shall have the following minimum utility requirements, all of which shall be delivered in good working condition to the Premises. (All utilities shall be separately metered)

   a) Water – Minimum 1 ¼ " dedicated line. If the residual water pressure (as determined by Tenant or Tenant's Architect or Contractor) is less than 50 psi after Tenant's backflow preventers (70 gal/min during peak demand), Landlord shall reimburse Tenant for the cost of the necessary booster pumps in order to reach the necessary residual pressure.

   b) Natural Gas – Landlord to deliver the existing 250 CFH Gas Line, and will install a booster.

   c) Electrical – Existing two (2) electrical panels, one of which is 200 amps 277/480 volt 3-phase and the other of which is 200 amps 120/208 volt 3-phase; and one (1) transformer that is 75kva 3-phase.

   d) Sanitary Sewer & Grease Trap –
      - Minimum 4" sanitary sewer lines servicing the Premises.

- Landlord to install 1,000 gallon grease trap (unless a lower capacity is allowed by the jurisdiction) with an invert elevation of 36" below finish floor level. (provided by Landlord). (Specify if shared with another Tenant.)

e) Telephone and Cable – Two 2" conduits servicing the Premises. Landlord shall cooperate with Tenant to ensure that Tenant and the service providers have all necessary easements, approvals and access for the proper installation, operation, upgrade and replacement of cable service or related facilities and technology to the Premises throughout the Lease Term.

(f) HVAC – Landlord to furnish & install 7.5 tons of new HVAC to the Premises. Agreed to by LL.

Landlord will coordinate on the location of the RTU's and will install structural supports as required for any Tenant installed RTU's.

Tenant requires a 5 Ton Make-Up Air unit provided by Captive Air, (model number _AD-D.250-20D-MPU), and Landlord shall reimburse tenant $15,000.00 for purchase and installation of the unit.Fire Sprinkler service; verify size and location if existing.

g) Fire Sprinkler service; verify size and location if existing.

3) **<u>Demolition:</u>** **(Allowance in lieu of)** Tenant is responsible for the demolition of all existing improvements within
the space, including, but not limited to (unless otherwise noted on Tenant's Plans to stay in place);
   a) FF&E and fixtures
   b) Interior walls
   c) Flooring tile
   d) Carpet

4) **<u>Demising Walls</u>;** (allowance in lieu of) Existing.

5) **<u>Smooth Clean Concrete Floor;</u>** Landlord to deliver the existing flooring.

<u>Impact Fees, Sewer and Water Connection fees</u>; Landlord shall pay for any and all impact fees, connection fees, assessments or charges necessary to deliver and connect utilities to the Premises including but not limited to impact, connection, tap, meter, development – and Sewer and Water (i.e. SAC/WAC). These utilities shall be in accordance with Tenant's plans and specifications in locations designated on Tenant's construction documents and reasonably approved by Tenant.

Landlord shall cause all of its contractors to provide warranties for not less than one (1) year against defects in workmanship, materials and equipment, commencing upon the date the Premises are delivered to Tenant.

EXHIBIT "D"

Commencement Certificate

The undersigned, as Tenant under that certain Shopping Center Lease (hereinafter called the "Lease") dated as of ___________________, 20__, made and entered into between Paramount Crossroads Plaza Power LLC, as Landlord, and the undersigned, as Tenant, hereby ratifies the Lease and certifies that:

1. the undersigned has accepted possession of and entered into occupancy of the Premises;

2. the GLA in the Premises is _________square feet;

3. the Lease is in full force and effect and has not been assigned, modified, supplemented or amended in any way, subsequent to the lease execution date above, except __________________________;

4. the Lease represents the entire agreement between the parties as to such leasing;

5. the Rent Commencement Date of the Lease is ___________________;

6. the Tenant opened its business in the Premises to the public on ______________;

7. the date of the expiration of the Rent Term pursuant to Article 3 of the Lease is ___________________;

8. all conditions of the Lease to be performed by Landlord and necessary to the enforceability of the Lease have been satisfied except __________________.

9. to Tenant's actual knowledge, there are no defaults by either Landlord or Tenant under the Lease, except _______________;

10. no rents have been, nor will be, paid or prepaid, other than as provided in the Lease;

11. on this date, to Tenant's actual knowledge, there are no existing defenses or offsets which the undersigned has against the enforcement of the Lease by Landlord; and

12. the Lease is subordinate to the lien of any mortgage on the Premises which Landlord has given or hereafter gives, subject to the provisions of Section 20 of the Lease.

In addition to the above certifications, subject to and in accordance with the provisions of the Lease, Tenant has forwarded, or will forward, to Landlord all of the following documents relating to work that has been performed by Tenant or Tenant's Contractor in the Premises:

1. An affidavit from Tenant's general contractor that all work in the Premises has been substantially completed in accordance with the Plans as approved by Landlord and that all subcontractors, laborers and materialmen engaged in supplying materials for the work have been paid in full for completed work.

2. Properly executed and acknowledged Releases of Mechanic's Liens (reasonably satisfactory to Landlord as to form and substance) with respect to the Premises executed by Tenant's general contractor and by every subcontractor and supplier of labor and materials engaged in the work costing in excess of $5,000.00.

3. A set of approved "as-built" drawings and specifications for the work done by Tenant, prepared and sealed by Tenant's architect or, if as-built drawings are not obtained by Tenant, then marked construction drawings showing the completed work.

4. To the extent required under applicable law, a copy of the Statement of Occupancy or equivalent from the Township of ______________ and County of ________________, New Jersey.

All terms used herein are defined in the Lease and shall have the same meaning when used herein.

TENANT:

By:___________________________

Title:_________________________

EXHIBIT "E"

Existing Restrictions

(c) Cost Cutter

Landlord covenants and agrees not to lease or permit the use of or occupancy with any portion of the Shopping Center as a family unisex discount hair salon. Landlord is permitted to use any portion of the Shopping Center for a full service hair salon or nail manicuring. This restriction does not apply to any existing Tenant or any Tenant which has an excess of 15,000 s/f.

(d) Hand and Stone

Provided that Tenant is in possession of the Premises and operating its business therein without default and Tenant has not defaulted under any of the terms and conditions contained in this Lease more than three (3) times during the initial Term of this Lease and more than three (3) times during each Renewal Term, beyond the lapse of any applicable notice and cure periods, Landlord agrees that it will not enter into a lease or consent to the use and occupancy of any other space within the Shopping Center by a tenant, subtenant, assignee, licensee or concessionaire (collectively "Occupant") for (i) the Principal Business (as hereinafter defined) of providing therapeutic massage, aesthetic services and/or waxing services ("Protected Services"), or (ii) the offering of therapeutic massages through a membership based plan ("Massage Membership Plan") ((i) and/or (ii), the "Exclusive Use"). As used herein, the term "Principal Business" shall mean any business devoting more than twenty-five percent (25%) of its GLA to any of its Protected Services. Notwithstanding . . . the foregoing Exclusive Use shall not be applicable to the units (i) occupied by tenants whose GLA is 8,000 s/f or more, (ii) the occupant of any outparcel within and adjacent to the SC, (iii) any existing SC tenant whose lease, as of the date of this Lease, does not prohibit the subject premises to be used in violation of the Exclusive Use, or any of their successors, assigns or replacements, (iv) a nail salon, (v) a full-service hair salon, (vi) a men's only hair salon and/or barbershop, (vii) a beauty school or tanning facility (by way of example, Regency Beauty Institute or Aveda Institute) (viii) an occupant that provides therapeutic massages as part of a larger package or membership incidental to the operation of its principal business provided the aesthetic services and waxing related services are not included as part of such larger package (by way of example, a health club, gym, fitness facility, physical therapy facility/office or chiropractic office).

(e) J Suites

Excluding (i) any existing tenants as of the date of this Lease and their successors, replacements, assigns or sublessees, (ii) any premises containing 10,000 square feet or more, and (iii) and provided Tenant is not in default beyond any applicable cure period, Landlord shall not lease to another tenant in the Shopping Center (including any outparcel) whose primary use is that of high end salon and barber, full service premier salon, or salon suite studio, including but not limited to Sola Salons and Phoenix Salons (the "Exclusive Use").

(f) T-Mobile

Other than Lowe's and ShopRite and their assigns and any anchor tenants (which are defined as having an area of greater than 15,000 s/f), Landlord shall not to lease or permit any use or assignment or sublease for a store in the Shopping Center for the sale of PCS, cellular, mobile telephone and other wireless products and services.

(g) Wells Fargo

Landlord represents and warrants (a) that no tenant or occupant of the balance of the Shopping Center, other than Lowe's and ShopRite, operates, or has the right to operate, a full-service commercial bank thereon, and (b) that under each tenant's or occupant's lease or other occupancy or ownership agreement, other than ShopRite pursuant to that certain lease agreement dated December 6, 2001, by and between Landlord and ShopRite (the 'Shoprite Lease"), Landlord has the right to prohibit such tenant or occupant from operating a full service commercial bank thereon. As an inducement to Tenant's execution of this Lease, Tenant is hereby granted the sole and exclusive privilege in the Shopping Center and on any land contiguous to the SC now or hereafter owned or controlled by Landlord or its affiliates (by virtue of an ownership interest or a reciprocal easement or other similar agreement (the "Contiguous Land") for operation of a full service commercial bank. . .In addition, Landlord shall not permit any tenant or occupant of the balance of the Shopping Center to install, operate or maintain an automated teller machine except for ShopRite and Wawa.

(h) Shop Rite

Relevant Lease pages follow.

6. USE AND OCCUPANCY.

6.1. The Demised Premises shall be used and occupied for the operation of a food supermarket including, at Tenant's option, an in-store pharmacy of not less than 600 square feet of sales area and any one or more of the Incidental Supermarket Uses, and for no other use or purpose. The food supermarket operating at the Demised Premises may include, as an incidental use, an in-store mini-bank with ATM, drop-off dry cleaner, baby sitting and/or child care services or children's nursery, sale and rental of videotapes, the sale of donuts, bagels, a health food store, and franchises, such as Cinnabon and Rita's Water Ice; the sale of merchandise, goods or services now or hereafter customarily sold or rendered in food supermarkets in the State of New Jersey, including those operated by Tenant or members of Wakefern Food Corp. or its successor ("*Wakefern*"); and if permitted by Laws, the sale of beer and wines, and all other types of alcoholic beverages (collectively, the "*Incidental Supermarket Uses*"). Notwithstanding anything to the contrary set forth herein, Tenant may enter into agreements to lease, license, sublease, sublicense, grant concessions or otherwise permit the occupancy of portions of its supermarket sales floor area for the Incidental Supermarket Uses, *provided* that (i) ingress to and egress from the franchises or concessions and/or other Incidental Supermarket Uses shall be provided only by way of and through the Demised Premises (i.e., there shall not be separate entrances to the Demised Premises for such concessions franchises or Incidental Supermarket Uses), and (ii) exterior signage advertising the concessions, franchises or Incidental Supermarket Uses shall not be permitted, except that a bank within the Demised Premises may have reasonable exterior signage subject to Landlord's reasonable approval as set forth in this Lease, and (iii) the Demised Premises shall only be used for retail, entertainment and/or service purposes of the type permitted from time to time in comparable shopping centers ("*Shopping Center Uses*"). The uses set forth in this **Article 6.1** are hereinafter referred to as the "*Permitted Supermarket Uses*").

6.5. Under no circumstances will Tenant use or permit the use of the Demised Premises for any of the following uses (the "*Prohibited Uses*"):

6.5.1. a use in violation of any then existing and applicable law, statute, rule, regulation, code, judgment, ordinance, order, writ, injunction, decree, ruling or requirement of any federal, state, county or municipal government, commission or board, or at the direction of any public officer pursuant to law, or the requisite Board of Fire Underwriters or similar body court, body, department, commission, board, bureau or agency or other governmental or quasi-governmental instrumentality having jurisdiction ("*Governmental Authority*"), building codes and zoning ordinances, requirements of building officials administering such codes, laws related to "architectural barriers" affecting the disabled, the requirements of insurance rating bureaus and insurance inspection bureaus having jurisdiction (collectively, "*Laws*");

6.5.2. any residential, industrial or manufacturing, refining, smelting, mining or quarrying use , or warehouse or storage use (other than storage which is customary and ancillary to the operation of a Shopping Center Use, which Shopping Center Use is not a Prohibited Use hereunder) or any other non-Shopping Center Use;

6.5.3. "adult" book store, massage parlor or other establishment selling, displaying or exhibiting pornographic materials or providing adult type entertainment or displays of a variety involving or depicting nudity or lewd acts;

6.5.4. skating rink;

6.5.5. off-track betting establishment, carnival or amusement park;

6.5.6. a mobile home or trailer court, labor camp, junkyard or stockyard;

6.5.7. a land fill, garbage dump or for the dumping, disposing, incineration or reduction of garbage;

6.5.8. bar, tavern, nightclub, discotheque or any other establishment selling alcoholic beverages for on-premises consumption; *provided, however*, the foregoing shall not prohibit the operation of a restaurant where the sale of alcoholic beverages therein comprises less than fifty (50%) percent of the restaurant's gross revenues;

6.5.9. offices (other than an office necessary for the operation of and ancillary to a Permitted Supermarket Use or, if applicable, an Approved Changed Use);

6.5.10. movie theater or movie house or live theater;

6.5.11. bowling alley or alleys; billiard parlor or pool hall; game room;

6.5.12. funeral parlor or mortuary;

6.5.13. flea market;

6.5.14. school;

6.5.15. an on-premises dry cleaning plant or central laundry or laundromat; and

6.5.16. any use which, as of the Effective Date, violates the REA.

6.6. For a period not to exceed two (2) years after Lowe's ceases to use the premises in the Shopping Center occupied by Lowe's as a home improvement center, home improvement

service center, lumber yard or building materials supply center, no portion of the Demised Premises shall be used for any of the following primary uses ("*Lowe's Prohibited Uses*"):

6.6.1. a hardware store containing more than 5,000 square feet of useable floor area;

6.6.2. an appliance and/or home electronics store containing more than 5,000 square feet of useable floor area;

6.6.3. a lawn and garden store containing more than 3,000 square feet of useable floor area;

6.6.4. a paint and/or decor center containing more than 5,000 square feet of useable floor area; and

6.6.5. a retail and/or warehouse home improvement center, lumber yard, building materials supply center, home improvement service center and other stores or centers similar to those operated under the trade names Lowe's, Home Depot, Home Owner's Warehouse, Home Quarters, Hechinger's, Builders Square, 84 Lumber, Wickes, Hughes Lumber, McCoys, Home Base, Eagle, Menard's, Sears Hardware, Villager's Hardware, Sutherlands, Orchard Supply or Payless Cashways.

6.7. If, after the Mandatory Operating Period, Tenant desires to change the use to which the Demised Premises are put from the Permitted Supermarket Uses, Tenant shall give notice to Landlord of Tenant's intention to change its use in the Demised Premises, together with a reasonably detailed list of line items, itemizing the Recapture Payment calculated pursuant to **Article 6.7.4(a)**. Such notice shall be given not less than ninety (90) days prior to the date that Tenant intends to effect the change of use in the Demised Premises and shall set forth the nature of the proposed use change and the portions of the Demised Premises affected thereby ("*Use Change Notice*"). Tenant's right to change the use of the Demised Premises shall be subject to all of the provisions of this **Article 6.7**.

6.7.1. No Uncured Tenant Default may then exist. If such an Uncured Tenant Default then exists, then Tenant's right to change the use of the Demised Premises shall be suspended until Tenant cures the Uncured Tenant Default.

6.7.2. Under no circumstances shall Tenant have the right to change the use of the Demised Premises to any of the Prohibited Uses or the Lowe's Prohibited Uses.

6.7.3. Landlord shall, within ninety (90) days after receipt of Tenant's notice pursuant to this **Article 6.7**, advise Tenant whether or not Landlord approves the use change.

EXHIBIT “F”

Sign Criteria

All of Tenant’s signage shall comply with applicable laws, codes, ordinances, and/or regulations.

Exhibit “F-1”

Tenant’s Signs

Preferred Option


F
B
C
E
A
D
BUFFALO WILD WINGS GO
TM

STOCK CODE	A	B	C	D	E	F	SQ FT
BWW-**-******-**	18	114.8	9.33	7.11	22.5	119.375	18.65
BWW-**-******-**	21	133.9	10.9	8.3	26.5	139.25	25.63
BWW-**-******-**	24	153	12.44	9.48	30.25	159.25	33.45
BWW-**-******-**	27	172.16	14	10.7	34	179	42.26
BWW-**-******-**	30	191.3	15.6	11.86	37.75	199	52.17
BWW-**-******-**	33	210.4	17.1	13.04	41.5	218.75	63.04
BWW-**-******-**	36	229.54	18.97	14.23	45.25	238.75	75.02
BWW-**-******-**	39	248.7	20.22	15.41	49	258.5	87.96
BWW-**-******-**	42	267.8	21.8	16.6	52.75	278.5	102
BWW-**-******-**	45	286.93	23.33	17.78	56.5	298	116.9
BWW-**-******-**	48	306.06	24.89	18.97	60	318	132.5

Night View


BUFFALO WILD WINGS GO


1
2
3
4
5
6
7
8
9
10
11

Materials	
1	.050 Alum. Returns
2	1” Jewelite Trimcap
3	3/16” White Acrylic Faces
4	LED Modules - Sloan or GE Current LEDs
5	.090 Alum. Back
6	1/4” Weep Holes as Required (Exterior Only)
7	.063 Alum. Return
8	LED Halo Lighting (Sloan or GE Current LEDs)
9	.080 Alum. Back
10	.125 Aluminum Face
11	2” x 2” Alum. Angle (6” Long) for Power Supply

Colors & Materials		
A		Satin Black Returns & Trimcap
B		1st Surface 3M 3630-125 Golden Yellow Vinyl
C		2406 White Acrylic Faces (Logo)
D		7328 White Acrylic Faces (Letters
E		Backer Painted Low Gloss Black
F		Face LED - White
G		Reverse LED - White

Notes

Direct mount or raceway mount options are ONLY to be used where required by LL and approved by Inspire.

Face-Lit Backer Mount Channel Letters

Secondary Option by Approval Only


F
B
C
E
A
D
BUFFALO WILD WINGS GO
TM

STOCK CODE	A	B	C	D	E	F	SQ FT
BWW-**-******-**	18	114.8	9.33	7.11	22.6	119.34	18.74
BWW-**-******-**	21	133.9	10.9	8.3	26.4	139.23	25.53
BWW-**-******-**	24	153	12.44	9.48	30.15	159.12	33.32
BWW-**-******-**	27	172.16	14	10.7	33.9	179	42.14
BWW-**-******-**	30	191.3	15.6	11.86	37.7	198.9	49.7
BWW-**-******-**	33	210.4	17.1	13.04	41.45	218.8	63
BWW-**-******-**	36	229.54	18.97	14.23	45.22	238.7	74.95
BWW-**-******-**	39	248.7	20.22	15.41	49	258.6	88
BWW-**-******-**	42	267.8	21.8	16.6	52.76	278.46	102
BWW-**-******-**	45	286.93	23.33	17.78	56.52	298.35	117.1
BWW-**-******-**	48	306.06	24.89	18.97	60.3	318.24	133.26

Night View


BUFFALO WILD WINGS GO


1
2
3
4
5
6
7
8
9
10
11

Materials	
1	.050 Alum. Returns
2	1” Jewelite Trimcap
3	3/16” White Acrylic Faces
4	LED Modules - Sloan or GE Current LEDs
5	.090 Alum. Back
6	1/4” Weep Holes as Required (Exterior Only)
7	.063 Alum. Return
8	LED Halo Lighting (Sloan or GE Current LEDs)
9	.080 Alum. Back
10	.125 Aluminum Face
11	2” x 2” Alum. Angle (6” Long) for Power Supply

Colors & Materials		
A		Satin Black Returns & Trimcap
B		1st Surface 3M 3630-125 Golden Yellow Vinyl
C		2406 White Acrylic Faces (Logo)
D		7328 White Acrylic Faces (Letters
E		Backer Painted Low Gloss Black
F		Face LED - White
G		Reverse LED - White

Notes

Face-Lit Backer Mount Channel Letters
Tertiary Options
by Apporoval Only


119.5"
111.46"
36"
24"
5"
9.05"
6.8"
BUFFALO WILD WINGS GO


182"
173.92"
16"
10"
BUFFALO WILD WINGS GO

Night View



Night View





Materials	
1	.050 Alum. Returns
2	1" Jewelite Trimcap
3	3/16" White Acrylic Faces
4	LED Modules - Sloan or GE Current LEDs
5	.090 Alum. Back
6	1/4" Weep Holes as Required (Exterior Only)
7	.063 Alum. Return
8	LED Halo Lighting (Sloan or GE Current LEDs)
9	.080 Alum. Back
10	.125 Aluminum Face
11	2" x 2" Alum. Angle (6" Long) for Power Supply

Colors & Materials		
A		Satin Black Returns & Trimcap
B		1st Surface 3M 3630-125 Golden Yellow Vinyl
C		2406 White Acrylic Faces (Logo)
D		7328 White Acrylic Faces (Letters
E		Backer Painted Low Gloss Black
F		Face LED - White
G		Reverse LED - White

Notes

<u>Take-Out Parking Sign</u>


12"
1.5"
18"
BUFFALO WILD WINGS GO
TAKEOUT & DELIVERY PARKING ONLY
Rubber Guard Around Edge
Trim-Lok, Inc. Brand Rubber
Lok Part No. 1100B7X1/16
.063 Flat, Alum. Panel w/
Radius Corners. Yellow Border
Applied White Copy & Graphic
C
Back of Parking Panel
to be Painted PMS 440C
1.5"
Panel Only
A
B

EXHIBIT "G"

Rules and Regulations

1. The sidewalks, entrances, halls, corridors, elevators and stairways of the building shall not be obstructed or used as a waiting or lounging place by tenants, and their agents, servants, employees, invitees, licensees and visitors. The sidewalks, entrances, halls, corridors, elevators and stairways are not for the use of the general public, and Landlord reserves the right in all cases to control and prevent access to any part of the building of all persons whose presence, in the reasonable judgment of Landlord, its agents, servants or employees, may be prejudicial to the safety, character, reputation or interests of the building or the tenants thereof. All entrance doors leading from any demised premises to the hallways are to be kept closed at all times.

2. Landlord will furnish each tenant with two (2) keys to each entrance or exit door lock on the Premises. Landlord may make a reasonable charge for any additional keys requested by any tenant. Tenant shall not alter any lock or install new or additional locks or bolts on any door without the prior written approval of Landlord, which approval shall not be unreasonably withheld, delayed or conditioned. Each tenant, upon the expiration or termination of its tenancy, shall deliver to Landlord all keys furnished to the tenant for all locks and bolts in the building, and in the event of the loss of any keys by any tenant, said tenant shall pay to Landlord the replacement cost of same.

3. Tenants will see that (i) the windows are closed, (ii) the doors securely locked, and (iii) all water faucets and other utilities are shut off (so as to prevent waste or damage), each day before leaving the demised premises.

4. Landlord reserves the right to reasonably prescribe the date, time, method and conditions that any personal property, equipment, trade fixtures, merchandise, and other similar items shall be delivered to or removed from the building. No iron safe or other heavy or bulky object shall be delivered to or removed from the building, except by experienced safe men, movers or riggers approved in writing by Landlord. Landlord reserves the right to inspect all personalty, fixtures and equipment to be brought into the building, and to exclude any of same in violation of these rules or the provisions of the Lease.

5. The walls, partitions, skylights, windows, doors and transoms that reflect or admit light into passageways or into any other part of the building shall not be covered or obstructed by any of the tenants, except as otherwise specifically provided in the Lease.

6. No sign, insignia, advertisement, object, notice or other lettering shall be exhibited, inscribed, painted or affixed by any tenant on any part of the exterior of the premises or building without the prior written approval of Landlord, which approval shall not be unreasonably withheld, delayed or conditioned. In the event of any violation of this requirement by any tenant, Landlord may remove the same without any liability, and charge the expense incurred in such removal to the tenant that violated same.

7. No signaling, telegraphic or telephonic instruments or devices, or other wires, instruments or devices, shall be installed in connection with any demised premises without the

prior written approval of Landlord, which approval shall not be unreasonably withheld, delayed or conditioned. Such installations, and the boring or cutting for wires, shall be made at the sole cost and expense of the tenant and under the control and direction of Landlord. Landlord retains in all cases the right to require (i) the installation and use of such electrical protecting devices that prevent the transmission of excessive currents of electricity into or through the building, (ii) the changing of wires and of their installation and arrangement under ground or otherwise as Landlord may direct, and (iii) compliance on the part of all using or seeking access to such wires with such rules as Landlord may establish relating thereto. All such wires used by tenants must be clearly tagged at the distribution boards and junction-boxes and elsewhere in the building, with (i) the number of the demised premises to which said wires lead, (ii) the purpose for which said wires are used, and (iii) the name of the company operating same.

8. Tenant, their agents, servants or employees, shall not (a) make any improper noises or disturbances of any kind in the building, (b) make or defile any part of the building, (c) unreasonably interfere in any way with (i) the use and occupancy of other tenants of the building, and (ii) the management and operation of the building by Landlord, its agents, servants or employees, (d) go upon the roof of the building, (e) use any additional method of heating or air-conditioning the demised premises, (f) sweep or throw any dirt or other substance from the demised premises into any of the halls, corridors, elevators, or stairways of the building, (g) bring in or keep in or about the demised premises any bicycles, vehicles, animals, birds or fish of any kind, (h) install any radio or television antennae or any other device or item on the roof, exterior walls, windows or window-sills of the building, (i) place objects against glass partitions, doors or windows which would be unsightly from the interior or exterior of the building, except as otherwise specifically provided in this Lease, and (j) use any demised premises (i) for the storage of merchandise for sale to the general public, (ii) for lodging, sleeping, or for any immoral or illegal purposes, (iii) for cooking (except as permitted by the provisions of the Lease; provided however, that odors of cooking shall not be permitted to emanate from the Premises), (iv) for an employment agency, or for securing employees other than those to be employed by tenants at the building, or for the payment of salaries or wages to employees or persons who are not employed in the building, (v) for the business of stenography, typewriting or any similar business, (vi) for the possession, storage, manufacture, or sale of liquor, narcotics, dope, tobacco in any form, or as a barber, or manicure shop, (vii) for the sale at auction of merchandise or other property of any kind, and (viii) for the selling of any goods, items or merchandise, either at wholesale or retail.

9. Tenants shall not (i) fasten articles to, drill or make holes in, or drive nails or screws into the floors, ceilings, or doors of any demised premises, and (ii) mark, break, paint, paper or otherwise cover the floors, walls, ceilings, doors and partitions, of any demised premises, without the prior written consent of Landlord, which consent shall not be unreasonably withheld, delayed or conditioned. The expense of repairing any damage resulting from a violation of this rule shall be borne by the tenant by whom, or by whose agents, servants, employees, invitees, licensees or visitors, such damage shall have been caused.

10. No canvassing, soliciting, distribution of handbills or other written material, or peddling shall be permitted in the building, and tenants shall cooperate with Landlord in the prevention and elimination of same.

11. Landlord may change the name or address of the building at any time without notice

and without liability to any tenant. Tenants shall not use the name of the building in any way in connection with their respective businesses, except as the address of same. Landlord may prohibit any advertising by any tenant, which in Landlord's reasonable opinion, tends to impair the reputation of the building or the desirability of same as a building for offices; and upon written notice from Landlord, any tenant shall refrain from or discontinue such advertising.

12. Landlord may waive any one or more of the rules and regulations herein set forth for the benefit of a particular tenant or tenants, and no such waiver by Landlord shall (i) be construed as a waiver of such waived rule(s) or regulation(s) in favor of other tenants, or (ii) prevent the enforcement of same by Landlord against such other tenants.

13. Landlord reserves the right to make reasonable amendments, modifications, deletions and additions to the rules and regulations, and to make additional reasonable rules and regulations, as in Landlord's reasonable judgment may from time to time be needed for the safety, care, cleanliness, reputation, appearance and preservation of good order of the building.

14. No tenant shall do or permit anything to be done in said premises, or bring or keep anything therein, which will in any way increase the rate of fire insurance on said building, or on property kept therein, or obstruct or interfere with the rights of other tenants, or in any other way injure or annoy them, or conflict with the laws relating to fires, or with the regulations of the Fire Department, or with any insurance policy upon said building or any part thereof, or conflict with any of the rules and ordinances of the Board of Health and any other constituted authorities.

If these Rules and Regulations conflict with the terms of the Lease, the terms of the Lease shall govern.

EXHIBIT "H"

Tenant's Menu

SAUCES

- BLAZIN'® KNOCKOUT
- WILD®
- HOT
- MANGO HABANERO™
- ORIGINAL BUFFALO
- THAI CURRY
- ASIAN ZING®
- JAMMIN' JALAPEÑO
- CARIBBEAN JERK
- NASHVILLE HOT
- SPICY GARLIC
- MEDIUM
- MILD
- ORANGE CHICKEN
- HONEY BBQ
- PARMESAN GARLIC
- LEMON PEPPER
- TERIYAKI
- SWEET BBQ

DRY RUBS

- DESERT HEAT®
- BUFFALO
- CHIPOTLE BBQ
- LEMON PEPPER
- SALT & VINEGAR

or visit buffalowildwings.com to view the Nutrition & Allergen Guides.



HAND-SMASHED AND SEARED
ALL-AMERICAN CHEESEBURGER
TRY ONE TODAY

SIDES

	REGULAR	LARGE
FRENCH FRIES	3.99 | 420 CAL	4.99 | 840 CAL
TOTS	4.49 | 620 CAL	6.49 | 1240 CAL
CHEESE CURDS	7.49 | 870 CAL	11.49 | 1400 CAL
BEER-BATTERED ONION RINGS	7.49 | 900 CAL	9.99 | 1430 CAL
FRIED PICKLES	8.99 | 790 CAL	
POTATO WEDGES	4.49 | 370 CAL	6.49 | 750 CAL
MOZZARELLA STICKS	8.99 | 520 CAL	
CELERY	.60 | 15 CAL	
CARROTS	.60 | 50 CAL	

DRINKS

FOUNTAIN **20oz** 3.99 | 0-290 CAL **32oz** 4.49 | 0-450 CAL

BOTTLED DRINK 2.49 | 0-290 CAL

BOTTLED WATER 1.99 | 0 CAL

BUNDLES

SERVED WITH FRIES
WINGS INCLUDE CHOICE OF DIP AND CARROTS/CELERY

1. 6PC BONELESS WINGS 8.99 | 790-1050 CAL
2. 6PC TRADITIONAL WINGS 9.99 | 850-1030 CAL
3. 10PC BONELESS WINGS 11.49 | 1030-1380 CAL
4. 10PC TRADITIONAL WINGS 17.49 | 1100-1430 CAL
5. 20PC BONELESS WINGS 30.49 | 2060-2770 CAL
6. 20PC TRADITIONAL WINGS 33.49 | 2210-2770 CAL
7. 15/15 WING BUNDLE 38.49 | 2770-3750 CAL
8. 20/20 WING BUNDLE 43.99 | 3500-4740 CAL
9. 3 HAND-BREADED TENDERS 12.99 | 910-1270 CAL
10. CLASSIC CHICKEN SANDWICH 9.99 | 1040 CAL
11. ALL-AMERICAN CHEESEBURGER 13.49 | 1240 CAL

FOUNTAIN DRINKS FOR ONLY $1 WITH ANY BUNDLE

WINGS BY THE PIECE

Handspun in your favorite sauce or dry seasoning

BONELESS	OR TRADITIONAL
6 WINGS 11.49 | 360-630 CAL	6 WINGS 13.49 | 410-620 CAL
10 WINGS 15.99 | 610-960 CAL	10 WINGS 18.99 | 680-1010 CAL
15 WINGS 23.49 | 910-1440 CAL	15 WINGS 26.99 | 1020-1470 CAL
20 WINGS 30.49 | 1210-1920 CAL	20 WINGS 33.99 | 1370-2020 CAL
30 WINGS 44.99 | 1820-2880 CAL	30 WINGS 48.99 | 2050-2770 CAL

CAULIFLOWER WINGS

SMALL 14.99 | 520-880 CAL **LARGE** 25.49 | 1040-1750 CAL

WINGS SERVED WITH CHOICE OF:
celery (add 15-45 CAL) / carrots (add 50-150 CAL)
blue cheese dressing (add 280-850 CAL) / ranch dressing (add 320-950 CAL)
calories reflect one-four servings

HAND-BREADED TENDERS

3 TENDERS 10.49 | 490-850 CAL

5 TENDERS 12.99 | 820-1170 CAL

HAND-BREADED CHICKEN SANDWICHES

ADD ANY SAUCE TO YOUR CHICKEN SANDWICH

SAUCY CHICKEN SANDWICH 8.99 | 500-850 CAL

CLASSIC CHICKEN SANDWICH 8.99 | 620 CAL

BURGERS

ALL-AMERICAN CHEESEBURGER 12.99 | 820 CAL

ALL-AMERICAN BACON CHEESEBURGER 13.99 | 930 CAL

BBQ BACON BURGER 14.49 I 1090 CAL

2,000 calories a day is used for general nutrition advice, but calorie needs vary. Additional nutrition information available upon request. Some food products contain allergens. Some food products are prepared with beef shortening. Ask your server

EXHIBIT "I"

Form of Guaranty Agreement

(see attached)

GUARANTY AGREEMENT

THIS GUARANTY AGREEMENT ("Guaranty") is given as of the ____ day of _________, 2025, by MUNSON BUFFALO GO GROUP, a New Jersey limited liability company (the "Guarantor"), to and for the benefit of CROSSROADS PLAZA POWER LLC, and its successors and assigns (collectively, jointly and severally, "Landlord").

WHEREAS, Landlord and MUNSON OF HAINESPORT WINGS GO LLC ("Tenant") are parties to a certain lease ("Lease") dated on or about the date hereof; and

WHEREAS, as a condition to entering into the Lease, Landlord is requiring Guarantor to guaranty the payment and performance of all of the covenants, representations, obligations and liabilities of Tenant under the Lease.

NOW, THEREFORE, for and in consideration of the entering into the Lease by Landlord in accordance with the terms thereof, and the covenants of Guarantor herein contained, and intending to be legally bound hereby, Guarantor hereby covenants as follows:

1. Guarantor hereby irrevocably and unconditionally guarantees and becomes surety for the prompt and faithful payment and performance of all of the covenants, obligations and liabilities of Tenant, its successors and assigns, under the Lease, including, but not limited to, the payments of all installments of Rent (as defined in the Lease), all damages in the event of any Event of Default (as defined in the Lease) subject to any applicable cure period, and other sums due Landlord thereunder, and also for all representations of Tenant under the Lease. All of such obligations are incorporated herein. Notwithstanding anything to the contrary contained herein, so long as Tenant does not commit an Event of Default related to the payment of Rent more than one (1) time per Lease Year during the first four (4) Lease Years (as defined in the Lease) and as long as no Event of Default related to any matter other than the payment of Rent exists as of the expiration of the fourth (4th) Lease Year of the Term, then commencing on the first day of the fifth (5th) Lease Year of the Term, Guarantor's liability under this Guaranty shall be limited to an amount equal to one (1) month of Rent due under the Lease as of the date of any Event of Default by Tenant under the Lease, multiplied by twelve (12), plus any and all costs and expenses incurred by Landlord in connection with the enforcement of or collection under this Guaranty (including, but not limited to, reasonable attorneys' fees).

2. Guarantor expressly consents to any extension of time, leniency, amendment, modification, waiver, forbearance, or any changes which may be made in any terms and conditions of the Lease, and no such change, modification, extension, waiver or forbearance shall release Guarantor from any liability or obligation hereby incurred or assumed. Guarantor further expressly waives any notice of default in or under any of the terms of the Lease, as amended, and waives all setoffs and counterclaims; provided, however, that Guarantor shall be entitled to receive copies of any notices of default sent by Landlord to Tenant, if but only if the named Tenant shall have assigned its interest in the Lease to a person or entity not affiliated with Guarantor, and shall be given the same right concurrently to cure any default as that afforded Tenant under the Lease (excluding any defaults which, by their nature, are not susceptible of cure by Guarantor).

3. It is specifically understood and agreed that if an Event of Default by Tenant occurs under the Lease, Landlord shall be entitled to commence any action or proceeding against Guarantor, or otherwise exercise any available remedies at law or in equity to enforce the provisions of this Guaranty without first commencing any action or otherwise proceeding against Tenant or any other party, or otherwise exhausting all of its available remedies against Tenant.

4. In the event that any action is commenced by Landlord to enforce the provisions of this Guaranty, Landlord shall, if it prevails in such action, be entitled to recover from Guarantor the reasonable costs of such action including reasonable attorneys' fees.

5. No payment by Guarantor to Landlord during the term of this Guaranty shall entitle Guarantor, by subrogation or otherwise, to any payment from Tenant under or out of the property of Tenant, except after payment in full to Landlord of all amounts due and payable by Tenant to Landlord pursuant to the Lease.

6. The liability of the Guarantor shall not be deemed to be waived, released, discharged, impaired or affected by reason of the release or discharge of Tenant or any assignee in any condition, receivership, bankruptcy (including Chapter VII or Chapter XI bankruptcy proceedings or other reorganization proceedings under the Bankruptcy Code) or other insolvency proceeding, or the rejection or disaffirmation of Tenant or any assignee in any such insolvency proceeding, and shall continue with respect to all obligations which would have accrued under the Lease absent such rejection or disaffirmation of the Lease.

7. Guarantor acknowledges that it is financially interested in Tenant.

8. Following the termination of this Guaranty, Landlord will, at the request of Guarantor, execute such documents as Guarantor may reasonably request to acknowledge that this Guaranty is terminated and the Guarantor has no further liability or obligation hereunder.

9. Guarantor shall upon reasonable request by Landlord, execute, acknowledge and deliver to Landlord a statement to be relied upon by Landlord, lenders and potential purchasers certifying that this Guaranty is unmodified and in full force and effect (or that the same is in full force and effect as modified, listing any instruments or modifications). Guarantor's failure to comply with this Section, time being of the essence, shall be a default under this Guaranty and, in addition to any and all other remedies set forth herein, shall subject Guarantor to all of Landlord's proven actual and consequential damages resulting from Guarantor's failure to comply with same.

10. If incident to a refinancing, sale or potential sale of the Shopping Center (as defined in the Lease), or upon the request of any mortgagee, prospective mortgagee or prospective purchaser, Guarantor shall, at any time and from time to time within ten (10) days after written request from Landlord, any mortgagee, prospective mortgagee or prospective purchaser, furnish any such mortgagee, prospective mortgagee or prospective purchaser with (i) a complete financial statement of Guarantor, in a form reasonably acceptable to any such mortgagee, prospective mortgagee or prospective purchaser, and (ii) a true and complete copy of Guarantor's current tax returns. Such financial statement and tax returns shall cover the most recent quarterly and/or annual period as requested by Landlord or any such mortgagee, prospective mortgagee or

prospective purchaser. The failure of Guarantor to comply with the provisions of this Section, time being of the essence, shall be a default under this Guaranty. Notwithstanding the foregoing, Guarantor shall not be required to provide such financial statements if Guarantor's shares are traded on a nationally recognized public stock exchange and Guarantor's current and historical financial statements are publicly available.

11. This Guaranty shall inure to the benefit of Landlord, its heirs, personal representatives, successors and assigns and shall be binding upon the successors and assigns of the Guarantor.

12. This Guaranty shall be enforced in accordance with the laws of the State in which the Project is located without giving effect to the principles of conflict of laws.

13. This Guaranty shall be irrevocable and shall continue notwithstanding any assignment, sublease or other transfer of the Lease or the Premises (as defined in the Lease) or any interest therein.

14. If any term or provision, or any portion thereof, of this Guaranty, or the application thereof to any person or circumstances shall, to any extent, be invalid or unenforceable, the remainder of this Guaranty, or the application of such term or provision to the persons or circumstances other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Guaranty shall be valid and be enforced to the fullest extent permitted by law.

-SIGNATURE PAGE TO FOLLOW-

IN WITNESS WHEREOF, Guarantor has duly executed this Guaranty as of the day and year first above written.

MUNSON BUFFALO GO GROUP, a New Jersey limited liability company

Witness:__________________________

____
Jack Litman (May 2, 2025 16:41 EDT)

Address: 409 Joyce Kilmer Avenue
Suite 310
New Brunswick, NJ 08901

Tax ID No.: ______________

<u>EXHIBIT “J”</u>

<u>Form of Addendum to Lease</u>

(See attached)

Addendum to Lease

This Addendum to Lease ("Addendum"), dated _____________, 20___, is entered into between CROSSROADS PLAZA POWER LLC, a New Jersey limited liability company ("Landlord"), and MUNSON OF HAINESPORT WINGS GO LLC, a New Jersey limited liability company ("Tenant").

RECITALS

The parties have entered into a Retail Lease, dated _________, 20__, (the "Lease") pertaining to the premises located at Crossroads Plaza Shopping Center, located at 1520 Route 38, in Lumberton Township, Burlington County (the "Premises").

Landlord acknowledges that Tenant has agreed to operate a Buffalo Wild Wings Go at the Premises pursuant to Tenant's Franchise Agreement (the "Franchise Agreement") with Buffalo Wild Wings International, Inc. ("BWW") under the name "Buffalo Wild Wings Go" or other name designated by BWW (the "BWW Go").

The parties desire to supplement the Lease in accordance with the terms and conditions contained in this Addendum to provide BWW the opportunity to preserve the Premises as a BWW branded restaurant as provided herein.

AGREEMENT

Landlord and Tenant intending to be legally bound, hereby agree as follows:

1. Assignment by Tenant.

(a) Tenant does not have the right to sublease or assign the Lease to any third party without BWW's (and, to the extent required under the Lease and subject to the provisions of this Addendum, Landlord's) written approval. If Tenant executes an assignment agreement, as between Landlord and Tenant, the same shall be deemed conclusive evidence that BWW's has consented to such assignment.

(b) So long as Tenant is in not in default under the Lease beyond any applicable notice and cure periods (as they may be extended with respect to BWW pursuant to Section 3(a) below), Tenant has the right to assign all of its right, title and interest in the Lease to BWW or a BWW operating entity that operates a majority of the brands corporate operations (hereinafter, collectively referred to as "BWW") during the term of the Lease in accordance with the terms of this Addendum without first obtaining Landlord's consent. BWW will be responsible only for the Lease obligations and liabilities incurred after the effective date of the assignment and only until such time as the Lease is further assigned pursuant to Section 2(c) of this Addendum.

(c) If BWW elects to assume the Lease, under this Section 2 or unilaterally assumes the Lease as provided for in Section 3(a) or 4, Landlord and Tenant agree that (i) Tenant will remain liable for the responsibilities and obligations, including amounts owed to Landlord, prior to the date of assignment and assumption, and (ii) BWW will have the right to assign or sublease the Premises to another franchisee with Landlord's prior reasonable approval (not to be unreasonably withheld, conditioned or delayed), provided in accordance with the

terms of this Addendum, the franchisee meets BWW's then current standards and requirements for franchisees and agrees to operate the Restaurant as a BWW-GO Restaurant pursuant to a Franchise Agreement with BWW. Upon consummation of an assignment and assumption to any such franchisee in accordance with the terms of this Addendum and pursuant to which the assignee agrees to assume the Lease and to observe the terms, conditions and agreements on the part of Tenant to be performed under the Lease, BWW shall thereupon be released from all liability as tenant under the Lease from and after the date of assignment, without any need of a written acknowledgment of such release by Landlord.

2. Default and Notice.

(a) Landlord shall send BWW copies of all written notices of default it gives to Tenant concurrently with or shortly after giving such written notices to Tenant. If Tenant fails to cure any defaults within the period specified in the Lease, Landlord shall promptly give BWW written notice thereof, specifying the defaults Tenant failed to cure. BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume all of Tenant's obligations under the Lease in the event of such a default by Tenant that remains uncured; provided, however, as a condition of such assumption: (i) BWW notifies Landlord in writing of such assumption of all of Tenant's obligations under the Lease; and (ii) cures any then-existing defaults by Tenant under the Lease. BWW shall have 15 days from the date BWW receives such notice to exercise, by written notice to Landlord and Tenant, its right for BWW to assume all of Tenant's obligations under the Lease, subject to the satisfaction of the conditions set forth herein. BWW shall have an additional 15 days from the expiration of Tenant's cure period as set forth in the Lease in which to cure the default or violation, but in any event prior to the effective date of BWW's assumption of Tenant's obligations under the Lease.

(b) All notices to BWW must be sent by registered or certified mail, postage prepaid, to the following address:

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328
Attention: General Counsel

(c) BWW may change its address for receiving notices by giving Landlord written notice of the new address. Landlord agrees that it will notify both Tenant and BWW of any change in Landlord's mailing address to which notices should be sent.

3. Termination, Non-Renewal, Expiration.

(a) If the Franchise Agreement is terminated for any reason during the term of the Lease or any extension thereof, BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume all of Tenant's obligations under the Lease by giving Landlord written notice thereof; provided, however, as a condition to such assumption of Tenant's obligations under the Lease, BWW shall cure any and all then-existing defaults by Tenant under the Lease.

(b) Intentionally Deleted.

4. Access to Premises Following Expiration or Termination of Lease. Upon the expiration or termination of the Lease, Landlord will cooperate with and permit BWW to enter the Premises, without being guilty of trespass and without incurring any liability to Landlord, except for any damages caused by BWW's entry into the Premises and/or removal of any of the property described herein, to remove all signs, awnings, and all other items identifying the Premises as Buffalo Wild Wings Go and to make such other modifications (such as repainting) as are reasonably necessary to protect the Buffalo Wild Wings and/or Buffalo Wild Wings Go marks and system; provided, however, in no event shall BWW have the right to make any changes affecting the exterior, structure, or any systems serving the Premises without Landlord's prior, written consent, and all such modifications to be performed by BWW shall otherwise be governed by and subject to the terms and conditions set forth in Section 5(b).

5. Additional Provisions.

(a) Landlord hereby acknowledges that the provisions of this Addendum are required pursuant to the Franchise Agreement under which Tenant plans to operate its business and the Tenant would not lease the Premises without this Addendum.

(b) Landlord further acknowledges that Tenant is not an agent or employee of BWW and the Tenant has no authority or power to act for, or to create any liability on behalf of, or to in any way bind BWW or any affiliate of BWW, and that Landlord has entered into this Addendum with full understanding that it creates no duties, obligations or liabilities of or against BWW or any affiliate of BWW, unless and until the Lease is assigned to, and accepted in writing by, BWW or BWW exercises in writing its unilateral right to assume all of Tenant's obligations under this Lease.

(c) Intentionally deleted.

6. Modification. No amendment or variation of the terms of this Addendum is valid unless made in writing and signed by Landlord, Tenant and agreed to in writing by BWW.

7. Reaffirmation of Lease. Except as amended or modified in this Addendum, all of the terms, conditions and covenants of the Lease remain in full force and effect and are incorporated by reference and made a part of this Addendum as though copied herein in full. In the event of any conflict between the terms of this Addendum and those in the Lease, the terms of this Addendum shall control.

8. Beneficiary. Each of the parties hereto acknowledge and agree that BWW is intended to be a third-party beneficiary to this Addendum and shall be entitled to rely upon and directly enforce the provisions of the Addendum. Notwithstanding the forgoing: (i) if BWW enforces its rights under the Addendum, Landlord shall automatically be able to enforce any and all the rights of Landlord under the Addendum against BWW; and (ii) as a condition to BWW's entry into the Premises, BWW shall expressly and in writing acknowledge and agree to the terms of Section 4 of this Addendum.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the dates written below.

TENANT:
MUNSON OF HAINESPORT WINGS GO LLC, a New Jersey limited liability company

Jack Litman (May 2, 2025 16:41 EDT)
By: Jack Litman
Its: Member

LANDLORD:
CROSSROADS PLAZA POWER LLC, a New Jersey limited liability company

By: Ron Stern
Its: CEO

Lease (final execution version)

Final Audit Report 2025-05-02

Created:	2025-04-30
By:	Samantha O'Neill (srahn@parisackerman.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA5SU9nIi3epWzhgT6Yd-R3IeKAok5tmjd

"Lease (final execution version)" History

Document created by Samantha O'Neill (srahn@parisackerman.com)
2025-04-30 - 4:09:17 PM GMT

Document emailed to jlitman@munsonrestaurants.com for signature
2025-04-30 - 4:09:25 PM GMT

Email viewed by jlitman@munsonrestaurants.com
2025-04-30 - 6:34:21 PM GMT

Email viewed by jlitman@munsonrestaurants.com
2025-05-02 - 8:40:44 PM GMT

Signer jlitman@munsonrestaurants.com entered name at signing as Jack Litman
2025-05-02 - 8:41:47 PM GMT

Document e-signed by Jack Litman (jlitman@munsonrestaurants.com)
Signature Date: 2025-05-02 - 8:41:49 PM GMT - Time Source: server

Agreement completed.
2025-05-02 - 8:41:49 PM GMT

RETAIL LEASE

Hazlet Town Center - Approximately 7,558 square feet
Demised Premises

OASG HAZLET, LLC
Landlord

MUNSON OF HAZLET WINGS LLC
Tenant

Date of Lease: January 24, 2025

RETAIL LEASE

THIS RETAIL LEASE ("Lease") is made this 24th day of January, 2025, between **OASG HAZLET, LLC**, a Delaware limited liability company, with an address at c/o Onyx Equities, LLC, 900 route 9 North, Suite 400, Woodbridge, NJ 07095 (**"Landlord"**), and **MUNSON OF HAZLET WINGS LLC**, a New Jersey limited liability company, with an address at 409 Joyce Kilmer Ave., Suite 310, New Brunswick, NJ 08901 (**"Tenant"**).

Background

Landlord is the owner of the shopping center known or to be known as Hazlet Town Center located at 3010 Route 35 in Hazlet, Monmouth County, New Jersey, as more particularly described and depicted on **Exhibit "A" – Part 1** attached hereto (the "**Site Plan**") and made a part hereof and described on **Exhibit "B"** attached hereto and made a part hereof (the **"Shopping Center"**).

Landlord wishes to lease to Tenant, and Tenant wishes to lease from Landlord, a portion of the Shopping Center upon the terms and conditions as herein set forth.

FUNDAMENTAL LEASE PROVISIONS

(a) **"Term"**: Commencing on the Commencement Date and ending on the last day of the month in which the tenth (10th) anniversary of the Rent Commencement Date occurs (the **"Expiration Date"**). The term "Lease Year" shall mean each consecutive period of twelve (12) months during the Term, with the first Lease Year commencing on the Rent Commencement Date and ending on the last day of the month in which the one (1) year anniversary of the Rent Commencement Date occurs, provided that if the Rent Commencement Date is the first day of the month, the first Lease Year shall commence on the Rent Commencement Date and expire on the date immediately preceding the first anniversary of the Rent Commencement Date.

So long as Tenant is not in default under the terms of this Lease beyond the expiration of any applicable notice and cure period, and Tenant is open and operating in the Demised Premises, subject to Permitted Closures (defined below), Tenant shall have the option to extend the Term for four (4) separate, consecutive extension periods (each an **"Extension Period"**) of five (5) years on the same terms and conditions herein, except that Annual Base Rent in the Extension Periods shall be as specified in Paragraph (i) of these Fundamental Lease Provisions. Tenant may exercise an option to extend by giving written notice to Landlord not less than one hundred eighty (180) days prior to the Expiration Date (or the then current Extension Period), time being of the essence, failing which, Tenant shall be deemed to have waived such right to extend. If Tenant timely elects to extend the Term, the "Expiration Date" shall be extended to the end of the then current Extension Period, and the "Term" shall include any properly exercised Extension Period(s).

(b) **"Demised Premises"** or **"Premises"**: approximately seven thousand five hundred fifty eight (7,558) square feet of space (**"Tenant's GLA"**) known as Unit 23 in the Shopping Center, which Demised Premises is shown outlined on the Site Plan attached hereto as **Exhibit "A" – Part 1**.

(c) **"Landlord's GLA"**: the square footage of the tenant buildings constructed from time to time in the Shopping Center, excluding therefrom, however, those portions of the Shopping Center as depicted on **Exhibit A – Part 3** attached hereto (collectively, the "**Excluded Parcels**").

(d) **"Tenant's Proportionate Share"**: Tenant's GLA divided by Landlord's GLA.

(e) **"Commencement Date"**: the date that Landlord delivers the Demised Premises to Tenant with Landlord's Work (as hereinafter defined) substantially complete. Notwithstanding anything to the contrary contained herein, Landlord shall cause the Commencement Date to occur no later than fifteen (15) days after the earliest to occur of the: (1) the date Tenant obtains the Liquor License (as hereinafter defined) pursuant to **Section 47**, (2) the date Tenant provides Landlord with written notice of its election to waive the Liquor License contingency and its termination right pursuant to **Section 47**, or (3) the expiration of the Liquor License Procurement Period (as hereinafter defined) and Tenant's acknowledgement in writing that Tenant shall have no right to terminate this Lease pursuant to **Section 47** (the "**Outside Commencement Date**"). In the event that the Commencement Date shall not occur by the Outside Commencement Date, then Tenant shall be entitled to one (1) day of free Rent (as hereinafter defined) for each day elapsing between the Outside Commencement Date and the Commencement Date, and such free Rent shall be applicable to the period commencing upon the Rent Commencement Date (as hereinafter defined). Notwithstanding the fact that the Term of this Lease shall commence on the Commencement Date, both Landlord and Tenant agree that all the provisions of this Lease, except for those relating to the payment of Annual Base Rent, the CAM Payment, and the Tax Payment (as such terms are hereinafter defined), shall be in full force and effect commencing on the date hereof.

(f) **"Notice Addresses"**:

Landlord: OASG Hazlet, LLC
c/o Onyx Equities, LLC
900 Route 9 North, Suite 400
Woodbridge, NJ 07095

Tenant: Munson of Hazlet Wings LLC
409 Joyce Kilmer Ave., Suite 310
New Brunswick, NJ 08901
Attn: Jack Litman

With a copy to:

Paris Ackerman, LLP
120 Eagle Rock Avenue, Suite 315
East Hanover, NJ 07936
Attention: David S. Paris, Esquire

With a courtesy copy of default notices to:

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328
Attention: General Counsel

(g) **"Permitted Use"**: The Premises shall be used for the operation of a restaurant and/or bar with a liquor license and incidental and related uses, and/or any other general retail use not in violation of any of the exclusives granted to other tenants or other restrictions set forth on **Exhibit "E"** attached hereto. Except as shown on the title search provided to Tenant, and as set forth on **Exhibit "E"** attached hereto, Landlord represents that to the best of Landlord's actual knowledge, there are no restrictions, covenants, easements or other encumbrances on the Shopping Center or Premises, including without limitation, restrictions on the sale of alcohol and other tenant exclusive use rights.

(h) **"Trade Name"**: Buffalo Wild Wings

(i) **"Annual Base Rent"**:

Lease Year	Annual Amount	Monthly Installment
1-5*	$249,999.96	$20,833.33
6-10	$275,000.04	$22,916.67
First Extension Period (if any)		
11-15	$302,499.96	$25,208.33
Second Extension Period (if any)		
16-20	$332,750.04	$27,729.17
Third Extension Period (if any)		
21-25	$366,024.99	$30,502.08
Fourth Extension Period (if any)		
26-30	$402,627.48	$33,552.29

*Notwithstanding anything to the contrary contained herein, provided that Tenant is not in default of this Lease beyond the expiration of any applicable notice and cure period, Tenant shall have no obligation to pay Annual Base Rent, the CAM Payment or the Tax Payment (but shall be liable for all other Additional Rent (as hereinafter defined) due hereunder) for the period commencing upon the Commencement Date to the date which is the earlier to occur of (1)

the date upon which Tenant opens for business in the Premises to the general public, and (2) three hundred fifteen (315) days after the mutual execution and delivery of this Lease and delivery of possession of the Premises to Tenant with Landlord's Work completed (the **"Rent Commencement Date"**).

(j) **"Percentage Rent"**: None.

(k) **"Broker"**: CBRE, Inc. and Pierson Commercial.

(l) **"Security Deposit"**: $20,833.33

(m) **"Guarantor"**: The Munson Buffalo Restaurant Group, a New Jersey limited liability company.

NOW, THEREFORE, in consideration of the covenants and conditions set forth herein, the parties, intending to be legally bound, hereby agree as follows:

1. **Lease and Description of Demised Premises**. The Landlord hereby leases to Tenant, and Tenant hereby leases from Landlord, the Demised Premises, for the Term and subject to the covenants and conditions set forth herein and all matters of record, including without limitation, that certain Declaration of Easements, Covenants, Conditions and Restrictions dated as of November 27, 2023 (the **"Declaration"**). The Premises shall be subject to, and Landlord reserves to the use of Landlord and all affected tenants and occupants of the Shopping Center, and to all utility suppliers, a right of way and easement through and within all exterior walls, party walls, ceilings (above the level of the lower face of the finished drop-ceiling), and other areas outside of the area of space enclosed by the interior surfaces of the walls, ceiling and floor slab enclosing the Premises (but also including interior columns, pipes, chases, conduits), for the installation, operation, use, maintenance, repair and replacement of ducts, pipes, conduits, wires and other facilities, devices and equipment providing utility services to, and for the structural support of, other portions of the Shopping Center. Tenant's GLA shall be measured from the outside face of exterior walls and the centerline of demising walls, without deduction for columns, shafts, mechanical rooms, stairs or interior construction equipment.

2. **Term of Lease and Renewal Options**. The term of this Lease shall be for the Term set forth in Paragraph (a) of the Fundamental Lease Provisions, commencing on the Commencement Date and expiring on the Expiration Date, unless sooner terminated or extended in accordance with the terms hereof. Upon request of Landlord, Landlord and Tenant shall execute any commercially reasonable agreement setting forth the Commencement Date and Expiration Date, and the commencement and expiration of the Extension Period if properly exercised.

3. **Landlord's Work**. Landlord shall perform all of the work required to be performed by Landlord for and in the Demised Premises pursuant to the terms and conditions of **Exhibit "C"** (herein called **"Landlord's Work"**). Landlord covenants that, as of the Commencement Date, the building on the Demised Premises shall be structurally sound that all structural parts thereto, including, without limitation, the foundation, exterior walls and

storefront system (but excluding the roof for which Landlord is providing to Tenant the Roof Allowance (as defined below)), are in good condition, to the best of Landlord's actual knowledge. With the exception only of Landlord's Work, Landlord shall have no obligation to construct any buildings, improvements or alterations, or to extend or provide any services (including without limitation utility services) on or to the Demised Premises or to or for the benefit of Tenant, or to make any repairs or replacements to the Demised Premises; and Landlord makes no warranty concerning the Demised Premises or Landlord's Work, including without limitation any warranties of merchantability, habitability, fitness or any other condition thereof for any particular purpose, except as otherwise specifically provided in this Lease. Landlord agrees to promptly attend to any items of Landlord's Work which are incomplete or require correction and are set forth on a punch-list delivered to Landlord within thirty (30) days after Tenant's receipt of possession of Demised Premises; it being understood and agreed that if any such punch-list item materially interferes with the commencement of Tenant's Work or delays the completion of Tenant's Work, the Commencement Date shall be extended by one (1) day for each day Tenant's Work is delayed. Landlord covenants that on the Commencement Date, to the extent part of Landlord's Work, the Shopping Center and Demised Premises shall be in compliance with all laws, rules, codes and ordinances in all material respects including but not limited to, building electrical, plumbing, fire/life safety, accessibility and ADA regulations. Subject to Force Majeure, if Landlord's Work is not completed in accordance with **Exhibit "C"** within one hundred twenty (120) days of the satisfaction of the Liquor License Contingency, and if Landlord fails to correct or complete the same (or commence and diligently pursue completion) within ten (10) business days after written notice from Tenant of such noncompliance, Tenant shall have the option to complete Landlord's Work and offset the costs, plus an additional ten percent (10%) for Tenant's administrative fee, incurred against Rent due to Landlord. Except as otherwise specifically provided in this Lease, Landlord shall not be liable in any manner to Tenant for damages or any other claim resulting from failure to deliver the Demised Premises or for any delay in commencing or completing Landlord's Work or any other work Landlord is to perform or is authorized by Tenant to perform under this Lease with respect to the Demised Premises or any other part of the Shopping Center, and Tenant hereby waives all such liability. By accepting possession of the Premises, and except for (i) any unperformed punch-list items previously accepted by the Landlord in writing and (ii) Landlord's other express obligations under this Lease, Tenant shall be deemed to have acknowledged that all work required to be performed in connection with the Premises and any and all obligations to be performed by Landlord on or before, or as conditions to, the opening of the Premises have been fully performed. Upon Tenant's opening of the Premises to the public for business, Landlord will deliver to Tenant a certificate hereinafter referred to as the "Commencement Certificate" in the form attached hereto as **Exhibit "D"**. Tenant shall return such Commencement Certificate with comments or as fully executed to Landlord within thirty (30) days after receipt of such Commencement Certificate from Landlord. In the event that Tenant shall fail to so deliver the Commencement Certificate to Landlord or otherwise identify in writing any inaccuracies in the Commencement Certificate within such thirty (30) day period, and such failure continues for a period of ten (10) days following notice from Landlord, then the Commencement Certificate shall be deemed accepted upon the expiration of such thirty (30) day period.

4. **<u>Tenant's Work; Alterations and Improvements</u>**.

(a) <u>Tenant's Work</u>. Upon (i) substantial completion of Landlord's Work, (ii) the Liquor License Contingency being waived or satisfied, and (iii) receipt of all necessary permits, Tenant shall, at its sole cost and expense, commence and diligently work to remodel the interior of the Premises in accordance with plans and specifications approved by Landlord and in accordance with all applicable laws and regulations, using new and quality materials and equipment (the **"Tenant's Work"**). Within forty-five (45) days after the date the Liquor License Contingency is waived or satisfied, Tenant shall, at Tenant's sole cost and expense, cause detailed construction and working drawings of the work included in Tenant's Work to be prepared by a licensed architect reasonably satisfactory to Landlord, and shall submit such drawings and related specifications to Landlord, for Landlord's written approval, which shall not be unreasonably withheld, conditioned or delayed, provided that Landlord shall not withhold its consent to any interior improvements if the same are in compliance with **<u>Exhibit "A" – Part 2</u>** attached hereto. Landlord hereby approves GRA Design Studio as Tenant's architect. Within ten (10) business days after the submission thereof, Landlord shall notify Tenant of Landlord's approval or disapproval thereof, as the case may be, and the reasons why, if any, such drawings and specifications are not approved. The drawings and specifications finally approved by Landlord and Tenant are herein collectively called the **"Approved Final Plans"**. Thereafter, no material change shall be made to the Approved Final Plans or in the construction derived therefrom without first obtaining written approval of Tenant and Landlord, which approval shall not be unreasonably withheld, conditioned or delayed. If Landlord disapproves the plans submitted by Tenant pursuant to the foregoing procedure, Tenant shall submit for approval, which shall not be unreasonably withheld, conditioned or delayed, such further plans and elevations (if applicable) containing the revisions reasonably required or legally required, as the case may be, to obtain approval for plans constituting the Approved Final Plans. Tenant shall file the requisite application for permits necessary to perform Tenant's Work (**"Tenant's Permits"**) within ten (10) business days of the date Landlord and Tenant have agreed on the Approved Final Plans. Tenant shall be responsible for obtaining all of Tenant's Permits. As part of Tenant's Work, Tenant shall be responsible for obtaining any certificate of occupancy or other permit required for Tenant to lawfully use or occupy the Premises. Notwithstanding anything to the contrary contained herein or in any Approved Final Plans, Tenant agrees that under no circumstances shall Tenant construct in, or modify, alter or otherwise improve in any way, that certain portion of the Shopping Center designated as the "No Build Zone" on the Site Plan attached hereto as **Exhibit "A" – Part 1**. In consideration of Tenant performing Tenant's Work and the Roof Work (as defined below), provided that Tenant is not in default of this Lease beyond the expiration of any applicable notice and cure period, Landlord agrees to give Tenant an allowance toward the hard costs of (i) Tenant's Work in an amount equal to the lesser of (A) the actual hard costs incurred by Tenant to complete Tenant's Work or (B) Two Hundred Sixty-five Thousand and 00/100 Dollars ($265,000.00) (the "**Construction Allowance**"), which Construction Allowance may not be used for furniture, fixtures or equipment and (ii) any repairs or replacements made by Tenant to the roof of the Building necessary to put the roof in good working, watertight condition prior to the Rent Commencement Date (collectively, the **"Roof Work"**) in an amount equal to the lesser of (A) the actual hard costs incurred by Tenant to complete the Roof Work or (B) One Hundred Thousand and 00/100 Dollars ($100,000.00) (the **"Roof Allowance"**, and the Roof Allowance together with the Construction Allowance hereinafter referred to collectively, as the **"Allowance"**). The Allowance shall be paid to Tenant

within thirty (30) days after Landlord's receipt of: (i) a copy of the permanent Certificate of Occupancy for the Premises, (ii) a valid and enforceable waiver of lien in form and substance reasonably satisfactory to Landlord, executed by Tenant and each of its contractors, suppliers and materialmen, for all work, labor, services or material performed or furnished by, through or under such contractors, suppliers or materialmen for Tenant in respect of the Premises in excess of $20,000.00, including such waiving party's sworn affidavit that all contractors, suppliers or materialmen of such waiving party having paid in full, (iii) an as-built floor plan for the Premises in PDF and CAD format, documentary evidence reasonably acceptable to Landlord showing the hard costs incurred by Tenant for Tenant's Work and the Roof Work. If, within thirty (30) days after Landlord's receipt of such documentation, Landlord does not pay to Tenant the amount of the Allowance due Tenant, then thereafter, Tenant may offset the Allowance plus interest at the Default Rate against future payments of Rent due under this Lease until Tenant has been reimbursed for the Allowance in full.

(b) Alterations. Tenant shall not make any alteration of or addition to the Demised Premises without the prior written approval of Landlord, which approval shall not be unreasonably withheld, delayed or conditioned, except for interior, nonstructural alterations of a decorative nature that do not exceed more than $200,000 in the aggregate. Tenant shall be permitted (at its sole cost and expense) to make changes to the exterior of the Demised Premises in order to give Tenant its own separate identity. Such changes will be submitted to the Landlord for approval, which approval shall not be unreasonably withheld, delayed or conditioned. All alterations performed in the Demised Premises by Tenant, whether or not requiring Landlord's consent, shall be performed: (i) at Tenant's sole cost and expense, (ii) by contractors and subcontractors meeting the insurance requirements of this Lease and (iii) in a good and workmanlike manner and in accordance with all applicable laws and ordinances. For any alterations requiring Landlord's consent, Tenant shall first submit to Landlord, for Landlord's approval, which approval shall not be unreasonably withheld, delayed or conditioned, detailed drawings, plans and specifications depicting such work. Tenant may not commence any such work unless Landlord has approved the plans therefor. All alterations to the Demised Premises by Tenant shall be the property of Tenant until the expiration or earlier termination of this Lease. Upon the expiration or earlier termination of this Lease, all such alterations shall remain at the Demised Premises and become the property of Landlord without payment by Landlord therefor. Notwithstanding the foregoing, Landlord, at Landlord's option, shall have the right to require that any or all specialty or extraordinary alterations be removed upon the expiration or earlier termination of the Lease by providing written notice thereof to Tenant at the time Landlord approves Tenant's plans, in which event Tenant, at Tenant's sole cost and expense, shall remove such specialty or extraordinary alterations and repair any resulting damage.

(c) Signs. Tenant shall have the right, at its sole cost and expense, to erect its prototypical building signage on and above all exterior sides of the Demised Premises, in accordance with applicable law, so long as Tenant obtains all permits and approvals therefor and all signs are pre-approved by Landlord. Such building signage shall be subject to Landlord's prior written approval which shall not be unreasonably withheld, conditioned or delayed. Tenant shall not use any advertising or other media reasonably objectionable to Landlord and/or local codes governing same, such as loudspeakers, phonographs, or radio broadcasts that can be heard outside the Premises. Tenant may use its own professionally designated monthly advertising posters, non-illuminated signs or such signage required by Tenant's franchisor in the interior of

the Premises, including windows, without Landlord's prior approval. Further, Tenant shall be permitted to utilize "Grand Opening", "Now Hiring", "Coming Soon", and/or "Now Open" signs and adversails around the Premises commencing on the date of full execution and delivery of this Lease and ending sixty (60) days after Tenant opens the Premises for business, and, throughout the Term of this Lease, professionally prepared banners, all subject to compliance with applicable laws.

Additionally, Tenant shall have the right, at Tenant's sole cost and expense, to install Tenant's signage on the existing dedicated pylon located outside of the Premises, which location is depicted on the Site Plan attached hereto as **Exhibit "A" – Part 1** as "Tenant's Dedicated Pylon Sign" and as shown in the location of the existing Friday's sign on **Exhibit "A" – Part 4**. Tenant shall be responsible for the fabrication of such panels, the design and size of which shall be reasonably acceptable to Landlord. Landlord's costs to repair, replace, light and otherwise operate the pylon sign shall be included in the CAM Costs (as hereinafter defined) as provided in Section 5 below. Landlord shall have the right, at Landlord's sole cost and expense, to relocate the pylon sign to an alternative location within the Shopping Center.

(d) Satellite Dish. Tenant may install, operate and maintain, for its sole use, up to six (6) satellite dishes or antennas, and all necessary or related equipment (including, without limitation, LAN room mechanical equipment units) (collectively, the "**Dish**") on the roof of the Premises, subject to the following terms, conditions and limitations: (i) the Dish shall be placed in such location on the roof as is reasonably designated by Landlord; (ii) the specifications for the Dish and the plans for the installation thereof shall be subject to Landlord's prior written consent (not to be unreasonably withheld, delayed or conditioned); (iii) Tenant shall be solely responsible for all costs and expenses incurred for the permitting, purchase, installation, operation, maintenance, repair, replacement and removal of the Dish and related equipment, including but not limited to any electricity used by the Dish; (iv) Tenant shall obtain and maintain in full force and effect any approval required by any regulatory body having authority over the installation or operation of the Dish, and shall deliver evidence of same to Landlord; (v) Tenant's installation or operation of the Dish shall not interfere with the operation of any other transmission or receiving device at the Shopping Center, nor void any then-existing roof warranty; (vi) Tenant shall indemnify, defend, and hold harmless Landlord and Landlord's employees and agents from and against all third party claims, demands, liabilities, causes of action, suits, judgments, damages and expenses (including litigation costs and reasonable attorneys' fees) suffered by or claimed against them, directly or indirectly, based on or arising out of, or in any way relating to, directly or indirectly, in whole or in part, the presence of the Dish at the Shopping Center; (vii) Tenant shall be permitted to access the roof in order to service the Dish, without prior notice to Landlord; (viii) the Dish shall be screened from public view; and (ix) upon the expiration or earlier termination of this Lease Tenant shall, at Landlord's option, remove the Dish, repair all damage caused thereby, and restore the affected portions of the roof to the condition existing immediately prior to the installation thereof, reasonable wear and tear and effects of casualty and condemnation excepted. Tenant shall not be obligated to pay to Landlord any rent, license or use fees with respect to Tenant's occupancy of the roof space for the Dish. Landlord agrees that, at no cost to Landlord, it shall cooperate with Tenant in Tenant's pursuit of any approvals, licenses, or permits associated with the Dish, which cooperation shall include executing any reasonably necessary owner's consent forms.

(e) Mechanic's Lien. Tenant agrees not to suffer or permit any mechanic's lien to be filed against the Demised Premises or any other portion of the Shopping Center by reason of any work, labor, services or materials performed at or furnished to the Demised Premises for Tenant, or for anyone holding the Demised Premises through or under Tenant. If any such mechanic's lien shall at any time be filed, Tenant shall promptly cause the same to be discharged of record by payment, bond, order of a court of competent jurisdiction, or otherwise, but Tenant shall have the right to contest any and all such liens, provided security satisfactory to Landlord is deposited with Landlord. If Tenant shall fail to cause such lien to be discharged within thirty (30) days after being notified of the filing thereof, then, in addition to any other right or remedy of Landlord, Landlord may, but shall not be obligated to, discharge the same by paying the amount claimed to be due or by bonding or other proceeding deemed appropriate by Landlord, and the amount so paid by Landlord and/or all costs and expenses, including reasonable attorneys' fees and court costs, incurred by Landlord in procuring the discharge of such lien, shall be deemed to be Additional Rent and, together with interest thereon at the Default Rate, shall be due and payable by Tenant to Landlord on the first day of the next following month. Nothing in this Lease contained shall be construed as a consent on the part of Landlord to subject Landlord's estate in the Demised Premises to any lien or liability. Upon completion of any work in the Premises, Tenant shall procure final and unconditional release of liens from all materialmen and contractors performing any work or rendering any services in excess of $20,000.00 with respect to the improvement or alterations of the Demised Premises.

5. **Rent**.

(a) Annual Base Rent. Tenant shall pay to Landlord during the Term Annual Base Rent in the amounts set forth in Paragraph (i) of the Fundamental Lease Provisions, payable in equal monthly installments in advance, without notice, demand, counterclaim or set-off, except as otherwise specifically provided in this Lease. Annual Base Rent shall be payable on the first day of each month of the Term, commencing on the Rent Commencement Date. The first monthly installment of Annual Base Rent shall be due upon the execution hereof. If the Rent Commencement Date shall be other than the first day of a month, the Annual Base Rent shall be apportioned for such month based on the number of days in such month, and any excess payment on the date of execution of this Lease shall be credited against the next monthly installment falling due.

(b) Common Area Maintenance Costs. In addition to Annual Base Rent, Tenant shall pay to the Landlord in each year, as additional rent, an amount equal to Tenant's Proportionate Share multiplied by the annual total cost incurred by the Landlord in operating, maintaining, repairing and replacing the Common Areas, as defined in **Section 7(b)** below (the **"CAM Costs"**) (such annual amount is hereinafter referred to as the **"CAM Payment"**). The CAM Costs shall include, without limitation: all actual costs and expenses of every kind and nature paid or incurred by Landlord during the Term in operating, managing, equipping, policing (if and to the extent provided by Landlord) protecting, repairing, replacing, maintaining, and insuring the Shopping Center and the Common Areas, including, without limitation, the driveways (and any traffic signals and traffic controls that Landlord is obligated to maintain or contribute towards the costs of maintenance); the cost of premiums for bodily injury, public liability and property damage insurance; water supply charges; repairs, restriping, patching, paving and repaving the parking area, service area, planted areas and other Common Areas,

parking lot lights and signs, and appurtenant structures, supply pipes for utilities, drainage pipes, and access roads in good working order, repair and condition; the costs of keeping the parking area, service area and access roads clean and free and clear of snow, ice and debris, clearly striped and properly lighted; capital expenditures and equipment rentals relating to the Common Areas, except as specifically provided below; utility services for the Common Areas; and an amount equal to fifteen percent (15%) of all of the foregoing costs to cover Landlord's administrative and overhead costs. CAM Costs shall include all costs and expenses incurred by Landlord under any easements or other agreements affecting title to the Shopping Center, including without limitation, the Declaration. CAM Costs shall not include: (1) debt service under any mortgage of the Shopping Center; (2) rental payments under any ground or underlying lease of the Shopping Center; (3) Taxes; (4) capital expenditures unless (x) such capital expenditures are resulting from Landlord's requirement to comply with then applicable laws, ordinances, rules, regulations and codes of any governmental or quasi-governmental authority or (y) such capital expenditures results in cost savings to the CAM Costs; and in either such event except to the extent such item is amortized over its useful life as determined in accordance with generally accepted accounting principles (but in no event less than 10 years) and then only the amortized portion shall be included, and further provided no legal fees or third party professional fees related to the capital expenditure shall be included in CAM Costs; (5) costs for which Landlord is reimbursed by its insurance carrier or any tenant's insurance carrier (but not excluding any reasonable deductibles not to exceed $25,000.00); (6) depreciation and amortization; (7) costs or expenses resulting from the violation of this Lease by Landlord, costs of repairing or correcting defects, latent or otherwise, in the Premises or Shopping Center; (8) costs associated with the operation of the business of the ownership or entity which constitutes Landlord or of which Landlord is a subsidiary, parent or partner, as distinguished from the costs of Shopping Center operations; (9) costs incurred to remove any hazardous materials from the Shopping Center (provided this clause shall not alter Landlord's and Tenant's responsibilities set forth elsewhere in the Lease); (10) brokerage commissions and advertising expenses or any other costs incurred by Landlord in procuring new tenants; and (11) any item which is duplicative of an amount which Tenant would otherwise pay pursuant to any other provision of this Lease. Tenant shall pay the CAM Payment in equal monthly installments with each installment of Annual Base Rent in an amount equal to 1/12 of Landlord's good faith estimate of the CAM Payment for the current year. Within one hundred eighty (180) days after the end of each year, Landlord shall deliver a statement to Tenant setting forth the actual CAM Costs for the previous year and the actual CAM Payment due from Tenant. If Tenant has overpaid the CAM Payment for such year, Tenant shall receive a credit against the next Rent payments falling due, and if Tenant has underpaid the CAM Payment, Tenant shall pay any amounts due within ten (10) days after receipt of Landlord's statement. If any tenant of any part of the Shopping Center, in lieu of paying a share of the CAM Costs shall undertake to maintain any designated part of the Common Areas of the Shopping Center, the leasable area of such tenant's leased premises shall not be included in the denominator of Tenant's Proportionate Share for the applicable purposes of this Section. Landlord represents that the total of Tenant's Proportionate Share of CAM and Taxes for calendar year 2024 is $6.45 per square foot. Notwithstanding anything contained herein to the contrary, throughout the term of the Lease, Tenant’s Share of "Controllable CAM" (which for purposes of this Lease means landscaping, outdoor cleaning, parking lot maintenance and payroll only and, for avoidance of doubt, does not include snow and ice removal) shall not

exceed the previous calendar year's Controllable CAM by more than four percent (4%), calculated on a non-cumulative basis.

(c) Taxes. Landlord shall pay all real property taxes and special assessments, whether foreseen or unforeseen, special or extraordinary (collectively **"Taxes"**) assessed or imposed upon the Demised Premises, the Shopping Center and the land on which the Shopping Center is located; provided however, that Tenant shall pay, as Additional Rent, an amount equal to Tenant's Proportionate Share, multiplied by the Taxes for the current year (the **"Tax Payment"**). If any tenant's or occupant's premises in the Shopping Center are separately assessed for Taxes, Landlord may reduce the denominator of the fraction in determining Tenant's Proportionate Share of Taxes by the leasable area of such separately assessed premises. Tenant shall pay the Tax Payment to Landlord in equal monthly installments with Tenant's monthly installment of Annual Base Rent in an amount equal to 1/12 of Landlord's good faith estimate of the Tax Payment for the following year. In such latter event, upon receipt of a tax bill for the current year, Landlord shall deliver a copy of the same to Tenant, and Tenant shall pay any underpayments to Landlord, or if Tenant has overpaid the actual Tax Payment, Tenant shall receive a credit against the next Rent payments falling due. **"Taxes"** shall include Landlord's reasonable, out-of-pocket costs in appealing or contesting Taxes. In addition to the payments provided for in the immediately preceding sentence, if, prior to the Commencement Date, Landlord shall have prepaid all or a portion of the Taxes apportionable to the Term, the Tax Payment shall include and Tenant shall reimburse to Landlord the Tenant's share of such Taxes (calculated in accordance with the provisions of **Section 5(c)**) on or before the Commencement Date.

Tenant shall not be chargeable with, nor be obligated to pay, any late payment penalties, fees or interest, nor any income (other than gross receipts or similar taxes imposed or levied upon, assessed against or measured by any sums payable by the Tenant under this Lease as provided above in this **Section 5(c)**), profit, inheritance, estate, succession, gift, franchise or transfer taxes which are or may be imposed upon Landlord or the Rent payable under this Lease, its successors or assigns, by whatsoever authority imposing same or howsoever designated.

Should any governmental taxing authority acting under any present or future law, ordinance or regulation, levy, assess or impose a tax, excise and/or assessment (other than a tax on net income as defined by the Internal Revenue Service) upon or against or any way related to the land and buildings comprising the Shopping Center, or upon this Lease, either by way of substitution for, in whole or in part, any existing tax on land and buildings or otherwise, such tax shall be included in the term "Taxes" and shall be subject to reimbursement by Tenant as provided above.

(d) Gross Sales. If requested by Landlord in connection with a capital transaction including, without limitation, financing or a sale of the Premises, within ten (10) business days of receipt of Landlord's written request, which request may not be made more than one (1) time in any Lease Year, Tenant shall submit to Landlord an unaudited statement of Gross Sales (as defined below) for the preceding twelve (12) month period, certified by an officer of Tenant to be true, complete and correct. All Gross Sales statements to be supplied by Tenant to Landlord shall be in such form and with such detail as Landlord shall deem reasonably necessary or desirable.

(1) Gross Sales. "Gross Sales" means and includes the sales price or rentals of all merchandise, goods and wares sold, leased, licensed and delivered, and charges for all services performed by Tenant or any other person, firm or corporation, selling merchandise or performing services in, upon or from any part of the Demised Premises, including subtenants, licensees and concessionaires, whether for cash, credit, wholesale, retail or trade-in. Gross Sales shall include rentals, mail or telephone orders either received or filled at the Demised Premises, all deposits not refunded to purchasers, orders taken although such orders may be filled elsewhere and all merchandise sold or services performed for cash or for credit (regardless of collections) or for any other consideration. Refunds to customers shall be deducted from the sales price of merchandise sold and charges made for services performed. Each sale upon installment, credit or layaway shall be treated as a sale for the full price in the month during which such sale shall be made, irrespective of the time when Tenant shall receive payment from its customer, and no deduction shall be allowed for uncollectible payment by customer or uncollected or uncollectible credit accounts. The term "Gross Sales" shall not include exchange of merchandise between Tenant's stores unless for the purpose of consummating a sale made in, upon or from the Demised Premises and shall not include any sums collected and paid out for any sales, use, occupation, excise or the tax levied by the Federal, any state or local government based upon or measured by the sale or sales price of merchandise or charges for services, provided that no deduction from Gross Sales shall be allowed on account of income taxes, gross receipts taxes or other similar taxes.

(2) Books and Records; Reports. Tenant shall keep at the Demised Premises or at Tenant's executive offices within the continental United States, a full and accurate set of books and records adequately showing the amount of Gross Sales in each Lease Year. The books and records to be kept by Tenant shall include, without limitation, (i) cash register tapes, including tapes from temporary registers; (ii) serially prenumbered sales slips; (iii) detailed original records of any exclusions or deductions from Gross Sales; (iv) sales tax records; and (v) such other records, if any, which would normally be examined by an independent accountant pursuant to generally accepted auditing standards in performing an audit of Tenant's sales. Such books and records shall be kept in accordance with generally accepted accounting principles and practices and shall be retained by Tenant for a period of not less than three (3) years following the end of the Lease Year to which they have reference. When Landlord may reasonably require, Tenant shall also furnish to Landlord any and all statements, information, and copies of sales and income tax reports and returns which separately show financial data for the Demised Premises, and inventory records and other data evidencing Gross Sales.

(e) Late Fees; Interest. In addition to Annual Base Rent, Tenant shall pay, as additional rent (herein sometimes collectively called "**Additional Rent**"), all other amounts, sums of money or charges of whatsoever nature required to be paid by Tenant to Landlord pursuant to this Lease, whether or not the same is designated as "Additional Rent". The term "Rent" shall mean Annual Base Rent and Additional Rent. Any Rent or other sums due hereunder not paid within ten (10) days when due shall be subject to a late charge of five percent (5%) of the amount over due. In addition, any amounts not paid within thirty (30) days when due shall accrue interest, as of the date such payment was due, at a rate equal to five percent (5%) above the "prime rate" announced in the Money Rates section of the Wall Street Journal (the **"Default Rate"**).

Rent shall be payable at Landlord's address as set forth in paragraph (f) of the Fundamental Lease Provisions, or to such other address as Landlord may designate from time to time upon written notice to Tenant.

6. **Use of Demised Premises**. Tenant shall use and occupy the Demised Premises for the Permitted Use, and no other use. Tenant shall conduct its business only under the Trade Name, or such other trade name as the majority of other locations operating under the Trade Name in the State of New Jersey are changed to, or such other trade name as Landlord may approve, which approval shall not be unreasonably withheld, delayed or conditioned. Tenant shall open for business in the Demised Premises to the general public for not less than one (1) day as a fully operational and staffed Buffalo Wild Wings restaurant. The parties acknowledge that, after opening for one (1) day as aforesaid, Tenant has no obligation to continue to operate at the Demised Premises, but in the event Tenant elects not to operate at the Demised Premises for a period of ninety (90) consecutive days or more, excluding any closure(s) due to casualty, condemnation, events of force majeure, renovation or remodeling (each a **"Permitted Closure"**), then Landlord may recapture the Demised Premises and terminate this Lease upon thirty (30) days prior written notice to Tenant. The foregoing recapture right shall be Landlord's sole remedy in the event Tenant elects not to operate in the Demised Premises.

7. **Maintenance and Condition of Demised Premises; Repairs; Common Area Maintenance**.

(a) Tenant's Property; Surrender. Tenant may not remove from the Premises any leasehold improvements (as distinguished from trade fixtures and apparatus) installed in the Premises at any time, whether by or on behalf of Tenant or by or on behalf of Landlord, unless such removal is consented to in advance by Landlord, which consent shall not be unreasonably withheld, delayed or conditioned. At the expiration or sooner termination of this Lease, all such leasehold improvements shall be deemed to be part of the Premises, shall not be removed by Tenant when it vacates the Premises, and title thereto shall vest solely in Landlord without payment of any nature to Tenant. At the expiration of the Term, Tenant shall remove all of its furniture, movable trade fixtures and equipment and shall deliver the Demised Premises to Landlord in as good condition and repair as existing upon the Commencement Date, normal wear and tear and damage from casualty, condemnation and Landlord's failure to perform its duties under this Lease only excepted. Tenant shall promptly repair and replace any damage to the Demised Premises or the Shopping Center as a result of the removal of Tenant's property from the Demises Premises.

(b) Landlord's Repairs. Subject to Tenant's reimbursement obligations as provided herein, Landlord shall maintain in good, watertight condition and repair, the foundations, exterior and structural systems of the Demised Premises, including, without limitation, gutters, downspouts, exterior canopies, load-bearing walls, floor slabs and masonry walls, and also the plumbing, electrical, sprinkler and other utility lines and systems servicing the Demised Premises on a non-exclusive basis (but excluding the roof and roof membrance), all in accordance with other similar retail space located in the metropolitan area where the Demised Premises is located and in compliance with all governmental regulations. Landlord shall maintain and keep in good condition, order and repair all Common Areas of the Shopping Center, including, but not limited to, all landscaping, parking facilities, driveways and walkways

located within the Shopping Center, in a condition consistent with similar shopping centers located in the Monmouth County trade area and in compliance with all applicable federal, state and local laws, rules, regulations, orders and guidelines now or hereafter in force. This obligation includes the prompt removal by Landlord of snow, ice, trash and other items from parking facilities, driveways and walkways (including walkways located in front of the Premises and adjacent spaces) in accordance with standard practices. The "**Common Areas**" shall mean all curbs, sidewalks, elevators, driveways, parking facilities, exterior utility service lines and all other areas and facilities used or provided for the general benefit of all tenants and occupants of the Shopping Center, whether located within or outside the boundaries of the Shopping Center. In no event shall Landlord be liable for any such repairs unless Tenant shall have promptly notified Landlord of the need for any repairs in the Demised Premises for which Landlord is responsible hereunder. Landlord's obligations under this Lease shall not include: (i) any repair, maintenance or replacement of any defective workmanship or material performed or installed as a part of Tenant's Work, or subsequently performed by anyone other than Landlord, its employees, agents or contractors; (ii) any repair, maintenance or replacement required as a result of the negligence, misconduct or abuse of Tenant or any assignee, subtenant or other occupant of the Premises by, through or under Tenant, or their respective employees, agents or contractors; (iii) patching and other maintenance of the roof(s) of the buildings enclosing the Premises to the extent necessitated by the placement of any of Tenant's equipment of fixtures or by any other acts of Tenant; or (iv) any improvements, upgrades or modifications required to be made to any foundations, exterior and interior load-bearing walls, roofs and/or structural members of the building constructed on the Premises required or desirable in connection with any improvements or betterments which Tenant constructs or intends to construct on or to the Premises.

(c) Tenant's Repairs. With the exception of Landlord's obligations in subsection (b) above, Tenant shall make all repairs, replacements, alterations and improvements in and to the Demised Premises as are necessary to keep and maintain the Demised Premises, including all utility systems therein, in good working order, and in a clean and neat condition, in compliance with all applicable laws. Tenant's obligations shall include, without limitation, maintaining, repairing and replacing all windows, doors, loading facilities, Tenant's signs, fixtures and personal property, any sprinkler system exclusively serving the Demised Premises, and all utility meters, plumbing and mechanical fixtures exclusively serving the Demised Premises. Tenant shall repair, replace and maintain the HVAC system serving the Demised Premises, at Tenant's sole cost and expense. Tenant shall also keep and maintain at all times during the Term a service contract for the HVAC system calling for not less than four (4) regular service calls per year. Tenant will not overload the electrical wiring or other systems serving the Premises or within the Premises, and will install at its expense, but only after obtaining Landlord's written approval, which approval shall not be unreasonably withheld, delayed or conditioned, any additional electrical wiring or other items which may be required in connection with Tenant's apparatus. Tenant shall not install any exterior gates, barriers or other comparable exterior security device without Landlord's prior approval, which approval shall not be unreasonably withheld, delayed or conditioned. Tenant shall, at its sole cost and expense, arrange for janitorial services to be performed within the Premises in a first class manner. Tenant shall treat the Premises as necessary to keep it free and clear of all pests, including rodents and insects.

(d) Landlord's Control. Notwithstanding anything herein to the contrary, Landlord shall have the right from time to time (i) to change the location or character of and to make alterations of or additions to the Common Areas, to erect or demolish buildings or other improvements in the Common Areas and to repair and reconstruct the Common Areas, (ii) to erect or permit to be erected kiosks, pushcarts and other displays in the Common Areas, provided the same shall not be erected directly in front of the Demised Premises, (iii) to make changes, alterations and improvements to the Shopping Center, to add floors or additional space to the Shopping Center and to otherwise deal with the Shopping Center as the Landlord deems appropriate or necessary, and (iv) to grant easements in or on the Common Areas and to subject the Common Areas or the Shopping Center to reciprocal easement agreements, operation and easement agreements, declarations, restrictions or other title matters. In exercising its rights under this paragraph, Landlord shall not (i) materially and adversely affect Tenant's use and occupancy of the Premises, reduce the square footage of the Premises, nor (ii) materially and adversely affect the parking facilities serving the Premises, nor (iii) construct any improvements within the "No Build Zone" on the Site Plan attached hereto as **Exhibit "A" – Part 1**.

(e) No Liability. Neither Landlord nor any other party operating, maintaining, managing or supervising said Common Areas or the Shopping Center, nor any of their respective agents or employees, shall be liable to Tenant or any of Tenant's employees, agents, customers or invitees or anyone claiming through or under Tenant, for any damages, injuries, losses, expenses, claims or causes of action arising out of any interruption or discontinuance at any time for any reason in the furnishing of any services to the Common Areas or Shopping Center, nor shall any such interruption or discontinuance be deemed an eviction or disturbance of Tenant's use or possession of the Demised Premises or any part thereof, nor shall any such interruption or discontinuance relieve Tenant from full performance of Tenant's obligations under this Lease.

(f) Employee Parking. In addition to the foregoing, Landlord shall have the right from time to time to designate an area or areas within the Common Areas, or reasonably adjacent thereto, which shall be well-lit and within reasonable proximity to the entrance to the Demised Premises, or to change and relocate the same, for the purpose of parking automobiles and other light vehicles for passenger transportation of Tenant, its subtenants, licensees, concessionaires, agents, representatives and employees. Tenant, its subtenants, licensees, concessionaires, agents, representatives and employees shall park said automobiles and vehicles only in the area or areas so designated by Landlord.

(g) Compliance with Laws. Tenant agrees at its own expense to comply with (and to make all alterations, improvements and changes required, with respect to the Premises, by) all governmental requirements (including without limitation the Americans with Disabilities Act and comparable legal requirements), as well as the recommendations and requirements, with respect to the Premises, or its use or occupancy, of the insurance underwriters or insurance rating bureau or any similar public or private body and any governmental authority having jurisdiction with respect to the use or occupancy of the Shopping Center, including, but not limited to, installation of fire extinguishers or automatic detection and/or suppression systems, any changes, modifications or alterations in the detection and/or suppression systems or additional detectors and/or sprinkler heads or the location of partitions, trade fixtures, or other contents of the Premises. Tenant's obligations under the Americans with Disabilities Act and any other law,

order, or regulation with regard to changes in the structure or the physical condition of the Premises shall be limited to the improvements to the Demised Premises constructed by Tenant or to changes required due to Tenant's particular use of the Demised Premises.

(h) Restaurant Provisions. No food or beverage service will be operated, nor will anything else be done or permitted to be done in the Premises in any manner or under any conditions (including the disposal of garbage and trash) which shall (i) be the occasion for odors, smoke or fumes being detectable outside of the Premises, (ii) constitute a public or private nuisance or (iii) otherwise materially and unreasonably interferes with the safety, or peaceful possession of Landlord or other tenants, occupants, customers, agents or invitees or others lawfully in or upon the Shopping Center. To this end, Tenant, at its sole cost and expense, shall properly vent and exhaust odors, smoke or fumes, from the Premises, installing, prior to opening the Premises for business and in compliance with all legal requirements, such system or systems to accomplish the same as Landlord, in the exercise of its reasonable judgment, shall require. All such ventilation and exhaust system shall be consistent with Tenant's Work and approved in writing by Landlord, which approval shall not be unreasonably withheld, delayed or conditioned. Notwithstanding the foregoing, Landlord acknowledges that Tenant's normal business practices shall create aromas which shall not be considered a violation of this provision, provided Tenant installs and maintains throughout the Term a hood/exhaust system that will ventilate heat and odors. Tenant shall maintain any and all grease traps, waste and sanitary lines, if any, within the Premises and shall not misuse plumbing facilities or dispose of any foreign substances therein. Tenant shall not permit any food, waste, rubbish or other foreign substances to be thrown or drawn down any pipes. Tenant shall maintain the sanitary and plumbing lines of the Shopping Center exclusively servicing the Premises in good order, repair and condition, and shall repair any damage resulting from any violation of this Section. Tenant shall install and maintain a grease trap in the Premises to preclude the flow or leakage of grease into such sanitary or plumbing lines; however, Tenant's Permitted Use does not involve cooking or frying and a grease trap is not needed. If the municipality requires a grease trap, then Tenant shall install one under the sink unit. If gas is used at the Premises, Tenant shall install and maintain gas cut-off devices (manual and automatic) as shall be approved by Landlord which shall not be unreasonably withheld, conditioned or delayed. Tenant shall keep all range hoods and ducts therefrom clean and free of grease so as to avoid a fire hazard and clean out the range exhaust ducts (horizontal and vertical) periodically as required by legal requirements or governmental, public or quasi-public authorities and, in any event, whenever required to avoid a fire hazard.

8. **Utilities**. Landlord shall, subject to events beyond its reasonable control, through existing third party utility providers, furnish or cause to be furnished to Tenant for use in the Demised Premises the utility services presently existing in the Demised Premises. All such utility services are collectively hereinafter referred to as **"Utilities"**. Tenant shall apply directly to the utility provider to obtain service for the Demised Premises.

Throughout the Term, Tenant agrees to pay to such company, firm or individual as may be providing Utilities, all charges (including, without limitation, minimum rents and usage fees imposed by each provider for water, energy, gas, telephone, and sanitary sewer and other utility services as are provided for use at the Premises) for Utilities that are separately metered to the Demised Premises pursuant to and in accordance with the rates as established by such company, firm or individual as may be providing such Utilities. Such payments shall commence upon the

earlier of the Commencement Date or the date on which Tenant requests that Utilities be furnished to Tenant. The costs or fees payable by Tenant for any Utilities provided to the Demised Premises that are not separately metered or submetered may, at Landlord's option, be included in CAM Costs and be paid as a part of Tenant's CAM Payment, or Landlord may otherwise equitably allocate the costs of utilities that are not separately metered. As of the date of this Lease all Utilities are separately metered and directly payable to the provider of such Utilities.

Neither Landlord, nor any company, firm or individual furnishing Utilities, nor any of their respective agents, beneficiaries or employees, shall be liable to Tenant or any of Tenant's employees, agents, customers or invitees or anyone claiming through or under Tenant, for any damages, injuries, losses, expenses, claims or causes of action, because of any interruption or discontinuance at any time for any reason in the furnishing of any of said Utilities; nor shall any such interruption or discontinuance be deemed an eviction or disturbance of Tenant's use or possession of the Demised Premises or any part thereof; nor shall any such interruption or discontinuance relieve Tenant from full performance of Tenant's obligations under this Lease. Notwithstanding the foregoing, if utility service shall be interrupted for three (3) consecutive days due to the gross negligence or willful misconduct of Landlord and Tenant is precluded from conducting its normal business operations at the Premises, then all rent and other charges payable under the Lease shall abate during the period of time that Tenant is unable to use the Premises for its normal business operations until such day Tenant is able to re-commence its normal business operations.

9. **Indemnity**. Tenant agrees that Landlord shall not be liable for any damage or liability of any kind or for any injury to or death of persons or damage to property of Tenant or any other person during the Term from any cause whatsoever (excepting only Landlord's gross negligence or willful misconduct), including without limitation bursting pipes and smoke, the construction, use, occupancy or enjoyment of the Premises by Tenant or any person therein or holding under Tenant, or the happening upon or about the Premises of any event; and Tenant for the purposes of this **Section 9** shall be deemed to be in exclusive control of the Premises during the Term. Tenant does hereby agree to and shall defend, indemnify and save harmless Landlord and its managing agent (if any) from all third party claims, actions, demands, costs and expenses and liability whatsoever, including reasonable attorneys' fees, on account of any such real or claimed event, damage or liability and from all liens, claims and demands arising from any occurrence or occurring in, or at the Premises, or arising out of the construction, use, occupancy or enjoyment of the Premises, or at any other location in the Shopping Center and, if occurring in the Common Areas, occasioned in whole or in part by any negligence or willful misconduct of Tenant, its agents, contractors, servants, employees or invitees. Tenant shall not, however, be liable for, and the foregoing indemnification shall not extend to, any damage or injury occasioned by the gross negligence or willful misconduct of Landlord unless Tenant is required by this Lease to insure against damage or injury.

Landlord during the Term shall indemnify, defend, and save Tenant harmless from and against any and all third party claims, demands, losses, damages, and expenses, including legal fees, costs, and charges, whether for injuries to persons or loss of life or damage to property: (i) occurring at the Demised Premises prior to delivery of possession thereof with Landlord's Work, if any, completed (except if caused by any act or omission of Tenant, its agents, employees or

contractors); (ii) occurring at the Demised Premises after delivery of possession thereof or during the Term if caused by any gross negligence or willful misconduct by Landlord or its agents, employees or contractors; or (iii) occurring in the Shopping Center, but outside the Demised Premises (except if caused by any negligence or willful misconduct of Tenant, its agents, employees or contractors). Landlord, at its own expense, shall defend all actions brought against Tenant, its agents or employees for which Landlord is responsible for indemnification hereunder. This indemnity shall survive the expiration or early termination of this Lease.

10. **Insurance**.

(a) i) The following requirements (collectively, the "**Insurance Requirements**" shall be complied with by Tenant at all times during the Term:

Tenant, at Tenant's expense, shall obtain and keep in full force and effect:

(1) Property insurance shall insure, Tenant's property and alterations made by Tenant, with coverage no less than that found on an ISO "Causes of Loss – Special Form" and ISO "Building and Personal Property Form" or equivalent forms with the following minimum coverage: (a) 100% of the estimated replacement cost of Tenant's property and alterations including, without limitation, the Tenant's Work; (b) include coverage with limits of no less than $2,500,000 for the perils of flood, windstorm, earthquake; (c) mechanical/equipment breakdown; (d) ordinance or law coverage including non-conforming zoning coverage with limits not less than $2,500,000 for demolition and increased cost of construction; (e) 30 days of civil authority; (f) utility service interruption; (g) agreed amount endorsement or coinsurance waiver; (h) waiver of subrogation in favor of the Landlord or Landlord's parent, any subsidiaries, Landlord's managing agent, Landlord's mortgagee and/or ground lessor and their respective officers, directors, employees, successors, assignors and any other party the Landlord may designate (collectively, "**Landlord Parties**"); (i) omitted; (j) terrorism coverage (provided, however, if the Terrorism Risk Insurance Act or any successor or substitute law mandating such coverage is no longer in effect, Tenant shall only be required to maintain terrorism coverage to the extent available at commercially reasonable rates); and (k) business interruption and extra expense in an amount not less than 12 months. The property insurance described above, shall also cover the rental value of the Premises in an amount equal to 100% of the 2 years annual basic rent and additional rent provided for in the Lease for the sole benefit of the Landlord using ISO CP 15 03 06-07 Business Income - Landlord as Additional Insured (Rental Value) or equivalent form. During any period that Tenant is performing construction in or on the Premises, the insurance required pursuant to this **Section 10(a)(i)** shall be in the form of a builders risk "all risk" policy.

(2) Commercial general liability insurance shall cover all operations and Permitted Uses for bodily injury and property damage, advertising and personal injury liability with limits of not less than $2,000,000 each occurrence, $1,000,000 personal and advertising injury, $2,000,000 damage to the Premises, $2,000,000 general aggregate and coverage shall be written on an ISO CG 00 01 occurrence form ("claims made" is not acceptable), with the following minimum coverage: (a) separation of insureds; (b) contractual liability; schedule Landlord Parties as additional insureds with coverage at least as broad as the insurance available to the named insured using CG 20 26; (c) additional insured status must be

on a primary and noncontributory basis; (d) schedule Landlord Parties on a ISO CG 24 04 waiver of subrogation endorsement; (e) designated locations general aggregate limit endorsement ISO CG 25 04; (f) $1,000,000 each occurrence limit for liquor liability; and (g) pollution exclusion (as provided by ISO CG 00 01 form) with no additional restrictions, modifications, endorsements, or amendments.

(3) Workers' compensation and employers' liability insurance in accordance with the applicable New Jersey statutes and laws exercising jurisdiction over employees. Employers' liability limits not less than: $1,000,000 bodily injury by accident, for each accident; $1,000,000 bodily injury by disease, policy limit, $1,000,000 bodily injury by disease, each employee.

(4) Automobile liability insurance shall cover all owned, leased, hired and non-owned vehicles for bodily injury and property damage with limits of not less than $1,000,000 per accident and shall be written on an ISO CA 00 01 or equivalent form with the following minimum coverage: (a) ISO CA 20 48 Designated Insured endorsement or equivalent form must specifically schedule Landlord Parties; (b) additional insured status must be on a primary and noncontributory basis; and (c) schedule Landlord Parties on a waiver of subrogation endorsement.

(5) Umbrella liability insurance shall cover all Permitted Uses and operations and shall be follow form of the employers' liability, commercial general liability and commercial automobile liability insurance policies as detailed herein with limits of not less than $5,000,000 each occurrence an, $5,000,000 general aggregate.

(ii) All insurance required hereunder to be carried by Tenant shall: (i) be issued by companies that are licensed or authorized to do business in the State of New Jersey, and each such company shall have a rating from A.M. Best Company, Inc. (or a comparable successor rating company if A.M. Best Company, Inc. discontinues publishing Best's Insurance Guide) of "A" or higher and a financial size of "X" or higher; (ii) schedule the Landlord, the managing agent of the Shopping Center and any Mortgagee as additional insureds and/or loss payees (as applicable); (iii) omitted; (iv) additional insured status shall be on a primary and non-contributory basis; (v) contain an endorsement or equivalent provision for cross liability and severability of interests coverage; (vi) contain an endorsement or equivalent provision prohibiting cancellation or failure to renew without the insurer giving Landlord and all other additional insureds or loss payees (as the case may be) thirty (30) days' prior notice by certified mail, return receipt requested, of such proposed action (but ten (10) day's prior notice for non-payment of premium); and (vii) not contain a provision relieving the insurer thereunder of liability for any loss by reason of the existence of other policies of insurance covering the Premises against the peril involved, whether collectible or not. No such policy shall contain any deductible provision in excess of $25,000.00 except as otherwise approved in writing by Landlord (and in such case, Tenant shall, and hereby agrees to, indemnify, defend and hold Landlord and Landlord's Agents harmless from and against all claims, demands, liabilities, causes of action, suits, judgments, damages and expenses (including litigation costs and attorneys' fees) beginning with the first dollar, whenever such deductible applies to a claim). Neither the issuance of any insurance policy required under this Lease nor the minimum limits specified herein shall be deemed to limit or restrict in any way Tenant's liability arising under or

out of this Lease. All required insurance shall be appropriate for all Permitted Uses and operations and Tenant's other obligations under this Lease and provide protection from claims that may arise out of or result from anyone directly or indirectly employed by Tenant, or by anyone for whose acts Tenant may be liable. If Tenant receives any notice of cancellation or any other notice from the insurance carrier which may adversely affect the coverage of the insureds under Tenant's insurance policies, then Tenant shall deliver to Landlord a copy of such notice as soon as practicable. Tenant has the right to satisfy Tenant's obligation to carry Tenant's property insurance and liability insurance policies with blanket insurance policies; provided, that a loss that relates to any other location does not impair or reduce the level of protection available for the Premises below the amount required by this Lease.

(iii) Landlord reserves the right from time to time to require Tenant to obtain higher minimum amounts and/or different types of insurance if any such change is required by a Mortgagee.

(iv) On or prior to the Commencement Date or Tenant's first entry onto the Premises for any reason, Tenant shall deliver to the Landlord ACORD certificate(s) of insurance executed by a duly authorized representative of each insurer, showing compliance with the insurance requirements set forth herein along with a copy of the endorsements providing: additional insured, additional insured is on a primary and noncontributory basis, waiver of subrogation and cancellation or nonrenewal. Tenant shall deliver to Landlord the same evidence as detailed above of each renewal or replacement of a policy prior to the expiration of such policy. Any waiver of Tenant's obligation to furnish such ACORD certificate(s) or maintain such insurance must be in writing and signed by an authorized representative of Landlord. Failure of Landlord to demand such certificate(s) or other evidence of full compliance with these insurance requirements or failure of Landlord to identify a deficiency from evidence that is provided shall not be construed as a waiver of Tenant's obligation to maintain such insurance, or as a waiver as to the enforcement of any of these provisions at a later date. Tenant's ACORD certificate(s) will evidence all deductibles (collectively referred to as "**Deductible**") greater than $25,000 for any of the required insurance coverage. Any such Deductible shall be paid for, assumed by, for the account of and at Tenant's sole risk. Landlord shall not be responsible for the payment of any such Deductible. Any Deductible maintained by Tenant shall be deemed to be "insurance" for the purposes of any additional insured or waiver of subrogation obligation.

(v) Each of Landlord and Tenant shall secure an appropriate clause, or an endorsement upon all applicable policies of property insurance, pursuant to which the respective insurance companies waive subrogation or permit the insured, prior to any loss, to agree with a third party to waive any claim Tenant or Landlord, as applicable, may have against said third party. Such waiver shall in all events extend to Landlord and Landlord Parties and Tenant and Tenant's agents, employees, contractors, vendors, suppliers, licensees, subtenants, and invitees of Tenant (collectively, "**Tenant Parties**"), as applicable. Tenant shall not make any claim against or seek to recover from Landlord Parties for any loss or damage to its property or the property of others resulting from fire or other hazards covered by Tenant's insurance policies or would be insured against if Tenant carried the property insurance required pursuant to this Lease (whether or not Tenant is in fact then carrying such required property insurance); and Landlord shall not make any claim against or seek to recover from Tenant Parties for any loss or damage to its property or the property of others resulting from fire or other hazards covered by Landlord's

property insurance policies (or which would have been covered by Landlord's property insurance policies had Landlord maintained such policies for the full replacement value of the Premises and/or Shopping Center). Subject to the foregoing sentence and notwithstanding any provision of this Lease to the contrary, (i) Tenant hereby releases Landlord and Landlord Parties with respect to any claim Tenant may have against Landlord or Landlord's Agents which is insured against under any property insurance policy that Tenant carries, or would be insured against if Tenant carried the property insurance required pursuant to this Lease (whether or not Tenant is, in fact then carrying such required property insurance), regardless of whether the act or omission of Landlord or Landlord's Agents caused or contributed to such loss, and in the event Tenant maintains a deductible, then Tenant hereby releases Landlord and Landlord Parties from any liability arising from any event which would have been covered had the deductible not been maintained; and (ii) Landlord hereby releases Tenant and Tenant Parties with respect to any claim Landlord may have against Tenant or Tenant Parties which is (x) insured against under any property insurance policy that Landlord carries, or (y) would be insured against (A) if Landlord carried the property insurance required pursuant to this Lease and/or (B) if Landlord carried property insurance for the full replacement value of the Premises and/or Shopping Center (whether or not Landlord is, in fact then carrying such insurance), regardless of whether the act or omission of Tenant or Tenant Parties caused or contributed to such loss, and in the event Landlord maintains a deductible, then Landlord hereby releases Tenant and Tenant Parties from any liability arising from any event which would have been covered had the deductible not been maintained. In no event shall the foregoing be deemed to imply that Tenant may self-insure and/or maintain a deductible with respect to any insurance required hereunder.

(vi) Tenant shall reasonably cooperate with Landlord's insurers and shall notify Landlord in writing as soon as practicable after they receive notice of any loss, damage, or injury or are aware of an incident which might give rise to a claim in the future or in case of fire, theft or accident in the Premises, and in the case of fire, theft or accident in the Premises and/or the Shopping Center, if involving Tenant or Tenant Parties. Tenant shall take no action which is reasonably likely to operate to bar Landlord from obtaining protection afforded by Tenant's insurance policies or which might prejudice Landlord in its defense to a claim based on such loss, damage, or injury. The minimum limits, terms and conditions set forth herein will not be construed as a limitation of Landlord's rights under any insurance policy and no insurance policy maintained by Tenant shall be endorsed to include any such limitation. The insurance coverage set forth herein will in no way limit Tenant liability arising out of any Permitted Uses or operations (including liability under indemnification provisions) or under any other agreements or by law. Tenant will be responsible for determining appropriate inclusions, coverage and limits which may be in excess of the minimum insurance requirements set forth herein.

(vii) Without limiting the foregoing, Tenant shall pay to Landlord, as Additional Rent, an amount equal to the cost of any increases on Landlord's insurance incurred due to Tenant's use of the Premises or any alterations or improvements made by Tenant to the Premises, including, without limitation, the Tenant's Work.

(viii) In the event Tenant fails to maintain any of the insurance required hereunder, Landlord shall have the right, but not the obligation, upon at least two (2) business days' prior written notice to Tenant, without waiving any other rights to which it may be entitled as a result of such default, to obtain any or all of such insurance for the account of Tenant, and in such case

Tenant shall reimburse Landlord for the cost thereof, as Additional Rent, within thirty (30) days after receipt of Landlord's bill therefor.

(b) Tenant shall not conduct or permit to be conducted any activity, or place or permit to be placed any equipment or other item in or about the Premises or the Shopping Center which will in any way increase the rate of fire insurance or other insurance on the Premises or the Shopping Center. If any increase in the rate of fire insurance or other insurance is due to any activity, equipment or other item of Tenant, then (whether or not Landlord has consented to such activity, equipment or other item) Tenant shall pay to Landlord as Additional Rent within 30 days of receipt of an invoice therefor, the amount of such increase. The statement of any applicable insurance company or insurance rating organization (or other organization exercising similar functions in connection with the prevention of fire or the correction of hazardous conditions) that an increase is due to any such activity, equipment or other item shall be conclusive evidence thereof. The foregoing provisions of this **Section 10(b)** shall not be construed as a grant to Tenant to utilize any portions of the Shopping Center outside of the Premises, or to utilize the Premises for any use or purpose other than the Permitted Use.

(c) Landlord agrees to carry and maintain property insurance covering fire and other casualties normally covered by a standard ISO "Causes of Loss - Special Form", with respect to the Premises (specifically excluding the Tenant's Work which is the responsibility of Tenant to insure) in an amount Landlord or its Mortgagee reasonably deems appropriate but in any event in an amount required by its insurance company to avoid the application of any co-insurance provision. Landlord shall also procure and keep in force throughout the Term of this Lease a policy of commercial general liability insurance, including contractual liability coverage, in an amount at least equal to $2,000,000 covering the Demised Premises and the Shopping Center and any liability Landlord assumes or is subject to under this Lease, including Landlord's indemnity obligations pursuant to this Lease. Such insurance shall be primary and noncontributory with respect to any event covered thereunder. Landlord shall secure a waiver of subrogation endorsement from its insurance carrier with respect to such all-risk property coverage in favor of Tenant. Landlord also agrees to carry and maintain (or cause to be carried and maintained) commercial general liability insurance with respect to the Common Areas in limits Landlord or its Mortgagee reasonably deems appropriate.

11. **Intentionally Deleted**.

12. **Hazardous Materials**.

(a) Tenant agrees that it will not place, hold, or dispose of any Hazardous Material (hereinafter defined) on, under, or at the Premises or the Shopping Center, and that it will not use the Premises or any portion of said Shopping Center as a treatment, storage, or disposal site for any Hazardous Material ("**Hazardous Materials Activities**") without first receiving Landlord's written consent, which may be withheld for any reason whatsoever and which may be revoked at any time, and then only in compliance (which shall be at Tenant's sole cost and expense) with all applicable Environmental Laws and using all necessary and appropriate precautions. Landlord shall not be liable to Tenant regardless of whether Landlord has approved Tenant's Hazardous Materials Activities whether performed by Tenant, Tenant's employees, agents, contractors, licensees or invitees. Tenant shall indemnify, defend with

counsel acceptable to Landlord and hold Landlord harmless from and against any fines, suits, procedures, claims, damages, costs or liabilities arising out of Tenant's Hazardous Materials Activities in, on, under or about the Premises. Tenant further agrees that it will not cause or allow any asbestos to be incorporated into any improvements or alterations which it makes or causes to be made to the Premises. Tenant hereby indemnifies Landlord against any and all losses, liabilities, damages, injuries, costs, expenses, and claims of any and every kind and nature whatsoever (including without limitation court costs and attorneys' fees), unless caused by Landlord, which may be paid, incurred, or suffered by, or asserted against Landlord for, with respect to, or as a direct or indirect result of: (i) a breach by Tenant of the foregoing covenants; or (ii) to the extent caused or allowed by Tenant or any agent, employee, invitee, licensee of Tenant or third party, the presence on or under, or the escape, seepage, leakage, spillage, discharge, emission, or release from, onto or into the Premises, the Shopping Center, the atmosphere, any watercourse, or the groundwater, of any Hazardous Material (including without limitation any losses, liabilities, damages, injuries, costs, expenses, or claims asserted or arising under any Environmental Laws, as hereinafter defined); and the provisions of and undertakings and indemnifications set out in this paragraph shall survive the termination of this Lease, and shall continue to be the liability, obligation, and indemnification of Tenant, binding upon Tenant, forever. The provisions of the preceding sentence shall govern and control over any inconsistent provision of this Lease. "**Hazardous Material**" shall include, but not limited to, any hazardous substance or any pollutant, contaminant or waste, whether solid, liquid or gas, defined as such in (or for purposes of) the Comprehensive Environmental Response, Compensation and Liability Act, any so-called "Superfund" or "Superlien" law, the Toxic Substance Control Act, or any other federal, state or local statute, taw, ordinance, code, rule, regulation, decree or order relating to or imposing liability or standards of conduct concerning any hazardous, toxic, or dangerous waste, substance, or material, as now or at any time hereafter in effect, or any other hazardous, toxic, or dangerous waste, substance, or material including, but not limited to medical waste (herein referred to collectively as "**Environmental Laws**"). Notwithstanding the foregoing, if the use permitted under Section 5.01 hereof requires Tenant to bring onto the Premises substances which are included in the definition of "Hazardous Material", but which are permitted by law to be stored for use and used in connection with said use permitted under Section 5.01 hereof (e.g., cleaning and maintenance fluids), Tenant may bring such substances onto the Premises for said lawful use, but Tenant shall be solely responsible for the proper storage, use and off-site disposal of such substances (including medical waste) in accordance with applicable Environmental Law.

Tenant shall not operate any business at the Premises which has a North American Industry Classification System ("**NAICS**") number or applicable designation that is subject to the Industrial Site Recovery Act, N.J.S.A. 13:1K-6 <u>et</u> <u>seq</u>. and the regulations promulgated thereunder, as amended ("**ISRA**"). Notwithstanding any provision of ISRA or this Lease to the contrary, if Tenant is operating an "Industrial Establishment," as that term is defined under ISRA, then Tenant shall, at its sole cost and expense prior to the expiration or earlier termination of this Lease, or at any time that any action of by either Landlord or Tenant triggers the applicability of ISRA, make all submissions to, provide all information to, and comply with all requirements of the New Jersey Department of Environmental Protection and/or the designated Licensed Site Remediation Professional, as that term is defined under Environmental Laws, pursuant to ISRA.

Tenant's obligations and liabilities under this **Section 12** shall continue so long as Landlord remains responsible for any spills or discharges of Hazardous Materials at, on, under or migrating from the Premises which occur during the term of this Lease or any extensions hereto. Tenant's failure to abide by the terms of this **Section 12** shall be restrainable by injunction. It is further agreed that Tenant shall be liable to pay all rents and additional rent as provided herein until Tenant has satisfied the provisions of this **Section 12** and fully complied with all Environmental Laws. Notwithstanding anything to the contrary contained in this **Section 12**, upon commencement of this Lease, or upon renewal thereof, the Tenant shall provide to Landlord a certified statement regarding Tenant's business activities to be conducted at the Premises, which certification shall contain, at a minimum, a description of Tenant's business operation and its NAICS Number, and a list of all types and quantities of hazardous substances or wastes including, but not limited to, petroleum products, which Tenant intends to treat, store, handle or dispose of at the property, both above or below ground, which are included in any state of federal hazardous or toxic waste agency on special waste manifest forms or as otherwise provided by Environmental Law.

(b) Promptly upon receipt of any notice of any kind or nature respecting any Hazardous Materials Activities or any spill, contamination, discharge, leakage, release or escape of Hazardous Material, whether sudden or gradual, accidental or anticipated, or of any other nature (hereinafter **"Spill"**), in or affecting the Demised Premises, from any party, Tenant shall deliver to Landlord a true, correct and complete copy of any written notice or a true, correct, and complete report of any non-written notice.

(c) Tenant hereby agrees that it will indemnify, defend, save and hold harmless the Landlord and Landlord's officers, directors, shareholders, employees, agents, partners, and their respective heirs, successors and assigns (collectively **" Indemnified Parties"**) against and from, and to reimburse the Indemnified Parties with respect to, any and all damages, claims, liabilities, loss, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses, court costs, administrative costs and costs of appeals, but specifically excluding loss of business or profit), incurred by or asserted against the Indemnified Parties by reason or arising out of: (a) the breach of any representation, covenant or undertaking of Tenant under this **Section 12** or (b) any Hazardous Material Activities by Tenant, as agents, licensees, employees, assignees, sublessees and contractors, occupying or using the Demised Premises, in or affecting the Demised Premises.

(d) Landlord represents and warrants that to the best of Landlord's actual knowledge, except as may otherwise be identified in the Phase I Environmental Assessment prepared by EBI Consulting and dated April 15, 2016, there are no hazardous materials in or about the Premises and/or the Shopping Center of which the Premises are a part. Landlord agrees to defend, indemnify and hold harmless Tenant from all loss, cost, expense and damage (including reasonable attorneys' fees) incurred by Tenant as a result of Landlord's breach of the representations and warranties as set forth in this Section and for any Hazardous Materials located on the Demised Premises caused by Landlord or Landlord's employees, agents or contractors. Tenant shall not be responsible for any hazardous materials existing on the Premises prior to Tenant's possession or brought onto the Premises by Landlord or Landlord's employees, agents or contractors. Landlord shall be responsible for the remediation of any Hazardous Materials not caused by Tenant or Tenant's employees, agents or contractors.

(e) Notwithstanding anything in this Lease, the representations and undertakings of Tenant in this **Section 12** shall survive the expiration or termination of this Lease regardless of the means of such expiration or termination for so long as Landlord has any interest of any kind in the Demised Premises whether as a landlord, tenant, mortgagee or otherwise.

13. **Destruction**. If by reason of a fire or other casualty affecting the Demised Premises or the Shopping Center, (a) the Demised Premises is rendered wholly untenantable, (b) the Demised Premises shall be damaged to the extent of twenty percent (20%) or more of the then current cost of replacement thereof, (c) the Demised Premises or Shopping Center is damaged as a result of a risk which is not covered by Landlord's insurance, (d) the Demised Premises or the Shopping Center is damaged in whole or in part during the last two (2) years of the Term, (e) the Shopping Center (whether the Demised Premises is damaged or not) is damaged to the extent of twenty-five percent (25%) or more of the then current replacement cost, (f) any or all of the Shopping Center or Common Areas of the Shopping Center are damaged (whether or not the Demised Premises is damaged) to such an extent the Shopping Center cannot, in the reasonable judgment of Landlord, be operated as an integral unit, or (g) any mortgagee of the Demised Premises shall retain the insurance proceeds for application to reduction of any obligation of Landlord to such mortgagee, then in any such event, Landlord may elect to either (i) repair or rebuild the Demised Premises or the Shopping Center or (ii) terminate this Lease upon giving notice of such election to Tenant within sixty (60) days after such event, and thereupon this Lease shall expire, and Tenant shall vacate and surrender the Demised Premises to the Landlord. Tenant's liability for Annual Base Rent upon termination of this Lease shall cease as of the day such event occurred causing termination of the Lease. If this Lease is not terminated as provided above, Landlord shall, after Landlord receives insurance proceeds therefor, commence and complete the repair of same to the condition that existed prior to the destruction. If, following any damage to the Premises that Landlord is obligated to or elects to repair, or the damage is uninsured, and Landlord either has not: (i) commenced the physical repair work in a meaningful way within six (6) months after Landlord's receipt of insurance proceeds; or (ii) completed the repair work within twelve (12) months after Landlord's receipt of insurance proceeds, Tenant may terminate this Lease by sixty (60) days written notice to Landlord at any time after such 6-month or 12-month period, as the case may be, and before Landlord commences or completes such repair work, as the case may be, provided that if Landlord completes such work within such sixty (60) day period, Tenant's termination notice shall be null and void and of no force or effect. Notwithstanding the foregoing, Landlord shall not be obligated to expend for such repair an amount in excess of the insurance proceeds received by Landlord as a result of such damage, and in no event shall Landlord be required to repair or replace Tenant's stock in trade, fixtures, furniture, furnishings, and equipment. Upon Landlord's substantial completion of restoration of the Demised Premises, Tenant shall promptly reinstall its furniture, fixtures and equipment and prepare the Demised Premises for occupancy pursuant to the original plans approved by Landlord, or such other plans as are approved by Landlord. Upon completion of such work, Tenant shall reopen for business for the Permitted Use. Nothing in this paragraph shall be construed to abate additional rent.

14. **Condemnation**.

(a) Total. If all or substantially all of the Demised Premises shall be acquired or taken by eminent domain for any public or quasi-public use or purpose (a **"Taking"**), this Lease and the term herein shall cease and terminate as of the date of title vesting in such proceeding.

(b) Partial. If less than all or substantially all of the Demised Premises shall be subject to a Taking as aforesaid, and such partial Taking shall render that portion not so taken unsuitable for the business of Tenant, then this Lease and the term hereof shall cease and terminate as aforesaid. If such partial Taking is not extensive enough to render the Demised Premises unsuitable for the business of Tenant, in the reasonable opinion of Tenant, this Lease shall continue in effect except that Annual Base Rent shall be reduced in the same proportion that the floor area of the Demised Premises taken bears to the original gross leasable area leased, and Landlord shall, upon receipt of the award in condemnation, make all necessary repairs or alterations to the Shopping Center and Demised Premises so as to constitute the portion of the Demised Premises and Shopping Center not taken a complete architectural unit; provided that in no event shall Landlord be required to spend for such work an amount in excess of the net amount received by Landlord as damages for the part of the Demised Premises so taken. If, following any condemnation of the Premises that Landlord is obligated to or elects to restore, and Landlord either has not: (i) commenced the physical restoration work in a meaningful way within six (6) months; or (ii) completed the restoration work within twelve (12) months after the date of damage, Tenant may terminate this Lease by written notice to Landlord at any time after such 6-month or 12-month period, as the case may be, and before Landlord commences or completes such restoration work, as the case may be.

(c) Additional Termination Rights. If (i) more than twenty percent (20%) of the floor area of the Shopping Center is subject to a Taking, (ii) any or all of the Common Areas are taken (whether or not any portion of the Demised Premises is taken) to such an extent that the Shopping Center cannot reasonably be operated as an integrated Shopping Center, or (iii) all or any part of the Demised Premises or Shopping Center is taken in the last two (2) years of the Term, Landlord may, by written notice to the Tenant, terminate this Lease, such termination to be effective as of the date title to the area so taken vests in the condemning authority.

(d) Refund of Rent. If this Lease is terminated as provided in this Section, the Rent shall be paid up to the day that possession is so taken by public authority and Landlord shall make an equitable refund of any Rent paid by Tenant in advance.

(e) Award. Tenant shall not be entitled to and expressly waives all claim to any condemnation award for any Taking, whether whole or partial, and whether for diminution in value of the leasehold or to the fee, although Tenant shall have the right, to the extent that the same shall not reduce Landlord's award, to claim from the condemnation, but not from Landlord, such compensation as may be recoverable by Tenant in its own right for damage to Tenant's fixtures, moving and business dislocation and other expenses, if such claim can be made separate and apart from any award to Landlord and without prejudice to Landlord's award.

(f) Representation. Landlord warrants and represents to Tenant that to the best of its actual knowledge, there are no currently (as of the date of this Lease) pending, threatened or planned condemnation actions that will adversely affect the Premises.

15. **Defaults by Tenant**. All rights and remedies of Landlord herein enumerated shall be cumulative, and none shall exclude any other right or remedy allowed by law, including the right to retain Tenant's property, but excluding acceleration of rent except as specifically provided in this Lease. It is agreed that the occurrence of any of the following shall constitute an **"Event of Default"** hereunder:

(a) Tenant shall fail, neglect or refuse to pay any installment of Rent or to pay any other monies agreed by it to be paid, within five (5) business days after receipt of written notice from Landlord that such payment is past due, provided that Landlord shall not be obligated to provide such written notice more than one (1) time in any calendar year; or

(b) A voluntary or involuntary petition or similar pleading under any section of any bankruptcy act shall be filed by or against Tenant, or any voluntary or involuntary proceeding in any court or tribunal shall be instituted to declare Tenant insolvent or unable to pay Tenant's debts, and the same shall not be dismissed or discharged within sixty (60) days after filing; or

(c) Tenant shall fail, neglect, or refuse to keep and perform any of the other covenants, conditions, stipulations, or agreements herein contained and covenanted and agreed to be kept and performed by it and any such default shall continue for a period of more than thirty (30) days after notice thereof in writing given to the Tenant by the Landlord; provided, however, that if the cause for giving such notice involves the making of repairs or other matters reasonably requiring a longer period of time than the period of such notice, the Tenant shall be deemed to have complied with such notice so long as it has commenced with said matter within the period set forth in the notice and is diligently prosecuting compliance with said notice, or has taken proper steps or proceedings, under the circumstances to prevent the seizure, destruction, alteration, or other interference with said Demised Premises by reason of non-compliance with the requirements of any law or ordinance or with the rules, regulations or directions of any governmental authority as the case may be; or

(d) Intentionally deleted;

(e) Tenant shall fail to satisfy the Insurance Requirements pursuant to Section 10 and such failure shall continue for a period of more than five (5) days after notice thereof in writing given to the Tenant by the Landlord; or

(f) Tenant shall assign this Lease or sublease the Demised Premises in violation of **Section 24** hereof.

16. **Remedies of Landlord**. Upon the occurrence of an Event of Default hereunder, Landlord may exercise any or all of the following remedies in such order or priority as Landlord shall determine in its sole discretion:

(a) The worth at the time of award of the amount by which Annual Base Rent for the entire unexpired balance of the term of this Lease, and all other charges, payments, costs and expenses herein agreed to be paid by the Tenant hereunder, including, without limitation, all future additional rent, as reasonably estimated by Landlord, exceeds the aggregate reasonable rental value of the Premises, shall be taken to be due and payable and in arrears as if by the terms and provisions of this Lease, the whole balance of such amounts were on that date payable in advance, together with all reasonable collection costs and officer's commission, watchman's wages, any amounts authorized by law, and reasonable attorneys' fees incurred or to be incurred by Landlord. In addition, Tenant shall be liable for any and all installments of Annual Base Rent and additional rent already due and payable and in arrears.

(b) Collect and receive from any assignee or subtenant the Rents or other charges reserved herein as rent due by such assignee or sublessee and apply the same to the Rent due hereunder.

(c) Terminate this Lease without any right on the part of the Tenant to redeem or reinstate this Lease by payment of any sum due or by other performance of any condition, term, or covenant broken.

(d) Terminate Tenant's right of continued possession of the Demised Premises and, from time to time, without terminating this Lease and without prejudice to any right of Landlord under this Lease, to relet the Demised Premises or any part thereof for the account and in the name of Tenant, for any such term on terms and conditions as Landlord in its sole discretion may deem advisable. In connection with such reletting, Landlord shall have the right to make alterations and repairs to the Demised Premises deemed by Landlord to be necessary in conjunction with such reletting; and Tenant shall pay to Landlord, as soon as ascertained, the costs and expenses incurred by Landlord in such reletting, including reasonable brokerage and counsel fees and expenses and in making such alterations and repairs. Rentals received by Landlord from such reletting shall be applied in any manner deemed fit by Landlord. Should such rentals received from time to time from such reletting during any month be less than that amount which this Lease requires be paid during that month by Tenant hereunder, the Tenant shall pay such deficiency to Landlord. Such deficiency shall be calculated and paid monthly. No such reletting of the Demised Premises by Landlord pursuant to this subparagraph shall be construed as an election on its part to terminate this Lease unless a notice of such intention is given by Landlord to Tenant or unless the termination thereof is decreed by a court of competent jurisdiction; and notwithstanding any such reletting without termination, Landlord may at any time hereafter elect to terminate this Lease for such previous breach provided it has not been cured.

(e) Lease the Demised Premises or any part or parts thereof to any person or person as Landlord in its sole discretion, decides, and the Tenant shall be liable for any loss of Rent for the balance of the then current Term.

(f) Landlord will, to the extent Landlord is required by operation of law to mitigate damages, use reasonable efforts to relet the Premises in order to so mitigate its damages, provided that Landlord shall retain the right, in the exercise of its reasonable judgment, to approve any tenant, to lease the Premises in whole, in part(s), or together with other premises in

the Shopping Center, and to determine the terms and conditions of any leases, including, without limitation, rent, length of term (which may extend beyond the date on which the Term would have expired, but for such Event of Default), and rent concessions and/or construction allowances. For purposes of this Section 16(f), Landlord shall be deemed to have utilized reasonable efforts to mitigate damages resulting from an Event of Default by Tenant if, following such recovery of possession as aforesaid, Landlord shall have listed the Premises with a real estate broker. If it is Landlord's standard practice to engage the services of an exclusive real estate broker for leasing purposes at the Shopping Center, Landlord shall not be required to list the availability of the Premises with any broker other than the exclusive broker for the Shopping Center in order to satisfy the "reasonable efforts" reletting standard hereunder, and if it is not Landlord’s standard practice to engage the services of an exclusive real estate broker for leasing purposes at the Shopping Center, Landlord shall not be required to list the availability of the Premises with more than one broker in order to satisfy the "reasonable efforts" reletting standard hereunder. Notwithstanding anything contained herein, Landlord shall not be obligated to display the Premises to prospective tenants if Landlord has other premises available in the Shopping Center or at any other location owned by Landlord or its affiliates within Monmouth County trade area, or to relocate any other tenant in the Shopping Center in an effort to enhance its ability to relet the Premises. Landlord shall not be liable for, nor shall Tenant’s obligations hereunder be diminished by reason of, any failure by Landlord to relet all or any portion of the Premises or to collect any rent due upon such reletting.

(h) If Landlord should breach any representation or warranty contained in the Lease or be in default in the performance of any of its obligations under this Lease, which default continues for a period of more than thirty (30) days after receipt of written notice from Tenant specifying such default, or (only as to a failure by Landlord to perform any maintenance, repair or replacement which Landlord is obligated to perform pursuant to the terms of this Lease) if such default is of a nature to require more than thirty (30) days for remedy and continues beyond the time reasonably necessary to cure (provided Landlord must have undertaken procedures to cure the default within such thirty (30) day period and diligently pursue such efforts to cure to completion), Tenant may, as Tenant's sole and exclusive remedy, incur any reasonable expense necessary to perform the obligation of Landlord specified in such notice. The parties have agreed that any dispute over whether Tenant has the right of self-help and whether Landlord has any obligation to reimburse Tenant for any reasonable expense necessary to perform the obligation of Landlord shall be resolved by binding expedited arbitration in accordance with the terms of this Section 16(h). In the event the Qualified Arbitrator (as defined below) determines that Landlord is obligated to reimburse Tenant for the reasonable expense necessary to perform the obligation of Landlord and Landlord does not pay such sum to Tenant within thirty (30) days of Landlord's receipt of such determination, Tenant's sole and exclusive remedy shall be to set off against the next monthly installment(s) of Base Rent, but in no event in excess of twenty-five percent (25%) of the monthly installment(s) of Base Rent, until such amount has been recovered in full. The parties agree that the Commercial Arbitration Rules of the American Arbitration Association shall apply and, if the dispute permits under said rules, the arbitration shall be expedited, but in any event shall be in accordance with the following:

(i) Within five (5) business days of demand by Tenant or Landlord for arbitration, the parties will attempt to mutually agree upon a Qualified Arbitrator (as hereinafter defined). A "Qualified Arbitrator" shall mean a retired New Jersey Superior Court judge or

Supreme Court Justice, or a retired judge of the Federal District Court of New Jersey. If the parties are unable to agree on the Qualified Arbitrator within said five (5) day period, either party may request the American Arbitration Association in Newark, New Jersey to appoint such Qualified Arbitrator meeting the above qualifications, and the Arbitration Association shall make such determination within ten (10) days of the request.

(ii) Within ten (10) business days of the appointment of the Qualified Arbitrator, Landlord and Tenant shall make written submissions to the Qualified Arbitrator. The Qualified Arbitrator must make its decision based on the provisions of the Lease as applied under New Jersey law and shall not have the power to add to, modify, detract from, or alter the provision of the Lease.

(iii) The Qualified Arbitrator shall render the decision within ten (10) days of the Qualified Arbitrator's receipt of the written submissions of the parties. Landlord and Tenant shall each pay the cost of their own attorneys and witnesses, if any, and shall share equally the costs of the Qualified Arbitrator. The decision of the Qualified Arbitrator shall be final and non-appealable, and may be enforced in any court of competent jurisdiction.

(iv) Landlord and Tenant shall each have the right to appear and be represented by counsel before the Qualified Arbitrator and to submit such data and memoranda in support of their respective positions with respect to the arbitration issue as may be reasonably necessary or appropriate in the circumstances; it being agreed that if a dispute shall arise as to whether any such data or memoranda is reasonable arises, the Qualified Arbitrator is hereby authorized to resolve same. In rendering any decision, the Qualified Arbitrator shall have no power to modify any of the provisions of this Lease, and the jurisdiction of Qualified Arbitrator is limited accordingly.

17. **Landlord's Right to Cure Defaults**. Landlord may, but shall not be obligated to, cure, at any time, without notice, any default by Tenant under this Lease; and whenever Landlord so elects, all costs and expenses thereby incurred by Landlord, including, without limitation, reasonable attorneys' fees and court costs, together with interest on the amount of costs and expenses so incurred at the Default Rate, shall be due and payable as Additional Rent upon demand by Landlord.

18. **Effect of Waivers of Default**. No consent or waiver, express or implied, by Landlord to or of any breach of any covenant, condition or duty of Tenant shall be construed as a consent or waiver to or of any other breach of the same or any other covenant, condition or duty. Failure of Landlord to insist upon the strict performance of any provisions of this Lease or to exercise any option or any rules and regulations herein contained shall not be construed as a waiver for the future of any such provision, rule or option. The receipt by Landlord of Rent with knowledge of the breach of any provision of this Lease shall not be deemed a waiver of such breach. No provision of this Lease shall be deemed to have been waived unless such waiver be in writing signed by Landlord. No waiver by Landlord in respect to one tenant shall constitute a waiver in favor or any other tenant in the Shopping Center.

19. **Security Deposit**. Simultaneously with the execution of this Lease, Tenant shall deposit with Landlord the sum of _Twenty Thousand Eight Hundred Thirty-three and 33/100

Dollars ($20,833.33) as security for the prompt, full and faithful performance by Tenant of each and every provision of this Lease and of all obligations of Tenant hereunder (the **"Security Deposit"**). No interest shall be paid to Tenant on the Security Deposit, and Landlord shall have the right to commingle the Security Deposit with Landlord's other funds. If Tenant fails to perform any of its obligations hereunder beyond the expiration of any applicable notice and cure period, Landlord may use, apply or retain the whole or any part of the Security Deposit for the payment of (i) any Annual Base Rent, Additional Rent or any other charges payable by Tenant under this Lease which Tenant may not have paid when due, (ii) any sum expended by Landlord on Tenant's behalf in accordance with the provisions of this Lease, and/or (iii) any sum which Landlord may expend or be required to expend by reason of Tenant's default. The use, application or retention of the Security Deposit, or any portion thereof, by Landlord shall not prevent Landlord from exercising any other right or remedy provided by this Lease or by law (it being intended that Landlord shall not first be required to proceed against the Security Deposit) and shall not operate as a limitation on any recovery to which Landlord may otherwise be entitled. If any portion of the Security Deposit is used, applied or retained by Landlord for the purposes set forth above, Tenant agrees, within ten (10) days after the written demand therefor is made by Landlord, to pay to Landlord the amount necessary to restore the Security Deposit to its original amount. If Tenant shall fully and faithfully comply with all of the provisions of this Lease, the Security Deposit, or any balance thereof, shall be returned to Tenant without interest within thirty (30) days after the expiration of the Term or upon any later date after which Tenant has vacated the Premises. The Security Deposit shall not be mortgaged, assigned or encumbered in any manner whatsoever by Tenant without the prior written consent of Landlord.

20. **Subordination**. Tenant agrees that the rights and interest of Tenant under this Lease shall be automatically subject and subordinate to the lien of any mortgages, deeds of trust, ground leases, underleases or other similar interests that are now or hereafter may be placed upon the Shopping Center or the Demised Premises and to any and all advances, renewals and extensions of the same. Notwithstanding the foregoing, any mortgagee may at any time subordinate its mortgage to this Lease, without Tenant's consent, by giving notice in writing to Tenant, and thereupon this Lease shall be deemed prior to such mortgage without regard to their respective dates of execution and delivery, and such mortgagee shall have the same rights with respect to this Lease as though this Lease had been executed prior to the execution and delivery of the mortgage and had been assigned to such mortgagee by Landlord. Tenant shall, within fifteen (15) days after Landlord's request, execute a commercially reasonable subordination agreement confirming the foregoing agreements.

21. **Attornment**. Tenant shall in the event of the sale or assignment of Landlord's interest in the Shopping Center or in the Demised Premises, or in the event of any proceedings brought for the foreclosure of, or in the event of exercise of the power of sale under any mortgage made by Landlord covering the Demised Premises, attorn to the purchaser or foreclosure mortgagee and recognize such purchaser or foreclosing mortgagee as Landlord under this Lease. Tenant shall, within fifteen (15) days after Landlord's request, execute a commercially reasonable attornment agreement confirming the foregoing agreements.

22. **Access to Premises**. Tenant agrees that Landlord, its agents, employees or servants or any person authorized by Landlord may, upon forty-eight (48) hours' prior written notice (except in the event of emergencies) enter the Demised Premises to inspect the condition

of the Demised Premises, to make such repairs, additions, improvements, changes or alterations to the Demised Premises or the Shopping Center as Landlord may elect to make, to perform utility monitoring and to exhibit the same to prospective purchasers of the Shopping Center, or to prospective tenants (provided that except in the case of an uncured Event of Default, Landlord shall not exhibit the Demised Premises to prospective tenants prior to the final twelve (12) months of the Term), and to place in and upon said Demised Premises at such places as may be determined by Landlord "for rent" signs or notices during the last ninety (90) days of the Term. Neither Tenant nor any person within Tenant's control shall interfere with such access, signs or notices. Such entry, inspection and repairs, additions, improvements, changes or alterations as Landlord may make to the Demised Premises or to the Shopping Center shall not constitute eviction of Tenant and the Rent reserved shall not abate while such work is being done by reason of loss or interruption of business of Tenant or otherwise. If Tenant or Tenant's agents or employees shall not be present or shall not permit entry into the Demised Premises at any time and for any reason when entry therein shall be necessary or permissible under this Lease, Landlord or Landlord's agents or employees may enter same by whatever means necessary without liability therefor and without in any manner affecting the obligations, covenants, terms or conditions of this Lease. Tenant shall be entitled to have a representative present during any entry of Landlord into the Demised Premises under this Lease, provided that if Landlord has delivered the requisite advance notice, the unavailability of Tenant's representative shall not be grounds for denying access. Landlord shall use commercially reasonable efforts to minimize any interference with Tenant's business during any such entry. Landlord shall be responsible for all damages resulting from the acts of its representatives, agents and contractors during any entry, and Landlord shall promptly restore the Demised Premises to its condition as existed prior to such entry.

23. **Accord and Satisfaction**. No payment by Tenant or receipt by Landlord of a lesser amount than the monthly Rent herein stipulated shall be deemed to be other than on account of the earliest stipulated Rent, nor shall any endorsement or statement on any check or any letter accompanying any check or payment as Rent be deemed an accord and satisfaction, and Landlord may accept such check or payment without prejudice to Landlord's right to recover the balance of such Rent or pursue any other remedy in the Lease provided.

24. **Assignment**.

(a) Tenant shall not assign, mortgage or encumber this Lease, in whole or in part, or sublet all or any part of the Demised Premises, without prior written notice to Landlord and without Landlord's prior written consent, not to be unreasonably withheld, conditioned or delayed. If Tenant is a corporation, limited partnership, limited liability company or other entity, any transfer, sale, pledge, or other disposition of the common stock, partnership or membership interest or other power to vote the majority (in excess of 50%) of the outstanding voting interests in such entity shall be considered an assignment of the Lease requiring prior written notification of Landlord and Landlord's written consent. Tenant shall pay to Landlord (together with any request for Landlord's consent to an assignment, sublease or other transfer) an amount equal to Landlord's costs of review and other administrative expenses incurred by Landlord in connection with such proposed transfer not to exceed $3,500. For the avoidance of doubt, it shall not be deemed unreasonable for Landlord to withhold its consent to any assignment to a proposed

assignee whose net worth is less than, at the time of the execution of this Lease or at the time of the proposed assignment, the net worth of the originally named Tenant herein.

(b) The notice to Landlord of any assignment or subletting shall not constitute a waiver of the necessity for such notice of any subsequent assignment or subletting. If this Lease is assigned or if the Demised Premises or any part thereof be occupied by anybody other than Tenant, Landlord may collect rent from the assignee or occupant and apply the net amount collected to the Rent herein reserved, but the same shall not be deemed as a consent to such assignment, underletting or occupancy, nor shall collection be deemed a waiver of this provision or the acceptance of the assignee, undertenant or occupant as tenant, or as a release of Tenant from further performance by Tenant of the provisions on its part to be observed or performed herein.

(c) Notwithstanding any assignment or sublease, Tenant shall remain fully and primarily liable hereunder and shall not be released from performing any of the terms of this Lease, except as otherwise specifically provided in this Lease. Furthermore, no assignment will be valid unless the assignee shall execute and deliver to Landlord an assumption of liability agreement in form reasonably satisfactory to Landlord, including an assumption by the assignee of all of the obligations of Tenant and the assignee's ratification of any agreement to be bound by all the provisions of this Lease; and no subletting will be valid unless Tenant and the subtenant have executed and delivered to Landlord a sublease agreement pursuant to which such subtenant agrees to be bound by the terms of this Lease.

(d) Notwithstanding the foregoing or anything to the contrary set forth in this Lease, Tenant shall have the right, with ten (10) days' prior notice to Landlord but without Landlord's consent, without charge, and without Landlord having any recapture right, to assign this Lease or sublet all or any portion of the Demised Premises: (i) to any entity owned 50% or more by Tenant or any of Tenant's owners or affiliates; (ii) in connection with the sale of all or substantially all of Tenant's assets or stock or membership interests; (iii) to the surviving entity in any merger, reorganization or consolidation or government action; (iv) to Tenant's franchisor or an affiliate of Tenant's franchisor; or (v) to any other party who as of the effective date of the assignment or sublease shall be a bona fide franchisee of Tenant's franchisor or an affiliate of Tenant's franchisor with at least two (2) years’ experience operating a restaurant with a liquor license. Any other assignment or subletting of this Lease shall require Landlord's prior consent, which shall not be unreasonably withheld, conditioned or delayed. In the event of any assignment of this Lease, if the assignee and/or its principals providing a guaranty in the form attached to this Lease as annual gross revenue of $50,000,000 or more and annual EBITDA of $7,000,000 or more as between assignee and/or the guarantor combined, both as demonstrated in an audited financial statement, Tenant and any then-existing guarantor of this Lease shall be released from any responsibility hereunder. Landlord shall not be entitled to any portion of any monies received by Tenant in connection with any assignment of this Lease or any sublease of the Demised Premises..

25. **<u>Broker's Commission</u>**. Landlord and Tenant represent and warrant that no broker or other party has a claim for brokerage commissions or finder's fees in connection with the execution of this Lease, other than the Broker identified in the Fundamental Lease Provisions, and Landlord and Tenant agree to indemnify each other against and hold each other

harmless from all liabilities arising from any such claim, including cost of counsel fees. Landlord shall pay any fee or commission due Broker pursuant to separate agreement between Landlord and Broker.

26. **Captions**. The captions, numbers and index appearing herein are inserted only as a matter of convenience and are not intended to define, limit, construe or describe the scope or intent of any paragraph, nor in any way affect this Lease.

27. **Covenant to Bind Successors**. Subject to the limitations on assignment in **Section 24**, it is agreed that the provisions, covenants and conditions of this Lease shall be binding on the successors and assigns of the respective parties hereto.

28. **Entire Agreement, Etc.** This Lease and the exhibits, riders and/or addenda if any attached set forth the entire agreement between the parties. Any prior conversations or writings are merged herein and extinguished. No subsequent amendment to this Lease shall be binding upon Landlord or Tenant unless reduced to writing and signed. Submission of this Lease for examination does not constitute an option for the Demised Premises and becomes effective as a Lease only upon execution and delivery thereof by Landlord to Tenant. If any provision contained in a rider or addenda is inconsistent with any other provision of this Lease, the provision contained in said rider or addenda shall supersede said other provision.

29. **Force Majeure**. Either party to this Lease shall be excused for the period of any delay in the performance of any obligations hereunder, other than the payment of Rent or other sums due under this Lease, when prevented from so doing by cause or causes beyond such party's control which shall include, without limitation, all labor disputes, civil commotion, war, war-like operations, invasions, rebellion, hostilities, military or usurped power, sabotage, governmental regulations or controls, fire or other casualty, unusual weather conditions, inability to obtain any materials, services or financing, interruptions to transportation, or through acts of God, any actual or threatened health emergency, including, but not limited to, epidemics, pandemic, famine, disease, plague, quarantine, and other health risk, including, but not limited, to health risks declared or recognized by the Centers for Disease Control, the World Health Organization, any governmental authority or other similar body or, for a period not to exceed sixty (60) days, inability to obtain governmental permits provided Tenant is using commercially reasonable diligent efforts to obtain such governmental permits. In no event shall insufficiency of funds required to perform any term, covenant or condition of this Lease be considered to constitute Force Majeure.

30. **Governing Laws**. The laws of the State in which the Shopping Center is located shall govern the validity, performance and enforcement of this Lease, without application of conflict of law principles; however, the invalidity or unenforceability of any provision of this Lease shall not affect or impair the validity of any other provision.

31. **Inability to Give Possession**. If Landlord is unable to give Tenant possession of the Demised Premises as herein provided by reason of any cause beyond the control of the Landlord, Landlord shall not be liable in damages to Tenant therefor, except as otherwise specifically provided in this Lease, and during the period that Landlord is unable to give possession, all rights and remedies of both parties hereunder shall be suspended.

32. **Notices**. Whenever under this Lease a provision is made for any demand, notice or declaration of any kind, or where it is deemed desirable or necessary by either party to give or serve any such notice, demand or declaration to the other, it shall be in writing sent by reputable overnight delivery service or certified mail with postage prepaid, return receipt requested, to the addresses set forth in the Fundamental Lease Provisions. Such notices, demands or declarations shall be deemed sufficiently served or given for all purposes hereunder when received or rejected, or upon inability to deliver because of a changed address of which no notice was given. Notices for any party may be given by any attorney for such party.

33. **Quiet Enjoyment**. Tenant, upon observing and keeping all covenants, agreements and conditions of this Lease on its part to be kept, shall quietly have and enjoy the Demised Premises during the term of this Lease without hindrance or molestation by anyone claiming by or through Landlord, subject, nevertheless, to the terms of this Lease and to any mortgage, ground lease or other matters to which the title of the Shopping Center, and the land on which the Shopping Center is located, is subject.

34. **Recording**. Tenant shall not record this Lease but will, at the request of Landlord, execute a memorandum or notice thereof in recordable from satisfactory to both the Landlord and Tenant specifying the date of commencement and expiration of the Term of this Lease and other information required by statute. Landlord may then record said memorandum or notice of Lease, the costs of recording to be paid by Tenant.

35. **Relationship of Parties**. Nothing contained in this Lease shall be deemed or construed by the parties hereto or by any third party to create the relationship of principal and agent or of partnership or of joint venture or of any association whatsoever between Landlord and Tenant, it being expressly understood and agreed that neither the method of computation of Rent nor any of the other provisions contained in this Lease, nor any act or acts of the parties hereto, shall be deemed to create any relationship between Landlord and Tenant other than the relationship of Landlord and Tenant.

36. **Rules and Regulations**. Tenant shall comply at all times with the rules and regulations for the Shopping Center set forth in **Exhibit "G"** attached hereto, as the same may be reasonably amended, modified, supplemented or replaced by Landlord from time to time. Such rules and regulations shall not be enforced in a discriminatory manner.

37. **No Personal Liability**. Notwithstanding anything contained herein to the contrary, Tenant agrees that Landlord shall have no personal liability with respect to any of the provisions of this Lease and Tenant shall look solely to the estate and property of Landlord in the Shopping Center and the rents and profits therefrom for the satisfaction of Tenant's remedies, including, without limitation, the collection of any judgment or the enforcement of any other judicial process requiring the payment or expenditure of money by Landlord in the event of any default or breach by Landlord with respect to any of the terms and provisions of this Lease to be observed and/or performed by Landlord, subject, however, to the prior rights of any holder of any mortgage, deed of trust, deed or other security interest covering all or part of the Shopping Center, and no other assets of Landlord or any principal of Landlord shall be subject to levy, execution or other judicial process for the satisfaction of Tenant's claim. In the event Tenant obtains a judgment against Landlord, the judgment docket shall be so noted. In

the event of the sale or other transfer of Landlord's estate, right, title and interest in the Premises or the Shopping Center (except in the case of a sale-leaseback financing transaction in which Landlord is the lessee), Landlord shall transfer and assign to such purchaser or transferee any security deposit which may then be held by Landlord pursuant to this Lease, and Landlord thereupon and without further act by either party hereto shall be released from all liability and obligations hereunder derived from this Lease arising out of any act, occurrence or omission relating to the Premises or this Lease accruing after the date of such transfer. Except for Landlord's right to collect consequential or indirect damages in connection with a holdover by Tenant after the end of the Term, or any Extension Period, Landlord and Tenant agree that as to the other, Landlord and Tenant shall not have any right to sue for or collect, and Landlord and Tenant shall never have any liability or responsibility whatsoever for, any consequential, punitive or indirect damages including, without limitation, lost profits, whether proximately or remotely related to any default of the other under this Lease or any act, omission or negligence of Tenant or Tenant's agents, contractors or employees, or of Landlord, its agents, contractors or employees, as the case may be, and Landlord and Tenant hereby waive any and all such rights. This **Section 37** shall inure to the benefit of Landlord's successors and assigns and their respective principals, and shall survive the expiration or termination of this Lease.

38. **Consent**. In the event that Landlord unreasonably withholds, conditions or delays consent or approval, whenever such consent or approval of Landlord is required under the terms of this Lease to not be unreasonably withheld, conditioned or delayed, Tenant's sole remedy shall be an action for specific performance, and Landlord shall not be liable for damages.

39. **Estoppel Certificates**. Within ten (10) days after request by Landlord, Tenant shall certify in writing, on a form prepared by Landlord, such matters concerning this Lease as Landlord may reasonably request. Within ten (10) days after Tenant's request, Landlord shall deliver a certificate in form and substance substantially similar to that set forth above at no cost to Tenant. In addition, upon request of Landlord, but not more than one (1) time per calendar year, and solely in connection with the sale or refinancing of the Shopping Center, Tenant shall provide to Landlord such financial information regarding Tenant and any guarantors of this Lease as Landlord or its lenders may reasonably request, which may include, without limitation, balance sheets, income statements and all notes thereto.

40. **Holdover**. If Tenant or any party claiming under Tenant remains in possession of the Premises or any part thereof after any termination of this Lease, no tenancy or interest in the Premises shall result therefrom but such holding over shall be an unlawful detainer and all such parties shall be subject to immediate ouster and removal, and Tenant shall pay upon demand to Landlord during any period which Tenant shall hold the Premises after the Term has expired, as liquidated damages, a sum equal to all Additional Rent provided for in this Lease plus an amount computed at the rate of one hundred twenty-five percent (125%) of the Annual Base Rent for the first month, one hundred fifty percent (150%) for the second month and two hundred percent (200%) for the third month plus all damages incurred by Landlord arising by reason of any holdover. If such holding over is with Landlord's written consent, Tenant shall be deemed a tenant from month-to-month; otherwise, Tenant shall be a tenant-at-sufferance.

41. **Intentionally Deleted**.

42. **Offer and Required Approval**. The submission of this Lease for examination does not constitute an offer to lease, or a reservation of or option for the Demised Premises, and this Lease becomes effective only upon execution and delivery thereof by Landlord and Tenant.

43. **Parking**. Subject to the terms of this Lease, to the extent not prohibited or restricted under any laws, codes, ordinances, or restrictions binding upon the Shopping Center, or under any other leases for space in the Shopping Center, Tenant shall have the right to install signage on the four (4) parking spaces identified as "Short Term Parking Spaces" on **Exhibit "A" – Part 1** attached hereto, which signs shall indicate that such parking spaces shall be reserved for "Buffalo Wild Wings Pickup-Takeout Only - 15 Minute Max" only, of which spaces Tenant shall have the exclusive right to use; provided, however, in the event any other tenant or occupant of the Shopping Center has the right under the terms of its lease to require that Landlord remove such signs, Tenant shall promptly remove such signs, at Tenant's sole cost and expense. In addition, if any governmental or quasi-governmental authority requests or requires that Tenant remove such signs, Tenant shall promptly remove such signs. All parking within the Shopping Center (other than in the Excluded Parcels) shall be available free of charge for use by Tenant, its employees, agents and customers / clients. Landlord also agrees not to locate any short-term parking serving any other tenant within twenty (20) feet of Tenant's main entrance. Notwithstanding the foregoing, Landlord shall have the right to dedicated parking for the exclusive use of other tenants, so long as such exclusive parking is greater than twenty (20) feet from Tenant's main entrance.

44. **Exclusive**. For so long as (i) this Lease shall remain in full force and effect, (ii) there shall not exist any uncured Event of Default on the part of Tenant hereunder, and (iii) Tenant shall have opened and shall be continuing to operate the Premises as a Buffalo Wild Wings, subject to Permitted Closures, then Landlord shall not license, sell, lease or otherwise transfer or grant any property in the Shopping Center to: (x) another Sports Bar (as hereinafter defined), or (y) a restaurant and/or bar which serves bone-in and/or boneless chicken wings, chicken fingers, chicken strips or chicken tenders as a Primary Menu Item (as hereinafter defined) (x and y collectively, **"Tenant's Exclusive Use"**). **"Sports Bar"** shall mean a full-service restaurant primarily focused on serving food and alcoholic beverages while simultaneously providing entertainment through live or recorded sports broadcasts on multiple screens. **"Primary Menu Item"** shall mean an item that makes up at least thirty percent (30%) of a restaurant's menu items. Tenant's Exclusive Use shall not apply to (a) the Excluded Parcels, (b) any existing or future supermarket operating in the Shopping Center, and (c) any existing tenant in the Shopping Center (d) any future tenant leasing 10,000 square feet or more in the Shopping Center. Notwithstanding the foregoing, for so long as (x) this Lease shall remain in full force and effect, (y) there shall not exist any uncured Event of Default on the part of Tenant hereunder, and (z) Tenant shall have opened and shall be continuing to operate the Premises as a Buffalo Wild Wings, subject to Permitted Closures, if an existing tenant or operator of the Shopping Center requests Landlord's approval to change its use in a way that would violate Tenant's Exclusive Use, Landlord shall withhold its consent to such change if Landlord is permitted to withhold its consent under such party's lease or other operating agreement.

If Landlord violates Tenant's Exclusive Use ("**Landlord Violation**") and such violation is not cured within sixty (60) days after receipt of Tenant's written notice to Landlord of such

violation, then Tenant shall have, as its sole remedy, the right to elect to reduce all not yet due and payable Annual Base Rent by fifty percent (50%) ("Alternative Rent"). If such Landlord Violation is not cured within three hundred sixty-five (365) days after Tenant commences payment of Alternative Rent, Tenant shall have the one-time right to terminate this Lease upon written notice to Landlord given within thirty (30) days after the expiration of such three hundred sixty-five (365) period (such thirty (30) day period referred to herein as the "**Termination Notice Period**"). If Tenant elects to so terminate the Lease within the Termination Notice Period, this Lease shall terminate as of the last day of the Termination Notice Period and neither party shall thereafter have any obligations hereunder. If Tenant fails to terminate the Lease during the Termination Notice Period, then Tenant's termination right for such particular Landlord Violation shall be null and void and Tenant shall resume payment of full Annual Base Rent as of the date immediately following the expiration of the Termination Notice Period, and Tenant shall thereafter have no right to reduce Annual Base Rent or have any other remedy for such particular Landlord Violation.

Notwithstanding anything contained herein to the contrary, if, in violation of its lease or occupancy agreement with Landlord, a tenant or occupant of the Shopping Center violates the provisions of this Article 44 (such tenant or occupant being herein known as a "**Rogue Tenant**"), then Landlord shall, following receipt of written notice from Tenant, use commercially reasonable efforts to cause (including, but not limited to, the institution and good faith and diligent prosecution of appropriate legal action (but not appeals) against the Rogue Tenant in a court of competent jurisdiction ("**Rogue Tenant Action**")) such Rogue Tenant to cease violating the provisions of this Article 44. If Landlord fails to commence and diligently prosecute the Rogue Tenant Action within ninety (90) days after receipt of Tenant's written notice, Tenant shall have, as its sole remedy, the right to elect to reduce all not yet due and payable Annual Base Rent by fifty percent (50%) until the date upon which Landlord commences the Rogue Tenant Action. Tenant shall resume payment of full Annual Base Rent as of the date immediately following the commencement of such Rogue Tenant Action, and Tenant shall thereafter have no right to reduce Annual Base Rent or have any other remedy for such particular Rogue Tenant, provided that Landlord continues to use good faith and diligent efforts to prosecute such Rogue Tenant Action. If Landlord subsequently fails to continue to use good faith and diligent efforts to prosecute such Rogue Tenant Action, Tenant shall have, as its sole remedy, the right to elect to reduce all not yet due and payable Annual Base Rent by fifty percent (50%) until the date upon which Landlord is again using diligent efforts to prosecute such Rogue Tenant Action. Notwithstanding the foregoing, nothing herein shall obligate Landlord to appeal an adverse decision.

This exclusive shall automatically terminate and be of no further force or effect if the use of the Premises is otherwise changed (or if operations cease, whether or not such cessation of operations is permitted by this Lease) from use as a Buffalo Wild Wings, or such other trade name as the majority of other locations operating under the Trade Name in the State of New Jersey are changed to.

45. **Intentionally Deleted**.

46. **Outdoor Seating Area**. In addition to the Premises shown on **Exhibit "A" – Part 1** and subject to the terms and conditions set forth below and Tenant obtaining, at its sole cost and expense, all licenses, permits and approvals required by the applicable governmental

authorities, Tenant shall be permitted to use that portion of Common Area designated by Landlord (the "**Outdoor Seating Area**") for the service of food and beverages to patrons of Tenant's restaurant and for no other purpose, and shall be further permitted to place coolers and utilize the existing dumpster enclosure, all as generally depicted on **Exhibit "A" – Part 2** attached hereto. The Outdoor Seating Area shall be for the exclusive use of Tenant and its invitees, subject to any applicable governmental approvals.

Tenant, at its sole cost and expense, may place tables, chairs and umbrellas in the Outdoor Seating Area in such number and arrangement as may be approved by Landlord (not to be unreasonably withheld, delayed or conditioned), provided that Landlord shall not withhold its consent if the same is in compliance with Exhibit "A" – Part 2 attached hereto; provided, however, in no event shall ingress, egress and access for use by individuals with disabilities be unreasonably impaired. Landlord shall further have the sole right to approve (not to be unreasonably withheld, delayed or conditioned) the color and quality of all dining tables and chairs and other items placed in the Outdoor Seating Area by Tenant to ensure that no such items distract from the first-class appearance of the Shopping Center. Prior to placing any tables and chairs and other items in the Outdoor Seating Area, Tenant shall submit to Landlord for written approval (not to be unreasonably withheld, delayed or conditioned) a fully-dimensioned plan specifying the exact number and location of the proposed tables and chairs and other items to be placed in such area, indicating all specifications as to the size, materials, colors, etc.

Tenant shall, at its sole cost and expense, obtain all licenses, approvals and permits (including any Health Department Permits) required for Tenant's permitted use of the Outdoor Seating Area and shall comply with all laws, orders and regulations relating to the use of the Outdoor Seating Area. Any barrier that may be required as a condition to the use of the Outdoor Seating Area shall be installed by Tenant at its sole cost and expense. Prior to placing any barrier around the Outdoor Seating Area, Tenant shall submit to Landlord for written approval (not to be unreasonably withheld, delayed or conditioned) a fully-dimensioned plan specifying all materials, location and dimensions.

Tenant shall also comply with all Shopping Center rules and regulations that may reasonably be issued by Landlord on a non-discriminatory basis from time to time with respect to Tenant's use of the Outdoor Seating Area. Tenant further acknowledges and agrees that the insurance and indemnification requirements of Tenant as set forth in this Lease shall also include the business operations of Tenant in the Outdoor Seating Area.

Tenant shall clean the Outdoor Seating Area on a daily basis and maintain the Outdoor Seating Area in a neat, clean, safe and sanitary condition. Landlord shall have no obligation to maintain the Outdoor Seating Area, or for the security and safety of the Outdoor Seating Area, all of which Tenant hereby assumes. However, in addition to all sums otherwise payable for the Common Areas pursuant to this Lease, if Landlord incurs extra costs and expenses to keep Tenant's Outdoor Seating Area in a neat, clean, safe and sanitary condition, Tenant agrees to pay Landlord, as additional rent, all reasonable, out-of-pocket costs and expenses incurred by Landlord to maintain the Outdoor Seating Area in such condition.

47. **Liquor License Contingency**. Tenant shall use commercially reasonable diligent efforts to obtain a Plenary Retail Consumption License for the sale and consumption of alcohol

within the Premises, and all related governmental permits and approvals from the applicable governmental agencies (the "**Liquor License**"), within one hundred eighty (180) days of the mutual execution and delivery of this Lease (the "**Liquor License Procurement Period**"). If Tenant has used commercially reasonable and diligent efforts and still is unable to obtain a Liquor License before the expiration of the Liquor License Procurement Period, then Tenant shall have the right to terminate this Lease on written notice to Landlord, provided that Landlord is in receipt of such termination notice within ten (10) days after the expiration of the Liquor License Procurement Period, time being of the essence. Notwithstanding the foregoing, if Tenant shall not have entered into a binding contract to purchase a Liquor License, and presented Landlord with a copy of such binding contract or other reasonable evidence thereof, within forty (40) days of the mutual execution and delivery of this Lease, then Landlord shall have the right to terminate this Lease.

48. **Guaranty**. In order to induce Landlord to execute this Lease, Tenant shall deliver, at the time of execution of this Lease, a guaranty of the obligations of Tenant hereunder by The Munson Buffalo Restaurant Group, in the form attached hereto as **Exhibit "H"**.

49. **Flood Risk Notice**. Simultaneously with the execution and delivery of this Lease, Tenant and Landlord shall execute that certain Flood Risk Notice in the form attached hereto as **Exhibit "I"**.

50. **Addendum to Lease**. This Lease is contingent upon execution of the Franchisor's Addendum to Lease attached hereto as **Exhibit "J"** by Landlord and Tenant.

51. **Counterpart Execution**. This Lease may be executed in two or more counterparts, each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute the agreement when a duly authorized representative of each party has signed a counterpart. The parties intend to sign and deliver this Lease by electronic or facsimile transmission. Each party agrees that the delivery of this Lease by electronic (including "pdf") or facsimile transmission shall have the same force and effect as delivery of original signatures and that each party may use such electronic or facsimile signatures as evidence of the execution and delivery of this Lease by all parties to the same extent that an original signature could be used.

52. **Tenant's Property**. All trade fixtures and apparatus (as distinguished from leasehold improvements, which shall be the property of Landlord) owned by Tenant and installed in the Premises by Tenant at its expense shall remain the property of Tenant and shall be removable at any time, including upon the expiration of the Term; provided Tenant shall not at such time be in default of any terms or covenants of this Lease beyond the expiration of any applicable notice and cure periods; and provided further that Tenant shall repair any damage to the Premises caused by the removal of said trade fixtures and apparatus. Landlord shall not take any interest in Tenant's assets, nor file any UCC or other financing document against Tenant's property. Landlord hereby disclaims, releases and subordinates any interest that Landlord may have in Tenant's goods, trade fixtures, furniture, equipment and other personal property and agrees to execute any reasonable disclaimer and consent requested by Tenant or its lender. From time to time, Landlord, at no cost to Tenant, shall provide Tenant with a signed Landlord lien waiver, in a form reasonably acceptable to Landlord, within ten (10) days after Tenant's

written request.

-SIGNATURE PAGE TO FOLLOW-

IN WITNESS WHEREOF, the parties hereto have hereunto set their hands and seals the day and year first above written.

LANDLORD:

OASG HAZLET, LLC,
a Delaware limited liability company

Witness: [signature]
Print: Patricia Glen

By: [signature]
Name: John A. Saraceno, Jr.
Title: Authorized Signatory

TENANT:

MUNSON OF HAZLET WINGS LLC,
a New Jersey limited liability company

Witness: [signature]
Print: Sarai Marie Vazquez

[signature]
Name: Jack litman
Title: Member

List of Exhibits

Exhibit "A"	Part 1 – Site Plan of Shopping Center & Demised Premises; No Build Zone; Location of Short Term Parking Spaces; Location of Tenant's Dedicated Pylon Sign Part 2 – Prototype Interior Floorplan; Outdoor Seating Area Part 3 – Excluded Parcels Part 4 – Pylon Sign Depiction
Exhibit "B"	Description of Shopping Center
Exhibit "C"	Landlord's Work
Exhibit "D"	Commencement Certificate
Exhibit "E"	Exclusive Uses and Restrictions
Exhibit "F"	Intentionally Deleted
Exhibit "G"	Rules and Regulations
Exhibit "H"	Guaranty Agreement
Exhibit "I"	Flood Risk Notice

EXHIBIT "A" – Part 1

Site Plan of Shopping Center & Demised Premises; No Build Zone; Location of Tenant's Dedicated Pylon Sign

The Shopping Center as shown hereon may be expanded or reduced as Landlord determines, in its sole discretion, subject to the terms of the Lease. Landlord hereby reserves the right at any time to make alterations or additions to and to build additional stories on the Shopping Center and to add additional lands and/or buildings to the Shopping Center. Landlord also reserves the right to construct other buildings and improvements in the Shopping Center from time to time, to make alterations thereof or additions thereto, to demolish, alter, renovate make additions to any buildings or improvements located in the Shopping Center, or to subdivide all or any portion of the Shopping Center, subject to the terms of the Lease. Nothing depicted on Exhibit "A" – Part 1 shall limit or prevent Landlord from effecting any of the foregoing.



Tenant's Dedicated Pylon Sign
PREMISES
No Build Zone
PRELIMINARY
NOT FOR CONSTRUCTION
N.J.S.H. ROUTE NO. 35
BETHANY ROAD
B-H ZONE
R-70 ZONE
TALLEN DRIVE
BROOKLAWN DRIVE
ASHLEIGH DRIVE
PRD ZONE
R-125 ZONE
B-P-3 ZONE
21A
21B
21C
21D
21E
21F
20
19
18 Quest
17 SALLY BEAUTY
16 Great Clips
15
14
13
12 SUBWAY
11
10
9
8
7
6
5A
5
4 GameStop
3
2C
2B ALDI
1C urbanAir
1B Burlington
1A planet fitness
Wawa

EXHIBIT "A" – Part 1

6719773v2

EXHIBIT "A" – Part 2

Prototype Interior Floorplan; Outdoor Seating Area



15'-3"
92'-3"
UTILITY
TRASH
RESTROOMS
DINING "A"
101 SEATS
KITCHEN
DINING "B"
30 SEATS
DINING "C"
27 SEATS
VIP
11 SEATS
INSIDE
COOLER
BAR
22 SEATS
DINING "D"
(DUGOUT)
19 SEATS
EXTERIOR
COOLERS
TAKE-OUT
PATIO
52 SEATS
25'-4"
22'-1"
21'-8"
2'-9"
71'-9"
57'-1"
14'-7"
12'-9"
38'-5"
55'-10"

CENTER STAGE PROTOTYPE 6K - FLOORPLAN

SEATING	
INTERIOR	177 SEATS
PATIO	52 SEATS
TOTAL	262 SEATS

AREA	
LEASABLE	5,877 S.F.
NONLEASABLE	
- EXTERIOR COOLERS	276 S.F.
- PATIO	812 S.F.
TOTAL BUILDING AREA (NOT INCLUDING EXTERIOR COOLERS)	6,689 S.F.

PARKING
125 PARKING SPACES PREFERRED ON SITE

TYPICAL UTILITIES
2" DOMESTIC WATER LINE
6" SANITARY SEWER LINE INVERT -4'-0" BELOW SLAB
6" GREASE WASTE LINE INVERT -4'-6" BELOW SLAB
1,500 GALLON MINIMUM GREASE INTERCEPTOR
2 PSI MINIMUM PRESSURE NATURAL GAS
800 AMP, 120/208 V, 3 PHASE, 4 WIRE ELECTRICAL SERVICE
(3) 3/4" CONDUITS FOR PHONE/ CABLE SERVICE

BUFFALO WILD WINGS

EXHIBIT "A" – Part 3

Excluded Parcels


Excluded Parcel
N.J.S.H. ROUTE NO. 35
PROPOSED LOT 1.01
PROPOSED LOT 1
MONASCUNK BROOK
BETHANY ROAD
ASHLEIGH DRIVE
TALLEN DRIVE
BROOKLAWN DRIVE
LEGEND:
GRAPHIC SCALE
SCALE : 1" = 60'

EXHIBIT "A" – Part 2

6719773v2

ME1 51271674v.8

EXHIBIT "A" – Part 4

PYLON DEPICTION



FRIDAYS
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EXHIBIT "B"

Description of Shopping Center

Real property in the Township of Hazlet, County of Monmouth, State of New Jersey, described as follows:

Beginning at a point in the northwesterly line of Bethany Road, said point being the following two courses and distances from intersection of said line of Bethany Road with the northeasterly line of the New York and Long Branch Railroad (100 foot right-of-way):

(a) North 35 degrees 30 minutes 00 seconds East, 567.94 feet to an angle point in the same; thence

(b) North 54 degrees 30 minutes 00 seconds West, 23.50 feet to the true point and place of Beginning; from thence running

(1) North 54 degrees 30 minutes 00 seconds West, 186.50 feet to a point; thence

(2) North 35 degrees 30 minutes 00 seconds East, 75.00 feet to a point; thence

(3) North 54 degrees 30 minutes 00 seconds West, 660.00 feet to a point; thence

(4) North 35 degrees 30 minutes 00 seconds East, 129.50 feet to a point; thence

(5) North 54 degrees 30 minutes 00 seconds West, 241.08 feet to a point; thence

(6) North 30 degrees 25 minutes 00 seconds East, 550.00 feet to a point; thence

(7) North 59 degrees 35 minutes 00 seconds West, 18.00 feet to a point; thence

(8) North 30 degrees 25 minutes 00 seconds East, 312.66 feet to a point in the southerly line of New Jersey State Highway Route No. 35 (width varies); thence

(9) Along said southerly line of New Jersey State Highway Route No. 35, along a curve deflecting to the right, having a radius of 1863.08 feet, an arc length of 127.24 feet to a point in the same; thence

(10) Still along the same, South 43 degrees 46 minutes 00 seconds East, 540.09 feet to a point of curvature; thence

(11) Still along the same, in an easterly direction, along a curve deflecting to the left, having a radius of 1479.67 feet, an arc length of 217.07 feet to a point; thence

(12) South 37 degrees 10 minutes 23 seconds West, 243.00 feet to a point; thence

(13) South 49 degrees 41 minutes 37 seconds East, 291.52 feet to a point in the northwesterly line of Bethany Road; thence

(14) South 23 degrees 59 minutes 08 seconds West, 107.80 feet to a point in the same; thence

(15) Still along Bethany Road, South 22 degrees 13 minutes 13 seconds West, 22.72 feet to a point in the same; thence

(16) Still along the northwesterly line of Bethany Road, South 35 degrees 30 minutes 00 seconds West, 9.57 feet to a point; thence

(17) North 54 degrees 30 minutes 00 seconds West, 126.50 feet to a point; thence

(18) South 35 degrees 30 minutes 00 seconds West, 363.03 feet to a point; thence

(19) South 54 degrees 30 minutes 00 seconds East, 126.50 feet to a point in the northwesterly line of Bethany Road; thence

(20) Along the northwesterly line of Bethany Road, South 35 degrees 30 minutes 00 seconds West, 60.00 feet to the point and place of Beginning.

The above description is drawn in accordance with a survey made by Abbington Associates, Inc. dated 03/25/2008, last revised 05/05/08.
Together with those beneficial rights appurtenant to the above land as set forth in the following:
1.) Sewer easement recorded in Deed Book 3727, Page 14.
2.) Sanitary sewer easement recorded in Deed Book 5067, Page 104.
3.) Cross Easement recorded in Deed Book 5067, Page 109.
4.) Agreement for cross easement and sanitary sewer easement recorded in Deed Book 5067, Page 113.

NOTE FOR INFORMATION: Being Lot(s) 1, 1.01, Block 239, Tax Map of the Township of Hazlet, County of Monmouth.

EXHIBIT "C"

Landlord's Work

Landlord's Work shall include the following:

1. The existing grease trap shall be emptied.

EXHIBIT "D"

Commencement Certificate

The undersigned, as Tenant under that certain Retail Lease (hereinafter called the "Lease") dated as of ____________________, 202_, made and entered into between OASG Hazlet, LLC, as Landlord, and the undersigned, as Tenant, hereby ratifies the Lease and certifies that:

1. the undersigned has accepted possession of and entered into occupancy of the Premises;

2. the GLA in the Premises is 7,558 square feet;

3. the Lease is in full force and effect and has not been assigned, modified, supplemented or amended in any way, subsequent to the lease execution date above, except ___________________________;

4. the Lease represents the entire agreement between the parties as to such leasing;

5. the Rent Commencement Date of the Lease is ____________________;

6. the Tenant opened its business in the Premises to the public on _______________;

7. the date of the expiration of the Rent Term pursuant to Article 3 of the Lease is ____________________;

8. all conditions of the Lease to be performed by Landlord and necessary to the enforceability of the Lease have been satisfied except ___________________.

9. to Tenant's knowledge, there are no defaults by either Landlord or Tenant under the Lease;

10. no rents have been, nor will be, paid or prepaid, other than as provided in the Lease;

11. to Tenant's knowledge, on this date there are no existing defenses or offsets which the undersigned has against the enforcement of the Lease by Landlord; and

12. the Lease is subordinate to the lien of any mortgage on the Premises which Landlord has given or hereafter gives.

In addition to the above certifications, Tenant has forwarded to Landlord all of the following documents relating to work that has been performed by Tenant or Tenant's Contractor in the Premises:

1. An affidavit from Tenant's general contractor that all work in the Premises has been fully completed in accordance with the Plans as approved by Landlord and that all subcontractors, laborers and materialmen engaged in supplying materials for the work have been paid in full.

2. Properly executed and acknowledged Releases of Mechanic's Liens (reasonably satisfactory to Landlord as to form and substance) with respect to the Premises executed by Tenant's general contractor and by every subcontractor and supplier of labor and materials in excess of $20,000.00 engaged in the work.

3. A set of approved "as-built" drawings and specifications for the work done by Tenant, prepared and sealed by Tenant's architect, together with a complete set of Tenant's "as built" sprinkler plans.

4. A copy of the Statement of Occupancy from the Township of Hazlet and County of Monmouth, New Jersey.

All terms used herein are defined in the Lease and shall have the same meaning when used herein.

TENANT:
MUNSON OF HAZLET WINGS LLC

By:___________________________

Title:__________________________

(CORPORATE SEAL)

Attest:_________________________

Title:_________________________

EXHIBIT "E"

Hazlet Town Center
Existing Exclusive Uses

ALDI

6. **RESTRICTIVE COVENANTS**

6.1 Restricted Uses.

(a) Subject to Section 6.2 below, Landlord agrees that until the end of the Term, or any continuations or extensions thereof, no portion of the Center (other than the Premises) will be leased, used or occupied for the operation of a Retail Grocery Store (the "**Exclusive Use**"). The term "**Retail Grocery Store**" means a supermarket, meat market, grocery store, fruit and vegetable store or stand, frozen or otherwise processed food store, Dollar Stores, and any other store where more than 50 grocery items are sold for off-premises consumption. The term "Retail Grocery Store" shall not include a delicatessen, or any restaurant wherein prepared food is sold for on-premises consumption or for "take-out" consumption. In addition, the following are not restricted by the Exclusive Use: (i) a water ice, ice cream or other dessert store, (ii) a national/regional drug store or pharmacy, (iii) a health and beauty aids store that does not use more than 1,000 square feet of its space for the sale of food for off-premises consumption, (iv) a vitamin or health supplements store that does not use more than 1,000 square feet of its space for the sale of food for off-premises consumption, (v) a convenience store (such as, without limitation, Wawa or Quik Check); or (vi) a so-called dollar store (such as, without limitation, Dollar Tree and Family Dollar) so long as such dollar store does not use more than 1,000 square feet of its premises for the sale of food for off-premises consumption.

Xue Xing Chen (Xing Wok)

TENANT'S EXCLUSIVE USE:

2A. (a) Provided (i) this Lease is in full force and effect, (ii) Tenant is in possession of the Premises and, from and after the Rent Commencement Date, is open and operating same as a Japanese and Chinese take-out restaurant, and (iii) Tenant is not in default under this Lease, then and in such event Landlord agrees that it will not enter into a lease of other space within the Shopping Center which authorizes or permits the operation of a Japanese and/or Chinese restaurant (the "Exclusive Covenant").

(b) Tenant agrees to defend, indemnify and hold Landlord harmless from and against any claims, damages (including punitive or other exemplary damages), costs and attorneys' fees which Landlord may suffer or incur as a result of, or in any way arising out of, the Exclusive Covenant. The foregoing indemnification shall include, without limitation, the alleged violation of any federal or state anti-trust law or similar statute.

(c) The Exclusive Covenant shall lapse and be of no further force or effect in the event any action or proceeding is commenced against Landlord under a federal or state anti-trust law or similar statute based on the Exclusive Covenant and the Exclusive Covenant is held to be invalid or illegal by any court, statute or agency.

(d) Notwithstanding that the Exclusive Covenant shall lapse pursuant to subsection (c) above, subsection (b) shall remain in full force and effect.

(e) This Exclusive Covenant shall not apply to (I) existing tenants in the Shopping Center as of the date of this Lease who have the right under their leases to use their premises which may violate this Exclusive Covenant; (II) leases in existence as of the date of this Lease which permit tenants in the Shopping Center to assign their leases or sublease their premises for uses which may violate this Exclusive Covenant based on the fact that the use clauses in such assigned leases permit any lawful use or a use that may violate this Exclusive Covenant; and (III) present and/or future assignees/subtenants who occupy their premises by virtue of a lease which permits uses which may violate this Exclusive Covenant.

Hazlet Family Dentistry

TENANT'S EXCLUSIVE USE:

2A. (a) Provided (i) this Lease is in full force and effect, (ii) Tenant is in possession of the Premises and, from and after the Commencement Date, is open and operating same as a dental office, and (iii) Tenant is not in default under this Lease, then and in such event Landlord agrees that, from and after the execution of this Lease, it will not enter into a lease of other space within the Shopping Center for use as a dental office (the "Exclusive Covenant").

(b) Tenant agrees to defend, indemnify and hold Landlord harmless from and against any claims, damages (including punitive or other exemplary damages), costs and attorneys' fees which Landlord may suffer or incur as a result of, or in any way arising out of, the Exclusive Covenant. The foregoing indemnification shall include, without limitation, the alleged violation of any federal or state anti-trust law or similar statute.

(c) The Exclusive Covenant shall lapse and be of no further force or effect in the event any action or proceeding is commenced against Landlord under a federal or state anti-trust law or similar statute based on the Exclusive Covenant and the Exclusive Covenant is held to be invalid or illegal by any court, statute or agency.

(d) Notwithstanding that the Exclusive Covenant shall lapse pursuant to subsection (c) above, subsection (b) shall remain in full force and effect.

(e) This Exclusive Covenant shall not apply to (I) existing tenants in the Shopping Center as of the date of this Lease who have the right under their leases to use their premises in a manner which may violate this Exclusive Covenant; (II) leases in existence as of the date of this Lease which permit tenants in the Shopping Center to assign their leases or sublease their premises for uses which may violate this Exclusive Covenant; and (III) present and/or future assignees/subtenants who occupy their premises by virtue of a lease which permits uses which may violate this Exclusive Covenant.

Salon Soleil (Trio Salon)

EXCLUSIVE COVENANT:

2A. (a) Provided (i) this Lease is in full force and effect, (ii) Tenant is in possession of the Premises and, from and after the Commencement Date, is open and operating same for the operation of a hair salon, and (iii) Tenant is not in default under this Lease, then and in such event Landlord agrees that, from and after the execution of this Lease, it will not enter into a lease of other space within the Shopping Center which authorizes or permits the operation of a hair salon or nail salon (the "Exclusive Covenant").

(b) Tenant agrees to defend, indemnify and hold Landlord harmless from and against any claims, damages (including punitive or other exemplary damages), costs and attorneys' fees which Landlord may suffer or incur as a result of, or in any way arising out of, the Exclusive Covenant. The foregoing indemnification shall include, without limitation, the alleged violation of any federal or state anti-trust law or similar statute.

(c) The Exclusive Covenant shall lapse and be of no further force or effect in the event any action or proceeding is commenced against Landlord under a federal or state anti-trust law or similar statute based on the Exclusive Covenant and the Exclusive Covenant is held to be invalid or illegal by any court, statute or agency.

(d) Notwithstanding that the Exclusive Covenant shall lapse pursuant to subsection (c) above, subsection (b) shall remain in full force and effect.

(e) Notwithstanding the foregoing, the Exclusive Covenant shall not apply to other tenants at the Shopping Center pursuant to leases in effect on the date hereof (and their successors or assigns), and shall never apply to the premises leased on the date hereof to Kmart, Supermarkets General Corp. (Pathmark), Fashion Bug, and TGI Friday's, it being understood by Tenant that these three premises can be used for any legal purpose.

2. **Waiver**. Notwithstanding anything to the contrary contained in the Lease, Tenant hereby consents to Landlord leasing space in the Shopping Center to Great Clips and acknowledges that Tenant's Exclusive Covenant as defined in Section 2(A) of the Lease shall not apply to the uses associated with Great Clips.

Gamestop

TENANT'S EXCLUSIVE USE:

2A. (a) Provided (i) this Lease is in full force and effect, (ii) Tenant is in possession of the Premises and is open and operating same as a GAMESTOP operation, and (iii) Tenant is not in default under this Lease, then and in such event Landlord agrees that, from and after the execution of this Lease, it will not enter into a lease of other space within the Shopping Center with a tenant whose primary use is the sale of new or used video games and video game systems (the "Exclusive Covenant"). Primary Use is defined as utilizing more than one hundred fifty (150) square feet of space as surface display area for the retail advertising or sale of said video games and/or video game systems.

(b) The Exclusive Covenant shall lapse and be of no further force or effect in the event any action or proceeding is commenced against Landlord under a federal or state anti-trust law or similar statute based on the Exclusive Covenant and the Exclusive Covenant is held to be invalid or illegal by any court, statute or agency.

(c) This Exclusive Covenant shall not apply to (I) premises in excess of 10,000 square feet at the Shopping Center (II) existing tenants in the Shopping Center as of the date of this Lease who have the right under their leases to use their premises which may violate this Exclusive Covenant; and (III) leases in existence as of the date of this Lease which permit tenants in the Shopping Center to assign their leases or sublease their premises for uses which may violate this Exclusive Covenant.

GNC

EXCLUSIVE USE

2A. Landlord covenants and agrees that, subsequent to the execution of this Lease, and provided that the Premises is used for the Use described in Paragraph 2 above, Landlord shall not enter into any leases with other tenants of the Shopping Center which contain a use clause permitting the tenant to conduct a business for the primary purpose of the sale of health foods, vitamins, sports nutritional supplements, or mineral supplements. The foregoing shall not apply to the premises currently leased to Kmart, Pathmark, and TGI Friday's, it being understood and agreed by Tenant that the Kmart, Pathmark, and TGI Friday's premises may be used for any use whatsoever.

Carlos Larrea Jeweler

TENANT'S EXCLUSIVE:

2A. (a) Provided (i) this Lease is in full force and effect, (ii) Tenant is in possession of the Premises and is open and operating same as a jewelry store, and (iii) Tenant is not in default under this Lease, then and in such event Landlord agrees that, from and after the execution of this Lease, it will not enter into a lease of other space within the Shopping Center which authorizes or permits the operation of a jewelry store (the "Exclusive Covenant").

(b) Tenant agrees to defend, indemnify and hold Landlord harmless from and against any claims, damages (including punitive or other exemplary damages), costs and attorneys' fees which Landlord may suffer or incur as a result of, or in any way arising out of, the Exclusive Covenant. The foregoing indemnification shall include, without limitation, the alleged violation of any federal or state anti-trust law or similar statute.

(c) The Exclusive Covenant shall lapse and be of no further force or effect in the event any action or proceeding is commenced against Landlord under a federal or state anti-trust law or similar statute based on the Exclusive Covenant and the Exclusive Covenant is held to be invalid or illegal by any court, statute or agency.

(d) Notwithstanding that the Exclusive Covenant shall lapse pursuant to subsection (c) above, subsection (b) shall remain in full force and effect.

(e) This Exclusive Covenant shall not apply to (I) existing tenants in the Shopping Center as of the date of this Lease who have the right under their leases to use their premises which may violate this Exclusive Covenant; (II) leases in existence as of the date of this Lease which permit tenants in the Shopping Center to assign their leases or sublease their premises for uses which may violate this Exclusive Covenant; and (III) present and/or future assignees/subtenants who occupy their premises by virtue of a lease which permits uses which may violate this Exclusive Covenant.

Sally Beauty Supply

5.02 So long as Lessee is operating a Sally Beauty Supply Store in the Shopping Center, Lessor shall not operate or lease or permit to be leased or operated in the Shopping Center any other store for the principal use of a beauty supply store. The incidental sale of beauty supply items in connection with the overall business of another operator or tenant shall not be deemed a violation hereof. As used herein, "Incidental Sale" shall mean that beauty supply products do not exceed twenty percent (20%) of rentable area. If at any time during the primary or extended term of this Lease, a person, firm or corporation does operate a beauty supply store within the Shopping Center, then, in addition to any other remedies at law or in equity to which Lessee may be entitled, the minimum annual rent then payable by Lessee shall abate during the time such beauty supply store continues to operate or occupy a premises in the Shopping Center. Tenant acknowledges that both K Mart and Pathmark have the right to freely sublet or assign, and that such assignment or subletting to a lessee that is operating in competition with Lessee will not violate the terms of this paragraph.

Wawa

16. RESTRICTIVE COVENANT.

(a) During the term of this Lease, Landlord covenants not to permit any property that it may now own or hereafter acquire within a one (1) mile radius (the "Restricted Area") of the Leased Premises (except for convenience food stores, fuel dispensing facility or any combination of such uses, for which the Restricted Area will be property that Landlord owns or acquires in a three (3) mile radius) of the Leased Premises to be occupied or used for a convenience food store, coffee store, doughnut store, sandwich store, smoothie store, quick service restaurant, Walgreens, fuel dispensing facility or any combination of such uses. The term "convenience food store" means any store generally recognized by the retail food industry as being a convenience food store, including but not limited to, the type of store operated by Tenant, Sheetz, 7-Eleven, Turkey Hill, Hess, Speedway, Cumberland Farms, QuickChek, Royal Farms, Circle K, Exxon-Mobil (On the Run), Race Trac, Gate, Thorntons, Hess Express, Murphy USA, Murphy Express or Sunoco A-Plus. The term "coffee store" means a store primarily engaged in the sale of coffee and related coffee drinks, including without limitation, Starbucks, Seattle's Best, Einstein's, Caribou Café, Bucks County Coffee or Barnie's Coffee and Tea Company. The term "doughnut store" means a store primarily engaged in the sale of doughnuts or pastries, including, without limitation, Dunkin' Donuts or Krispy Kreme. The term "sandwich store" means a store that is primarily engaged in the sale of hot or cold sandwiches for on-site or off-site consumption, including, without limitation, Subway, Blimpie's, Quizno's, Panera, Cosi, Pita Pit, Jimmy John's or Firehouse Subs. The term "smoothie store" means a store primarily engaged in the sale of smoothies, including, without limitation, Smoothie King, Planet Smoothie, Tropical Smoothie Café or Jamba Juice. The term "quick service restaurant" means any establishment generally recognized by the retail food industry as being a quick service restaurant, including, but not limited to, McDonald's, Burger King, Sonic, KFC, Taco Bell, Chick-fil-A, Salad Gallery, SaladWorks, PDQ or Wendy's. The term "fuel dispensing facility" means any facility or station that dispenses fuel, whether self-service and/or full-service. Notwithstanding anything herein to the contrary, (1) in the event a drug store operating under the Walgreens brand opens on Landlord's Overall Property, Landlord shall pay to Tenant two hundred fifty thousand dollars ($250,000); provided, that, in the event a drug store operating under the RiteAid brand name opens on Landlord's Overall Property and such drug store subsequently converts to a Walgreens brand drug store, then no such amount shall be payable; (2) the foregoing restrictions shall not preclude the use and operation of: (A) a juice store such as Juice Press, (B) a Panera branded sandwich store which may also operate a drive-through location at the "end-cap" location shown in **Exhibit A**, (C) a Chick-fil-A quick service restaurant, or (D) one (1) replacement sandwich store for the existing Subway sandwich store on the Landlord's Overall Property; provided, that such replacement sandwich store shall (I) be located in the "in line" portion of the shopping center on Landlord's Overall Property, (II) not have an aggregate square footage greater than two thousand eight hundred (2,800) square feet, (III) not include a drive-through, and (IV) not be a McDonald's brand quick service restaurant; and (3) a grocery store or supermarket, such as, without limitation, Aldi, Lidl, Giant, Acme, Trader Joes, operating in more than 15,000 square feet of space, shall not be subject to the foregoing restrictions, other than the fueling dispensing facility restriction; provided, that such grocery store or supermarket shall not be permitted to operate a drive-through or other coffee shop or quick service restaurant component with a separate storefront and entrance to the outside of such store.

Panera

Section 4.2 Exclusive Use. Landlord agrees that within the Center (within retail space or on parcels which Landlord owns or controls within the Center) it shall not enter into any lease for space with any tenant that operates as a primary part of their business a bakery-café or bagel bakery type/styled restaurant, coffee restaurant, sandwich shop or delicatessen (the "Restriction"). By way of example and for clarification purposes, the foregoing shall include, without limitation, Au Bon Pain, Atlanta Bread, La Madeline, Caribou Coffee, Cosi, The Daily Grind, Port City Java, It's a Grind, Dunkin Donuts, IHOP, Le Pain Quotidien, The Corner Bakery, Pot Belly Sandwich Works, Bruegger's Bagels, Quizno's, Schlotsky's, Jason's Deli, McAlister's Deli, Jimmy John's, Paul, Einstein Bros. Bagels, Saladworks, Starbucks, Which Wich, Jersey Mike's Subs, Cafe Carolina, Cafe Risque, Newk's, Zoe's Kitchen, and other similar local, regional or national operations. Tenant's Exclusive Use shall also prohibit a submarine sandwich type/styled restaurant or operation like Subway, Blimpie's, Firehouse subs, and Penn Station Subs. Notwithstanding the foregoing, Tenant acknowledges that Subway is currently a tenant in the Center and if the Subway lease is ever terminated or assigned to a different use, Landlord shall be permitted to replace Subway with a similar use whether in the same space or a different space within the Center. The Exclusive Use shall not apply to those existing tenants whose leases predate the date of this Lease (provided, however, that Landlord shall not give its consent to any existing tenant changing its use in a manner that will violate the Restriction, if Landlord has the right to refuse consent to the change in such tenant's use; tenants leasing more than 10,000 contiguous square feet; or to a supermarket tenant such as, without limitation, Acme, Giant, Shop Rite, Aldi, Lidl or Fresh Market. For the purposes of the Restriction, (i) a "coffee restaurant" means a restaurant primarily engaged in the sale of coffee, such as Starbucks or Caribou Coffee, and the Restriction shall not restrict other tenants or occupants, including restaurants, from selling or serving coffee as an incidental menu items or an incidental part of their business, (ii) "sandwich" for the purpose of a "sandwich shop" shall not include hamburgers, chicken sandwiches, roast beef sandwiches or other sandwiches commonly sold in quick-service restaurants such as, without limitation, McDonalds, Chick-fil-A and Arbys, (iii) restaurants that specialize in ethnic cuisine shall not be restricted, such as Chipotle, Zoe's Kitchen and Italian or pizza shop restaurants, even if the same sell sandwiches as part of their menus, and (iv) sit-down waiter/waitress service restaurants shall not be subject to the Restriction. If Tenant ceases operating in the Premises as a Saint Louis Bread Company or Panera Bread for more than ninety (90) days, then the Restriction shall automatically terminate. Landlord represents and warrants that, as of the Effective Date, there are no exclusives, restrictions or prohibitions contained in any leases to other tenants of the Center that prohibit Tenant's Permitted Use or Exclusive Use granted under this Section 4.2.

Bubbakoo's Burritos

For so long as (i) this Lease shall remain in full force and effect, (ii) there shall not exist any uncured Event of Default on the part of Tenant hereunder, (iii) Tenant shall have opened and shall be continuing to operate the Premises in accordance with Tenant's Permitted Use, then Tenant shall have the exclusive right to sell "Mexican Style" foods such as burritos, burrito bowls, tacos, taco salads, quesadillas and nachos for on or off-site consumption at the Shopping Center and Landlord shall not grant any other tenant in the Shopping Center the right to engage in the Exclusive Use (except as set forth below). The restrictions in this Article 44 shall not restrict any tenant or occupant of the Shopping Center from selling or offering "Mexican Style" foods such as burritos, burrito bowls, taco, taco salads, quesadillas and nachos for on or off-site consumption if the same is only an incidental part of such tenant's or occupant's menu, meaning

that such tenant or occupant derives 25% or less of its gross sales from engaging in the Exclusive Use. In addition to and not in limitation of the foregoing exclusions, it is understood that this exclusive shall not apply to any tenant who has executed a lease for any portion of the Shopping Center as of the date hereof, and their respective successors, assigns and sublessees, any supermarkets at the Shopping Center, and any full-service restaurant operating in the current TGI premises as of the date of this Lease, and no part of the space leased under such existing leases shall be subject to such Exclusive Use.

Burlington Coat Factory

ARTICLE 33
RESTRICTIVE COVENANTS

A. So long as Tenant, its successors, assigns or subtenants lease, use or occupy any space in the Shopping Center, Landlord covenants that notwithstanding the amendment of the herein Lease: (a) no covenant or agreement made by Landlord or any predecessor in title with any other person or entity restricting the use or occupancy of all or part of the Shopping Center shall be of any force or effect against Tenant except as set forth in Exhibit "B" hereof; (b) no building or structure shall be hereafter erected or maintained on any part of the Shopping Center except in an area with an existing building shown on Exhibit "A" ("Building Area") or designated as a "Future Building Area" on Exhibit "A" hereof; (c) no building or other structure shall exceed one (1) story (which may include a mezzanine) nor shall any building (including architectural features) exceed the height of the Demised Premises and no building on an outparcel shall exceed the higher of the existing height of the building or thirty (30) feet in height, including architectural features (the height of the buildings shall be measured perpendicular from the finished floor elevation to the top of the highest point of the building, including any screening, parapet, penthouse, mechanical equipment or similar appurtenance located on the roof of such building) nor shall any building that is in-line with the Demised Premises "bump out" further than the Demised Premises; (d) except as required by applicable law, no portion of any Protected Parking Area, the Critical Areas or Critical Building Facilities may be modified in any more than a minor respect (including by way of example any change in the configuration of the parking stalls or access to the Protected Parking Areas) without Tenant's consent, which consent Tenant may not unreasonably withhold; (e) no movie theaters shall be erected or maintained within 300 linear feet of the Demised Premises; (f) no "in-line" restaurant may be erected or maintained within 100 feet of any part of the Demised Premises; (g) except for the premises designated as "Planet Fitness" on Exhibit "A", no gym or exercise facility shall be located within 200 linear feet of the Demised Premises; (h) no building in the Shopping Center shall be leased, used or occupied by an "infant furniture and accessories store" (as defined below) (such as buy buy Baby or Babies R Us); (i) no building in the Shopping Center shall be leased, used or occupied by a "bath and linen store" (as defined below); (j) no store in the Shopping Center may contain more than 15,000 square feet dedicated to the sale of apparel and no store shall be leased, used or occupied by an "off-price retailer" (defined below); and (k) no building in the Shopping Center shall be leased, used or occupied for the sale of any of the items set forth on Exhibit E. The foregoing restrictions and exclusives shall be deemed covenants running with the land of the Shopping Center for the Term of this Lease. The restrictive covenants described in subsections (h), (i) and (j) above are collectively referred to as the "Exclusives." Notwithstanding the foregoing, (i) Landlord shall be permitted to install benches, planters, small signs and other small structures or minor improvements in the Protected Parking Area and/or Critical Area so long as the same are commonly found in shopping centers in the area of the Shopping Center, do not reduce the parking available in the Protected Parking Area or adversely affect access to or visibility of the Demised Premises, and (ii) except as expressly set forth in this Lease, Landlord

shall have the right to make such changes, modifications, additions and subtractions to the buildings and Common Facilities in the Shopping Center (other than those in the Protected Parking Area or within Critical Areas) as Landlord deems necessary and in the best interests of the Shopping Center. The restrictions in this Article 33 shall not be binding upon any tenant of the Shopping Center that has executed a lease as of the date hereof, provided that to the extent Landlord has a right of consent or approval over any such existing tenant's change in operation or use that would violate these restrictions Landlord shall not grant such consent or approval or otherwise amend or modify any such leases so as to permit a violation of these restrictions.

B. An "infant furniture and accessories store" is a store that engages in the sale of cribs, changing tables, toy boxes, children's and adult rocking chairs, glider/rockers, juvenile furniture, tables, chairs, chests, dressers, bean bags, crib comforters, dust ruffles, bumpers, sheets and mattress pads, diaper stackers and diaper bags, strollers, high chairs, car seats, play pens, walkers and entertainers, infant swings, infant and layette clothing, infant toys, children's books, diapers or such additional items that are typically sold in an infant and children toys, furnishings and furniture store. A "bath and linen store" is store that engages in the sale of bedding, towels, aprons, potholders, oven mitts, robes and body wraps, decorative pillows or chair pads, tabletop items, rugs, bathroom accessories, curtains or draperies or drapery hardware, wall art or picture frames, housewares, closet or storage items, luggage or candles or candleholders. An "off-price retailer" is a retailer who engages in the sale of brand name and style apparel similar to department stores, but at everyday regular process substantially discounted from the everyday regular prices of department stores (e.g. Ross Dress for Less). The term "Critical Building Facilities" means (i) those areas that may be designated as such on Exhibit "A," (ii) any and all parking decks or enclosed garages in the Shopping Center; (iii) any and all common elevators, escalators, stairways and common, exterior or limited common entrances, foyers or hallways providing access to the Demised Premises; and (iv) any and all risers, sewer mains, chillers, power main feeds and other exterior utility, water and sewer feeds serving the Demised Premises.

C. Notwithstanding the foregoing, the following uses shall be excluded from the Exclusives and are permitted in the Shopping Center: (i) Any of the TJX Brands; including but not limited to TJ Maxx, Marshalls, HomeGoods, Sierra Trading Post, HomeSense, TK Maxx, and Winners; (ii) electronics stores such as but not limited to Best Buy; (iii) craft stores such as but not limited to A.C. Moore, Jo-Ann, Michaels, and Hobby Lobby; (iv) dollar stores such as but not limited to Dollar Tree, Dollar General, Deal$, Big Lots; (v) full-line furniture stores such as but not limited to IKEA, Ashley Furniture, Bassett, Blinds to Go, Crate and Barrel, La-Z-Boy, Pottery Barn, Thomasville, Container Store, and Restoration Hardware; (vi) supermarkets; (vii) home improvement stores such as but not limited to Home Depot, Lowes, Ace Hardware, True Value, Tractor Supply, Sherwin-Williams, Restoration Hardware; (viii) a pet supplies store such as but not limited to Petco, PetSmart, and Pet Goods; (ix) sporting good stores such as but not limited to Dick's, Champs, Eastern Mountain Sports, Golf Galaxy, Golfsmith, Modell's, and REI; and (x) wholesale clubs such as but not limited to BJ's Wholesale, Costco, and Sam's Club.

EXHIBIT "E"

Prohibited Uses

1. A tavern, bar, nightclub, cocktail lounge, discotheque, dance hall or any other establishment selling alcoholic beverages for on-premises consumption; provided, however, the foregoing shall not prohibit the operation of a restaurant where the sale of alcoholic beverages therein comprises less than fifty (50%) percent of the restaurant's gross revenues, or a restaurant of the type operated on the date hereof under the trade names "Chili's" or "TGI Friday's," Buffalo Wild Wings, Zinburger or similar" bar and grill" or "sports bar" concepts

2. A billiards parlor, pool hall, arcade, video or game room.

3. A theater (for live performance), an auditorium, a convention or exhibition hall or the like.

4. A fairground.

5. Except for the WaWa pad, a service station, automotive repair shop, truck stop or vehicle fueling station.

6. A flea market or pawnshop.

7. A training or educational facility (including without limitation, a school, college, reading room or other facility catering primarily to students and trainees rather than to customers or employees employed on premises provided that educational or training classes as part of a permitted use shall be permitted) provided, however, the foregoing shall not prohibit the operation of a tutoring center (such as but not limited to Kumon Learning Center) or a daycare center (such as but not limited to Kiddie Academy).

8. A car wash.

9. In addition to the existing dental clinic, not more than one (1) medical clinic (which shall not preclude an optometrist's office located in a store selling eyeglasses, contact lenses and similar eye ware products or a person who may, by law, write prescriptions in connection with the operation of a pharmacy or a medical or a medically-related activity then being conducted in, and incidental to, retail drug stores, or a physical therapy studio), not to exceed 5,000sf. In no event shall Landlord place a medical or dental clinic in the former Pathmark or Kmart box.

10. An office building or any office of any kind not used principally for the purveying of products or services to walk-in consumers at retail (other than back room offices

incidental to a retail use and not more than two financial or accounting offices, not to exceed an aggregate of 4,000sf, such as but not limited to H&R Block, Scottrade, etc.).

11. Any governmental or political operation of any kind, including without limitation post office, welfare office, motor vehicle or other licensing, testing or inspection operation, or any political or candidate office or operation.

12. A dry cleaning plant, central laundry or laundromat (which shall not preclude a "drop off" and "pick up" dry cleaning service where all dry cleaning processes shall be located outside of such premises).

13. An establishment for sale of automobiles, trucks, mobile homes, recreational motor vehicles.

14. A piercing pagoda or tattoo parlor or similar establishment.

15. An adult type bookstore or other establishment selling, renting, displaying or exhibiting pornographic or obscene materials (including without limitation: magazines, books, movies, videos, photographs or so called "sexual toys") or providing adult type entertainment or activities (including, without limitation, any displays of a variety involving, exhibiting or depicting sexual themes, nudity or lewd acts. This clause shall not prohibit or limit the items typically sold by a business of the type operated on the date hereof under the trade names "Barnes & Noble" or "Borders."

16. A massage parlor or any establishment purveying similar services; however this shall not prohibit national operators such as Massage Envy or other uses such as fitness centers, physical therapists, or full service salons from offering ancillary massage services.

17. A skating rink of any type.

18. A house of worship, church, reading room, mortuary, crematorium or funeral home.

19. A mobile home or trailer court, labor camp, junkyard or stockyard.

20. A motel or hotel or a lodging establishment of any kind.

21. A landfill, garbage dump or for the dumping, disposing, incineration or reduction of garbage.

22. A telephone call center (which shall not preclude a telephone store, cellular and otherwise).

23. A gambling establishment of any kind including, without limitation, a casino, bingo parlor or betting parlor (but lottery tickets may be sold and government sponsored lottery and similar gaming devices may be operated incidental to non-casino and non-hotel primary business at the premises).

24. An assembling, manufacturing, industrial, distilling, refining or smelting facility.

25. A storage warehouse or storage facility, except for storage incidental to a permitted use.

26. The conduct of any "fire sale," going out of business sale or bankruptcy sale (except pursuant to a court order) or any auction house operation.

27. Any use which regularly emits a noxious odor, loud noises or sounds which can be heard or smelled outside of the occupant's premises.

28. A "so called" head shop or any business selling marijuana or any type of drug rehab clinic or counseling service, including without limitation a methadone clinic.

29. Operation of a business which performs medical procedures, consulting or activities related to abortion, birth control or euthanasia, drug or alcohol addiction.

30. No in-line restaurant shall be located within 100 linear feet of the Demised Premises.

31. Except for the Planet Fitness premises, and Planet Fitness' successors, assigns and replacements, no gym or exercise facility located within 200 linear feet of the Demised Premises.

32. No movie theater located within 300 linear feet of the Demised Premises.

Great Clips

(o) **Tenant's Exclusive**. For so long as (i) this Lease shall remain in full force and effect, (ii) Tenant shall not be in default hereunder after the expiration of any applicable grace period, and (iii) Tenant shall have opened and shall be continuing to operate the Premises in accordance with Paragraph (g) above (entitled "Permitted Use"), then Landlord shall not lease or permit the occupancy of any portion of the Shopping Center (except as set forth below) to be occupied for the purpose of operating a value oriented unisex hair care salon, including hair cutting, coloring and texturing services (being known as the **"Restriction"**), specifically including, but not limited to: any salon brand owned and operated by Regis Corp, Hair Cuttery, Fantastic Sam's, Sport Clips and any other similar hair salon marketing themselves exclusively and specifically as a budget/price value family oriented hair salon; or salons that specialize in kids cuts; barber shops; beauty schools offering hair care services; and full service hair care salons. Notwithstanding the foregoing, the Restriction shall not apply to any tenant in the Shopping Center who has executed a lease as of the date hereof, and their respective successors, subtenants and assignees, and no part of the space leased under such existing leases shall be subject to such Restriction. In addition, the Restriction shall not apply to female-centric hair salons that charge greater than Thirty-Five Dollars ($35.00) for a haircut.

Quest Diagnostics

(m) Tenant's Exclusive: For so long as: (i) this Lease shall remain in full force and effect; (ii) Tenant shall not be in default hereunder after the expiration of any applicable grace period; and (iii) Tenant shall have opened and be continuing to operate the Premises in accordance with subparagraph (g) above entitled "Permitted Use", Landlord shall not lease, permit a sublease, operate, maintain or authorize any person or corporation to operate a Reference Medical Laboratory (as defined herein) in the Shopping Center (the "Exclusive"). Notwithstanding the foregoing, Landlord may permit, and the Exclusive shall not apply to, any physician tenant in the Shopping Center, including any physician employed by a practitioner, who performs in-office laboratory testing limited only to his or her own medical patients and/or medical patients of the practice by which such physician is employed, provided that such physician's practice does not consist exclusively or principally of performing only such laboratory testing. "Reference Medical Laboratory" means any clinical laboratory, collection station, distribution station or other operation used in connection with testing or obtaining specimens for the purpose of testing human tissue or fluids. Notwithstanding anything to the contrary contained herein, the Exclusive shall not apply to (x) any tenant of the Shopping Center who has executed a lease as of the date hereof, and their respective successors, subtenants, and assignees; provided, however, in no event shall Landlord consent to a change in any other tenant's or occupant's lease to permit a use which would otherwise violate the Exclusive; or (y) any doctor's or primary care physician's office whose primary use is not that of a Reference Medical Laboratory.

K-POT

For so long as (i) this Lease shall remain in full force and effect, (ii) there shall not exist any uncured Event of Default on the part of Tenant hereunder, (iii) Tenant shall have opened and

shall be continuing to operate the Premises in accordance with Tenant's Permitted Use, then Tenant shall have the exclusive right to operate an Asian barbecue and/or an Asian style Hotpot restaurant, for either on or off-site consumption (the "Exclusive Use"), and Landlord shall not grant any other tenant in the Shopping Center the right to engage in the Exclusive Use, i.e., generate 20% or more of its gross sales from sales of Asian BBQ, Hot Pot or combined.(except as set forth below). The restrictions in this Article 44 shall not apply to any tenant who has executed a lease for any portion of the Shopping Center as of the date hereof, and their respective successors, assigns and sublessees, any supermarkets at the Shopping Center, and any non-restaurant tenant leasing more than fifteen thousand (15,000) square feet, and no part of the space leased under such existing leases shall be subject to such Exclusive Use.

UNDERGROUND NUTRITION

Provided the Premises are being used for the Permitted Use and Tenant is not in default of the Lease beyond any applicable notice or cure period, Landlord shall not license, sell, lease or otherwise transfer any property in the Shopping Center to an occupant whose primary business is the operation of a vitamin and/or supplements store. The above exclusive shall not apply to existing leases which prior to the date of this lease permits the operation of a vitamin and supplements store, any supermarket, any pharmacy/drug-store, any convenience store, and any tenant over 10,000 square feet.

KUNG FU TEA/TKK FRIED CHICKEN

For so long as (i) this Lease shall remain in full force and effect, (ii) there shall not exist any uncured Event of Default on the part of Tenant hereunder, (iii) Tenant shall have opened and shall be continuing to operate the Premises in accordance with Tenant's Permitted Use, then Tenant shall have the exclusive right to operate a restaurant selling primarily fried chicken and tea drinks (the "Exclusive Use"), and Landlord shall not grant any other tenant in the Shopping Center the right to engage in the Exclusive Use, i.e., generate 20% or more of its gross sales from sales of fried chicken and tea drinks. The restrictions in this Section 6 shall not apply to any tenant who has executed a lease for any portion of the Shopping Center as of the date hereof, and their respective successors, assigns and sublessees, any supermarkets at the Shopping Center, any non-restaurant tenant leasing more than fifteen thousand (15,000) square feet, any coffee shop which also sells tea or any user whose primary use is the sale of coffee, and the parcels cross-hatched on "Exhibit I" attached hereto, and no part of the space leased under such leases shall be subject to such Exclusive Use.

EXHIBIT I KUNG FU TEA LEASE


N.J.S.H. ROUTE NO. 35
MONASCUNK BROOK
TALLEN DRIVE
BROOKLAWN DRIVE
PROPOSED LOT 1
ASHLEIGH DRIVE
BETHANY ROAD
Burlington
GRAPHIC SCALE
SCALE : 1 " = 60'

EXHIBIT "F"

INTENTIONALLY DELETED

EXHIBIT "G"

Rules and Regulations

1. The sidewalks, entrances, halls, corridors, elevators and stairways of the building shall not be obstructed or used as a waiting or lounging place by tenants, and their agents, servants, employees, invitees, licensees and visitors. The sidewalks, entrances, halls, corridors, elevators and stairways are not for the use of the general public, and Landlord reserves the right in all cases to control and prevent access to any part of the building of all persons whose presence, in the sole judgment of Landlord, its agents, servants or employees, may be prejudicial to the safety, character, reputation or interests of the building or the tenants thereof. All entrance doors leading from any demised premises to the hallways are to be kept closed at all times.

2. Landlord will furnish each tenant with two (2) keys to each entrance or exit door lock on the Premises. Landlord may make a reasonable charge for any additional keys requested by any tenant. Tenant shall not alter any lock or install new or additional locks or bolts on any door without the prior written approval of Landlord. Each tenant, upon the expiration or termination of its tenancy, shall deliver to Landlord all keys furnished to the tenant for all locks and bolts in the building, and in the event of the loss of any keys by any tenant, said tenant shall pay to Landlord the replacement cost of same.

3. Tenants will see that (i) the windows are closed, (ii) the doors securely locked, and (iii) all water faucets and other utilities are shut off (so as to prevent waste or damage), each day before leaving the demised premises.

4. Landlord reserves the right to prescribe the date, time, method and conditions that any personal property, equipment, trade fixtures, merchandise, and other similar items shall be delivered to or removed from the building. No iron safe or other heavy or bulky object shall be delivered to or removed from the building, except by experienced safe men, movers or riggers approved in writing by Landlord. Landlord reserves the right to inspect all personalty, fixtures and equipment to be brought into the building, and to exclude any of same in violation of these rules or the provisions of the Lease.

5. The walls, partitions, skylights, windows, doors and transoms that reflect or admit light into passageways or into any other part of the building shall not be covered or obstructed by any of the tenants.

6. No sign, insignia, advertisement, object, notice or other lettering shall be exhibited, inscribed, painted or affixed by any tenant on any part of the exterior of the premises or building without the prior written approval of Landlord. In the event of any violation of this requirement by any tenant, Landlord may remove the same without any liability, and charge the expense incurred in such removal to the tenant that violated same.

7. No signaling, telegraphic or telephonic instruments or devices, or other wires, instruments or devices, shall be installed in connection with any demised premises without the prior written approval of Landlord. Such installations, and the boring or cutting for wires, shall

be made at the sole cost and expense of the tenant and under the control and direction of Landlord. Landlord retains in all cases the right to require (i) the installation and use of such electrical protecting devices that prevent the transmission of excessive currents of electricity into or through the building, (ii) the changing of wires and of their installation and arrangement under ground or otherwise as Landlord may direct, and (iii) compliance on the part of all using or seeking access to such wires with such rules as Landlord may establish relating thereto. All such wires used by tenants must be clearly tagged at the distribution boards and junction-boxes and elsewhere in the building, with (i) the number of the demised premises to which said wires lead, (ii) the purpose for which said wires are used, and (iii) the name of the company operating same.

8. Tenant, their agents, servants or employees, shall not (a) make any improper noises or disturbances of any kind in the building, (b) make or defile any part of the building, (c) interfere in any way with (i) the use and occupancy of other tenants of the building, and (ii) the management and operation of the building by Landlord, its agents, servants or employees, (d) go upon the roof of the building, (e) use any additional method of heating or air-conditioning the demised premises, (f) sweep or throw any dirt or other substance from the demised premises into any of the halls, corridors, elevators, or stairways of the building, (g) bring in or keep in or about the demised premises any bicycles, vehicles, animals, birds or fish of any kind, (h) install any radio or television antennae or any other device or item on the roof, exterior walls, windows or window-sills of the building, (i) place objects against glass partitions, doors or windows which would be unsightly from the interior or exterior of the building, and (j) use any demised premises (i) intentionally deleted, (ii) for lodging, sleeping, or for any immoral or illegal purposes, (iii) for cooking (except as permitted by the provisions of the Lease; provided however, that odors of cooking shall not be permitted to emanate from the Premises), (iv) for an employment agency, or for securing employees other than those to be employed by tenants at the building, or for the payment of salaries or wages to employees or persons who are not employed in the building, (v) for the business of stenography, typewriting or any similar business, (vi) for the possession, storage, manufacture, or sale of liquor, narcotics, dope, tobacco in any form, or as a barber, or manicure shop, and (vii) for the sale at auction of merchandise or other property of any kind.

9. Tenants shall not (i) fasten articles to, drill or make holes in, or drive nails or screws into the floors, ceilings, or doors of any demised premises, and (ii) mark, break, paint, paper or otherwise cover the floors, walls, ceilings, doors and partitions, of any demised premises, without the prior written consent of Landlord. The expense of repairing any damage resulting from a violation of this rule shall be borne by the tenant by whom, or by whose agents, servants, employees, invitees, licensees or visitors, such damage shall have been caused.

10. No canvassing, soliciting, distribution of handbills or other written material, or peddling shall be permitted in the building, and tenants shall cooperate with Landlord in the prevention and elimination of same.

11. Landlord may change the name or address of the building at any time without notice and without liability to any tenant. Tenants shall not use the name of the building in any way in connection with their respective businesses, except as the address of same. Landlord may prohibit any advertising by any tenant, which in Landlord's opinion, tends to impair the

reputation of the building or the desirability of same as a building for offices; and upon written notice from Landlord, any tenant shall refrain from or discontinue such advertising.

12. Landlord may waive any one or more of the rules and regulations herein set forth for the benefit of a particular tenant or tenants, and no such waiver by Landlord shall (i) be construed as a waiver of such waived rule(s) or regulation(s) in favor of other tenants, or (ii) prevent the enforcement of same by Landlord against such other tenants.

13. Landlord reserves the right to make reasonable amendments, modifications, deletions and additions to the rules and regulations, and to make additional reasonable rules and regulations, as in Landlord's sole judgment may from time to time be needed for the safety, care, cleanliness, reputation, appearance and preservation of good order of the building.

14. No tenant shall do or permit anything to be done in said premises, or bring or keep anything therein, which will in any way increase the rate of fire insurance on said building, or on property kept therein, or obstruct or interfere with the rights of other tenants, or in any other way injure or annoy them, or conflict with the laws relating to fires, or with the regulations of the Fire Department, or with any insurance policy upon said building or any part thereof, or conflict with any of the rules and ordinances of the Board of Health and any other constituted authorities..

If these Rules and Regulations conflict with the terms of the Lease, the terms of the Lease shall govern.

EXHIBIT "H"

GUARANTY AGREEMENT

THIS GUARANTY AGREEMENT (this "Guaranty") is given as of the ____ day of January ___, 2025, by THE MUNSON BUFFALO RESTAURANT GROUP, a Delaware limited liability company (the "Guarantor"), to and for the benefit of OASG HAZLET, LLC, and its successors and assigns (collectively, the "Landlord").

R E C I T A L S

A. Munson of Hazlet Wings LLC (the "Tenant") and Landlord are parties to that certain lease agreement dated concurrently herewith (the "Lease"), pursuant to which Landlord leased to Tenant, and Tenant accepted from Landlord, certain premises described in the Lease (the "Premises") located at 3010 Route 35 in Hazlet, Monmouth County, New Jersey.

B. As a condition to entering into the Lease, Landlord is requiring Guarantor to guaranty and become surety for the payment and performance of all of the covenants, representations, obligations and liabilities of Tenant under the Lease.

NOW, THEREFORE, for and in consideration of the entering into the Lease by Landlord in accordance with the terms thereof, and the covenants of Guarantor herein contained, and intending to be legally bound hereby, Guarantor hereby covenants as follows:

1. Guarantor shall (i) promptly pay all Annual Base Rent, CAM Payment, Tax Payment, Additional Rent and any other amounts payable by Tenant under the Lease; (ii) promptly perform each and every obligation of Tenant under the Lease; and (iii) indemnify and protect Landlord from any and all losses, expenses, penalties, demands, suits or costs incurred by Landlord (including legal fees) if Tenant fails to pay the Rent or other amounts or to perform any of Tenant's obligations under the Lease. This is a guaranty of payment and performance and not merely of collection. Notwithstanding the foregoing, provided that no Event of Default by Tenant has occurred under the Lease, commencing as of the first day of the sixtieth (60th) month after the Rent Commencement Date, Guarantor's liability hereunder, shall be limited to one (1) month's installment of Annual Base Rent and Additional Rent due under the Lease, at the rate payable at the time of the Event of Default, multiplied by eighteen (18), plus (a) all utility charges current and past due for Tenant's utility usage and (b) all reasonable attorney's fees incurred by Landlord in connection with the enforcement of this Guaranty. For avoidance of doubt, in the event that Landlord seeks to enforce this Guaranty on multiple occasions on or after the first day of the sixtieth (60th) month after the Rent Commencement Date, Guarantor's aggregate liability shall never exceed the aforementioned eighteen (18) months of Annual Base Rent and Additional Rent, together with the sums set forth in subsections (a) and (b) above.

2. Even if there is an Early Termination (hereinafter defined), Guarantor shall remain obligated under this Guaranty as though the Early Termination had not occurred. An

"Early Termination" means a disaffirmance, disclaimer, repudiation, rejection or termination of the Lease (as a result of court proceedings or otherwise), or a surrender of the Lease that Landlord did not accept in writing, which occurs prior to the first day of the sixtieth (60th) month after the Rent Commencement Date. If there is an Early Termination, Guarantor shall, at Landlord's option, become Landlord's tenant on the terms of the Lease.

3. Guarantor's guaranty, as set forth herein, is unconditional (except as otherwise specifically provided herein). Guarantor's obligations under this Guaranty shall not be affected by: (a) any modifications to Tenant's rights or obligations under the Lease; (b) the fact that Landlord waives or does not enforce any of the terms of the Lease; (c) any assignment or other transfer of the Lease by Tenant or by any trustee, receiver or liquidator, except as otherwise specifically provided in the Lease; (d) any consent that Landlord gives to any assignment or other transfer of the Lease, except as otherwise specifically provided in the Lease; (e) any waiver by Tenant of its rights under the Lease; (f) any additional security accepted by Landlord from Tenant; (g) the expiration of the Lease Term or any extension or renewal thereof; (h) the release or discharge of Tenant by Landlord or in any receivership, bankruptcy, winding-up or other creditors' proceedings or by operation of law; or (i) lack of notice of any of the foregoing. Guarantor's obligations shall not be affected by any repossession of the Premises by Landlord, except that if Landlord re-lets the Premises then the payments received by Landlord (after deducting all reasonable, out-of-pocket costs and expenses of repossessing and reletting the Premises) will be credited by Landlord against Guarantor's obligations under this Guaranty. Landlord is not required to notify the Guarantor that Landlord has accepted this Guaranty or that Tenant has failed to perform any of its obligations under the Lease. Nevertheless, if Landlord wishes to send any notice to Guarantor, he will deliver it or mail it by prepaid certified mail or recognized overnight delivery service addressed to Guarantor at Guarantor's address set forth below in this Guaranty. Any notice will be considered to have been given when received or rejected, or upon inability to deliver because of a changed address of which no notice was given. Guarantor may notify Landlord in writing of a substitute address for the above address.

4. If there is a default under the Lease, Landlord shall not be required to: (a) proceed against or pursue anything against Tenant first; (b) proceed against any security of Tenant held by Landlord; or (c) pursue any other remedy whatsoever. Guarantor is not a mere guarantor; the Guarantor is primarily responsible for Tenant's obligations under the Lease.

5. Even though Landlord may have already taken action against Guarantor under this Guaranty because of a default under the Lease, and whether or not that action has succeeded or been completed, Landlord may take further action against Guarantor under this Guaranty if there is any further default under the Lease.

6. No modification to this Guaranty shall be binding, unless signed by both Guarantor and Landlord.

7. Guarantor acknowledges that he is financially interested in Tenant.

8. Guarantor represents and warrants that:

   a. No authorization, approval, consent or order of any court or other governmental body having jurisdiction over Guarantor is required on the part of Guarantor for the execution and delivery of this Guaranty;

   b. This Guaranty constitutes a valid and legally binding agreement of Guarantor enforceable against Guarantor in accordance with its terms, except as the enforceability of this Guaranty may be limited by the effect of any applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors' rights generally and by general principles of equity; and

   c. There are no actions, suits or proceedings pending, or to the knowledge of Guarantor, threatened against or affecting Guarantor before any court, governmental agency or arbitrator, which may, in any one case or in the aggregate, materially adversely affect the financial conditions, operations, properties or business of Guarantor or the ability of Guarantor to perform his obligations under this Guaranty.

9. Until all obligations have been irrevocably paid and performed in full, Guarantor shall have no right of subrogation and Guarantor waives any right to enforce any remedy which it now has or may hereafter have against Tenant, and any benefit of and any right to participate in any security now or hereafter held by Landlord.

10. Guarantor hereby waives (a) notice of acceptance of this Guaranty; (b) presentment and demand; (c) any right to require that any action or proceeding be brought against Tenant or any other person, prior to any action against Guarantor under the terms hereof; and (d) any circumstance whatsoever or any act of Tenant or any existence of or reliance on any representation by Tenant that might otherwise constitute a legal or equitable defense available to, or a discharge of, the Guarantor.

11. All of the terms of this Guaranty shall apply to Guarantor and to his or her or its successors and assigns, as the case may be, and may be enforced by Landlord, and his or her heirs, executors, administrators, personal legal representatives, or its successors and assigns, as the case may be, and any holder of any mortgage or charge over all or any part of the lands on which the Premises are located. This Guaranty may be assigned by Landlord without restriction.

12. Any term used herein without definition shall have the same meaning as set forth in the Lease.

13. This Guaranty shall be enforced in accordance with the laws of the State in which the Shopping Center (as defined in the Lease) is located without giving effect to the principles of conflict of laws.

14. Guarantor shall execute and deliver to Landlord within ten (10) business days after receipt of any request, an estoppel statement or other certificate to the same extent as Tenant is required to deliver same to any existing, future or prospective mortgagee(s) or

purchaser(s) of the Premises or Landlord pursuant to the provisions of the Lease.

15. The death or disability of any individual acting as Guarantor, or the dissolution of any entity acting as Guarantor, shall not affect Guarantor's obligations hereunder, and Guarantor's estate, successors and assigns shall remain liable for Guarantor's obligations hereunder.

16. If any term or provision of this Guaranty, or the application thereof to any person, entity or circumstance, shall, to any extent, be invalid or unenforceable, the remainder of this Guaranty, or the application of such term or provision to any person, entity or circumstance, other than those as to which it is held invalid or unenforceable, shall not be affected thereby, and each term and provision of this Guaranty shall be valid and be enforced to the fullest extent permitted by law.

17. Guarantor waives the benefit of any statute of limitations affecting Guarantor's liability under this Guaranty.

18. Guarantor's address is as follows:

THE MUNSON BUFFALO RESTAURANT GROUP
409 Joyce Kilmer Ave., Suite 310
New Brunswick, NJ 08901
Attn: Jack Litman

With a copy to:

David S. Paris, Esquire
Paris Ackerman, LLP
120 Eagle Rock Avenue, Suite 315
East Hanover, NJ 07936

19. In order to facilitate the agreements contemplated hereby, the signature to this Guaranty transmitted as electronic copies may be used in place of the original signature on this Guaranty. Guarantor (i) intends to be bound by electronic copies of this Guaranty, (ii) is aware that Landlord is relying on the electronic copies, and (iii) hereby waives any defenses to the enforcement of this Guaranty based upon the electronic copies. Promptly following the delivery of the electronic copies, Guarantor shall deliver to Landlord the original executed Guaranty.

IN WITNESS WHEREOF, Guarantor has duly executed this Guaranty as of the day and year first above written.

THE MUNSON BUFFALO RESTAURANT GROUP

Witness:__________________ By:____________________________
Name:
Title:
Tax ID No. ______________________

STATE OF :
: ss.
COUNTY OF :

ON THIS, the ___day of January, 2025, before me, a Notary Public in and for the State and County aforesaid, the undersigned officer, personally appeared _________________, who acknowledged to me that he executed the foregoing instrument for the purposes therein contained by signing his/her name.

IN WITNESS WHEREOF, I have hereunto set my hand and official seal.

____
Notary Public

(NOTARIAL SEAL)

My Commission Expires:

EXHIBIT "I"

FLOOD RISK NOTICE

This Notice is provided pursuant to N.J.S.A. 46:8-50, which requires landlords to make certain disclosures regarding the property's flood risk and flood history and is applicable to the property being leased pursuant to this Lease; Capitalized terms used herein and not otherwise defined shall have the meanings set forth in the Lease.

1. Is any or all of the Premises located wholly or partially in the Special Flood Hazard Area ("100-year/1% Annual Chance Flood Plain") according to FEMA's current flood insurance rate maps for the Premises area?

Yes, effective map __X____ Yes, preliminary map _____ No _____

2. Is any or all of the Premises located wholly or partially in a Moderate Risk Flood Hazard Area ("500-year/0.2% Annual Chance Flood Plain") according to FEMA's current flood insurance rate maps for the Premises area?

Yes, effective map ______ Yes, preliminary map _____ No __X___

3. Has the Premises or any portion of the parking areas of the Premises ever experienced any flood damage, water seepage, or pooled water due to a natural flood event?

Yes _____ No __X__ Unknown _____

If the answer is Yes, how many times has such an event occurred: ________________________

If the answer is Yes, describe each such event, including date of event: ____________________

Tenant: _____________________________ Landlord: ___________________________

Date: ___________________ Date: _____________________

NOTE: Flood risks in New Jersey are growing due to the effects of climate change. Coastal and inland areas may experience significant flooding now and in the near future, including in places that were not previously known to flood. For example, by 2050, it is likely that sea-level rise will meet or exceed 2.1 feet above 2000 levels, placing over 40,000 New Jersey properties at risk of permanent coastal flooding. In addition, precipitation intensity in New Jersey is increasing at levels significantly above historic trends, placing inland properties at greater risk of flash flooding. These and other coastal and inland flood risks are expected to increase within the life of a typical mortgage originated in or after 2020. To learn more about these impacts, including the flood risk to your property, visit flooddisclosure.nj.gov. To learn more about how to prepare for a flood emergency, visit nj.gov/njoem/plan-prepare/floods.

FLOOD INSURANCE: Flood insurance may be available to renters through FEMA's National Flood Insurance Program to cover your personal property and contents in the event of a flood. A standard renter's insurance policy does not typically cover flood damage. You are encouraged to examine your policy to determine whether you are covered.

EXHIBIT "J"

ADDENDUM TO LEASE

This Addendum to Lease ("Addendum"), dated January 24 , 2025, is entered into between OASG HAZLET, LLC ("Landlord"), and MUNSON OF HAZLET WINGS LLC ("Tenant").

RECITALS

A. The parties have entered into a Lease Agreement, dated January 24, 2025, (the "Lease") pertaining to the premises located at a portion of 3010 Route 35, Hazlet, New Jersey (the "Premises").

B. Landlord acknowledges that Tenant has agreed to operate a Sports Bar at the Premises pursuant to Tenant's Franchise Agreement (the "Franchise Agreement") with Buffalo Wild Wings International, Inc. ("BWW") under the name "Buffalo Wild Wings Grill & Bar" or other name designated by BWW (the "Sports Bar").

C. The parties desire to amend the Lease in accordance with the terms and conditions contained in this Addendum to provide BWW the opportunity to preserve the Premises as a BWW branded restaurant as provided herein.

AGREEMENT

Landlord and Tenant agree to amend the Lease as follows:

1. Remodeling and Decor. Landlord agrees that Tenant has the right to remodel, equip, paint and decorate the interior of the Premises and to display such proprietary marks and signs on the interior and exterior of the Premises as Tenant is reasonably required to do pursuant to the Franchise Agreement and any successor Franchise Agreement under which Tenant may operate a Sports Bar on the Premises. Any remodel of the building and/or its signs shall be subject to Landlord's prior and reasonable approval.

2. Assignment by Tenant.

   (a) Tenant does not have the right to sublease or assign the Lease to any third party without BWW's (and, to the extent required under the Lease and subject to the provisions of this Addendum, Landlord's) written approval.

   (b) So long as Tenant is in not in default under the Lease beyond any applicable notice and cure periods (as they may be extended with respect to BWW pursuant to Section 3(a) below), Tenant has the right to assign all of its right, title and interest in the Lease to BWW, its affiliates or its parent company, during the term of the Lease, including any extensions or renewals, without first obtaining Landlord's consent. No assignment will be effective, however, until BWW or its

designated affiliate (the "BWW Entity") gives Landlord written notice of its acceptance of the assignment. Subject to Section 3(a) below, the BWW Entity will be responsible only for the Lease obligations and liabilities incurred after the effective date of the assignment and only until such time as the Lease is further assigned pursuant to Section 2(c).

(c) If the BWW Entity elects to assume the Lease, under this Section 2 or unilaterally assumes the lease as provided for in Section 3(a) or 4, Landlord and Tenant agree that (i) Tenant will remain liable for the responsibilities and obligations, including amounts owed to Landlord, prior to the date of assignment and assumption, and (ii) the BWW Entity will have the right to assign or sublease the Premises to another franchisee with Landlord's prior reasonable approval (not to be unreasonably withheld, conditioned or delayed), provided the franchisee meets BWW's then-current standards and requirements for franchisees and agrees to operate the Sports Bar as a Buffalo Wild Wings Sports Bar pursuant to a Franchise Agreement with BWW and the existing Guarantor shall not be released. Subject to the foregoing, upon receipt by Landlord of an assumption agreement pursuant to which the assignee agrees to assume the Lease and to observe the terms, conditions and agreements on the part of Tenant to be performed under the Lease, the applicable BWW Entity shall thereupon be released from all liability as tenant under the Lease from and after the date of assignment, without any need of a written acknowledgment of such release by Landlord.

3. Default and Notice.

(a) Landlord shall send BWW copies of all notices of default it gives to Tenant concurrently with giving such notices to Tenant. If Tenant fails to cure any defaults within the period specified in the Lease, Landlord shall promptly give BWW written notice thereof, specifying the defaults Tenant failed to cure. BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume the Lease if Tenant fails to cure, provided that any such assumption shall be subject to the cure of any then-existing defaults. BWW shall have 10 business days from the date BWW receives such notice to exercise, by written notice to Landlord and Tenant, its right for BWW or a BWW Entity to assume the Lease. BWW or the BWW Entity shall have an additional 10 business days from the expiration of Tenant's cure period in which to cure the default or violation. Any such assumption shall be void and of no force and effect if the defaults are not cured within the aforesaid 10 business day period.

(b) All notices to BWW must be sent by registered or certified mail, postage prepaid, to the following address:

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328
Attention: General Counsel

BWW may change its address for receiving notices by giving Landlord written notice of the new address. Landlord agrees that it will notify both Tenant and BWW of any change in Landlord's mailing address to which notices should be sent.

4. Termination, Non-Renewal, Expiration.

(a) If the Franchise Agreement is terminated for any reason during the term of the Lease or any extension thereof, BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume the Lease by giving Landlord written notice, provided that BWW cures any then-existing defaults. Within 30 days after receipt of such notice, Landlord shall give BWW written notice specifying any defaults of Tenant under the Lease.

(b) Intentionally deleted.

5. Access to Premises Following Expiration or Termination of Lease. Landlord will cooperate with the BWW Entity in gaining possession of the Premises. Upon the expiration or termination of the Lease, if a BWW Entity does not elect to enter into a new lease for the Premises with Landlord on terms reasonably acceptable to the BWW Entity, Landlord will allow BWW to enter the Premises for a period not to exceed fifteen (15) business days, without BWW being guilty of trespass and without incurring any liability to Landlord, except for any damages caused by BWW's willful misconduct or negligence, to remove all signs, awnings, and all other items identifying the Premises as a BUFFALO WILD WINGS SPORTS BAR and to make such other modifications (such as repainting) as are reasonably necessary to protect the BUFFALO WILD WINGS® marks and system. In the event BWW (directly or through any affiliate) exercises its option to purchase assets of Tenant, Landlord must permit BWW or its affiliate to remove all such assets being purchased, provided such assets are removed from the Premises within the aforesaid fifteen (15) business day period.

6. Additional Provisions.

(a) Landlord hereby acknowledges that the provisions of this Addendum are required pursuant to the Franchise Agreement under which Tenant plans to operate its business and the Tenant would not lease the Premises without this Addendum.

(b) Landlord further acknowledges that Tenant is not an agent or employee of BWW and the Tenant has no authority or power to act for, or to create any liability on behalf of, or to in any way bind BWW or any affiliate of BWW, and that Landlord has entered into this Addendum with full understanding that it creates no duties, obligations or liabilities of or against BWW or any affiliate of BWW, unless and until the Lease is assigned to, and accepted in writing by, BWW or its parent company.

(c) The BWW Entity may elect not to assume or be bound by the terms of any amendment to the Lease executed by Tenant without obtaining BWW's prior written approval, which shall not be unreasonably withheld or delayed.

8. Reaffirmation of Lease. Except as amended or modified in this Addendum, all of the terms, conditions and covenants of the Lease remain in full force and effect and are incorporated by reference and made a part of this Addendum as though copied herein in full. In the event of any conflict between the terms of this Addendum and those in the Lease, the terms of this Addendum shall control.

9. Beneficiary. Landlord and Tenant expressly agree that BWW is a third party beneficiary of this Addendum with independent enforcement rights.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the dates written below.

LANDLORD:

OASG HAZLET, LLC,
a Delaware limited liability company

Witness: [signature]
Print: Patricia Glen

By: [signature]
Name: John A. Saraceno, Jr.
Title: Authorized Signatory

TENANT:

MUNSON OF HAZLET WINGS LLC,
a New Jersey limited liability company

Witness: [signature]
Print: Sarai Marie Vazquez

[signature]
Name: Jack Litman
Title: Member

ME1 51271674v.8

FIRST AMENDMENT TO LEASE

THIS FIRST AMENDMENT TO LEASE (this "Amendment") is made to be effective July 29, 2025 (the "Effective Date"), by and between LJL REALTY VI, LLC, a New Jersey limited liability company ("Landlord"), having an office at c/o Joe E. Gassib Realty Co., 435 Hudson Street, Hackensack, New Jersey 07601, and MUNSON OF HAZLET WINGS LLC, a New Jersey limited liability company ("Tenant"), with an address at 409 Joyce Kilmer Ave., Suite 310, New Brunswick, NJ 08901 ("Tenant").

WITNESSETH:

WHEREAS, Landlord's predecessors-in-interest and Tenant entered into that certain lease dated January 24, 2025, hereinafter referred to as the "Lease", whereby Landlord and Tenant are the current parties to the Lease for that certain retail premises consisting of approximately 7,558 square feet more particularly described in the Lease ("Premises"), such Premises being part of Hazlet Town Center ("Shopping Center") located on real property more particularly described in the Lease, in the City of Hazlet and State of New Jersey; and

WHEREAS, the Lease has a Liquor License Contingency provision at Section 47; and

WHEREAS, Landlord and Tenant now desire to extend the Liquor License Procurement Period for an additional sixty (60) days;

NOW, THEREFORE, in consideration of the mutual covenants herein contained and other good and valuable consideration, receipt, and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. The Liquor License Procurement period set forth in Section 47 of the Lease is hereby being extended for an additional sixty (60) days with the one hundred eighty (180) day period for the Liquor License Procurement Period being amended to two hundred forty (240) days. The Liquor License Procurement Period shall end on September 21, 2025.

2. All the other terms and conditions of the Lease not specifically modified by this Amendment shall remain in full force and effect.

3. This Amendment shall only be binding on the parties upon each party's receipt of a fully executed copy of this Amendment. This Amendment may be executed in multiple counterparts each of which when taken together shall constitute a binding agreement. This Amendment may be executed and delivered electronically as a PDF or via DocuSign or Adobe Sign, or via facsimile, which such electronic execution or facsimile signature(s) and delivery shall be valid and binding the same as if original documents were delivered.

[REMAINDER OF THE PAGE IS INTENTIONALLY LEFT BLANK]

[SIGNATURES ON THE NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment to be effective on the Effective Date first set forth above.

LANDLORD:

LJL REALTY VI, LLC,
a New Jersey limited liability company

By: ______________________________
LJL REALTY, A New Jersey Corporation, Member
By: Joseph E. Gassib, Authorized Signatory

TENANT:

MUNSON OF HAZLET WINGS LLC,
a New Jersey limited liability company

By: ______________________________
Jack Litman, Member

NORTHCAPITAL

ESCROW AGREEMENT

This Escrow Agreement (this "**Agreement**"), effective as of the effective date set forth on the signature page hereto ("**Effective Date**"), is entered into by the following:

(i) the issuer set forth on the signature page hereto ("**Issuer**"); and

(ii) the broker-dealer for Issuer's offering set forth on the signature page hereto ("**Manager**"); and

(iii) North Capital Private Securities Corporation, a Delaware corporation, as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent ("**NCPS**").

For purposes of this Agreement: (a) the above parties other than and excluding NCPS are referred to herein as "**Issuer Party**"; (b) references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally; and (c) Issuer Party, collectively with NCPS, are referred to herein as the "**Parties**" and each, a "**Party**".

The following Exhibits are incorporated by reference into this Agreement:

Exhibit A – Contingent Offering (if applicable)
Exhibit B – Fees and Expenses

Recitals

A. NCPS is a broker-dealer registered with the U.S. Securities and Exchange Commission ("**SEC**") and a member of the Financial Industry Regulatory Authority, Inc. ("**FINRA**") and the Securities Investor Protection Corporation ("**SIPC**").

B. Issuer Party is engaging NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent in connection with Issuer's sale of debt, equity or hybrid securities ("**Securities**") in an offering exempt from registration under the U.S. Securities Act of 1933, as amended ("**Securities Act**"), pursuant to Regulation Crowdfunding ("**Offering**").

C. In accordance with the Form C applicable to the Offering provided by Issuer Party for dissemination to investors in connection with the Offering ("**Offering Document**"), subscribers to the Securities ("**Subscribers**") will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

D. In accordance with the Offering Document, all payments by Subscribers subscribing for Securities required to be held in escrow shall be sent directly to NCPS as the facilitator of escrow as set forth herein through the institution in Section 1(d) below as escrow agent, and NCPS by this Agreement agrees to accept, hold and promptly disburse or transmit such funds deposited with it with respect thereto ("**Escrow Funds**") in accordance with the terms of this Agreement and in compliance with Rule 15c2-4 of the U.S. Securities Exchange Act of 1934, as amended ("**Exchange Act**"), and Regulation Crowdfunding Rule 303(e), as applicable, and related SEC guidance and FINRA rules.

E. If the Offering is being made by Issuer on an "all-or-none" basis or on any other basis that contemplates payments to be made to Issuer only upon the occurrence of some further event or contingency as set forth in Exhibit A, as applicable, NCPS will promptly deposit any and all Escrow Funds NCPS receives into a separate bank escrow account as set forth in Section 1(d) below, for the persons or entities with a beneficial interest therein, until the appropriate event or contingency has occurred, at which time the Escrow Funds will be promptly transmitted to Issuer, else promptly returned to the persons or entities entitled thereto pursuant to Section 3 and 4 below.

F. NCPS will be a participant in the Offering for the limited purpose of facilitating escrow described in this Agreement, and if required by an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2). NCPS accepts no other role and assumes no other responsibilities related to the Offering, such as managing broker-dealer, placement agent, selling group member or referring broker-dealer, unless and until the roles and responsibilities are expressly delineated in a separately executed placement, managing broker, selling or referral agreement, as the case may be, if any.

In consideration of the mutual representations, warranties and covenants contained in this Agreement, the Parties, intending to incorporate the foregoing Recitals into this Agreement and to be legally bound, agree as follows:

Agreement

1. **Definitions.** Capitalized terms used in this Agreement and not otherwise defined above or elsewhere in this Agreement shall have the meanings as set forth below:

(a) "**ACH**" means Automated Clearing House.

(b) "**Business Day**" means a calendar day other than Saturday, Sunday or any public holiday when banks are closed for business in Delaware, Pennsylvania or Utah.

(c) "**Cash Investment**" means an amount in US Dollars equal to (i) the number of Securities to be purchased by a Subscriber, multiplied by (ii) the offering price per Security as set forth in the Offering Document.

(d) "**Cash Investment Instrument**" means, in full payment of the Cash Investment for the Securities to be purchased by a Subscriber, a check, money order or similar instrument made payable by Subscriber to the order of or endorsed to the order of:

NCPS at TriState Capital Bank/Munson Crowd Group LLC/________________ - Escrow Account
(Offering Name*) (Subscriber Name**)

or wire transfer or ACH transmitted by Subscriber to the following account ("**Escrow Account**"):

Institution: TriState Capital Bank
ABA: 043019003
Account Name: North Capital Private Securities Corporation
Account Number: 0220003339
For Further Credit To: Munson Crowd Group LLC
(Offering Name*)

____
(Subscriber Name**)

or, if applicable to the Offering, funds transmission by credit or debit card or ACH through and subject to the terms and conditions of NCPS's payment processing facilitation services; all instruments of payment must be payable to the institution as set forth above as escrow agent until any applicable minimum contingency requirement is met.

*Offering Name as set forth on the signature page hereto.
**Subscriber Name as completed by Subscriber.

(e) "**Expiration Date**" means 12 months from the Effective Date, unless mutually extended by the Parties in writing (which may be via email).

(f) "**Instruction Letter**" means written instructions in a form acceptable to NCPS and executed by Issuer Party with Issuer Party directing NCPS to promptly disburse the Escrow Funds to Issuer pursuant to Section 4(a).

(g) "**Minimum Offering**" has the meaning as set forth on the signature page hereto.

(h) "**Minimum Offering Notice**" means a written notification in a form acceptable to NCPS and signed by Issuer Party with Issuer Party representing to NCPS that: (i) subscriptions for at least the Minimum Offering have been received; (ii) to the best of Issuer Party's knowledge after due inquiry and review of Issuer Party's records, Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS; (iii) such subscriptions have not been withdrawn, rejected or otherwise terminated; and (iv) Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

(i) "**NACHA**" means National Automated Clearing House Association.

(j) "**Subscription Accounting**" means an accounting of all subscriptions for Securities received and accepted by Issuer Party as of the date of such accounting, indicating for each subscription Subscriber's name and address, the number and total purchase price of subscribed Securities, the date of receipt by Issuer of the Cash Investment Instrument and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by Subscriber, any rejection of such subscription by Issuer Party or other termination, for whatever reason, of such subscription.

2. **Appointment of Facilitator of Escrow.** Issuer Party hereby appoints NCPS to serve as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent, and NCPS hereby accepts such appointment, in accordance with the terms of this Agreement. Issuer Party shall take all necessary steps to assure that all funds necessary to consummate the Offering and required by the Offering Document or Law (as defined below) to be deposited into the Escrow Account are deposited in the Escrow Account. Issuer Party shall not receive interest on the Escrow Funds and the Escrow Account shall be a non-interest bearing account as to Issuer Party.

3. **Deposits into Escrow Account.**

(a) Issuer Party shall direct Subscribers to, and Subscribers shall, directly deliver to NCPS all Cash Investment Instruments for deposit in the Escrow Account as required by the Offering Document or Law, which shall be deposited into the Escrow Account. Any other Cash Investment Instruments transmitted to NCPS in respect of the Offering shall be deposited into the Escrow Account. Each such direction shall be accompanied by a Subscription Accounting.

ALL FUNDS DEPOSITED INTO THE ESCROW ACCOUNT PURSUANT TO THIS SECTION 3 SHALL REMAIN THE PROPERTY OF EACH SUBSCRIBER ACCORDING TO SUCH SUBSCRIBER'S INTEREST AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS, THE INSTITUTION IN SECTION 1(D) OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER PARTY UNTIL ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a). IF ESCROW IS REQUIRED BY THE OFFERING DOCUMENT OR LAW, ISSUER PARTY SHALL NOT RECEIVE CASH INVESTMENT INSTRUMENTS DIRECTLY FROM SUBSCRIBERS.

(b) Issuer Party understands and agrees that all Cash Investment Instruments received by NCPS pursuant to this Agreement are subject to collection requirements of presentment, clearing and final settlement and payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. NCPS shall process each Cash Investment Instrument for collection promptly upon receipt, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS's sole obligation shall be to notify Issuer Party of such dishonor and, if applicable, to promptly return such Cash Investment Instrument to Subscriber. Notwithstanding, if for any reason any Cash Investment Instrument is uncollectible or returned after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer Party shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof, including, without limitation, any fees or expenses with respect thereto, which NCPS may collect from Issuer Party pursuant to Section 10.

(c) Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS's sole obligation shall be to notify Issuer Party, depending upon the source of the Cash Investment Instrument, of such fact and to pay to Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument upon receipt from Subscriber of any required payment instructions; provided that amounts are settled as contemplated in subsection (b) above; provided further that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(d) NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not properly made payable or endorsed as set forth in Section 1(d).

(e) Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such return to Subscriber as outlined in this Section 3, including, without limitation, updated payment information in the event a return to Subscriber for any reason cannot be made by the same method as received by NCPS.

(f) In the event any party other than NCPS receives a Cash Investment Instrument required by the Offering Document or Law to be deposited into escrow, Issuer Party agrees to promptly, and in no event later than one Business Day after receipt, deliver or cause to be delivered such Cash Investment Instrument to NCPS for deposit into the Escrow Account.

4. **Disbursement of Escrow Funds.**

(a) Subject to Section 3(b) and Section 10, NCPS shall promptly disburse in accordance with the Instruction Letter the liquidated value of the Escrow Funds from the Escrow Account to Issuer by wire transfer (or by method as otherwise agreed by NCPS) no later than one Business Day following receipt of the following documents:

(i) Minimum Offering Notice;

(ii) Subscription Accounting substantiating the fulfillment of the Minimum Offering;

(iii) Instruction Letter; and

(iv) such other certificates, notices or other documents as NCPS may reasonably require;

provided that NCPS shall not be obligated to disburse the liquidated value of the Escrow Funds to Issuer if NCPS has reason to believe that (A) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (B) any of the information or the certifications, representations, warranties or opinions set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter or other certificates, notices or other documents are incorrect or incomplete. Once the Minimum Offering contingency has been met and after the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), subject to Section 3(b) and Section 10, NCPS shall promptly disburse any additional funds received with respect to the Securities to Issuer by wire transfer (or by method as otherwise agreed by NCPS) no later than one Business Day after NCPS receives (1) Issuer's request for closing via NCPS's online portal, (2) Issuer's written verification that the subscriptions therefor are in good order and (3) a notice and instruction letter including notifications, confirmations, representations and warranties, as applicable, as set forth in the Minimum Offering Notice, Subscription Accounting, Instruction Letter.

*Any ACH transaction must comply with all applicable laws, rules, regulations, codes and orders of applicable governmental, regulatory, judicial and law enforcement authorities and self-regulatory authorities (collectively, "**Law**"), including, without limitation, NACHA's operating rules that apply to the ACH network as in effect from time to time. NCPS is not responsible for errors in the completion, accuracy or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of funds on deposit in any account.*

*FOR PURPOSES OF FULFILLING RETURNS IN SECTION 3 ABOVE AND THIS SECTION 4 WITH RESPECT TO A SUBSCRIBER'S PAYMENT OF A CASH INVESTMENT MADE VIA ACH AS THE CASH INVESTMENT INSTRUMENT ("**ACH SUBSCRIBER**"), NCPS SHALL PROCESS A RETURN OF AN ACH SUBSCRIBER'S CASH INVESTMENT AMOUNT PROMPTLY AS SOON AS SUCH FUNDS TRANSMITTED BY ACH HAVE SETTLED IN THE ESCROW ACCOUNT.*

(b) No later than three Business Days after receipt from Subscriber of any required payment instructions and receipt by NCPS of written notice: (i) from Issuer Party that Issuer Party intends to reject or return a Subscriber's subscription; (ii) from Issuer Party that there will be no closing of the sale of Securities to Subscribers; (iii) from any federal or state regulatory authority that any application by Issuer to conduct banking business has been denied; or (iv) from the SEC or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least 20 days, NCPS shall pay to such Subscriber in (i) and each Subscriber in (ii)-(iv) by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts are settled as contemplated in Section 3(b); provided further that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information.

(c) Notwithstanding anything to the contrary contained herein, if NCPS shall not have received an Instruction Letter and a Minimum Offering Notice (as applicable to the Offering) on or before the Expiration Date or the Termination Date (as defined below), subject to Section 5, NCPS shall, within three Business Days after such Expiration Date or Termination Date and receipt from Subscriber of any required payment instructions, and without any further instruction or direction from Issuer Party, pay to each Subscriber by the same method the amount of the Cash Investment received by NCPS from such Subscriber or promptly return to Subscriber such Subscriber's Cash Investment Instrument; provided that amounts are settled as contemplated in Section 3(b); provided further that amounts in excess of $25,000 will be returned via wire transfer upon confirmation by NCPS of Subscriber's account information. For purposes of this Agreement, "**Termination Date**" means, if the Offering is a contingent Offering, the date on which the minimum offering contingencies are required to have been met, as such date may be amended as provided in the Offering Document.

(d) Issuer Party shall, or cause Subscriber to, provide NCPS with information sufficient to effect such payment or return to Subscriber as outlined in this Section 4, including, without limitation, updated payment information in the event a payment or return to Subscriber for any reason cannot be made by the same method as received by NCPS.

ISSUER PARTY IS RESPONSIBLE FOR AND SHALL PAY ALL AMOUNTS, FEES AND EXPENSES (INCLUDING, WITHOUT LIMITATION, PAYMENT FOR OR REIMBURSEMENT OF ANY UNCOLLECTIBLE OR RETURNED CASH INVESTMENT INSTRUMENTS OR PAYMENT METHOD CHARGEBACKS, REVERSALS OR OTHER AMOUNTS) IMMEDIATELY UPON NCPS'S DEMAND.

5. **Suspension of Performance or Disbursement Into Court.** If, at any time, (a) there shall exist any dispute between Issuer Party, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or (b) NCPS is unable to determine, to NCPS's reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS's proper actions with respect to its obligations hereunder, or (c) Issuer Party has not within 30 days of NCPS's notice of resignation pursuant to Section 7 appointed a successor provider of escrow services or agent to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions: (i) suspend the performance of any of its obligations (including, without limitation, any disbursement obligations) under this Agreement until such dispute or uncertainty shall be resolved to the sole satisfaction of NCPS or until a successor provider of escrow services or agent shall have been appointed (as the case may be); or (ii) petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by Law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court. NCPS shall have no liability to Issuer Party, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6. **No Commingling, Investment of Funds or Interest to Issuer Party.** NCPS shall not: (a) commingle Escrow Funds received by it in escrow with funds of others that are not Escrow Funds, including funds received by NCPS in escrow in connection with any other offering of debt, equity or hybrid securities; or (b) invest such Escrow Funds. The Escrow Funds will be held in the Escrow Account, which shall not accrue interest in favor of Issuer Party or any Subscriber.

7. **Resignation of NCPS.** NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving 30 days prior written notice to Issuer Party specifying a date when such resignation shall take effect. Upon any such notice of resignation, or upon any termination of this Agreement pursuant to Section 17, Issuer Party shall appoint a successor provider of escrow services or agent hereunder prior to the effective date of such resignation or termination. NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor provider of escrow services or agent, after making copies of such records as NCPS deems advisable. After NCPS's resignation or the termination of this Agreement, as applicable, and the fulfillment of NCPS's obligations with respect thereto, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was the facilitator of escrow under this Agreement.

8. **Role of NCPS as Facilitator of Escrow.**

(a) NCPS's sole responsibility as a participant in the Offering under this Agreement is as the facilitator of escrow as set forth herein through the institution in Section 1(d) as escrow agent to facilitate the safekeeping with, and disbursement by, the escrow agent of the Escrow Funds, in accordance with the terms hereto. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines by final unappealed or non-appealable order pursuant to Section 20(a) that NCPS's fraud, willful misconduct or gross negligence was the primary cause of any Losses (as defined below) to Issuer Party ("**Ineligible Losses**").

(b) NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding.

(c) NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Agreement, including, without limitation, the Offering Document. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer Party or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer Party or any third party (including any Subscriber) to honor any of the provisions of this Agreement.

(d) NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, to the extent legally permissible, NCPS shall provide Issuer Party with prompt notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

(e) NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any liability whatsoever in acting in accordance with the opinion or instruction of such counsel. Issuer Party shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel. NCPS will use reasonable efforts to provide Issuer Party with written notice prior to incurring fees and expenses of counsel pursuant to this Section 8(e).

(f) By this Agreement, Subscribers are not customers of NCPS and NCPS shall have no obligation to determine a Subscriber's suitability to participate in the Offering, whether the Offering complies with Law, verify a Subscriber's identity or perform anti-money laundering, know your customer or other due diligence, such responsibilities being obligations of Issuer Party or Issuer Party's agents. Notwithstanding, NCPS may ask Issuer Party to provide, and Issuer Party shall provide promptly upon NCPS's request, certain information about Subscribers, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a Subscriber's identity. Any further participation by NCPS in the Offering (if any) other than to facilitate escrow as set forth in this Agreement shall be governed by separate agreement.

(g) NCPS makes no representation, warranty or covenant as to the compliance of any transaction related to the escrow with any Law. NCPS shall not be responsible for the application or use of any funds released from the Escrow Account pursuant to this Agreement.

9. **Indemnification of NCPS.**

(a) Issuer Party (including Issuer Party's affiliates, collectively, the "**Indemnifying Party**") agrees (and agrees to cause the other Indemnifying Parties) jointly and severally and at their own cost and expense to release, indemnify, defend and hold harmless NCPS and its affiliates and their respective directors, officers, employees, agents, representatives, advisors and consultants, and their respective successors and assigns (each, an "**NCPS Parties**"), to the fullest extent permitted by Law, from and against (and no NCPS Party shall be liable for) any Losses, joint or several, in connection with all actions (including equity owner actions), claims, disputes, inquiries, indemnification, proceedings, investigations and other legal process regardless of the source (including NCPS Parties) (collectively, "**Actions**") arising out of or relating to the offering and sale of securities, this Agreement, the provision of NCPS's services hereunder or the engagement of NCPS hereunder (including, without limitation, any breach or alleged breach of this Agreement or any representation, warranty or covenant herein, any breach or alleged breach of Law or any rejection of a Cash Investment, or the suspension of performance or disbursement into court pursuant to Section 5), and will reimburse NCPS Parties for all expenses (including attorneys' fees) as they are incurred by NCPS Parties in connection with investigating, preparing, defending or appearing as a third party witness in connection with any such Action whether or not related to a pending or threatened Action in which NCPS is a party. Notwithstanding, Issuer Party will not be responsible for any Ineligible Losses, and NCPS agrees to immediately refund any indemnification payments made to an NCPS Party upon such determination. "**Losses**" means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including, without limitation, reasonable attorneys' fees, the costs of enforcing any right hereunder, the costs of pursuing any insurance providers, the costs of collection and the costs of defending against or appearing as a witness, whether direct, indirect, consequential or otherwise. Indemnifying Parties shall pay to NCPS Parties all amounts due under this Section 9 promptly after written demand therefor.

(b) Promptly after the receipt by any NCPS Party of notice of the commencement of any Action, NCPS shall, if a claim with respect thereto is or may be made against the Indemnifying Party, give the Indemnifying Party written notice of the commencement of such Action. The failure to give such notice shall not relieve any Indemnifying Party of any of its indemnification obligations, except where, and solely to the extent that, such failure actually and materially prejudices the rights of such Indemnifying Party. With respect to any Action in which a NCPS Party may be entitled to indemnification under this Agreement, the Indemnifying Party may by written notice to NCPS request to assume the defense of any such Action with counsel reasonably satisfactory to the NCPS Party. If NCPS agrees to the assumption by the Indemnifying Party of the defense of any such Action, the NCPS Party shall have the right to participate in such Action and to retain its own counsel, but the Indemnifying Party shall not be liable for any fees or expenses of other counsel subsequently incurred by such NCPS Party in connection with the defense thereof unless: (i) the Indemnifying Party has agreed to pay such fees and expenses; (ii) the Indemnifying Party shall have failed to employ counsel reasonably satisfactory to the NCPS Party in a timely manner; or (iii) the NCPS Party shall have been advised by counsel that there are actual or potential conflicting interests between the Indemnifying Party and the NCPS Party, including situations in which there are one or more legal defenses available to the NCPS Party that are different from or additional to those available to the Indemnifying Party. No Indemnifying Party shall settle any Action on behalf of a NCPS Party without the prior written consent of such NCPS Party.

(c) In the event NCPS performs any service not specifically provided hereinabove, or that there is any assignment or attachment of any interest in the subject matter of this escrow or any modification thereof, or that any controversy arises hereunder, or that NCPS is made a party to, or intervenes in, any dispute pertaining to this escrow or the subject matter hereof, NCPS shall be reasonably compensated therefor and reimbursed for all costs and expenses occasioned thereby; and Issuer Party hereto agree jointly and severally to pay the same and to jointly and severally and at their own cost and expense release, indemnify, defend and hold harmless the NCPS Parties pursuant to subsection (a) above, it being understood and agreed that NCPS may interplead the subject matter of this escrow into any court of competent jurisdiction, and the act of such interpleader shall immediately relieve NCPS of any duties, liabilities or responsibilities.

(d) For the sole purpose of enforcing and otherwise giving effect to the provisions of this Section 9, Issuer Party hereby consents to personal jurisdiction and service and venue in any court in which any claim that is subject to this Agreement is brought against any NCPS Party.

(e) If an Action is commenced or threatened and is ultimately settled, Issuer Party shall use its commercially reasonable efforts to cause NCPS and the other NCPS Parties, by name or description, to be included in any release or settlement agreement, whether or not NCPS and the other NCPS Parties are named as defendants in such Action.

10. **Compensation to NCPS.**

(a) Issuer Party shall pay or cause to be paid to NCPS for its services as the facilitator of escrow as outlined in Exhibit B, which may be updated from time to time by NCPS by providing written notice to Issuer Party. Issuer Party's obligation to pay such fees to NCPS and reimburse NCPS for such expenses is not conditioned upon a successful closing. Upon Issuer Party's request, NCPS will provide Issuer Party with copies of all relevant invoices, receipts or other evidence of such expenses. The obligations of Issuer Party under this Section 10 shall survive any termination of this Agreement and the resignation or removal of NCPS.

(b) All of the compensation and reimbursement obligations shall be payable by Issuer Party upon demand by NCPS and will be charged automatically by NCPS to the credit card or other payment method separately provided or as otherwise agreed by the Parties. Issuer Party consents to NCPS retaining and using Issuer Party's payment information for future invoices and as provided in this Agreement. Issuer Party agrees and acknowledges that NCPS and its third party vendors may retain and use Issuer Party's payment information to facilitate the payments provided for in this Agreement. Issuer Party agrees to provide NCPS written notice (which may be via email) of any update or changes to Issuer Party's payment information. Absent current payment information, Issuer Party shall make, or cause to be made, all payments to NCPS within 10 days of receiving an invoice therefor. All payments made to NCPS shall be in US dollars in immediately available funds.

(c) If Issuer Party fails to make any payment when due then, in addition to all other remedies that may be available: (a) NCPS may charge interest on the past due amount at the rate of 1.5% per month, calculated daily and compounded monthly, or if lower, the highest rate permitted under Law, which Issuer Party shall pay; such interest may accrue after as well as before any judgment relating to collection of the amount due; and (b) Issuer Party shall reimburse, or cause to be reimbursed, NCPS for all costs incurred by NCPS in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; provided that cumulative late payments are subject to the overall limits as may be required by Law as set forth in Exhibit B.

(d) Only upon the fulfillment of the Minimum Offering, and only when Escrow Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, NCPS is authorized to and may disburse from time to time, to itself or to any NCPS Party from the Escrow Funds (but only to the extent of Issuer's rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any NCPS Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer Party in advance of any disbursement from the Escrow Funds to itself or to any NCPS Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

(e) Only upon the fulfillment of the Minimum Offering, and only when Escrow Funds are eligible to be released to Issuer in accordance with Section 4(a), and otherwise in compliance with Law, Issuer shall grant to NCPS and the NCPS Parties a security interest in and lien upon such Escrow Funds (but only to the extent of Issuer's rights thereto) to secure all obligations hereunder, and NCPS and the NCPS Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (but only to the extent of Issuer's rights thereto). If for any reason the Escrow Funds available to NCPS and the NCPS Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement, Issuer Party shall promptly pay such amounts to NCPS and the NCPS Parties upon receipt of an itemized invoice.

11. **Representations and Warranties.**

(a) Issuer Party jointly and severally represents, warrants and covenants to NCPS as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) Issuer Party is an entity duly organized, validly existing and in good standing under the laws of the state where it was formed. Issuer Party has all requisite power and authority to own those properties and conduct those businesses presently owned or conducted by it. Issuer Party is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its ownership of property or the character of its business requires such qualification, licensure or registration, except where the failure to do so would not have a material adverse effect on Issuer Party or Issuer Party's business.

(ii) Manager is a broker-dealer registered with the SEC and a member of FINRA and SIPC. Manager has implemented, and complies with, a written know-your-customer (KYC) and anti-money laundering (AML) compliance program reasonably designed to comply with the applicable requirements of the USA PATRIOT Act and Bank Secrecy Act and the implementing regulations promulgated thereunder, including policies that could be reasonably expected to detect and cause the reporting of suspicious transactions ("**Requirements**"). Manager maintains in its files documentation supporting these representations and warranties as required by the Requirements, and shall make such information available to NCPS upon reasonable request.

(iii) Issuer Party has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by Issuer Party and constitutes the legal, valid, binding, and enforceable obligation of Issuer Party, enforceable against Issuer Party in accordance with its terms. The execution, delivery and performance of this Agreement does not and will not: (A) conflict with or violate any of the terms of any organizational or governance document, stakeholder agreement, any court order or administrative ruling or decree to which it is a party or any of its property is subject, any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject or any Law; or (B) conflict with, or result in a breach or termination of any of the terms of, or result in the acceleration of any indebtedness or obligations under, any agreement, obligation or instrument by which Issuer Party is bound or to which any property of Issuer Party is subject, or constitute a default thereunder. The execution, delivery and performance of this Agreement is consistent with and accurately described in the Offering Document as set forth in Section 4(b) and Section 4(c) and has been properly described therein.

(iv) Issuer Party acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein to facilitate escrow as set forth herein through the institution in Section 1(d) as escrow agent, and if required by an Offering pursuant to Regulation Crowdfunding, NCPS will be the "qualified third party", as defined in Regulation Crowdfunding Rule 303(e)(2), and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as the facilitator of escrow for the limited purposes set forth herein. Issuer Party shall comply with all Law in connection with the offering and sale of the Securities, including, without limitation, Broker's compliance with Rule 15c2-4 of the Exchange Act and Regulation Crowdfunding. By this Agreement, NCPS accepts no other role and assumes no other responsibilities related to the Offering, including, without limitation, managing broker-dealer, placement agent, selling group member or referring broker-dealer.

(v) Issuer Party has the obligation to, and shall, determine a Subscriber's suitability to participate in the Offering, make sure the Offering complies with Law and the Offering Document, verify a Subscriber's identity and perform anti-money laundering, know your customer and any other due diligence in connection with the transactions contemplated by the Offering. The Offering and any offer or sale in the Offering complies with or is exempt from all applicable registrations or qualification requirements, including, without limitation, those of the SEC or state securities regulatory authorities.

(vi) No person or entity other than the Parties and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

(vii) Any deposit with NCPS by Subscriber and/or Issuer Party of Cash Investment Instruments pursuant to Section 3 shall be deemed a representation and warranty by Issuer Party that such Cash Investment Instrument represents a bona fide sale to such Subscriber of the amount of Securities set forth therein in accordance with the terms of the Offering Document.

(viii) RESERVED.

(ix) To the extent Issuer Party will be sharing personal or financial information of a third party with NCPS in connection with this Agreement, Issuer Party shall maintain and obtain the agreement of each such third party, which shall permit the sharing of such third party's information with NCPS and its affiliates and service providers for NCPS and its affiliates and service providers to use, disclose and retain it in connection with this Agreement and the provision of the services hereunder and as required by Law. NCPS shall be a third party beneficiary to such agreement.

(x) Issuer Party's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. Issuer Party shall immediately notify NCPS if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

(xi) Issuer Party shall provide NCPS with immediate notice of any Action (as defined above), threatened Action or facts or circumstances that could lead to any Action involving any NCPS Party, the escrow agent or this Agreement.

(b) NCPS represents, warrants and covenants to Issuer Party as of the Effective Date and at all times during the Term, including, without limitation, at the time of any deposit to or disbursement from the Escrow Funds:

(i) NCPS is an entity duly organized, validly existing and in good standing under the laws of the State of Delaware. NCPS is a broker-dealer registered with the SEC and a member of FINRA and SIPC. NCPS is duly qualified and properly licensed and registered to do business and is in good standing in all jurisdictions in which its obligations herein require such qualification, license or registration, except where the failure to do so would not have a material adverse effect on NCPS's ability to perform its obligations under this Agreement.

(ii) NCPS has full power and authority to enter into and perform this Agreement. This Agreement has been duly executed by NCPS and constitutes the legal, valid, binding, and enforceable obligation of NCPS, enforceable against NCPS in accordance with its terms. NCPS shall comply with Law in all material respects in performing its obligations under this Agreement.

(iii) NCPS's representations, warranties and covenants are continuing and deemed to be reaffirmed each time Issuer Party provides NCPS with any instructions in connection with the Escrow Account. NCPS shall promptly notify Issuer Party if any representation, warranty or covenant ceases to be true, correct, accurate and complete.

12. **Disclaimer of Advice.** Issuer Party is NCPS's sole customer pursuant to this Agreement. By this Agreement, NCPS is not undertaking to provide any recommendations or advice to any party, including any Subscriber who may be a retail investor, in connection with any offering and sale of securities, NCPS's engagement hereunder or its provision of the services contemplated by this Agreement (including, without limitation, business, investment, solicitation, legal, accounting, regulatory or tax advice). Issuer Party understands that it will be solely responsible for ensuring that any offering and any sale of securities complies with all Law. Issuer Party acknowledges and agrees that it will rely on its own judgment in using NCPS's services.

13. **Survival.** Notwithstanding the expiration or termination of this Agreement or the resignation or removal of NCPS as the facilitator of escrow, the Parties shall continue to be bound by the provisions of this Agreement that reasonably require some action or forbearance (or are required to implement such action or forbearance) after such expiration or termination, including, but not limited to, those related to fees and expenses, indemnities, limitations of and exclusions to liability, warranties, choice of law, jurisdiction and dispute resolution and such provisions shall remain operative and in full force and effect and shall survive any disbursement of Escrow Funds and the expiration or termination of this Agreement. Except as the context otherwise requires, all representations, warranties and covenants of a Party contained in this Agreement shall be deemed to be representations, warranties and covenants during the Term, and such

representations, warranties and covenants shall remain operative and in full force and effect and shall survive the sale of, and payment for, the securities and the expiration or termination of this Agreement to the extent required for the enforcement thereof.

14. **Assignment.** Except as provided in Section 17, no Party shall assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or contract or otherwise, without each other Party's prior written consent; provided NCPS may assign or otherwise transfer its rights, or delegate or otherwise transfer its obligations or performance, under this Agreement pursuant to Section 7 or to an affiliated provider of escrow services or agent without any other Party's consent. Any purported assignment, delegation or transfer in violation of this Section 14 is void. Subject to this Section 14, this Agreement is binding upon and inures to the benefit of the Parties and their respective successors and permitted assigns irrespective of any change with regard to the name of or the personnel of any Party.

15. **Entirety.** This Agreement incorporates by reference NCPS's and its affiliates' data privacy policies and website terms of use, as posted on NCPS's and its affiliates' website from time to time, with which Issuer Party shall, and shall cause investors to, comply. This Agreement (including all exhibits, all schedules and NCPS's and its affiliates' data privacy policies and website terms of use) constitutes the sole and entire agreement between the Parties with respect to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the Parties relating to such subject matter.

16. **Amendment; Waiver.** Except as set forth in Section 7, Section 14 and Section 22, no amendment to or modification of this Agreement will be effective unless it is in writing and signed by an authorized representative of each Party. No waiver by any Party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the Party so waiving. No failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

17. **Term and Termination.**

(a) The term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant to any of this Agreement's express provisions, will continue in effect until the first to occur of the final closing of the Offering and/or the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof ("**Term**"), at which time this Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to the Escrow Funds.

(b) Notwithstanding, NCPS may terminate this Agreement for cause immediately without notice to Issuer Party upon: (i) fraud, malfeasance or willful misconduct by Issuer Party or any of their affiliates; (ii) conduct by Issuer Party or any of their affiliates that may jeopardize NCPS's current business, prospective business or professional reputation; (iii) any material breach by Issuer Party of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured), including, but not limited to, any failure to pay any amount under this Agreement when due; or (iv) if Issuer Party ceases regular operations or files any petition or commences any case or proceeding under any provision or chapter of the Federal Bankruptcy Act, the Federal Bankruptcy Code, or any other federal or state law relating to insolvency, bankruptcy or reorganization; the adjudication that Issuer Party is insolvent or bankrupt or the entry of an order for relief under the Federal Bankruptcy Code with respect to Issuer; an assignment for the benefit of creditors; the convening by Issuer Party of a meeting of its creditors, or any class thereof, for purposes of effecting a moratorium upon or extension or composition of its debts; or the failure of Issuer Party generally to pay its debts on a timely basis ("**Bankruptcy Event**"). Notwithstanding, Issuer Party may terminate this Agreement: (i) for cause immediately with notice to NCPS upon: (A) NCPS's fraud, willful misconduct or gross negligence; (B) any material breach by NCPS of this Agreement if such breach is not cured within 10 days of receipt of written notice thereof (to the extent it can be cured); or (C) upon a Bankruptcy Event of NCPS; or (ii) with 30 days' prior written notice to NCPS in the event of any increase in the amount of fees or expenses pursuant to Section 10(a) and Exhibit B and such increase is not either applicable to NCPS's escrow services customers generally or reasonably related to the specific

services being provided to Issuer Party. Any Party may terminate this Agreement for any other or no reason with 90 days' prior written notice to each other Party.

(c) No termination or expiration of this Agreement shall affect the ongoing obligations of Issuer Party to make payments to NCPS in accordance with the terms hereunder and such obligations shall survive. Issuer Party shall pay or shall cause to be paid all previously-accrued but not yet paid fees on receipt of NCPS's invoice therefor or as otherwise set forth in Exhibit B, Section 9 or Section 10. In addition, Issuer Party shall remove any and all references to NCPS from any Offering Document, cease use of NCPS intellectual property and no longer refer to NCPS in connection with the Offering.

18. **Dealings.** NCPS and any stockholder, director, officer or employee of NCPS may buy, sell and deal in any of the securities of Issuer Party and become pecuniarily interested in any transaction in which Issuer Party may be interested, and contract and lend money to Issuer and otherwise act as fully and freely as though it were not the facilitator of escrow under this Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for Issuer Party or any other entity.

19. **Compliance with Law; Further Assurances.** The Parties expressly agree that, to the extent that the existing law relating to this Agreement changes, and such change affects this Agreement, they will reform the affected portion of this Agreement to comply with the change. Each Party agrees to perform such further acts and execute such further documents as are necessary to effectuate the purposes of this Agreement.

20. **Choice of Law, Jurisdiction and Dispute Resolution.**

(a) This Agreement shall be governed by and construed under the laws of the State of Delaware, without giving effect to its choice of law, conflict of laws or "borrowing", statutes, rules, principles and precedent. The Parties irrevocably consent to the exclusive jurisdiction of the state and federal courts located in the State of New York, County of New York.

(b) Each Party acknowledges and agrees that a breach or threatened breach by a Party of any of its obligations under this Agreement may cause any other Party irreparable harm for which monetary damages may not be an adequate remedy and agrees that, in the event of such breach or threatened breach, any other Party will be entitled to seek equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies and any other remedies set forth in this Agreement are not exclusive and are cumulative in addition to all other remedies that may be available at law, in equity or otherwise.

(c) TO THE FULLEST EXTENT PERMITTED BY LAW, EXCEPT FOR INELIGIBLE LOSSES, THE COLLECTIVE AGGREGATE LIABILITY OF THE NCPS PARTIES UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, TO ISSUER PARTY, ANY OTHER PARTY OR THIRD PARTY, UNDER ANY LEGAL OR EQUITABLE THEORY, WHETHER ARISING OUT OF TORT (INCLUDING NEGLIGENCE), BREACH OF CONTRACT, STRICT LIABILITY, INDEMNIFICATION, BREACH OF STATUTORY DUTY, BREACH OF WARRANTY, RESTITUTION OR OTHERWISE, WHETHER BROUGHT DIRECTLY OR AS A THIRD PARTY CLAIM, SHALL BE LIMITED TO THE LESSER OF (A) $1,000 OR (B) THE AMOUNT OF FEES PAID BY ISSUER PARTY TO AND RECEIVED BY NCPS UNDER THIS AGREEMENT DURING THE SIX MONTHS PRECEDING THE DATE OF THE EVENT GIVING RISE TO THE ACCRUAL OF THE ACTION.

(d) EACH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. To the full extent permitted by law, no legal proceeding shall be joined with any other or decided on a class-action basis.

(e) Subject to Section 20(c), in any Action, by which one Party either seeks to enforce this Agreement or seeks a declaration of any rights or obligations under this Agreement, the non-prevailing Party will pay the prevailing Party's costs and expenses, including, but not limited to, reasonable attorneys' fees.

(f) None of the NCPS Parties shall be liable to any Issuer Party or to anyone else for any special, exemplary, indirect, incidental, consequential or punitive damages of any kind or for any costs of procurement of substitution of services or any lost profits, lost business, trading losses, loss of use of data or

interruption of business or services arising out of this Agreement, including, without limitation, any breach of this Agreement or any services performed, regardless of the basis of liability.

(g) All rights and remedies of any Party in this Agreement will be in addition to all other rights and remedies available at law or in equity.

21. **Notices; Consent to Electronic Communications.** All notices, requests, consents, claims, demands, waivers and other communications under this Agreement ("**notices**") have binding legal effect only if in writing and addressed to a Party as set forth on the signature page hereto (or to such other address that such Party may designate from time to time in accordance with this Section 21). Notices sent in accordance with this Section 21 will be deemed effectively given: (a) when received, if delivered by hand, with signed confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; (c) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid; or (d) upon receipt by recipient's email system, if sent by email.

22. **Severability.** If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement or invalidate or render unenforceable such provision in any other jurisdiction. Upon such determination that any provision is invalid, illegal or unenforceable, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the greatest extent possible.

23. **Relationship of the Parties.** Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the Parties, and no Party shall have authority to contract for or bind any other Party in any manner whatsoever.

24. **No Third Party Beneficiaries.** Except as otherwise set forth in Section 9, this Agreement is for the sole benefit of the Parties and, subject to Section 14, their respective successors and assigns. Nothing herein, express or implied, is intended to or shall confer upon any other person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. NCPS Parties shall be third party beneficiaries as set forth in Section 9.

25. **Interpretation; Headings and References.** The Parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this Agreement and the references throughout to the policies and documents constituting this Agreement are for convenience only and are not intended to be used as an aid to interpretation. All such references are subject to the full text of such policies and documents.

26. **Gender; Number.** Words used herein, regardless of the number and gender specifically used, shall be deemed and construed to include any other number, singular or plural, and any other gender, masculine, feminine or neuter, as the context indicates is appropriate. If one or more persons or entities constitute "**Issuer Party**", as defined in the introductory paragraph, references to "**Issuer Party**" in this Agreement shall include references to each Issuer Party individually, together and collectively, jointly and severally.

27. **Intellectual Property; Confidential Information.** All trademarks, service marks, patents, copyrights, trade secrets, confidential information, and other proprietary rights of each Party shall remain the exclusive property of such Party, whether or not specifically recognized or perfected under Law. No Party shall use, disclose or retain confidential information (including personally identifiable information or other account information) of any other Party or any third parties that such Party or its affiliates or their employees, directors, officers, consultants, independent contractors, advisors and auditors may receive or otherwise have access to in connection with the transactions contemplated by this Agreement except as contemplated by this Agreement or the performance hereof. Each Party may retain copies of and disclose any data or information collected from or on behalf of any other Party as required in connection with legal, financial or regulatory filings, audits, discussions or examinations or as required by Law.

28. **Counterparts.** This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. Upon execution and delivery of a counterpart to this Agreement by the Parties, each Party shall be bound by this Agreement. A

signed copy of this Agreement by facsimile, email or other means of electronic transmission or signature is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

29. **Anti-Money Laundering.**

(a) Issuer Party acknowledges that NCPS is subject to U.S. federal Law, including the CIP requirements under the USA PATRIOT Act and its implementing regulations, pursuant to which NCPS must obtain, verify and record information that allows NCPS to identify customers of NCPS opening accounts. Accordingly, NCPS will ask Issuer Party to provide, and Issuer Party shall provide upon NCPS's request, certain information, including, but not limited to, name, physical address, tax identification number, organizational documents, certificates of good standing, financial statements, licenses to do business and other information that will help NCPS to identify and verify a person's identity.

(b) The Parties agree to comply with all applicable anti-money laundering Law and government guidance, including the reporting, recordkeeping and compliance requirements of the Bank Secrecy Act, as amended by the International Money Laundering Abatement and Financial Anti-Terrorism Act of 2002, Title III of the USA PATRIOT Act, its implementing regulations, and related SEC, state regulatory organizations and FINRA rules. Each Party shall comply with all other anti-money laundering Law outside of the U.S. applicable to such Party or such Party's activities under this Agreement. NCPS is entitled to rely on Issuer Party's CIP, anti-money laundering program and OFAC Sanctions Compliance Program, and upon NCPS's request, Issuer Party shall provide customary certifications with respect thereto.

30. **Privacy.**

(a) Each Party agrees any non-public personal information (as defined in Regulation S-P of the SEC) disclosed to it in connection with this Agreement is being disclosed for the specific purpose of permitting such Party to perform such Party's obligations and the services set forth in this Agreement. Each Party agrees that, with respect to such information, it will comply with all applicable U.S. privacy Law (including, without limitation, as applicable to the Party, Regulation S-P of the SEC and the Gramm-Leach-Bliley Act (15 U.S.C § 6081 et seq.)) and it will not disclose any non-public personal information received in connection with this Agreement to any other party (except to the other Party), except to the extent required to carry out this Agreement or as otherwise permitted or required by Law. Each Party shall comply with all other privacy Law outside of the U.S. applicable to such Party or such Party's activities in connection with this Agreement.

(b) In relation to each Party's performance of this Agreement, each Party shall, as applicable to such Party: (a) comply with all applicable requirements of Data Privacy Law (as defined below), when collecting, using, retaining or disclosing personal information; (b) limit personal information collection, use, retention and disclosure to activities reasonably necessary and proportionate to the performance of this Agreement or other compatible operational purpose; (c) only collect, use, retain or disclose personal information collected in connection with this Agreement; (d) not collect, use, retain, disclose, sell or otherwise make personal information available for such Party's own commercial purposes or in a way that does not comply with Data Privacy Law; (e) promptly comply with another Party's request or instruction requiring such Party to provide, amend, transfer or delete the personal information, or to stop, mitigate, or remedy any unauthorized processing; (f) reasonably cooperate and assist another Party in meeting any compliance obligations and responding to related inquiries, including responding to verifiable consumer requests, taking into account the nature of such Party's processing and the information available to such Party; and (g) notify each other Party immediately if it receives any complaint, notice or communication that directly or indirectly relates to any Party's compliance in connection with this Agreement. For purposes of this Agreement, "**Data Privacy Law**" means applicable local, state, national and international laws, rules, regulations and orders of any governmental, judicial, regulatory or enforcement authority or self-regulatory organization regarding consumer data privacy rights.

31. **Citations.** Any reference to Law are current citations. Any changes in the citations (whether or not there are any changes in the text of such Law) shall be automatically incorporated into this Agreement.

[Signatures appear on following page(s).]

In witness whereof, the Parties have duly executed this Agreement effective as of the Effective Date.

Effective Date: 1/21/2026

Offering Name: Munson Crowd Group LLC

Minimum Offering: $25,000.00

Total Offering Amount: $1,235,000.00

Offering Exemption: Regulation Crowdfunding

ISSUER:

Entity Name: Munson Crowd Group LLC

Jurisdiction: Delaware

Signed by:

By: Jack Litman

C19A7F582A35476... (Signature)

Name: Jack Litman

Title: President

Date: 1/21/2026

Email: jlitman@munsonrestaurants.com

With a copy to: Jack Litman

Address: 409 Joyce Kilmer Ave, Suite 310
New Brunswick, NJ 08901

Phone No.: 1-917-364-3444

MANAGER:

Entity Name: Cultivate Capital Group LLC

Jurisdiction: Delaware

Signed by:

By: R. Keith Bliss

AB10C7DE7BEC4C9... (Signature)

Name: R. Keith Bliss

Title: CEO

Date: 1/21/2026

Email: kbliss@cultivatecapital.org

Address: 859 Madison Avenue
Bridgewatere, NJ 08807

Phone No.: 908-635-9385

NCPS:

North Capital Private Securities Corporation

Jurisdiction: Delaware

Signed by:

By: Linsey Harkness

2679354EE383463... (Signature)

Name: Linsey Harkness

Title: Managing Director

Date: 1/20/2026

Email: jdowd@northcapital.com

With a copy to: lharkness@northcapital.com
dwatson@northcapital.com
escrow-ops@northcapital.com

Address: 623 E. Fort Union Boulevard, Suite 101
Midvale, Utah 84047

EXHIBIT A

CONTINGENT OFFERING

If the Offering is a contingent offering as this term is referenced under Rule 15c2-4 of the Exchange Act ("**Rule**"), the distribution is being made with the express understanding that Escrow Funds are not to be released to Issuer until some further event or contingency occurs, as described in this Exhibit A, in accordance with the Rule.

Investor funds will be promptly deposited in a separate bank escrow account, with NCPS serving as agent for the persons who have the beneficial interests therein, until the appropriate event or contingency has occurred.

Upon certification that all contingencies have been met, the Escrow Funds will be promptly distributed to Issuer. If the contingencies fail to be satisfied as required by the Offering, the Escrow Funds will be returned to the persons or entities entitled thereto.

The following contingencies apply to the Offering (*please check all that apply*):

☐ None.

☒ Issuer KYC, AML, and Bad Actor Check screening are complete for Issuer and all Control Persons of Issuer.

☒ Certain listed events will have occurred prior to closing (*please specify*):

Subscriptions for at least the Minimum Offering of $ 25,000.00 (amount) to be received by 12/23/2026 (date), as such amount and date may be amended as provided in the Offering Document.

☐ Other contingencies (*please describe*):

Initial Initial RKB

EXHIBIT B

FEES AND EXPENSES

Base Fees	
Escrow Administration Fee:*	$575 set-up and administration for 12 months (or partial period) due at signing; $250 for each additional 12 months (or partial period)
Out-of-Pocket Expenses:**	Billed at cost
Check Handling:	$10.00 per check (incoming/outgoing)
Transactional Costs:***	$100.00 for each additional escrow break $150.00 for each escrow agreement amendment $100.00 for reprocessing a closing $250.00 per hour for extraordinary return reconciliation and processing
Wire Handling:	$25.00 per domestic wire (incoming/outgoing) $45.00 per international wire (incoming/outgoing)
ACH Dispute/Chargeback:	$50.00 per reversal/chargeback
Bad Actor Checks:****	$100.00 per covered person
Optional Fees	
Issuer Routable Account Number:*****	$150 per month
Online ACH Transaction Fee: ******	0.15% on the amount transferred
ACH Failure Return Fee:******	$1.50 per failure/return
Plaid Bank Verification Fee:******	$1.80 per linkExternalAccount function call
Credit Card Transaction Fees Percentage Rate:******	3.15% on the amount transferred
Credit Card Transaction Fees Base Rate:******	$0.70 per each transaction
Credit Card Dispute/Chargeback Fee:******	$50.00 per reversal/chargeback

Issuer Party shall pay NCPS the Escrow Administration Fee upon execution of this Agreement. In the event the escrow is not funded, the Fee and all related expenses, including attorneys' fees, remain due and payable, and once paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

Issuer Party shall pay all fees and expenses (including, without limitation, payment for or reimbursement of any uncollectible Cash Investment Instruments or chargebacks, reversals or other amounts) immediately upon NCPS's demand, or at NCPS's option, NCPS may deduct such fees from any disbursement of Escrow Funds from the Escrow Account as provided in Section 10(d).

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports and legal fees, will be billed as extraordinary expenses and capped at $15,000 (except as provided by Section 8(e) and Section 9).

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for wire transfers, ACHs, checks, internal transfers and securities transactions.

NCPS may increase the amounts set forth in this Exhibit B by providing written notice to Issuer Party such increase to be effective as of such notice, and the fees will be deemed amended accordingly without further notice or consent; provided that Issuer Party may terminate this Agreement pursuant to Section 17.

NCPS may submit any payment information provided to it by an Issuer Party in connection with this Agreement against any fees due from such Issuer Party. Each Issuer Party consents to NCPS retaining and using such payment information for future invoices and as provided in this Agreement. All payments shall be in US dollars in immediately available funds.

**Escrow Administration Fee includes KYC and AML due diligence for up to three entities for a single escrow account. If the escrow account under review has more than two control entities associated with the issuing entity, a $25 fee will be assessed for each additional entity review.*

***Out-Of-Pocket Expenses include any custom features or additional work that the North Capital team may need to perform. These fees are uncommon and will be disclosed in such cases prior to invoicing.*

****Reprocessing fees apply if a closing is submitted, but not ready to be processed (including, but not limited to, Flow of Funds not complete or funds not settled in escrow).*

*****Covered persons include, but are not limited to, the issuer, directors, general partners, managing members, executive officers, 20% beneficial owners, and promoters connected to the issuer. A complete list of covered persons can be found at https://www.sec.gov/info/smallbus/secg/bad-actor-small-entity-compliance-guide#part2.*

******Upon Issuer Party's request for a separate routable account number.*

*******If applicable to the Offering and subject to the terms and conditions for NCPS's payment processing facilitation services, including a deposit.*

The fees payable under this Agreement, plus the other relevant fees, attributable to any public offering (including any interest thereon), shall be capped at an aggregate amount not to exceed as permitted by applicable FINRA rules.

ALL FEES AND EXPENSES PAID TO NCPS ARE NON-REFUNDABLE ABSENT ERROR OR MISTAKE.

Buffalo Wild Wings® Sports Bar
Area Development Agreement

between

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

Munson Buffalo Restaurant Group LLC
One Gateway Center
Newark, NJ 07102

Effective Date:

October 21, 2024

(To be completed by us)

TABLE OF CONTENTS

BUFFALO WILD WINGS®
AREA DEVELOPMENT AGREEMENT

This Area Development Agreement is made this 21 day of October, 2024 between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us") and MUNSON BUFFALO RESTAURANT GROUP LLC, a Delaware limited liability company whose principal business address is One Gateway Center, Newark, NJ 07102 ("you").

RECITALS

A. Our parent company has developed a system for sports entertainment-oriented, casual/fast casual restaurants/sports bars that feature chicken wings, sandwiches and other products, beverages and services using our certain standards and specifications and otherwise operate under the System (defined below) and the Trademarks (defined below) ("Buffalo Wild Wings Sports Bars");

B. Our parent company owns the BUFFALO WILD WINGS® Trademark and other trademarks used in connection with the operation of a Buffalo Wild Wings Sports Bar;

C. Our parent company has granted to us the right to sublicense the right to develop and operate Buffalo Wild Wings Sports Bars; and

D. You desire to develop and operate several Buffalo Wild Wings Sports Bars and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Developer Subsidiary" means a corporation, limited liability company or other business entity of which you own (directly or indirectly) one hundred percent (100%) of the issued and outstanding ownership interests that you designate to sign a Franchise Agreement for one or more of the Sports Bars developed pursuant to this Agreement.

B. "Franchise Agreement" means our then current form of franchise agreement and related documents for the operation of a Buffalo Wild Wings Sports Bar, the terms of which may differ from the franchise agreement that is signed upon signing this Agreement, including higher fees and changes to the manner of defining the designated area (based on our then current criteria for defining designated areas), subject to the provisions of subparagraph 4.B.

C. "Menu Items" means the chicken wings, sandwiches and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at Buffalo Wild Wings Sports Bars.

D. "Principal Owner" means any person or entity who, now or hereafter, directly or indirectly owns a 10% or greater interest in you (where you are a corporation, limited liability company, partnership or other business entity). However, if we are entering into this Agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications

of any person or entity who directly or indirectly owns less than a 10% interest in you, we have the right to designate that person or entity as a Principal Owner for all purposes under this Agreement, including the execution of the personal guaranty referenced in paragraph 11.G below. In addition, if you are a partnership entity, then each person or entity who, now or hereafter is or becomes a general partner is a Principal Owner, regardless of the percentage of ownership interest. If you sign this Agreement as one or more individuals, each individual is a Principal Owner. You must have at least one Principal Owner. Your Principal Owner(s) as of the Effective Date are identified on the Ownership and Management Addendum attached to this Agreement. Every time there is a change in the persons who are your Principal Owners, you must, within 10 days from the date of each such change, update the Ownership and Management Addendum. As used in this Agreement, any reference to Principal Owner includes all Principal Owners.

E. "Sports Bars" means the Buffalo Wild Wings Sports Bars you or a Developer Subsidiary develops pursuant to this Agreement.

F. "System" means the BUFFALO WILD WINGS® System, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

G. "Trademarks" means the BUFFALO WILD WINGS® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in Buffalo Wild Wings Sports Bars. "Trade Dress" includes the designs, color schemes and image we authorize for use in the operation of Buffalo Wild Wings Sports Bars from time to time, as we may periodically modify them.

GRANT OF DEVELOPMENT RIGHTS

2. The following provisions control with respect to the rights granted hereunder:

A. Grant of Rights. We grant to you, under the terms and conditions of this Agreement, the right (directly or through Developer Subsidiaries) to develop and sign Franchise Agreements to operate the number of new Sports Bars identified on Appendix D within the territory described in Appendix C (the "Development Territory").

B. Development Schedule. You agree to comply with the development schedule set forth in Appendix D (the "Development Schedule"). Time is of the essence for the development of each Sports Bar in accordance with the Development Schedule. Each Sports Bar must be developed and operated pursuant to a separate Franchise Agreement that you or a Developer Subsidiary signs with us pursuant to subparagraph 4.B below.

C. Development Territory. If you are in compliance with this Agreement (including the Development Schedule) and you and your affiliates are in compliance with the terms of any other agreements with us and our affiliates, then we and our affiliates will not locate and operate or grant anyone else a franchise to locate and operate a Buffalo Wild Wings Sports Bar within the Development Territory so long as this Agreement is in effect, except for the Buffalo Wild Wings Sports Bars at Non-Traditional Locations and as set forth in subparagraph 2.E. However, in the event that the Development Territory covers more than one city, county, designated market area or target area (each "Target Area"), the territorial protection under this subparagraph 2.C for each

Target Area shall expire upon the earlier of (i) the expiration or termination of this Agreement, or (ii) the date upon which you or a Developer Subsidiary signs a Franchise Agreement for your final Sports Bar to be developed in such Target Area under this Agreement. When the territorial protection under this subparagraph 2.C expires with respect to the Development Territory or Target Area (as applicable), we will thereafter be entitled to locate and operate, and to franchise others to locate and operate, Buffalo Wild Wings Sports Bars in the Development Territory or Target Area (as applicable), except as may be otherwise provided under any Franchise Agreement that has been executed between us and you and that has not been terminated.

You acknowledge and agree that certain locations within the Development Territory are by their nature unique and separate in character from sites generally developed as Buffalo Wild Wings Sports Bars. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Development Territory, and we have the right to develop, license or franchise Buffalo Wild Wings Sports Bars at such locations, whether those locations are within or outside the Development Territory: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

D. <u>Nonexclusivity; Our Reservation of Rights</u>. The rights granted under this Agreement are limited to the right to develop and sign Franchise Agreements to operate Sports Bars located in the Development Territory, and do not include: (i) any right to sell products and Menu Items identified by the Trademarks at any location or through any other channels or methods of distribution, including the internet (or any other existing or future form of electronic commerce), (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution, or (iii) any right to exclude, control or impose conditions on our development or operation of franchised, company or affiliate-owned restaurants (whether under the Trademarks or different trade names and trademarks) at any time, whether within or outside of the Development Territory (except as set forth in subparagraphs 2.C and 2.E). We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement. You may not use the phrase "Buffalo Wild Wings" or any of the other Trademarks as part of the name of your corporation, partnership, limited liability company or other similar entity.

You acknowledge and agree that we and our affiliates have the right to operate and franchise others the right to operate restaurants or any other business for the same, similar or different products or services, both within and outside the Development Territory, under trademarks other than the BUFFALO WILD WINGS® Trademarks, without compensation to any developer or franchisee. Except as set forth in subparagraphs 2.C and 2.E, we and our affiliates have the right to grant other franchises or develop and operate company or affiliate-owned restaurants and/or otherwise offer, sell or distribute any products or services, including those associated with the System under the Trademarks or any other trademarks, service marks or trade names, all without compensation to any developer or franchisee.

Further, and as noted above, we and our affiliates have the right to offer, sell or distribute, within and outside the Development Territory, through any other (i.e., non-restaurant) distribution

channel or method, any frozen, pre-packaged items or other products or services associated with the System (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any distribution channels or methods, without compensation to any developer or franchisee. The other distribution channels or methods include grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing site, office building), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce).

E. Limited Seating Facilities. In addition, you acknowledge and agree that, subject to your right of first refusal as set forth below, we and our affiliates have the right to operate or franchise within and outside the Development Territory one or more facilities selling, for dine in, take out, catering or delivery, all or some of the Menu Items, using the Trademarks or any other substantially similar trademarks, service marks or trade names (for example, "B-Dubs"), without compensation to any franchisee or developer, provided, however, that such facilities shall not have an interior area larger than 2,700 square feet and shall not have seating capacity for more than 60 people ("Limited Seating Facilities").

We have developed a model for a Limited Seating Facility, but it is under refinement and may change. If we determine that your Development Territory is an appropriate market for such a facility, we will provide to you a written offer ("Offer") specifying the terms and conditions for your development of the Limited Seating Facility. You will have 90 days following your receipt of the Offer to accept the Offer by delivering written notice to us of your acceptance, provided that you are not in default under this Agreement or any other agreement with us or our affiliates. If you do not provide written notice to us within the time period or if you are in default under this Agreement or any other agreement with us or our affiliates, you will lose the right to develop the Limited Seating Facility and we may develop or franchise to others to develop the Limited Seating Facility within your Development Territory. You acknowledge and agree that if you accept the Offer, we may require you to submit a full application, pay an initial fee and sign a new form of franchise agreement.

F. No Right to Use Trademarks. This Agreement is not a franchise agreement and you have no right to use in any manner the Trademarks by virtue of this Agreement. You have no right under this Agreement to sublicense or subfranchise others to operate a business or sports bar or use the System or the Trademarks.

DEVELOPMENT FEE

3. You must pay a Development Fee as described below:

A. As consideration for the rights granted in this Agreement, you must pay us a Development Fee listed on Appendix D. The Development Fee is consideration for this Agreement and not consideration for any Franchise Agreement, is fully earned by us upon execution of this Agreement and is non-refundable. The Development Fee is credited against the Initial Franchise Fee payable upon the signing of each individual Franchise Agreement as specified in subparagraph 3.B.

B. You must comply with our then current development policies for each Sports Bar to be developed within the Development Territory as further described in paragraph 4. Upon our acceptance of the site of a Sports Bar, a separate Franchise Agreement must be executed for that Sports Bar, at which time a portion of the Development Fee will be applied towards the payment of the Initial Franchise Fee for that Sports Bar. The Initial Franchise Fee payable under that Franchise Agreement is $25,000, we will apply $12,500 of the Development Fee towards the payment of that Initial Franchise Fee, and you (or the Developer Subsidiary) must pay the

remaining $12,500 of that Initial Franchise Fee upon signing that Franchise Agreement. Upon the execution of each Franchise Agreement, the terms and conditions of that Franchise Agreement control the establishment and operation of the applicable Sports Bar.

DEVELOPMENT SCHEDULE

4. The following provisions control with respect to your development rights and obligations:

A. Development Schedule. You are bound by and must strictly follow the Development Schedule. By the applicable dates set forth under the Development Schedule, you (or a Developer Subsidiary whom we approve) must (i) enter into Franchise Agreements with us pursuant to this Agreement for the number of new Sports Bars described under the Development Schedule; and (ii) open and begin operating the number of new Sports Bars described under the Development Schedule in accordance with the applicable Franchise Agreements. You also must comply with the Development Schedule requirements regarding the cumulative number of new Sports Bars to be open and continuously operating for business in the Development Territory. If you fail to comply with any aspect of the Development Schedule, we have the right to immediately terminate this Agreement pursuant to subparagraph 8.B. If you are developing 3 or more new Sports Bars under this Agreement, you will have a "late opening extension right" of two weeks for each Sports Bar and each deadline in the Development Schedule in which we will not have the right to terminate this Agreement due to your failure to meet the applicable deadline. To take advantage of this late opening extension, you must make a request for the extension 45 days prior to the applicable deadline set forth in the Development Schedule and have been in continuous compliance throughout the term of this Agreement.

B. Development Policies and Franchise Agreement. You must comply with our development policies, as we periodically modify them, with respect to each proposed site for a Sports Bar to be developed in the Development Territory and each Franchise Agreement to be signed for a Sports Bar in the Development Territory. This includes sending us a complete site report (containing such demographic, commercial, market and other information and photographs as we may periodically specify) for each proposed site, and information on your (or your Developer Subsidiary's) financial and operational ability to develop and operate the proposed Sports Bar, along with sending us information necessary to complete each Franchise Agreement, all on the schedule that we periodically specify in our development policies.

1. Our Acceptance of the Proposed Site. You must receive our written acceptance of your proposed site for the Sports Bar before we will issue a Franchise Agreement for that Sports Bar. We agree not to unreasonably withhold acceptance of a proposed site. In reviewing any proposed site, we will consider such matters as we deem material, including demographic characteristics of the proposed site, traffic patterns, competition, the proximity to other businesses, the nature of other businesses in proximity to the site, and other commercial characteristics (including the purchase or lease obligations for the proposed site) and the size of premises, appearance and other physical characteristics. Our acceptance of a proposed site, however, does not in any way constitute a guaranty by us as to the success of the Sports Bar. Despite any assistance, information or recommendations that we may provide (whether before or after the Effective Date) with respect to any site, we have made and will make no representations or warranties of any kind, express or implied, of the suitability of any site for a Buffalo Wild Wings Sports Bar. Our recommendation or acceptance of a site indicates only that we believe that the site meets or has the potential to meet, or that we have waived, the general criteria of site acceptability that we have established as of that time. Applying criteria that have appeared effective for other sites might not accurately reflect the potential for all sites, and, after we recommend or accept a site, demographic and/or other factors included in or excluded from

our site criteria could change, thereby altering a site's potential. The uncertainty and instability of these criteria are beyond our control, and we are not responsible if a site fails to meet our or your expectations.

2. Good Standing. We need not issue a Franchise Agreement if you (or your proposed Developer Subsidiary) do not then meet our current financial and operational standards and qualifications for new Buffalo Wild Wings Sports Bars. We need not issue a Franchise Agreement pursuant to this Agreement if you or any of your affiliates are in default of this Agreement, any Franchise Agreement entered into pursuant to this Agreement, or any other agreement between you or any of your affiliates and us or any of our affiliates, or have not satisfied on a timely basis all monetary and other material obligations under the Franchise Agreements for all existing Sports Bars.

3. Execution of Franchise Agreement. If you have complied with the requirements of this Agreement and our then current development policies, and we have accepted your proposed site for the Sports Bar, then we will issue a Franchise Agreement for that Sports Bar at that site. You (or a Developer Subsidiary) and we must enter into our then-current form of Franchise Agreement for the proposed Sports Bar, subject to paragraph 3.B, and provided that, if you are then in compliance with this Agreement (including the Development Schedule) when you are signing the Franchise Agreement, we will provide you the royalty fee incentives listed in Appendix E. You understand that we may modify the then-current form of Franchise Agreement from time to time and that it may be different than the current form of Franchise Agreement, including different fees and obligations. You understand and agree that any and all Franchise Agreements will be construed and exist independently of this Agreement. The continued existence of each Franchise Agreement will be determined by the terms and conditions of such Franchise Agreement. Except as specifically set forth in this Agreement, the establishment and operation of each Sports Bar must be in accordance with the terms of the applicable Franchise Agreement.

C. Independent Investigation. You acknowledge that you have conducted an independent investigation of the prospects for the establishment of Sports Bars within the Development Territory, and recognize that the business venture contemplated by this Agreement involves business and economic risks and that your financial and business success will be primarily dependent upon the personal efforts of you and your management and employees. We expressly disclaim the making of, and you acknowledge that you have not received, any estimates, projections, warranties or guaranties, express or implied, regarding potential gross sales, profits, earnings or the financial success of the Sports Bars you develop within the Development Territory.

D. Future Investment. You recognize and acknowledge that this Agreement requires you to open Sports Bars in the future pursuant to the Development Schedule. You further acknowledge that the estimated expenses and investment requirements set forth in Items 6 and 7 of our current franchise disclosure document are subject to increase over time, and that future Sports Bars likely will involve greater initial investment and operating capital requirements than those stated in the franchise disclosure document provided to you prior to the execution of this Agreement. You (or a Developer Subsidiary) are obligated to execute all the Franchise Agreements and open all the Sports Bars on the dates set forth on the Development Schedule, regardless of: (i) the requirement of a greater investment; (ii) the financial condition or performance of your prior Sports Bars; or (iii) any other circumstances, financial or otherwise. The foregoing shall not be interpreted as imposing any obligation upon us to execute the Franchise Agreements under this Agreement if you have not complied with each and every condition necessary to develop the Sports Bars.

TERM

5. Unless sooner terminated in accordance with paragraph 8 of this Agreement, the term of this Agreement and all rights granted to you will expire without further notice on the date upon which the last Franchise Agreement for your last Developer Sports Bar under the Development Schedule is signed or is scheduled to be signed under the Development Schedule (whichever is earlier).

YOUR DUTIES

6. You must perform the following obligations:

A. Franchise Agreements. You must comply (or cause the applicable Developer Subsidiary to comply) with all of the terms and conditions of each Franchise Agreement, including the operating requirements specified in each Franchise Agreement.

B. Confidential Information. You agree that you, the Principal Owners, each of your guarantors, officers, directors, members, managers, partners, employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. For purposes of this Agreement, "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, specifications, processes, procedures and/or improvements regarding the development or operation of a Buffalo Wild Wings Sports Bar that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of a Buffalo Wild Wings Sports Bar, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data collected through the Sports Bar's POS system) of or relating to any Sports Bar's customers or prospective customers; and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating a Sports Bar pursuant to a Franchise Agreement. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons owning an interest in you, the Principal Owners, and key employees. You must provide executed copies of these agreements to us upon our request.

C. Compliance with Law. You must comply with all requirements of federal, state and local laws, rules and regulations.

D. Training. You must, at your expense, comply with all of the training requirements we prescribe with respect to the development and operation of the Sports Bars to be developed under this Agreement. Our training requirements may vary depending on the number of Sports Bars that you (and your Developer Subsidiaries) are operating or required to develop under this Agreement, and may require your (or your Developer Subsidiaries') personnel to provide training to your (and their) other personnel at the Sports Bars. Each person whom we require to attend training must complete that training to our satisfaction.

DISPUTE RESOLUTION

7. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the development rights, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee or developer will not apply unless its jurisdictional requirements are met independently without reference to this subparagraph.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement or the business you operate under this Agreement, or our relationship with you, will be entitled to recover its reasonable attorneys' fees and costs.

D. Claims. You and your Principal Owners and guarantors may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the BUFFALO WILD WINGS® business, or our relationship with you, unless the claim or cause of action is commenced within one year following the first act or omission giving rise to the claim or cause of action.

E. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SUBPARAGRAPH 11.A, WE AND YOU (AND THE PRINCIPAL OWNERS) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR PRINCIPAL OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR PRINCIPAL OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR PRINCIPAL OWNERS).

DEFAULT AND TERMINATION

8. The following provisions apply with respect to default and termination:

A. Our Reliance. The rights and territorial protection granted to you in this Agreement have been granted in reliance on your representations and warranties, and strictly on the conditions set forth in this Agreement, including the condition that you comply strictly with the Development Schedule.

B. Defaults. You are in default under this Agreement if you breach any of the terms of this Agreement, including the failure to meet the Development Schedule.

C. Termination by Us. We have the right to terminate this Agreement in accordance with the following provisions:

1. Termination After Opportunity to Cure. Except as otherwise expressly provided in this subparagraph 8.C or elsewhere in the Agreement: (i) you will have 30 days from the date of our issuance of a written notice of default to cure any default under this Agreement; (ii) your failure to cure a default within the 30-day period will provide us with good cause to terminate this Agreement; (iii) the termination will be accomplished by mailing or delivering to you written notice of termination that will identify the grounds for the termination; and (iv) the termination will be effective immediately upon our issuance of the written notice of termination.

2. Immediate Termination With No Opportunity to Cure. In the event any of the following defaults occurs, you will have no right or opportunity to cure the default and this Agreement will terminate effective immediately on our issuance of written notice of termination: (i) any material misrepresentation or omission in your franchise application; (ii) any unauthorized use of the Confidential Information; (iii) insolvency of you, a Principal Owner or guarantor; (iv) you, a Principal Owner or guarantor making an assignment or entering into any similar arrangement for the benefit of creditors; (v) conviction of you, any Principal Owners or guarantors of (or pleading no contest to) any felony regardless of the nature of the charges; (vi) any actions that infringe upon, harm or contest or parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks or impair or tend to impair your reputation; (vii) a receiver (permanent or temporary) of your property is appointed by a court of competent authority; (viii) a final judgment against you remains unsatisfied of record for 30 days or longer (unless a supersedeas bond is filed); (ix) execution is levied against your business or property; (x) suit to foreclose any lien or mortgage against the premises or equipment is instituted against you and not dismissed within 30 days, or is not in the process of being dismissed; (xi) you fail to meet the development obligations set forth in the Development Schedule; or (xii) we have delivered to you or any of your affiliates a notice of termination of a franchise agreement in accordance with its terms and conditions, or you or any of your affiliates have terminated a franchise agreement with us under any circumstances other than in accordance with the provisions of that franchise agreement due to our breach thereof.

RIGHTS AND DUTIES OF PARTIES UPON TERMINATION OR EXPIRATION

9. Upon termination or expiration of this Agreement, all rights granted to you will automatically terminate, and:

A. No Further Rights. All remaining rights granted to you to develop Sports Bars under this Agreement will automatically be revoked and will be null and void. You will not be entitled to any refund of any fees. You will have no right to develop or operate any Sports Bar for which a Franchise Agreement has not been executed by us. We will be entitled to develop and operate, or to franchise others to develop and operate, Buffalo Wild Wings Sports Bars in the Development Territory, except as may be otherwise provided under any Franchise Agreement that has been executed between us and you or a Developer Subsidiary and that has not been terminated.

B. Reference as Our Developer. You must immediately cease to operate your business under this Agreement and must not thereafter, directly or indirectly, represent to the public or hold yourself out as a present or former developer of ours.

C. Pay Amounts Due. You must within 30 days of the termination or expiration pay all sums owing to us and our affiliates, including the balance of the initial franchise fees (if any) that we would have received had you developed all of the Sports Bars set forth in the Development Schedule. In addition, you agree to pay as fair and reasonable liquidated damages (but not as a penalty) an amount equal to $50,000 for each undeveloped Sports Bar. You agree that this amount is for lost revenues from royalty fees and other amounts that would have been payable to us, including the fact that you were holding the development rights for those Sports Bars and precluding the development of certain Sports Bars in the Development Territory, and that it would be difficult to calculate with certainty the amount of damage we will incur. Notwithstanding your agreement, if a court determines that this liquidated damages payment is unenforceable, then we may pursue all other available remedies, including consequential damages.

All unpaid amounts will bear interest at the rate of 18% per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual. In the event of termination for any default by you, the sums due will include all damages, costs, and expenses, including reasonable attorneys' fees and expenses, incurred by us as a result of the default. You also must pay to us all damages, costs and expenses, including reasonable attorneys' fees and expenses, that we incur subsequent to the termination or expiration of this Agreement in obtaining injunctive or other relief for the enforcement of any provisions of this Agreement.

D. Purchase Option. If this Agreement is terminated solely for your failure to meet the Development Schedule and for no other reason whatsoever, and you or Developer Subsidiaries have opened at least 50% of the total number of Sports Bars provided for in the Development Schedule, then you and the applicable Developer Subsidiaries may continue to operate those existing Sports Bars under the terms of the separate Franchise Agreement for each Sports Bar. On the other hand, if this Agreement is terminated under any other circumstance, we have the option to purchase from you or the applicable Developer Subsidiary all the assets used in the Sports Bars that have been developed prior to the termination of this Agreement. Assets include leasehold improvements, equipment, furniture, fixtures, signs, inventory, liquor licenses and other transferable licenses and permits for the Sports Bars. You agree to cause each Developer Subsidiary to comply with the terms of this subparagraph 9.D.

We have the unrestricted right to assign this option to purchase. We or our assignee will be entitled to all customary warranties and representations given by the seller of a business, including representations and warranties as to: (i) ownership, condition and title to assets; (ii) liens and encumbrances relating to the assets; and (iii) validity of contracts and liabilities inuring to us or affecting the assets, contingent or otherwise. The purchase price for the assets of the Sports Bars will be determined in accordance with the post-termination purchase option provision in the individual Franchise Agreement for each Sports Bar (with the purchase price to include the value of any going concern/accounting goodwill of the business attributable to the operation of the Sports Bar if you (or the applicable Developer Subsidiary) are in compliance with the terms and conditions of the Franchise Agreement for that Sports Bar). The purchase price must be paid in cash at the closing of the purchase, which must take place no later than 90 days after your receipt of notice of exercise of this option to purchase, at which time you (or the applicable Developer Subsidiary) must deliver instruments transferring to us or our assignee: (i) good and merchantable title to the assets purchased, free and clear of all liens and encumbrances (other than liens and security interests acceptable to us or our assignee), with all sales and other transfer taxes paid by you or the applicable Developer Subsidiary; and (ii) all licenses and permits of the Sports Bars that may be assigned or transferred. If you or the applicable Developer Subsidiary cannot deliver clear title to all of the purchased assets, or in the event there are other unresolved issues, the closing of the sale will be accomplished through an escrow. We have the right to set off against and reduce the purchase price by any and all amounts owed by you or your Developer Subsidiaries to us, and the amount of any

encumbrances or liens against the assets or any obligations assumed by us. You, the applicable Developer Subsidiary, and each holder of an interest in you and/or that Developer Subsidiary must indemnify us and our affiliates against all liabilities not so assumed. You or the applicable Developer Subsidiary must maintain in force all insurance policies required pursuant to the applicable Franchise Agreement until the closing on the sale.

E. Survival. All of our and your obligations that expressly or by their nature survive the expiration or termination of this Agreement will continue in full force and effect subsequent to and notwithstanding its expiration or termination and until they are satisfied or by their nature expire.

TRANSFER

10. The following provisions govern any transfer:

A. Transfer by Us. We have the right to transfer all or any part of our rights or obligations under this Agreement to any person or legal entity.

B. Transfer by You. We have entered into this Agreement with specific reliance upon your personal experience, skills and managerial and financial qualifications. Consequently, this Agreement, and your rights and obligations under it, are and will remain personal to you. You may transfer your rights and interests under this Agreement, or any direct or indirect ownership interest in you, only if you (i) obtain our prior written consent, (ii) comply with all conditions and requirements for that transfer under all Franchise Agreements signed pursuant to this Agreement, and (iii) transfer all of your and all Developer Subsidiaries' rights and interests under all Franchise Agreements for Sports Bars in the Development Territory. Accordingly, the assignment terms and conditions of the Franchise Agreements signed pursuant to this Agreement shall apply to any transfer of your rights and interests under this Agreement. As used in this Agreement, the term "transfer" (whether or not capitalized) means any sale, assignment, gift, pledge, mortgage or any other encumbrance, transfer by bankruptcy, transfer by judicial order, merger, consolidation or exchange of ownership interests, issuance of ownership interests or similar securities, transfer by operation of law or otherwise, whether direct or indirect, voluntary or involuntary, of this Agreement or any interest in it, or any rights or obligations arising under it, or of any material portion of your assets, or of any interest in you.

MISCELLANEOUS

11. The parties agree to the following provisions:

A. Indemnification. You agree to protect indemnify, defend, reimburse, and hold harmless us, our affiliates, and our and their respective owners, officers, directors, employees, agents, representatives, successors and assigns from and against any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to the development, use or operation of any of your of the Developer Subsidiaries' Sports Bars, the business you conduct under this Agreement, or your breach of or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any claim or proceeding that is subject to this subparagraph 11.A.

B. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be

deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses.

C. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the business you operate under this Agreement. Any policies that we adopt and implement from time to time to guide us in our decision-making are subject to change, are not party of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your business. There are no representations or warranties of any kind, express or implied, except as contained in this Agreement. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

D. Notices. Except as otherwise provided in this Agreement, any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328;

2. If intended for you, addressed to you at the address listed on the cover page to this Agreement or at any Sports Bar;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this subparagraph 11.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder will be valid only if in writing executed by the Principal Owner or, if on behalf of us, in writing executed by our President or one of our authorized Vice Presidents.

F. References. If the developer is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to Sections and Appendices shall mean the applicable Section of or Appendix to his Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Guarantee. If you are a corporation, limited liability company or partnership or other legal entity, all of your Principal Owners must execute the form of undertaking and guaranty at the end of this Agreement. Any person or entity that at any time after the date of this Agreement becomes a Principal Owner must execute the form of undertaking and guaranty at the end of this

Agreement within 10 days from the date such person or entity becomes a Principal Owner; provided, however, that any person or entity who becomes a Principal Owner shall automatically acquire all the obligations of a Principal Owner under this Agreement at the time such person or entity becomes a Principal Owner. Before approving and entering into any transaction that would make any person or entity a Principal Owner, you must notify such person about the content of this subparagraph.

H. Successor/Assigns. Subject to the terms of Section 6 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successor and assigns of the parties.

I. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or Buffalo Wild Wings Sports Bars generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or Buffalo Wild Wings Sports Bars include enhancing the value of the Trademarks, improving customer service and satisfaction, improving product quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or Buffalo Wild Wings Sports Bars.

J. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other. Neither party may obligate the other or represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence.

K. Force Majeure. In the event of any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend

performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or amounts due thereafter.

L. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly, we have the right to vary the Menu Items and other standards, specifications, and requirements for any Buffalo Wild Wings Sports Bars or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such restaurant, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other Buffalo Wild Wings Sports Bar.

M. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorneys or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

N. Effective Date. We will designate the "Effective Date" of this Agreement in the space provided on the cover page. If no Effective Date is designated on the cover page, the Effective Date is the date when we sign this Agreement.

O. No Waiver or Disclaimer of Reliance in Certain States. The following provision applies only to franchisees and franchises that are subject to the state franchise disclosure laws in California, Hawaii, Illinois, Indiana, Maryland, Michigan, Minnesota, New York, North Dakota, Rhode Island, South Dakota, Virginia, Washington or Wisconsin:

> No statement, questionnaire or acknowledgment signed or agreed by you in connection with the commencement of the franchise relationship shall have the effect of (i) waiving any claims under any applicable state franchise law, including fraud in the inducement, or (ii) disclaiming reliance on any statement made by us, any franchise seller, or any other person acting on behalf of us. This provision supersedes any other term of any document executed in connection with the franchise.

IN WITNESS WHEREOF, the parties have executed the foregoing Agreement as of the dates written below.

YOU:

MUNSON BUFFALO RESTAURANT GROUP LLC

Date: 9/11/2024 | 10:26 AM EDT

By: Signed by: Jack Litman 9F4FAE17E3F7491...

Name: Jack Litman

Title: Chief Executive Officer and President

US:

BUFFALO WILD WINGS INTERNATIONAL, INC.

Date: 10/21/2024 | 2:52 PM EDT

By: DocuSigned by: Clarissa M. Nickerson Fourman C178DE1CD459462...

Name: Clarissa M. Nickerson Fourman

Title: Authorized Signatory

Appendix A to the Area Development Agreement

Guaranty and Assumption of Obligations

THIS GUARANTY AND ASSUMPTION OF OBLIGATIONS is given this 21 day of October, 2024, by each of the undersigned parties.

A. In consideration of, and as an inducement to, the execution of that certain Area Development Agreement (together with all amendments or modifications, the "Agreement") on this date by **Buffalo Wild Wings International, Inc.** ("BWW"), each of the undersigned unconditionally (a) guarantees to BWW and its successors and assigns, for the term of the Agreement (including extensions) and afterward as provided in the Agreement, that **Munson Buffalo Restaurant Group LLC** ("Developer") will punctually pay and perform each and every undertaking, agreement, and covenant set forth in the Agreement; and (b) agrees to be bound by, and liable for the breach of, each and every provision in the Agreement, both monetary obligations and obligations to take or refrain from taking specific actions or to engage or refrain from engaging in specific activities, including, without limitation, the arbitration, non-competition, confidentiality, and transfer requirements.

B. Each of the undersigned acknowledges that (a) he, she or it is either an owner (whether direct or indirect) of Developer or otherwise has a direct or indirect relationship with Developer or its affiliates; (b) he, she or it will benefit significantly from BWW's entering into the Agreement with Developer; and (c) BWW would not enter into the Agreement unless each of the undersigned agrees to sign and comply with the terms of this Guaranty.

C. Each of the undersigned consents and agrees that: (a) his, her or its direct and immediate liability under this Guaranty will be joint and several, both with Developer and among other guarantors; (b) he, she or it will render any payment or performance required under the Agreement upon demand if Developer fails or refuses punctually to do so; (c) this liability will not be contingent or conditioned upon BWW's pursuit of any remedies against Developer or any other person or entity; (d) this liability will not be diminished, relieved, or otherwise affected by any extension of time, credit, or other indulgence which BWW may from time to time grant to Developer or to any other person or entity, including, without limitation, the acceptance of any partial payment or performance or the compromise or release of any claims (including, without limitation, the release of other guarantors), none of which will in any way modify or amend this Guaranty, which will be continuing and irrevocable during the term of the Agreement (including extensions), for so long as any performance is or might be owed under the Agreement by Developer or any of its owners or guarantors, and for so long as BWW has any cause of action against Developer or any of its owners or guarantors; and (e) this Guaranty will continue in full force and effect for (and as to) any extension or modification of the Agreement, and despite the transfer of any direct or indirect interest in the Agreement or Developer, and each of the undersigned waives notice of any and all renewals, extensions, modifications, amendments, or transfers.

D. Each of the undersigned waives: (a) all rights to payments and claims for reimbursement or subrogation that any of the undersigned may have against Developer arising as a result of the undersigned's execution of and performance under this Guaranty, for the express purpose that none of the undersigned shall be deemed a "creditor" of Developer under any applicable bankruptcy law with respect to Developer's obligations to BWW; (b) all rights to require BWW to proceed against Developer for any payment required under the Agreement, proceed against or exhaust any security from Developer, take any action to assist any of the undersigned in seeking reimbursement or subrogation in connection with this Guaranty or pursue, enforce or exhaust any remedy, including any legal or equitable relief, against Developer; (c) any benefit of, or any right to participate in, any security now or hereafter held by BWW; and (d) acceptance and notice of acceptance by BWW of his, her or its undertakings under this Guaranty,

all presentments, demands and notices of demand for payment of any indebtedness or non-performance of any obligations hereby guaranteed, protest, notices of dishonor, notices of default to any party with respect to the indebtedness or nonperformance of any obligations hereby guaranteed, and any other notices and legal or equitable defenses to which he, she or it may be entitled. BWW shall have no present or future duty or obligation to the undersigned under this Guaranty, and each of the undersigned waives any right to claim or assert any such duty or obligation, to discover or disclose to the undersigned any information, financial or otherwise, concerning Developer, any other guarantor, or any collateral securing any obligations of Developer to BWW. Without affecting the obligations of the undersigned under this Guaranty, BWW may, without notice to the undersigned, extend, modify, supplement, waive strict compliance with, or release all or any provisions of the Agreement or any indebtedness or obligation of Developer, or settle, adjust, release, or compromise any claims against Developer or any other guarantor, make advances for the purpose of performing any obligations of Developer under the Agreement, and/or assign the Agreement or the right to receive any sum payable under the Agreement, and the undersigned each hereby jointly and severally waive notice of same. The undersigned expressly acknowledge that the obligations hereunder survive the expiration or termination of the Agreement.

E. In addition, the undersigned each waive any defense arising by reason of any of the following: (a) any disability, counterclaim, right of set-off or other defense of Developer, (b) any lack of authority of Developer with respect to the Agreement, (c) the cessation from any cause whatsoever of the liability of Developer, (d) any circumstance whereby the Agreement shall be void or voidable as against Developer or any of its creditors, including a trustee in bankruptcy of Developer, by reason of any fact or circumstance, (e) any event or circumstance that might otherwise constitute a legal or equitable discharge of the undersigned's obligations hereunder, except that the undersigned do not waive any defense arising from the due performance by Developer of the terms and conditions of the Agreement, (f) any right or claim of right to cause a marshaling of the assets of Developer or any other guarantor, and (g) any act or omission of Developer.

F. If BWW is required to enforce this Guaranty in a judicial proceeding, and prevails in such proceeding, BWW shall be entitled to reimbursement of its costs and expenses, including, but not limited to, reasonable accountants', attorneys', attorneys' assistants', and expert witness fees, costs of investigation and proof of facts, court costs, other litigation expenses, and travel and living expenses, whether incurred prior to, in preparation for, or in contemplation of the filing of any such proceeding. If BWW is required to engage legal counsel in connection with any failure by the undersigned to comply with this Guaranty, the undersigned shall reimburse BWW for any of the above-listed costs and expenses it incurs.

G. Each of the undersigned agrees that all actions arising under this Guaranty or the Agreement, or otherwise as a result of the relationship between BWW and the undersigned, must be brought exclusively in the federal or state court of general jurisdiction located closest to our then current principal office at the time that the action is brought. Each of the undersigned irrevocably submits to the jurisdiction of those courts and waives any objection he, she or it might have to either the jurisdiction of or venue in those courts. Nonetheless, each of the undersigned agrees that BWW may enforce this Guaranty and any arbitration orders and awards in the courts of the state or states in which he, she or it is domiciled or has assets. **EACH OF THE UNDERSIGNED IRREVOCABLY WAIVES TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, ARISING UNDER OR RELATING TO THIS GUARANTY OR ITS ENFORCEMENT**.

IN WITNESS WHEREOF, each of the undersigned has affixed his or her signature on the same day and year as the Agreement was executed.

GUARANTOR(S)

Signed by:
Jack Litman
9F4FAE17E3F7491...

Jack Litman, Individually

Signed by:
Stuart Litman
725D61ADC76C474...

Stuart Litman, Individually

Appendix B to the Area Development Agreement

STATEMENT OF OWNERSHIP/LEGAL COMPOSITION

1. 1.Please check one option: Individually Owned ☐, Corporation ☐, Sub-Chapter S Corporation ☐, Partnership ☐, or Limited Liability Company ☒ .

2. Individual Name or Entity Name: **MUNSON BUFFALO RESTAURANT GROUP LLC**

3. If Entity, duly organized on May 12, 2022 and existing under the laws of the State of Delaware.

4. Principal Business Address (No PO Box #'s): One Gateway Center, Newark, NJ 07102

5. Direct and Indirect Owners:

Name	Address	Email Address	% Ownership
Class A Member			
Jack Litman	31 Bedford Street, Suite 20 New York City, NY 10014	jlitman@munsonrestaurants.com	100%
Class B Member			
Jack Litman	31 Bedford Street, Suite 20 New York City, NY 10014	jlitman@munsonrestaurants.com	100%

6. The following Owner/Shareholder/Partner/Member will spend full time in active management and is the control person:

Name	Address	Email Address	Title
Jack Litman	**31 Bedford Street, Suite 20 New York City, NY 10014**	**jlitman@munsonrestaurants.com**	**Chief Executive Officer and President**

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Appendix C to the Area Development Agreement

DESCRIPTION OF DEVELOPMENT TERRITORY

#	Market Point #	Latitude/Longitude	City	State	County or Province	DMA	Protected Radius (Miles)
1	MP #12479	40.9293338956633 / -73.8523562324331	Yonkers	NY	Westchester County	New York, NY	1.5
2	MP #12579	39.831686638122 / -75.0948861631568	Deptford Township	NJ	Gloucester County	Philadelphia, PA	3
3	MP #13440	39.8809278417015 / -74.9219081141731	Evesham	NJ	Burlington County	Philadelphia, PA	1.5
4	MP #21942	40.3731861414119 / -74.0875653119852	Red Bank	NJ	Monmouth County	New York, NY	1
5	MP #41915	40.2008605523166 / -74.6365321598417	Hamilton Township	NJ	Mercer County	Philadelphia, PA	2
6	MP #6046	40.802532 / -73.176971	Islandia	NY	Suffolk County	New York NY	1.5
7	MP #6061	41.143227 / -73.255302	Fairfield	CT	Fairfield County	New York NY	2
8	MP #6118	41.267185 / -73.13073	Shelton	CT	Fairfield County	New York NY	2
9	MP #6126	40.822922 / -73.41069	Huntington Station	NY	Suffolk County	New York NY	1.5
10	MP #6191	40.792145 / -74.255066	West Orange	NJ	Essex County	New York NY	1.5
11	MP #6224	40.793697 / -73.693252	Manhasset	NY	Nassau County	New York NY	1.5
12	MP #6246	40.8299984287931 / -74.1376225236816	Clifton	NJ	Passaic County	New York NY	1.5
13	MP #91441	40.9548505982812 / -73.8133666906374	Eastchester	NY	Westchester County	New York NY	1
14	MP #91446	40.6367402366806 / -73.6410246335357	Oceanside	NY	Nassau County	New York NY	1.5
15	MP #91447	41.107762278144 / -73.5472234202603	Stamford	CT	Fairfield County	New York NY	1
16	MP #21361	41.1153823601607 / -73.4149488371805	Norwalk	CT	Fairfield County	New York, NY	1
17	MP #12566	40.5939779954017 / -73.997629836762	New York	NY	Kings County	New York, NY	1
18	MP #6064	40.4360603853062 / -74.3909264865723	New Brunswick	NJ	Middlesex County	New York NY	1.5

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Appendix D to the Area Development Agreement

DEVELOPMENT SCHEDULE AND DEVELOPMENT FEE

You acknowledge and agree that a material provision of the Area Development Agreement is that the following number of new Sports Bars must be developed, opened, and continuously operating in the Development Territory in accordance with the following Development Schedule:

Sports Bar Number	**Date by Which Franchise Agreement Must be Signed**	**Date by Which Sports Bar Must be Opened and Operating**	**Cumulative number of Sports Bars Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column**
1	Date of this Agreement	December 31, 2025	1
2-3	December 31, 2025	December 31, 2026	3
4-5	December 31, 2026	December 31, 2027	5
6-7	December 31, 2027	December 31, 2028	7
8-9	December 31, 2028	December 31, 2029	9
10-11	December 31, 2029	December 31, 2030	11
12-13	December 31, 2030	December 31, 2031	13
14-15	December 31, 2031	December 31, 2032	15

For purposes of determining compliance with the above Development Schedule: (1) only the Sports Bars actually open and continuously operating for business in the Development Territory in compliance with the applicable franchise agreement as of a given date will be counted toward the Development Schedule, and (2) only the new Sports Bars you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Sports Bars required to be open and continuously operating in the Development Territory. Any Sports Bars that you or your affiliates acquire from us or another Buffalo Wild Wings® franchisee will not be counted towards the cumulative number of Sports Bars required to be open and continuously operating in the Development Territory under the Development Schedule above.

The Development Fee payable under the Area Development Agreement is **$93,750.00**

Commitment	**Development Fee**	**Franchise Fee Due Upon Franchise Agreement Execution**
1-15	**$6,250.00**	**$18,750.00**

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2024 INCENTIVES AMENDMENT
TO THE BUFFALO WILD WINGS SPORTS BAR
AREA DEVELOPMENT AGREEMENT

This Incentives Amendment to the Area Development Agreement (the "**Amendment**") is made and entered into on October 21, 2024 (the "**Effective Date**"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("**we**," "**us**," or "**our**") and MUNSON BUFFALO RESTAURANT GROUP LLC ("**you**" or "**your**").

BACKGROUND

A. Simultaneously with signing this Amendment, we and you are signing an Area Development Agreement dated as of the date hereof (the "**Development Agreement**") granting you the right to develop multiple Buffalo Wild Wings Sports Bars in the Development Territory (the "**New Commitments**" or "**Incentive Commitments**"). All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

B. Before developing and operating each Incentive Commitment that you agree to open under the Development Agreement, you must sign the then-current form of Franchise Agreement (each a "**Franchise Agreement**" and, collectively, the "**Franchise Agreements**").

C. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under each Franchise Agreement you signed in connection with the Development Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Development Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Application of Amendment**. We and you are signing this Amendment because we and you are signing or amending the Development Agreement on or before March 31, 2025 and the New Commitments you agreed to develop under the Development Agreement may be eligible for one or more incentive programs described in this Amendment. Therefore, notwithstanding any terms in the Development Agreement to the contrary, if you meet the applicable incentive program conditions, then we agree that the Franchise Agreement(s) that we and you sign for certain Sports Bar(s) developed under the Development Agreement will reflect the terms of the applicable incentive programs described in this Amendment.

2. **New Restaurant Opening Incentive Program**. Because we and you are signing this Amendment before March 31, 2025 to develop one or more New Commitments, each Incentive Commitment you agree to develop under the Development Schedule will receive the benefits of our "New Restaurant Opening" or "NRO" incentive program, if (a) when you open the Sports Bar, you and your affiliates are in substantial compliance with the Development Agreement and each other agreement between us and you or your affiliates, including the applicable Franchise Agreement, (b) you open and begin operating that Sports Bar in compliance with the Development Agreement and the applicable Franchise Agreement on or before the deadline in the Development Schedule (the "**Applicable Opening Deadline**"), (c) you provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Sports Bar within 120 days after the Sports Bar first opens for business, and (d) you build that Sports Bar in the design, to the specifications, and at the location approved by us in compliance with the Development Agreement and the applicable Franchise Agreement, then you will receive the benefits of the New Restaurant Opening incentive program

described in this Section. If you fail to satisfy any of the conditions listed in (a) through (d) above, the New Restaurant Opening incentive program will not apply to the Sports Bar(s). If you satisfy the conditions in (a) through (d) above, then under the applicable Franchise Agreement:

a. We will credit an amount equal to the initial franchise fee you paid plus the portion of the development fee that we credit towards that initial franchise fee, up to $25,000, towards the Royalty Fees owed under that Franchise Agreement.

b. We will provide you an additional credit equal to $100,000 towards the Royalty Fees owed under the Franchise Agreement.

c. The Royalty Fee will be amended as set forth below:

Months After Opening	Effective Royalty Fee
Opening through Year 1	1%
Year 2	2%
Year 3	3%
Year 4	4%
Year 5 through remainder of the term	5%

3. **Early Opening Incentive**. If you meet the requirements of the New Restaurant Opening incentive program set forth above, then for each Franchise Agreement that is executed for a Incentive Commitment in accordance with the Development Agreement, and you open and begin operating the Sports Bar in accordance with the Franchise Agreement before the Applicable Opening Deadline, then the Royalty Fee will be zero percent (0%) from the date you open the Sports Bar until the Applicable Opening Deadline (not to exceed twelve (12) months), and then the applicable royalty rate shall apply. If you open the Sports Bar on or after the Applicable Opening Deadline, the Early Opening Incentive described in this Section will not apply to the Sports Bar.

4. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Development Agreement. If there is an inconsistency between this Amendment and the Development Agreement, the terms of this Amendment shall control. This Amendment, together with the Development Agreement, constitutes the entire agreement among the parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Development Agreement will remain in full force and effect as originally written and signed.

IN WITNESS WHEREOF, the parties have executed this Amendment the Effective Date.

YOU:

MUNSON BUFFALO RESTAURANT GROUP LLC

Signed by:
By: Jack Litman
9F4FAE17E3F7491...
Name: Jack Litman
Title: Chief Executive Officer and President

US:

BUFFALO WILD WINGS INTERNATIONAL, INC.

DocuSigned by:
By: Clarissa M. Nickerson Fourman
C178DF1CD459462...
Name: Clarissa M. Nickerson Fourman
Title: Authorized Signatory

DA #10869

THIRD AMENDMENT TO DEVELOPMENT AGREEMENT

This **THIRD AMENDMENT TO DEVELOPMENT AGREEMENT ("Amendment")** is entered into by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("BWW") and THE MUNSON RESTAURANT GROUP, LLC ("Developer") and further amends the Development Agreement dated May 11, 2022 entered into by BWW, or its predecessors, and Developer (collectively referred to herein as the "Development Agreement").

WHEREAS, BWW and Developer desire to modify the Development Agreement upon the terms and conditions indicated below, and all terms defined in the Development Agreement have the same meaning herein.

NOW, THEREFORE, in consideration of BWW granting to Developer a Development Agreement for the development of one or more BWW-GO Restaurants as indicated therein and for other good and valuable consideration, which each of the parties acknowledges has been received and is sufficient to create a binding contract, BWW and Developer agree as follows:

1. **APPENDIX B: DEVELOPMENT SCHEDULE AND DEVELOPMENT FEE,** is hereby deleted in its entirety and the attached Appendix B – Development Schedule and Development Fee Revised August 28, 2024 is inserted in lieu thereof:

2. **APPENDIX C: DEVELOPMENT TERRITORY,** is hereby deleted in its entirety and the attached Appendix C – Development Territory Revised August 28, 2024 is inserted in lieu thereof:

3. **APPENDIX D: DEVELOPMENT INCENTIVES AMENDMENT,** is hereby deleted in its entirety and the attached Appendix D – Development Incentives Revised August 28, 2024 is inserted in lieu thereof:

EXCEPT as expressly modified herein, all of the terms, provisions and conditions of the Development Agreement are and shall remain in full force and effect.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Amendment and agrees to be bound by all of its terms. This Amendment shall become effective as of September 17, 2024.

BUFFALO WILD WINGS INTERNATIONAL, INC.

DocuSigned by:

By: Clarissa M. Nickerson Fourman
C178DE1CD459462...
Name: Clarissa M. Nickerson Fourman
Title: Authorized Signatory

THE MUNSON RESTAURANT GROUP, LLC

Signed by:

By: Jack Litman
9F4FAE17E3F7491...
Name: Jack Litman
Title: Managing Member

Appendix B to the Area Development Agreement

Development Schedule and Development Fee Revised August 28, 2024

1. Development Schedule. You acknowledge and agree that compliance with this Development Schedule is a material provision of the Area Development Agreement:

Restaurant Number	Date by Which Site Package Must be Submitted	Date by Which Franchise Agreement Must be Signed	Date by Which Restaurant Must be Opened and Operating	Cumulative Number of Restaurants Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column
1	Site Fulfilled – Site #1739831 (New York, NY)	Fulfilled	October 31, 2023 Restaurant #3941 - Open	1
2	Site Fulfilled – Site #1770009 (New York, NY)	Fulfilled	October 31, 2023 Restaurant #4030 - Open	2
3	Site Fulfilled – Site #1788559 (New York, NY)	Fulfilled	June 30, 2024 Restaurant #4079 - Open	3
4	Site Fulfilled – Site #1706901 (West Berlin, NJ)	December 31, 2024	June 30, 2025	4
5	Site Fulfilled – Site #1798789 (New York, NY)	December 31, 2024	June 30, 2025	5
6	Site Fulfilled – Site #1855099 (Bellmore, NY)	December 31, 2024	December 31, 2025	6
7-8	December 31, 2024	December 31, 2024	December 31, 2025	8
9-10	June 30, 2025	June 30, 2025	June 30, 2026	10
11-13	December 31, 2025	December 31, 2025	December 31, 2026	13
14-15	June 30, 2026	June 30, 2026	June 30, 2027	15
16-18	December 31, 2026	December 31, 2026	December 31, 2027	18
19-20	June 30, 2027	June 30, 2027	June 30, 2028	20
21-23	December 31, 2027	December 31, 2027	December 31, 2028	23
24-25	June 30, 2028	June 30, 2028	June 30, 2029	25
26-28	December 31, 2028	December 31, 2028	December 31, 2029	28
29-30	June 30, 2029	June 30, 2029	June 30, 2030	30
31-33	December 31, 2029	December 31, 2029	December 31, 2030	33

For purposes of determining compliance with the above Development Schedule: (1) only the Restaurants actually open and continuously operating for business in the Development Territory in compliance with the applicable Franchise Agreement as of a given date will be counted toward the

Development Schedule, and (2) only the new Restaurants you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Restaurants required to be open and continuously operating in the Development Territory. Any Restaurants that you or your affiliates acquire from us or another Buffalo Wild Wings-GO® franchisee will not be counted towards the cumulative number of Restaurants required to be open and continuously operating in the Development Territory under the Development Schedule above.

The Development Fee payable under the Area Development Agreement is reflected in the chart below At this time, no fees will be payable upon execution of this 3rd Amendment.

Commitment	Restaurant # City, ST	Opened On	Development Fee Paid	Franchise Fee Paid	Franchise Fee Due Upon Franchise Agreement Execution
1	3941 New York, NY	7/19/2023	NA	NA	NA
2	4030 New York, NY	9/13/2023	NA	NA	NA
3	4079 New York, NY	4/10/2024	NA	NA	NA
4	4016 West Berlin, NJ		$7,500	$22,500	$0
5			$7,500		$22,500
6 - 33			$7,500		$22,500

APPENDIX C

DEVELEPMENT TERRITORY REVISED ON AUGUST 28, 2024

#	Radius	Latitude / Longitude	City, ST	County	DMA
MP #21740	0.3 miles	40.7461627357364 / -74.0017105640185	New York, NY	New York	New York, NY
MP #21741 Site #1739831 Restaurant #3941	0.2 miles	40.744884 / -73.982664	New York, NY	New York	New York, NY
MP #21742 Site #1770009 Restaurant #4030	0.3 miles	40.7354809499016 / -73.9797579799878	New York, NY	New York	New York, NY
MP #21743	0.3 miles	40.7307894710794 / -73.9926608966646	New York, NY	New York	New York, NY
MP #27144	0.3 miles	40.7078529944293 / -74.013849759856	New York, NY	New York	New York, NY
MP #21745	0.3 miles	40.7285707587781 / -74.0026713863004	New York, NY	New York	New York, NY
MP #21746	0.2 miles	40.7432996995128 / -73.9768533187569	New York, NY	New York	New York, NY
MP #21747	0.3 miles	40.7180920753125 / -74.0000640595293	New York, NY	New York	New York, NY
MP #21748	0.3 miles	40.7168767230556 / -73.9896376310058	New York, NY	New York	New York, NY
MP #21749	0.1 mile	40.7590966709674 / -73.979135271091	New York, NY	New York	New York, NY
MP #21752	0.3 miles	40.756498842621 / -73.9939249392502	New York, NY	New York	New York, NY
MP #21753 Site #1766382	0.3 miles	40.7629727462999 / -73.9857911497453	New York, NY	New York	New York, NY
MP #21754	0.3 miles	40.7555243509467 / -73.9649649610579	New York, NY	New York	New York, NY
MP #21731 **Site # 1788559** **Restaurant #4079**	0.2 miles	40.7789304347769 / -73.9542008524033	New York, NY	New York	New York, NY
MP #21755	0.2 miles	40.7886826163558 / -73.9705995216857	New York, NY	New York	New York, NY
MP #21738	0.2 miles	40.7783369375632 / -73.9818670529641	New York, NY	New York	New York, NY
MP #21735	0.2 miles	40.8048965575141 / -73.9661712231452	New York, NY	New York	New York, NY
MP #21750	0.2 miles	40.79168773805 / -73.9387854961031	New York, NY	New York	New York, NY
MP #21739	0.2 miles	40.7986848785891 / -73.9416235639157	New York, NY	New York	New York, NY
MP #21737	0.2 miles	40.7947550459623 / -73.9719963143303	New York, NY	New York	New York, NY
MP #21730	0.2 miles	40.7685448230224 / -73.9555845558501	New York, NY	New York	New York, NY
MP #21736	0.2 miles	40.810181216474 / -73.9531589439442	New York, NY	New York	New York, NY
MP #21732	0.2 miles	40.8064820555 /	New York, NY	New York	New York, NY

Site #1798789 Restaurant #4126		-73.942338530127			
MP #21733	0.2 miles	40.8215383367241 / -73.9541040804227	New York, NY	New York	New York, NY
MP #21485	0.2 miles	40.8668363253936 / -73.9205490517957	New York, NY	New York	New York, NY
MP #21751	0.2 miles	40.8227902503712 / -73.9417788379616	New York, NY	New York	New York, NY
MP #21734	0.2 miles	40.8410583422418 / -73.9399105707913	New York, NY	New York	New York, NY
MP #21484	0.2 miles	40.850390263123 / -73.9358178494806	New York, NY	New York	New York, NY
MP #21528 Site #1706901	**1.5 miles**	**39.8077730789891 / -74.9311962657306**	**West Berlin, NJ**	**Camden**	**Philadelphia, PA**
MP #20683	**1.5 miles**	**39.8045656272023 / -75.0280860276246**	**Clementon, NJ**	**Camden**	**Philadelphia, PA**
MP #20681	**1.5 miles**	**40.0522104549679 / -74.893838714901**	**Willingboro, NJ**	**Burlington**	**Philadelphia, PA**
MP #21526	**1.5 miles**	**39.8915135004626 / -75.090187531775**	**Mt Ephraim, NJ**	**Camden**	**Philadelphia, PA**
MP #20694	**1.5 miles**	**39.9909161979163 / -75.0051055577421**	**Cinnaminson, NJ**	**Burlington**	**Philadelphia, PA**
MP #21412	**1.5 miles**	**39.9821958717034 / -74.7833935757226**	**Lumberton, NJ**	**Burlington**	**Philadelphia, PA**
MP #21360	**1 mile**	**40.9991664479289 / -73.663295362699**	**Port Chester, NY**	**Westchester**	**New York, NY**
MP #21362	**1 mile**	**41.1927982935876 / -73.15364599766**	**Stratford, CT**	**Fairfield**	**New York, NY**
MP #21399	**1 mile**	**40.9854486834356 / -73.8253657745194**	**Yonkers, NY**	**Westchester**	**New York, NY**
MP #90639	**1 mile**	**41.0141546723515 / -73.8686633080164**	**Dobbs Ferry, NY**	**Westchester**	**New York, NY**
MP #90658	**1 mile**	**41.1925189345201 / -73.4317789786598**	**Wilton, CT**	**Fairfield**	**New York, NY**
MP #90666	**1 mile**	**41.2191711593421/ -73.2162318452573**	**Bridgeport, CT**	**Fairfield**	**New York, NY**
MP #91147	**1 mile**	**41.290594446968 / -72.9603729933909**	**West Haven, CT**	**New Haven**	**Hartford & New Haven, CT**
MP #91541	**1 mile**	**41.281471453239 / -72.8316121795791**	**Branford, CT**	**New Haven**	**Hartford & New Haven, CT**
MP #93811	**1 mile**	**41.0779367291343 / -73.8582057197412**	**Tarrytown, NY**	**Westchester**	**New York, NY**
MP #21324	**0.5 miles**	**40.7059357375041 -73.6574469523779**	**West Hempstead, NY**	**Nassau**	**New York, NY**
MP #21325	**0.5 miles**	**40.6568840780981/ -73.5795717496253**	**Freeport, NY**	**Nassau**	**New York, NY**
MP #21333	**0.5 miles**	**40.7075778254406 / -73.7017199662917**	**Elmont, NY**	**Nassau**	**New York, NY**
MP #21338	**0.5 miles**	**40.7243476519114 / -73.5155063258691**	**Levittown, NY**	**Nassau**	**New York, NY**
MP #21339	**0.5 miles**	**40.7781033262459 / -73.6507326582307**	**Mineola, NY**	**Nassau**	**New York, NY**
MP #90648	**0.5 miles**	**40.6301891604213 /**	**Lawrence, NY**	**Nassau**	**New York, NY**

		-73.7382321230355			
MP #90653	**0.5 miles**	**40.8738055577095 / -73.6199531989827**	**Glen Cove, NY**	**Nassau**	**New York, NY**
MP #91141	**0.5 miles**	**40.590927623026 / -73.6575937544848**	**Long Beach, NY**	**Nassau**	**New York, NY**

ADDED TERRITORY

#	**Radius**	**Latitude / Longitude**	**City, ST**	**County**	**DMA**
MP #21360	1 mile	40.9991664479289 / -73.663295362699	Port Chester, NY	Westchester	New York, NY
MP #21362	1 mile	41.1927982935876 / -73.15364599766	Stratford, CT	Fairfield	New York, NY
MP #21399	1 mile	40.9854486834356 / -73.8253657745194	Yonkers, NY	Westchester	New York, NY
MP #90639	1 mile	41.0141546723515 / -73.8686633080164	Dobbs Ferry, NY	Westchester	New York, NY
MP #90658	1 mile	41.1925189345201 / -73.4317789786598	Wilton, CT	Fairfield	New York, NY
MP #90666	1 mile	41.2191711593421/ -73.2162318452573	Bridgeport, CT	Fairfield	New York, NY
MP #91147	1 mile	41.290594446968 / -72.9603729933909	West Haven, CT	New Haven	Hartford & New Haven, CT
MP #91541	1 mile	41.281471453239 / -72.8316121795791	Branford, CT	New Haven	Hartford & New Haven, CT
MP #93811	1 mile	41.0779367291343 / -73.8582057197412	Tarrytown, NY	Westchester	New York, NY
MP #21324	0.5 miles	40.7059357375041 -73.6574469523779	West Hempstead, NY	Nassau	New York, NY
MP #21325	0.5 miles	40.6568840780981/ -73.5795717496253	Freeport, NY	Nassau	New York, NY
MP #21528 Site #1706901	1.5 miles	39.8077730789891 / -74.9311962657306	West Berlin, NJ	Camden	Philadelphia, PA
MP #20683	1.5 miles	39.8045656272023 / -75.0280860276246	Clementon, NJ	Camden	Philadelphia, PA
MP #20681	1.5 miles	40.0522104549679 / -74.893838714901	Willingboro, NJ	Burlington	Philadelphia, PA
MP #21526	1.5 miles	39.8915135004626 / -75.090187531775	Mt Ephraim, NJ	Camden	Philadelphia, PA
MP #20694	1.5 miles	39.9909161979163 / -75.0051055577421	Cinnaminson, NJ	Burlington	Philadelphia, PA
MP #21412	1.5 miles	39.9821958717034 / -74.7833935757226	Lumberton, NJ	Burlington	Philadelphia, PA

Appendix D to the Area Development Agreement

Development Incentives Amendment

2024 INCENTIVES AMENDMENT
TO THE BUFFALO WILD WINGS GO®
AREA DEVELOPMENT AGREEMENT

This Incentives Amendment to the Area Development Agreement (the "Amendment") is made and entered into on September 17, 2024 (the "Effective Date"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("we," "us," or "our") and THE MUNSON RESTAURANT GROUP, LLC ("you" or "your")

BACKGROUND

A. Simultaneously with signing this Amendment, we and you are amending that certain Area Development Agreement dated May 11, 2022 (as amended, the "Development Agreement") granting you the right to develop five or more new, additional BWW-GO Restaurants in the Development Territory (the "New Commitments"). You understand that the terms of this Amendment will apply to all New Commitments and any Restaurant(s) you agreed to develop before entering into this Amendment but have not opened as of the date you sign this Amendment (collectively, the "Incentive Commitments"). All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

B. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under each Franchise Agreement you signed in connection with the Development Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Development Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Application of Amendment**. We and you are signing this Amendment because we and you are signing or amending the Development Agreement on or before March 31, 2025 and the Incentive Commitments you agreed to develop under the Development Agreement may be eligible for one or more incentive programs described in this Amendment. Therefore, notwithstanding any terms in the Development Agreement to the contrary, if you meet the applicable incentive program conditions, then we agree that the Franchise Agreement(s) that we and you sign for certain Restaurant(s) developed under the Development Agreement will reflect the terms of the applicable incentive programs described in this Amendment.

2. **New Restaurant Opening Incentive Program**. Because we and you are signing this Amendment before March 31, 2025 to develop five or more New Commitments, each Incentive Commitment you agree to develop under the Development Schedule will receive the benefits of our "New Restaurant Opening" or "NRO" incentive program, if (a) you and your affiliates are in substantial compliance with the Development Agreement and each other agreement between us and you or your affiliates, including the applicable Franchise Agreement, (b) open and begin operating that Restaurant in compliance with Development Agreement and the applicable Franchise Agreement on or before the deadline identified in the Development Schedule (the "Applicable Opening Deadline"), (c) provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Restaurant within 120

days after the Restaurant first opens for business, and (d) build that Restaurant in the design, to the specifications, and at the location approved by us in compliance with the Development Agreement and the applicable Franchise Agreement. If you fail to satisfy the conditions in (a) through (d) above, the New Restaurant Opening incentive program will not apply to the Restaurant(s). If you satisfy the conditions in (a) through (d) above, then under the applicable Franchise Agreement:

a. We will credit an amount equal to the initial franchise fee you paid plus the portion of the development fee that we credit towards that initial franchise fee, up to $30,000, towards the Royalty Fees owed under that Franchise Agreement.

b. The Royalty Fee will be amended as set forth below:

Months After Opening	**Effective Royalty Fee**
Opening through Year 1	1%
Year 2	3%
Year 3	5%
Year 4 through remainder of the term	6%

3. **Early Opening Incentive**. If you meet the requirements of the New Restaurant Opening incentive program set forth above, then for each Franchise Agreement that is executed for an Incentive Commitment in compliance with the Development Agreement, and you open and begin operating the Restaurant in compliance with the Development Agreement and the applicable Franchise Agreement before the Applicable Opening Deadline, then the Royalty Fee will be zero percent (0%) from the date you open the Restaurant until the Applicable Opening Deadline (not to exceed twelve (12) months), and then the applicable royalty rate shall apply. If you open the Restaurant on or after the Applicable Opening Deadline, the Early Opening Incentive described in this Section will not apply to the Restaurant.

4. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Development Agreement. If there is an inconsistency between this Amendment and the Development Agreement, the terms of this Amendment shall control. This Amendment, together with the Development Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Development Agreement will remain in full force and effect as originally written and signed.

IN WITNESS WHEREOF, the parties have executed this Amendment the Effective Date.

YOU:

THE MUNSON RESTAURANT GROUP, LLC

By: Signed by: Jack Litman 9F4FAE17E3F7491...
Name: Jack Litman
Title: Managing Member

US:

BUFFALO WILD WINGS INTERNATIONAL, INC.

By: DocuSigned by: Clarissa M. Nickerson Fourman C178DE1CD459462...
Name: Clarissa M. Nickerson Fourman
Title: Authorized Signatory

SECOND AMENDMENT TO DEVELOPMENT AGREEMENT

This **SECOND AMENDMENT TO DEVELOPMENT AGREEMENT (“Amendment”)** is entered into by and between BUFFALO WILD WINGS INTERNATIONAL, INC. (“BWW”) and MUNSON RESTAURANT GROUP, LLC (“Developer”) and further amends the Development Agreement dated May 11, 2022 entered into by BWW, or its predecessors, and Developer (collectively referred to herein as the “Development Agreement”).

WHEREAS, BWW and Developer desire to modify the Development Agreement upon the terms and conditions indicated below, and all terms defined in the Development Agreement have the same meaning herein.

NOW, THEREFORE, in consideration of BWW granting to Developer a Development Agreement for the development of one or more BWW-GO Restaurants as indicated therein and for other good and valuable consideration, which each of the parties acknowledges has been received and is sufficient to create a binding contract, BWW and Developer agree as follows:

1. **APPENDIX B: DEVELOPMENT SCHEDULE AND DEVELOPMENT FEE,** is hereby deleted in its entirety and the attached Appendix B – Development Schedule and Development Fee Revised October 24, 2023 is inserted in lieu thereof:

2. **APPENDIX C: DEVELOPMENT TERRITORY,** is hereby deleted in its entirety and the attached Appendix C – Development Territory Revised October 24, 2023 is inserted in lieu thereof:

3. **APPENDIX D: DEVELOPMENT INCENTIVES AMENDMENT,** is hereby deleted in its entirety and the attached Appendix D – Development Incentives Revised October 24, 2023 is inserted in lieu thereof:

EXCEPT as expressly modified herein, all of the terms, provisions and conditions of the Development Agreement are and shall remain in full force and effect.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Amendment and agrees to be bound by all of its terms. This Amendment shall become effective as of October 24, 2023.

BUFFALO WILD WINGS INTERNATIONAL, INC.

By: L.P. Storey
Lisa Storey (Oct 26, 2023 12:39 EDT)
Lisa P. Storey
Vice President, Franchise Counsel

THE MUNSON RESTAURANT GROUP, LLC

By: stuart j litman
stuart j litman (Oct 20, 2023 11:46 EDT)
Stuart Litman
Managing Member

Appendix B to the Area Development Agreement

Development Schedule and Development Fee

1. Development Schedule. You acknowledge and agree that compliance with this Development Schedule is a material provision of the Area Development Agreement:

Restaurant Number	Date by Which Site Package Must be Submitted	Date by Which Franchise Agreement Must be Signed	Date by Which Restaurant Must be Opened and Operating	Cumulative Number of Restaurants Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column
1	June 30, 2022 Fulfilled – Site #1739831 New York, NY	May 11, 2022	October 30, 2023 Fulfilled - #3941 New York, NY	1
2	June 30, 2023 Fulfilled – Site #1770009 New York, NY	June 30, 2023	October 31, 2023 Fulfilled – #4030 New York, NY	2
3	December 31, 2023 Fulfilled – Site #1766382 New York, NY	December 31, 2023	June 30, 2024	3
4	December 31, 2023	December 31, 2023	June 30, 2024	4
5-6	June 30, 2024	June 30, 2024	December 31, 2024	6
7-8	December 31, 2024	December 31, 2024	June 30, 2025	8
9-10	June 30, 2025	June 30, 2025	December 31, 2025	10
11-12	December 31, 2025	December 31, 2025	June 30, 2026	12
13-14	June 30, 2026	June 30, 2026	December 31, 2026	14
15-16	December 31, 2026	December 31, 2026	June 30, 2027	16
17	June 30, 2027	June 30, 2027	December 31, 2027	17

For purposes of determining compliance with the above Development Schedule: (1) only the Restaurants actually open and continuously operating for business in the Development Territory in compliance with the applicable Franchise Agreement as of a given date will be counted toward the Development Schedule, and (2) only the new Restaurants you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Restaurants required to be open and continuously operating in the Development Territory. Any Restaurants that you or your

affiliates acquire from us or another Buffalo Wild Wings-GO® franchisee will not be counted towards the cumulative number of Restaurants required to be open and continuously operating in the Development Territory under the Development Schedule above.

The Development Fee payable under the Area Development Agreement is $105,000 (7 x $15,000).

APPENDIX C

DEVELEPMENT TERRITORY REVISED October 24, 2023

	#	Radius	Latitude / Longitude	City, ST	County	DMA
1	MP #21740	.3 miles	40.7461627357364, -74.0017105640185	New York, NY	New York	New York, NY
2	MP #21741 Site #1739831 Restaurant #3941	0.2 miles	40.744887 / -73.982664	New York, NY	New York	New York, NY
3	MP #21742 Site #1770009 Restaurant #4030	0.3 miles	40.7354809499016, -73.9797579799878	New York, NY	New York	New York, NY
4	MP #21743	0.3 miles	40.7307894710794, -73.9926608966646	New York, NY	New York	New York, NY
5	MP #27144	0.3 miles	40.7078529944293, -74.013849759856	New York, NY	New York	New York, NY
6	MP #21745	0.3 miles	40.7285707587781, -74.0026713863004	New York, NY	New York	New York, NY
7	MP #21746	0.2 miles	40.7432996995128, -73.9768533187569	New York, NY	New York	New York, NY
8	MP #21747	0.3 miles	40.7180920753125, -74.0000640595293	New York, NY	New York	New York, NY
9	MP #21748	0.3 miles	40.7168767230556, -73.9896376310058	New York, NY	New York	New York, NY
10	MP #21749	.05 mile	40.7590966709674, -73.979135271091	New York, NY	New York	New York, NY
11	MP #21752	0.3 miles	40.756498842621, -73.9939249392502	New York, NY	New York	New York, NY
12	MP #21753 Site #1766382	0.3 miles	40.7629727462999, -73.9857911497453	New York, NY	New York	New York, NY
13	MP #21754	0.3 miles	40.7555243509467, -73.9649649610579	New York, NY	New York	New York, NY
14	MP #21731	1000 feet	40.7789304347769, -73.9542008524033	New York, NY	New York	New York, NY
15	MP #21755	1000 feet	40.7886826163558, -73.9705995216857	New York, NY	New York	New York, NY
16	MP #21738	1000 feet	40.7783369375632, -73.9818670529641	New York, NY	New York	New York, NY
17	MP #21735	1000 feet	40.8048965575141, -73.9661712231452	New York, NY	New York	New York, NY
18	MP #21750	1000 feet	40.79168773805, -73.9387854961031	New York, NY	New York	New York, NY
19	MP #21739	1000 feet	40.7986848785891, -73.9416235639157	New York, NY	New York	New York, NY
20	MP #21737	1000 feet	40.7947550459623, -73.9719963143303	New York, NY	New York	New York, NY
21	MP #21730	1000 feet	40.7685448230224, -73.9555845558501	New York, NY	New York	New York, NY
22	MP #21736	1000 feet	40.810181216474, -73.9531589439442	New York, NY	New York	New York, NY
23	MP #21732	1000 feet	40.8064820555, -73.942338530127	New York, NY	New York	New York, NY
24	MP #21733	1000 feet	40.8215383367241, -73.9541040804227	New York, NY	New York	New York, NY

25	MP #21485	1000 feet	40.8668363253936, -73.9205490517957	New York, NY	New York	New York, NY
26	MP #21751	1000 feet	40.8227902503712, -73.9417788379616	New York, NY	New York	New York, NY
27	MP #21734	1000 feet	40.8410583422418, -73.9399105707913	New York, NY	New York	New York, NY
28	MP #21484	1000 feet	40.850390263123, -73.9358178494806	New York, NY	New York	New York, NY

Appendix D to the Area Development Agreement

Development Incentives Amendment

This Development Incentives Amendment to the Development Agreement (the "**Amendment**") is made and entered into on October 24, 2023 (the "**Effective Date**"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("**we**," "**us**," or "**our**") and THE MUNSON RESTAURANT GROUP, LLC ("**you**" or "**your**").

BACKGROUND

A. Simultaneously with signing this Amendment, we and you are signing an Area Development Agreement dated as of the date hereof (the "**Development Agreement**") granting you the right to develop BWW-GO Restaurants in the Development Territory. All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

B. Before developing and operating each BWW-GO Restaurant that you agree to open under the Development Agreement, you must sign a Franchise Agreement.

C. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under the Franchise Agreements to reflect incentives we currently offer to developers entering into new development rights riders, including an initial franchise fee credit and a temporary weekly Royalty Fee ("**Royalty**") reduction.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Application of Amendment. We and you are signing this Amendment because we and you are signing the Development Agreement on or before March 31, 2024, and the Restaurants you develop under the Development Agreement may be eligible for incentive programs described in this Amendment, if you meet the program's conditions. Therefore, notwithstanding any terms in the Development Agreement to the contrary, we agree that the Franchise Agreement that we and you sign for certain Restaurants developed under the Development Agreement will reflect the terms of the applicable incentive program described in this Amendment, if you meet the program's conditions.

2. Standard Adopter Incentive. Because we and you are signing this Amendment before March 31, 2024, each Restaurant you develop under the Development Schedule will receive the benefits of our Standard Adopter Incentive program (the "**Standard Adopter Incentive Program**") if you (a) open and begin operating that Restaurant in accordance with the applicable Franchise Agreement on or before the earlier of the deadline in the Development Schedule or December 31, 2026 (the "**Applicable Opening Deadline**"), (b) provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Restaurant within 120 days after the Restaurant first opens for business, and (c) build that Restaurant in the design, to the specifications, and at the location approved by us in accordance with the applicable Franchise Agreement. Under the Standard Adopter Incentive Program, you will pay the full initial franchise fee when you sign the Franchise Agreement for each Restaurant. Then, if you satisfy the conditions in (a) through (c) above, then we will credit an amount equal to thirty-thousand dollars ($30,000) (the "**SAIP IFF Credit**") towards the Royalties owed under that Franchise Agreement. If you fail to satisfy the conditions in (a) through (c) above, the Standard Adopter Incentive Program, including the reduced Royalties in Sections 3 and 4 of this Amendment, will not apply to the Restaurant.

3. Royalties. If you meet the requirements of the Standard Adopter Incentive Program then subject to your qualifying for the Additional Early Opening Benefit (defined below), the Franchise Agreement for that Restaurant will provide the following Royalties:

a. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), if the Opening Date is on or before December 31, 2024, and the applicable Restaurant opens and begins operating in compliance with this Agreement and the applicable Franchise Agreement, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

   i. 1% of Gross Sales (as defined in the applicable Franchise Agreement) accrued during the first 12 months of the Restaurant's operation;

   ii. 3% of Gross Sales accrued during the second 12 months of the Restaurant's operations;

   iii. 5% of Gross Sales accrued during the third 12 months of the Restaurant's operations; and

   iv. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

b. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), if the Opening Date is on or between January 1, 2025 and December 31, 2026, and the applicable Restaurant opens and begins operating in compliance with this Agreement and the applicable Franchise Agreement, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

   i. 2% of Gross Sales accrued during the first 12 months of the Restaurant's operation;

   ii. 3% of Gross Sales accrued during the second 12 months of the Restaurant's operations;

   iii. 5% of Gross Sales accrued during the third 12 months of the Restaurant's operations; and

   iv. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

4. Additional Early Opening Benefit. If you meet the requirements of the Standard Adopter Incentive Program set forth above, the Franchise Agreement for that Restaurant will provide the following Royalties:

a. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), if the Development Schedule requires the applicable Restaurant to open on or between January 1, 2024 through December 31, 2024, and you open and begin operating the applicable Restaurant in accordance with the applicable Franchise Agreement at least three (3) months before the Applicable Opening Deadline, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

   i. 0% of Gross Sales accrued during the first 6 months of the Restaurant's operation;

   ii. 1% of Gross Sales accrued between month 7 and month 18 of the Restaurant's operations;

   iii. 3% of Gross Sales accrued between month 19 and month 30 of the Restaurant's operations;

   iv. 5% of Gross Sales accrued between month 31 and month 42 of the Restaurant's operations; and

   v. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

b. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), if the Development Schedule requires the applicable Restaurant to open on or between January 1, 2025 through December 31, 2026, and you open and begin operating the applicable Restaurant in accordance with the applicable Franchise Agreement at least three (3) months before the Applicable Opening Deadline, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

   i. 0% of Gross Sales accrued during the first 6 months of the Restaurant's operation;

ii. 2% of Gross Sales accrued between month 7 and month 18 of the Restaurant's operations;

iii. 3% of Gross Sales accrued between month 19 and month 30 of the Restaurant's operations;

iv. 5% of Gross Sales accrued between month 31 and month 42 of the Restaurant's operations; and

v. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

5. Miscellaneous. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Development Agreement. If there is an inconsistency between this Amendment and the Development Agreement, the terms of this Amendment shall control. This Amendment, together with the Development Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Development Agreement will remain in full force and effect as originally written and signed.

IN WITNESS WHEREOF, the parties have executed this Incentive Amendment the dates written below.

BUFFALO WILD WINGS INTERNATIONAL, INC.	THE MUNSON RESTAURANT GROUP, LLC
By: Li P. Storey Lisa Storey (Oct 26, 2023 12:39 EDT)	By: stuart j litman stuart j litman (Oct 20, 2023 11:46 EDT)
Lisa P. Storey	Stuart Litman
Vice President, Franchise Counsel	Managing Member
Date: October 24, 2023	Date: Oct 20, 2023

FIRST AMENDMENT TO DEVELOPMENT AGREEMENT

This **FIRST AMENDMENT TO DEVELOPMENT AGREEMENT ("Amendment")** is entered into by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("BWW") and THE MUNSON RESTAURANT GROUP, LLC ("Developer") and amends the Development Agreement dated May 11, 2022 entered into by BWW, or its predecessors, and Developer (collectively referred to herein as the "Development Agreement").

WHEREAS, BWW and Developer desire to modify the Development Agreement upon the terms and conditions indicated below, and all terms defined in the Development Agreement have the same meaning herein.

NOW, THEREFORE, in consideration of BWW granting to Developer a Development Agreement for the development of one or more BWW-GO Restaurants as indicated therein and for other good and valuable consideration, which each of the parties acknowledges has been received and is sufficient to create a binding contract, BWW and Developer agree as follows:

1. **APPENDIX B: DEVELOPMENT SCHEDULE AND DEVELOPMENT FEE,** is hereby deleted in its entirety and the attached Appendix B – Development Schedule and Development Fee Revised April 17, 2023 is inserted in lieu thereof:

2. **APPENDIX C: DEVELOPMENT TERRITORY,** is hereby deleted in its entirety and the attached Appendix C – Development Territory Revised April 17, 2023 is inserted in lieu thereof:

EXCEPT as expressly modified herein, all of the terms, provisions and conditions of the Development Agreement are and shall remain in full force and effect.

IN WITNESS WHEREOF, each of the undersigned hereby acknowledges having read this Amendment and agrees to be bound by all of its terms. This Amendment shall become effective as of April 17, 2023.

BUFFALO WILD WINGS INTERNATIONAL, INC.

By: Lisa Storey (Apr 18, 2023 09:33 EDT)
Lisa P. Storey
Vice President, Franchise Counsel

THE MUNSON RESTAURANT GROUP, LLC

By: Stuart Litman (Apr 18, 2023 09:14 EDT)
Stuart Litman
Managing Member

Appendix B to the Area Development Agreement

Development Schedule and Development Fee

1. Development Schedule. You acknowledge and agree that compliance with this Development Schedule is a material provision of the Area Development Agreement:

Restaurant Number	**Date by Which Site Package Must be Submitted**	**Date by Which Franchise Agreement Must be Signed**	**Date by Which Restaurant Must be Opened and Operating**	**Cumulative Number of Restaurants Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column**
1	June 30, 2022	Date of this Agreement	October 31, 2023	1
2	June 30, 2023	June 30, 2023	December 31, 2023	2
3-4	December 31, 2023	December 31, 2023	June 30, 2024	3
5-6	June 30, 2024	June 30, 2024	December 31, 2024	5
7-8	December 31, 2024	December 31, 2024	June 30, 2025	7
9-10	June 30, 2025	June 30, 2025	December 31, 2025	9

For purposes of determining compliance with the above Development Schedule: (1) only the Restaurants actually open and continuously operating for business in the Development Territory in compliance with the applicable Franchise Agreement as of a given date will be counted toward the Development Schedule, and (2) only the new Restaurants you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Restaurants required to be open and continuously operating in the Development Territory. Any Restaurants that you or your affiliates acquire from us or another Buffalo Wild Wings-GO® franchisee will not be counted towards the cumulative number of Restaurants required to be open and continuously operating in the Development Territory under the Development Schedule above.

APPENDIX C

DEVELEPMENT TERRITORY REVISED April 17, 2023

	#	Radius	Latitude / Longitude	City, ST	County	DMA
1	MP #21740	.3 miles	40.7461627357364, -74.0017105640185	New York, NY	New York	New York, NY
2	MP #21741 Site #1739831	~~.3 miles~~ **Radius reduced to 0.2 miles per 1st Development Agreement Amendment dated April 17, 2023**	~~40.7473946502608, -73.9857703481~~ **MP #21741 relocated to latitude 40.744887, longitude -73.982664 per 1st Development Agreement Amendment dated April 17, 2023**	New York, NY	New York	New York, NY
3	MP #21742	.3 miles	40.7354809499016, -73.9797579799878	New York, NY	New York	New York, NY
4	MP #21743	.3 miles	40.7307894710794, -73.9926608966646	New York, NY	New York	New York, NY
5	MP #27144	.3 miles	40.7078529944293, -74.013849759856	New York, NY	New York	New York, NY
6	MP #21745	.3 miles	40.7285707587781, -74.0026713863004	New York, NY	New York	New York, NY
7	MP #21746	~~.3 miles~~ **Radius reduced to 0.2 miles per 1st Development Agreement Amendment dated April 17, 2023**	40.7432996995128, -73.9768533187569	New York, NY	New York	New York, NY
8	MP #21747	.3 miles	40.7180920753125, -74.0000640595293	New York, NY	New York	New York, NY
9	MP #21748	.3 miles	40.7168767230556, -73.9896376310058	New York, NY	New York	New York, NY
10	MP #21749	.05 mile	40.7590966709674, -73.979135271091	New York, NY	New York	New York, NY
11	MP #21752	.3 miles	40.756498842621, -73.9939249392502	New York, NY	New York	New York, NY
12	MP #21753	.3 miles	40.7629727462999, -73.9857911497453	New York, NY	New York	New York, NY
13	MP #21754	.3 miles	40.7555243509467, -73.9649649610579	New York, NY	New York	New York, NY

BWW Go - Litman - DA#10869 Litman BWW GO DA.0322 Amendment vs 06.24.22 04.17.23

Final Audit Report 2023-04-18

Created:	2023-04-17
By:	Cady Lambertson (clambertson@inspirebrands.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAA1LGjofJQv4tSr0eFm38OoWxPNUhfAgLa

"BWW Go - Litman - DA#10869 Litman BWW GO DA.0322 Amendment vs 06.24.22 04.17.23" History

Document created by Cady Lambertson (clambertson@inspirebrands.com)
2023-04-17 - 1:39:33 PM GMT- IP address: 104.129.204.70

Document emailed to Jennifer Jordan (jjordan@inspirebrands.com) for filling
2023-04-17 - 1:40:14 PM GMT

Form filled by Jennifer Jordan (jjordan@inspirebrands.com)
Form filling Date: 2023-04-17 - 5:29:15 PM GMT - Time Source: server- IP address: 104.129.204.132

Document emailed to slitman@themunsonrestaurantgroup.com for signature
2023-04-17 - 5:29:16 PM GMT

Email viewed by slitman@themunsonrestaurantgroup.com
2023-04-18 - 12:28:36 PM GMT- IP address: 104.28.57.239

Signer slitman@themunsonrestaurantgroup.com entered name at signing as Stuart Litman
2023-04-18 - 1:14:23 PM GMT- IP address: 174.228.162.26

Document e-signed by Stuart Litman (slitman@themunsonrestaurantgroup.com)
Signature Date: 2023-04-18 - 1:14:25 PM GMT - Time Source: server- IP address: 174.228.162.26

Document emailed to Lisa Storey (lstorey@inspirebrands.com) for signature
2023-04-18 - 1:14:26 PM GMT

Email viewed by Lisa Storey (lstorey@inspirebrands.com)
2023-04-18 - 1:32:47 PM GMT- IP address: 104.47.58.254

Document e-signed by Lisa Storey (lstorey@inspirebrands.com)
Signature Date: 2023-04-18 - 1:33:00 PM GMT - Time Source: server- IP address: 104.129.204.76

Agreement completed.

2023-04-18 - 1:33:00 PM GMT

Buffalo Wild Wings GO® Restaurant
Area Development Agreement

between

BUFFALO WILD WINGS INTERNATIONAL, INC.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

THE MUNSON RESTAURANT GROUP, LLC
31 Bedford Street, Suite 20
New York, New York 10014

Effective Date:

December 20, 2022

(To be completed by us)

TABLE OF CONTENTS

BUFFALO WILD WINGS-GO RESTAURANT

AREA DEVELOPMENT AGREEMENT

This Area Development Agreement is made as of the Effective Date listed on the cover page to this Agreement (the "Effective Date") between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us") and THE MUNSON RESTAURANT GROUP, LLC , a Delaware limited liability company whose principal business address is 31 Bedford Street, Suite 20, New York, New York 10014 ("you").

RECITALS

A. Our parent company has developed a system for developing and operating restaurants that feature chicken wings and other food and beverage products primarily for off-premises consumption, operate under the System (defined below), and are primarily identified by the Buffalo Wild Wings GO® brand and/or other Trademarks (defined below) ("BWW-GO Restaurants");

B. Our parent company owns the BUFFALO WILD WINGS® and BUFFALO WILD WINGS GO® Trademarks and other trademarks used in connection with the operation of a BWW-GO Restaurant;

C. Our parent company has granted to us the right to sublicense the right to develop and operate BWW-GO Restaurants; and

D. You desire to develop and operate several BWW-GO Restaurants and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Developer Subsidiary" means a corporation, limited liability company or other business entity of which you own (directly or indirectly) at least eighty percent (80%) of the issued and outstanding ownership interests that you designate to sign a Franchise Agreement for one or more of the Restaurants developed pursuant to this Agreement.

B. "Franchise Agreement" means our then current form of franchise agreement and related documents for the operation of a BWW-GO Restaurant, the terms of which may differ from the franchise agreement that is signed upon signing this Agreement, including higher fees and changes to the manner of defining the designated area (based on our then current criteria for defining designated areas) and/or the rights in the designated area, subject to the provisions of Section 4.B.

C. "Menu Items" means the chicken wings, chicken tenders and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at BWW-GO Restaurants.

D. "Owner" means, if you are a corporation, limited liability company, partnership or other business entity, any individual or entity holding a direct or indirect ownership or other equity

interest in you (whether of record, beneficially, or otherwise), whether directly or through one or more intermediary entities, including any interest that allows the holder of that interest (whether directly or indirectly) to direct or participate in the direction of the management of you or your business (such as a managing partner interest in a partnership, a manager or managing member interest in a limited liability company, and a trustee of a trust), or to share in the revenue, profits or losses of, or any capital appreciation relating to, you or your business. Your Owner(s) as of the Effective Date are identified on the Ownership and Management Appendix attached to this Agreement as Appendix A. Every time there is a change in the persons who are your Owners, then without limiting our rights and your other obligations, you must, within ten (10) days after the date of each such change, update the Ownership and Management Appendix.

E. "Restaurants" means the BWW-GO Restaurants you or a Developer Subsidiary develops pursuant to this Agreement.

F. "Restricted Persons" means, individually and collectively, you, your affiliates, all of your officers and directors, and all of your Owners.

G. "System" means the Buffalo Wild Wings GO® Restaurant franchise system, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials, and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

H. "Trade Dress" means the designs, color schemes, image and other elements of trade dress that we authorize you to use in the operation of Restaurants from time to time, as we may periodically modify them.

I. "Trademarks" means the Buffalo Wild Wings GO® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in the operation of Restaurants.

GRANT OF DEVELOPMENT RIGHTS

2. The following provisions control with respect to the rights granted hereunder:

A. Grant of Rights. We grant to you, under the terms and conditions of this Agreement, the right (directly or through Developer Subsidiaries) to develop and sign Franchise Agreements to operate the number of new Restaurants identified on the Development Schedule and Development Fee Appendix attached to this Agreement as Appendix B within the territory described on the Development Territory Appendix attached to this Agreement as Appendix C (the "Development Territory").

B. Development Schedule. You agree to comply with the development schedule set forth on the Development Schedule and Development Fee Appendix (the "Development Schedule"). Time is of the essence for the development and opening of each Restaurant in accordance with the Development Schedule. Each Restaurant must be developed and operated pursuant to a separate Franchise Agreement that you or a Developer Subsidiary signs with us pursuant to Section 4.B below.

C. Development Territory and Non-Traditional Locations. Provided that you and your affiliates are in compliance with the terms of this Agreement and any other agreements with us and our affiliates relating to any BWW-GO Restaurants, including all Franchise Agreements signed pursuant to this Agreement, then we and our affiliates will not open and operate, or grant to anyone else a license or franchise to open and operate, a BWW-GO Restaurant the physical premises are located within the Development Territory so long as this Agreement is in effect, except for BWW-GO Restaurants located at Non-Traditional Locations (defined below) within the Development Territory. You acknowledge that the consumer service area, delivery area or trade area of another BWW-GO Restaurant may overlap with your Development Territory. However, if the Development Territory covers more than one city, county, designated market area or target area identified on the Development Territory Appendix (each "Target Area"), then the territorial protection under this Section 2.C for each Target Area shall expire upon the earlier of (i) the expiration or termination of this Agreement, or (ii) the date upon which you or a Developer Subsidiary signs a Franchise Agreement for a Restaurant to be developed in such Target Area. When the territorial protection under this Section 2.C expires with respect to the Development Territory or Target Area (as applicable), then we and our affiliates will thereafter be entitled to open and operate, and grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants the physical premises of which are located within the Development Territory or Target Area (as applicable), except as may be otherwise provided under any Franchise Agreement then in effect between us and you (or your Developer Subsidiary).

You acknowledge and agree that certain locations within and outside the Development Territory are by their nature separate in character from sites generally developed as BWW-GO Restaurants. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Development Territory, and we and our affiliates have the right to open and operate, or grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants at such locations, whether those locations are within or outside the Development Territory: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

D. Nonexclusivity; Our Reservation of Rights. Your rights under this Agreement are limited to the right to sign Franchise Agreements to develop and operate Restaurants located in the Development Territory, and do not include: (i) any right to sell Menu Items or any other products, whether identified by the Trademarks or other trademarks, at or from any location or through any channels or methods of distribution, or (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution.

We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement and shall at all times have the right to engage in any activities we or they deem appropriate that are not expressly prohibited by this Agreement. By way of example and without limitation, this includes:

1. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, BWW-GO Restaurants at any locations (a) outside the Development Territory, (b) at any Non-Traditional Locations within or outside the Development Territory, and (c) within a former Target Area once you (or your Developer Subsidiary) sign a Franchise Agreement in that Target Area;

2. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, restaurants and other foodservice establishments (including Buffalo Wild Wings® sports bars) or any similar or dissimilar businesses that either are not primarily identified by the Buffalo Wild Wings GO® Trademark or do not operate under the System at any locations, whether within or outside the Development Territory;

3. all rights relating directly or indirectly to the Trademarks, and all Menu Items and other products and services associated with any of the Trademarks, in connection with any methods of distribution, except as specifically set forth in Section 2.C. This includes providing, and granting rights to others to provide (except as specifically set forth in Section 2.C), products and services that are similar or dissimilar to, or competitive with, any Menu Items and other products and services provided at BWW-GO Restaurants, whether identified by the Trademarks or other trademarks or service marks, regardless of the method of distribution and at any area or location, including providing, and granting others the right to provide: (a) through other BWW-GO Restaurants, Buffalo Wild Wings® sports bars, and/or other methods of distribution, catering and delivery services for Menu Items and other products and services within or outside the Development Territory, and (b) any frozen items, pre-packaged items or other products or services associated with BWW-GO Restaurants (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any channels of distribution such as grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing sites and office buildings), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce); and

4. acquiring the assets or ownership interests of, or being acquired (regardless of the form of transaction) by, a one or more businesses providing products and services similar or dissimilar to those provided at BWW-GO Restaurants, and franchising, licensing or creating other arrangements with respect to these businesses once acquired, wherever these businesses (or the franchisees or licensees of these businesses) are located or operating, whether within or outside the Development Territory.

E. Ownership. You represent and warrant to us that the Ownership and Management Appendix reflects all of your Owners and their direct or indirect ownership or other equity interests in you as of the Effective Date.

F. No Right to Use Trademarks. This Agreement is not a franchise agreement and you have no right to use in any manner the Trademarks by virtue of this Agreement. You have no right under this Agreement to sublicense or subfranchise others to operate a restaurant or other business or to use the System or the Trademarks.

DEVELOPMENT FEE

3. You must pay a Development Fee as described below:

A. As consideration for the rights granted in this Agreement, you must pay us a Development Fee listed on the Development Schedule and Development Fee Appendix. The Development Fee is consideration for this Agreement and not consideration for any Franchise Agreement, is fully earned by us upon execution of this Agreement and is non-refundable. The Development Fee is credited against the Initial Franchise Fee payable upon the signing of each individual Franchise Agreement as specified in Section 3.B or the Development Schedule and Development Fee Appendix.

B. Upon our acceptance of the site for a Restaurant pursuant to Section 4, you (or an approved Developer Subsidiary) must sign a separate Franchise Agreement for that Restaurant. We may apply a portion of the Development Fee towards the payment of the Initial Franchise Fee for that Restaurant as set forth on the Development Schedule and Development Fee Appendix. Upon the execution of each Franchise Agreement, the terms and conditions of that Franchise Agreement control the establishment and operation of the applicable Restaurant.

DEVELOPMENT SCHEDULE

4. The following provisions control with respect to your development rights and obligations:

A. Development Schedule. You are bound by and must strictly follow the Development Schedule. By the applicable dates set forth under the Development Schedule, you (or a Developer Subsidiary whom we approve) must (i) submit site packages for proposed Restaurant sites that you reasonably believe conform to our then current site selection criteria, in the form and containing the information that we periodically specify, for the number of sites described under the Development Schedule; (ii) enter into Franchise Agreements with us pursuant to this Agreement for the number of new Restaurants described under the Development Schedule; and (iii) open and begin operating the number of new Restaurants described under the Development Schedule in accordance with the applicable Franchise Agreements. You also must comply with the Development Schedule requirements regarding the cumulative number of Restaurants to be open and continuously operating for business in the Development Territory throughout the term of this Agreement.

B. Development Policies and Franchise Agreement. You must comply with our development policies, as we periodically modify them, with respect to each proposed site for a Restaurant to be developed in the Development Territory and each Franchise Agreement to be signed for a Restaurant in the Development Territory. This includes sending us a complete site report (containing such demographic, commercial, market and other information and photographs as we may periodically specify) for each proposed site, and information on your (or your Developer Subsidiary's) financial and operational ability to develop and operate the proposed Restaurant, along with sending us information necessary to complete each Franchise Agreement, all on the schedule that we periodically specify in our development policies.

1. Our Acceptance of the Proposed Site. You must receive our written acceptance of your proposed site for the Restaurant before we will issue a Franchise Agreement for that Restaurant. We agree not to unreasonably withhold acceptance of a proposed site. In reviewing any proposed site, we will consider such matters as we deem material, including demographic characteristics of the proposed site, traffic patterns,

competition, the proximity to other businesses, the nature of other businesses in proximity to the site, and other commercial characteristics (including the purchase or lease obligations for the proposed site) and the size of premises, appearance and other physical characteristics.

Despite any assistance, information or recommendations that we provide with respect to any site, we have made and will make no representations or warranties of any kind, express or implied, of the suitability of any site for a BWW-GO Restaurant or any other purpose. Our recommendation or acceptance of a site indicates only that we believe that the site meets or has the potential to meet, or that we have waived, the general criteria of site acceptability that we have established as of that time. Applying criteria that have appeared effective for other sites might not accurately reflect the potential for all sites, and, after we recommend or accept a site, demographic and/or other factors included in or excluded from our site criteria could change, thereby altering a site's potential. The uncertainty and instability of these criteria are beyond our control, and we are not responsible if a site fails to meet our or your expectations.

2. Financial Qualifications and Good Standing. We need not issue a Franchise Agreement if you (or your proposed Developer Subsidiary) do not then meet our then current financial and operational standards and qualifications for new BWW-GO Restaurant operators. We also need not issue a Franchise Agreement pursuant to this Agreement if you or any of your affiliates are in default under this Agreement, any Franchise Agreement entered into pursuant to this Agreement, or any other agreement between you or any of your affiliates and us or any of our affiliates relating to a BWW-GO Restaurant, or have not satisfied on a timely basis all monetary and other material obligations under the Franchise Agreements for all existing Restaurants.

3. Execution of Franchise Agreement. If you have complied with the requirements of this Agreement and our then current development policies, and we have accepted your proposed site for the Restaurant and your (or your Developer Subsidiary's) financial and operational qualifications, then we will issue a Franchise Agreement for that Restaurant at that site. You (or a Developer Subsidiary) and we must enter into our then current form of Franchise Agreement for the proposed Restaurant. You understand that we may modify the then current form of Franchise Agreement from time to time and that it may be different than the current form of Franchise Agreement, including different fees and obligations and a modification of your rights in any designated area, subject to Section 3.B and the Development Schedule and Development Fee Appendix. The continued existence of each Franchise Agreement will be determined by the terms and conditions of such Franchise Agreement. Except as specifically set forth in this Agreement, the establishment and operation of each Restaurant must be in accordance with the terms of the applicable Franchise Agreement.

C. Independent Investigation. You acknowledge that you have conducted an independent investigation of the prospects for the establishment of Restaurants within the Development Territory, and recognize that the business venture contemplated by this Agreement involves business and economic risks and that your financial and business success will be primarily dependent upon the personal efforts of you and your management and employees.

D. Future Investment. You acknowledge that this Agreement requires you to open Restaurants in the future pursuant to the Development Schedule. You further acknowledge that any estimated expenses and investment requirements that we have provided are subject to increase

over time, and that future Restaurants likely will involve greater initial investment and operating capital requirements than those that we have provided to you prior to the execution of this Agreement. You (or a Developer Subsidiary) are obligated to execute all the Franchise Agreements and open all the Restaurants on the dates set forth on the Development Schedule, regardless of: (i) the requirement of a greater investment; (ii) the financial condition or performance of your prior Restaurants; or (iii) any other circumstances, financial or otherwise. The foregoing shall not be interpreted as imposing any obligation upon us to execute the Franchise Agreements under this Agreement if you have not complied with each and every condition necessary to develop the Restaurants.

TERM

5. Unless sooner terminated in accordance with Section 9, the term of this Agreement and all rights granted to you under this Agreement will expire without further notice on the date upon which the last Franchise Agreement for your last Restaurant under the Development Schedule is signed or is scheduled to be signed under the Development Schedule (whichever is earlier).

YOUR DUTIES

6. You must perform the following obligations:

A. Franchise Agreements. You must comply (or cause the applicable Developer Subsidiary to comply) with all of the terms and conditions of each Franchise Agreement signed pursuant to this Agreement, including the operating requirements specified in each Franchise Agreement.

B. Confidential Information. You agree that you, your Restricted Persons, each of your employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, standards, specifications, processes, procedures and/or improvements regarding the development or operation of a BWW-GO Restaurant that is valuable and secret in the sense that it is not generally known to our competitors, including information relating to site selection and delivery; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of the Restaurant, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Restaurant's POS system) of or relating to any Restaurant's customers or prospective customers (collectively, "Customer Data"); and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating the business under this Agreement. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons associated with you who have access to any Confidential Information. You must provide executed copies of these agreements to us upon our request.

C. Compliance with Law. You must at all times maintain your business premises and conduct your business operations in compliance with all applicable laws, regulations, codes and ordinances.

D. Training. You must, at your expense, comply with all of the training requirements we prescribe with respect to the development and operation of the Restaurants to be developed under this Agreement. Our training requirements may vary depending on the number of Restaurants that you (and your Developer Subsidiaries) are operating or required to develop under this Agreement, and may require your (or your Developer Subsidiaries') personnel to provide training to your (and their) other personnel at the Restaurants. Each person whom we require to attend training must complete that training to our satisfaction.

TRANSFER

7. The following provisions govern any transfer:

A. Transfers Defined. We have entered into this Agreement with specific reliance upon your (and your Owners') financial qualifications, experience, skills and managerial qualifications as being essential to the satisfactory development of Restaurants. Consequently, neither your interest in (i) this Agreement or any Franchise Agreement signed pursuant to this Agreement, (ii) your business under this Agreement or any Restaurant, (iii) any of your assets, including any ownership or other equity interests in any Developer Subsidiary, nor (iv) any direct or indirect ownership or other equity interests in you or any Developer Subsidiary, may be transferred or assigned to or assumed by any other person or entity (the "assignee"), in whole or in part, unless you have first complied with all applicable provisions of this Section 7. Any transfer without our consent is a breach of this Agreement and has no effect. In this Agreement, "transfer" (whether or not capitalized) includes any voluntary, involuntary, direct or indirect assignment, sale, gift or other disposition and includes the following events, whether they impact you (or your Owners) or any Developer Subsidiary, directly or indirectly:

1. transfer of record or beneficial ownership of any ownership or other equity interest or the right to receive all or a portion of your or any Developer Subsidiary's profits or losses or any capital appreciation relating to you, any Developer Subsidiary or any Restaurant (whether directly or indirectly);

2. a merger, consolidation or exchange of ownership or other equity interests, or issuance of additional ownership or other equity interests or securities representing or potentially representing ownership or other equity interests, or a redemption of ownership or other equity interests;

3. any sale or exchange of voting interests or securities convertible to voting interests, or any management agreement or other arrangement granting the right to exercise or control the exercise of the voting rights of any Owner or to control your, any Developer Subsidiary's or any Restaurant's operations or affairs;

4. transfer of a direct or indirect ownership or other interest in you, any Developer Subsidiary, this Agreement, any Restaurant or any of your or a Restaurant's assets in a divorce, insolvency or entity dissolution proceeding, or otherwise by operation of law;

5. if you or one of your Owners dies, transfer of a direct or indirect ownership or other interest in you, any Developer Subsidiary, this Agreement, any Restaurant or any of your or a Restaurant's assets by will, declaration of or transfer in trust, or under the laws of intestate succession; or

6. the grant of a mortgage, charge, pledge, collateral assignment, lien or security interest in any ownership or other interest in you, any Developer Subsidiary, this Agreement, any Restaurant or any of your or a Restaurant's assets; foreclosure upon or attachment or seizure of any Restaurant or any of its assets; or your transfer, surrender or loss of the possession, control or management of all or any material portion of any Restaurant (or its operation) or you or any Developer Subsidiary.

In this Agreement, "Control Transfer" means any transfer of (a) this Agreement or any Franchise Agreement signed pursuant to this Agreement, or any interest in or rights or obligations under this Agreement or any Franchise Agreement, (b) any of your assets, including any ownership or other equity interests in any Developer Subsidiary or any operating assets of any Restaurant; or (c) any transfer or other transaction, or a series of transfers or other transactions (regardless of the period of time over which they take place), which results in the transfer or creation of a Controlling Ownership Interest in you, whether directly or indirectly. "Controlling Ownership Interest" means either (x) fifty percent (50%) or more of the direct or indirect ownership or other equity interests in you, or (y) any ownership or other equity interest or other direct or indirect right or interest in you that provides the right, power or authority, whether alone or together with others, to direct and control your management and policies. "Non-Control Transfer" means the transfer or creation of any direct or indirect ownership or other equity interest in you that is not a Control Transfer.

B. Conditions for Consent to Non-Control Transfer. We will not unreasonably withhold our consent to a Non-Control Transfer (subject to Section 7.D) if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least thirty (30) days before its effective date;

2. you and all Developer Subsidiaries comply with all provisions of all Franchise Agreements signed pursuant to this Agreement with respect to the Non-Control Transfer;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) meet our then applicable standards for non-controlling owners of BWW-GO Restaurant developers;

4. you and your Owners sign the form of agreement and related documents that we then specify to reflect your new ownership structure and a general release of all claims arising out of or relating to this Agreement, any Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates; and

5. you pay us a transfer fee of One Thousand Dollars ($1,000) to partially cover some of our costs and expenses incurred in evaluating the transferee and the transfer (in addition to any other transfer or other fees payable under any Franchise Agreement or other agreement with us or our affiliate).

C. Conditions for Consent to Control Transfer. In order to request our consent to a Control Transfer, in addition to complying with Section 7.D, you must submit to us our form of application for consent to transfer and all other information and documents we require under our then current transfer procedures. We will not unreasonably withhold our consent to a Control Transfer (subject to Section 7.D) if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least sixty (60) days before its effective date;

2. you and all Developer Subsidiaries comply with all provisions of all Franchise Agreements signed pursuant to this Agreement with respect to the Control Transfer;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) meet our then applicable standards for new BWW-GO Restaurant developers, including (if applicable) by having the financial and operational qualifications to develop and operate all of the Market BWW-GO Restaurants (defined in Section 7.D);

4. the assignee (if the transfer is of this Agreement) or you (if the transfer is of a direct or indirect ownership or other equity interest in you) agree be bound by all terms and conditions of this Agreement for the remainder of the term;

5. you and your owners sign a general release of all claims arising out of or relating to this Agreement, any Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates; and

6. you pay us a transfer fee of Two Thousand Five Hundred Dollars ($2,500) to partially cover some of our costs and expenses incurred in evaluating the transferee and the transfer (in addition to any other transfer or other fees payable under any Franchise Agreement or other agreement with us or our affiliate).

D. Transfer of All Market BWW-GO Restaurants. You acknowledge our current requirement that developers of multiple BWW-GO Restaurants must themselves (directly or through Developer Subsidiaries) continue to own and operate all of the BWW-GO Restaurants located and/or to be developed in their development territory (collectively, the "Market BWW-GO Restaurants") throughout the entire terms of their area development agreements and franchise agreements. We believe this requirement is important in order to (among other reasons) establish continuity and cooperation among the Market BWW-GO Restaurants and protect the BWW-GO® brand. Therefore upon any proposed Non-Control Transfer or Control Transfer involving this Agreement or any Restaurant developed pursuant to this Agreement, in addition to the conditions listed in Sections 7.B and 7.C, we may condition our consent to that Non-Control Transfer or Control Transfer on the simultaneous transfer to the applicable assignee of other rights, interests, obligations, assets, and/or ownership or other equity interests such that, following such transfer, the assignee has the right to develop, own and operate (directly or through its Developer Subsidiaries) all of the Market BWW-GO Restaurants.

E. Transfer by Us. We may change our ownership or form and/or assign this Agreement and any other agreement between us and you (or any of your Owners or affiliates)

without restriction. This Agreement and any other agreement will inure to the benefit of any transferee or other legal successor to our interest in it.

DISPUTE RESOLUTION

8. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the development rights, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee or developer will not apply unless its jurisdictional requirements are met independently without reference to this Section 8.A.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business or where the claim arose. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement or the business you operate under this Agreement, or our relationship with you, will be entitled to recover its reasonable attorneys' fees and costs.

D. Limitation of Claims. You and your Owners may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the business you operate under this Agreement, or our relationship with you, unless the claim or cause of action is commenced within one (1) year following the first act or omission giving rise to the claim or cause of action.

E. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SECTION 11.A, WE AND YOU (AND YOUR OWNERS) WAIVE TO THE FULLEST EXTENT PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR OWNERS).

DEFAULT AND TERMINATION

9. The following provisions apply with respect to default and termination:

A. Termination With No Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, and without providing you any opportunity to cure the default, if:

1. you fail to meet any of the obligations set forth in the Development Schedule;

2. you or any of your Owners makes any material misrepresentation or omission in your franchise application or in operating the business under this Agreement;

3. there is any unauthorized use or disclosure of any Confidential Information in breach of this Agreement;

4. you or any of your Owners is convicted by a trial court of, or pleads no contest to, a felony, regardless of the nature of the charges;

5. you or any of your Owners breaches any provision of this Agreement that results in any material impairment of the goodwill associated with any of the Trademarks, or takes any action that in any way infringes upon, harms or contests our or our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks;

6. you or any of your Owners engages in any dishonest, unethical or illegal conduct which, in our opinion, adversely affects the reputation of your business or any Restaurant, the reputation of other BWW-GO Restaurants or the goodwill associated with any of the Trademarks;

7. there is any unauthorized transfer or assignment in violation of Section 7;

8. any Franchise Agreement signed pursuant to this Agreement, or any other franchise agreement or other agreement between us (or any of our affiliates) and you (or any of your Owners or affiliates) relating to a BWW-GO Restaurant, is terminated before its term expires, regardless of the reason; or

9. you or any Owner makes an assignment for the benefit of creditors or admits in writing your or its insolvency or inability to pay your or its debts generally as they become due; you or any Owner consents to the appointment of a receiver, trustee or liquidator of all or the substantial part of your or its property; any Restaurant or any of its assets is attached, seized, subjected to a writ or distress warrant, or levied upon, unless the attachment, seizure, writ, warrant or levy is vacated within thirty (30) days; or any order appointing a receiver, trustee or liquidator of you, any Owner or any Restaurant is not vacated within thirty (30) days following the order's entry.

B. Termination With Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, if you fail to comply with any other provision of this Agreement or any mandatory standard, specification or operating procedure relating to the business you conduct under this Agreement and do not correct the failure within thirty (30) days after we deliver written notice of the failure to you.

POST-TERM OBLIGATIONS

10. Upon the expiration or termination of this Agreement, all rights granted to you under this Agreement will automatically terminate. You will not be entitled to any refund of any fees. You will have no right to develop or operate any Restaurant for which we and you have not already signed a Franchise Agreement.

GENERAL PROVISIONS

11. The parties agree to the following provisions:

A. Indemnification. You agree to protect indemnify, defend, reimburse, and hold harmless us, our affiliates, and our and their respective owners, officers, directors, employees, agents, representatives, successors and assigns from and against any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to the development, use or operation of any of your of the Developer Subsidiaries' Restaurants, the business you conduct under this Agreement, or your breach of or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any claim or proceeding that is subject to this Section 11.A.

B. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses.

C. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the business you operate under this Agreement. Any policies that we adopt and implement from time to time to guide us in our decision-making are subject to change, are not a part of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your business. There are no representations or warranties of any kind, express or implied, except as contained in this Agreement. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

D. Notices. Except as otherwise provided in this Agreement, any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328; or

2. If intended for you, addressed to you at the address listed on the cover page to this Agreement or at any Restaurant;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this Section 11.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder will be valid only if in writing and, on behalf of us, executed by our President or one of our authorized Vice Presidents.

F. References. If the developer is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to Sections and Appendices shall mean the applicable Section of or Appendix to this Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Successors/Assigns. Subject to the terms of Section 7 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

H. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or BWW-GO Restaurants generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or BWW-GO Restaurants include enhancing the value of the Trademarks, improving customer service and satisfaction, improving product

quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or BWW-GO Restaurants.

I. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other. Neither party may obligate the other nor represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence.

J. Force Majeure. Any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or amounts due thereafter.

K. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly, we have the right to vary the Menu Items and other standards, specifications, and requirements for any BWW-GO Restaurants or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such restaurant, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other BWW-GO Restaurant.

L. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorneys or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

M. Representations and Warranties. To induce us to sign this Agreement and grant you the rights under this Agreement, you represent, warrant and acknowledge that:

1. neither you nor any of your Owners, nor any of your or their property or interests, is subject to being blocked under, and you and your Owners are otherwise in full compliance with, all laws, ordinances and regulations, including Executive Order 13224 issued by the President of the United States, the USA PATRIOT Act, and any other federal, state, or local law, ordinance, regulation, policy, list or other requirement of any governmental authority addressing or in any way relating to terrorist acts or acts of war;

2. you have independently investigated and evaluated the opportunity of investing in the restaurant industry generally and specifically the BWW-GO Restaurant franchise opportunity, including the current and potential market conditions and

competitive factors and risks, and recognize that, like any other business, the nature of a BWW-GO Restaurant's business will evolve and change over time;

3. the Buffalo Wild Wings GO® brand and concept were launched in May 2020, there are few BWW-GO Restaurants operating as of the Effective Date, and there is no guarantee or assurance that the Buffalo Wild Wings GO® brand and concept will be successful in the marketplace or that we will not make significant modifications to the System, brand and concept as they are further developed; and

4. you, or your parent or one of your affiliates, is an entity that has been in business for at least five (5) years and has a net worth of at least $6,165,500.

IN WITNESS WHEREOF, the parties have executed this Area Development Agreement on the dates written below.

US:

BUFFALO WILD WINGS INTERNATIONAL, INC.

By: Lisa Storey (Dec 21, 2022 09:48 EST)
Lisa P. Storey
Vice President, Franchise Counsel

Date: Dec 21, 2022

YOU:

THE MUNSON RESTAURANT GROUP, LLC

By: Stuart j litman (Dec 16, 2022 18:39 EST)
Stuart Litman
Managing Member

Date: Dec 16, 2022

Appendix A to the Area Development Agreement

Ownership and Management Appendix

STATEMENT OF OWNERSHIP/LEGAL COMPOSITION

1. Please check one option: Individually Owned ☐, Corporation ☐, Sub-Chapter S Corporation ☐, Partnership ☐, or Limited Liability Company ☒ .

2. Individual Name or Entity Name: The Munson Restaurant Group, LLC

3. If Entity, duly organized on November 4, 2020 and existing under the laws of the State of Delaware.

4. Principal Business Address: 31 Bedford Street, Suite 20, New York, New York 10014

5. Direct and Indirect Owners:

Name	Address	Email Address	% Ownership
Jack Litman	31 Bedford Street, Suite 20, New York, New York 10014	jlitman@themunsonrestaurantgroup.com	35% Member
Stuart Litman	74 East 79th Street, Apartment 4, New York, New York 10075	slitman@themunsonrestaurantgroup.com	65% Managing Member

6. The following Owner/Shareholder/Partner/Member will spend full time in active management and is the control person:

Name	Address	Email Address	Title
Jack Litman	31 Bedford Street, Suite 20, New York, New York 10014	jlitman@themunsonrestaurantgroup.com	Member

LS

Our Initials

SJL Jack

Your Initials

Appendix B to the Area Development Agreement

Development Schedule and Development Fee

1. Development Schedule. You acknowledge and agree that compliance with this Development Schedule is a material provision of the Area Development Agreement:

Restaurant Number	Date by Which Site Package Must be Submitted	Date by Which Franchise Agreement Must be Signed	Date by Which Restaurant Must be Opened and Operating	Cumulative Number of Restaurants Required to be Open and Continuously Operating in the Development Territory as of the Date in Preceding Column
1 & 2	December 31, 2022	Date of this Agreement	October 31, 2023	1. 2.
3	March 31, 2023	March 31, 2023	March 31, 2024	3.
4	October 31, 2023	October 31, 2023	October 31, 2024	4.
5	March 31, 2024	March 31, 2024	March 31, 2025	5.

For purposes of determining compliance with the above Development Schedule: (1) only the Restaurants actually open and continuously operating for business in the Development Territory in compliance with the applicable Franchise Agreement as of a given date will be counted toward the Development Schedule, and (2) only the new Restaurants you develop, open, and continuously operate in the Development Territory will count towards the number of cumulative number of Restaurants required to be open and continuously operating in the Development Territory. Any Restaurants that you or your affiliates acquire from us or another Buffalo Wild Wings-GO® franchisee will not be counted towards the cumulative number of Restaurants required to be open and continuously operating in the Development Territory under the Development Schedule above.

The Development Fee payable under the Area Development Agreement is $75,000.00 (5 commitments x $15,000).

LS

Our Initials

Sjl Jack

Your Initials

Appendix C to the Area Development Agreement

Development Territory

DESCRIPTION OF DEVELOPMENT TERRITORY

	#	Radius	Latitude / Longitude	City, ST	County	DMA
1	MP #21528	1.5	39.8077730789891, -74.9311962657306	West Berlin, NJ	Camden	Philadelphia, PA
2	MP #20728 Site #1691362	1.5	39.8528927079522, -74.9818037180408	Voorhees Township, NJ	Camden County	Philadelphia, PA
3	MP #20683	1.5	39.8045656272023, -75.0280860276246	Clementon, NJ	Camden County	Philadelphia, PA
4	MP #20681	1.5	40.0522104549679, -74.893838714901	Willingboro	Burlington County	Philadelphia, PA
5	MP #21526	1.5	39.8915135004626, -75.090187531775	Mt Ephraim	Camden County	Philadelphia, PA
6	MP #20694	1.5	39.9909161979163, -75.0051055577421	Cinnaminson	Burlington County	Philadelphia, PA
7	MP #21412	1.5	39.9821958717034, -74.7833935757226	Lumberton	Burlington County	Philadelphia, PA
8	MP #21534 Site #1683562	1.5	40.044510502691, -75.0545326668602	Philadelphia	Philadelphia County	Philadelphia, PA

LS

Our Initials

Sjl Jack

Your Initials

Appendix D to the Area Development Agreement

Development Incentives Amendment

This Development Incentives Amendment to the Development Agreement (the "**Amendment**") is made and entered into on December 20, 2022 (the "**Effective Date**"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("**we**," "**us**," or "**our**") and THE MUNSON RESTAURANT GROUP, LLC ("**you**" or "**your**").

BACKGROUND

A. Simultaneously with signing this Amendment, we and you are signing an Area Development Agreement dated as of the date hereof (the "**Development Agreement**") granting you the right to develop BWW-GO Restaurants in the Development Territory. All initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Development Agreement.

B. Before developing and operating each BWW-GO Restaurant that you agree to open under the Development Agreement, you must sign a Franchise Agreement.

C. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under the Franchise Agreements to reflect incentives we currently offer to developers entering into new development rights riders, including an initial franchise fee credit and a temporary weekly Royalty Fee ("**Royalty**") reduction.

AGREEMENT

NOW, THEREFORE, in consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. Application of Amendment. We and you are signing this Amendment because we and you are signing the Development Agreement on or before March 31, 2023 and the Restaurants you develop under the Development Agreement may be eligible for incentive programs described in this Amendment, if you meet the program's conditions. Therefore, notwithstanding any terms in the Development Agreement to the contrary, we agree that the Franchise Agreement that we and you sign for certain Restaurants developed under the Development Agreement will reflect the terms of the applicable incentive program described in this Amendment, if you meet the program's conditions.

2. Standard Adopter Incentive. Because we and you are signing this Amendment before March 31, 2023, each Restaurant you develop under the Development Schedule will receive the benefits of our Standard Adopter Incentive program (the "**Standard Adopter Incentive Program**") if you (a) open and begin operating that Restaurant in accordance with the applicable Franchise Agreement on or before the earlier of the deadline in the Development Schedule or December 31, 2025 (the "**Applicable Opening Deadline**"), (b) provide to us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spend in various categories relating to the development and opening of that Restaurant within 120 days after the Restaurant first opens for business, and (c) build that Restaurant in the design, to the specifications, and at the location approved by us in accordance with the applicable Franchise Agreement. Under the Standard Adopter Incentive Program, you will pay the full initial franchise fee when you sign the Franchise Agreement for each Restaurant. Then, if you satisfy the conditions in (a) through (c) above, then we will credit an amount equal to the initial franchise fee you paid plus the portion of the development fee that we credit towards that initial franchise fee (the "**SAIP IFF**

Credit") towards the Royalties owed under that Franchise Agreement. If you fail to satisfy the conditions in (a) through (c) above, the Standard Adopter Incentive Program, including the reduced Royalties in Sections 3 and 4 of this Amendment, will not apply to the Restaurant.

3. Royalties. If you meet the requirements of the Standard Adopter Incentive Program then subject to your qualifying for the Additional Early Opening Benefit (defined below), the Franchise Agreement for that Restaurant will provide the following Royalties:

a. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), if the Opening Date is on or before December 31, 2023, and the applicable Restaurant opens and begins operating in compliance with this Agreement and the applicable Franchise Agreement, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

i. 0% of Gross Sales (as defined in the applicable Franchise Agreement) accrued during the first 12 months of the Restaurant's operation;

ii. 2% of Gross Sales accrued during the second 12 months of the Restaurant's operations;

iii. 4% of Gross Sales accrued during the third 12 months of the Restaurant's operations; and

iv. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

b. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), if the Opening Date is on or between January 1, 2024 and December 31, 2024, and the applicable Restaurant opens and begins operating in compliance with this Agreement and the applicable Franchise Agreement, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

i. 1% of Gross Sales accrued during the first 12 months of the Restaurant's operation;

ii. 3% of Gross Sales accrued during the second 12 months of the Restaurant's operations;

iii. 5% of Gross Sales accrued during the third 12 months of the Restaurant's operations; and

iv. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

c. For each Franchise Agreement that is signed in compliance with this Agreement (including the Development Schedule), the Opening Date is on or between January 1, 2025 through December 31, 2025, and the applicable Restaurant opens and begins operating in compliance with this Agreement and the applicable Franchise Agreement, then the Royalty Fee (as defined in the applicable Franchise Agreement) will be the following:

i. 2% of Gross Sales accrued during the first 12 months of the Restaurant's operation;

ii. 3% of Gross Sales accrued during the second 12 months of the Restaurant's operations;

iii. 5% of Gross Sales accrued during the third 12 months of the Restaurant's operations; and

iv. 6% of Gross Sales accrued during the remained of the term of the applicable Franchise Agreement.

4. Additional Early Opening Benefit. If you meet the requirements of the Standard Adopter Incentive Program set forth above with respect to any Restaurant that you develop under the Development Agreement, and you open and begin operating the applicable Restaurant in accordance with the applicable Franchise Agreement at least three (3) months before the Applicable Opening Deadline (as applicable), then in addition to the benefits of the Standard Adopter Incentive Program, the Franchise Agreement for that Restaurant will provide that the Royalty will be zero percent (0%) of Gross Sales accrued for the first six (6) months that the Restaurant is open for business (the "**Additional Early Opening Benefit**"). If the Additional Early Opening Benefit applies, then the Royalty rates described herein will apply beginning six (6) months after the Restaurant's actual opening date.

5. Miscellaneous. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Development Agreement. If there is an inconsistency between this Amendment and the Development Agreement, the terms of this Amendment shall control. This Amendment, together with the Development Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and provisions of the Development Agreement will remain in full force and effect as originally written and signed.

IN WITNESS WHEREOF, the parties have executed this Incentive Amendment the dates written below.

BUFFALO WILD WINGS INTERNATIONAL, INC.

By: Lisa Storey (Dec 21, 2022 09:48 EST)
Lisa P. Storey
Vice President, Franchise Counsel

Date: Dec 21, 2022

THE MUNSON RESTAURANT GROUP, LLC

By: Stuart j litman (Dec 16, 2022 18:39 EST)
Stuart Litman
Managing Member

Date: Dec 16, 2022

Buffalo Wild Wings GO® Restaurant
Franchise Agreement

between

BUFFALO WILD WINGS INTERNATIONAL, INC.
Three Glenlake Parkway NE
Atlanta, GA 30328

and

THE MUNSON RESTAURANT GROUP, LLC
31 Bedford Street, Suite 20
New York, New York 10014

Authorized Location:

____
Street

____
City State Zip Code

Effective Date:

December 20, 2022
____
(To be completed by us)

--TABLE OF CONTENTS--

BWW-GO RESTAURANT FRANCHISE AGREEMENT

BUFFALO WILD WINGS-GO RESTAURANT

FRANCHISE AGREEMENT

This Franchise Agreement (the "Agreement") is made as of the Effective Date listed on the cover page to this Agreement (the "Effective Date") between BUFFALO WILD WINGS INTERNATIONAL, INC., an Ohio corporation with its principal business located at Three Glenlake Parkway NE, Atlanta, Georgia 30328 ("we" or "us"), and THE MUNSON RESTAURANT GROUP, LLC, a Delaware limited liability company whose principal business address is 31 Bedford Street, Suite 20, New York 10014 ("you").

RECITALS

A. Our parent company has developed a system for developing and operating restaurants that feature chicken wings and other food and beverage products primarily for off-premises consumption, operate under the System (defined below), and are primarily identified by the Buffalo Wild Wings GO® brand and/or other Trademarks (defined below) ("BWW-GO Restaurants");

B. Many of the food and beverage products that BWW-GO Restaurants offer and sell are prepared according to specified recipes and procedures, some of which include proprietary sauces and mixes;

C. Our parent company owns the BUFFALO WILD WINGS® and BUFFALO WILD WINGS GO® Trademarks and other trademarks used in connection with the operation of a BWW-GO Restaurant;

D. Our parent company has granted to us the right to sublicense the right to develop and operate BWW-GO Restaurants; and

E. You desire to develop and operate a BWW-GO Restaurant and we, in reliance on your representations, have approved your franchise application to do so in accordance with this Agreement.

In consideration of the foregoing and the mutual covenants and consideration below, you and we agree as follows:

DEFINITIONS

1. For purposes of this Agreement, the terms below have the following definitions:

A. "Control Person" means the individual whom we approve who (i) has the authority under your (and/or your direct and indirect parent company's) organizational documents to authorize a merger, liquidation, dissolution or transfer of substantially all of your assets and otherwise to direct and control your management and policies without the vote or consent of any other person or entity; (ii) actively directs your business affairs in regard to the Restaurant and is responsible for overseeing the general management of the day-to-day operations of the Restaurant; and (iii) has authority to sign on your behalf on all contracts and commercial documents. The Control Person as of the Effective Date is

identified on the Ownership and Management Appendix attached to this Agreement as Appendix A.

B. "Competitive Business" means any restaurant or other foodservice business (whether or not operating from a retail location) that generates, or is reasonably expected to generate, at least ten percent (10%) of its revenue during any six (6)-month period from the sale of chicken wings, chicken tenders or other chicken pieces, whether at wholesale or retail, other than a BWW-GO Restaurant or a Buffalo Wild Wings® sports bar operated under an effective franchise agreement with us.

C. "Gross Sales" includes the total revenues and receipts from the sale of all products, services and merchandise directly or indirectly sold in or in relation to your Restaurant, including fees or charges for any delivery, catering and other off-site activities and events, gaming activities, license and use fees, and implied or imputed Gross Sales from any business interruption insurance. However, Gross Sales excludes (1) sales taxes, use taxes, and other similar taxes added to the sales price, collected from the customer and paid to the appropriate taxing authority; (2) any bona fide voids, refunds and credits that are actually provided to customers; and (3) the face value of coupons or discounts that customers redeem. Each charge or sale upon credit shall be treated as a sale for the full price on the day during which such charge or sale is made, irrespective of when you receive payment (whether full or partial, or at all) on that sale. Amounts paid by gift certificate, gift card, stored value card or similar program are included in Gross Sales when the gift certificate, other instrument or applicable credit is redeemed.

D. "Menu Items" means the chicken wings, chicken tenders and other products and beverages prepared according to our specified recipes and procedures, as we may modify and change them from time to time, that we periodically authorize for sale at your Restaurant.

E. "Owner" means, if you are a corporation, limited liability company, partnership or other business entity, any individual or entity holding a direct or indirect ownership or other equity interest in you (whether of record, beneficially, or otherwise), whether directly or through one or more intermediary entities, including any interest that allows the holder of that interest (whether directly or indirectly) to direct or participate in the direction of the management of you or the Restaurant (such as a managing partner interest in a partnership, a manager or managing member interest in a limited liability company, and a trustee of a trust), or to share in the revenue, profits or losses of, or any capital appreciation relating to, you or the Restaurant.

F. "Principal Owner" means any Owner who, now or hereafter, directly or indirectly owns a ten percent (10%) or greater interest in you (where you are a corporation, limited liability company, partnership or other business entity). However, if we are entering into this Agreement totally or partially based on the financial qualifications, experience, skills or managerial qualifications of any individual or entity who directly or indirectly owns less than a ten percent (10%) interest in you, we have the right to designate that person or entity as a Principal Owner for all purposes under this Agreement. In addition, if you are a partnership entity, then each person or entity who now or hereafter is

or becomes a general partner is a Principal Owner, regardless of the percentage ownership interest. If you are a limited liability company, then each person or entity who now or hereafter is or becomes a manager or managing member is a Principal Owner, regardless of the percentage ownership interest (if any). If you sign this Agreement as one or more individuals, each individual is a Principal Owner. You must have at least one Principal Owner. Your Principal Owner(s) as of the Effective Date are identified on the Ownership and Management Appendix attached to this Agreement. Every time there is a change in the persons who are your Principal Owners, then without limiting our rights and your other obligations, you must, within ten (10) days after the date of each such change, update the Ownership and Management Appendix. As used in this Agreement, any reference to Principal Owner includes all Principal Owners.

G. "Restaurant" means the BWW-GO Restaurant you develop and operate at the authorized location pursuant to this Agreement.

H. "Restricted Persons" means, individually and collectively, you, your affiliates, your Control Person, all Principal Owners, all of your guarantors, officers and directors, and all of your Owners.

I. "System" means the Buffalo Wild Wings GO® Restaurant franchise system, which consists of distinctive food and beverage products prepared according to special and confidential recipes and formulas with distinctive storage, preparation, service and delivery procedures and techniques, offered in a setting of distinctive exterior and interior layout, design and color scheme, signage, furnishings and materials, and using certain distinctive types of facilities, equipment, supplies, ingredients, business techniques, methods and procedures, together with sales promotion programs, all of which we may modify and change from time to time.

J. "Trade Dress" means the designs, color schemes, image and other elements of trade dress that we authorize you to use in the operation of the Restaurant from time to time, as we may periodically modify them.

K. "Trademarks" means the Buffalo Wild Wings GO® trademark and service mark and other trademarks, service marks, trade names and logos, as we may modify and change them from time to time, and the Trade Dress and other commercial symbols used in the operation of the Restaurant.

L. "Unit General Manager" means the individual who personally invests his or her full time and attention and devotes his or her best efforts to the on-premises general management of the day-to-day operations of the Restaurant and meets our training requirements.

GRANT OF LICENSE

2. The following provisions control with respect to the license granted hereunder:

A. Authorized Location. We grant to you the right and license to establish and operate a retail BWW-GO Restaurant identified by the Trademarks to be located at the

premises that you have selected which is identified on the Principal Terms Appendix attached to this Agreement as Appendix B (the "Authorized Location"). You acknowledge and agree that, despite any assistance, information or recommendations that we may have provided with respect to the Authorized Location or any other site, our acceptance of a site does not constitute a representation or warranty of any kind, express or implied, as to the suitability of the site for your Restaurant or of the likelihood that a BWW-GO Restaurant will succeed at that site. You acknowledge and agree that your acceptance of a franchise for the operation of a Restaurant at the Authorized Location is based on your own independent investigation. You accept the license and undertake the obligation to operate the Restaurant at the Authorized Location using the Trademarks and the System in compliance with the terms and conditions of this Agreement.

B. Designated Area and Non-Traditional Locations. The Authorized Location is located within the area described in the Principal Terms Appendix (the "Designated Area"). Provided that you and your affiliates are in compliance with the terms of this Agreement and any other agreements with us and our affiliates relating to the Restaurant, we and our affiliates will not open and operate, or grant to anyone else a license or franchise to open and operate, a BWW-GO Restaurant the physical premises are located within the Designated Area so long as this Agreement is in effect, except for BWW-GO Restaurants located at Non-Traditional Locations (defined below) within the Designated Area. You acknowledge that the consumer service area, delivery area or trade area of another BWW-GO Restaurant may overlap with your Designated Area.

You acknowledge and agree that certain locations within and outside the Designated Area are by their nature separate in character from sites generally developed as BWW-GO Restaurants. As a result, you agree that the following locations ("Non-Traditional Locations") are excluded from the Designated Area, and we and our affiliates have the right to open and operate, or grant to anyone else a license or franchise to open and operate, BWW-GO Restaurants at such locations, whether those locations are within or outside the Designated Area: any permanent or temporary food service facility that operates (1) under one or more of the Trademarks and all or part of the System, and (2) at locations that do not feature unlimited and unrestricted access to the general public. Non-Traditional Locations include, but are not limited to: (a) military bases and other governmental facilities; (b) universities, schools and other education facilities; (c) airports, train stations, toll plazas and other public or restricted-access transportation facilities or terminals; (d) stadiums, arenas, theaters and other sports and entertainment venues; (e) amusement parks, theme parks, museums, zoos, and other similar public facilities; (f) cafeterias, food courts and other foodservice locations within shopping centers, shopping malls, office buildings/corporate campuses, industrial buildings, and department stores, grocery stores, and similar retail stores; (g) hotels, casinos and convention centers; (h) hospitals, nursing facilities and other medical facilities; and (i) reservations and other sovereign territories.

C. Nonexclusivity; Our Reservation of Rights. Your rights under this Agreement are limited to the right to develop and operate one Restaurant at the Authorized Location located in the Designated Area and do not include (i) any right to sell Menu Items or any other products, whether identified by the Trademarks or other trademarks, at or from

any location other than the Authorized Location or through any other channels or methods of distribution, or (ii) any right to sell products and Menu Items identified by the Trademarks to any person or entity for resale or further distribution.

We (on behalf of ourselves and on behalf of any other entity which we may acquire, or be acquired by, or otherwise are or become affiliated with) retain all rights not expressly granted in this Agreement and shall at all times have the right to engage in any activities we or they deem appropriate that are not expressly prohibited by this Agreement. By way of example and without limitation, this includes:

1. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, BWW-GO Restaurants at any locations outside the Designated Area and BWW-GO Restaurants at any Non-Traditional Locations within or outside the Designated Area;

2. establishing and operating, and granting rights to others to establish and operate, on any terms and conditions we deem appropriate, restaurants and other foodservice establishments (including Buffalo Wild Wings® sports bars) or any similar or dissimilar businesses that either are not primarily identified by the Buffalo Wild Wings GO® Trademark or do not operate under the System at any locations, whether within or outside the Designated Area;

3. all rights relating directly or indirectly to the Trademarks, and all Menu Items and other products and services associated with any of the Trademarks, in connection with any methods of distribution, except as specifically set forth in Section 2.B. This includes providing, and granting rights to others to provide (except as specifically set forth in Section 2.B), products and services that are similar or dissimilar to, or competitive with, any Menu Items and other products and services provided at BWW-GO Restaurants, whether identified by the Trademarks or other trademarks or service marks, regardless of the method of distribution and at any area or location, including providing, and granting others the right to provide: (a) through other BWW-GO Restaurants, Buffalo Wild Wings® sports bars, and/or other methods of distribution, catering and delivery services for Menu Items and other products and services within or outside the Designated Area, and (b) any frozen items, pre-packaged items or other products or services associated with BWW-GO Restaurants (now or in the future) or identified by the Trademarks, or any other trademarks, service marks or trade names, through any channels of distribution such as grocery stores, club stores, convenience stores, wholesale, hospitals, clinics, health care facilities, business or industry locations (e.g. manufacturing sites and office buildings), military installations, military commissaries or the internet (or any other existing or future form of electronic commerce); and

4. acquiring the assets or ownership interests of, or being acquired (regardless of the form of transaction) by, a one or more businesses providing products and services similar or dissimilar to those provided at BWW-GO

Restaurants, and franchising, licensing or creating other arrangements with respect to these businesses once acquired, wherever these businesses (or the franchisees or licensees of these businesses) are located or operating, whether within or outside the Designated Area.

D. Ownership and Guarantee. You represent and warrant to us that the Ownership and Management Appendix reflects all of your Owners and their direct or indirect ownership or other equity interests in you as of the Effective Date. All of your Principal Owners must execute the form of undertaking and guarantee attached as Appendix C to this Agreement. Any person or entity that at any time after the date of this Agreement becomes a Principal Owner pursuant to the provisions of Section 11 or otherwise must execute our then current form of undertaking and guarantee within ten (10) days after the date such person or entity becomes a Principal Owner. Before approving and entering into any transaction that would make any person or entity a Principal Owner, you must notify such person about the obligations under this Section 2.D.

TRADEMARK STANDARDS AND REQUIREMENTS

3. You acknowledge and agree that the Trademarks are our parent company's property and it has licensed the use of the Trademarks to us with the right to sublicense to others. You further acknowledge that your right to use the Trademarks is specifically conditioned upon your compliance with this Agreement, including the following:

A. Trademark Ownership. The Trademarks are our parent company's valuable property, and it is the owner of all right, title and interest in and to the Trademarks and all past, present or future goodwill of the Restaurant and of the business conducted at the Authorized Location that is associated with or attributable to the Trademarks. Your use of the Trademarks will inure to our parent company's benefit. You may not, during or after the term of this Agreement, engage in any conduct directly or indirectly that would infringe upon, harm or contest our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks, including any use of the Trademarks in a derogatory, negative, or other inappropriate manner in any media, including print or electronic media.

B. Trademark Use. You may not use, or permit the use of, any trademarks, trade names or service marks in connection with the Restaurant except the Trademarks or except as we otherwise direct in writing. You may use the Trademarks only in connection with such products and services as we periodically specify and only in the form and manner we periodically prescribe in writing. You must comply with all of our trademark, trade name and service mark notice marking requirements. You may use the Trademarks only in association with products and services approved by us and that meet our standards and requirements with respect to quality, mode and condition of storage, production, preparation and sale, and portion and packaging.

C. Restaurant Identification. You must use the name Buffalo Wild Wings GO® (or such other name that we specify) as the trade name of the Restaurant and you may not use any other mark or words to identify the Restaurant without our prior written consent. You may not use the phrase "Buffalo Wild Wings GO," "Buffalo Wild Wings"

or any of the other Trademarks (or any variation of the Trademarks) as part of the name of your corporation, partnership, limited liability company or other business entity. You may use the Trademarks on various materials, such as business cards, stationery and checks, that we periodically specify provided you (i) accurately depict the Trademarks on the materials as we prescribe, (ii) include a statement on the materials and other notices that we periodically satisfy indicating that the business is independently owned and operated by you, (iii) do not use the Trademarks in connection with any other trademarks, trade names or service marks unless we specifically approve in writing prior to such use, and (iv) make available to us, upon our request, a copy of any materials depicting the Trademarks. You must post a prominent sign in the Restaurant identifying you as a BWW-GO Restaurant franchisee in a format we deem reasonably acceptable, including an acknowledgment that you independently own and operate the Restaurant, that the Buffalo Wild Wings GO® and Buffalo Wild Wings® Trademarks are owned by our parent company, and that your use of the Trademarks is under a license we have issued to you. All your internal and external signs must comply at all times with our outdoor/indoor guidelines and practices, as they are modified from time to time.

D. Litigation. If any person or entity improperly uses or infringes the Trademarks or challenges your use or our (or our parent company's) use or ownership of the Trademarks, we will control all litigation, administrative and other proceedings and we have the right to determine whether suit will be instituted, prosecuted or settled, the terms of settlement and whether any other action will be taken. You must promptly notify us of any such use or infringement of which you become aware or any challenge or claim arising out of your use of any Trademark. You must take reasonable steps, without compensation, to assist us with any action we undertake. We will be responsible for our fees and expenses with any such action, unless the challenge or claim results from your misuse of the Trademarks in violation of this Agreement, in which case you must reimburse us for our fees and expenses.

E. Changes. You may not make any changes or substitutions to the Trademarks unless we direct in writing. We reserve the right to change the Trademarks at any time. Upon receipt of our notice to change the Trademarks, you must cease using the former Trademarks and commence using the changed Trademarks, at your expense. All provisions of this Agreement relating to the Trademarks apply to any additional and substitute trademarks, service marks, trade names, logos and Trade Dress that we periodically authorize you to use.

TERM AND RENEWAL

4. The following provisions control with respect to the term and renewal of this Agreement:

A. Term. The initial term of this Agreement commences on the Effective Date and expires ten (10) years after the date upon which the Restaurant first opens for business or the Required Open Date, whichever happens first, unless this Agreement is sooner terminated in accordance with Section 13. You do not have any right to sublicense or subfranchise any of your rights under this Agreement and do not have the right to operate

more than one Restaurant under this Agreement. You must operate the Restaurant and use your best efforts to promote and increase the sales and service of Menu Items from the Restaurant during the entire term of this Agreement.

B. Renewal Term and Conditions of Renewal. You may renew your license to operate the Restaurant as a BWW-GO Restaurant for one (1) renewal term of ten (10) years, provided that: (i) you have given us written notice of your decision to renew at least six (6) months but not more than twelve (12) months prior to the end of the expiring term; (ii) you sign our then current form of franchise agreement and related documents (modified to reflect that the agreement relates to the grant of a renewal license), the terms of which may differ materially from those in this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; (iii) you have complied with our then current requirements for modernization of the Restaurant and/or replacement of the building, premises, Trade Dress, equipment and grounds as may be necessary for your Restaurant to conform to the standards then applicable to new BWW-GO Restaurant, regardless of the cost of such modernizations and/or replacements, unless we determine that you should relocate your Restaurant because your Authorized Location no longer meets our then current site criteria, in which case you must comply with the relocation requirements of Section 5.E; (iv) you are not in default of this Agreement or any other agreement pertaining to the Restaurant, have satisfied all monetary and other material obligations on a timely basis during the initial term of this Agreement, and are then otherwise in good standing; (v) if you are leasing the Restaurant premises (and not subject to relocation under (iii) above), you have renewed the lease and have provided written proof of your ability to remain in possession of the premises throughout the renewal period; (vi) you comply with our then current training requirements; (vii) you pay us, at time you sign the new franchise agreement, a renewal fee in the amount equal to fifty percent (50%) the initial franchise fee that we are then charging new franchisees developing new BWW-GO Restaurants; and (viii) you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates.

DEVELOPMENT, OPENING AND MAINTENANCE OF RESTAURANT

5. You acknowledge and agree that we have the right to establish and modify, from time to time, quality standards regarding the development and business operations of BWW-GO Restaurants to protect the distinction, goodwill and uniformity symbolized by the Trademarks and the System. Accordingly, you agree to maintain and comply with our quality standards, as we may periodically modify them, and agree to the following terms and conditions:

A. Restaurant Facility; Lease or Purchase Contract. You may not use the Restaurant premises or Authorized Location for any purpose other than the operation of a BWW-GO Restaurant during the term of this Agreement. If you plan to enter into any type of lease for the Restaurant premises, you and your landlord must sign the Lease Addendum attached as Appendix D to this Agreement. You may not change the Lease Addendum form without our approval. You must provide us a copy of the executed lease and Lease Addendum, as well as any amendments to the lease entered into after its effective date, within five (5) days after execution. We have no responsibility for the lease or any

amendments thereto. It is your sole responsibility to evaluate, negotiate and enter into the lease for the Restaurant premises. You must execute, and provide us an executed copy of, your lease (including an executed copy of the Lease Addendum) or the purchase agreement for the Authorized Location within thirty (30) days after the Effective Date.

B. Construction. You must construct and equip the Restaurant in strict accordance with our approved specifications and standards pertaining to equipment, inventory, signage, fixtures, furnishings, Trade Dress, and design and layout of the Authorized Location. You must provide us for our approval purposed building plans for your Restaurant in the form that we reasonably specify. You may not commence construction of the Restaurant until you have received our written approval of your building plans. Our review is limited to evaluating your compliance with our design requirements and this Agreement's other requirements. Our review is not designed to assess compliance with federal, state, or local laws and regulations, including the Americans with Disabilities Act, as compliance with those laws and regulations is your responsibility. You must remedy, at your expense, any noncompliance or alleged noncompliance with those laws and regulations. We may periodically inspect the Restaurant and the site while you are developing the Restaurant.

Without limiting the generality of the foregoing, you must promptly after obtaining a fully-executed lease for the Restaurant: (i) retain the services of an architect that we approve; (ii) retain the services of a general contractor that we approve; (iii) have prepared and submitted for our approval a site survey and basic architectural plans and specifications (not for construction) consistent with our general atmosphere, image, color scheme and ambience requirements as set forth from time to time in the manuals for a BWW-GO Restaurant (including requirements for dimensions, exterior design, materials, interior design and layout, Computer System (defined in Section 6.D) and other equipment, fixtures, furniture, signs and decorating); (iv) purchase or lease and then, in the construction of the Restaurant, use only the approved building materials, equipment, fixtures, audio visual equipment, furniture and signs; (v) complete the construction and/or remodeling, equipment, fixtures, furniture and sign installation and decorating of the Restaurant in full and strict compliance with the plans and specifications we approve and all applicable ordinances, building codes and permit requirements without any unauthorized alterations; (vi) obtain all required zoning changes and all customary contractors' sworn statements and partial and final waivers; and (vii) obtain all necessary permits, licenses and architectural seals and comply with applicable legal requirements relating to the building, signs, equipment and premises, including the Americans With Disabilities Act.

Any change to the building plans or any replacement, reconstruction, addition or modification in the building, interior or exterior decor or image, equipment or signage of the Restaurant to be made after we provide our consent for the initial plans, whether at our or your request, must be made in accordance with our specifications. You may not commence such replacement, reconstruction, addition or modification until you have received our written consent to your revised plans.

You must begin substantial construction (site work, utility infrastructure and building erection) of the Restaurant at least one hundred (100) days before the Required Open Date (defined below) if the Restaurant will be in a new free standing location or at least seventy-five (75) days before the Required Open Date if the Restaurant will be in a non-free standing location or conversion of an existing free-standing building. We may require you to provide us weekly development and construction progress reports in the form we designate from the date you begin development until the date you open the Restaurant. In addition, on or before the deadlines to start construction you must submit to us, if requested, executed copies of any loan documents and any other document that proves that you have secured adequate financing to complete the construction of the Restaurant by the Required Open Date.

Within one hundred twenty (120) days after the Restaurant first opens for business, you must provide us a report, in the format and containing the information that we reasonably specify, identifying the amounts that you spent in various categories relating to the development and opening of the Restaurant.

C. Opening. You must open and begin operating the Restaurant for business in accordance with the provisions of this Agreement on or before the required open date listed in the Principal Terms Appendix (the "Required Open Date"). You agree not to open the Restaurant until: (1) you have properly developed and equipped the Restaurant according to our standards and specifications and in compliance with all applicable laws and regulations; (2) all pre-opening training for the Restaurant's personnel has been completed to our satisfaction; (3) you have given us evidence of required insurance coverage and payment of premiums and a copy of the fully-signed Lease; and (4) if we (at our sole option) require, we have conducted a pre-opening inspection and/or have certified the Restaurant for opening. Our determination that you have met our pre-opening requirements will not constitute a waiver of your non-compliance or of our right to demand full compliance with those requirements.

D. Maintenance. You must maintain and refresh the building, equipment, fixtures, furnishings, signage and Trade Dress (including the interior and exterior appearance) of your Restaurant in accordance with our requirements established periodically and any of our reasonable schedules prepared based upon periodic evaluations of the premises by our representatives. Within a period of thirty (30) to forty-five (45) days (as we determine depending on the work needed) after the receipt of any particular report prepared following such an evaluation, you must effect the items of maintenance we designate, including the repair of defective items and/or the replacement of irreparable or obsolete items of equipment and interior signage. If, however, any condition presents a threat to customers or public health or safety, you must effect the items of maintenance immediately.

E. Relocation and Casualty. If you choose to relocate the Restaurant because of the expiration or cancellation of your lease for reasons other than your breach, we will grant you authority to do so at a site acceptable to us that is within your Designated Area, provided that: (i) you have given us notice of your intent to relocate at least sixty (60) days before the Restaurant closes; (ii) you have submitted site and market information as we

may require and proposed a new site within the Designated Area that we have accepted in writing within sixty (60) days after the Restaurant closes; (iii) promptly after we accept the new site, you sign and deliver to us our then current form of franchise agreement and related documents (modified to remove any initial franchise fee), the terms of which may differ from those in this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; and (vi) the new BWW-GO Restaurant is open and operating within one hundred eighty (180) days after the original Restaurant closes, all in accordance with our then current standards and the new franchise agreement. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur in connection with your relocation. You do not have the right to relocate in the event you lose the right to occupy the Restaurant premises because of the cancellation of your lease due to your breach.

If you need to relocate the Restaurant because of condemnation or destruction, we will grant you authority to do so at a site acceptable to us that is within your Designated Area, provided that: (1) you have submitted site and market information as we may require and proposed a new site within the Designated Area that we have accepted in writing within sixty (60) days after the Restaurant closes; (2) promptly after we accept the new site, you sign and deliver to us our then current form of franchise agreement (modified to remove any initial franchise fee), the terms of which may differ from this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area; and (3) the new Restaurant is open and operating within one hundred eighty (180) days after the original Restaurant closes, all in accordance with our then current standards and the new franchise agreement. You must pay the costs of any relocation, and we reserve the right to charge you for any reasonable costs that we incur in connection with your relocation.

If your Restaurant is destroyed or damaged and you repair the Restaurant at the Authorized Location (rather than relocate the Restaurant), you must repair and reopen the Restaurant at the Authorized Location in accordance with our then current standards for the destroyed or damaged area within one hundred eighty (180) days after the date of occurrence of the destruction or damage.

F. Outdoor Signage. The outdoor signage at your Restaurant must comply with our then current specifications, which we may modify and change from time to time due to modifications to the System, including changes to the Trademarks. You must make such changes to the outdoor signage as we require within ninety (90) days after the date of notification.

PRODUCTS AND OPERATIONS STANDARDS AND REQUIREMENTS

6. You must implement and abide by our standards, specifications and requirements concerning the operation of the Restaurant, as we periodically modify them. The following provisions control with respect to your Restaurant's products and operations:

A. Authorized Menu. Your business must be confined to the preparation and sale of only such Menu Items and other food and beverage products as we designate and

approve in writing from time to time for sale by your Restaurant. You must offer for sale from the Restaurant all items we periodically specify as mandatory and only those items listed as Menu Items and other approved food and beverage products. You must offer the full authorized menu during all hours of operation. We have the right to make modifications to these items from time to time, and you agree to comply with any modifications. You may not offer or sell any other product or service at the Authorized Location without our prior written consent.

B. Authorized Products and Ingredients. You must use in the operation of the Restaurant and in the preparation of Menu Items and other food and beverage products only the proprietary sauces and mixes and other proprietary and non-proprietary ingredients, recipes, formulas, cooking techniques and processes and supplies, and must prepare and serve Menu Items and products in such portions, sizes, appearance, taste and packaging, all as we specify in our most current product preparation materials or otherwise in writing. We will supply to you a copy of the current product preparation materials prior to opening the Restaurant. You acknowledge and agree that we may change these periodically and that you are obligated to conform to our then current requirements. All supplies, including containers, cups, plates, wrapping, eating utensils, and napkins, and all other customer service materials of all descriptions and types must meet our standards of uniformity and quality. You must maintain at the Restaurant at all times an inventory of ingredients, food and beverage products and other products, materials and supplies that will permit operation of the Restaurant at maximum capacity.

C. Approved Supplies and Suppliers. You must only use the inventory, equipment, fixtures, furnishings, signs, advertising materials, trademarked items and novelties, and other products and services in connection with the design, construction and operation of the Restaurant that we periodically specify and that meet our standards and specifications, as we amend them from time to time. Although we do not do so for all of these products and services, we have the right to require you to purchase these products and services only from the manufacturer, distributor and/or supplier that we periodically designate or approve. We may implement and periodically modify our approved supplier criteria. You acknowledge and agree that certain of such products and services may only be made available from one source, and we or our affiliates may be that source. You will pay the then current price in effect for all products and services that you purchase from us or our affiliates. ALTHOUGH APPROVED OR DESIGNATED BY US, WE AND OUR AFFILIATES MAKE NO WARRANTY AND EXPRESSLY DISCLAIM ALL WARRANTIES, INCLUDING WARRANTIES OF MERCHANTABILITY AND FITNESS FOR ANY PARTICULAR PURPOSE, WITH RESPECT TO SERVICES, PRODUCTS, EQUIPMENT (INCLUDING ANY REQUIRED COMPUTER SYSTEMS), SUPPLIES, FIXTURES, FURNISHINGS OR OTHER APPROVED PRODUCTS AND SERVICES. IN ADDITION, WE DISCLAIM ANY LIABILITY ARISING OUT OF OR IN CONNECTION WITH THE SERVICES RENDERED OR PRODUCTS FURNISHED BY ANY SUPPLIER APPROVED OR DESIGNATED BY US. OUR APPROVAL OR CONSENT TO ANY SERVICES, PRODUCTS, SUPPLIERS, OR ANY OTHER INDIVIDUAL, ENTITY OR ANY ITEM SHALL NOT CREATE ANY LIABILITY TO US.

We and/or our affiliates may from time to time make available to you or require you to purchase goods, products and/or services for use in your Restaurant on the sale of which we and/or our affiliates may make a profit. Further, we and/or our affiliates may from time to time receive consideration from distributors, suppliers and/or manufacturers in respect to sales of goods, products or services they supply to you and/or other BWW-GO Restaurants, and/or in consideration of services rendered or rights licensed to such persons. You agree that we and/or our affiliates are entitled to said profits and/or consideration and may use them without restriction for any purposes that we or they deem appropriate.

D. Computer System. You must purchase and use any computer system that we develop or select for the Restaurant, including all future updates, supplements and modifications that we periodically specify (the "Computer System"). The Computer System includes all computing equipment, accessories, hardware, software and other information technology used in the operation of the Restaurant, including point-of-sale (POS) terminals and back office programs used to record, analyze and report sales, inventory, tax and other operational information. The computer software package developed for use in the Restaurant may include proprietary software and/or other technology. We may require you to license proprietary software or other technology, and/or purchase Computer System components and other related equipment, products and services, only from us, one of our affiliates or one or more third parties (at our option), and you must pay any licensing, user or technology fees and prices for components, equipment and other products and services that we or they determine. All right, title and interest in the software or other technology will remain with the licensor of the software or technology. The computer hardware and other components of the Computer System must conform to the specifications we periodically specify. We reserve the right to designate a single source from whom you must purchase the Computer System and related support services, and that single source may be us or an affiliate. You acknowledge and agree that we will have full and complete access to information and data entered and produced by the Computer System. You must, at all times, have at the Authorized Location internet access with a form of secure high-speed broadband internet connection at our then current minimum bandwidth specification. You also must maintain an email account for our direct correspondence with the Control Person and a separate email account for the Restaurant.

E. Serving and Promotional Items. All sales promotion material, customer goodwill and convenience items, cartons, containers, wrappers and paper goods, eating and serving utensils and other items used in the promotion, sale and distribution of products covered by this Agreement are subject to our approval and must, where practicable, contain one or more of the Trademarks. At our option, you must obtain some or all of these items only from suppliers that we designate or approve from time to time.

F. Health and Sanitation. You must operate and maintain your Restaurant at all times in compliance with any and all applicable health and sanitary standards prescribed by any governmental authority. You also must comply with any health and safety standards that we periodically prescribe. In addition to complying with such standards, if the Restaurant is subject to any sanitary or health inspection by any governmental authorities under which it may be rated in one or more than one classification, it must be maintained

and operated so as to be rated in the highest available health and sanitary classification with respect to each governmental agency inspecting it. If you fail to be rated in the highest classification or receive any notice that you are not in compliance with all applicable health and sanitary standards, you must immediately notify us of such failure or noncompliance. We also may periodically evaluate the operation of your Restaurant from a food safety standpoint, and in that regard, require you to pay for, and utilize, the services of any food safety assessment vendor that we periodically specify who will assess food safety and other operations at your Restaurant. We may periodically change the food safety assessment program, including preferred vendor, timing of visits, scope of the assessment and required payments, as we determine necessary.

G. Evaluations. We and/or our authorized representatives have the right to enter your Restaurant at all reasonable times during business hours for the purpose of making periodic evaluations and to ascertain if you are complying with this Agreement, to inspect and evaluate the Authorized Location and its building, land and equipment, and to test, sample, inspect and evaluate the supplies, ingredients and products, as well as the storage, preparation and formulation and the conditions of sanitation and cleanliness in the storage, production, handling and serving of supplies, ingredients and products, used in the operation of your Restaurant. Any evaluation or inspection we conduct is not intended to exercise, and does not constitute, control over your day-to-day operation of the Restaurant or your business or to assume any responsibility for your obligations under this Agreement. If we determine that any condition in the Restaurant presents a threat to customers or public health or safety, we may take whatever measures we deem necessary, including requiring you to immediately close the Restaurant until the situation is remedied to our satisfaction. Our inspections and evaluations may include a "mystery shopper" or other evaluation program from time to time throughout the term of this Agreement, and you must at your expense comply with the terms and conditions of any evaluation program that we periodically specify.

H. Period of Operation. Subject to any contrary requirements of local law and the force majeure provisions in Section 15.I, your Restaurant must be opened to the public and operated with the full authorized menu for at least the hours each day, and the days of the year, that we periodically specify.

I. Standards and Operating Procedures. You must adopt and use at all times in operating the Restaurant the required standards, procedures, techniques and management systems described in our manuals and other written materials, as we may periodically modify them. Any required standards, procedures, techniques and management systems exist to protect our interests in the System and the Trademarks and not for the purpose of establishing for us any control or duty to take control over those matters that are reserved to you. The manuals and other written materials also may include recommendations or guidelines to meet required standards, and you may follow those recommendations or guidelines or some other suitable alternative, provided that you meet and comply with the required standards, procedures, techniques and management systems. We may revise the manuals and these standards, procedures, techniques and management systems periodically to meet changing conditions of developing and operating BWW-GO Restaurants.

We agree to provide you a copy of the manuals (as we periodically modify them) during the term of this Agreement. You acknowledge and agree that the manuals and other system communications may only be available on the internet or other online or computer communications. The manuals at all times are our sole property. You must at all times treat the manuals, and the information they contain, as secret and confidential, and must use all reasonable efforts to maintain such information as secret and confidential. We may from time to time revise the contents of the manuals and you expressly agree to comply with each new or changed requirement. You must at all times ensure that your copy of the manuals are kept current and up to date, and in the event of any dispute as to the contents of the manuals, the terms of the master copy of the manuals that we maintain are controlling.

J. Confidential Information. You agree that you, your Restricted Persons, the Unit General Manager, each of your employees and agents, and any other individual or entity related to or controlled by you, may not, during the term of this Agreement or thereafter, disclose, copy, reproduce, sell or use in any other business or in any manner not specifically authorized or approved in advance in writing by us, any Confidential Information. "Confidential Information" means the whole or any portion of (i) any know-how, knowledge, methods, standards, specifications, processes, procedures and/or improvements regarding the development or operation of a BWW-GO Restaurant that is valuable and secret in the sense that it is not generally known to our competitors; (ii) any proprietary information contained in the manuals or otherwise communicated to you in writing, verbally or through the internet or other online or computer communications, and any other knowledge or know-how concerning the methods of operation of the Restaurant, including the proprietary ingredients, sauces and mixes, secret formulas and recipes, methods, procedures, suggested pricing, specifications, processes, materials, techniques and other data; (iii) the names, contact information, ordering history and other personal information (excluding credit card data and other account data that you collect through the Restaurant's POS system) of or relating to the Restaurant's customers or prospective customers (collectively, "Customer Data"); and (iv) any other information that we reasonably designate from time to time as confidential or proprietary. Confidential Information may not be used for any purpose other than operating the Restaurant. We may require that you obtain nondisclosure and confidentiality agreements in a form satisfactory to us from any persons associated with you who have access to any Confidential Information. You must provide executed copies of these agreements to us upon our request.

K. Catering and Delivery Services. You must engage in catering and delivery from your Restaurant according to the standards and specifications that we periodically specify. At our option, you must use only the vendors and programs that we periodically specify or approve. You may not establish another outlet or property (other than the Authorized Location) for use in connection with catering or delivery service and may not provide catering or delivery service to customers at Non-Traditional Locations without our prior written consent.

At our option, we may determine, and thereafter may periodically modify, the geographic area within which you will provide catering or delivery service, but you shall not receive any exclusive, protected or other territorial rights with respect to catering

services or deliveries in that geographic area. You must ensure that the Restaurant's customers receive at all times high quality food and beverage products prepared and maintained in accordance with our standards and specifications. You must maintain (or ensure that a third party service provider maintains) the condition and appearance of, and performs maintenance with respect to, vehicles, serveware and equipment used in connection with the provision of catering and delivery services in accordance with our standards and specifications. If you or your affiliate (subject to our approval) provides catering or delivery services directly, you must ensure that all catering and delivery drivers strictly comply with all applicable laws and maintain adequate motor vehicle liability insurance in the amounts that we periodically specify.

If you fail to comply with any provision of this Agreement, including any standard or specification pertaining to catering or delivery service, then in addition to any other rights and remedies that we might have (including the right to terminate this Agreement pursuant to Section 13, if applicable), we may temporarily suspend or permanently terminate your right to provide catering and/or delivery service or temporarily or permanently restrict the geographic area within which you may provide catering or delivery service. Any delivery fees and other revenue from catering or delivery services must be included in Gross Sales.

L. Compliance with Law; Licenses and Permits. As between us and you, you are solely responsible for the safety and well-being of your employees and customers of the Restaurant. Accordingly, you must at all times maintain your premises and conduct your Restaurant operations in compliance with all applicable laws, regulations, codes and ordinances, including laws pertaining to the privacy of consumer, employee and transactional information. You must secure and maintain in force all required licenses, permits and certificates relating to your Restaurant. You must immediately notify us in writing of any claim, litigation or proceeding that arises from or affects the operation or financial condition of your business or Restaurant, including any notices of health code violations or other violations of applicable law.

M. Participation in Internet Websites or Other Online Communications. You must, at your expense, participate in the website on the internet, our intranet system and any other online communications as we may periodically require for the BWW-GO Restaurant network, which (at our sole option) may be combined with the website, intranet system or other online communications for the Buffalo Wild Wings® sports bar network and/or any other concept. We have the right to determine the content and use of our website, intranet system or other form of online communications and will periodically establish the rules under which franchisees may or must participate. You may not separately register any domain name containing any of the Trademarks nor participate in any other website or other form of online communications that markets, offers or sells goods and services for the Restaurant without our approval. You may not use or reference any of the Trademarks in any online communication or website (including all current and future Social Media (defined in Section 8.E) platforms) without our prior approval. We retain all rights relating to our website and intranet system, including all rights to the information and data that you and other visitors provide, and may alter or terminate our website or intranet system. Your general conduct on our website and intranet system or

other online communications and specifically your use of the Trademarks or any advertising is subject to the provisions of this Agreement. You acknowledge that certain information related to your participation in our website or intranet system may be considered Confidential Information, including access codes and identification codes. Your right to participate in our website and intranet system, or otherwise use the Trademarks on the internet or other online communications, will terminate when this Agreement expires or terminates.

N. System Modifications. You acknowledge and agree that we have the right to modify, add to or rescind any requirement, standard or specification that we prescribe under this Agreement from time to time to adapt the System to changing conditions, competitive circumstances, business strategies, business practices and technological innovations and other changes as we deem appropriate. You must comply with these modifications, additions or rescissions at your expense, within the time period that we reasonably specify.

O. Pricing Policies. You must comply with the maximum, minimum or other pricing policies and requirements that we periodically specify for Menu Items and other products and services that the Restaurant offers and sells, including promotions, special offers and discounts in which some or all BWW-GO Restaurants participate, in each case to the maximum extent the law allows.

P. Innovations. All ideas, concepts, techniques or materials relating to a BWW-GO Restaurant business, whether or not constituting protectable intellectual property, and whether created by or on behalf of you or your Owners, will be promptly disclosed to us, deemed to be our sole and exclusive property and part of the System, and deemed to be works made for hire for us. You may not use any such ideas, concepts, techniques or materials in operating the Restaurant without our prior approval. You agree to (and agree to cause each of your Owners to) sign whatever assignment or other documents we may request from time to time to evidence our ownership or to assist us in securing intellectual property rights in such ideas, concepts, techniques or materials.

Q. Credit Cards and Other Methods of Payment. During the term of this Agreement, you must maintain credit card relationships with the credit and debit card issuers or sponsors, check or credit verification services, financial center services, and electronic funds transfer systems that we periodically designate, and you may not use any such services or providers that we have not approved in writing or for which we have revoked our approval. We may periodically modify our requirements and designate additional approved or required methods of payment and vendors for processing such payments, and may revoke our approval of any method and/or service provider. You must comply with the Payment Card Industry Data Security Standards ("PCI DSS") as they may be revised and modified by the Payment Card Industry Security Standards Council, or any successor or replacement organization we may specify, and the Fair and Accurate Credit Transactions Act ("FACTA") and other applicable laws with respect to your use, handling and storage of personally identifiable information, credit card data and other data. You also must upgrade periodically your Computer System and related software, at your expense, to maintain compliance with PCI DSS, FACTA, and all related laws and

regulations. You must notify us immediately if you are notified of or otherwise become aware of unauthorized access to one or more of your information technology systems or devices (including a credit card breach) related to the Restaurant or your business, and must cooperate with us and applicable authorities fully with respect to any related investigation. Further, you must cooperate with us fully with respect to media statements (if any) and other items related to managing any such incident from a Trademark and System protection standpoint.

PERSONNEL AND SUPERVISION STANDARDS

7. The following provisions and conditions control with respect to training, supervision and operations of the Restaurant employees and other personnel:

A. Supervision. You must have a Control Person and a Unit General Manager that meet our standards and qualifications at all times during the term of this Agreement. Your Control Person and Unit General Manager must attend and successfully complete all required training. You must appoint the Unit General Manager at least sixty (60) days before the Restaurant first opens for business and ensure that the Unit General Manager is fully trained to our satisfaction at least thirty (30) days before the Restaurant first opens for business. Should your Control Person or Unit General Manager fail to successfully complete our training requirements, we have the right to require that you appoint a new Control Person or Unit General Manager who meets our standards and qualifications within thirty (30) days. That new Control Person or Unit General Manager must attend and successfully complete our training requirements immediately after being appointed by you. Your Control Person also must be readily and continuously available to us. In addition to the Control Person and your Unit General Manager, your Restaurant must have three (3) shift supervisors at all times during the term of this Agreement.

B. Initial Training. You must, at your expense, comply with all of the training requirements we periodically prescribe for the Restaurant. The Control Person and the Unit General Manager must attend and complete the initial training program we specify to our satisfaction before you open the Restaurant for business. If the Restaurant is the first or second BWW-GO Restaurant that you or your affiliates operate, we will provide the initial training program to your Control Person and Unit General Manager without any training fee, but you must pay our then current training fee for each additional person who attends our initial training program. If the Restaurant is the third or subsequent BWW-GO Restaurant that you or your affiliates operate, then you (or your affiliate) must provide the initial training program at your (or its) NCTR (defined below) according to our standards and requirements. If the Restaurant is the third or subsequent BWW-GO Restaurant that your or your affiliates operate and you or your affiliate does not then have an NCTR, or if we otherwise provide the initial training program for any Restaurant personnel, then you must pay our then current training fee for each person. You also must pay all of your and your personnel's travel, living and other expenses and compensation incurred in attending any training programs.

All replacement Unit General Managers at the Restaurant must complete the training we specify to our satisfaction and must begin training within four (4) weeks after

the time of hire. You must pay our then current training fee if we provide that training. Our training requirements and programs may vary depending on our assessment of the experience of the trainee or other factors specific to the Restaurant. If we provide you notice of default under Section 13.A or B and the default relates, in whole or in part, to your failure to meet any operational standards, then without limiting our other rights and remedies, we may require as a condition of curing the default that you, the Control Person, the Unit General Manager and/or shift supervisors, at your expense, comply with the additional training requirements we prescribe. Any new Control Person must comply with our training requirements. Under no circumstances may you permit management of the Restaurant's operations by a person who has not successfully completed to our reasonable satisfaction all applicable training we require.

C. Ongoing Training. We may require the Control Person, the Unit General Manager, shift supervisors and other key employees of the Restaurant to attend, at your expense, ongoing training at our training facility, the Authorized Location or any other location we periodically designate. In addition, you must participate in the manner we periodically specify in all in-Restaurant training programs that we implement from time to time, including by acquiring electronic devices (such as computers, laptops or tablets) and other equipment and subscriptions or licenses for learning platforms. You agree to pay our then current training fees and all of your and your personnel's travel, living and other expenses and compensation incurred in connection with any ongoing training programs.

D. National Certified Training Restaurant. On or before the opening date for the third BWW-GO Restaurant that you (or your affiliates) operate, you agree to complete (or to cause your affiliate to complete) to our satisfaction the necessary brand standards training, attain the minimum benchmarks, and complete the other tasks that we then specify in order for us to designate one of your (or your affiliate's) BWW-GO Restaurants as a "National Certified Training Restaurant" or "NCTR" and that Restaurant's Unit General Manager as the "Training General Manager." Once you or your affiliate have attained these certifications, if the NCTR loses that certification or otherwise fails to meet our minimum benchmarks to retain that certification, or if the Training General Manager's employment at the NCTR ends or the Training General Manager otherwise loses that certification, then within sixty (60) days thereafter, you agree to complete (or to cause your affiliate to complete) the tasks necessary for us to once again have one of your or your affiliate's BWW-GO Restaurants designated as a NCTR and for that Restaurant's Unit General Manager to be designated as the Training General Manager. We may permit and/or require that certain initial and ongoing training provided under this Agreement be conducted at your (or your affiliate's) NCTR, under the direction and supervision of the Training General Manager, and according to our standards and requirements.

E. Staffing. You must employ a sufficient number of competent and trained employees at the Restaurant to ensure efficient service to your customers. You must require all your employees to work in clean uniforms approved by us.

F. Attendance at Meetings. The Control Person or another representative of the Restaurant whom we approve must attend, at your expense, all annual franchise conferences we may hold or sponsor and all meetings relating to new products or product

preparation procedures, new operational procedures or programs, training, restaurant management, sales or sales promotion, or similar topics that we periodically specify. We reserve the right to require that you and/or your Control Person and other Restaurant personnel attend any additional meetings and training programs that we periodically deem appropriate.

G. Responsibility for Employees. You acknowledge that you are an independent business and responsible for control and management of your Restaurant, including the hiring, discipline and discharging of your employees, paying wages and benefits of your employees, and determining the terms and conditions of employment for your employees. You acknowledge that we have no power, responsibility or liability in respect to these or other employment-related matters, as the sole power, responsibility and liability for such matters rest exclusively with you. You further acknowledge that no employee of yours will be deemed to be an employee of ours for any purpose whatsoever, and nothing in any aspect of the System or Trademarks in any way shifts any employee or employment-related responsibility from you to us. Any materials, guidance or assistance that we provide with respect to the terms and conditions of employment for your employees, employee hiring, discipline and discharging, and similar employment-related policies or procedures, whether in the manuals or otherwise, are solely for your optional use. Those materials, guidance and assistance do not form part of the mandatory standards or System. You will determine to what extent, if any, these materials, guidance or assistance should apply to the Restaurant's employees.

ADVERTISING

8. You agree to actively promote your Restaurant, to abide by all of our advertising requirements and to comply with the following provisions:

A. Brand Fund. We may implement, and thereafter will administer and control, a marketing and brand fund (the "Brand Fund") for the advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials for all or a group of BWW-GO Restaurants that we periodically deem appropriate. You agree to pay us, via electronic funds transfer or another payment method we specify and together with each payment of the Royalty Fee (defined in Section 9.B), a contribution to the Brand Fund in an amount that we periodically specify, subject to the Marketing Spending Requirement (defined in Section 8.D). We and our affiliates will contribute to the Brand Fund on behalf of the BWW-GO Restaurants that we or they own (except for BWW-GO Restaurants at Non-Traditional Locations) at the same rate as similarly-situated franchised BWW-GO Restaurants in the same local marketing area. You acknowledge that BWW-GO Restaurants may contribute to the Brand Fund at different rates based on factors that we deem relevant in our sole judgment.

We have the right to designate and direct all programs that the Brand Fund finances, with sole control over the creative and business concepts, materials and endorsements used and their geographic, market and media placement and allocation. The Brand Fund may pay for preparing, producing and placing video, audio and written materials, electronic media and Social Media; developing, maintaining and administering technologies that

promote or support BWW-GO Restaurants or their operations, including one or more websites, mobile applications, e-commerce and other online sales programs, customer incentive and retention programs, and other technologies used to reach customers or potential customers or to facilitate sales or delivery to customers; any marketing or other research and development, including product and food research, development and training materials related to accurately promoting or producing food and other products, menus and menu designs, sponsorships, marketing meetings and sales incentives; administering national, regional, multi-regional and local marketing, advertising, promotional and customer relationship management programs, including purchasing trade journal, Internet and other media advertising and using advertising, promotion and marketing agencies and other advisors to provide assistance; and supporting public and customer relations, market research, and other advertising, promotion, marketing and brand-related activities. The Brand Fund also may reimburse BWW-GO Restaurant operators (including us and our affiliates) for expenditures consistent with the Brand Fund's purposes that we periodically specify. We also may implement programs that could be financed by the Brand Fund, but choose to have them financed through other means, such as direct payments by you and other participating BWW-GO Restaurant operators.

We will account for the Brand Fund separately from our other funds and not use the Brand Fund to pay any of our general operating expenses, except to compensate us and our affiliates for the reasonable salaries, administrative costs, travel expenses, overhead and other costs we and they incur in connection with activities performed for the Brand Fund and its programs, including conducting market research, preparing advertising and marketing materials, maintaining and administering the BWW-GO Restaurant website and/or Social Media, developing technologies to be used by the Brand Fund or its programs, collecting and accounting for Brand Fund contributions, and paying taxes on contributions. The Brand Fund is not a trust, and we do not owe you fiduciary obligations because of our maintaining, directing or administering the Brand Fund or any other reason. The Brand Fund may spend in any fiscal year more or less than the total Brand Fund contributions in that year, borrow from us or others (paying reasonable interest) to cover deficits, or invest any surplus for future use. We will use all interest earned on Brand Fund contributions to pay costs before using the Brand Fund's other assets. We will prepare an annual, unaudited statement of Brand Fund collections and expenses and give you the statement upon written request. We may have the Brand Fund audited periodically at the Brand Fund's expense by an independent accountant we select. We may incorporate the Brand Fund or operate it through a separate entity whenever we deem appropriate. The successor entity will have all of the rights and duties specified in this Section 8.A.

We intend the Brand Fund to maximize recognition of the Trademarks and patronage of BWW-GO Restaurants. Although we will try to use the Brand Fund to develop and/or implement advertising and marketing materials and programs and for other uses (consistent with this Section 8.A) that will benefit all or certain contributing BWW-GO Restaurants, we need not ensure that Brand Fund expenditures in or affecting any geographic area are proportionate or equivalent to the Brand Fund contributions from BWW-GO Restaurants operating in that geographic area, or that any BWW-GO Restaurant benefits directly or in proportion to the Brand Fund contributions that it makes. We have the right, but no obligation, to use collection agents and institute legal proceedings at the

Brand Fund's expense to collect Brand Fund contributions. We also may forgive, waive, settle and compromise all claims by or against the Brand Fund. Except as expressly provided in this Section 8.A, we assume no direct or indirect liability or obligation to you for maintaining, directing or administering the Brand Fund.

You acknowledge that BWW-GO Restaurants currently are marketed to the public as part of the combined network of locations under the Buffalo Wild Wings® brand, together with Buffalo Wild Wings® sports bars, and that certain advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials that are designed to benefit either the BWW-GO Restaurant network or the Buffalo Wild Wings® sports bar network can also serve to benefit (directly or indirectly) the other network and promote the Buffalo Wild Wings® brand and the Trademarks (the "Combined Brand Programs"). You also acknowledge that we currently maintain a separate advertising, marketing and promotion fund to which Buffalo Wild Wings® sports bar owners (including us and our affiliates) contribute (the "Sports Bar Fund"). The Sports Bar Fund may pay for some Combined Brand Programs that could (with or without modification) be used by or to benefit BWW-GO Restaurants, and the Brand Fund may pay for some Combined Brand Programs that could (with or without modification) be used by or to benefit Buffalo Wild Wings® sports bars. You agree that we may allocate costs for Combined Brand Programs between the Sports Bar Fund and Brand Fund, or between some or all Buffalo Wild Wings® sports bar operators and some or all BWW-GO Restaurant operators, on any reasonable basis that we determine in good faith and may periodically change the allocation methods. You agree that our allocation of such costs and expenditures is final. We also may, at our option, merge or otherwise combine (and, once combined, separate) the Sports Bar Fund and the Brand Fund and their operations as we deem appropriate.

We may at any time defer or reduce a BWW-GO Restaurant operator's contributions to the Brand Fund and, upon at least thirty (30) days' written notice to you, reduce or suspend Brand Fund contributions and/or operations for one or more periods of any length and terminate (and, if terminated, reinstate) the Brand Fund. If we terminate the Brand Fund, we will (at our option) either spend the remaining Brand Fund assets in accordance with this Section 8.A or distribute the unspent assets to BWW-GO Restaurant operators (including us and our affiliates, if applicable) then contributing to the Brand Fund in proportion to their contributions during the preceding twelve (12)-month period.

B. <u>Local Marketing</u>. You agree at your expense to participate in the manner we periodically specify in all advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs that we periodically designate for the Restaurant. You must ensure that all of your advertising, marketing, promotional, customer relationship management, public relations and other brand-related programs and materials that you or your agents or representatives develop or implement relating to the Restaurant (collectively, "Local Marketing") is completely clear, factual and not misleading, complies with all applicable laws and regulations, and conforms to the highest ethical standards and the advertising and marketing policies that we periodically specify. Before using them, you must send to us for our approval descriptions and samples of all proposed Local Marketing that we have not prepared or previously approved within

the preceding six (6) months. If you do not receive written notice of approval from us within five (5) business days after we receive the materials, they are deemed disapproved. You may not conduct or use any Local Marketing that we have not approved or have disapproved. At our option, you must contract with one or more suppliers that we designate or approve to develop and/or implement Local Marketing. We assume no liability to you or any other party due to our specifying any programs or materials or our approval or disapproval of any Local Marketing.

You must issue, use and honor in the manner we periodically specify only the gift and stored value cards, checks and similar items that we periodically designate and otherwise participate in other promotions, including any customer loyalty programs and promotions and procedures for resolving customer complaints, that we periodically specify. You must obtain all gift and stored value cards, checks and similar items only from an approved supplier. We have developed a gift card program and require that you sign the Affiliated Seller Agreement attached as Appendix E. At the time of termination or expiration, or the transfer of your rights under this Agreement, you must pay all amounts owed by you under the Affiliated Seller Agreement and other similar programs.

C. Required Local Marketing Expenditures. You agree to spend the amount we periodically specify on approved Local Marketing for the Restaurant, subject to the Marketing Spending Requirement (the "Required Local Marketing Spend"). Upon our request, you must provide us with itemization and proof of marketing and an accounting of the amounts that you have spent for approved Local Marketing. We may require you periodically to prepare and submit to us for our approval a proposed Local Marketing plan that contemplates spending at least the Required Local Marketing Spend, and if we do you must implement the plan in the form that we approved it. We also may, at our option, require you to deposit the Required Local Marketing Spend with us in advance, on a schedule we periodically determine, and if we do you must follow our requirements to evidence your payment of approved Local Marketing expenditures and obtain reimbursement of those expenditures from the amounts you deposited with us.

D. Advertising Cooperatives and Local Marketing Groups. We have the right to designate local advertising markets and if designated, you must participate in and contribute to the cooperative or local marketing group responsible for coordinating advertising, marketing and promotional programs in your designated local advertising market (the "Cooperative"). If established, you must contribute the amount we periodically specify to the Cooperative, subject to the Marketing Spending Requirement. If, however, the Cooperative votes to require contributions that would (together with the Brand Fund contributions and required Local Marketing expenditures) exceed the Marketing Spending Requirement, you must contribute such amount. Each BWW-GO Restaurant, including those we or our affiliate operates (except at Non-Traditional Locations), within a designated local advertising market is a member of the Cooperative and each restaurant has one vote on all matters requiring a vote. Each Cooperative will be required to adopt bylaws or other governing documents that meet our approval, and you agree to comply with the terms of those governing documents. We reserve the right to administer, or allow our affiliate to administer, the Cooperative's funds and require payment from its members via electronic funds transfer to spend on behalf of the Cooperative and its members.

Otherwise each Cooperative's members are responsible for its administration. You or the Cooperative must pay our then current charges for any accounting, bookkeeping, administrative and other services we or our affiliate provides. At our option, each Cooperative must engage the services of a professional advertising agency or media buyer that we approve and has expertise in the industry and in the particular market. Further, you must obtain our written approval of all Cooperative advertising, marketing and promotional materials, creative execution, media schedules and programs prior to their implementation. Each Cooperative will be required to prepare annual financial statements, which must be made available to all members of the Cooperative and to us upon request. Also, each Cooperative must submit to us its meeting minutes upon our request. We have the right to require Cooperatives to be formed, changed, dissolved or merged.

E. Marketing Spending Requirement. The "Marketing Spending Requirement" is the maximum amount that we can require you to spend on Brand Fund contributions, Cooperative contributions (subject to Section 8.D), and approved Local Marketing for the Restaurant during each calendar quarter, and is an amount equal to six percent (6%) of the Restaurant's Gross Sales during that calendar quarter. Although we may not require you to spend more than the Marketing Spending Requirement on Brand Fund contributions, Cooperative contributions and approved Local Marketing for the Restaurant during any calendar quarter, you may choose to do so and the Cooperative may vote to increase contributions pursuant to Section 8.D. We may periodically review your books and records and require you to submit reports to determine your Cooperative contributions and Local Marketing expenses. If you fail to spend (or prove that you spent) the Marketing Spending Requirement in any quarter, then we may, in addition to and without limiting our other rights and remedies, require you to pay us the shortfall as an additional Brand Fund contribution or to pay us the shortfall for us to spend on Local Marketing for the Restaurant.

F. Social Media. You agree to comply with our policies and requirements (as we periodically modify them) concerning blogs, common social networks like Facebook, professional networks like Linked-In, live-blogging tools like Twitter, virtual worlds, file, audio and video sharing sites like Pinterest and Instagram, and other similar social networking or media sites or tools (collectively, "Social Media") that in any way reference the Trademarks or involve the Restaurant. You acknowledge that these policies may involve prohibitions on your or your representatives' use of Social Media in connection with the Trademarks or the Restaurant.

G. New Restaurant Opening Promotion. You must conduct certain advertising, marketing and public relations activities in connection with the opening of your Restaurant. We require you to spend, in addition to the required expenditures described above, Fifteen Thousand Dollars ($15,000) for such opening activities, which must be spent some time during the period beginning forty-five (45) days before and ending sixty (60) days after the opening of your Restaurant, unless otherwise approved by us. In addition, you must perform opening advertising and promotions as required by this Subsection 8.G every time that you relocate the Restaurant or reopen the Restaurant after having it closed for thirty (30) days or more. Upon our request, you must provide to us

proof of these expenditures. We have the right, but not the obligation, to collect and administer these funds on your behalf.

FEES, REPORTING AND AUDIT RIGHTS

9. You must pay the fees described below and comply with the following provisions:

A. Initial Franchise Fee. You must pay to us a nonrefundable "Initial Franchise Fee" identified on the Principal Terms Appendix. The Initial Franchise Fee is payable in full on the date you sign this Agreement, is earned upon receipt and is in consideration for our expenses incurred and services rendered in granting you the franchise rights.

B. Royalty Fee. During the term of this Agreement, you must pay to us a weekly "Royalty Fee" in an amount identified on the Principal Terms Appendix.

C. Technology Fees. Upon notice from us you agree to pay us, on a schedule that we periodically specify, a technology fee ("Technology Fee") in the amount we periodically specify, but not to exceed one-half percent (0.5%) of the Restaurant's Gross Sales. We may establish and periodically modify the Technology Fee in our reasonable judgment based on the technology-related products and services that we provide to you and other similarly situated BWW-GO Restaurant operators. However, nothing in this Section 9.C limits our rights or your obligations relating to your acquisition of technology-related products and services directly from our affiliates or other approved vendors and suppliers.

D. Computations and Remittances. You must submit Gross Sales reports to us daily via our electronic data interface or using any other means as we periodically specify. You must verify all amounts due and owing at the end of each week's operation and pay us the amounts owed on the schedule we periodically specify, accompanied by any reports we may require. We reserve the right to change the reporting day of the week for any or all amounts. We also may periodically change the mechanism for your payments under this Agreement. You must certify the computation of the amounts in the manner and form we specify, and you must supply to us any supporting or supplementary materials as we reasonably require to verify the accuracy of remittances. You may not offset any amounts that we or our affiliates owe or might owe you against any amounts you owe us or our affiliates, which amounts you must pay when due. We have the right to apply or cause to be applied against amounts due to us or any of our affiliates any amounts that we or our affiliates may hold from time to time on your behalf or that we or our affiliates owe to you. Further, if you are delinquent in the payment of any amounts owed to us, we have the right to require you to prepay estimated Royalty Fees and Brand Fund contributions.

E. Electronic Transfer of Funds. You must sign an electronic transfer of funds authorization that we periodically specify to authorize and direct your bank or financial institution to transfer electronically, on a weekly basis or other frequency that we periodically determine, directly to our or our affiliate's account and to charge to your account all amounts due to us or our affiliates. You must maintain a balance in your account sufficient to allow us and our affiliates to collect the amounts owed when due.

You are responsible for any penalties, fines or other similar expenses associated with the transfer of funds described in this Section 9.E.

F. Interest Charges; Late Fees. Any and all amounts that you owe to us or to our affiliates will bear interest at the rate of eighteen percent (18%) per annum or the maximum contract rate of interest permitted by governing law, whichever is less, from and after the date of accrual. In addition to interest charges on late Royalty Fee and Brand Fund contribution payments, you must pay to us a service charge of One Hundred Fifty Dollars ($150) for each delinquent report or payment that you owe to us under this Agreement. A payment is delinquent if we do not receive the payment on or before the date due or if there are insufficient funds in your bank account to collect the total payment by a transfer of funds on or after the date due. The service charge is not interest or a penalty, it is only to compensate us for increased administrative and management costs due to late payment.

G. Financial Planning and Reports. You must record daily all sales on the Restaurant's point-of-sale system in the manner that we periodically specify. You must keep books and records and submit financial and other operational reports to us as we periodically require. You must compile, keep and submit to us the books, records and reports on the forms and using the methods of bookkeeping and accounting as we periodically may prescribe. You must provide this information to us according to reporting formats, methodologies and time schedules that we establish from time to time. You also must preserve and retain these books, records and reports for not less than thirty-six (36) months. You must allow us electronic and manual access to any and all records relating to your Restaurant that we periodically specify, other than employment-related records. You also must, at your expense, submit to us within ninety (90) days after the end of each fiscal year a detailed balance sheet, profit and loss statement and statement of cash flows for such fiscal year, prepared on an accrual basis including all adjustments necessary for fair presentation of the financial statements, including a supplemental schedule of revenue and expenses prepared in the format we may periodically prescribe. We may require that the annual financial statements be reviewed or audited by a certified public accountant. You must certify all reports to be true and correct.

H. Audit. We or our authorized representative have the right at all times during the business day to enter the premises where your books and records relative to the Restaurant are kept and to evaluate, copy and audit such books and records. We also have the right to request information from your suppliers and vendors. If any evaluation or audit reveals any understatement of your Gross Sales, Royalty Fees or Brand Fund contributions in any month by an individual or combined total of one and one-quarter percent (1.25%) or more from data reported to us, then, in addition to any other rights we may have (including collection of amounts owed with respect to any understatement), you must reimburse us for all audit costs, including related professional fees, travel, and room and board expenses. Furthermore, we may conduct additional periodic audits and/or evaluations of your books and records, at your sole expense, as we reasonably deem necessary for up to three (3) years thereafter. To verify the information you supply, we have the right to reconstruct your sales through the inventory extension method or any other reasonable method of analyzing and reconstructing sales. You agree to accept any

such reconstruction of sales unless you provide evidence in a form satisfactory to us of your sales within a period of fourteen (14) days from the date of notice of understatement or variance. You must fully cooperate with us or our representative in performing these activities and reimburse us for any expenses we incur from your lack of cooperation.

YOUR OTHER OBLIGATIONS; NONCOMPETE COVENANTS

10. You agree to comply with the following terms and conditions:

A. Payment of Debts. You agree to pay promptly when due all payments, obligations, indebtedness, assessments and taxes due and payable to us and our affiliates, lenders, vendors, suppliers, lessors, federal, state or local governments, or creditors in connection with your business. In the event you default in making any such payment, we are authorized, but not required, to pay the same on your behalf and you agree promptly to reimburse us on demand for any such payment.

B. Indemnification. You hereby waive all claims against us for damages to property or injuries to persons arising out of the operation of your Restaurant. You must fully protect, indemnify, defend, reimburse and hold harmless us and our affiliates, and our and their respective owners, directors, officers, employees, agents, representatives, successors and assigns (collectively, the "BWW Indemnified Parties") from and against any and all claims, demands, damages, expenses and liabilities of any nature whatsoever (including attorneys' fees) arising in any manner, directly or indirectly, out of or in connection with or incidental to (1) the development or operation of your Restaurant, including any allegation that we or any of our affiliates is a joint employer or otherwise responsible for any of your acts or omissions relating to your employees or customers, and regardless of cause or any allegation of concurrent or contributing fault or negligence of us or our affiliates; or (2) your breach or failure to comply with the terms and conditions of this Agreement. We also reserve the right to select our own legal counsel to represent our interests, and you must reimburse us for all our costs and all attorneys' fees immediately upon our request as they are incurred. At our option, we may (at your expense) defend and control the defense of any actual or threatened claim or proceeding that (i) arises from or relates to the validity of any of the Trademarks or your authorized or alleged unauthorized use of any of the Trademarks; (ii) involves any alleged unauthorized access of any Customer Data or any credit card data, personally identifiable information or other data; (iii) is a class action or other proceeding involving both the Restaurant and any other BWW-GO Restaurant; or (iv) if decided adversely, would reasonably be expected to have an adverse effect on us, our affiliates, the goodwill associated with the Trademarks, or the BWW-GO Restaurant network.

We hereby waive all claims against you for damages to property or injuries to persons arising out of the operation of our company- or affiliate-owned BWW-GO Restaurants. We must reimburse you and your affiliates for any and all damages, expenses and liabilities (including attorneys' fees) to the extent they are determined in a final, unappealable ruling issued by a court or arbitrator of competent jurisdiction to be caused solely by our or another BWW Indemnified Party's breach of this Agreement, gross negligence or willful misconduct, so long as the claim to which those damages, expenses

and liabilities relate is not asserted on the basis of theories of vicarious liability (including agency and joint employer) or our failure to compel your compliance with this Agreement.

C. Insurance. You must purchase and maintain in full force and effect, at your expense and from a company we accept, insurance that insures both you and us, our affiliates and any other persons we designate by name. The insurance policy or policies shall be written in accordance with the standards and specifications (including minimum coverage amounts, types of coverage and exclusions) that we set forth in writing from time to time. In addition, the required liability insurance must (i) name Buffalo Wild Wings, Inc., Buffalo Wild Wings International, Inc., Inspire Brands, Inc., and their affiliates (collectively, "Inspire Brands Entities") as additional insureds; (ii) provide severability of interests and/or separation of insureds coverage; and (iii) be primary and non-contributory with any insurance policy carried by any of the BWW Inspire Brands Entities.

You must deliver to us or our designee at commencement and thereafter annually or at our or our designee's request a proper certificate evidencing the existence of such insurance coverage and your compliance with the provisions of this Subsection. The insurance certificate must show compliance with all required insurance specifications. We also may request copies of all policies and/or loss data. We may from time to time modify the required minimum limits and require additional or different insurance coverage, by providing written notice to you, as conditions require, including to reflect changes in relevant circumstances, industry standards, experiences in the BWW-GO Restaurant network, standards of liability and higher damage awards. If you do not procure and maintain the insurance coverage required by this Agreement, we have the right, but not the obligation, to procure insurance coverage for you on your behalf and to charge the costs to you, together with a reasonable fee for the expenses we incur in doing so. You must pay these amounts to us immediately upon written notice.

D. Noncompete Covenants. You agree that you and the Restricted Persons will receive valuable training and Confidential Information that you and they otherwise would not receive or have access to but for the rights licensed to you under this Agreement. You therefore agree to the following noncompetition covenants on behalf of yourself and the other Restricted Persons, and we may require you to obtain from your Restricted Persons a signed non-compete agreement in a form satisfactory to us that contains the non-compete provisions of this Subsection 10.D, in each case to the extent not prohibited by applicable law:

1. During the term of this Agreement, neither you nor any of the other Restricted Persons may, either directly or indirectly, for yourself or themselves or through, on behalf of, or in conjunction with any person or entity, own any interest in, manage, operate, maintain, engage in, perform services for, consult with or have any other interest in any Competitive Business, wherever located or operating.

2. For a period of two (2) years after the expiration or termination of this Agreement, regardless of the cause of termination, neither you nor any of the other Restricted Persons may, either directly or indirectly, for yourself or

themselves or through, on behalf of, or in conjunction with any person or entity, own any interest in, manage, operate, maintain, engage in, perform services for, consult with or have any other interest in a Competitive Business that is located or operating:

a. at the Authorized Location;

b. within a five (5)-mile radius of the Authorized Location; or

c. within a five (5)-mile radius of the location of any other BWW-GO Restaurant that is open, operating or under development as of the date of expiration or termination or transfer.

3. You agree that the length of time in Subsection (2) will be tolled for any period during which you or any of the Restricted Persons is in breach of any of these covenants or any other period during which we seek to enforce this Agreement. The parties agree that each of the foregoing covenants will be construed as independent of any other covenant or provision of this Agreement.

TRANSFER OF FRANCHISE

11. You agree that the following provisions govern any transfer or proposed transfer:

A. Transfers Defined. We have entered into this Agreement with specific reliance upon your (and your Owners') financial qualifications, experience, skills and managerial qualifications as being essential to the satisfactory operation of the Restaurant. Consequently, neither your interest in this Agreement nor in the Restaurant or any of its assets, nor any direct or indirect ownership or other equity interests in you, may be transferred or assigned to or assumed by any other person or entity (the "assignee"), in whole or in part, unless you have first complied with all applicable provisions of this Section 11. A transfer of the ownership, possession or control of the Restaurant or its assets may be made only with a transfer of this Agreement. Any transfer without our consent is a breach of this Agreement and has no effect. In this Agreement, "transfer" (whether or not capitalized) includes any voluntary, involuntary, direct or indirect assignment, sale, gift or other disposition and includes the following events, whether they impact you (or your Owners) directly or indirectly:

1. transfer of record or beneficial ownership of any ownership or other equity interest or the right to receive all or a portion of your profits or losses or any capital appreciation relating to you or the Restaurant (whether directly or indirectly);

2. a merger, consolidation or exchange of ownership or other equity interests, or issuance of additional ownership or other equity interests or securities representing or potentially representing ownership or other equity interests, or a redemption of ownership or other equity interests;

3. any sale or exchange of voting interests or securities convertible to voting interests, or any management agreement or other arrangement granting the right to exercise or control the exercise of the voting rights of any Owner or to control your or the Restaurant's operations or affairs;

4. transfer of a direct or indirect ownership or other interest in you, this Agreement, the Restaurant or its assets in a divorce, insolvency or entity dissolution proceeding, or otherwise by operation of law;

5. if you or one of your Owners dies, transfer of a direct or indirect ownership or other interest in you, this Agreement, the Restaurant or its assets by will, declaration of or transfer in trust, or under the laws of intestate succession; or

6. the grant of a mortgage, charge, pledge, collateral assignment, lien or security interest in any ownership or other interest in you, this Agreement, the Restaurant or its assets; foreclosure upon or attachment or seizure of the Restaurant or any of its assets; or your transfer, surrender or loss of the possession, control or management of all or any material portion of the Restaurant (or its operation) or you.

In this Agreement, "Control Transfer" means (i) any transfer of this Agreement or any interest in or rights or obligations under this Agreement, or of the Restaurant or all or substantially all of its assets; or (ii) any transfer or other transaction, or a series of transfers or other transactions (regardless of the period of time over which they take place), which results in the transfer or creation of a Controlling Ownership Interest in you, whether directly or indirectly. "Controlling Ownership Interest" means either (x) fifty percent (50%) or more of the direct or indirect ownership or other equity interests in you, or (y) any ownership or other equity interest or other direct or indirect right or interest in you that provides the right, power or authority, whether alone or together with others, to direct and control your management and policies. "Non-Control Transfer" means the transfer or creation of any direct or indirect ownership or other equity interest in you that is not a Control Transfer.

In the event of your insolvency or the filing of any petition by or against you or your Owner under any provisions of any bankruptcy or insolvency law, if your or your Owner's legal representative, successor, receiver or trustee desires to succeed to your or your Owner's interest in this Agreement or the Restaurant (whether directly or indirectly), such person first must notify us and comply with all applicable provisions of this Section 11. In addition, you or the assignee must pay the attorneys' fees and costs that we incur in any bankruptcy or insolvency proceeding pertaining to you or your Owner.

You may not place in, on or upon the location of the Restaurant, or in any communication media or any form of advertising, any information relating to the sale of the Restaurant, its assets, the rights under this Agreement, or any ownership or other equity interest in your or your Owner, without our prior written consent.

B. Conditions for Consent to Non-Control Transfer. We will not unreasonably withhold our consent to a Non-Control Transfer if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least thirty (30) days before its effective date;

2. all amounts that you owe us or any of our affiliates, your suppliers, and any landlord for the Authorized Location, or upon which we or any of our affiliates have any contingent liability, are paid in full and you are then otherwise in compliance with all of the provisions of this Agreement and all other agreements with us or our affiliate relating to the Restaurant;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) will be in compliance with Section 10.D and otherwise meet our then applicable standards for non-controlling owners of BWW-GO Restaurant franchisees;

4. you and your Principal Owners sign the form of agreement and related documents (including guarantees) that we then specify to reflect your new ownership structure, and your transferring Restricted Persons sign the agreements that we then specify under which they agree to comply with the covenants in Sections 6.J and P and with the covenants in Section 10.D(2) for two (2) years after the effective date of the transfer;

5. you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates; and

6. you pay us a transfer fee of One Thousand Dollars ($1,000) to partially cover some of our costs and expenses incurred in evaluating the transferee and the transfer (in addition to any other transfer or other fees payable under any Area Development Agreement, other franchise agreement, or other agreement with us or our affiliate).

C. Conditions for Consent to Control Transfer. In order to request our consent to a Control Transfer, in addition to complying with Sections 11.D, 11.E and 11.G, you must submit to us our form of application for consent to transfer and all other information and documents we require under our then current transfer procedures. We have the right to require you to prepare and furnish to the assignee and/or us such financial reports and other data relating to the Restaurant and its operations that are reasonably necessary or appropriate for the assignee and/or us to evaluate the Restaurant and the proposed transfer. We also have the right to confer with the proposed assignee and furnish the proposed assignee with information concerning the Restaurant and proposed transfer without being held liable to you, except for intentional misstatements we make to an assignee. Any

information we furnish to any proposed assignee is for the sole purpose of permitting the assignee to evaluate the Restaurant and proposed transfer.

We will not unreasonably withhold our consent to a Control Transfer (subject to Sections 11.D and 11.G) if:

1. you provide us written notice of the proposed transfer and all information we reasonably request concerning the proposed assignee, its direct and indirect owners (if the proposed assignee is an entity) and the transfer at least sixty (60) days before its effective date;

2. all amounts that you owe us or any of our affiliates, your suppliers, and any landlord for the Authorized Location, or upon which we or any of our affiliates have any contingent liability, are paid in full, and you and your affiliates are then otherwise in compliance with all of the provisions of this Agreement and all other franchise agreements, area development agreements and other agreements with us or our affiliate relating to the Restaurant or any other BWW-GO Restaurant;

3. the proposed assignee and its direct and indirect owners (if the proposed assignee is an entity) will be in compliance with Section 10.D and otherwise meet our then applicable standards for new franchisees (and their owners) of BWW-GO Restaurant franchisees, including (if applicable) by having the financial and operational qualifications to develop and operate all of the Market BWW-GO Restaurants (defined in Section 11.D);

4. the assignee (if the transfer is of this Agreement) or you (if the transfer is of a direct or indirect ownership or other equity interest in you) agree, at our option, to (a) be bound by all terms and conditions of this Agreement for the remainder of the term, or (b) sign our then current form of franchise agreement and related documents, the terms of which may differ materially from those in this Agreement, including higher fees and a modification to the Designated Area and/or your rights in any new designated area, except that the term of such franchise agreement shall be the remaining term of this Agreement;

5. you and/or your transferring Restricted Persons (as applicable) sign the agreements that we then specify under which they agree to comply with the covenants in Sections 6.J and P and with the covenants in Section 10.D(2) for two (2) years after the effective date of the transfer;

6. the assignee and its personnel must, at your or assignee's expense, comply with the training requirements we then specify;

7. we have determined that the purchase price and payment terms will not adversely affect the operation of the Restaurant, and if you or your Owners finance any part of the purchase price, then you and they agree that (a) all obligations under promissory notes, agreements or security interests reserved in the Restaurant are subordinate to the assignee's obligation to pay all amounts due

to us and our affiliates and otherwise to comply with this Agreement, and (b) if we approve your or your Owners' retaining a security interest or other financial interest in this Agreement or the Restaurant, you and/or such Owners guarantee the performance of the assignee under this Agreement, until the security interest or other financial interest is terminated;

8. you, each Principal Owner and each guarantor sign a general release of all claims arising out of or relating to this Agreement, your Restaurant or the parties' business relationship, in the form we designate, releasing us and our affiliates;

9. you pay us the remaining transfer fee pursuant to Section 11.E; and

10. you and the assignee have complied with any other conditions that we reasonably require from time to time as part of our transfer policies, provided that such conditions are not more stringent than any conditions otherwise imposed on new franchisees signing our then current franchise agreement.

D. Transfer of All Market BWW-GO Restaurants. You acknowledge our current requirement that developers of multiple BWW-GO Restaurants must themselves (directly or through controlled affiliates) continue to own and operate all of the BWW-GO Restaurants located and/or to be developed in their development areas or markets (as defined by us or in the applicable development agreement) (collectively, the "Market BWW-GO Restaurants") throughout the entire terms of their area development agreements and franchise agreements. We believe this requirement is important in order to (among other reasons) establish continuity and cooperation among the Market BWW-GO Restaurants and protect the BWW-GO® brand. Therefore, if the Restaurant is one of a number of Market BWW-GO Restaurants, then upon any proposed Control Transfer involving the Restaurant, in addition to the conditions listed in Section 11.C, we may condition our consent to that Control Transfer on the simultaneous transfer to the applicable assignee of other rights, interests, obligations, assets, and/or ownership or other equity interests such that, following such transfer, the assignee has the right to develop, own and operate (directly or through its controlled affiliates) all of the Market BWW-GO Restaurants.

E. Transfer Fee for Control Transfers. The transfer fee for a Control Transfer is the greater of (1) all costs and expenses that we incur in reviewing and processing the transfer (including attorneys' fees) or (2) Twelve Thousand Five Hundred Dollars ($12,500). You must submit to us a Five Thousand Dollar ($5,000) deposit towards the transfer fee at the time you submit an application for our consent to a Control Transfer. We have the right to increase the deposit, up to a deposit of Twelve Thousand Five Hundred Dollars ($12,500), if we believe that our costs and expenses will exceed Five Thousand Dollars ($5,000). We will refund the deposit, less our costs and expenses, if the transfer is not completed. If the transfer proceeds, the balance of the transfer fee is due to us before the closing of the transfer. Notwithstanding the foregoing, if the transfer is part of a simultaneous Control Transfer for multiple BWW-GO Restaurants, then transfer fee is the greater of (i) all costs and expenses that we incur in reviewing and processing the transfer

(including attorneys' fees) or (ii) Twelve Thousand Five Hundred Dollars ($12,500) for the first BWW-GO Restaurant and Two Thousand Five Hundred Dollars ($2,500) for each additional BWW-GO Restaurant.

F. Death, Disability or Incapacity. If any individual who is an Owner dies or becomes disabled or incapacitated, and the decedent's or disabled or incapacitated person's heir or successor-in-interest wishes to continue as an Owner, then such individual or entity must apply for our consent under this Section 11, as in any other case of a proposed transfer, all within one hundred eighty (180) days of the death or event of disability or incapacity. During any transition period to an heir or successor-in-interest, the Restaurant still must be operated in accordance with the terms and conditions of this Agreement. If the assignee of the decedent or disabled or incapacitated person is the spouse or child of such person, no transfer fee will be payable to us and we will not have a right of first refusal as set forth in Section 11.G.

G. Right of First Refusal. If you or any of your Owners propose to engage in any Control Transfer, whether in one transaction or a series or related transactions, you first must provide us a right of first refusal and offer to sell to us your or your Owner's interest, in accordance with this Section 11.G.

1. If you (or your Owner) receives or makes a bona fide offer to any proposed assignee with respect to any Control Transfer, then you must obtain from the fully-disclosed proposed assignee, and deliver to us, a statement in writing, signed by the proposed assignee and by you (or your Owner), containing all material terms of the offer. That offer must relate exclusively to an interest in this Agreement and the Restaurant (and its assets) or a direct or indirect ownership or other equity interest in you (as applicable, the "Offered Interest"). To be a bona fide offer, the offer must include details of the payment terms of the proposed sale and the sources and terms of any financing for the proposed purchase price, the proposed purchase price must be in a fixed dollar amount and without any contingent payments of purchase price (such as earn-out payments), and the proposed transaction must relate exclusively to an interest in this Agreement and the Restaurant (and its assets) or a direct or indirect ownership or other equity interest in you and not to any other interests or assets. We may, by delivering written notice to you within forty-five (45) days after we receive both an exact copy of the offer and all other information concerning the offer that we reasonably request, elect to purchase the Offered Interest for the price and on the terms and conditions contained in the offer, provided that we may substitute cash for any form of consideration proposed in the offer and our credit will be deemed equal to the credit of any proposed assignee.

2. The closing under this Section 11.G will be not less than sixty (60) days after we first notify you of our election to purchase or, if later, the closing date proposed in the offer. We may (at our option) prepare the purchase agreement and related documents for the transaction. Under that purchase agreement we must receive, and you and your Owners agree to provide, all customary representations, warranties and indemnities given by the seller of the assets of a business or

ownership interests in an entity, as applicable, including representations and warranties regarding ownership and condition of, and title to, assets and ownership interests, liens and encumbrances on assets, validity of contracts and agreements, and the liabilities, contingent or otherwise, relating to the assets or ownership interests being purchased, and indemnities for all actions, events and conditions that existed or occurred in connection with the Restaurant or your business prior to the closing.

3. If the proposed Control Transfer involves the transfer of a Controlling Ownership Interest in you (whether directly or indirectly) or arises from your or your Owner's insolvency, bankruptcy or similar action or proceeding, then in addition to our right of first refusal under this Section 11.G with respect to the Offered Interest, we shall have the option to purchase all or any portion of the assets of your Restaurant owned by you or any of your affiliates that we then designate, including the building, equipment, fixtures, signage, furnishings, supplies, leasehold improvements and inventory of the Restaurant. We may exercise this option by delivering written notice to you at any time within the forty-five (45)-day period described in the immediately preceding paragraph. If we exercise this option, then the terms and conditions of Section 14.E shall apply to that purchase, except that, unless we and you otherwise agree in writing, the purchase price for the Purchased Assets (as defined in Section 14.E) will based on the valuations and methodologies reflected and used in the calculation of the price for the Offered Interest instead of the methodology set forth in the first sentence of Section 14.E(2).

4. If we do not exercise our right of first refusal or purchase option under this Section 11.G, then you or its Owners may complete the sale to the proposed assignee on the original offer's terms, but only if we consent to the transfer as provided in this Section 11. If you do not complete the sale to the proposed assignee (with our approval) within sixty (60) days after we notify you that we do not intend to exercise our right of first refusal, or if there is a material change in the terms of the offer (which you must tell us promptly), then we will have an additional right of first refusal or purchase option during the thirty (30)-day period following either the expiration of the sixty (60)-day period or our receipt of notice of the material change in the offer's terms, either on the terms originally offered or the modified terms, at our option.

5. We may assign our rights under this Section 11.G to any entity (who may be our affiliate), and that entity will have all of the rights and obligations under this Section 11.G.

H. Transfer by Us. We may change our ownership or form and/or assign this Agreement and any other agreement between us and you (or any of your Owners or affiliates) without restriction. This Agreement and any other agreement will inure to the benefit of any transferee or other legal successor to our interest in it.

DISPUTE RESOLUTION

12. The following provisions apply with respect to dispute resolution:

A. Governing Law. This Agreement, the franchise, and all claims arising from the relationship between us and you shall be governed by the laws of the State of Georgia, without regard to its conflict of laws rules; provided, however that any Georgia law regulating the sale of franchises or governing the relationship of a franchisor and its franchisee will not apply unless its jurisdictional requirements are met independently without reference to this Section 12.A.

B. Choice of Forum. The parties agree that to the extent any disputes arise that cannot be resolved directly between the parties, you shall file any suit against us or our affiliates only in the federal or state court of general jurisdiction located closest to our then current principal office. We may file suit in the federal or state court of general jurisdiction located closest to our then current principal office or in the jurisdiction where you reside or do business, or where the Restaurant is or was located or where the claim arose. Each party irrevocably submits to the jurisdiction of those courts and waives any objection such party may have to either the jurisdiction of or venue in those courts.

C. Injunctive Relief. You recognize that the Restaurant is one of a large number of BWW-GO Restaurants that are selling to the public similar products, and that your failure to comply with the terms of this Agreement could cause irreparable damage to us. Therefore, it is mutually agreed that in the event of a breach or threatened breach of any of the terms of this Agreement by you, we will be entitled to an injunction restraining such breach or to a decree of specific performance, without showing or proving any actual damage, together with recovery of reasonable attorneys' fees and other costs incurred in obtaining said equitable relief. The foregoing equitable remedies are in addition to, and not in lieu of, all other remedies or rights that the parties might otherwise have by virtue of any breach of this Agreement by the other party.

D. Attorneys' Fees. The prevailing party in any action or proceeding arising under, out of, in connection with, or in relation to this Agreement, any lease or sublease for the Restaurant or Authorized Location, or the business, or our relationship with you, will be entitled to recover its reasonable attorneys' fees and costs.

E. Limitation of Claims. You and your Principal Owners and guarantors may not assert any claim or cause of action against us or our affiliates relating to this Agreement or the Restaurant, or our relationship with you, unless the claim or cause of action is commenced within one (1) year following the first act or omission giving rise to the claim or cause of action.

F. Waiver of Punitive Damages and Jury Trial. EXCEPT FOR PUNITIVE, EXEMPLARY, TREBLE AND OTHER FORMS OF MULTIPLE DAMAGES AVAILABLE TO ANY PARTY UNDER FEDERAL LAW OR OWED TO THIRD PARTIES WHICH ARE SUBJECT TO INDEMNIFICATION UNDER SECTION 10.B, WE AND YOU (AND YOUR OWNERS) WAIVE TO THE FULLEST EXTENT

PERMITTED BY LAW ANY RIGHT TO OR CLAIM FOR ANY PUNITIVE, EXEMPLARY, TREBLE OR OTHER FORMS OF MULTIPLE DAMAGES AGAINST THE OTHER AND AGREE THAT, IN THE EVENT OF A DISPUTE BETWEEN US AND YOU (OR YOUR OWNERS), THE PARTY MAKING A CLAIM WILL BE LIMITED TO EQUITABLE RELIEF AND TO RECOVERY OF ANY ACTUAL DAMAGES IT SUSTAINS.

WE AND YOU (AND YOUR OWNERS) IRREVOCABLY WAIVE TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM, WHETHER AT LAW OR IN EQUITY, BROUGHT BY EITHER US OR YOU (OR YOUR OWNERS).

DEFAULT AND TERMINATION

13. The following provisions apply with respect to default and termination:

A. Termination With No Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, and without providing you any opportunity to cure the default, if:

1. you or any of your Owners makes any material misrepresentation or omission in your franchise application or in operating the Restaurant;

2. you fail to open and begin operating the Restaurant in accordance with this Agreement on or before the Required Open Date;

3. you voluntarily abandon this Agreement, the Restaurant or the Authorized Location, or the Restaurant is not open for all required hours of operation for a period of two (2) consecutive days or five (5) or more days in any twelve (12)-month period without our prior written consent;

4. the lease for the Authorized Location terminates (regardless of the reason), you fail to timely cure a default under the lease, or you otherwise lose the right of possession of the Authorized Location, except in accordance with Section 5.E;

5. the Restaurant closes by any state or local authorities for health or public safety reasons;

6. there is any unauthorized use or disclosure of any Confidential Information in breach of this Agreement;

7. you or any of your Owners is convicted by a trial court of, or pleads no contest to, a felony, regardless of the nature of the charges;

8. you, any of your Principal Owners or any guarantor breaches any provision of this Agreement that results in any material impairment of the goodwill associated with any of the Trademarks, or takes any action that in any way

infringes upon, harms or contests our or our parent company's rights in any of the Trademarks or the goodwill associated with the Trademarks;

9. you or any of your Owners engages in any dishonest, unethical or illegal conduct which, in our opinion, adversely affects the Restaurant's reputation, the reputation of other BWW-GO Restaurants or the goodwill associated with any of the Trademarks;

10. you fail to maintain the insurance we require from time to time and/or fail to provide us with proof of such insurance as this Agreement requires;

11. you intentionally understate or underreport Gross Sales, Royalty Fees or Brand Fund contributions, or if a subsequent audit or evaluation conducted within the three (3)-year period referenced in Section 9.H reveals any understatement or a variance of these amounts by an individual or combined total of one and one-quarter percent (1.25%) or more;

12. there is any unauthorized transfer or assignment in violation of Section 11;

13. you or any of your Owners fails on three (3) or more separate occasions within any twelve (12)-consecutive month period to comply with any one or more obligations under this Agreement, whether or not any of these failures are corrected after we deliver written notice to you and whether these failures involve the same or different obligations under this Agreement;

14. you or any of your Owners fails on two (2) or more separate occasions within any six (6) consecutive month period, or on three (3) or more separate occasions within any thirty-six (36) consecutive month period, to comply with the same obligation under this Agreement, whether or not any of these failures are corrected after we deliver written notice to you;

15. any other franchise agreement or other agreement between us (or any of our affiliates) and you (or any of your Owners or affiliates) relating to a BWW-GO Restaurant, other than an Area Development Agreement, is terminated before its term expires, regardless of the reason; or

16. you or any Owner makes an assignment for the benefit of creditors or admits in writing your or its insolvency or inability to pay your or its debts generally as they become due; you or any Owner consents to the appointment of a receiver, trustee or liquidator of all or the substantial part of your or its property; the Restaurant or any of its assets is attached, seized, subjected to a writ or distress warrant, or levied upon, unless the attachment, seizure, writ, warrant or levy is vacated within thirty (30) days; or any order appointing a receiver, trustee or liquidator of you, any Owner or the Restaurant is not vacated within thirty (30) days following the order's entry.

B. Termination With Opportunity to Cure. We may terminate this Agreement, effective immediately upon our delivery of written notice to you, if:

1. you violate any health safety or sanitation law or regulation, violate any system standard as to food handling, cleanliness, health and sanitation, or operate the Restaurant in a manner that presents a health or safety hazard to your customers or to the public (for example, improper cooking or storage procedures used for chicken wings), and do not correct the violation or failure of operation within twenty-four (24) hours after you receive written notice (either from us or from a government agency);

2. you fail to deliver any required financial or other report to us, or fail to pay us (or our affiliates) any amounts due, whether arising under this Agreement or any other agreement, and do not correct the failure within ten (10) days after we deliver written notice of that failure to you; or

3. you fail to comply with any other provision of this Agreement or any mandatory standard, specification or operating procedure and do not correct the failure within thirty (30) days after we deliver written notice of the failure to you.

C. Effect of Other Laws. The provisions of any valid, applicable law or regulation prescribing permissible grounds, cure rights or minimum periods of notice for termination of this Agreement supersede any provision of this Agreement that is less favorable to you.

D. Termination by You. You may terminate this Agreement if we breach a material provision of this Agreement, provided that: (i) you provide us with written notice of the breach that specifically identifies the grounds for the breach; and (ii) we fail to cure the breach within thirty (30) days after our receipt of that written notice. If we fail to cure the breach, the termination will be effective sixty (60) days after our receipt of your written notice of breach. Your termination of this Agreement under this Section 13.D will not release or modify your post-term obligations under Section 14 of this Agreement.

POST-TERM OBLIGATIONS

14. Upon the expiration or termination of this Agreement:

A. Payment of Amounts Owed. You must pay to us, our affiliates and all vendors and suppliers all amounts that you owe to them or us, including all damages arising from the termination of this Agreement, within ten (10) days after expiration or termination.

B. Discontinuation of Trademark Use and Deidentification. All of your rights to the use of the Trademarks and all other rights and licenses granted herein and the right and license to conduct business under the Trademarks at the Authorized Location will revert to us without further act or deed of any party.

1. You must assign to us or our designee all right, title and interest in the telephone numbers for the Restaurant and cancel or assign to us or our designee, at our option, any assumed name rights or equivalent registrations filed with authorities.

2. Beginning on the De-identification Date (defined below) or the closing of the acquisition of the Purchased Assets (defined in Section 14.E) under Section 14.E, you and your Owners shall not directly or indirectly at any time thereafter or in any manner (except in connection with other BWW-GO Restaurants or Buffalo Wild Wings® sports bars that you or they own and operate under effective franchise agreements with us): (a) identify yourself or themselves or any business as a current or former BWW-GO Restaurant or as one of our current or former franchisees or licensees; (b) use any Trademark, any colorable imitation of a Trademark, any trademark, service mark or commercial symbol that is confusingly similar to any Trademark, or any other indicia of a BWW-GO Restaurant in any manner or for any purpose, including in or on any advertising or marketing materials, forms, or any website, Social Media or other electronic media; or (c) use for any purpose any trade dress, trade name, trademark, service mark or other commercial symbol that indicates or suggests a connection or association with us or the network of BWW-GO Restaurants.

3. Within three (3) days after the De-identification Date, you must remove and deliver to us or our designee (or, at our option, destroy) all exterior and interior signs, Local Marketing and other advertising, marketing and promotional materials, forms and other documents containing any of the Trademarks or otherwise identifying or relating to a BWW-GO Restaurant.

4. Within ten (10) days after the De-identification Date, you must make such alterations as we reasonably specify to distinguish the Authorized Location and the Restaurant clearly from their former appearance as a BWW-GO Restaurant and from other BWW-GO Restaurants so as to prevent a likelihood of confusion by the public and otherwise take the steps that we specify to de-identify the Restaurant, including permanently removing all Trademarks and Trade Dress from the Restaurant's walls and altering the Restaurant's color scheme, layout and other aspects of the Trade Dress associated with BWW-GO Restaurants.

You must provide us written evidence (including pictures, as applicable) of your compliance with this Section 14.B upon our request. If you fail to comply with any of your obligations under this Section 14.B, then, without limiting our other rights and remedies under this Agreement or applicable law, we or our designee may take any action that this Section 14.B requires on your behalf and at your expense, including by entering the Authorized Location and adjacent areas, without prior notice or liability, to remove the items and/or make the alterations that this Section 14.B requires. The "De-identification Date" means: (i) the closing date of our (or assignee's) purchase of the Purchased Assets pursuant to Section 14.E; or (ii) if that closing does not occur, the date upon which the option under Section 14.E expires or the date upon which we provide you written notice of our decision not to exercise that option, whichever occurs first. If we or our assignee

acquires the Purchased Assets under Section 14.E, then your obligations under Sections 14.B(3) and (4) will be void and of no force or effect.

C. Return of Confidential Information. You must immediately cease all use of and return to us (at your expense) all copies of the manuals, product preparation materials and other Confidential Information (including all Customer Data) then in your possession or control or previously disseminated to your employees and continue to comply with the confidentiality provisions of Section 6.J.

D. Noncompete Covenants. You (and all Restricted Persons) must immediately comply with the post-term noncompete obligations under Section 10.D.

E. Purchase Option. We have the option, exercisable by giving you written notice within thirty (30) days after the date of termination or expiration (the "Exercise Notice"), to purchase all or any portion of the assets of your Restaurant owned by you or any of your affiliates that we then designate, including the building, equipment, fixtures, signage, furnishings, supplies, leasehold improvements and inventory of the Restaurant (the assets we elect to purchase are called the "Purchased Assets"), in accordance with this Section 14.E. You agree to provide us the financial statements and other information we reasonably require, and to allow us to inspect the Restaurant and its assets, to determine whether to exercise our option under this Section 14.E.

1. Real Property Interest. If you or your affiliate owns the Authorized Location, we may elect to include a fee simple interest in the Authorized Location as part of the Purchased Assets or, at our option, lease the Authorized Location from you or that affiliate for an initial five (5)-year term with one (1) renewal term of five (5) years (at our option) on commercially reasonable terms. You (and your Principal Owners) agree to cause your affiliate to comply with these requirements. If you lease the Authorized Location from an unaffiliated lessor, you agree (at our option) to assign the lease to us or to enter into a sublease for the remainder of the lease term on the same terms (including renewal options) as the lease, although we will not assume any past due obligations.

2. Price and Appraisal. The purchase price for the Purchased Assets (the "Purchase Price") will be their fair market value for use in the operation of a Competitive Business at a location other than the Authorized Location, but not BWW-GO Restaurant as a going concern, because you would no longer have the right to operate the Restaurant as a BWW-GO Restaurant under this Agreement after this Agreement terminates or expires. The Purchase Price also will not include any value for any rights granted by this Agreement, goodwill attributable to the Trademarks, our brand image or Trade Dress, any Confidential Information or our other intellectual property rights, or participation in the network of BWW-GO Restaurants. If we and you cannot agree on the Purchase Price for the Purchased Assets, it will be determined by three (3) independent appraisers, each of whom in doing so will be bound by the criteria specified in this Section 14.E(2) (or Section 11.G(3), as applicable). We will appoint one appraiser, you will appoint one appraiser, and these two appraisers will appoint the third appraiser.

We and you each agree to appoint the respective appraisers within fifteen (15) days after we deliver the Exercise Notice (if we and you have not agreed on the Purchase Price before then), and the two appraisers so chosen must appoint the third appraiser within ten (10) days after the last of them is appointed. If either we or you do not appoint the respective appraiser by that deadline, then the other party's appointed appraiser shall be the sole appraiser to determine the Purchase Price under this Subsection (2). We and you each will bear the costs of our and your own appointed appraiser and share equally the fees and expenses of the third appraiser. Within thirty (30) days after we deliver the Exercise Notice, each party shall submit its respective calculation of the Purchase Price to the appraisers in such detail as the appraisers request and according to the criteria specified in Subsection (2) (or Section 11.G(3), as applicable). Within ten (10) days after receiving both calculations, the appraisers shall determine, by a majority vote, and notify us and you which of the calculations is the most correct. The appraisers must choose either our or your calculation and may not develop their own fair market value calculation. The appraisers' choice shall be the Purchase Price.

3. Restaurant Management. While we are deciding whether to exercise our option under this Section 14.E, and, if we do exercise that option, during the period beginning with our delivery of the Exercise Notice and continuing through the closing of the purchase, you must continue to operate the Restaurant according to this Agreement. However, we may, at any time during that period, enter the Authorized Location and assume the management of the Restaurant ourselves or appoint a third party (who may be our affiliate) to manage the Restaurant. All funds from the operation of the Restaurant while we or our appointee manage it will be kept in a separate account, and all of the expenses of the Restaurant will be charged to that account. We or its appointee may charge you (in addition to the amounts due under this Agreement) a management fee equal to three percent (3%) of the Restaurant's Gross Sales during the period of management, plus any direct costs and expenses associated with the management. We or our appointee has a duty to utilize only reasonable efforts and will not be liable to you for any debts, losses or obligations the Restaurant incurs, or to any of your creditors for any products or services the Restaurant purchases, while managing it. You may not take any action or fail to take any action that would interfere with our or our appointee's exclusive right to manage the Restaurant.

4. Closing. We will pay the Purchase Price at the closing, which will take place within sixty (60) days after the Purchase Price is determined. We may set off against the Purchase Price, and reduce the Purchase Price by, any and all amounts you owe us or our affiliates, any liabilities that we (at our option) choose to assume, and any amounts that must be paid to lenders or other parties to obtain clear title to the Purchased Assets. We may (at our option) prepare the purchase agreement and related documents for the transaction. Under that purchase agreement we must receive, and you and your Owners agree to provide, all customary representations, warranties and indemnities given by the seller of the assets of a business or ownership interests in an entity, as applicable, including representations and warranties regarding ownership and condition of, and title to,

assets and ownership interests, liens and encumbrances on assets, validity of contracts and agreements, and the liabilities, contingent or otherwise, relating to the assets or ownership interests being purchased, and indemnities for all actions, events and conditions that existed or occurred in connection with the Restaurant or your business prior to the closing.

5. Assignment. We may assign our rights under this Section 14.E to any entity (who may be our affiliate), and that entity will have all of the rights and obligations under this Section 14.E.

F. Restriction on Sale of Authorized Location. For two (2) years beginning on the effective date of expiration or termination, you agree that neither you nor any of your Owners or affiliates will engage in any transfer, lease/sublease or other transaction the result of which is that a Competitive Business (other than a BWW-GO Restaurant under an effective agreement with us) is operated at the Authorized Location, including by any unaffiliated third party. You agree to obtain (and/or to cause your Owners or affiliates to obtain) an agreement from any subtenant, transferee or other party occupying the Authorized Location pursuant to or as a result of any arrangement with you (or you Owner or affiliate), which is expressly enforceable by us as a third party beneficiary, that the Authorized Location will not be operated as a Competitive Business during such period.

G. Survival. All of our and your (and your Owners') obligations under this Agreement which expressly or by their nature survive this Agreement's expiration or termination will continue in full force and effect subsequent to and notwithstanding its expiration or termination and until these obligations are satisfied in full or by their nature expire.

GENERAL PROVISIONS

15. The parties agree to the following provisions:

A. Severability. Should one or more clauses of this Agreement be held void or unenforceable for any reason by any court of competent jurisdiction, such clause or clauses will be deemed to be separable in such jurisdiction and the remainder of this Agreement is valid and in full force and effect and the terms of this Agreement must be equitably adjusted so as to compensate the appropriate party for any consideration lost because of the elimination of such clause or clauses. If any covenant which restricts competitive activity is deemed unenforceable by virtue of its scope in terms of area, business activity prohibited, and/or length of time, but would be enforceable if modified, we and you agree that the covenant will be enforced to the fullest extent permissible under the laws and public policies applied in the jurisdiction whose law determines the covenant's validity. We and you agree to be bound by any promise or covenant imposing the maximum duty the law permits which is subsumed within any provision of this Agreement, as though it were separately articulated in and made a part of this Agreement. It is the intent and expectation of each of the parties that each provision of this Agreement will be honored, carried out and enforced as written. Consequently, each of the parties agrees that any provision of this Agreement sought to be enforced in any proceeding must, at the

election of the party seeking enforcement and notwithstanding the availability of an adequate remedy at law, be enforced by specific performance or any other equitable remedy.

B. Waiver/Integration. No waiver by us of any breach by you, nor any delay or failure by us to enforce any provision of this Agreement, may be deemed to be a waiver of any other or subsequent breach or be deemed an estoppel to enforce our rights with respect to that or any other or subsequent breach. Subject to our rights to modify Appendices and/or standards and as otherwise provided herein, this Agreement may not be waived, altered, amended or rescinded, in whole or in part, except by a writing signed by you and us. This Agreement together with the addenda and appendices hereto and the application form executed by you requesting us to enter into this Agreement constitute the sole agreement between the parties with respect to the entire subject matter of this Agreement and embody all prior agreements and negotiations with respect to the Restaurant. Any policies that we adopt and implement from time to time to guide us in our decision-making are subject to change, are not a part of this Agreement and are not binding on us. You acknowledge and agree that you have not received any warranty or guarantee, express or implied, as to the potential volume, profits or success of your Restaurant. There are no representations or warranties of any kind, express or implied, except as contained herein and in the aforesaid application. However, nothing in the Agreement or in any related agreement is intended to disclaim the representations we made in the Franchise Disclosure Document that we furnished to you.

C. Acknowledgements. Prior to the execution of this Agreement, you have had ample opportunity to contact existing franchisees of BWW-GO and to investigate all aspects of the BWW-GO Restaurant opportunity. Franchisee has conducted an independent investigation of the business contemplated by this Agreement and recognizes that it involves substantial business risks making the success of the venture largely dependent upon the personal efforts of you and your management and employees. Except as set forth in the Franchise Disclosure Document, you have not received from us or our affiliates any express or implied warranty or guaranty regarding the potential sales, income, profits, or success of the business venture contemplated by this Agreement.

D. Notices. Except as otherwise provided in this Agreement (including with respect to updates to the manuals and as otherwise set forth in the manuals), any notice, demand or communication provided for herein must be in writing and signed by the party serving the same and either delivered personally or by a reputable overnight service or deposited in the United States mail, service or postage prepaid and addressed as follows:

1. If intended for us, addressed to General Counsel, Buffalo Wild Wings International, Inc., Three Glenlake Parkway NE, Atlanta, Georgia 30328; or

2. If intended for you, addressed to you at the address listed on the cover page to this Agreement or at the Authorized Location;

or, in either case, as the intended party may change such address by written notice to the other party. Notices for purposes of this Agreement will be deemed to have been received if mailed or delivered as provided in this Section 15.D.

E. Authority. Any modification, consent, approval, authorization or waiver granted hereunder will be valid only if in writing executed by the Control Person or, if on behalf of us, in writing executed by our President or one of our authorized Vice Presidents.

F. References. If the franchisee is two or more individuals, the individuals are jointly and severally liable, and references to you in this Agreement include all of the individuals. References to Sections and Appendices shall mean the applicable Section of or Appendix to this Agreement. Headings and captions contained herein are for convenience of reference and may not be taken into account in construing or interpreting this Agreement. The words "include," "including," and words of similar import shall be interpreted to mean "including, but not limited to" and the terms following such words shall be interpreted as examples of, and not an exhaustive list of, the appropriate subject matter.

G. Successors/Assigns. Subject to the terms of Section 11 hereof, this Agreement is binding upon and inures to the benefit of the administrators, executors, heirs, successors and assigns of the parties.

H. Interpretation of Rights and Obligations. The following provisions apply to and govern the interpretation of this Agreement, the parties' rights under this Agreement, and the relationship between the parties:

1. Our Rights. Whenever this Agreement provides that we have a certain right, that right is absolute and the parties intend that our exercise of that right will not be subject to any limitation or review. We have the right to operate, administrate, develop, and change the System in any manner that is not specifically precluded by the provisions of this Agreement, although this right does not modify any express limitations set forth in this Agreement. Our rights under this Agreement are cumulative, and our exercise or enforcement of any right or remedy under this Agreement will not preclude our exercise or enforcement of any other right or remedy under this Agreement which we are entitled by law to enforce.

2. Our Reasonable Business Judgment. Whenever we reserve discretion in a particular area or where we agree to exercise our rights reasonably or in good faith, we will satisfy our obligations whenever we exercise reasonable business judgment in making our decision or exercising our rights. Our decisions or actions will be deemed to be the result of reasonable business judgment, even if other reasonable or even arguably preferable alternatives are available, if our decision or action is intended, in whole or significant part, to promote or benefit the System or BWW-GO Restaurants generally even if the decision or action also promotes our financial or other individual interest. Examples of items that will promote or benefit the System or BWW-GO Restaurants include enhancing the value of the Trademarks, improving customer service and satisfaction, improving

product quality, improving uniformity, enhancing or encouraging modernization and improving the competitive position of the System or BWW-GO Restaurants.

I. Relationship of the Parties. You and we are independent contractors. Neither party is the agent, legal representative, partner, subsidiary, joint venturer or employee of the other. Neither party may obligate the other nor represent any right to do so. This Agreement does not reflect or create a fiduciary relationship or a relationship of special trust or confidence. Without limiting the generality of the foregoing, we shall have no liability in connection with or related to the products or services rendered to you by any third party, even if we required, approved or consented to the product or service or designated or approved the supplier.

J. Force Majeure. Any failure of performance of this Agreement according to its terms by any party due to force majeure will not be deemed a breach of this Agreement. For purposes of this Agreement, "force majeure" shall mean acts of God, State or governmental action, riots, disturbance, war, strikes, lockouts, slowdowns, prolonged shortage of energy, supplies or any raw material, epidemics, fire, flood, hurricane, typhoon, earthquake, lightning and explosion or other similar event or condition, not existing as of the date of signature of this Agreement, not reasonably foreseeable as of such date and not reasonably within the control of any party hereto, which prevents in whole or in material part the performance by one of the parties hereto of its obligations hereunder. Any delay resulting from these causes will extend performance accordingly or excuse performance, in whole or in part, as may be reasonable, except that these causes will not excuse payment of amounts owed at the time of the occurrence or payment of Royalty Fees, Brand Fund contributions and other amounts due thereafter.

K. Adaptations and Variances. Complete and detailed uniformity under many varying conditions may not always be possible, practical, or in the best interest of the System. Accordingly, we have the right to vary the Menu Items and other standards, specifications, and requirements for any BWW-GO Restaurants or franchisee based upon the customs or circumstances of a particular franchise or operating agreement, site or location, population density, business potential, trade area population, existing business practice, competitive circumstance or any other condition that we deem to be of importance to the operation of such restaurant, franchisee's business or the System. We are not required to grant to you a similar or other variation as a result of any variation granted to any other BWW-GO Restaurant.

L. No Liability for Our Related Parties. You agree that none of our past, present or future directors, officers, employees, incorporators, members, partners, stockholders, subsidiaries, affiliates, controlling parties, entities under common control, ownership or management, vendors, service providers, agents, attorneys or representatives will have any liability for: (i) any of our obligations or liabilities relating to or arising from this Agreement; (ii) any claim against us based on, in respect of, or by reason of, the relationship between you and us; or (iii) any claim against us based on any of our alleged unlawful acts or omissions.

M. Representations and Warranties. To induce us to sign this Agreement and grant you the rights under this Agreement, you represent, warrant and acknowledge that:

1. neither you nor any of your Owners, nor any of your or their property or interests, is subject to being blocked under, and you and your Owners are otherwise in full compliance with, all laws, ordinances and regulations, including Executive Order 13224 issued by the President of the United States, the USA PATRIOT Act, and any other federal, state, or local law, ordinance, regulation, policy, list or other requirement of any governmental authority addressing or in any way relating to terrorist acts or acts of war;

2. you have independently investigated and evaluated the opportunity of investing in the restaurant industry generally and specifically the BWW-GO Restaurant franchise opportunity, including the current and potential market conditions and competitive factors and risks, and recognize that, like any other business, the nature of a BWW-GO Restaurant's business will evolve and change over time;

3. the Buffalo Wild Wings GO® brand and concept were launched in May 2020, there are few BWW-GO Restaurants operating as of the Effective Date, and there is no guarantee or assurance that the Buffalo Wild Wings GO® brand and concept will be successful in the marketplace or that we will not make significant modifications to the System, brand and concept as they are further developed; and

4. you, or your parent or one of your affiliates, is an entity that has been in business for at least five (5) years and has a net worth of at least $6,165,500.

IN WITNESS WHEREOF, the parties have executed this Franchise Agreement on the dates written below.

US:	**YOU**:
BUFFALO WILD WINGS INTERNATIONAL, INC.	**THE MUNSON RESTAURANT GROUP, LLC**
By: Lisa Storey (Dec 21, 2022 09:48 EST)	By: Stuart j litman (Dec 16, 2022 18:39 EST)
Lisa P. Storey Vice President, Franchise Counsel	Stuart Litman Managing Member
Date: Dec 21, 2022	Date: Dec 16, 2022

Appendix A to the Franchise Agreement

Ownership and Management Appendix

STATEMENT OF OWNERSHIP/LEGAL COMPOSITION

1. Please check one option: Individually Owned ☐, Corporation ☐, Sub-Chapter S Corporation ☐, Partnership ☐, or Limited Liability Company ☒ .

2. Individual Name or Entity Name: The Munson Restaurant Group, LLC

3. If Entity, duly organized on November 4, 2020 and existing under the laws of the State of Delaware.

4. Principal Business Address: 31 Bedford Street, Suite 20, New York, New York 10014

5. Direct and Indirect Owners:

Name	Address	Email Address	% Ownership
Jack Litman	31 Bedford Street, Suite 20, New York, New York 10014	jlitman@themunsonrestaurantgroup.com	35% Member
Stuart Litman	74 East 79th Street, Apartment 4, New York, New York 10075	slitman@themunsonrestaurantgroup.com	65% Managing Member

6. The following Owner/Shareholder/Partner/Member will spend full time in active management and is the control person:

Name	Address	Email Address	Title
Jack Litman	31 Bedford Street, Suite 20, New York, New York 10014	jlitman@themunsonrestaurantgroup.com	Member

LS

Our Initials

Sjl Jack

Your Initials

Appendix B to the Franchise Agreement

Principal Terms Appendix

1. Authorized Location. The Authorized Location for your BWW-GO Restaurant is ____.

2. Designated Area. The Designated Area is defined as follows: ________________ ____. The Designated Area may also be defined in the map attached to this Appendix B. If there is an inconsistency between the attached map and this paragraph 2, then this paragraph 2 shall control.

3. Required Open Date. The Required Open Date is October 31, 2023.

4. Initial Franchise Fee. The Initial Franchise Fee is $30,000.00. We will apply $15,000 of the Development Fee that you (or your affiliate) paid under the Area Development Agreement that covers this Agreement towards that Initial Franchise Fee.

5. Royalty Fee. The Royalty Fee is six percent (6%) of the Restaurant's Gross Sales.

LS

____
Our Initials

SJl Jack

____
Your Initials

Appendix C to the Franchise Agreement

Personal Guaranty and Agreement to be Bound Personally by the Terms and Conditions of the Franchise Agreement

In consideration of the execution of the Buffalo Wild Wings GO® Franchise Agreement (the "Agreement") between BUFFALO WILD WINGS INTERNATIONAL, INC. ("we" or "us") and THE MUNSON RESTAURANT GROUP, LLC (the "Franchisee"), dated December 20, 2022, and for other good and valuable consideration, the undersigned, for themselves, their heirs, successors, and assigns, do jointly, individually and severally hereby become surety and guarantor for the payment of all amounts and the performance of the covenants, terms and conditions in the Agreement, to be paid, kept and performed by the Franchisee, including without limitation the dispute resolution provisions of the Agreement.

Further, the undersigned, individually and jointly, hereby agree to be personally bound by each and every condition and term contained in the Agreement, including but not limited to the confidentiality, innovations and non-compete provisions in Sections 6.J, 6.P and 10.D, and agree that this Personal Guaranty will be construed as though the undersigned and each of them executed an agreement containing the identical terms and conditions of the Agreement.

The undersigned waive: (1) notice of demand for payment of any indebtedness or nonperformance of any obligations hereby guaranteed; (2) protest and notice of default to any party respecting the indebtedness or nonperformance of any obligations hereby guaranteed; (3) any right he/she may have to require that an action be brought against the Franchisee or any other person as a condition of liability; and (4) notice of any changes permitted by the terms of the Agreement or agreed to by the Franchisee.

In addition, the undersigned consents and agrees that: (1) the undersigned's liability will not be contingent or conditioned upon our pursuit of any remedies against the Franchisee or any other person; (2) such liability will not be diminished, relieved or otherwise affected by the Franchisee's insolvency, bankruptcy or reorganization, the invalidity, illegality or unenforceability of all or any part of the Agreement, or the amendment or extension of the Agreement with or without notice to the undersigned; and (3) this Personal Guaranty shall apply in all modifications to the Agreement of any nature agreed to by Franchisee with or without the undersigned receiving notice thereof.

It is further understood and agreed by the undersigned that the provisions, covenants and conditions of this Personal Guaranty will inure to the benefit of our successors and assigns.

FRANCHISEE: THE MUNSON RESTAURANT GROUP, LLC

PERSONAL GUARANTORS:

Jack Litman (Dec 16, 2022 15:34 PST)

Jack Litman, Individually

Address: 31 Bedford Street, Suite 20
New York, New York 10014

Stuart j litman (Dec 16, 2022 18:39 EST)

Stuart Litman, Individually

Address: 4 East 79th Street, Apartment 4
New York, New York 10075

Appendix D to the Franchise Agreement

Lease Addendum

This Addendum to Lease ("Addendum"), dated ______________, 20___, is entered into between __________________("Landlord"), and _______________________("Tenant").

RECITALS

A. The parties have entered into a Lease Agreement, dated _________, 20__, (the "Lease") pertaining to the premises located at _______________________________________ (the "Premises").

B. Landlord acknowledges that Tenant has agreed to operate a Restaurant at the Premises pursuant to Tenant's Franchise Agreement (the "Franchise Agreement") with Buffalo Wild Wings International, Inc. ("BWW") under the name "Buffalo Wild Wings GO" or other name designated by BWW (the "Restaurant").

C. The parties desire to amend the Lease in accordance with the terms and conditions contained in this Addendum to provide BWW the opportunity to preserve the Premises as a BWW branded restaurant as provided herein.

AGREEMENT

Landlord and Tenant agree to amend the Lease as follows:

1. Remodeling and Decor. Landlord agrees that Tenant has the right to remodel, equip, paint and decorate the interior of the Premises and to display such proprietary marks and signs on the interior and exterior of the Premises as Tenant is reasonably required to do pursuant to the Franchise Agreement and any successor Franchise Agreement under which Tenant may operate a Restaurant on the Premises. Any remodel of the building and/or its signs shall be subject to Landlord's prior and reasonable approval.

2. Assignment by Tenant.

(a) Tenant does not have the right to sublease or assign the Lease to any third party without BWW's (and, to the extent required under the Lease and subject to the provisions of this Addendum, Landlord's) written approval.

(b) So long as Tenant is in not in default under the Lease beyond any applicable notice and cure periods (as they may be extended with respect to BWW pursuant to Section 3(a) below), Tenant has the right to assign all of its right, title and interest in the Lease to BWW, its affiliates or its parent company, during the term of the Lease, including any extensions or renewals, without first obtaining Landlord's consent. No assignment will be effective, however, until BWW or its designated affiliate (the "BWW Entity") gives Landlord written notice of its acceptance of the assignment. The BWW Entity will be responsible only for the Lease obligations

and liabilities incurred after the effective date of the assignment and only until such time as the Lease is further assigned pursuant to Section 2(c).

(c) If the BWW Entity elects to assume the Lease, under this Section 2 or unilaterally assumes the lease as provided for in Section 3(a) or 4, Landlord and Tenant agree that (i) Tenant will remain liable for the responsibilities and obligations, including amounts owed to Landlord, prior to the date of assignment and assumption, and (ii) the BWW Entity will have the right to assign or sublease the Premises to another franchisee with Landlord's prior reasonable approval (not to be unreasonably withheld, conditioned or delayed), provided the franchisee meets BWW's then current standards and requirements for franchisees and agrees to operate the Restaurant as a BWW-GO Restaurant pursuant to a Franchise Agreement with BWW. Upon receipt by Landlord of an assumption agreement pursuant to which the assignee agrees to assume the Lease and to observe the terms, conditions and agreements on the part of Tenant to be performed under the Lease, the applicable BWW Entity shall thereupon be released from all liability as tenant under the Lease from and after the date of assignment, without any need of a written acknowledgment of such release by Landlord.

3. Default and Notice.

(a) Landlord shall send BWW copies of all notices of default it gives to Tenant concurrently with giving such notices to Tenant. If Tenant fails to cure any defaults within the period specified in the Lease, Landlord shall promptly give BWW written notice thereof, specifying the defaults Tenant failed to cure. BWW (directly or through any affiliate) has the right, but not the obligation, to unilaterally assume the Lease if Tenant fails to cure. BWW shall have 15 days from the date BWW receives such notice to exercise, by written notice to Landlord and Tenant, its right for BWW or a BWW Entity to assume the Lease. BWW or the BWW Entity shall have an additional 15 days from the expiration of Tenant's cure period in which to cure the default or violation.

(b) All notices to BWW must be sent by registered or certified mail, postage prepaid, to the following address:

Buffalo Wild Wings International, Inc.
Three Glenlake Parkway NE
Atlanta, GA 30328
Attention: General Counsel

BWW may change its address for receiving notices by giving Landlord written notice of the new address. Landlord agrees that it will notify both Tenant and BWW of any change in Landlord's mailing address to which notices should be sent.

4. Termination, Non-Renewal, Expiration.

(a) If the Franchise Agreement is terminated for any reason during the term of the Lease or any extension thereof, BWW (directly or through any affiliate) has the

right, but not the obligation, to unilaterally assume the Lease by giving Landlord written notice. Within 30 days after receipt of such notice, Landlord shall give BWW written notice specifying any defaults of Tenant under the Lease.

(b) If the Lease contains term renewals or extension(s) and if Tenant allows the term to expire without exercising said right(s), Landlord shall give BWW written notice thereof, and a BWW (directly or through any affiliate) shall have the option, for thirty (30) days after receipt of said notice, to exercise the Tenant's renewal or extension right(s) on the same terms and conditions as are contained in the Lease. If a BWW Entity elects to exercise such rights(s), it shall so notify Landlord in writing, whereupon Landlord and BWW Entity shall execute and deliver an agreement whereby the BWW Entity assumes the Lease effective at the commencement of the extension or renewal term.

5. Access to Premises Following Expiration or Termination of Lease. Upon the expiration or termination of the Lease, Landlord will cooperate with and assist the BWW Entity in gaining possession of the Premises and if a BWW Entity does not elect to enter into a new lease for the Premises with Landlord on terms reasonably acceptable to the BWW Entity, Landlord will allow BWW to enter the Premises, without being guilty of trespass and without incurring any liability to Landlord, except for any damages caused by BWW's willful misconduct or gross negligence, to remove all signs, awnings, and all other items identifying the Premises as a BWW-GO RESTAURANT and to make such other modifications (such as repainting) as are reasonably necessary to protect the BUFFALO WILD WINGS® or BUFFALO WILD WINGS GO® marks and system. In the event BWW (directly or through any affiliate) exercises its option to purchase assets of Tenant, Landlord must permit BWW or its affiliate to remove all such assets being purchased.

6. Additional Provisions.

(a) Landlord hereby acknowledges that the provisions of this Addendum are required pursuant to the Franchise Agreement under which Tenant plans to operate its business and the Tenant would not lease the Premises without this Addendum.

(b) Landlord further acknowledges that Tenant is not an agent or employee of BWW and the Tenant has no authority or power to act for, or to create any liability on behalf of, or to in any way bind BWW or any affiliate of BWW, and that Landlord has entered into this Addendum with full understanding that it creates no duties, obligations or liabilities of or against BWW or any affiliate of BWW, unless and until the Lease is assigned to, and accepted in writing by, BWW or its parent company.

(c) The BWW Entity may elect not to assume or be bound by the terms of any amendment to the Lease executed by Tenant without obtaining BWW's prior written approval, which shall not be unreasonably withheld or delayed.

7. Modification. No amendment or variation of the terms of this Addendum is valid unless made in writing and signed by Landlord, Tenant and the parties and BWW.

8. Reaffirmation of Lease. Except as amended or modified in this Addendum, all of the terms, conditions and covenants of the Lease remain in full force and effect and are incorporated by reference and made a part of this Addendum as though copied herein in full. In the event of any conflict between the terms of this Addendum and those in the Lease, the terms of this Addendum shall control.

9. Beneficiary. Landlord and Tenant expressly agree that BWW is a third party beneficiary of this Addendum with independent enforcement rights.

IN WITNESS WHEREOF, the parties have executed this Addendum as of the dates written below.

TENANT:	LANDLORD:
____________________________	____________________________
By:__________________________	By:__________________________
Its:_________________________	Its:_________________________

Appendix E to the Franchise Agreement

AFFILIATED SELLER AGREEMENT

This Affiliated Seller Agreement ("**ASA**") dated 12/20/2022 is among First Data Resources, LLC, successor in interest to Gift Solutions, LLC, f/k/a/ ValueLink, LLC ("**FDR**"), THE MUNSON RESTAURANT GROUP, LLC ("**Affiliated Seller**") and Blazin Wings Inc. ("**Client**"). Client and FDR entered into a Stored Value Card Processing Agreement dated March 20, 2009, as amended and supplemented from time to time (the "**Client Agreement**"). The undersigned Affiliated Seller desires to receive and FDR desires to provide Services in accordance with the Client Agreement terms and the terms of this ASA.

1. **Representations and Warranties of Affiliated Seller**. Affiliated Seller represents and warrants that Affiliated Seller: (i) has received and reviewed a true and correct copy of the Client Agreement from Client; and (ii) subject to the limitations provided in this ASA, agrees to be bound by the Client Agreement to the same extent as if it were "**Client**" whenever the context requires Client performance (and irrespective of whether or not the term "**Client**" is expressly mentioned.) Affiliated Seller hereby appoints Client as its representative with FDR for all matters arising out of or relating to the Client Agreement including all matters that involve Client Agreement negotiation, modification and/or dispute resolution. Affiliated Seller agrees that Affiliated Seller will be solely responsible for communicating with Client concerning the status of such matters and the Client Agreement. Affiliated Seller represents and warrants that FDR will be entitled to communicate information concerning Affiliated Seller, including its Confidential Information, its Program, Program Procedures, Cardholders and Card Data to Client and to rely upon any statements made by Client related thereto to the same extent as if FDR were dealing directly with a duly authorized Affiliated Seller representative.

2. **Client Agreement**. Client agrees to be jointly and severally liable for Affiliated Seller obligations arising out of the Client Agreement. Each Affiliated Seller shall not be responsible for the obligations of the Client or another Affiliated Seller, arising out of the Client Agreement. Affiliated Seller agrees that Affiliated Seller's rights under this ASA will terminate immediately without need of notification from FDR on termination or expiration of this ASA.

3. **Issuance of Cards**. Notwithstanding anything to the contrary in this ASA, (i) Client will be the sole issuer of all Cards issued under the Program, including with respect to all Cards sold at locations operated by Affiliated Sellers, and (ii) Client will be solely responsible for the responsibilities set forth in Section 3(b) of the Client Agreement.

4. **Indemnification**. The Client agrees to indemnify the Affiliated Seller for escheatment claims by any State as follows:

   A. For escheatment claims related to Cards sold at any time period prior to September 15, 2007, the Client provides no indemnification.

B. For escheatment claims related to Cards sold during the time between September 15, 2007 and September 15, 2008, the Client will indemnify the Affiliated Seller up to the amount remitted by the Affiliated Seller to the Client for this period of time.

C. For escheatment claims related to Cards sold after September 16, 2008, the Client will indemnify the Affiliated Seller up to the amount remitted by the Affiliated Seller to the Client for this period of time.

5. **Limitation of Liability**. Anything to the contrary notwithstanding, Affiliated Seller agrees that FDR's cumulative aggregate liability under Client Agreement to Client and all Affiliated Sellers will be subject to the limitations set forth in Section 14 of the Client Agreement. For example, if Client and one additional Affiliated Seller participate under the Client Agreement, FDR's cumulative aggregate liability to Client and such Affiliated Seller for direct damages will not exceed two hundred fifty thousand dollars ($250,000.00) and will not include any liability for claims arising out of or relating to services and/or items supplied by the Card Company.

6. **Conflict**. Should a conflict exist between the provisions of the Client Agreement and this ASA, this ASA will control. Terms in initial capital letters or all capital letters used as a defined term but not defined in this ASA will have the meaning set forth in the Client Agreement. References to this ASA in any document now or hereafter attached to or referenced to this ASA will mean this ASA as amended or supplemented from time to time.

IN WITNESS WHEREOF, the Parties have caused this ASA to be executed by their authorized representatives as of the date first set forth above.

THE MUNSON RESTAURANT GROUP, LLC
31 Bedford Street, Suite 20
New York, New York 10014

By: Stuart j litman (Dec 16, 2022 18:39 EST)

Stuart Litman
Managing Member

FIRST DATA RESOURCES, LLC

5565 Glenridge Connector Ste 2000
Atlanta, GA 30342-4739

By:____________________

Name:____________________
Title:____________________

BLAZIN WINGS INC.
Three Glenlake Parkway NE
Atlanta, GA 30328

By: Robert Q. Jones, Jr. (Dec 21, 2022 09:15 EST)

Robert Q. Jones, Jr.
Vice President, Corporate Counsel

Appendix F to the Franchise Agreement

Incentives Amendment

This Incentives Amendment to the Franchise Agreement (the "**Amendment**") is made and entered into on December 20, 2022 (the "**Effective Date**"), by and between BUFFALO WILD WINGS INTERNATIONAL, INC. ("**we**," "**us**," or "**our**") and HE MUNSON RESTAURANT GROUP, LLC ("**you**" or "**your**").

BACKGROUND

A. We and you signed that certain Franchise Agreement dated December 20, 2022 (the "**Franchise Agreement**"), pursuant to which Franchisee shall operate a BWW-GO Restaurant located at ________________________________ (the "**Restaurant**"). Unless otherwise specified, all initial capitalized terms used but not defined in this Amendment shall have the meanings set forth in the Franchise Agreement.

B. We and you are signing this Amendment because we have committed, upon the satisfaction of certain conditions, to modify certain requirements under the Franchise Agreement to reflect incentives we currently offer or previously offered.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises contained herein and in the Franchise Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

1. **Initial Franchise Fee**. Notwithstanding anything to this contrary in the Franchise Agreement, we will credit you all or a portion of the initial franchise fee you pay towards your Royalties once the Restaurant opens if you qualify for one of the incentives set forth below:

a. Standard Adopter Incentive Program. Under our "**Standard Adopter Incentive Program**," if you (i) open and begin operating the Restaurant in accordance with the Franchise Agreement (including, but not limited to, Sections 5.A, 5.B, 5.C, 5.F, 6.A, 6.B, 6.C, 6.D, 6.F, and 9.G of the Franchise Agreement) on or before ____________________ (the "**SAIP Opening Deadline**"), (ii) provide to us a report identifying the amounts that you spend in various categories relating to the development and opening of the Restaurant in accordance with Section 5.B of the Franchise Agreement, and (iii) build the Restaurant in the design, to the specifications, and at the Authorized Location approved by us in accordance with Sections 2.A and 5.B of the Franchise Agreement, then we agree to credit an amount equal to the initial franchise fee you paid under the Franchise Agreement plus the portion of the development fee that we credit towards that initial franchise fee (the "**SAIP IFF Credit**"), towards the Royalties owed

under the Franchise Agreement. If you fail to satisfy any of the conditions listed in (i) through (iii) above, the Standard Adopter Incentive Program, including the SAIP IFF Credit and reduced Royalty Fees set forth in Section 2 below, will not apply to the Restaurant.

2. **Royalty Fee**. Notwithstanding Section 9.B of the Franchise Agreement, if you qualify for the Standard Adopter Incentive Program, then in addition to providing the credit towards the Royalty Fee set forth in Section 1 above, the Royalty Fee will be amended as set forth below:

Standard Adopter Incentive (open on or before the earlier of December 31, 2023):

First 12 months of operation	0%
Months 13-24 of operation	2%
Months 25-36 of operation	4%
Remaining term of License Agreement	6%

Standard Adopter Incentive (open between January 1, 2024 to December 31, 2024):

First 12 months of operation	1%
Months 13-24 of operation	3%
Months 25-36 of operation	5%
Remaining term of License Agreement	6%

Standard Adopter Incentive (open between January 1, 2025 to December 31, 2025):

First 12 months of operation	2%
Months 13-24 of operation	3%
Months 25-36 of operation	5%
Remaining term of License Agreement	6%

Notwithstanding the foregoing, if you meet the requirements of the Standard Adopter Incentive Program set forth above with respect to the Restaurant, and you open and begin operating the applicable Restaurant in accordance the Franchise Agreement at least three (3) months before the SAIP Opening Deadline, then the Royalty Fee will be zero percent (0%) of Gross Sales accrued for the first six (6) months that the Restaurant is open for business, and the Royalty Fee rates described in the table above will apply beginning six (6) months after the Restaurant's actual opening date.

3. **Miscellaneous**. The Background is incorporated into this Amendment by this reference. This Amendment is an amendment to, and forms a part of, the Franchise Agreement. If there is an inconsistency between this Amendment and the Franchise Agreement, the terms of this Amendment shall control. This Amendment, together with the Franchise Agreement, constitutes the entire agreement among the Parties hereto, and there are no other oral or written representations, understandings or agreements among them, relating to the subject matter of this Amendment. Except as specifically provided in this Amendment, all of the terms, conditions and

provisions of the Franchise Agreement will remain in full force and effect as originally written and signed.

IN WITNESS WHEREOF, the parties have executed this Incentive Amendment the dates written below.

BUFFALO WILD WINGS INTERNATIONAL, INC.

By: Lisa Storey (Dec 21, 2022 09:48 EST)

Lisa P. Storey

Vice President, Franchise Counsel

THE MUNSON RESTAURANT GROUP, LLC

By: Stuart j litman (Dec 16, 2022 18:39 EST)

Stuart Litman

Managing Member

BWW GO - Litman DA#10975 - BWW GO DA.0322 & BWW GO FA.0322

Final Audit Report 2022-12-21

Created:	2022-12-15
By:	Amanda Pavey (amanda.pavey@inspirebrands.com)
Status:	Signed
Transaction ID:	CBJCHBCAABAAnDRKaoj0XnJk9TTrOcrlIx0oQ6_oAEj5

"BWW GO - Litman DA#10975 - BWW GO DA.0322 & BWW GO FA.0322" History

- Document created by Amanda Pavey (amanda.pavey@inspirebrands.com)
  2022-12-15 - 2:07:51 PM GMT

- Document emailed to Jennifer Jordan (jjordan@inspirebrands.com) for filling
  2022-12-15 - 2:27:43 PM GMT

- Form filled by Jennifer Jordan (jjordan@inspirebrands.com)
  Form filling Date: 2022-12-16 - 11:32:45 PM GMT - Time Source: server

- Document emailed to jlitman@munsonrestaurants.com for signature
  2022-12-16 - 11:32:46 PM GMT

- Document emailed to slitman@themunsongroup.com for signature
  2022-12-16 - 11:32:47 PM GMT

- Email viewed by jlitman@munsonrestaurants.com
  2022-12-16 - 11:33:55 PM GMT

- Signer jlitman@munsonrestaurants.com entered name at signing as Jack Litman
  2022-12-16 - 11:34:38 PM GMT

- Document e-signed by Jack Litman (jlitman@munsonrestaurants.com)
  Signature Date: 2022-12-16 - 11:34:40 PM GMT - Time Source: server

- Email viewed by slitman@themunsongroup.com
  2022-12-16 - 11:37:59 PM GMT

- Signer slitman@themunsongroup.com entered name at signing as Stuart j litman
  2022-12-16 - 11:39:24 PM GMT

Document e-signed by Stuart j litman (slitman@themunsongroup.com)
Signature Date: 2022-12-16 - 11:39:26 PM GMT - Time Source: server

Document emailed to Amanda Pavey (amanda.pavey@inspirebrands.com) for filling
2022-12-16 - 11:39:27 PM GMT

Form filled by Amanda Pavey (amanda.pavey@inspirebrands.com)
Form filling Date: 2022-12-21 - 2:05:27 PM GMT - Time Source: server

Document emailed to Lisa Storey (lstorey@inspirebrands.com) for signature
2022-12-21 - 2:05:28 PM GMT

Document emailed to rjones@inspirebrands.com for signature
2022-12-21 - 2:05:28 PM GMT

Email viewed by rjones@inspirebrands.com
2022-12-21 - 2:15:19 PM GMT

Signer rjones@inspirebrands.com entered name at signing as Robert Q. Jones, Jr.
2022-12-21 - 2:15:46 PM GMT

Document e-signed by Robert Q. Jones, Jr. (rjones@inspirebrands.com)
Signature Date: 2022-12-21 - 2:15:48 PM GMT - Time Source: server

Email viewed by Lisa Storey (lstorey@inspirebrands.com)
2022-12-21 - 2:48:21 PM GMT

Document e-signed by Lisa Storey (lstorey@inspirebrands.com)
Signature Date: 2022-12-21 - 2:48:56 PM GMT - Time Source: server

Agreement completed.
2022-12-21 - 2:48:56 PM GMT

TRANSFER OF DEVELOPMENT RIGHTS AGREEMENT

Between The Munson Buffalo Restaurant Group and Munson Crowd Group

Effective Date: February 11, 2025

This Transfer of Development Rights Agreement (“Agreement”) is made and entered into as of February 11, 2025 (“Effective Date”), by and between:

The Munson Buffalo Restaurant Group, a Delaware entity with its principal place of business at 409 Joyce Kilmer Ave, Suite 310, New Brunswick, NJ 08901 (“Assignor”),

and

Munson Crowd Group, a Delaware entity with its principal place of business at 409 Joyce Kilmer Ave, Suite 310, New Brunswick, NJ 08901 (“Assignee”).

1. Purpose

Assignor has entered into an agreement with Blazin’ Wings, Inc., granting Assignor the right to develop a Buffalo Wild Wings restaurant in Hazlet, New Jersey (“Development Right”). Assignor desires to transfer all such rights to Assignee in exchange for the compensation described below.

2. Transfer of Rights

Assignor hereby transfers, assigns, conveys, and relinquishes to Assignee all rights, title, and interest in and to the Development Right. Assignee accepts such transfer.

3. Consideration

Assignee shall pay Assignor Six Thousand Two Hundred Fifty Dollars (US $6,250) and reimburse Assignor for the full deposit previously paid to Blazin’ Wings, Inc.

4. Representations

Each Party represents they have authority to enter this Agreement.

5. Consent of Blazin’ Wings, Inc.

If required, Assignee shall obtain consent from Blazin’ Wings, Inc.

6. Release

Upon receipt of consideration, Assignor is released from obligations relating to the Development Right.

7. Entire Agreement

This document constitutes the full agreement between the Parties.

8. Governing Law

This Agreement shall be governed by the laws of the State of Delaware.

SIGNATURES:

THE MUNSON BUFFALO RESTAURANT GROUP

____

MUNSON CROWD GROUP

____

TRANSFER OF DEVELOPMENT RIGHTS AGREEMENT

Between The Munson Restaurant Group and Munson Crowd Group

Effective Date: February 11, 2025

This Transfer of Development Rights Agreement ("Agreement") is made and entered into as of February 11, 2025 ("Effective Date"), by and between:

The Munson Buffalo GO Group, a Delaware entity with its principal place of business at 409 Joyce Kilmer Ave, Suite 310, New Brunswick, NJ 08901 ("Assignor"),

and

Munson Crowd Group, a Delaware entity with its principal place of business at 409 Joyce Kilmer Ave, Suite 310, New Brunswick, NJ 08901 ("Assignee").

1. Purpose

Assignor has entered into an agreement with Blazin' Wings, Inc., granting Assignor the right to develop a Buffalo Wild Wings Go restaurant in Hainesport, New Jersey ("Development Right"). Assignor desires to transfer all such rights to Assignee in exchange for the compensation described below.

2. Transfer of Rights

Assignor hereby transfers, assigns, conveys, and relinquishes to Assignee all rights, title, and interest in and to the Development Right. Assignee accepts such transfer.

3. Consideration

Assignee shall pay Assignor Fifteen Thousand Dollars (US $15,000) and reimburse Assignor for the full deposit previously paid to Blazin' Wings, Inc.

4. Representations

Each Party represents they have authority to enter this Agreement.

5. Consent of Blazin' Wings, Inc.

If required, Assignee shall obtain consent from Blazin' Wings, Inc.

6. Release

Upon receipt of consideration, Assignor is released from obligations relating to the Development Right.

7. Entire Agreement

This document constitutes the full agreement between the Parties.

8. Governing Law

This Agreement shall be governed by the laws of the State of Delaware.

SIGNATURES:

THE MUNSON RESTAURANT GROUP

____

MUNSON CROWD GROUP

____

Munson Crowd Group LLC

Investment Overview


BUFFALO WILD WINGS

Legal Disclosures

Cultivate Capital Group LLC Disclosures:
Securities offered through Cultivate Capital Group, LLC, ("Cultivate Capital") a broker-dealer registered with U.S. Securities and Exchange Commission, a member of the Financial Industry Regulatory Authority (FINRA), and a member of the Security Investors Protection Corporation (SIPC). Cultivate Capital is acting as intermediary for this Regulation Crowdfunding offering.

All Regulation Crowdfunding securities listed on a website owned and operated by Cultivate Capital are being offered by the applicable issuer of such securities and all information included on a website owned and operated by Cultivate Capital relatedto those securities is the responsibility of each such issuer. The information on a website owned and operated by Cultivate Capital regarding any issuer is based on publicly available information or directly from the subject issuer. Cultivate Capital and its affiliates make no representation or warranty as to the adequacy, accuracy or completeness of such information. Any written materials on a website owned and operated by Cultivate Capital have been prepared solely for informative purposes and are not a solicitation of an offer to buy or an offer to sell any security. Cultivate Capital does not give investment advice, recommendations, or analysis as to any securities through www.CultivateCapital.org or any website owned and operated by Cultivate Capital or in any other manner, nor does it endorse or recommend investments in any company or the suitability of an investment for any particular investor. Cultivate Capital does not provide any legal or tax advice with respect to any securities. Neither Cultivate Capital nor any of its officers, directors, agents, registered representatives and/or employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information submitted by or presented. No securities offered have been recommended or approved by any federal or state securities commission or regulatory authority, including but not limited to, the U.S. Securities and Exchange Commission. Please be aware that Cultivate Capital or its affiliates receive fees from issuers posted on our website at www.CultivateCapital.org or any website owned and operated by Cultivate Capital. Details about our compensation are disclosed in the offering materials for each issuer conducting a live offering.

Blog posts or the posting of information on www.CultivateCapital.org regarding any issuer, including any links to information either in the blog post or on either website, should not be construed as an endorsement or recommendation of that issuer for any purpose whatsoever. Links are provided for information only and Cultivate Capital and its affiliates are not responsible for any information at the sites linked to. Blog posts or the posting of information on a website owned and operated by Cultivate Capital do not take into account the investment objectives, financial situation or needs of any particular investor, and each investor should consider whether any investment opportunity is appropriate given their investment objectives and current financial circumstances. Any person considering any investment is encouraged to consult with their own investment or financial advisor, tax advisor and/or attorney before making any investment.

All investments entail risk. Many securities marketed on through websites owned and operated by Cultivate Capital are on behalf of small or early-stage companies and are subject to risks inherent in investing in any small or early-stage company as well as other risks specific to their business and operations. In addition, securities of these issuers may be highly illiquid, requiring that they be held for an indefinite period of time or have a limited market for resale. Therefore, no one should invest in any of these issuers unless they have no need for liquidity of their investment and can sustain a total loss of their investment. You should only invest an amount of money that you can afford to lose without changing your lifestyle. Any person considering any investment is encouraged to consult with their own investment or financial advisor, tax advisor and/or attorney before making any investment. You should thoroughly review the complete offering materials for all disclosures.

Issuer Disclosures:
Management's expectations are inherently uncertain and could vary significantly from the estimates set forth herein if any or all of the assumptions on which the estimates are based do not come to fruition. Actual results may differ materially from the estimates set forth herein, including those discussed in the section entitled "Risk Factors" and elsewhere in the Form C. The information set forth (including any written materials provided herewith) is proprietary and shall be maintained in strict confidence. Any reproduction or distribution of this document, in whole or in part, or the disclosure of its contents, without the prior written consent of Munson Crowd Group is prohibited.

This document contains various estimates of financial information and valuation of securities. While all such information is presented based on the exercise of Munson Crowd Group's reasonable judgment, there can be no assurance that such information will prove to be accurate or that such valuations reflect the true fair market value of the securities referenced. In addition, certain factual statements made herein are based on information from various sources prepared by other parties. While such sources are believed by Munson Crowd Group to be reliable, Munson Crowd Group does not assume any responsibility for the accuracy or completeness of such information. For avoidance of doubt, this information has not been independently verified by Cultivate. Cultivate does not assume any responsibility for the accuracy or completeness of such information.

Certain statements in this document constitute forward-looking statements. When used herein, the words "project," "anticipate," "believe," "estimate," "expect," and similar expressions are generally intended to identify forward-looking statements. Such forward-looking statements, including the intended actions and performance objectives of the relevant party referenced herein, involve known and unknown risks, uncertainties, and other important factors that could cause the actual results, performance, or achievements of such party to differ materially from any future results, performance, or achievements expressed or implied by such forward-looking statements. All forward-looking statements in this document speak only as of the date hereof. Munson Crowd Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in its expectation with regard thereto or any change in events, conditions, or circumstances on which any such statement is based.

Investment Summary

Munson Crowd Group LLC is presenting investors with an opportunity to participate in development[2] of two Buffalo Wild Wings locations in New Jersey in proven sales corridors with no true wing competitor locally. Jack Litman, the founder, brings a deep track record of scaling multi brand restaurant platforms, and already operates as a top tier performer within the Buffalo Wild Wings system, consistently outperforming brand averages on guest experience, cleanliness, and sales per restaurant[3].

20% Targeted Net Internal Rate of Return (IRR)[1]	**19.8%** Targeted Net Cash Yield[1]	**2x** Targeted Net Multiple On Invested Capital[1]
Up to **$1.235M** Offering Size	**$500** Minimum Investment	**5 Years** Target Hold[1]

1. For more information regarding potential exit strategies, incentives, distributions, and fees, please see the Form C. The targeted net IRR is illustrative only, reflects management's current assumptions as described in the Form C, and is not a forecast or guarantee of performance. Actual results may differ materially, and investors may lose all or a portion of their investment.
2. Subject to the successful completion of the concurrent Regulation D offering.
3. The Munson Restaurant Group and any other businesses affiliated with Jack Litman are separate from Munson Crowd Group LLC and investment into Munson Crowd Group LLC doesn't imply buy-in to larger operations.

A category leader, an experienced operator

2	$4.1M	1	>$550k
Number of locations in this fund	Average Unit Volume of Litman's existing BWW locations	Average months to profitability for a new BWW location	6 BWW GO units built by Litman's team at lower than average cost

A management team with a proven track record[1]

Jack Litman is a seasoned developer-operator that has spent years executing multi-unit rollouts across national brands, including Sonic and Buffalo Wild Wings. Jack and his team has raised institutional capital at scale, opened and integrated new locations across multiple markets, and built the systems needed to sustain performance across a growing portfolio. Investors are participating in a new project alongside an experienced operator who knows how to select sites, stand up teams, and consistently deliver above system results.

A sports bar category leader

Buffalo Wild Wings is the flagship sports bar brand in the United States, combining wings, beer, and live sports into a destination that already owns the game day occasion in many markets. The system benefits from national marketing, deep sports partnerships, and strong digital ordering, which work together to keep the brand in front of guests year round.

A business with a high growth potential[1]

At the brand level, Buffalo Wild Wings has delivered rising sales per restaurant, attractive store level margins, and incremental growth through formats like BWW GO. Within that system, Litman's locations have established a record of strong unit economics and more resilient cash flow. The combination of a scaled, profitable brand and a top quartile operator creates a clear pathway for investors to participate in a new business with a potential for high growth and positive cash flow.

1. Any references to the past performance of the sponsor, operator, management, or their affiliates are presented for informational purposes only and do not guarantee future results. There can be no assurance that the Company or the investment will achieve results comparable to those described, or any returns at all. The Munson Restaurant Group and any other businesses affiliated with Jack Litman are separate from Munson Crowd Group LLC and investment into Munson Crowd Group LLC doesn't imply buy-in to larger operations.

Why Invest in BUFFALO WILD WINGS Locations



Buffalo Wild Wings System Overview

For more than 40 years, Buffalo Wild Wings has been "the Great American Sports Bar," pairing wings, beer, and live sports into a repeat-visit habit for fans in every market. Today, it is a global franchise system with real scale and a long runway for growth. As part of the Inspire Brands family, owner of Dunkin', Arby's, Jimmy John's and the second-largest restaurant company in the U.S., franchisees benefit from superior support, national marketing muscle, and unmatched purchasing power.

Category leadership in a "wings, beer, sports" habit

Buffalo Wild Wings is the largest sports bar franchise brand in the U.S., recognized as a Top Food Franchise in Entrepreneur's Franchise 500. The brand pours more beer than any other restaurant or bar in the country and anchors that traffic with 26 signature sauces and seasonings.

Proven growth story

The brand has delivered 16 consecutive years of new unit growth, and 900 markets have been sold for the Buffalo Wild Wings GO, a delivery and take out concept, to be build in the next years.

Digital scale that drives frequency and data

With 13 million web and app users and roughly 37 percent of sales now digital, Buffalo Wild Wings combines the emotional pull of live sports with a modern, data-driven guest journey, from online ordering to in-bar engagement.

1,375 locations: a presence in every U.S. state



Source: https://buffalowildwingsfranchising.com/ as of November 21, 2025

Growing AUVs and Attractive Store Level Margins

Buffalo Wild Wings' average unit volume has increased every year since 2020 and reached a new system best of $3.5M+ in 2024, up roughly 3 percent year over year. Buffalo Wild Wings restaurants deliver higher EBITDAR dollars per unit, a function of the brand's alcohol mix and operating leverage.



Average unit volume, $ millions
4
3
2
1
0
$2.6M
$3.2M
$3.4M
$3.5M
$3.6M
2020
2021
2022
2023
2024



Franchisee EBITDAR
BWW
Casual dining benchmark
18.8%
15.3%

Source: Restaurant Research LLC as of October 20, 2025

Buffalo Wild Wings GO as a High Return Growth Vector

As of year end 2024, there were roughly 140 Buffalo Wild Wings GO locations in the system, a compact 900–1,600 sq ft, off-premise focused format built around walk-in and third-party delivery, with more than 600 additional units in the development pipeline. Positioned squarely against wings-to-go concepts like Wingstop, BWW GO allows guests get their takeout chicken from the sports bar brand they already know and love, ensuring that when people reach for convenient wings, they can choose Buffalo Wild Wings rather than a competitor.

	Traditional BWW	BWW GO
takeout and digital orders	37%	65%
team members required during peak periods	16-18	5-6


BUFFALO WILD WINGS GO
ORDER HERE
WINGS FRIES DRINKS
PICK UP
Exit Only
BWW GO first airport location at Boston Logan International Airport

Source: Restaurant Research LLC as of October 20, 2025

Heavyweight National Media Spend

In 2024 Buffalo Wild Wings deployed an estimated $119M of net marketing spend, the third highest media budget in casual dining. The brand ranks at or near the top of major casual competitors on social media presence.

2024 Estimated Net Marketing Spend



Olive Garden
$49M
Outback
$59M
LongHorn
$28M
Applebee's
$139M
Chili's
$130M
Buffalo Wild Wings
$119M

Celebrity partnerships support visit frequency and check size



Recent national campaign featuring the Jonas Brothers (American pop-rock band with 20M+ albums sold, multiple Billboard No. 1 releases, and ongoing U.S. arena tours) spotlights BWW's new Ultimate Sampler at systemwide locations. Their fanbase reaches millions of consumers across TV, streaming, and social, reinforcing BWW as the go-to place to gather before and after live events.



Buffalo Wild Wings' football-season "Pick 6" campaign features Dave "Lil Dicky" Burd (American rapper, comedian, and creator/star of FXX series "Dave," which averaged over 5M viewers per episode and became FX's most-watched comedy), using music-driven creative to connect with younger, digital-first fans around game days.



Meet the Operators

Meet Your Operator:

Munson Crowd Group LLC

Jack Litman, the founder of the Munson Crowd Group LLC, is a multi-unit, multi-brand franchisee of concepts exclusive to Inspire Brands. Well capitalized and with a proven track record of successful growth, both organically and through acquisition, Litman's restaurants demonstrate Best in Class operations with strong and consistent performance.

Existing restaurants operated by Jack Litman (not part of Munson Crowd Group LLC):

18	6	9
Buffalo Wild Wings Sports Bars	Buffalo Wild Wings Go	Sonic Drive-Ins

Other brands Jack Litman has operated:

Applebee's

Wingstop

Outback Steakhouse

1. Any references to the past performance of the sponsor, operator, management, or their affiliates are presented for informational purposes only and do not guarantee future results. There can be no assurance that the Company or the investment will achieve results comparable to those described, or any returns at all. Munson Crowd Group LLC is separate from other businesses affiliated with Jack Litman, and investment into Munson Crowd Group LLC doesn't imply buy-in to larger operations.

The Munson Crowd Group LLC Leadership

Proven, multi-disciplinary executive team, supported by a highly experienced Board of Advisors, positioned to drive disciplined growth and expansion.



Jack Litman

PRESIDENT

Mr. Litman has 7+ years of franchise development and operations experience across Wingstop, Sonic, and Buffalo Wild Wings. He has completed intensive training programs with both Sonic and Buffalo Wild Wings and currently operates 9 Sonic Drive-In and 25 Buffalo Wild Wings locations across New Jersey, New York, Pennsylvania, and Connecticut.



Brian Anderson

CHIEF OPERATING OFFICER

Mr. Anderson has 25+ years of progressive restaurant leadership experience, including multi-unit roles with Applebee's, Panera Bread, and Bennigan's. He oversees operations and growth for Litman's Buffalo Wild Wings portfolio, having led the successful opening and ongoing performance of all locations.



Charlotte Marriott

CHIEF PEOPLE OFFICER

Ms. Marriott brings over two decades of HR, administrative, and financial management experience supporting large restaurant and growth organizations, including McDonald's, Outback Steakhouse, and Sonic franchisee Qual-fresh. She joined Jack's team in 2021 and oversees people, payroll, and HR functions for the affiliated businesses.

Any references to the past performance of the sponsor, operator, management, or their affiliates are presented for informational purposes only and do not guarantee future results. There can be no assurance that the Company or the investment will achieve results comparable to those described, or any returns at all. Munson Crowd Group LLC is separate from other businesses affiliated with Jack Litman, and investment into Munson Crowd Group LLC doesn't imply buy-in to larger operations.

$100M Raised to Build a Scaled Restaurant Platform

Jack Litman has steadily expanded his Sonic and Buffalo Wild Wings footprint with capital and execution to support continued growth.


7 Sonic locations acquried in 2021
SONIC
1 Sonic location acquired in 2022
SONIC
7 Buffalo Wild Wings locations acquired in 2022
$26M
in total sales in September 2022
1 Sonic location acquried in 2023
SONIC
$32M
in total sales in July 2023
11 Buffalo Wild Wings locations acquired in 2024
$100M
in total sales in July 2024

Any references to the past performance of the sponsor, operator, management, or their affiliates are presented for informational purposes only and do not guarantee future results. There can be no assurance that the Company or the investment will achieve results comparable to those described, or any returns at all. Munson Crowd Group LLC is separate from other businesses affiliated with Jack Litman, and investment into Munson Crowd Group LLC doesn't imply buy-in to larger operations.

Litman’s restaurants are outperforming the system on the metrics that drive traffic and cash flow

Operating at the top of the Buffalo Wild Wings system

Litman’s existing restaurants, operated by The Munson Restaurant Group, has consistently ranked among the brand’s elite operators, being named BWW Developer of the Year in 2023, and its Princeton, NJ location cracking the Top 10 in the entire system.

Guest experience that beats the system by a wide margin

The Munson Restaurant Group’s network posts QSC (Quality of Service) scores of 95%, versus a system average of 85%. That 10-point spread reflects tighter execution on speed, accuracy, hospitality, and overall guest satisfaction.

Cleanliness scores in the top tier of the brand

On Ecosure cleanliness audits, The Munson Restaurant Group’s locations average 98% vs. a system average of 87%. These restaurants operate to “inspection ready” standards every day.


2024 average unit volume, $ millions
5
4
3
2
1
0
$4.1M
$3.5M
The Munson Restaurant Group
BWW system average

Any references to the past performance of the sponsor, operator, management, or their affiliates are presented for informational purposes only and do not guarantee future results. There can be no assurance that the Company or the investment will achieve results comparable to those described, or any returns at all. Munson Crowd Group LLC is separate from The Munson Restaurant Group and any other businesses affiliated with Jack Litman, and investment into Munson Crowd Group LLC doesn’t imply buy-in to larger operations.


Investment
Opportunity

Offering Terms[1]

Investment Amount	$1,235,000
Unit Price	$1.00
Minimum Investment	$500
Term	This offering provides an opportunity to invest in expansion of a successful Buffalo Wilds Wings operator, targeting substantial returns over a five-year period.
Target Return	20% IRR
Target Exit	5 years

1. For more information regarding potential exit strategies, incentives, distributions, and fees, please see the Form C. Subject to the successful completion of the concurrent Regulation D offering. The targeted net IRR is illustrative only, reflects management's current assumptions as described in the Form C, and is not a forecast or guarantee of performance. Actual results may differ materially, and investors may lose all or a portion of their investment.

High-Conviction New Markets With Built-In Demand

This expansion targets Hainesport and Hazlet, which together represent high-confidence infill opportunities where Munson Crowd Group LLC can leverage proven traffic, strong surrounding AUVs, and a lack of direct wing competition to drive outsized unit performance.

Hainesport, NJ: Proven sales corridor with no true wing competitor

- Situated in a trade area where neighboring restaurants over-index vs their brand AUVs, signaling strong local dining demand and healthy guest spend.
- Litman's Sonic next door generates approximately $1.8M in annual sales, validating traffic patterns, access, and the strength of this specific node.
- There is no dedicated wing competitor in the market outside of Johnny Long Shots, where wings are a non-core menu item.
- A Buffalo Wild Wings GO here is positioned to become the default "wings, beer, sports" takeout in a corridor that already proves it can support above-average volumes.

Hazlet, NJ: Underserved sports bar market with strong fundamentals

- Robust traffic patterns with easy ingress and egress, along with strong visibility, support high awareness and impulse visits.
- Nearby concepts like Chili's and Texas Roadhouse are overperforming, confirming that guests in this trade area already allocate significant spend to casual dining.
- Hazlet remains an underserved market for Buffalo Wild Wings, with no BWW presence in the immediate vicinity.
- A new BWW here can tap into existing casual dining demand while owning the wings and sports occasion, rather than competing for share against another dedicated sports bar brand.



Hazlet
Hainesport

Exit Strategy

Flexible buyout structure

Munson Crowd Group LLC has the option to buy out investors at any time at the greater of 4x EBITDA or a 10% IRR, providing a clear, predefined path to liquidity.

Target exit timing

The base case underwrites to an exit around year 5 at approximately 4x EBITDA, aligning with the targeted ramp and stabilization of both locations.

Conservative estimate

The 4x EBITDA assumption is below industry valuation multiples[1], positioning investors on a conservative footing with potential upside if market conditions support higher exit multiples.

1. Source: Restaurant Research LLC as of October 20, 2025

For more information regarding potential exit strategies, incentives, distributions, and fees, please see the Form C. Subject to the successful completion of the concurrent Regulation D offering. The targeted net IRR is illustrative only, reflects management's current assumptions as described in the Form C, and is not a forecast or guarantee of performance. Actual results may differ materially, and investors may lose all or a portion of their investment.

Financials



Proforma BWW P&L Hazlet NJ

Category	2026	2027	2028	2029	2030
Total Sales	$4,298,605	$4,435,286	$4,576,068	$4,721,074	$4,870,429
Total Prime Costs	$1,401,110	$1,434,707	$1,480,222	$1,527,102	$1,575,980
Gross Profit	$2,897,494	$3,000,579	$3,095,847	$3,193,972	$3,294,450
Total Labor Cost	$1,155,571	$1,187,197	$1,219,773	$1,253,326	$1,289,287
Total Operating Expense	$404,985	$407,445	$409,979	$412,589	$419,926
Royalties	$0	$0	$10,874	$141,632	$194,817
Other Corporate Overhead	$569,566	$579,833	$590,361	$601,155	$592,438
Net Profit	**$767,373**	**$826,104**	**$864,860**	**$785,270**	**$797,982**

Subject to the successful completion of the concurrent Regulation D offering. Actual results may differ materially, and investors may lose some or all of their invested capital. Construction delays, cost overruns, Regulation D timing would impact performance detrimentally.

Proforma BWW GO P&L Hainesport NJ

Category	2026	2027	2028	2029	2030
Total Sales	$1,248,092	$1,287,039	$1,327,073	$1,368,309	$1,410,782
Total Prime Costs	$415,901	$425,593	$438,778	$452,360	$466,545
Gross Profit	$832,191	$861,446	$888,295	$915,949	$944,236
Total Labor Cost	$348,680	$359,000	$369,613	$380,545	$391,844
Total Operating Expense	$155,989	$199,832	$200,633	$201,458	$202,307
Royalties	$0	$0	$22,682	$68,415	$84,647
Other Corporate Overhead	$129,993	$130,966	$131,967	$132,999	$134,058
Net Profit	**$197,530**	**$171,647**	**$163,399**	**$132,533**	**$131,380**

Subject to the successful completion of the concurrent Regulation D offering. Actual results may differ materially, and investors may lose some or all of their invested capital. Construction delays, cost overruns, Regulation D timing would impact performance detrimentally.

Targeted Distribution Schedule

Total Dividends by Year

2026	2027	2028	2029	2030	Exit Amount	Net IRR
$253,202	$262,764	$271,156	$217,517	$217,286	**$1,227,219**	**20%**

$500 Investment Example

Initial Investment	Year 1	Year 2	Year 3	Year 4	Year 5	Exit Portion	Net IRR
$500	$103	$106	$110	$88	$585	**$497**	**20%**

Targeted returns are based on management's assumptions and expectations and are not guarantees of future performance. Subject to the successful completion of the concurrent Regulation D offering. Actual results may differ materially, and investors may lose some or all of their invested capital. Distributions, if any, are subject to Manager discretion and available cash flow as described in the Form C.

Additional Details

Lifecycle of the Fund

Investing

Raise initial capital

Closing documents uploaded after maximum raise is met

Building

Updates provided quarterly

Distributions

Distributions to be made from excess cash flow

Delivered via direct deposit

Taxes

K1 delivered to each investor

Exit

Target exit at year 5

Munson Crowd Group LLC has the option to buy out investors at any time at the greater of 4x EBITDA or a 10% IRR

For more information regarding potential exit strategies, incentives, distributions, and fees, please see the Form C. Subject to the successful completion of the concurrent Regulation D offering. Actual results may differ materially, and investors may lose some or all of their invested capital. Distributions, if any, are subject to Manager discretion and available cash flow as described in the Form C.